Form 20-F
period 2002-08-31
CANWEST MEDIA INC
filed 2003-02-28
CIK 1158672

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  August 31, 2002

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-13878

CanWest Media Inc.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

31st Floor, TD Centre

201 Portage Avenue

Winnipeg, Manitoba, Canada R3B 3L7

(Address of principal executive offices)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

10 5/8% Series B Senior Subordinated Notes due 2011

(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

22,785 common shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

               Yes      [ X ]       No     [  ]

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X ]	Item 18 [ ]

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
SELECTED HISTORICAL FINANCIAL DATA
ITEM 4. INFORMATION ON THE COMPANY
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8. FINANCIAL INFORMATION
ITEM 9. THE OFFER AND LISTING
ITEM 10. ADDITIONAL INFORMATION
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16. [RESERVED]
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
AMALGAMATION AGREEMENT
AMENDING AGREEMENT - SR. SECURED CREDIT FACILITIES
RETIREMENT COMPENSATION ARRANGEMENT PLAN
RETIREMENT COMPENSATION ARRANGEMENT TRUST AGREEMNT
GENERAL CONVEYANCE
LETTER AGREEMENT
AMENDING AGREEMENT NO. 2 - SR. SECURED/CREDIT FAC.
SUPPLEMENTAL INDENTURE
LETTER AGREEMENT
SHARE PURCHASE AGREEMENT
LETTER AGREEMENT
SHARE PURCHASE AGREEMENT
LETTER AGREEMENT
NON-COMPETITION/SOLICITATION & CONFIDENTIALITY AGR
FORM OF AMENDED & RESTATED ADV. REP. AGREEMENT
FORM OF AMENDED & RESTATED SERVICES AGREEMENT
PENSION & EMPLOYEE BENEFIT PLANS AGREEMENT
TRANSITIONAL SERVICES AGREEMENT
FORM OF AMENDED & RESTATED EDITORIAL SERVICES AGR.
FORM OF AMENDED & RESTATED ELEC. DISTRIBUTION AGR.
STATEMENT REGARDING COMPUTATION OF RATIOS
LIST OF ENTITIES PARTY TO THE FORM OF AGREEMENT
LIST OF ENTITIES PARTY TO THE FORM OF AGREEMENT
LIST OF ENTITIES PARTY TO THE FORM OF AGREEMENT
LIST OF ENTITIES PARTY TO THE FORM OF AGREEMENT

INTRODUCTION

This Annual Report on Form 20-F relates to CanWest Media Inc. and its subsidiaries (referred to herein as the “Company” or “CanWest”). On September 24, 2001, CanWest Media Inc. and certain of its subsidiaries filed a Registration Statement on Form F-4 with the Securities and Exchange Commission to register exchange notes for the initial notes that it issued on May 17, 2001 (the “notes”) became effective. As a result, CanWest Media Inc. became a reporting company under the Exchange Act.

As used in this annual report “CanWest Publications” refers to the newspapers and Internet assets acquired by us from Hollinger International Inc., Southam Inc., Hollinger Canadian Newspapers, Limited Partnership and HCN Publications Company on November 16, 2000, including a 100% interest in the National Post and excluding those publications that have since been sold by the Company (see “Recent Events”).

The information required for some items in this annual report is “not applicable” to the Company. “Not applicable” means that the response to the referenced item is omitted either in reliance on the instructions to this form or because the information sought by the referenced item does not apply to the Company or the Company has no relevant information to disclose.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Whenever a statement is not simply a statement of historical fact (such as a statement that includes the words “believe,” “expect,” “anticipate,” “estimate,” “project,” and other similar expressions), the Company’s expectations may not be correct, even though it believes on the date of this annual report that they are reasonable. The Company does not guarantee that the transactions and events described in this annual report will happen as described (or that they will happen at all). Read this annual report completely and with the understanding that actual future results may be materially different from what the Company expects. The Company will not update these forward- looking statements, even though the Company’s situation may change in the future, except as required by law.

Whether actual results will conform with the Company’s present expectations and predictions is subject to a number of risks and uncertainties including:

•	the significant considerations, including the risk factors, discussed in this annual report (See Item 3.D. Risk Factors);

•	the Company’s outstanding indebtedness and its leverage;

•	risks related to the Company’s ability to successfully implement its business and operating strategies;

•	risks related to the Company’s ability to effectively manage its growth; and

•	the highly competitive nature of the industry in which the Company operates.

        ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

            ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.        Selected Financial Data

The following tables set forth selected historical financial data for the Company. The Company’s selected historical financial data presented for, and as of the year end of, each of the years ended August 31, 1998 through 2002, are derived from the Company’s audited financial statements, which were audited by PricewaterhouseCoopers LLP, independent accountants.

The selected historical financial data are not necessarily indicative of the Company’s future results of operation. The financial statements of the Company have been prepared in Canadian dollars and in accordance with Canadian GAAP. The selected historical financial data in the following tables should be read in conjunction with the Company’s audited financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this annual report. (See Item 5 Operating and Financial Review and Prospects and Item 8 Financial Information)

SELECTED HISTORICAL FINANCIAL DATA
(dollars in thousands)

CanWest Media Inc.

		For the fiscal year ended August 31,

	1998	1999	2000	2001	2002

Operating Data:(1)
Revenue	$537,538	$555,005	$620,269	$1,767,306	$2,120,344
Operating expenses	356,176	406,978	478,953	1,333,236	1,649,294

Operating profit before amortization	181,362	148,027	141,316	434,070	471,050
Amortization of intangibles and goodwill	14,380	14,465	20,077	89,319	17,500
Other amortization	13,180	19,491	22,551	64,768	80,100

	153,802	114,071	98,688	279,983	373,450
Financing expenses	37,955	42,580	59,813	268,843	255,006
Investment and other income	(5,321)	(22,473)	(103,901)	(31,582)	(37,084)

	121,168	93,964	142,776	42,722	155,528
Provision for (recovery of) income taxes	49,741	40,679	41,757	(27,280)	47,610

Earnings before the following	71,427	53,285	101,019	70,002	107,918
Minority interests	(4,346)	9,791	2,174	(3,196)	4,330
Interest in earnings (loss) of Network TEN	74,060	68,749	72,194	52,567	(11,815)
Interest in earnings (loss) of other equity accounted affiliates	—	—	2,286	(14,491)	(1,523)
Gain on sale of an 18.5% economic interest in Network TEN	60,757	—	—	—	—
Realized translation adjustments	(6,000)	(1,500)	(1,300)	(7,200)	(1,000)

Net earnings for the year	$195,898	$130,325	$176,373	$97,682	$97,910

Cash flows from:
Operating activities	$144,289	$118,037	$128,267	$190,743	$186,723
Investing activities	(155,432)	(234,242)	(681,191)	(2,104,325)	374,325
Financing activities	(54,251)	110,127	589,841	1,855,351	(522,702)
Balance Sheet Data (at period end):
Intangibles and goodwill	$437,747	$428,900	$1,453,143	$3,877,579	$3,696,702
Total assets	1,409,797	1,616,911	2,79,111	6,152,212	5,739,661
Long- term debt	451,387	544,675	1,168,282	2,907,527	2,379,459
Equity instruments	11,591	11,591	11,591	1,280,094	1,386,178
Shareholder’s equity	555,695	686,596	812,211	2,145,327	2,264,977
U.S. GAAP Data:
Operating income	$134,066	$115,139	$102,020	$283,633	$364,052
Net earnings (loss) for the year	173,252	137,508	212,674	71,684	(12,497)
Total assets	1,370,491	1,600,204	2,825,592	6,116,394	5,798,123
Long term debt	451,387	535,423	1,123,903	3,687,962	3,335,517
Shareholders’ equity	517,970	673,558	858,038	1,236,987	1,357,402
Other Financial Data:
EBITDA (2)	$181,362	$148,027	$141,316	$434,070	$471,050
Distributions from Network TEN	76,166	60,001	75,259	71,096	60,984
Capital expenditures and other investments	17,667	17,658	14,617	43,469	57,459
Fixed charge coverage	7.5	4.7	4.6	1.1	1.3

(1)	Operating data and results in the periods presented were impacted by the following business acquisitions:

•	In fiscal year ended August 31, 1998, the Company acquired CKMI, an English- speaking television broadcaster in Quebec, and More FM, a radio operation in New Zealand;

•	In fiscal year ended August 31, 2000, the Company acquired WIC;

•	In fiscal year ended August 31, 2001, the Company acquired CanWest Publications; and

•	In fiscal year ended August 31, 2002, the Company acquired the remaining 50% interest in the National Post not already owned.

Operating data and results under Canadian GAAP for the fiscal year ended August 31, 2001 were impacted by the adoption of new standards in respect of accounting for income taxes.

Operating data and results under Canadian and U.S. GAAP for the fiscal year ended August 31, 2002 were impacted by the adoption of new standards in respect of accounting for goodwill and other intangibles.

(2)	EBITDA represents earnings from continuing operations before realized translation adjustments, gain on sale of economic interests in Network TEN, interest in earnings of Network TEN and other equity accounted affiliates, minority interests, provision for income taxes, investment and other income, financing expenses, amortization and loss from discontinued operations. EBITDA is not intended to represent cash flow from operations as defined by Canadian GAAP and should not be used as an alternative to operating income or income from continuing operations as an indicator of operating performance or cash flow as a measure of liquidity. EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies. EBITDA is however an indicator of the Company’s ability to fulfill its obligations under its senior indebtedness.

EXCHANGE RATE DATA

The Company prepares its financial statements in Canadian dollars. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. The following tables set forth, for the periods and dates indicated, information concerning the exchange rates between U.S. dollars and Canadian dollars based on the noon rates of exchange as reported by the Bank of Canada, expressed in U.S. dollars per Cdn$1.00. No representation is made that the Canadian dollar amounts, on the one hand, or the U.S. dollar amounts, on the other hand, referred to in this annual report could be or could have been converted into U.S. dollars or Canadian dollars, as the case may be, at any particular rate or at all.

		Years ended August 31,

	1998	1999	2000	2001	2002

High for period	$0.7292	$0.6891	$0.6969	$0.6695	$0.6618
Low for period	0.6341	0.6423	0.6629	0.6242	$0.6199
End of period	0.6351	0.6682	0.6793	0.6300	$0.6331
Average for period (1)	0.6901	0.6643	0.6805	0.6448	$0.6372

(1)	The average of the noon buying rates on the last business day of each month during the period.

			Month ended

	August 31,	Sept. 30,	Oct . 31,	Nov. 30,	Dec. 31,	Jan. 31,
	2002	2002	2002	2002	2002	2003

High for period	$0.6443	$0.6434	$0.6409	$0.6439	$0.6462	$0.6570
Low for period	0.6276	0.6306	0.6273	0.6289	0.6331	0.6350

In this annual report, “A$” means Australian dollars, “Cdn$” or “$” means Canadian dollars, “€” means Euros, “Ire£” means Irish punts, “NZ$” means New Zealand dollars and “US$” means U.S. dollars.

     On February 26, 2003, the Bank of Canada noon rate for Canadian dollars was:

•	A$1.1023 per Cdn$1.00;
•	Euro 0.6202 per Cdn$1.00;

•	NZ$1.1854 per Cdn$1.00; and

•	US$0.6696 per Cdn$1.00.

INDUSTRY DATA

     Unless otherwise indicated in this annual report:

•	Individual newspaper circulation figures are from the Audit Bureau of Circulations, an independent research organization that audits the circulation of print media vehicles, including newspapers; industry- wide newspaper industry advertising revenue, circulation revenue, circulation and median newspaper price data are from the Canadian Newspaper Association, a not- for- profit industry association representing Canadian newspaper publishers.

•	Broadcasting viewership data for Canada is from Nielsen Media Research Limited, a company that provides television audience measurement and related services, and BBM Bureau of Measurement, a not- for- profit broadcast research company that provides ratings information for the television, radio and interactive media industries.

•	Broadcasting viewership data for Australia, New Zealand and the Republic of Ireland is from AC Nielsen Corporation, a company that provides market research, information and analysis to the consumer products and services industries.

•	Broadcasting viewership data for Northern Ireland is from the Broadcasters’ Audience Research Board Ltd., a company that provides television audience data for the United Kingdom.

•	Radio listenership data for New Zealand is from the New Zealand Radio Broadcasters Association, an industry association.

     Although the Company believes these independent sources are generally reliable, the accuracy and completeness of this information is not guaranteed and has not been independently verified.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The Company’s substantial debt could adversely affect its financial condition.

The Company now has a substantial amount of debt. As of August 31, 2002, it had $2,530 million in long term debt (including the current portion) and shareholder’s equity of $2,265 million, resulting in a total debt to capitalization ratio of 53%.

The Company’s substantial indebtedness could have important consequences. For example, it could:

•	make it more difficult for the Company to satisfy its obligations with respect to the US$425.0 million 10 5/8% senior subordinated notes due 2011, referred to herein as the notes, and its obligations under the senior credit facility;

•	require the Company to dedicate a substantial portion of its cash flow from operations to payments on debt, which will reduce amounts available for working capital, capital expenditures, marketing, product and program development and other general corporate purposes. The Company estimates cash flow requirements to service existing debt over the twelve months ending August 31, 2003 to be $368 million, including scheduled repayments under the senior credit facility of $127 million. Scheduled annual repayments beyond August 2002 under the senior credit facility are as follows:

Years ending:

August 2004	$127 million
August 2005	$166 million
August 2006	$205 million
August 2007	$192 million
August 2008	$627 million
August 2009	$352 million

•	limit the Company’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates;

•	increase the Company’s vulnerability to general adverse economic and industry conditions;

•	place the Company at a competitive disadvantage compared to its competitors with less debt; and

•	limit the Company’s ability to borrow additional funds.

In addition, a portion of the Company’s debt, including debt under the senior credit facility, bears interest at variable rates. An increase in the interest rates on the debt will reduce the funds available to repay the notes and other debt and for operations and future business opportunities and will intensify the consequences of the Company’s leveraged capital structure.

The Company may not successfully implement the strategies relating to its acquisitions or achieve the anticipated benefits from these acquisitions.

The acquisitions of WIC, CanWest Publications and the remaining 50% interest in The National Post Company form part of a set of business strategies which are based on developing a comprehensive platform of media assets. The Company is in the process of refining its strategies, which include the offering of multi- platform advertising solutions, the pursuit of cross- promotional opportunities and enhanced content development. The Company believes that its convergence and synergy strategies will enable it to achieve efficiencies. However, these strategies are still under development. There can be no assurances that the Company will be able to fully develop or implement these strategies or that the Company will realize the anticipated benefits of these strategies. Implementation of these strategies could also be affected by a number of factors beyond the Company’s control, including operating difficulties, increased operating costs, regulatory developments, general or local economic conditions or increased competition. In addition, the Company’s ability to achieve other anticipated benefits from its recent acquisitions, including cost savings and operating efficiencies, will depend, in large part, on its ability to successfully integrate certain of the operations of the acquired assets with its existing operations. The success of the integration of the newly acquired assets will also require the dedication of management and other personnel resources, which may temporarily distract their attention from day- to- day business. There can be no assurances that the Company will accomplish the integration of any newly acquired assets successfully.

The Company may not be able to effectively manage growth.

The Company has recently experienced substantial growth in its business and has significantly expanded its operations both domestically and internationally. The Company has made a number of other acquisitions in the past and it plans to continue to make acquisitions in the future. Certain of these acquisitions have involved expansion into businesses in which the Company has historically had limited or no involvement. The Company intends to continue to increase business in Canada and in foreign markets, further expand the types of businesses in which it engages and make selective acquisitions. This growth and expansion has placed, and will continue to place, a significant demand on management resources. To manage growth effectively, the Company must maintain a high level of content quality, efficiency and performance and must continue to enhance its operational, financial and management systems, and attract, train, motivate and manage its employees. The Company may not be able to effectively manage this expansion and any failure to do so could have a material adverse effect on its business, financial condition or results of operation.

The Company operates in highly competitive industries.

Participants in the broadcasting and publishing industries depend primarily upon the sale of advertising and paid subscriptions to generate revenue. Competition for advertising, subscribers, viewers, listeners, readers and distribution is intense and comes from broadcast television stations and networks and specialty cable channels; radio; local, regional and national newspapers; direct mail; and other communications and advertising media that operate in these markets. The Company’s competitors include both privately- owned companies and government- owned market participants. In addition, there is increasing consolidation in the Canadian broadcasting, publishing and other media industries and competitors increasingly include market participants with interests in multiple industries and media. There can be no assurances that existing and future competitors will not pursue or be capable of achieving similar or competitive business strategies. Some competitors have greater financial and other resources than the Company. Competing successfully depends on a number of factors, including the Company’s ability to secure popular television programs and high quality editorial content, the Company’s ability to achieve high distribution levels and subscriptions and the Company’s ability to generate advertising revenue. There can be no assurances that the Company will be able to compete successfully in the future against existing or potential competitors, or that increased competition will not have a material adverse effect on its business, financial condition or results of operation.

The Company competes and will continue to compete with alternative technologies and it may be required to invest a significant amount of capital to address continued technological development.

The media industry is experiencing rapid and significant technological changes, which may result in alternative means of program and content transmission and which could have a material adverse effect on the Company’s business, financial condition or results of operation. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Further, in each of the Company’s broadcasting markets, industry regulators have authorized direct- to- home satellite, microwave and cable services, and may authorize other alternative methods of transmitting television, radio and other content with improved speed and quality. The Company may not be able to successfully compete with existing or newly developed alternative technologies or may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and the Company’s ability to fund such implementation may be limited and could have a material adverse effect on its ability to successfully compete in the future.

Revenue is subject to cyclical and seasonal variations and is generated primarily from advertisers.

The Company’s business is cyclical in nature. Because it depends upon the sale of advertising for a substantial portion of revenue, the Company’s operating results are sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, newspaper publishing is both capital and labor intensive and, as a result, newspapers have relatively high fixed cost structures. During periods of economic contraction, revenue may decrease while some costs remain fixed, resulting in decreased earnings. Similarly, because a substantial portion of revenue is derived from retail advertisers, which have historically been sensitive to general economic cycles, the Company’s business, financial condition or results of operation could be materially adversely affected by a downturn in the retail sector.

The Company’s business has experienced and is expected to continue to experience significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people’s viewing, reading and listening habits. Typically, revenue is lowest during the fourth quarter of the fiscal year, which ends in August, and highest during the first quarter of the fiscal year.

The Company may be adversely affected by variations in television programming acquisition costs.

The most significant cost in the broadcasting businesses is television programming. There can be no assurances that the Company’s broadcasting operations will not be exposed in the future to volatile or increased television programming costs which may adversely affect its operating results. Developments in cable, satellite or other forms of distribution could also affect both the availability and the cost of programming and increase competition for advertising expenditures. In addition, the production and distribution costs of television and other forms of entertainment, as well as television programming costs, may increase. Moreover, programs may be purchased for broadcasting two to three years in advance, making it difficult to predict how such programs will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in revised amortization periods or impairments that would increase operating costs.

The Company may be adversely affected by strikes and other labor protests.

The Company estimates approximately half of its employees are represented by collective bargaining agreements. Any strikes or other forms of labor protest could disrupt operations and could have a material adverse effect on the Company’s business, financial condition or results of operation. The CHAN television station in Vancouver, as well as the newspapers in Vancouver, The Vancouver Sun and The Province; the Victoria Times Columnist, the Calgary Herald; and the Ottawa Citizen have each been subject to a strike over the past five years. These strikes have ranged in duration with the longest continuing for approximately six months (at the Calgary Herald).

The Company may be adversely affected by variations in the cost of newsprint.

Newsprint expense represents one of the Company’s largest raw material expenses and, after wages and employee benefits expense and programming acquisition costs, is the Company’s most significant operating cost. Newsprint costs vary widely from time to time and price changes in newsprint can significantly affect the overall earnings of the publishing operations. There can be no assurances that the publishing operations will not be exposed in the future to volatile or increased newsprint costs which could have a material adverse effect on the Company’s business, financial condition or results of operation.

A significant portion of the Company’s adjusted pro forma EBITDA is attributable to distributions from Australia’s Network TEN; there can be no assurances that they will continue at the same level or at all.

Distributions from The Ten Group Pty. Limited, referred to herein as Network TEN, in the form of dividends and interest payments have historically represented a significant portion of the Company’s adjusted pro forma EBITDA, and the Company expects they will continue to be a significant portion of its EBITDA in the future. The Company does not own a majority or controlling voting interest in Network TEN, nor does it exercise control over its management, strategic direction or daily operations.

The Company may be adversely affected by foreign exchange fluctuations.

Virtually all of the Company’s revenue is generated in the local currencies of countries in which the Company operates, while certain programming and other expenses are incurred by the Company in U.S. dollars. Transaction losses have been nominal. However, declines in the values of the currencies of Australia, New Zealand, Ireland and the United Kingdom relative to the Canadian dollar have affected the comparison of Canadian dollar translated amounts over periods of time. The most significant impact results from the Company’s economic interest in Network TEN. For example, the average rate of exchange used to translate results from Network TEN increased 4% in fiscal 2002, compared to fiscal 2001. Had the average exchange rate remained constant over the two years, the Company’s equity in the loss of Network TEN in fiscal 2002 would have been $3.0 million higher. Additionally, since the Company’s initial acquisition of Network TEN in 1992, it had realized a total of $10.1 million in currency translation losses arising from distributions made by Network TEN in respect of the Company’s 57.5% interest to August 31, 2002.

In addition a significant portion of the Company’s borrowing is denominated in U.S. dollars, and interest, principal and premium, if any, on such borrowing must be paid in U.S. dollars. As a result, the Company is exposed to foreign currency exchange risk. The Company has entered into a cross currency interest rate swap, which converts the U.S. dollar principal and interest payable under the notes into a Canadian dollar obligation, to hedge the foreign exchange rate risk with respect to the notes. However, there can be no assurances that exchange rate fluctuations will not have a material adverse effect on the Company’s ability to make payments in respect of the notes, as the Company may be required to provide cash or other collateral to secure its obligations in respect of its hedging transactions.

Changes in government regulation could adversely affect the Company’s business, financial condition or results of operation.

Changes to the regulations and policies governing broadcast television, specialty cable channels and program distribution through cable and direct- to- home satellite services, the introduction of new regulations or policies or terms of licenses or treatment of the tax deductibility of advertising expenditures could have a material adverse effect on the Company’s business, financial condition or results of operation.

Broadcasting operations are generally subject to extensive government regulation. Regulations govern the issuance, amendment, renewal, transfer and ownership of broadcast licenses in virtually all jurisdictions and, in some jurisdictions, govern the timing and content of programming; the timing, content and amount of commercial advertising; and the amount of foreign versus domestically produced programming. In many jurisdictions, including Australia, Canada and Northern Ireland, there are significant restrictions on the ability of foreign entities to own or control broadcasting businesses.

The Company’s Canadian television operations are regulated pursuant to the Broadcasting Act (Canada). Television broadcasting operations in Canada are also subject to simultaneous program substitution regulatory requirements, cable priority carriage rules, specialty service access rules, content rules and foreign ownership restrictions, all of which the Company must comply with and changes to which could have an adverse affect on the Company.

A House of Commons committee announced on May 10, 2001 that it is undertaking an 18- month study of the current state and future direction of Canada’s broadcasting system and the efficacy of the Broadcasting Act in meeting policy objectives. Hearings were held across the country with participation from various interests, including the Company. Among the issues being considered by the Committee include patterns of media ownership, cross- media ownership and vertical integration and Canadian content and cultural diversity. The Committee is expected to issue its report in the next few months. The introduction of new laws, regulations or policies with respect to these matters could have a material adverse effect on the Company’s business, financial condition or results of operation.

The Company’s operations outside of Canada are also subject to government regulation. In Australia, the Company’s investments are subject to statutes and regulation regarding licensing, programming standards, ownership and control of commercial broadcasting services and administering the allocation of broadcasting frequency spectrum. Although the New Zealand radio and television broadcasting industry was deregulated in 1989, the Company’s New Zealand operations remain subject to broadcasting standards and to general legislation concerning foreign investment in New Zealand. Television broadcasting in the Republic of Ireland is regulated with respect to, among other things, licensing, ownership and control, advertising and programming. The Company’s Northern Ireland operations are subject to rules regarding licensing, foreign and other ownership restrictions and content quotas. The government of the United Kingdom has proposed a major revision to its Broadcasting Act that may see the loosening of certain broadcast license foreign ownership restrictions that have limited the ability of CanWest in the region. It is expected that the bill encompassing these changes will make its way through the U.K. parliamentary process during 2003. There can be no assurances that any changes to the rules and regulations affecting the Company’s operations outside of Canada will not have a material adverse effect on the business, financial condition or results of operation of the Company’s non- Canadian subsidiaries and investments or the Company’s ability to maintain its ownership interests in its non- Canadian subsidiaries and investments.

The Canadian Radio-television and Telecommunications Commission or CRTC and other applicable broadcasting regulatory authorities may not renew the Company’s existing broadcasting licenses or grant it new licenses on acceptable terms, or at all.

The Company’s CRTC broadcasting licenses must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. The CRTC considered the Company’s applications for the renewal of the licenses for all of its Canadian television stations, except CJNT (Montreal) (the license for which expires in 2007) in 2001. New licenses have been granted with effect from September 1, 2001 for the maximum seven year term. The Company’s license for Global Prime expires in 2004.

While CRTC regulations and policies do not require CRTC approval before a broadcaster purchases an unregulated media entity, such as a newspaper, the CRTC considered the issue of the Company’s cross- media ownership at license renewal proceedings. The CRTC has expressed its support for the promotion of diversity in broadcasting expression at a local and national level, primarily with respect to news voices, and has the power to preserve diversity of voices and prevent or address the emergence of undue competitive advantage on behalf of one licensee where it is found to exist. As a condition of the most recent license renewals, the CRTC directed the Company to abide by its proposed code of conduct respecting the maintenance of separate management over the television and print news operations. There can be no assurances that, in future license renewal proceedings, the CRTC will not require the Company to take measures which could have a material adverse effect on the integration of CanWest Publications with the Company’s broadcasting assets and the Company’s ability to continue to realize certain of the anticipated benefits of acquiring CanWest Publications.

The licenses held by Network TEN’s stations in Sydney, Melbourne, Brisbane and Perth were renewed in 2002 and will be subject to renewal by the Australian Broadcasting Authority in 2007. The license for Network TEN’s Adelaide station is subject to renewal in 2004. Licenses in other jurisdictions are also subject to renewal from time to time.

The Company’s inability to renew any of its licenses or acquire new interests or licenses on acceptable terms, or at all, could have a material adverse effect on its business, financial condition or results of operation.

The Commissioner under the Competition Act (Canada) retains the right to challenge a transaction such as the acquisition of CanWest Publications at any time up to three years after the closing of the transaction.

Under the Competition Act, a transaction satisfying prescribed thresholds is subject to mandatory pre- merger notification to the Commissioner of Competition and observance of a prescribed short- form or long- form waiting period during which the parties are prohibited from closing the transaction. Where the Commissioner determines the proposed transaction is likely to prevent or lessen competition substantially, the Commissioner may apply to the Competition Tribunal for an order prohibiting it or an order permitting it provided certain assets are divested and other conditions are satisfied. Where the Commissioner has not made such a determination, the Commissioner typically advises the parties in writing that, at that time, the Commissioner will not apply to the Competition Tribunal for an order in respect of the transaction. This “no- action” letter remains subject to the Commissioner’s statutory right to challenge a transaction at any time up to three years after a transaction has been completed. If the Commissioner successfully challenges a completed transaction, the Competition Tribunal may issue an order ordering divestiture of assets or shares or dissolution of the merger. Also, with the consent of the parties, the Competition Tribunal may issue an order to take such other action as is deemed necessary to remedy any substantial lessening or prevention of competition the Competition Tribunal determines would result from or would be likely to result from the completion of the transaction.

The acquisition of CanWest Publications, and the remaining 50% interest in the National Post were subject to pre- merger notifications under the Competition Act. The Commissioner issued “no- action” letters prior to the closing of the acquisitions of CanWest Publications and the remaining 50% interest in the National Post. However, the Commissioner still retains the statutory right to challenge the acquisitions at any time up to three years after it has been completed, a right the Commissioner retains in every transaction.

CanWest Global Communications Corp. may not be successful in defending a lawsuit which has been commenced against CanWest Global Communications Corp. and certain of its subsidiaries.

On March 5, 2001, certain plaintiffs who owned a 29.3% interest in CanWest Broadcasting Ltd. or CBL filed a statement of claim with the Ontario Superior Court of Justice against CanWest Global Communications Corp., certain of its subsidiaries and Israel Asper. The plaintiffs claim, among other things, that the defendants:

•	have acted in a manner that is oppressive and unfairly prejudicial to the plaintiffs;

•	have improperly favored the interests of the defendants over the interests of CBL and the plaintiffs (including the diversion of corporate opportunities);

•	owe fiduciary duties to the plaintiffs; and

•	have wrongly terminated certain contracts with the plaintiffs and replaced them with non- arms’ length contracts.

The plaintiffs are seeking, among other things, damages of $345.0 million (including aggravated and punitive damages).

At the time of the commencement of the action, the Company owned 70.67% of CBL and the plaintiffs owned the minority interest. CBL owned the Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and CFSK). On May 1, 2001, CBL amalgamated with one of the Company’s indirect wholly- owned subsidiaries to continue as CBL Amalco. Under the terms of the amalgamation agreement, the Company received all of the shares of CBL Amalco and the minority shareholders of CBL received special preference shares of CanWest Global Communications Corp. CanWest Global Communications Corp. redeemed the special preference shares for $57.7 million on December 18, 2002. There can be no assurances as to the outcome of the lawsuit, the timing or amounts of any payments the Company may make in connection with the lawsuit (including litigation expenses), whether any additional allegations or claims will be made, how long the suit will last or as to any of the other risks inherent in any litigation. There can be no assurances that CanWest Global Communications Corp. and the other defendants will be successful in defending this lawsuit. While the Company believes these claims to be substantially without merit and the suit will not have a material adverse effect on the Company, a significant adverse result could have a material adverse effect on the Company’s business, financial condition or results of operation. Specifically, the lawsuit could adversely affect the value of the Company’s equity interests in its subsidiaries named as defendants.

The Company does not control and is not permitted to control some of its broadcasting assets.

The Company does not own a majority voting interest in Australia’s Network TEN, nor does it control its management or strategic direction, and the Company is not permitted under Australian law to own more than 15% of the equity of Network TEN. The Company does not own a majority interest in Northern Ireland’s UTV, nor does it have any representation on its board of directors and under a combination of British broadcasting and securities laws the Company is not permitted to own more than 29.9% of UTV. The Company does not own a majority interest in TV3 and the Company believes it is unlikely regulatory authorities in the Republic of Ireland would permit it to own more than 45% of TV3. There can be no assurances that any or all of Network TEN, UTV and TV3 will not take any actions that could have a material adverse effect on the Company’s economic or ownership interest in such entities.

The Company may be adversely affected by changes in government incentive programs for Canadian program production.

The CRTC requires Canadian broadcasters to broadcast certain amounts of content of Canadian origin. Often, a portion of the production budgets of Canadian programs is financed by Canadian government agencies and incentive programs, such as the Canadian Television Fund, Telefilm Canada and federal and provincial tax credits.

There can be no assurances that such financing will continue to be available at current levels, or at all. Any change in the policies of Canada or its provinces in connection with their incentive programs could have an adverse effect on the Company’s business, financial condition or results of operation.

The Company is subject to extensive environmental and other regulations.

The Company is subject to a variety of Canadian and foreign environmental laws and regulations concerning emissions to the air, water and sewer discharges, handling, storage and disposal of wastes, recycling, remediation of contaminated sites, or otherwise relating to protection of the environment. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Failure to comply with present or future laws or regulations could result in substantial liability. The Company’s properties, as well as areas surrounding those properties, particularly those in areas of long- term industrial use, may have had historic uses (or may have current uses, in the case of surrounding properties) which may affect its properties and require further study or remedial measures. There can be no assurances that all environmental liabilities have been determined, that any prior owner of the properties did not create a material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist at any of its properties.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

The Company is an international media company with interests in broadcast television, newspapers, radio, specialty cable channels and Internet websites in Canada, Australia, New Zealand, the Republic of Ireland and Northern Ireland. Since its incorporation in 2000, the majority of the Company’s revenue has been derived from its Canadian television operations and its Canadian publishing operations, the latter of which were acquired at the end of 2000 for approximately $3.1 billion. Prior to such acquisition, the Company did not have any significant publishing operations.

On September 28, 2000, the Company was incorporated under the Canada Business Corporations Act (Canada) as an indirect wholly- owned subsidiary of CanWest Global Communications Corp., to acquire 100% of the common shares of Global Television Network Inc., a wholly- owned subsidiary of CanWest Global Communications Corp. and to consummate the acquisition of CanWest Publications described below. The Company’s corporate and principal office is located on the 31st Floor TD Centre, 201 Portage Avenue, Winnipeg, Manitoba, R3B 3L7. The Company’s telephone number is (204) 956-2025. The

Company appointed CanWest International Corp., a Delaware corporation, as its authorized agent. CanWest International Corp.’s address is c/o Corporation Service Company, 2711 Centerville Road, Wilmington, Delaware 19808.

In Canada, through its 100% ownership of Global Television Network Inc. (“GTNI”), the Company owns 100% of Global Communications Limited (“GCL”). GCL owns and operates 16 Canadian television stations, eleven of which comprise the Global Television Network (“Global Television”). Of the remaining stations, three comprise the Company’s CH network and two are affiliated with another network. In addition to the conventional free-to-air television stations, GCL owns Global Prime, a specialty television channel, and GTNI has varying interests in six partnerships which own and operate digital specialty television channels as follows: Lonestar (100%); DejaView (100%); Fox Sports World Canada (100%); Xtreme Sports (100%); mentv (49%); and Mystery TV (45.05%). GCL owns and operates, through wholly-owned subsidiaries, 12 daily metropolitan Canadian newspapers, several non-daily newspaper and other publications businesses, and The National Post Company which produces the National Post, a Canadian daily national newspaper. GCL also owns 100% of canada.com New Media Inc., which owns and operates canada.com, a full-service Internet portal and a number of websites affiliated with the Company’s media properties. Additionally, the Company’s electronic publishing arm consists of FP Data and Infomart.

Internationally, the Company owns CanWest Television NZ Limited which owns and operates New Zealand’s TV3 and TV4 Television Networks (“TV3 New Zealand” and “TV4 New Zealand” respectively); CanWest Radio NZ Limited (“CanWest Radio NZ”) which owns and operates the More FM and RadioWorks networks throughout New Zealand. The Company also has significant investments in Australia, in The TEN Group Pty. Limited (“Network TEN”), in the Republic of Ireland, in TV3 Television Network Limited (“TV3 Ireland”) and in Northern Ireland, in Ulster Television plc. (“UTV”). The Company’s Interactive division holds interests in Internet Broadcasting Systems Inc., LifeServ Corporation, Medbroadcast Corporation and All Sport Ventures Inc.

Recent Developments

Sale of Certain Community Newspapers

On February 14, 2003, the Company sold community newspapers and related assets in Ontario to Osprey Media Inc. for cash proceeds of approximately $193.5 million. The sale included daily newspapers such as the St. Catharines Standard, the Brantford Expositor, the Niagara Falls Review, and the Welland Tribune. The transaction included a number of other periodicals as well as commercial printing operations in Hamilton. Revenue and EBITDA generated from these properties in fiscal 2002 were approximately $87 million and $22 million respectively.

On August 8, 2002 the Company sold all of its community newspapers and related assets in Atlantic Canada and Saskatchewan to GTC Transcontinental Group Ltd. for cash proceeds of approximately $257 million. The sale included daily newspapers such as the Halifax Daily News, Charlottetown Guardian, St. John’s Telegram, New Glasgow Evening News, Cape Breton Post, Truro Daily News, Prince Albert Daily Herald, and the Moose Jaw Times. The transaction also included other weeklies, monthlies, shoppers and insert publications, as well as commercial printing operations in Prince Edward Island and Saskatchewan. Revenue and EBITDA generated from these properties in fiscal 2002 were approximately $94 million and $30 million, respectively.

The proceeds from these sales were used to reduce senior bank debt.

Settlement of Tax Dispute by Network TEN

On August 30, 2002 Network TEN settled a long-standing dispute with the Australian Tax Office (“ATO”) over the deductibility of debenture interest payments. The settlement resulted in a non-recurring tax expense to Network TEN of A$36 million, including costs incurred in respect of the dispute. Due to a change in legislation, debenture interest payments made by TEN will not be deductible after June 30, 2004.

Acquisition of Eye Corp. by Network TEN

In August 2002 Network TEN bought the remaining 40% interest in Eye Corp, Australia’s second largest outdoor advertising company. Network TEN had acquired it’s original 60% interest in December 2000.The total purchase price of A$199.9 million for the 100% interest was paid in cash with available funds, including draws under Network TEN’s credit facility. Eye Corp.’s outdoor signage and airport, point of purchase and shopping center advertising complement Network TEN’s broadcasting operations and provide Network TEN with enhanced multi-media advertising opportunities. Eye Corp. operates an extensive out-of-home advertising network across Australia, and to a lesser extent, in several South East Asian countries including Indonesia and Malaysia. During 2002, Network TEN wrote down its investment in Eye Corp. by A$178 million.

Radio Application Approved

In August 2002 the Company received its first broadcast licence for radio in Canada, 99.1 COOL FM, a jazz station, in it’s home city of Winnipeg. The station will launch in 2003 and will be an important first step for the Company’s expansion into Canadian radio.

Acquisition of the remaining 50% interest in the National Post

In August 2001 the Company entered into a letter agreement with Hollinger to acquire the remaining 50% interest in the National Post, which transaction closed in April 2002. The purchase price consisted of nominal cash consideration and other consideration in the form of agreements and undertakings exchanged by the parties. In addition, Hollinger was required to make a payment to The National Post Company in respect of cash requirements of The National Post Company from August 31, 2001 to March 31, 2002 and the Company did not have any corresponding or other requirement to advance or contribute monies to The National Post Company prior to March 31, 2002. In September 2001, CanWest assumed the day-to-day management of the National Post.

Acquisition of the Minority Interest in CanWest Broadcasting Ltd. (“CBL”)

In May 2001, through an amalgamation of subsidiaries, one of which was not wholly owned, the Company acquired the 29.3% minority interest in its Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and CFSK). Under the terms of the amalgamation agreement, a wholly-owned subsidiary received all of the shares of the amalgamated company and the minority shareholders of CBL received Series 2 Preference shares of CanWest Global Communications Corp. The Series 2 Preference shares were redeemed for cash of $57.7 million on December 18, 2002. The former minority shareholders of CBL have commenced a lawsuit against CanWest and certain of its subsidiaries. See “Legal Proceedings”.

Sale of Certain Assets Acquired From WIC International Communications Ltd. (“WIC”)

As a condition of regulatory approval of the acquisition of WIC’s television stations, which was obtained in July 2000, the Company was required to divest its 70% interest in the former WIC station in Montreal and one of three stations serving the Vancouver/Victoria market. The Company placed its interests in CFCF (Montreal) and CKVU (Vancouver) in voting trust arrangements pending their sale. The sale of CFCF to CTV Inc. was completed on September 12, 2001 for approximately $87 million. The sale of CKVU to CHUM Limited was completed on October 31, 2001 for approximately $133 million.

In response to the Canadian Competition Bureau’s concerns regarding the joint ownership of ROBTv by the Company and another Canadian multi-media company, the Company’s 50% interest in ROBTv was placed in a voting trust arrangement. The trustee sold the Company’s interest to Thomson Canada Limited on August 31, 2001 for approximately $30.0 million.

Investment by Granada Media plc in the Republic of Ireland’s TV3

In March 2001, Granada Media, Britain’s leading television content producer and broadcaster, acquired a 45% interest in the Republic of Ireland’s TV3. Through a series of transactions, the Company retained its 45% interest in TV3 and received approximately $32.5 million, which the Company used to repay senior debt. In conjunction with its investment in TV3, Granada Media entered into a long-term program supply agreement with TV3 under which several top-rated programs moved to TV3 from a competing network.

Acquisition of the Minority Interest in RadioWorks New Zealand Limited

In January, 2001, the Company acquired the shares of RadioWorks not already owned by it for approximately $21.8 million. The Company had previously acquired 72% of the shares of RadioWorks in May 2000 through a series of purchases on the New Zealand Stock Exchange for approximately $52.1 million.

Acquisition of CanWest Publications

On November 16, 2000 the Company acquired substantially all of Hollinger’s Canadian newspapers and Internet assets and a 50% interest in the National Post. The purchase price was approximately $3.1 billion, and is subject to adjustment for working capital.

The consideration for the acquisition consisted of:

•	$1,985.5 million in cash;

•	approximately $766.8 million of subordinated notes issued to Hollinger; and

•	24.3 million non-voting shares and 2.7 million Series 1 Preference shares issued by CanWest Global Communications Corp. to Hollinger aggregating $375.5 million.

This acquisition has had a significant impact on the financial condition, and results of operations of the Company, accounting for 56% of revenue and 62% of EBITDA in fiscal 2002.

To finance the cash portion of the consideration for the acquisition the Company entered into a $2.8 billion senior secured credit facility and issued US$425.0 million and $60.7 million of ten year senior subordinated notes.

Integration of CanWest Publications

Immediately following the acquisition of CanWest Publications, the Company assembled twelve transition teams to integrate various areas of operations. The transition teams were charged with, among other things, revenue enhancement, cost reduction and quality improvement initiatives in areas including information technology, real estate utilization, working capital management, telemarketing, sales force automation, procurement and back office functions. Additionally, the transition teams were charged with developing new revenue and maximizing the value of the properties through cross-promotion, re-purposing of content, product packaging and product development and through the identification and implementation of best practices across all of the operations. In addition, the Company established an employee feedback website and telephone hotline to solicit contributions from all employees regarding integration efforts.

The Company has created a fully integrated regional contact center, Reach Canada, located in Winnipeg to serve the circulation and telemarketing requirements of its newspaper operations. The contact centre will provide more efficient and lower cost customer service.

The Company has also established a Business Services Centre in Winnipeg. This new centralized administrative operation is consolidating most of the major information technology systems as well as the processing of payrolls and accounts payable for the Company’s broadcasting, print and Internet operations. These tasks will be accomplished more efficiently and at lower cost in a centralized office.

B.	Business Overview

The Company’s Markets

General

The Company operates in the commercial television markets in Canada, Australia, New Zealand and Ireland, the commercial radio market in New Zealand and the newspaper publishing industry in Canada. Currently, these countries have well-developed economies and advertising markets. Commercial television stations (stations which derive most of their revenue from the sale of advertising time) began broadcasting on a regular basis in the United States in the 1940’s, Canada and Australia in the 1950’s, and in New Zealand and Ireland in the 1960’s.

The following table sets forth demographic and market information for 2001 for the countries in which CanWest currently operates:

Selected Market Information

				Daily	Daily
		Total Major Media	Television	Newspaper	Newspaper	Out-of-Home	Radio
		Advertising	Advertising	Advertising	Circulation	Advertising	Advertising
	Population	Expenditures	Expenditures	Expenditures	Revenue	Expenditures	Expenditures
	(millions)	(millions)	(millions)	(millions)	(millions)	(millions)	(millions)

Canada	31.1	C$8,151	C$2,560	C$2,501	C$682	C$310	C$1,062
Australia	19.6	A$7,359	A$2,490	n/a	n/a	A$271	n/a
New Zealand	4.0	NZ$1,500	NZ$481	n/a	n/a	n/a	NZ$196
Ireland	3.9	€686	€155	n/a	n/a	n/a	n/a

Television Ratings and Transmission

Revenue in the broadcasting industry is derived primarily from the sale of broadcast air time. The advertising rates that a television station can command are based, to a large extent, on the station’s share of the total potential audience in the market (the station’s “ratings”), the demographic and socio-economic composition of its audience and the price and availability of advertising time on competing networks or in suitable alternative media. Advertising agencies and media buyers use ratings to direct their clients’ advertising expenditures to the appropriate audience. The size and demographics of the audience that a network can offer to potential advertisers in turn depends upon the attractiveness to potential viewers of the television network’s programming.

For potential advertisers, the two most important measurement statistics for television audiences are rating points and share. One “rating point” equals one per cent of a defined population within a defined geographic area viewing a particular program for a specified time period. Rating points in the aggregate measure the size of the actual viewing audience as a percentage of the total potential viewing audience. “Share” indicates the percentage of people within a defined population who are viewing television and who are tuned to a particular program for a specific time period in a specific area, and thus measures the market share held by a particular program relative to the actual viewing audience.

The two basic methods of television transmission in use in CanWest’s existing markets are: (i) over-the-air television broadcasting, which can be either local or national in scope (these operations are often referred to as “terrestrial” broadcast operations), and (ii) satellite-to-cable and direct satellite (“direct-to-home”) broadcasting. In over-the-air broadcasting, the station operator broadcasts its signal at an established frequency and power via one or more land-based transmitters, each with a limited geographic range. In satellite-to-cable broadcasting, the station operator transmits its signal to a satellite which redirects the signal to either a ground based antenna which is connected to a cable system or directly to a home television via a satellite receiver. In satellite-to-cable and direct-to-home broadcasting, the signal can originate from the territory where the viewer is situated or can be broadcast from abroad. While over-the-air broadcasters can typically be received by virtually all of the television households in the geographic area covered by their broadcast signal, satellite broadcasters can be received only by television households connected to a cable system or households that have satellite receivers and, if the signals are encrypted, signal decoders.

Newspaper Advertising, Circulation and Distribution

Revenue in the newspaper industry is derived primarily from advertising and circulation. Advertising and circulation comprised 78% and 17% respectively of the Company’s newspaper revenues for the year ended August 31, 2002.

Advertising revenues are generated through the sale of retail, classified and national advertising. Retail advertising is display advertising, typically placed by local merchants such as department and grocery stores. Classified advertising includes advertisements listed together in sequence by category, such as automobile sales, real estate sales or help wanted. National advertising is advertising principally from advertisers promoting a product on a national basis.

Newspaper distribution is carried out primarily by a system of independent carriers, wholesalers and dealers, through which newspapers are delivered to individual subscribers. Single copies are also sold through vending boxes and retail outlets in the relevant circulation area.

Revenue

Until November 2000 CanWest operated primarily within the television broadcasting industry in Canada, Australia, New Zealand and the Republic of Ireland and Northern Ireland. The consolidated financial statements include the accounts of the Company and its subsidiaries. The consolidated financial statements for August 31, 2001 include the accounts of CanWest Publications from November 16, 2000, the date of acquisition. The Company accounts for its share and debt interests in Network TEN using the equity basis of accounting. The Company accounted for its interest in the National Post using the equity basis of accounting until September 1, 2001, and subsequently consolidated its interest. The Company’s investment in UTV is accounted using the cost basis of accounting.

Geographic and industry segment revenues for the last three fiscal years is presented below.

	For the years ended August 31
	(in thousands of dollars)
	2002	2001	2000

Canada – Television	691,888	701,027	489,896
– Publishing & Online	1,270,336	919,923	—

	1,962,224	1,620,950	489,896
New Zealand
-Television	69,079	58,436	72,983
-Radio	60,724	56,864	29,981
Ireland	28,317	31,056	27,409

	2,120,344	1,767,306	620,269

For the years ended August 31, 2002, 2001, and 2000 the Company’s equity interest in the earnings of Australia’s Network TEN was a loss of $11,815,000 and earnings of $52,567,000, and $72,194,000, respectively.

Canadian Operations

Canadian Television Industry

General

The Canadian television broadcasting industry is currently comprised of: (i) three English-language national networks, including Global Television, and one French-language national network; (ii) two French-language networks based in Quebec; and (iii) a number of local stations, including those of the Company.

Two of the four national networks are government-owned and operated by the Canadian Broadcasting Corporation (the “CBC”). The CBC operates one network in English and one in French and both are financed by a combination of parliamentary grants and commercial revenues. CTV Television Network Inc. (“CTV”) is Canada’s third national network.

In addition to receiving signals from Canadian broadcasters, virtually all populated areas of Canada have access either directly by over-the-air broadcasts or through cable television to the signals of U.S. border stations. These stations are usually affiliated with one of four national U.S. commercial networks (ABC, CBS, Fox and NBC) or with the Public Broadcasting System. Numerous Canadian and American English-

language and French-language specialty programming services are also available via cable service in most areas on either basic or optional cable service basis. The extensive penetration of cable television in most Canadian cities has resulted in most television viewers in those areas having a wide range of viewing options. In the fall of 2000 the CRTC awarded a total of 283 new digital specialty cable channels, which will increase the viewing options available to Canadians over time. Of the new licences granted, approximately 50 new digital specialty channels have been launched to date.

The following table reflects the respective share of the English-language audience held by the major Canadian networks and station groups in Spring 2002 as a percentage of both Canadian television and total television viewership:

Network or Station Group	Share of Canadian Television	Share of Total Television

Global Television Network	22%	16%
CTV	22%	15%
CBC	9%	6%
CHUM	10%	7%
Other broadcast stations	5%	4%
Specialty cable channels	32%	23%

Total English-language broadcasting	100%	71%

Source: Bureau of Broadcast Measurement (“BBM”) sweeps, Monday to Sunday, 6:00 a.m. to 2:00 a.m. adults ages 18 to 49.

Simultaneous Program Substitution

An integral aspect of over-the-air broadcasting operations in Canada is the concept of simultaneous program substitution or “simulcasting”. Due to Canada’s geographic proximity to the United States, the Cable Television Regulations in Canada require that cable television systems with over 2000 subscribers must substitute the Canadian over-the-air broadcast of a U.S. program, including the Canadian commercials, for the broadcast of an identical program by a U.S. station when the two programs are broadcast at the same time. This effectively means that the Canadian station’s signal and advertisements appear on two or more channels simultaneously, including the originating Canadian channel and the channel of the U.S. station for whose signal it is being substituted. In so doing, Canadian over-the-air broadcasters, which have purchased exclusive Canadian broadcast rights from U.S. programming distributors or producers, are compensated to some degree for the encroachment on cable television by U.S. broadcasters who have not acquired the Canadian rights to broadcast those programs.

In markets with significant cable television penetration, broadcasting a Canadian signal simultaneously on two or more cable channels can substantially increase the potential size of a Canadian broadcaster’s audience, and thus rating points and share. As a result, advertisers are prepared to pay more for broadcast airtime in simulcast programs. Canadian broadcasters generally attempt to maximize the number of simulcast programs in their schedules.

Canadian Television Operations

General

The Company, through its principal broadcasting subsidiaries in Canada, is currently licensed to provide over-the-air English-language television broadcasting services through 16 television stations located in eight of Canada’s ten provinces. The Company’s broadcast interests have developed through the acquisition and turnaround of financially distressed stations, the start-up of new stations, and more recently, the acquisition of stations previously owned by WIC.

CanWest’s national network of stations, Global Television, includes eleven stations and broadcasts to all major metropolitan markets in Canada, including Toronto, Montreal, Vancouver, Ottawa, Calgary, Edmonton, Quebec and Winnipeg. Global Television Network stations reach an estimated 22.7 million persons, or approximately 94% of Canada’s English-language market, and is targeted to appeal to adults ages 18 to 49.

Two independent stations, CHCH in Hamilton and CHEK in Victoria, are regional stations offering a broad range of entertainment, news and information programming. CHCH reaches 90% of viewers in the province of Ontario, or approximately 10.4 million people, and CHEK reaches 81% of viewers in British Columbia, or approximately 3.1 million people. The acquisition of these stations from WIC provides second stations in Canada’s three largest English-language markets: Toronto/Hamilton, Vancouver/Victoria and Ottawa/Hull. The Company’s “CH” brand stations, including CHCH and CHEK are targeted at the adult audience ages 25 to 54, a more mature demographic group than the 18 to 49 year old audience targeted by the Global Television Network. A third independent station, CH-Horizon in Montreal, Quebec, broadcasts a schedule consisting primarily of multi-cultural programming.

CanWest also owns two stations affiliated with the CBC, which were acquired as part of the WIC transaction.

CanWest also owns Global Prime, a Canadian cable specialty channel providing entertainment and information programming to the “baby boomer” generation.

In November 2000, the CRTC awarded licences to operate three new digital Category 1 specialty channels and 27 new digital Category 2 specialty channels to the Company and various third parties who will hold interests in the entities holding the licences. Cable and Satellite service operators are legally required to carry Category 1 channels, and can carry Category 2 channels at their option. The Company launched two Category 1 services, mentv and Mystery TV and four Category 2 channels, Lonestar, DejaView, Fox Sports World Canada and Xtreme Sports in September 2001.

Operating Strategy

The key elements of the Company’s operating strategy are to: (i) broadcast top-rated series programming targeting the adult 18 to 49 year old or 25 to 54 year old demographic; (ii) purchase national rights to such programming; and (iii) maximize simulcasting programming opportunities. The Company emphasizes the broadcasting and aggressive promotion of top-rated series programming and seeks to develop viewer loyalty by offering a regular, consistent programming format, which the Company calls “appointment television”. By purchasing national broadcasting rights to such programming, the Company is able to control its distribution throughout Canada, including its syndication to affiliated or non-competing stations, which in turn, decreases programming costs for the Company’s owned stations. In addition, the Company controls programming costs by producing only its news and sports programming in-house and by entering into partnership agreements with production companies to acquire or produce programming. The Company further offsets programming costs through the sale of syndication rights and the sublicensing to non-competing broadcasters of regional broadcasting rights for programming for which it has national rights. The Company also seeks to produce high quality Canadian news and series programming of relevance to local and national audiences and believes that success in this area represents a growth opportunity.

CanWest attempts to simulcast its US-originated programming whenever possible in order to maximize ratings and share through the inclusion of the additional audience available from the duplication of its signal on cable television. CanWest believes that it has greater flexibility than its competitors in coordinating its program schedules to match those of U.S. broadcasters.

Advertising Market

In 2001, English-language and French-language television advertising expenditures in Canada were approximately $2.6 billion, representing approximately 31% of major media advertising expenditures of $8.2 billion. Television advertising expenditures in 2001 included approximately $438 million related to specialty channels.

CanWest derives its revenue in Canada primarily from the sale of broadcast airtime to national, regional and local advertisers. CanWest Media Sales Limited (“CanWest Media”), a wholly owned subsidiary of the Company, is the principal national advertising sales representative for each of the Company’s stations and also represents other, non-competing television broadcasters. CanWest Media is the largest television advertising sales representation company in Canada in terms of sales revenues. CanWest Media, through its offices in Toronto and Montreal, is responsible for the Company’s sales to national advertisers while sales to regional and local advertisers are made by each station’s local staff. In fiscal 2002, approximately 91% of the revenue delivered from the sale of broadcast airtime related to sales to national advertisers and 9% related to sales to regional and local advertisers. By condition of its broadcasting licences in Ontario and Quebec, Global Television can sell broadcast airtime only to national advertisers. Based on information provided by the CRTC, the Company estimates its share of the Canadian English-language television advertising market (conventional and specialty) was 28% in 2001.

CanWest believes that its significant presence in the three largest English-speaking markets in Canada position it to benefit from the continuing shift in advertising expenditures towards major markets at the expense of secondary markets. In addition, management believes that CanWest offers an advantage to national advertisers over its competitors in that such advertisers need only to deal with one agent, CanWest Media, when purchasing broadcast airtime. In contrast, a purchaser of national advertising from one of its competitors may be required to purchase broadcast airtime at both the network level and from selected local affiliates.

Ratings

According to independent surveys, Global Television enjoyed high ratings and strong audience shares during fiscal 2002.

The following table sets forth the relative ranking and audience share of the Company’s originating broadcast television stations in each of their respective Demographic Market Areas or Extended Market Areas for Fall 2001/Spring 2002:

		Stations in	Rank in	Audience
	Call Sign	DMA/EMA	DMA/EMA(1)	Share(1)

Global Television Network:
Global Ontario	CIII	14	1	12.4%
Global Quebec	CKMI	8	2	12.5%
Global Vancouver	CHAN	13	1	13.4%
Global Calgary	CICT	8	1	15.5%
Global Edmonton	CITV	8	1	15.3%
Global Winnipeg	CKND	8	2	14.0%
Global Halifax	CIHFNS	8	2	12.2%
Global Saskatoon	CFSK	7	2	11.9%
Global Regina	CFRE	7	2	11.6%
Global Saint John	CIHF-NB	8	2	9.3%
Global Lethbridge (2)(3)	CISA	9	1	18.1%

CH Television System:
Montreal, Quebec	CJNT	8	8	2.6%
Hamilton, Ontario (4)	CHCH	14	5	4.8%
Victoria, British Columbia	CHEK	13	5	5.3%

CBC Affiliates:
Kelowna, British Columbia (5)	CHBC	8	3	9.1%
Red Deer, Alberta	CKRD	8	4	4.1%

(1)	Monday to Sunday, Central Prime Time (8:00 p.m. to 11:00 p.m. in all markets except Saskatchewan and Manitoba where, due to time zone differences with U.S. border stations, Central Prime Time is 7:00 p.m. to 10:00 p.m.)

For Toronto/Hamilton and Vancouver/Victoria Sept 17, 2001 to May 26, 2002 BBM Meter Research adults ages 18 to 49

All other markets: Fall 2001 and Spring 2002 average BBM Sweeps, adults ages 18 to 49

(2)	BBM Central Area

(3)	CISA is a repeater of CICT Calgary

(4)	Rank and Share in the Toronto/Hamilton DMA

(5)	North Okanagan County

The following table sets forth Global Television’s audience shares and that of its competitors in each of the Toronto/Hamilton and Vancouver/Victoria markets for the 2001 and 2002 broadcast years:

Audience Share in Selected Major Markets

	Audience Share(1)

	Prime-time:
	7PM-11PM(2)		Rank(3)	6AM-MIDNIGHT(2)		Rank(3)

	2001/2002	2000/2001	2001/2002	2001/2002	2000/2001	2001/2002

	%	%		%	%
Toronto/Hamilton(4):
Global Ontario – CIII	11.7	13.9	1	9.2	10.9	1
CTV-CFTO	10.0	10.6	2	9.0	9.9	2
CBC – CBLT	9.4	8.5	3	7.0	6.0	3
Independent – CITY	7.5	7.7	4	6.7	7.1	4
Independent – CHCH(5)	4.9	4.9	5	3.5	3.6	5
Independent – CKVR	3.2	3.2	6	3.0	2.7	6
Fox – WUTV	3.1	4.0	7	3.5	4.2	5
Rogers – CFMT	2.2	2.1	8	3.0	3.0	6

Vancouver/Victoria(6):
Global Vancouver- CHAN(5)	13.0	10.2	1	12.4	10.9	1
CTV – CIVT	8.3	7.3	2	6.1	5.7	3
CBC – CBUT	7.6	6.4	3	8.0	6.1	2
CHUM-CKVU(7)	5.6	12.5	4	4.2	9.0	4
Independent – CHEK(5)	5.1	5.0	5	4.0	4.1	5
Independent – KVOS	1.9	4.0	7	2.2	4.7	7
CHUM – CIVI	3.1	0.0	6	2.4	0.0	6

(1)	Audience share among adults 18 to 49
(2)	17/09/01 to 26/05/02 for 2002 and 11/09/00 to 27/05/01 for 2001
(3)	Based upon figures reported in this table
(4)	Nielsen Ratings
(5)	Acquired on March 31, 2000 and re-branded September 1, 2001
(6)	BBM Survey
(7)	Divested in accordance with CRTC decision effective October 31, 2001, although CKVU commenced CHUM programming as of September 1, 2001.

Programming

Substantially all of the Company’s acquired programming is purchased for national exposure in Canada and the majority of the programming is produced within Canada and the United States. In order to gain economies of scale, the programming is often purchased for multiple levels, including telecast rights for our specialty and digital television channels as well as conventional television outlets. Many of the Company’s programming agreements are for multi-year program supply. Such agreements are currently held with several major non-Canadian studios, including Sony Pictures Television (Columbia), Fox, Vivendi Universal, Paramount, CBS and NBC. These agreements require suppliers to provide, and the Company to buy, pre-agreed amounts of programming over one or more years. These agreements have provided price stability for the Company’s program acquisitions and have enhanced our ability to retain highly-rated US network series programming and to acquire desirable new programming while, at the same time, helping to soften the effect of the very cyclical nature of most television programs.

Both Global Television and the independent stations broadcast many of the most popular programs in Canada. Among the many “hit” shows in our current program schedules are a combination of recent entrants and established programs, including Survivor, Frasier, Friends, Will and Grace, Everybody Loves Raymond, 60 Minutes, Ed, Fear Factor, The Simpsons, NYPD Blue, Dawson’s Creek, Gilmore Girls, The Practice, Boston Public, That 70’s Show, Malcolm in the Middle, Fear Factor and 24. Global Television is also Canada’s television source for world class sporting events such as NFL football (including the Super Bowl), Molson Indy, the Masters Golf Tournament and the Wimbledon Tennis Finals. In 2002, Global Television introduced Global Showcase, a series of Canadian documentaries from independent producers across all the regions of Canada. Several of the programs have aired to strong national acclaim, including

On Wings and Dreams, which was nominated for a Gemini Award in 2002. Global Television’s Popstars continues to be one of the highest-rated Canadian-produced series and recently added Canadian hour-long action series, Mutant X and Andromeda are also generating very positive audience reaction.

Since launching the Global National news in September 2001, during what must rank as one of the most intense news gathering periods in the history of television, (Global National anchor Kevin Newman was the first Canadian national newscaster on the air with the devastating news from New York on September 11, 2001), it has gained stature among its peers and with its audience. The BBM has placed Global National as the number two national newscast in Canada – and the audience growth continues. Global National, Canada’s only national dinner-hour newscast, has already been recognized with two Gemini nominations and two major Radio Television News Director Association awards. Strategically, Global National has enhanced the news “brand” and credibility of many of Global Television’s local television news and public affairs programs. Each of the local stations maintains local news teams which coordinate with national news bureaus in Ottawa and Calgary and international news bureaus in Washington, D.C., and London, England. Local news is in increasingly high demand in virtually all of the Company’s television markets.

Canadian Publishing Industry

General

The Canadian newspaper industry is comprised of over 100 daily paid circulation newspapers and numerous non-daily paid and free-distribution publications. The industry is mature and is dominated by a small number of major publishers. CanWest is the largest newspaper publisher in Canada, with 31% of daily newspaper circulation (including the National Post), ahead of Quebecor Inc. (20%), Torstar Corporation (13%), Power Corporation (9%), Bell Globemedia (7%), Osprey Media (5%), and others (15%).

Total Canadian daily newspaper industry revenue was $3.2 billion in 2001, with 79% derived from advertising and the balance of 21% coming from circulation. Advertising revenue and, to a lesser extent, circulation revenue are cyclical and dependent upon general economic conditions. Historically, increases in advertising revenue have corresponded with periods of economic growth, while decreases have corresponded with general economic downturns and regional and local recessions. Daily newspaper advertising revenue decreased by 3%, or $80 million in 2001, following six successive years of growth from the $1.8 billion posted in 1994. Most of the losses in 2001 were attributable to declines in national and classified linage.

Daily newspaper circulation revenue decreased slightly from $692.7 million in 1995 to $681.6 million in 2001 as price increases offset receding demand. The median single copy price for a weekday edition of a Canadian daily newspaper increased from $0.65 in 1995 to $0.75 in 2001, partly in an attempt by newspaper publishers to offset the impact of significant increases in newsprint prices during earlier periods. Average daily newspaper circulation declined marginally from 5.3 million copies in 1995 to 5.2 million copies in 2001.

CanWest’s Publishing Operations

General

CanWest is the largest publisher of daily newspapers in Canada, as measured by circulation, revenue and EBITDA. The Company’s publications include 10 daily newspapers, all of which serve markets also reached by the Company’s broadcast television signals. In addition, the Company owns and operates several non-daily newspapers, shopping guides and other newspaper-related publications. The Company also owns the National Post, one of Canada’s two national daily newspapers.

The Company’s newspapers (including the National Post) have an average daily paid circulation of 1.4 million copies, representing 35% of Canada’s daily average English-language newspaper circulation, and an estimated average daily readership of 3.1 million people. Most of the Company’s newspapers have the highest circulation among publications in their markets and many of its publications serving smaller cities and towns are the only general circulation newspapers published in their markets. The high cost associated with starting a major daily newspaper operation constitutes a barrier to entry by potential new competitors to larger daily newspapers. While Internet advertising may become more competitive in the future, it has not yet had a significant impact on revenue or EBITDA of CanWest Publications.

The following table provides circulation statistics for the six months ended September 30, 2002 for the major newspapers (excluding the National Post):

		Average	Market
Newspaper	CMA	Daily Circulation	Position

The Vancouver Sun	Vancouver, British Columbia	203,216	1
The Province	Vancouver, British Columbia	166,790	2
The Gazette	Montreal, Quebec	142,347	1 (1)
Ottawa Citizen	Ottawa, Ontario	143,111	1
The Edmonton Journal	Edmonton, Alberta	137,697	1
Calgary Herald	Calgary, Alberta	119,721	1
The Windsor Star	Windsor, Ontario	76,661	1
The Times Colonist	Victoria, British Columbia	76,012 (2)	1
The Star Phoenix	Saskatoon, Saskatchewan	58,308	1
The Leader Post	Regina, Saskatchewan	55,479	1

(1)	Number one English-language newspaper; number three overall.
(2)	Circulation is for the six months ended March 31, 2002, September data was not comparable due to a work stoppage – see “Employees”.

The National Post is a leading Canadian national newspaper with an average daily circulation of 254,909 for the six months ended September 30, 2002. The National Post was developed from The Financial Post, a daily business newspaper based in Toronto. Since its launch on October 27, 1998, the National Post has established a large national readership with attractive demographics.

The National Post’s sole competitor as a national newspaper is The Globe and Mail. In Toronto, the National Post competes with the Toronto Star, The Sun and The Globe and Mail.

The National Post is printed at CanWest’s facilities in Calgary, Regina, Montreal and Ottawa, and by third-party printing contractors in Vancouver, Toronto, Halifax, and St. John’s.

Raw Material

Newsprint comprised approximately $157 million, or 16% of the total costs of CanWest Publications for the year ending August 31, 2002. Newsprint is a commodity subject to considerable price volatility. For example, the average price of newsprint decreased by 16% in the twelve months ending August 31, 2002 compared to the prior year. Subsequent to August 31, 2002 prices have increased by about 5%. CanWest Publications’ papers use approximately 180,000 tonnes of newsprint per year.

Australian Operations

Australian Television Industry

Australia has five national broadcast networks and several unaffiliated local commercial stations. Two of the national broadcast networks, the Australian Broadcasting Corporation and the Special Broadcasting System, are government-owned and largely commercial-free.

Three national networks, Seven, Nine and Network TEN, are privately-owned and broadcast commercial television to substantially all of the Australian population, including the major metropolitan areas of Sydney, Melbourne, Brisbane, Adelaide and Perth. Unaffiliated broadcasters serve rural areas and broadcast programs purchased from some or all of these three networks.

Australia also has two major metropolitan pay television operators and one regional pay television operator, who broadcast primarily via cable and direct to home satellite delivery technologies. Pay television competes with the existing commercial FTA broadcasters for available viewing audience, but with an average household income in 2001 of A$37,000, the reach of pay television is always likely to be limited. The introduction of pay television into Australia is mirroring the experience of international markets, particularly in North America, where the impact of the FTA broadcast industry has been minimal. After 7 years, only 21% of the population, or about 1.5 million households in Australia, have pay television. While pay television operators have been permitted to broadcast paid advertising since July 1997, federal legislation requires that subscription fees remain the predominant source of revenue for pay television operators.

Network TEN - Acquisition

In 1992, the Company organized a consortium, which acquired Network TEN for total consideration of $208 million (A$236 million), including the provision of acquisition financing by Westpac Banking Corporation of $128 million (A$145 million). Since the acquisition, which was effective October 1992, management of Network TEN has sought earnings growth through the implementation of a strategy which focuses upon controlling operating costs targeting selected demographic groups and expanding signal coverage through the acquisition of its affiliated stations in Perth and Adelaide, and strategic alliances with affiliates in regional markets. Over the period since acquisition, Network TEN’s cash flows have improved dramatically and distributions to date to securities holders far exceed the original investments.

In addition, Network TEN holds a 9.8% share interest in Television and Media Services Limited (“TMS”). TMS provides the television and video industry with facilities, studio and field production and post-production of television programming and advertising.

Network TEN, through its wholly owned and affiliated stations, now has signal coverage reaching approximately 65% of the Australian population of 19.6 million. Through program supply contracts with its affiliates, Network TEN augments its audience coverage, with signal coverage reaching approximately 90% of the Australian population.

Operating Strategy

The operating strategy of Network TEN is to (i) purchase programming targeted to a particular demographic niche, (ii) effectively market the network and its programming to its advertisers and (iii) control all operating and administrative expenses. Network TEN’s programming strategy focuses upon attracting viewers between the ages of 16 to 39, a key demographic segment for Australian advertisers. Network TEN reaches its chosen niche audience through a combination of Australian-produced programming, U.S. network series and other non-Australian programming. Network TEN also uses a counter-programming strategy to attract viewers in demographic groups not served by programming on other networks at particular times. Network TEN seeks sponsorship of its programming by advertisers and employs on-air promotion as well as radio and print advertising to market both the network and its programming.

Australian programming is generally more expensive to produce than foreign programs are to acquire, but domestically produced programming is generally more highly rated than foreign programming. As a result, Network TEN has sought to implement a mix of domestic and foreign programming to achieve higher ratings at the lowest possible cost.

Network TEN seeks to control programming costs by producing only its news and some sports programming in-house and by purchasing independently sourced and produced programming, including Australian and non-Australian programs. As part of this strategy, in fiscal 1995 Network TEN sold its production studio business to TMS in exchange for a shareholding interest in TMS. Network TEN commissions independent production companies to produce Australian programming and purchases national rights to programming. For commissioned programs, Network TEN typically acquires direct interests in the revenue streams generated by these programs in markets outside Australia, and maintains an active role in certain of the creative aspects of the programs. In addition, Network TEN enters into multi-year supply agreements with several major U.S. programming suppliers as well as other non-Australian production companies in order to acquire desirable programming at fixed prices.

Television Advertising Market

In 2001, television advertising expenditures in Australia generated approximately A$2.5 billion, representing approximately 33% of total major media advertising expenditures of approximately A$7.4 billion. The cities of Adelaide, Brisbane, Melbourne, Perth and Sydney, which are all reached by Network TEN’s signal, account for approximately 78% of all television advertising expenditures in Australia.

The Australian television industry generates more than 90% of its total revenue from the sale of advertising time. The table below sets forth advertising market shares of Australia’s three commercial networks based upon industry information available to the Company:

Television Advertising Market Shares

		Twelve months ended June 30,

	2002	2001(1)	2000	1999	1998
	%	%	%	%	%

Network

Network TEN	27	23	24	26	25
Nine	39	38	41	41	40
Seven	34	39	35	33	35

Source: Federation of Australian Commercial Television Stations

(1)  Includes the Sydney 2000 Olympics, aired by Seven.

Ratings

The table below sets forth commercial network audience shares for calendar years: 16-39 year olds (Sunday-Saturday 6:00 pm – 10:30 pm) for each of the three national commercial networks:

Audience Share

	2002	2001	2000(1)	1999	1998
	%	%	%	%	%

Network

Network TEN	37	34	31	30	32
Nine	34	33	36	37	38
Seven	29	33	33	33	30

Source: 2001-2002 OxTam television ratings; 1998-2000 AC Nielsen television ratings data

(1)	Excluding the impact of the Sydney 2000 Olympics.

Since audience share is the principal factor by which television advertising is bought in Australia, there is a strong correlation between audience and revenue shares. While overall audience share is the most frequently published statistic, advertisers are increasingly looking to the demographic and socio-economic sub-groups that make up the overall audience share. Network TEN has attempted to differentiate itself from other broadcasters by focusing primarily on demographics and only secondarily on overall audience share.

Programming

Network TEN sources programming material from international and Australian sources. Both prime-time and off peak schedules include a mix of local and international content, appealing predominantly to the under 40’s audience. Local content regulations also place certain minimum requirements on drama, documentary and children’s programming as well as an overall domestic quota. Although Australian programming is generally more expensive to acquire than foreign programming, it generally attracts more viewers. As a result, Network TEN schedules a mix of Australian and foreign shows to maximize ratings while controlling costs.

Network TEN purchases most of its non-Australian programming from major U.S. studios. It has acquired Australian rights to shows that are popular with its target audience, such as Charmed, Everybody Loves Raymond, Becker, Just Shoot Me, The Guardian, The Simpsons, and the Law & Order franchise. By obtaining “run of series” commitments, Network TEN ensures these series remain with the network for as long as they are produced. In addition, Network TEN enters into multi-year supply agreements with U.S. and other non-Australian production companies in order to acquire Australian rights to desirable programming at fixed prices.

Network TEN produces news, local sports and a limited number of other programs in-house, while entertainment programs are acquired from independent Australian producers. In-house productions include the sports programs Sports Tonight and RPM, the news program Meet the Press, the afternoon children’s programs Totally Wild and Cheez TV and the breakfast program Good Morning Australia. Entertainment programs commissioned from Australian production companies include The Secret Life of Us, Big Brother, Search For A Supermodel, Neighbours, The Panel and Rove Live. For commissioned programs, Network TEN typically maintains an active role in the creative process and acquires direct interests in the residual revenue generated by these programs in markets outside Australia. Network TEN seeks sponsorship of certain of its programs by advertisers and employs on-air promotion as well as radio and print advertising to market both the network and its programming.

Domestic production is a combination of news, sport, drama, light entertainment and children’s programming. News and some sport is produced internally, but most entertainment programming is acquired from independent producers. Australia has a large and efficient independent production sector that supplies programming to all commercial and government broadcasters.

Network TEN is a key partner in the media consortium that won the rights to Australia’s top football code, the AFL, which began this year. Network TEN is the major broadcaster, hosting exclusive free-to-air coverage of the finals series, including the Grand Final. Motorsport has surged in popularity through Network TEN’s coverage of the World Motorcycle Championships, the Indy Cars, the World and Australian Rally Championships and the V8’s.

Australian Out-of-Home and Eye Corp.

Eye Corp. is one of Australia’s premier out-of-home advertising companies. In December 2000, Network Ten acquired a 60% interest in Eye Corp. and then in August 2002 acquired the remaining 40% interest. The out-of home advertising industry in Australia has achieved significant growth in recent years.

Eye Corp., which was created from the consolidation of several smaller players has become the second largest entity in the marketplace, following APN News and Media Limited, which management estimates controls 40% of the domestic market.

Eye Corp.’s operations is comprised of four divisions: (i) Eye Drive, has Australia’s second largest stable of large format outdoor signage, and includes inventory of nearly 400 sites; (ii) Eye Fly, has more than 800 strategically located signs within all of Australia’s domestic and international air terminals, with the exception of Perth international, giving Eye Fly 98% of the Australian airport market; (iii) Eye Shop controls two and half thousand “eyelites” through more than 50 leading shopping centres across Australia and New Zealand; and (iv) Adval is a visual merchandising and point-of-sale supplier to leading retailers.

Overseas, Eye Corp. has made substantial inroads into southeast Asian markets, including Indonesia, Malaysia, Vietnam and Myanmar, and encompasses large format outdoor advertising and internal airport signage.

New Zealand Operations

New Zealand Television Industry

The New Zealand television industry currently consists of five national free-to-air networks, TV1, TV2, TV3, TV4 and Prime TV and several smaller regional broadcasters. TVNZ (which consists of TV1 and TV2) is government-owned, although it operates as a commercial enterprise. TV3 and TV4, both of which are owned and operated by the Company, are the only privately owned, VHF national commercial broadcast television networks in New Zealand. Prime TV, a company affiliated with Australia’s Nine Network, is a free-to-air service provided on UHF frequencies.

SKY Network, the leading pay service operating in New Zealand, operates dual playout signals on both UHF terrestrial frequency and digital satellite DTH. The terrestrial service transmits seven SKY channels while the digital DTH service offers 43 channels. In total, the SKY service has approximately 36% penetration or 503,000 subscribers. Relatively few New Zealand homes have access to cable television. TV3 and TV4 have been carried on SKY Satellite since January 2000.

Operating Strategy

TV3 and TV4’s operating strategies are to: (i) focus on mainstream demographics, (ii) improve air time inventory management, (iii) increase broadcasts of certain sports and special events programming and (iv) attract advertiser sponsorship on certain programs. TV3 has also acquired and aired sports and special event programming. With the introduction of TV4, television advertisers have targeted access to the important 15-39 age demographic in urban markets. TV3 and TV4 use programming approaches similar to CanWest’s other operations around the world and target younger viewers. TV3 targets the 18 to 49 year old core demographic group and TV4 aims for an even younger, upbeat audience with programming focusing on comedy, lifestyle and entertainment.

In 1993, TV3 embarked upon a campaign to extend its signal coverage and presently reaches approximately 98% of the New Zealand population. This increase in coverage was funded in part by New Zealand On-Air, a government body established to promote the expansion of broadcasting throughout the country. TV4 reaches approximately 75% of the New Zealand population.

Television Advertising Market

For the twelve months to March 31, 2002, gross television advertising expenditures generated approximately NZ$481 million, representing approximately 32% of total expected advertising expenditures of NZ$1.5 billion.

Television advertising in New Zealand experienced strong growth during the 1991-1997 period, which management attributes primarily to (i) deregulation of the New Zealand economy, which has led to significant increases in advertising expenditures to challenge and protect many long-held New Zealand brand monopolies, (ii) the launch of TV3 in late 1989, which broke a 24-year government-owned television monopoly, and (iii) general improvement in the New Zealand economy. Since 1998 the television advertising market has been relatively constant ranging between NZ$475 million and NZ$501 million.

The New Zealand television industry generates its revenue from the sale of advertising time. The distribution between TVNZ and TV3 and TV4 of their combined television market share (based on revenue) as estimated by management is set out below:

	Advertising Market Share Year ended March 31

	2002	2001	2000	1999	1998
	%	%	%	%	%

TV3/TV4	25.1	24.8	24.7	25.9	29.7
TVNZ	74.9	75.2	75.3	74.1	70.3

Ratings

The table below sets forth audience shares of New Zealand’s commercial television networks during prime-time viewing hours:

		Audience Share(1)
		Year ended March 31

	2002	2001	2000	1999	1998
	%	%	%	%	%

TV3	23	22	23	23	26
TV4	4	3	3	4	4
TV1	30	33	31	31	30
TV2	31	33	33	32	32
SKY/Other	12	9	10	10	8

Source: AC Nielsen

(1)  Among adults 18 to 49 (Sunday – Saturday 6:00 p.m. to 10:30 p.m.)

Similar to Network TEN’s strategy in Australia, TV3 and TV4 have differentiated themselves from other broadcasters by focusing primarily on demographics and secondarily on audience share.

Programming

TV3’s long-term programming strategy is designed to improve the ratings performance of both domestic productions and foreign series among its targeted demographic audience. This strategy has focused upon increasing the amount of local production, adding sports programming, building evenings with time blocks of compatible programming and encouraging audience loyalty by offering a regular consistent programming format. An important factor in TV3’s audience share growth has been its increased development of domestically produced programs. TV3 has developed and promoted a nightly news hour and the current affairs program 20/20 and 60 Minutes attracted funding from the government production agency, New Zealand On-Air, for developing new domestic programming. Local productions include the popular documentary series Inside New Zealand, Ground Force, Hot Property and Target.

In September 1999, TV3 announced a major sporting rights deal which substantially increased viewership and sales and promotional opportunities. TV3 New Zealand completed a deal with pay TV operator, SKY Television that made the network New Zealand’s leading free-to-air sports broadcaster. Since December 1, 1999, TV3 has carried a comprehensive and exclusive free-to-air schedule of domestic Cricket and Rugby games. The deal with SKY has seen TV3 add extensive coverage of cricket test matches, one-day international cricket, Super 12 rugby matches, and the prestigious international rugby matches featuring the world famous New Zealand All-Blacks. The agreement to broadcast the cricket and rugby matches is part of a larger commercial arrangement between TV3 and SKY offering long-term benefits for both, including carriage of TV3 on SKY’s digital platform.

The deal significantly enhances revenues and is a major draw for audiences throughout the year. It also provides all of CanWest’s media operations in New Zealand with new and beneficial promotional opportunities. TV3 believes that the sports broadcasts help create a solid foundation for future growth.

TV3 and TV4 continue to offer viewers a combination of popular U.S. and foreign programming with excellent domestic productions. Among the shows on the schedule for TV3 this season are: Third Rock from the Sun, CSI, That 70’s Show, Alias, Boston Public, Charmed and Sex and The City. TV4 offers a diverse mix of programs such as Buffy the Vampire Slayer, Angel, and 18 Wheels of Justice.

TV3 has developed strong relationships to secure ongoing supply of foreign programming and features with distributors and major studios including Disney, Universal and Carsey-Werner. In addition, TV3 has entered into a multi-year supply agreement with FOX Studios, which provides strong movie titles and series programming.

New Zealand Radio Industry

The New Zealand radio broadcasting industry has been through significant changes commencing with the passing of the Broadcasting Act 1989 (the “1989 Act”) which came into force on July 1, 1989. The 1989 Act repealed the Broadcast Act 1976 which placed restrictions on entry to broadcasting markets.

Among other things, the 1989 Act made it easier for new broadcasters to enter the industry; reduced or removed ownership restrictions; made it is easier for new technologies to be used and new services provided; and in the interests of increasing efficiency, separated the Government’s commercial and non-commercial radio interests. Since deregulation in 1989, there has been a rapid and significant increase in the number of commercial radio stations operating in New Zealand. The total number of commercial radio stations has increased from 56 in 1989, to over 200 today.

The 1989 Act established the Broadcasting Commission and the Broadcasting Standards Authority, provided for election broadcasting and restricted the scope for political intervention in the management or programming of TVNZ and state-owned radio.

The Act and the Broadcasting Standards Authority require radio broadcasters to adhere to industry codes, but these are not unduly restrictive. Licences are issued and technical parameters are controlled by the Ministry of Commerce, but there are no restrictions as to format, style, or content of a radio broadcast, provided it meets the Broadcast Standards for good taste and decency and respects the privacy of the individual.

There are effectively two major groupings of stations, which account for 91% of radio revenues, as follows:

Approximate revenue share
The Radio Network (TRN)	45%
CanWest NZ Radio	46%
Others	9%

100%

Radio Advertising Market

Over the past three years to December 31, 2001, the total radio advertising market grew at an average of 5.1% per annum. For the twelve months ending March 31, 2002, radio advertising generated approximately NZ$196 million, representing approximately 13% of total advertising expenditures.

CanWest NZ Radio

CanWest entered the radio business in 1997 when it acquired nine radio stations in the metropolitan markets of Auckland, Wellington, Christchurch, Dunedin and Hamilton reaching approximately 65% of New Zealand’s population. The success of these stations resulted from developing top talent in all areas of the operation backed by extensive audience and radio media research, which experienced radio executives use to develop strong brand identities.

During May 2000, the Company acquired a 72% share of RadioWorks New Zealand Limited, a New Zealand stock exchange listed national radio operator. The remaining 28% was purchased in January 2001. CanWest NZ Radio now operates four national network stations and 22 local or regional stations under the RadioWorks brand. The four national networks are Radio Pacific, (AM) (a talkback format) targeted at the older demographic; Solid Gold (FM) (a classic hits format also targeted at the older demographic); The Rock (FM) (targeted to mainly males in the 18-34 age group; and The Edge (FM) (a contemporary station targeting a young audience with current hits). The 22 local stations cover various cities and towns across the country. They operate under specific location brand names and are mainly adult contemporary in format, targeting a “middle market” position. Management estimates RadioWorks’ signal reaches 99% of the New Zealand population.

With the purchase of RadioWorks, CanWest’s NZ Radio now covers both urban and rural markets and virtually the full range of formats.

The group has made good progress with the full integration of all radio properties. This integration process has achieved synergy benefits, including both revenue gains and cost savings. Operationally, CanWest NZ Radio has the best operating and profit margins in the industry in New Zealand.

Ratings

In the recent September 2002 surveys of New Zealand’s largest markets, CanWest had the number one music stations in Christchurch, Dunedin and Hamilton, and the number two music station in Wellington and the number three music station in Auckland.

Irish Operations

Irish Television Industry

Prior to the launch of TV3 Ireland in September 1998, the Irish television industry consisted of three national networks, RTE1, Net 2 and TG4 , which are all available off-air and through cable, satellite and MMDS. In addition to commercial advertising revenue, these three networks are publicly funded and operate under the auspices of RTE, the state-owned broadcast organization. TV3 Ireland is the first and only privately owned independent commercial television channel in the Republic of Ireland. TV3 targets the 15-44 age groups and is a full service free-to-air television network offering a mix of domestic and foreign general entertainment programming.

In addition to the four Irish channels, the major UK terrestrial channels, each of which serves Northern Ireland, including BBCI, BBC2, ITV (Channel 3), Channel 4 and Channel 5 are available to some or all Republic of Ireland viewers off-air, satellite to cable or MMDS. In addition, Sky One and other pay services are available on cable, MMDS or satellite. In April 2002 the four Irish terrestrial channels, including TV3, were made available on the “family package” offered by Sky Digital Satellite in the Republic of Ireland. The addition of Sky satellite distribution added to the 92% terrestrial coverage of TV3, making it technically available to essentially every Republic of Ireland home.

TV3 is available to approximately 65% of Northern Irish homes off air and enjoys target audience shares equal to the other Republic of Ireland channels RTE1 and Net 2.

Overall, approximately 58% of the Irish television households are served by cable, MMDS or satellite services, reaching up to 76% in the major urban markets, including Dublin.

Advertising Market

In 2001, television advertising expenditures in the Republic of Ireland were expected to have generated approximately €155 million, representing approximately 23% of total advertising expenditures of €686 million. In addition, there are additional expenditures on advertising in Northern Ireland on services, which reach into the Republic of Ireland, which expenditures are targeted at consumers in the Republic of Ireland. This expenditure is estimated at approximately €35 million annually.

The Irish advertising market has grown substantially over the last five years. TV3, in its fourth year, experienced revenue growth of 28% in fiscal 2002 compared to fiscal 2001.

Ratings

TV3 Ireland has quickly demonstrated the need for a third mainstream station. It has filled the gap between RTE1’s older audience and Net 2’s youthful franchise. With the addition of TV3 Ireland, there has been repatriation of Irish audiences and growth in the number of people viewing Irish channels each month.

After four years on-air, TV3 Ireland has achieved a significant share of the market, exceeding that of the established and successful British channels. In the year just completed, TV3 continued as Ireland’s second most viewed channel for its target demographic.

Peak Audience Share
Summer 2002
Network
TV3	15%
RTE1	23%
Net 2	14%
UTV	9%

Source: AC Nielsen audience share: 15 – 44 (Monday to Sunday 6:00 pm – 11:30 pm) June/July 2002

Programming

TV3 Ireland offers a wide variety of programming, including news, factual, comedy, drama, sports and local interest programming. The schedule is a mix of domestic programming and foreign programming.

TV3 Ireland’s programming is targeted to the 15 – 44 age group, audiences which are in high demand by Irish advertisers and which TV3 Ireland has proved to have been previously neglected in the Irish market. TV3 Ireland has quickly established itself with the viewing audience through the introduction of programs to the Irish market like Sex and the City, South Park, Malcolm in the Middle, and currently the most popular non U.K. acquired series Law and Order: Special Victims Unit. The tradition of U.S. movie premieres on a Sunday evening has continued with such titles as Men in Black, Face Off, and Jackie Brown.

In 2001, as part of the agreement by which Granada acquired an interest in TV3, two new titles to TV3, Coronation Street and particularly Emmerdale, which was new to Irish broadcasting at 7:00 p.m., have improved the audience share for the 7.00 to 8.00 p.m. time-band and have greatly enhanced viewing of later programs. Other Granada products, like Heartbeat and Cold Feet, have further improved the channel. Support for TV3 Ireland’s coverage of Europe’s prime club soccer tournament, the UEFA Champions’ League has increased, with particularly good audiences for the season that began in September 2001. During 2002, TV3 also completed at four-year agreement to broadcast Ireland home international soccer matches on a taped live basis. The agreement also provides TV3 access to broadcast a minimum of five important senior domestic soccer matches each year. Coupled with the recent renewal of Champion’s

Leagues telecasts from 2003 to 2006, TV3 has a comprehensive line-up of Irish and European professional soccer to offer viewers and advertisers.

TV3 Ireland recognizes the importance of relevant domestic programming and in 2002 invested almost twice as much in homegrown production than it did in programming acquired from outside the country. In addition to three daily news bulletins, TV3 Ireland produces Sports Tonight, Week in Review, periodic News Specials, and Ireland AM, Ireland’s first morning breakfast television service, which quickly established itself as the number one breakfast choice in Ireland. Ireland AM is a weekday live, magazine and lifestyle program. Building on its success, the program was expanded to three hours daily, now 7:00 a.m. to 10:00 a.m. Agenda, a weekly one-hour live program focusing on politics and money was again recently critiqued as Ireland’s best current affairs program. The network has broadcast a number of Irish award ceremonies recognizing the talents of Irish actors and musicians, including The Irish Theatre Awards, and the Buzz music awards, broadcast from Belfast. As part of the strategy to build a strong inventory of Irish dramatic programs, TV3 continues to actively invest in Irish theatrical productions. TV3 invested in a re-creation of the events of “Bloody Sunday”, a pivotal event in modern Irish history, Map Maker, a modern day Irish love story, and the Irish film Watermelon, bringing total independent Irish film investment budgets to over €7 million. These movies will be broadcast on TV3 in the next few years. Other drama co-production initiatives continue to be explored.

Northern Ireland - UTV

Headquartered in Belfast, UTV is the ITV television service provider in Northern Ireland. It first went on the air in 1958, and over the past 44 years, has firmly positioned itself as the number one regional television network in Northern Ireland. With a strong focus on meeting the distinctive viewing needs and preferences of its audience, UTV enjoys a viewing share in excess of 40% (all times) and approximately 45% in the 6 p.m. to 11 p.m. time period.

Its strong regional identity is reflected not only in the programs being shown, but also in the tone, style and nature of the presentation of the service, which is targeted primarily at a younger demographic audience. Regional programming is the mainstay of UTV’s service and over the years has been the driver of the network’s solid ratings figures.

UTV is also an internet service provider under the brand “UTV Internet” and recently entered the telephone service reselling business. In the past few years, UTV has also invested in radio stations in both Limerick and Cork, in the Republic of Ireland.

The Company has a 29.9% equity interest in UTV, and does not currently have representation on the UTV board.

Seasonality

The Company’s business has experienced and is expected to continue to experience significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people’s viewing, reading and listening habits. Typically, the Company’s revenue is lowest during the fourth quarter of the fiscal year, which ends in August, and highest during the first quarter of the fiscal year.

Regulation

Canadian Television

Canadian television broadcasting, including specialty cable television broadcasting, is regulated principally by the Broadcasting Act (Canada). The Canadian Radio-television and Telecommunications Commission, or CRTC, which, among other things, administers the Broadcasting Act, grants and reviews broadcasting licences, approves certain changes in corporate ownership and control, and establishes and oversees compliance with regulations and policies concerning broadcasting, including various programming requirements, subject to certain directions from the federal cabinet.

A House of Commons committee is undertaking an 18-month study of the current state and future direction of Canada’s broadcasting system and the efficacy of the Broadcasting Act in meeting policy objectives. The committee is studying issues including media ownership, Canadian content and the administration of broadcasting policy. The Committee is expected to issue its report in the next few months.

Ownership and Control

The Canadian government, through an Order-in-Council referred to as the Direction to the CRTC (Ineligibility of Non-Canadians), has directed the CRTC not to issue, amend or renew a broadcasting licence to an applicant that is a non-Canadian. Canadian, a defined term within the CRTC Direction, means, among other things, a citizen or a permanent resident of Canada, a qualified corporation, a Canadian government, a non-share capital corporation the directors of which are appointed or designated by statute or governmental authorities, or a mutual insurance company, pension fund society or cooperative of which 80% of the directors or members are Canadian. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer or other presiding officer and 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition, in order for a subsidiary to be a qualified corporation, Canadians must beneficially own and control, directly or indirectly, not less than 66 2/3% of the issued and outstanding voting shares and not less than 66 2/3% of the votes of the parent company that controls the subsidiary and neither the parent company nor its directors or similar officers may exercise control or influence over any programming decisions of the subsidiary. There are no specific restrictions on the number of non-voting shares that may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting licence must not otherwise be controlled in fact by non-Canadians, a question of fact, which may be determined by the CRTC in its discretion.

The CRTC’s Television Broadcasting Regulations, 1987, and the Specialty Services Regulations, 1990, require the prior approval of the CRTC of any transaction that directly or indirectly results in (i) a change in effective control of the broadcasting undertaking of a licensee, (ii) a person or a person and its associates acquiring control of 30% or more of the voting interests of a licensee or of a person that has, directly or indirectly, effective control of a licensee, or (iii) a person or a person and its associates acquiring 50% of more of the issued common shares of the licensee or of a person who has direct or indirect effective control of a licensee. In addition, if a transaction results in a person or a person and its associates acquiring control of at least 20% but less than 30% of the voting interests of a licensee, or of a person that has, directly or indirectly, effective control of the licensee, the CRTC must be given notice of the transaction. If a transaction increases control to over 40%, the CRTC must be notified.

To enable CanWest to ensure continuing compliance with the CRTC Direction, the CRTC regulations and the conditions of its Canadian broadcasting licences, the issue and transfer of CanWest Global Communications Corp.’s preference shares, subordinate voting shares and multiple voting shares and the conversion of CanWest Global Communications Corp.’s non-voting shares, multiple voting shares or preference shares into subordinate voting shares are constrained by CanWest Global Communications Corp.’s articles.

Canadian Programming Content

CRTC regulations require licensees of television stations to maintain a specified percentage of Canadian content in their programming. Television broadcasters are subject to the requirement that, over the broadcast year and over any six month period specified in the licence, a minimum of 60% of the aggregate programming shown during the broadcast day (a continuous 18 hour period between 6:00 a.m. and 1:00 a.m.) must be of Canadian origin. Canadian origin is most commonly achieved on the basis of a points system requiring that a number of creative and production staff be Canadian and that specified Canadian production expenditure levels be met. In addition, at least 50% of the aggregate programming between the hours of 6:00 p.m. and 12:00 midnight over the broadcast year must be of Canadian origin. Specialty cable television channels also have to maintain a specified percentage of Canadian content in their programming, generally set forth in their conditions of licence. Broadcasters are required to broadcast a minimum of eight hours per week of priority programming during prime time (7:00 p.m. to 11:00 p.m.). Priority programming includes Canadian-produced drama, music and dance, and variety and long-form documentaries, but does not include news and information or sports programming.

Advertising

The CRTC also regulates the quantity and content of television advertising. A television licensee may not, during any clock hour, broadcast more than twelve minutes of advertising, subject to certain exceptions for unpaid public service announcements and promotions for upcoming Canadian programs. Advertising content is regulated by various federal and provincial statutes and regulations, as well as by standards in the Canadian television broadcasting industry.

Licensing

The CRTC has responsibility for the issuance, amendment and renewal of Canadian broadcasting licences. A television broadcasting licence grants the right to a broadcaster to transmit a television signal on a defined frequency within a defined geographic area and at a defined power level. Subject to being distributed as a “distant signal” by a distribution service such as cable or direct-to-home satellite service, it defines the geographic area capable of being reached by the broadcaster. The CRTC may also grant licences for rebroadcast transmitters to relay a particular signal to other areas. A specialty cable television licence grants the right to a broadcaster to transmit programming to the public through a distribution service such as cable or direct-to-home satellite service. Broadcasting licences may be issued for periods not exceeding seven years and are usually renewed, except in cases of a serious breach of the conditions attached to the licence or the regulations of the CRTC. The CRTC is required to hold a public hearing in connection with the issuance, suspension or revocation of a licence and may hold public hearings in other circumstances.

In order to conduct business, CanWest must maintain its licences in good standing. Failure to meet the terms of such licences may result in their short-term renewal, suspension, revocation or non-renewal. Conditions may be imposed by the CRTC on broadcasting licences that may affect the licensee’s profitability. Licensees of distribution services must also meet technical certification requirements under the Radiocommunication Act (Canada).

All of the Company’s licences are in good standing and the Company is confident of its ability to continue to satisfy the terms of all related undertakings. Licences and their respective dates of renewal are as follows:

Station
Global Television Network:
Global Vancouver	CHAN	August 31, 2008
Global Halifax	CIHF	August 31, 2008
Global Saint John	CIHF-2	August 31, 2008
Global Quebec	CKMI	August 31, 2008
Global Calgary	CICT	August 31, 2008
Global Edmonton	CITV	August 31, 2008
Global Winnipeg	CKND	August 31, 2008
Global Saskatoon	CFSK	August 31, 2008
Global Regina	CFRE	August 31, 2008
Global Lethbridge	CISA	August 31, 2008
Global Ontario	CIII	August 31, 2008

Independent Stations:
CJNT Montreal, Quebec	CJNT	August 31, 2007
CHCH Hamilton, Ontario	CHCH	August 31, 2008
CHEK, Victoria, British Columbia	CHEK	August 31, 2008

CBC Affiliates:
CHBC Kelowna, British Columbia	CHBC	August 31, 2008
CKRD Red Deer, Alberta	CKRD	August 31, 2008

Specialty Cable Channels:
Analog:
Global Prime	Global Prime	August 31, 2003

Digital:
mentv (49% interest)	Category 1	August 31, 2007
Mystery (45.05% interest)	Category 1	August 31, 2007
Lonestar	Category 2	August 31, 2007
DejaView	Category 2	August 31, 2007
Fox Sports World Canada	Category 2	August 31, 2007
Xtreme Sports	Category 2	August 31, 2007

All licences and related CRTC decisions are available for public review.

The Company believes it enjoys good relations with the CRTC and all other regulatory bodies that govern its operations. All of its licences have been renewed since the granting of its first licence in 1974. The CRTC considered the licence renewals of all of the Global Television stations in spring 2001 under new group licensing procedures. These licences were renewed effective September 2001 for the maximum term, which is seven years.

Cross-Ownership Issues

Although the Broadcasting Act and its regulations and policies do not require the CRTC’s approval of a broadcaster’s purchase of an unregulated media entity such as a newspaper, the CRTC may consider the issue of a cross-media ownership when granting or renewing broadcasting licences. The CRTC has a broad mandate to regulate and supervise all aspects of the Canadian broadcasting system, to provide for and encourage the expression of a diversity of voices within the broadcasting system and to prevent or address the emergence of any undue competitive advantage on behalf of one licensee. As such, the CRTC may be concerned about the level of diversity among the media voices available in the geographic markets where cross-ownership occurs and may choose to accept safeguards or implement conditions in the Company’s licences to ensure a level of diversity and prevent any undue competitive advantage. Whether the CRTC will be concerned about the level of diversity will depend upon a number of factors, including the definition of the relevant geographic market in which diversity is measured and the number of participants in the market. The CRTC has wide discretion in determining what constitutes the relevant market. The CRTC examined cross-ownership issues at the recently completed group licence renewal hearings.

At the renewal of the Company’s broadcasting licences and in response to potential concerns about diversity or undue competitive advantage, the CRTC attached a condition to the Company’s group licence which requires a code of conduct be followed respecting the maintenance of separate management over the television and print news operations. The CRTC could refuse to renew a licence or to grant new licences based on the concerns about diversity or undue competitive advantage.

While there are currently no specific prohibitions on the cross-ownership of television stations and other media properties in Canada, the House of Commons committee reviewing Canada’s broadcasting system and the Broadcasting Act has announced that it will study patterns of media ownership, cross-media ownership and vertical integration as part of its review.

Canadian Publishing

The publication of newspapers in Canada is not directly regulated by federal or provincial laws. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada). The Income Tax Act limits the deductibility by Canadian taxpayers of advertising expenditures that are made in newspapers other than “Canadian issues of Canadian newspapers”. For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded, must ultimately be controlled by Canadian citizens and, if a private company, must be at least 75% owned by Canadians. In addition, the publication must, with limited exceptions, be printed and published in Canada. All the Company’s newspapers qualify as “Canadian issues of Canadian newspapers” and, as a result, the Company’s advertisers generally have the right to deduct their advertising expenditures with us for Canadian tax purposes.

Australian Television

The Broadcasting Services Act (Australia), (“BSA”) regulates the commercial television industry in Australia. Under the provisions of the BSA, the Australian Broadcasting Authority, (“ABA”) has responsibility for planning and licensing, programming and content standards, ownership and control of commercial broadcasting services, complaints handling and administering the allocation of broadcasting frequency spectrum.

Ownership and Control

The BSA prohibits non-Australian persons from being in a position to exercise control, either alone or together with associates, over commercial television broadcasting licences. “Control” is very widely defined and includes the capacity to veto or exercise restraint over a substantial issue affecting the management of affairs of a corporation holding a licence.

The BSA limits foreign ownership of commercial television licences by any one person and its associates to 15% of the shares of any television licensee or of the voting rights or rights to distributions by way of dividend or a winding up of the licensee, because the BSA deems any person who has more than 15% interest of this type to “control” the television licensee. This limit increases to 20% for a combined interest holding for two or more persons. An interest in shares, voting or distribution rights of this nature is referred to as a “company interest”. Interests of this kind are also traced on a proportionate basis through a chain of companies or other entities, so that a person with a company interest in CanWest would also be considered to have a company interest in Network TEN. In addition, if foreign persons acquired company interests directly or indirectly in other shareholders of Network TEN (including through interests in other companies such as TEN Network Holdings Limited, a company listed on the Australian Stock Exchange, those interests would be traced on a proportionate basis through those corporate chains and aggregated with those persons’ existing interests for the purposes of determining compliance with the 15% and 20% thresholds.

The BSA also includes provisions that limit cross-ownership between commercial television licences, radio licences and newspapers within the same licence area.

The audience reach limitations of the BSA prevent a person from being in a position to exercise control of television licences with a combined audience reach of more than 75% of the Australian population, although it is possible for a person to supply programming (through affiliates or otherwise) to achieve greater audience reach. Furthermore, a person must not be in a position to control more than one licence in the same licence area.

In April 2000, the Australian Productivity Commission released a report recommending changes to Australian broadcast regulations. The report recommended the repeal of all restrictions on foreign investment, ownership and control in the BSA and a relaxation of cross-media ownership rules, subject to the insertion of a media-specific public interest test in the Trade Practices Act (Australia). The Commission stated that the easing of foreign ownership restrictions and the entry of competitive international capital were essential before cross-ownership restrictions were removed. The Commission also noted that the convergence of various media was making the present restrictions outmoded. The Broadcasting Services Amendment (Media Ownership) Bill, which encapsulates the recommendation made in this report, is presently before Parliament for debate. There is, however, no guarantee that it will be passed due to wavering support by the independent candidates who hold the balance of power in the Senate.

Content and Advertising

The ABA imposes mandatory transmission quotas for Australian content and other more specific quotas for Australian drama, children’s programming and documentaries. A minimum of 55% of programming broadcast between 6:00 a.m. and 12:00 midnight must be “produced under Australian creative control.”

The Australian commercial television industry is also subject to the Commercial Television Industry Code of Practice, which has been developed by the Federation of Australian Commercial Television Stations in conjunction with the ABA. The industry’s code pertains to matters such as the classification of programs and program promotions, the content of news and current affairs programs and the content, placement and amount of advertisements, as well as handling of complaints on code matters.

The broadcasting of commercials and program promotions is limited under the Code of Practice to an average of 13 minutes per hour from 6:00 p.m. to 12:00 midnight and an average of 15 minutes per hour at other times. The exception to this is certain children’s programming which is regulated by the ABA’s Children’s Television Standards.

Digital Television

The Australian government passed legislation that requires national television networks to commence broadcasting on new digital channels beginning on January 1, 2001. Commencing no later than 2005, over-the-air broadcasters will be required to simulcast both digital and analog services until 2008, or such time as determined by further review. Over-the-air broadcasters are not permitted to provide multiple channels or over-the-air subscription broadcasting services until the end of 2005. In view of this legislation and the investment and expense involved for existing broadcasters, the government has determined that no new commercial television licences will be issued before December 31, 2006.

Network TEN has undertaken a major implementation plan to establish the infrastructure and operations necessary for digital terrestrial broadcasting and commenced digital broadcasting on January 1, 2001.

General Regulatory Obligations

In addition to the regulatory framework specific to broadcasting, the television industry is also governed by general legislation that applies to all industries. This includes the Trade Practices Act, which primarily deals with anti-competitive conduct and consumer protection, and the Foreign Acquisitions and Takeovers Act (Australia), which provides the Federal Treasurer with the power to prohibit acquisitions by foreign persons of Australian companies and assets where the acquisition is considered to be contrary to the national interest.

Licensing

The ABA grants commercial television licences only to companies incorporated in Australia. Commercial television licences granted by the ABA remain in force for five years, subject to compliance with the BSA, and are renewed at the request of the licence holder if the licensee is considered suitable by the ABA to continue to hold a licence.

The following table sets forth the licences held by Network TEN and their respective dates of renewal:

	Call Sign	Due for Renewal

Sydney	TEN	2007
Melbourne	ATV	2007
Brisbane	TVO	2007
Perth	NEW	2007
Adelaide	ADS	2004

New Zealand Broadcasting

The New Zealand broadcasting industry was deregulated in 1989. Current broadcasting laws are primarily concerned with the maintenance of broadcasting standards in New Zealand and do not contain restrictions on foreign ownership, cross media ownership or domestic content quotas. Other general legislation concerning foreign investment in New Zealand may, however, have some effect on proposals by non-New Zealand persons to acquire companies in New Zealand.

TV3 operates under a broadcast licence issued in 1995 and TV4 operates under a broadcast licence issued in 1994. Both licences were granted for a 20-year period and have similar terms and conditions. CanWest Radio NZ and RadioWorks each hold broadcasting licences that will expire in 2011.

Under New Zealand law, television and radio broadcasters are required to report their annual operating revenue to the New Zealand Broadcasting Standards Authority and, if that operating revenue exceeds NZ$500,000 in any year, they are required to pay a levy of 0.00051% of that revenue, plus applicable taxes.

Republic of Ireland Television

Television broadcasting in the Republic of Ireland is regulated by the Office of the Director for Telecommunications Regulations and the Broadcast Commission of Ireland, or the BCI, pursuant to the Broadcast Act, 2001 and the Broadcasting Authority Acts, 1960 to 1990. The broadcasting industry is also overseen by the Minister for Public Enterprise; the Minister for Communication and the Environment; the Broadcasting Complaints Commission; the Irish Competition Authority; and is guided by European Union Directives.

Licensing

The Office of the Director for Telecommunications Regulation issues television broadcasting licences to the BCI, which then contracts with television program service providers. Under the Broadcast Act, 2001, TV3 has been awarded broadcast spectrum in the event a national Digital Terrestrial Television platform is built, which would enable TV3 to supply digital and other services.

TV3 has entered an agreement with the BCI providing TV3 with the right to operate its television service and setting forth certain restrictions on the manner in which TV3 will conduct business. The contract expires in September 2008 and provides for automatic renewal of the contract for an additional ten years unless TV3 is in breach of the contract or suffers some form of insolvency event.

Ownership and Control

The BCI has the right to approve any changes to TV3’s articles of association, directors and senior management. The BCI also has the right to approve material changes in the ownership of TV3 and any related shareholders agreement. The BCI must approve any transfer of TV3 shares to a person deemed to be a “media operator,” non-European Union persons and certain others. A “media operator” includes any person who is a television or radio broadcaster, a cable operator, a program production company, a newspaper, a news magazine, an advertising agency and certain other persons. There is no express regulatory prohibition on a non-European Union person controlling TV3. However, the Company believes it is unlikely the BCI would approve the Company or any other non-European Union person acquiring more than a 45% interest in TV3.

Advertising

The BCI and other regulators regulate the quantity and content of television advertising. Under the terms of TV3’s agreement with the BCI, TV3 may broadcast commercials for an average of 15% of its broadcast day (or an average of nine minutes per hour), with a maximum of ten minutes in any single hour.

Programming

In accordance with European Union Directives, a minimum of 50% of TV3’s programming must be of European Union origin. In addition, TV3’s agreement with the BCI requires that in 2002-2003 a minimum of 25% of its content must be of Irish origin. TV3 has consistently exceeded on its Irish origin programming commitment.

Northern Ireland Television

Commercial television broadcasting in the United Kingdom (including Northern Ireland) is regulated by the Independent Television Commission, or the ITC, under the Broadcasting Act 1990, as amended.

Licensing

The ITC issues broadcasting licences under the Broadcasting Act 1990. UTV holds a regional licence for Northern Ireland that expires on December 31, 2009.

Foreign Ownership Restrictions

Under the Broadcasting Act 1990, no licence of the type held by UTV may be held or controlled by an individual who is not either (i) a national of a European Union member state and ordinarily resident within the European Community, or (ii) a national of the United Kingdom, the Isle of Man and the Channel Islands. In addition, no such licences may be held by a body corporate which is not either (i) formed under the laws of a European Union member state and has its registered or head office or principal place of business within the European Community, or (ii) is formed under the law of the Isle of Man or the Channel Islands.

The government of the United Kingdom has proposed a major revision to its Broadcasting Act that may see the loosening of certain broadcast license foreign ownership restrictions that have limited the ability of CanWest in the region. It is expected that the bill encompassing these changes will make its way though the U.K. parliamentary process during 2003.

Other Ownership Restrictions

The Broadcasting Act 1990 imposes several additional restrictions on holding or controlling broadcast licences. These restrictions include prohibitions against (i) the ownership of multiple television stations, (ii) the cross-ownership of television stations and radio stations serving a particular market, and (iii) the cross-ownership of television stations and newspapers.

Content Quotas

In accordance with the terms of its licence, in each calendar year, a majority of UTV’s programming must be of European Union origin, a minimum of 25% of UTV’s programming must be independent productions, and a minimum of 65% of UTV’s programming must be originally commissioned or produced for UTV or another ITV affiliate.

C.     Organizational Structure

The following chart illustrates the relationship of the Company to its parent and principal subsidiaries and indicates each company’s respective jurisdiction of incorporation and the percentage of voting securities held by each company’s parent company; entities are 100% owned unless otherwise indicated:

(1)	Owned indirectly through CanWest Irish Holdings (Barbados) Inc.

(2)	50% owned indirectly through CanWest International Investments (Luxembourg) S.A. (“International Investments”).

(3)	The Company owns 15% of the voting stock and 100% of the subordinated debentures indirectly through International Investments.

(4)	Owned indirectly through International Investments.

Property, Plant and Equipment

Facilities

The corporate head office is located in leased space located at the TD Centre, 31st Floor, 201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3L7.

The Company owns the administrative and studio buildings associated with television broadcasting operations in Vancouver, Victoria, Kelowna, Edmonton, Calgary, Lethbridge, Red Deer, Regina, Saskatoon, Winnipeg, Toronto and Hamilton. The Company also leases office and studio premises in Toronto, Ottawa, Montreal, Quebec City, Dartmouth and Saint John. The Company leases certain tower and transmitter facilities and a channel on the Anik- E2 satellite which is used to deliver the Company’s signal to its transmitters.

All of the newspapers and the National Post are published from premises owned by the Company, except The Edmonton Journal, which is published from premises occupied under a long- term sale and lease- back agreement. In addition, the Company prints all of its publications using its own presses and related equipment, except for the National Post, which is printed in part by third parties at locations throughout Canada. The Company leases additional office space and warehouse space from time to time as required. The Company owns an office facility in Toronto which serves as the headquarters for the Canadian Media Operations. The New Zealand television operations are headquartered in Auckland, where the Company owns a broadcast and production facility. The Company also leases premises for its news bureaus in Wellington and Christchurch. The majority of the transmission facilities are leased under long- term agreements. CanWest Radio NZ operates its radio stations from leased premises located in Auckland, Wellington, Christchurch, Dunedin and Hamilton. RadioWorks leases a corporate office in Auckland and studios throughout the country.

TV3 is headquartered in Dublin, where it leases office and studio premises.

All of the Company’s owned property has been pledged as security under senior bank debt.

Environmental Protection

Substantially all of the Company’s operations are subject to laws and regulations concerning, among other things, emissions to the air, water and sewer discharges, handling, storage and disposal of wastes, recycling, remediation of contaminated sites or otherwise relating to protection of the environment. The Company believes all of its operations, including its publishing operations, are in compliance with applicable environmental protection laws and its own internal environmental compliance standards. Ensuring environmental compliance has not given and is not expected to give rise, in the aggregate, to any material adverse financial or operational effects upon the Company’s business.

Nevertheless, more stringent environmental laws as well as more vigorous enforcement policies or discovery of previously unknown conditions requiring remediation could result in additional costs that may have such effects.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Certain statements in this annual report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

OVERVIEW

The Company is an international media company formed under the laws of Canada. In Canada, the Company owns and operates 16 broadcast television stations and several specialty cable channels – including Prime TV and 6 digital specialty channels, 16 metropolitan newspapers (6 of which were sold effective February 14, 2003), the National Post – a daily Canadian national newspaper, and more than 50 non-daily publications. The Company also owns and operates New Zealand’s TV3, TV4 and CanWest Radio NZ and has a 57.5% economic interest in Australia’s Network TEN, which includes a wholly owned out-of-home advertising company, Eye Corp. The Company also has a 45% interest in the Republic of Ireland’s TV3, and a 29.9% equity interest in Northern Ireland’s UTV.

In August 2002, the Company’s Australian operating unit, Network TEN, purchased the remaining 40% of Eye Corp, Australia’s leading out-of-home advertising company, for aggregate cash consideration of approximately A$10 million.

In August 2002, CanWest sold 10 small-to-medium market daily newspapers – as well as certain community papers in Atlantic Canada and Saskatchewan – to G.T.C. Transcontinental Group Ltd. for aggregate cash consideration of approximately $257 million.

In March 2002, the Company completed the purchase of the 50% of the National Post it did not already own for nominal consideration in the form of cash and agreements and undertakings. In October 2001, the Company sold its interest in CKVU (Vancouver) and received cash proceeds of approximately $133 million. In September 2001, the Company sold its 70% interest in CFCF (Montreal) for cash proceeds of $87 million. In August 2001, the Company sold its 50% interest in ROBTv for cash proceeds of $30 million.

In May 2001, the Company concluded the private placement of approximately $720 million in 10-year senior subordinated notes bearing a coupon of 10 5/8%, replacing interim financing arrangements.

In May 2001, through an amalgamation of subsidiaries, the Company acquired the 29.3% minority interest in CanWest Broadcasting Ltd. (“CBL”) which owned Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and CFSK) in exchange for Series 2 preference shares of CanWest Global Communications Corp. In December 2002, CanWest Global Communications Corp. redeemed the Series 2 preference shares for cash of $57.7 million. The redemption was financed through the company’s senior credit facility. The former minority shareholders of CBL have commenced a lawsuit against CanWest Global Communications Corp., the Company and certain of its subsidiaries. See Notes 17 and 18 to the consolidated financial statements.

In March 2001, the Company completed a series of transactions through which Granada Media acquired a 45% interest in TV3 (Ireland). While the Company retains a 45% interest in TV3, control of its board of directors is shared with Granada Media.

In November 2000, the Company acquired CanWest Publications for an aggregate purchase price of approximately $3.1 billion, including certain costs associated with the transaction, and subject to adjustment for working capital.

In May 2000, the Company acquired a 72% equity interest in New Zealand’s RadioWorks through a series of purchases on the New Zealand Stock Exchange and, in January 2001, acquired its remaining shares. The aggregate acquisition cost of RadioWorks was $74 million.

In 1997 and 1998, the Company acquired approximately 44% of WIC Western International Communications Inc. (“WIC”). On March 31, 2000, the Company completed a series of transactions with the other shareholders of WIC, which resulted in the division of WIC’s broadcasting, distribution and other businesses among certain of that company’s shareholders. Through these transactions, the Company acquired all of WIC’s shares and retained all of WIC’s broadcast television stations, as well as a 50% interest in ROBTv and certain other assets. The aggregate acquisition cost for the WIC assets acquired was approximately $861 million.

TRENDS

The Company historically derives more than 80% of its revenues from advertising in Canada. For that reason, the Company’s results typically reflect overall activity in the economy. Although advertising markets in North America and throughout the world were affected by the slowing economy, results for the fourth quarter confirm that the Canadian economy continues to improve with a more rapid resumption of economic growth than in other major economies. The rebound in advertising revenues in Canada has been stronger than in the United States or Europe, where spending on advertising continues to grow more slowly.

Feedback from both television and newspaper advertising markets suggest that the improvement in operating results evident in the latter half of fiscal 2002 should continue through the next fiscal year. Bookings for the first quarter of 2003 and into the rest of the fiscal year indicate a sustained strengthening of television and print advertising.

CanWest’s Canadian television stations and metropolitan newspapers are generally the highest rated in prime time and most read papers in their respective markets. In management’s opinion, these attributes enable the Company to sustain its levels of revenue more successfully than its competitors.

APPLICATION OF ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in Canadian dollars and in accordance with Canadian GAAP. The consolidated financial statements include the Company’s accounts and the accounts of its subsidiary companies.

The preparation of financial statements in accordance with Canadian GAAP requires the use of estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Future events could alter such estimates.

The Company operates in highly competitive markets. The Company has estimated the useful lives of intangible assets and the value of goodwill, based on historical customer patterns, industry trends and existing competitive factors. Significant long-term changes in these factors could result in a material impairment of the value and life of intangible assets and goodwill.

In September 2001, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants, “CICA”, Handbook Section 3062, Goodwill and Other Intangibles and Handbook Section 1581, Business Combinations. Goodwill and indefinite life intangibles are no longer amortized and are subject to an annual value impairment test. As a result, the Company recorded a write down of $76 million related to Network TEN’s investment in Eye Corp., $45 million of which was charged to retained earnings at September 1, 2001.

During 2001, the Company adopted new recommendations of CICA Handbook Section 3465, Income Taxes. A description of the impact of these changes in accounting policies, and a discussion of new accounting standards of the CICA which impact the Company, is provided in Note 1 to the Consolidated Financial Statements for the years ended August 31, 2002 and 2001.

The Company accounts for its economic interest in Network TEN using the equity method of accounting. Under this method, the Company’s interest in the net earnings (before interest on subordinated debentures) of Network TEN is included in the Company’s consolidated earnings, and an adjustment is made to the carrying value at which the investment is recorded on the consolidated balance sheet. The carrying value of this investment is reduced by any interest on subordinated debentures and dividends received by the Company.

In fiscal 2001, the Company accounted for its 50% interest in the National Post using the equity method. In September 2001, the Company assumed control of the National Post and, thereafter, the Company has consolidated its interest in the National Post.

As a result of the restructuring effective March 31, 2001, the Company changed the accounting for its 45% interest in TV3 Ireland to proportionate consolidation.

THE COMPANY

A.      Operating Results

Fiscal 2002 Compared to Fiscal 2001

The Company’s results were significantly impacted by acquisitions and divestitures in 2002 and 2001. Accordingly, the following discussion includes references to pro forma results. Pro forma results reflect the following transactions as if they had occurred at the beginning of 2001:

•	the acquisition of CanWest Publications including online operations in November 2000;

•	the acquisition of the remaining 50% interest in the National Post effective March 2002;

•	the reorganization of the Company’s interest in TV3 Ireland in March 2001; and,

•	the sale of CKVU effective August 2001.

The following is a reconciliation of actual revenue and EBITDA to pro forma revenue and EBITDA for the year ended August 31, 2001:

	Revenue	EBITDA(1)
	$000	$000
As reported	1,767,306	434,070
CanWest Publications	269,717	87,256
Online operations	1,804	(3,214)
National Post	152,350	(64,869)
TV3 Ireland	(10,735)	(1,014)
CKVU	(68,170)	(21,245)

Pro forma	2,112,272	430,984

(1)  EBITDA represents earnings from continuing operations before realized translation adjustments, interest in earnings from Network TEN and other equity accounted affiliates, minority interests, provision for income taxes, investment and other income, financing expenses and amortization. EBITDA is not a recognized measure under Canadian GAAP. Management believes that in addition to net income (loss), EBITDA is a useful supple-mental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net income (loss) determined in accordance with GAAP as an indicator of the Company’s performance. The Company’s method of calculating EBITDA may differ from other companies and, accordingly, EBITDA may not be comparable to measures used by other companies.

The Company reported consolidated revenues of $2,120 million for the year ended August 31, 2002, an increase of $353 million from the actual revenues reported for the previous year, and an increase of $8 million from pro forma revenues of $2,112 million. The increase in actual revenue was primarily attributable to the inclusion of twelve months of Publications results in 2002 compared to inclusion of only nine and a half months in 2001. Pro forma revenues reflect solid increases in Canadian television revenues offset by decreased revenues in Publications.

Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $316 million to $1,649 million as a result of the inclusion of a full year of the Publications results. On a pro forma basis, operating expenses (including selling, general, and administrative expenses) decreased $32 million, 2% from $1,681 million in the previous year, reflecting expense reductions in Publications offset by increased expenses in Canadian television operations.

EBITDA increased by 9% to $471 million, from $434 million last year. The increase in actual operating profit is the result of the inclusion of twelve months of Publications results partially offset by a reduction due to the sale of CKVU. On a pro forma basis, EBITDA increased by 9% over $431 million last year, primarily due to reductions in losses of the National Post.

Actual revenues from Canadian television (excluding the 6 specialty digital channels launched in September 2001) were down slightly to $688 million from $701 million recorded in the previous year. This was due entirely to the sale of CKVU (Vancouver) effective August 31, 2001. On a pro forma (same station) basis, Canadian television revenues increased by 9% compared to $633 million in fiscal 2001. BCTV was a substantial contributor to the growth in revenue in fiscal 2002, as a result of an additional 40 hours per week of airtime inventory being available for sale following it’s disaffiliation with the CTV network. Operating expenses at Canadian television increased by 5% to $493 million dollars, compared to $472 million in fiscal 2001. On a pro forma basis, which excluded operating expenses associated with CKVU in the previous year, the increase in operating expenses was 16% compared to fiscal 2001. The year-over-year increase reflected higher programming costs arising from the affiliation of BCTV in Vancouver with the Global Television Network, as well as substantial additional investment in programs designed to enhance future ratings performance. Examples include securing a new season of the top-ranked Survivor series, PGA golf and “big event” programming for the Company’s CH stations.

In addition, as part of the CRTC approval, CanWest made substantial investments in local programming at the CH stations in Victoria and Hamilton, which included enhanced news programming and daytime programming. The additional investments resulted in a 6% decline in EBITDA for Canadian television operations to $195 million, from $208 million on a pro forma basis the year before.

The Company’s conventional television operations in Canada continued to be the market leaders in prime time ratings. Outside of high profile sports events, Global Television ranked number one in the country’s largest English speaking markets, with 8 of the top 10 shows in Toronto and 17 of the top 20 shows in Vancouver.

Revenues increased by 27% at Prime, the Company’s top-rated specialty cable channel, to $25 million from $19 million in fiscal 2001. The increase was attributable to a 44.9% increase in advertising sales revenue over the previous year, and an increase in the subscriber base of 6.6% over the previous year.

The Company launched six specialty digital channels in September 2001. Five of the new channels ranked in the top ten of the 47 new digital channels that went on air at that time. At the close of the fiscal year, the Company’s portfolio of Canadian digital channels had approximately 2,000,000 subscribers. Revenue from the specialty digital channels for the eight months following the end of the free preview period was $4 million, with expenses of $8 million, resulting in an operating loss of $4 million.

Global Television launched a new national news service during fiscal 2001 and attracts a substantial number of Canadian television viewers. According to the Broadcast Bureau of Measurement, an average of 773,000 adult Canadians, 18 years or older, tuned into Global National with Kevin Newman in the fall of 2001. By the spring of 2002, Global National with Kevin Newman had increased its adult audience to 802,000, overtaking the late evening CBC National newscast with Peter Mansbridge in numbers of viewers.

Publications group revenues for fiscal 2002, including the National Post, were $1,264 million, a decline of 6% from the pro forma revenues of $1,340 million for the previous year. Newspaper revenues were negatively affected by the impact of the September 11th tragedy on advertising expenditures and the lingering effects of a slowdown in overall advertising markets that began in April 2001. However, the decrease in advertising linage slowed and reversed through fiscal 2002. During the last four months of fiscal 2002, revenues were ahead of the corresponding months of the previous year. Consistent with the prior year, approximately 78% of newspaper revenues are derived from advertising, while circulation represents about 17% of the total.

Compared to last year, on a pro forma basis, operating expenses (including selling, general and administrative expenses) of the Company’s newspaper operations declined by 11% to $972 million as a result of restructuring at the National Post and reduced manning at other newspapers, and an overall drop of 14% in average newsprint costs during the year. Operating costs include the start-up costs associated with the launch of the Reach Canada customer contact centre in Winnipeg which deals with customer service calls for all major newspapers in the group. EBITDA for the newspaper group increased by 18% to $292 million, from the $246 million recorded the previous year on a pro forma basis.

In August 2002, the Company sold a number of newspapers and related assets to G.T.C. Transcontinental Group Ltd. for aggregate cash proceeds of $257 million. The Company determined that these newspapers, which included eleven smaller market daily papers and certain community papers in Atlantic Canada and Saskatchewan, were not central to its multi-platform sales, content and promotion strategy. The newspapers and related assets included in the transaction generated approximately $95 million in revenue and $30 million in EBITDA in fiscal 2002.

The Company’s online operations achieved a significant improvement in EBITDA, cutting losses from $19 million in the previous fiscal year to $7 million in the current year on a pro forma basis. These operations include the web portal, canada.com, and other web based operations. Online revenues for the fiscal year decreased by $1 million to $7.4 million compared to the previous fiscal year on a pro forma basis. The Company achieved substantial efficiency gains, cutting operating expenses to $14 million from $28 million in the previous year on a pro forma basis as a result of technical and physical integration of its online properties.

CanWest’s 45% share of revenues at TV3 in the Republic of Ireland increased 39% to $28 million from $20 million the previous year. CanWest’s share of TV3’s EBITDA was $8 million, more than three times the level of the previous year. Ratings were up 13% in prime time viewing hours, with an 18% growth in all-day ratings at TV3. Improved ratings for locally produced programming, as well as the inclusion of top-rated entertainment programming from Granada Media, contributed substantially to the continued growth at TV3.

Revenues from TV3/4 New Zealand in fiscal 2002 increased by 18% to $69 million from $58 million the previous year. In local currency revenues increased by 9% to NZ$100 million from NZ$92 million in 2001. EBITDA also improved, from an EBITDA loss of $9 million in fiscal 2001 to an EBITDA loss of less than $2 million for the year ended August 31, 2002. Results from New Zealand have been translated at an average exchange rate of $0.6910, an increase of 8% over the prior year’s rate of exchange. A combination of factors contributed to the improved results, including higher ratings, improved advertising market conditions, and higher prices for advertising. A stronger New Zealand dollar also helped to reduce the cost of imported programming.

TV3 gained two points in ad market share to 25% compared to a 23% ad market share in the previous fiscal year. In the last quarter of the year, TV3 achieved the highest share in Auckland, New Zealand’s largest city, with an audience market share of 32.

CanWest Radio in New Zealand continued to make steady progress, increasing both its revenues and EBITDA. EBITDA grew by 14% to $16 million from $14 million in the previous year on revenues of $61 million. It recorded operating expenses of $44 million, a 4% reduction in costs from the previous year.

Financing costs were $255 million for the year ended August 2002, compared to $269 million in the previous year. The decrease reflects reduced interest rates and debt repayments in 2002 offset by a full twelve months of financing costs related to the acquisition of CanWest Publications properties which occurred late in the first quarter of last year, resulting in only nine and one-half months of the carrying cost associated with the acquisition in 2001.

Amortization of intangibles and goodwill was reduced to $18 million in 2002, compared to $89 million in the previous year as a result of the adoption of the new accounting policy under which goodwill and indefinite life intangibles are no longer amortized. Amortization of property and equipment increased to $73 million from $60 million as a result of the acquisition of the publishing properties.

In 2002, the Company had investment gains, net of losses on write down of investments, of $34 million. This is comprised of a gain on the sale of CKVU of $68 million, a gain on the sale of Atlantic Canada and Saskatchewan community newspapers of $49 million offset by write downs of $86 million as a result of non temporary declines in fair value of other investments. In the previous year, the net investment gain was $29 million.

The provision for income taxes was $48 million in 2002, compared to a tax recovery of $27 million in 2001. The effective tax rate of 31% is significantly lower than the Company’s statutory rate of 39%, primarily as a result of the non-taxable portion of gains. The previous year’s recovery included a future income tax recovery of $71 million due to reductions in federal and provincial income tax rates enacted during 2001.

In 2002, the Company recorded a recovery from minority interest of $4 million, compared to a charge of $3 million in the prior year. In 2002, the credit is related to the minority interest in the National Post from September 1, 2001 to March 2002. In the prior year the charge related to the minority interest in Radio Works to January 2001.

The Company’s interest in the loss of Network TEN for the year was $12 million, compared to income of $53 million the previous year. The Company’s share of earnings before TEN’s investment losses and write downs was $44 million in 2002, compared to $37 million in 2001, a $7 million, 19% increase. In 2002, our share of TEN’s non-recurring charges included a one-time income tax settlement of $17 million, a goodwill impairment loss related to Eye Corp. of $30 million, and a $9 million write down of investments to fair value. In the prior year, the Company’s share of non-recurring charges included gains on sale of investments of $29 million offset by a loss on the write down of the SCAPE investment of $13 million. Results from TEN have been translated at an average rate of $0.8311, up 4% from the average rate of exchange in 2001. See detailed discussion of Network TEN below.

The Company’s interest in losses of equity accounted affiliates was $2 million for 2002, compared to $14 million in 2001. The 2001 loss is primarily comprised of the Company’s share of the National Post losses. In 2002, the National Post was consolidated.

The Company incurred a $1 million loss from currency translation, realized on distributions declared by Network TEN in 2002, compared to a $7 million loss in 2001.

Net earnings for the year were $98 million, compared to $98 million in 2001. Adjusted earnings for 2001, excluding the amortization of goodwill and indefinite life intangibles, were $167 million.

Fiscal 2001 Compared to Fiscal 2000

Consolidated revenue increased by $1,147 million, or 185%, to $1,767 million for the year ended August 31, 2001, from $620 million in the previous year. This increase was primarily due to the acquisitions of WIC in March 2000, RadioWorks in May 2000 and CanWest Publications in November 2000.

Total operating expenses (including selling, general and administrative expenses) before amortization, increased by $854 million, or 178%, to $1,333 million for the year ended August 31, 2001, from $479 million for the same period in 2000. This increase was primarily related to the acquisitions of WIC, RadioWorks and CanWest Publications.

EBITDA increased by $293 million, or 207%, to $434 million for the year ended August 31, 2001, from $141 million in the previous year. The increase was primarily attributable to the acquisitions of WIC, RadioWorks and CanWest Publications (excluding the National Post). EBITDA of RadioWorks and CanWest Publications (excluding the National Post) for the period were $10 million and $224 million respectively. Offsetting the effect of these acquisitions were declines in EBITDA from Global Television Network on a same station basis and declines in EBITDA from TV3 and TV4 in New Zealand.

In Canada, revenue from television operations increased $211 million, or 43% for the year, to $701 million from $490 million in fiscal 2000. This increase was due to higher airtime revenue of $236 million as a result of the contributions from the former WIC stations. Revenue from Global Prime increased $5 million, or 37%, from the same period in 2000. On a pro-forma, same station basis, revenue from conventional television decreased $19 million, or 27%. This decline was primarily the result of the 2000 Olympics, which were broadcast on a competing network and delayed the commencement of the fall programming schedule.

For Canadian broadcast operations, total operating expenses before amortization increased by $149 million, or 46%, to $472 million, from $323 million in the prior year as a result of the acquisition of the WIC television stations.

In New Zealand, revenue from television operations decreased $15 million, or 20%, to $58 million for the year from $73 million in fiscal 2000. Results from New Zealand have been translated at an average rate of $0.638 compared to $0.713 last year, a decline of 11% in the exchange value of the New Zealand currency. Revenue in local currency decreased to NZ$92 million, or 10%, from NZ$102 million in the prior year. The decline was primarily a result of a generally soft market environment and the impact of the Olympics in September 2000.

In New Zealand, total operating expenses before amortization for television operations decreased $5 million, or 7%, to $67 million, from $72 million in the same period the prior year. The decline was mainly attributable to the depreciating value of the New Zealand dollar against the Canadian dollar. In local currency terms, total operating expenses before amortization increased to NZ$106 million, or 5%, from NZ$101 million in fiscal 2000.

Revenue from radio operations in New Zealand increased $27 million, or 90%, to $57 million for the year, up from $30 million in fiscal 2000. The Company acquired 72% of RadioWork’s shares in May 2000 and the remaining 28% in January 2001. RadioWorks contributed $39 million to consolidated revenue in the year ended August 31, 2001. CanWest Radio NZ’s revenue in local currency was unchanged from the prior year.

Total operating expenses before amortization for radio operations in New Zealand increased to $43 million, or 85%, from $23 million in fiscal 2000. In local currency, the increase was NZ$34 million to NZ$67 million from NZ$33 million in the same period in the prior year. The increase was primarily the result of the RadioWorks’ acquisition. Total operating expenses before amortization for RadioWorks were NZ$45 million for the year ended August 31, 2001.

Revenue from TV3 Ireland increased $4 million, or 13%, to $31 million for the year ended August 31, 2001, from $27 million in the same period in fiscal 2000. In March 2001, the Company restructured its interest in TV3 Ireland. As a result, the accounting treatment was changed to a 45% proportionate consolidation from 100% consolidation in previous periods. Results from TV3 Ireland were converted to Canadian dollars at an average rate of $1.7167 for the 12 months, compared to $1.8243 for fiscal 2000, a 6% decline. On a local currency basis, TV3 Ireland’s total revenue grew 62% to Ire£24 million for the 12 months, from Ire£15 million for the same period in the prior year, as TV3 continued to build advertiser support.

TV3 Ireland’s total operating expenses before amortization decreased to $28 million, from $36 million for the same period last year, reflecting the change in accounting treatment from 100% consolidated to 45% on a proportionately consolidated basis. In local currency, TV3 Ireland’s operating expenses increased by Ire£3 million or 14% to Ire£23 million, from Ire£20 million in fiscal 2000.

Revenue of $918 million from the Company’s newspaper group (excluding the National Post) was included in operations for the period from November 16, 2000 to August 31, 2001. On a pro forma basis for the twelve months ended August 31, 2001, the newspaper group generated revenues of $1,188 million, compared to $1,192 million in the previous period. The decline reflected a weakening in the advertising market, which commenced in April 2001, following comparatively strong first and second quarters. Approximately 78% of Publications’ revenues were derived from advertising, while circulation revenues represented 17% of total revenue.

Total operating expenses before amortization of $694 million for the Company’s newspaper group were included in operations for the year ended August 31, 2001, representing the period following the November 16, 2000 acquisition.

On a pro forma basis for the twelve months ended August 31, 2001, total operating expenses for the newspaper group were $876 million, which represented no material change compared to the same twelve months in 2000.

A 13% year-over-year increase in newsprint prices was offset by the consolidation of regional printing operations and other cost efficiency gains.

EBITDA losses from CanWest Interactive were $16 million for the fiscal year 2001 on revenues of $7 million. In the fourth quarter, EBITDA losses were reduced to $3 million, reflecting the significant progress achieved in reducing costs through the consolidation and integration of technical platforms under the canada.com brand.

Amortization, including amortization of broadcast licences, circulation, goodwill and capital assets, increased by $112 million to $154 million for the year ended August 31, 2001, from $43 million in the previous year. The increase is a result of the WIC, RadioWorks and CanWest Publications acquisitions.

Financing expenses increased $209 million to $269 million for the year ended August 31, 2001, from $60 million in fiscal 2000. The increase reflected a higher level of debt outstanding as a result of the acquisitions of WIC in March 2000, Radio Works in May 2000, and CanWest Publications in November 2000.

Investment gains decreased $73 million to $29 million for the year ended August 31, 2001, from $101 million for the same period the previous year. For the year ended August 31, 2001, the Company recorded gains on the sale of investments of $8 million from the sale of publicly traded common shares of Alliance Atlantis Communications Inc., previously acquired for investment purposes, and of $21 million from the reorganization of the Company’s interest in TV3 Ireland. In fiscal 2000, the Company recorded a gain on the sale of its investment in publicly traded shares of CTV Inc. of $99 million. Dividend income included dividends from Ulster TV of $3 million for the year ended August 31, 2001, substantially unchanged compared to the previous year.

Recovery of income taxes increased $69 million to $27 million for the year ended August 31, 2001, from a charge of $42 million in the previous year. The provision for income taxes reflects a future income tax recovery of $71 million related to reductions in federal and provincial income tax rates enacted during 2001.

The net charge for minority interests increased by $5 million to $3 million, from a credit of $2 million in the same period last year. This increase was primarily the result of the depletion of the minority interest credit related to TV3 Ireland and the inclusion of a charge related to the 28% minority interest in RadioWorks until January 2001.

Interest in earnings from Network TEN declined $20 million, or 27%, to $53 million for the year ended August 31, 2001, from $72 million in the prior year. The decline was attributable to a reduction in revenue resulting from the impact of the 2000 Olympics, broadcast on a competing network, and a generally soft advertising market following the 2000 Olympics. Network TEN and Village Roadshow discontinued SCAPE, their online partnership, in March 2001. As a result, Network TEN wrote off its investment in SCAPE in February 2001. The Company’s share of the loss amounted to $13 million. Partially offsetting these decreases were investment gains related to the sale of certain investments and other assets by Network TEN. The Company’s share of these gains was $29 million. Also affecting the result was a decline of 11% in the average rate of exchange of the Australian dollar.

The Company incurred a $7 million loss from currency translation realized on distributions declared by Network TEN in the year ended August 31, 2001, compared to a loss of $1 million in the previous year.

The Company incurred losses from equity accounted affiliates of $15 million for the year ended August 31, 2001, representing the Company’s share of net earnings from CFCF and ROBTv of $2 million offset by its 50% share of losses for the National Post.

Net earnings decreased $79 million, or 45%, to $98 million for the year ended August 31, 2001, compared to $177 million in the same period last year.

B.      Liquidity and Capital Resources

Cash flow from operations before changes in non-cash working capital was $254 million for the year ended August 31, 2002, compared to $198 million for the previous year.

Distributions of $61 million from Network TEN were included in cash flow from operations in 2002. As a result of losses incurred in 2002, Network TEN will not make a distribution of 2002 earnings. TEN has adopted a policy of interim and final dividends for 2003 which will allow for a distribution to be paid early in the 2003 calendar year.

Cash was $50 million at August 31, 2002, compared to $11 million as of August 31, 2001.

Capital expenditures were $52 million for the year ended August 31, 2002, compared to $42 million for the previous fiscal year. Capital spending in 2002 included investment spending related to the Company’s new printing plant in Montreal, and fit-out of the digital specialty operations, Reach Canada, the Company’s contact centre and the Company’s centralized business services and information technology units. Planned capital expenditures for fiscal 2003 amount to approximately $50 million, including $7 million related to the fit-out of the Company’s central services.

Proceeds from divestitures and the sale of investments, including CFCF, CKVU and community newspapers, amounted to $477 million during 2002. In September 2001, the Company suspended the payment of dividends in favor of debt reduction.

Long-term debt, including the current portion, decreased $494 million during the year ended August 31, 2002 to $2,530 million as a result of repayment of principal.

The total credit available under the Company’s senior credit facility is $2,397 million, of which the Company had drawn approximately $1,797 million as of August 31, 2002. The facility includes revolving and non-revolving tranches with terms ranging from 6 to 8.5 years. The senior credit facility is collateralized by certain assets of the Company. Scheduled repayments of the Company’s senior credit facility amount to $127 million in fiscal 2003. In addition, the Company has outstanding $720 million in senior subordinated notes maturing in 2011. The senior subordinated notes are guaranteed by certain subsidiaries.

Total leverage under the Company’s senior credit facility was 5.25 times EBITDA for the year ended August 31, 2002, compared to a covenant of 5.75 times.

On May 2002, the Company secured certain amendments to its senior secured credit facility which, under certain conditions, (1) allow greater flexibility to repay the junior subordinated notes, and (2) defer the scheduled step-down of the total leverage ratio from 5.75 times to 5.50 times until February 2004.

The Company has entered into currency and interest rate swaps with certain lenders under its senior indebtedness. The average cost of debt, including junior subordinated notes, after taking into account other financial instruments in place, was 10%.

At August 31, 2002 the junior subordinated notes payable to the Company’s parent were $949 million. These notes bear interest at 12.155% and mature in 2020.

The Company’s primary market risk exposures are interest rate and currency exchange rate risk. The Company is exposed to interest rate risk and currency exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed-rate debt to long-term debt, the Company uses interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross-currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. The Company does not enter into any derivatives for trading purposes.

The Company has fully hedged the currency exposure on all of its U.S. dollar denominated debt, and has fixed the interest rate for the majority of its floating rate debt by entering into a combination of cross-currency swaps and interest rate swaps.

In addition to foreign exchange rate risk on foreign currency denominated debt, the Company is also exposed to some currency risk as a result of having investments and carrying on business in currencies other than the Canadian dollar. All of the Company’s foreign operations are self sustaining, and therefore foreign exchange gains and losses are deferred as a separate component of shareholders’ equity. The Company translates the earnings of equity accounted subsidiaries and affiliates at the average rate of translation of the relevant period. The Company recognizes deferred translation gains and losses as appropriate upon dispositions and/or distributions from such operations. The Company’s primary currency exposure is to variations in the Australian dollar relative to the Canadian dollar as a result of its investment in Network TEN. Currently, the Company does not use derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates.

Based on current operations, the Company believes that cash flow from operations, together with available borrowing capacity under the senior credit facility, will be adequate to meet its anticipated requirements for working capital, capital expenditures, interest payments and its potential obligation to redeem CanWest Series 2 preference shares.

Although the Company has no current undertakings or agreements with respect to material acquisitions or investments, from time to time potential acquisitions and investments are evaluated and, to the extent permitted by the terms of senior debt instruments, the Company may make such acquisitions or investments should attractive opportunities arise. The Company expects that the funding for any such acquisitions or investments would come from working capital, borrowing under the senior credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these options.

Network Ten

The Company has a 57.5% economic interest in Network TEN, one of Australia’s three non-government owned national television broadcast networks. While Network TEN’s results are not consolidated into the Company’s financial statements, the Company receives interest payments under Network TEN’s outstanding subordinated debentures, all of which are owned by the Company and dividend payments in respect of the Network TEN shares owned by the Company.

Set forth below is a discussion of Network TEN’s results of operations without giving effect to the Company’s proportionate interest in Network TEN.

Fiscal 2002 Compared to Fiscal 2001

Network TEN television operations in Australia reported a record year in terms of revenues after significant ratings gains for its prime time schedule in both its target demographic of 16-39 year olds and other audience categories. Total revenues increased by 16% to A$587 million, from A$506 million the previous year. This included a record fourth quarter for the television operations of the company.

Operating expenses of the Australian television operation increased by A$60 million, or 17%, to A$416 million for the year ended August 31, 2002, from A$356 million in the same period in the previous year. The increase reflected the investment in a winning program strategy that included the most watched Australian program, Big Brother, and sports programming with wide audience appeal, such as the AFL games.

EBITDA increased by A$22 million, or 15%, to A$172 million for the year ended August 31, 2002, from A$150 million for the same period in the previous year. Revenue’s from Eye Corp., TEN’s out-of-home operation, increased by A$30 million, or 59%, to A$80 million for the year ended August 31, 2002, from A$50 million the previous year, which included only eight months of Eye Corp. results.

Operating expenses at Eye Corp. increased by 67% to A$78 million, from A$47 million the previous year due to the inclusion of a full year of Eye Corp. results in 2002 compared to eight months in 2001.

EBITDA of Eye Corp. decreased to A$2 million from A$4 million the previous year.

Shortly before the end of the fiscal year, Network TEN acquired the remaining 40% of Eye Corp. for A$10 million. The potential for growth and profits in the out-of-home market remains substantial, but the difficult advertising environment at this time has affected the out-of-home industry more than other media. Acquisition of full ownership and control of the company will enable TEN to make the necessary realignments of management and strategy to realize further efficiencies.

In 2002, Network TEN recorded an investment loss of A$20 million related to the write down of other investments to fair value. In 2001, Network TEN had a net investment income of A$35 million.

As a result of the adoption of new accounting policies under Canadian GAAP no amortization of goodwill and indefinite life intangibles was recorded. In the previous year, amortization of A$14 million was recorded. In 2002, Network TEN recognized a goodwill impairment loss of A$168 million related to its investment in Eye Corp. In accordance with the new accounting policy, A$102 million was recorded as a charge against opening retained earnings, and A$66 million charged against 2002 earnings. The decline in fair value is attributable to weaknesses in the out-of-home advertising market and to certain operational issues. Financing expenses, excluding interest in respect of subordinated debentures, increased to A$27 million from A$18 million in the previous year, reflecting higher debt levels.

Income tax expense increased to A$71 million in 2002, compared to A$24 million in 2001 as a result of increased taxable income, as well as the A$36 million settlement with the Australian Tax Office, as described in the following section.

Network TEN’s earnings, excluding interest in respect of subordinated debentures, decreased to a loss of A$23 million for the year ended August 31, 2002, from earnings of A$123 million in the previous year.

Fiscal 2001 Compared to Fiscal 2000

Total revenues increased A$7 million, or 1%, to A$556 million for the year ended August 31, 2001, from A$548 million. Revenues of A$50 million from Eye Corp., in which Network TEN acquired a 60% controlling interest in December 2000, offset declines in television revenues.

Operating expenses before depreciation and amortization increased A$54 million, or 15%, to A$406 million for the year ended August 31, 2001, from A$353 million for the previous year. The increase is primarily attributable to the inclusion of A$47 million in Eye Corp. operating expenses, as well as increased operating costs associated with transmission of digital broadcast signals.

EBITDA decreased A$46 million, or 24%, to A$149 million for the year ended August 31, 2001, from A$195 million for the previous year.

Network TEN’s investment income totaled A$35 million for the year ended August 31, 2001. This included gains on sale of certain listed investments of A$57 million and sale of excess real property of A$7 million. These gains were partially offset by a loss of A$29 million resulting from the write-off of certain of Network TEN’s online investments, primarily the result of the discontinuance of its SCAPE joint ventures.

Amortization expenses increased by A$12 million, to A$25 million for the year ended August 31, 2001, from A$14 million in the previous year. This increase was primarily attributable to the additional amortization resulting from the acquisition of 60% of Eye Corp.

Financing expenses, excluding interest in respect of subordinated debentures, increased to A$18 million for the year ended August 31, 2001, from A$2 million in the previous year, reflecting higher debt levels.

Income tax expense decreased by A$10 million, to A$24 million for the year ended August 31, 2001, from A$34 million in the previous year, as a result of the reduction in earnings.

Network TEN’s earnings, excluding interest in respect of subordinated debentures, decreased by A$25 million, or 17%, to A$123 million for the year ended August 31, 2001, from A$148 million in the previous year.

Liquidity and Capital Resources

Cash flow from operations before changes in non-cash working capital decreased by A$37 million in the 12 months ended August 31, 2002 to A$94 million, compared to the previous year.

Capital expenditures for replacement of capital assets were A$32 million for the year ended August 31, 2002, compared to A$23 million in the same period last year. As required by its existing broadcast licence, Network TEN converted to digital signal transmission in January 2001. The total capital cost of the conversion is estimated at A$80 million, which will be expended over a five year period. In August 2002, Network TEN acquired the remaining interest in Eye Corp. that it did not already own for A$10 million.

In January 2002, Network TEN paid distributions aggregating A$139 million.

As a result of losses incurred in 2002, Network TEN will not make a distribution of 2002 earnings. TEN has adopted a policy of interim and final dividends for the 2003 fiscal year. This will allow a cash distribution to be paid early in the 2003 calendar year from earnings generated in the first half of fiscal 2003.

As of August 31, 2002, Network TEN had cash on hand of A$12 million, compared to A$22 million as of August 31, 2001.

Network TEN has a credit facility with a syndicate of banks providing for operating and term credit facilities in the aggregate amount of A$700 million. The credit facility is secured by a lien on substantially all of the assets of Network TEN and its subsidiaries. Outstanding loans under Network TEN’s credit facility totaled A$460 million on August 31, 2002.

A longstanding dispute between TEN and the Australian Tax Office (“ATO”) regarding the deductibility of debenture interest paid to CanWest was resolved in August 2002. As a result, the ATO will allow TEN to continue to deduct interest on its subordinated debentures until June 30, 2004. After that date, in accordance with new tax legislation in Australia that will come into effect on July 1, 2004, TEN will no longer be entitled to tax deductions for interest in respect of the subordinated debentures. The settlement resulted in a non-recurring income tax expense of A$36 million in 2002.

C.      Research and Development, Patents and Licenses

Not applicable.

D.      Trend Information

The recession, which remained entrenched through the first half of 2002, seems to have abated in most markets, with Australia and Canada recovering first, both registering robust economic growth, particularly in comparison to the United States. Results to date in fiscal 2003 and forward sales bookings in our Canadian and Australian television operations support management’s expectation that the positive trends in demand for advertising will continue in all markets in the coming year, and that it would be reasonable to anticipate a continuation of the improvement in operating results evident in recent months in Canada and at all of the Company’s international operations.

Integration of the newly acquired newspaper and interactive assets in Canada with the Company’s existing Canadian media assets is already well underway. Nevertheless, considerable additional ground remains to extract full value from the cost reduction and revenue enhancement opportunities available from combining television, newspaper and interactive assets on a national scale in Canada.

Over the past year, the Company has revamped its national and local sales organizations to take advantage of multi-platform sales opportunities. The Company has created a national promotions team to extract value from the cross-promotion of its various media. The Company also has strengthened its executive capacity to drive the integration of news and information content in order to enhance both the quantity and quality available for all our media outlets. Building on these initiatives will be top operating priorities in 2003.

Initiatives currently underway will provide the Company’s newspaper publishers with the means to improve overall information content with enhanced local reporting and access to more and better quality national and international reporting and quality features through the facilities of an expanded CanWest news service and national news network. The tremendous success of Global National with Kevin Newman, and the Global Sunday current affairs program also provide valuable platforms on which to build a more competitive television news and public affairs franchise. All of these initiatives will improve the competitive position of CanWest Canadian media operations and should contribute to improved earnings in future years.

Debt reduction remains the Company’s senior corporate priority. With a reduction of over $500 million in senior debt achieved over the past year, and with the expectation of improved operating results and significant additional potential to generate cash from the sale of other non-core assets, the Company anticipates a significant opportunity to reduce debt further in fiscal 2003.

Higher ratings and market shares of Canadian television operations at Global Television, as well as at the Company’s international operations, should contribute to continued increased revenues and EBITDA profits as advertising markets recover. In Canada investments in new programming such as PGA Golf, acclaimed mini-series such as Band of Brothers and continued strong performance from the prime time schedules should help Global and CH to remain the first choice among conventional television alternative for Canadian advertisers. The success of the Company’s new digital specialty channels, in particular Fox SportsWorld and LoneStar, have diversified the Company’s offering to Canadian advertisers and will become increasingly important as the number of subscribers to digital television services continues to grow.

In March 2003, the Company will add to that diversified offering with the inclusion of a jazz themed digital channel, COOL TV and the launch of CanWest’s first Canadian radio station COOL 99.1 FM in the Company’s home city of Winnipeg. The inclusion of radio and music-themed television programming will add to the range of multi-platform offerings to Canadian advertisers.

In sum, the combination of reduced unit costs, solid ratings performance in television, improving advertising markets for both television and newspapers, the immediate prospects are for sustained positive momentum in revenues and EBITDA. Further progress in the reduction of corporate debt should reduce interest costs, improve the Company’s balance sheet and contribute to higher profits going forward.

Differences Between Canadian GAAP and U.S. GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. The significant differences relevant to the Company are discussed in detail in Note 20 of Notes to the Consolidated Financial Statements for the years ended August 31, 2002 and August 31, 2001.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors and Senior Management

     The following table sets forth certain information regarding the Company’s directors and senior management:

Name	Position with the Company

Israel Asper, O.C., O.M., Q.C., LL.D.(1)(2)	Chairman of the Board of Directors

Leonard J. Asper (1)	President, Chief Executive Officer and Director

Richard C. Camilleri	Chief Operating Officer (Operations)

Thomas C. Strike	Chief Operating Officer (Corporate)

John E. Maguire	Chief Financial Officer

Richard M. Leipsic	Vice-President and General Counsel

Gail S. Asper	Secretary and Director

David A. Asper (1)(4)	Executive Vice President and Director

Dr. Lloyd I. Barber, C.C., LL.D. (1)(2)(3)(4)	Director

Jalynn H. Bennett, C.M. (2)(3)	Director

The Hon. Frank J. McKenna, P.C.(2)(3)	Director

Lord Black of Cross Harbour, P.C. (Can) O.C.,K.C.S.G	Director

F. David Radler (1)	Director

(1)	Member of the Executive Committee of the Company’s Board of Directors.

(2)	Member of the Executive Compensation Committee of the Company’s Board of Directors.

(3)	Member of the Audit Committee of the Company’s Board of Directors.

(4)	Member of the Pensions Committee of the Company’s Board of Directors.

     Israel Asper is the founder of CanWest Global Communications Corp. and has been its Chairman since 1997 and the Company’s Chairman since 2000. Mr. Asper was CanWest Global Communications Corp.’s President and Chief Executive Officer until 1997 and has been a director of CanWest Global Communications Corp. since 1984. Mr. Asper is the father of Leonard Asper, the Company’s President and Chief Executive Officer and one of the Company’s Directors; Gail Asper, the Company’s Secretary and another of the Company’s Directors; and David Asper, another of the Company’s Directors.

     Leonard J. Asper has been CanWest Global Communications Corp.’s President and Chief Executive Officer since September 1999 and the Company’s President and Chief Executive Officer since 2000. Mr. Asper has also been a member of CanWest Global Communications Corp.’s Board of Directors

since 1997 and the Company’s Board of Directors since 2000. He joined CanWest Global Communications Corp. in 1991 as Associate Counsel for the Global Television Network. He served as CanWest Global Communications Corp.’s Executive Vice- President and Chief Operating Officer from October 1998 to August 1999. Prior to this, he was Director, Corporate Development.

     Richard C. Camilleri was appointed Chief Operating Officer (Operations) of CanWest Global Communications Corp. and the Company in July 2002. Prior to his appointment to the Company, Mr. Camilleri was Chairman, President and CEO of Arius3D Inc, and prior to 2001, was President, Sony Music Entertainment.

     Thomas C. Strike was appointed Chief Operating Officer (Corporate) of CanWest Global Communications Corp. and the Company in July 2002. Prior to his latest appointment, Mr. Strike was CanWest Global Communications Corp.’s Chief Operating Officer since September 1999 and the Company’s Chief Operating Officer since 2000. Prior to that, Mr. Strike was Executive Vice President, and prior to January 1996, he was Executive Vice President and Chief Financial Officer. He is a Chartered Accountant. Prior to joining CanWest Global Communications Corp.’s, Mr. Strike worked with Coopers and Lybrand from 1978 to 1986.

     John E. Maguire has been CanWest Global Communications Corp.’s Chief Financial Officer since January 1996 and prior to that was Vice President, Finance since September 1994. Mr. Maguire has been the Company’s Chief Financial Officer since 2000. Mr. Maguire is a Chartered Accountant. Prior to joining CanWest Global Communications Corp., Mr. Maguire worked with Coopers and Lybrand from 1980 to 1987.

     Richard M. Leipsic has been CanWest Global Communications Corp.’s Vice President and General Counsel since he joined CanWest Global Communications Corp. in 1999. Mr. Leipsic has been the Company’s Vice President and General Counsel since 2000. From 1975 until he joined CanWest Global Communications Corp., Mr. Leipsic practiced commercial law at Pitblado Buchwald Asper, a Winnipeg- based law firm, where he was a senior partner. During his time at Pitblado Buchwald Asper, Mr. Leipsic acted as CanWest Global Communications Corp.’s outside legal counsel.

     Gail S. Asper has been CanWest Global Communications Corp.’s Secretary and one of its Directors since 1990, and the Company’s Secretary and one of the Company’s Directors since 2000. From 1991 to 1998, she served as CanWest Global Communications Corp.’s General Counsel. Ms. Asper also acts as President of the CanWest Global Foundation, which leads CanWest Global Communications Corp.’s numerous charitable activities. Ms. Asper is currently a director of the Great- West Life Assurance Co., London Life Insurance Group and London Life Insurance Co.

     David A. Asper has been one of CanWest Global Communications Corp.’s Directors since 1997 and one of the Company’s Directors since 2000. Since 1998, he has been President of Daremax Enterprises, a Winnipeg- based private investment company. He is also Managing Director of Creswin Properties Ltd., a private property management and development company; Chairman of Centre Venture Development Corp., Winnipeg’s downtown development authority; and Chairman of the Winnipeg Blue Bombers Football Club. From 1997 to 1999, Mr. Asper was one of CanWest Global Communications Corp.’s Executive Vice Presidents. Prior to 1997, he was Vice President, Programming of CanWest Global Communications Corp.

     Dr. Lloyd I. Barber has been one of CanWest Global Communications Corp.’s Directors since 1992 and one of the Company’s Directors since 2000. He was President Emeritus of the University of Regina from 1976 to 1990. Dr. Barber also serves as a director of The Bank of Nova Scotia, Cominco Ltd, Greystone Capital Management, Northwest Company, Consolidated Properties, Working Ventures Canada, and Molson Inc.

     Jalynn H. Bennett has been one of CanWest Global Communications Corp.’s Directors since 1998 and one of the Company’s Directors since 2000. She has been President of Jalynn H. Bennett & Associates Ltd., a Toronto- based consulting firm since 1989. Ms. Bennett also serves as a director of several Canadian companies, including Canadian Imperial Bank of Commerce, Sears Canada Inc. and Ontario Power Generation Inc.

     The Hon. Frank J. McKenna has been one of CanWest Global Communications Corp.’s Directors since 1999 and one of the Company’s Directors since 2000. Mr. McKenna has been a member of the law firm of McInnes Cooper as Counsel since 1998. From 1987 to 1997, he was the Premier of the Province of New Brunswick. Mr. McKenna also serves as a director of several public companies, including Bank of Montreal, Noranda Inc. and Major Drilling Group International Inc.

     Lord Black of Cross Harbour has been one of CanWest Global Communications Corp.’s Directors since November 2000 and one of the Company’s Directors since 2000. Since 1985, he has been Chairman of the Board and Chief Executive Officer of Hollinger Inc. Mr. Black also serves as a director of Brascan Corporation, the Canadian Imperial Bank of Commerce and Sotheby’s Holdings, Inc.

     F. David Radler has been one of CanWest Global Communications Corp.’s Directors since November 2000 and one of the Company’s Directors since 2000. Since 1995, he has been President and Chief Operating Officer of Hollinger Inc. and, since 1998, he has also served as Deputy Chairman of Hollinger Inc. Mr. Radler also serves as a director of West Fraser Timber Co. Ltd.

     All of the Company’s directors and senior management, other than Mr. Black, Mr. Radler and Mr. Camilleri have served in their respective positions since the Company’s incorporation on September 28, 2000. Mr. Black and Mr. Radler joined the Company’s Board of Directors on November 28, 2000, and Mr. Camilleri was appointed to his executive role in July, 2002.

B.      Compensation

Compensation of Directors

The Company’s directors who are employees or who are otherwise retained by the Company or CanWest Global Communications Corp. are not entitled to receive any additional compensation for serving as directors. All other directors are entitled to receive an annual director’s fee of $25,000 for serving as directors and a maximum of $1,500 for each meeting attended. The chairman of each committee of Board of Directors is entitled to an additional $5,000 per year for acting in such capacity and directors are entitled to $1,000 per year for each committee on which they serve. All of the Company’s directors are reimbursed for travel and other reasonable expenses incurred in attending board meetings. Fees to which directors are entitled, if any, for serving as the Company’s directors are paid by CanWest Global Communications Corp.

Directors are also entitled to participate in CanWest Global Communications Corp.’s Executive Stock Option Plan. In January 2002, each non- executive director received a grant of options to purchase 7,500 subordinate voting shares of CanWest Global Communications Corp. These options, which vested immediately on grant, have a ten year term and may be exercised at a price of $11.99 per share.

Executive Compensation

The following table details the annual and long term compensation of individuals who were, on August 31, 2002 the Company’s Chief Executive Officer and certain other executive officers, which are referred to as named executive officers, for the 2002 fiscal year:

Annual Compensation				Long Term Compensation

				Securities
				Underlying
Name and Principal			Other Annual	Options	All Other
Position with the Company	Salary	Bonus	Compensation(1)	Granted	Compensation

Israel Asper	$575,000	$305,180	$—	—	—
Executive Chairman
Leonard J. Asper	$540,800	$—	$—	—	—
President and Chief Executive Officer
D. Babick (2)	$600,000	$142,500	$17,766	—	—
President and Chief Executive Officer of Southam Publications Inc.
Gerald R. Noble (3)	$602,993	$—	$—	—	—
President and Chief Executive Officer of Global Television Network Inc.
Thomas C. Strike	$500,000	$60,000	$13,278	—	—
Chief Operating Officer (Corporate)

(1)	The value of rights and benefits for each named executive officer is less than the lesser of $50,000 and 10% of the total annual base compensation and bonuses. Amounts shown reflect imputed interest benefit on loans pursuant to CanWest Global Communications Corp.’s Management Share Purchase Plan and other indebtedness.

(2)	Mr. Babick was appointed to his present position on November 16, 2000. Prior to this date, Mr. Babick was not employed by the Company or a subsidiary of the Company. Effective January 27, 2003, Mr. Babick relinquished his position as President and Chief Executive Officer of Southam Publishing and was appointed as Special Advisor to the Chief Operating Officer.

(3)	Mr. Noble was appointed to his present position May 1, 2000. Effective January 27, 2003, Mr. Noble relinquished his position as President and Chief Executive Officer of Global Television Network Inc. and was appointed as Special Advisor to the Chief Operating Officer.

Option Grants During the Most Recently Completed Financial Year

Although the Company has not issued any stock options, its parent CanWest Global Communications Corp. has adopted an Executive Stock Option Plan as part of its Amended and Restated Share Compensation Plan under which directors and eligible executives of the Company are entitled to receive options to acquire subordinate voting shares or non-voting shares of CanWest Global Communications Corp., depending upon the citizenship of the optionee. The Executive Stock Option Plan is administered by the Board of Directors of CanWest Global Communications Corp., which establishes the option price per share on the date on which options are granted. In all cases, the option price per share has been the market value of the subordinate voting shares or non- voting shares, as applicable, on the date the option was granted and in no case has the option term exceeded ten years. Options granted up to December 31, 1995 are exercisable in equal annual installments over a five year period at any time in each year unless CanWest Global Communications Corp.’s Board of Directors determines otherwise. Options granted from January 1, 1996 to January 1, 2000 vest in equal annual installments over five years in the twelfth month of each year of the option with the exception of options granted to CanWest Global Communications Corp.’s directors which vest immediately, and options granted to Mr. Viner which vest in equal annual amounts over the period to July 2002. Options granted after January 1, 2000 are exercisable over a six year period with one third of the options vesting every two years. The aggregate number of subordinate voting shares and non-voting shares which have been reserved for issue under this plan, together with any subordinate voting shares and non-voting shares reserved for issue under any options for service or other employee stock purchase or option plans established from time to time, may not exceed an aggregate of approximately 13.8 million shares and no individual may hold options to purchase an aggregate number of subordinate voting shares and non-voting shares in excess of 5% of the issued and outstanding subordinate voting shares and non-voting shares at the date of the grant of the option.

No options were granted during fiscal 2002 to the named executive officers of the Company under the Executive Stock Option Plan.

Executive Pension Benefits

Retirement Compensation Arrangement

Certain senior executives of the Company are covered under a Retirement Compensation Arrangement (RCA). Under the RCA, the benefit accrual is equal to 2.25% of the executive’s Final Average Earnings multiplied by the number of years the executive has been continuously employed by the Company. Final Average Earnings are defined as the average of the executive’s salary plus incentive bonus in each of the best 3 consecutive years out of the last 10 years of the executive’s employment with the Company. Normal retirement is at age 62 and the pension is payable for only the lifetime of the executive. Participants can retire as early as age 50 with 5 years’ service. Pensions payable on early retirement will be reduced by 0.5% for each month that retirement occurs prior to age 62. For purposes of the RCA benefits, the Final Average Earnings are capped at $500,000. Benefits accrued under the RCA are not reduced by any social security or Canada Pension Plan benefits. The table below shows the pension amounts which would be payable at normal retirement based on various levels of compensation and service.

	Years of Credited Service
Final Average
Earnings	15	20	25	30	35

$125,000	42,187.50	56,250.00	70,312.50	84,375.00	98,437.50
150,000	50,625.00	67,500.00	84,375.00	101,250.00	118,125.00
175,000	59,062.50	78,750.00	98,437.50	118,125.00	137,812.50
200,000	67,500.00	90,000.00	112,500.00	135,000.00	157,500.00
225,000	75,937.50	101,250.00	126,562.50	151,875.00	177,187.50
250,000	84,375.00	112,500.00	140,625.00	168,750.00	196,875.00
300,000	101,250.00	135,000.00	168,750.00	202,500.00	236,250.00
400,000	135,000.00	180,000.00	225,000.00	270,000.00	315,000.00
500,000	168,750.00	225,000.00	281,250.00	337,500.00	393,750.00

The above table is applicable to L.J. Asper, I.H. Asper, G.R. Noble and T.C. Strike. Credited service at January 1, 2003 will be as follows:

Mr. L.J. Asper, 8.9 years;
Mr. I.H. Asper, 30 years;
Mr. G.R. Noble, 17.7 years; and
Mr. T.C. Strike, 16.4 years

Supplemental Executive Retirement Arrangement

Certain executives of the Company are covered under a Supplemental Executive Retirement Arrangement (SERA). Under this arrangement the pension accrual is equal to 2% of the Executive’s Final Average Earnings multiplied by the executive’s years of credited service. Final Average Earnings are defined as the last 60 consecutive months’ earnings including salary, incentive bonuses and any other compensation received by the executive from the Company. Normal retirement is at age 65 and the pension is payable for only the lifetime of the executive except that five years’ payments are guaranteed. Participants can retire as early as age 55 with 5 years’ service or, its equivalent in combined age and service. Pensions payable on early retirement will be reduced by 0.33% for each month that retirement occurs prior to age 65 or, in certain cases, age 62 with 10 years service. For purposes of the SERA, credited service is capped at 30 or 35 years, depending on the circumstances. Benefits accrued under the SERA are reduced by the pension payable under the Canada Pension Plan.

	Years of Credited Service
Final Average
Earnings	15	20	25	30	35

$200,000	60,000	80,000	100,000	120,000	$140,000
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
350,000	105,000	140,000	175,000	210,000	245,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000

The above table is applicable to Mr. D. Babick. Mr. Babick’s retirement benefit will be based on 60% of final average remuneration after age 60 (or 50% at age 55). Mr. Babick’s credited service at January 1, 2003 will be 25.9 years.

C.     Board Practices

In accordance with the Company’s charter and by-laws, the Board of Directors may consist of up to 10 directors. The Company’s Board of Directors presently consists of nine directors. Each director serves a one year term and holds office until the next annual general shareholders’ meeting or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of his or her death, removal or other cause. The Company has no arrangements with any of its directors providing for the payment of benefits upon termination of service as director.

Board Committees

The Company has four committees of its Board of Directors: the Audit Committee, the Executive Compensation Committee, the Executive Committee, and the Pensions Committee.

•	The Company’s Audit Committee is composed entirely of independent directors. The committee is responsible for, among other things, reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The committee is also responsible for reviewing quarterly financial statements and the annual financial statements prior to their approval by the Board of Directors. The members of the committee are Dr. Barber, Ms. Bennett (Chair) and The Hon Frank McKenna.

•	The Company’s Executive Compensation Committee is composed of four directors. The committee makes recommendations to the Board of Directors on executive compensation, including the compensation of the Company’s President and Chief Executive Officer, and reviews other aspects of executive compensation. The members of the committee are Israel Asper (Chair), Dr. Barber, The Hon. Frank McKenna and Ms. Bennett.

•	The Company’s Executive Committee is composed of the Company’s Executive Chairman, the Company’s President and Chief Executive Officer and three other directors. The committee meets between meetings of the Board of Directors to review the Company’s performance and business development opportunities and make recommendations to the Board of Directors. The committee also deals with less significant matters and corporate matters of a routine nature. Matters of a significant nature must be addressed by the Board of Directors. The members of the committee are Israel Asper (Chair), David A. Asper, Leonard J. Asper, Dr. Barber and Mr. F. David Radler.

•	The Company’s Pensions Committee is composed of three directors. The committee is responsible for overseeing matters relating to the investment policies and performance of the Company’s pension funds. The members of the committee are Dr. Barber (Chair) and David Asper.

D.    Employees

The Company’s Canadian television operations employ approximately 1,934 people on a full-time and full-time equivalent basis. Approximately 57% of the Company’s Canadian broadcasting employees are employed under a total of 15 collective agreements, 12 of which are with the Communications, Energy and Paperworkers Union of Canada. Four of these agreements were renegotiated in 2002, and four are in negotiation or conciliation. In 2003, three agreements will expire.

CanWest Publications has approximately 6,006 full-time and full-time equivalent employees. Approximately 50% of these employees are employed under a total of 49 collective agreements. Seven of these collective agreements expire in 2003 and are in negotiation, and 19 expire in 2004. In general, the Company’s collective agreements cover operations at particular publications or business locations, rather than multiple locations.

Canadian newspaper operations experienced two work stoppages in 2002. Collective bargaining in Vancouver between the Pacific Newspaper Group and the CEP, Local 2000, representing 1050 employees commenced during the month of October 2001 for the renewal of the 1998 — 2001 collective agreement. After continuous bargaining, the CEP, Local 2000 engaged in strike activity on July 1, 2002 affecting the publication of The Vancouver Sun and the Province newspapers. The parties reached a settlement on July 18, 2002 and both newspapers resuming publication for the July 22, 2002 editions. The term of the new collective agreement runs to November 30, 2004. Operations at the Pacific Newspaper Group have since been without disruption and no significant labour issues have developed as a result of the dispute.

The second work stoppage occurred in Victoria at the Times-Colonist. Collective bargaining commenced in April 2002 to renew agreements expiring December 31, 2001. Four unions representing 300 employees went on strike from September 2, 2002 to November 4, 2002. The term of the new collective agreement runs to December 31, 2004. Operations have returned to normal with no further disruption expected.

In Australia, Network TEN and Eye Corp. employ a total of approximately 1,021 full-time employees and management estimates 30% are represented by labor unions.

In New Zealand, TV3 and TV4 have 309 employees, and CanWest NZ Radio has 560 employees. In the Republic of Ireland, TV3 has 155 employees. None of the Company’s employees in New Zealand or the Republic of Ireland are represented by trade unions.

CanWest employs approximately 49 people at its corporate and international offices. The Company’s Business Services Centre, including finance and information technology services, employs 122 people, and Reach Canada employs 23 people and subcontracts the balance of its human resource requirements.

Collective bargaining agreements to which the Company is subject vary as to the number of employees covered and content. The Company believes it has satisfactory relationships with unionized and non-unionized employees.

E.     Share Ownership

     The Company is an indirect wholly- owned subsidiary of CanWest Global Communications Corp, the voting power of which is controlled by its founder and Executive Chairman, Israel Asper.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

Not applicable.

B.     Related Party Transactions

The Company has entered into various transactions with management and other related parties including the following, which it believes are on substantially comparable terms as those which it could have obtained with unrelated parties on an arms’ length basis:

•	For the year ended August 31, 2002, the Company paid $1.6 million in aircraft lease payments to CanWest Global Communications Corp. and expects to make similar payments in the future.

•	As of August 31, 2002, the Company has outstanding advances due from CanWest Global Communications Corp. of $25.7 million. In the future, similar advances must be made in accordance with the terms of the indenture governing the notes.

•	The Company has had a non-interest bearing loan outstanding during the previous year in the principal amount of $59.5 million to CanWest Entertainment Inc., the proceeds of which were used to acquire Fireworks Entertainment Inc.

•	As of August 31, 2002, the Company had loans outstanding to Fireworks Entertainment Inc. in the principal amount of $381.3 million. The proceeds of such loan were used for production of content and related operating expenses, as well as a $110.0 million loan used to acquire a film and program library. The loan to Fireworks bears interest at the Canadian prime rate.

•	For the year ended August 31, 2002 the Company acquired broadcast rights for various television programs from Fireworks in the amount of $4.5 million.

In addition, CanWest Global Communications Corp. has approved stock based compensation programs, the purpose of which are to provide the Company’s employees and certain of the Company’s directors and the directors of the Company’s subsidiaries with the opportunity to participate in the growth and development of CanWest Global Communications Corp. through the granting of options on CanWest Global Communications Corp. shares and share purchase loans.

On November 16, 2000, CanWest Global Communications Corp. acquired substantially all of Hollinger’s Canadian newspapers and Internet assets, including a 50% interest in the National Post through its wholly-owned subsidiary, 3815668 Canada Inc., the Company’s immediate parent, which then transferred those assets to the Company. The purchase price for CanWest Publications was approximately $3.1 billion, based upon an agreed value for CanWest Global Communications Corp.’s equity, subject to adjustment for future operating results and working capital.

The consideration for the acquisition of CanWest Publications consisted of:

•	$1,985.5 million in cash;

•	approximately $766.8 million of holding company notes issued by the Company’s immediate parent to Hollinger; and

•	24.3 million non-voting shares and 2.7 million series 1 preference shares issued by CanWest Global Communications Corp. to Hollinger, which were accepted in payment of $617.6 million of the purchase price.

The value ascribed to the non-voting shares and series 1 preference shares was approximately $375.5 million under Canadian GAAP. The Company’s immediate parent issued shares to CanWest Global Communications Corp. for the consideration paid in shares by CanWest Global Communications Corp. The Company acquired CanWest Publications from its immediate parent in return for cash, share consideration and notes payable to its immediate parent. The notes payable to the Company’s immediate parent and their related service costs are payable, at the Company’s option, in cash or shares. In connection with the acquisition of CanWest Publications, CanWest Global Communications Corp. entered into a management services agreement with Ravelston and The National Post Company. Ravelston provides advisory, consultative, procurement and administrative services to the Company’s Canadian publishing operations and to The National Post Company for an annual fee of $6.0 million.

Subsequently, the Company acquired the 50% of the National Post it did not already own. The purchase price for such acquisition consisted of nominal cash consideration and other consideration in the form of agreements and undertakings exchanged by the parties, including the elimination of certain of the purchase price adjustments. In addition, on September 30, 2001, Hollinger was required to make payment to The National Post Company in respect of a pre- payment of future losses or cash requirements of The National Post Company.

In September 2001, the Company assumed the day-to-day management of the National Post. In addition, in September 2001, the executives holding the positions of chairman, chief executive officer, publisher and assistant publisher of the National Post resigned and the Company filled the resulting vacancies.

Indebtedness of Directors and Senior Officers Under Securities Purchase Programs

All of the Company’s employees and non-executive directors are eligible to participate in the CanWest Global Communications Corp. Employee Share Purchase Plan and certain of the Company’s management employees are eligible to participate in the CanWest Global Communications Corp. Management Share Purchase Plan, each of which are part of CanWest Global Communication Corp.’s Amended and Restated Combined Share Compensation Plan. Participants may acquire, annually, subordinate voting shares or non-voting shares of CanWest Global Communications Corp., depending upon the participant’s citizenship, with a purchase price equal to the market price per share of the relevant shares up to a maximum of the amount of their annual directors’ fees in the case of directors; 5% of their annual base compensation in the case of other participants in the CanWest Employee Share Purchase Plan; and 10% of their annual base compensation in the case of participants in the CanWest Management Share Purchase Plan. All participants are eligible to receive interest- free share purchase loans from CanWest Global Communications Corp. Such loans are repayable in full by December 31 of the year in which the loans were made.

The aggregate amount outstanding to CanWest Global Communications Corp. and its subsidiaries for indebtedness of present and former directors, officers and employees, in connection with the purchase of CanWest Global Communication Corp.’s securities, excluding routine indebtedness, as of February 14, 2003 was approximately $400,628.

Effective July 30, 2002, Section 402 of the Sarbanes-Oxley Act of 2002 precludes executive officers and directors of companies which are registered for trading in the United States from receiving share purchase loans from the Company.

Other Indebtedness to CanWest Global Communications Corp.

The aggregate amount outstanding to CanWest Global Communications Corp. and its subsidiaries for indebtedness of present and former directors, officers and employees, borrowed not in connection with the purchase of securities of the Company as of February 14, 2003, was approximately $1,257,265. This amount includes loans to Mr. Strike, Mr. Leipsic and Mr. Babick in connection with the purchase of their residences with principal amounts outstanding of $403,514, $111,893, and $550,000, respectively. The highest principal amount outstanding under these loans since September 1, 2001 was $418,514, $118,750, and $550,000, respectively. These loans are interest- free and secured by mortgages on the respective residences of the individuals concerned. Repayments of amounts outstanding under each of these loans are required in annual amounts equal to 50% of the individual’s net bonus after taxes in the case of Mr. Strike and Mr. Leipsic.

C.     Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information

See the Consolidated Financial Statements for CanWest Media Inc. and The Ten Group Pty. Limited set forth in Part III, Item 17 hereof and filed as part of this annual report.

Legal Proceedings

On March 5, 2001, certain plaintiffs who owned a 29.3% interest in CBL filed a statement of claim against CanWest Global Communications Corp., the Company, certain subsidiaries, and Israel Asper. The plaintiffs claim, among other things, that the defendants have acted in a manner that is oppressive and unfairly prejudicial to the plaintiffs; have improperly favored the interests of the defendants over the interests of CBL and the plaintiffs (including the diversion of corporate opportunities); owe fiduciary duties to the plaintiffs; and have wrongly terminated certain contracts with the plaintiffs and replaced them with non- arms’ length contracts. They are seeking, among other things, damages of $345.0 million (including aggravated and punitive damages).

While the results of litigation are inherently uncertain, the Company believes the allegations are substantially without merit and intends to vigorously defend it.

At the time of the commencement of the action, the Company owned 70.67% of CBL and the plaintiffs owned the minority interest. CBL owned Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and CFSK). On May 1, 2001, CBL amalgamated with one of the Company’s indirect wholly- owned subsidiaries. Under the terms of the amalgamation agreement, the Company received all of the shares of the amalgamated corporation and the minority shareholders of CBL received series 2 preference shares of CanWest Global Communications Corp. CanWest Global Communications Corp. redeemed the series 2 preference shares for cash of $57.7 million on December 18, 2002.

B.     Significant Changes

Except as otherwise disclosed in this annual report, no significant changes have occurred since the date of the Company’s Financial Statements.

ITEM 9.  THE OFFER AND LISTING

A.     Offer and Listing Details

Not applicable.

B.     Plan of Distribution

Not applicable.

C.     Markets

The Company is an indirect, wholly- owned subsidiary of CanWest Global Communications Corp. CanWest Global Communications Corp. is a public company whose shares are listed on The Toronto Stock Exchange and The New York Stock Exchange.

D.     Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.     Share Capital

Not Applicable.

B.     Memorandum and Articles of Association

Set forth below is a summary of certain provisions of the Company’s Articles of Incorporation and By-Laws. This summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Incorporation and By-Laws.

The Company’s board of directors shall consist of a majority of resident Canadians. (Section 4.2 of the By-laws) If a director is materially interested in a contract or proposed contract with the Company, or is a director or officer of or has a material interest in any person who is a party to a contract or proposed contract with the Company, such director must disclose in writing to the Company the nature and extent of such director’s interest and refrain from voting with respect thereto. (Section 4.19 of the By-laws) Directors need not hold shares of the Company in order to qualify as directors on the Board of Directors. (Section 4.2 of the By-laws)

Holders of the Company’s common shares are entitled to receive notice of and attend all meetings of the shareholders of the Company and to vote thereat, except meetings at which only holders of a specified class or series of shares are entitled to vote. Each holder of common shares is entitled to one vote for each share held. (Common Shares – Section 1 of Schedule I to the Articles of Incorporation). Holders of common shares are entitled to receive any dividend declared by the Company, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company. (Common Shares – Section 2 of Schedule I to the Articles of Incorporation).

Holders of the Company’s Preference shares shall, with respect to the payment of dividends and any distribution or assets or return of capital, rank on a parity with the preference shares of every other series and be entitled to preference over the common shares and any other shares ranking junior to the preference shares. (Preference Shares – Section 3 of Schedule I to the Articles of Incorporation).

Annual meetings of shareholders are to be held on such day as determined by the board, or the chairman of the board or president and approved by the board. (Section 8.1 of the By-laws.) The Board may call a special meeting at any time. (Section 8.2 of the By-laws.) Shareholders shall receive notice of any meeting not less than 21 days nor more than 50 days before the meeting. (Section 8.5 of the By-laws.) Shareholders of record as of the record date, if set, or as of one day prior to the day notice of the meeting is given, shall be entitled to attend and vote at a shareholders meeting. (Section 8.9 of the By-laws.)

The Articles of Incorporation prohibit any offering of the Company’s shares to the public. (Schedule II to the Articles of Incorporation). The shares of the Company may not be transferred without the approval of the board of directors. (Section 5 of the Articles of Incorporation).

C.     Material Contracts

Except as otherwise disclosed in this annual report and the Company’s financial statements and notes included elsewhere in this annual report, the Company has no other material contracts.

D.     Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian company to non-resident investors.

E.     Taxation

Not applicable.

F.     Dividends and Paying Agents

Not applicable.

G.     Statement by Experts

Not applicable.

H.     Documents on Display

The Company has filed a registration statement on Form F-4 with the SEC with respect to the exchange of all of its US$425.0 million in outstanding 10 5/8% series A senior subordinated notes due 2011 on September 4, 2001. The Company has also filed an annual report on Form 20-F for the year ended August 31, 2001. Filed as exhibits to the registration statement, as exhibits to the 2001 annual report and as exhibits to this annual report, are complete copies of the material contracts described herein. The registration statement and exhibits thereto, 2001 annual report and exhibits thereto, and this annual report and exhibits thereto may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, and the SEC’s regional offices located in New York, New York and Chicago, Illinois. Copies of all or any part of the registration statement may also be obtained from the Company’s offices after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

I.     Subsidiary Information

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s primary market risk exposures are interest rate and currency exchange rate risk. The Company is exposed to interest rate risk and currency exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to long term debt, the Company uses interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross currency swaps are used to hedge both the interest rate and the variable rates. Cross currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. The Company does not enter into any derivatives for trading purposes.

The Company has fully hedged the currency exposure on all of its U.S. dollar denominated debt, and has fixed the interest rate of 97% of its floating rate debt by entering into a combination of cross currency swaps and interest rate swaps.

As of August 31, 2002, the Company has entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 8.91%) and receive floating rates of interest (at an average rate of 5.56%) on a notional amount of $720.1 million. The Company has entered into cross currency swap contracts to pay a fixed rate of interest (at an average rate of 10.27%) on a notional amount of $1,076.4 million and receive floating rates of interest (at an average rate of 7.77%) on a notional amount of US$425.0 million.

Based on the current swap contracts outstanding and the current level of variable rate debt, the Company estimates that a 1% increase in floating interest rates will increase annual interest expense by $7.0 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

The fair value of the swap contracts represents an estimate of the amount that the Company would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of August 31, 2002, the fair value of the outstanding swap contracts was $56.0 million.

As of August 31, 2002, assuming all other variables are held constant, a 10 basis point shift in the Canadian fixed yield would result in a $2.9 million change in the mark to market value of all swaps. A 10 basis point change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $1.5 million change in the mark to market value of the cross currency swaps.

In addition to foreign exchange rate risk on foreign currency denominated debt, the Company is also exposed to some currency risk as a result of having investments and carrying on business in currencies other than the Canadian dollar. All of the Company’s foreign operations are self sustaining, and therefore foreign exchange gains and losses are deferred as a separate component of shareholders’ equity. The Company translates the earnings of equity accounted subsidiaries and affiliates at the average rate of translation of the relevant period. The Company recognizes deferred translation gains and losses as appropriate upon dispositions and/or distributions from such operations. The Company’s primary currency exposure is to variations in the Australian dollar relative to the Canadian dollar as a result of its investment in Network TEN. Currently, the Company does not use derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

Within 90 days prior to the filing date of this Annual Report on Form 20-F, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s current disclosure controls and procedures are effective. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation by the Chief Executive Officer and Chief Financial Officer. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

ITEM 16.  [RESERVED]

CANWEST MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

November 1, 2002, except as to note 18, which is as of December 18, 2002	PricewaterhouseCoopers LLP Chartered Accountants One Lombard Place Suite 2300 Winnipeg Manitoba Canada R3B 0X6
Auditors’ Report To the Directors of Can West Media Inc.	Telephone +1 (204) 926 2400 Facsimile +1 (204) 944 1020

We have audited the consolidated balance sheets of Can West Media Inc. as at August 31, 2002 and August 31,2001 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended August 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and August 31, 2001 and the results of its operations and its cash flows for each of the years in the three year period ended August 31, 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

November 1, 2002, except as to note 18,
which is as of December 18, 2002

Comments by Auditors on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 1 to the consolidated financial statements. Our report to the directors dated November 1, 2002, except as to note 18, which is as of December 18, 2002, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other members of the worldwide PricewaterhouseCoopers organization.

CANWEST MEDIA INC.

CONSOLIDATED BALANCE SHEETS

AS AT AUGUST 31

	2002	2001
	$000	$000
ASSETS
Current assets
Cash	49,778	11,432
Accounts receivable	382,337	344,865
Income taxes recoverable	40,370	5,116
Inventory	19,836	30,817
Broadcast rights	98,096	96,385
Future income taxes	30,013	33,243
Other	13,231	16,922

	633,661	538,780
Investment in Network TEN	4,494	107,210
Other investments	159,181	412,112
Broadcast rights	23,172	8,335
Due from parent and affiliated companies	466,457	408,310
Property, plant and equipment	660,700	689,175
Other assets	95,294	110,711
Intangibles	1,096,458	1,080,412
Goodwill	2,600,244	2,797,167

	5,739,661	6,152,212

LIABILITIES
Current liabilities
Bank loans and advances	—	28,999
Accounts payable	158,252	124,395
Accrued liabilities	213,070	258,990
Broadcast rights accounts payable	35,294	22,953
Deferred revenue	30,522	31,396
Current portion of long term debt	150,865	116,500

	588,003	583,233
Long term debt	2,379,459	2,907,527
Other accrued liabilities	86,217	88,809
Future income taxes	421,005	427,316

	3,474,684	4,006,885

SHAREHOLDER’S EQUITY
Equity instruments	1,386,178	1,280,094
Contributed surplus	132,953	132,953
Retained earnings	794,504	806,574
Cumulative foreign currency translation adjustments	(48,658)	(74,294)

	2,264,977	2,145,327

	5,739,661	6,152,212

The notes constitute an integral part of the consolidated financial statements.

Signed on behalf of the Board

Director	Director

CANWEST MEDIA INC.
CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE YEARS ENDED AUGUST 31

	2002	2001	2000
	$000	$000	$000
Revenue	2,120,344	1,767,306	620,269
Operating expenses	1,108,942	965,515	391,967
Selling, general and administrative expenses	540,352	367,721	86,986

	471,050	434,070	141,316
Amortization of intangibles and goodwill	17,500	89,319	20,077
Amortization of property, plant and equipment	73,430	59,528	18,276
Other amortization	6,670	5,240	4,275

	373,450	279,983	98,688
Financing expenses	(255,006)	(268,843)	(59,813)
Investment gains net of write-down of investments	33,843	28,630	101,213
Dividend income	3,241	2,952	2,688

	155,528	42,722	142,776
Provision for (recovery of) income taxes	47,610	(27,280)	41,757

Earnings before the following	107,918	70,002	101,019
Minority interests	4,330	(3,196)	2,174
Interest in earnings (loss) of Network TEN	(11,815)	52,567	72,194
Interest in earnings (loss) of other equity accounted affiliates	(1,523)	(14,491)	2,286
Realized currency translation adjustments	(1,000)	(7,200)	(1,300)

Net earnings for the year	97,910	97,682	176,373

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED AUGUST 31

	2002	2001	2000
	$000	$000	$000
Retained earnings – beginning of year, as previously reported	806,574	755,549	594,008
Adjustment for adoption of new accounting pronouncements	(45,269)	(329)	(15,161)

Retained earnings, beginning of year, as adjusted	761,305	755,220	578,847
Net earnings for the year	97,910	97,682	176,373
Interest on junior subordinated debentures net of tax of $41,373 (2001 - $29,812)	(64,711)	(46,328)	—

Retained earnings – end of year	794,504	806,574	755,220

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED AUGUST 31

	2002	2001	2000
	$000	$000	$000
CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings for the year	97,910	97,682	176,373
Items not affecting cash
Amortization	107,542	165,128	45,908
Future income taxes	11,210	(97,006)	(25,080)
Interest in loss (earnings) of Network TEN	11,815	(52,567)	(72,194)
Interest in loss (earnings) of equity accounted affiliates	1,523	14,491	(2,286)
Minority interests	(4,330)	3,196	(2,174)
Realized currency translation adjustments	1,000	7,200	1,300
Write-off of deferred financing fees	—	17,900	—
Write-down of program inventory	—	—	12,566
Investment gains net of write-down of investments	(33,843)	(28,630)	(101,787)
Distributions from Network TEN	60,984	71,096	75,259

	253,811	198,490	107,885
Changes in non-cash operating accounts	(67,088)	(7,747)	20,382

	186,723	190,743	128,267

Investing activities
Acquisitions	—	(2,007,291)	(517,819)
Other investments	(5,187)	(1,733)	(119,454)
Proceeds from sale of investments	87,000	64,045	224,782
Proceeds from divestitures	390,059	32,454	—
Purchase of property, plant and equipment	(52,272)	(41,736)	(8,228)
Advances to parent and affiliated companies	(45,275)	(150,064)	(260,472)

	374,325	(2,104,325)	(681,191)

Financing activities
Issuance of long term debt	—	3,862,600	618,329
Repayment of long term debt	(493,703)	(2,030,988)	—
Net change in bank loans and advances	(28,999)	23,739	(28,488)

	(522,702)	1,855,351	589,841

Net change in cash	38,346	(58,231)	36,917
Cash – beginning of year	11,432	69,663	32,746

Cash – end of year	49,778	11,432	69,663

     The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2002 AND 2001

(expressed in Canadian dollars)

1. SIGNIFICANT ACCOUNTING POLICIES

On September 28, 2000, CanWest Media Inc. (the “Company”) was created as a wholly-owned subsidiary of CanWest Global Communications Corp. (“CanWest”) solely to acquire 100% of the common shares of Global Television Network Inc. (“GTNI”), a wholly-owned subsidiary of CanWest. This transaction has been accounted for on a “continuity of interests” basis. The results of operations for periods prior to creation of the Company are presented as those of the Company in a manner similar to a pooling of interests. Accordingly, these consolidated financial statements present the operations of the Company on a continuity of interests basis which is identical to the financial position and results of operations of GTNI for those periods presented.

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels and internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company’s operating segments include television and radio broadcasting, out of home advertising and publishing and online operations. In Canada, the Television Broadcasting segment includes the operation of the Global Television Network, Global Prime and various other conventional and specialty channels. The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers, community newspapers and the National Post, as well as operation of the canada.com web portal, and other web based operations. The New Zealand Television Broadcasting segment includes the operations of the TV3 and TV4 Television Networks. The New Zealand Radio Broadcasting segment includes the More FM Radio and RadioWorks Networks. The Irish Television Broadcasting segment includes the Company’s 45% interest in the Republic of Ireland’s TV3 Television Network. The Corporate and Other segment includes the Company’s 57.5% economic interest in the TEN Group Pty Limited, which owns and operates Australia’s TEN Television Network (“Network TEN”) and various portfolio investments in media operations, including a 29.9% equity interest in Northern Ireland’s Ulster Television plc (“UTV”).

The Company’s broadcast customer base is comprised primarily of large advertising companies who place advertisements with the Company on behalf of their customers. Publishing revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal. Revenues are highest in the first and third quarters while expenses are relatively constant throughout the year.

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 20.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, and the Company’s pro rata 45% share of the assets, liabilities, and results of operations of TV3 Ireland from March 28, 2001, the date when it ceased to be a subsidiary and became a jointly controlled enterprise.

Investments

The Company accounts for its investment in Network TEN, mentv, Mystery, ROBTv (to the date of its sale on August 31, 2001) and CF Television Inc. (to the date of its sale on September 12, 2001) using the equity method. The Company’s accounting for its investment in The National Post Company is described in note 2.

Other investments are recorded at the lower of cost and net realizable value. A provision for loss in value of other investments is made when a decline in current market values is considered other than temporary.

Broadcast rights

The Company has entered into various agreements for the rights to broadcast certain television programs. The Company records a liability for broadcast rights and the corresponding asset when films and programs are available for telecast. Broadcast rights are charged to operations as programs are telecast over the anticipated period of use. Broadcast rights are carried at the lower of unamortized cost and net recoverable value based on discounted future cash flows.

Foreign currency translation

The Company’s operations in Australia, New Zealand and Ireland represent self-sustaining foreign operations, and the respective accounts have been translated into Canadian dollars in accordance with the current rate method. Assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, and revenue and expenses are translated on the basis of average exchange rates during the periods. Any gains or losses arising from the translation of these accounts are deferred and included as a component of shareholder’s equity as cumulative foreign currency translation adjustments. An applicable portion of these deferred gains and losses is included in the determination of net earnings when there is a reduction of the net investment.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization is provided over the assets’ estimated useful lives on a straight line basis at the following annual rates:

Buildings	2 1/2% - 5%
Machinery and equipment	4% - 33 1/3%
Leasehold and land improvements	2 1/2% - 20%

Intangible assets

Broadcast licences, newspaper mastheads, circulation and other intangible assets are recorded at their cost which represents fair market value at the date of acquisition.

Circulation and other finite life intangibles are amortized over periods from 5 to 40 years. Intangibles with indefinite lives are not subject to amortization and are tested for impairment annually. Impairment of indefinite life intangibles is tested by comparing the fair value of the intangible assets to its carrying value.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Effective September 1, 2001, goodwill is not subject to amortization, whereas previously goodwill was amortized over a 40 year period. Goodwill is tested for impairment annually by comparing the fair value of goodwill assigned to a particular reporting unit to its carrying value.

Pre-operating costs

Pre-operating costs incurred in new business undertakings are deferred prior to the commencement of commercial operations, which is generally the time at which subscriber revenues commence. Pre-operating costs are amortized over a period of five years.

Revenue recognition

Revenue derived from broadcasting activities consists primarily of the sale of airtime which is recognized at the time commercials are broadcast. Circulation and advertising revenue from publishing activities is recognized in income when the newspaper is delivered. Subscription revenue is recognized on a straight-line basis over the term of the subscription.

Amounts received or receivable and not yet recognized as revenue are included in deferred revenue.

Income taxes

The asset and liability method is used to account for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

Income taxes on unremitted earnings of Network TEN are provided at rates applicable to distributions. Income taxes on unremitted earnings of foreign operations other than Network TEN are not provided as such earnings are expected to be indefinitely reinvested.

Inventory

Inventory, consisting primarily of printing material, is valued at the lower of cost and net realizable values.

Pension plans and post retirement benefits

The Company maintains a number of defined benefit and defined contribution pension plans. For the defined benefit plans, the pension expense is determined using the projected benefit method pro rated based on service. For the defined contribution plans, the pension expense is the Company’s contribution to the plan. The Company also maintains post retirement benefit plans, for certain of its employees, the cost of which is expensed as benefits are earned by the employees.

Cash and cash equivalents

For the purpose of the statements of cash flows, cash includes cash and short term investments with maturities at the date of purchase of up to three months.

Financial instruments

The Company uses various financial instruments to reduce its exposure to fluctuations in interest rates and U.S. currency exchange rates. The Company does not hold or issue any derivative financial instruments for speculative trading purposes. The interest differential to be paid or received under interest rate swap agreements is recognized as an adjustment to interest expense. The Company translates its U.S. denominated debt that is hedged by cross currency swaps at the rate implicit in the swap agreement.

Stock based compensation

The Company has share based compensation plans under which options of its parent company, CanWest, are issued to certain employees. These options are granted by CanWest with exercise prices equal to the market value of the underlying stock on the date of grant. No compensation expense is recognized from stock options granted by CanWest to the employees of the Company.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Future events could alter such estimates in the near term.

The Company operates in highly competitive markets. The Company has estimated the useful lives of intangible assets and the value of goodwill based on historical customer patterns, industry trends and existing competitive factors. Significant long term changes in these factors could result in a material impairment of the value and life of intangible assets and goodwill.

Changes in accounting policies

a) Income taxes

On September 1, 2000 the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3465, Income Taxes, which replaced the deferral method with the asset and liability method of tax allocation. The Company has applied the change retroactively, restating prior years. The cumulative effect of the change was to reduce opening retained earnings at September 1, 2000 by $0.3 million, decrease the Investment in Network TEN by $7.9 million, increase goodwill by $417.5 million, decrease other assets by $1.7 million, and increase future income tax liabilities by $408.2 million. Net earnings for the year ended August 31, 2000 were increased by $14.9 million.

(b)  Business combinations, intangibles and goodwill

In July 2001, the Accounting Standards Board of the CICA issued Handbook Section 1581, Business Combinations, and Handbook Section 3062, Goodwill and Other Intangibles.

Under the new Section 1581, all business combinations initiated after June 30, 2001, must be accounted for as a purchase. In addition, the standards require classification of carrying amounts of goodwill and other intangibles related to purchase business combinations in accordance with the new definitions of intangibles. The standard requires intangibles assets to be recognized separately from goodwill if an asset arises from contractual or other legal rights, or is separable. These provisions are applicable to business combinations consummated after June 30, 2001 and for any recognized intangibles acquired in a business combination prior to July 1, 2001 when Section 3062 is first applied. This section was adopted by the Company on September 1, 2001 and applied prospectively.

On September 1, 2001, the Company adopted the new Handbook Section 3062, Goodwill and Other Intangibles. As a result of adopting the new standard, goodwill and certain intangibles with indefinite lives, including newspaper mastheads and broadcast licences are no longer amortized. Circulation and other intangibles are amortized for periods from 5 to 40 years. As a result of applying the new standards, no impairments in intangibles with indefinite lives or goodwill have been identified at the Company or any of its subsidiaries. However, an initial goodwill impairment was identified by Network TEN in its reporting unit, Eye Corp, resulting in a charge to the Company’s retained earnings of $45.3 million (net of income tax recoveries of $2.5 million). In addition, as a result of events occurring after the beginning of 2001, a goodwill impairment of $30.2 million (net of income taxes recoveries of $2.0 million) has been reflected in the Company’s interest in loss of Network TEN in the Company’s statement of earnings for the period ended August 31, 2002 (see note 3).

This change in accounting policy has been applied prospectively commencing September 1, 2001. The table below provides a reconciliation of previously reported 2001 and 2000 earnings to net earnings adjusted to exclude amortization of goodwill and intangible assets with indefinite lives.

	2002	2001	2000
	$000	$000	$000
Reported net earnings	97,910	97,682	176,373
Amortization of goodwill and indefinite life intangibles, net of tax $11,975 for the year ended August 31, 2001 (2000 - $9,106)	—	62,868	11,810
Amortization of goodwill and indefinite life intangibles in equity accounted affiliates, net of tax of nil	—	6,211	4,225

Net earnings adjusted to exclude amortization expense recognized in 2001 and 2000	97,910	166,761	192,408

Proposed Accounting Policies

Foreign currency translation and hedging relationships

In November 2001, the Accounting Standards Board of the CICA approved amendments to CICA Handbook Section 1650, Foreign Currency Translation and a new accounting Guideline, Hedging Relationships. The amendments to Section 1650, applicable for the Company in fiscal 2003 with retroactive application, eliminate the deferral and amortization method for unrealized translation gains and losses on non current monetary assets and liabilities and require the disclosure of exchange gains and losses included in net income. The Guideline, applicable for the Company in fiscal 2004, deals with the identification, documentation and designation and effectiveness of hedges. The impact of implementing these changes is not expected to be significant.

2.     ACQUISITIONS AND DIVESTITURES

Acquisitions

(a)	Effective March 31, 2002, the Company acquired the remaining 50% interest in The National Post Company not already owned. The purchase price consisted of cash and other consideration in the form of agreements and undertakings, exchanged by the parties, which had a nominal value. In addition, the vendor agreed to provide $22.5 million to fund losses and cash requirements of The National Post Company to March 31, 2002. In September 2001, the Company assumed control of the National Post, therefore, the Company changed its method of accounting for the National Post to a consolidation basis from an equity basis.

(b)	In May 2001, through an amalgamation of CanWest Broadcasting Ltd. (“CBL”), the 29.34% minority interest in CBL was exchanged for 21,783 series 2 preference shares of CanWest, rendering CBL a wholly owned subsidiary of CanWest and the Company. The redemption and conversion value of the shares is based on valuations which have not been finally determined and was estimated at $50.0 million. At August 31, 2002, the estimated redemption and conversion value is $54.7 million. The Company issued 21,783 common shares to CanWest in consideration for CanWest issuing shares to the minority interest in CBL.

(c)	In January 2001, the Company acquired the shares of RadioWorks that it did not already own. The cost to acquire this 28% interest was $21.8 million. In May 2000, the company acquired a 72% interest in RadioWorks for cash of $52 million.

(d)	On November 16, 2000, the Company acquired substantially all of the Canadian newspaper and other Canadian media assets, including a 50% interest in the National Post (“CanWest Publications”), of Hollinger International Inc. and certain of its affiliates (“Hollinger”) for consideration of approximately $3.1 billion, including certain costs related to the acquisition.

The purchase price is subject to adjustment based on the working capital of CanWest Publications at August 31, 2000 and the results of its operations from September 1, 2000 to November 16, 2000. The amount of such adjustment is subject to negotiation between the parties and has not been finally determined. When finalized, the working capital adjustment payable or refundable will increase or decrease the amount of goodwill recorded on acquisition.

The Company partially financed the acquisition and refinanced certain existing credit facilities by entering into a new senior secured credit facility, of which the Company had drawn approximately $2.5 billion at closing. In addition, the Company issued US$425.0 million and $60.7 million in senior subordinated notes, and approximately $767.0 million in subordinated notes payable to Hollinger. The Company also issued 2.7 million Series 1 preferred shares and 24.3 million non-voting shares to Hollinger.

During the year ended August 31, 2002, the Company adjusted the allocation of the purchase price based on valuations of intangibles which were completed in the year. This resulted in an increase in newspaper mastheads, circulation and other intangibles, reduction in goodwill and an increase in the future tax liability. The prior period was restated to reflect this reallocation.

The Company accounted for these acquisitions using the purchase method. As such, the results of operations reflect the revenues and expenses of the acquired operations since the dates of acquisition.

(e)	Effective March 31, 2000 the Company acquired all of the shares in WIC Western International Communications Inc. that it did not hold. The net cash consideration paid and debt assumed amounted to $465.7 million.

A summary of the fair value of the assets acquired is as follows:

	2002	2001

		CanWest
	National Post (1)	Publications (2)	RadioWorks	CBL	Total
	$000	$000	$000	$000	$000
Current assets	50,257	324,382	—	—	324,382
Property, plant and equipment	12,436	537,053	—	—	537,053
Other investments	—	101,561	—	—	101,561
Other assets	—	67,412	—	—	67,412
Circulation and other intangibles	10,700	129,300	—	—	129,300
Newspaper mastheads and broadcast licences	35,000	330,000	—	25,466	355,466
Goodwill	62,987	2,101,619	16,928	—	2,118,547

Total assets	171,380	3,591,327	16,928	25,466	3,633,721

Current liabilities	(50,665)	(294,856)	—	—	(294,856)
Other accrued liabilities	—	(10,000)	—	—	(10,000)
Future income taxes	(14,600)	(158,587)	—	—	(158,587)
Minority interests	(22,500)	—	4,842 (3)	24,534 (3)	29,376

Total liabilities	(87,765)	(463,443)	4,842	24,534	(434,067)

	83,615	3,127,884	21,770	50,000	3,199,654

Consideration:
Cash	—	1,985,521	21,770	—	2,007,291
Shares	—	375,516	—	50,000	425,516
Note payable	—	766,847	—	—	766,847
Carrying value of The National Post Company investment at date of acquisition	83,615	—	—	—	—

	83,615	3,127,884	21,770	50,000	3,199,654

(1)	The remaining 50% interest at acquisition of control, September 1, 2001.

(2)	Including a 50% interest in the National Post.

(3)	The allocation of consideration to minority interests represents the extinguishment of those interests.

Divestitures

(a)	On August 8, 2002, the Company sold its interest in community newspapers and related assets in Atlantic Canada and Saskatchewan for cash proceeds of $257.0 million. The accounting gain on this sale was $48.9 million; assets and liabilities disposed amounted to $227.3 million and $19.2 million, respectively.

(b)	On October 31, 2001, the Company completed the sale of CKVU Sub Inc., and received proceeds of $133.0 million. The accounting gain on the sale was $67.7 million; assets and liabilities disposed amounted to $84.1 million and $18.8 million, respectively.

(c)	On September 12, 2001, the Company completed the sale of CF Television Inc., and received proceeds of $87.0 million. No gain or loss arose from this transaction; assets and liabilities disposed amount to $87.0 million and nil, respectively.

(d)	On August 31, 2001 the Company sold its 50% interest in ROBTv for $30.0 million. No gain or loss arose from this sale; assets and liabilities disposed amount to $30.0 million and nil, respectively.

(e)	On March 28, 2001, the Company restructured its controlling interest in TV3 Ireland through a series of transactions, which included: (i) the repayment by TV3 Ireland of loans made by the Company and another minority investor, (ii) the exercise of certain call options by the Company and (iii) the acquisition by Granada Media plc of a 45% interest in TV3 Ireland from the Company and another minority investor. The Company received cash, net of the call price and including repayment of loans made to TV3 Ireland of $32.5 million and recorded a gain on disposition of $30.7 million. The Company and Granada Media plc also entered into a joint venture agreement to jointly control TV3 Ireland. As a result, effective March 28, 2001, the Company began to proportionately consolidate its 45% interest in TV3 Ireland.

3.     INVESTMENT IN NETWORK TEN

The Company owns approximately 15% of the issued ordinary shares and all of the convertible debentures and subordinated debentures of Network TEN, an Australian television broadcast network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of Network TEN’s ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay a market linked rate of interest. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 57.5% of all distributions paid by Network TEN. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 50% of the issued and outstanding shares of Network TEN at the time of conversion.

As a result of its contractual right to representation on Network TEN’s board of directors and other factors, the Company accounts for its interest in Network TEN on the equity basis. The Company has appointed three of the thirteen members of the board of directors of Network TEN.

The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

Summary Consolidated Balance Sheets

	2002	2001
	$000	$000
Assets
Current assets	285,303	192,460
Other assets	4,825	7,893
Property, plant and equipment	71,875	61,967
Long term investments	2,188	17,516
Intangibles	246,305	245,721
Goodwill	49,304	215,615

	659,800	741,172

Liabilities and Shareholders’ Equity
Current liabilities	191,736	194,813
Other long term liabilities	442,975	251,390
Minority interest	—	54,433
Subordinated debentures issued to the Company	40,154	40,154
Share capital	40,146	40,146
Retained earnings (deficit)	(52,232)	177,251
Cumulative foreign currency translation adjustment	(2,979)	(17,015)

	659,800	741,172

Other Consolidated Financial Data

	2002	2001	2000
	$000	$000	$000
Cash flow from operations(1)	75,000	105,000	139,000

Distributions paid	111,900	130,000	138,000

Capital expenditures	25,700	18,600	14,300

Summary Consolidated Statements of Earnings

	2002	2001	2000
	$000	$000	$000
Revenue	555,653	445,179	495,479
Operating expenses	411,904	324,999	318,223

	143,749	120,180	177,256
Amortization of intangibles and goodwill	—	10,802	7,348
Amortization of property, plant and equipment and other	15,130	9,329	4,832

	128,619	100,049	165,076
Investment income and gains net of write-down of investments	(17,221)	26,427	—
Financing expenses	(28,270)	(71,343)	(76,391)
Goodwill impairment loss(2)	(56,114)	—	—

	27,014	55,133	88,685
Provision for income taxes(3)	59,511	19,328	30,521

Earnings (loss) before the following	(32,497)	35,805	58,164
Minority interests	4,737	4,354	—
Interest in earnings of equity accounted affiliates	—	940	1,284

Net earnings (loss) for the year	(27,760)	41,099	59,448
Interest in respect of subordinated debentures held by the Company	5,370	56,697	74,519

Earnings (loss) for the period before interest in respect of subordinated debentures(4)	(22,390)	97,796	133,967

Summary Statement of Retained Earnings

	2002	2001	2000
	$000	$000	$000
Retained earnings – beginning of year as previously reported	177,251	220,853	220,724
Adjustment for adoption of new accounting pronouncements(2)	(83,109)	—	—

Retained earnings – beginning of year as adjusted	94,142	220,853	220,724
Earnings (loss) for the year before interest in respect of subordinated debentures	(22,390)	97,796	133,967
Distributions paid	(123,984)	(141,398)	(133,838)

Retained earnings (deficit) – end of period	(52,232)	177,251	220,853

(1)	Cash flow from operations before changes in non-cash operating accounts.

(2)	On December 18, 2000 Network TEN acquired 60% of Eye Corp. for A$189.9 million. Under Australian generally accepted accounting principles (“GAAP”), on February 28, 2002 the Eye Corp. goodwill has been written down by A$137.5 million to A$113.8 million. In August 2002, Network TEN determined that there was a further impairment of Eye Corp. goodwill which resulted in an additional write down of A$40.9 million. Under Canadian GAAP in accordance with the adoption of CICA Handbook Section 3062, the Eye Corp. goodwill impairment has been recorded as a charge of $83.1 million to retained earnings as of September 1, 2001 with a further goodwill impairment loss of $56.1 million recorded as a charge to net earnings for the year ended August 31, 2002. Under Canadian GAAP, the fair value of Eye Corp. has been determined on a discounted cash flow basis. The decline in fair value is attributable to weaknesses in the out of home advertising market and to certain operational issues.

(3)	Network TEN has been in dispute with the Australian Tax Office (“ATO”) regarding the deductibility of debenture interest paid to the Company since 1997. Network TEN reached an agreement with the ATO during 2002. Under the agreement Network TEN will be entitled to deduct debenture interest until June 30, 2004. The settlement resulted in a non recurring income tax expense charge of A$36.2 million to Network TEN in the year ended August 31, 2002.

(4)	The Company’s economic interest in Network TEN’s earnings (loss) for the year ended August 31, 2002 is $(11.8) million (2001- $52.6 million, 2000 - $72.2 million).

At August 31, 2002, the Company’s share of undistributed earnings of Network TEN was nil, (August 31, 2001 - $101.9 million). The Company estimates that the market value of the Company’s investment in Network TEN, based on quoted market rates for Ten Network Holdings Limited at August 31, 2002, was approximately $842 million (August 31, 2001 - $810 million).

4.     OTHER INVESTMENTS

	2002		2001

		Market		Market
	Cost	value (1)	Cost	value(1)

	$000	$000	$000	$000
Investments in publicly traded companies — at cost
Ulster Television plc(2)	92,006	148,340	92,006	95,109
Other	55,980	49,175	115,440	70,483

	147,986	197,515	207,446	165,592

Investments in private companies – at cost	8,602		34,052
Investments — on an equity basis	2,593		170,614

	159,181		412,112

During 2002, the Company wrote down the value of various other investments by $85.5 million to reflect the non temporary decline in market value.

(1)	Market values are based on quoted closing prices at August 31. The Company considers the excess of cost over market value to be a temporary decline in value, the result of short term market volatility.

(2)	The Company’s 29.9% equity interest is accounted for at cost, as the Company has not been successful in its attempts to gain board representation or to influence UTV’s management.

5.     PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are classified as follows:

	2002

		Accumulated
	Cost	Amortization	Net
	$000	$000	$000
Land	60,002	—	60,002
Buildings	170,302	36,630	133,672
Machinery and equipment	648,706	197,498	451,208
Leasehold and land improvements	26,785	10,967	15,818

	905,795	245,095	660,700

	2001

		Accumulated
	Cost	Amortization	Net
	$000	$000	$000
Land	61,409	—	61,409
Buildings	212,497	35,426	177,071
Machinery and equipment	584,552	143,083	441,469
Leasehold and land improvements	16,418	7,192	9,226

	874,876	185,701	689,175

6.     INTANGIBLES AND GOODWILL

	2002

		Accumulated
	Cost	Amortization	Net
	$000	$000	$000
Intangibles
Finite life:
Circulation and other	140,000	26,972	113,028

Indefinite life:
Broadcast licences	706,031	81,091	624,940
Newspaper mastheads	365,000	6,510	358,490

	1,071,031	87,601	983,430

Total intangibles	1,211,031	114,573	1,096,458

Goodwill	2,720,382	120,138	2,600,244

16

	2001

		Accumulated
	Cost	Amortization	Net
	$000	$000	$000
Intangibles
Finite life:
Circulation and other	129,300	9,471	119,829

Indefinite life:
Broadcast licences	726,574	89,481	637,093
Newspaper mastheads	330,000	6,510	323,490

	1,056,574	95,991	960,583

Total intangibles	1,185,874	105,462	1,080,412

Goodwill	2,925,131	127,964	2,797,167

(a)	The divestiture of CKVU resulted in decreases in broadcast licences and goodwill of $22.4 million and $44.8 million respectively.

(b)	Sale of community newspapers and related assets in Atlantic Canada and Saskatchewan resulted in a decrease of goodwill of $187.9 million.

(c)	Acquisition of the remaining 50% interest in the National Post resulted in a net increase of goodwill of $32.4 million.

(d)	Changes in the currency translation rates used to translate the balances of goodwill and broadcast licences resulted in net increases in the balances of $2.2 million and $10.3 million respectively.

(e)	The resolution of an income tax issue related to a period prior to an acquisition resulted in a $13.4 million reduction in goodwill.

(f)	Amortization of circulation and other intangibles was $17.5 million for the year ended August 31, 2002.

7.     LONG TERM DEBT

	Interest	2002	Interest	2001
	Rate(1)	$000	Rate(1)	$000
Term bank loans(2)	9.73%	1,791,938	9.14%	2,286,018
Senior subordinated notes(3)	7.8%	705,700	9.08%	703,585
Term and demand loan €21,375 (2001 — IRE£16,505)(4)	5.8%	32,686	5.32%	29,486
Term and demand loan (2001 - NZ$7,275)	—	—	6.50%	4,938

Long term debt		2,530,324		3,024,027
Less portion due within one year		(150,865)		(116,500)

Long term portion		2,379,459		2,907,527

(1)	The weighted average interest rate giving effect to interest rate swaps.

(2)	Credit facilities provide for revolving and term loans in the maximum amounts of $600,000,000 and $1,796,500,000 respectively. At August 31, 2002, the Company had drawn on availabilities under all of its term facilities, including U.S. dollar loans of US$705,765,000 and had no amounts drawn under revolving facilities. The revolving credit facility matures in November 2006. The amount of credit available under $1,796,500,000 of the term facilities decreases periodically until maturity between November 2006 and May 2009. Additional term facilities of $15,000,000, of which no amount was drawn at August 31, 2002, mature in August 2005. The loans bear interest at floating rates, and are collateralized by certain assets of the Company.

Up to $30,000,000 of the revolving credit facility is available on an operating basis, of which no amount was utilized at August 31, 2002.

(3)	The senior subordinated notes mature on May 15, 2011 and bear interest at 10.625% and include loans of US$425,000,000 and Canadian dollar loans of $60,724,000. Most of the Canadian dollar loans are held by the majority shareholder of CanWest. The notes rank junior to the Company’s senior credit facility and are guaranteed by certain subsidiaries of the Company.

(4)	These credit facilities provide for demand bank loans at August 31, 2002 in the maximum amount of €47,500,000 (2001 — IRE£46,086,000). The debt bears interest at floating rates and is secured by a letter of credit provided by the Company.

The Company has entered into various cross currency interest rate and interest rate swaps resulting in fixed interest costs on its senior indebtedness, in the principal amount of $1,796,500,000 at August 31, 2002 at rates ranging from 5.7% to 6.63%, plus a margin, for terms matching the maturity of the loans. (At August 31, 2001 the Company had fixed $1,884,000,000 at interest rates ranging from 5.7% to 6.73% plus a margin). In addition, the Company has entered into swaps resulting in floating rates on the US$425,000,000 senior subordinated notes.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

Principal payments in respect of long-term debt over the next five years are:

		$ 000
Year ended August 31,	2003	150,865
	2004	132,070
	2005	166,113
	2006	204,800
	2007	192,027

In addition to the facilities described above, the Company has additional operating loan facilities payable on demand of NZ$5,000,000 at floating rates. As at August 31, 2002, the Company’s indebtedness under these facilities was nil (2001 — $728,000).

8.     BUSINESS COMBINATION RESTRUCTURING ACCRUALS

At August 31, 2000, the Company had restructuring accruals of $113.1 million related to the acquisition and integration of WIC Western International Communications Ltd. (“WIC”). This balance was made up of approximately $75 million in required regulatory benefits, payable over a 6-year period, $12.5 million in severance costs, $10.0 million related to integration and rebranding of WIC and $15.6 million in other restructuring costs.

During 2001, the Company recorded restructuring accruals of $43.0 million related to the acquisition and restructuring of its publishing operations. Restructuring activities include the centralization of certain call centers, integration of the Company’s interactive and news and editorial operations, and centralization of business, finance and information technology functions. This balance was made up of $23.8 million in involuntary severance costs, and $19.2 million in other restructuring costs.

In the year ended August 31, 2002, the Company established a restructuring accrual of $7.0 million related to its acquisition and restructuring of the National Post. This balance is primarily related to involuntary severance costs and contract cancellation costs.

For the year ended August 31 2002, expenditures charged to the restructuring accruals were $43.9 million (August 31, 2001- $19.5 million). As at August 31, 2002, an aggregate balance of $99.7 million remains accrued for future expenditures.

9.     EQUITY INSTRUMENTS

The authorized and issued capital stock of the Company is as follows:

Authorized

An unlimited number of common shares.

An unlimited number of preference shares.

Issued

	2002	2001
	$000	$000
22,785 common shares	437,107	437,107
Junior subordinated notes, due November 15, 2020	949,071	842,987

	1,386,178	1,280,094

During the year ended August 31, 2001, the Company issued 22,785 common shares to its parent, one of which was issued upon incorporation, and 999 in exchange for all of the outstanding shares of GTNI, which have been recorded at the paid up value of the GTNI shares of $11,591,000. One common share was issued for $375,516,000 in November 2000, in connection with the acquisition of CanWest Publications, one common share was issued in March 2001 in connection with the restructuring of TV3 Ireland, and in April 2001 the Company issued 21,783 common shares to CanWest as consideration for the series 2 preference shares issued by CanWest as consideration to the minority interests on the amalgamation of CBL.

The junior subordinated notes were issued to the Company’s parent on November 16, 2000 for $766,846,716 in connection with the financing of the acquisition of CanWest Publications. These junior subordinated notes bear interest at 12.155%, which under certain conditions could vary subject to a maximum limit of 13.03%. Additional junior subordinated notes were issued in satisfaction of interest. The Company has the option of settling all principal and interest obligations under the junior subordinated notes with shares, and therefore the debentures and associated interest have been classified as equity instruments.

10.     CUMULATIVE TRANSLATION ADJUSTMENTS

The cumulative foreign currency translation adjustments account reflects the net changes in the respective book values of the Company’s investments in self-sustaining foreign operations due to exchange rate fluctuations since the respective dates of their acquisition or start-up.

The changes in this account arise from changes in the Australian, New Zealand, Irish and Euro currencies relative to the Canadian currency, and changes in the Company’s net investment in the book values of international operations.

Changes in this account were as follows:

	2002	2001	2000
	$000	$000	$000
Deferred loss, beginning of year	74,294	87,553	36,795
Deferred foreign currency exchange gain during the year	(24,636)	(6,059)	52,058
Realization of translation loss due to distributions	(1,000)	(7,200)	(1,300)

Deferred loss, end of year	48,658	74,294	87,553

The balance of cumulative translation adjustments at the end of the year represents net unrealized losses (gains) as follows:

	2002	2001	2000
	$000	$000	$000
Australian dollar	8,120	19,759	19,688
New Zealand dollar	40,266	55,467	67,508
Irish punt	—	(932)	357
Euro	272	—	—

	48,658	74,294	87,553

11.     INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	2002	2001	2000
	$000	$000	$000
Income taxes at combined Canadian statutory rate of 38.7% (2001 — 41.3%, 2000 – 43.7%)	60,127	17,644	62,393
Non-taxable portion of capital gains	(17,044)	(11,716)	(16,418)
Effect of valuation allowance on future tax assets	(3,552)	—	—
Effect of income tax losses not recognized	—	—	4,552
Non-deductible amortization expense	6,766	30,980	—
Effect of foreign income tax rates differing from Canadian income tax rates	(1,924)	(995)	6,360
Large corporations tax	3,250	1,788	293
Effect of substantially enacted income tax rate change on future tax balances	—	(70,573)	(14,832)
Other	(13)	5,592	(591)

Provision for (recovery of) income taxes	47,610	(27,280)	41,757

An analysis of earnings before tax by jurisdiction follows:

	2002	2001	2000
	$000	$000	$000
Canada	137,566	10,907	169,371
Foreign	17,962	31,815	(26,595)

Earnings before tax	155,528	42,722	142,776

An analysis of the provision for (recovery of) current and future income taxes by jurisdiction follows:

	2002	2001	2000
	$000	$000	$000
Current income taxes Canada	38,455	69,523	65,868
Foreign	302	203	968

	38,757	69,726	66,836

Future income taxes Canada	8,703	(94,544)	(24,926)
Foreign	150	(2,462)	(153)

	8,853	(97,006)	(25,079)

Provision for income taxes	47,610	(27,280)	41,757

Significant components of the Company’s future income tax assets and liabilities are as follows:

	2002	2001
	$000	$000
Future tax assets
Non-capital loss carryforwards	61,399	38,187
Accounts payable and other accruals	45,417	63,192
Pension and post retirement benefits	—	5,660
Less: valuation allowance	(20,717)	(10,840)

Total future tax assets	86,099	96,199

Future tax liabilities
Tax depreciation in excess of book depreciation	52,845	71,476
Pension obligations	14,823	—
Intangible assets	398,157	404,983
Other assets	11,266	13,813

Total future tax liabilities	477,091	490,272

Net future tax liability	390,992	394,073
Current net future tax asset	30,013	33,243

Net long term future tax liability	421,005	427,316

As at August 31, 2002, the Company had non capital loss carry forwards for income tax purposes of $197,592,000, that expire as follows: 2006 - $1,769,000, 2007 - $9,397,000, 2008 - $55,245,000, 2009 - $39,396,000, 2010 and thereafter - $91,785,000.

12. STATEMENTS OF CASH FLOWS

     The following amounts comprise the net change in non-cash operating accounts included in the statements of cash flows:

	2002	2001	2000
	$000	$000	$000
Cash generated (utilized) by
Accounts receivable	(36,426)	93,424	38,422
Broadcast rights	(16,548)	(55,674)	31,817
Inventory	12,342	(7,342)	—
Other current assets	977	(8,788)	4,747
Other assets	(1,195)	24,878	—
Accounts payable and accrued liabilities	(67,947)	(35,769)	(44,586)
Deferred revenue	(4,120)	1,494	—
Income taxes payable	33,904	(14,154)	30,533
Broadcast rights accounts payable	11,925	(5,816)	(40,551)

	(67,088)	(7,747)	20,382

The following amounts were paid on account of interest and income taxes:

	2002	2001	2000
	$000	$000	$000
Interest	258,719	237,264	62,152
Income taxes	23,005	72,923	49,128

13.     RETIREMENT ASSETS AND OBLIGATIONS

Information on the Company’s pension and post retirement benefit plans follows:

	Pension benefits		Post retirement benefits

	2002	2001	2002	2001
	$000	$000	$000	$000
Plan Assets
Fair value – beginning of year	220,346	96,351	—	—
Plan assets acquired	8,163	132,425	—	—
Investment income	3,739	(2,444)	—	—
Employer contributions	3,699	609	400	—
Employee contributions	5,800	4,475	—	—
Benefits, refund of contributions and administrative expenses	(7,027)	(11,070)	(400)	—

Fair value – end of year	234,720	220,346	—	—

Plan Obligations
Accrued benefit obligation – beginning of year	226,361	77,704	35,121	5,816
Obligation acquired	8,084	132,425	—	26,927
Accrued interest on benefits	18,252	13,814	2,503	1,959
Current service cost	15,174	10,586	1,198	419
Past service costs	11,868	—	—	—
Benefits, refund of contributions	(7,027)	(10,499)	(400)	—
Experience loss	4,900	2,331	2,744	—

Accrued benefit obligation – end of year	277,612	226,361	41,166	35,121

The Company’s accrued benefit asset is determined as follows:
Plan deficit	(42,892)	(6,015)	(41,166)	(35,121)
Unamortized net actuarial loss (gain)	41,662	21,069	2,752	—
Unamortized transitional obligation (asset)	(5,573)	(5,029)	4,938	5,377
Unamortized past service costs	11,542	—	—	—
Valuation allowance	(916)	(1,002)	—	—

Accrued plan asset	3,823	9,023	(33,476)	(29,744)

The valuation allowance represents the amount of surplus not recognized on the Company’s balance sheet.

The Company’s benefit expense is determined as follows:

		Pension benefits			Post retirement benefits

	2002	2001	2000	2002	2001	2000
	$000	$000	$000	$000	$000	$000
Current service cost	15,174	10,586	1,806	1,198	419	—
Employee contributions	(5,800)	(4,475)	(456)	—	—	—
Accrued interest on benefits	18,252	13,814	2,790	2,503	1,959	—
Expected return on plan assets	(19,174)	(16,451)	(3,432)	—	—	—
Amortization of transitional (asset) obligation	(358)	(358)	—	439	439	—
Amortization of past service costs	527	—	—	—	—	—
Amortization of net experience losses	57	—	—	—	—	—
Changes in valuation allowance	(86)	(61)	(419)	—	—	—

Benefit expense	8,592	3,055	289	4,140	2,817	—
Employer contribution to the defined contribution plan	1,552	463	463	—	—	—

Total pension and post retirement benefit expense	10,144	3,518	752	4,140	2,817	—

Significant actuarial assumptions in measuring the Company’s accrued benefit obligations are as follows:

Discount rate	6.75-7.25%	7.25%	7.25%	7.25%	7.00%	7.00%
Expected long-term rate of return on pension plan assets	7.00-7.25%	7.25-8.00%	7.25%	7.00%	7.00%	7.00%
Rate of compensation increase	3.50-4.00%	4.00%	4.00%	4.00%	4.00%	4.00%

14.     RELATED PARTY BALANCES AND TRANSACTIONS

Due from parent and affiliated companies consist of the following:

	2002	2001
	$000	$000
Due from parent, CanWest — non-interest bearing	25,651	32,289
Due from various affiliated companies —
CanWest Entertainment Inc. — non-interest bearing	59,516	59,516
Fireworks Entertainment Inc. — bearing interest at prime	381,290	316,505

Due from parent and affiliated companies	466,457	408,310

The Company has entered into the following transactions with related parties. The related parties are the parent of the Company and other affiliates:

	2002	2001	2000
	$000	$000	$000
Operating expenses — acquisition of broadcast rights — Fireworks Entertainment Inc.	4,475	4,516	356
Interest income — Fireworks Entertainment Inc.	12,872	18,534	3,298
Interest expense — CanWest	—	2,613	9,298
Management fee expense – CanWest	—	7,600	9,000
Operating lease expense – CanWest	1,600	—	—

All transactions occur at the exchange amount agreed to by the parties.

15.     FINANCIAL INSTRUMENTS

Financial instruments consist of the following:

	2002		2001

	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$000	$000	$000	$000
Short term assets	472,485	472,485	361,413	361,413
Other investments	159,181	208,710	412,112	407,392
Short term liabilities	406,616	406,616	435,337	435,337
Long term debt	2,530,324	2,474,324	3,024,027	2,929,963
Other long term liabilities	86,217	86,217	88,809	88,809
Unrealized net loss on interest rate swaps	—	56,000	—	94,064
Due from parent and affiliated companies	466,457	466,457	408,310	408,310

The fair value of short term assets and liabilities, which include, cash, accounts receivable, income taxes recoverable, bank loans and advances, accounts payable and accrued liabilities and broadcast rights accounts payable approximate their fair value due to the short term nature of these financial instruments.

The fair value of other investments is primarily based on quoted market prices for publicly traded securities, and the most recent purchase transactions and agreements for non-listed securities.

The fair value of long term debt subject to floating interest rates approximates the carrying value. The fair value of long term debt subject to fixed interest rates is estimated by discounting future cash flows, including interest payments, using rates currently available for debt of similar terms and maturity.

The fair values of other long term liabilities including business combination restructuring accruals and broadcast rights accounts payable approximates their carrying values.

The fair values of unrealized net loss on interest rate and cross currency interest rate swaps are based on the amounts at which they could be settled based on estimates of market rates.

Credit risk

The Company is exposed to credit risk, primarily in relation to accounts receivable. Exposure to credit risk for advertiser accounts receivable is affected by the concentration of individual balances with large advertising agencies. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectable accounts receivable.

Interest rate risk

The Company manages its exposure to fluctuations in interest rates through the use of interest rate and cross currency interest rate swap agreements more fully described in note 7.

16.     JOINTLY CONTROLLED ENTERPRISE

The following amounts included in the consolidated financial statements represent the company’s proportionate interest in TV3 Ireland.

	2002	2001
	$000	$000
Balance sheets
Assets
Current assets	9,329	7,106
Long term assets	12,732	12,801

	22,061	19,907

Liabilities
Current liabilities	32,906	5,700
Long term liabilities	4,643	29,486

	37,549	35,186

Statements of earnings
Revenue	25,643	9,542
Expenses	24,630	8,051

Net earnings	1,013	1,491

Statements of cash flows
Cash generated (utilized) by:
Operating activities	(1,936)	207
Investing activities	(130)	(227)
Financing activities	2,903	334

Net increase in cash	837	314

17.     COMMITMENTS AND CONTINGENCIES

(a)  The Company has entered into various agreements for the right to broadcast certain feature films and syndicated television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these broadcast rights is contingent on the actual production and/or the airing of the programs or films. Management estimates that at August 31, 2002 these agreements will result in future annual program and film expenditures of $250 million to $277 million.

(b)  The Company’s future minimum payments under the terms of its operating lease commitments are as follows:

2003	25,155,937
2004	22,332,208
2005	20,070,564
2006	16,946,527
2007	14,692,948

(c)  On March 5, 2001, a statement of claim was filed against CanWest, the Company and certain of the Company’s subsidiaries by CBL’s former minority interests requesting, among other things, that their interests in CBL, be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The lawsuit seeks damages in excess of $345 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

(d)  The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

18.     SUBSEQUENT EVENT

Subsequent to the end of the 2002 fiscal year, the Company’s parent, CanWest, elected to redeem all of its outstanding Series 2 Preference Shares recorded at $50.0 million for an aggregate redemption price of $57.7 million. The shares were redeemed on December 18, 2002, and the Company financed the redemption through its senior credit facility.

19.     SEGMENTED INFORMATION

The Company operates primarily within the publishing and online and broadcasting industries in Canada, New Zealand, Ireland and Australia.

Each segment reported below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of net income before tax in each jurisdiction. There are no significant inter-segment items. Segmented information in Canadian dollars is as follows:

	Publishing
	and Online	Broadcasting				Corporate
						and
	Canada	Canada	New Zealand		Ireland	other	Consolidated

			TV	Radio

	$000	$000	$000	$000	$000	$000	$000
Revenue from external customers
2002	1,270,336	691,888	69,079	60,724	28,317	—	2,120,344
2001	919,923	701,027	58,436	56,864	31,056	—	1,767,306
2000	—	489,896	72,983	29,981	27,409	—	620,269
Operating profit (loss) before amortization
2002	288,028	191,092	(1,938)	16,361	7,654	(30,147)	471,050
2001	207,804	226,458	(8,939)	14,301	2,748	(8,302)	434,070
2000	—	166,418	(12,036)	7,002	(8,672)	(11,396)	141,316
Amortization of intangibles and goodwill
2002	17,500	—	—	—	—	—	17,500
2001	50,504	33,645	2,246	2,834	61	29	89,319
2000	—	16,217	2,198	1,441	192	29	20,077
Amortization of capital assets and other
2002	44,986	25,924	2,574	2,086	1,869	2,661	80,100
2001	32,649	24,195	2,731	1,919	3,046	228	64,768
2000	—	14,267	3,109	889	4,271	15	22,551
Financing expenses (revenue)
2002	238,521	125,170	261	188	1,728	(110,862)	255,006
2001	227,464	113,751	104	234	3,374	(76,084)	268,843
2000	—	59,745	(213)	106	2,970	(2,795)	59,813
Investment gains and dividend income net of write-downs
2002	—	—	—	—	—	37,084	37,084
2001	—	—	—	—	—	31,582	31,582
2000	—	—	—	—	—	103,901	103,901
Earnings (loss) before taxes
2002	(12,979)	31,898	(4,898)	14,087	3,809	123,611	155,528
2001	(100,046)	42,536	(14,298)	9,314	(3,733)	108,949	42,722
2000	—	76,189	(17,130)	4,566	(16,105)	95,256	142,776

27

\

	Publishing
	and Online	Broadcasting				Corporate
						and
	Canada	Canada	New Zealand		Ireland	other	Consolidated

			TV	Radio

	$000	$000	$000	$000	$000	$000	$000
Capital expenditures
2002	17,063	14,392	1,518	1,207	479	17,613	52,272
2001	21,932	16,465	2,163	1,090	86	—	41,736
2000	—	11,156	189	637	2,635	—	14,617
Property, plant and equipment
2002	490,932	122,956	22,635	8,481	4,183	11,513	660,700
2001	523,381	130,211	22,099	8,781	4,288	415	689,175
Intangibles
2002	478,439	491,157	47,657	75,333	2,219	1,653	1,096,458
2001	450,239	513,807	43,851	70,020	1,330	1,165	1,080,412
Goodwill
2002	1,920,333	604,752	19,613	54,323	1,223	—	2,600,244
2001	2,060,559	662,733	19,613	53,039	1,223	—	2,797,167
Total assets
2002	3,219,846	1,588,000	141,677	150,176	21,530	618,432	5,739,661
2001	3,360,423	1,721,356	133,018	141,761	21,950	773,704	6,152,212
Reconciliation of net earnings before taxes to net earnings — year ended August 31, 2002
Earnings (loss) before income tax	(12,979)	31,898	(4,898)	14,087	3,809	123,611	155,528
(Provision for) recovery of income taxes	(8,731)	(6,595)	42	94	(612)	(31,808)	(47,610)
Minority interests	4,330	—	—	—	—	—	4,330
Interest in loss of Network TEN	—	—	—	—	—	(11,815)	(11,815)
Interest in loss of other equity accounted affiliates	—	(1,523)	—	—	—	—	(1,523)
Realized translation adjustments	—	—	—	—	—	(1,000)	(1,000)

Net earnings (loss) for the year	(17,380)	23,780	(4,856)	14,181	3,197	78,988	97,910

Reconciliation of net earnings before taxes to net earnings — year ended August 31, 2001
Earnings (loss) before income tax	(100,046)	42,536	(14,298)	9,314	(3,733)	108,949	42,722
(Provision for) recovery of income taxes	18,304	35,099	2,821	(614)	269	(28,599)	27,280
Minority interests	—	(2,531)	—	(665)	—	—	(3,196)
Interest in earnings of Network TEN	—	—	—		—	52,567	52,567
Interest in earnings (loss) of other equity accounted affiliates	(16,385)	1,894	—		—	—	(14,491)
Realized translation adjustments	—	—	—		—	(7,200)	(7,200)

Net earnings (loss) for the year	(98,127)	76,998	(11,477)	8,035	(3,464)	125,717	97,682

Reconciliation of net earnings before taxes to net earnings — year ended August 31, 2000
Earnings (loss) before income tax	—	76,189	(17,130)	4,566	(16,105)	95,256	142,776
(Provision for) recovery of income taxes	—	(12,008)	988	(1,285)	1,754	(31,206)	(41,757)
Minority interests	—	(2,607)	—	(268)	5,049	—	2,174
Interest in earnings of Network TEN	—	—	—	—	—	72,194	72,194
Interest in earnings of WIC	—	2,286	—	—	—	—	2,286
Realized translation adjustments	—	—		—	—	(1,300)	(1,300)

Net earnings (loss) for the year		63,860	(16,142)	3,013	(9,302)	134,944	176,373

20. UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). In certain aspects GAAP as applied in the United States (“U.S.”) differs from Canadian GAAP.

Principal differences affecting the Company

Comprehensive income

Comprehensive income, defined as all changes in equity other than those resulting from investments by owners and distributions to owners, must be reported under U.S. GAAP. There is no similar requirement under Canadian GAAP.

Pre-operating costs

In the U.S., pre-operating costs are expensed in the period incurred. In accordance with Canadian GAAP, the Company defers pre-operating costs until commencement of commercial operations and amortizes the deferred costs over a period of five years.

Foreign currency translation

In the U.S., distributions from self-sustaining foreign operations do not result in a realization of the cumulative translation adjustments account. Realization of such foreign currency translation adjustments occurs only upon the sale of all or a part of the investment giving rise to the translation adjustments. In accordance with Canadian GAAP, reductions in the net investment in self-sustaining foreign operations result in a proportionate reduction in the cumulative foreign currency translation adjustment accounts.

Programming Commitments

Under Canadian GAAP, certain programming commitments related to an acquisition imposed by regulatory requirements were accrued in the purchase equation. Under U.S. GAAP, these costs are expensed as incurred.

Equity accounted affiliates

Under U.S. GAAP, investments placed in trust due to regulatory requirements must be accounted for at cost. Under Canadian GAAP, these investments are accounted as cost, equity or consolidated investments based on the level of influence that the investor has over the investment.

Investment in WIC on an equity basis

Under Canadian GAAP, the investment in WIC was accounted for using the equity method during the period that this investment was held in trust pending completion of the regulatory approval process. Under US GAAP, the investment was accounted for on a cost basis then, as a result of receiving approval to complete the purchase of WIC, the Company changed its method of accounting for WIC to the equity method. The change in accounting policy was retroactively applied as required under APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Effective July 6, 2000, the Company consolidated its investment in WIC for both Canadian and US GAAP purposes.

Impairment of long-lived assets

Under U.S. GAAP, the Company recognizes an impairment loss on property, equipment and broadcast licences and circulation if the undiscounted expected future cash flows are less than the carrying value. The impairment loss recognized would be an amount equal to the difference between the carrying amount and the fair vale of the assets. Under Canadian GAAP, the impairment loss would be in the amount equal to the difference between the carrying amount and the undiscounted expected future cash flows.

Under U.S. GAAP, goodwill associated with assets acquired in a purchase business combination is included in impairment evaluations of other long-lived assets when event or circumstances exist that indicate the carrying value of those assets may not be recoverable. In addition, impairments of goodwill would be recognized when a review indicates that the goodwill will not be recoverable, as determined based on projected income and cash flows on a undiscounted basis from the underlying operations. In such circumstances, the goodwill will be reduced to the estimated recoverable amount. Under Canadian GAAP, prior to the acquisition of WIC and CanWest Publications, the Company has not had any significant goodwill arising on its acquisitions.

The Company regularly assesses the carrying value of its assets and has determined that there is no impairment in long-lived assets at this time.

Investment in marketable securities

In the U.S., investment assets classified as “available for sale” are carried at market, and unrealized temporary gains and losses are included, net of tax, in accumulated comprehensive income. In accordance with Canadian GAAP, the Company carries its investment in marketable securities at lower of cost and net realizable value. A provision for loss in value of marketable securities is made when a decline in market value is considered other than temporary.

Effect of tax rate changes

Under U.S. GAAP, changes in tax rates are applied to reduce or increase future income tax assets or liabilities when the proposed tax rate change has received legislative approval. Under Canadian GAAP, tax rate changes are applied when the change in tax rate is considered substantively enacted.

Cash flow statement

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided under IAS 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the Securities and Exchange Commission of the United States (“SEC”).

Proportionate Consolidation

In the U.S., investments in jointly controlled entities are accounted as equity investments. Canadian GAAP requires the accounts of jointly controlled enterprises to be proportionately consolidated. This accounting difference applies to the Company’s investment in TV3 Ireland.

Accounting for derivative instruments and hedging activities

Under U.S. GAAP, entities are required to recognize all derivative instruments as either assets or liabilities in the balance sheet and measure those instruments at fair value. The changes in fair value of the derivative are included either in the statement of earnings or other comprehensive income depending on the nature of the instrument. Under Canadian GAAP, hedging derivatives are eligible for hedge accounting if certain criteria are met. Non-hedging derivatives are recognized at their fair value as either assets or liabilities.

Debt classification

Effective for 2002, in accordance with new requirements under Canadian GAAP which are consistent with US GAAP, the Company has classified all debt maturing in the following twelve months as current if refinancing was not in place. Previously under Canadian GAAP, debt which the Company intended to refinance was classified as long term. For 2001 under US GAAP this debt was reclassified as current.

Classification of Equity

Under Canadian GAAP, the Company’s junior subordinated notes are classified as equity instruments because the Company has the option of settling all principal and interest obligations with shares of the Company. Under U.S. GAAP, these debentures are classified as debt in accordance with their legal form.

Cumulative effect of the prospective adoption of new accounting pronouncements

Under U.S. GAAP, the transitional impairment of goodwill related to Network TEN is recorded as a charge to net earnings in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangibles, where as under Canadian GAAP it is recorded as a charge to opening retained earnings. The principles and methods for computing impairment in accordance with FAS 142 are similar to those prescribed under Canadian GAAP as described in notes 1 and 3.

Integration costs related to CanWest Publications

Under Canadian GAAP, certain integration costs related to the CanWest Publications acquisition were accrued in the purchase equation. Under US GAAP, these costs are expensed as incurred.

New accounting standards

a) Accounting for Asset Retirement Obligations

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations. FAS 143 requires that an asset retirement obligation be recognized as a liability, measured at fair value, in the period in which the obligation is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long lived assets and amortized to expense over the assets useful life. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company is currently considering the impact of FAS 143.

b) Accounting for the Impairment or Disposal of Long-Lived Assets

In fiscal 2003, the Company will adopt new standards approved by the Financial Accounting Standards Board, Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Standard requires that an impairment loss should be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value for assets in use. For long-lived assets classified as held for sale they should be measured at the lower of their carrying amount or fair value less cost to sell. The standard also changes the criteria for classification of operating results as discontinued operations. FAS 144 is effective for financial statements prepared beginning on or after December 15, 2001. The Company is currently considering the impact of FAS 144.

c) Technical corrections

In April 2002, Statement of Financial Accounting Standard No. 145 was issued rescinding the requirement to include gains and losses on the settlement of debt as extraordinary items. FAS 145 is applicable for fiscal years beginning on or after May 15, 2002. The standard has been adopted by the Company with no impact.

d) Accounting for costs associated with exit or disposal activities

In June, 2002, Statement of Financial Accounting Standard No. 146 was issued. The standard requires that liabilities for exit or disposal activity costs be recognized and measured at fair value when the liability is incurred. This standard is effective for disposal activities initiated after December 31, 2002.

Reconciliation of financial statements

Consolidated statements of earnings

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

	2002	2001	2000
	$000	$000	$000
Net earnings in accordance with Canadian GAAP	97,910	97,682	176,373
Pre-operating costs — net of tax of $1,331 (2001 — $1,175, 2000 - $544)	(100)	3,337	2,788
Realization of cumulative translation losses — net of tax of nil	1,000	7,200	1,300
Reversal of amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination, net of tax of nil	—	938	—
Programming costs imposed by regulatory requirement, net of tax of $2,438 (2001 - $774)	(3,232)	(1,026)	—
Integration costs related to CanWest Publications net of tax of $827	(1,470)	—	—
Equity accounted affiliates in trust, net of tax of nil	3,375	(3,375)	—
Reclassification of interest on junior subordinated notes from equity net of tax of $41,372 (2001 - $29,812)	(64,711)	(46,328)	—
Timing of tax rate enactment	—	14,832	(14,832)
Investment in WIC on an equity basis net of tax of nil (2001 – nil, 2000 - $22,452)	—	—	47,045
Amortization of WIC goodwill adjustment resulting from retroactive equity accounting of WIC upon regulatory approval net of tax of nil	—	(1,576)	—

Net earnings in accordance with U.S. GAAP before cumulative effect of adoption of new accounting policy	32,772	71,684	212,674
Cumulative effect of adoption of new goodwill and intangibles accounting policy net of tax of $2,500	(45,269)	—	—

Net earnings (loss) in accordance with U.S. GAAP	(12,497)	71,684	212,674
Amortization of goodwill and indefinite life intangibles net of tax of 2001 - $11,975 (2000- $9,106)	—	63,506	11,810
Amortization of goodwill and indefinite life intangibles in equity accounted affiliates net of tax of nil	—	6,211	4,225

Net earnings (loss) in accordance with U.S. GAAP adjusted to exclude amortization expense recognized in 2001 and 2000	(12,497)	141,401	228,709

Statements of comprehensive income (loss)
Comprehensive income (loss)– current periods

	2002	2001	2000
	$000	$000	$000
Net earnings in accordance with U.S. GAAP	(12,497)	71,684	212,674

Other comprehensive income, net of tax:
Foreign currency translation gain	24,636	6,059	(52,058)

Unrealized gains (losses) on interest rate and cross currency interest rate swaps, net of tax of $16,748 (2001 — $39,804, 2000 - $4,136)	21,316	(50,660)	(5,264)
Less: reclassification of foreign currency translation gains on US$ denominated debt to statement of earnings, net of tax of $3,478 (2001 - $404, 2000 – nil)	(4,427)	515	—

	16,889	(50,145)	(5,264)

Unrealized gains (losses) on securities available for sale, net of tax of nil (2001 - $5,755, 2000 - $3,624)	31,387	(73,178)	36,460
Reversal of unrealized gains on sale of security available for sale, net of tax of $nil (2001 — $486, 2000 - $2,529)	60,000	(987)	(7,332)

	91,387	(74,165)	29,128

Comprehensive income (loss)	120,415	(46,567)	184,480

     Other comprehensive income (loss) — accumulated balances

		Unrealized	Unrealized
	Foreign	gains	gains
	currency	(losses) on	(losses) on
	translation	securities	swaps	Total

	$000	$000	$000	$000
Balance — August 31, 1999	(33,725)	3,179	3,248	(27,898)
Change during 2000	(52,058)	29,128	(5,264)	(28,194)

Balance — August 31, 2000	(85,783)	32,307	(2,016)	(55,492)
Change during 2001	6,059	(74,165)	(50,145)	(118,251)

Balance — August 31, 2001	(79,724)	(41,858)	(52,161)	(173,743)
Change during 2002	24,636	91,387	16,889	132,912

Balance — August 31, 2002	(55,088)	49,529	(35,272)	(40,831)

Consolidated balance sheets

Balance sheet captions restated to reflect the above items are presented below:

	August 31,

	2002	2001

	$000	$000
Assets
Current assets	634,609	538,780
Investment in Network TEN	4,494	107,210
Property, plant and equipment	660,700	689,175
Intangibles and goodwill	3,714,768	3,895,644
Due from parent and affiliated companies	466,457	408,310
Other investments	208,710	366,879
Other assets	108,385	110,396

	5,798,123	6,116,394

Liabilities
Current liabilities	586,672	641,116
Long-term debt	3,335,517	3,687,962
Other liabilities	115,163	150,923
Future income taxes	403,369	399,406

	4,440,721	4,879,407

Shareholder’s Equity
Capital stock	437,107	437,107
Contributed surplus	132,953	132,953
Retained earnings	828,173	840,670
Accumulated other comprehensive income (loss)	(40,831)	(173,743)

	1,357,402	1,236,987

	5,798,123	6,116,394

A reconciliation of shareholder’s equity reflecting the differences between Canadian and U.S. GAAP is set out below:

	For the years
	Ended August 31,

	2002	2001
	$000	$000
Shareholder’s equity in accordance with Canadian GAAP	2,264,977	2,145,327
Adjustments relating to pre-operating costs — net of tax of $3,608 (2001 - $2,277)	(6,473)	(6,373)
Programming costs imposed by regulatory requirement on business combination net of tax of $3,212 (2001 - $774)	(4,258)	(1,026)
Adjustment to goodwill resulting from retroactive equity accounting of WIC upon regulatory approval – net of tax of nil	38,503	38,503
Reversal of amortization of goodwill related to future programming expenses, net of tax of nil	938	938
Integration costs related to CanWest Publications net of tax of $827	(1,470)	—
Adjustment to reflect losses on interest rate and cross currency swaps net of tax of $24,640 (2001 – $41,388)	(31,360)	(52,676)
Equity accounted affiliates in trust net of tax of nil	—	(3,375)
Foreign exchange gain on US$ denominated debt net of tax of $3,074 (2001 - $404)	(3,913)	514
Reclassification of junior subordinated notes to debt	(949,071)	(842,987)
Adjustment to reflect unrealized gain (loss) on other investments net of tax of nil (2001 – nil)	49,529	(41,858)

Shareholder’s equity in accordance with U.S. GAAP	1,357,402	1,236,987

Allowance for doubtful accounts and bad debt provision

Included in accounts receivable at August 31, 2002 is an allowance for doubtful accounts of $13,652,000 (2001 – $14,289,000).

Included in operating expenses for the year ended August 31, 2002 are bad debt expense of $5,662,000 (2001 – $7,334,000, 2000 – recovery of $300,000).

Accounts payable and accrued liabilities

Included in accrued liabilities for the year ended August 31, 2002 is accrued salaries of $62,211,000 (2001 – $57,006,000).

Rent Expense

Included in operating expenses for the year ended August 31, 2002 is rent expense of $17,338,000 (2001 – $11,863,000, 2000 – $8,102,000).

Amortization of intangibles

Amortization expense related to existing finite life intangibles will be $17.5 million per year to 2005, $8.8 million and $1.5 million in 2006 and 2007 respectively.

21. CONSOLIDATING FINANCIAL INFORMATION

The Company has entered into financing arrangements which are guaranteed by the Company and certain of its wholly-owned subsidiaries (the “Guarantor Subsidiaries”). Such guarantees are full, unconditional and joint and several.

The following supplemental financial information sets forth, on an unconsolidated basis, balance sheets, statements of operations and cash flow information for the Company, Guarantor Subsidiaries and the Company’s other subsidiaries (the “Non-Guarantor Subsidiaries”). The supplemental financial information reflects the investments of the Company in the Guarantor and Non-Guarantor subsidiaries using the equity method of accounting. As indicated in note 1 for the years ended August 31, 1999 and 2000 the results of the Company reflect results identical to those of GTNI on a continuity of interests basis. As of September 28, 2000 when the Company was created results reflect the actual results of the Company.

CanWest Media Inc.

Supplemental Consolidating Balance Sheet

August 31, 2002

	CanWest Media Inc.	Consolidated	Non-guarantor	Elimination
	parent company	guarantors	subsidiaries	entries	Consolidated

	$000	$000	$000	$000	$000
Assets
Current Assets
Cash	(15,303)	62,762	2,319	—	49,778
Accounts receivable	803	368,630	12,904	—	382,337
Income taxes recoverable	8,589	32,288	(507)		40,370
Inventory	—	19,836	—	—	19,836
Broadcast rights	—	90,193	7,903	—	98,096
Future income taxes	—	30,013	—	—	30,013
Other	1,218	11,559	454	—	13,231

	(4,693)	615,281	23,073	—	633,661
Investment in Network TEN	—	4,494	—	—	4,494
Investment in equity accounted subsidiaries	1,253,792	—	—	(1,253,792)	—
Other investments	7	159,173	1	—	159,181
Broadcast rights	—	19,359	3,813	—	23,172
Due from parent and affiliated companies	3,431,492	(2,913,040)	(51,995)	—	466,457
Property, plant and equipment	16,555	634,478	9,667	—	660,700
Other assets	67,796	24,479	3,019	—	95,294
Intangibles	—	1,093,274	3,184	—	1,096,458
Goodwill	—	2,599,021	1,223	—	2,600,244

	4,764,949	2,236,519	(8,015)	(1,253,792)	5,739,661

Liabilities
Current liabilities
Accounts payable	—	154,609	3,643	—	158,252
Accrued liabilities	2,334	201,014	9,722	—	213,070
Broadcast rights accounts payable	—	34,511	783	—	35,294
Deferred revenue	—	30,522	—	—	30,522
Current portion of long term debt	122,822	—	28,043	—	150,865

	125,156	420,656	42,191	—	588,003
Long term debt	2,374,816	—	4,643	—	2,379,459
Other accrued liabilities	—	85,951	266	—	86,217
Future income taxes	—	423,041	(2,036)	—	421,005

	2,499,972	929,648	45,064	—	3,474,684

Shareholder’s Equity
Equity instruments	1,386,178	437,110	1,246	(438,356)	1,386,178
Contributed surplus	132,953	132,953	2,654	(135,607)	132,953
Retained earnings	794,504	785,195	(56,708)	(728,487)	794,504
Cumulative foreign currency translation adjustments	(48,658)	(48,387)	(271)	48,658	(48,658)

	2,264,977	1,306,871	(53,079)	(1,253,792)	2,264,977

	4,764,949	2,236,519	(8,015)	(1,253,792)	5,739,661

Shareholder’s Equity in accordance with Canadian GAAP	2,264,977	1,306,371	(53,079)	(1,253,792)	2,264,977
Adjustments relating to pre-operating costs — net of tax of $3,608	—	(3,656)	(2,817)	—	(6,473)
Programming costs imposed by regulatory requirement on business combination net of tax of $3,212	—	(4,258)	—	—	(4,258)
Adjustment to goodwill resulting from retroactive equity accounting of WIC upon regulatory approval – net of tax of nil	—	38,503	—	—	38,503
Reversal of amortization of goodwill related to future programming expenses, net of tax of nil	—	938	—	—	938
Integration costs related to CanWest Publications net of tax of $827	—	(1,470)	—	—	(1,470)
Adjustment to reflect losses on interest rate and cross currency swaps net of tax of $24,640	(31,360)	—	—	—	(31,360)
Foreign exchange gain on US$ denominated debt net of tax of $3,074	(3,913)	—	—	—	(3,913)
Reclassification of junior subordinated notes to debt	(949,071)	—	—	—	(949,071)
Adjustment to reflect unrealized gain on other investments net of tax of nil	—	49,529	—	—	49,529

Shareholder’s equity in accordance with U.S. GAAP	1,280,633	1,386,457	(55,896)	(1,253,792)	1,357,402

CanWest Media Inc.

Supplemental Consolidating Statement of Operations

For the Year Ended August 31, 2002

	CanWest Media Inc.	Consolidated	Non-guarantor	Elimination
	parent company	guarantors	subsidiaries	entries	Consolidated

	$000	$000	$000	$000	$000
Revenue	—	2,046,669	73,675	—	2,120,344
Operating expenses	—	1,066,135	42,807	—	1,108,942
Selling, general and administrative expenses	9,628	515,390	15,334	—	540,352

	(9,628)	465,144	15,534	—	471,050
Amortization of broadcast licenses, goodwill and circulation	—	17,500	—	—	17,500
Amortization of property, plant and equipment	2,356	68,033	3,041	—	73,430
Other amortization	—	2,994	3,676	—	6,670

	(11,984)	376,617	8,817	—	373,450
Financing (expenses) income	129,153	(373,371)	(10,788)	—	(255,006)
Investment gains net of write-down of investments	—	33,843	—	—	33,843
Dividend income	—	3,241	—	—	3,241

	117,169	40,330	(1,971)	—	155,528
Provision for (recovery of) income taxes	33,338	16,281	(2,009)	—	47,610

Earnings before the following	83,831	24,049	38	—	107,918
Minority interest	—	4,330	—	—	4,330
Interest in loss of Network TEN	—	(11,815)	—	—	(11,815)
Interest in earnings of equity accounted affiliates	14,079	(1,523)	—	(14,079)	(1,523)
Realized currency translation adjustments	—	(1,000)	—	—	(1,000)

Net earnings for the year	97,910	14,041	38	(14,079)	97,910
Retained earnings – beginning of year	806,574	876,133	(54,456)	(821,677)	806,574
Adjustment for the adoption of new accounting pronouncement	(45,269)	(45,269)	—	45,269	(45,269)
Dividends	—	(59,710)	(2,290)	62,000	—
Interest on junior subordinated debentures – net of tax of $41,373	(64,711)	—	—	—	(64,711)

Retained earnings – end of year	794,504	785,195	(56,708)	(728,487)	794,504

Net earnings in accordance with Canadian GAAP	97,910	14,041	38	(14,079)	97,910
Pre-operating costs net of tax of $1,331	—	(3,656)	3,556	—	(100)
Realization of currency translation adjustments net of tax of nil	—	1,000	—	—	1,000
Integration costs related to CanWest Publications net of tax of $827	—	(1,470)	—	—	(1,470)
Programming costs imposed by regulatory requirement, net of tax of $2,438	—	(3,232)	—	—	(3,232)
Equity accounted affiliates in trust, net of tax of $nil	—	3,375	—	—	3,375
Reclassification of interest on junior subordinated debentures from equity net of tax of $41,372	(64,711)	—	—	—	(64,711)

Net earnings (loss) in accordance with U.S. GAAP before cumulative effect of adoption of new accounting policy	33,199	10,058	3,594	(14,079)	32,772
Cumulative effect of adoption of new goodwill and intangibles accounting policy net of tax of $2,500	—	(45,269)	—	—	(45,269)

Net earnings (loss) in accordance with U.S. GAAP	33,199	(35,211)	3,594	(14,079)	(12,497)

CanWest Media Inc.

Supplemental Consolidating Statement of Cash Flows

For the Year Ended August 31, 2002

	CanWest Media Inc.	Consolidated	Non-guarantor	Elimination
	parent company	guarantors	subsidiaries	entries	Consolidated

	$000	$000	$000	$000	$ 000
CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings for the year	97,910	14,041	38	(14,079)	97,910
Items not affecting cash
Amortization	12,298	88,527	6,717	—	107,542
Future income taxes	—	11,060	150	—	11,210
Interest in loss of Network TEN	—	11,815	—	—	11,815
Interest in loss (earnings) of equity accounted affiliates	(14,079)	1,523	—	14,079	1,523
Minority interests	—	(4,330)	—	—	(4,330)
Realized translation adjustments	—	1,000	—	—	1,000
Investment gains net of write-down of investments	—	(33,843)	—	—	(33,843)
Distributions from Network TEN	—	60,984	—	—	60,984

	96,129	150,777	6,905	—	253,811
Changes in non-cash operating accounts	4,061	(73,790)	2,641	—	(67,088)

	100,190	76,987	9,546	—	186,723

Investing Activities
Other investments	—	(4,400)	(787)	—	(5,187)
Proceeds from sale of investments	—	87,000	—	—	87,000
Proceeds from divestitures	—	390,059	—	—	390,059
Purchase of property, plant and equipment	(18,735)	(33,058)	(479)	—	(52,272)
Advances to parent and affiliated companies	329,650	(374,925)	—	—	(45,275)

	310,915	64,676	(1,266)	—	374,325

Financing Activities
Dividends paid	62,000	(59,710)	(2,290)	—	—
Repayment of long term debt	(488,408)	—	(5,295)	—	(493,703)
Net change in bank loans and advances	—	(28,999)	—	—	(28,999)

	(426,408)	(88,709)	(7,585)	—	(522,702)

Net change in cash	(15,303)	52,954	695	—	38,346
Cash — beginning of year	—	9,808	1,624	—	11,432

Cash — end of year	(15,303)	62,762	2,319	—	49,778

CanWest Media Inc.

Supplemental Consolidating Balance Sheet

August 31, 2001

	CanWest Media Inc.	Consolidated	Non-guarantor	Elimination
	parent company	guarantors	subsidiaries	entries	Consolidated

	$ 000	$ 000	$ 000	$ 000	$ 000
Assets
Current Assets
Cash	—	3,480	7,952	—	11,432
Accounts receivable	4,725	313,820	26,320	—	344,865
Income taxes recoverable	182	11,784	(6,850)	—	5,116
Inventory	—	30,817	—	—	30,817
Broadcast rights	—	86,301	10,084	—	96,385
Future income taxes	—	33,542	(299)	—	33,243
Other	5,875	10,644	403	—	16,922

	10,782	490,388	37,610	—	538,780
Investment in Network TEN	—	107,210	—	—	107,210
Investment in equity accounted subsidiaries	1,308,781	—	—	(1,308,781)	—
Other investments	—	412,111	1	—	412,112
Broadcast rights	—	3,635	4,700	—	8,335
Due from parent and affiliated companies	3,773,446	(3,356,125)	(9,011)	—	408,310
Property, plant and equipment	—	663,802	25,373	—	689,175
Other assets	88,442	13,575	8,694	—	110,711
Intangibles	—	1,055,037	25,375	—	1,080,412
Goodwill	—	2,749,084	48,083	—	2,797,167

	5,181,451	2,138,717	140,825	(1,308,781)	6,152,212

Liabilities
Current liabilities
Bank loans and advances	—	28,999	—	—	28,999
Accounts payable	—	119,655	4,740	—	124,395
Accrued liabilities	27,061	221,246	10,683		258,990
Broadcast rights accounts payable	—	22,189	764	—	22,953
Deferred revenue	—	31,396	—	—	31,396
Current portion of long term debt	116,500	—	—	—	116,500

	143,561	423,485	16,187	—	583,233
Long term debt	2,892,563	(23,017)	37,981	—	2,907,527
Other accrued liabilities	—	88,543	266	—	88,809
Future income taxes	—	410,894	16,422	—	427,316

	3,036,124	899,905	70,856	—	4,006,885

Shareholder’s Equity
Equity instruments	1,280,094	437,110	1,370	(438,480)	1,280,094
Contributed surplus	132,953	26,097	106,856	(132,953)	132,953
Retained earnings	806,574	850,831	(39,189)	(811,642)	806,574
Cumulative foreign currency translation adjustments	(74,294)	(75,226)	932	74,294	(74,294)

	2,145,327	1,238,812	69,969	(1,308,781)	2,145,327

	5,181,451	2,138,717	140,825	(1,308,781)	6,152,212

Shareholder’s Equity in accordance with Canadian GAAP	2,145,327	1,238,812	69,969	(1,308,781)	2,145,327
Adjustments relating to pre-operating costs — net of tax of $2,277	—	—	(6,373)	—	(6,373)
Programming costs imposed by regulatory requirement on business combination net of tax of $774	—	(1,026)	—	—	(1,026)
Adjustment to goodwill resulting from retroactive equity accounting of WIC upon regulatory approval – net of tax of $nil	38,503	—	—	—	38,503
Reversal of amortization of goodwill related to future programming expenses, net of tax of nil	—	938	—	—	938
Adjustment to reflect losses on interest rate and cross currency swaps net of tax of $41,338	(52,676)	—	—	—	(52,676)
Equity accounted affiliates in trust net of tax of nil	—	(3,375)	—	—	(3,375)
Foreign exchange gain on US$ denominated debt net of tax of $404	514	—	—	—	514
Reclassification of junior subordinated notes to debt	(842,987)	—	—	—	(842,987)
Adjustment to reflect unrealized gain (loss) on other investments net of tax of $nil	—	(44,960)	3,102	—	(41,858)

Shareholder’s equity in accordance with U.S. GAAP	1,288,681	1,190,389	66,698	(1,308,781)	1,236,987

CanWest Media Inc.

Supplemental Consolidating Statement of Operations

For the Year Ended August 31, 2001

	CanWest Media Inc.	Consolidated	Non-guarantor	Elimination
	parent company	guarantors	subsidiaries	entries	Consolidated

	$000	$000	$000	$000	$000
Revenue	—	1,594,387	172,919	—	1,767,306
Operating expenses	—	828,224	137,291	—	965,515
Selling, general and administrative expenses	(913)	359,483	9,151	—	367,721

	913	406,680	26,477	—	434,070
Amortization of intangibles and goodwill	—	87,404	1,915	—	89,319
Amortization of property, plant and equipment	—	54,060	5,468	—	59,528
Other amortization	—	2,172	3,068	—	5,240

	913	263,044	16,026	—	279,983
Financing (expenses) income	69,974	(331,986)	(6,831)	—	(268,843)
Investment income and gains	—	28,630	—	—	28,630
Dividend income	—	2,952	—	—	2,952

	70,887	(37,360)	9,195	—	42,722
Provision for (recovery of) income taxes	29,630	(62,456)	5,546	—	(27,280)

Earnings before the following	41,257	25,096	3,649	—	70,002
Minority interest	—	(3,196)	—	—	(3,196)
Interest in earnings of Network TEN	—	52,567	—	—	52,567
Interest in earnings of equity accounted affiliates	56,425	(14,491)	—	(56,425)	(14,491)
Realized currency translation adjustments	—	(7,200)	—	—	(7,200)

Net earnings for the year	97,682	52,776	3,649	(56,425)	97,682
Retained earnings – beginning of year	755,549	753,870	5,257	(759,127)	755,549
Adjustment for the adoption of new accounting pronouncement	(329)	(3,910)	—	3,910	(329)
Dividends	—	48,095	(48,095)	—	—
Interest on junior subordinated debentures – net of tax of $29,812	(46,328)	—	—	—	(46,328)

Retained earnings – end of year	806,574	850,831	(39,189)	(811,642)	806,574

Net earnings in accordance with Canadian GAAP	97,682	52,776	3,649	(56,425)	97,682
Pre-operating costs net of tax of $1,175	—	—	3,337	—	3,337
Realization of currency translation adjustments net of tax of nil	—	7,200	—	—	7,200
Reversal of amortization of goodwill related to future programming expenses imposed by regulatory requirement on business combination, net of tax of nil	—	938	—	—	938
Programming costs imposed by regulatory requirement, net of tax of $774	—	(1,026)	—	—	(1,026)
Equity accounted affiliates in trust, net of tax of nil	—	(3,375)	—	—	(3,375)
Reclassification of interest on junior subordinated notes from equity net of tax of $29,812	(46,328)	—	—	—	(46,328)
Timing of tax rate enactment	—	14,832	—	—	14,832
Amortization of WIC goodwill adjustment resulting from retroactive equity accounting of WIC upon regulatory approval net of tax of nil	—	(1,576)	—	—	(1,576)

Net earnings in accordance with U.S GAAP	51,354	69,769	6,986	(56,425)	71,684
Amortization of goodwill and indefinite life intangibles net of tax of $11,975	—	61,591	1,915	—	63,506
Amortization of goodwill and indefinite life intangibles in equity accounted affiliates net of tax of nil	—	6,211	—	—	6,211

Net earnings in accordance with U.S GAAP adjusted to exclude amortization expense recognized in 2001	51,354	137,571	8,901	(56,425)	141,401

CanWest Media Inc.

Supplemental Consolidating Statement of Cash Flows

For the Year Ended August 31, 2001

	CanWest Media Inc.	Consolidated	Non-guarantor	Elimination
	parent company	guarantors	subsidiaries	entries	Consolidated

	$000	$000	$000	$000	$000
CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings for the year	97,682	52,776	3,649	(56,425)	97,682
Items not affecting cash
Amortization	6,583	149,945	8,600	—	165,128
Future income taxes	—	(89,476)	(7,530)	—	(97,006)
Interest in earnings of Network TEN	—	(52,567)	—	—	(52,567)
Interest in loss (earnings) of equity accounted affiliates	(56,425)	14,491	—	56,425	14,491
Minority interests	—	3,196	—	—	3,196
Realized translation adjustments	—	7,200	—	—	7,200
Write-off of deferred financing fees	17,900	—	—	—	17,900
Investment income and gains	—	(28,630)	—	—	(28,630)
Distributions from Network TEN	—	71,096	—	—	71,096

	65,740	128,031	4,719	—	198,490
Changes in non-cash operating accounts	(12,481)	(16,927)	21,661	—	(7,747)

	53,259	111,104	26,380	—	190,743

Investing Activities
Acquisitions	—	(2,007,291)	—	—	(2,007,291)
Other investments	—	52,090	(52,090)	—	—
Proceeds from sale of investments	—	64,045	—	—	64,045
Proceeds from divestitures	—	32,454	—	—	32,454
Purchase of broadcast facilities and licenses	—	(1,106)	(627)	—	(1,733)
Purchase of property, plant and equipment	—	(41,118)	(618)	—	(41,736)
Advances to parent and affiliated companies	(3,062,322)	2,851,733	60,525	—	(150,064)

	(3,062,322)	950,807	7,190	—	(2,104,325)

Financing Activities
Dividends paid	—	48,095	(48,095)	—	—
Issuance (repayment) of long-term debt	3,009,063	(1,166,721)	(10,730)	—	1,831,612
Net change in bank loans and advances	—	24,682	(943)	—	23,739

	3,009,063	(1,093,944)	(59,768)	—	1,855,351

Net change in cash	—	(32,033)	(26,198)	—	(58,231)
Cash — beginning of year	—	35,513	34,150	—	69,663

Cash — end of year	—	3,480	7,952	—	11,432

CanWest Media Inc.

Supplemental Consolidating Statement of Operations

For the Year ended August 31, 2000

	CanWest Media Inc.,	Consolidated	Non-guarantor	Elimination
	parent company	guarantors	subsidiaries	entries	Consolidated

	$000	$000	$000	$000	$000
Revenue	398,145	100,815	177,360	(56,051)	620,269
Operating expenses	215,459	79,430	152,629	(55,551)	391,967
Selling, general and administrative expenses	48,797	27,004	11,185	—	86,986

	133,889	(5,619)	13,546	(500)	141,316
Amortization of intangibles and goodwill	7,601	14,371	1,589	(3,484)	20,077
Amortization of property, plant and equipment	9,129	1,489	7,658	—	18,276
Other amortization	—	1,194	3,081	—	4,275

	117,159	(22,673)	1,218	2,984	98,688
Financing expenses	61,662	(7,191)	5,342	—	59,813
Investment income	—	(101,213)	—	—	(101,213)
Dividend income	(2,473)	(215)	—	—	(2,688)

	57,970	85,946	(4,124)	2,984	142,776
Provision for income taxes	20,791	14,702	6,264	—	41,757

Earnings before the following	37,179	71,244	(10,388)	2,984	101,019
Minority interest	—	—	2,174	—	2,174
Interest in earnings of Network TEN	—	72,194	—	—	72,194
Interest in earnings of other equity accounted affiliates	139,194	1,786	—	(138,694)	2,286
Realized currency translation adjustments	—	(1,300)	—	—	(1,300)

Net earnings for the year	176,373	143,924	(8,214)	(135,710)	176,373
Retained earnings — beginning of year	594,008	419,016	13,238	(432,254)	594,008
Adjustment for adoption of new accounting pronouncement	(15,161)	(20,122)	—	20,122	(15,161)

Retained earnings — end of year	755,220	542,818	5,024	(547,842)	755,220

Net earnings in accordance with Canadian GAAP	176,373	143,924	(8,214)	(135,710)	176,373
Pre-operating costs net of tax of $544	—	—	2,788	—	2,788
Tax rate change not enacted	—	(14,832)	—	—	(14,832)
Realization of currency translation adjustments net of tax of nil	—	1,300	—	—	1,300
Investment in WIC on an equity basis net of tax of $22,452	47,045	—	—	—	47,045

Net earnings in accordance with U.S. GAAP	223,418	130,392	(5,426)	(135,710)	212,674
Amortization of goodwill and indefinite life intangibles net of tax of $9,106	—	10,221	1,589	—	11,810
Amortization of goodwill and indefinite life intangibles in equity accounted affiliates net of tax of nil	—	4,225	—	—	4,225

Net earnings (loss) in accordance with U.S GAAP adjusted to exclude amortization expense recorded in 2000	223,418	144,838	(3,837)	(135,710)	228,709

CanWest Media Inc.

Supplemental Consolidating Statement of Cash Flows

For the Year Ended August 31, 2000

	CanWest Media Inc.	Consolidated	Non-guarantor	Elimination
	parent company	guarantors	subsidiaries	entries	Consolidated

	$000	$000	$000	$000	$000
CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings for the year	176,373	143,924	(8,214)	(135,710)	176,373
Items not affecting cash
Amortization	13,106	22,953	9,849	—	45,908
Future income taxes	6,897	(37,039)	5,062	—	(25,080)
Interest in earnings of Network TEN	—	(72,194)	—	—	(72,194)
Interest in earnings of equity accounted subsidiaries	(135,710)	—	(2,286)	135,710	(2,286)
Minority interests	1,738	(1,738)	(2,174)	—	(2,174)
Realized currency translation adjustments	—	1,300	—	—	1,300
Loss on write-down of program inventory	—	12,566	—	—	12,566
Gain on sale of other investments	—	(101,787)	—	—	(101,787)
Distributions from Network TEN	—	75,259	—	—	75,259

	62,404	43,244	2,237	—	107,885
Changes in non-cash operating accounts	(8,089)	33,902	(5,431)	—	20,382

	54,315	77,146	(3,194)	—	128,267

Investing Activities
Acquisitions	—	(465,727)	(52,092)	—	(517,819)
Proceeds from disposition of other investments	—	224,782	—	—	224,782
Other investments	(21,182)	(147,697)	49,425	—	(119,454)
Purchase of property and equipment	(22,649)	22,649	(8,228)	—	(8,228)
Advances to affiliated companies	(593,587)	66,009	(5,401)	272,507	(260,472)

	(637,418)	(299,984)	(16,296)	272,507	(681,191)
Financing Activities
Issuance (redemption) of capital stock	—	272,773	(266)	(272,507)	—
Issuance (repayment) of long-term debt	597,084	(8,569)	29,814	—	618,329
Net change in bank loans and advances	(8,671)	(20,554)	737	—	(28,488)

	588,413	243,650	30,285	(272,507)	589,841

Net change in cash	5,310	20,812	10,795	—	36,917
Cash — beginning of year	—	9,391	23,355	—	32,746

Cash — end of year	5,310	30,203	34,150	—	69,663

THE TEN GROUP PTY LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED AUGUST 31, 2002

(expressed in Australian dollars)

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
STATEMENTS OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 31 AUGUST 2002

		2002	2001	2000
	Note	$'000	$'000	$'000
Revenue from ordinary activities	2	667,012	664,157	556,635

Television costs		(446,110)	(401,061)	(357,080)
Out Of Home costs		(272,214)	(65,683)	—
Ventures costs		—	(31,099)	(4,413)
Borrowing costs	3(b)	(37,335)	(93,263)	(87,786)
Share of net profit of associates and joint ventures accounted
for using the equity method	26	916	588	—

Profit from ordinary activities before related income tax expense		(87,751)	73,639	107,356
Income tax expense relating to ordinary activities	4(a)	(70,530)	(23,822)	(33,559)

Net profit from ordinary activities after related income tax expense		(158,281)	49,817	73,797
Net (profit)/loss attributable to outside equity interests		29,790	5,451	—

Net profit attributable to members of the parent entity	24	(128,491)	55,268	73,797

Increase in asset revaluation reserve	23	751,400	—	—
Net exchange difference on translation of financial report of foreign controlled entities		(81)	18	—

Total changes in equity from non-owner related transactions attributable to the members of the parent entity		622,828	55,286	73,797

The above statements of financial performance should be read in conjunction with the accompanying notes.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
STATEMENTS OF FINANCIAL POSITION
AS AT 31 AUGUST 2002

		2002	2001
	Note	$'000	$'000
Current Assets
Cash	5	11,799	21,769
Receivables	6	116,124	103,251
Inventories	7	127,638	110,669
Current tax receivables	4(b)	63,716	11,234
Other	8	12,029	7,531

Total Current Assets		331,306	254,454

Non-Current Assets
Receivables	9	2,116	4,649
Inventories	12	1,565	1,590
Investments accounted for using the equity method	10	2,888	2,384
Other financial assets	11	2,553	19,050
Property, plant and equipment	13	84,779	75,829
Intangibles	14	1,159,707	624,655
Deferred tax assets	4(c)	8,270	2,708
Other	15	626	5,009

Total Non-Current Assets		1,262,504	735,874

Total Assets		1,593,810	990,328

Current Liabilities
Payables	16	159,958	225,596
Interest-bearing liabilities	17	29,247	28,292
Current tax liabilities	4(b)	—	—
Provisions	18	40,737	122,940

Total Current Liabilities		229,942	376,828

Non-Current Liabilities
Payables	19	26,521	20,532
Interest-bearing liabilities	20	510,111	344,256
Deferred tax liabilities	4(d)	32,042	8,456
Provisions	21	1,971	3,165

Total Non-Current Liabilities		570,645	376,409

Total Liabilities		800,587	753,237

Net Assets		793,223	237,091

Equity
Contributed equity	22	45,500	45,500
Reserves	23	752,266	947
Retained earnings	24	(4,468)	124,023

Total parent entity interest		793,298	170,470
Outside equity interests in controlled entities	30	(75)	66,621

Total Equity		793,223	237,091

     The above statements of financial position should be read in conjunction with the accompanying notes.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 31 AUGUST 2002

		2002	2001	2000
	Note	$'000	$'000	$'000
Cash and its equivalents
Cash at hand	5	65	69	59
Cash at bank	5	11,734	21,700	38,250
Bank overdraft	17	(1,791)	(1,084)	—

At end of period		10,008	20,685	38,309
At commencement of period		20,685	38,309	21,562

Net cash (outflow)/inflow for the year		(10,677)	(17,624)	16,747

Represented by:
Cash Flows from operating activities
Receipts from customers		745,199	610,972	584,687
Payments to suppliers and employees		(609,867)	(521,070)	(424,072)
Dividends received		346	1,959	1,849
Interest received		933	1,424	1,240
Interest paid		(25,503)	(18,897)	(3,094)
Income tax paid
General		(51,858)	(55,043)	(22,277)
Tax settlement		(36,158)	—	—

Net cash flow from operating activities	36	23,092	19,345	138,333

Cash Flows from financing activities
Dividend paid		(66,221)	(73,797)	(67,370)
Debenture interest paid		(66,221)	(73,797)	(67,370)
Debenture interest – withholding tax		(6,622)	(7,380)	(6,737)
Amounts paid re: Tax Dispute*		(16,972)	—	—
Bank loan
Drawdown		538,000	526,435	120,000
Repayment		(372,359)	(282,804)	(70,000)

Net cash flow from financing activities		9,605	88,657	(91,477)

Cash Flows from investment activities
Acquisition of property, plant and equipment		(25,490)	(23,120)	(20,027)
Proceeds on disposal of property, plant and equipment		326	13,282	1,313
Purchases of equity investments		—	—	(8,601)
Payment for controlled entities (net of cash acquired)	25(b)	(10,000)	(184,711)	—
Payment for Out of Home investments and site acquisitions		(6,361)	—	—
Payment for intangible licence rights		—	(1,000)	—
Sale of equity investments		142	91,682	134
Advances/(repayments)
Associated companies and joint ventures		11	(12,173)	—
Directors of controlled entities		(1,017)	1,017	—
Other related parties		(1,138)	(7,766)	—
Other		153	(2,837)	(2,928)

Net cash flow from investment activities		(43,374)	(125,626)	(30,109)

Net cash (outflow)/inflow for the year		(10,677)	(17,624)	16,747

*: Amount received from the ATO on 6 September 2002.

     The above statements of cash flows should be read in conjunction with the accompanying notes.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

1	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention except for certain assets which are at valuation. The accounting policies adopted are consistent with those of the previous year. Comparative information has been reclassified where appropriate to enhance comparability.

(a)	Principles of Consolidation
The consolidated financial statements incorporate the assets, liabilities and results of all entities controlled by the Ten Group Pty Limited (“the Company”) as detailed in Note 25 to the financial statements. The Ten Group Pty Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The financial statements of controlled entities are included from the date control commences until the date control ceases.

All inter-company transactions are eliminated in full. Outside equity interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

(b)	Income Tax
Tax effect accounting has been adopted, whereby income tax expense has been calculated on pre-tax accounting profits after adjustment for permanent taxation differences. The tax effect of timing differences which occur where items are assessed or deducted for income tax purposes in a period different to that for accounting, is shown in the Provision for Deferred Income Tax and Future Income Tax Benefit, as applicable, at taxation rates applicable when such timing differences are expected to reverse, to the extent that realisation of the Future Income Tax Benefit is considered beyond reasonable doubt. The Future Income Tax Benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation.

(c)	Receivables and Revenue Recognition
Revenue is recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Revenue from core operating activities consists of advertising and media revenues.

Advertising and media revenues are disclosed after making allowance for commissions paid to advertising agencies.

Collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off.

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

1	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Inventories

Television Program Rights
Television programs which are available for broadcast are recognised as an asset and stated at cost. Series programs are written off in full upon initial airing. Features are amortised over their estimated useful lives. The carrying values of television program rights are reviewed on a periodic basis and, where required, written down to their recoverable amount.

Television programs at balance date for which the telecast licence period has commenced or will commence in the succeeding year has been classified as a current asset.

Other inventories All other inventories are carried at the lower of cost and net realisable value.

(e)	Plant and equipment
Depreciation or amortisation is provided on fixed assets other than freehold land so as to write off the cost of the assets progressively over their estimated remaining useful lives. The straight line method of calculating depreciation is applied. The cost of the freehold land and buildings is supported by independent valuations conducted at least once every three years. Estimates of remaining useful lives are made on a regular basis for all assets. The expected useful lives are as follows:

	2002	2001	2000
Buildings	40 years	40 years	40 years
Plant and Equipment	3 to 10 years	3 to 10 years	3 to 10 years

The cost of leasehold improvements is amortised over the unexpired period of the lease or the estimated useful life of the improvement, whichever is the shorter.

(f)	Intangibles

Television Licences
Television licences are measured at fair value based on a directors’ valuation and are supported by an independent valuation received from Grant Samuel & Associates Pty Limited in October 2002. Revaluations are made with sufficient regularity to ensure that the carrying amount of television licences does not differ materially from fair value at the reporting date. Annual assessments are made by the directors, supplemented by independent assessments at least every three years. The revaluation increments are credited directly to the asset revaluation reserve.

The television licences continue to be subject to Government legislation and regulation by the Australian Broadcasting Authority (“ABA”). The Directors have no reason to believe that the licences will not be renewed in due course.

No amortisation is provided against these assets as the Directors believe that the television licences do not have a limited useful life.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

1	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)	Intangibles (continued)

Change in accounting policy for television licences
The policy of revaluation was adopted with effect from 31 August 2002. The previous policy was to carry television licences in the financial statements at cost. The new policy was adopted to provide more relevant information about the television licences.

The change in accounting policy resulted in an increase of $751,401,000 in the consolidated carrying amount of television licences as at 31 August 2002, with a corresponding increase in the consolidated asset revaluation reserve and consolidated total assets, net assets and total equity. The change had no effect on revenues or expenses in the statement of financial performance.

If the new accounting policy had always been applied, the carrying amount of the television licences in the 2001 financial statements would have been $1,077,823,131 and the asset revaluation reserve would have been $752,331,109. This means there would have been nil impact on the 2002 financial statements if this accounting policy had always been applied.

Other Licences Other licences represent capitalised outdoor site leases. These licences are being amortised on a straight line basis over the term of the site leases (approximately 20 to 40 years).

Goodwill
Goodwill represents the excess of the purchase consideration plus incidental costs over the fair value of the identifiable net assets acquired. Goodwill is being amortised on a straight line basis over 20 years.

Directors review goodwill at each reporting date and recognise it as an expense to the extent that future benefits are no longer probable.

(g)	Investments

Controlled entities Investments in controlled entities are carried in the Company’s financial statements at the lower of cost and recoverable amount.

Associates Investments in associates are carried in the Company’s financial statements at the lower of cost and recoverable amount.

Investments in associates are detailed in Note 26 and comprise those investments where the consolidated entity exercises significant influence but not control.

Information determined in accordance with the equity method of accounting is detailed in Note 26 to the financial statements in respect of material investments in associated companies. The consolidated entity’s equity accounted share of the associates’ net profit or loss is recognised in the consolidated statement of financial performance from the date significant influence commences until the date significant influence ceases.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

1	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Leases

Operating leases Operating leases are those leases under which the lessor effectively retains substantially all the risks and benefits incident to ownership of leased non-current assets.

Finance leases Finance leases are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease.

Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are expensed. Contingent rentals are expensed as incurred.

(i)	Recoverable Amount of Non-Current Assets Valued on Cost Basis
The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount the asset is written down to its recoverable amount. The write down is recognised as an expense in the reporting period in which it occurs. Where the net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets.

(j)	Payables
These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial period and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(k)	Employee Entitlements
Liabilities for wages and salaries and annual leave are recognised, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employees’ services up to that date.

A liability for long service leave and Indonesian statutory severance entitlements is recognised, and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels including related on-costs, experience of employee departures and periods of service.

(l)	Intercompany Loans
Loans between members of the consolidated entity have no specified terms of repayment but where it is unlikely that such amounts will be repayable within 12 months the advances have been included, as appropriate, in non-current assets or liabilities.

(m)	Cash For purposes of the Statement of Cash Flows, cash includes cash management deposits at call net of outstanding overdrafts.

(n)	Interest Bearing Securities
Interest bearing deposits and borrowings are stated at cost with interest income or expense brought to account in the periods to which they relate. Interest expense is accrued at the contracted rate and included in “Payables”.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

1	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Borrowing Costs
Borrowing costs are recognised as expenses in the period in which they are incurred. Borrowing costs include interest on bank overdrafts, finance lease charges, short-term and long-term borrowings and ancillary costs incurred in connection with arrangement of borrowings.

So as to hedge some or all of the financial exposure of the long-term borrowings at variable market determined interest rates, the consolidated entity enters into interest swap contracts. The costs of such contracts are brought to account in the periods to which they relate and are included in interest expense.

(p)	Program Development
The consolidated entity’s long term commitment to program planning and development requires significant expenditure on an infrequent basis. Accordingly, where appropriate, amounts are set aside as a charge against revenue to reflect more properly the ongoing nature of these expenses in the periods in which they accrue.

(q)	Acquisition of Assets
The cost method of accounting is used for all acquisitions of assets, regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the rate at which a similar borrowing could be obtained under comparable terms and conditions.

A liability for restructuring costs is recognised as at the date of acquisition of an entity or part thereof when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

(r)	Foreign Currency Translation

(i) Transactions
Foreign currency transactions are translated at the rate applicable at the date of the transaction. At balance date amounts payable and receivable are translated at rates of exchange current at that date. All realised and unrealised currency translation gains and losses are brought to account in the statement of financial performance.

(ii) Translation of Controlled Foreign Entities
The assets and liabilities of foreign operations, including associates and joint ventures, that are self-sustaining are translated at the rates of exchange ruling at balance date. Equity items are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

2	REVENUE FROM ORDINARY ACTIVITIES

	2002	2001	2000
	$’000	$’000	$’000
Revenue from Operating Activities
Provision of services	665,555	551,174	549,844

Revenue from Outside the Operating Activities
Dividends
Other	66	5,702	4,239
Interest
Other	923	1,354	1,240
Gross proceeds on sale of listed investments	142	92,645	—
Gross proceeds on sale of property, plant and equipment	326	13,282	1,312

Total Revenue from Ordinary Activities	667,012	664,157	556,635

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

3      (LOSS)/PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE

		2002	2001	2000
	Note	$’000	$’000	$’000
(a) Individually significant items included in profit from ordinary activities before related income tax expense
Write down of goodwill and other charges		(178,421)	(3,711)	—
Net profit on sale of listed investments		—	58,626	—
Net profit on sale of land and buildings		—	6,989	—
Writeoff of capitalised costs		(3,493)	—	—
Write down of unlisted online investments		—	(26,877)	—
Write down of listed investments		(16,522)	(2,366)	—
Restructure and relocation costs		—	(2,779)	—

		(198,436)	29,882	—

(b) (Loss)/Profit from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items:
Net profit on sale of property, plant and equipment		(317)	(17)	77
Net profit on sale of investments		(142)	—	—
Foreign currency losses – realised		27	—	50
Net bad and doubtful debts, including movements in provision for doubtful debts		794	(14)	(469)
Operating lease rentals
Minimum lease payments		49,134	39,548	16,441
Contingent rental expense		6,112	6,185	—
Borrowing costs
Subordinated debentures	33	6,825	71,271	81,998
Other		30,530	21,992	5,788

		37,355	93,263	87,786

Depreciation and amortisation of property, plant & equipment
Plant and equipment		15,722	9,359	5,132
Leasehold improvements		161	75	43
Buildings		253	252	261
Leased plant and equipment		117	995	—

Amortisation
Goodwill		10,043	9,342	—
Other intangibles		711	501	—
Capitalised digital costs		1,543	1,019	—

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

4            INCOME TAX

	2002	2001	2000
	$’000	$’000	$’000
(a) Income tax expense

The prima facie tax payable at 30% (34% 10 months to June 2001; 30% 2 months to August 2001) (2000: 36% 10 months to June 2000; 34% 2 months to August 2000) on the profit from ordinary activities is reconciled to income tax expense as follows:

(Loss)/Profit from ordinary activities before related income tax expense	(87,751)	73,639	107,356

Prima facie tax payable	(26,326)	24,298	38,323
Increase in income tax expense is due to:
Non-recurring tax settlement expenses	36,158	—	—
Non deductible expenditure
Amortisation	3,226	3,248	—
Writedown of goodwill	51,735	—	—
Writedown of listed investments	4,957	710	—
Other	1,356	875	—
Tax rate change	—	—	279
Prior year adjustments	—	553	—
Decrease in income tax expense is due to:
Non assessable income	—	—	(829)
Prior year adjustments	(576)	—	(2,688)
Dividend rebate	—	(1,478)	(1,526)
Benefit of tax losses of prior years recouped	—	(1,421)	—
Tax rate change	—	(2,963)	—

Income tax expense attributable to profit from ordinary activities	70,530	23,822	33,559

Income tax expense attributable to profit from ordinary activities comprises:
Non-recurring tax settlement expense	36,158	—	—
Provision for tax	16,766	(1,228)	42,004
Movement in deferred tax balances	18,023	24,935	(8,445)
Prior year underprovision	(417)	115	—

	70,530	23,822	33,559

(b) Current tax (receivables) / liabilities
Provision for income tax	(63,716)	(11,234)

(c) Deferred tax assets
Future income tax benefit
Future income tax benefit comprises:
Timing differences	8,270	2,708
Items with common maturity offset against provision for deferred income tax	—	—

	8,270	2,708

(d) Deferred tax liabilities
Provision for deferred income tax
Provision for deferred income tax comprises:
Timing differences	32,042	8,456
Items with common maturity offset against future income tax benefit	—	—

	32,042	8,456

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

4    INCOME TAX (continued)

The future income tax benefit shown in Note 4(c) includes $4.4m attributable to tax losses.

	2002	2001	2000
	$'000	$'000	$'000
The potential future income tax benefit relating to tax losses not brought to account is:	1,071	429	—

The benefit for tax losses will only be obtained if:

(i)	The consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii)	the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

		2002	2001
	Note	$'000	$'000
5 CASH

Cash on hand		65	69
Cash at bank		11,734	21,700

	31	11,799	21,769

6    RECEIVABLES (CURRENT)

Trade debtors		127,426	112,602
Provision for doubtful debts and advertising credits		(11,677)	(10,032)

		115,749	102,570

Loans and advances
Associated companies	33	2	2
Directors of controlled entities	33	—	17
Other		373	662

		375	681

	31	116,124	103,251

7    INVENTORIES (CURRENT)

Program rights	126,503	109,106
Other inventories	1,135	1,563

	127,638	110,669

8    OTHER ASSETS (CURRENT)

Prepayments and sundry debtors	12,029	6,017
Capitalised costs	—	1,514

	12,029	7,531

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

		2002	2001
	Note	$'000	$'000
9 RECEIVABLES (NON-CURRENT)

Other receivables		—	81
Loans and advances
Associated companies	33	791	681
Joint venture entities	33	—	138
Related entities	33	—	665
Directors of controlled entities	33	350	350
Other		975	2,734

	31	2,116	4,649

10    INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Associates	26, 33	2,888	2,384

11    OTHER FINANCIAL ASSETS

Investments in listed securities
Cost		16,522	18,888
Provision for diminution		(16,522)	(2,366)

		—	16,522

Investments in unlisted securities
Associated companies	33	2,119	2,119
Other		434	409

		2,553	19,050

12    INVENTORIES (NON-CURRENT)

Program rights	1,565	1,590

13    PROPERTY, PLANT AND EQUIPMENT

Freehold land
At cost	5,188	5,135

	5,188	5,135

Freehold buildings
At cost	9,461	9,016
Accumulated depreciation	(1,748)	(1,495)

	7,713	7,521

Leasehold improvements
At cost	3,414	1,580
Accumulated amortisation	(549)	(388)

	2,865	1,192

Plant and equipment
At cost	159,237	137,320
Accumulated depreciation	(94,830)	(80,062)

	64,407	57,258

Leased Plant and Equipment
At cost	6,541	6,541
Accumulated amortisation	(1,935)	(1,818)

	4,606	4,723

Total property, plant and equipment
Net book value	84,779	75,829

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

13  PROPERTY, PLANT AND EQUIPMENT (continued)

2002
$'000
Reconciliations
Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

Freehold land
Balance at beginning of year	5,135
Additions	53

Balance at end of year	5,188

Freehold buildings
Balance at beginning of year	7,521
Additions	445
Depreciation	(253)

Balance at end of year	7,713

Leasehold improvements
Balance at beginning of year	1,192
Additions	1,834
Amortisation	(161)

Balance at end of year	2,865

Plant and equipment
Balance at beginning of year	57,258
Additions	23,155
Disposals	(284)
Depreciation	(15,722)

Balance at end of year	64,407

Leased plant and equipment
Balance at beginning of year	4,723
Amortisation	(117)

Balance at end of year	4,606

			2002	2001
	Note		$'000	$'000
14 INTANGIBLES

Television licences – cost	1	(f)	1,077,822	326,422

Other Licences – cost			29,500	42,117
Accumulated amortisation			(1,200)	(501)

			28,300	41,616

Goodwill – cost			245,421	265,959
Writedown of goodwill			(172,451)	—
Accumulated amortisation			(19,385)	(9,342)

			(53,585)	256,617

			1,159,707	624,655

15  OTHER ASSETS (NON-CURRENT)

Capitalised costs	—	3,522
Other	626	1,487

	626	5,009

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

	2002	2001
Note	$'000	$'000

16    PAYABLES (CURRENT)

Trade creditors		145,430	143,973
Unearned income		4,135	3,853
Loans from
Directors of controlled entities	33	—	1,034
Other		—	2,750
Accrued interest
Related entity	33	6,825	72,835
Other		3,568	1,151

	31	159,958	225,596

17    INTEREST-BEARING LIABILITIES (CURRENT)

Bank loans	31	23,000	1,436
Bank overdraft	31	1,791	1,084
Commercial bills	31	3,000	24,565
Lease liabilities	29, 31	987	1,207
Other loans		469	—

		29,247	28,292

18  PROVISIONS (CURRENT)

Dividend	31, 38	—	66,221
Employee entitlements		13,234	11,343
Restructuring		—	1,974
Surplus lease space		441	657
Deferred Settlement		3,000	14,743
Other		24,062	28,002

		40,737	122,940

19    PAYABLES (NON-CURRENT)

Trade creditors		26,256	20,075
Loans
Related entities		265	—
Other		—	457

	31	26,521	20,532

20    INTEREST-BEARING LIABILITIES (NON-CURRENT)

Bank loan	31	460,000	295,000
Debentures
Subordinated	31, 33	45,500	45,500
Convertible	31, 33	45	45
Lease liabilities	29, 31	4,566	3,711

		510,111	344,256

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

2002	2001
$'000	$'000

21    PROVISIONS (NON-CURRENT)

Employee entitlements	1,971	2,313
Other	—	852

	1,971	3,165

22    CONTRIBUTED EQUITY

Paid up capital
455,000,000 ordinary shares fully paid (2001: 455,000,000)	45,500	45,500

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

23    RESERVES

Asset revaluation	752,329	929
Foreign currency translation	(63)	18

	752,266	947

Movements during the year
Asset revaluation
Balance at beginning of year	929	929
Increment on revaluation of television licences	751,400	—

Balance at end of year	752,329	929

Foreign currency translation
Balance at beginning of year	18	—
Net translation adjustment	(81)	18

Balance at end of year	(63)	18

Nature and purpose of reserves

Asset Revaluation
 The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation to independent valuations in 1995 of land and buildings and a Directors’ valuation of television licences in 2002.

Foreign currency translation
 The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, as disclosed in accounting policy note 1(r)(ii).

24    RETAINED EARNINGS

Retained earnings at beginning of year	124,023	134,976
Net profit attributable to members of the parent entity	(128,491)	55,268
Dividends proposed	—	(66,221)

Retained earnings at end of year	(4,468)	124,023

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

25  CONTROLLED ENTITIES

	Ordinary Share
	Consolidated Entity
	Interest

	2002	2001
	%	%
(a) Particulars in relation to controlled entities
Parent entity
The Ten Group Pty Limited
Controlled entities
Ten Pay TV Pty Limited (i)	100	100
Network Ten Pty Limited (i)	100	100
Network Ten (Sydney) Pty Limited (i)	100	100
Network Ten (Melbourne) Pty Limited (i)	100	100
Network Ten (Brisbane) Pty Limited (i)	100	100
Television & Telecasters (Properties) Pty Limited (i)	100	100
Network Ten Nominees Pty Limited	100	100
Caprice Pty Limited (i)	100	100
Network Ten (Adelaide) Pty Limited (i)	100	100
Chartreuse Pty Limited (i)	100	100
Network Ten (Perth) Pty Limited (i)	100	100
Ten Ventures Pty Limited	100	100
Ten Online Pty Limited	100	100
Eye Corp Pty Limited	100	60
Eye Corp Australia Pty Limited (ii)	100	60
Eye Fly (Sydney) Pty Limited (ii)	100	60
Eye Drive Sydney No. 2 Pty Limited (ii)*	100	60
Pimington Pty Limited (ii)*	100	60
Olympic Murals 2000 Pty Limited (ii)*	100	60
Boyd Outdoor Advertising Pty Limited (ii)*	100	60
Eye Digital Pty Limited (ii)	100	60
NLD Pty Limited (ii)	100	60
Australian Airport Advertising Pty Limited (ii)	100	60
Eye Corp Airport Advertising Pty Limited (ii)	100	60
Eye Drive Sydney Pty Limited (ii)	100	60
NLD Mall Media Pty Limited (ii)	100	60
Eye Nex Corp Pty Limited (ii)	100	60
Eye Corp Asia Limited	100	60
Eye Corp Limited	100	60
PT Netra Estha Muda	95	57
PT Agung Bali	67	41
PT Eye Corp (iii)	—	—
Eye Corp Media Pty Limited (ii)	100	60
Adval Holdings Pty Limited (ii)	100	60
Adval Australia Pty Limited (ii)	100	60

All the above controlled entities are incorporated in Australia, except for the following:

-	Eye Corp Asia Limited (incorporated in Mauritius);
-	Eye Corp Limited (incorporated in Myanmar); and
-	PT Netra Estha Muda, PT Agung Bali and PT Eye Corp (incorporated in Indonesia).
(i)	Refer to Note 37 for details of The Ten Group Pty Limited Deed of Cross Guarantee.
(ii)	Refer to Note 37 for details of the Eye Corp Pty Limited Deed of Cross Guarantee.
(iii)	Eye Corp Asia Limited has a 100% beneficial ownership interest in PT Eye Corp.

*: In liquidation

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

25 CONTROLLED ENTITIES (continued)

(b)	Acquisition of controlled entities
During the financial year the Ten Group Pty Limited acquired the remaining 40% of the voting shares of Eye Corp Pty Limited and its controlled entities. During the previous financial year, the Ten Group Pty Limited purchased 60% of the voting shares of Eye Corp Pty Limited and its controlled entities. Details of the acquisitions are as follows:

	2002	2001
	$’000	$’000
Fair value of net assets of entity acquired:
Property, plant and equipment	8,990	21,914
Future income tax benefit	2,752	2,924
Cash assets	—	5,235
Inventories	480	1,249
Trade debtors	5,622	17,892
Investments	1,167	1,825
Intangibles	29,874	26,500
Other assets	3,677	5,377
Bank overdraft	(215)	—
Bank loans- secured	(9,200)	(25,522)
Trade creditors	(7,955)	(33,339)
Net loans payable	(20,194)	(24,723)
Other provisions	(4,998)	(19,005)

	10,000	(19,673)
Outside equity interests at acquisition	—	71,956

	10,000	(91,629)
Goodwill on acquisition	—	281,575

Consideration (cash)	10,000	189,946

	2002	2001
	$’000	$’000
Consideration	10,000	189,946
Cash acquired	—	(5,235)

Outflow of cash	10,000	184,711

26    INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	2002	2001
	$’000	$’000
Share of net profits accounted for using the equity method included in the statement of financial performance Associates	916	588

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

26      INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (Continued)

Investments in equity accounted associates

					Consolidated Amount of
			Ownership interest		investment
	Principal	Balance	2002	2001	2002	2001
Name	Activity/Note	date	%	%	$’000	$’000

Held by Eye Corp Pty Limited Big Tree Sdn Bhd	(i )	31 Dec	30	30	2,888	2,384

The principal activities of the associated companies are:

(i)	Outdoor advertising

	2002	2001
	$'000	$'000
Results of associates
Share of associates’ profit from ordinary activities before income tax expense	1,390	846
Share of associates’ income tax expense relating to profit from ordinary activities	(474)	(258)

Share of associates’ net profit	916	588

Share of post-acquisition retained profits and reserves attributable to associates
Retained profits
Share of associates’ retained profits at beginning of year	588	—
Share of associates’ net profits accounted for using the equity method	916	588

Share of associates’ retained profits at end of year	1,504	588

Foreign Currency Translation Reserve
Share of associates’ reserve at beginning of year	21	—
Share of increment in associates’ reserve	(128)	21

Share of associates’ asset revaluation reserve at end of year	(107)	21

Movements in carrying amount of investments
Carrying amount at the beginning of the financial year	2,384	—
Investments in associates acquired during the year	—	1,775
Share of associates’ net profit	916	588
Dividends received/receivable	(284)	—

	3,016	2,363
Share of increment in associates’ asset revaluation reserves	(128)	21

Carrying amount at the end of the financial year	2,888	2,384

Summary financial position of associates
The consolidated entity’s share of aggregate assets and liabilities of associates is as follows:

Current assets	1,459	1,198
Non-current assets	3,645	3,585

Total assets	5,104	4,783

Current liabilities	(2,216)	(2,399)
Non-current liabilities	—	—

Total liabilities	(2,216)	(2,399)

Net assets	2,888	2,384

There were no commitments or contingencies in respect of associates at the end of the financial year.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

27 DIRECTORS’ REMUNERATION

			2002	2001	2000
			$’000	$’000	$’000
Income paid or payable, or otherwise made available, to Directors of the Company and controlled entities by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities.			4,835	2,453	1,247

			2002	2001	2000
The number of Directors of the Company whose income from the Company or any related party falls within the following bands:
$’000		$’000
0	—	10	2	6	6
10	—	20	7	8	7
20	—	30	2	—	—
30	—	40	1	—	—
50	—	60	1	—	—
150	—	160	—	—	1
190	—	200	—	1	—
590	—	600	1	—	—
970	—	980	—	—	1
1,160	—	1,170	—	1	—
1,180	—	1,190	1	—	—
1,320	—	1,330	1	—	—

28 AUDITORS’ REMUNERATION

			2002	2001	2000
			$’000	$’000	$’000
Audit and other assurance services:
Auditors of the Company – PwC
- Audit or review of financial reports			434	266	161
- Other audit related work			98	40	—
- Other assurance services			292	576	—

			824	882	161

Other services:
Auditors of the Company – PwC
- Advisory services			23	80	65
- Taxation			745	508	472

			768	588	537

			1,592	1,470	698

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

29      COMMITMENTS

		2002	2001
	Note	$'000	$'000

(a) Capital expenditure commitments
Amounts contracted but not provided for:
No later than one year		4,166	6,993
Later than one year and not later than five years		—	820

		4,166	7,813

(b) Program expenditure commitments
Amounts contracted but not provided for:
No later than one year		77,767	57,707
Later than one year and not later than five years		13,721	58,544

		91,488	116,251

(c) Non-cancellable Operating lease commitments
Minimum lease payments contracted but not provided for:
No later than one year		39,643	46,829
Later than one year and not later than five years		91,274	127,694
Later than five years		34,246	50,988

		165,163	225,511

(d) Finance lease commitments
Finance lease commitments are payable:
No later than one year		1,370	1,257
Later than one year and not later than five years		4,579	3,777

		5,949	5,034
Less: Total future minimum sub lease payments receivable		396	116

		5,553	4,918

Represented by:
Current	17	987	1,207
Non-current	20	4,566	3,711

		5,553	4,918

(e)   Superannuation
The consolidated entity contributes superannuation benefits to numerous, but solely accumulation-type superannuation funds including personal, award based and the company administered fund at various percentages of salary pursuant to employee contracts and statutory obligations.

The assets of the company administered fund are at all times sufficient to satisfy all benefits that would have been payable in the event of the termination of the fund, and voluntary or compulsory termination of employment by each employee.

30      OUTSIDE EQUITY INTERESTS

	2002	2001
	$'000	$'000
Outside equity interests in controlled entities comprise:
Interest in share capital	104	72,922
Interest in reserves	(3)	12
Interest in retained profits at the end of the financial year	(176)	(6,313)

Total outside equity interests	(75)	66,621

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

31 FINANCIAL INSTRUMENTS

		Floating
		interest	1 year or		More than	Non-interest
		rate	less	1 to 5 years	5 years	bearing	Total
	Note	$’000	$’000	$’000	$’000	$000	$000

2002
Financial assets
Cash	5	11,734	—	—	—	65	11,799
Receivables	6,9	—	—	—	—	118,240	118,240
Investments	11	—	—	—	—	434	434

		11,734	—	—	—	118,739	130,473

Financial liabilities
Payables	16,19	—	—	—	—	186,479	186,479
Bank overdrafts and loans	17,20	484,791	—	—	—	—	484,791
Commercial bills	17	3,000	—	—	—	—	3,000
Subordinated debentures	20	45,500	—	—	—	—	45,500
Convertible debentures	20	45	—	—	—	—	45
Lease liabilities	17,20	—	987	4,566	—	—	5,553

		533,336	987	4,566	—	186,479	725,368

Net financial assets (liabilities)		(521,602)	(987)	(4,566)	—	(67,740)	(594,895)

Interest rate swaps *		—	50,000	165,000	50,000	—	265,000

Weighted average interest rate							5.8%

2001
Financial assets
Cash	5	21,700	—	—	—	69	21,769
Receivables	6,9	—	—	—	—	107,900	107,900
Investments	11	—	—	—	—	16,931	16,931

		21,700	—	—	—	124,900	146,600

Financial liabilities
Payables	16,19	—	—	—	—	246,128	246,128
Bank overdrafts and loans	17,20	297,520	—	—	—	—	297,520
Commercial bills	17	24,565	—	—	—	—	24,565
Subordinated debentures	20	45,500	—	—	—	—	45,500
Convertible debentures	20	45	—	—	—	—	45
Lease liabilities	17,20	—	1,207	3,711	—	—	4,918
Dividends payable	18	—	—	—	—	66,221	66,221

		367,630	1,207	3,711	—	312,349	684,897

Net financial assets (liabilities)		(345,930)	(1,207)	(3,711)	—	(187,449)	(538,297)

Interest rate swaps *		—	25,000	125,000	50,000	—	200,000

Weighted average interest rate							5.3%

*	Notional principal amounts

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

31      FINANCIAL INSTRUMENTS (Continued)

The terms and conditions of financial instruments at balance date are:

		Facility
	Security	$'000	Period to Maturity
Bank loan	Unsecured	700,000	3 years
Commercial Bills	Secured	3,000	91 days – Note (iii)
Bank Loan	Secured	23,000	Rolling 7 day term – Note (iii)
Bank overdraft	Secured	2,500	On demand – Note (iii)
Subordinated debentures	Unsecured	45,500	41 years – Note (i)
Convertible debentures	Unsecured	45	36 years – Note (ii)
Swap contracts	Unsecured	265,000	Up to 9 years

Notes:
(i)	The 45,500,000 subordinated debentures of $1 each fully paid have a base interest rate of 15%. The rate of interest paid will be adjusted to the rate of dividend distribution (grossed up for Australian non- resident interest withholding tax to the extent such dividends are franked) should the dividend distribution amount exceed the base rate in any year. An equivalent amount of interest is also payable in the same proportion to any additional dividend distributions that may be paid from retained earnings. The notes cannot be redeemed until 30 December 2042, except to the extent that convertible debentures have to be converted.

Since inception of the subordinated debentures, The Ten Group Pty Limited, has claimed a tax deduction for the interest paid on the debentures each year. As part of the settlement reached with the Australian Taxation Office during the year, The Ten Group Pty Limited will receive debenture interest tax deductions until 30 June 2004.

(ii)	The 455,000 convertible debentures of $1.01 each partly paid to 10 cents have a market linked interest rate and can each be converted to 1,000 ordinary shares at the option of the debenture holder in certain circumstances within 45 years from date of issue.

(iii)	The Eye Corp Pty Limited consolidated entity has granted a fixed and floating charge over all assets as security for the commercial bills, bank loan and bank overdraft.

Off-balance sheet financial assets and liabilities:

Except for the interest rate swap contracts, the consolidated entity has no other off-balance sheet financial assets and liabilities.

Interest rate risk exposures:

The consolidated entity enters into interest rate swaps to manage cash flow risks associated with the interest rates on borrowings that are floating. Interest rate swaps allow the consolidated entity to swap floating rate borrowings into fixed rates.

Credit risk exposures:

The credit risk on financial assets of the consolidated entity which have been recognised in the balance sheet is the carrying amount, net of any provisions for doubtful debts.

Net fair value of financial assets and liabilities:

The net fair value of financial assets and liabilities of the consolidated entity is their carrying value. For equity investments, the net fair value is an assessment by the Directors based on any special circumstances pertaining to a particular investment.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

32      EMPLOYEE ENTITLEMENTS

	2002	2001
	$'000	$'000
Number of employees
Number of employees at year end	1,289	1,243

The Ten Executive Option Plan

The Ten Executive Option Plan involves the issue of options in Ten Network Holdings Limited to executives and senior management of the Company and its controlled entities. The total number of options that may be issued have been limited to 5% of the issued capital of The Ten Group Pty Limited. At balance date total options issued amounted to 17,855,000. A total of 3,125,000 of these options are exercisable subject to performance hurdles at a price of $1.92 per share over the following year. A total of 4,475,000 of these options are exercisable subject to performance hurdles at a price of $2.11 per share over the following three years. A total of 500,000 of these options are exercisable subject to performance hurdles at a price of $2.09 per share over the following four years. A total of 1,505,000 of these options are exercisable subject to performance hurdles at a price of $2.41 per share over the next four years. A total of 750,000 of these options are exercisable subject to performance hurdles at a price of $2.25 per share over the next five years. A total of 7,500,000 of these options are exercisable on certain nominated dates at a price of $1.90 per share over the next ten years. All issued options are also subject to various vesting date arrangements. As of the date of this report, 8,127,000 options may be exercised, due to hurdle and vesting date preconditions having been met. As of the date of this report no options have been converted into shares.

Directors have had regard to the particular capital structure of the Company and Ten Network Holdings Limited and have implemented arrangements to ensure that dilution arising from the issue of new shares in Ten Network Holdings Limited under the terms of the Plan are matched at the Company level.

The Ten Employee Award Plan

This plan was established as a reward and incentive plan for employees of The Ten Group Pty Limited and its controlled entities. A controlled entity contributed $1,000 per employee in 1998 for the on-market purchase of shares of Ten Network Holdings Limited on behalf of each employee. Although the shares are registered in the name of each employee, these shares are restricted from being traded for a period of three years from the date of grant, except for the termination of the employee or hardship circumstances. The plan is also designed to accommodate further contributions by The Ten Group Pty Limited and its controlled entities, however there is no commitment by the Company to make future contributions.

The Ten Employee Savings Plan

The Ten Employee Savings Plan was established as a mechanism for employees of the Company and its controlled entities for the purchase of shares in Ten Network Holdings Limited. Employees may set aside amounts from their remuneration and reward arrangements for the on-market purchase of such shares.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

33      RELATED PARTY INFORMATION

		2002	2001
	Note	$’000	$’000
Ownership interest in related entities
Associated companies – equity accounted	10,26	2,888	2,384
– other	11	2,119	2,119

		5,007	4,503

Dividends
Dividends to controlling entities		—	55,424

Amounts receivable from/(payable to) related entities
Associated companies
Receivable	6,9	793	683

Joint venture entities
Receivable	9	—	138

Related entities
Receivable	9	—	665
Payable	16	(6,825)	(72,835)
Subordinated debentures	20	(45,500)	(45,500)
Convertible debentures	20	(45)	(45)

		(52,370)	(117,715)

The amount of interest ultimately payable is dependent on the amount of any dividend paid.

Financial transactions with related entities

		Nature of transaction at normal
Entity's name	Note	commercial terms

Between controlled entities:
Network Ten Pty Limited	2	Interest on loans $26.4m (2001-$26.4m)
Eye Corp Pty Limited	2	Interest on loans $3.2m (2001-$0.8m)
Eye Corp Pty Limited		Purchase of Out-of-Home advertising by Network Ten Pty Limited of $0.7m (2001- $nil)
Eye Corp Pty Limited		Rental income charged by Network Ten Pty Limited, Network Ten (Adelaide) Pty Limited, and Network Ten (Perth) Pty Limited of $0.2m (2001- $nil)
Network Ten Pty Limited	3	Debt collection fee revenue of $79.4m (2001- $nil) Management fees of $425.9m (2001-$296.2m)
Network Ten (Adelaide) Pty Limited	3	Debt collection fee revenue of $10.1m (2001- $nil) Management fees of $29.9m (2001-$15.9m)
Network Ten (Perth) Pty Limited	3	Debt collection fee revenue of $13.2m (2001- $nil) Management fees of $36.2m (2001-$18.7m)
With related entities:
CanWest Global Communications Corp. (Group)	3	Interest on subordinated and convertible debentures $6.8m (2001-$71.3m)

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

33      RELATED PARTY INFORMATION (Continued)

Contracts with Directors

During the financial year, Competitive Foods Australia Limited entered into agreements in respect of the purchase of television airtime (through an advertising agency) from a controlled entity on normal commercial terms and conditions. Mr JJ Cowin, a Director of the Company, is Chairman of, and has a substantial interest in, Competitive Foods Australia Limited.

Also during the financial year, Investec Wentworth Pty Limited provided the consolidated entity with corporate consultancy services on normal commercial terms and conditions. Mr GH Levy, a Director of the Company, is a director of Investec Wentworth Pty Limited.

Loans to/from Directors

Loans to Directors of controlled entities disclosed in Notes 6 and 9 are secured and mature in two years or on the date of employment termination. No interest is payable on the loans and there have been no repayments in the current period.

Loans provided by Directors disclosed in Note 16 have been provided on normal terms and conditions.

Network Agreements

The Company has networking agreements with a number of its controlled entities whereby advertising revenues derived by those controlled entities are assigned to the Company. Revenues assigned by those controlled entities totalled $513.3m (2001: $438.9m). Management fees payable by the Company to controlled entities under the agreements totalled $492.1m (2001: $330.8m). Debt collection fees are also collected by the Company totalling $102.7m (2001: $nil).

Controlling Entities

The ultimate parent entity in the wholly owned group is The Ten Group Pty Limited. The ultimate parent entity is Ten Network Holdings Limited, a company listed on the Australian Stock Exchange, which at 31 August 2002 had a beneficial interest of 83.73% (2001:83.70%) and an economic interest of 41.865% (2001:41.85%).

34      CONTINGENT LIABILITIES

General

As part of its normal operations as a television broadcaster, the consolidated entity has received writs for defamation and various claims for damages. At balance date, the aggregate of all such claims will not give rise to any material liability.

Details and estimates of other maximum amounts of contingent liabilities are as follows:

	2002	2001
	$'000	$'000
Unsecured guarantees by the parent entity and consolidated entity in respect of leases of controlled entities	39,053	46,419
Secured guarantees by a controlled entity, Eye Corp Pty Limited, in respect of leases of certain of its controlled entities. The guarantees are secured by a fixed and floating charge over all assets of the Eye Corp Pty Limited consolidated entity	1,768	21,072

	40,821	67,491

No material losses are anticipated in respect of any of the above contingent liabilities.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

35      SEGMENT INFORMATION

Business Segments

The consolidated entity is organised into the following divisions by service type.

Television

Operation of commercial television licences TEN-10 (Sydney), ATV-10 (Melbourne), TVQ-10 (Brisbane), ADS-10 (Adelaide) and NEW-10 (Perth).

Out Of Home

Advertising media outside the home environment.

Ventures

Investments in the online industry.

Geographical segments

The consolidated entity operates principally within Australia.

Inter-segment transactions

Segment revenues, expenses and results include transactions between segments. Such transactions are priced on an “arms-length” basis and are eliminated on consolidation.

Primary reporting – business segments

				Eliminations/
	Television	Out Of Home	Ventures	Unallocated	Consolidated
2002	$’000	$’000	$’000	$’000	$’000

Revenue
Sales to external customers	587,453	78,102	—	—	665,555
Inter-segment sales	171	667	—	(838)	—

Total sales revenue	587,624	78,769	—	(838)	665,555
Other revenue	1,172	143	142	—	1,457

Total revenue	588,796	78,912	142	(838)	667,012

Result
Segment result before non-recurring items	161,095	(15,036)	142	—	146,201
Non-recurring items	(20,015)	(178,421)	—	—	(198,436)

Segment result	141,080	(193,457)	142	—	(52,235)
Share of associates’ profit/(loss)					916
Borrowing costs					(37,355)
Interest revenue					923

Profit (loss) before tax					(87,751)
Income tax expense (includes non-recurring tax settlement expenses of $36.2m)					(70,530)

Net profit (loss)					(158,281)

Depreciation and amortisation	12,496	16,054	—	—	28,550
Other non-cash expenses	16,522	169,540	—	—	186,062

Assets
Segment assets	1,451,437	137,366	—	—	1,588,803
Investments in associates	2,119	2,888	—	—	5,007

Consolidated total assets					1,593,810

Liabilities
Segment liabilities	731,547	69,040	—	—	800,587

Acquisitions of non-current assets	20,509	5,004	—	—	25,513

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

35      SEGMENT INFORMATION (continued)

	Television	Out Of Home	Ventures	Consolidated
2001	$’000	$’000	$’000	$’000

Revenue
Sales to external customers	501,823	49,359	—	551,182
Inter-segment sales	—	—	—	—

Total sales revenue	501,823	49,359	—	551,182
Other revenue	7,102	49	—	7,151
Non-recurring revenue	105,824	—	—	105,824

Total revenue	614,749	49,408	—	664,157

Result
Segment result before non-recurring items	147,498	(10,562)	(1,858)	135,078
Non-recurring items	65,615	(6,490)	(29,243)	29,882

Segment result	213,113	(17,052)	(31,101)	164,960
Share of associates’ profit/(loss)				588
Borrowing costs				(93,263)
Interest revenue				1,354

Profit before tax				73,639
Income tax expense				(23,822)

Net profit				49,817

Depreciation and amortisation	8,800	12,743	—	21,543
Other non-cash expenses	11,189	—	29,243	40,432

Assets
Segment assets	637,116	350,371	457	987,944
Investments in associates	—	2,384	—	2,384

Consolidated total assets				990,328

Liabilities
Segment liabilities	649,477	76,603	27,157	753,237

Acquisitions of non-current assets	18,852	4,405	—	23,257

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

35      SEGMENT INFORMATION (continued)

	Television	Out Of Home	Ventures	Consolidated
2000	$’000	$’000	$’000	$’000

Revenue
Sales to external customers	549,844	—	—	549,844
Inter-segment sales	—	—	—	—

Total sales revenue	549,844	—	—	549,844
Other revenue	6,791	—	—	6,791

Total revenue	556,635	—	—	556,635

Result
Segment result before non-recurring items	189,489	—	4,413	193,902

Segment result				193,902
Share of associates’ profit/(loss)				—
Borrowing costs				(87,786)
Interest revenue				1,240

Profit before tax				107,356
Income tax expense				(33,559)

Net profit				73,797

Depreciation and amortisation	5,436	—	—	5,436
Other non-cash expenses	—	—	—	—

36      NOTES TO THE STATEMENTS OF CASH FLOWS

	2002	2001	2000
	$’000	$’000	$’000
Reconciliation of profit from ordinary activities after income tax to net cash flow from operating activities
Net (loss)/profit from ordinary activities after related tax expense	(158,281)	49,817	73,797

Non-cash revenue	(916)	(4,331)	(4,560)
Non-cash expenses	28,550	20,524	12,368
Dividends from associates	280	—	—
Profit on sale of non-current assets	(459)	(65,632)	(77)
Writedown of Out Of Home goodwill and other assets	178,422	—	—
Writedown of non-current assets	20,015	29,243	—
Debenture interest	6,825	71,271	81,998
Amount (paid)/refunded from provisions	(10,111)	(879)	1,778
Net increase/(decrease) in tax provisions	(17,486)	(31,222)	11,282
Net increase/(decrease) in accrued revenue and expense items in payables/(receivables)	(23,747)	(49,446)	(38,253)

	23,092	19,345	138,333

Non cash financing and investing activities

During the year Ten Network Holdings Limited issued 150,000 shares to Copplemere Pty Limited in consideration for the acquisition by Ten Network Holdings Limited from Coplemere Pty Limited of 150,000 shares in The Ten Group Pty Limited Pursuant to the relevant exchange deeds detailed in the Prospectus. This resulted in Ten Network Holdings Limited’s issued capital increasing to 380,964,092 shares and the number of shares it owns in The Ten Group Pty Limited increasing to 380,964,092 representing an increase in its voting interest in The Ten Group Pty Limited from 83.723% to 83.728%.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

37       DEED OF CROSS GUARANTEE

There are two separate Deeds of Cross Guarantee within the consolidated entity. The Ten Group Pty Limited is the holding company under the first of the Deeds and those wholly owned subsidiaries party to The Ten Group Pty Limited Deed are listed in Note 25(a), reference note (i).

Eye Corp Pty Limited is the holding company under the second Deed of Cross Guarantee and those wholly owned subsidiaries party to the Eye Corp Pty Limited Deed are listed in Note 25(a), reference note (ii).

The controlled entities party to the Deeds of Cross Guarantee have been granted relief from the necessity to prepare a financial report and directors’ report under Class Order 98/1418 issued by the Australian Securities and Investments Commission. Under the Deeds of Cross Guarantee each of the companies party to each of the Deeds guarantees the debts of the other named companies.

An abridged consolidated statement of financial performance and consolidated statement of financial position, comprising The Ten Group Pty Limited and controlled entities which are a party to The Ten Group Pty Limited Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee, at 31 August is set out below:

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

37       DEED OF CROSS GUARANTEE

	2002	2001
	$’000	$’000
Abridged Statement of financial performance
(Loss)/Profit from ordinary activities before income tax	(67,335)	115,910
Income tax expense relating to ordinary activities	(72,247)	(25,422)

(Loss)/Profit from ordinary activities after related income tax expense	(139,582)	90,488
Profit/(loss) from extraordinary items after related income tax expense	—	—

Net profit	(139,582)	90,488
Retained profits at the beginning of year	161,675	137,408
Adjustment to retained profits at beginning of year on initial adoption of AASB 1041 Revaluations of Non-Current Assets	—	—
Reduction in retained profits on share buy-back	—	—
Aggregate of amounts transferred from reserves	—	—

	22,093	227,896
Dividends provided or paid	—	66,221

Retained profits at end of year	22,093	161,675

Statement of financial position
Cash assets	11,799	17,606
Receivables	147,241	116,139
Inventories	126,503	109,106
Current tax receivable	65,542	13,139
Other	3,883	3,909

Total current assets	354,968	259,899

Receivables	30,517	31,619
Inventories	1,565	1,590
Investments accounted for using the equity method	—	—
Other financial assets	27,528	208,587
Property, plant and equipment	62,698	53,098
Intangibles	1,077,823	326,422
Deferred tax assets	—	—
Other	—	3,522

Total non-current assets	1,200,131	624,838

Total assets	1,555,099	884,737

Payables	143,137	205,588
Interest-bearing liabilities	—	—
Current tax liabilities	—	—
Provisions	24,155	100,317

Total current liabilities	167,292	305,905

Payables	28,326	19,977
Interest-bearing liabilities	505,545	340,545
Deferred tax liabilities	32,042	8,456
Provisions	1,971	1,749

Total non-current liabilities	567,884	370,727

Total liabilities	735,176	676,632

Net assets	819,923	208,105

Contributed equity	45,500	45,500
Reserves	752,330	930
Retained earnings	22,093	161,675

Total Equity	819,923	208,105

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

38       DIVIDENDS

Dividends proposed or paid by the Company are:

				Tax rate for
	Cents per share	Total amount $'000	Date of Payment	franking credit	Percentage franked

2002
Final– ordinary dividend proposed	—	—	n/a	n/a	n/a
Final – ordinary dividend paid	14.2	66,221	20 December 2001	30%	100%
2001
Final – ordinary dividend proposed	14.2	66,221	20 December 2001	30%	100%
Final – ordinary dividend paid	16.2	73,797	20 December 2000	34%	100%

		The Company
	2002	2001	2000
	$'000	$'000	$'000
Dividend franking account
Franking credits (30%) available for the subsequent financial year	37,488	8,970	33,220

The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:

(a)	franking credits that will arise from the payment of income tax payable as at the reporting date;

(b)	franking debits that will arise from the payment of dividends proposed or provided as at the reporting date;

(c)	franking credits that will arise from the receipt of dividends recognised as receivables at reporting date; and

(d)	franking credits that may be prevented from being distributed in the subsequent year.

Legislation took effect on 1 July 2002, under which the amount recorded in the franking account is the amount of income tax paid rather than franking credits based on after tax profits. Amounts debited to the franking account in respect of dividends paid after 30 June 2002 will be the franking credits attaching to those dividends rather than the gross amount of the dividends. In accordance with this legislation, the franking account balances as at 30 June 2002 have been converted so that the franking account reflects from 1 July 2002, tax paid amounts rather than franking credits based on after tax profits.

39       SUBSEQUENT EVENTS

At the date of this report, no matters or circumstances have arisen since balance date that has significantly affected or may significantly affect:

•	the operations in financial years subsequent to 31 August 2002 of the consolidated entity and the entities it controls from time to time; or

•	the results of those operations; or

•	the state of affairs in financial years subsequent to 31 August 2002 of the consolidated entity.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

40       UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of The Ten Group Pty Limited are prepared in accordance with Generally Accepted Accounting Principles applicable in Australia (“AUS GAAP”) (refer Note 1), which differ in some respects from Generally Accepted Accounting Principles in the United States (“US GAAP”).

The following are reconciliations of the net profit and shareholders’ equity applying US GAAP. This summary is not intended to be a comprehensive US GAAP report. All amounts are in Australian dollars.

(a)	Revaluation of Non-Current Assets
Under AUS GAAP the consolidated entity may revalue certain assets from time to time to amounts supported by independent valuations. The revaluation increments and decrements are included in the consolidated entity’s asset revaluation reserve. Revalued buildings are depreciated over their estimated useful lives to the entity (land is not depreciated). Under US GAAP, revaluations of land and buildings, and profit and loss on sale of revalued buildings, are adjusted to reinstate the historical cost basis for US GAAP purposes.

(b)	Intangible Assets
Under AUS GAAP, amounts paid on the acquisition of television licenses are not amortised. Under US GAAP, in the years prior to 2002, these intangible assets were amortised on a straight-line basis over forty years. Upon adoption of SFAS142 on September 1, 2001, the Company deemed these licenses to have an indefinite life and therefore ceased amortisation (see note 40(m) for further discussion on the adoption of SFAS142).

(c)	Dividends
Under AUS GAAP, dividends declared after balance sheet date and prior to the approval of the financial statements are accrued for in the financial statements. Under US GAAP, provisions for dividends are only recognised as liabilities if the dividends are formally declared prior to the balance sheet date.

(d)	Investment Securities
Under AUS GAAP, shares in listed securities (refer note 11) are carried at original cost unless a permanent diminution in the value of an equity security occurs. In circumstances where there has been a permanent diminution the loss is taken to the profit and loss statement. For US GAAP purposes, the Company, in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” classifies its quoted equity securities as available-for-sale. Accordingly, the securities are carried at fair value with changes in fair value (net of tax) being recorded as an item of other comprehensive income until realised. Realised gains and losses on securities classified as available-for-sale, along with the associated deferred tax, are recorded in earnings in the year of sale based on the specific identification of each individual security sold. A decline in the fair value of available-for-sale securities below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security.

(e)	Executive Option Plan
Under AUS GAAP, no charge attributable to the options issued under the Ten Executive Option Plan has been recognised in the profit and loss statements. Under US GAAP, the Company, as permitted by SFAS No. 123,, “Accounting for Stock Based Compensation,” follows the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related provisions in accounting for compensation expense related to the issuance of stock options. Under APB No. 25, the Ten Executive Option Plan would be treated as a variable stock award plan and, as such, the compensation expense recognised over the life of the plan would be adjusted in each accounting period for changes in the quoted market price of the shares. Compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the measurement date over the exercise price, multiplied by the number of options issued. The total compensation cost is amortised over the service (vesting) period.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

40      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(f)	Purchase Price Allocation
Under AUS GAAP a deferred tax asset was not recognised on the acquisition of a number of controlled entities on the basis that the test for recognition had not been satisfied.

US GAAP required deferred tax amounts to be recorded in purchase combinations if it is “more likely than not” that those amounts will be realised. Recognition of such deferred tax asset created negative goodwill, which the Company has proportionately allocated against certain non-current assets.

(g)	Developing Business
Under AUS GAAP, costs incurred in the development of major new activities are capitalised until the operations have commenced on a commercial basis. Thereafter, these costs are amortised over the period that benefits are expected to be received. In 1999/2000, the Company invested in a joint venture which capitalised its development costs on this basis. In the following year, these costs were fully written off under AUS GAAP upon the closure of the joint venture. Under US GAAP, expenditures not satisfying the criteria for deferral are charged to operating income in the period incurred.

(h)	Capitalised Costs
Under AUS GAAP material items of expenditure relating to the introduction of digital television are capitalised to the extent that management consider that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Under US GAAP such development costs are written off as incurred.

(i)	Comprehensive Income
SFAS No. 130, “Reporting Comprehensive Income” requires the reporting and display of comprehensive income and its components in financial statements. Comprehensive income consists of net income and other gains and losses affecting shareholders’ equity that, under US GAAP are excluded from net income.

(j)	Deferred Tax Under AUS GAAP, the Company follows the liability method of tax-effect accounting.

For US GAAP purposes, the Company utilises SFAS 109 “Accounting for Income Taxes”. In addition to the deferred tax asset recognised in respect of business combinations, as described in note 40 (f), the deferred tax effects of the various differences between US GAAP and AUS GAAP are also recorded.

(k)	Derivative Instruments
Under AUS GAAP derivative instruments are recognized in the financial statements to the extent described in note 31. For US GAAP purposes, SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” became applicable on September 1, 2000 and requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge and changes in the fair value of the hedge recorded as a component of other comprehensive income. The Ten Group Pty has not designated its interest rate swaps as hedges in accordance with SFAS 133 and as a result the changes in the fair value are required to be recognized in earnings for US GAAP purposes.

(l)	Cash Flow Statement The preparation of the Company’s Australian GAAP consolidated cash flow statement does not differ in any material respect from the preparation under US GAAP.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

(m)	Goodwill and Other Intangible Assets

On September 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”) for USGAAP reporting purposes. In accordance with SFAS 142, the Company ceased amortizing goodwill and other indefinite lived intangibles upon adoption. Historically, the Company had classified amortization of goodwill and other intangibles as a non-operating expense. In accordance with SFAS 142, 2001 results have not been restated for the effects of ceasing goodwill amortization.

The adoption of SFAS 142 required the performance of a goodwill impairment test upon adoption. As of September 1, 2001, the Company had approximately $257 million of goodwill related to the acquisition of Eye Corp., in 2000. As the carrying amount of this goodwill exceeded its fair value it was determined to be impaired by $102 million. A charge was therefore recorded as the cumulative effect of a change in accounting principle in the Statement of Operations for the year ended August 31, 2002 to reduce the goodwill to its recoverable amount.

SFAS 142 further requires the performance of an impairment test for goodwill and other indefinite lived intangibles on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The remaining goodwill carrying value of $155 million was determined to be further impaired by $70 million and a charge was recorded as a non-operating expense to reduce the goodwill to its recoverable amount.

The application of accounting principles generally accepted in the United States, as described above, would have had the following approximate effect on consolidated net income and stockholders’ equity.

	2002	2001	2000
	(A$'000)	(A$'000)	(A$'000)
Net income as reported in the profit and loss statements under AUS GAAP	(128,491)	55,268	73,797
Adjustments required to accord with US GAAP
Depreciation expense (a)	56	56	205
Intangible assets – amortisation expense (b)	—	(6,776)	(6,776)
Executive Option Plan (e)	(568)	3,192	(2,720)
Developing business (g)	—	2,021	(2,021)
Capitalised costs (h)	5,036	(748)	(4,288)
Increase in profit on sale of revalued assets (a)	—	1,059	—
Fair value of financial instruments (k)	2,302	(3,774)	—
Amortisation of goodwill (m)	10,043	—	—
Additional writedown of goodwill to recoverable amount (m)	(10,043)	—	—
Tax effect of adjustments (j)	2,218	(2,211)	2,380

Net income under US GAAP	(123,883)	48,087	60,577

Other comprehensive income:
Unrealised holding gains on available-for-sale securities (net of tax)	4,708	(16,555)	4,855

Comprehensive income	(119,175)	31,532	65,432

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2002

40      UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	2002	2001	2000
	(A$’000)	(A$’000)	(A$’000)
Shareholders’ equity as reported in the balance sheet under AUS GAAP	793,298	170,470	181,405
Adjustments required to accord with US GAAP
Revaluation of assets — current year(a)	(751,400)	—	—
Revaluation of assets — prior years (a)	130	130	(929)
Accumulated depreciation – PPE (a)	12,909	12,853	12,795
Accumulated amortisation – Intangibles (b)	(50,629)	(50,629)	(43,853)
Dividends proposed (c)	—	66,221	73,797
Equity securities (d)	—	(6,726)	58,026
Developing business (g)	—	—	(2,021)
Capitalised costs (h)	—	(5,036)	(4,288)
Fair value of financial instruments (k)	(1,472)	(3,774)	—
Amortisation of goodwill (m)	10,043
Additional writedown of goodwill to recoverable amount (m)	(10,043)
Tax effect of adjustments (j)	19,660	23,895	17,986

Shareholders’ equity under US GAAP	22,496	207,404	292,918

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
DIRECTORS’ DECLARATION

The directors declare that the financial statements and notes set out on pages 2 to 37:

(a)	comply with Accounting Standards and other mandatory professional reporting requirements;

(b)	give a true and fair view of the company’s and consolidated entity’s financial position as at 31 August 2002 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(c)	accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of consolidated shareholders’ equity and financial position, as of 31 August 2002 and 2001 and the determination of the consolidated results of operations for each of the three years ended 31 August 2002 to the extent summarised in Note 40 to the consolidated financial statements.

In the directors’ opinion:

(a)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(b)	at the date of this declaration, there are reasonable grounds to believe that the Company and the subsidiaries identified in Note 25(a), reference note (i), will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee between the Company and those subsidiaries pursuant to ASIC Class Order 98/1418.

SIGNED at Sydney on 10 October 2002 except for note 40 which is dated 26 February 2003, in accordance with a resolution of the Directors.

Director

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
INDEPENDENT AUDITORS’ REPORT
TO THE MEMBERS OF THE TEN GROUP PTY LIMITED

Scope

We have audited the accompanying consolidated balance sheets of The Ten Group Pty Limited and its controlled entities as of 31 August, 2002 and 2001, and the related consolidated profit and loss statements and statements of cash flows for each of the three years in the period ended 31 August 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Australia and the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Audit Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Ten Group Pty Limited and its controlled entities at 31 August 2002 and 2001 and the results of their operations and cash flows for each of the three years in the period ended 31 August 2002, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of consolidated shareholders’ equity and financial position, as of 31 August 2002 and 2001 and the determination of the consolidated results of operations for each of the three years ended 31 August 2002 to the extent summarized in Note 40 to the consolidated financial statements.

PricewaterhouseCoopers
Chartered Accountants

Sydney, Australia
10 October 2002, except for note 40 which is dated 26 February 2003.

ITEM 18.  FINANCIAL STATEMENTS

Not applicable.

ITEM 19.  EXHIBITS

Exhibit No.	Exhibit	Page No.

1.1	Articles of Incorporation of CanWest Media Inc., as amended (1)

1.2	By-laws of CanWest Media Inc.(1)

4.1	Purchase Agreement, dated May 10, 2001, among CanWest Media Inc., the Guarantors identified therein, CIBC World Markets Corp., Salomon Smith Barney Inc., Banc of America Securities LLC, Scotia Capital (USA) Inc., BMO Nesbitt Burns Corp., RBC Dominion Securities Corp. and TD Securities (USA) Inc.(1)

4.2	Indenture, dated as of May 17, 2001, among CanWest Media Inc., the Guarantors named therein and The Bank of New York, as Trustee.(1)

4.3	Registration Rights Agreement, dated as of May 17, 2001, among CanWest Media Inc., the Guarantors named therein, CIBC World Markets Corp., Salomon Smith Barney Inc., Banc of America Securities LLC, Scotia Capital (USA) Inc., BMO Nesbitt Burns Corp., RBC Dominion Securities Corp. and TD Securities (USA) Inc.(1)

4.4	Guarantee, dated as of May 17, 2001, executed by the Guarantors identified therein.(1)

4.5	Demand Registration Rights Agreement, dated as of May 17, 2001, among CanWest Media Inc., CanWest Communications Corporation and the Guarantors named therein.(1)

4.6	License Agreement #2000-13, dated October 6, 2000, between CanWest Global Broadcasting Inc. and Fireworks Distributing Corporation.(1)

4.7	Development Letter Agreement, dated as of August 31, 1999, between CanWest Global Broadcasting Inc. and Fireworks Media Inc.(1)

4.8	License Agreement #2000-12, dated August 16, 2000, between CanWest Global Broadcasting Inc. and Fireworks Distributing Corporation.(1)

4.9	Letter Agreement, dated as of August 25, 2000, between Global Television Network Inc. and Fireworks Entertainment.(1)

4.10	Employment Agreement, dated April 18, 2000, between CanWest Global Communications Corp. and Gerry Noble.(1)

4.11	Television License Agreement, dated November 20, 2000, between CanWest Entertainment International Distribution and TV3 Network Service Ltd. (1)

4.12	Television License Agreement, dated November 20, 2000, between CanWest Entertainment International Distribution and TV3 Network

Exhibit No.	Exhibit	Page No.

Services Ltd.(1)

4.13	Standard Television Agreement, dated August 12, 1998, between CanWest Global Broadcasting Inc. and Fireworks Entertainment Inc., as amended. (1)

4.14	Transaction Agreement, dated July 30, 2000, among Hollinger International Inc., Southam Inc. (n/k/a XSTM Holdings (2000) Inc.), Hollinger Canadian Newspapers, Limited Partnership and HCN Publications Company and CanWest Global Communications Corporation. (1)

4.15	Amending Agreement to the Transaction Agreement, dated November 15, 2000, among Hollinger International Inc., Southam Inc. (n/k/a XSTM Holdings (2000) Inc.), Hollinger Canadian Newspapers, Limited Partnership and HCN Publications Company and CanWest Global Communications Corporation.(1)

4.16	Services Agreement, dated as of November 15, 2000, among CanWest Global Communications Corporation, The National Post Company and Hollinger International Inc.(1)

4.17	Transition Services Agreement, dated as of November 15, 2000, among CanWest Global Communications Corporation, Hollinger Canadian Newspapers G.P. Inc. and Hollinger Canadian Operating Company.(1)

4.18	Services Agreement, dated as of November 15, 2000, among CanWest Global Communications Corporation, Hollinger Canadian Newspapers G.P. Inc. and Hollinger Canadian Operating Company.(1)

4.19	Employee Interim Services Agreement, dated as of November 15, 2000, among Hollinger International Inc., Hollinger Canadian Newspapers, Limited Partnership and CanWest Global Communications Corporation. (1)

4.20	Pension and Employee Benefit Plans Agreement, dated as of November 15, 2000, among Hollinger International Inc., Southam Inc. (n/k/a XSTM Holdings (2000) Inc.), Hollinger Canadian Newspapers, Limited Partnership, HCN Publications Company, Hollinger Canadian Operating Company ULC and CanWest Global Communications Corporation.(1)

4.21	Asset Transfer Agreement, dated November 15, 2000, between 3815668 Canada Inc. and CanWest Media Inc.(1)

4.22	Trust Indenture, dated as of November 15, 2000, between CanWest Media Inc. and CanWest Global Communications Corporation.(1)

4.23	Credit Agreement, dated as of November 7, 2000, among CanWest Media Inc., as borrower, CanWest Global Communications Corp., as guarantor, the financial institutions identified on the signature pages thereto, as lenders, Canadian Imperial Bank of Commerce, as co-lead arranger, joint bookrunner and syndication agent, The Bank of Nova Scotia, as co-lead arranger, joint bookrunner and administrative agent, and Bank of America Canada, as arranger and documentation agent.(1)

Exhibit No.	Exhibit	Page No.

4.24	Collateral Covenant Agreement, dated as of November 16, 2000, among each of the parties listed in Schedule “A” thereto, as guarantors, and The Bank of Nova Scotia, as administrative agent.(1)

4.25	Form of Guarantee among each of the entities listed in Exhibit 10.1 hereto, as guarantors, The Bank of Nova Scotia, as administrative agent and the persons listed as lenders in the Credit Agreement dated November 7, 2000 (included in Exhibit 10.19).(1)

4.26	Form of Securities Pledge Agreement between each of the entities listed in Exhibit 10.2 hereto and The Bank of Nova Scotia, as administrative agent.(1)

4.27	Form of Security Agreement between each of the entities listed in Exhibit 10.3 hereto and The Bank of Nova Scotia, as administrative agent.(1)

4.28	Form of Note Pledge Agreement between each of the entities listed in Exhibit 10.4 hereto and The Bank of Nova Scotia, as administrative agent.(1)

4.29	Southam Executive Retirement Plan, dated as of June 6, 1994, between Southam Inc. (n/k/a XSTM Holdings (2000) Inc.) and Don Babick. (1)

4.30	Amendment to Southam Executive Retirement Plan, dated as of June 29, 1994, between Southam Inc. (n/k/a XSTM Holdings (2000) Inc.) and Don Babick.(1)

4.31	Share Purchase Agreement, dated as of November 8, 1999, between CanWest Global Communications Corp. and Cathton Holdings Ltd.(1)

4.32	Amended and Restated Master Agreement, dated November 8, 1999, among CanWest Global Communications Corp., Shaw Communications Inc., Corus Entertainment Inc. and WIC Western International Communications Ltd. (1)

4.33	Proposed Purchase of Corus Class B Shares, dated as of February 18, 2000, among Liberty CJR Inc., Corus Entertainment Inc., Shaw Communications Inc., CanWest Global Communications Corp., and WIC Western International Communications Ltd.(1)

4.34	Amalgamation Agreement, dated as of March 27, 2000, between WIC Western International Communications Ltd. and CW Newco Inc.(1)

4.35	Management Services Agreement, dated as of November 15, 2000, among The Ravelston Corporation Limited, CanWest Global Communications Corporation and The National Post Company.(1)

4.36	Amended and Restated Partnership Agreement, dated as of November 15, 2000, among Global Communications Limited, NP Holdings Company and 3048510 Nova Scotia Company.(1)

4.37	Asset Transfer Agreement, dated November 15, 2000, between CanWest Media Inc. and Global Television Network Inc.(1)

Exhibit No.	Exhibit	Page No.

4.38	Asset Transfer Agreement, dated November 15, 2000, between Global Television Network Inc. and Global Communications Limited.(1)

4.39	Variation Deed, entered into in August 1998, among CanWest Global Communications Corp., CGS International Holdings (Netherlands) B.V., CGS Shareholding (Netherlands) B.V., CGS Debenture Holding (Netherlands) B.V., The Ten Group Pty. Limited, Ten Network Holdings Limited, Telecasters North Queensland Limited, TNQ Television Limited, Donholken Pty. Limited, Selli Pty. Limited, Turnand Pty. Limited and Numeration Pty. Limited.(1)

4.40	Deed of Guarantee and Indemnity, dated as of November 7, 2000, among CanWest Television NZ Limited, TV3 Network Services Limited, TV4 Network Limited, Global Television Properties Limited, CanWest NZ Television Holdings Limited, CanWest NZ Finance Limited, CanWest NZ Radio Holdings Limited, CanWest Radio NZ Limited and Media Investments Limited and The Bank of Nova Scotia.(1)

4.41	Share Pledge Agreement, dated November 13, 2000, between CGS International Holdings (Netherlands) B.V. and The Bank of Nova Scotia. (1)

4.42	Form of Deed of Mortgaged Shares between each of the entities listed in Exhibit 10.5 hereto and The Bank of Nova Scotia.(1)

4.43	Form of Charge between each of the entities listed in Exhibit 10.6 hereto and The Bank of Nova Scotia.(1)

4.44	Form of Pledge Agreement by each of the entities listed in Exhibit 10.7 hereto in favor of The Bank of Nova Scotia.(1)

4.45	Form of Exchange Agent Agreement between CanWest Media Inc. and The Bank of New York, as exchange agent.(1)

4.46	Share Purchase Agreement, dated April 12, 2001, among L.R. Sherman, CanWest Television Inc., CHUM Limited and Global Television Network Inc.(2)

4.47	Amalgamation Agreement, dated as of September 1, 2001, among Global Communications Limited, CanWest Broadcasting (2001) LTD., CanWest Television Inc., CanWest Properties Limited, and 4434129 Manitoba LTD., Formerly 3649091 Canada LTD.

4.48	Amending Agreement to the Senior Secured Credit Facilities, dated as of September 5, 2001, among CanWest Media Inc., as borrower, CanWest Global Communications Corp., as guarantor, the financial institutions identified on the signature pages thereto, as lenders, Canadian Imperial Bank of Commerce, as co-lead arranger, joint bookrunner and syndication agent, The Bank of Nova Scotia, as co-lead arranger, joint bookrunner and administration agent, and Bank of America Canada, as arranger and documentation agent.

4.49	Retirement Compensation Arrangement Plan, dated January 1, 2002, approved on behalf of CanWest Global Communications Corp.

4.50	Retirement Compensation Arrangement Trust Agreement, dated as of February 7, 2002, between CanWest Global Communications Corp. and Royal Trust Corporation of Canada.

4.51	General Conveyance, dated as of March 31, 2002, between NP Holdings Company and Global Television Network Inc.

4.52	Letter Agreement, dated May 22,2002, between CanWest Global Communications Corp. and Richard C. Camilleri.

4.53	Amending Agreement No. 2 to the Senior Secured Credit Facilities, dated as of July 15, 2002, among CanWest Media Inc., as borrower, CanWest Global Communications Corp., as guarantor, the financial institutions identified on the signature pages thereto, as lenders, The Bank of Nova Scotia, as co-lead arranger, joint bookrunner and administrative agent, Canadian Imperial Bank of Commerce, as co-lead arranger, joint bookrunner and syndication agent, and Bank of America, N.A., as arranger and documentation agent.

4.54	Supplemental Indenture, dated as of August 6, 2002, between CanWest Media Inc. and The Bank of New York.

4.55	Letter Agreement, dated August 6, 2002, between CanWest Global Communications Corp. and TV3 Television Network Limited.

4.56	Share Purchase Agreement, dated August 8, 2002, among Global Communications Limited, G.T.C. Transcontinental Group LTD., and CanWest Global Communications Corp.

4.57	Letter Agreement, dated January 8, 2003, between CanWest Media Inc. on behalf of CanWest Publications Inc. and Donald Babick.

4.58	Share Purchase Agreement, dated January 24, 2003, among Global Communications Limited, CanWest Global Communications Corp., and Osprey Media Holdings Inc.

4.59	Letter Agreement, dated February 3, 2003, between CanWest Global Communications Corp. on behalf of Global Television Network Inc. and Gerry Noble.

4.60	Non-Competition, Non-Solicitation, and Confidentiality Agreement, dated as of February 14, 2003, between CanWest Global Communications Corp. and Global Communications Limited, and Osprey Media Holdings Inc.

4.61	Form of Amended and Restated Advertising Representation Agreement, dated February 14, 2003, between each of the entities listed in Exhibit 10.8 and CanWest Media Sales Limited.

4.62	Form of Amended and Restated CanWest News Services Agreement, dated February 14, 2003, between each of the entities listed in Exhibit 10.9 and CanWest Publications Inc.

4.63	Pension and Employee Benefit Plans Agreement, dated as of February 14, 2003, among Global Communications Limited, CanWest Global Communications Corp., and Osprey Media Holdings Inc.

4.64	Transitional Services Agreement, dated February 14, 2003, between CanWest Publications Inc. and Osprey Media Holdings Inc.

4.65	Form of Amended and Restated CanWest Editorial Services Agreement, dated February 14, 2003, between each of the entities listed in Exhibit 10.10 and CanWest Publications Inc.

4.66	Form of Amended and Restated Electronic Distribution Agreement, dated February 14, 2003, between each of the entities listed in Exhibit 10.11 and Infomart Limited.

7	Statement Regarding Computation of Ratios

8	See Item 4C. Organizational Structure in Part I of this Annual Report.

10.1	List of entities party to the form of agreement in Exhibit 4.25. (1)

10.2	List of entities party to the form of agreement in Exhibit 4.26. (1)

10.3	List of entities party to the form of agreement in Exhibit 4.27. (1)

10.4	List of entities party to the form of agreement in Exhibit 4.28. (1)

10.5	List of entities party to the form of agreement in Exhibit 4.42. (1)

Exhibit No.	Exhibit	Page No.

10.6	List of entities party to the form of agreement in Exhibit 4.43.(1)

10.7	List of entities party to the form of agreement in Exhibit 4.44.(1)

10.8	List of entities party to the form of agreement in Exhibit 4.60.

10.9	List of entities party to the form of agreement in Exhibit 4.61.

10.10	List of entities party to the form of agreement in Exhibit 4.64.

10.11	List of entities party to the form of agreement in Exhibit 4.65.

(1)  Previously filed as an Exhibit to the Registration Statement on Form F-4 of the Company filed on September 4, 2001, SEC File Number 333-00000 and incorporated by reference herein.

(2)  Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 28, 2002, SEC File Number 333-13878 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANWEST MEDIA INC.

By:	/S/ JOHN MAGUIRE

Name: Date:	John Maguire, Chief Financial Officer February 28, 2003

CERTIFICATION

        I, Leonard Asper, certify that:

1.     I have reviewed this annual report on Form 20-F of CanWest Media Inc.:

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

          c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

6.     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

7.     The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 28, 2003

/S/ LEONARD ASPER

Name: Leonard Asper
Title:   President and Chief Executive Officer

CERTIFICATION

     I, John Maguire, certify that:

     I have reviewed this annual report on Form 20-F of CanWest Media Inc.:

1.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

2.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

3.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

          c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

4.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

5.     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 28, 2003

/S/ JOHN MAGUIRE

Name:  John Maguire
Title:    Vice-President, Finance and
             Chief Financial Officer