Form 20-F/A
period 2002-08-31
CANWEST MEDIA INC
filed 2003-06-19
CIK 1158672

FORM 20-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	August 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number	333-13878

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

Yes	X	No

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item	17	X	Item	18

EXPLANATORY NOTE

     CanWest Media Inc. (the “Company”) hereby amends its Annual Report on Form 20-F for the fiscal year ended August 31, 2002 (originally filed February 28, 2003) (the “Original Form 20-F”) to (i) replace Item 5 Operating and Financial Review and Prospects of the Original Form 20-F with revised Item 5 Operating and Financial Review and Prospects set out below and (ii) replace Item 17 audited consolidated financial statements and notes thereto for the fiscal years ended August 31, 2002, 2001 and 2000, together with the report of the auditors thereon of the Original Form 20-F with revised Item 17 audited consolidated financial statements and notes thereto for the fiscal years ended August 31, 2002, 2001 and 2000, together with the report of the auditors thereon set out below. In addition, in connection with the filing of this Form 20-F/A and pursuant to the rules of the Securities and Exchange Commission, the Company is including with this Form 20-F/A certain currently dated certifications. No other changes have been made to the Original Form 20-F. This Form 20-F/A does not reflect events occurring after the filing of the original Form 20-F (except for the Auditor’s Report and note 18 and the revisions to notes 9(b) and 20 in the notes to the financial statements) and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above and reflected below.

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

(1)  EBITDA represents earnings from continuing operations before realized translation adjustments, interest in earnings from Network TEN and other equity accounted affiliates, minority interests, provision for income taxes, investment and other income, financing expenses and amortization. EBITDA is not a recognized measure under Canadian GAAP. Management believes that in addition to net income (loss), EBITDA is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net income (loss) determined in accordance with GAAP as an indicator of the Company’s performance. The Company’s method of calculating EBITDA may differ from other companies and, accordingly, EBITDA may not be comparable to measures used by other companies.

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

Actual revenues from Canadian television (excluding the 6 specialty digital channels launched in September 2001) were down slightly to $688 million from $701 million recorded in the previous year. This was due entirely to the sale of CKVU (Vancouver) effective August 31, 2001. On a pro forma (same station) basis, Canadian television revenues increased by 9% compared to $633 million in fiscal 2001. BCTV was a substantial contributor to the growth in revenue in fiscal 2002, as a result of an additional 40 hours per week of airtime inventory being available for sale following it’s disaffiliation with the CTV network. Operating expenses at Canadian television increased by 5% to $493 million, compared to $472 million in fiscal 2001. On a pro forma basis, which excluded operating expenses associated with CKVU in the previous year, the increase in operating expenses was 16% compared to fiscal 2001. The year-over-year increase reflected higher programming costs arising from the affiliation of BCTV in Vancouver with the Global Television Network, as well as substantial additional investment in programs designed to enhance future ratings performance. Examples include securing a new season of the top-ranked Survivor series, PGA golf and “big event” programming for the Company’s CH stations.

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

At August 31, 2002 the junior subordinated notes payable to the Company’s parent were $934 million. These notes bear interest at 12.155% and mature in 2020.

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

Higher ratings and market shares of Canadian television operations at Global Television, as well as at the Company’s international operations, should contribute to continued increased revenues and EBITDA profits as advertising markets recover. In Canada investments in new programming such as PGA Golf, acclaimed mini-series such as Band of Brothers and continued strong performance from the prime time schedules should help Global and CH to remain the first choice among conventional television alternatives for Canadian advertisers. The success of the Company’s new digital specialty channels, in particular Fox SportsWorld and LoneStar, have diversified the Company’s offering to Canadian advertisers and will become increasingly important as the number of subscribers to digital television services continues to grow.

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

ITEM 17. FINANCIAL STATEMENTS

CANWEST MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2002, 2001 and 2000

(expressed in Canadian dollars)

(Revised)

PricewaterhouseCoopers LLP Chartered Accountants One Lombard Place Suite 2300 Winnipeg Manitoba Canada R3B 0X6 Telephone +1 (204) 926 2400 Facsimile +1 (204) 944 1020

November 1, 2002, except as to note 18, which is as of April 3, 2003 and the revisions to notes 9(b) and 20, which are as of June 6, 2003

Auditors’ Report

To the Directors of
CanWest Media Inc.

We have audited the consolidated balance sheets of CanWest Media Inc. as at August 31, 2002 and August 31, 2001 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2002 and August 31, 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Our previous report dated November 1, 2002 has been withdrawn and the financial statements have been revised for the revisions referred to in notes 9(b) and 20 under the heading Revision of 2002 and prior year’s information.

Chartered Accountants

November 1, 2002, except for Note 18 which is as of December 18, 2002

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

CANWEST MEDIA INC.

CONSOLIDATED BALANCE SHEETS

As at August 31

	2002	2001

	$000	$000
	Revised	Revised
ASSETS
Current assets
Cash	49,778	11,432
Accounts receivable	382,337	344,865
Income taxes recoverable	34,623	4,204
Inventory	19,836	30,817
Broadcast rights	98,096	96,385
Future income taxes	30,013	33,243
Other	13,231	16,922

	627,914	537,868
Investment in Network TEN	4,494	107,210
Other investments	159,181	412,112
Broadcast rights	23,172	8,335
Due from parent and affiliated companies	466,457	408,310
Property, plant and equipment	660,700	689,175
Other assets	95,294	110,711
Intangibles	1,096,458	1,080,412
Goodwill	2,600,244	2,797,167

	5,733,914	6,151,300

LIABILITIES
Current liabilities
Bank loans and advances	—	28,999
Accounts payable	158,252	124,395
Accrued liabilities	213,070	258,990
Broadcast rights accounts payable	35,294	22,953
Deferred revenue	30,522	31,396
Current portion of long term debt	150,865	116,500

	588,003	583,233
Long term debt	2,379,459	2,907,527
Other accrued liabilities	86,217	88,809
Future income taxes	421,005	427,316

	3,474,684	4,006,885

SHAREHOLDER’S EQUITY
Equity instruments	1,371,442	1,277,756
Contributed surplus	132,953	132,953
Retained earnings	803,493	808,000
Cumulative foreign currency translation adjustments	(48,658)	(74,294)

	2,259,230	2,144,415

	5,733,914	6,151,300

The notes constitute an integral part of the consolidated financial statements.

Signed on behalf of the Board

Director	Director

CANWEST MEDIA INC.

CONSOLIDATED STATEMENTS OF EARNINGS

For the Years Ended August 31

	2002	2001	2000

	$000	$000	$000
Revenue	2,120,344	1,767,306	620,269
Operating expenses	1,108,942	965,515	391,967
Selling, general and administrative expenses	540,352	367,721	86,986

	471,050	434,070	141,316
Amortization of intangibles and goodwill	17,500	89,319	20,077
Amortization of property, plant and equipment	73,430	59,528	18,276
Other amortization	6,670	5,240	4,275

	373,450	279,983	98,688
Financing expenses	(255,006)	(268,843)	(59,813)
Investment gains net of write-down of investments	33,843	28,630	101,213
Dividend income	3,241	2,952	2,688

	155,528	42,722	142,776
Provision for (recovery of) income taxes	47,610	(27,280)	41,757

Earnings before the following	107,918	70,002	101,019
Minority interests	4,330	(3,196)	2,174
Interest in earnings (loss) of Network TEN	(11,815)	52,567	72,194
Interest in earnings (loss) of other equity accounted affiliates	(1,523)	(14,491)	2,286
Realized currency translation adjustments	(1,000)	(7,200)	(1,300)

Net earnings for the year	97,910	97,682	176,373

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the Years Ended August 31

	2002	2001	2000

	$000	$000	$000
	Revised	Revised
Retained earnings — beginning of year, as revised	808,000	755,549	594,008
Adjustment for adoption of new accounting pronouncements	(45,269)	(329)	(15,161)

Retained earnings, beginning of year, as adjusted	762,731	755,220	578,847
Net earnings for the year	97,910	97,682	176,373
Interest on junior subordinated debentures net of tax of $36,538 (2001-$28,900)	(57,148)	(44,902)	—

Retained earnings — end of year	803,493	808,000	755,220

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended August 31

	2002	2001	2000

	$000	$000	$000
CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings for the year	97,910	97,682	176,373
Items not affecting cash
Amortization	107,542	165,128	45,908
Future income taxes	11,210	(97,006)	(25,080)
Interest in loss (earnings) of Network TEN	11,815	(52,567)	(72,194)
Interest in loss (earnings) of equity accounted affiliates	1,523	14,491	(2,286)
Minority interests	(4,330)	3,196	(2,174)
Realized currency translation adjustments	1,000	7,200	1,300
Write-off of deferred financing fees	—	17,900	—
Write-down of program inventory	—	—	12,566
Investment gains net of write-down of investments	(33,843)	(28,630)	(101,787)
Distributions from Network TEN	60,984	71,096	75,259

	253,811	198,490	107,885
Changes in non-cash operating accounts	(67,088)	(7,747)	20,382

	186,723	190,743	128,267

Investing activities
Acquisitions	—	(2,007,291)	(517,819)
Other investments	(5,187)	(1,733)	(119,454)
Proceeds from sale of investments	87,000	64,045	224,782
Proceeds from divestitures	390,059	32,454	—
Purchase of property, plant and equipment	(52,272)	(41,736)	(8,228)
Advances to parent and affiliated companies	(45,275)	(150,064)	(260,472)

	374,325	(2,104,325)	(681,191)

Financing activities
Issuance of long term debt	—	3,862,600	618,329
Repayment of long term debt	(493,703)	(2,030,988)	—
Net change in bank loans and advances	(28,999)	23,739	(28,488)

	(522,702)	1,855,351	589,841

Net change in cash	38,346	(58,231)	36,917
Cash — beginning of year	11,432	69,663	32,746

Cash — end of year	49,778	11,432	69,663

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

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

      (a) Income taxes

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

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002	2001	2000

	$000	$000	$000
Reported net earnings	97,910	97,682	176,373
Amortization of goodwill and indefinite life intangibles, net of tax $11,975 for the year ended August 31, 2001 (2000 — $9,106)	—	62,868	11,810
Amortization of goodwill and indefinite life intangibles in equity accounted affiliates, net of tax of nil	—	6,211	4,225

Net earnings adjusted to exclude amortization expense recognized in 2001 and 2000	97,910	166,761	192,408

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

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(e)	Effective March 31, 2000 the Company acquired all of the shares in WIC Western International Communications Inc. that it did not hold. The net cash consideration paid and debt assumed amounted to $465.7 million.

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the fair value of the assets acquired is as follows:

	2002	2001

	National	CanWest
	Post(1)	Publications(2)	RadioWorks	CBL	Total

	$000	$000	$000	$000	$000
Current assets	50,257	324,382	—	—	324,382
Property, plant and equipment	12,436	537,053	—	—	537,053
Other investments	—	101,561	—	—	101,561
Other assets	—	67,412	—	—	67,412
Circulation and other intangibles	10,700	129,300	—	—	129,300
Newspaper mastheads and broadcast licences	35,000	330,000	—	25,466	355,466
Goodwill	62,987	2,101,619	16,928	—	2,118,547

Total assets	171,380	3,591,327	16,928	25,466	3,633,721

Current liabilities	(50,665)	(294,856)	—	—	(294,856)
Other accrued liabilities	—	(10,000)	—	—	(10,000)
Future income taxes	(14,600)	(158,587)	—	—	(158,587)
Minority interests	(22,500)	—	4,842 (3)	24,534 (3)	29,376

Total liabilities	(87,765)	(463,443)	4,842	24,534	(434,067)

	83,615	3,127,884	21,770	50,000	3,199,654

Consideration:
Cash	—	1,985,521	21,770	—	2,007,291
Shares	—	375,516	—	50,000	425,516
Note payable	—	766,847	—	—	766,847
Carrying value of The National Post Company investment at date of acquisition	83,615	—	—	—	—

	83,615	3,127,884	21,770	50,000	3,199,654

(1)	The remaining 50% interest at acquisition of control, September 1, 2001.

(2)	Including a 50% interest in the National Post.

(3)	The allocation of consideration to minority interests represents the extinguishment of those interests.

Divestitures

(a)	On August 8, 2002, the Company sold its interest in community newspapers and related assets in Atlantic Canada and Saskatchewan for cash proceeds of $257.0 million. The accounting gain on this sale was $48.9 million; assets and liabilities disposed amounted to $227.3 million and $19.2 million, respectively.

(b)	On October 31, 2001, the Company completed the sale of CKVU Sub Inc., and received proceeds of $133.0 million. The accounting gain on the sale was $67.7 million; assets and liabilities disposed amounted to $84.1 million and $18.8 million, respectively.

(c)	On September 12, 2001, the Company completed the sale of CF Television Inc., and received proceeds of $87.0 million. No gain or loss arose from this transaction; assets and liabilities disposed amount to $87.0 million and nil, respectively.

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Summary Consolidated Balance Sheets

	2002	2001

	$000	$000
Assets
Current assets	285,303	192,460
Other assets	4,825	7,893
Property, plant and equipment	71,875	61,967
Long term investments	2,188	17,516
Intangibles	246,305	245,721
Goodwill	49,304	215,615

	659,800	741,172

Liabilities and Shareholders’ Equity
Current liabilities	191,736	194,813
Other long term liabilities	442,975	251,390
Minority interest	—	54,433
Subordinated debentures issued to the Company	40,154	40,154

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002	2001

	$000	$000
Share capital	40,146	40,146
Retained earnings (deficit)	(52,232)	177,251
Cumulative foreign currency translation adjustment	(2,979)	(17,015)

	659,800	741,172

     Other Consolidated Financial Data

	2002	2001	2000

	$000	$000	$000
Cash flow from operations(1)	75,000	105,000	139,000

Distributions paid	111,900	130,000	138,000

Capital expenditures	25,700	18,600	14,300

Summary Consolidated Statements of Earnings

	2002	2001	2000

	$000	$000	$000
Revenue	555,653	445,179	495,479
Operating expenses	411,904	324,999	318,223

	143,749	120,180	177,256
Amortization of intangibles and goodwill	—	10,802	7,348
Amortization of property, plant and equipment and other	15,130	9,329	4,832

	128,619	100,049	165,076
Investment income and gains net of write-down of investments	(17,221)	26,427	—
Financing expenses	(28,270)	(71,343)	(76,391)
Goodwill impairment loss(2)	(56,114)	—	—

	27,014	55,133	88,685
Provision for income taxes(3)	59,511	19,328	30,521

Earnings (loss) before the following	(32,497)	35,805	58,164
Minority interests	4,737	4,354	—
Interest in earnings of equity accounted affiliates	—	940	1,284

Net earnings (loss) for the year	(27,760)	41,099	59,448
Interest in respect of subordinated debentures held by the Company	5,370	56,697	74,519

Earnings (loss) for the period before interest in respect of subordinated debentures(4)	(22,390)	97,796	133,967

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summary Statement of Retained Earnings

	2002	2001	2000

	$000	$000	$000
Retained earnings — beginning of year as previously reported	177,251	220,853	220,724
Adjustment for adoption of new accounting pronouncements(2)	(83,109)	—	—

Retained earnings — beginning of year as adjusted	94,142	220,853	220,724
Earnings (loss) for the year before interest in respect of subordinated debentures	(22,390)	97,796	133,967
Distributions paid	(123,984)	(141,398)	(133,838)

Retained earnings (deficit) — end of period	(52,232)	177,251	220,853

(1)	Cash flow from operations before changes in non-cash operating accounts.

(2)	On December 18, 2000 Network TEN acquired 60% of Eye Corp. for A$189.9 million. Under Australian generally accepted accounting principles (“GAAP”), on February 28, 2002 the Eye Corp. goodwill has been written down by A$137.5 million to A$113.8 million. In August 2002, Network TEN determined that there was a further impairment of Eye Corp. goodwill which resulted in an additional write down of A$40.9 million. Under Canadian GAAP in accordance with the adoption of CICA Handbook Section 3062, the Eye Corp. goodwill impairment has been recorded as a charge of $83.1 million to retained earnings as of September 1, 2001 with a further goodwill impairment loss of $56.1 million recorded as a charge to net earnings for the year ended August 31, 2002. Under Canadian GAAP, the fair value of Eye Corp. has been determined on a discounted cash flow basis. The decline in fair value is attributable to weaknesses in the out of home advertising market and to certain operational issues.

(3)	Network TEN has been in dispute with the Australian Tax Office (“ATO”) regarding the deductibility of debenture interest paid to the Company since 1997. Network TEN reached an agreement with the ATO during 2002. Under the agreement Network TEN will be entitled to deduct debenture interest until June 30, 2004. The settlement resulted in a non recurring income tax expense charge of A$36.2 million to Network TEN in the year ended August 31, 2002.

(4)	The Company’s economic interest in Network TEN’s earnings (loss) for the year ended August 31, 2002 is $(11.8) million (2001 — $52.6 million, 2000 — $72.2 million).

At August 31, 2002, the Company’s share of undistributed earnings of Network TEN was nil, (August 31, 2001 — $101.9 million). The Company estimates that the market value of the Company’s investment in Network TEN, based on quoted market rates for Ten Network Holdings Limited at August 31, 2002, was approximately $842 million (August 31, 2001 — $810 million).

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Other Investments

	2002		2001

		Market		Market
	Cost	Value(1)	Cost	Value(1)

	$000	$000	$000	$000
Investments in publicly traded companies — at cost
Ulster Television plc(2)	92,006	148,340	92,006	95,109
Other	55,980	49,175	115,440	70,483

	147,986	197,515	207,446	165,592

Investments in private companies — at cost	8,602		34,052
Investments — on an equity basis	2,593		170,614

	159,181		412,112

During 2002, the Company wrote down the value of various other investments by $85.5 million to reflect the non temporary decline in market value.

(1)	Market values are based on quoted closing prices at August 31. The Company considers the excess of cost over market value to be a temporary decline in value, the result of short term market volatility.

(2)	The Company’s 29.9% equity interest is accounted for at cost, as the Company has not been successful in its attempts to gain board representation or to influence UTV’s management.

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

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.     Intangibles and Goodwill

	2002

		Accumulated
	Cost	Amortization	Net

	$000	$000	$000
Intangibles
Finite life:
Circulation and other	140,000	26,972	113,028

Indefinite life:
Broadcast licences	706,031	81,091	624,940
Newspaper mastheads	365,000	6,510	358,490

	1,071,031	87,601	983,430

Total intangibles	1,211,031	114,573	1,096,458

Goodwill	2,720,382	120,138	2,600,244

	2001

		Accumulated
	Cost	Amortization	Net

	$000	$000	$000
Intangibles
Finite life:
Circulation and other	129,300	9,471	119,829

Indefinite life:
Broadcast licences	726,574	89,481	637,093
Newspaper mastheads	330,000	6,510	323,490

	1,056,574	95,991	960,583

Total intangibles	1,185,874	105,462	1,080,412

Goodwill	2,925,131	127,964	2,797,167

(a)	The divestiture of CKVU resulted in decreases in broadcast licences and goodwill of $22.4 million and $44.8 million respectively.

(b)	Sale of community newspapers and related assets in Atlantic Canada and Saskatchewan resulted in a decrease of goodwill of $187.9 million.

(c)	Acquisition of the remaining 50% interest in the National Post resulted in a net increase of goodwill of $47 million.

(d)	Changes in the currency translation rates used to translate the balances of goodwill and broadcast licences resulted in net increases in the balances of $2.2 million and $10.3 million respectively.

(e)	The resolution of an income tax issue related to a period prior to an acquisition resulted in a $13.4 million reduction in goodwill.

(f)	Amortization of circulation and other intangibles was $17.5 million for the year ended August 31, 2002.

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     Long Term Debt

	Interest		Interest
	Rate(1)	2002	Rate(1)	2001

		$000		$000
Term bank loans(2)	9.73%	1,791,938	9.14%	2,286,018
Senior subordinated notes(3)	7.8%	705,700	9.08%	703,585
Term and demand loan €21,375 (2001 — IRE£16,505)(4)	5.8%	32,686	5.32%	29,486
Term and demand loan (2001 — NZ$7,275)	—	—	6.50%	4,938

Long term debt		2,530,324		3,024,027
Less portion due within one year		(150,865)		(116,500)

Long term portion		2,379,459		2,907,527

(1)	The weighted average interest rate giving effect to interest rate swaps.

(2)	Credit facilities provide for revolving and term loans in the maximum amounts of $600,000,000 and $1,796,500,000 respectively. At August 31, 2002, the Company had drawn on availabilities under all of its term facilities, including U.S. dollar loans of US$705,765,000 and had no amounts drawn under revolving facilities. The revolving credit facility matures in November 2006. The amount of credit available under $1,796,500,000 of the term facilities decreases periodically until maturity between November 2006 and May 2009. Additional term facilities of $15,000,000, of which no amount was drawn at August 31, 2002, mature in August 2005. The loans bear interest at floating rates, and are collateralized by certain assets of the Company.

Up to $30,000,000 of the revolving credit facility is available on an operating basis, of which no amount was utilized at August 31, 2002.

(3)	The senior subordinated notes mature on May 15, 2011 and bear interest at 10.625% and include loans of US$425,000,000 and Canadian dollar loans of $60,724,000. Most of the Canadian dollar loans are held by the majority shareholder of CanWest. The notes rank junior to the Company’s senior credit facility and are guaranteed by certain subsidiaries of the Company.

(4)	These credit facilities provide for demand bank loans at August 31, 2002 in the maximum amount of €47,500,000 (2001 — IRE£46,086,000). The debt bears interest at floating rates and is secured by a letter of credit provided by the Company.

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

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Principal payments in respect of long-term debt over the next five years are:

Year Ended August 31,	$000

2003	150,865
2004	132,070
2005	166,113
2006	204,800
2007	192,027

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

For the year ended August 31 2002, expenditures charged to the restructuring accruals were $43.9 million (August 31, 2001 — $19.5 million). As at August 31, 2002, an aggregate balance of $99.7 million remains accrued for future expenditures.

9.     Equity Instruments

(a) The authorized and issued capital stock of the Company is as follows:

Authorized

      An unlimited number of common shares.

      An unlimited number of preference shares.

Issued

	2002	2001

	$000	$000
	Revised	Revised
22,785 common shares	437,107	437,107
Junior subordinated notes, due November 15, 2020	934,335	840,649

	1,371,442	1,277,756

During the year ended August 31, 2001, the Company issued 22,785 common shares to its parent, one of which was issued upon incorporation, and 999 in exchange for all of the outstanding shares of GTNI, which have been recorded at the paid up value of the GTNI shares of $11,591,000. One common share

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(b) Revision of 2002 and prior year’s information

The Company’s 2002 and 2001 retained earnings, equity instruments, and income taxes recoverable have been revised to reflect certain adjustments to previously reported amounts. The Company has determined that interest on the junior subordinated notes was overstated in each of fiscal 2002 and 2001. These adjustments resulted in a decrease to junior subordinated notes in the amounts of $14.7 million and $2.3 million in 2002 and 2001 respectively; an increase to retained earnings in the amounts of $9.0 million and $1.4 million in 2002 and 2001 respectively; and a decrease in income taxes recoverable in the amounts of $5.7 million and $0.9 million in 2002 and 2001 respectively.

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

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.     Income Taxes

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	2002	2001	2000

	$000	$000	$000
Income taxes at combined Canadian statutory rate of 38.7% (2001 — 41.3%, 2000 — 43.7%)	60,127	17,644	62,393
Non-taxable portion of capital gains	(17,044)	(11,716)	(16,418)
Effect of valuation allowance on future tax assets	(3,552)	—	—
Effect of income tax losses not recognized	—	—	4,552
Non-deductible amortization expense	6,766	30,980	—
Effect of foreign income tax rates differing from Canadian income tax rates	(1,924)	(995)	6,360
Large corporations tax	3,250	1,788	293
Effect of substantially enacted income tax rate change on future tax balances	—	(70,573)	(14,832)
Other	(13)	5,592	(591)

Provision for (recovery of) income taxes	47,610	(27,280)	41,757

      An analysis of earnings before tax by jurisdiction follows:

	2002	2001	2000

	$000	$000	$000
Canada	137,566	10,907	169,371
Foreign	17,962	31,815	(26,595)

Earnings before tax	155,528	42,722	142,776

      An analysis of the provision for (recovery of) current and future income taxes by jurisdiction follows:

	2002	2001	2000

	$000	$000	$000
Current income taxes
Canada	38,455	69,523	65,868
Foreign	302	203	968

	38,757	69,726	66,836

Future income taxes
Canada	8,703	(94,544)	(24,926)
Foreign	150	(2,462)	(153)

	8,853	(97,006)	(25,079)

Provision for income taxes	47,610	(27,280)	41,757

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant components of the Company’s future income tax assets and liabilities are as follows:

	2002	2001

	$000	$000
Future tax assets
Non-capital loss carryforwards	61,399	38,187
Accounts payable and other accruals	45,417	63,192
Pension and post retirement benefits	—	5,660
Less: valuation allowance	(20,717)	(10,840)

Total future tax assets	86,099	96,199

Future tax liabilities
Tax depreciation in excess of book depreciation	52,845	71,476
Pension obligations	14,823	—
Intangible assets	398,157	404,983
Other assets	11,266	13,813

Total future tax liabilities	477,091	490,272

Net future tax liability	390,992	394,073
Current net future tax asset	30,013	33,243

Net long term future tax liability	421,005	427,316

As at August 31, 2002, the Company had non capital loss carry forwards for income tax purposes of $197,592,000, that expire as follows: 2006 — $1,769,000, 2007 — $9,397,000, 2008 — $55,245,000, 2009 — $39,396,000, 2010 and thereafter — $91,785,000.

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

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.     Retirement Assets and Obligations

Information on the Company’s pension and post retirement benefit plans follows:

			Post Retirement
	Pension Benefits		Benefits

	2002	2001	2002	2001

	$000	$000	$000	$000
Plan Assets
Fair value — beginning of year	220,346	96,351	—	—
Plan assets acquired	8,163	132,425	—	—
Investment income	3,739	(2,444)	—	—
Employer contributions	3,699	609	400	—
Employee contributions	5,800	4,475	—	—
Benefits, refund of contributions and administrative expenses	(7,027)	(11,070)	(400)	—

Fair value — end of year	234,720	220,346	—	—

Plan Obligations
Accrued benefit obligation — beginning of year	226,361	77,704	35,121	5,816
Obligation acquired	8,084	132,425	—	26,927
Accrued interest on benefits	18,252	13,814	2,503	1,959
Current service cost	15,174	10,586	1,198	419
Past service costs	11,868	—	—	—
Benefits, refund of contributions	(7,027)	(10,499)	(400)	—
Experience loss	4,900	2,331	2,744	—

Accrued benefit obligation — end of year	277,612	226,361	41,166	35,121

The Company’s accrued benefit asset is determined as follows:
Plan deficit	(42,892)	(6,015)	(41,166)	(35,121)
Unamortized net actuarial loss (gain)	41,662	21,069	2,752	—
Unamortized transitional obligation (asset)	(5,573)	(5,029)	4,938	5,377
Unamortized past service costs	11,542	—	—	—
Valuation allowance	(916)	(1,002)	—	—

Accrued plan asset	3,823	9,023	(33,476)	(29,744)

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The valuation allowance represents the amount of surplus not recognized on the Company’s balance sheet.

The Company’s benefit expense is determined as follows:

	Pension Benefits			Post Retirement Benefits

	2002	2001	2000	2002	2001	2000

	$000	$000	$000	$000	$000	$000
Current service cost	15,174	10,586	1,806	1,198	419	—
Employee contributions	(5,800)	(4,475)	(456)	—	—	—
Accrued interest on benefits	18,252	13,814	2,790	2,503	1,959	—
Expected return on plan assets	(19,174)	(16,451)	(3,432)	—	—	—
Amortization of transitional (asset) obligation	(358)	(358)	—	439	439	—
Amortization of past service costs	527	—	—	—	—	—
Amortization of net experience losses	57	—	—	—	—	—
Changes in valuation allowance	(86)	(61)	(419)	—	—	—

Benefit expense	8,592	3,055	289	4,140	2,817	—
Employer contribution to the defined contribution plan	1,552	463	463	—	—	—

Total pension and post retirement benefit expense	10,144	3,518	752	4,140	2,817	—

Significant actuarial assumptions in measuring the Company’s accrued benefit obligations are as follows:

Discount rate	6.75- 7.25%	7.25%	7.25%	7.25%	7.00%	7.00%
Expected long-term rate of return on pension plan assets	7.00- 7.25%	7.25- 8.00%	7.25%	7.00%	7.00%	7.00%
Rate of compensation increase	3.50- 4.00%	4.00%	4.00%	4.00%	4.00%	4.00%

14.     Related Party Balances and Transactions

Due from parent and affiliated companies consist of the following:

	2002	2001

	$000	$000
Due from parent, CanWest — non-interest bearing	25,651	32,289
Due from various affiliated companies —
CanWest Entertainment Inc. — non-interest bearing	59,516	59,516
Fireworks Entertainment Inc. — bearing interest at prime	381,290	316,505

Due from parent and affiliated companies	466,457	408,310

The Company has entered into the following transactions with related parties. The related parties are the parent of the Company and other affiliates:

	2002	2001	2000

	$000	$000	$000
Operating expenses — acquisition of broadcast rights — Fireworks Entertainment Inc.	4,475	4,516	356
Interest income — Fireworks Entertainment Inc.	12,872	18,534	3,298
Interest expense — CanWest	—	2,613	9,298
Management fee expense — CanWest	—	7,600	9,000
Operating lease expense — CanWest	1,600	—	—

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

All transactions occur at the exchange amount agreed to by the parties.

15.     Financial Instruments

Financial instruments consist of the following:

	2002		2001

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

	$000	$000	$000	$000
	Revised	Revised	Revised	Revised
Short term assets	466,738	466,738	360,501	360,501
Other investments	159,181	208,710	412,112	407,392
Short term liabilities	406,616	406,616	435,337	435,337
Long term debt	2,530,324	2,474,324	3,024,027	2,929,963
Other long term liabilities	86,217	86,217	88,809	88,809
Unrealized net loss on interest rate swaps	—	56,000	—	94,064
Due from parent and affiliated companies	466,457	466,457	408,310	408,310

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

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

In February 2003, the Company sold its interest in community newspapers and related assets in Southern Ontario for cash proceeds of $193.5 million. The accounting gain on this sale was $20.7; assets and liabilities disposed amounted to $179.6 million (including goodwill of $157.0 million) and $6.8 million respectively.

In April 2003, the Company issued US$200 million in 7.625% senior unsecured notes due April 15, 2013. The proceeds were used to finance the repayment of $275 million of obligations under the 12.125% junior subordinated notes issued by the Company’s parent.

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

Each segment reported below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of net income before tax in each jurisdiction. There are no significant inter-segment items. Segmented information in Canadian dollars is as follows:

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Publishing					Corporate
	and Online	Broadcasting

						and
	Canada	Canada	New Zealand		Ireland	Other	Consolidated

			TV	Radio

	$000	$000	$000	$000	$000	$000	$000
Revenue from external customers
2002	1,270,336	691,888	69,079	60,724	28,317	—	2,120,344
2001	919,923	701,027	58,436	56,864	31,056	—	1,767,306
2000	—	489,896	72,983	29,981	27,409	—	620,269
Operating profit (loss) before amortization
2002	288,028	191,092	(1,938)	16,361	7,654	(30,147)	471,050
2001	207,804	226,458	(8,939)	14,301	2,748	(8,302)	434,070
2000	—	166,418	(12,036)	7,002	(8,672)	(11,396)	141,316
Amortization of intangibles and goodwill
2002	17,500	—	—	—	—	—	17,500
2001	50,504	33,645	2,246	2,834	61	29	89,319
2000	—	16,217	2,198	1,441	192	29	20,077
Amortization of capital assets and other
2002	44,986	25,924	2,574	2,086	1,869	2,661	80,100
2001	32,649	24,195	2,731	1,919	3,046	228	64,768
2000	—	14,267	3,109	889	4,271	15	22,551
Financing expenses (revenue)
2002	238,521	125,170	261	188	1,728	(110,862)	255,006
2001	227,464	113,751	104	234	3,374	(76,084)	268,843
2000	—	59,745	(213)	106	2,970	(2,795)	59,813
Investment gains and dividend income net of write-downs
2002	—	—	—	—	—	37,084	37,084
2001	—	—	—	—	—	31,582	31,582
2000	—	—	—	—	—	103,901	103,901
Earnings (loss) before taxes
2002	(12,979)	31,898	(4,898)	14,087	3,809	123,611	155,528
2001	(100,046)	42,536	(14,298)	9,314	(3,733)	108,949	42,722
2000	—	76,189	(17,130)	4,566	(16,105)	95,256	142,776

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Publishing					Corporate
	and Online	Broadcasting

						and
	Canada	Canada	New Zealand		Ireland	Other	Consolidated

			TV	Radio

	$000	$000	$000	$000	$000	$000	$000
Capital expenditures
2002	17,063	14,392	1,518	1,207	479	17,613	52,272
2001	21,932	16,465	2,163	1,090	86	—	41,736
2000	—	11,156	189	637	2,635	—	14,617
Property, plant and equipment
2002	490,932	122,956	22,635	8,481	4,183	11,513	660,700
2001	523,381	130,211	22,099	8,781	4,288	415	689,175
Intangibles
2002	478,439	491,157	47,657	75,333	2,219	1,653	1,096,458
2001	450,239	513,807	43,851	70,020	1,330	1,165	1,080,412
Goodwill
2002	1,920,333	604,752	19,613	54,323	1,223	—	2,600,244
2001	2,060,559	662,733	19,613	53,039	1,223	—	2,797,167
Total assets
2002	3,219,846	1,588,000	141,677	150,176	21,530	612,685	5,733,914
2001	3,360,423	1,721,356	133,018	141,761	21,950	772,792	6,151,300
Reconciliation of net earnings before taxes to net earnings — year ended August 31, 2002
Earnings (loss) before income tax	(12,979)	31,898	(4,898)	14,087	3,809	123,611	155,528
(Provision for) recovery of income taxes	(8,731)	(6,595)	42	94	(612)	(31,808)	(47,610)
Minority interests	4,330	—	—	—	—	—	4,330
Interest in loss of Network TEN	—	—	—	—	—	(11,815)	(11,815)
Interest in loss of other equity accounted affiliates	—	(1,523)	—	—	—	—	(1,523)
Realized translation adjustments	—	—	—	—	—	(1,000)	(1,000)

Net earnings (loss) for the year	(17,380)	23,780	(4,856)	14,181	3,197	78,988	97,910

Reconciliation of net earnings before taxes to net earnings — year ended August 31, 2001
Earnings (loss) before income tax	(100,046)	42,536	(14,298)	9,314	(3,733)	108,949	42,722
(Provision for) recovery of income taxes	18,304	35,099	2,821	(614)	269	(28,599)	27,280
Minority interests	—	(2,531)	—	(665)	—	—	(3,196)
Interest in earnings of Network TEN	—	—	—	—	—	52,567	52,567
Interest in earnings (loss) of other equity accounted affiliates	(16,385)	1,894	—	—	—	—	(14,491)
Realized translation adjustments	—	—	—	—	—	(7,200)	(7,200)

Net earnings (loss) for the year	(98,127)	76,998	(11,477)	8,035	(3,464)	125,717	97,682

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Publishing					Corporate
	and Online	Broadcasting

						and
	Canada	Canada	New Zealand		Ireland	Other	Consolidated

			TV	Radio

	$000	$000	$000	$000	$000	$000	$000
Reconciliation of net earnings before taxes to net earnings — year ended August 31, 2000
Earnings (loss) before income tax	—	76,189	(17,130)	4,566	(16,105)	95,256	142,776
(Provision for) recovery of income taxes	—	(12,008)	988	(1,285)	1,754	(31,206)	(41,757)
Minority interests	—	(2,607)	—	(268)	5,049	—	2,174
Interest in earnings of Network TEN	—	—	—	—	—	72,194	72,194
Interest in earnings of WIC	—	2,286	—	—	—	—	2,286
Realized translation adjustments	—	—	—	—	—	(1,300)	(1,300)

Net earnings (loss) for the year	—	63,860	(16,142)	3,013	(9,302)	134,944	176,373

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

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounting for Derivative Instruments and Hedging Activities

Under U.S. GAAP, entities are required to recognize all derivative instruments as either assets or liabilities in the balance sheet and measure those instruments at fair value. The changes in fair value of the derivative are included in the statement of earnings. Under Canadian GAAP, hedging derivatives are eligible for hedge accounting if certain criteria are met. Non-hedging derivatives are recognized at their fair value as either assets or liabilities.

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

Revision of 2002 and prior years’ information

The Company’s 2001 and subsequent periods net income and shareholders’ equity have been revised to reflect certain adjustments to previously reported net income and shareholders’ equity in accordance with US GAAP for the accounting for derivative financial instruments. The Company has determined, notwithstanding their designation as hedges and achievement of their intended economic purpose, its cross currency interest rate and interest rate swaps did not meet all of the criteria for hedge accounting under FAS 133. As result, the unrealized gains and losses on derivative financial instruments are included in net income as they arise, whereas previously these amounts were included in other comprehensive income. These adjustments resulted in increasing net income for 2002 by $27.5 million (net of income taxes of $1.3 million), decreasing net income for 2001 by $55.6 million (net of income taxes of $37.0 million). The effect on shareholders equity resulting from this adjustment as at August 31, 2002 was an increase of $4.8 million (net of income taxes of $9.4 million) and as at August 31, 2001 a decrease of $5.9 million (net of income taxes of $2.5 million). In addition, the Company determined as explained in Note 9 (b) that interest on the CMI notes was computed incorrectly. This adjustment resulted in increasing net income for 2002 by $7.6 million (net of income taxes of $4.8 million) and for 2001 by $1.4 million (net of income taxes of $0.9 million). The effect on shareholders equity resulting from this adjustment as at August 31, 2002 was an increase of $9.0 million (net of income taxes of $5.7 million) and as at August 31, 2001 an increase of $1.4 million (net of income taxes of $0.9 million).

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reconciliation of Financial Statements

Consolidated Statements of Earnings

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

	2002	2001	2000

	$000	$000	$000
	Revised	Revised
Net earnings in accordance with Canadian GAAP	97,910	97,682	176,373
Pre-operating costs — net of tax of $1,331 (2001 — $1,175, 2000 — $544)	(100)	3,337	2,788
Realization of cumulative translation losses — net of tax of nil	1,000	7,200	1,300
Reversal of amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination, net of tax of nil	—	938	—
Programming costs imposed by regulatory requirement, net of tax of $2,438 (2001 — $774)	(3,232)	(1,026)	—
Integration costs related to CanWest Publications net of tax of $827	(1,470)	—	—
Equity accounted affiliates in trust, net of tax of nil	3,375	(3,375)	—
Reclassification of interest on junior subordinated notes from equity net of tax of $36,537 (2001 — $28,900)	(57,148)	(44,902)	—
Timing of tax rate enactment	—	14,832	(14,832)
Investment in WIC on an equity basis net of tax of nil (2001 — nil, 2000 — $22,452)	—	—	47,045
Amortization of WIC goodwill adjustment resulting from retroactive equity accounting of WIC upon regulatory approval net of tax of nil	—	(1,576)	—
Unrealized gains (losses) on interest rate and cross currency swaps net of tax of $1,268 (2001 — $37,016)	27,535	(55,618)	—

Net earnings in accordance with U.S. GAAP before cumulative effect of adoption of new accounting policy	67,870	17,492	212,674
Cumulative effect of adoption of new goodwill and intangibles accounting policy net of tax of $2,500	(45,269)	—	—

Net earnings in accordance with U.S. GAAP	22,601	17,492	212,674
Amortization of goodwill and indefinite life intangibles net of tax of 2001 — $11,975 (2000 — $9,106)	—	63,506	11,810
Amortization of goodwill and indefinite life intangibles in equity accounted affiliates net of tax of nil	—	6,211	4,225

Net earnings in accordance with U.S. GAAP adjusted to exclude amortization expense recognized in 2001 and 2000	22,601	87,209	228,709

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statements of Comprehensive Income (Loss)

Comprehensive Income (Loss) — Current Periods

	2002	2001	2000

	$000	$000	$000
	Revised	Revised
Net earnings in accordance with U.S. GAAP	22,601	17,492	212,674

Other comprehensive income, net of tax:
Foreign currency translation gain	24,636	6,059	(52,058)

Reclassification of transition adjustment related to interest rate swaps net of tax of $69 (2001-$70)	115	114	—

Unrealized gains (losses) on securities available for sale, net of tax of nil (2001 — $5,755, 2000 — $3,624)	31,387	(73,178)	36,460
Reversal of unrealized loss (gains) on sale of security available for sale, net of tax of nil (2001 — $486, 2000 — $2,529)	60,000	(987)	(7,332)

	91,387	(74,165)	29,128

Comprehensive income (loss)	138,739	(50,500)	184,480

Other Comprehensive Income (Loss) — Accumulated Balances

		Unrealized
	Foreign	Gains	Transition
	Currency	(Losses) on	Adjustment
	Translation	Securities	on Swaps	Total

			$000	$000
	$000	$000	Revised	Revised
Balance — August 31, 2000	(85,783)	32,307	—	(53,476)
Transition adjustment on swaps	—	—	(2,577)	(2,577)
Change during 2001	6,059	(74,165)	114	(67,992)

Balance — August 31, 2001	(79,724)	(41,858)	(2,463)	(124,045)
Change during 2002	24,636	91,387	115	116,138

Balance — August 31, 2002	(55,088)	49,529	(2,348)	(7,907)

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidated Balance Sheets

Balance sheet captions restated to reflect the above items are presented below:

	August 31,

	2002	2001

	$000	$000
	Revised	Revised
Assets
Current assets	628,862	537,868
Investment in Network TEN	4,494	107,210
Property, plant and equipment	660,700	689,175
Intangibles and goodwill	3,714,768	3,895,644
Due from parent and affiliated companies	466,457	408,310
Other investments	208,710	366,879
Other assets	186,394	121,417

	5,870,385	6,126,503

Liabilities
Current liabilities	586,670	641,116
Long-term debt	3,320,781	3,685,624
Other liabilities	197,751	165,349
Future income taxes	393,950	401,921

	4,499,152	4,894,010

Shareholder’s Equity
Capital stock	437,107	437,107
Contributed surplus	132,953	132,953
Retained earnings	809,080	786,478
Accumulated other comprehensive income (loss)	(7,907)	(124,045)

	1,371,233	1,232,493

	5,870,385	6,126,503

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of shareholder’s equity reflecting the differences between Canadian and U.S. GAAP is set out below:

	For the Years Ended
	August 31,

	2002	2001

	$000	$000
	Revised	Revised
Shareholder’s equity in accordance with Canadian GAAP	2,259,230	2,144,415
Adjustments relating to pre-operating costs — net of tax of $3,608 (2001 — $2,277)	(6,473)	(6,373)
Programming costs imposed by regulatory requirement on business combination net of tax of $3,212 (2001 — $774)	(4,258)	(1,026)
Adjustment to goodwill resulting from retroactive equity accounting of WIC upon regulatory approval — net of tax of nil	38,503	38,503
Reversal of amortization of goodwill related to future programming expenses, net of tax of nil	938	938
Integration costs related to CanWest Publications net of tax of $827	(1,470)	—
Adjustment to reflect losses on interest rate and cross currency swaps net of tax of $35,748 (2001 — $37,016)	(28,083)	(55,618)
Equity accounted affiliates in trust net of tax of nil	—	(3,376)
Transition adjustment on interest rate swaps, net of tax of $1,383 (2001-$1,452)	(2,348)	(2,463)
Reclassification of junior subordinated notes to debt	(934,335)	(840,649)
Adjustment to reflect unrealized gain (loss) on other investments net of tax of nil (2001 — nil)	49,529	(41,858)

Shareholder’s equity in accordance with U.S. GAAP	1,371,233	1,232,493

Allowance for Doubtful Accounts and Bad Debt Provision

Included in accounts receivable at August 31, 2002 is an allowance for doubtful accounts of $13,652,000 (2001 — $14,289,000).

Included in operating expenses for the year ended August 31, 2002 are bad debt expense of $5,662,000 (2001 — $7,334,000, 2000 — recovery of $300,000).

Accounts Payable and Accrued Liabilities

Included in accrued liabilities for the year ended August 31, 2002 is accrued salaries of $62,211,000 (2001 — $57,006,000).

Rent Expense

Included in operating expenses for the year ended August 31, 2002 is rent expense of $17,338,000 (2001 — $11,863,000, 2000 — $8,102,000).

Amortization of Intangibles

Amortization expense related to existing finite life intangibles will be $17.5 million per year to 2005, $8.8 million and $1.5 million in 2006 and 2007 respectively.

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	Consolidating Financial Information

The Company has entered into financing arrangements which are guaranteed by the Company and certain of its wholly-owned subsidiaries (the “Guarantor Subsidiaries”). Such guarantees are full, unconditional and joint and several.

The following supplemental financial information sets forth, on an unconsolidated basis, balance sheets, statements of operations and cash flow information for the Company, Guarantor Subsidiaries and the Company’s other subsidiaries (the “Non-Guarantor Subsidiaries”). The supplemental financial information reflects the investments of the Company in the Guarantor and Non-Guarantor subsidiaries using the equity method of accounting. As indicated in note 1 for the year ended August 31, 2000 the results of the Company reflect results identical to those of GTNI on a continuity of interests basis. As of September 28, 2000, when the Company was created, results reflect the actual results of the Company.

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SUPPLEMENTAL CONSOLIDATING BALANCE SHEET

August 31, 2002
Revised

	CanWest Media Inc.	Consolidated	Non-Guarantor	Elimination
	Parent Company	Guarantors	Subsidiaries	Entries	Consolidated

	$000	$000	$000	$000	$000
ASSETS
Current Assets
Cash	(15,303)	62,762	2,319	—	49,778
Accounts receivable	803	368,630	12,904	—	382,337
Income taxes recoverable	2,842	32,288	(507)	—	34,623
Inventory	—	19,836	—	—	19,836
Broadcast rights	—	90,193	7,903	—	98,096
Future income taxes	—	30,013	—	—	30,013
Other	1,218	11,559	454	—	13,231

	(10,440)	615,281	23,073	—	627,914
Investment in Network TEN	—	4,494	—	—	4,494
Investment in equity accounted subsidiaries	1,253,792	—	—	(1,253,792)	—
Other investments	7	159,173	1	—	159,181
Broadcast rights	—	19,359	3,813	—	23,172
Due from parent and affiliated companies	3,431,492	(2,913,040)	(51,995)	—	466,457
Property, plant and equipment	16,555	634,478	9,667	—	660,700
Other assets	67,796	24,479	3,019	—	95,294
Intangibles	—	1,093,274	3,184	—	1,096,458
Goodwill	—	2,599,021	1,223	—	2,600,244

	4,759,202	2,236,519	(8,015)	(1,253,792)	5,733,914

LIABILITIES
Current Liabilities
Accounts payable	—	154,609	3,643	—	158,252
Accrued liabilities	2,334	201,014	9,722	—	213,070
Broadcast rights accounts payable	—	34,511	783	—	35,294
Deferred revenue	—	30,522	—	—	30,522
Current portion of long term debt	122,822	—	28,043	—	150,865

	125,156	420,656	42,191	—	588,003
Long term debt	2,374,816	—	4,643	—	2,379,459
Other accrued liabilities	—	85,951	266	—	86,217
Future income taxes	—	423,041	(2,036)	—	421,005

	2,499,972	929,648	45,064	—	3,474,684

Shareholder’s Equity
Equity instruments	1,371,442	437,110	1,246	(438,356)	1,371,442
Contributed surplus	132,953	132,953	2,654	(135,607)	132,953
Retained earnings	803,493	785,195	(56,708)	(728,487)	803,493
Cumulative foreign currency translation adjustments	(48,658)	(48,387)	(271)	48,658	(48,658)

	2,259,230	1,306,871	(53,079)	(1,253,792)	2,259,230

	4,759,202	2,236,519	(8,015)	(1,253,792)	5,733,914

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SUPPLEMENTAL CONSOLIDATING BALANCE SHEET — (Continued)
August 31, 2002
Revised

	CanWest Media Inc.	Consolidated	Non-Guarantor	Elimination
	Parent Company	Guarantors	Subsidiaries	Entries	Consolidated

	$000	$000	$000	$000	$000
Shareholder’s Equity in accordance with Canadian GAAP	2,259,230	1,306,871	(53,079)	(1,253,792)	2,259,230
Adjustments relating to pre-operating costs — net of tax of $3,608	—	(3,656)	(2,817)	—	(6,473)
Programming costs imposed by regulatory requirement on business combination net of tax of $3,212	—	(4,258)	—	—	(4,258)
Adjustment to goodwill resulting from retroactive equity accounting of WIC upon regulatory approval — net of tax of nil	—	38,503	—	—	38,503
Reversal of amortization of goodwill related to future programming expenses, net of tax of nil	—	938	—	—	938
Integration costs related to CanWest Publications net of tax of $827	—	(1,470)	—	—	(1,470)
Adjustment to reflect losses on interest rate and cross currency swaps net of tax of $35,748	(28,083)	—	—	—	(28,083)
Transition adjustment on interest rate swaps net of tax of $1,383	(2,348)	—	—	—	(2,348)
Reclassification of junior subordinated notes to debt	(934,335)	—	—	—	(934,335)
Adjustment to reflect unrealized gain on other investments net of tax of nil	—	49,529	—	—	49,529

Shareholder’s equity in accordance with U.S. GAAP	1,294,464	1,386,457	(55,896)	(1,253,792)	1,371,233

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SUPPLEMENTAL CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended August 31, 2002
Revised

	CanWest Media Inc.	Consolidated	Non-Guarantor	Elimination
	Parent Company	Guarantors	Subsidiaries	Entries	Consolidated

	$000	$000	$000	$000	$000
Revenue	—	2,046,669	73,675	—	2,120,344
Operating expenses	—	1,066,135	42,807	—	1,108,942
Selling, general and administrative expenses	9,628	515,390	15,334	—	540,352

	(9,628)	465,144	15,534	—	471,050
Amortization of broadcast licenses, goodwill and circulation	—	17,500	—	—	17,500
Amortization of property, plant and equipment	2,356	68,033	3,041	—	73,430
Other amortization	—	2,994	3,676	—	6,670

	(11,984)	376,617	8,817	—	373,450
Financing (expenses) income	129,153	(373,371)	(10,788)	—	(255,006)
Investment gains net of write-down of investments	—	33,843	—	—	33,843
Dividend income	—	3,241	—	—	3,241

	117,169	40,330	(1,971)	—	155,528
Provision for (recovery of) income taxes	33,338	16,281	(2,009)	—	47,610

Earnings before the following	83,831	24,049	38	—	107,918
Minority interest	—	4,330	—	—	4,330
Interest in loss of Network TEN	—	(11,815)	—	—	(11,815)
Interest in earnings of equity accounted affiliates	14,079	(1,523)	—	(14,079)	(1,523)
Realized currency translation adjustments	—	(1,000)	—	—	(1,000)

Net earnings for the year	97,910	14,041	38	(14,079)	97,910
Retained earnings — beginning of year	806,574	876,133	(54,456)	(821,677)	806,574
Adjustment for the adoption of new accounting pronouncement	(45,269)	(45,269)	—	45,269	(45,269)
Dividends	—	(59,710)	(2,290)	62,000	—
Interest on junior subordinated debentures — net of tax of $41,373	(64,711)	—	—	—	(64,711)

Retained earnings — end of year	794,504	785,195	(56,708)	(728,487)	794,504

Net earnings in accordance with Canadian GAAP	97,910	14,041	38	(14,079)	97,910
Pre-operating costs net of tax of $1,331	—	(3,656)	3,556	—	(100)
Realization of currency translation adjustments net of tax of nil	—	1,000	—	—	1,000
Integration costs related to CanWest Publications net of tax of $827	—	(1,470)	—	—	(1,470)
Programming costs imposed by regulatory requirement, net of tax of $2,438	—	(3,232)	—	—	(3,232)
Equity accounted affiliates in trust, net of tax of $nil	—	3,375	—	—	3,375
Reclassification of interest on junior subordinated debentures from equity net of tax of $36,537	(57,148)	—	—	—	(57,148)
Unrealized gain (loss) on interest rate and cross currency interest rate swaps net of tax of $1,268	27,535	—	—	—	27,535

Net earnings (loss) in accordance with U.S. GAAP before cumulative effect of adoption of new accounting policy	68,297	10,058	3,594	(14,079)	67,870
Cumulative effect of adoption of new goodwill and intangibles accounting policy net of tax of $2,500	—	(45,269)	—	—	(45,269)

Net earnings (loss) in accordance with U.S. GAAP	68,297	(35,211)	3,594	(14,079)	22,601

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SUPPLEMENTAL CONSOLIDATING BALANCE SHEET

August 31, 2001
Revised

	CanWest Media Inc.	Consolidated	Non-Guarantor	Elimination
	Parent Company	Guarantors	Subsidiaries	Entries	Consolidated

	$000	$000	$000	$000	$000
ASSETS
Current Assets
Cash	—	3,480	7,952	—	11,432
Accounts receivable	4,725	313,820	26,320	—	344,865
Income taxes recoverable	(730)	11,784	(6,850)	—	4,204
Inventory	—	30,817	—	—	30,817
Broadcast rights	—	86,301	10,084	—	96,385
Future income taxes	—	33,542	(299)	—	33,243
Other	5,875	10,644	403	—	16,922

	9,870	490,388	37,610	—	537,868
Investment in Network TEN	—	107,210	—	—	107,210
Investment in equity accounted subsidiaries	1,308,781	—	—	(1,308,781)	—
Other investments	—	412,111	1	—	412,112
Broadcast rights	—	3,635	4,700	—	8,335
Due from parent and affiliated companies	3,773,446	(3,356,125)	(9,011)	—	408,310
Property, plant and equipment	—	663,802	25,373	—	689,175
Other assets	88,442	13,575	8,694	—	110,711
Intangibles	—	1,055,037	25,375	—	1,080,412
Goodwill	—	2,749,084	48,083	—	2,797,167

	5,180,539	2,138,717	140,825	(1,308,781)	6,151,300

LIABILITIES
Current Liabilities
Bank loans and advances	—	28,999	—	—	28,999
Accounts payable	—	119,655	4,740	—	124,395
Accrued liabilities	27,061	221,246	10,683	—	258,990
Broadcast rights accounts payable	—	22,189	764	—	22,953
Deferred revenue	—	31,396	—	—	31,396
Current portion of long term debt	116,500	—	—	—	116,500

	143,561	423,485	16,187	—	583,233
Long term debt	2,892,563	(23,017)	37,981	—	2,907,527
Other accrued liabilities	—	88,543	266	—	88,809
Future income taxes	—	410,894	16,422	—	427,316

	3,036,124	899,905	70,856	—	4,006,885

Shareholder’s Equity
Equity instruments	1,277,756	437,110	1,370	(438,480)	1,277,756
Contributed surplus	132,953	26,097	106,856	(132,953)	132,953
Retained earnings	808,000	850,831	(39,189)	(811,642)	808,000
Cumulative foreign currency translation adjustments	(74,294)	(75,226)	932	74,294	(74,294)

	2,144,415	1,238,812	69,969	(1,308,781)	2,144,415

	5,180,539	2,138,717	140,825	(1,308,781)	6,151,300

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SUPPLEMENTAL CONSOLIDATING BALANCE SHEET — (Continued)
Revised

	CanWest Media Inc.	Consolidated	Non-Guarantor	Elimination
	Parent Company	Guarantors	Subsidiaries	Entries	Consolidated

	$000	$000	$000	$000	$000
Shareholder’s Equity in accordance with Canadian GAAP	2,144,415	1,238,812	69,969	(1,308,781)	2,144,415
Adjustments relating to pre-operating costs — net of tax of $2,277	—	—	(6,373)	—	(6,373)
Programming costs imposed by regulatory requirement on business combination net of tax of $774	—	(1,026)	—	—	(1,026)
Adjustment to goodwill resulting from retroactive equity accounting of WIC upon regulatory approval — net of tax of $nil	38,503	—	—	—	38,503
Reversal of amortization of goodwill related to future programming expenses, net of tax of nil	—	938	—	—	938
Adjustment to reflect losses on interest rate and cross currency swaps net of tax of $37,016	(55,618)	—	—	—	(55,618)
Equity accounted affiliates in trust net of tax of nil	—	(3,375)	—	—	(3,375)
Transition adjustment on interest rate swap, net of tax of $1,452	(2,463)	—	—	—	(2,463)
Reclassification of junior subordinated notes to debt	(840,649)	—	—	—	(840,649)
Adjustment to reflect unrealized gain (loss) on other investments net of tax of $nil	—	(44,960)	3,102	—	(41,858)

Shareholder’s equity in accordance with U.S. GAAP	1,284,188	1,190,389	66,698	(1,308,781)	1,232,494

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SUPPLEMENTAL CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended August 31, 2001
Revised

	CanWest		Non-
	Media Inc.,	Consolidated	Guarantor	Elimination
	Parent Company	Guarantors	Subsidiaries	Entries	Consolidated

	$000	$000	$000	$000	$000
Revenue	—	1,594,387	172,919	—	1,767,306
Operating expenses	—	828,224	137,291	—	965,515
Selling, general and administrative expenses	(913)	359,483	9,151	—	367,721

	913	406,680	26,477	—	434,070
Amortization of intangibles and goodwill	—	87,404	1,915	—	89,319
Amortization of property, plant and equipment	—	54,060	5,468	—	59,528
Other amortization	—	2,172	3,068	—	5,240

	913	263,044	16,026	—	279,983
Financing (expenses) income	69,974	(331,986)	(6,831)	—	(268,843)
Investment income and gains	—	28,630	—	—	28,630
Dividend income	—	2,952	—	—	2,952

	70,887	(37,360)	9,195	—	42,722
Provision for (recovery of) income taxes	29,630	(62,456)	5,546	—	(27,280)

Earnings before the following	41,257	25,096	3,649	—	70,002
Minority interest	—	(3,196)	—	—	(3,196)
Interest in earnings of Network TEN	—	52,567	—	—	52,567
Interest in earnings of equity accounted affiliates	56,425	(14,491)	—	(56,425)	(14,491)
Realized currency translation adjustments	—	(7,200)	—	—	(7,200)

Net earnings for the year	97,682	52,776	3,649	(56,425)	97,682
Retained earnings — beginning of year	755,549	753,870	5,257	(759,127)	755,549
Adjustment for the adoption of new accounting pronouncement	(329)	(3,910)	—	3,910	(329)
Dividends	—	48,095	(48,095)	—	—
Interest on junior subordinated debentures — net of tax of $29,812	(46,328)	—	—	—	(46,328)

Retained earnings — end of year	806,574	850,831	(39,189)	(811,642)	806,574

Net earnings in accordance with Canadian GAAP	97,682	52,776	3,649	(56,425)	97,682
Pre-operating costs net of tax of $1,175	—	—	3,337	—	3,337
Realization of currency translation adjustments net of tax of nil	—	7,200	—	—	7,200
Reversal of amortization of goodwill related to future programming expenses imposed by regulatory requirement on business combination, net of tax of nil	—	938	—	—	938
Programming costs imposed by regulatory requirement, net of tax of $774	—	(1,026)	—	—	(1,026)
Equity accounted affiliates in trust, net of tax of nil	—	(3,375)	—	—	(3,375)
Reclassification of interest on junior subordinated notes from equity net of tax of $28,900	(44,902)	—	—	—	(44,902)
Timing of tax rate enactment	—	14,832	—	—	14,832
Amortization of WIC goodwill adjustment resulting from retroactive equity accounting of WIC upon regulatory approval net of tax of nil	—	(1,576)	—	—	(1,576)
Unrealized gain (loss) on interest rate and cross currency interest rate swaps, net of tax of $37,016	(55,618)	—	—	—	(55,618)

Net earnings in accordance with U.S. GAAP	(2,838)	69,769	6,986	(56,425)	17,492
Amortization of goodwill and indefinite life intangibles net of tax of $11,975	—	61,591	1,915	—	63,506
Amortization of goodwill and indefinite life intangibles in equity accounted affiliates net of tax of nil	—	6,211	—	—	6,211

Net earnings in accordance with U.S. GAAP adjusted to exclude amortization expense recognized in 2001	(2,838)	137,571	8,901	(56,425)	87,209

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

The Ten Group Pty Limited Consolidated Financial Statements for the years ended August 31, 2002 and 2001 are hereby incorporated by reference from the CanWest Media Inc. Annual Report on Form 20-F for the fiscal year ended August 31, 2002 filed with the SEC on February 28, 2003.

ITEM 19 EXHIBITS

11.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Leonard Asper, President and Chief Executive Officer.

11.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of John Maguire, Vice-President, Finance and Chief Financial Officer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

CANWEST MEDIA INC.

By:	/s/ John Maguire

John Maguire, Chief Financial Officer
Date: June 18, 2003

CERTIFICATION

     I, Leonard Asper, certify that:

1.     I have reviewed this amendment to the annual report on Form 20-F/A of CanWest Media Inc.:

2.     Based on my knowledge, this amendment to the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment to the annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this amendment to the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amendment to the annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment to the annual report is being prepared;

     b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this amendment to the annual report (the “Evaluation Date”); and

     c) presented in this amendment to the annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this amendment to the annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 18, 2003

/s/ Leonard Asper

Name:	Leonard Asper
Title:	President and Chief Executive Officer

CERTIFICATION

     I, John Maguire, certify that:

1.     I have reviewed this amendment to the annual report on Form 20-F/A of CanWest Media Inc.:

2.     Based on my knowledge, this amendment to the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this amendment to the annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this amendment to the annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this amendment to the annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this amendment to the annual report is being prepared;

     b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this amendment to the annual report (the “Evaluation Date”); and

     c) presented in this amendment to the annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this amendment to the annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 18, 2003

/s/ John Maguire

Name:	John Maguire
Title:	Vice-President, Finance and
Chief Financial Officer