Form 20-F
period 2003-08-31
CANWEST MEDIA INC
filed 2004-02-26
CIK 1158672

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2003

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

7 5/8% Series B Senior Notes due 2013
(Title of Class)

      Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

22,786 common shares

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

      Yes   [X]         No  [  ]

      Indicate by check mark which financial statement item the registrant has elected to follow.

      Item 17  [X ]         Item 18    [  ]

TABLE OF CONTENTS

INTRODUCTION
FORWARD-LOOKING STATEMENTS
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3. KEY INFORMATION
SELECTED HISTORICAL FINANCIAL DATA
EXCHANGE RATE DATA
INDUSTRY DATA
ITEM 4. INFORMATION ON THE COMPANY
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
TRENDS
OUTLOOK
CRITICAL ACCOUNTING POLICIES
LIQUIDITY AND CAPITAL RESOURCES
CONTRACTUAL OBLIGATIONS AND COMMITMENTS
NETWORK TEN
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
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15. CONTROLS AND PROCEDURES
ITEM 16. [RESERVED]
ITEM 17. FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF EARNINGS
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
STATEMENTS OF FINANCIAL PERFORMANCE
STATEMENTS OF FINANCIAL POSITION
STATEMENTS OF CASH FLOWS
NOTES TO THE FINANCIAL STATEMENTS
ITEM 18. FINANCIAL STATEMENTS
ITEM 19. EXHIBITS
SIGNATURES
SECOND SUPPLEMENTAL INDENTURE
FIFTH SUPPLEMENTAL INDENTURE
LETTER AGREEMENT
LETTER AGREEMENT
SENIOR SECURED CREDIT FACILITIES: AMEND AGREE #3
SENIOR SECURED CREDIT FACILITIES: AMEND AGREE #4
STATEMENT REGARDING COMPUTATION OF RATIOS
CERTIFICATIONS
CERTIFICATIONS
CERTIFICATION
CERTIFICATION

TABLE OF CONTENTS

INTRODUCTION

This Annual Report on Form 20-F relates to CanWest Media Inc. and its subsidiaries (referred to herein as the “Company” or “CanWest”). On September 24, 2001, the Registration Statement on Form F-4 that CanWest filed to register exchange notes for the initial senior subordinated notes, or the notes, that it issued on May 17, 2001 became effective. As a result, CanWest Media Inc. became a reporting company under the Exchange Act. In addition, on July 17, 2003 the Company filed a registration statement on Form F-4 with the SEC to register exchange notes for the initial senior notes, or senior notes, issued on April 3, 2003.

As used in this annual report “CanWest Publications” refers to the newspapers and Internet assets acquired by us from Hollinger International Inc., Southam Inc., Hollinger Canadian Newspapers, Limited Partnership and HCN Publications Company on November 16, 2000, including a 100% interest in the National Post and excluding those publications that have since been sold by the Company (see Item 4. Information on the Company, A. History and Development of the Company, “Recent Events”).

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

Whether actual results will conform with the Company’s present expectations and predictions is subject to a number of risks and uncertainties including:

•	the significant considerations, including the risk factors, discussed in this annual report (See Item 3.D. Risk Factors);

•	the Company’s outstanding indebtedness and its leverage;

•	risks related to the Company’s ability to incur substantially more indebtedness;

•	restrictions imposed by the terms of the Company’s indebtedness;

•	risks related to the Company’s ability to successfully implement its business and operating strategies;

•	risks related to the Company’s ability to effectively manage its growth; and

•	the highly competitive nature of the industry in which the Company operates.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

A.	Selected Financial Data

The following tables set forth selected historical financial data for the Company. The Company’s selected historical financial data presented for, and as of the year end of, each of the years ended August 31, 1999 through 2003, are derived from the Company’s audited financial statements, which were audited by PricewaterhouseCoopers LLP, independent accountants.

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

(dollars in thousands)

CanWest Media Inc.

	For the fiscal year ended August 31,

	1999	2000	2001	2002	2003

Operating Data:(1)
Revenue	$555,005	$620,269	$1,767,306	$2,120,344	$2,096,061
Operating expenses	406,978	478,953	1,333,236	1,649,294	1,616,846

Operating profit before amortization	148,027	141,316	434,070	471,050	479,215
Amortization of intangibles and goodwill	14,465	20,077	89,319	17,500	17,500
Other amortization	19,491	22,551	64,768	80,100	77,187

	114,071	98,688	279,983	373,450	384,528
Financing expenses	42,580	59,813	268,843	255,006	248,478
Investment and other income	(22,473)	(103,901)	(31,582)	(37,084)	10,243

	93,964	142,776	42,722	155,528	125,807
Provision for (recovery of) income Taxes	40,679	41,757	(27,280)	47,610	39,130

Earnings before the following	53,285	101,019	70,002	107,918	86,677
Minority interests	9,791	2,174	(3,196)	4,330	—
Interest in earnings (loss) of Network TEN	68,749	72,194	52,567	(11,815)	101,339
Interest in earnings (loss) of other Equity accounted affiliates	—	2,286	(14,491)	(1,523)	(1,332)
Realized translation adjustments	(1,500)	(1,300)	(7,200)	(1,000)	922

Net earnings for the year	$130,325	$176,373	$97,682	$97,910	$187,606

Net earnings from continuing operations	$130,325	$176,373	$97,682	$97,910	$187,606

Cash flows from:
Operating activities	$118,037	$128,267	$190,743	$186,723	$275,083
Investing activities	(234,242)	(681,191)	(2,104,325)	374,325	145,761
Financing activities	110,127	589,841	1,855,351	(522,702)	(355,172)
Balance Sheet Data (at period end):
Intangibles and goodwill	$428,900	$1,453,143	$3,877,579	$3,675,654	$3,518,581
Total assets	1,616,911	2,779,111	6,151,300	5,712,866	5,612,257
Long- term debt	544,675	1,168,282	2,907,527	2,379,459	2,384,146
Equity instruments	11,591	11,591	1,277,756	1,371,442	1,191,004
Shareholder’s equity	686,596	812,211	2,144,415	2,259,230	2,227,554
U.S. GAAP Data:
Operating income	$115,139	$102,020	$283,633	$364,052	$379,645
Net earnings for the year	137,508	212,674	17,492	22,547	80,362
Total assets	1,600,204	2,825,592	6,126,503	5,798,123	5,635,134
Long term debt	535,423	1,123,903	3,685,624	3,320,781	2,942,327
Shareholders’ equity	673,558	858,038	1,232,493	1,371,810	1,443,413
Other Financial Data:
EBITDA(2)	$148,027	$141,316	$434,070	$471,050	$479,215
Distributions from Network TEN	60,001	75,259	71,096	60,984	33,378
Capital expenditures and other Investments	17,658	14,617	43,469	57,459	42,451
Fixed charge coverage	4.7	4.6	1.1	1.3	1.2
Reconciliation of Non GAAP financial Measure (2)
Operating Income	114,071	98,688	279,983	373,450	384,528
Amortization	33,956	42,628	154,087	97,600	94,687
EBITDA	$148,027	$141,316	$434,070	$471,050	$479,215

(1)	Operating data and results in the periods presented were impacted by the following business acquisitions and divestitures:

•	In March 2000, the Company acquired nine television stations from WIC Western International Communications Ltd, or WIC;

•	In November 2000, the Company acquired CanWest Publications;

•	In January 2001, the Company acquired the remaining shares of RadioWorks New Zealand Limited, a New Zealand national radio operation;

•	In March 2001, the Company restructured its controlling interest in Ireland’s TV3, at which time it began to proportionately consolidate its results;

•	In August 2001, the Company disposed of ROBTv, a specialty cable channel;

•	In September 2001 and October 2001, the Company disposed of its television stations, CFCF (Montreal) and CKVU (Vancouver);

•	In September 2001, the Company gained effective control of the National Post and began consolidating its financial results (the Company acquired the remaining 50% not already owned in April 2002); and

•	In August 2002 and February 2003, the Company disposed of certain community newspapers.

Operating data and results under Canadian GAAP for the fiscal year ended August 31, 2001 were impacted by the adoption of new standards in respect of accounting for income taxes.

Operating data and results under Canadian and U.S. GAAP for the fiscal year ended August 31, 2002 were impacted by the adoption of new standards in respect of accounting for goodwill and other intangibles. Net earnings, adjusted to exclude amortization of goodwill and indefinite life intangibles, for the years ended August 31, 2001, 2000, 1999 would have increased by $69,079, $16,035, and $18,909, respectively under Canadian GAAP.

Operating data and results under Canadian and U.S. GAAP for the fiscal year ended August 31, 2003 were impacted by the implementation by Network TEN and its wholly controlled Australian entities of a new income tax consolidation regime provided for under enacted changes to Australian tax law.

The Accounting Standards Board will be issuing amendments to Section 3860, Financial Instruments — Disclosure and Presentation, in January 2004, requiring that an entity account for certain financial instruments that may be settled in cash or by an issuer’s own equity instruments, at the issuer’s discretion as liabilities. The amended section will be effective for fiscal years beginning on or after November 1, 2004. The application of this standard by the Company effective September 1, 2005 may result in the reclassification of the Company’s junior subordinated notes as liabilities.

(2)	EBITDA represents net earnings from continuing operations before realized currency translation adjustments, interest in earnings of Network TEN and other equity accounted affiliates, minority interests, provision for (recovery of) income taxes, investment and other income, financing expenses, and amortization. EBITDA is not a recognized measure of financial performance under Canadian GAAP. Management utilizes EBITDA as a measure of segment profitability in making strategic resource allocations. In addition, the Company and its lenders and investors use EBITDA to measure performance against the Company’s various leverage covenants. Investors are cautioned, however, that EBITDA should not be construed as an alternative to operating income (earnings before interest and taxes, “EBIT”) or net earnings determined in accordance with GAAP as an indicator of the Company’s performance. The Company’s method of calculating EBITDA may differ from other companies and, accordingly, EBITDA may not be comparable to measures used by other companies. A reconciliation of EBITDA to operating income is provided above.

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

	Years ended August 31,

	1999	2000	2001	2002	2003

High for period	$0.6891	$0.6969	$0.6695	$0.6618	$0.7495
Low for period	0.6423	0.6629	0.6242	$0.6199	$0.6273
End of period	0.6682	0.6793	0.6300	$0.6331	$0.7220
Average for period(1)	0.6643	0.6805	0.6448	$0.6372	$0.6790

(1)	The average of the noon buying rates on the last business day of each month during the period.

	Month ended

	August 31,	Sept. 30,	Oct . 31,	Nov. 30,	Dec. 31,	Jan. 31,
	2003	2003	2003	2003	2003	2004

High for period	0.7228	0.7423	0.7670	0.7708	0.7738	0.7879
Low for period	0.7093	0.7206	0.7418	0.7486	0.7464	0.7497

In this annual report, “A$” means Australian dollars, “Cdn$” or “$” means Canadian dollars, “€” means Euros, “Ire£” means Irish punts, “NZ$” means New Zealand dollars and “US$” means U.S. dollars.

     On February 24, 2004, the Bank of Canada noon rate for Canadian dollars was:

•	A$0.9645 per Cdn$1.00;

•	Euro 0.5933 per Cdn$1.00;

•	NZ$1.0904 per Cdn$1.00; and

•	US$0.7530 per Cdn$1.00.

INDUSTRY DATA

     Unless otherwise indicated in this annual report:

•	Individual newspaper circulation figures are from the Audit Bureau of Circulations, an independent research organization that audits the circulation of print media vehicles, including newspapers; industry-wide newspaper industry advertising revenue, circulation revenue, circulation and median newspaper price data are from the Canadian Newspaper Association, a not-for-profit industry association representing Canadian newspaper publishers.

•	Broadcasting viewership data for Canada is from Nielsen Media Research Limited, a company that provides television audience measurement and related services, and BBM Bureau of Measurement, a not-for-profit broadcast research company that provides ratings information for the television, radio and interactive media industries.

•	Broadcasting viewership data for Australia is from OzTam Pty Limited, a Company that provides television audience data and related services, and for New Zealand and the Republic of Ireland is from AC Nielsen Corporation, a company that provides market research, information and analysis to the consumer products and services industries.

•	Broadcasting viewership data for Northern Ireland is from the Broadcasters’ Audience Research Board Ltd., a company that provides television audience data for the United Kingdom.

•	Radio listenership data for New Zealand is from the New Zealand Radio Broadcasters Association, an industry association.

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

The Company now has a substantial amount of debt. As of August 31, 2003, it had $2,447 million in long term debt (including the current portion) and shareholder’s equity of $2,228 million, resulting in a total debt to capitalization ratio of 52%.

The Company’s substantial indebtedness could have important consequences. For example, it could:

•	make it more difficult for the Company to satisfy its obligations with respect to the US$425.0 million 10 5/8% senior subordinated notes due 2011, its obligations with regard to the US$200.0 million 7 5/8% senior unsecured notes due 2013 and its obligations under the Company’s senior credit facility;

•	require the Company to dedicate a substantial portion of its cash flow from operations to payments on debt, which will reduce amounts available for working capital, capital expenditures, marketing, product and program development and other general corporate purposes. The Company estimates cash flow requirements to service existing debt over the twelve months ending August 31, 2004 to be $268 million, including scheduled repayments under the senior credit facility of $38 million. Scheduled annual repayments beyond August 2004 under the senior credit facility are as follows:

Years ending:

August 2005	$47 million
August 2006	$57 million
August 2007	$34 million
August 2008	$138 million
August 2009	$854 million

In addition, at August 31, 2003 the Company had $250 million drawn under the revolving portion of its credit facility, which matures in November 2006.

•	limit the Company’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates;

•	increase the Company’s vulnerability to general adverse economic and industry conditions;

•	place the Company at a competitive disadvantage compared to its competitors with less debt; and

•	limit the Company’s ability to borrow additional funds.

In addition, a portion of the Company’s debt, including debt under the senior credit facility, bears interest at variable rates. An increase in the interest rates on the debt will reduce the funds available to repay the notes and other debt and for operations and future business opportunities and will intensify the consequences of the Company’s leveraged capital structure.

In connection with the financing of the acquisition of our publishing assets, we issued a series of junior subordinated debentures, which we refer to as the CMI notes, to our immediate parent in an aggregate principal amount of $766.8 million ($275.0 million of obligations under the CMI notes were repaid with a portion of the proceeds of the 7 5/8% Senior Unsecured Notes). Because we have the option of paying all of our principal and interest obligations under the CMI notes with cash or shares, under Canadian GAAP, they are reflected as shareholder’s equity and are therefore not included in the foregoing discussion of our debt. However, under U.S. GAAP, the CMI notes would be reflected as long-term debt, the effect of which, at August 31, 2003 would be to increase our total debt by $752.2 million to $3,199.4 million, and decrease total shareholder’s equity to $1,475.4 million, resulting in a total debt to total capitalization ratio of 68%. Under Canadian GAAP, the interest on the CMI notes (net of income taxes) is charged to retained earnings, while under U.S. GAAP, such interest is charged to earnings. For the year ended August 31, 2003 the ratio of the Company’s earnings to fixed charges was 1.2x under Canadian GAAP.

The Company may not successfully implement the strategies relating to its acquisitions or achieve the anticipated benefits from these acquisitions.

The acquisitions of our publishing assets forms part of a set of business strategies which are based on developing a comprehensive platform of media assets. The Company continues to refine its strategies, which include the offering of multi-platform advertising solutions, the pursuit of cross-promotional opportunities and enhanced content development. The Company believes that its convergence and synergy strategies will enable it to achieve efficiencies. However, these strategies are still under development. There can be no assurances that the Company will be able to fully develop or implement these strategies or that the Company will realize the anticipated benefits of these strategies. Implementation of these strategies could also be affected by a number of factors beyond the Company’s control, including operating difficulties, increased operating costs, regulatory developments, general or local economic conditions or increased competition. In addition, the Company’s ability to achieve other anticipated benefits from its recent acquisitions, including cost savings and operating efficiencies, will depend, in large part, on its ability to successfully integrate certain of the operations of the acquired assets with its existing operations. The success of the integration of the acquired assets will also require the dedication of management and other personnel resources, which may temporarily distract their attention from day-to-day business. There can be no assurances that the Company will accomplish the integration of any acquired assets successfully.

The Company may not be able to effectively manage growth.

The Company has recently experienced substantial growth in its business and has significantly expanded its operations both domestically and internationally. The Company has made a number of other acquisitions in the past and it plans to continue to make acquisitions in the future. Certain of these acquisitions have involved expansion into businesses in which the Company has historically had limited or no involvement. The Company intends to continue to increase business in Canada and in foreign markets, further expand the types of businesses in which it engages and make selective acquisitions. This growth and expansion has placed, and will continue to place, a significant demand on management resources. To manage growth effectively, the Company must maintain a high level of content quality, efficiency and performance and must continue to enhance its operational, financial and management systems, and attract, train, motivate and manage its employees. The Company may not be able to effectively manage this expansion and any failure to do so could have a material adverse effect on its business, financial condition or results of operations.

The Company operates in highly competitive industries.

Participants in the broadcasting and publishing industries depend primarily upon the sale of advertising and paid subscriptions to generate revenue. Competition for advertising, subscribers, viewers, listeners, readers and distribution is intense and comes from broadcast television stations and networks and specialty cable channels; radio; local, regional and national newspapers; direct mail; and other communications and advertising media that operate in these markets. The Company’s competitors include both privately-owned companies and government-owned market participants. In addition, there is increasing consolidation in the Canadian broadcasting, publishing and other media industries and competitors increasingly include market participants with interests in multiple industries and media. There can be no assurances that existing and future competitors will not pursue or be capable of achieving similar or competitive business strategies. Some competitors have greater financial and other resources than the Company. Competing successfully depends on a number of factors, including the Company’s ability to secure popular television programs and high quality editorial content, the Company’s ability to achieve high distribution levels and subscriptions and the Company’s ability to generate advertising revenue. There can be no assurances that the Company will be able to compete successfully in the future against existing or potential competitors, or that increased competition will not have a material adverse effect on its business, financial condition or results of operations.

The Company competes and will continue to compete with alternative technologies and it may be required to invest a significant amount of capital to address continued technological development.

The media industry continues to experience rapid and significant technological changes, which may result in alternative means of program and content transmission and which could have a material adverse effect on the Company’s business, financial condition or results of operation. The continued growth of the Internet has presented alternative content distribution options that compete with traditional media. Further, in each of the Company’s broadcasting markets, industry regulators have authorized direct-to-home satellite, microwave and cable services, and may authorize other alternative methods of transmitting television, radio and other content with improved speed and quality. The Company may not be able to successfully compete with existing or newly developed alternative technologies or may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and the Company’s ability to fund such implementation may be limited and could have a material adverse effect on its ability to successfully compete in the future.

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

Acts of terrorism and other political and economic developments could adversely affect revenue.

The Company’s revenue and profitability depend on the sale of advertising. The Company’s revenues were negatively affected by the impact of the September 11th tragedy on advertising expenditures and, more recently, were modestly affected by war in Iraq in early 2003. If there are further acts of terrorism or other hostilities, or if other future financial, political, economic and other uncertainties arise, this could lead to a reduction in advertising expenditures, which could materially adversely affect the Company’s business, financial condition or results of operations.

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

The Company estimates over half of its employees are represented by collective bargaining agreements. Any strikes or other forms of labor protest could disrupt operations and could have a material adverse effect on the Company’s business, financial condition or results of operations. The CHAN television station in Vancouver, as well as the newspapers in Vancouver, The Vancouver Sun and The Province; The Times Columnist (Victoria), the Calgary Herald; and the Ottawa Citizen have each been subject to a strike over the past five years. These strikes have varied in duration with the longest continuing for approximately six months (at the Calgary Herald).

Approximately 55% of our Canadian broadcasting employees are employed under a total of 15 collective agreements. Three of these agreements are in negotiation or conciliation, and an additional three agreements will expire in 2004. Approximately 53% of our Canadian publishing employees are employed under 49 collective agreements. Six of these agreements are in negotiation; an additional one will expire in 2004; and 25 will expire in 2005. There can be no assurances that any of these collective agreements will be renewed on satisfactory terms or at all, or that we will not experience any strike or other forms of labor protest. During 2001, one of our broadcast unions applied to consolidate 12 of our bargaining units (representing approximately 900 employees) into a single bargaining unit. Any strike or other form of labor protest could have a material adverse effect on our business, financial condition or results of operations.

The Company may be adversely affected by variations in the cost of newsprint.

Newsprint expense represents one of the Company’s largest raw material expenses and, after wages and employee benefits expense and programming acquisition costs, is the Company’s most significant operating cost. Newsprint costs vary widely from time to time and price changes in newsprint can significantly affect the overall earnings of the publishing operations. There can be no assurances that the publishing operations will not be exposed in the future to volatile or increased newsprint costs which could have a material adverse effect on the Company’s business, financial condition or results of operations.

A significant portion of the Company’s cash flow from operations has historically been attributable to distributions from Australia’s Network TEN; there can be no assurances that such distributions will continue at the same level or at all.

Distributions from The Ten Group Pty. Limited, referred to herein as Network TEN, in the form of dividends and interest payments have historically represented a significant portion of the Company’s cash flow from operations activities. Distributions from Network TEN amounted to $33.4 million in the year ended August 31, 2003. Dividends declared by Network TEN in June, October and December, 2003 resulted in the receipt of approximately $100.0 million by the Company in December 2003 and January 2004. Network TEN maintains an A$700 million credit facility; as of August 31, 2003, A$175 million was outstanding under this facility. Additional loans under Network TEN’s credit facility would increase Network TEN’s interest expense and could reduce the amount of cash available for distribution by Network TEN. The Company does not own a majority or controlling voting interest in Network TEN, nor does it exercise control over its management, strategic direction or daily operations. There can be no assurance that distributions from Network TEN will continue at a similar level or at all. A significant decline in distributions from Network TEN could have a material adverse effect on the Company’s ability to service its indebtedness.

The Company may be adversely affected by foreign exchange fluctuations.

Fluctuations in the values of the currencies of Australia, New Zealand, Ireland and the United Kingdom relative to the Canadian dollar have affected the comparison of Canadian dollar translated amounts over periods of time. The most significant impact relates to the Australian dollar as a result of the Company’s economic interest in Network TEN. For example, the average rate of exchange used to translate results from Network TEN increased 7% in fiscal 2003, compared to fiscal 2002. Had the average exchange rate remained constant over the two years, the Company’s interest in the earnings of Network TEN in fiscal 2003 would have been $7.1 million lower. Additionally, as of August 31, 2003, since the Company’s initial acquisition of Network TEN in 1992, it has realized a total of $10.7 million in currency translation losses arising from distributions made by Network TEN to the Company.

Virtually all of the revenue is generated in the local currencies of countries in which the Company operates, while certain programming and other expenses are incurred in US dollars. In addition, a significant portion of the Company’s borrowing is denominated in U.S. dollars and interest, principal and premium, if any, on such borrowing must be paid in US dollars. As a result the Company is exposed to foreign currency exchange risk. In addition a significant portion of the Company’s borrowing is denominated in U.S. dollars, and interest, principal and premium, if any, on such borrowing must be paid in U.S. dollars. The Company has entered into cross currency interest rate swaps, which convert the U.S. dollar principal and interest payable under the senior credit facility, the notes and the senior notes into Canadian dollar obligations, to hedge the foreign exchange rate risk and cash flow risk, with the exception of US$41.8 million in notes which are not hedged. In fiscal 2004 the Company has been required to make payments of a net amount of $18 million to recoup on the swaps in order to maintain the fair value of its interest rate and cross currency swaps within the limits prescribed under its senior credit facility. There can be no assurances that exchange rate fluctuations in the future will not have a material adverse effect on the Company’s ability to make payments in respect of the notes and the senior notes, as the Company may be required to provide additional cash or other collateral to secure its obligations in respect of its hedging transactions.

Changes in government regulation could adversely affect the Company’s business, financial condition or results of operations.

Changes to the regulations and policies governing broadcast television, specialty cable channels and program distribution through cable and direct-to-home satellite services, the introduction of new regulations or policies or terms of licenses or treatment of the tax deductibility of advertising expenditures could have a material adverse effect on the Company’s business, financial condition or results of operation.

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

The Company’s Canadian television operations are regulated pursuant to the Broadcasting Act (Canada). The Canadian Radio-television and Telecommunications Commission, or CRTC, which administers the Broadcasting Act (Canada), among other things, grants, amends and renews broadcasting licences, approves certain changes in corporate ownership and control and may determine and implement broadcasting regulations and policies pursuant to the Broadcasting Act (Canada), subject to certain directions from the federal cabinet. Television broadcasting operations in Canada are also subject to simultaneous program substitution requirements, cable priority carriage rules, specialty service access rules, content rules and foreign ownership restrictions, all of which the Company must comply with. Changes to the regulations and policies governing broadcast television, specialty cable channels and program distribution through cable and direct-to-home satellite services or the introduction of new regulations, policies or terms of licence or changes to the treatment of tax deductibility of advertising expenditures could have a material adverse effect on our business, financial conditions or results of operations.

In June 2003, a House of Commons committee, the Standing Committee on Canadian Heritage, released the findings of its study of the current state and future direction of Canada’s broadcasting system and the efficacy of the Broadcasting Act in meeting policy objectives, which commenced in May 2001. Included among the broad ranging issues considered by the Committee were cross-media ownership, foreign ownership, licence fees, program funding, community, local and regional broadcasting, the effectiveness of the CRTC, digital transmission, performance measurement and Canadian content and cultural diversity. In November 2003 the Government responded to the Report. The Government response did not deal substantively with any of the issues identified in the Heritage Committee report, but did indicate that a number of them will be the subjects of further study. Among others, the Government indicated that it would give further consideration to the issues involved in cross media ownership. The Government committed to do an analysis of foreign ownership restrictions. The Government further agreed that additional efforts needed to be made to attract increased audiences for Canadian programming and to centralize the assessment and certification of Canadian content. The introduction of new laws, regulations or policies with respect to these matters could have a material adverse effect on the Company’s business, financial condition or results of operation.

The Company’s operations outside of Canada are also subject to government regulation. In Australia, the Company’s investments are subject to statutes and regulation regarding licensing, programming standards, ownership and control of commercial broadcasting services and administering the allocation of broadcasting frequency spectrum. Although the New Zealand radio and television broadcasting industry was deregulated in 1989, the Company’s New Zealand operations remain subject to broadcasting standards and to general legislation concerning foreign investment in New Zealand. Television broadcasting in the Republic of Ireland is regulated with respect to, among other things, licensing, ownership and control, advertising and programming. The Company’s Northern Ireland operations are subject to rules regarding licensing, foreign and other ownership restrictions, program quality, production and content quotas. There can be no assurances that any changes to the rules and regulations affecting the Company’s operations outside of Canada will not have a material adverse effect on the business, financial condition or results of operations of the Company’s non-Canadian subsidiaries and investments or the Company’s ability to maintain its ownership interests in its non-Canadian subsidiaries and investments.

The CRTC and other applicable broadcasting regulatory authorities may not renew the Company’s existing broadcasting licenses or grant it new licenses on acceptable terms, or at all.

The Company’s CRTC broadcasting licenses must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. The CRTC considered the Company’s applications for the renewal of the licenses for all of its Canadian television stations, except CJNT (Montreal) (the license for which expires in 2007) in 2001. New licenses were granted with effect from September 1, 2001 for the maximum seven year term. The Company’s license for Global Prime was renewed in 2004, for the maximum seven year term and the Company’s licences for our Category 1 and Category 2 digital specialty channels expire in 2007.

While CRTC regulations and policies do not require CRTC approval before a broadcaster purchases an unregulated media entity, such as a newspaper, the CRTC considered the issue of the Company’s cross-media ownership at license renewal proceedings. The CRTC has expressed its support for the promotion of diversity in broadcasting expression at a local and national level, primarily with respect to news voices, and has the power to preserve diversity of voices and prevent or address the emergence of undue competitive advantage on behalf of one licensee where it is found to exist. As a condition of the recent license renewals, the CRTC directed the Company to abide by its proposed code of conduct respecting the maintenance of separate management over the television and print news operations. There can be no assurances that, in future license renewal proceedings, the CRTC will not require the Company to take measures which could have a material adverse effect on the integration of CanWest Publications with the Company’s broadcasting assets and the Company’s ability to continue to realize certain of the anticipated benefits of acquiring CanWest Publications.

The licenses held by Network TEN’s stations in Sydney, Melbourne, Brisbane and Perth were renewed in 2002 and will be subject to renewal by the Australian Broadcasting Authority in 2007. The license for Network TEN’s Adelaide station is subject to renewal in 2004. Licenses in other jurisdictions are also subject to renewal from time to time.

The Company’s inability to renew any of its licenses or acquire new interests or licenses on acceptable terms, or at all, could have a material adverse effect on its business, financial condition or results of operations. To date, the Company has not had a licence renewal declined.

The Commissioner under the Competition Act (Canada) retains the right to challenge a transaction such as the acquisition of CanWest Publications at any time up to three years after the closing of the transaction.

Under the Competition Act, a transaction satisfying prescribed thresholds is subject to mandatory pre-merger notification to the Commissioner of Competition and observance of a prescribed short-form or long-form waiting period during which the parties are prohibited from closing the transaction. Alternatively, if the Commissioner is satisfied by the parties to a proposed transaction that there would not be sufficient grounds on which to challenge the transaction before the Competition Tribunal, the Commissioner may issue an advance ruling certificate, or an ARC, which exempts the transaction from the pre-merger notification requirements. Where the Commissioner determines the proposed transaction is likely to prevent or lessen competition substantially, the Commissioner may apply to the Competition Tribunal for an order prohibiting it or an order permitting it provided certain assets are divested and other conditions are satisfied. Where the Commissioner has completed his review and determined that grounds do not exist to challenge a proposed transaction, the Commissioner typically advises the parties in writing that, at that time, the Commissioner will not apply to the Competition Tribunal for an order in respect of the transaction. Such a “no-action” letter remains subject to the Commissioner’s statutory right to challenge a transaction at any time up to three years after a transaction has been substantially completed. However, if the parties apply for and the Commissioner issues an ARC, and the transaction is substantially completed within one year after the ARC is issued, the Commissioner may not apply to the Competition Tribunal for an order in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

If the Commissioner successfully challenges a completed transaction, the Competition Tribunal may issue an order requiring divestiture of assets or shares or dissolution of the merger. Also, with the consent of the parties, the Competition Tribunal may issue an order to take such other action as is deemed necessary to remedy any substantial lessening or prevention of competition the Competition Tribunal determines would result from or would be likely to result from the completion of the transaction.

The acquisitions of the publishing assets and the remaining 50% interest in the National Post were subject to pre-merger notifications under the Competition Act. The Commissioner issued a “no-action” letter prior to the closing of the acquisition of the publishing assets and issued an ARC prior to the acquisition of the remaining 50% interest in the National Post. Certain conditions, which were formalized in the form of written undertakings from the Company to the Commissioner, have been satisfied. However, the Commissioner retains the right to challenge our acquisition of the remaining 50% interest in the National Post on the basis of new information at any time up to three years after it was completed in March 2002, a right the Commissioner retains in every transaction where an ARC has been issued.

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

On March 5, 2001, certain plaintiffs who owned a 29.3% interest in CanWest Broadcasting Ltd. or CBL filed a statement of claim with the Ontario Superior Court of Justice against CanWest Global Communications Corp., certain of its subsidiaries and Israel Asper. The plaintiffs claim, among other things, that the defendants:

•	have acted in a manner that is oppressive and unfairly prejudicial to the plaintiffs;

•	have improperly favored the interests of the defendants over the interests of CBL and the plaintiffs (including the diversion of corporate opportunities);

•	owe fiduciary duties to the plaintiffs; and

•	have wrongly terminated certain contracts with the plaintiffs and replaced them with non-arms’ length contracts.

The plaintiffs are seeking, among other things, damages of $345.0 million (including aggravated and punitive damages).

At the time of the commencement of the action, the Company owned 70.67% of CBL and the plaintiffs owned the minority interest. CBL owned the Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and CFSK). On May 1, 2001, CBL amalgamated with one of the Company’s indirect wholly-owned subsidiaries to continue as CBL Amalco. Under the terms of the amalgamation agreement, the Company received all of the shares of CBL Amalco and the minority shareholders of CBL received special preference shares of CanWest Global Communications Corp. CanWest Global Communications Corp. redeemed the special preference shares for $57.7 million on December 18, 2002. There can be no assurances as to the outcome of the lawsuit, the timing or amounts of any payments the Company may make in connection with the lawsuit (including litigation expenses), whether any additional allegations or claims will be made, how long the suit will last or as to any of the other risks inherent in any litigation. There can be no assurances that CanWest Global Communications Corp. and the other defendants will be successful in defending this lawsuit. While the Company believes these claims to be substantially without merit, a significant adverse result could have a material adverse effect on the Company’s business, financial condition or results of operations. Specifically, the lawsuit could adversely affect the value of the Company’s equity interests in its subsidiaries named as defendants.

The Company does not control and is not permitted to control some of its broadcasting assets.

The Company does not own a majority voting interest in Australia’s Network TEN, nor does it control its management or strategic direction, and the Company is not permitted under Australian law to own more than 15% of the equity of Network TEN. The Company does not own a majority interest in Northern Ireland’s UTV, nor does it have any representation on its board of directors. The Company does not own a majority interest in TV3. There can be no assurances that any or all of Network TEN, UTV and TV3 will not take any actions that could have a material adverse effect on the Company’s economic or ownership interest in such entities.

The Company may be adversely affected by changes in government incentive programs for Canadian program production.

The CRTC requires Canadian broadcasters to broadcast certain amounts of content of Canadian origin. Often, a portion of the production budgets of Canadian programs is financed by Canadian government agencies and incentive programs, such as the Canadian Television Fund, Telefilm Canada and federal and provincial tax credits. There can be no assurances that such financing will continue to be available at current levels, or at all. Reductions or other changes in the policies of Canada or its provinces in connection with their incentive programs could have an adverse effect on the Company’s business, financial condition or results of operations.

The Company is subject to extensive environmental and other regulations.

The Company is subject to a variety of Canadian and foreign environmental laws and regulations concerning emissions to the air, water and sewer discharges, handling, storage and disposal of wastes, recycling, remediation of contaminated sites, or otherwise relating to protection of the environment. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Failure to comply with present or future laws or regulations could result in substantial liability. The Company’s properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses (or may have current uses, in the case of surrounding properties) which may affect its properties and require further study or remedial measures. There can be no assurances that all environmental liabilities have been identified, that any prior owner of the properties did not create a material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist at any of its properties.

ITEM 4.    INFORMATION ON THE COMPANY

A.	History and Development of the Company

CanWest Media Inc., or the Company, is an international media company with interests in broadcast television, newspapers, radio, specialty cable channels and Internet websites in Canada, Australia, New Zealand, the Republic of Ireland and Northern Ireland. Since its incorporation in 2000, the majority of the Company’s revenue has been derived from its Canadian television operations and its Canadian publishing operations, the latter of which were acquired at the end of 2000 for approximately $3.1 billion. Prior to such acquisition, the Company did not have any significant publishing operations.

On September 28, 2000, the Company was incorporated in Canada under the Canada Business Corporations Act (Canada) as an indirect wholly-owned subsidiary of CanWest Global Communications Corp., to acquire 100% of the common shares of Global Television Network Inc., a wholly-owned subsidiary of CanWest Global Communications Corp. and to consummate the acquisition of CanWest Publications described below. The Company’s corporate and principal office is located on the 31st Floor TD Centre, 201 Portage Avenue, Winnipeg, Manitoba, R3B 3L7. The Company’s telephone number is (204) 956-2025. The Company appointed CanWest International Corp., a Delaware corporation, as its authorized agent. CanWest International Corp.’s address is c/o Corporation Service Company, 2711 Centerville Road, Wilmington, Delaware 19808.

In Canada, through its 100% ownership of Global Television Network Inc. (“GTNI”), the Company owns 100% of Global Communications Limited (“GCL”). GCL owns and operates 16 Canadian television stations, eleven of which comprise the Global Television Network (“Global Television”). Of the remaining stations, three comprise the Company’s CH network and two are affiliated with another network. In addition to the conventional free-to-air television stations, GCL owns Global Prime, a specialty television channel, and GTNI has varying interests in seven partnerships which own and operate digital specialty television channels as follows: Lonestar (100%); DejaView (100%); Fox Sports World Canada (100%); Xtreme Sports (100%); mentv (49%); Mystery TV (45.05%); and CoolTV (100%). GCL owns and operates COOL FM a jazz radio station and The Beat, a contemporary urban radio station. GCL owns and operates, through wholly-owned subsidiaries, 12 daily metropolitan Canadian newspapers, several non-daily newspaper and other publications businesses, and The National Post Company which produces the National Post, a Canadian daily national newspaper. GCL also owns 100% of canada.com New Media Inc., which owns and operates canada.com, a full-service Internet portal and a number of websites affiliated with the Company’s media properties. Additionally, the Company’s electronic publishing arm consists of FP Data Group and Infomart.

Internationally, the Company owns CanWest Television NZ Limited which owns and operates New Zealand’s 3 and C4 Television Networks; CanWest Radio NZ Limited (“CanWest Radio NZ”) which owns and operates the More FM and RadioWorks networks throughout New Zealand. The Company also has significant investments in Australia, in The TEN Group Pty. Limited (“Network TEN”), in the Republic of Ireland, in TV3 Television Network Limited (“TV3 Ireland”) and in Northern Ireland, in Ulster Television plc. (“UTV”). The Company’s Interactive division holds interests in Internet Broadcasting Systems Inc.

Recent Developments

Refinancing of Senior Secured Credit Facility

In August 2003, the Company refinanced $940 million of its existing senior secured credit facilities. The transaction involved refinancing two of the term loans into a single loan at current market rates. The refinancing will achieve annual interest savings of approximately $8 million.

Sale of Shares of SBS Broadcasting S.A.

In July 2003, the Company sold its holding of 2,032,300 common shares of SBS Broadcasting S.A. to a U.S. institutional investor for US$16.10 per share. The net proceeds from the transaction, approximately US$32.7 million ($44.1 million), were used to reduce corporate debt.

Debt Offering

In April 2003, the Company completed a private placement of $295 million in unsecured senior notes at a coupon interest rate of 7 5/8% per annum with a ten-year term. The proceeds from the sale were used to retire a portion of the junior subordinated notes payable to the Company’s parent which will result in annual interest savings of approximately $12 million.

Radio Application Approved

In August 2002 the Company received its first broadcast licence for radio in Canada, 99.1 COOL FM, a jazz station, in it’s home city of Winnipeg. The station launched in February 2003. In January 2004, the Company launched its second radio station in Canada, The Beat, a contemporary urban station in the Kitchener-Waterloo region.

Sale of Certain Community Newspapers

In February 2003, the Company sold community newspapers and related assets in Ontario to Osprey Media Inc. for cash proceeds of approximately $193.5 million. The sale included daily newspapers such as the St. Catharines Standard, the Brantford Expositor, the Niagara Falls Review, and the Welland Tribune. The transaction included a number of other periodicals as well as commercial printing operations in Hamilton. Revenue and EBITDA generated from these properties in fiscal 2002 were approximately $87 million and $22 million respectively.

In August 2002 the Company sold all of its community newspapers and related assets in Atlantic Canada and Saskatchewan to GTC Transcontinental Group Ltd. for cash proceeds of approximately $257 million. The sale included daily newspapers such as the Halifax Daily News, Charlottetown Guardian, St. John’s Telegram, New Glasgow Evening News, Cape Breton Post, Truro Daily News, Prince Albert Daily Herald, and the Moose Jaw Times. The transaction also included other weeklies, monthlies, shoppers and insert publications, as well as commercial printing operations in Prince Edward Island and Saskatchewan. Revenue and EBITDA generated from these properties in fiscal 2002 were approximately $94 million and $30 million, respectively.

The proceeds from these sales were used to reduce senior bank debt.

Integrated Management Structure for Canadian Media Operations

In January 2003, the Company announced the implementation of a new management structure for its Canadian Media business to further integrate its broadcasting and publishing operations, an important step in its multi-platform media strategy. Under the new structure, the Company’s Canadian broadcast and publishing operations will be operated under the common leadership of Rick Camilleri, Chief Operating Officer. Gerry Noble, former President and Chief Executive Officer of the Company’s broadcasting operations remained with the Company as special advisor until August, 2003. The Company appointed Robert Calvert as Senior Vice President, Operations, and John Burgis as Executive Vice President, Business Services and Finance. Both Robert Calvert and John Burgis have over 20 years of experience in the newspaper publishing and television broadcasting industries, respectively, largely with the Company’s Canadian media operations.

Election under Australian Tax Consolidation Legislation

During the year ended August 31, 2003, Network TEN and its wholly controlled Australian entities implemented a new income tax consolidation regime provided for under enacted changes to Australian tax law. During the application of the new regime, the tax values of certain assets were reset. This resulted in the revision of goodwill and intangible assets of approximately $47.3 million, and equivalent additional future income tax liabilities. In addition, the new regime allowed for the uplift in the tax value of certain assets; as a result, a non-recurring income tax recovery of $63.9 million was recorded related to reduction of future tax liabilities.

Settlement of Tax Dispute by Network TEN

On August 30, 2002 Network TEN settled a long-standing dispute with the Australian Tax Office (“ATO”) over the deductibility of debenture interest payments. The settlement resulted in a non-recurring tax expense to Network TEN of A$36 million, including costs incurred in respect of the dispute. Due to a change in legislation, debenture interest payments made by Network TEN will not be deductible after June 30, 2004.

Acquisition of Eye Corp. by Network TEN

In August 2002, Network TEN bought the remaining 40% interest in Eye Corp, Australia’s second largest outdoor advertising company. Network TEN had acquired it’s original 60% interest in December 2000. The total purchase price of A$189.9 million for the 100% interest was paid in cash with available funds, including draws under Network TEN’s credit facility. Eye Corp.’s outdoor signage and airport, point of purchase and shopping center advertising complement Network TEN’s broadcasting operations and provide Network TEN with enhanced multi-media advertising opportunities. Eye Corp. operates an extensive out-of-home advertising network across Australia, and to a lesser extent, in several South East Asian countries including Indonesia and Malaysia. During 2002, Network TEN wrote down its investment in Eye Corp. by A$178 million.

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

The following table sets forth demographic and market information for calendar year 2002 for the countries in which CanWest currently operates:

Selected Market Information

				Daily	Daily
		Total Major Media	Television	Newspaper	Newspaper	Out-of-Home	Radio
		Advertising	Advertising	Advertising	Circulation	Advertising	Advertising
	Population	Expenditures	Expenditures	Expenditures	Revenue	Expenditures	Expenditures
	(millions)	(millions)	(millions)	(millions)	(millions)	(millions)	(millions)

Canada	31.4	C$7,047	C$2,612	C$2,510	C$674	C$273	C$1,094
Australia	19.6	A$7,359	A$2,490	n/a	n/a	A$271	n/a
New Zealand	4.0	NZ$1,565	NZ$516	n/a	n/a	n/a	NZ$203
Ireland	3.9	€700	€165	n/a	n/a	n/a	n/a

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

Newspaper Advertising, Circulation and Distribution

Revenue in the newspaper industry is derived primarily from advertising and circulation. Advertising and circulation comprised 79% and 18% respectively of the Company’s newspaper revenues for the year ended August 31, 2003.

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

Revenue

Until November 2000 CanWest operated primarily within the television broadcasting industry in Canada, Australia, New Zealand and the Republic of Ireland and Northern Ireland. The consolidated financial statements include the accounts of the Company and its subsidiaries. The consolidated financial statements for August 31, 2001 include the accounts of CanWest Publications from November 16, 2000, the date of acquisition. The Company accounts for its interest in Network TEN using the equity basis of accounting. The Company accounted for its interest in the National Post using the equity basis of accounting until September 1, 2001, and subsequently consolidated its interest. The Company’s investment in UTV is accounted using the cost basis of accounting.

Geographic and industry segment revenues for the last three fiscal years is presented below.

	For the years ended August 31
	(in thousands of dollars)
	2003	2002	2001

Canada
- Television	730,407	691,888	701,027
- Publishing & Online	1,164,012	1,270,336	919,923

	1,894,419	1,962,224	1,620,950
New Zealand
- Television	95,752	69,079	58,436
- Radio	73,400	60,724	56,864
Ireland	32,490	28,317	31,056

	2,096,061	2,120,344	1,767,306

For the years ended August 31, 2003, 2002, and 2001 the Company’s equity interest in the earnings of Australia’s Network TEN was $101,339,000, a loss of $11,815,000 and earnings of $52,567,000, respectively.

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

In addition to receiving signals from Canadian broadcasters, virtually all populated areas of Canada have access either directly by over-the-air broadcasts or through cable television to the signals of U.S. border stations. These stations are usually affiliated with one of four national U.S. commercial networks (ABC, CBS, Fox or NBC) or with the Public Broadcasting System. Numerous Canadian and American English-language and French-language specialty programming services are also available via cable service in most areas on either basic or optional cable service basis. The extensive penetration of cable television in most Canadian cities has resulted in most television viewers in those areas having a wide range of viewing options. In the fall of 2000 the CRTC awarded a total of 283 new digital specialty cable channels, which will increase the viewing options available to Canadians over time. Of the new licences granted, approximately 48 new digital specialty channels have been launched to date.

The following table reflects the respective share of the English-language audience held by the major Canadian networks and station groups in Spring 2003 as a percentage of both Canadian television and total television viewership:

Network or Station	Share of Canadian
Group	Television	Share of Total Television

Global Television Network	20.8%	14.0%
CTV	21.0%	14.1%
CBC	9.0%	6.1%
CHUM	8.5%	5.7%
Other broadcast stations	6.5%	4.4%
Specialty cable channels	34.2%	23.0%

Total
English-language broadcasting	100.0%	67.2%

Source: Bureau of Broadcast Measurement (“BBM”) sweeps, Monday to Sunday, 6:00 a.m. to 2:00 a.m. adults ages 18 to 49.

Simultaneous Program Substitution

A significant aspect of over-the-air broadcasting operations in Canada is the regulatory requirement of simultaneous program substitution or “simulcasting”. Due to Canada’s geographic proximity to the United States, the Cable Television Regulations in Canada require that cable television systems with over 2,000 subscribers must substitute the Canadian over-the-air broadcast of a U.S. program, including the Canadian commercials, for the broadcast of an identical program by a U.S. station when the two programs are broadcast at the same time. Direct-to-home satellite services also have program substitution obligations under these regulations. This effectively means that the Canadian station’s signal and advertisements appear on two or more channels simultaneously, including the originating Canadian channel and the channel of the U.S. station for whose signal it is being substituted. In so doing, Canadian over-the-air broadcasters, which have purchased exclusive local broadcast rights from U.S. programming distributors or producers, are compensated to some degree for the encroachment by U.S. broadcasters via cable and direct-to-home satellite services.

Television broadcasting in Canada is subject to cable priority carriage rules, whereby cable systems with over 2,000 subscribers must carry the signals of local broadcasters as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under these rules is designed to ensure that they reach cable households and enjoy advantageous channel placement.

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

Also important to television broadcasting operations is the specialty service access rules, which require cable systems with more than 6,000 subscribers operating in an English-language market to deliver each English-language specialty service licenced for the area, other than certain religious services, to the extent of available channels. Similarly, direct-to-home satellite services, must, by regulation, distribute all Canadian Specialty services, other than certain religious services. These rules help to ensure wider carriage for Canadian specialty services than might otherwise be secured through negotiation with the cable companies.

The CRTC has indicated that it intends to merge the licences held by operators of multiple cable systems into a maximum of three licences per operator in a given region. However, the CRTC has stated that rules related to the carriage of programming services and program substitution must be maintained within the regional licencing context.

In addition, Canadian broadcasters are required to show specified percentages of programming of Canadian origin during a broadcast day and, specifically, during the evening period.

Canadian Television Operations

General

The Company, through its principal broadcasting subsidiaries in Canada, is currently licensed to provide over-the-air English-language television broadcasting services through 16 television stations located in eight of Canada’s ten provinces. The Company’s broadcast interests have developed through the acquisition and turnaround of financially distressed stations, the start-up of new stations, and the acquisition of stations previously owned by WIC.

CanWest’s national network of stations, Global Television, includes eleven stations and broadcasts to all major metropolitan markets in Canada, including Toronto, Montreal, Vancouver, Ottawa, Calgary, Edmonton, Quebec and Winnipeg. Global Television Network stations reach an estimated 23.6 million persons, or approximately 97% of Canada’s English-language market, and is targeted to appeal to adults ages 18 to 49.

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

In November 2000, the CRTC awarded licences to operate three new digital Category 1 specialty channels and 27 new digital Category 2 specialty channels to the Company and various third parties who will hold interests in the entities holding the licences. Cable and Satellite service operators are legally required to carry Category 1 channels, and can carry Category 2 channels at their option. From time to time the CRTC may award additional licences. The Company launched two Category 1 services, mentv and Mystery TV and four Category 2 channels, Lonestar, DejaView, Fox Sports World Canada and Xtreme Sports in September 2001. In September 2003, the Company launched CoolTV, a category 2 channel.

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

Advertising Market

In 2002, English-language and French-language television advertising expenditures in Canada were approximately $2.6 billion, representing approximately 37% of major media advertising expenditures of $7.0 billion. Television advertising expenditures in 2002 included approximately $508 million related to specialty channels.

CanWest derives its revenue in Canada primarily from the sale of broadcast airtime to national, regional and local advertisers. CanWest Media Sales Limited (“CanWest Media”), a wholly owned subsidiary of the Company, is the principal national advertising sales representative for each of the Company’s stations and also represents other, non-competing television broadcasters. CanWest Media is the largest television advertising sales representation company in Canada in terms of sales revenues. CanWest Media, through its offices in Toronto and Montreal, is responsible for the Company’s sales to national advertisers while sales to regional and local advertisers are made by each station’s local staff. In fiscal 2003, approximately 91% of the revenue delivered from the sale of broadcast airtime related to sales to national advertisers and 9% related to sales to regional and local advertisers. By condition of its broadcasting licences in Ontario and Quebec, Global Television can sell broadcast airtime only to national advertisers. Based on information provided by the CRTC, the Company estimates its share of the Canadian English-language television advertising market (conventional and specialty) was 29% in 2002.

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

Ratings

According to independent surveys, Global Television enjoyed high ratings and strong audience shares during fiscal 2003.

The following table sets forth the relative ranking and audience share of the Company’s originating broadcast television stations in each of their respective Demographic Market Areas or Extended Market Areas for Fall 2002/Spring 2003:

		Stations in	Rank in	Audience
	Call Sign	DMA/EMA	DMA/EMA(1)	Share(1)

Global Television Network:
Global Ontario	CIII	14	2	11.2%
Global Quebec	CKMI	8	2	10.8%
Global Vancouver	CHAN	13	1	12.2%
Global Calgary	CICT	8	2	15.1%
Global Edmonton	CITV	8	1	14.7%
Global Winnipeg	CKND	8	2	12.9%
Global Halifax	CIHFNS	8	2	10.9%
Global Saskatoon	CFSK	7	2	11.3%
Global Regina	CFRE	7	2	9.7%
Global Saint John	CIHF-NB	8	1	9.8%
Global Lethbridge (2)(3)	CISA	9	1	15.3%
CH Television System:
Montreal, Quebec	CJNT	8	7	2.8%
Hamilton, Ontario(4)	CHCH	14	4	5.2%
Victoria, British Columbia (6)	CHEK	13	5	5.6%
CBC Affiliates:
Kelowna, British Columbia (5)	CHBC	8	5	4.7%
Red Deer, Alberta	CKRD	8	4	3.8%

(1)	Monday to Sunday, Central Prime Time (8:00 p.m. to 11:00 p.m. in all markets except Saskatchewan and Manitoba where, due to time zone differences with U.S. border stations, Central Prime Time is 7:00 p.m. to 10:00 p.m.) For Toronto/Hamilton and Vancouver/Victoria September 2, 2002 to December 22, 2002 and January 6, 2003 to May 25, 2003 BBM Meter Research adults ages 18 to 49 All other markets: Fall 2002 and Spring 2003 average BBM Sweeps, adults ages 18 to 49

(2)	BBM Area 8021 — Lethbridge area

(3)	CISA is a repeater of CICT Calgary

(4)	Rank and Share in the Toronto/Hamilton EMA

(5)	North Okanagan County

(6)	Rank and Share in Vancouver EMA

The following table sets forth Global Television’s audience shares and that of its competitors in each of the Toronto/Hamilton and Vancouver/Victoria markets for the 2002 and 2003 broadcast years, BBM Meter data:

Audience Share in Selected Major Markets

	Audience Share(1)

	Prime-time:
	7PM-11PM(2)		Rank(3)	6AM-MIDNIGHT(2)		Rank(3)

	2002/2003	2001/2002	2002/2003	2002/2003	2001/2002	2002/2003

	%	%		%	%
Toronto/Hamilton:
CTV-CFTO	11.7	11.4	1	9.8	10.0	1
Global Ontario – CIII	10.7	11.9	2	8.8	9.5	2
Independent – CITY	8.7	8.5	3	7.8	8.1	3
CBC – CBLT	5.3	8.8	4	4.0	6.8	5
Independent – CHCH	5.1	4.7	5	4.2	3.8	4
Independent – CKVR	2.9	2.6	6	2.3	2.5	7
Fox – WUTV	2.7	3.0	7	3.2	3.4	6
Rogers – CFMT	1.7	1.9	8	2.3	2.7	7
Vancouver/Victoria:
Global Vancouver- CHAN	11.6	13.0	1	11.8	12.4	1
Independent – CIVT	9.8	8.3	2	6.6	6.1	2
CBC – CBUT	8.0	7.6	3	6.5	8.0	3
Independent – CHEK	5.6	5.1	4	4.3	4.2	4
CHUM-CKVU	5.5	5.6	5	4.1	4.0	5
CHUM – CIVI	3.4	3.1	6	2.5	2.2	6
Independent – KVOS	1.6	1.9	7	2.0	2.4	7

(1)	Audience share among adults 18 to 49

(2)	09/16/2002 to 05/25/2003 and 09/17/2001 to 05/26/2002

(3)	Based upon figures reported in this table

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

Both Global Television and the independent stations broadcast many of the most popular programs in Canada. Among the many “hit” shows in our current program schedules are a combination of recent entrants and established programs, including Survivor, Frasier, Friends, Will and Grace, Everybody Loves Raymond, 60 Minutes, Fear Factor, The Simpsons, NYPD Blue, Gilmore Girls, The Practice, Boston Public, That 70’s Show, Malcolm in the Middle, and 24. Global Television is also Canada’s television source for world class sporting events such as NFL football (including the Super Bowl), Molson Indy, the Masters Golf Tournament and the Wimbledon Tennis Finals. In 2002, Global Television introduced Global Showcase, a series of Canadian documentaries from independent producers across all the regions of Canada. Several of the programs have aired to strong national acclaim, including On Wings and Dreams, which was nominated for a Gemini Award in 2002. The two Canadian hour-long action series, Mutant X and Andromeda are also generating very positive audience reaction.

Since launching the Global National news in September 2001, during what must rank as one of the most intense news gathering periods in the history of television, (Global National anchor Kevin Newman was the first Canadian national newscaster on the air with the devastating news from New York on September 11, 2001), it has gained stature among its peers and with its audience. The BBM has placed Global National as the number two national newscast in Canada — and the audience growth continues. Global National, Canada’s only national dinner-hour newscast, has already been recognized with two Gemini nominations and two major Radio Television News Director Association awards. Strategically, Global National has enhanced the news “brand” and credibility of many of Global Television’s local television news and public affairs programs. Each of the local stations maintains local news teams which coordinate with national news bureaus in Ottawa and Calgary and international news bureaus in Washington, D.C., and London, England. Local news is in increasingly high demand in virtually all of the Company’s television markets.

Canadian Publishing Industry

General

The Canadian newspaper industry is comprised of over 100 daily paid circulation newspapers and numerous non-daily paid and free-distribution publications. The industry is mature and is dominated by a small number of major publishers. CanWest is the largest newspaper publisher in Canada, with 29% of daily newspaper circulation (including the National Post), ahead of Quebecor Inc. (21%), Torstar Corporation (14%), Power Corporation (9%), Bell Globemedia (6%), Osprey Media (6%), and others (15%).

Total Canadian daily newspaper industry revenue was $3.2 billion in 2002, with 79% derived from advertising and the balance of 21% coming from circulation. Advertising revenue and, to a lesser extent, circulation revenue are cyclical and dependent upon general economic conditions. Historically, increases in advertising revenue have corresponded with periods of economic growth, while decreases have corresponded with general economic downturns and regional and local recessions. Daily newspaper advertising revenue decreased by 0.3%, or $8.5 million in 2002 following a decrease by 3%, or $80 million in 2001. The decline in 2001 followed six successive years of growth from the $1.8 billion posted in 1994. Most of the losses in 2001 were attributable to declines in national and classified lineage.

Daily newspaper circulation revenue decreased slightly from $692.7 million in 1995 to $673.8 million in 2002 as price increases offset receding demand. The median single copy price for a weekday edition of a Canadian daily newspaper increased from $0.65 in 1995 to $0.75 in 2002, partly in an attempt by newspaper publishers to offset the impact of significant increases in newsprint prices during earlier periods. Average daily newspaper circulation declined 3.5% in 2002 to 5.0 million copies from 5.2 million copies in 2001.

CanWest’s Publishing Operations

General

CanWest is the largest publisher of daily newspapers in Canada, as measured by circulation, revenue and EBITDA. The Company’s publications include 10 daily newspapers, all of which serve markets also reached by the Company’s broadcast television signals. In addition, the Company owns and operates several small market daily newspapers, non-daily newspapers, shopping guides and other newspaper-related publications. The Company also owns the National Post, one of Canada’s two national daily newspapers.

The Company’s newspapers (including the National Post) have an average daily paid circulation of 1.4 million copies, representing 34.8% of Canada’s daily average English-language newspaper circulation, and an estimated average daily readership of 3.0 million people. Most of the Company’s newspapers have the highest circulation among publications in their markets and many of its publications serving smaller cities and towns are the only general circulation newspapers published in their markets. The high cost associated with starting a major daily newspaper operation constitutes a barrier to entry by potential new competitors to larger daily newspapers. While Internet advertising may become more competitive in the future, it has not yet had a significant impact on revenue or EBITDA of CanWest Publications.

The following table provides circulation statistics for the six months ended September 30, 2003 for the major newspapers (excluding the National Post):

		Average
Newspaper	CMA	Daily Circulation	Market Position

The Vancouver Sun	Vancouver, British Columbia	197,047	1
The Province	Vancouver, British Columbia	166,894	2
The Gazette	Montreal, Quebec	142,885	1	(1)
Ottawa Citizen	Ottawa, Ontario	135,000	1
The Edmonton Journal	Edmonton, Alberta	130,238	1
Calgary Herald	Calgary, Alberta	116,106	1
The Windsor Star	Windsor, Ontario	74,764	1
The Times Colonist	Victoria, British Columbia	70,465	1
The Star Phoenix	Saskatoon, Saskatchewan	55,459	1
The Leader Post	Regina, Saskatchewan	50,558	1

(1) Number one English-language newspaper; number three overall. Source: September 30, 2003 ABC FAS-FAX, released November 3, 2003

The National Post is a Canadian national newspaper with an average daily circulation of 251,517 for the six months ended September 30, 2003. The National Post was developed from The Financial Post, a daily business newspaper based in Toronto. Since its launch on October 27, 1998, the National Post has established a large national readership with attractive demographics.

The National Post’s sole competitor as a national newspaper is The Globe and Mail. In Toronto, the National Post competes with the Toronto Star, The Sun and The Globe and Mail.

The National Post is printed at CanWest’s facilities in Calgary, Regina, Montreal and Ottawa, and by third-party printing contractors in Vancouver, Toronto, Borden and St. John’s.

Raw Material

Newsprint comprised approximately $137 million, or 15% of the total costs of CanWest Publications for the year ending August 31, 2003. Newsprint is a commodity subject to considerable price volatility. For example, the average price of newsprint decreased by 4% in the twelve months ending August 31, 2003 compared to the prior year. Subsequent to August 31, 2003 prices have increased by about 5%. CanWest Publications’ papers use approximately 186,000 tonnes of newsprint per year.

Internet Operations

The Company’s Internet operations include the following:

•	canada.com

canada.com is Canada’s most comprehensive Internet network and portal, with an average of 115 million page views and 3 million unique users per month. Canada.com is a full service portal for personalized information and services including travel, automobiles (Driving), careers (Careerclick.com), sports (including hockey site Faceoff.com) finance, free e-mail, search, shopping, and many additional services. Canada.com also provides up-to-date international, national and local news coverage from over 30 of our newspapers, Global Television News, wire services, and its own interactive news bureaus. City portals offer local news, weather, and services information.

•	FP DataGroup

The Financial Post DataGroup is an unbiased source for corporate and financial information on publicly traded Canadian companies and mutual funds. FP Data Group offers a full range of financial information products both online and in print. Money managers, investment professionals, individual investors and information professionals use FP DataGroup products to make investment decisions and perform in-depth research on companies and industries.

•	Infomart

Infomart is an aggregator of same day and archival Canadian news, business information and corporate data, providing clients with access to more than 200 full-text news and business sources – from major Canadian dailies and newswires, to regional community papers, TV and radio transcripts, corporate databases, specialty trade journals and magazines. Infomart.ca provides a range of work modules that support desktop and cross-organizational research, media-monitoring, and distribution of results.

•	Other

The company holds minority interests in several Internet companies, including Internet Broadcasting Systems of Minneapolis, which specializes in developing web sites for local U.S.-based television stations and their immediate markets; and LifeServ Corporation of Chicago, which provides online content and planning tools for people experiencing life events such as weddings, home-buying or having a child.

Australian Operations

Australian Television Industry

Australia has five national broadcast networks and several unaffiliated local commercial stations. Two of the national broadcast networks, the Australian Broadcasting Corporation and the Special Broadcasting System, are government-owned and largely commercial-free.

Three national networks, Seven, Nine and Network TEN, are privately-owned and broadcast commercial television to substantially all of the Australian population, including the major metropolitan areas of Sydney, Melbourne, Brisbane, Adelaide and Perth. Affiliated broadcasters serve rural areas and broadcast programs purchased from some or all of these three networks.

Australia has one metropolitan pay television operator and one regional pay television operator, who broadcasts primarily via cable and direct home satellite delivery technologies. In 2003, there were approximately 700,000 cable subscribers, located primarily in metropolitan markets, and 750,000 satellite subscribers, located primarily in rural areas. While pay television operators have been permitted to broadcast paid advertising since July 1997, federal legislation requires that subscription fees remain the predominant source of revenue for pay television operators.

Network TEN – Acquisition

In 1992, the Company organized a consortium, which acquired Network TEN for total consideration of $208 million (A$236 million), including the provision of acquisition financing by Westpac Banking Corporation of $128 million (A$145 million). Since the acquisition, which was effective October 1992, management of Network TEN has sought earnings growth through the implementation of a strategy which focuses upon controlling operating costs, targeting selected demographic groups and expanding signal coverage through the acquisition of its affiliated stations in Perth and Adelaide, and strategic alliances with affiliates in regional markets. Over the period since acquisition, Network TEN’s results have improved dramatically and distributions to date to securities holders far exceed the original investments.

In addition, Network TEN holds a 24.3% share interest in Television and Media Services Limited (“TMS”). TMS provides the television and video industry with facilities, studio and field production and post-production of television programming and advertising.

Network TEN, through its wholly owned stations, now has signal coverage reaching approximately 65% of the Australian population of 20 million. Through program supply contracts with its affiliates, Network TEN augments its audience coverage, with signal coverage reaching approximately 90% of the Australian population.

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

Australian programming is generally more expensive to produce than foreign programs are to acquire, but domestically produced programming generally rates more highly than foreign programming. As a result, Network TEN has sought to implement a mix of domestic and foreign programming to achieve higher ratings at the lowest possible cost.

Network TEN seeks to control programming costs by producing only news and some sports programming in-house and by purchasing independently sourced and produced content, including Australian and non-Australian programs. As part of this strategy, in fiscal 1995 Network TEN sold its studio production business and outside broadcast facilities to TMS in exchange for a shareholding interest in TMS. Network TEN commissions independent production companies to produce Australian programming and purchases national rights to programming. For commissioned programs, Network TEN maintains an active role in creative aspects of the programs. In addition, Network TEN enters into multi-year supply agreements with several major U.S. programming suppliers as well as other non-Australian production companies in order to acquire desirable programming at fixed prices.

Television Advertising Market

In 2003, television advertising expenditures in Australia generated approximately A$2.9 billion, representing approximately 35% of total major media advertising expenditures of approximately A$8.3 billion. The cities of Adelaide, Brisbane, Melbourne, Perth and Sydney, which are all reached by Network TEN’s signal, account for approximately 78% of all television advertising expenditures in Australia.

The Australian television industry generates more than 90% of its total revenue from the sale of advertising time. The table below sets forth advertising market shares of Australia’s three commercial networks based upon industry information available to the Company:

Television Advertising Market Shares

	Twelve months ended June 30,
	2003	2002	2001(1)	2000	1999
	%	%	%	%	%
Network
Network TEN	29	27	23	24	26
Nine	39	39	38	41	41
Seven	32	34	39	35	33

SOURCE:	CTVA

(1) Includes the Sydney 2000 Olympics, aired by Seven.

Ratings

The table below sets forth commercial network audience shares for calendar years: 16-39 year olds (Sunday-Saturday 6:00 pm — 10:30 pm) for each of the three national commercial networks:

Audience Share

	2003(1)	2002	2001	2000(2)	1999
	%	%	%	%	%
Network
Network TEN	37	38	34	31	30
Nine	35	34	33	36	37
Seven	28	28	33	33	33

Source: 2001-2003 OzTam television ratings; 1998-2000 AC Nielsen television ratings data.

(1)	To November 15, 2003

(2)	Excluding the impact of the Sydney 2000 Olympics.

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

Programming

Network TEN sources programming material from international and Australian sources. Both prime-time and off peak schedules include a mix of local and international content, appealing predominantly to the under 40’s audience. Local content regulations also place certain minimum requirements on drama, documentary and children’s programming as well as an overall domestic quota. Although Australian programming is generally more expensive to acquire than foreign programming, it usually attracts more viewers. As a result, Network TEN schedules a mix of Australian and foreign shows to maximize ratings while controlling costs.

Network TEN purchases most of its non-Australian programming from major U.S. studios. It has acquired Australian rights to shows that are popular with its target audience, such as Charmed, Everybody Loves Raymond, Becker, Queer Eye for the Straight Guy, The Guardian, The Simpsons, and the Law & Order franchise. By obtaining “run of series” commitments, Network TEN ensures these series remain with the network for as long as they are produced. In addition, Network TEN enters into multi-year supply agreements with U.S. and other non-Australian production companies in order to acquire Australian rights to desirable programming at fixed prices.

Network TEN produces news, local sports and a limited number of other programs in-house, while entertainment programs are acquired from independent Australian producers. In-house productions include the sports programs Sports Tonight and RPM, the news program Meet the Press, the afternoon children’s programs Totally Wild and Cheez TV and the breakfast program Good Morning Australia. Entertainment programs commissioned from Australian production companies include Australian Idol, Big Brother, The Secret Life of Us, Neighbours, The Panel and Rove Live. For commissioned programs, Network TEN typically maintains an active role in the creative process. Network TEN seeks sponsorship of certain of its programs by advertisers and employs on-air promotion as well as radio and print advertising to market both the network and its programming.

Domestic production is a combination of news, sport, drama, light entertainment and children’s programming. News and some sport is produced internally, but most entertainment programming is acquired from independent producers. Australia has a large and efficient independent production sector that supplies programming to all commercial and government broadcasters.

Network TEN is the major broadcaster of Australia’s top football code, the AFL. TEN has exclusive free-to-air coverage of the finals series, including the Grand Final. Motorsport has surged in popularity through the Network’s coverage of the Formula One, World Motorcycle Championships, the Indy Cars, the World and Australian Rally Championships and the V8’s.

Australian Out-of-Home and Eye Corp.

Eye Corp is one of Australia’s premier out-of-home advertising companies. In December 2000, Network TEN acquired a 60% interest in Eye Corp and then in August 2002 acquired the remaining 40% interest.

Eye Corp, which was created from the consolidation of several smaller players has become the second largest entity in the marketplace, following APN News and Media Limited, which management estimates controls 60% of the domestic market.

Eye Corp’s operations are comprised of five divisions: (i) Eye Drive, which has Australia’s second largest stable of large format outdoor signage, and includes inventory of nearly 400 sites; (ii) Eye Fly, which has more than 800 strategically located signs within all of Australia’s domestic and international air terminals, with the exception of Perth international, giving Fly 98% of the Australian airport market; (iii) Eye Shop which controls two and half thousand “eyelites” through more than 60 leading centres across Australia and New Zealand; (iv) Adval is a visual merchandising and point-of-sale supplier to leading retailers, and (v) the overseas division has made substantial inroads into southeast Asian markets, including Indonesia, Malaysia and Myanmar, and encompasses large format outdoor advertising and internal airport signage.

New Zealand Operations

New Zealand Television Industry

The New Zealand television industry currently consists of five national free-to-air networks, TV1, TV2, 3, C4 and Prime TV and several smaller regional broadcasters. TVNZ (which consists of TV1 and TV2) is government-owned, although it operates as a commercial enterprise. 3 and C4, both of which are owned and operated by the Company, are the only privately owned, VHF national commercial broadcast television networks in New Zealand. Prime TV, a company affiliated with Australia’s Nine Network launched its free-to-air service on UHF frequencies in 1998.

SKY Network, the leading pay service operating in New Zealand, operates dual playout signals on both UHF terrestrial frequency and digital satellite DTH. The terrestrial service transmits seven SKY channels while the digital DTH service offers 71 channels. In total, the SKY service has approximately 39% penetration or 543,000 subscribers. Relatively few New Zealand homes have access to cable television. All five national free-to-air networks are also carried on SKY Satellite.

Operating Strategy

3’s operating strategy is to: (i) focus on mainstream demographics, (ii) improve air time inventory management, (iii) increase broadcasts of certain sports and special events programming and (iv) attract advertiser sponsorship on certain programs. 3 has also acquired and aired sports and special event programming. 3 targets the 18 to 49 year old core demographic. Since October 2003, TV4 has rebranded its evening programs as “C4” and changed its programming to a youth music format to target the important 15-29 age demographic in urban markets.

In 1993, 3 embarked upon a campaign to extend its signal coverage and presently reaches approximately 98% of the New Zealand population. This increase in coverage was funded in part by New Zealand On-Air, a government body established to promote the expansion of broadcasting throughout the country. C4 reaches approximately 75% of the New Zealand population.

Television Advertising Market

For the twelve months to December 31, 2002, gross television advertising expenditures generated approximately NZ$516 million, representing approximately 33% of total expected advertising expenditures of NZ$1.565 billion.

Television advertising in New Zealand experienced strong growth during the 1991-1997 period, which management attributes primarily to (i) deregulation of the New Zealand economy, which has led to significant increases in advertising expenditures to challenge and protect many long-held New Zealand brand monopolies, (ii) the launch of TV3 in late 1989, which broke a 24-year government-owned television monopoly, and (iii) general improvement in the New Zealand economy. During the 1998 to 2001 period the television advertising market was relatively constant ranging between NZ$473 million and NZ$501 million. The television advertising market for 2002 has improved with 8% growth recorded.

The New Zealand television industry generates its revenue from the sale of advertising time. The distribution between TVNZ and 3 and C4 of their combined television market share (based on revenue) as estimated by management is set out below:

	Advertising Market Share
	Year ended March 31

	2003	2002	2001	2000	1999
	%	%	%	%	%

3/C4	27.3	25.1	24.8	24.7	25.9
TVNZ	72.7	74.9	75.2	75.3	74.1

Ratings

The table below sets forth audience shares of New Zealand’s commercial television networks during prime-time viewing hours:

	Audience Share(1)
	Year ended March 31

	2003	2002	2001	2000	1999
	%	%	%	%	%

3	25	23	22	23	23
C4	3	4	3	3	4
TV1	29	30	33	31	31
TV2	31	31	33	33	32
SKY/Other	12	12	9	10	10

Source: AC Nielsen

(1) Among adults 18 to 49 (Sunday – Saturday 6:00 p.m. to 10:30 p.m.)

Similar to Network TEN’s strategy in Australia, 3 and C4 have differentiated themselves from other broadcasters by focusing primarily on demographics and secondarily on audience share.

Programming

3’s long-term programming strategy is designed to improve the ratings performance of both domestic productions and foreign series among its targeted demographic audience. This strategy has focused upon increasing the amount of local production, adding sports programming, building evenings with time blocks of compatible programming and encouraging audience loyalty by offering a regular consistent programming format. An important factor in 3’s audience share growth has been its increased development of domestically produced programs. 3 has developed and promoted a nightly news hour and the current affairs program 20/20 and 60 Minutes attracted funding from the government production agency, New Zealand On-Air, for developing new domestic programming. Local productions include the popular documentary series Inside New Zealand, The Strip, Hot Property and Target.

In September 1999, 3 announced a major sporting rights deal which substantially increased viewership and sales and promotional opportunities. 3 New Zealand completed a deal with pay TV operator, SKY Television that made the network New Zealand’s leading free-to-air sports broadcaster. Since December 1, 1999, 3 has carried a comprehensive and exclusive free-to-air schedule of domestic Cricket and Rugby games. The deal with SKY has seen 3 add extensive coverage of cricket test matches, one-day international cricket, Super 12 rugby matches, and the prestigious international rugby matches featuring the world famous New Zealand All-Blacks. The agreement to broadcast the cricket and rugby matches is part of a larger commercial arrangement between 3 and SKY offering long-term benefits for both, including carriage of 3 on SKY’s digital platform.

The deal significantly enhances revenues and is a major draw for audiences throughout the year. It also provides all of CanWest’s media operations in New Zealand with beneficial promotional opportunities. 3 believes that the sports broadcasts help create a solid foundation for future growth.

3 and C4 continue to offer viewers a combination of popular U.S. and foreign programming with excellent domestic productions. Among the shows on the schedule for TV3 this season: CSI, That 70’s Show, Boston Public, Charmed, SVU - Special Victims Unit, Law and Order and Sex and The City. TV4 programming is primarily music, augmented by shows such as Southpark and Jackass.

3 has developed strong relationships with distributors and major studios to secure ongoing supply of foreign programming including features. These arrangements include Universal and Carsey-Werner. In addition, 3 has entered into a multi-year supply agreement with FOX Studios, which provides strong movie titles and series programming.

New Zealand Radio Industry

The New Zealand radio broadcasting industry has been through significant changes commencing with the passing of the Broadcasting Act 1989 (the “1989 Act”) which came into force on July 1, 1989. The 1989 Act repealed the Broadcast Act 1976 which placed restrictions on entry to broadcasting markets.

Among other things, the 1989 Act made it easier for new broadcasters to enter the industry; reduced or removed ownership restrictions; made it easier for new technologies to be used and new services provided; and in the interests of increasing efficiency, separated the Government’s commercial and non-commercial radio interests. Since deregulation in 1989, there has been a rapid and significant increase in the number of commercial radio stations operating in New Zealand. The total number of commercial radio stations has increased from 56 in 1989, to over 200 today.

The 1989 Act established the Broadcasting Commission and the Broadcasting Standards Authority, provided for election broadcasting and restricted the scope for political intervention in the management or programming of TVNZ and state-owned radio.

The Act and the Broadcasting Standards Authority require radio broadcasters to adhere to industry codes, but these are not unduly restrictive. Licences are issued and technical parameters are controlled by the Ministry of Commerce, but there are no restrictions as to format, style, or content of a radio broadcast, provided it meets the Broadcast Standards for good taste and decency and respects the privacy of the individual. Essentially, as with TV, the radio industry in New Zealand is unregulated.

There are effectively two major groupings of stations, which account for 90% of radio revenues for the year ended December 31, 2002, as follows:

Approximate
revenue share

The Radio Network (TRN)	45%
CanWest NZ Radio	45%
Others	10%

100%

Radio Advertising Market

Over the past three years to December 31, 2002, the total radio advertising market grew at an average of 4.5% per annum. For the twelve months ending December 31, 2002, radio advertising generated approximately NZ$203 million, representing approximately 13% of total advertising expenditures.

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

During May 2000, the Company acquired a 72% share of RadioWorks New Zealand Limited, a New Zealand stock exchange listed national radio operator. The remaining 28% was purchased in January 2001. With the purchase of RadioWorks, CanWest’s NZ Radio now covers both the urban and rural markets and virtually the full range of formats. The group has made good progress with the full integration of all radio properties. This integration process has achieved synergy benefits, including both revenue gains and cost savings. Operationally, CanWest NZ Radio has the best operating and profit margins in the industry in New Zealand.

CanWest NZ Radio now operates five national network stations and 27 local or regional stations. The five national networks are Radio Pacific, (AM) (a talkback format) targeted at the older demographic; Solid Gold (FM) (a classic hits format also targeted at the older demographic); The Rock (FM) (targeted to mainly males in the 18-34 age group; The Edge (FM) (a contemporary station targeting a young audience with current hits); and Channel Z (FM) (slightly alternative urban rock also targeting the younger audience). The 27 local stations (including More FM) cover various cities and towns across the country. They operate under specific location brand names and are mainly adult contemporary in format, targeting a “middle market” position. The Company estimates its signal reaches 99% of the New Zealand population.

Ratings

In the recent October 2003 radio survey of New Zealand’s largest five markets, CanWest’s radio stations achieved the following ranking positions for audience share (music stations — all listeners aged 10 plus): Auckland — fourth and fifth; Canterbury — first, second, third, fourth and fifth; Wellington — first, third and fifth; Waikato — second, third and fifth; Otago — first, third and fourth.

Irish Operations

Irish Television Industry

Prior to the launch of TV3 Ireland in September 1998, the Irish television industry consisted of three national networks, RTE1, Net 2 and TG4 , which are all available off-air and through cable, satellite and MMDS. In addition to commercial advertising revenue, these three networks are publicly funded and operate under the auspices of RTE, the state-owned broadcast organization. TV3 Ireland is the first and only privately owned independent commercial television channel in the Republic of Ireland. TV3 targets the 15-44 age groups and is a full service free-to-air television network offering a mix of domestic and foreign general entertainment programming. TV3 is Ireland’s second most viewed channel of all available in the Republic of Ireland, including those channels that overspill, or transmit from the UK to service Ireland.

In addition to the four Irish channels, the major UK terrestrial channels, each of which serves Northern Ireland, including BBCI, BBC2, ITV (Channel 3), Channel 4 and Channel 5 are available to some or all Irish viewers via off-air, satellite cable or MMDS. In addition, Sky One and other satellite services are available on cable, MMDS or satellite. In April 2002 the four Irish terrestrial channels, including TV3, were made available on the “family package” offered by Sky Digital Satellite in the Republic. The addition of Sky satellite distribution added to the 93% terrestrial coverage of TV3, making it technically available to essentially every Irish home.

TV3 is available to approximately 62% of Northern Irish homes off-air through transmitters located in the northern part of the Irish Republic.

Overall, approximately 61% of the Irish television households are served by cable, MMDS or satellite services, reaching up to 88% in the largest urban market of Dublin. Those homes served by retransmission systems or capable of receiving terrestrial overspill of the major UK channels now account for 79% of all homes nationally. In recent years Sky Digital has grown its subscribers to 315,000 Irish homes, which consequently receive, a host of UK based services not available on the spectrum-limited cable services.

Advertising Market

In 2002, television advertising expenditures in the Republic of Ireland were expected to have generated approximately €165 million, representing approximately 24% of total advertising expenditures of €700 million. This is supplemented by additional expenditures on advertising in the UK on services, which reach into the Republic of Ireland, which expenditures are targeted at consumers in the Republic of Ireland. This expenditure is estimated at approximately €35 million annually. In calendar 2002, the television advertising market grew approximately 6%.

In the later part of the fiscal year a number of factors, including a general slowdown in advertising have negatively influenced the Irish advertising market. This has impacted both TV3 and its competitors.

Ratings

TV3’s rapid growth to its current status as the second most viewed channel has demonstrated the need for a third mainstream station. TV3 has filled the gap between RTE’s older audience and Net 2’s youthful franchise. With the addition of TV3 Ireland, there has been repatriation of Irish audiences and growth in the number of people viewing Irish channels.

After five years on-air, TV3 Ireland has achieved a significant share of the market, exceeding that of the established and successful British Channels. In the year just completed, TV3 continued as Ireland’s second most viewed channel for its target demographic. In September 2003, TV3 achieved its highest ever ratings, boding well for the important autumn ratings and fiscal 2004.

Peak Audience Share
Network	September 2003

TV3	15%
RTE1	33%
Net 2	9%
UTV	9%

Source: AC Nielsen: All individuals (Monday to Sunday) September 2003 Republic of Ireland.

Programming

TV3 Ireland offers a wide variety of programming, including news, factual, comedy, drama, sports and local interest programming. The schedule is a mix of domestic programming and foreign programming.

TV3 Ireland’s programming is targeted to the 15 – 44 age group, audiences which are in high demand by Irish advertisers and which had been previously neglected in the Irish market. TV3 Ireland has quickly established itself with the viewing audience through the introduction of programs to the Irish market like Law and Order: Special Victims Unit, South Park, Malcolm in the Middle, and currently the most popular non-U.K. acquired series, Sex and the City. The tradition of U.S. movie premieres on a Sunday evening has continued with such titles as Crouching Tiger, Proof of Life and Perfect Storm.

In 2001, as part of the agreement by which Granada acquired an interest in TV3, two new titles to TV3, Coronation Street and top-ranked daily peak time soap Emmerdale, moved to TV3. Audiences for these foundation series have grown since their transfer to TV3 and have added to TV3’s overall success. Other Granada products, like Heartbeat and Cold Feet, have further improved the channel. Support for TV3 Ireland’s coverage of Europe’s prime club soccer tournament, the UEFA Champions’ League has increased, with record audiences for the season that began in September 2001. TV3 has entered into a contract to broadcast another three years of UEFA Champions League commencing September 2003. TV3 also retains certain exclusive territorial rights for Irish International Soccer home matches in a multi-year agreement with the Irish Football Association.

TV3 Ireland recognizes the importance of relevant domestic programming and in 2003 invested almost twice as much in homegrown production than it did in programming acquired from outside the country. In September 2003 the channel was required by its license to increase Irish produced programming to 25% of its output. TV3 had long exceeded this requirement and since its second year in operation had voluntarily exceeded by 25% its required output of Irish produced programming. In addition to three daily news bulletins, TV3 Ireland produces Sports Tonight, Week in Review, periodic News Specials, and Ireland AM, Ireland’s first morning breakfast television service, which quickly established itself as the number one breakfast choice in Ireland. Ireland AM is a weekday live, magazine and lifestyle program. Building on its success, the program was expanded to three hours daily in September 2002, including weekend compilations of the best of the week’s output. The program now has viewing greater than the accumulated audiences of all its breakfast program competitors available in the market. Agenda, is a weekly one-hour live program focusing on politics and money. As part of the strategy to build a strong inventory of Irish dramatic programs, TV3 continues to actively invest in new Irish film productions. In recent years TV3 has invested in a re-creation of the events of “Bloody Sunday”, a pivotal event in modern Irish history, along with theatrical productions, Map Maker, Watermelon and most recently Halo Effect. These investments have helped to secure total independent Irish film investment budgets of over €8 million. These movies are broadcast on TV3 as theatrical releases permit.

NORTHERN IRELAND — UTV

Headquartered in Belfast, UTV is the ITV television service provider in Northern Ireland. It first went on the air in 1958, and over the past 45 years, has firmly positioned itself as the number one regional television network in Northern Ireland. With a strong focus on meeting the distinctive viewing needs and preferences of its audience, UTV enjoys a viewing share in excess of 38% in the 6 p.m. to 11 p.m. time period.

Its strong regional identity is reflected not only in the programs being shown, but also in the tone, style and nature of the presentation of the service, which is targeted primarily at a younger demographic audience. Regional programming is the mainstay of UTV’s service and over the years has been the driver of the network’s solid ratings figures.

UTV is an internet service provider under the brand “UTV Internet” and recently entered the telephone service reselling business. In the past few years, UTV has also invested in radio stations in Dublin, Limerick and Cork, in the Republic of Ireland and most recently in Liverpool in the UK. UTV has also invested in Republic of Ireland based Bocom, an airport and supermarket advertising company.

The Company has a 29.9% equity interest in UTV, and does not currently have representation on the UTV board. UTV is a public company listed on the London Stock Exchange.

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

In June 2003, a House of Commons committee, the Standing Committee on Canadian Heritage, released the findings of its study of the current state and future direction of Canada’s broadcasting system and the efficacy of the Broadcasting Act in meeting policy objectives, which commenced in May 2001. Included among the broad ranging issues considered by the Committee were cross-media ownership, foreign ownership, licence fees, program funding, community, local and regional broadcasting, the effectiveness of the CRTC, digital transmission, performance measurement and Canadian content and cultural diversity. The government has responded to the report and agreed to further study a number of the recommendations. It is not possible to predict the outcome of future actions, if any, by government with respect to these matters.

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

The CRTC’s Television Broadcasting Regulations, 1987, and the Specialty Services Regulations, 1990, require the prior approval of the CRTC of any transaction that directly or indirectly results in (i) a change in effective control of the broadcasting undertaking of a licensee, (ii) a person or a person and its associates acquiring control of 30% or more of the voting interests of a licensee or of a person that has, directly or indirectly, effective control of a licensee, or (iii) a person or a person and its associates acquiring 50% or more of the issued common shares of the licensee or of a person who has direct or indirect effective control of a licensee. In addition, if a transaction results in a person or a person and its associates acquiring control of at least 20% but less than 30% of the voting interests of a licensee, or of a person that has, directly or indirectly, effective control of the licensee, the CRTC must be given notice of the transaction. If a transaction increases control to over 40%, the CRTC must be notified.

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

All of the Company’s licences are in good standing and the Company is confident of its ability to continue to satisfy the terms of all related undertakings. Licences and their respective dates of renewal are as follows:

Station
Global Television Network:
Global Vancouver		CHAN	August 31, 2008
Global Halifax		CIHF	August 31, 2008
Global Saint John		CIHF-2	August 31, 2008
Global Quebec		CKMI	August 31, 2008
Global Calgary		CICT	August 31, 2008
Global Edmonton		CITV	August 31, 2008
Global Winnipeg		CKND	August 31, 2008
Global Saskatoon		CFSK	August 31, 2008
Global Regina		CFRE	August 31, 2008
Global Lethbridge		CISA	August 31, 2008
Global Ontario		CIII	August 31, 2008
Independent Stations:
CJNT Montreal, Quebec		CJNT	August 31, 2007
CHCH Hamilton, Ontario		CHCH	August 31, 2008
CHEK, Victoria, British Columbia		CHEK	August 31, 2008
CBC Affiliates:
CHBC Kelowna, British Columbia		CHBC	August 31, 2008
CKRD Red Deer, Alberta		CKRD	August 31, 2008
Specialty Cable Channels:
Analog:
Global Prime	Global Prime		August 31, 2010
Digital:
mentv (49% interest)	Category 1		August 31, 2007
Mystery (45.05% interest)	Category 1		August 31, 2007
Lonestar	Category 2		August 31, 2007
DejaView	Category 2		August 31, 2007
Fox Sports World Canada	Category 2		August 31, 2007
Xtreme Sports	Category 2		August 31, 2007

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

Canadian Publishing

The publication of newspapers in Canada is not directly regulated by federal or provincial laws. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada). The Income Tax Act limits the deductibility by Canadian taxpayers of advertising expenditures that are made in newspapers other than “Canadian issues of Canadian newspapers”. For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded, must ultimately be controlled by Canadian citizens and, if a private company, must be at least 75% owned by Canadians. In addition, the publication must, with limited exceptions, be printed and published in Canada. All the Company’s newspapers qualify as “Canadian issues of Canadian newspapers” and, as a result, the Company’s advertisers generally have the right to deduct their advertising expenditures for Canadian tax purposes.

Australian Television

The Broadcasting Services Act (Australia), (“BSA”) regulates the commercial television industry in Australia. Under the provisions of the BSA, the Australian Broadcasting Authority, (“ABA”) has responsibility for planning and licensing, programming and content standards, ownership and control of commercial broadcasting services, handling complaints and administering the allocation of broadcasting frequency spectrum.

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

In March 2002 the Australian Government introduced the Broadcasting Services Amendment (Media Ownership) Bill 2002, which would remove limitations in the Broadcasting Services Act (BSA) on foreign ownership and control of the Australian media, leaving the sector to be regulated under the Foreign Acquisitions and Takeovers Act 1975 and Australia’s general foreign investment policy. The Australian Senate, in which the Government does not hold a majority of Senators, has not supported the Bill proposed by the Government. The Government has indicated that it will send the Bill to the Senate again to reconsider. There is no guarantee that the Bill will be passed.

Content and Advertising

The ABA imposes mandatory transmission quotas for Australian content and other more specific quotas for Australian drama, children’s programming and documentaries. A minimum of 55% of programming broadcast between 6:00 a.m. and 12:00 midnight must be “produced under Australian creative control.”

The Australian commercial television industry is also subject to the Commercial Television Industry Code of Practice, which has been developed by Commercial Television Australia in conjunction with the ABA. The industry’s code pertains to matters such as the classification of programs and program promotions, the content of news and current affairs programs and the content, placement and amount of advertisements, as well as handling of complaints on code matters.

The broadcasting of commercials and program promotions is limited under the Code of Practice to an average of 13 minutes per hour from 6:00 p.m. to 12:00 midnight and an average of 15 minutes per hour at other times. The exception to this is certain children’s programming which is regulated by the ABA’s Children’s Television Standards.

Digital Television

The Australian government has passed legislation that required national television networks to commence broadcasting on new digital channels beginning on January 1, 2001. Commencing no later than 2005, all over-the-air broadcasters will be required to simulcast both digital and analog services until 2008, or such time as determined by further review. Over-the-air broadcasters are not permitted to provide multiple channels or over-the-air subscription broadcasting services, conditions that are subject to review by January 1, 2005. In view of this legislation and the investment and expense involved for existing broadcasters, the government has determined that no new commercial television licences will be issued before December 31, 2006.

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

Licencing

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

New Zealand Broadcasting

The New Zealand broadcasting industry was deregulated in 1989. Current broadcasting laws are primarily concerned with the maintenance of broadcasting standards in New Zealand and do not contain restrictions on foreign ownership or cross media ownership. Other general legislation concerning foreign investment in New Zealand may, however, have some effect on proposals by non-New Zealand persons to acquire companies in New Zealand.

TV3 operates under a broadcast licence issued in 1995 and TV4 operates under a broadcast licence issued in 1994. Both licences were granted for a 20-year period and have similar terms and conditions. CanWest Radio NZ and RadioWorks each hold broadcasting licences that will expire in 2011.

Under New Zealand law, television and radio broadcasters are required to report their annual operating revenue to the New Zealand Broadcasting Standards Authority and, if that operating revenue exceeds NZ$500,000 in any year, they are required to pay a levy of 0.051% of that revenue, plus applicable taxes.

Under New Zealand law, there are no fixed domestic content quotas for television or radio broadcasting. However, the Broadcasting Act 1989 requires the New Zealand Broadcasting Commission to promote local programming and to have regard to government policy on broadcasting. The New Zealand government has a policy of promoting programming which represents the uniqueness of New Zealand, by promoting national culture and identity.

At the invitation of the government, the New Zealand commercial radio industry has agreed to reach a 20% domestic music quota by 2006.

Republic of Ireland Television

Television broadcasting in the Republic of Ireland is regulated by ComReg and the Broadcast Commission of Ireland, or the BCI, pursuant to the Broadcast Act, 2001 and the Broadcasting Authority Acts, 1960 to 1990. The broadcasting industry is overseen by the Minister for Communication, Marine and Natural Resources; the Broadcasting Complaints Commission; the Irish Competition Authority; and is guided by European Union Directives.

Licencing

ComReg issues television broadcasting licences to the BCI, which then contracts with television program service providers. Under the Broadcast Act, 2001, TV3 has been awarded broadcast spectrum in the event a national Digital Terrestrial Television platform is built, which would enable TV3 to supply digital and other services.

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

With effect from January 1, 2002, any change of control of TV3 will also require the approval of the Irish Competition Authority (which is subject to a decision by the Minister for Enterprise, Trade and Employment) under Section 23 of the Competition Act, 2002 (which deals specifically with mergers or acquisitions involving media businesses). In certain circumstances, such a transaction may be subject to the prior approval of the European Commission.

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

Northern Ireland Television

Commercial television broadcasting in the United Kingdom (including Northern Ireland) is regulated by the Office of Communications, or Ofcom, under the Broadcasting Act 1990, as amended and the 2003 Communications Act.

Licencing

Ofcom issues broadcasting licences under the Broadcasting Act 1990 and the 2003 Communications Act. UTV holds a regional licence for Northern Ireland that expires on December 31, 2009.

Foreign Ownership Restrictions

The 2003 Communications Act removed certain foreign ownership restrictions in respect of UTV such that the Company, or other foreign parties, may no longer be prohibited from holding a controlling interest in UTV.

Other Ownership Restrictions

The Broadcasting Act 1990 and the 2003 Communications Act and impose certain restrictions on holding or controlling broadcast licences. These restrictions include prohibitions against (i) the ownership of multiple television stations, (ii) the cross-ownership of television stations and radio stations serving a particular market, and (iii) the cross-ownership of television stations and newspapers.

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

CANWEST GLOBAL COMMUNICATIONS CORP. (CANADA)
CanWest Entertainment Inc. (CANADA)
100%
Fireworks Entertainment Inc. (ONTARIO)
Film and television production and distribution
3815668 Canada Inc. (CANADA)
Global Television Network Inc. (CANADA)
100%
CanWest Media Inc. (CANADA)
45.05%-100%
7 Digital Specialty Channel Partnerships
50%
100%
Global Communications Limited (MANITOBA)
Owns and operates the Global Television Network and a number of independent television stations and Global Prime specialty cable network
100%
CanWest Media Sales Ltd. (CANADA)
National advertising sales representative
50%
The National Post Company (limited partnership) (ONTARIO)
14%
Internet Broadcasting Systems Inc. (DELAWARE)
100%
CanWest Publications (CANADA)
Several companies which own and operate the publishing businesses
100%
CanWest International Communications Inc. (BARBADOS)
45% (1)
CanWest Granada Media Holdings Limited (IRELAND)
Owns and operates TV3 in the Republic of Ireland
100% (2)
TV3 Network Services Limited (NEW ZEALAND)
Owns and operates 3 and C4 in New Zealand
14.7% (voting) (4)
57.1% (economic) (3)
The TEN Group Pty. Limited (AUSTRALIA)
Owns and operates Network TEN stations in Sydney, Melbourne, Brisbane, Perth and Adelaide
100% (4)
CanWest NZ Radio Holdings Limited (NEW ZEALAND)
Owns and operates radio stations in New Zealand
29.9%
Ulster Television plc (NORTHERN IRELAND)
Owns and operates Ulster TV in Northern Ireland
24.3%
Television & Media Services Limited (AUSTRALIA)
TV Productions
Outside Broadcasting
100%
Eye Corp Limited (AUSTRALIA)
Owns and operates outdoor advertising business in Australia and Asia

(1)	Owned indirectly through CanWest Irish Holdings (Barbados) Inc.

(2)	50% owned indirectly through CanWest International Investments (Luxembourg) S.A. (“International Investments”).

(3)	The Company owns 14.7% of the voting stock and 100% of the subordinated debentures indirectly through International Investments.

(4)	Owned indirectly through International Investments.

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

All of the newspapers and the National Post are published from premises owned by the Company, except The Edmonton Journal, which is published from premises occupied under a lease agreement. In addition, the Company prints all of its publications using its own presses and related equipment, except for the National Post, which is printed in part by third parties at locations throughout Canada. The Company leases additional office space and warehouse space from time to time as required. The Company owns an office facility in Toronto which serves as the headquarters for the Canadian Media Operations. The New Zealand television operations are headquartered in Auckland, where the Company owns a broadcast and production facility. The Company also leases premises for its news bureaus in Wellington and Christchurch. The majority of the transmission facilities are leased under long-term agreements. CanWest Radio NZ operates its radio stations from leased premises located in Auckland, Wellington, Christchurch, Dunedin and Hamilton. RadioWorks leases a corporate office in Auckland and studios throughout the country.

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

TRENDS

The Company has historically derived more than 75% of its revenue from advertising in Canada. For that reason, the Company’s results typically reflect overall activity in the economy. Advertising markets in North America and throughout the world recovered in the second half of fiscal 2002 and continued to improve through fiscal 2003. The impact of the war in Iraq, which overtook normal television schedules for several days during the third quarter and the effects of the Severe Acute Respiratory Syndrome (SARS) on the travel and tourism sector, particularly in Toronto, was temporary, and advertising markets strengthened in the fourth quarter.

Looking forward to fiscal 2004, the positive momentum in advertising markets for Canadian newspapers experienced in fiscal 2003 is expected to continue. For Canadian television, after a strong up front market, the television advertising market in Canada appears to have softened.

Internationally, advertising markets, particularly in Australia and New Zealand, continue to be very strong and are expected to contribute to further growth in our results for our broadcasting operations in those markets.

OUTLOOK

All of the Company’s television operations have shown considerable strength through the end of fiscal 2003. This positive trend should continue as economic indicators in the respective economies of Canada, Australia and New Zealand show positive growth, particularly in relation to the U.S. market.

In Canada, however, after a strong up front market, television revenues have softened and revenues for the first half of fiscal 2004 will be below last year. The shortfall, in part, is attributable to delays in new product launches and a program schedule with a number of new offerings. The outlook for the balance of the fiscal year is more positive with revenue bookings tracking with the prior year.

Internationally, continued strengthening of individual currencies will serve to increase the contribution above the already strong domestic results.

In Canada, management expects to boost long term profitability of its conventional television operations by continuing to implement a more aggressive domestic programming strategy. The signing of Kevin Newman to a new multi-year contract as executive editor and anchor of the nightly national news flagship has enabled Global National to sustain its strong competitive position in the Canadian news marketplace and continue to move closer to the traditional leaders. The recruitment of well-known comedian Mike Bullard to launch a national late night talk/variety show continues the trend of aggressively pursuing leading Canadian talent.

For fiscal 2004, Global Television has concentrated on a strategy to refresh and renew its prime time schedule. In 2003, the Company acquired 10 new dramas, 6 new sitcoms and 1 new reality series from top U.S. producers. The acquisitions brought 14 new hours of high quality primetime viewing to Canadians in the fall and will complement returning drama series such as 24 and Without A Trace that continue to gain popularity with viewers. In addition, the final season of Friends and Frasier have created must-see programming events around the series finales that will be the television events of the 2003 - 2004 program year.

The CRTC held a public hearing in June 2003 to hear an application from the Company, among others, to disaffiliate its Red Deer, Alberta station, CKRD, from the Canadian Broadcasting Corporation and bring to Alberta the CH schedule currently seen throughout Ontario, Montreal, and the Greater Vancouver and Victoria BC markets. A favourable decision by the CRTC on the application, which was supported by the CBC, would increase the reach for CH to 75% of English speaking Canadians. The CRTC also heard an application from the Company for a new FM radio station for the Edmonton market. The Company’s digital specialty channels remained popular among viewers. Two of them, Lonestar and DejaView, remained among the most popular aged 24-54 in Canada. The other channels continue to rate in the top twenty among digital subscribers. Close to 3 million households now have access to the Company’s digital channels, and advertisers are beginning to show an interest in the niche market opportunities provided by the new specialty channels. In September 2003, the Company launched its seventh specialty service, CoolTV, dedicated to jazz music and the jazz lifestyle. The service which was added to the present offering with only small additional resources complements and enhances the Company’s jazz radio station CoolFM, which launched in February, 2003.

The Company added to its Canadian radio operations in January 2004 with the launch of The Beat, a contemporary urban station in the Kitchener-Waterloo region. The station which will reach out to the region’s underserved youth market will feature a mix of contemporary hits, hip-hop and rhythmic dance music.

The Company’s newspaper operations in Canada continue to perform well. The automobile and technology sectors continue to remain strong and the financial sector, particularly the investment market, is expected to significantly increase its presence through newspaper advertising during the upcoming Canadian Registered Retirement Savings Plan season. The absence of newspaper circulation growth remains a concern at metropolitan daily newspapers everywhere and the Company’s properties are no exception. Nevertheless, various promotional campaigns generated increases in net paid circulation in the Company’s dailies in Montreal, Calgary and Vancouver through fiscal 2003, and similar initiatives are in process at other locations. The cannibalization of newspaper subscribers accessing content online is also being addressed. The implementation of tiered access to newspapers online, including an innovative new product that allows subscribers complete access to an enhanced digital version of the Company’s daily newspapers, is currently being rolled out across the country.

The Company continues to pursue additional operational efficiencies and cost reductions at all of its operating units. The Company announced a major re-organization of the senior management of its Canadian media operations in January, 2003. The more integrated management structure has streamlined decision-making and enhanced the ability of the Company’s broadcast, publishing and interactive assets to work more closely together as complementary and mutually supportive media businesses. This re-organization was followed by the launch of the CanWest News Service and the Canadian News Desk, located in Winnipeg, but with journalist resources in Winnipeg and across Canada. The Company’s consumers saw immediate benefits of increased depth and wider coverage of Canadian and international news both on television and in the Company’s newspapers.

CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in Canadian dollars and in accordance with Canadian GAAP. The consolidated financial statements include the Company’s accounts and the accounts of its subsidiary companies.

The Company’s operating segments include television and radio broadcasting, publishing and online operations and outdoor advertising. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Global Prime, various other conventional and specialty channels and the Cool FM radio station. The Australian Television segment includes the Company’s 57.1% economic interest (57.5% to February 27, 2003) in the TEN Group Pty Limited which owns and operates Australia’s TEN Television Network (“Network TEN”). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including 10 metropolitan daily newspapers, and the National Post as well as operation of the canada.com web portal and other web based operations. The New Zealand Television Broadcasting segment includes the operations of the 3 and C4 Television Networks. The New Zealand Radio Broadcasting segment includes five nationally networked radio brands and 27 local radio stations including the More FM stations. The Irish Television Broadcasting segment includes the Company’s 45% interest in the Republic of Ireland’s TV3 Television Network. The Australian Outdoor advertising segment includes the Company’s economic interest in EyeCorp, an out-of-home advertising operation. The Corporate and Other segment includes various investments in media operations including a 29.9% interest in Northern Ireland’s Ulster Television plc (“UTV”).

The preparation of financial statements in accordance with Canadian GAAP requires the use of estimates and assumptions that affect reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingencies. Future events could alter such estimates.

On an ongoing basis, management evaluates its estimates, including those related to allowances for doubtful accounts, broadcast rights, useful lives of property plant and equipment, carrying values of intangibles and goodwill, carrying values of investments, accrued liabilities, contingent liabilities, income taxes, employee future benefits, and the fair value of financial instruments. The estimates noted herein are the most subjective and therefore could have a material effect upon the Company’s reported results.

Goodwill and intangible assets

The Company operates in highly competitive markets. The useful lives of intangible assets and the value of goodwill were estimated, based on historical customer patterns, industry trends and existing competitive factors. Significant long term changes in these factors could result in material impairment of the value and life of intangible assets and goodwill.

As at August 31, 2003 the Company had $1,094 million of intangibles and $2,425 million of goodwill on its balance sheet.

In performing the annual impairment testing of goodwill and intangibles, a number of assumptions and estimates are made in applying a fair value test. The fair value definition used is the amount at which an asset could be bought or sold in a current transaction between willing parties. Valuation techniques used for reporting units include either a market approach or a discounted cash flow (“DCF”) approach. The market approach is used where comparable public market data is available, or the Company has bona fide offers for assets. The projections used in the DCFs represent managements’ best estimates of expected future operating results of the reporting units for the first three years and an extrapolation based on aggregate economic factors such as gross domestic product growth rates and inflation, for the final two years of the forecast period.

Precedent transactions involving comparable companies and market statistics for comparable companies are used to select appropriate terminal multiples. In addition, the expected risk-free and other rates of return, general economic conditions, historical and forecasted operating results, and valuations prepared by third parties are considered. The discount rates used are based on the weighted average costs of capital using the capital pricing model and adjusting for the size of the local reporting unit, local tax rates and risk profile.

Had different assumptions or valuation techniques been used in performing the impairment testing at August 31, 2003, the carrying value of intangibles and goodwill may have been different. The Company considers the assumptions and techniques used to be reasonable.

Revenue Recognition and Allowance for Doubtful Accounts

Approximately 75% of the Company’s revenue is derived from the sale of advertising. Advertising revenue, net of agency commissions, is recognized at the time a television or radio commercial is broadcast, or at the time the publication is delivered.

Circulation revenue is recognized when the publication is delivered. Circulation revenue includes sales to retail distributors that are subject to returns. The retail sales are recorded upon delivery, net of estimated returns. The estimates are based on historical return rates and are revised as necessary based on actual returns realized. Subscription revenue is recorded straight line over the term of the subscription.

The allowance for doubtful accounts represents an estimate of amounts that may not be collectible. At August 31, 2003, the allowance was $15 million and bad debts expense for that year was $6 million. The allowance is estimated based on historical collection experience, continual review of aging categories and the specific identification of customers at risk.

Income taxes

Income taxes were $39 million for the year ended August 31, 2003. Future tax assets were $94 million, while future tax liabilities were $482 million at August 31, 2003 (see note 12 to the consolidated financial statements).

Management uses judgment and estimates in determining the appropriate rates and amounts to record future taxes, giving consideration to timing and probability. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax law or reviews by tax authorities.

Accounting for Pension and other Benefit Plans

The cost of defined benefit pension and other retirement benefits earned by employees is calculated based on management’s estimates of expected plan investment performance, salary escalation, retirement ages of employees and expected healthcare costs. The defined benefit pension and other retirement benefit expense recorded by the Company for the year ended August 31, 2003 was $20.7 million. Use of different assumptions would result in different results.

Broadcast rights

At August 31, 2003, the Company had $111 million in broadcast rights. Broadcast rights represent the right to air various forms of programming. Broadcast rights and the corresponding liability are recorded when the licence period begins and the programs are available for air. Foreign programming is primarily acquired on a “pay for play” basis, and is immediately aired, while some foreign and most domestic programming may be carried in inventory and amortized over a series of plays. Management must use estimates and judgment in determining the useful lives and carrying values of broadcast rights. Estimates of useful life relates to the expected number of plays over which the cost of acquiring the rights are amortized; while estimates of value primarily relate to the time slots in which the programs will be aired. Inventories are reviewed regularly to ensure recoverability of the book value of broadcast rights.

Operating Results

Fiscal 2003 Compared to Fiscal 2002

EBITDA represents net earnings from continuing operations before realized currency translation adjustments, interest in earnings of Network TEN and other equity accounted affiliates, minority interests, provision for (recovery of) income taxes, investment and other income, financing expenses, and amortization. EBITDA is not a recognized measure of financial performance under Canadian GAAP. Management utilizes EBITDA as a measure of segment profitability in making strategic resource allocations. In addition, the Company and its lenders and investors use EBITDA to measure performance against the Company’s various leverage covenants. Investors are cautioned, however, that EBITDA should not be construed as an alternative to operating income (earnings before interest and taxes) or net earnings determined in accordance with GAAP as an indicator of the Company’s performance. The Company’s method of calculating EBITDA may differ from other companies and, accordingly, EBITDA may not be comparable to measures used by other companies. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is not a recognized measure of financial performance under Canadian GAAP.

The following is a table of segmented results for the years ended August 31, 2003 and August 31, 2002 including a reconciliation of operating income before amortization (EBITDA) to operating income:

			Segment operating
	Revenue		profit (EBITDA)		Amortization		Operating income

	2003	2002	2003	2002	2003	2002	2003	2002
	$000	$000	$000	$000	$000	$000	$000	$000
Operating Segments
Television
Canada	730,407	691,888	216,346	190,752	25,363	25,924	190,983	64,828
Australia-Network TEN (1)	336,362	281,427	106,975	81,782	6,573	5,808	100,402	75,974
New Zealand	95,752	69,079	10,095	(1,938)	3,408	2,541	6,687	(4,479)
Ireland	32,490	28,317	9,729	7,654	2,249	1,869	7,480	5,785

	1,195,011	1,070,711	343,145	278,250	37,593	36,142	305,552	242,108
Publishing and Online — Canada	1,164,012	1,270,335	258,496	285,027	56,349	62,488	202,147	222,539
Radio — New Zealand	73,400	60,724	20,751	16,361	2,336	2,086	18,415	14,275
Outdoor-Australia (1)	36,656	38,074	2,560	874	2,782	2,891	(222)	(2,017)

	2,469,079	2,439,844	624,952	580,512	99,060	103,607	525,892	476,905
Corporate expenses	—	—	(23,213)	(26,807)	4,982	2,692	(28,195)	(29,499)

	2,469,079	2,439,844	601,739	553,705	104,042	106,299	497,697	447,406
Restructuring and television program impairment expense (2)	—	—	(23,305)	—	—	—	(23,305)	—

Total Combined	2,469,079	2,439,844	578,434	553,705	104,042	106,299	474,392	447,406
Elimination of equity accounted affiliates (1)	(373,018)	(319,500)	(99,219)	(82,655)	(9,355)	(8,699)	(89,864)	(73,956)

Total Consolidated	2,096,061	2,120,344	479,215	471,050	94,687	97,600	384,528	373,450

(1)	Represents the Company’s proportionate interest in Network TEN and its wholly owned subsidiaries.

(2)	Includes Network TEN television program impairment charges of $10,316 and Canadian media restructuring charges of $12,989.

The following discussion is based on the Company’s consolidated results for the year ended August 31, 2003. Comparisons with the prior year’s results are affected by corporate initiatives, including the divestiture of certain newspaper publishing properties, accordingly, the Company provides certain pro forma comparatives. Pro forma revenue, EBITDA and operating income for fiscal 2002 exclude the results of newspaper publishing interests in Saskatchewan and Atlantic Canada sold to GTC in August 2002 and exclude the results of the newspaper properties sold to Osprey Media in February 2003 for the period from February 16, 2002 to August 31, 2002.

			Operating
	Revenue	EBITDA	income
For the year ended August 31, 2002	$000	$000	$000

As reported	2,120,344	471,050	373,450
Newspaper publishing properties sold	(141,807)	(42,721)	(39,167)

Pro forma	1,978,537	428,329	334,283

The Company reported consolidated revenues of $2,096 million for the year ended August 31, 2003, a decrease of $24 million from the actual revenues reported for the previous year and an increase of $118 million from pro forma revenues of $1,979 million. Revenues for 2003 reflect solid increases in Canadian television and Publishing revenues, as well as New Zealand broadcasting operations.

Consolidated operating expenses (including selling, general, and administrative expenses) before amortization decreased $32 million to $1,617 million. On a pro forma basis, operating expenses increased $67 million, or 4% from $1,550 million in the previous year, reflecting expense increases in Publishing and Online operations, as well as restructuring expenses.

Consolidated EBITDA increased by 2% to $479 million from $471 million last year. Compared to last year on a pro forma basis, EBITDA increased by 12% from $428 million last year. Substantial increases at broadcast operations in Canada, New Zealand, and Ireland as well as in publishing and online operations were partially offset by restructuring expenses.

Revenues from Canadian Television Broadcast operations were up by 6% to $730 million from $692 million recorded in the previous year. Revenues at conventional television operations and at Global Prime, the Company’s top-rated analog specialty channel, increased by 5% in fiscal 2003 compared to fiscal 2002.

The Company’s six digital specialty channels saw revenues double to $9 million in fiscal 2003, their second full year of operation. The Company’s portfolio of digital channels continue to perform well relative to their peers, steadily gaining subscribers. Subsequent to year-end the Company launched a seventh channel, CoolTV.

Global Television’s news operations continue to increase viewer support across Canada and new programming was launched in fiscal 2003. Canadian audiences continue to support Global National with Kevin Newman, audience share increased by 17% in the 2003 summer period compared to the same period last year, the largest such increase by a national news program. Global Sunday continues to be one of the highest ranked Canadian current affairs programs.

Operating expenses (including selling, general and administrative expenses) at Canadian Television Broadcast operations increased by 3% to $514 million in fiscal 2003, compared to $501 million in fiscal 2002. Operating expenses were well controlled. The increase reflects nominal inflationary increases and costs related to the start up of Cool FM. Programming expenses were consistent with the previous year.

As a result of revenue increases and expense control Canadian television broadcast EBITDA increased 13% to $216 million in fiscal 2003 and operating income increased 16% to $191 million in fiscal 2003 as compared to fiscal 2002.

Publishing and Online revenues for fiscal 2003, including the National Post, were $1,164 million, an increase of 3% from the pro forma revenues of $1,129 million for the previous year, on a same paper basis. Newspaper advertising was bolstered by robust activity in the automotive and technology sectors through the second half of the fiscal year. Advertising and circulation comprise 79% and 18%, respectively, of the Company’s newspaper revenues for fiscal 2003, consistent with the prior year.

Compared to last year, on a pro forma basis, operating expenses (including selling, general and administrative expenses) of the Company’s publishing and online operations increased by 2% to $906 million from $886 million on a pro forma basis. This reflects normal cost escalations, particularly payroll and moderate increases in the price of newsprint.

The Company’s online operations achieved a significant improvement in fiscal 2003 and for the first time recorded positive EBITDA of just under $1 million, compared to EBITDA losses of $4.5 million the previous year. The Online properties are now more closely aligned with other media properties and are contributing to overall profitability.

In February, 2003, the Company completed the sale of a number of smaller market daily, weekly and shopper publications and related assets in Southern Ontario to Osprey Media for $193.5 million resulting in an investment gain of $21.3 million. The sale, which followed a similar divestiture of community papers in 2002, was the continuation of a strategy by the Company to divest assets not central to its multi-platform sales, content and promotion strategy.

The Company’s 45% share of revenues at TV3 in the Republic of Ireland increased 15% to $32 million in fiscal 2003 from $28 million the previous year. The Company’s share of TV3’s EBITDA was $10 million, up from $8 million and operating income increased to $7 million from $6 million the previous year.

Revenues from television broadcast operations for New Zealand’s 3 and C4 television networks increased by 39% to $96 million for fiscal 2003 from $69 million the previous year. In local currency, revenues increased by 21% to NZ$121 million in fiscal 2003 from NZ$100 million in fiscal 2002. EBITDA also improved, from an EBITDA loss of $2 million in fiscal 2002 to $10 million for fiscal 2003. Operating income increased to $7 million in fiscal 2003 from a loss of $4 million the previous year. Results from New Zealand have been translated at an average exchange rate of $0.7957, an increase of 15% over the prior year’s rate of exchange. A combination of factors contributed to the improved results, including higher ratings, improved advertising market conditions, and higher prices for advertising. A stronger New Zealand dollar also helped to reduce the cost of imported programming. The C4 Television Network, previously operated as TV4, is the country’s first music oriented channel.

CanWest NZ Radio continued its steady performance, increasing revenues, EBITDA and operating income. Revenue grew by 21% to $73 million in fiscal 2003 from $61 million the previous year. EBITDA grew by 27% to $21 million in fiscal 2003 from $16 million in the previous year and operating income increased by 29% to $18 million in fiscal 2003 from $14 million the previous year.

Corporate operating expenses decreased by 13% to $23 million in fiscal 2003 from $27 million in fiscal 2002.

The Company recorded a restructuring charge of $13 million related to employee severance expenses associated with the restructuring of its Canadian Media operations in fiscal 2003. The restructuring charge affected the following operating segments: Canadian Broadcasting — $3 million, Publishing and Online — $9 million and Corporate and Other — $1 million.

Amortization of intangibles was $18 million in both 2003 and 2002. Amortization of property and equipment decreased to $70 million in fiscal 2003 from $73 million in the previous year, reflecting the sale of community newspapers.

Financing costs were $248 million for fiscal 2003, compared to $255 million in the previous year, reflecting the reduced level of debt as well as lower interest rates achieved through refinancing of debt.

In fiscal 2003, the Company had investment gains of $9 million, primarily as a result of the gain on the sale of community newspapers of $21 million offset by the loss on the sale of SBS shares of $11 million. The Company recorded a $23 million loss equivalent to the fair value of interest rate swaps related to debt that was repaid during fiscal 2003. Dividend income of $3 million from UTV is consistent with fiscal 2002.

The provision for income taxes was $39 million in fiscal 2003, compared to $48 million in fiscal 2002.

The Company’s interest in earnings of Network TEN was $101 million in fiscal 2003 compared to a loss of $12 million in fiscal 2002. The Company’s share of EBITDA increased to $110 million for fiscal 2003 compared to $83 million in fiscal 2002. Earnings were affected by a number of one-time charges in both years. The Company’s share of one-time charges in fiscal 2003 included a charge of $10 million related to program inventory write-down, and a recovery of future taxes of $39 million as a result of new tax consolidation legislation in Australia. In fiscal 2002, one-time charges included an investment write down of $8 million, a charge for Eye Corp. goodwill impairment of $30 million and a charge related to the resolution of a taxation issue of $17 million. Results from TEN have been translated at an average rate of $0.8893, up 7% from the average rate of exchange in 2002. See detailed discussion of Network TEN herein.

Net earnings for fiscal 2003 were $188 million, compared to $98 million in fiscal 2002.

Fiscal 2002 Compared to Fiscal 2001

The following is a table of segmented results for the years ended August 31, 2002 and August 31, 2001 including a reconciliation of operating income before amortization (EBITDA) to operating income:

			Segment operating
	Revenue		profit (EBITDA)		Amortization		Operating income

	2002	2001	2002	2001	2002	2001	2002	2001
	$000	$000	$000	$000	$000	$000	$000	$000
Operating Segments
Television
Canada	691,888	701,027	190,752	229,494	25,924	57,840	164,828	171,654
Australia — Network TEN(1)	281,427	233,117	81,782	69,212	5,808	7,785	75,974	61,427
New Zealand	69,079	58,436	(1,938)	(8,939)	2,541	4,977	(4,479)	(13,916)
Ireland	28,317	31,056	7,654	2,748	1,869	3,107	5,785	(359)

	1,070,711	1,023,636	278,250	292,515	36,142	73,709	242,108	218,806
Publishing and Online — Canada	1,270,335	919,923	285,027	207,804	62,488	83,153	222,539	124,651
Radio — New Zealand	60,724	56,864	16,361	14,301	2,086	4,753	14,275	9,548
Outdoor — Australia (1)	38,074	22,861	874	1,610	2,891	3,790	(2,017)	(2,180)

	2,439,844	2,023,284	580,512	516,230	103,607	165,405	476,905	350,825
Corporate expenses	—	—	(26,807)	(13,056)	2,692	257	(29,499)	(13,313)

Total Combined	2,439,844		553,705	503,174	106,299	165,662	447,406	337,512
Elimination of equity accounted affiliates (1)	(319,500)	2,023,284	(82,655)	(69,104)	(8,699)	(11,575)	(73,956)	(57,529)

Total Consolidated	2,120,344	1,767,306	471,050	434,070	97,600	154,087	373,450	279,983

(1)	Represents the Company’s proportionate interest in Network TEN and its wholly owned subsidiaries.

The Company’s results were significantly impacted by acquisitions and divestitures in fiscal 2002 and fiscal 2001 including the following transactions:

•	the acquisition of publishing and online operations in November 2000;

•	the acquisition of the remaining shares of RadioWorks effective January 2001;

•	the reorganization of our interest in TV3 Ireland in March 2001;

•	the sale of CKVU in October 2001; and

•	the gain of effective control of the National Post in September, 2001, when we began consolidating its financial results.

The Company reported consolidated revenues of $2,120 million in fiscal 2002, an increase of $353 million from the actual consolidated revenues reported for the previous year. The increase in revenue was primarily attributable to the inclusion of twelve months of Publishing and Online results in fiscal 2002 compared to only nine and a half months in fiscal 2001, offset in part by a decrease in revenue as a result of the sale of CKVU and the restructuring of our interest in TV3 Ireland. On a same asset basis revenues decreased by $8 million in fiscal 2002 reflecting increases in Canadian television revenues offset by decreased revenues in Publishing and Online.

Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $316 million to $1,649 million in fiscal 2002 as a result of the inclusion of a full year of the Publishing and Online results.

Operating income increased $93 million to $373 million in fiscal 2002 from $280 million in the previous year. $75 million of this increase resulted from the accounting policy change that discontinued the amortization of goodwill and indefinite life intangibles, the remainder is primarily the result of the inclusion of a full year of Publishing and Online results in 2002 compared to only nine and a half months in 2001.

Actual revenues from Canadian Television Broadcast operations were down slightly to $692 million in fiscal 2002 from $701 million recorded in the previous year. This was due entirely to the sale of CKVU (Vancouver) effective August 31, 2001. On a same station basis, Canadian Television revenues increased by 9% compared to $633 million in fiscal 2001. Operating expenses increased by 5% to $493 million in fiscal 2002, compared to $472 million in fiscal 2001. On a same station basis, which excluded operating expenses associated with CKVU in the previous year, operating expenses increased by 16% in fiscal 2002 compared to fiscal 2001. The year-over-year increase reflected higher programming costs arising from the affiliation of BCTV in Vancouver with the Global Television Network, as well as substantial additional investment in programs designed to enhance future ratings performance.

In addition, as part of the CRTC approval, the Company made substantial investments in local programming at the CH stations in Victoria and Hamilton, which included enhanced news programming and daytime programming. Operating expense increases in fiscal 2002 were offset by the discontinuation of amortization of indefinite life intangibles resulting in a decrease in amortization expense of $34 million. Operating income for Canadian Television Broadcast operations increased to $165 million in fiscal 2002 compared to $172 million in the prior year.

Revenues at Global Prime, the Company’s top-rated specialty cable channel, increased by 27% to $25 million in fiscal 2002, from $19 million in fiscal 2001. The increase was attributable to a 44.9% increase in advertising sales revenue over the previous year, and an increase in the subscriber base of 6.6% over the previous year.

The Company launched six specialty digital channels in September 2001. Five of the new channels ranked in the top ten of the 47 new digital channels that went on air at that time. At the close of fiscal 2002, the Company’s portfolio of Canadian digital channels had an aggregate of approximately 2,000,000 subscribers. Revenue from the specialty digital channels for the eight months following the end of the free preview period was $4 million, with expenses of $8 million, resulting in an operating loss of $4 million.

Publishing and Online revenues for fiscal 2002, including the National Post, were $1,270 million, an increase of $350 million from revenues of $920 million for the previous year. A 6% decline in revenue was offset by an increase attributable to the inclusion of an additional two and a half months of operations for the publishing properties as well as the inclusion of National Post operations effective September 1, 2001. Newspaper revenues were negatively affected by the impact of the September 11th tragedy on advertising expenditures and the lingering effects of a slowdown in overall advertising markets that began in April 2001. However, the decrease in advertising linage slowed and reversed through fiscal 2002. During the last four months of fiscal 2002, revenues were ahead of the corresponding months of the previous year. Consistent with the prior year, approximately 78% of newspaper revenues are derived from advertising, while circulation represents about 17% of the total newspaper revenues in fiscal 2002.

Compared to fiscal 2002, operating expenses (including selling, general and administrative expenses) of the Company’s newspaper operations increased by $270 million in fiscal 2002 to $982 million as a result of the inclusion of a full year of operations for the publishing properties and the National Post, offset by expense reductions of $135 million. The reductions were the result of restructuring at the National Post and reduced manning at other newspapers, and an overall drop of 14% in average newsprint costs during the year. Operating costs include the start-up costs associated with the launch of the Reach Canada customer contact centre in Winnipeg which receives customer service calls for all major newspapers in the group. Operating income for the publishing group increased by $101 million or 81%, to $226 million in fiscal 2002 from $125 million in the prior year. This increase is the result of the inclusion of a full year of operations of the newspaper group as compared to nine and a half months the prior year, as well as the discontinuation of amortization of goodwill and indefinite life intangibles.

In August 2002, the Company sold a number of newspapers and related assets to GTC for aggregate cash proceeds of $257 million. These newspapers, which included eleven smaller market daily papers and certain community papers in Atlantic Canada and Saskatchewan, were not central to the Company’s multi-platform sales, content and promotion strategy. The newspapers and related assets included in the transaction generated approximately $94 million in revenue and $27 million in operating income in fiscal 2002.

The Company’s 45% share of revenues at TV3 in the Republic of Ireland increased 39% to $28 million in fiscal 2002 from $20 million the previous year. The Company’s share of TV3’s operating income was $6 million in fiscal 2002 compared to a small operating loss in the previous year. Ratings were up 13% in prime time viewing hours, with an 18% growth in all-day ratings at TV3 in fiscal 2002. Improved ratings for locally produced programming, as well as the inclusion of top-rated entertainment programming from Granada Media, contributed substantially to the continued growth at TV3.

Revenues from New Zealand Television operations in fiscal 2002 increased by 18% to $69 million from $58 million the previous year. In local currency revenues increased by 9% to NZ$100 million from NZ$92 million in 2001. Operating income also improved, from a loss of $14 million in fiscal 2001 to a loss of $4 million in fiscal 2002. Results from New Zealand were translated at an average exchange rate of $0.6910 in fiscal 2002, an increase of 8% over the prior year’s rate of exchange. A combination of factors contributed to the improved results, including higher ratings, improved advertising market conditions, and higher prices for advertising. A stronger New Zealand dollar also helped to reduce the cost of imported programming.

3 Television Network gained two points in ad market share to 25% in fiscal 2002 compared to a 23% ad market share in the previous fiscal year. In the last quarter of the year, 3 achieved the highest share in Auckland, New Zealand’s largest city, with an audience market share of 32%.

CanWest NZ Radio continued to make steady progress in fiscal 2002, increasing both its revenues and operating profit. Operating profit grew by 50% to $14 million in fiscal 2002 from $10 million in the previous year on revenues of $61 million. It recorded operating expenses of $44 million in fiscal 2002, a 4% reduction in costs from the previous year.

Financing costs were $255 million for fiscal 2002, compared to $269 million in the previous year. The decrease reflects reduced interest rates and debt repayments in fiscal 2002 partially offset by a full twelve months of financing costs related to the acquisition of CanWest Publications properties which occurred late in the first quarter of fiscal 2001, resulting in only nine and one-half months of the carrying cost associated with the acquisition in fiscal 2001.

Amortization of intangibles and goodwill was reduced to $18 million in fiscal 2002, compared to $89 million in the previous year as a result of the adoption of the new accounting policy under which goodwill and indefinite life intangibles are no longer amortized. Amortization of property and equipment increased to $73 million in fiscal 2002 from $60 million the previous year as a result of the acquisition of the publishing properties.

In fiscal 2002, the Company had investment gains, net of losses on the write down of investments, of $34 million. This was comprised of a gain on the sale of CKVU of $68 million, a gain on the sale of Atlantic Canada and Saskatchewan community newspapers of $49 million offset by write downs of $86 million as a result of non-temporary declines in fair value of other investments. In the previous year, the net investment gain was $29 million.

The provision for income taxes was $48 million in fiscal 2002, compared to a tax recovery of $27 million in fiscal 2001. The effective tax rate of 31% in fiscal 2002 was significantly lower than the Company’s statutory rate of 39%, primarily as a result of the non-taxable portion of gains. The previous year’s recovery included a future income tax recovery of $71 million due to reductions in federal and provincial income tax rates enacted during fiscal 2001.

In fiscal 2002, the Company recorded a recovery from minority interest of $4 million, compared to a charge of $3 million in the prior year. In fiscal 2002, the credit is related to the minority interest in the National Post from September 1, 2001 to March 2002. In the prior year the charge related to the minority interest in RadioWorks to January 2001.

The Company’s interest in the loss of Network TEN fiscal 2002 was $12 million, compared to income of $53 million the previous year. The Company’s share of earnings before TEN’s investment losses and write downs was $44 million in fiscal 2002, compared to $37 million in fiscal 2001, a $7 million, or 19% increase. In fiscal 2002, the Company’s share of TEN’s non-recurring charges included a one-time income tax settlement of $17 million, a goodwill impairment loss related to Eye Corp. of $30 million, and a $9 million write down of investments to fair value. In fiscal 2001, the Company’s share of non-recurring charges included gains on the sale of investments of $29 million offset by a loss on the write down of the SCAPE investment of $13 million. Results from TEN have been translated at an average rate of $0.8311 in fiscal 2002, up 4% from the average rate of exchange in fiscal 2001. See detailed discussion of Network TEN herein.

The Company’s interest in losses of equity accounted affiliates was $2 million for fiscal 2002, compared to $14 million in fiscal 2001. The fiscal 2001 loss is primarily comprised of the Company’s share of the National Post losses. In 2002, the National Post was consolidated.

The Company incurred a $1 million loss from currency translation, realized on distributions declared by Network TEN in fiscal 2002, compared to a $7 million loss in fiscal 2001.

Net earnings for fiscal 2002 were $98 million, compared to $98 million in fiscal 2001. Adjusted earnings for fiscal 2001, excluding the amortization of goodwill and indefinite life intangibles, were $167 million.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for fiscal 2003 was $275 million compared to $187 million in the previous year. Decreases in cash flow from operations related to reduced distributions from Network TEN of $33.4 million, down from $61.0 million in fiscal 2002 was more than offset by the impact of relatively stable working capital balances. Changes in non-cash operating accounts contributed cash of $38.7 million in 2003 compared to a use of cash of $73.5 million in fiscal 2002.

In fiscal 2004 the Company expects to receive approximately $99 million in distributions from Network TEN. In addition working capital balances are expected to remain relatively constant for fiscal 2004.

Cash was $115 million at August 31, 2003, compared to $50 million as of August 31, 2002. Subsequent to August 31, 2003, $90 million was applied to reduce outstanding debt.

Capital expenditures were $38 million for fiscal 2003, compared to $52 million for the previous fiscal year. Capital spending in fiscal 2003 was primarily related to replacement of capital assets. The Company expects that capital expenditures for fiscal 2004 will include approximately $53 million in replacement of and $19 million in investment in capital assets.

Proceeds from the sale of community newspapers were $193.5 million in fiscal 2003 compared to proceeds from divestitures and the sale of investments of $477 million in fiscal 2002, which included CFCF and CKVU and certain newspapers.

Long-term debt, including the current portion, decreased $83 million during fiscal 2003 to $2,447 million. During fiscal 2003, the Company repaid $378 million of its senior secured debt. The Company issued $295 million in senior unsecured notes, which bear interest at 7 5/8% and mature in May 2013, the proceeds of which were used to retire a portion of the 12.155% junior subordinated notes.

The total credit available under the Company’s senior secured credit facility is $1,769 million, of which the Company had drawn approximately $1,417 million as of August 31, 2003. The facility includes revolving and non-revolving tranches with terms ranging from three to six and a half years. The senior secured credit facility is collateralized by substantially all assets of the Company. Scheduled repayments of the Company’s senior secured credit facility amount to $38 million in fiscal 2004. The provisions of the senior secured credit facility require that, for fiscal years in which the credit rating for the Senior Secured Credit facility is below a prescribed level, the Company make a prepayment of its senior secured credit facility equal to 50% of its free cash flow, as defined under the facility, for such financial year. The Company was required to make a prepayment of $41.5 million in January 2004 in respect of fiscal 2003.

Total leverage under the Company’s senior secured credit facility was 4.91 times cash flow for debt covenant purposes for the year ended August 31, 2003 (2002 - 5.25 times), compared to a covenant of 5.75 times.

The Company has outstanding $709 million in senior subordinated notes, guaranteed by certain subsidiaries, maturing in 2011 and $295 million in senior unsecured notes maturing in 2013.

The Company has entered into currency and interest rate swaps with certain lenders under its indebtedness. The average cost of debt, including its junior subordinated notes, after taking into account other financial instruments in place, was 9.5%. As a result of debt repayment, the Company’s notional value of swaps exceeded its debt, resulting in the realization of a loss of $23 million, equivalent to the fair value of the overhanging swap, in fiscal 2003. Unrealized losses associated with the Company’s interest rate and cross currency interest rate swaps amounted to $332 million. Unrealized gains related to foreign exchange on US denominated debt amounted to $194 million as at August 31, 2003.

Under its senior credit facility the Company is required to maintain a fair value of its currency and interest rate swaps above a prescribed minimum. In fiscal 2004 the Company was required to make payments of a net amount of $18 million to recoupon the swaps in order to maintain the fair value of its interest rate and cross currency swaps within the limits prescribed. Further strengthening of the Canadian currency and or declining interest rates may result in further prepayment requirements.

At August 31, 2003 the outstanding principal balance of the junior subordinated notes payable to the Company’s parent was $752 million. These notes bear interest at 12.155% and mature in 2020.

The Company’s primary market risk exposures are interest rate and currency exchange rate risk. The Company is exposed to interest rate risk and currency exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. The Company uses interest rate swaps to manage the proportion of total debt that is subject to variable interest rates. Cross-currency swaps are used to hedge the currency exposure on debt originally issued in U.S. dollars. The Company does not enter into any derivatives for trading purposes.

The Company has limited the currency exposure on its US dollar denominated debt to US$42 million, and has fixed the interest rate for its senior debt by entering into a combination of cross-currency swaps and interest rate swaps. The Company’s US$425 million senior subordinated notes and US$200 million senior unsecured notes have been swapped to floating interest rates.

In addition to foreign exchange rate risk on foreign currency denominated debt, the Company is also exposed to some currency risk as a result of having investments and carrying on business in currencies other than the Canadian dollar. All of the Company’s foreign operations are self-sustaining, and therefore foreign exchange gains and losses are deferred as a separate component of shareholders’ equity. The Company translates the earnings of equity accounted subsidiaries and affiliates at the average rate of translation of the relevant period. The Company recognizes deferred translation gains and losses as appropriate upon dispositions and/or distributions from such operations. The Company’s primary currency exposure is to variations in the Australian and New Zealand dollars relative to the Canadian dollar as a result of its investments in Network TEN and its New Zealand television and radio operations. Currently, the Company does not use derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates other than to hedge exposure on its debt issued in U.S. dollars as discussed above.

In the Company’s opinion, working capital is sufficient for the Company’s current requirements. Based on current operations, the Company believes that cash flow from operations, together with available borrowing capacity under the senior credit facility, will be adequate to meet its anticipated requirements for working capital, capital expenditures, interest and principal payments.

Although the Company has no current undertakings or agreements with respect to material acquisitions or investments, from time to time potential acquisitions and investments are evaluated and, to the extent permitted by the terms of senior debt instruments, the Company may make such acquisitions or investments should attractive opportunities arise. The Company expects that the funding for any such acquisitions or investments would come from working capital, borrowing under the senior secured credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these options.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company’s obligations under firm contractual arrangements, including commitments for future payments under long term debt arrangements, operating lease arrangements, purchase commitments and other long term liabilities as at August 31, 2003 are summarized below.

	Payments due by period

		Less than
	Total	1 year	1 - 3 years	3 - 5 years	Thereafter
	$000	$000	$000	$000	$000
Long term debt	2,447,224	63,078	104,185	171,639	2,108,322
Operating leases	175,919	30,045	53,414	39,410	53,050
Purchase obligations(1)	415,100	283,100	57,000	27,000	48,000
Other long term liabilities	150,190	—	55,400	42,000	52,790

Total	3,188,433	370,323	257,999	268,049	2,262,162

(1)	Purchase obligations represent an estimate of the Company’s contractual commitments to purchase broadcast rights and to make investments in television programs as well as its management services agreement with The Ravelston Corporation Limited.

NETWORK TEN

The Company has a 57.1% economic interest in Network TEN, one of Australia’s three private sector owned national television broadcast networks. While Network TEN’s results are not consolidated into the Company’s financial statements, the Company receives interest payments under Network TEN’s outstanding subordinated debentures, all of which are owned by the Company and dividend payments in respect of the Network TEN shares owned by the Company.

Set forth below is a discussion of Network TEN’s results of operations without giving effect to the Company’s proportionate interest in Network TEN.

Fiscal 2003 Compared to Fiscal 2002

Network TEN television operations in Australia reported a second consecutive record year in terms of revenues and operating profit after significant ratings gains for its prime time schedule in its target demographic of 16-39 year olds and significant ratings gains related to TEN’s successful acquisition of key sports properties. Total revenues increased by 13% to A$661 million for the year ended August 31, 2003, from A$587 million the previous year.

Operating expenses of the Australian television operation increased by A$34 million, or 8%, to A$450 million for the year ended August 31, 2003, from A$416 million in the same period in the previous year. The increase reflected the investment in a winning program strategy that included sports programming with wide audience appeal, such as the Australian Football League games, including the AFL Grand Final.

EBITDA at the broadcasting operations increased by A$39 million, or 23%, to A$211 million for the year ended August 31, 2003, from A$172 million for the same period in the previous year. Revenues from Eye Corp., TEN’s out-of-home operation, decreased by A$8 million, or 10%, to A$72 million for the year ended August 31, 2003, from A$80 million the previous year.

Operating expenses at Eye Corp. decreased by 14% to A$67 million for the year ended August 31, 2003, from A$78 million the previous year. EBITDA of Eye Corp. increased to A$5 million for the year ended August 31, 2003 from A$2 million the previous year.

In fiscal 2003, Network TEN recorded an A$20 million write down of program inventory to fair value.

Financing expenses, excluding interest in respect of subordinated debentures, was A$27 million in fiscal 2003 and fiscal 2002.

Network TEN recorded an income tax recovery of A$44 million in fiscal 2003, compared to an income tax provision of A$71 million in fiscal 2002. The current year’s recovery resulted in the introduction of a new tax consolidation regime in Australia and the consequent impact on future income taxes.

Network TEN’s earnings, excluding interest in respect of subordinated debentures, increased to A$212 million for the year ended August 31, 2003, from a loss of A$23 million in the previous year. Interest in respect of subordinated debentures was A$88 million in fiscal 2003 compared to A$7 million in fiscal 2002. Network TEN’s net earnings in fiscal 2003 were $124 million compared to a loss of $30 million in 2002.

Fiscal 2002 Compared to Fiscal 2001

In fiscal 2002 Network TEN television operations in Australia reported a record year in terms of revenues after significant ratings gains for its prime time schedule in both its target demographic of 16-39 year olds and other audience categories. Total revenues increased by 16% to A$587 million for the year ended August 31, 2002, from A$506 million the previous year. This included a record fourth quarter for the television operations of the Company.

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

EBITDA increased by A$22 million, or 15%, to A$172 million for the year ended August 31, 2002, from A$150 million for the same period in the previous year. Revenues from Eye Corp., TEN’s out-of-home operation, increased by A$30 million, or 59%, to A$80 million for the year ended August 31, 2002, from A$50 million the previous year, which included only eight months of Eye Corp. results.

Operating expenses at Eye Corp. increased by 67% to A$78 million, from A$47 million the previous year due to the inclusion of a full year of Eye Corp. results in fiscal 2002 compared to eight months in fiscal 2001.

EBITDA of Eye Corp. decreased to A$2 million for fiscal 2002 from A$4 million the previous year.

Shortly before the end of fiscal 2002, Network TEN acquired the remaining 40% of Eye Corp. for A$10 million.

In fiscal 2002, Network TEN recorded an investment loss of A$20 million related to the write down of other investments to fair value. In fiscal 2001, Network TEN had a net investment income of A$35 million.

In fiscal 2002, Network TEN recognized a goodwill impairment loss of A$168 million related to its investment in Eye Corp.; recorded A$102 million as a charge to retained earnings; and charged A$66 million against fiscal 2002 earnings. The decline in fair value was attributable to weaknesses in the out-of-home advertising market and to certain operational issues. Financing expenses, excluding interest in respect of subordinated debentures, increased to A$27 million for fiscal 2002 from A$18 million in the previous year, reflecting higher debt levels.

Income tax expense increased to A$71 million in fiscal 2002, compared to A$24 million in fiscal 2001 as a result of increased taxable income, as well as the A$36 million settlement of a dispute with the Australian Tax Office.

Network TEN’s earnings, excluding interest in respect of subordinated debentures, decreased to a loss of A$23 million for the year ended August 31, 2002, from earnings of A$123 million in the previous year. Interest in respect of subordinated debentures was A$7 million in fiscal 2002 compared to A$71 million in fiscal 2001. Network TEN recorded a net loss of $30 million in fiscal 2002 compared to net earnings in fiscal 2001 of $52 million.

Differences Between Canadian GAAP And U.S. GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. The significant differences relevant to the Company are discussed in detail in note 20 of Notes to the Consolidated Financial Statements for the years ended August 31, 2003 and August 31, 2002 and note 40 of the Network TEN consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information regarding the Company’s directors and senior management:

Name	Position with the Company
David A. Asper (3)	Executive Vice President, Chairman of the National Post, and Director
Gail S. Asper	Secretary and Director
Leonard J. Asper	President, Chief Executive Officer and Director
Dr. Lloyd I. Barber, C.C., LL.D. (1)(2)(3)	Director
Jalynn H. Bennett, C.M. (1)(2)(3)	Director
Robert G. Calvert	Senior Vice President, Operations
Richard C. Camilleri	Chief Operating Officer (Operations), Director
Ronald Daniels (1)	Director
David J. Drybrough, FCA (2)	Director
Paul V. Godfrey, C.M. (3)	Director
Doug Hoover	Senior Vice President, Programming and Promotions
Richard M. Leipsic	Vice-President and General Counsel
John E. Maguire	Chief Financial Officer
The Hon. Frank J. McKenna, P.C.(1)(2)	Director, Interim Chairman of the Board
Thomas C. Strike	Chief Operating Officer (Corporate), Director

(1)	Member of the Executive Compensation Committee of the Company’s Board of Directors.

(2)	Member of the Audit Committee of the Company’s Board of Directors.

(3)	Member of the Pensions Committee of the Company’s Board of Directors.

      David A. Asper has been one of CanWest Global Communications Corp.’s Directors since 1997 and one of the Company’s Directors since 2000. Since 1998, he has been President of Daremax Enterprises, a Winnipeg-based private investment company. He is also Managing Director of Creswin Properties Ltd., a private property management and development company; Past Chairman of Centre Venture Development Corp., Winnipeg’s downtown development authority; and Chairman of the Winnipeg Blue Bombers Football Club. From 1997 to 1999, Mr. Asper was one of CanWest Global Communications Corp.’s Executive Vice Presidents. Prior to 1997, he was Vice President, Programming of CanWest Global Communications Corp. Mr. Asper is the brother of Leonard J. Asper, the Company’s President and Chief Executive Officer and Gail S. Asper, the Company’s Secretary and Director.

      Gail S. Asper has been CanWest Global Communications Corp.’s Secretary and one of its Directors since 1990, and the Company’s Secretary and one of the Company’s Directors since 2000. From 1991 to 1998, she served as CanWest Global Communications Corp.’s General Counsel. Ms. Asper also acts as President of the CanWest Global Foundation, which leads CanWest Global Communications Corp.’s numerous charitable activities. Ms. Asper is currently a director of Great-West Lifeco Inc., Great-West Life Assurance Company, London Life Insurance Group Inc., The Canada Life Assurance Company and Canada Life Financial Corporation. Ms. Asper is the sister of Leonard J. Asper, the Company’s President and Chief Executive Officer and David A. Asper, the Company’s Executive Vice President, Chairman of the National Post and Director .

      Leonard J. Asper has been CanWest Global Communications Corp.’s President and Chief Executive Officer since September 1999 and the Company’s President and Chief Executive Officer since 2000. Mr. Asper has also been a member of CanWest Global Communications Corp.’s Board of Directors since 1997 and the Company’s Board of Directors since 2000. He joined CanWest Global Communications Corp. in 1991 as Associate Counsel for the Global Television Network. He served as CanWest Global Communications Corp.’s Executive Vice- President and Chief Operating Officer from October 1998 to August 1999. Prior to this, he was Director, Corporate Development. Mr. Asper is the brother of David A. Asper, the Company’s Executive Vice President, Chairman of the National Post and Director and Gail S. Asper, the Company’s Secretary and Director.

      Dr. Lloyd I. Barber has been one of CanWest Global Communications Corp.’s Directors since 1992 and one of the Company’s Directors since 2000. He was President Emeritus of the University of Regina from 1976 to 1990. Dr. Barber also serves as a director of Molson Inc. and Teck Cominco Ltd.

      Jalynn H. Bennett has been one of CanWest Global Communications Corp.’s Directors since 1998 and one of the Company’s Directors since 2000. She has been President of Jalynn H. Bennett & Associates Ltd., a Toronto-based consulting firm since 1989. Ms. Bennett also serves as a director of several Canadian companies, including Canadian Imperial Bank of Commerce, Sears Canada Inc., Bombardier Inc. and Ontario Power Generation Inc.

      Robert G. Calvert became Senior Vice President, Operations in January, 2003. Prior to this appointment he was Executive Vice President for the Company’s publishing properties. Mr. Calvert has over 35 years of experience in the publishing industry, including eight years with CanWest’s publishing operations.

      Richard C. Camilleri became a Director of the Company in January 2004. Mr. Camilleri was appointed Chief Operating Officer (Operations) of CanWest Global Communications Corp. and the Company in July 2002. Prior to his appointment to the Company, Mr. Camilleri was Chairman, President and CEO of Arius3D Inc, and prior to 2001, was President, Sony Music Entertainment.

      Ron Daniels became a Director of the Company in January 2004. Mr. Daniels is the Dean of the Faculty of Law, University of Toronto, since 1995. He is active in public policy reformation and has contributed to several public task forces. He was chair of the Ontario Task Force on Securities Regulation and is a member of Toronto Stock Exchange Commission on Corporate Governance. He also serves as a director on the board of several public companies, including Moore Wallace Incorporated, Rockwater Capital Corporation and Great Lakes Power Inc.

      David Drybrough has been one of the Company’s Directors since 2003. Mr. Drybrough has been Vice President, Finance for Gendis Inc since his retirement in 1997 from PricewaterhouseCoopers LLP, then known as Coopers & Lybrand. Mr. Drybrough serves as a director of Fort Chicago Energy Partners L.P.

      Paul Godfrey became a Director in January 2004. Mr. Godfrey is President and Chief Executive Officer of the Toronto Blue Jays Baseball Club, a position he has held since September 1, 2000. From November 1992 until June 2000, Mr. Godfrey was President and Chief Executive Officer of The Toronto Sun. He serves as a director of a number of major public Canadian companies including Astral Media Inc. and Riocan Real Estate Investment Trust and is actively involved in many charitable organizations. Mr. Godfrey has received many honours including the City of Toronto’s highest award, the Civic Award of Merit, and is a member of the Order of Canada.

      Doug Hoover, Senior Vice President, Programming and Promotions has provided leadership to the Company’s Canadian television programming operations since 1991. Mr. Hoover has over 20 years of experience in the Company’s television operations.

      Richard M. Leipsic has been CanWest Global Communications Corp.’s Vice President and General Counsel since he joined CanWest Global Communications Corp. in 1999. Mr. Leipsic has been the Company’s Vice President and General Counsel since 2000. From 1975 until he joined CanWest Global Communications Corp., Mr. Leipsic practiced commercial law at Pitblado Buchwald Asper, a Winnipeg-based law firm, where he was a senior partner. During his time at Pitblado Buchwald Asper, Mr. Leipsic acted as CanWest Global Communications Corp.’s outside legal counsel.

      John E. Maguire has been CanWest Global Communications Corp.’s Chief Financial Officer since January 1996 and prior to that was Vice President, Finance since September 1994. Mr. Maguire has been the Company’s Chief Financial Officer since 2000. Mr. Maguire is a Chartered Accountant. Prior to joining CanWest Global Communications Corp., Mr. Maguire worked with Coopers & Lybrand from 1980 to 1987.

      The Hon. Frank J. McKenna has been one of CanWest Global Communications Corp.’s Directors since 1999 and one of the Company’s Directors since 2000. Mr. McKenna has been a member of the law firm of McInnes Cooper as Counsel since 1998. From 1987 to 1997, he was the Premier of the Province of New Brunswick. Mr. McKenna also serves as a director of several public companies, including Bank of Montreal, Noranda Inc., Zenon Environmental Inc., General Motors Acceptance Corporation of Canada, Limited, Minacs Worldwide Inc., Shoppers Drug Mart Corporation, and Major Drilling Group International Inc.

      Thomas C. Strike became a Director of the Company in January, 2004. Mr. Strike was appointed Chief Operating Officer (Corporate) of CanWest Global Communications Corp. and the Company in July 2002. Prior to his latest appointment, Mr. Strike was CanWest Global Communications Corp.’s Chief Operating Officer since September 1999 and the Company’s Chief Operating Officer since 2000. Prior to that, Mr. Strike was Executive Vice President, and prior to January 1996, he was Executive Vice President and Chief Financial Officer. He is a Chartered Accountant. Prior to joining CanWest Global Communications Corp.’s, Mr. Strike worked with Coopers & Lybrand from 1978 to 1986.

      All of the Company’s directors and senior management, other than Mr. Daniels, Mr. Godfrey, Mr. Drybrough and Mr. Camilleri have served in their respective positions since the Company’s incorporation on September 28, 2000. Mr. Drybrough joined the Company’s Board of Directors in March 2003, Mr. Godfrey and Mr. Daniels joined the Company’s Board of Directors in January 2004, and Mr. Camilleri was appointed to his executive role in July 2002.

      Each Director serves a one-year term and holds office until the next annual general shareholder’s meeting or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of his or her death, removal or other cause. The Company has no arrangements with any of our directors providing for the payment of benefits upon termination of service as director.

B. Compensation

Compensation of Directors

Directors of the Company who are employees or otherwise retained by the Company are not entitled to receive any additional remuneration for serving as directors. All other directors are entitled to receive an annual director’s fee of $25,000 and a maximum of $1,500 for each meeting attended. In January 2004, the Board of Directors increased the annual director’s fee to $30,000. The Chairman of each committee of the Board of Directors is entitled to an additional $5,000 per annum for acting as such and directors are entitled to $3,000 per annum for each committee on which they serve. All directors are reimbursed for travel and other reasonable expenses incurred in attending board meetings. In fiscal 2003 aggregate directors’ fees of $365,417 were paid by the Company. I.H. Asper was Chairman of the Board of Directors effective February 1, 2003 until his death on October 7, 2003, and received compensation based upon an annual fee of $200,000.

Until fiscal 2004, the directors were also entitled to participate in the Executive Stock Option Plan. In each of January 2003 and November 2003, each non-executive director serving at that time received a grant of options to purchase 7,500 Subordinate Voting Shares of the Company’s parent, CanWest Global Communications Corp. These options were granted in respect of each of the 2002 and 2003 fiscal years. These options, which vest immediately on grant, have a 10-year term and may be exercised at an exercise price of $7.21 per share and $12.90 per share for the January and November grant dates respectively.

The Board of Directors has determined that directors will not receive grants of options in the future and have approved a Deferred Share Unit (DSU) Plan. The purpose of the plan is to promote a greater alignment of interests between the individual director and the shareholders of the Company. The Board has also introduced stock ownership guidelines which require non-executive directors to own stock either directly or in the form of DSU’s in the Company’s parent, CanWest Global Communications Corp., equivalent to four times the annual directors’ fee. Directors will have a period of 5 years to meet this guideline. Upon implementation of the DSU Plan, non-executive directors may elect to receive their remuneration in cash, DSUs or a combination thereof. Until the stock ownership threshold is reached, directors will be required to receive 50% of their annual retainer in DSUs.

Executive Compensation

The following table details the annual and long term compensation of individuals who were, on August 31, 2003 the Company’s Chief Executive Officer and certain other executive officers, which are referred to as named executive officers, for the 2003 fiscal year:

Annual Compensation				Long Term Compensation

				Securities
Name and Principal				Underlying
Position with the			Other Annual	Options	All Other
Company	Salary	Bonus (4)	Compensation(1)	Granted (2)	Compensation

Leonard J. Asper President and Chief Executive Officer	$650,000	$678,906	$—	60,000	—
Robert G. Calvert (3) Senior Vice President, Operations	$400,000	$350,000		12,500	—
Richard C. Camilleri Chief Operating Officer, (Operations)	$600,000	$360,000	$—	20,000	—
Doug G. Hoover Senior Vice President, Programming & Promotion	$411,600	$311,375	$3,170	6,250	—
Thomas C. Strike Chief Operating Officer (Corporate)	$500,000	$316,500	$17,714	40,000	—

(1)	The value of rights and benefits for each named executive officer is less than the lesser of $50,000 and 10% of the total annual base compensation and bonuses. Amounts shown reflect imputed interest benefit on loans pursuant to CanWest Global Communications Corp.’s Management Share Purchase Plan and other indebtedness.

(2)	Option exercise price per share was market price per share of the Subordinate Voting Shares as at the date the options were granted.

(3)	Mr. Calvert was appointed to his position January 27, 2003.

(4)	These executives are eligible to receive annual bonuses ranging from 50% to 150% of their base salary. Awards are determined based on achievement of financial and personal performance objectives. The performance measures on which awards are determined include: net earnings, diluted earnings per share, return on average equity and achievement of personal objectives. In addition, awards for overachievement of financial objectives of 10% to 15% of base salary are available.

Option Grants During the Most Recently Completed Financial Year

The Company has adopted an Executive Stock Option Plan as part of its Amended and Restated Combined Share Compensation Plan under which directors and eligible executives of the Company are entitled to receive options to acquire Subordinate Voting Shares or Non-Voting Shares of the Company’s parent, CanWest Global Communications Corp., depending upon each executive’s citizenship. The Executive Stock Option Plan is administered by the Board of Directors of the Company, which establishes the option price per share on the date on which any options are granted. In all cases, the option price per share has been the market value of the Subordinate Voting Shares as at the date the option was granted and in no case has the option term exceeded 10 years. Options granted up to December 31, 1995 are exercisable in equal annual installments over a 5-year period at any time in each year, unless the Board of Directors determines otherwise. Options granted from January 1, 1996 to January 1, 2000 vest in equal annual installments over five years in the twelfth month of each year of the option with the exceptions of options granted to Directors which vest immediately, and options granted to P.D. Viner in July 1997 and in July 1998 which vested in equal annual amounts over the period to July 2002. Options granted after January 1, 2000 and before November 2002 are exercisable over a six year period with one third of the options vesting after every two years. Options granted subsequent to November 2002 are exercisable over a five year period with 40% vesting after 2 years and 20% vesting each year thereafter. The aggregate number of Subordinate Voting Shares and Non-Voting Shares which have been reserved for issue under this plan, together with any Subordinate Voting Shares and Non-Voting Shares reserved for issue under any options for service or other employee stock purchase or option plans established from time to time may not exceed an aggregate of approximately 13.8 million shares and no individual optionee may hold options to purchase an aggregate number of Subordinate Voting Shares and Non-Voting Shares in excess of 5% of the issued and outstanding Subordinate Voting Shares and Non-Voting Shares at the date of the grant of the option.

Options granted to Executives since November 2002 are granted according to a formula which is, in part, based upon achievement of specified financial objectives. Directors of the Company received options in January 2003 in respect of the fiscal year ended August 31, 2002 and in November 2003 in respect of the fiscal year ended August 31, 2003. The Board of Directors has determined that directors will not receive grants of options in the future and have approved introduction of a Deferred Share Unit Plan (see “Compensation of Directors”).

Information as to options granted in respect of fiscal 2003 to named executive officers of the Company under the Executive Stock Option Plan is shown in the table below:

				Market Value of
		% of Total		Subordinate Voting
	Subordinate Voting	Options Granted		Shares Underlying
	Shares Under	to Employees	Exercise	Options on the Date
	Option	in respect of	Price	of Grant	Expiration
Name	#	fiscal 2003	$/Security	$/Security	Date

L.J. Asper	30,000		7.21	7.21	January 2013
	30,000 (1)		12.90	12.90	November 2013

	60,000	13.1%

R.G. Calvert	12,500	2.7%	7.21	7.21	January 2013
R.C. Camilleri	20,000	4.4%	7.21	7.21	January 2013
D.G. Hoover	6,250	1.4%	7.21	7.21	January 2013
T.C. Strike	20,000		7.21	7.21	January 2013
	20,000 (1)		12.90	12.90	November 2013

	40,000	8.7%

(1)	Performance based award in respect of fiscal year ended August 31, 2003.

Executive Pension Benefits

Retirement Compensation Arrangement

Certain senior executives of the Company are covered under a Retirement Compensation Arrangement (RCA). Under the RCA, the benefit accrual is equal to 2.25% of the executive’s Final Average Earnings multiplied by the number of years the executive has been continuously employed by the Company. Final Average Earnings are defined as the average of the executive’s salary plus incentive bonus in each of the best 3 consecutive years out of the last 10 years of the executive’s employment with the Company. Normal retirement is at age 62 and the pension is payable for only the lifetime of the executive. Participants can retire as early as age 50 with 5 years’ service. Pensions payable on early retirement will be reduced by 0.5% for each month that retirement occurs prior to age 62. For purposes of the RCA benefits payable to the named executive officers indicated below, the Final Average Earnings are capped at $500,000. Benefits accrued under the RCA are not reduced by any social security or Canada Pension Plan benefits. The Company has accrued $4.7 million related to this plan (for all participants) as at August 31,

2003. The table below shows the pension amounts which would be payable at normal retirement based on various levels of compensation and service.

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

The above table is applicable to L.J. Asper, R. C. Camilleri, D.G. Hoover and T.C. Strike. Credited service at January 1, 2004 will be as follows:

Mr. L.J. Asper, 12.83 years; Mr. T.C. Strike, 17.42 years Mr. R.C. Camilleri, 1.50 years; and Mr. D.G. Hoover, 21.00 years

Supplemental Executive Retirement Arrangement

Certain executives of the Company are covered under a Supplemental Executive Retirement Arrangement (SERA). Under this arrangement the pension accrual is equal to 1.25% of the Executive’s Final Average Earnings up to a prescribed amount plus 1.75% of the Executive’s Final Average Earnings in excess of the prescribed amount multiplied by the Executive’s Credited Service. Final Average Earnings are defined as the greatest of (i) the average of the Executive’s pensionable earnings during the final 60 months immediately prior to retirement, termination, or death; (ii) the average of the Executive’s highest 5 calendar years of pensionable earnings (excluding overtime) during the last ten calendar years of employment, plus the annual average of overtime earnings over the period of employment since 1975. Pensions payable on early retirement will be reduced by 0.3333% for each month that retirement occurs prior to age 62 with 10 years service. For purposes of this Plan, the total pension payable is limited to the Maximum Pension allowable under the Income Tax Act. For the year 2003, this limit is equal to $1,722.22 x years’ of credited service. Benefits under the SERA are integrated with the YMPE under the Canada Pension Plan, but are not further reduced by the CPP Pension. The Company has accrued $5.4 million related to this plan (to cover all participants). The table below shows the maximum pensions payable at various service levels.

	Years of Credited Service

Final Average
Remuneration	15	20	25	30	35

$125,000	25,833	34,444	43,056	51,667	60,278
150,000	25,833	34,444	43,056	51,667	60,278
175,000	25,833	34,444	43,056	51,667	60,278
200,000	25,833	34,444	43,056	51,667	60,278
225,000	25,833	34,444	43,056	51,667	60,278
250,000	25,833	34,444	43,056	51,667	60,278
300,000	25,833	34,444	43,056	51,667	60,278
400,000	25,833	34,444	43,056	51,667	60,278
500,000	25,833	34,444	43,056	51,667	60,278

The above table is applicable to Mr. Calvert. Credited service at January 1, 2004 will be 8 years.

Executive Employment Agreements

Leonard J. Asper

The Company proposes to enter into a management services agreement with CanWest Direction Ltd. (“Direction”) with respect to the services of Leonard J. Asper. In respect of services to be provided by Leonard J. Asper as President and Chief Executive Officer of the Company, the proposed agreement will provide for a base annual fee of $650,000 and incentive fees up to 150% of base fee based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all the Company’s executives. The proposed agreement will require that Mr. Asper not engage or invest in, own, manage, operate, finance, control or participate in any business that competes with the Company for a period of 12 months following expiration of his employment with the Company. Should Direction terminate the agreement within six months following a change in control of the Company, Direction is entitled to receive 18 months basic fees and pro-rated incentive fees for the fiscal year in which the termination occurs.

Robert G. Calvert

The Company has entered into an employment agreement with Robert Calvert, its Senior Vice President, Operations. The agreement provides for a base annual salary of $400,000, incentive compensation up to 60% of base salary based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all the Company’s executives.

In the event of Mr. Calvert’s resignation or termination of employment by the Company, he is precluded from entering into a consulting arrangement or employment by companies engaged in television broadcasting or newspaper operations other than CanWest in any market where the Company has operations for a period of up to 12 months subsequent to leaving CanWest. Mr. Calvert is entitled to 24 months salary in the event of termination of employment without just cause, death or permanent disability, or resignation of employment after August 31, 2004.

Richard C. Camilleri

The Company has entered into an employment agreement with Richard C. Camilleri, its Chief Operating Officer (Operations). The agreement provides for a base annual salary of $600,000, incentive compensation up to 60% of base salary based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all the Company’s executives. The agreement provides the Company with the right to preclude Mr. Camilleri from employment by companies other than CanWest in the countries in which CanWest has operations for a period of up to 18 months subsequent to leaving CanWest. Under such circumstances, Mr. Camilleri is entitled to continue to receive salary and health benefits for a period up to 18 months.

C. Board Practices

The Toronto Stock Exchange (the “TSX”) requires that every listed company disclose its corporate governance practices annually and relate their corporate governance practices to each of the “TSX Guidelines for Effective Corporate Governance” (the “TSX Guidelines”). A description of the Company’s corporate governance practices follows, referring to each of the guidelines established in the TSX Guidelines.

In this Statement, the terms “unrelated director” and “outside director” have the meaning given to those terms in the TSX Guidelines. An “unrelated director” is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. An “outside director” is a director who is not a member of management. As well, the term “independent director” as used in this statement is used to describe an unrelated director who is free from any interests in or relationships with either the Company or the significant shareholder of the Company or any affiliate of the significant shareholder. In determining the independence of directors, reference was also made to the Corporate Governance Rules adopted by the New York Stock Exchange and approved by the Securities and Exchange Commission on November 4, 2003. For the purposes of this Statement, the Board has determined that directors who are not independent under the New York Stock Exchange Corporate Listing Standards are considered to be related.

Mandate of the Board

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for:

•	reviewing and assessing the operations of the Company with a view to ensuring the best performance is achieved;

•	reviewing and approving major development activities of the Company including major acquisitions, investments and divestitures outside the ordinary course of business;

•	approving operating and capital budgets;

•	reviewing and approving the dividend policy and declaration of dividends;

•	appointing the Chief Executive Officer;

•	reviewing and assessing the performance of the senior management including the Chief Executive Officer;

•	reviewing and approving prospects for additional senior management positions;

•	reviewing and approving major financing;

•	reviewing and approving the quarterly and annual financial statements;

•	reviewing and approving compensation of the Chief Executive Officer and other senior executives;

•	reviewing the Company’s share compensation plan for employees, management and executives;

•	reviewing and approving any securities offerings; and

•	reviewing the internal control and management information systems.

Inherent in the mandate of the Board is the responsibility to review the Company’s strategic planning, risk management, succession planning (including appointing, training and monitoring senior management), shareholder communications and the integrity of the Company’s internal control and management information systems. These matters are routinely and expressly dealt with by the Board throughout the year.

There were nine meetings of the Board of Directors held in fiscal 2003. Seven meetings of the Board are currently scheduled for fiscal 2004. On a regular basis, regardless of whether a meeting is scheduled, all directors receive information including a report from the Chief Executive Officer, a report on corporate development activities, operations reports, a financial overview and other pertinent information. All executives are available for discussions with the directors concerning any questions or comments which may arise between meetings.

Board Composition

The Company’s Board currently consists of eleven directors. The relatively small size of the Board has enabled it to be extremely flexible with regard to scheduling meetings, including unplanned meetings which are called in order to review new opportunities. The Board is thus able to act quickly and remain well informed at all times.

Nominees for election to the Board are selected having due regard for geographic diversity, considering the primary markets in which the Company operates and the appropriate expertise and background to contribute and support the Company’s strategy and operations.

The Board consists of six unrelated directors and five related directors. The six unrelated directors are: Dr. Lloyd I. Barber, C.C., S.O.M., LL.D; Ms. Jalynn H. Bennett, C.M.; Mr. Ron Daniels; Mr. David J. Drybrough, FCA; Mr. Paul V. Godfrey, C.M. and The Honourable Frank J. McKenna, P.C. The remaining five directors are related. Accordingly, the Board will be constituted with a majority of individuals who qualify as unrelated directors.

In determining whether the directors were unrelated, the Board examined the factual circumstances of each director and considered them in the context of many factors and concluded that all the individuals in question were independent from management and were free from any interest and any business or other relationship which would or could reasonably be perceived to, materially interfere with their ability to act in the best interests of the Company.

Independence from Management

In order to ensure that the Board of Directors can function independently from management, the Company has separated the roles of Chairman and Chief Executive Officer through the appointment of the Hon. Frank J. McKenna, P.C. as Interim Chairman of the Board of Directors and Mr. Leonard J. Asper as President and Chief Executive Officer. Further, independent directors chair each of the Board of Directors, Audit Committee, Compensation Committee and Pensions Committee. Each Committee as well as the Board as a whole meet in-camera without management present. Individual directors may, with the consent of the Chairman of the Governance and Nominating Committee of the Board, engage outside advisors at the expense of the Company.

Board Committees

In fiscal 2003, the Board of Directors had 4 committees: the Audit Committee, the Compensation Committee, the Executive Committee and the Pensions Committee. The Chair of the Board of Directors is an ex-officio member of all committees of the Board, subject to the limitations set out in the by-laws of the Company. For fiscal 2004, the Board has disbanded the Executive Committee and established a Governance and Nominating Committee which consists of the Board as a whole.

i) Audit Committee

The Audit Committee is composed entirely of independent directors in compliance with the Guidelines established in the TSX Guidelines. Under the terms of the Audit Committee Charter, the Committee is responsible for, among other things, reviewing the Company’s financial reporting procedures, internal controls, recommending the appointment of the external auditors as well as reviewing the performance of the Company’s external auditors. The Committee also establishes the external auditors’ compensation. Since fiscal 2002, the Audit Committee has had in place a policy limiting the scope of the external auditors services to audit and audit related activities, including tax services. Prior approval of any audit related expenses in excess of $50,000 is required. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Committee is also responsible for reviewing the quarterly and the annual financial statements and related news releases as well as Management’s Discussion and Analysis of Financial Results prior to their approval by the Board of Directors. The Committee also receives and reviews quarterly, managements’ report on compliance with the Company’s policy on full and non-selective disclosure of material information.

The Audit Committee met seven times in fiscal 2003, during which time its members were Dr. Lloyd I. Barber, C.C., S.O.M., LL.D., Ms. Jalynn H. Bennett, C.M., Mr. David J. Drybrough, FCA and The Honourable Frank McKenna, P.C. Ms. Jalynn H. Bennett, C.M. is Chair of the Audit Committee. All of the members of the Audit Committee are financially literate and the Committee has determined that Dr. Barber, Ms. Bennett and Mr. Drybrough qualify as financial experts.

ii) Compensation Committee

The Compensation Committee is composed entirely of unrelated directors and makes recommendations to the Board on, among other things, executive compensation, including the compensation of the Chief Executive Officer, and reviews other aspects of executive compensation, such as the Company’s share compensation plans. The Committee also ensures that the Company complies with corporate and securities legislation with respect to executive compensation disclosure in the annual information circular. The Committee held four meetings in fiscal 2003 during which time its members were the Honourable Frank J. McKenna, P.C., Mr. I.H. Asper, O.C., O.M., Q.C., LL.D., Dr. Lloyd I. Barber, C.C., S.O.M., LL.D. and Jalynn H. Bennett, C.M. The Honorable Frank J. McKenna, P.C. is Chair of the Compensation Committee.

iii) Pensions Committee

The Pensions Committee is composed of three directors. The Committee is responsible for overseeing matters relating to the investment policies and performance of the Company’s pension funds. The Committee held one meeting in fiscal 2003 during which time its members were Dr. Lloyd I. Barber, C.C., S.O.M., LL.D., Mr. David A. Asper and Ms. Jalynn H. Bennett, C.M. Dr. Lloyd I. Barber, C.C., S.O.M., LL.D. is Chair of the Pensions Committee.

Corporate Governance

As a result of the TSX’s corporate governance rules, the Board of Directors passed a resolution authorizing the Board to expressly assume responsibility for developing and monitoring the Company’s approach to corporate governance issues. The Corporate Secretary who is also a director has been appointed as the person responsible for ensuring all corporate governance matters are reviewed by the Board and that procedures recommended in the guidelines established in the TSX Guidelines are followed, where appropriate.

Decisions Requiring Board Approval

In addition to those matters which must by law be approved by the Board, the Board reviews and approves dispositions, acquisitions or investments which are outside the ordinary course of business of the Company. The Board also reviews and approves operating and capital budgets. The Board also reviews the recommendations of the Compensation Committee as to the adequacy and form of compensation of the directors to ensure that compensation realistically reflects the responsibilities and risks involved in being an effective director. The Board also approves changes in senior management. The directors have access to management and the Company’s advisors in order to assist in their understanding of proposed Board actions and the implications of voting for or against such actions. In addition, Committees of the Board are authorized by the Board from time to and as appropriate to retain outside advisors at the Company’s expense.

Because the Company focuses on new development opportunities, at any given time a significant number of investment opportunities may be under investigation by management. The Board receives monthly reports on these activities and Board meetings are held to review and approve the corporate development transactions. As a result of its relatively small size, the Board is very flexible and management has been able to consult regularly with the Board to seek approval for any activities outside the normal course of business.

With respect to establishing specific corporate objectives for the Company and the Chief Executive Officer, the Board is satisfied that such objectives (both long and short term) are set and regularly discussed at Board meetings.

Board Performance

It is the responsibility of the Chairman of the Board to ensure the effective operation of the Board and to ensure the Board discharges its responsibilities. Because of the relative youth of the Company and the small Board of Directors, it has not been necessary to create formal committees or to convene specific meetings to assess the effectiveness of the Board as a whole, the committees of the Board or the contribution of individual directors and the quality of information provided to the Board. The Board has established an orientation and education program for new director recruits. To date, issues regarding quality of information, suggestions regarding the appointment of new directors and issues regarding Board performance have been raised and have been regularly explored at meetings of the Board of Directors. The Board is developing a Charter of Expectations as part of a formal process for evaluating the effectiveness of the Board and its Committees.

Shareholder Feedback

The Company has a Director of Communications who, working with the Secretary and other senior executives of the Company, responds promptly to all shareholder inquiries. To date, the Company believes that all shareholder inquiries have been dealt with in a manner satisfactory to the particular shareholder.

Expectations of Management

The Board of Directors expects management, among other things, to work diligently towards enhancing the Corporation’s performance by ensuring that existing operations are managed prudently and that new profit centres are sought. It is expected that management will provide the Board with all pertinent information regarding the operations and corporate development activities of the Company so that the Board can properly assess whether these goals are being met. The Company believes that the Board of Directors has been kept fully informed of the Company’s activities. Management is expected and strives to provide as much information as is required or requested to ensure that the Board can participate actively in important discussions on the Company’s future, discussions regarding strategic planning and discussions regarding the assessment of performance. The Board of Directors expects management to be completely forthcoming with respect to its assessment of opportunities and performance so that the Board can make reasoned decisions regarding the same.

The Board will continue to monitor the nature of the information requested by and provided to the Board so that it is able to determine if the Board can be more effective in identifying issues and opportunities for the Company.

D. Employees

The Company’s Canadian television operations employ approximately 2000 people on a full-time and full-time equivalent basis. Approximately 55% of the Company’s Canadian broadcasting employees are employed under a total of 15 collective agreements, 12 of which are with the Communications, Energy and Paperworkers Union of Canada. Three of these agreements are in renegotiation or conciliation, an additional three agreements will expire in 2004 and a further three will expire in 2005.

CanWest Publications has approximately 5,300 full-time and full-time equivalent employees. Approximately 53% of these employees are employed under a total of 49 collective agreements. Six of these collective agreements are in negotiation, an additional one will expire in 2004 and a further 25 will expire in 2005. In general, the Company’s collective agreements cover operations at particular publications or business locations, rather than multiple locations.

Canadian newspaper operations experienced one work stoppage in the year. Collective bargaining in Victoria at the Times-Colonist commenced in April 2002 to renew agreements expiring December 31, 2001. Four unions representing 300 employees went on strike from September 2, 2002 to November 4, 2002. The term of the new collective agreement runs to December 31, 2004. Operations have returned to normal with no further disruption expected. Collective bargaining in Vancouver between the Pacific Newspaper Group and the CEP, Local 2000, representing 1,050 employees commenced during the month of October 2001 for the renewal of the 1998-2001 collective agreement. After continuous bargaining, the CEP, Local 2000 engaged in strike activity on July 1, 2002 affecting the publication of The Vancouver Sun and the Province newspapers. The parties reached a settlement on July 18, 2002 and both newspapers resumed publication for the July 22, 2002 editions. The term of the new collective agreement runs to November 30, 2004. Operations at the Pacific Newspaper Group have since been without disruption and no significant labour issues have developed as a result of the dispute.

In Australia, Network TEN and Eye Corp. employ a total of approximately 1,280 full-time employees and management estimates 30% are represented by labor unions.

In New Zealand, TV3 and TV4 have 309 employees, and CanWest NZ Radio has 580 employees. In the Republic of Ireland, TV3 has 140 employees. None of the Company’s employees in New Zealand or the Republic of Ireland are represented by trade unions.

CanWest employs approximately 53 people at its corporate and international offices. The Company’s Business Services Centre, including finance and information technology services, employs 181 people, and Reach Canada employs 209 people.

Collective bargaining agreements to which the Company is subject vary as to the number of employees covered and content. The Company believes it has satisfactory relationships with unionized and non-unionized employees.

E. Share Ownership

The Company is an indirect wholly-owned subsidiary of CanWest Global Communications Corp, the voting power of which is controlled by trusts for the benefit of members of the family of the late Israel Asper, including David A. Asper, Gail S. Asper, and Leonard J. Asper, who are senior officers and directors of the Company and Mrs. Ruth M. Asper.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See Item 6.E. Share Ownership.

B. Related Party Transactions

The Company has entered into various transactions with management and other related parties including the following, which it believes are on substantially comparable terms as those which it could have obtained with unrelated parties on an arms’ length basis:

•	For the year ended August 31, 2003, the Company paid $1.8 million in aircraft lease payments to CanWest Global Communications Corp. and expects to make similar payments in the future.

•	For the year ended August 31, 2003 the Company paid $0.2 million in operating lease payments to a company which is 50% owned by a company affiliated with CanWest Communications Corporation, the parent company of CanWest Global Communications Corp.

•	As of August 31, 2003, the Company has outstanding advances due from CanWest Global Communications Corp. of $82.1 million. In the future, similar advances must be made in accordance with the terms of the indenture governing the notes.

•	The Company has had a non-interest bearing loan outstanding during the previous year in the principal amount of $60.5 million to CanWest Entertainment Inc., the proceeds of which were used to acquire Fireworks Entertainment Inc.

•	As of August 31, 2003, the Company has loans outstanding to Fireworks Entertainment Inc. in the principal amount of $372.4 million. The proceeds of such loans were used for production of content and related operating expenses, as well as a $110.0 million loan used to acquire a film and program library. The loan to Fireworks bears interest at the Canadian prime rate. The loans due from Fireworks Entertainment Inc. are subject to measurement uncertainty. The estimated recoverable amounts of these loans depend on estimates of the profitability of Fireworks, which, in turn, depends upon assumptions regarding future conditions in the film and entertainment industry and the exploitation of the films included in Fireworks’ library. These assumptions are limited by the availability of reliable industry comparative data and the uncertainty of prediction concerning future events. Accordingly, by their nature, estimates of recoverable amounts are subjective.

•	For the year ended August 31, 2003 the Company acquired broadcast rights for various television programs from Fireworks in the amount of $6.6 million.

•	As at August 31, 2003 the Company had senior subordinated notes held by CanWest Communications Corporation, the parent company of CanWest Global Communications Corp. totaling $58.1 million (US$41.9 million). This debt, issued in May 2001, matures May 15, 2011 and bears interest at 10.625%. Interest expense related to this debt totaled $6.4 million in fiscal 2003 (2002-$6.0 million). During fiscal 2003, CanWest Communications Corporation exchanged these Canadian dollar denominated notes for United States dollar denominated notes. The exchange was completed pursuant to the provisions of the original note indenture.

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

Subsequently, the Company acquired the 50% of the National Post it did not already own. The purchase price for such acquisition consisted of nominal cash consideration and other consideration in the form of agreements and undertakings exchanged by the parties, including the elimination of certain of the purchase price adjustments. In addition, on September 30, 2001, Hollinger was required to make payment to The National Post Company in respect of a pre-payment of future losses or cash requirements of The National Post Company.

In September 2001, the Company assumed the day-to-day management of the National Post. In addition, in September 2001, the executives holding the positions of chairman, chief executive officer, publisher and assistant publisher of the National Post resigned and the Company filled the resulting vacancies.

Indebtedness of Directors and Senior Officers Under Securities Purchase Programs

All of the Company’s employees and non-executive directors are eligible to participate in the CanWest Global Communications Corp. Employee Share Purchase Plan and certain of the Company’s management employees are eligible to participate in the CanWest Global Communications Corp. Management Share Purchase Plan, each of which are part of CanWest Global Communication Corp.’s Amended and Restated Combined Share Compensation Plan. Participants may acquire, annually, subordinate voting shares or non-voting shares of CanWest Global Communications Corp., depending upon the participant’s citizenship, with a purchase price equal to the market price per share of the relevant shares up to a maximum of the amount of their annual directors’ fees in the case of directors; 5% of their annual base compensation in the case of other participants in the CanWest Employee Share Purchase Plan; and 10% of their annual base compensation in the case of participants in the CanWest Management Share Purchase Plan. All participants are eligible to receive interest-free share purchase loans from CanWest Global Communications Corp. Such loans are repayable in full by December 31 of the year in which the loans were made.

The aggregate amount outstanding to CanWest Global Communications Corp. and its subsidiaries for indebtedness of present and former directors, officers and employees, in connection with the purchase of CanWest Global Communication Corp.’s securities, excluding routine indebtedness, as of February 13, 2004 was approximately $446,871.

Other Indebtedness to CanWest Global Communications Corp.

The aggregate amount outstanding to CanWest Global Communications Corp. and its subsidiaries for indebtedness of present and former directors, officers and employees, borrowed not in connection with the purchase of securities of the Company as of February 13, 2004, was approximately $592,158. This amount includes loans to Mr. Strike, Mr. Leipsic and Mr. Hoover in connection with the purchase of their residences with principal amounts outstanding of $384,765, $99,393, and $60,000, respectively. The highest principal amount outstanding under these loans since September 1, 2001 was $418,514, $118,750, and $100,000, respectively. These loans are interest-free and secured by mortgages on the respective residences of the individuals concerned. Repayments of amounts outstanding under each of these loans are required in annual amounts equal to 50% of the individual’s net bonus after taxes in the case of Mr. Strike and Mr. Leipsic.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See the Consolidated Financial Statements for CanWest Media Inc. and The Ten Group Pty. Limited set forth in Part III, Item 17 hereof and filed as part of this annual report.

The CanWest Media Inc. Consolidated Financial Statements for the three months ended November 30, 2003 and 2002 (unaudited) filed by the Company on February 13, 2004, on its Report of Foreign Private Issuer on Form 6-K, is incorporated by reference herein.

Legal Proceedings

On March 5, 2001, certain plaintiffs who owned a 29.3% interest in CanWest Broadcasting Limited filed a statement of claim against CanWest Global Communications Corp., the Company, certain subsidiaries, and Israel Asper. The plaintiffs claim, among other things, that the defendants have acted in a manner that is oppressive and unfairly prejudicial to the plaintiffs; have improperly favored the interests of the defendants over the interests of CBL and the plaintiffs (including the diversion of corporate opportunities); owe fiduciary duties to the plaintiffs; and have wrongly terminated certain contracts with the plaintiffs and replaced them with non-arms’ length contracts. They are seeking, among other things, damages of $345.0 million (including aggravated and punitive damages).

While the results of litigation are inherently uncertain, the Company believes the allegations are substantially without merit and intends to vigorously defend it.

At the time of the commencement of the action, the Company owned 70.67% of CBL and the plaintiffs owned the minority interest. CBL owned Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and CFSK). On May 1, 2001, CBL amalgamated with one of the Company’s indirect wholly-owned subsidiaries. Under the terms of the amalgamation agreement, the Company received all of the shares of the amalgamated corporation and the minority shareholders of CBL received series 2 preference shares of CanWest Global Communications Corp. CanWest Global Communications Corp. redeemed the series 2 preference shares for cash of $57.7 million on December 18, 2002.

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant changes have occurred since the date of the Company’s Financial Statements.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable.

B. Markets

The Company is an indirect, wholly-owned subsidiary of CanWest Global Communications Corp. CanWest Global Communications Corp. is a public company whose shares are listed on The Toronto Stock Exchange and The New York Stock Exchange.

ITEM 10. ADDITIONAL INFORMATION

A. Memorandum and Articles of Association

Set forth below is a summary of certain provisions of the Company’s Articles of Incorporation and By-Laws. This summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Incorporation and By-Laws.

The Company’s board of directors shall consist of a majority of resident Canadians. (Section 4.2 of the By-laws) If a director is materially interested in a contract or proposed contract with the Company, or is a director or officer of or has a material interest in any person who is a party to a contract or proposed contract with the Company, such director must disclose in writing to the Company the nature and extent of such director’s interest and refrain from voting with respect thereto. (Section 4.19 of the By-laws) Directors need not hold shares of the Company in order to qualify as directors on the Board of Directors. (Section 4.2 of the By-laws)

Holders of the Company’s common shares are entitled to receive notice of and attend all meetings of the shareholders of the Company and to vote thereat, except meetings at which only holders of a specified class or series of shares are entitled to vote. Each holder of common shares is entitled to one vote for each share held. (Common Shares — Section 1 of Schedule I to the Articles of Incorporation). Holders of common shares are entitled to receive any dividend declared by the Company, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company. (Common Shares — Section 2 of Schedule I to the Articles of Incorporation).

Holders of the Company’s Preference shares shall, with respect to the payment of dividends and any distribution or assets or return of capital, rank on a parity with the preference shares of every other series and be entitled to preference over the common shares and any other shares ranking junior to the preference shares. (Preference Shares — Section 3 of Schedule I to the Articles of Incorporation).

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

B. Material Contracts

Except as otherwise disclosed in this annual report and the Company’s financial statements and notes included elsewhere in this annual report, the Company has no other material contracts.

C. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian company to non-resident investors.

D. Taxation

Not applicable.

E. Documents on Display

The Company has filed a registration statement on Form F-4 with the SEC with respect to the exchange of all of its US$425.0 million in outstanding 10 5/8% series A senior subordinated notes due 2011 on September 4, 2001. The Company has filed a registration statement on Form F-4 with the SEC with respect to the exchange of all of its US$200.0 million in outstanding 7 5/8% series A senior unsecured notes due 2013. The Company has also filed annual reports on Form 20-F for the years ended August 31, 2001 and 2002. Filed as exhibits to the registration statements, as exhibits to the annual reports and as exhibits to this annual report, or incorporated therein by reference are complete copies of the material contracts described herein. The registration statements and exhibits thereto, the 2002 and 2001 annual reports and exhibits thereto, and this annual report and exhibits thereto may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, and the SEC’s regional offices located in New York, New York and Chicago, Illinois. Copies of all or any part of the registration statement may also be obtained from the Company’s offices after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

F. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s primary market risk exposures are interest rate and foreign exchange rate risk. The Company is exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to long term debt, the Company uses interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. The Company does not enter into any derivatives for trading purposes.

The Company has fully hedged the currency exposure on its U.S. dollar denominated debt with the exception of notes in the amount of US$42 million, and has fixed the interest rate of 100% of its floating rate debt by entering into a combination of cross currency swaps and interest rate swaps.

As of August 31, 2003, the Company has entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 8.54%) and receive floating rates of interest (at an average rate of 5.12%) on a notional amount of $589 million. The Company has entered into pay fixed receive floating cross currency swap contracts at an average rate of 9.46% on a notional amount of $1,073 million and receive floating rates of 3.9% on a notional amount of US$693 million. The Company has also entered into pay floating receive fixed cross currency swap contracts at an average floating rate of 7.45% on a notional amount of $954 million and an average fixed rate of 9.7% on a notional amount of US$625 million.

Based on the current swap contracts outstanding and the current level of variable rate debt, the Company estimates that a 1% increase in floating interest rates will increase annual interest expense by $9.5 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

The fair value of the swap contracts represents an estimate of the amount that the Company would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of August 31, 2003, the fair value of the outstanding swap contracts was $357 million.

As of August 31, 2002, assuming all other variables are held constant, a 10 basis point parallel upward shift in the Canadian and U.S. fixed yield would result in a $2.1 million deterioration in the mark to market value of all swaps. A 10 basis point change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $1.6 million change in the mark to market value of the cross currency swaps.

In addition to foreign exchange rate risk on foreign currency denominated debt, the Company is also exposed to some currency risk as a result of having investments and carrying on business in currencies other than the Canadian dollar. All of the Company’s foreign operations are self sustaining, and therefore foreign exchange gains and losses are deferred as a separate component of shareholders’ equity. The Company translates the earnings of equity accounted subsidiaries and affiliates at the average rate of translation of the relevant period. The Company recognizes deferred translation gains and losses as appropriate upon dispositions and/or distributions from such operations. The Company’s primary currency exposures are to variations in the Australian and New Zealand currencies relative to the Canadian dollar as a result of its investment in Network TEN and its New Zealand television and radio operations. Currently, the Company does not use derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Audit Committee are financially literate and the Board has determined that Dr. Barber, Ms. Bennett and Mr. Drybrough qualify as financial experts.

ITEM 16B. CODE OF ETHICS

The Company has developed a Code of Ethics which applies to its Chief Executive Officer and senior financial officers. The code of ethics is posted on the Company’s website at www.canwestglobal.com. If the Company makes substantive amendments to the Code of Ethics or grants any waiver, it will disclose the nature of such amendment or waiver on the Company’s website within five days of such amendment or waiver.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee establishes the external auditors’ compensation. Since fiscal 2002, the Audit Committee has had in place a policy limiting the scope of the external auditors services to audit and audit related activities, including tax services. Prior approval of any audit related expenses in excess of $50,000 is required. In addition, the Audit Committee pre-approves the provision of non-audit services performed by the Company’s audit firm in excess of $50,000 which include business advisory services and taxation services. For the years ended August 31, 2003 and 2002, the Audit Committee has approved fees to PricewaterhouseCoopers LLP and its affiliates as follows:

	2003	2002
	$000’s	$000’s
Audit fees	1,950	1,827
Audit-related fees(1)	936	1,408
Tax fees	251	291

	3,137	3,525

(1)	Audit related fees include fees for employee benefit plan audits, special audits in connection with the sale of certain operations, and consultations concerning financial accounting and reporting standards.

PART III

ITEM 17. FINANCIAL STATEMENTS

CANWEST MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2003 AND 2002

(expressed in Canadian dollars)

PricewaterhouseCoopers LLP
Chartered Accountants
October 31, 2003	One Lombard Place, Suite 2300
Winnipeg, Manitoba
Auditors’ Report	Canada R3B 0X6
Telephone +1 (204) 926 2400
To the Directors of CanWest Media Inc.	Facsimile +1 (204) 944 1020

We have audited the consolidated balance sheets of CanWest Media Inc. as at August 31, 2003 and August 31, 2002 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and August 31, 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Winnipeg, Canada

October 31, 2003

Comments by Auditors on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 1 to the consolidated financial statements. Our report to the directors dated October 31, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants
Winnipeg, Canada

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CANWEST MEDIA INC.
CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31

	2003	2002
	$000	$000
ASSETS
Current assets
Cash	115,450	49,778
Accounts receivable	370,132	382,337
Distributions receivable from Network TEN	20,909	—
Income taxes recoverable	—	34,623
Inventory	14,509	19,836
Broadcast rights	82,912	98,096
Future income taxes (note 12)	20,223	30,013
Other	10,483	13,231

	634,618	627,914
Investment in Network TEN (note 3)	55,546	4,494
Other investments (note 4)	109,280	159,181
Broadcast rights	27,661	23,172
Due from parent and affiliated companies (note 15)	515,025	466,457
Property, plant and equipment (note 5)	624,820	660,700
Other assets	126,726	95,294
Intangible assets (note 7)	1,093,818	1,096,458
Goodwill (note 6)	2,424,763	2,579,196

	5,612,257	5,712,866

LIABILITIES
Current liabilities
Accounts payable	107,503	158,252
Accrued liabilities (note 9)	194,845	213,070
Income tax payable	16,968	—
Broadcast rights accounts payable	30,507	35,294
Deferred revenue	30,067	30,522
Future income taxes (note 12)	6,072	6,072
Current portion of long term debt	63,078	150,865

	449,040	594,075
Long term debt (note 8)	2,384,146	2,379,459
Other accrued liabilities	150,190	65,169
Future income taxes (note 12)	401,327	414,933

	3,384,703	3,453,636

Commitments, contingencies and guarantees (note 18)
SHAREHOLDER’S EQUITY
Equity instruments (note 10)	1,191,004	1,371,442
Contributed surplus	132,953	132,953
Retained earnings	931,090	803,493
Cumulative foreign currency translation adjustments (note 11)	(27,493)	(48,658)

	2,227,554	2,259,230

	5,612,257	5,712,866

The notes constitute an integral part of the consolidated financial statements.

Signed on behalf of the Board

/s/ JALYNN H. BENNETT	/s/ FRANK J. MCKENNA
Director	Director

CANWEST MEDIA INC.
CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE YEARS ENDED AUGUST 31

	2003	2002	2001
	$000	$000	$000
Revenue	2,096,061	2,120,344	1,767,306
Operating expenses	1,072,378	1,108,942	965,515
Selling, general and administrative expenses	531,479	540,352	367,721
Restructuring expenses	12,989	—	—

	479,215	471,050	434,070
Amortization of intangibles	17,500	17,500	89,319
Amortization of property, plant and equipment	70,100	73,430	59,528
Other amortization	7,087	6,670	5,240

Operating income	384,528	373,450	279,983
Financing expenses	(248,478)	(255,006)	(268,843)
Dividend income	3,532	3,241	2,952

	139,582	121,685	14,092
Investment gains, losses and write-downs	9,240	33,843	28,630
Interest rate swap loss (note 8)	(23,015)	—	—

	125,807	155,528	42,722
Provision for (recovery of) income taxes (note 12)	39,130	47,610	(27,280)

Earnings before the following	86,677	107,918	70,002
Minority interests	—	4,330	(3,196)
Interest in earnings (loss) of Network TEN	101,339	(11,815)	52,567
Interest in loss of other equity accounted affiliates	(1,332)	(1,523)	(14,491)
Realized currency translation adjustments	922	(1,000)	(7,200)

Net earnings for the year	187,606	97,910	97,682

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED AUGUST 31

	2003	2002	2001
	$000	$000	$000
Retained earnings – beginning of year	803,493	808,000	755,549
Adjustment for adoption of new accounting pronouncements	—	(45,269)	(329)

Retained earnings - beginning of year, as adjusted	803,493	762,731	755,220
Net earnings for the year	187,606	97,910	97,682
Interest on junior subordinated debentures net of tax of $31,622 (2002 - $36,538, 2001 - $28,900)	(60,009)	(57,148)	(44,902)

Retained earnings – end of year	931,090	803,493	808,000

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED AUGUST 31

	2003	2002	2001
	$000	$000	$000
CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings for the year	187,606	97,910	97,682
Items not affecting cash
Amortization	104,133	107,542	165,128
Future income taxes	(9,190)	11,210	(97,006)
Interest in loss (earnings) of Network TEN	(101,339)	11,815	(52,567)
Interest in loss of equity accounted affiliates	1,332	1,523	14,491
Minority interests	—	(4,330)	3,196
Interest rate swap loss	23,015	—	—
Realized currency translation adjustments	(922)	1,000	7,200
Write-off of deferred financing fees	—	—	17,900
Investment gains, losses and write-downs	(9,240)	(33,843)	(28,630)
Pension expense	7,609	6,445	2,909
Distributions from Network TEN	33,378	60,984	71,096

	236,382	260,256	201,399
Changes in non-cash operating accounts (note 13)	38,701	(73,533)	(10,656)

Cash flows from operating activities	275,083	186,723	190,743

Investing activities
Acquisitions	—	—	(2,007,291)
Other investments	(4,311)	(5,187)	(1,733)
Investment in broadcast licences	(2,325)	—	—
Proceeds from sale of investments	45,605	87,000	64,045
Proceeds from divestitures	193,500	390,059	32,454
Purchase of property, plant and equipment	(38,140)	(52,272)	(41,736)
Advances to parent and affiliated companies	(48,568)	(45,275)	(150,064)

	145,761	374,325	(2,104,325)

Financing activities
Issuance of long term debt	294,700	—	3,862,600
Repayment of long term debt	(651,603)	(493,703)	(2,030,988)
Issuance of share capital	1,731	—	—
Net change in bank loans and advances	—	(28,999)	23,739

	(355,172)	(522,702)	1,855,351

Net change in cash	65,672	38,346	(58,231)
Cash – beginning of year	49,778	11,432	69,663

Cash – end of year	115,450	49,778	11,432

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2003 AND 2002

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

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, out-of-home advertising, and internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company’s operating segments include television and radio broadcasting, publishing and online operations and outdoor advertising. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Global Prime, various other conventional and specialty channels and the Cool FM radio station. The Australian Television segment includes the Company’s 57.1% economic interest (57.5% to February 27, 2003) in the TEN Group Pty Limited which owns and operates Australia’s TEN Television Network (“Network TEN”). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers, and the National Post as well as operation of the canada.com web portal and other web based operations. The New Zealand Television Broadcasting segment includes the operations of the 3 and C4 Television Networks. The New Zealand Radio Broadcasting segment includes five nationally networked radio brands and 27 local radio stations including More FM stations. The Irish Television Broadcasting segment includes the Company’s 45% interest in the Republic of Ireland’s TV3 Television Network. The Australian Outdoor advertising segment includes the Company’s economic interest in EyeCorp, an out-of-home advertising operation which is wholly owned by the TEN Group Pty Limited. The Corporate and Other segment includes various investments in media operations including a 29.9% interest in Northern Ireland’s Ulster Television plc (“UTV”).

The Company’s broadcast customer base is comprised primarily of large advertising agencies which place advertisements with the Company on behalf of their customers. Publishing revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 20.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, and the Company’s pro rata 45% share of the assets, liabilities, and results of operations of TV3 Ireland.

Investments

The Company accounts for its investment in Network TEN, CF Television Inc. (to the date of its sale on September 12, 2001), mentv and Mystery using the equity method. Other investments are recorded at the lower of cost and net realizable value. A provision for loss in value of other investments is made when a decline in current market value is considered other than temporary.

Broadcast rights

The Company has entered into various agreements for the rights to broadcast certain feature films and television programs. The Company records a liability for broadcast rights and the corresponding asset when the programs are available for telecast. Broadcast rights are charged to operations as programs are telecast over the anticipated period of use. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

Foreign currency translation

The Company’s operations in Australia, New Zealand and Ireland represent self-sustaining foreign operations, and the respective accounts have been translated into Canadian dollars in accordance with the current rate method. Assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, and revenue and expenses are translated on the basis of average exchange rates during the periods. Any gains or losses arising from the translation of these accounts are deferred and included as a component of shareholders’ equity as cumulative foreign currency translation adjustments. An applicable portion of these deferred gains and losses is included in the determination of net earnings when there is a reduction of the net investment.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization is provided over the assets’ estimated useful lives on a straight-line basis at the following annual rates:

Buildings	2 1/2% - 5%
Machinery and equipment	4% - 33 1/3%
Leasehold and land improvements	2 1/2% - 20%

Impairment of long lived assets

Impairment of long lived assets is recognized when an event or change in circumstances causes the assets’ carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value.

Deferred Charges

Certain pre-operating costs incurred in new business undertakings are deferred prior to the commencement of commercial operations, which is generally the time at which subscriber revenues commence. Pre-operating costs are amortized over a period of five years. Costs related to debt financing are deferred and amortized over the term of the debt.

Capitalization of interest

Interest is capitalized as part of the cost of certain assets while they are being prepared for use or sale. Interest in the amount of $3.7 million was capitalized in 2003 (2002 - $3.4 million).

Intangible assets

Broadcast licences, newspaper mastheads, circulation and other intangible assets are recorded at their cost which, for business acquisitions, represents the fair market value at the date of the acquisition.

Circulation and other finite life intangibles are amortized over periods from 5 to 40 years. Intangibles with indefinite lives are not subject to amortization and are tested for impairment annually. Impairment of an intangible asset is recognized in an amount equal to the difference between the carrying value and the fair value of the related intangible asset.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Goodwill is tested for impairment annually by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying value to measure any impairment loss.

Revenue recognition

Revenue derived from broadcasting activities consists primarily of the sale of airtime which is recognized at the time commercials are broadcast. Circulation and advertising revenue from publishing activities is recognized when the newspaper is delivered. Subscription revenue is recognized on a straight-line basis over the term of the subscription.

Amounts received that do not meet all of the above criteria are recorded as deferred revenue.

Income taxes

The asset and liability method is used to account for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities including equity accounted investments. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

Income taxes on undistributed earnings of Network TEN are provided at rates applicable to distributions. Income taxes on undistributed earnings of foreign operations other than Network TEN are not provided as such earnings are expected to be indefinitely reinvested.

Inventory

Inventory, consisting primarily of printing materials, is valued at the lower of cost and net realizable values.

Pension plans and post retirement benefits

The Company maintains a number of defined benefit and defined contribution pension and other post retirement benefit plans. For the defined benefit plans, the cost of pension and other retirement benefits earned by employees is determined using the projected benefit method pro rated on service and management’s estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight line basis over the average remaining service period of employees active at the date of the amendment. The excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of employees covered by the pension plans is 15 years. The average remaining service period of the employees covered by the other retirement benefit plans is 15 years. For the defined contribution plans, the pension expense is the Company’s contribution to the plan. The Company also maintains post retirement benefit plans for certain of its employees, the cost of which is expensed as benefits are earned by the employees.

Cash and cash equivalents

For the purpose of the statements of cash flows, cash includes cash and short-term investments with maturities at the date of purchase of up to three months.

Share-based compensation

The Company has share based compensation plans under which options of its parent company, CanWest, are issued to certain employees. These options are granted by CanWest with exercise prices equal to the market value of the underlying stock on the date of grant. No compensation expense is recognized from stock options granted by CanWest to the employees of the Company.

Derivative financial instruments

Derivative financial instruments are used to reduce foreign currency and interest rate risk on the Company’s debt. The Company does not enter into financial instruments for trading or speculative purposes. The Company’s policy is to designate each derivative financial instrument as a hedge of a specifically identified debt instrument.

Interest rate swap agreements are used as part of the Company’s program to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and related overall cost of borrowing. The interest differential to be paid or received under interest rate swap agreements is recognized as an adjustment to interest expense.

Foreign currency interest rate swap agreements are used to manage exchange and interest rate exposures related to debt instruments denominated in foreign currencies. Translation gains and losses on the principal swapped are offset by corresponding translation losses and gains on the related debt in earnings. The Company translates its foreign currency denominated debt that is hedged by foreign currency interest rate swaps at the rate implicit in the swap agreement.

Gains and losses on terminations of interest rate and foreign currency interest rate swap agreements are deferred and amortized as an adjustment to interest expense related to the underlying debt over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of the debt obligation, any realized or unrealized gain or loss from the swap is recognized in earnings.

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

Expenses, assets and liabilities related to defined benefit pension and other post retirement benefit plans are determined actuarially based on estimates including discount rates for obligations, expected long term rates of return on pension assets and the rate of compensation increase. Actual results may differ from these estimates.

Changes in Accounting Policies

Goodwill and other intangibles

On September 1, 2001, the Company adopted Section 3062, Goodwill and Other Intangibles. As a result of adopting the new standard, goodwill and certain intangibles with indefinite lives, including newspaper mastheads and broadcast licences, are no longer amortized. Circulation and other intangibles are amortized over periods from 5 to 40 years. As a result of applying the new standards, no initial impairment in intangibles with indefinite lives or goodwill were identified at the Company or any of its subsidiaries. However, an initial goodwill impairment was identified by Network TEN in its reporting unit, Eye Corp, resulting in a charge to the Company’s retained earnings of $45.3 million (net of income tax recoveries of $2.5 million). In addition, as a result of events occurring after the beginning of 2001, a goodwill impairment of $30.2 million (net of income tax recoveries of $2.0 million) was reflected in the Company’s interest in loss of Network TEN in the Company’s statement of earnings for the period ended August 31, 2002 (note 3).

This change in accounting policy has been applied prospectively commencing September 1, 2001. The table below provides a reconciliation of previously reported 2001 earnings to net earnings adjusted to exclude amortization of goodwill and intangible assets with indefinite lives.

2001
$000
Reported net earnings	97,682
Amortization of goodwill and indefinite life intangibles, net of tax $11,975 for the year ended August 31, 2001	62,868
Amortization of goodwill and indefinite life intangibles in equity accounted affiliates, net of tax of nil	6,211

Net earnings adjusted to exclude amortization expense recognized in 2001	166,761

Proposed accounting policies

(a) Hedging relationships

The CICA has issued Accounting Guideline 13, “Hedging Relationships”, (AcG 13) which will be effective for fiscal years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. As at August 31, 2003, the only derivatives utilized by the Company are interest rate swaps and foreign currency interest rate swaps as described in notes 8 and 16. The Company has determined that the adoption of AcG 13 will not have a material effect on the balance sheet or the statement of earnings.

(b) Financial Instruments

The Accounting Standards Board will be issuing amendments to Section 3860, Financial Instruments - Disclosure and Presentation, in January 2004, requiring that an entity account for certain financial instruments that may be settled in cash or by an issuer’s own equity instruments, at the issuer’s discretion as liabilities. The amended section will be effective for fiscal years beginning on or after November 1, 2004. The application of this standard by the Company effective September 1, 2005 may result in the reclassification of the Company’s junior subordinated notes as liabilities.

2.	ACQUISITIONS AND DIVESTITURES

Acquisitions

a) Effective March 31, 2002, the Company acquired the remaining 50% interest in The National Post not already owned. In September 2001, the Company assumed control of The National Post and, accordingly, changed its method of accounting for The National Post to a consolidation basis from an equity basis.

The fair values of the net assets acquired for proceeds consisting of the carrying value of The National Post Company at date of acquisition of $83.6 million are as follows:

$ 000
Current assets	50,257
Property, plant and equipment	12,436
Circulation and other intangibles	10,700
Newspaper masthead	35,000
Goodwill	62,987

Total Assets	171,380

12

$ 000
Current liabilities	(50,665)
Future income taxes	(14,600)
Minority interests	(22,500)

Total liabilities	(87,765)

83,615

b) On November 16, 2000, the Company acquired substantially all of the Canadian newspaper and other Canadian media assets including a 50% interest in the National Post (“CanWest Publications”) of Hollinger International Inc. and certain of its affiliates (“Hollinger”) for consideration of approximately $3.1 billion, including certain costs related to the acquisition.

In 2003 the Company retroactively adjusted the allocation of the purchase price based on the final determination of the balance of pension assets acquired. The impact was to reduce goodwill by $21.0 million and reduce the pension liability by $21.0 million.

The purchase price is subject to adjustment based on the working capital of CanWest Publications at August 31, 2000 and the results of its operations from September 1, 2000 to November 16, 2000. The amount of such adjustment is subject to negotiation between the parties and has not been finally determined. When finalized, the working capital adjustment payable or refundable will increase or decrease the amount of goodwill recorded on the acquisition.

In June 2003, the Company filed a claim with Hollinger in respect of several items including the working capital and other closing adjustments and totaling $54.1 million. Certain amounts are currently in dispute and are to be resolved with Hollinger. Inability to resolve disagreements of amounts owing may result in matters being referred to arbitration or formal court adjudication.

Divestitures

c) In February 2003 the Company sold its interest in community newspapers and related assets in Southern Ontario for cash proceeds of $193.5 million. The accounting gain on this sale was $21.3 million; assets and liabilities disposed of amounted to $179.6 million and $7.4 million, respectively.

d) In August 2002, the Company sold its interest in community newspapers and related assets in Atlantic Canada and Saskatchewan for cash proceeds of $257.0 million. The accounting gain on this sale was $48.2 million; assets and liabilities disposed of amounted to $228.7 million and $19.9 million, respectively.

e) In October 2001, the Company completed the sale of CKVU Sub Inc., and received cash proceeds of $133.0 million. The accounting gain on the sale was $67.7 million; assets and liabilities disposed of amounted to $84.1 million and $18.8 million, respectively.

f) In September 2001, the Company completed the sale of CF Television Inc., and received cash proceeds of $87.0 million. No gain or loss arose from this transaction; assets and liabilities disposed of amounted to $87.0 million and nil, respectively.

3.	INVESTMENT IN NETWORK TEN

The Company owns approximately 14.8% (15% to February 27, 2003) of the issued ordinary shares and all of the convertible debentures and subordinated debentures of Network TEN, an Australian television broadcast network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay a market linked rate of interest.

The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 57.1% (57.5% to February 27, 2003) of all distributions paid by Network TEN. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 49.7% (50% to February 27, 2003) of the issued and outstanding shares of Network TEN at the time of conversion.

As a result of its contractual right to representation on Network TEN’s board of directors and other factors, the Company accounts for its interest in Network TEN on the equity basis. The Company has appointed three of the thirteen members of the board of directors of Network TEN.

During the year ended August 31, 2003 Network TEN issued 7.1 million shares for proceeds of $14.4 million as a result of the exercise of management stock options. This effectively diluted the Company’s economic interest in Network TEN to 57.1% from 57.5% and resulted in an investment gain of $1.9 million.

The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

Summary Consolidated Balance Sheets

	2003	2002
	$000	$000
Assets
Current assets	241,822	285,303
Other assets	37,367	11,913
Property, plant and equipment	79,288	71,875
Long term investments	11,421	2,188
Intangibles	257,477	246,305
Goodwill	88,752	49,304

	716,127	666,888

Liabilities and Shareholders’ Equity
Current liabilities	188,633	191,736
Other long term liabilities	398,047	450,063
Subordinated debentures issued to the Company	40,171	40,154
Share capital	53,150	40,146
Undistributed earnings (deficit)	35,636	(52,232)
Cumulative foreign currency translation adjustment	490	(2,979)

	716,127	666,888

Summary Consolidated Statements of Earnings

	2003	2002	2001
	$000	$000	$000
Revenue	650,952	555,653	445,179
Operating expenses	459,842	411,904	324,999
Write down of program inventory	18,082	—	—

Operating profit before amortization	173,028	143,749	120,180
Amortization of intangibles and goodwill	—	—	10,802
Amortization of property, plant, equipment and other	16,329	15,130	9,329

	156,699	128,619	100,049
Investment income and gains net of losses on write down of investments	—	(17,221)	26,427
Financing expenses	(102,124)	(28,270)	(71,343)
Goodwill impairment loss (1)	—	(56,114)	—

	54,575	27,014	55,133
Provision for (recovery of) income taxes (2)	(55,969)	59,511	19,328

Earnings (loss) before the following	110,544	(32,497)	35,805
Minority interests	48	4,737	4,354
Interest in earnings of equity accounted afilliates	—	—	940

Net earnings (loss) for the year	110,592	(27,760)	41,099

Net earnings (loss) for the year	110,592	(27,760)	41,099
Interest in respect of subordinated debentures held by the Company	78,056	5,370	56,697

Earnings (loss) for the year before interest in respect of subordinated debentures (3)	188,648	(22,390)	97,796

Summary Statements of Undistributed Earnings

	2003	2002	2001
	$000	$000	$000
Undistributed earnings (deficit) – beginning of year as previously reported	(52,232)	177,251	220,853
Adjustment for adoption of new accounting pronouncements (1)	—	(83,109)	—

Undistributed earnings (deficit) – beginning of year as adjusted	(52,232)	94,142	220,853
Earnings (loss) for the year before interest in respect of subordinated debentures	188,648	(22,390)	97,796
Distributions paid and payable	(100,780)	(123,984)	(141,398)

Undistributed earnings (deficit) – end of year	35,636	(52,232)	177,251

(1) On December 18, 2000, Network TEN acquired 60% of Eye Corp. for A$189.9 million. Under Australian generally accepted accounting principles (“GAAP”), on February 28, 2002 the Eye Corp. goodwill was written down by A$137.5 million to A$113.8 million. In August, 2002, Network TEN determined that there was a further impairment of Eye Corp. goodwill which resulted in an additional write down of A$40.9 million. Under Canadian GAAP, in accordance with the Company’s adoption of CICA Handbook Section 3062, the Eye Corp. goodwill impairment was recorded as a charge of $83.1 million to retained earnings as of September 1, 2001 with a further goodwill impairment loss of $56.1 million recorded as a charge to net earnings for year ended August 31, 2002. Under Canadian GAAP, the fair value of Eye Corp. was determined on a discounted cash flow basis. The decline in fair value was attributable to weaknesses in the out-of-home advertising market and to certain operational issues.

(2) During 2003 Network TEN and its wholly controlled Australian entities implemented a new income tax consolidation regime provided for under enacted changes to Australian tax law. During the application of the new regime, the tax values of certain assets were reset. This resulted in the recognition of additional goodwill and intangible assets of approximately $47.3 million, and equivalent additional future income tax liabilities. In addition, the new regime allowed for the uplift in the tax value of certain assets; as a result a non-recurring income tax recovery of $63.9 million was recorded related to reduction of future tax liabilities.

In 2002, Network TEN reached an agreement with the Australian Tax Office (“ATO”) regarding a dispute related to the deductibility of debenture interest paid to the Company since 1997. Under the agreement Network TEN will be entitled to deduct debenture interest until June 30, 2004. The settlement resulted in a non-recurring income tax expense of A$36.2 million to Network TEN in the year ended August 31, 2002.

(3) The Company’s economic interest in Network TEN’s earnings for the year ended August 31, 2003 is $101.3 million (2002 – $11.8 million loss), comprised of its 14.8% interest in net earnings and interest on the subordinated debentures.

At August 31, 2003 the Company’s share of undistributed earnings of Network TEN was $20.3 million,

(August 31, 2002 - NIL). The Company estimates that the market value of the Company’s investment in Network TEN, based on quoted market rates for Ten Network Holdings Limited at August 31, 2003, was approximately $1,091 million (2002 - $901 million).

4.	OTHER INVESTMENTS

	2003		2002

		Market		Market
	Cost	Value(2)	Cost	Value(2)
	$000	$000	$000	$000
Investments in publicly traded securities – at cost
Ulster Television plc (1)	92,006	108,841	92,006	148,340
Other	2,379	2,379	55,980	49,175

	94,385	111,220	147,986	197,515

Investments in private companies – at cost	8,602		8,602
Investments – on an equity basis	6,293		2,593

	109,280		159,181

During 2003 the Company sold its investment in SBS Broadcasting S.A. for proceeds of $44.1 million resulting in an investment loss of $11.0 million.

During 2002 the Company wrote down the value of various other investments by $85.5 million to reflect the non-temporary decline in market value.

(1) The Company’s 29.9% equity interest (15,763,545 ordinary shares) is accounted for at cost, as the Company has not been successful in its attempts to gain board representation or to influence UTV’s management.

(2) Market value for publicly traded securities is based on quoted market prices.

5.	PROPERTY, PLANT AND EQUIPMENT

	2003

		Accumulated
	Cost	Amortization	Net
	$000	$000	$000
Land	58,703	—	58,703
Buildings	172,355	29,633	142,722
Machinery and equipment	662,448	255,619	406,829
Leasehold and land improvements	29,707	13,141	16,566

	923,213	298,393	624,820

	2002

		Accumulated
	Cost	amortization	Net
	$000	$000	$000
Land	60,002	—	60,002
Buildings	170,302	36,630	133,672
Machinery and equipment	648,706	197,498	451,208
Leasehold and land improvements	26,785	10,967	15,818

	905,795	245,095	660,700

Property, plant and equipment located in Canada was $587.5 million (2002 - $625.8 million) and in foreign jurisdictions was $37.3 million (2002 - $34.9 million).

6.	GOODWILL

	2002	Additions	Divestitures	Other		2003
Operating segment	$000	$000	$000	$000		$000
Television – Canada	604,437	—	—	(4,025	)(1)	600,412
Television – New Zealand	19,613	—	—	—		19,613
Television – Ireland	1,223	—	—	—		1,223
Radio – New Zealand	55,239	—	—	1,775	(2)	57,014
Publishing and Online – Canada	1,898,684	—	(151,376)	(807	)(1)	1,746,501

Total	2,579,196	—	(151,376)	(3,057)		2,424,763

	2001	Additions	Divestitures	Other		2002
Operating segment	$000	$000	$000	$000		$000
Television – Canada	662,637	—	(44,800)	(13,400	)(1)	604,437
Television – New Zealand	19,613	—	—	—		19,613
Television – Ireland	1,223	—	—	—		1,223
Radio – New Zealand	53,039	—	—	2,200	(2)	55,239
Publishing and Online – Canada	2,039,607	47,000	(187,923)	—		1,898,684

Total	2,776,119	47,000	(232,723)	(11,200)		2,579,196

(1) Decrease in goodwill was related to the adjustment of WIC and CanWest Publications purchase equations including the reversal of restructuring provisions (note 9).

(2) Increase in goodwill was related to increase in currency translation rates.

7.	INTANGIBLE ASSETS

	2003

		Accumulated
	Cost	Amortization	Net
	$000	$000	$000
Finite life:
Circulation and other	140,000	44,472	95,528
Indefinite life:
Broadcast licences			639,800
Newspaper mastheads			358,490

			998,290

Total intangible assets			1,093,818

18

	2002

		Accumulated
	Cost	Amortization	Net
	$000	$000	$000
Finite life:
Circulation and other	140,000	26,972	113,028
Indefinite life:
Broadcast licences			624,940
Newspaper mastheads			358,490

			983,430

Total intangible assets			1,096,458

Amortization of intangible assets of $17.5 million was recorded in 2003 and 2002.

8.	LONG TERM DEBT

	Interest	2003	Interest	2002
	Rate (1)	$000	Rate (1)	$000
Term bank loans (2)	9.7%	1,417,148	9.7%	1,791,938
Senior subordinated notes (3)	8.2%	709,399	7.8%	705,700
Senior unsecured notes (4)	7.2%	294,500		—
Term and demand loan €17,201 (2002 - €21,375) (5)	2.7%	26,177	5.8%	32,686

Long term debt		2,447,224		2,530,324
Less portion due within one year		(63,078)		(150,865)

Long term portion		2,384,146		2,379,459

(1) The weighted average interest rate gives effect to interest rate swaps.

(2) Credit facilities provide for revolving and term loans in the maximum amounts of $600 million and $1,768.5 million, respectively, and are secured by substantially all of the assets of the Company. At August 31, 2003 the Company had drawn on availabilities under all of its term facilities, including U.S. dollar loans of US$648.8 million and had $250 million drawn under revolving facilities. The revolving credit facility matures in November 2006. The amount of credit available under the $1,768.5 million term facilities decreases periodically until maturity between November 2006 and May 2009. The Canadian dollar debt bears interest at CDOR plus a margin and the US dollar debt bears interest at LIBOR plus a margin. During 2003 the Company refinanced all of its US dollar debt and $30.2 million of its Canadian dollar debt resulting in the extension of maturity dates and reduction of interest rates.

Up to $30.0 million of the revolving credit facility is available on an operating basis, of which no amount was utilized at August 31, 2003.

(3) The senior subordinated notes include loans of US$425.0 million and loans held by the majority shareholder of CanWest in the amount of US$41.9 million (2002 - $56.1 million) which mature on May

15, 2011 and bear interest at 10.625%. The notes rank junior to the Company’s senior credit facility and are guaranteed by certain subsidiaries of the Company.

(4) The US$200.0 million senior unsecured notes mature on April 3, 2013 and bear interest at 7.625%.

(5) These credit facilities provide for demand bank loans at August 31, 2003 in the maximum amount of € 40.7 million (2002 - €47.5 million). The debt bears interest at floating rates and is secured by a letter of credit provided by the Company.

The Company has entered into various cross-currency interest rate and interest rate swaps which have resulted in fixed interest costs on its senior indebtedness. The total notional value of such instruments was $1,661.3 million at August 31, 2003 (2002 - $1,796.5 million) at rates ranging from 6.25% to 6.59% plus a margin (2002 – 5.7% to 6.63% plus a margin). As a result of debt repayment during 2003 the notional value of the swaps exceeded the principal outstanding on the debt, resulting in a swap loss of $23.0 million being recorded in earnings. The Company has also entered into a cross currency interest rate swap resulting in floating interest rates on the US$425.0 million, senior subordinated notes and the US$200.0 million, senior unsecured notes at rates based on CDOR plus a margin.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

Principal payments of long term debt, based on terms existing at August 31, 2003 over the next five years, are:

		$000
Year ending August 31,	2004	63,078
	2005	47,484
	2006	56,701
	2007	33,657
	2008	137,982

9.	RESTRUCTURING ACCRUALS

In 2000, the Company established restructuring accruals of $37.8 million related to the acquisition and integration of WIC Western International Communications Ltd. (“WIC”). This balance was made up of approximately $12.5 million in severance costs, $9.7 million related to integration and rebranding of WIC and $15.7 million in other restructuring costs.

In 2001, the Company recorded restructuring accruals of $43.0 million related to the acquisition and restructuring of its publishing operations. Restructuring activities included the centralization of certain call centres, integration of the Company’s interactive and news and editorial operations, and centralization of business, finance and information technology functions. This balance was made up of $24.5 million in involuntary severance costs, $3.6 million in lease and contract termination costs and $14.9 million in other restructuring costs.

In 2002, the Company established a restructuring accrual of $7.0 million related to its acquisition and restructuring of the National Post. This balance is primarily related to involuntary severance costs and contract cancellation costs.

In 2003, the Company undertook restructuring activities in its Canadian Media operations. The $13.0 million cost of this restructuring was related to employee severance. The restructuring expense related to the following operating segments: Canadian Broadcasting - $3.2 million, Canadian Publishing and Online - $8.8 million and Corporate and Other - $1.1 million.

For the year ended August 31 2003, expenditures charged to the restructuring accruals were $36.1 million (August 31, 2002- $43.9 million). The balance of the restructuring accruals are expected to be completed by August 31, 2004.

In 2003, the Company reversed certain unutilized restructuring accruals in the amount of $8.1 million as a result of changes in estimates. The reversal was recorded as a reduction of goodwill.

		Lease/
		contract
	Severance	termination	Integration	Other	Total
	$000	$000	$000	$000	$000
WIC integration accrual	12,450	—	9,670	15,680	37,800
CanWest Publications accrual	24,556	3,588	250	14,606	43,000
Expenditures - 2001	(3,851)	—	(8,232)	(2,259)	(14,342)

Balance August 31, 2001	33,155	3,588	1,688	28,027	66,458
National Post accrual	4,539	2,461	—	—	7,000
Expenditures - 2002	(14,728)	(3,328)	(1,438)	(7,452)	(26,946)

Balance August 31, 2002	22,966	2,721	250	20,575	46,512
Canadian Media operations accrual	12,989	—	—	—	12,989
Expenditures – 2003	(21,512)	(239)	—	(14,301)	(36,052)
Reversals - 2003	(4,117)	—	—	(3,934)	(8,051)

Balance August 31, 2003	10,326	2,482	250	2,340	15,398

10.	EQUITY INSTRUMENTS

The authorized and issued capital stock of the Company is as follows:

Authorized

An unlimited number of common shares.

An unlimited number of preference shares.

Issued

	2003	2002
	$000	$000
22,786 common shares (2002 – 22,785)	438,838	437,107
Junior subordinated notes, due November 15, 2020	752,166	934,335

	1,191,004	1,371,442

During the year ended August 31, 2003 the Company issued one common share to its parent for $1.7 million representing the carrying value of certain property and equipment transferred to the Company.

The junior subordinated notes were issued to the Company’s parent on November 16, 2000 for $766.8 million in connection with the financing of the acquisition of CanWest Publications. These junior subordinated notes bear interest at 12.155%, which under certain conditions could vary subject to a maximum limit of 13.03%. Additional junior subordinated notes were issued in satisfaction of interest. The Company has the option of settling all principal and interest obligations under the junior subordinated notes with shares, and therefore the debentures and associated interest have been classified as equity instruments. In May 2003, the Company repaid $274.0 million in junior subordinated notes.

11.	CUMULATIVE TRANSLATION ADJUSTMENTS

The cumulative foreign currency translation adjustments account reflects the net changes in the respective book values of the Company’s investments in self-sustaining foreign operations due to exchange rate fluctuations since the respective dates of their acquisition or start-up.

The changes in this account arise from changes in the Australian, New Zealand, and Euro currencies relative to the Canadian currency, and changes in the Company’s net investment in the book values of international operations.

Changes in this account were as follows:

	2003	2002	2001
	$000	$000	$000
Deferred loss, beginning of year	48,658	74,294	87,553
Deferred foreign currency gain during the year	(22,087)	(24,636)	(6,059)
Realization of translation gain (loss) due to distributions	922	(1,000)	(7,200)

Deferred loss, end of year	27,493	48,658	74,294

The balance of cumulative translation adjustments at the end of the year represents net unrealized losses (gains) as follows:

	2003	2002	2001
	$000	$000	$000
Australian dollar	5,705	8,120	19,759
New Zealand dollar	21,506	40,266	55,467
Irish punt	—	—	(932)
Euro	282	272	—

Deferred loss, end of year	27,493	48,658	74,294

12.	INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	2003	2002	2001
	$000	$000	$000
Income taxes at combined Canadian statutory rate of 36.6% (2002 — 38.7%)	46,045	60,127	17,644
Non-taxable portion of capital gains	(3,705)	(17,044)	(11,716)
Effect of valuation allowance on future tax assets	(10,594)	(3,552)	—
Non-deductible amortization expense	—	6,766	30,980
Effect of foreign income tax rates differing from Canadian income tax rates	(1,477)	(1,924)	(995)
Large corporations tax	3,853	3,250	1,788
Effect of the expected future tax rates applicable to temporary differences differing from the current income tax rate	2,458	—	(70,573)
Non-deductible expenses	1,261	—	—
Other	1,289	(13)	5,592

Provision for (recovery of) income taxes	39,130	47,610	(27,280)

An analysis of earnings before tax by jurisdiction follows:

	2003	2002	2001
	$000	$000	$000
Canada	101,551	137,566	10,907
Foreign	24,256	17,962	31,815

Earnings before tax	125,807	155,528	42,722

An analysis of the provision for (recovery of) current and future income taxes by jurisdiction follows:

	2003	2002	2001
	$000	$000	$000
Current income taxes
Canada	47,949	36,098	69,523
Foreign	371	302	203

	48,320	36,400	69,726

Future income taxes
Canada	(9,452)	11,060	(94,544)
Foreign	262	150	(2,462)

	(9,190)	11,210	(97,006)

Provision for income taxes	39,130	47,610	(27,280)

Significant components of the Company’s future income tax assets and liabilities are as follows:

	2003	2002
	$000	$000
Future tax assets
Non-capital loss carry forwards	57,550	61,399
Accounts payable and other accruals	29,756	45,417
Pension and post retirement benefits	7,139	—
Less: Valuation allowance	—	(20,717)

Total future tax assets	94,445	86,099

Future tax liabilities
Capital cost allowances in excess of book depreciation	72,867	52,845
Pension obligations	2,404	14,823
Intangible assets	386,614	398,157
Other assets	19,736	11,266

Total future tax liabilities	481,621	477,091

Net future tax liability	387,176	390,992
Current future tax asset	20,223	30,013
Current future tax liability	(6,072)	(6,072)

Net long term future tax liability	401,327	414,933

As at August 31, 2003, the Company had non capital loss carry forwards for income tax purposes of $201.0 million, that expire as follows: 2006 – $1.8 million, 2007 – $8.5 million, 2008 – $32.5 million, 2009 – $35.0 million, 2010 and thereafter – $123.2 million.

13.	STATEMENTS OF CASH FLOWS

The following amounts comprise the net change in non-cash operating accounts included in the statements of cash flows:

	2003	2002	2001
	$000	$000	$000
CASH GENERATED (UTILIZED) BY:
Accounts receivable	5,211	(36,426)	93,424
Broadcast rights	4,359	(16,548)	(55,674)
Inventory	4,681	12,342	(7,342)
Other current assets	2,673	977	(8,788)
Other assets	(7,759)	(1,195)	24,878
Accounts payable and accrued liabilities	(61,564)	(74,392)	(38,678)
Income taxes payable	84,293	33,904	(14,154)
Deferred revenue	1,360	(4,120)	1,494
Broadcast rights accounts payable	5,447	11,925	(5,816)

	38,701	(73,533)	(10,656)

The following amounts were paid on account of interest and income taxes:

	2003	2002	2001
	$000	$000	$000

Interest	259,712	258,719	237,264
Income taxes	9,052	23,005	72,923

14.	RETIREMENT ASSETS AND OBLIGATIONS

Information on the Company’s pension and post retirement benefit plans follows:

	Pension benefits		Post retirement benefits

		2002		2002
	2003	$000	2003	$000
	$000	Revised	$000	Revised
Plan Assets
Fair value – beginning of year	254,906	240,533	—	—
Plan assets acquired (disposed)	(1,330)	8,163	—	—
Investment income (loss)	(10,368)	3,739	—	—
Employer contributions	10,693	3,699	275	400
Employee contributions	6,322	5,800	—	—
Benefits paid and refunds of contributions	(9,346)	(7,027)	(275)	(400)

Fair value – end of year	250,877	254,907	—	—

The valuation of the plan net assets is based on market values with unrealized gains and losses averaged over a five year period.

Plan Obligations
Accrued benefit obligation – beginning of year	277,612	226,361	40,429	35,121
Obligation acquired (disposed)	(2,000)	8,084	—	—
Amendment to plan	16,808	—	—	—
Gain on sale of assets	—	—	(3,195)	—
Accrued interest on benefits	20,622	18,252	2,868	2,503
Current service cost	17,055	15,174	1,235	1,198
Past service costs	—	11,868	—	—
Benefits paid	(9,346)	(7,027)	(275)	(400)
Actuarial loss (gain)	16,685	4,900	(10,338)	2,007

Accrued benefit obligation – end of year	337,436	277,612	30,724	40,429

The Company’s accrued benefit asset (liability) is determined as follows:

Plan deficit	(86,559)	(22,705)	(30,724)	(40,429)
Unamortized net actuarial loss (gain)	84,481	41,639	(8,870)	1,500
Unamortized transitional (asset) obligation	6,220	(4,688)	3,329	4,938
Unamortized past service costs	16,142	11,542	1,110	—
Valuation allowance	(770)	(916)	—	—

Accrued plan asset (liability)	19,514	24,872	(35,155)	(33,991)

The valuation allowance represents the amount of surplus not recognized on the Company’s balance sheet. The Company’s benefit expense is determined as follows:

	Pension benefits			Post retirement benefits

	2003	2002	2001	2003	2002	2001
	$000	$000	$000	$000	$000	$000
Current service cost	17,055	15,174	10,586	1,235	1,198	419
Employee contributions	(6,322)	(5,800)	(4,475)	—	—	—
Accrued interest on benefits	20,622	18,252	13,814	2,868	2,503	1,959
Expected return on plan assets	(18,060)	(19,174)	(16,451)	—	—	—
Amortization of transitional (asset) obligation	610	(358)	(358)	439	439	439
Amortization of past service costs	808	527	—	—	—	—
Amortization of net actuarial loss	1,516	57	—	92	—	—
Changes in valuation allowance	(146)	(86)	(61)	—	—	—

Benefit expense	16,083	8,592	3,055	4,634	4,140	2,817
Employer contribution to the defined contribution plan	2,299	1,552	463	—	—	—

Total pension and post retirement benefit expense	18,382	10,144	3,518	4,634	4,140	2,817

Significant actuarial assumptions in measuring the Company’s accrued benefit obligations are as follows:

	Pension benefits		Post retirement benefits

	2003	2002	2003	2002
Discount rate	6.50-6.75%	6.75-7.25%	6.50-6.75%	7.25%
Expected long-term rate of return on pension plan assets	6.75-7.25%	7.00-7.25%	7.25%	7.00%
Rate of compensation increase	3.50-4.50%	3.50-4.00%	3.50-5.00%	4.00%

15.	RELATED PARTY BALANCES AND TRANSACTIONS

Due from parent and affiliated companies consist of the following:

	2003	2002
	$000	$000
Due from parent, CanWest — non-interest bearing	82,115	25,651
Due from various affiliated companies – CanWest Entertainment Inc. — non-interest bearing	60,502	59,516
Fireworks Entertainment Inc. — bearing interest at prime	372,408	381,290

Due from parent and affiliated companies	515,025	466,457

These advances have no fixed repayment terms.

The Company has entered into the following transactions with related parties. The related parties are the parent of the Company and other affiliates:

	2003	2002	2001
	$000	$000	$000
Operating expenses — acquisition of broadcast rights — Fireworks Entertainment Inc.	6,550	4,475	4,516
Interest expense – CanWest	—	—	2,613
Management fee expense – CanWest	—	—	7,600
Operating lease expense – CanWest	2,020	2,020	420

All transactions occur at the exchange amount agreed to by the parties.

Senior subordinated notes held by CanWest Communications Corporation, the parent company of CanWest totaled $58.1 million (US$41.9 million) at August 31, 2003 (2002 - $56.1 million). This debt, issued in May 2001, matures May 15, 2011 and bears interest at 10.625%. Interest expense related to this debt totaled $6.4 million in fiscal 2003 (2002 - $6.0 million). During 2003, CanWest Communications Corporation exchanged these Canadian dollar denominated notes for United States dollar denominated notes. The exchange was completed pursuant to the provisions of the original note indenture. In September 2003, the necessary filings were made with the Securities Exchange Commission to register the notes for trading.

In June 2003, a company in which an affiliate of CanWest Communications Corporation holds a 50% interest, acquired the TD Centre in Winnipeg, Manitoba, a building in which the Company is a tenant. Rent paid to this company in fiscal 2003 amounted to $195,000.

16.	FINANCIAL INSTRUMENTS

Financial instruments consist of the following:

	2003		2002

	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$000	$000	$000	$000
Short term assets	516,974	516,974	479,969	479,969
Other investments	109,280	119,822	159,181	206,117
Short term liabilities	349,823	349,823	406,616	406,616
Long term debt	2,447,224	2,331,005	2,530,324	2,474,324
Other long term liabilities	150,190	150,190	65,169	65,169
Interest rate and cross-currency swap liabilities	23,015	356,956	—	56,000

The fair value of short-term assets and liabilities, which include cash and short term investments, accounts receivable, distributions from Network TEN, income taxes recoverable, and other assets, bank loans and advances, accounts payable and accrued liabilities and broadcast rights accounts payable approximate their fair value due to the short term nature of these financial instruments.

The fair value of other investments is primarily based on quoted market prices for publicly traded securities, and the most recent purchase transactions and agreements for non-listed securities.

The fair value of advances to parent and affiliated companies are not readily determinable.

The fair value of long term debt subject to floating interest rates approximates the carrying value. The fair value of long term debt, subject to fixed interest rates, is estimated by discounting future cash flows, including interest payments, using rates currently available for debt of similar terms and maturity.

The fair values of other long term liabilities, including broadcast rights accounts payable, approximates their carrying values.

The fair values of unrealized net gains and losses on interest rate and cross-currency interest rate swaps are based on the amounts at which they could be settled based on estimates of market rates.

Credit risk

The Company is exposed to credit risk, primarily in relation to accounts receivable. Exposure to credit risk varies due to the concentration of individual balances with large advertising agencies. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectable accounts receivable.

Interest rate risk
The Company manages its exposure to fluctuations in interest rates through the use of interest rate and cross currency interest rate swap agreements, more fully described in note 8.

17.	JOINTLY CONTROLLED ENTERPRISE

The following amounts included in the consolidated financial statements represent the Company’s proportionate interest in TV3 Ireland.

	2003	2002
	$000	$000
Balance sheets
Assets
Current assets	10,182	9,329
Long term assets	9,823	12,732

	20,005	22,061

Liabilities
Current liabilities	33,692	32,906
Long term liabilities	—	4,643

	33,692	37,549

Statements of earnings
Revenue	29,461	25,643
Expenses	27,674	24,630

Net earnings	1,787	1,013

Statements of cash flows
Cash generated (utilized) by:
Operating activities	6,833	(1,936)
Investing activities	(70)	(130)
Financing activities	(6,602)	2,903

Net increase (decrease) in cash	161	857

18.	COMMITMENTS, CONTINGENCIES and GUARANTEES

Commitments

a)	The Company has entered into various agreements for the right to broadcast certain feature films and syndicated television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these additional broadcast rights is contingent on the actual production and/or the airing of the programs or films. Management estimates that at August 31, 2003 these agreements will result in future annual program and film expenditures of $250 million to $277 million.

In addition, at August 31, 2003 the company has entered into agreements to acquire investments in film and television programs amounting to $27.3 million (US$ 19.0 million).

b)	The Company’s future minimum payments under the terms of its operating lease commitments for the next five years are as follows:

$000
2004	30,045
2005	28,469
2006	24,945
2007	19,918
2008	19,492
thereafter	53,050

Contingencies

a)	In November 2000, the Company entered into a Management Services Agreement with The Ravelston Corporation Limited, a company affiliated with The Lord Black of Crossharbour and Mr. David Radler, who are directors of the Company. The agreement provides for annual payments of $6.0 million. Either party upon six months notice may terminate the agreement. In the event of termination by the Company, a fee of $45 million is payable. In the event of termination by The Ravelston Corporation Limited or in the event that The Ravelston Corporation Limited is unable to perform the services in accordance with the agreement a fee in the amount of $22.5 million is payable.

(b)	In March 2001, a statement of claim was filed against the Company and certain of the Company’s subsidiaries by CanWest Broadcasting Ltd.’s (“CBL’s”) former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The lawsuit seeks damages in excess of $345 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operations. The Company intends to vigorously defend this lawsuit.

(c)	The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

(d)	The Company has claimed $54.1 million from Hollinger related to certain unresolved matters related to the acquisition of CanWest Publications including the National Post. Certain of these matters are in dispute and may result in the claim being referred to arbitration or formal court adjudication. (note 2(b)).

Guarantees

In connection with the disposition of assets, the Company has provided customary representations and warranties that range in duration. In addition, as is customary, the Company has agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

The Company has agreed to indemnify its current and former directors and officers to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of such indemnification prevents the Company from making a reasonable estimate of the maximum potential amount if it could be required to pay to counter parties. The Company has $30 million in directors’ and officers’ liability insurance coverage.

19.	SEGMENTED INFORMATION

The Company operates primarily within the publishing, online, broadcasting, and outdoor advertising industries in Canada, New Zealand, Ireland and Australia.

Each segment below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit. Management includes its proportionate interest in the results of its equity accounted Australian television and outdoor operations in strategic decision making, therefore, these proportionate results are included in the following segmented disclosure. Segmented information in Canadian dollars is as follows:

	Revenue			Operating profit

Operating Segments	2003	2002	2001	2003	2002	2001
	$000	$000	$000	$000	$000	$000
Television
Canada	730,407	691,888	701,027	216,346	190,752	229,494
Australia - Network TEN	336,362	281,427	233,117	106,975	81,782	69,212
New Zealand	95,752	69,079	58,436	10,095	(1,938)	(8,939)
Ireland	32,490	28,317	31,056	9,729	7,654	2,748

	1,195,011	1,070,711	1,023,636	343,145	278,250	292,515
Radio - New Zealand	73,400	60,724	56,864	20,751	16,361	14,301
Publishing and Online - Canada	1,164,012	1,270,335	919,923	258,496	285,027	207,804
Outdoor - Australia	36,656	38,074	22,861	2,560	874	1,610

	2,469,079	2,439,844	2,023,284	624,952	580,512	516,230
Corporate and other	—	—	—	(23,213)	(26,807)	(13,057)

	2,469,079	2,439,844	2,023,284	601,739	553,705	503,173
Restructuring and television program impairment expenses	—	—	—	(23,305)	—	—

Total Combined	2,469,079	2,439,844	2,023,284	578,434	553,705	503,173

Elimination of equity accounted affiliates(1)	(373,018)	(319,500)	(255,978)	(99,219)	(82,655)	(69,103)

Total Consolidated	2,096,061	2,120,344	1,767,306	479,215	471,050	434,070

	Total assets		Capital expenditures

Operating Segments	2003	2002	2003	2002	2001
	$000	$000	$000	$000	$000
Television
Canada	1,485,263	1,362,562	9,364	14,392	16,465
Australia - Network TEN	372,039	345,051	11,097	12,388	8,670
New Zealand	156,662	141,677	3,056	1,518	2,163
Ireland	19,923	21,530	117	479	86

	2,033,887	1,870,820	23,634	28,777	27,384
Radio - New Zealand	163,118	150,176	2,666	1,207	1,090
Publishing and Online - Canada	2,836,809	3,236,317	9,348	17,063	21,932
Outdoor - Australia	23,789	27,867	693	2,379	2,000

	5,057,603	5,285,180	36,341	49,426	52,406
Corporate and other	874,027	796,110	13,589	17,613	—

	5,931,630	6,081,290	49,930	67,039	52,406
Restructuring and television program impairment expenses	—	—	—	—	—

Total Combined	5,931,630	6,081,290	49,930	67,039	52,406

Elimination of equity accounted affiliates(1)	(319,373)	(368,424)	(11,790)	(14,767)	(10,670)

Total Consolidated	5,612,257	5,712,866	38,140	52,272	41,736

(1)	Elimination of proportionate interest in Australia’s Network TEN and Outdoor.

20.	UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States (“U.S.”) differs from Canadian GAAP.

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

Foreign currency translation

In the U.S., distributions from self-sustaining foreign operations do not result in a realization of the cumulative translation adjustments account. Realization of such foreign currency translation adjustments occur only upon the sale of all or a part of the investment giving rise to the translation adjustments. In accordance with Canadian GAAP, reductions in the net investment in self-sustaining foreign operations result in a proportionate reduction in the cumulative foreign currency translation adjustment accounts.

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

Intangible assets

Under Canadian GAAP, certain costs related to the acquisition of broadcast licences other than through a business combination were recorded as intangible assets. Under US GAAP such costs are expensed as incurred.

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

Pension Valuation Allowances

Under Canadian GAAP, a valuation allowance is used to reduce the carrying value of pension assets to the future benefit expected to be realized. Changes in the valuation allowance are recorded as adjustments to pension expense. Under US GAAP, valuation allowances are not recorded.

Cash flow statement

The Canadian accounting standard for the preparation of cash flow statements is consistent with the guidance provided under IAS 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the Securities and Exchange Commission of the United States (“SEC”).

Proportionate consolidation

Canadian GAAP requires the accounts of jointly controlled enterprises to be proportionately consolidated. In the U.S., investments in jointly controlled entities are accounted as equity investments. This accounting difference applies to the Company’s investment in TV3 Ireland. The proportionate interest is disclosed in note 17. Accordingly, under accommodation provided by the SEC this difference is not included in the following reconciliation.

Accounting for derivative instruments and hedging activities

Under U.S. GAAP, entities are required to recognize all derivative instruments as either assets or liabilities in the balance sheet, and measure those instruments at fair value. The changes in fair value of the derivative are included in the statement of earnings. In addition, under U.S. GAAP foreign denominated debt is adjusted through earnings to reflect currency translation rates at each balance sheet date. Under Canadian GAAP hedging derivatives are eligible for hedge accounting if certain criteria are met. Non-hedging derivatives are recognized at their fair value as either assets or liabilities.

U.S. GAAP for Equity accounted affiliates

For Canadian GAAP the Company accounts for Network TEN’s derivative instruments using hedge accounting. Under U.S. GAAP the change in fair value of the instruments would be reflected in earnings as described above.

Cumulative effect of the prospective adoption of new accounting pronouncements

Under U.S. GAAP, the transitional impairment of goodwill related to Network TEN is recorded as a charge to net earnings in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangibles, where as under Canadian GAAP it was recorded as a charge to opening retained earnings. The principles and methods for computing impairment in accordance with FAS 142 are similar to those prescribed under Canadian GAAP, as described in notes 1 and 3.

Integration costs related to CanWest Publications

Under Canadian GAAP certain integration costs related to the CanWest Publications acquisition were accrued in the purchase equation. Under US GAAP, these costs are expensed as incurred.

Reconciliation of financial statements

Consolidated statements of earnings

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

	2003	2002	2001
	$000	$000	$000
Net earnings in accordance with Canadian GAAP	187,606	97,910	97,682
Pre-operating costs net of tax of ($939) (2002 – $1,331, 2001 - $1,175)	2,921	(100)	3,337
Realization of cumulative translation adjustments net of tax of nil	(922)	1,000	7,200
Reversal of amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination, net of tax of nil	—	—	938
Programming costs imposed by regulatory requirement net of tax of $2,567 (2002 – $2,438, 2001 - $774)	(3,403)	(3,232)	(1,026)
Integration costs related to CanWest Publications net of tax of $109 (2002 - $827)	(193)	(1,470)	—
Intangible assets net of tax of $860	(1,465)	—	—
Pension valuation allowances net of tax of $54 (2002 - $32, 2001 - $23)	(92)	(54)	(38)
Equity accounted affiliates in trust net of tax of nil	—	3,375	(3,375)
Reclassification of interest on junior subordinated notes from equity net of tax of $31,622 (2002 – $36,538, 2001 – 28,900)	(60,009)	(57,148)	(44,902)
Timing of tax rate enactment	—	—	14,832
US GAAP adjustments in equity accounted affiliates net of tax of ($1,955)	(3,476)	—	—
Amortization of WIC goodwill adjustment resulting from retroactive equity accounting of WIC upon regulatory approval net of tax of nil	—	—	(1,576)
Unrealized gain (loss) on interest rate and cross-currency swaps and translation of foreign denominated debt net of tax of $30,272 (2002 - $1,199, 2001 – $37,016)	(40,605)	27,535	(55,618)

33

	2003	2002	2001
	$000	$000	$000
Net earnings in accordance with U.S. GAAP before cumulative effect of adoption of new accounting policies	80,362	67,816	17,454
Cumulative effect of adoption of new accounting policies net of tax of nil (2002 - $2,500)	—	(45,269)	—

Net earnings in accordance with U.S. GAAP	80,362	22,547	17,454
Amortization of goodwill and indefinite life intangibles Net of tax of $11,975	—	—	63,506
Amortization of goodwill and indefinite life intangibles In equity accounted affiliates net of tax of nil	—	—	6,211

Net earnings in accordance with U.S. GAAP adjusted to exclude amortization expense recognized in 2001	80,362	22,547	87,171

Statements of Comprehensive Income

Comprehensive income (loss) – current periods:

	2003	2002	2001
	$000	$000	$000
Net earnings in accordance with U.S. GAAP	80,362	22,547	17,454

Other comprehensive income, net of tax:
Foreign currency translation gain	22,087	24,636	6,059

Unrealized gains (losses) on securities available for sale, net of tax of nil (2002 – nil, 2001 - nil)	(43,647)	31,387	(73,178)
Realization of prior years unrealized losses on sale / write-down of securities available for sale, net of tax of nil (2002 – nil, 2001 - nil)	10,952	60,000	(987)

	(32,695)	91,387	(74,165)

Reclassification of transition adjustment related to interest rate swaps net of tax of $68 (2002 - $69, 2001 - $70)	118	115	114

	(10,490)	116,138	67,992

Comprehensive income (loss)	69,872	138,685	50,538

Other comprehensive income (loss) – accumulated balances:

	Foreign	Unrealized	Transition
	currency	gains (losses)	adjustment
	translation	on securities	on swaps	Total
Balance, August 31, 2000	(85,783)	32,307	—	(53,476)
Transition adjustment on swaps	—	—	(2,577)	(2,577)
Change during 2001	6,059	(74,165)	114	(67,992)

Balance, August 31, 2001	(79,724)	(41,858)	(2,463)	(124,045)
Change during 2002	24,636	91,387	115	116,138

Balance, August 31, 2002	(55,088)	49,529	(2,348)	(7,907)
Change during 2003	22,087	(32,695)	118	(10,490)

Balance, August 31, 2003	(33,001)	16,834	(2,230)	(18,397)

Consolidated Balance Sheets

Balance sheet captions restated to reflect the above items are presented below:

	2003	2002
	$000	$000
ASSETS
Current assets	634,618	628,523
Investment in Network TEN	52,070	4,494
Property, plant and equipment	624,820	660,700
Intangibles and goodwill	3,536,645	3,714,768
Due from parent and affiliated companies	515,025	466,457
Other investments	126,115	208,710
Other assets	145,841	186,394

	5,635,134	5,870,046

LIABILITIES
Current liabilities	446,377	586,670
Long term debt	2,942,327	3,320,781
Other liabilities	460,646	196,835
Future income taxes	342,371	393,950

	4,191,721	4,498,236

SHAREHOLDERS’ EQUITY
Capital stock	438,838	437,107
Contributed surplus	132,953	132,953
Retained earnings	890,019	809,657
Accumulated other comprehensive income (loss)	(18,397)	(7,907)

	1,443,413	1,371,810

	5,635,134	5,870,046

A reconciliation of shareholders’ equity reflecting the differences between Canadian and U.S. GAAP is set out below:

	2003	2002
	$000	$000
Shareholders’ equity in accordance with Canadian GAAP	2,227,554	2,259,230
Adjustments relating to pre-operating costs, net of tax of $2,669 (2002 - $3,608)	(3,552)	(6,473)
Adjustment to goodwill resulting from retroactive equity accounting of WIC upon regulatory approval net of tax of nil	38,503	38,503
Programming costs imposed by regulatory requirement On business combination net of tax of $5,779 (2002 – $3,212)	(7,661)	(4,258)
Integration costs related to CanWest Publications net of tax of $936 (2002 - $827)	(1,663)	(1,470)
Reversal of amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination net of tax of nil	938	938
Adjustment from expensing intangible assets net of tax of $860	(1,465)	—
Pension valuation allowance net of tax of $285 (2002 - $339)	485	577
Adjustments to equity accounted affiliates net of tax of $1,955	(3,476)	—
Adjustment to reflect losses on interest rate and cross currency swaps net of tax of $65,951 (2002 – $35,679)	(68,688)	(28,083)
Transition adjustment on interest rate swaps, net of tax of $1,451 (2002 - $1,383)	(2,230)	(2,348)
Reclassification of junior subordinated notes to debt	(752,166)	(934,335)
Unrealized gain (loss) on other investments net of tax of nil (2002 – nil)	16,834	49,529

Shareholders’ equity in accordance with U.S. GAAP	1,443,413	1,371,810

Other

The following amounts are included in accounts receivable:

	2003	2002
	$000	$000
Allowance for doubtful accounts	14,600	13,700

The following amounts are included in operating expenses:

	2003	2002
	$000	$000
Bad debt expense	5,800	5,700
Rent expense	20,600	17,300

The following amounts are included in accrued liabilities:

	2003	2002
	$000	$000
Accrued salaries	75,800	62,200

Amortization expense related to existing finite life intangibles will be $17.5 million per year to 2005, $8.8 million in 2006, and $1.5 million in 2007 and 2008.

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

CanWest Media Inc.

Supplemental Consolidating Balance Sheet
August 31, 2003

	CanWest Media Inc.	Consolidated	Non-guarantor	Elimination
	parent company	guarantors	subsidiaries	entries	Consolidated

	$000	$000	$000	$000	$000
Assets
Current Assets
Cash	27,922	85,014	2,514	—	115,450
Accounts receivable	1,191	361,215	7,726	—	370,132
Due from Network TEN	—	20,909	—	—	20,909
Inventory	—	14,509	—	—	14,509
Broadcast rights	—	75,007	7,905	—	82,912
Future income taxes	—	20,223	—	—	20,223
Other	2,985	7,203	295	—	10,483

	32,098	584,080	18,440	—	634,618
Investment in Network TEN	—	55,546	—	—	55,546
Investment in equity accounted subsidiaries	1,424,215	—	—	(1,424,215)	—
Other investments	7	109,110	163	—	109,280
Broadcast rights	—	24,614	3,047	—	27,661
Due from parent and affiliated companies	3,138,732	(2,621,982)	(1,725)	—	515,025
Property, plant and equipment	26,936	593,770	4,114	—	624,820
Other assets	58,927	67,345	454	—	126,726
Intangibles	—	1,091,554	2,264	—	1,093,818
Goodwill	—	2,423,540	1,223	—	2,424,763

	4,680,915	2,327,577	27,980	(1,424,215)	5,612,257

Liabilities
Current liabilities
Accounts payable	5,684	90,753	11,066	—	107,503
Accrued liabilities	35,162	156,189	3,494	—	194,845
Income taxes payable	1,755	14,919	294	—	16,968
Broadcast rights accounts payable	—	28,429	2,078	—	30,507
Deferred revenue	64	29,991	12	—	30,067
Future income taxes	—	6,072	—	—	6,072
Current portion of long term debt	36,901	—	26,177	—	63,078

	79,566	326,353	43,121	—	449,040
Long term debt	2,384,146	—	—	—	2,384,146
Other accrued liabilities	—	149,924	266	—	150,190
Future income taxes	(10,351)	407,796	3,882	—	401,327

	2,453,361	884,073	47,269	—	3,384,703

Shareholder’s Equity
Equity instruments	1,191,004	438,841	846	(439,687)	1,191,004
Contributed surplus	132,953	132,953	2,654	(135,607)	132,953
Retained earnings	931,090	898,921	(22,507)	(876,414)	931,090
Cumulative foreign currency translation Adjustments	(27,493)	(27,211)	(282)	27,493	(27,493)

	2,227,554	1,443,504	(19,289)	(1,424,215)	2,227,554

	4,680,915	2,327,577	27,980	(1,424,215)	5,612,257

Shareholder’s Equity in accordance with Canadian GAAP	2,227,554	1,443,504	(19,289)	(1,424,215)	2,227,554
Adjustments relating to pre-operating costs — net of tax of $2,669	—	(3,636)	84	—	(3,552)
Programming costs imposed by regulatory requirement on business combination net of tax of $5,779	—	(7,661)	—	—	(7,661)
Adjustment to goodwill resulting from retroactive equity accounting of WIC upon regulatory approval - net of tax of nil	—	38,503	—	—	38,503
Reversal of amortization of goodwill related to future programming expenses, net of tax of nil	—	938	—	—	938
Integration costs related to CanWest Publications net of tax of $936	—	(1,663)	—	—	(1,663)
Adjustment to reflect losses on interest rate and cross currency swaps net of tax of $65,951	(68,688)	—	—	—	(68,688)
Adjustment from expensing intangible assets net of tax of $860	—	(1,465)	—	—	(1,465)
Pension valuation allowance net of tax of $285	—	485	—	—	485
Adjustments to equity accounted affiliates net of tax of $1,955	—	(3,476)	—	—	(3,476)
Transition adjustment on interest rate swaps, net of tax of $1,451	(2,230)	—	—	—	(2,230)
Reclassification of junior subordinated notes to debt	(752,166)	—	—	—	(752,166)
Unrealized gain on other investments net of tax of nil	—	16,834	—	—	16,834

Shareholder’s equity in accordance with U.S GAAP	1,404,470	1,482,363	(19,205)	(1,424,215)	1,443,413

CanWest Media Inc.

Supplemental Consolidating Statement of Operations
For the Year Ended August 31, 2003

	CanWest Media Inc.	Consolidated	Non-guarantor	Elimination
	parent company	guarantors	subsidiaries	entries	Consolidated

	$000	$000	$000	$000	$000
Revenue	—	2,037,501	58,560	—	2,096,061
Operating expenses	—	1,042,338	30,040	—	1,072,378
Selling, general and administrative expenses	15,440	508,441	7,598	—	531,479
Restructuring and film and television program impairment expenses	—	12,989	—	—	12,989

	(15,440)	473,733	20,922	—	479,215
Amortization of broadcast licenses, goodwill and circulation	—	17,500	—	—	17,500
Amortization of property, plant and equipment	4,668	62,665	2,767	—	70,100
Other amortization	—	5,819	1,268	—	7,087

	(20,108)	387,749	16,887	—	384,528
Financing (expenses) income	119,489	(359,666)	(8,301)	—	(248,478)
Dividend income	—	3,532	—	—	3,532

	99,381	31,615	8,586	—	139,582
Investment gains net of write-down of investments	(10,386)	19,626	—	—	9,240
Interest rate swap loss	(23,015)	—	—	—	(23,015)

	65,980	51,241	8,586	—	125,807
Provision for (recovery of) income taxes	26,301	9,737	3,092	—	39,130

Earnings before the following	39,679	41,504	5,494	—	86,677
Interest in earnings of Network TEN	—	101,339	—	—	101,339
Interest in earnings (loss) of other equity accounted affiliates	147,927	(1,332)	—	(147,927)	(1,332)
Realized currency translation adjustments	—	922	—	—	922

Net earnings for the year	187,606	142,433	5,494	(147,927)	187,606
Retained earnings – beginning of year	803,493	747,297	(18,810)	(728,487)	803,493
Dividends	—	9,191	(9,191)	—	—
Interest on junior subordinated debentures – net of tax of $31,622	(60,009)	—	—	—	(60,009)

Retained earnings – end of year	931,090	898,921	(22,507)	(876,414)	931,090

Net earnings in accordance with Canadian GAAP	187,606	142,433	5,494	(147,927)	187,606
Pre-operating costs net of tax of ($939)	—	20	2,901	—	2,921
Realization of currency translation adjustments net of tax of nil	—	(922)	—	—	(922)
Integration costs related to CanWest Publications net of tax of $109	—	(193)	—	—	(193)
Programming costs imposed by regulatory requirement, net of tax of $2,567	—	(3,403)	—	—	(3,403)
Reclassification of interest on junior subordinated debentures from equity net of tax of $31,622	(60,009)	—	—	—	(60,009)
Intangible assets net of tax of $860	—	(1,465)	—	—	(1,465)
Pension valuation allowances net of tax of $54	—	(92)	—	—	(92)
US GAAP adjustments in equity accounted affiliates net of tax of ($1,955)	—	(3,476)	—	—	(3,476)
Unrealized gain (loss) on interest rate and cross currency swaps and translation of foreign denominated debt bet of tax of $30,272	(40,605)	—	—	—	(40,605)

Net earnings (loss) in accordance with U.S. GAAP	86,992	132,902	8,395	(147,927)	80,362

CanWest Media Inc.

Supplemental Consolidating Statement of Cash Flows
For the Year Ended August 31, 2003

	CanWest Media Inc.	Consolidated	Non-guarantor	Elimination
	parent company	guarantors	subsidiaries	entries	Consolidated

	$000	$000	$000	$000	$000
CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings for the year	187,606	142,433	5,494	(147,927)	187,606
Items not affecting cash
Amortization	14,114	85,984	4,035	—	104,133
Future income taxes	(5,899)	(5,957)	2,666	—	(9,190)
Interest in loss of Network TEN	—	(101,339)	—	—	(101,339)
Interest in loss (earnings) of equity accounted affiliates	(147,927)	1,332	—	147,927	1,332
Interest rate swap loss	23,015	—	—	—	23,015
Realized translation adjustments	—	(922)	—	—	(922)
Investment gains net of write-down of investments	—	(9,240)	—	—	(9,240)
Pension expense	—	7,609	—	—	7,609
Distributions from Network TEN	—	33,378	—	—	33,378

	70,909	153,278	12,195	—	236,382
Changes in non-cash operating accounts	33,644	(57,258)	62,315	—	38,701

	104,553	96,020	74,510	—	275,083

Investing Activities
Other investments	—	(4,311)	—	—	(4,311)
Investment in broadcast licences	—	(2,260)	(65)	—	(2,325)
Proceeds from sale of investments	—	45,605	—	—	45,605
Proceeds from divestitures	—	193,500	—	—	193,500
Purchase of property, plant and equipment	(13,588)	(24,435)	(117)	—	(38,140)
Advances to parent and affiliated companies	292,760	(291,058)	(50,270)	—	(48,568)

	279,172	(82,959)	(50,452)	—	145,761

Financing Activities
Dividends paid	—	9,191	(9,191)	—	—
Issuance of long term debt	294,700	—	—	—	294,700
Repayment of long term debt	(636,931)	—	(14,672)	—	(651,603)
Issuance of share capital	1,731	—	—	—	1,731

	(340,500)	9,191	(23,863)	—	(355,172)

Net change in cash	43,225	22,252	195	—	65,672
Cash — beginning of year	(15,303)	62,762	2,319	—	49,778

Cash — end of year	27,922	85,014	2,514	—	115,450

CanWest Media Inc.

Supplemental Consolidating Balance Sheet
August 31, 2002

	CanWest Media Inc.	Consolidated	Non-guarantor	Elimination
	parent company	guarantors	subsidiaries	entries	Consolidated

	$000	$000	$000	$000	$000
Assets
Current Assets
Cash	(15,303)	62,762	2,319	—	49,778
Accounts receivable	803	368,630	12,904	—	382,337
Income taxes recoverable	2,842	32,288	(507)		34,623
Inventory	—	19,836	—	—	19,836
Broadcast rights	—	90,193	7,903	—	98,096
Future income taxes	—	30,013	—	—	30,013
Other	1,218	11,559	454	—	13,231

	(10,440)	615,281	23,073	—	627,914
Investment in Network TEN	—	4,494	—	—	4,494
Investment in equity accounted subsidiaries	1,253,792	—	—	(1,253,792)	—
Other investments	7	159,173	1	—	159,181
Broadcast rights	—	19,359	3,813	—	23,172
Due from parent and affiliated companies	3,431,492	(2,913,040)	(51,995)	—	466,457
Property, plant and equipment	16,555	634,478	9,667	—	660,700
Other assets	67,796	24,479	3,019	—	95,294
Intangibles	—	1,093,274	3,184	—	1,096,458
Goodwill	—	2,577,973	1,223	—	2,579,196

	4,759,202	2,215,471	(8,015)	(1,253,792)	5,712,866

Liabilities
Current liabilities
Accounts payable	—	154,609	3,643	—	158,252
Accrued liabilities	2,334	201,014	9,722	—	213,070
Broadcast rights accounts payable	—	34,511	783	—	35,294
Deferred revenue	—	30,522	—	—	30,522
Future income taxes	—	6,072	—	—	6,072
Current portion of long term debt	122,822	—	28,043	—	150,865

	125,156	426,728	42,191	—	594,075
Long term debt	2,374,816	—	4,643	—	2,379,459
Other accrued liabilities	—	64,903	266	—	65,169
Future income taxes	—	416,969	(2,036)	—	414,933

	2,499,972	908,600	45,064	—	3,453,636

Shareholder’s Equity
Equity instruments	1,371,442	437,110	1,246	(438,356)	1,371,442
Contributed surplus	132,953	132,953	2,654	(135,607)	132,953
Retained earnings	803,493	785,195	(56,708)	(728,487)	803,493
Cumulative foreign currency translation Adjustments	(48,658)	(48,387)	(271)	48,658	(48,658)

	2,259,230	1,306,871	(53,079)	(1,253,792)	2,259,230

	4,759,202	2,215,471	(8,015)	(1,253,792)	5,712,866

Shareholder’s Equity in accordance with Canadian GAAP	2,259,230	1,306,871	(53,079)	(1,253,792)	2,259,230
Adjustments relating to pre-operating costs — net of tax of $3,608	—	(3,656)	(2,817)	—	(6,473)
Programming costs imposed by regulatory requirement on business combination net of tax of $3,212	—	(4,258)	—	—	(4,258)
Adjustment to goodwill resulting from retroactive equity accounting of WIC upon regulatory approval - net of tax of nil	—	38,503	—	—	38,503
Reversal of amortization of goodwill related to future programming expenses, net of tax of nil	—	938	—	—	938
Integration costs related to CanWest Publications net of tax of $827	—	(1,470)	—	—	(1,470)
Pension valuation allowance net of tax of $339	—	577	—	—	577
Adjustment to reflect losses on interest rate and cross currency swaps net of tax of $35,748	(28,083)	—	—	—	(28,083)
Transition adjustment on interest rate swaps net of tax of $1,383	(2,348)	—	—	—	(2,348)
Reclassification of junior subordinated notes to debt	(934,335)	—	—	—	(934,335)
Adjustment to reflect unrealized gain on other investments net of tax of nil	—	49,529	—	—	49,529

Shareholder’s equity in accordance with U.S GAAP	1,294,464	1,387,034	(55,896)	(1,253,792)	1,371,810

CanWest Media Inc.

Supplemental Consolidating Statement of Operations
For the Year Ended August 31, 2002

	CanWest Media Inc.	Consolidated	Non-guarantor	Elimination
	parent company	guarantors	subsidiaries	entries	Consolidated

	$000	$000	$000	$000	$000
Revenue	—	2,046,669	73,675	—	2,120,344
Operating expenses	—	1,066,135	42,807	—	1,108,942
Selling, general and administrative expenses	9,628	515,390	15,334	—	540,352

	(9,628)	465,144	15,534	—	471,050
Amortization of broadcast licenses, goodwill and circulation	—	17,500	—	—	17,500
Amortization of property, plant and equipment	2,356	68,033	3,041	—	73,430
Other amortization	—	2,994	3,676	—	6,670

	(11,984)	376,617	8,817	—	373,450
Financing (expenses) income	129,153	(373,371)	(10,788)	—	(255,006)
Investment gains net of write-down of investments	—	33,843	—	—	33,843
Dividend income	—	3,241	—	—	3,241

	117,169	40,330	(1,971)	—	155,528
Provision for (recovery of) income taxes	33,338	16,281	(2,009)	—	47,610

Earnings before the following	83,831	24,049	38	—	107,918
Minority interest	—	4,330	—	—	4,330
Interest in loss of Network TEN	—	(11,815)	—	—	(11,815)
Interest in earnings of equity accounted affiliates	14,079	(1,523)	—	(14,079)	(1,523)
Realized currency translation adjustments	—	(1,000)	—	—	(1,000)

Net earnings for the year	97,910	14,041	38	(14,079)	97,910
Retained earnings – beginning of year	808,000	876,133	(54,456)	(821,677)	808,000
Adjustment for the adoption of new accounting pronouncement	(45,269)	(45,269)	—	45,269	(45,269)
Dividends	—	(59,710)	(2,290)	62,000	—
Interest on junior subordinated debentures – net of tax of $36,538	(57,148)	—	—	—	(57,148)

Retained earnings – end of year	803,493	785,195	(56,708)	(728,487)	803,493

Net earnings in accordance with Canadian GAAP	97,910	14,041	38	(14,079)	97,910
Pre-operating costs net of tax of $1,331	—	(3,656)	3,556	—	(100)
Realization of currency translation adjustments net of tax of nil	—	1,000	—	—	1,000
Integration costs related to CanWest Publications net of tax of $827	—	(1,470)	—	—	(1,470)
Pension valuation allowances net of tax of $32	—	(54)	—	—	(54)
Programming costs imposed by regulatory requirement, net of tax of $2,438	—	(3,232)	—	—	(3,232)
Equity accounted affiliates in trust, net of tax of $nil	—	3,375	—	—	3,375
Reclassification of interest on junior subordinated debentures from equity net of tax of $36,538	(57,148)	—	—	—	(57,148)
Unrealized gain (loss) on interest rate and cross currency interest rate swaps net of tax of $1,199	27,535	—	—	—	27,535

Net earnings (loss) in accordance with U.S. GAAP before cumulative effect of adoption of new accounting policy	68,297	10,004	3,594	(14,079)	67,816
Cumulative effect of adoption of new goodwill and intangibles accounting policy net of tax of $2,500	—	(45,269)	—	—	(45,269)

Net earnings (loss) in accordance with U.S. GAAP	68,297	(35,265)	3,594	(14,079)	22,547

CanWest Media Inc.

Supplemental Consolidating Statement of Cash Flows
For the Year Ended August 31, 2002

	CanWest Media Inc.	Consolidated	Non-guarantor	Elimination
	parent company	guarantors	subsidiaries	Entries	Consolidated

	$000	$000	$000	$000	$000
CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings for the year	97,910	14,041	38	(14,079)	97,910
Items not affecting cash
Amortization	12,298	88,527	6,717	—	107,542
Future income taxes	—	11,060	150	—	11,210
Interest in loss of Network TEN	—	11,815	—	—	11,815
Interest in loss (earnings) of equity accounted affiliates	(14,079)	1,523	—	14,079	1,523
Minority interests	—	(4,330)	—	—	(4,330)
Realized translation adjustments	—	1,000	—	—	1,000
Investment gains net of write-down of investments	—	(33,843)	—	—	(33,843)
Pension expense	—	6,445	—	—	6,445
Distributions from Network TEN	—	60,984	—	—	60,984

	96,129	157,222	6,905	—	260,256
Changes in non-cash operating accounts	4,061	(80,235)	2,641	—	(73,533)

	100,190	76,987	9,546	—	186,723

Investing Activities
Other investments	—	(4,400)	(787)	—	(5,187)
Proceeds from sale of investments	—	87,000	—	—	87,000
Proceeds from divestitures	—	390,059	—	—	390,059
Purchase of property, plant and equipment	(18,735)	(33,058)	(479)	—	(52,272)
Advances to parent and affiliated companies	329,650	(374,925)	—	—	(45,275)

	310,915	64,676	(1,266)	—	374,325

Financing Activities
Dividends paid	62,000	(59,710)	(2,290)	—	—
Repayment of long term debt	(488,408)	—	(5,295)	—	(493,703)
Net change in bank loans and advances	—	(28,999)	—	—	(28,999)

	(426,408)	(88,709)	(7,585)	—	(522,702)

Net change in cash	(15,303)	52,954	695	—	38,346
Cash — beginning of year	—	9,808	1,624	—	11,432

Cash — end of year	(15,303)	62,762	2,319	—	49,778

CanWest Media Inc.

Supplemental Consolidating Statement of Operations
For the Year Ended August 31, 2001

	CanWest Media Inc.	Consolidated	Non-guarantor	Elimination
	parent company	guarantors	subsidiaries	entries	Consolidated

	$000	$000	$000	$000	$000
Revenue	—	1,594,387	172,919	—	1,767,306
Operating expenses	—	828,224	137,291	—	965,515
Selling, general and administrative expenses	(913)	359,483	9,151	—	367,721

	913	406,680	26,477	—	434,070
Amortization of intangibles and goodwill	—	87,404	1,915	—	89,319
Amortization of property, plant and equipment	—	54,060	5,468	—	59,528
Other amortization	—	2,172	3,068	—	5,240

	913	263,044	16,026	—	279,983
Financing (expenses) income	69,974	(331,986)	(6,831)	—	(268,843)
Investment income and gains	—	28,630	—	—	28,630
Dividend income	—	2,952	—	—	2,952

	70,887	(37,360)	9,195	—	42,722
Provision for (recovery of) income taxes	29,630	(62,456)	5,546	—	(27,280)

Earnings before the following	41,257	25,096	3,649	—	70,002
Minority interest	—	(3,196)	—	—	(3,196)
Interest in earnings of Network TEN	—	52,567	—	—	52,567
Interest in earnings of equity accounted affiliates	56,425	(14,491)	—	(56,425)	(14,491)
Realized currency translation adjustments	—	(7,200)	—	—	(7,200)

Net earnings for the year	97,682	52,776	3,649	(56,425)	97,682
Retained earnings – beginning of year	755,549	753,870	5,257	(759,127)	755,549
Adjustment for the adoption of new accounting pronouncement	(329)	(3,910)	—	3,910	(329)
Dividends	—	48,095	(48,095)	—	—
Interest on junior subordinated debentures – net of tax of $28,900	(44,902)	—	—	—	(44,902)

Retained earnings – end of year	808,000	850,831	(39,189)	(811,642)	808,000

Net earnings in accordance with Canadian GAAP	97,682	52,776	3,649	(56,425)	97,682
Pre-operating costs net of tax of $1,175	—	—	3,337	—	3,337
Realization of currency translation adjustments net of tax of nil	—	7,200	—	—	7,200
Pension valuation allowances net of tax of $23		(38)			(38)
Reversal of amortization of goodwill related to future programming expenses imposed by regulatory requirement on business combination, net of tax of nil	—	938	—	—	938
Programming costs imposed by regulatory requirement, net of tax of $774	—	(1,026)	—	—	(1,026)
Equity accounted affiliates in trust, net of tax of nil	—	(3,375)	—	—	(3,375)
Reclassification of interest on junior subordinated notes from equity net of tax of $28,900	(44,902)	—	—	—	(44,902)
Timing of tax rate enactment	—	14,832	—	—	14,832
Amortization of WIC goodwill adjustment resulting from retroactive equity accounting of WIC upon regulatory approval net of tax of nil	—	(1,576)	—	—	(1,576)
Unrealized gain (loss) on interest rate and cross currency interest rate swaps, net of tax of $37,016	(55,618)	—	—	—	(55,618)

Net earnings in accordance with U.S. GAAP	(2,838)	69,731	6,986	(56,425)	17,454
Amortization of goodwill and indefinite life intangibles net of tax of $11,975	—	61,591	1,915	—	63,506
Amortization of goodwill and indefinite life intangibles in equity accounted affiliates net of tax of nil	—	6,211	—	—	6,211

	CanWest Media Inc.	Consolidated	Non-guarantor	Elimination
	parent company	guarantors	subsidiaries	entries	Consolidated

	$000	$000	$000	$000	$000
Net earnings in accordance with U.S. GAAP adjusted to exclude amortization expense recognized in 2001	(2,838)	137,533	8,901	(56,425)	87,171

CanWest Media Inc.

Supplemental Consolidating Statement of Cash Flows
For the Year Ended August 31, 2001

	CanWest Media Inc.	Consolidated	Non-guarantor	Elimination
	parent company	guarantors	subsidiaries	entries	Consolidated

	$000	$000	$000	$000	$000
CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings for the year	97,682	52,776	3,649	(56,425)	97,682
Items not affecting cash
Amortization	6,583	149,945	8,600	—	165,128
Future income taxes	—	(89,476)	(7,530)	—	(97,006)
Interest in earnings of Network TEN	—	(52,567)	—	—	(52,567)
Interest in loss (earnings) of equity accounted affiliates	(56,425)	14,491	—	56,425	14,491
Minority interests	—	3,196	—	—	3,196
Realized translation adjustments	—	7,200	—	—	7,200
Write-off of deferred financing fees	17,900	—	—	—	17,900
Investment income and gains	—	(28,630)	—	—	(28,630)
Pension expense	—	2,909	—	—	2,909
Distributions from Network TEN	—	71,096	—	—	71,096

	65,740	130,940	4,719	—	201,399
Changes in non-cash operating accounts	(12,481)	(19,836)	21,661	—	(10,656)

	53,259	111,104	26,380	—	190,743

Investing Activities
Acquisitions	—	(2,007,291)	—	—	(2,007,291)
Other investments	—	52,090	(52,090)	—	—
Proceeds from sale of investments	—	64,045	—	—	64,045
Proceeds from divestitures	—	32,454	—	—	32,454
Purchase of broadcast facilities and licenses	—	(1,106)	(627)	—	(1,733)
Purchase of property, plant and equipment	—	(41,118)	(618)	—	(41,736)
Advances to parent and affiliated companies	(3,062,322)	2,851,733	60,525	—	(150,064)

	(3,062,322)	950,807	7,190	—	(2,104,325)

Financing Activities
Dividends paid	—	48,095	(48,095)	—	—
Issuance (repayment) of long-term debt	3,009,063	(1,166,721)	(10,730)	—	1,831,612
Net change in bank loans and advances	—	24,682	(943)	—	23,739

	3,009,063	(1,093,944)	(59,768)	—	1,855,351

Net change in cash	—	(32,033)	(26,198)	—	(58,231)
Cash — beginning of year	—	35,513	34,150	—	69,663

Cash — end of year	—	3,480	7,952	—	11,432

THE TEN GROUP PTY LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2003
(expressed in Australian dollars)

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
STATEMENTS OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 31 AUGUST 2003

			2003	2002	2001
	Note		$’000	$’000	$’000
Revenue from ordinary activities	2		732,995	667,012	664,157

Television costs			(483,376)	(446,110)	(401,061)
Out of Home costs			(75,107)	(272,214)	(65,683)
Ventures costs			—	—	(31,099)
Borrowing costs	3	(b)	(117,333)	(37,355)	(93,263)
Share of net profit of associates and joint ventures accounted for using the equity method	26		2,430	916	588

Profit/(Loss) from ordinary activities before income tax			59,609	(87,751)	73,639
Income tax revenue/(expense)	4	(a)	27,223	(70,530)	(23,822)

Net profit/(loss) from ordinary activities after income tax			86,832	(158,281)	49,817
Net loss attributable to outside equity interests			54	29,790	5,451

Net profit/(loss) attributable to members of the Company	24		86,886	(128,491)	55,268

(Decrease)/Increase in asset revaluation reserve	23		(208,098)	751,400	—
Net exchange difference on translation of financial report of foreign controlled entities	23		(431)	(81)	18

Total changes in equity from non-owner related transactions attributable to the members of the Company			(121,643)	622,828	55,286

The above statements of financial performance should be read in conjunction with the accompanying notes.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
STATEMENTS OF FINANCIAL POSITION
AS AT 31 AUGUST 2003

			2003	2002
	Note		$’000	$’000
Current Assets
Cash	5		20,982	11,799
Receivables	6		127,808	116,124
Inventories	7		123,417	127,638
Current tax receivables	4	(d)	—	63,716
Other	8		4,022	12,029

Total Current Assets			276,229	331,306

Non-Current Assets
Receivables	9		2,532	2,116
Inventories	12		3,005	1,565
Investments accounted for using the equity method	10		10,162	2,888
Other financial assets	11		2,553	2,553
Property, plant and equipment	13		89,202	84,779
Intangibles	14		1,156,190	1,159,707
Deferred tax assets	4	(e)	108	8,270
Other	15		1,397	626

Total Non-Current Assets			1,265,149	1,262,504

Total Assets			1,541,378	1,593,810

Current Liabilities
Payables	16		215,875	159,958
Interest-bearing liabilities	17		945	29,247
Current tax liabilities	4	(d)	16,110	—
Provisions	18		23,789	40,737

Total Current Liabilities			256,719	229,942

Non-Current Liabilities
Payables	19		36,377	26,521
Interest-bearing liabilities	20		434,457	510,111
Deferred tax liabilities	4	(f)	224,286	32,042
Provisions	21		1,796	1,971

Total Non-Current Liabilities			696,916	570,645

Total Liabilities			953,635	800,587

Net Assets			587,743	793,223

Equity
Contributed equity	22		59,934	45,500
Reserves	23		543,737	752,266
Retained earnings	24		(15,947)	(4,468)

Total parent entity interest			587,724	793,298
Outside equity interests in controlled entities	30		19	(75)

Total Equity			587,743	793,223

The above statements of financial performance should be read in conjunction with the accompanying notes.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 31 AUGUST 2003

			2003	2002	2001
	Note		$’000	$’000	$’000
Cash and its equivalents
Cash on hand	5		80	65	69
Cash at bank	5		20,902	11,734	21,700
Bank overdraft	17		—	(1,791)	(1,084)

At end of year			20,982	10,008	20,685
At beginning of year			10,008	20,685	38,309

Net cash inflow/(outflow) for the year			10,974	(10,677)	(17,624)

Represented by:
Cash Flows from operating activities
Receipts from customers			786,459	745,199	610,972
Payments to suppliers and employees			(603,836)	(609,867)	(521,070)
Dividends received			1,915	346	1,959
Interest received			2,416	933	1,424
Bank interest paid			(26,501)	(25,503)	(18,897)
Income tax received/(paid)
Prior year refunds received			71,188	4,447	—
Current year payments			(33,706)	(56,305)	(55,043)
Tax settlement			—	(36,158)	—

Net cash flow from operating activities	36		197,935	23,092	19,345

Cash Flows from investment activities
Acquisition of property, plant and equipment			(23,909)	(25,490)	(23,120)
Proceeds on disposal of property, plant and equipment			591	326	13,282
Sale of equity investments			—	142	91,682
Payment for investments			(5,567)	—	—
Purchase of controlled entities (net of cash acquired)	25	(b)	—	(10,000)	(184,711)
Payment for intangible licence rights			—	—	(1,000)
Payment for Out-of-home investments and site acquisitions			—	(6,361)	—
Advances/(repayments) from/(to):
Controlled entities			—	—	—
Associated companies and joint ventures			122	11	(12,173)
Directors of controlled entities			350	(1,017)	1,017
Other related parties			—	(1,138)	(7,766)
Other			(169)	153	(2,837)

Net cash flow from investment activities			(28,582)	(43,374)	(125,626)

Cash Flows from financing activities
Dividends paid			(53,602)	(66,221)	(73,797)
Debenture interest paid			(30,018)	(66,221)	(73,797)
Debenture interest – withholding tax			(3,002)	(6,622)	(7,380)
Amounts received/(paid) re: Tax Dispute			16,972	(16,972)	—
Financing establishment costs paid			(1,467)	—	—
Proceeds from exercise of options			14,434	—	—
Proceeds from borrowings			380,084	538,000	526,435
Repayment of borrowings			(481,780)	(372,359)	(282,804)

Net cash flow from financing activities			(158,379)	9,605	88,657

Net cash inflow/(outflow) for the year			10,974	(10,677)	(17,624)

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

The above statements of cash flows should be read in conjunction with the accompanying notes.

1	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention except for certain assets which are at valuation. The accounting policies adopted are consistent with those of the previous year, except for the change in Income Taxes as detailed at point (b) below. Comparative information has been reclassified where appropriate to enhance comparability.

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

All intercompany transactions are eliminated in full. Outside equity interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

(b)	Income Tax

The income tax expense or revenue for the year is the tax payable on the current year’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantially enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and assessable temporary differences to measure the deferred tax asset or liability.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of distributions from controlled entities and it is probable that the temporary difference will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Change in Accounting Policy for Income Tax

The above policy was adopted with effect from 1 September 2002 to comply with AASB 1020 Income Taxes released in December 1999 and applied to the year ended 31 August 2003 in accordance with a written election by the directors under subsection 334(5) of the Corporations Act 2001. In previous years, income tax expense in the statement of financial performance was calculated by reference to the accounting profit after allowing for permanent differences and deferred tax was not recognised in relation to amounts recognised directly in equity.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

1	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Income Tax (continued)

The change in accounting policy has resulted in the recognition of deferred tax liabilities on the difference between accounting and taxation values of television licences and capitalised licences at 31 August 2002. The adjustments were as follows:

•	Increase in consolidated deferred tax liabilities of $270,192,000

•	A reduction in consolidated asset revaluation reserve of $225,413,000

•	A reduction in consolidated retained earnings of $44,779,000.

These adjustments resulted in a net reduction in consolidated net assets and consolidated total equity of $270,192,000 as at 31 August 2002. It is not practical to restate the prior financial year results as if the new accounting policy had always applied.

Tax Consolidation Legislation

The Ten Group Pty Limited and its wholly-owned Australian controlled entities implemented the tax consolidation legislation as of 1 July 2003. The Australian Taxation Office has not yet been notified of this decision.

The deferred tax balances recognised by the parent entity and the consolidated entity in relation to wholly-owned entities joining the tax consolidated group are initially measured and remeasured based on the carrying amounts of the assets and liabilities of those entities at the level of the tax consolidation group and their tax values, as applicable under tax consolidation. The resetting of tax values of the assets on entering the tax consolidation regime on 1 July 2003 has resulted in the following adjustments:

•	Decrease in consolidated deferred tax liabilities of $62,041,000

•	An increase in consolidated asset revaluation reserve of $17,315,000

•	A decrease in current year income tax expense of $44,726,000.

These adjustments resulted in a net increase in consolidated net assets and consolidated total equity of $62,041,000.

The Ten Group Pty Limited, as the head entity in the tax consolidation group, recognises current and deferred tax amounts relating to transactions, events and balances of the controlled entities in this group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under a tax sharing agreement with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. Expenses and revenues arising under the tax sharing agreement are recognised as a component of income tax expense/(revenue).

(c)	Receivables and Revenue Recognition

Revenue is recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Revenue from core operating activities consists of advertising and media revenues and is recognised when the advertisement has been broadcast/displayed or the media service performed.

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
FOR THE YEAR ENDED 31 AUGUST 2003

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

Television programs at balance date for which the telecast licence period has commenced or will commence in the succeeding year have been classified as a current asset.

Other Inventories

All other inventories are carried at the lower of cost and net realisable value.

(e)	Property, plant and equipment

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

	2003	2002
Buildings	40 years	40 years
Plant and Equipment	3 to 10 years	3 to 10 years

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

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

1	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Investments

Controlled entities

Investments in controlled entities are carried in the Company’s financial statements at the lower of cost and recoverable amount.

Associates and Joint Ventures

Investments in associates and joint ventures are carried in the Company’s financial statements at the lower of cost and recoverable amount.

Investments in associates and joint ventures are detailed in Note 26 and comprise those investments where the consolidated entity exercises significant influence but not control.

Information determined in accordance with the equity method of accounting is detailed in Note 26 to the financial statements in respect of material investments in associated and joint venture companies. The consolidated entity’s equity accounted share of the associates’ and joint ventures’ net profit or loss is recognised in the consolidated statement of financial performance from the date significant influence commences until the date significant influence ceases.

In the prior year, joint ventures were accounted for using the proportional consolidation method, rather than the equity method, the effects of which are not material.

(h)	Leases

Operating leases

Operating leases are those leases under which the lessor effectively retains substantially all the risks and benefits incident to ownership of leased non-current assets.

The present value of future payments for surplus leased space under non-cancellable operating leases is recognised as a liability, net of sub-leasing revenue, in the period in which it is determined that the leased space will be of no future benefit to the company. Each lease payment is allocated between the liability and finance charge.

Finance leases

Finance leases are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease.

Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are expensed. Contingent rentals are expensed as incurred.

(i)	Recoverable Amount of Non-Current Assets Measured on the Cost Basis

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

The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market-determined, risk-adjusted discount rate. The discount rates used ranged from 10%-12% (2002: 12%-14%) depending on the nature of the assets.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

1	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial period and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(k)	Employee Entitlements

Liabilities for wages and salaries, annual leave and long service leave expected to be settled within 12 months of the reporting date are recognised, and are measured at the amounts expected to be paid when the liabilities are settled.

The liability for long service leave expected to be settled more than 12 months from reporting date and Indonesian statutory severance entitlements are recognised, and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels including related on-costs, experience of employee departures and periods of service.

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

Borrowing costs are recognised as expenses in the period in which they are incurred. Borrowing costs include interest on bank overdrafts, finance lease charges, short-term and long-term borrowings. Ancillary costs incurred in connection with arrangement of borrowings are capitalised and amortised over the period of the loan.

So as to hedge some or all of the financial exposure of the long-term borrowings at variable market determined interest rates, the consolidated entity enters into interest swap contracts. The costs of such contracts are brought to account in the periods to which they relate and are included in interest expense.

(p)	Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the Directors on or before the end of the financial year but not distributed at balance date.

(q)	Program Development

The consolidated entity’s long term commitment to program planning and development requires significant expenditure on an infrequent basis. Accordingly, where appropriate, amounts are set aside as a charge against revenue to reflect more properly the ongoing nature of these expenses in the periods in which they accrue.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

1	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Acquisition of Assets

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

(s)	Foreign Currency Translation

(i)	Transactions

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

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

2	REVENUE FROM ORDINARY ACTIVITIES

		2003	2002	2001
	Note	$’000	$’000	$’000
Revenue from Operating Activities
Sales revenue		729,865	665,555	551,174
Revenue from Outside the Operating Activities
Dividends - Other		—	66	5,702
Interest
Other		2,539	923	1,354
Gross proceeds on sale of listed investments		—	142	92,645
Gross proceeds on sale of property, plant and equipment		591	326	13,282

Total Revenue from Ordinary Activities		732,995	667,012	664,157

3	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX

		2003	2002	2001
	Note	$’000	$’000	$’000
(a) Individually significant items included in profit from ordinary activities before related income tax expense
Write down of goodwill and other charges		(20,000)	(178,421)	(3,711)
Net profit on sale of listed investments		—	—	58,626
Net profit on sale of land and buildings		—	—	6,989
Write off of capitalised costs		—	(3,493)	—
Write down of unlisted online investments		—	—	(26,877)
Write down of listed investments		—	(16,522)	(2,366)
Restucture and relocation costs		—	—	(2,779)

		(20,000)	(198,436)	29,882

(b) Profit/(Loss) from ordinary activities before income tax has been arrived at after charging/(crediting) the following items:
Loss/(Profit) on sale of property, plant and equipment		73	(317)	(17)
Profit on sale of investments		—	(142)	—
Net foreign currency losses – realised		53	27	—
Net bad and doubtful debts, including movements in provision for doubtful debts		441	794	(14)
Operating lease rentals
Minimum lease payments		42,348	49,134	39,548
Contingent rental expense		9,589	6,112	6,185
Borrowing costs
Subordinated debentures	33	87,791	6,825	71,271
Other		29,542	30,530	21,992

		117,333	37,355	93,263

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

3	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (continued)

	2003	2002	2001
	$’000	$’000	$’000
(b) Profit/(Loss) from ordinary activities before income tax has been arrived at after charging/(crediting) the following items (continued):
Depreciation and amortisation of property, plant & equipment
Plant and equipment	16,204	15,722	9,359
Leasehold improvements	212	161	75
Buildings	253	253	252
Leased plant and equipment	957	117	995
Amortisation
Goodwill	2,805	10,043	9,342
Other intangibles	712	711	501
Capitalised digital costs	—	1,543	1,019

4 INCOME TAX

(a) Income tax (revenue)/expense
Current income tax expense	42,563	52,506	(1,113)
Deferred income tax (revenue)/expense (2003 consolidated includes $44,726,000 deferred tax revenue arising as a result of the tax consolidation legislation – see notes (b))	(69,786)	18,024	24,935

	(27,223)	70,530	23,822

Attributable to:
Profit from ordinary activities	(27,223)	70,530	23,822

Deferred income tax (revenue)/expense included in income tax expense comprises:
Decrease/(increase) in deferred tax assets	8,162	(5,562)	16,479
(Decrease)/increase in deferred tax liabilities	(77,948)	23,586	8,456

	(69,786)	18,024	24,935

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

4	INCOME TAX (continued)

	2003	2002	2001
	$’000	$’000	$’000
(b) Numerical reconciliation of income tax (revenue)/ expense to prima facie tax payable
Pre-tax profit/(loss)	59,609	(87,751)	73,639

Tax at the Australian tax rate 30%	17,883	(26,326)	24,298
Increase in income tax expense is due to:
Non-recurring tax settlement expenses	—	36,158	—
Non deductible expenditure
Amortisation	1,055	3,226	3,248
Writedown of goodwill	—	51,735	—
Writedown of listed investments	—	4,957	710
Other	2,193	1,356	875
Decrease in income tax expense is due to:
Non-assessable profits on sale of listed investments	—	—	—
Prior year adjustments	(51)	(576)	553
Tax settlement	(3,196)	—	—
Other	(381)	—	—
Dividend rebate	—	—	(1,478)
Benefit of tax losses of prior years recouped	—	—	(1,421)
Tax rate change	—	—	(2,963)

	17,503	70,530	23,822

Deferred tax (revenue) arising from the resetting of the tax values of assets as a result of the tax consolidation legislation implemented on 1 July 2003	(44,726)	—	—

Income tax expense	(27,223)	70,530	23,822

(c) Amounts recognised directly in equity
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity
Deferred tax- debited directly to equity	270,192	—	—

	270,192	—	—

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

4	INCOME TAX (continued)

		2003	2002
	Note	$’000	$’000
(d) Current tax liabilities/(receivables)
Provision for income tax		16,110	(63,716)

(e) Deferred tax assets
Future income tax benefit		108	8,270

(f) Deferred tax liabilities
Provision for deferred income tax		224,286	32,042

Deferred tax balances include $5.2m attributable to tax losses.

	2003	2002	2001
	$’000	$’000	$’000
The potential future income tax benefit relating to tax losses not brought to account is:	521	1,071	429

The benefit for tax losses will only be obtained if:

(i)	The consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii)	the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

Tax consolidation legislation

The Ten Group Pty Limited and its wholly-owned Australian controlled entities implemented the tax consolidation legislation as of 1 July 2003. The Australian Taxation Office has not yet been notified of this decision.

The deferred tax balances recognised by the parent entity and the consolidated entity in relation to wholly-owned entities joining the tax consolidated group are initially measured and remeasured based on the carrying amounts of the assets and liabilities of those entities at the level of the tax consolidation group and their tax values, as applicable under tax consolidations. The resetting of tax values of the assets on entering the tax consolidation regime on 1 July 2003 has resulted in the following adjustments:

•	A decrease in consolidated deferred tax liabilities of $62,041,000

•	An increase in consolidated asset revaluation reserve of $17,315,000

•	A decrease in current income tax expense of $44,726,000

These adjustments resulted in a net increase in consolidated net assets and consolidated total equity of $62,041,000.

The Ten Group Pty Limited, as the head entity in the tax consolidation group, recognises current and deferred tax amounts relating to transactions, events and balances of the controlled entities in this group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under a tax sharing agreement with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. Expenses and revenues arising under the tax sharing agreement are recognised as a component of income tax expense/(revenue).

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

5	CASH

			2003	2002
		Note	$’000	$’000
Cash on hand			80	65
Cash at bank			20,902	11,734

		31	20,982	11,799

6	RECEIVABLES (CURRENT)

Trade debtors			136,476	127,426
Provisions for doubtful debts and advertising credits			(8,827)	(11,677)

			127,649	115,749

Loans and advances
	Controlled entities	33	—	—
	Associated companies	33	2	2
	Other		157	373

			159	375

		31	127,808	116,124

7	INVENTORIES (CURRENT)

Program rights			122,411	126,503
Other inventories			1,006	1,135

			123,417	127,638

8	OTHER ASSETS (CURRENT)

Prepayments and sundry debtors			3,873	12,029
Capitalised borrowing costs			149	—

			4,022	12,029

9	RECEIVABLES (NON-CURRENT)

Loans and advances
	Associated companies	33	686	791
	Joint venture entities		—	—
	Related entities		—	—
	Directors of controlled entities	33	—	350
	Other		1,846	975

		31	2,532	2,116

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

10	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Associates		26(a),33	8,635	2,888
Joint ventures		26(b),33	1,527	—

			10,162	2,888

11	OTHER FINANCIAL ASSETS

Investments in listed securities
	Cost		—	16,522
	Provision for diminution		—	(16,522)

			—	—

Investments in unlisted securities
	Associated companies	33	2,119	2,119
	Other	31	434	434

			2,553	2,553

12	INVENTORIES (NON-CURRENT)

Program rights			3,005	1,565

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

13	PROPERTY, PLANT AND EQUIPMENT

		2003	2002
	Note	$’000	$’000
Freehold land
At cost		5,188	5,188

Freehold buildings
At cost		9,724	9,461
Accumulated depreciation		(2,001)	(1,748)

		7,723	7,713

Leasehold improvements
At cost		4,488	3,414
Accumulated depreciation		(761)	(549)

		3,727	2,865

Plant and equipment
At cost		176,900	157,955
Accumulated depreciation		(106,923)	(92,490)

		69,977	65,465

Leased Plant and Equipment
At cost		6,799	6,835
Accumulated depreciation		(4,212)	(3,287)

		2,587	3,548

Total property, plant and equipment
Net book value		89,202	84,779

2003
$’000
Reconciliations
Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:
Freehold buildings
Balance at beginning of year	7,713
Additions	263
Depreciation	(253)

Balance at end of year	7,723

Leasehold improvements
Balance at beginning of year	2,865
Additions	1,077
Disposals	(2)
Foreign currency exchange differences	(1)
Depreciation	(212)

Balance at end of year	3,727

Plant and equipment
Balance at beginning of year	65,465
Additions	22,552
Disposals	(1,646)
Foreign currency exchange differences	(279)
Depreciation	(16,115)

Balance at end of year	69,977

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

13	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

2003
$’000
Leased plant and equipment
Balance at beginning of year	3,548
Additions	14
Disposals	(8)
Foreign currency exchange differences	(10)
Depreciation	(957)

Balance at end of year	2,587

14	INTANGIBLES

		2003	2002
	Note	$’000	$’000
Television licences		1,077,822	1,077,822

Other licences – cost		29,500	29,500
Accumulated amortisation		(1,912)	(1,200)

		27,588	28,300

Goodwill – cost		245,421	245,421
Writedown of goodwill		(172,451)	(172,451)
Accumulated amortisation		(22,190)	(19,385)

		50,780	53,585

		1,156,190	1,159,707

15 OTHER ASSETS (NON-CURRENT)

Capitalised borrowing costs		1,268	—
Other		129	626

		1,397	626

16 PAYABLES (CURRENT)

Trade creditors		147,545	145,430
Unearned income		2,568	4,135
Accrued interest
Related entity	33	61,803	6,825
Other		3,959	3,568

	31	215,875	159,958

17 INTEREST-BEARING LIABILITIES (CURRENT)

Bank loans	31	—	23,000
Bank overdraft	31	—	1,791
Commercial bills	31	—	3,000
Lease liabilities	29,31	945	987
Other loans		—	469

		945	29,247

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

18	PROVISIONS (CURRENT)

		2003	2002
	Note	$’000	$’000
Employee entitlements		12,940	13,234
Surplus lease space		345	441
Deferred settlement		3,000	3,000
Other		7,504	24,062

		23,789	40,737

Movements in provisions

Movements in each class of provision during the financial year, other than employee entitlements are set out below:

	Surplus	Deferred
	lease space	settlement	Other	Total
	$’000	$’000	$’000	$’000
Current
Carrying amount at beginning of year	441	3,000	24,062	27,503
Additional provisions recognised	—	—	518	518
Payments	—	—	(5,652)	(5,652)
Reductions from remeasurement	(96)	—	(11,424)	(11,520)

Carrying amount at end of year	345	3,000	7,504	10,849

19	PAYABLES (NON-CURRENT)

			2003	2002
		Note	$’000	$’000
Trade creditors			36,073	26,256
Loans
	Related entities		304	265

		31	36,377	26,521

20	INTEREST-BEARING LIABILITIES (NON-CURRENT)

Bank loan		31	175,000	460,000
USD senior unsecured notes		31	210,084	—
Debentures
	Subordinated	31,33	45,500	45,500
	Convertible	31,33	45	45
Lease liabilities		29,31	3,828	4,566

			434,457	510,111

21	PROVISIONS (NON-CURRENT)

Employee entitlements			1,796	1,971

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

22	CONTRIBUTED EQUITY

		2003	2002
	Note	$’000	$’000
Paid up capital
462,125,000 ordinary shares fully paid (2002:
455,000,000)		59,934	45,500

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

23	RESERVES

		2003	2002
	Note	$’000	$’000
Asset revaluation		544,231	752,329
Foreign currency translation		(494)	(63)

		543,737	752,266

Movements during the year
Asset revaluation
Balance at beginning of year		752,329	929
(Decrement)/Increment on revaluation of television licences		(208,098)	751,400

Balance at end of year		544,231	752,329

Foreign currency translation
Balance at beginning of year		(63)	18
Net translation adjustment		(431)	(81)

Balance at end of year		(494)	(63)

Nature and purpose of reserves

Asset Revaluation

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation to independent valuations in 1995 of land and buildings and a Directors’ valuation of television licences in 2002.

Foreign currency translation

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, as disclosed in accounting policy note 1(s).

24	RETAINED EARNINGS

Retained earnings at beginning of year	(4,468)	124,023
Adjustments to opening retained earnings
Adoption of AASB 1020	(44,763)	—

Adjusted retained earnings at the beginning of the financial year	(49,231)	124,023
Net profit/(loss) attributable to members of the Company	86,886	(128,491)
Dividends paid	(53,602)	—

Retained earnings at end of year	(15,947)	(4,468)

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

25	CONTROLLED ENTITIES

	Ordinary Share
	Consolidated Entity Interest
	2003	2002
	%	%
(a) Particulars in relation to controlled entities
Parent entity
The Ten Group Pty Limited
Controlled entities
Ten Pay TV Pty Limited (i)	100	100
Network Ten Pty Limited (i)	100	100
Network Ten (Sydney) Pty Limited (i)	100	100
Network Ten (Melbourne) Pty Limited (i)	100	100
Network Ten (Brisbane) Pty Limited (i)	100	100
Television & Telecasters (Properties) Pty Limited (i)	100	100
Network Ten Nominees Pty Limited	100	100
Caprice Pty Limited (i)	100	100
Network Ten (Adelaide) Pty Limited (i)	100	100
Chartreuse Pty Limited (i)	100	100
Network Ten (Perth) Pty Limited (i)	100	100
Ten Ventures Pty Limited	100	100
Ten Online Pty Limited	100	100
Eye Corp Pty Limited	100	100
Eye Corp Australia Pty Limited (ii)	100	100
Eye Fly (Sydney) Pty Limited (ii)	100	100
Eye Drive Sydney No. 2 Pty Limited (ii)*	100	100
Pimington Pty Limited (ii)*	100	100
Olympic Murals 2000 Pty Limited (ii)*	100	100
Boyd Outdoor Advertising Pty Limited (ii)*	100	100
Eye Digital Pty Limited (ii)	100	100
NLD Pty Limited (ii)	100	100
Australian Airport Advertising Pty Limited (ii)	100	100
Eye Corp Airport Advertising Pty Limited (ii)	100	100
Eye Drive Sydney Pty Limited (ii)	100	100
Eye Mall Media Pty Limited (ii)	100	100
Eye Corp Asia Limited	100	100
Eyecorp Limited	100	100
PT Netra Estha Muda	95	95
PT Agung Bali	67	67
PT Eye Corp (iii)	—	—
Eye Corp Media Pty Limited	100	100
Adval Holdings Pty Limited	100	100
Adval Australia Pty Limited	100	100

All the above controlled entities are incorporated in Australia, except for the following:

-	Eye Corp Asia Limited (incorporated in Mauritius);

-	Eyecorp Limited (incorporated in Myanmar); and

-	PT Netra Estha Muda, PT Agung Bali and PT Eye Corp (incorporated in Indonesia).

(i)	Refer to Note 37 for details of The Ten Group Pty Limited Deed of Cross Guarantee.

(ii)	Refer to Note 37 for details of the Eye Corp Pty Limited Deed of Cross Guarantee.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

(iii) Eye Corp Asia Limited has a 100% beneficial ownership interest in PT Eye Corp and PT Netra Estha Muda and a 70% beneficial ownership interest in PT Agung Bali.

*: In liquidation

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

25	CONTROLLED ENTITIES (continued)

(b)  Acquisition of controlled entities

During the previous financial year The Ten Group Pty Limited acquired the remaining 40% of the voting shares of Eye Corp Pty Limited and its controlled entities. Details of the acquisition are as follows:

			2003	2002
			$’000	$’000
Fair value of net assets of entity acquired:
Property, plant and equipment			—	8,990
Future income tax benefit			—	2,752
Inventories			—	480
Trade debtors			—	5,622
Investments			—	1,167
Intangibles			—	29,874
Other assets			—	3,677
Bank overdraft			—	(215)
Bank loans - secured			—	(9,200)
Trade creditors			—	(7,955)
Net loans payable			—	(20,194)
Other provisions			—	(4,998)

			—	10,000
Goodwill on acquisition			—	—

Consideration (cash)			—	10,000

			2003	2002
			$’000	$’000
Consideration			—	10,000
Cash acquired			—	—

Outflow of cash			—	10,000

26 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

			2003	2002
	Note		$’000	$’000
Share of net profits accounted for using the equity method included in the statement of financial performance
Associates	26	(a)	1,038	916
Joint ventures	26	(b)	1,392	—

			2,430	916

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

26	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

(a) Investments in equity accounted associates

	Principal		Ownership interest		Amount of investment
	Activity/	Balance	2003	2002	2003	2002
Name	Note	Date	%	%	$’000	$’000

Held by Eye Corp Pty Limited
Big Tree Sdn Bhd	(i )	31 Dec	30.0	30.0	2,792	2,888
Held by The Ten Group Pty Limited
Television & Media Services Ltd	(ii)	30 Jun	24.3	9.8	5,843	—

					8,635	2,888

The principal activities of the associated companies are:

(i)	Outdoor advertising

(ii)	Television and studio production services, field production services, and cinema screen advertising to December 2002.

	2003	2002
	$’000	$’000
Results attributable to associates
Profits from ordinary activities before income tax	1,480	1,390
Income tax expense	(387)	(474)

Profits from ordinary activities after income tax	1,093	916
Goodwill amortisation	(55)	—

	1,038	916
Retained profits attributable to associates at the beginning of the financial year	1,504	588

Retained profits attributable to associates at the end of the financial year	2,542	1,504

Reserves attributable to associates
Foreign Currency Translation Reserve
Share of associates’ reserve at beginning of year	(107)	21
Share of decrement in associates’ reserve	(449)	(128)

Share of associates’ reserve at end of year	(556)	(107)

Movements in carrying amount of investments
Carrying amount at the beginning of the financial year	2,888	2,384
Investments in associates acquired during the year	5,567	—
Share of profits from ordinary activities after income tax	1,093	916
Goodwill amortisation	(55)	—
Dividends received/receivable	(409)	(284)
Share of decrement in associates’ reserve	(449)	(128)

Carrying amount at the end of the financial year	8,635	2,888

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

26	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

(a)  Investments in equity accounted associates (continued)

	2003	2002
	$’000	$’000
Financial position of associates
The consolidated entity’s share of aggregate assets and liabilities of associates is as follows:
Current assets	3,903	1,459
Non-current assets	14,898	3,645

Total assets	18,801	5,104

Current liabilities	(3,456)	(2,216)
Non-current liabilities	(9,857)	—

Total liabilities	(13,313)	(2,216)

Net assets	5,488	2,888

Share of associates’ expenditure commitments as at 30 June
Capital commitments	1	—
Lease commitments	8,674	—

	8,675	—

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

26	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

(b)  Investments in joint venture companies

	Principal		Ownership interest		Amount of investment
	Activity/	Balance	2003	2002	2003	2002
Name	Note	Date	%	%	$’000	$’000

Held by Eye Corp Pty Limited
Eye Village Pty Limited	(i )	30 Jun	50.0	50.0	1,527	—

The principal activities of the joint venture companies are:

(i)	Internal advertising in shopping centres.

	Consolidated
	2003	2002
	$’000	$’000
Results attributable to joint ventures
Profits from ordinary activities before income tax	1,392	—
Income tax expense	—	—

Profits from ordinary activities after income tax	1,392	—
Retained profits attributable to joint ventures equity accounted for the first time	(1,124)	—

Retained profits attributable to joint ventures at the end of the financial year	268	—

Reserves attributable to joint ventures
Foreign Currency Translation Reserve
Share of joint ventures’ reserve at beginning of year	—	—
Share of increment in joint ventures’ reserve	14	—

Share of joint ventures’ reserve at end of year	14	—

Movements in carrying amount of investments
Carrying amount at the beginning of the financial year	—	—
Carrying amount of joint ventures equity accounted for the first time	1,221	—
Investments in joint ventures acquired during the year	400	—
Share of profits from ordinary activities after income tax	1,392	—
Dividends received/receivable	(1,500)	—
Share of increment in joint ventures’ reserve	14	—

Carrying amount at the end of the financial year	1,527	—

Financial position of joint ventures
The consolidated entity’s share of aggregate assets and liabilities of joint ventures is as follows:
Current assets	1,593	—
Non-current assets	383	—

Total assets	1,976	—

Current liabilities	(449)	—
Non-current liabilities	—	—

Total liabilities	(449)	—

Net assets	1,527	—

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

27	DIRECTORS’ REMUNERATION

	2003	2002	2001
	$’000	$’000	$’000
Income paid or payable, or otherwise made available, to Directors of the Company and controlled entities by entities in the consolidated entity and related parties in connection with the management of affairs of the Company or its controlled entities	4,365	4,835	2,453

The number of Directors of the Company whose income from the Company or any related party falls within the following bands:

$’000			2003	2002	2001
0	—	10	3	2	6
10	—	20	8	7	8
20	—	30	3	2	—
30	—	40	—	1	—
50	—	60	—	1	—
190	—	200	—	—	1
590	—	600	—	1	—
1,160	—	1,170	—	—	1
1,180	—	1,190	—	1	—
1,320	—	1,330	—	1	—
1,350	—	1,360	1	—	—
2,250	—	2,260	1	—	—

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

28	AUDITORS’ REMUNERATION

	2003	2002	2001
	$’000	$’000	$’000
Audit and other assurance services:
Auditors of the Company – PwC
Audit or review of financial reports	458	434	266
Other audit related work	10	98	40
Other assurance services	267	292	576

	735	824	882

Other services:
Auditors of the Company – PwC
Advisory services	50	23	80
Taxation	625	745	508

	675	768	588

	1,410	1,592	1,470

The auditors’ remuneration attributable to the Company is borne by a controlled entity.

29	COMMITMENTS

				2003	2002
				$’000	$’000
(a	)	Capital expenditure commitments
		Amounts contracted but not provided for:
		No later than one year		3,535	4,166
		Later than one year and not later than five years		636	—

				4,171	4,166

(b	)	Program expenditure commitments
		Amounts contracted but not provided for:
		No later than one year		44,732	77,767
		Later than one year and not later than five years		70,110	13,721

				114,842	91,488

(c	)	Non-cancellable operating lease commitments
		Minimum lease payments contracted but not provided for:
		No later than one year		38,074	39,643
		Later than one year and not later than five years		89,814	91,274
		Later than five years		29,259	34,246

				157,147	165,163

		Less: Total future minimum sub lease payments receivable		7	—

				157,140	165,163

(d	)	Finance lease commitments
		Finance lease commitments are payable:
		No later than one year		1,677	1,370
		Later than one year and not later than five years		3,446	4,579

				5,123	5,949
		Less: Total future finance charges		350	396

				4,773	5,553

		Represented by:
		Current	17	945	987
		Non-current	20	3,828	4,566

				4,773	5,553

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

29	COMMITMENTS (continued)

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

30	OUTSIDE EQUITY INTERESTS

	2003	2002
	$000	$ 000
Outside equity interests in controlled entities comprise:
Interest in share capital	—	104
Interest in reserves	40	(3)
Interest in retained earnings at the end of the financial year	(21)	(176)

Total outside equity interests	19	(75)

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

31	FINANCIAL INSTRUMENTS

	Fixed interest maturing in:
						Non-
		Floating			More than	interest
		interest rate	1 year or	1 to 5 years	5 years	bearing	Total
	Note	$’000	less $’000	$’000	$’000	$’000	$’000

2003
Financial assets
Cash	5	20,902	—	—	—	80	20,982
Receivables	6,9	—	—	—	—	130,340	130,340
Investments	11	—	—	—	—	434	434

		20,902	—	—	—	130,854	151,756

Financial liabilities
Payables	16,19	—	—	—	—	252,251	252,251
Bank overdrafts and loans	17,20	175,000	—	—	—	—	175,000
USD senior unsecured notes	20	210,084	—	—	—	—	210,084
Subordinated debentures	20	45,500	—	—	—	—	45,500
Convertible debentures	20	45	—	—	—	—	45
Lease liabilities	17,20	—	945	3,828	—	—	4,773

		430,629	945	3,828	—	252,251	687,653

Net financial assets (liabilities)		(409,727)	(945)	(3,828)	—	(121,397)	(535,897)

Interest rate swaps *		—	50,000	135,000	50,000	—	235,000

Weighted average interest rate							5.95%
2002
Financial assets
Cash	5	11,734	—	—	—	65	11,799
Receivables	6,9	—	—	—	—	118,240	118,240
Investments	11	—	—	—	—	434	434

		11,734	—	—	—	118,739	130,473

Financial liabilities
Payables	16,19	—	—	—	—	186,479	186,479
Bank overdrafts and loans	17,20	484,791	—	—	—	—	484,791
Commercial bills	17	3,000	—	—	—	—	3,000
Subordinated debentures	20	45,500	—	—	—	—	45,500
Convertible debentures	20	45	—	—	—	—	45
Lease liabilities	17,20	—	987	4,566	—	—	5,553

		533,336	987	4,566	—	186,479	725,368

Net financial assets (liabilities)		(521,602)	(987)	(4,566)	—	(67,740)	(594,895)

Interest rate swaps *		—	50,000	165,000	50,000	—	265,000

Weighted average interest rate							5.8%

*     Notional principal amounts

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

31	FINANCIAL INSTRUMENTS (continued)

The terms and conditions of financial instruments at balance date are:

		Facility
	Security	$’000	Period to Maturity
Bank loan	Unsecured	700,000	2years
US senior unsecured notes	Unsecured	210,084	10 years(i)
Bank overdraft	Secured	3,000	On demand – Note (iv)
Subordinated debentures	Unsecured	45,500	40 years – Note (ii)
Convertible debentures	Unsecured	45	35 years – Note (iii)
Interest rate swap contracts	Unsecured	235,000	Up to 8 years

Notes:

(i)	During the year, The Ten Group Pty Limited raised funds through USD $125m Senior Unsecured Notes (due March 2013) in the US Private Placement market. The notes have been fully swapped by the use of foreign currency and interest rate swaps into an AUD floating exposure of $210.084m. This amount will be required to be repaid to noteholders upon maturity in March 2013.

(ii)	The 45,500,000 subordinated debentures of $1 each fully paid have a base interest rate of 15%. The rate of interest paid will be adjusted to the rate of dividend distribution (grossed up for Australian non- resident interest withholding tax to the extent such dividends are franked) should the dividend distribution amount exceed the base rate in any year. An equivalent amount of interest is also payable in the same proportion to any additional dividend distributions that may be paid from retained earnings. The notes cannot be redeemed until 30 December 2042, except to the extent that convertible debentures have to be converted.

Since inception of the subordinated debentures, The Ten Group Pty Limited, has claimed a tax deduction for the interest paid on the debentures each year. As part of the settlement reached with the Australian Taxation Office during the previous year, The Ten Group Pty Limited will receive debenture interest tax deductions until 30 June 2004.

(iv)	The 455,000 convertible debentures of $1.01 each partly paid to 10 cents have a market linked interest rate and can each be converted to 1,000 ordinary shares at the option of the debenture holder in certain circumstances within 45 years from date of issue. The new ordinary shares would need to be subscribed for at the price of $0.10 per share.

(v)	The Eye Corp Pty Limited consolidated entity has granted a fixed and floating charge over all assets as security for the bank overdraft.

Off-balance sheet financial assets and liabilities

Except for the interest rate swap contracts and the foreign currency swap contract in note (i) above, the consolidated entity has no other off-balance sheet financial assets and liabilities.

Interest rate risk exposures

The consolidated entity enters into interest rate swaps to manage cash flow risks associated with the interest rates on borrowings that are floating. Interest rate swaps allow the consolidated entity to swap floating rate borrowings into fixed rates.

Credit risk exposures

The credit risk on financial assets of the consolidated entity which have been recognised in the balance sheet is the carrying amount, net of any provisions for doubtful debts.

Net fair value of financial assets and liabilities

The net fair value of financial assets and liabilities of the consolidated entity is their carrying value. For equity investments, the net fair value is an assessment by the Directors based on any special circumstances pertaining to a particular investment.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

32	EMPLOYEE ENTITLEMENTS

	2003	2002
Number of employees
Number of employees at year end	1,282	1,289

The Ten Executive Option Plan

The Ten Executive Option Plan involves the issue of options in Ten Network Holdings Limited to executives and senior management of the Company and its controlled entities. The total number of options that may be issued have been limited to 5% of the issued capital of The Ten Group Pty Limited. At balance date total options issued amounted to 10,510,000. A total of 675,000 of these options are exercisable subject to performance hurdles at a price of $2.11 per share over the next year. A total of 200,000 of these options are exercisable subject to performance hurdles at a price of $2.09 per share over the next two years. A total of 1,385,000 of these options are exercisable subject to performance hurdles at a price of $2.41 per share over the next two years. A total of 750,000 of these options are exercisable subject to performance hurdles at a price of $2.25 per share over the next three years. A total of 7,500,000 of these options are exercisable on certain nominated dates at a price of $1.90 per share over the next nine years. All issued options are also subject to various vesting date arrangements. As of balance date, 5,183,500 options may be exercised, due to hurdle and vesting date preconditions having been met.

During the year ended 31 August 2003, 3,125,000 options were exercised at a price of $1.92 per share, 3,700,000 options were exercised at a price of $2.11 per share and 300,000 options were exercised at a price of $2.09 per share.

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

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

33	RELATED PARTY INFORMATION

			2003	2002
	Note		$’000	$’000
Ownership interest in related entities
Controlled entities	11		—	—
Associated companies- equity accounted	10,26	(a)	8,635	2,888
- other	11		2,119	2,119
Joint venture companies	10,26	(b)	1,527	—

			12,281	5,007

Dividends
Dividends to controlling entities			44,936	—

Amounts receivable from/(payable to) related entities
Controlled entities
Receivable	6,9		—	—
Payable	19		—	—

			—	—

Associated companies
Receivable	6,9		688	793

Related entities
Payable	16		(61,803)	(6,825)
Subordinated debentures	20		(45,500)	(45,500)
Convertible debentures	20		(45)	(45)

			(107,348)	(52,370)

The amount of debenture interest ultimately payable is dependent on the amount of any dividend paid.

Financial transactions with related entities

Entity’s name	Note	Nature of transaction at normal commercial terms

Between controlled entities:
Network Ten Pty Limited	2	Interest on loans $26.4m (2002: $26.4m)
Eye Corp Pty Limited	2	Interest on loans $nil (2002: $3.2m)
Eye Corp Pty Limited		Purchase of Out-of-home advertising by Network Ten Pty Limited of $0.3m (2002: $0.7m)
Eye Corp Pty Limited		Rental income charged by Network Ten Pty Limited, Network Ten (Adelaide) Pty Limited and Network Ten (Perth) Pty Limited of $0.1m (2002: $0.2m)
Eye Corp Pty Limited		Loan from The Ten Group Pty Limited of $79.4m (2002: $46.2m)
Network Ten Pty Limited	3	Debt collection fee revenue of $89.3m (2002: $79.4m) Management fees of $469.0m (2002: $425.9m)
Network Ten (Adelaide) Pty Limited	3	Debt collection fee revenue of $11.9m (2002: $10.1m) Management fees of $32.6m (2002: $29.9m)
Network Ten (Perth) Pty Limited With related entities:	3	Debt collection fee revenue of $15.1m (2002: $13.2m) Management fees of $39.7m (2002: $36.2m)
CanWest Global Communications Corp. (Group)	3	Interest on subordinated and convertible debentures $87.8m (2002: $6.8m)

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

33	RELATED PARTY INFORMATION (continued)

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

Loans to/from Directors

Loans to Directors of controlled entities disclosed in Note 9 were repaid during the current period. No interest was payable on the loans.

Network Agreements

The Company has networking agreements with a number of its controlled entities whereby advertising revenues derived by those controlled entities are assigned to the Company. Revenues assigned by those controlled entities totalled $581.7m (2002: $513.3m). Management fees payable by the Company to controlled entities under the agreements totalled $541.4m (2002: $492.1m). Debt collection fees are also collected by the Company totalling $116.3m (2002: $102.7m).

Controlling Entities

The ultimate parent entity in the wholly owned group is The Ten Group Pty Limited. The ultimate parent entity is Ten Network Holdings Limited, a company listed on the Australian Stock Exchange, which at 31 August 2003 had a beneficial interest of 84.06% (2002: 83.73%) and an economic interest of 42.35% (2002: 41.87%).

34	CONTINGENT LIABILITIES

General

As part of its normal operations as a television broadcaster, the consolidated entity has received writs for defamation and various claims for damages. At balance date, the aggregate of all such claims will not give rise to any material liability.

     Details and estimates of other maximum amounts of contingent liabilities are as follows:

	2003	2002
	$’000	$’000
Unsecured guarantees by the parent entity and consolidated entity in respect of leases of controlled entities	34,856	39,053
Secured guarantees by a controlled entity, Eye Corp Pty Limited, in respect of leases of certain of its controlled entities. The guarantees are secured by a fixed and floating charge over all assets of the Eye Corp Pty Limited consolidated entity	1,910	1,768

	36,766	40,821

No material losses are anticipated in respect of any of the above contingent liabilities.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

35	SEGMENT INFORMATION

Business segments

The consolidated entity is organised into the following divisions by service type.

Television

Operation of commercial television licences TEN-10 (Sydney), ATV-10 (Melbourne), TVQ-10 (Brisbane), ADS-10 (Adelaide) and NEW-10 (Perth).

Out-of-home

Advertising media outside the home environment.

Ventures

Investments in the online industry.

Geographical segments

The consolidated entity operates principally within Australia.

Inter-segment transactions

Segment revenues, expenses and results include transactions between segments. Such transactions are priced on an “arm’s-length” basis and are eliminated on consolidation.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

35	SEGMENT INFORMATION (continued)

Primary reporting – business segments

			Eliminations/
	Television	Out-of-home	Unallocated	Consolidated
2003	$’000	$’000	$’000	$’000

Revenue
Sales to external customers	660,384	69,481	—	729,865
Inter-segment sales	119	289	(408)	—

Total sales revenue	660,503	69,770	(408)	729,865
Other revenue	3,033	97	—	3,130

Total revenue	663,536	69,867	(408)	732,995

Segment Result
Result	210,308	2,808	—	213,116
Share of associates’ and joint ventures’ profit	193	2,237	—	2,430

EBITDA	210,501	5,045	—	215,546
Depreciation	(12,883)	(4,743)	—	(17,626)
Amortisation	—	(3,517)	—	(3,517)

EBIT	197,618	(3,215)	—	194,403
Non-recurring Items	(20,000)	—	—	(20,000)
Borrowing costs				(117,333)
Interest revenue				2,539

Profit before tax				59,609
Income tax revenue/(expense)
Normal				(23,503)
Non-recurring				50,726

Net Profit after tax				86,832

Depreciation and amortisation	12,883	8,260	—	21,143
Other non-cash expenses	20,000	—	—	20,000
Assets
Segment assets	1,416,377	112,720	—	1,529,097
Investments in associates and joint ventures	7,962	4,319	—	12,281

Consolidated total assets				1,541,378

Liabilities
Segment liabilities	927,216	26,419	—	953,635

Acquisitions of non-current assets	27,666	2,206	—	29,872

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

35	SEGMENT INFORMATION (continued)

				Eliminations/
	Television	Out-of-home	Ventures	Unallocated	Consolidated
2002	$’000	$’000	$’000	$’000	$’000

Revenue
Sales to external customers	587,453	78,102	—	—	665,555
Inter-segment sales	171	667	—	(838)	—

Total sales revenue	587,624	78,769	—	(838)	665,555
Other revenue	1,172	143	142	—	1,457

Total revenue	588,796	78,912	142	(838)	667,012

Segment Result
Result	173,590	1,019	142	—	174,751
Share of associates’ profit	—	916	—	—	916

EBITDA	173,590	1,935	142	—	175,667
Deprecation	(10,953)	(5,300)	—	—	(16,253)
Amortisation	(1,543)	(10,754)	—	—	(12,297)

EBIT	161,094	(14,119)	142	—	147,117
Non-recurring items	(20,015)	(178,421)	—	—	(198,436)
Borrowing costs					(37,355)
Interest revenue					923

Loss before tax					(87,751)
Income tax expense
Normal					(34,372)
Non-recurring					(36,158)

Net Loss after tax					(158,281)

Depreciation and amortisation	12,496	16,054	—	—	28,550
Other non-cash expenses	16,522	169,540	—	—	186,062
Assets
Segment assets	1,451,437	137,366	—	—	1,588,803
Investments in associates	2,119	2,888	—	—	5,007

Consolidated total assets					1,593,810

Liabilities
Segment liabilities	731,547	69,040	—	—	800,587

Acquisitions of non-current assets	20,509	5,004	—	—	25,513

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

35	SEGMENT INFORMATION (continued)

	Television	Out Of Home	Ventures	Consolidated
2001	$’000	$’000	$’000	$’000

Revenue
Sales to external customers	501,823	49,359	—	551,182
Inter-segment sales	—	—	—	—

Total sales revenue	501,823	49,359	—	551,182
Other revenue	7,102	49	—	7,151
Non-recurring revenue	105,824	—	—	105,824

Total revenue	614,749	49,408	—	664,157

Result
Segment result before non-recurring items	147,498	(10,562)	(1,858)	135,078
Non-recurring items	65,615	(6,490)	(29,243)	29,882

Segment result	213,113	(17,052)	(31,101)	164,960
Share of associates’ profit/(loss)				588
Borrowing costs				(93,263)
Interest revenue				1,354

Profit before tax				73,639
Income tax expense				(23,822)

Net profit				49,817

Depreciation and amortisation	8,800	12,743	—	21,543
Other non-cash expenses	11,189	—	29,243	40,432
Assets
Segment assets	637,116	350,371	457	987,944
Investments in associates	—	2,384	—	2,384

Consolidated total assets				990,328

Liabilities
Segment liabilities	649,477	76,603	27,157	753,237

Acquisitions of non-current assets	18,852	4,405	—	23,257

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

36	NOTES TO THE STATEMENTS OF CASH FLOWS

	2003	2002	2001
	$’000	$’000	$’000
Reconciliation of profit/(loss) from ordinary activities after income tax to net cash flow from operating activities
Net profit/(loss) from ordinary activities after income tax	86,832	(158,281)	49,817

Non-cash revenue	(2,430)	(916)	(4,331)
Non-cash expenses	21,143	28,550	20,524
Dividends from associates	1,915	280	—
Profit on sale of non-current assets	73	(459)	(65,632)
Write down of program rights – Columbia features	20,000	—	—
Non-cash tax benefit due to tax consolidations	(44,726)	—	—
Write down of Out-of-home goodwill and other charges	—	178,422	—
Write down of non-current assets	—	20,015	29,243
Debenture interest	87,791	6,825	71,271
Amount (paid)/refunded from provisions	(17,123)	(10,111)	(879)
Net increase/(decrease) in tax provisions	55,162	(17,486)	(31,222)
Net increase/(decrease) in accrued revenue and expense items in payables/(receivables)	(10,702)	(23,747)	(49,446)

Net cashflow from operating activities	197,935	23,092	19,345

Non cash financing and investing activities

During the year Ten Network Holdings Limited issued 350,000 shares to Copplemere Pty Limited in consideration for the acquisition by Ten Network Holdings Limited from Copplemere Pty Limited of 350,000 shares in The Ten Group Pty Limited pursuant to the relevant exchange deeds detailed in the Prospectus.

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

The controlled entities party to the Deeds of Cross Guarantee have been granted relief from the necessity to prepare a financial report and Directors’ report under Class Order 98/1418 (as amended by Class Orders 98/2017, 00/0321, 01/1087, 02/0248 and 02/1017) issued by the Australian Securities and Investments Commission. Under the Deeds of Cross Guarantee each of the companies party to each of the Deeds guarantees the debts of the other named companies.

An abridged consolidated statement of financial performance and consolidated statement of financial position, comprising The Ten Group Pty Limited and controlled entities which are a party to The Ten Group Pty Limited Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee, at 31 August is set out below:

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

38	DEED OF CROSS GUARANTEE (continued)

	Consolidated
	2003	2002
	$’000	$’000
Abridged Statement of financial performance
Profit/(loss) from ordinary activities before income tax	63,884	(67,335)
Income tax benefit/(expense) relating to ordinary activities	27,894	(72,249)

Profit/(loss) from ordinary activities after income tax	91,778	(139,582)
Profit/(loss) from extraordinary items after income tax	—	—

Net profit/(loss)	91,778	(139,582)
Retained profits at the beginning of year	21,953	161,675
Adjustment to retained profits at beginning of year on initial adoption of AASB 1020 Income Taxes	(44,108)	—

	69,623	22,093
Dividends provided or paid	(53,602)	—

Retained earnings at end of year	16,021	22,093

Statement of financial position
Cash assets	19,375	11,799
Receivables	116,641	147,241
Inventories	122,411	126,503
Current tax receivable	—	65,542
Other	1,076	3,883

Total current assets	259,503	354,968

Receivables	74,121	30,517
Inventories	3,005	1,565
Investments accounted for using the equity method	5,843	—
Other financial assets	27,119	27,528
Property, plant and equipment	71,806	62,698
Intangibles	1,077,823	1,077,823
Other	1,268	—

Total non-current assets	1,260,985	1,200,131

Total assets	1,520,488	1,555,099

Payables	204,494	143,137
Provisions	29,633	24,155

Total current liabilities	234,127	167,292

Payables	9,378	28,326
Interest-bearing liabilities	430,630	505,545
Deferred tax liabilities	224,286	32,042
Provisions	1,796	1,971

Total non-current liabilities	666,090	567,884

Total liabilities	900,217	735,176

Net assets	620,271	819,783

Contributed equity	59,934	45,500
Reserves	544,316	752,330
Retained earnings	16,021	22,093

Total Equity	620,271	819,923

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

38	DIVIDENDS

Dividends proposed or paid by the Company are:

	Cents	Total		Tax rate for
	per	amount		franking	Percentage
	share	$’000	Date of Payment	credit	franked
2003
Dec – ordinary dividend proposed and paid	6.6	30,032	20 December 2002	30%	100%
Jun – ordinary dividend proposed and paid	5.1	23,570	30 June 2003	30%	100%
2002
Final – ordinary dividend paid	14.2	66,221	20 December 2001	30%	100%

		The Company
	2003	2002	2001
	$’000	$’000	$’000
Dividend franking account
Franking credits (30%) available for the subsequent financial year	43,141	37,488	8,970

The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:

(a)	franking credits that will arise from the payment of income tax payable as at the reporting date;

(b)	franking debits that will arise from the payment of dividends proposed or provided as at the reporting date;

(c)	franking credits that will arise from the receipt of dividends recognised as receivables at reporting date; and

(d)	franking credits that may be prevented from being distributed in the subsequent year.

39	SUBSEQUENT EVENTS

On 8 October 2003 the Directors declared a special dividend of 5.5 cents per share to be paid on 19 December 2003. The special dividend is a result of the additional distributable earnings from the implementation of the tax consolidations regime on 1 July 2003.

Except for the special dividend noted above, at the date of this report, no matters or circumstances have arisen since balance date that have significantly affected or may significantly affect:

•	the operations in financial years subsequent to 31 August 2003 of the consolidated entity and the entities it controls from time to time; or

•	the results of those operations; or

•	the state of affairs in financial years subsequent to 31 August 2003 of the consolidated entity.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

40	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

(c)	Investment Securities

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

(d)	Executive Option Plan

Under AUS GAAP, no charge attributable to the options issued under the Ten Executive Option Plan has been recognised in the profit and loss statements. Under US GAAP, the Company, as permitted by SFAS No. 123,, “Accounting for Stock Based Compensation,” follows the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related provisions in accounting for compensation expense related to the issuance of stock options. Under APB No. 25, the Ten Executive Option Plan would be treated as a variable stock award plan and, as such, the compensation expense recognised over the life of the plan would be adjusted in each accounting period for changes in the quoted market price of the shares. Compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the measurement date over the exercise price, multiplied by the number of options issued. The total compensation cost is amortised over the service (vesting) period. The compensation expense has no net equity impact as share capital is increased as the compensation cost is recorded over the vesting period.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

40	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(e)	Purchase Price Allocation

Under AUS GAAP a deferred tax liability has been recognised in the current year representing predominantly the difference between the book and tax value of television licences arising from book value revaluations recorded against asset revaluation reserve. AASB 1020 “Income taxes” requires the company to revisit purchase price allocations on the acquisition of television licenses. The revaluation of licenses occurred partially as a pre-acquisition revaluation and subsequent to acquisition. Under AUS GAAP the deferred tax liability is therefore partially recorded against the asset revaluation reserve (reflecting the variance in book and tax values arising from equity) and partially against opening retained earnings (reflecting the variance in book and tax values from pre-acquisition revaluation reserves recorded against opening retained earnings in the Company’s purchase price accounting). No such opening retained earnings entry is recorded under US GAAP.

US GAAP required deferred tax amounts to be recorded in purchase combinations. A deferred tax asset arose which was recognised on the basis that it is “more likely than not” that those amounts will be realised. Recognition of such deferred tax asset created negative goodwill, which the Company has proportionately allocated against certain non-current assets.

(f)	Developing Business

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

(g)	Capitalised Costs

Under AUS GAAP material items of expenditure relating to the introduction of digital television are capitalised to the extent that management consider that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Under US GAAP such development costs are written off as incurred.

(h)	Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income” requires the reporting and display of comprehensive income and its components in financial statements. Comprehensive income consists of net income and other gains and losses affecting shareholders’ equity that, under US GAAP are excluded from net income.

(i)	Deferred Tax

Under AUS GAAP, the Company changed its deferred tax accounting policy from the income statement method to the balance sheet method of tax-effect accounting.

For US GAAP purposes, the Company utilises SFAS 109 “Accounting for Income Taxes” (the balance sheet method of tax effect accounting). In addition to the deferred tax accounting recognised in respect of business combinations, as described in note 40 (f), the deferred tax effects of the various differences between US GAAP and AUS GAAP are also recorded.

(j)	Tax consolidation

During the year, the group adopted Australian tax consolidation legislation which allowed an uplift in the tax cost base of the underlying assets. The impact of the uplift is recorded in the groups deferred tax accounting. Under AUS GAAP, the uplift in the tax base of assets was recorded as a credit to income tax expense and asset revaluation reserve. This reflects the reversal of the income statement impact of the initial recognition of the deferred tax liability with the balance of the movement relating to the revaluation of assets. Under US GAAP, the full uplift in the tax base of assets is recorded direct to the income statement as no revaluation of assets is recorded under US GAAP as described in note 40 (a).

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

40	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(k)	Derivative Instruments

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

(l)	Goodwill and Other Intangible Assets

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

(m)	Cash Flow Statement

The preparation of the Company’s Australian GAAP consolidated cash flow statement does not differ in any material respect from the preparation under US GAAP.

(n)	Recently issued financial accounting standards

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement No. 149 (“SFAS 149”), Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45 and (4) amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003.

The provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS 149 should be applied prospectively. The Company has adopted this Statement which had no material impact on its financial position.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

40	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(o)	Recently issued financial accounting standards (continued)

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

-	Mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

-	Financial Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its equity shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

-	Unconditional obligations that can be settled with equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s equity shares.

SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable.

SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact of SFAS 150 on its results of operations and financial position.

In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The disclosure requirements are effective for fiscal year 2003 and have been included in Note 37. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company, upon adoption of this interpretation did not have a material impact on the Company’s financial position or results of operations.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No.51. In October 2003, the Board finalized the proposed FASB Staff Position (“FSP”) 46-e, Effective Date of Interpretation 46 (“FIN 46”), for Certain Interests Held by a Public Entity (“Proposed FSP”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Final FSP allows public entities to defer the effective date for applying the provisions of FIN 46 to interests held by the public entity in certain variable interest entities (“VIEs”) or potential VIEs until the end of the first interim or annual period ending after December 15, 2003 if both of the following two conditions are met:

1.	The VIE or potential VIE was created before February 1, 2003; and,

2.	The public entity has not issued financial statements reporting that VIE in accordance with FIN 46, other than in disclosures required by paragraph 26 of FIN 46.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

40	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(o)	Recently issued financial accounting standards (continued)

The Company does not expect the adoption of FIN 46 to have a material impact on the Company’s financial position or results of operations.

The Australian Accounting Standards Board (“AASB”) has not issued nor revised any accounting standards that are not effective for the fiscal periods reported upon in the consolidated financial statements.

From 1 January 2005, all entities reporting under the Corporations Act will be required to apply International Financial Reporting Standards (“IFRS”). The impacts of IFRS will be confirmed once the standards have mandatory applicability.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 AUGUST 2003

40	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The application of accounting principles generally accepted in the United States, as described above, would have had the following approximate effect on consolidated net income and stockholders’ equity.

	2003	2002	2001
	(A$’000)	(A$’000)	(A$’’00)
Net income as reported in the profit and loss statements under AUS GAAP	86,886	(128,491)	55,268
Adjustments required to accord with US GAAP
Depreciation expense (a)	10	56	56
Intangible assets – amortisation expense (b)	—	—	(6,776)
Executive Option Plan (d)	(2,656)	(568)	3,192
Developing business (f)	—	—	2,021
Capitalised costs (g)	—	5,036	(748)
Increase in profit on sale of revalued assets (a)	—	—	1,059
Fair value of financial instruments (k)	(9,521)	2,302	(3,774)
Amortisation of goodwill (l)	2,805	10,043	—
Additional writedown of goodwill to recoverable amount (l)	—	(10,043)	—
Income tax consolidation (j)	16,667	—	—
Tax effect of adjustments (i)	2,853	(2,218)	(2,211)

Net income under US GAAP	97,044	(123,883)	48,087

Other comprehensive income:
Foreign currency translation	(431)	—	—
Unrealised holding gains/(losses) on available-for-sale securities (net of tax)	—	4,708	(16,555)

Comprehensive income/(loss)	96,613	(119,175)	31,532

	2003	2002
	(A$’000)	(A$’000)
Shareholders’ equity as reported in the balance sheet under AUS GAAP	587,724	793,298
Adjustments required to accord with US GAAP
Impact of tax consolidation on revaluation of assets	225,413	—
Revaluation of assets (a)	(751,270)	(751,270)
Accumulated depreciation – PPE (a)	12,919	12,909
Accumulated amortisation – Intangibles (b)	(50,629)	(50,629)
Fair value of financial instruments (k)	(10,993)	(1,472)
Amortisation of goodwill (l)	2,805	10,043
Additional writedown of goodwill to recoverable amount (l)	—	(10,043)
Impact of tax consolidation (j)	44,115	—
Tax effect of adjustments (i)	22,513	19,660

Shareholders’ equity under US GAAP	82,597	22,496

	2003
	(A$’000)
Reconciliation of US GAAP shareholders equity
Opening shareholders equity under US GAAP	22,496
US GAAP comprehensive income	96,613
Share capital movements	17,090
Dividends paid	(53,602)

Closing shareholders’ equity under US GAAP	82,597

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES
DIRECTORS’ DECLARATION

The directors declare that the financial statements and notes set out on pages 2 to 37:

(a)	comply with Accounting Standards and other mandatory professional reporting requirements;

(b)	give a true and fair view of the company’s and consolidated entity’s financial position as at 31 August 2003 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(c)	accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of consolidated shareholders’ equity and financial position, as of 31 August 2003 and 2002 and the determination of the consolidated results of operations for each of the three years ended 31 August 2003 to the extent summarised in Note 40 to the consolidated financial statements.

In the directors’ opinion:

(a)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(b)	at the date of this declaration, there are reasonable grounds to believe that the Company and the subsidiaries identified in Note 25(a), reference note (i), will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee between the Company and those subsidiaries pursuant to ASIC Class Order 98/1418.

SIGNED at Sydney on 8 October 2003 except for note 40 which is dated 20 February 2004, in accordance with a resolution of the Directors.

Director

REPORT OF INDEPENDENT AUDITORS
TO THE BOARD OF DIRECTORS OF THE TEN GROUP PTY LIMITED

We have audited the accompanying consolidated statements of financial position of The Ten Group Pty Limited and its controlled entities as of 31 August, 2003 and 2002, and the related consolidated statements of financial position and cash flows for each of the three years in the period ended 31 August 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

As discussed in note 1(b) to the financial statements, the Company changed its method of accounting for income taxes in the year ended 31 August 2003.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Ten Group Pty Limited and its controlled entities at 31 August 2003 and 2002 and the results of their operations and cash flows for each of the three years in the period ended 31 August 2003, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended 31 August 2003 and the determination of consolidated shareholders’ equity at 31 August 2003 and 2002 to the extent summarized in Note 40 to the consolidated financial statements.

PricewaterhouseCoopers
Chartered Accountants

Sydney, Australia
8 October 2003

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit	Page No.

1.1	Articles of Incorporation of CanWest Media Inc., as amended. (1)
1.2	By-laws of CanWest Media Inc.(1)
4.1	Purchase Agreement, dated May 10, 2001, among CanWest Media Inc., the Guarantors identified therein, CIBC World Markets Corp., Salomon Smith Barney Inc., Banc of America Securities LLC, Scotia Capital (USA) Inc., BMO Nesbitt Burns Corp., RBC Dominion Securities Corp. and TD Securities (USA) Inc.(1)
4.2	Indenture, dated as of May 17, 2001, among CanWest Media Inc., the Guarantors named therein and The Bank of New York, as Trustee.(1)
4.3	Registration Rights Agreement, dated as of May 17, 2001, among CanWest Media Inc., the Guarantors named therein, CIBC World Markets Corp., Salomon Smith Barney Inc., Banc of America Securities LLC, Scotia Capital (USA) Inc., BMO Nesbitt Burns Corp., RBC Dominion Securities Corp. and TD Securities (USA) Inc.(1)
4.4	Guarantee, dated as of May 17, 2001, executed by the Guarantors identified therein.(1)
4.5	Demand Registration Rights Agreement, dated as of May 17, 2001, among CanWest Media Inc., CanWest Communications Corporation and the Guarantors named therein.(1)
4.6	License Agreement #2000-13, dated October 6, 2000, between CanWest Global Broadcasting Inc. and Fireworks Distributing Corporation.(1)
4.7	Development Letter Agreement, dated as of August 31, 1999, between CanWest Global Broadcasting Inc. and Fireworks Media Inc.(1)
4.8	License Agreement #2000-12, dated August 16, 2000, between CanWest Global Broadcasting Inc. and Fireworks Distributing Corporation.(1)
4.9	Letter Agreement, dated as of August 25, 2000, between Global Television Network Inc. and Fireworks Entertainment.(1)
4.10	Employment Agreement, dated April 18, 2000, between CanWest Global Communications Corp. and Gerry Noble.(1)
4.11	Television License Agreement, dated November 20, 2000, between CanWest Entertainment International Distribution and TV3 Network Service Ltd. (1)
4.12	Television License Agreement, dated November 20, 2000, between CanWest Entertainment International Distribution and TV3 Network Services Ltd.(1)
4.13	Standard Television Agreement, dated August 12,

Exhibit No.	Exhibit	Page No.

1998, between CanWest Global Broadcasting Inc. and Fireworks Entertainment Inc., as amended. (1)
4.14	Transaction Agreement, dated July 30, 2000, among Hollinger International Inc., Southam Inc. (n/k/a XSTM Holdings (2000) Inc.), Hollinger Canadian Newspapers, Limited Partnership and HCN Publications Company and CanWest Global Communications Corporation. (1)
4.15	Amending Agreement to the Transaction Agreement, dated November 15, 2000, among Hollinger International Inc., Southam Inc. (n/k/a XSTM Holdings (2000) Inc.), Hollinger Canadian Newspapers, Limited Partnership and HCN Publications Company and CanWest Global Communications Corporation.(1)
4.16	Services Agreement, dated as of November 15, 2000, among CanWest Global Communications Corporation, The National Post Company and Hollinger International Inc.(1)
4.17	Transition Services Agreement, dated as of November 15, 2000, among CanWest Global Communications Corporation, Hollinger Canadian Newspapers G.P. Inc. and Hollinger Canadian Operating Company.(1)
4.18	Services Agreement, dated as of November 15, 2000, among CanWest Global Communications Corporation, Hollinger Canadian Newspapers G.P. Inc. and Hollinger Canadian Operating Company.(1)
4.19	Employee Interim Services Agreement, dated as of November 15, 2000, among Hollinger International Inc., Hollinger Canadian Newspapers, Limited Partnership and CanWest Global Communications Corporation. (1)
4.20	Pension and Employee Benefit Plans Agreement, dated as of November 15, 2000, among Hollinger International Inc., Southam Inc. (n/k/a XSTM Holdings (2000) Inc.), Hollinger Canadian Newspapers, Limited Partnership, HCN Publications Company, Hollinger Canadian Operating Company ULC and CanWest Global Communications Corporation.(1)
4.21	Asset Transfer Agreement, dated November 15, 2000, between 3815668 Canada Inc. and CanWest Media Inc.(1)
4.22	Trust Indenture, dated as of November 15, 2000, between CanWest Media Inc. and CanWest Global Communications Corporation.(1)
4.23	Credit Agreement, dated as of November 7, 2000, among CanWest Media Inc., as borrower, CanWest Global Communications Corp., as guarantor, the financial institutions identified on the signature pages thereto, as lenders, Canadian Imperial Bank of Commerce, as co-lead arranger, joint bookrunner and syndication agent, The Bank of Nova Scotia, as co-lead arranger, joint

Exhibit No.	Exhibit	Page No.

bookrunner and administrative agent, and Bank of America Canada, as arranger and documentation agent.(1)
4.24	Collateral Covenant Agreement, dated as of November 16, 2000, among each of the parties listed in Schedule “A” thereto, as guarantors, and The Bank of Nova Scotia, as administrative agent.(1)
4.25	Form of Guarantee among each of the entities listed in Exhibit 10.1 hereto, as guarantors, The Bank of Nova Scotia, as administrative agent and the persons listed as lenders in the Credit Agreement dated November 7, 2000 (included in Exhibit 10.19).(1)
4.26	Form of Securities Pledge Agreement between each of the entities listed in Exhibit 10.2 hereto and The Bank of Nova Scotia, as administrative agent.(1)
4.27	Form of Security Agreement between each of the entities listed in Exhibit 10.3 hereto and The Bank of Nova Scotia, as administrative agent.(1)
4.28	Form of Note Pledge Agreement between each of the entities listed in Exhibit 10.4 hereto and The Bank of Nova Scotia, as administrative agent.(1)
4.29	Southam Executive Retirement Plan, dated as of June 6, 1994, between Southam Inc. (n/k/a XSTM Holdings (2000) Inc.) and Don Babick. (1)
4.30	Amendment to Southam Executive Retirement Plan, dated as of June 29, 1994, between Southam Inc. (n/k/a XSTM Holdings (2000) Inc.) and Don Babick.(1)
4.31	Share Purchase Agreement, dated as of November 8, 1999, between CanWest Global Communications Corp. and Cathton Holdings Ltd.(1)
4.32	Amended and Restated Master Agreement, dated November 8, 1999, among CanWest Global Communications Corp., Shaw Communications Inc., Corus Entertainment Inc. and WIC Western International Communications Ltd. (1)
4.33	Proposed Purchase of Corus Class B Shares, dated as of February 18, 2000, among Liberty CJR Inc., Corus Entertainment Inc., Shaw Communications Inc., CanWest Global Communications Corp., and WIC Western International Communications Ltd.(1)
4.34	Amalgamation Agreement, dated as of March 27, 2000, between WIC Western International Communications Ltd. and CW Newco Inc.(1)
4.35	Management Services Agreement, dated as of November 15, 2000, among The Ravelston Corporation Limited, CanWest Global Communications Corporation and The National Post Company.(1)
4.36	Amended and Restated Partnership Agreement, dated as of November 15, 2000, among Global Communications Limited, NP Holdings Company and 3048510 Nova Scotia Company.(1)

Exhibit No.	Exhibit	Page No.

4.37	Asset Transfer Agreement, dated November 15, 2000, between CanWest Media Inc. and Global Television Network Inc.(1)
4.38	Asset Transfer Agreement, dated November 15, 2000, between Global Television Network Inc. and Global Communications Limited.(1)
4.39	Variation Deed, entered into in August 1998, among CanWest Global Communications Corp., CGS International Holdings (Netherlands) B.V., CGS Shareholding (Netherlands) B.V., CGS Debenture Holding (Netherlands) B.V., The Ten Group Pty. Limited, Ten Network Holdings Limited, Telecasters North Queensland Limited, TNQ Television Limited, Donholken Pty. Limited, Selli Pty. Limited, Turnand Pty. Limited and Numeration Pty. Limited.(1)
4.40	Deed of Guarantee and Indemnity, dated as of November 7, 2000, among CanWest Television NZ Limited, TV3 Network Services Limited, TV4 Network Limited, Global Television Properties Limited, CanWest NZ Television Holdings Limited, CanWest NZ Finance Limited, CanWest NZ Radio Holdings Limited, CanWest Radio NZ Limited and Media Investments Limited and The Bank of Nova Scotia.(1)
4.41	Share Pledge Agreement, dated November 13, 2000, between CGS International Holdings (Netherlands) B.V. and The Bank of Nova Scotia. (1)
4.42	Form of Deed of Mortgaged Shares between each of the entities listed in Exhibit 10.5 hereto and The Bank of Nova Scotia.(1)
4.43	Form of Charge between each of the entities listed in Exhibit 10.6 hereto and The Bank of Nova Scotia.(1)
4.44	Form of Pledge Agreement by each of the entities listed in Exhibit 10.7 hereto in favor of The Bank of Nova Scotia.(1)
4.45	Form of Exchange Agent Agreement between CanWest Media Inc. and The Bank of New York, as exchange agent.(1)
4.46	Share Purchase Agreement, dated April 12, 2001, among L.R. Sherman, CanWest Television Inc., CHUM Limited and Global Television Network Inc.(2)
4.47	Amalgamation Agreement, dated as of September 1, 2001, among Global Communications Limited, CanWest Broadcasting (2001) LTD., CanWest Television Inc., CanWest Properties Limited, and 4434129 Manitoba LTD., Formerly 3649091 Canada LTD. (3)
4.48	Amending Agreement to the Senior Secured Credit Facilities, dated as of September 5, 2001, among CanWest Media Inc., as borrower, CanWest Global Communications Corp., as guarantor, the financial institutions identified on the

Exhibit No.	Exhibit	Page No.

signature pages thereto, as lenders, Canadian Imperial Bank of Commerce, as co-lead arranger, joint bookrunner and syndication agent, The Bank of Nova Scotia, as co-lead arranger, joint bookrunner and administration agent, and Bank of America Canada, as arranger and documentation agent. (3)
4.49	Retirement Compensation Arrangement Plan, dated January 1, 2002, approved on behalf of CanWest Global Communications Corp. (3)
4.50	Retirement Compensation Arrangement Trust Agreement, dated as of February 7, 2002, between CanWest Global Communications Corp. and Royal Trust Corporation of Canada. (3)
4.51	General Conveyance, dated as of March 31, 2002, between NP Holdings Company and Global Television Network Inc. (3)
4.52	Letter Agreement, dated May 22,2002, between CanWest Global Communications Corp. and Richard C. Camilleri. (3)
4.53	Amending Agreement No. 2 to the Senior Secured Credit Facilities, dated as of July 15, 2002, among CanWest Media Inc., as borrower, CanWest Global Communications Corp., as guarantor, the financial institutions identified on the signature pages thereto, as lenders, The Bank of Nova Scotia, as co-lead arranger, joint bookrunner and administrative agent, Canadian Imperial Bank of Commerce, as co-lead arranger, joint bookrunner and syndication agent, and Bank of America, N.A., as arranger and documentation agent. (3)
4.54	Supplemental Indenture, dated as of August 6, 2002, between CanWest Media Inc. and The Bank of New York. (3)
4.55	Letter Agreement, dated August 6, 2002, between CanWest Global Communications Corp. and TV3 Television Network Limited. (3)
4.56	Share Purchase Agreement, dated August 8, 2002, among Global Communications Limited, G.T.C. Transcontinental Group LTD., and CanWest Global Communications Corp. (3)
4.57	Letter Agreement, dated January 8, 2003, between CanWest Media Inc. on behalf of CanWest Publications Inc. and Donald Babick. (3)
4.58	Share Purchase Agreement, dated January 24, 2003, among Global Communications Limited, CanWest Global Communications Corp., and Osprey Media Holdings Inc. (3)
4.59	Letter Agreement, dated February 3, 2003, between CanWest Global Communications Corp. on behalf of Global Television Network Inc. and Gerry Noble. (3)
4.60	Non-Competition, Non-Solicitation, and Confidentiality Agreement, dated as of February 14, 2003, between CanWest Global Communications Corp. and Global Communications Limited, and

Exhibit No.	Exhibit	Page No.

Osprey Media Holdings Inc. (3)
4.61	Form of Amended and Restated Advertising Representation Agreement, dated February 14, 2003, between each of the entities listed in Exhibit 10.8 and CanWest Media Sales Limited. (3)
4.62	Form of Amended and Restated CanWest News Services Agreement, dated February 14, 2003, between each of the entities listed in Exhibit 10.9 and CanWest Publications Inc. (3)
4.63	Pension and Employee Benefit Plans Agreement, dated as of February 14, 2003, among Global Communications Limited, CanWest Global Communications Corp., and Osprey Media Holdings Inc. (3)
4.64	Transitional Services Agreement, dated February 14, 2003, between CanWest Publications Inc. and Osprey Media Holdings Inc. (3)
4.65	Form of Amended and Restated CanWest Editorial Services Agreement, dated February 14, 2003, between each of the entities listed in Exhibit 10.10 and CanWest Publications Inc. (3)
4.66	Form of Amended and Restated Electronic Distribution Agreement, dated February 14, 2003, between each of the entities listed in Exhibit 10.11 and Infomart Limited. (3)
4.67	Second Supplemental Indenture, dated as of February 27, 2003, among CanWest Media Inc., each of the guarantors identified therein and The Bank of New York. (4)
4.68	Purchase Agreement, dated as of March 31, 2003, among CanWest Media Inc., the Guarantors identified therein, Salomon Smith Barney Inc., CIBC World Markets Corp., Scotia Capital (USA) Inc., BMO Nesbitt Burns Corp., RBC Dominion Securities Corporation, Banc of America Securities LLC and TD Securities (USA) Inc. (4)
4.69	Registration Rights Agreement, dated as of April 3, 2003, among CanWest Media Inc., the Guarantors named therein, Salomon Smith Barney Inc., CIBC World Markets Corp., Scotia Capital (USA) Inc., BMO Nesbitt Burns Corp., RBC Dominion Securities Corporation, Banc of America Securities LLC and TD Securities (USA) Inc. (4)
4.70	Guarantee, dated as of April 3, 2003, executed by the Guarantors identified therein (4)
4.71	Third Supplemental Indenture, dated as of April 23, 2003, among CanWest Media Inc., each of the guarantors identified therein and The Bank of New York. (4)
4.72	First Supplemental Indenture, dated as of September 22, 2003, among CanWest Media Inc., each of the New Guarantors and The Bank of New York. (5)
4.73	Fourth Supplemental Indenture, dated as of September 22, 2003, among CanWest Media Inc., each of the New Guarantors and The Bank of New York. (5)
4.74	Second Supplemental Indenture, dated as of February 25, 2004, among CanWest Media Inc., each of the New Guarantors and The Bank of New York.
4.75	Fifth Supplemental Indenture, dated as of February 25, 2004, among CanWest Media Inc., each of the New Guarantors and The Bank of New York.
4.76	Letter Agreement, dated December 2, 2002 between CanWest Global Communications Corp. on behalf of CanWest Publications Inc. and Bob Calvert.
4.77	Letter Agreement, dated January 27, 2003 between CanWest Media Inc. and Bob Calvert.
4.78	Amending Agreement No. 3 to the Senior Secured Credit Facilities, dated as of March 27, 2003, among CanWest Media Inc., as borrower, CanWest Global Communications Corp., as guarantor, the financial institutions identified on the signature pages thereto, as lenders, Canadian Imperial Bank of Commerce, The Bank of Nova Scotia and Bank of America Canada.
4.79	Amending Agreement No. 4 to the Senior Secured Credit Facilities dated as of August 29, 2003, among CanWest Media Inc., CanWest Global Communications Corp., the financial institutions identified on the signature pages thereto, as lenders, Canadian Imperial Bank of Commerce, The Bank of Nova Scotia and Bank of America Canada.
7	Statement Regarding Computation of Ratios

Exhibit No.	Exhibit	Page No.

8	See Item 4C. Organizational Structure in Part I of this Annual Report.
10.1	List of entities party to the form of agreement in Exhibit 4.25. (1)
10.2	List of entities party to the form of agreement in Exhibit 4.26. (1)
10.3	List of entities party to the form of agreement in Exhibit 4.27. (1)
10.4	List of entities party to the form of agreement in Exhibit 4.28. (1)
10.5	List of entities party to the form of agreement in Exhibit 4.42. (1)
10.6	List of entities party to the form of agreement in Exhibit 4.43.(1)
10.7	List of entities party to the form of agreement in Exhibit 4.44.(1)
10.8	List of entities party to the form of agreement in Exhibit 4.60.(3)
10.9	List of entities party to the form of agreement in Exhibit 4.61.(3)
10.10	List of entities party to the form of agreement in Exhibit 4.64.(3)
10.11	List of entities party to the form of agreement in Exhibit 4.65.(3)
12.1	Certifications required by Rule 13a-14(a) or Rule 15d-14(a)
12.2	Certifications required by Rule 13a-14(a) or Rule 15d-14(a)
13.1	Certification pursuant to 18 U.S.C. Section 1350 as
adopted pursuant to Section 906 of the Sarbanes-Oxley Act
of 2002
13.2	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Previously filed as an Exhibit to the Registration Statement on Form F-4 of the Company filed on September 4, 2001, SEC File Number 333-00000 and incorporated by reference herein.

(2)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 28, 2002, SEC File Number 333-13878 and incorporated by reference herein.

(3)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 28, 2003, SEC File Number 333-13878 and incorporated by reference herein.

(4)	Previously filed as an Exhibit to the Registration Statement on Form F-4 of the Company filed on June 18, 2003, SEC File Number 333-10625 and incorporated by reference herein.

(5)	Previously filed as an Exhibit to the Registration Statement on Form F-3 of the Company filed on September 25, 2003, SEC File Number 333-109123 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANWEST MEDIA INC.

By:	/s/ JOHN MAGUIRE

Name: Title:	John Maguire Chief Financial Officer

Date:	February 26, 2004