Form 20-F
period 2004-08-31
CANWEST MEDIA INC
filed 2005-02-28
CIK 1158672

As filed with the Securities and Exchange Commission on February 28, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: August 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

333-13878

(Commission file number)

CanWest Media Inc.

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

31st Floor, CanWest Global Place

201 Portage Avenue

Winnipeg, Manitoba, Canada R3B 3L7

(Address of principal executive offices)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

10 5/8% Senior Subordinated Notes due 2011

7 5/8% Senior Notes due 2013

Outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2004:

22,786 Ordinary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☒

(continued)

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The Amalgamation and Related Transactions

On November 18, 2004, CanWest Media Inc. amalgamated with its immediate parent, 3815668 Canada Inc., to form a new company that is also named CanWest Media Inc. Because the amalgamation occurred after the end of the fiscal year covered by this annual report, except as otherwise noted, this annual report on Form 20-F presents financial information for the pre-amalgamation CanWest Media Inc. To the extent that this annual report refers to events and operations subsequent to November 18, 2004, the discussion refers to the new CanWest Media Inc.

Canadian GAAP

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and accounting principles generally accepted in the United States, or U.S. GAAP, see note 23 to our audited consolidated financial statements for the three years ending August 31, 2004. We state our financial statements in Canadian dollars.

Non-GAAP Financial Measures

We present “operating income before amortization” as a non-GAAP financial performance measure in various places throughout this annual report. Investors in our industry and analysts assessing our industry routinely use operating income before amortization as a supplementary non-GAAP financial measure to evaluate operating performance. Its use for these purposes is widespread and recognized by the industry in which we operate. In addition to these purposes, we also use operating income before amortization to evaluate our business segment profitability in making strategic resource allocations. Operating income before amortization is equal to net earnings adjusted to exclude amortization, interest and other financing expenses, investment income, loan impairments, income taxes, earnings in equity accounted affiliates, minority interests and currency translation adjustments. A reconciliation operating income before amortization to net earnings, the most directly comparable GAAP measure, is contained in “Item 5. Operating and Financial Review and Prospects” and in “Item 3. Financial Statements—Selected Financial Data.”

Amounts presented in accordance with our definition of operating income before amortization may not be comparable to similar measures disclosed by other companies, since not all companies and analysts calculate this non-GAAP measure in the same manner.

Operating income before amortization is not a measure of financial performance in accordance with Canadian or U.S. GAAP. Although we believe operating income before amortization will enhance your understanding of our financial performance, this non-GAAP financial measure, when viewed individually, is not a substitute for, nor is it necessarily a better indicator of any trend than net earnings computed in accordance with GAAP.

We present our “total debt leverage ratio” as a non-GAAP measure in “Item 5. Operating and Financial Review and Prospects.” This ratio is calculated based on the definition in our senior secured credit facility. We, our lenders and investors use this leverage ratio as a measure of our credit capacity. In addition, it is a measure of our performance relative to the covenants under our senior secured credit facility. Our total leverage ratio may not be comparable to similar measures disclosed by other companies, since not all companies and analysts calculate this non-GAAP measure in the same manner. We have provided a reconciliation of this non-GAAP measure and further information about the materiality of the senior secured credit facility, the ratio and consequences of failing to maintain the ratio in “Item 5. Operating and Financial Review and Prospects.”

Industry Data

Unless otherwise indicated in this annual report:

•	Individual newspaper circulation figures are from the Audit Bureau of Circulations, an independent research organization that audits the circulation of print media vehicles, including newspapers. Industry-wide newspaper industry advertising revenue, circulation revenue, circulation and median newspaper price data are from the Canadian Newspaper Association, a not-for-profit industry association representing Canadian newspaper publishers.

•	Broadcasting viewership data for Canada is from Nielsen Media Research Limited, a company that provides television audience measurement and related services, and BBM Bureau of Measurement, a not-for-profit broadcast research company that provides ratings information for the television, radio and interactive media industries.

•	Broadcasting viewership data for Australia after December 31, 2000 is from OzTam Pty Limited, a company that provides television audience data and related services. Broadcasting viewership data for Australia (to December 31, 2000), New Zealand and the Republic of Ireland is from AC Nielsen Corporation, a company that provides market research, information and analysis to the consumer products and services industries.

•	Radio listenership data for New Zealand is from Research International Limited, a company that provides market research information and analysis to the consumer products and services industries.

Although we believe these independent sources are generally reliable, the accuracy and completeness of this information is not guaranteed and has not been independently verified.

Other Information

In this annual report:

•	References to “we,” “us,” “our,” “the Company” or “CanWest Media” refer, unless we otherwise indicate or the context otherwise requires, to CanWest Media Inc. and its consolidated subsidiaries. For periods subsequent to November 18, 2004, such terms refer, unless we indicate or the context otherwise requires, to the new CanWest Media Inc. formed as the result of the amalgamation of 3815668 Canada Inc. and CanWest Media Inc.

•	References to “CanWest” are to CanWest Global Communications Corp.

•	References to “CanWest MediaWorks (NZ)” are to CanWest MediaWorks (NZ) Limited.

•	References to “CanWest Publications” refer to the newspapers and Internet assets acquired by us from Hollinger International Inc., Southam Inc., Hollinger Canadian Newspapers Limited Partnership and HCN Publications Company on November 16, 2000, including a 100% interest in the National Post and excluding those publications that have since been sold.

•	References to “CDN$” or “$” are to Canadian dollars.

•	References to “A$” are to Australian dollars.

•	References to “€” are to the euro.

•	References to “Network TEN” are to Australia’s TEN Television Network, which is owned and operated by the TEN Group.

•	References to “TEN Group” are to the TEN Group Pty Limited.

•	References to “NZ$” are to New Zealand dollars.

•	References to “US$” are to U.S. dollars.

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements. Whenever a statement is not simply a statement of historical fact (such as a statement that includes the words “believe,” “expect,” “anticipate,” “estimate,” “project,” or other similar expressions), our expectations may not be correct, even though we believe on the date of this annual report that they are reasonable. We do not guarantee that the transactions and events described in this annual report will happen as described (or that they will happen at all). You should read this annual report completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even if our situation changes in the future, except as required by law.

Whether actual results will conform with our present expectations and predictions is subject to a number of risks and uncertainties including, without limitation, the following risk factors and the other risk factors discussed in this annual report:

•	our outstanding indebtedness and our leverage;

•	our ability to incur substantially more indebtedness;

•	restrictions imposed by the terms of our indebtedness;

•	our ability to effectively manage our growth;

•	the highly competitive nature of the industries in which we operate; and

•	our ability to successfully implement our business and operating strategies.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated historical financial and other data of CanWest Media Inc. and its subsidiaries for the periods indicated. On November 18, 2004, CanWest Media Inc. amalgamated with its immediate parent, 3815668 Canada Inc., to form a new company that is also named CanWest Media Inc. The selected historical financial data below are financial data of the pre-amalgamation CanWest Media Inc. The selected historical financial data in this table should be read in conjunction with, and are qualified in their entirety by, our consolidated financial statements, the financial statements of TEN Group, and the notes thereto, and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 23 to our audited consolidated financial statements.

	For the fiscal year ended August 31,
	2000	2001	2002	2003	2004
	Revised (1)	Revised (1)	Revised (1)	Revised (1)
	(in thousands of Canadian dollars)
Operating Data:(2)
Revenue	$620,269	$1,805,327	$2,170,271	$2,139,532	$2,113,034
Operating expenses, selling, general and administrative expenses and restructuring expenses	478,953	1,371,257	1,699,221	1,660,317	1,666,446

Operating income before amortization (3)	141,316	434,070	471,050	479,215	446,588
Amortization of intangibles and goodwill	20,077	89,319	17,500	17,500	17,500
Amortization of property, plant and equipment and other amortization	22,551	64,768	80,100	77,187	75,624

Operating Income	98,688	279,983	373,450	384,528	353,464

Net financing expenses (6)	59,813	268,843	255,006	271,493	276,743
Investment gains and losses and dividend income	(103,901)	(31,582)	(37,084)	(12,772)	(119,047)
Loan impairment (4)	—	—	—	—	418,746

	142,776	42,722	155,528	125,807	(222,978)
Provision for (recovery of) income taxes	41,757	(27,280)	47,610	39,130	27,734

Earnings (loss) before the following	101,019	70,002	107,918	86,677	(250,712)
Minority interests	2,174	(3,196)	4,330	—	(478)
Interest in earnings (loss) of TEN Group	72,194	52,567	(11,815)	101,339	99,889
Interest in earnings (loss) of other equity accounted affiliates	2,286	(14,491)	(1,523)	(1,332)	(625)
Realized currency translation adjustments	(1,300)	(7,200)	(1,000)	922	(7,023)

Net earnings (loss) for the year	$176,373	$97,682	$97,910	$187,606	$(158,949)

Cash flows from:
Operating activities	$128,267	$190,743	$186,723	$278,083	$314,874
Investing activities	(681,191)	(2,104,325)	374,325	145,761	135,268
Financing activities	589,841	1,855,351	(522,702)	(358,172)	(490,718)

	For the fiscal year ended August 31,
	2000	2001	2002	2003	2004
	Revised (1)	Revised (1)	Revised (1)	Revised (1)
Balance Sheet Data (at period end):	(in thousands of Canadian dollars)
Intangibles and goodwill	$1,391,074	$3,828,180	$3,469,208	$3,305,938	$3,302,229
Total assets	2,717,042	6,103,341	5,507,860	5,351,054	4,812,437
Long term debt	1,168,282	2,907,527	2,379,459	2,384,146	1,959,475
Equity instruments	11,591	1,277,756	1,371,442	1,191,004	1,279,114
Shareholder’s equity	812,211	2,144,415	2,259,230	2,227,554	2,119,478

U.S. GAAP Data:
Net earnings (loss) for the year	$212,674	$17,492	$183,046	$80,362	$(179,094)
Total assets	2,763,523	6,078,544	5,754,576	5,534,432	5,616,468
Long term debt	1,123,903	3,685,624	3,320,781	2,942,330	2,898,606
Shareholder’s equity	858,038	1,232,493	1,532,310	1,603,913	1,423,093

Other Financial Data:
Distributions from TEN Group	75,259	71,096	60,984	33,378	104,855
Capital expenditures and other investments	14,617	43,469	57,459	42,451	53,160
Earnings to fixed charges (5)	4.6	1.1	1.3	1.2	—

Reconciliation of Non GAAP Financial Measure (3)
Net earnings (loss)	$176,373	$97,682	$97,910	$187,606	$(158,949)
Amortization	42,628	154,087	97,600	94,687	93,124
Interest and other financing expenses	59,813	268,843	255,006	271,493	276,743
Investment gains, losses and dividend income	(103,901)	(31,582)	(37,084)	(12,772)	(119,047)
Loan impairments	—	—	—	—	418,746
Provision for income tax expense	41,757	(27,280)	47,610	39,130	27,734
Minority interests	(2,174)	3,196	(4,330)	—	478
Interest in earnings of equity accounted affiliates	(74,480)	(38,076)	13,338	(100,007)	(99,264)
Realized currency translation adjustments	1,300	7,200	1,000	(922)	7,023

Operating income before amortization	$141,316	$434,070	$471,050	$479,215	$446,588

(1)	Certain balances have been revised. See notes 1(c), 7(4) and 23 of our audited consolidated financial statements for the year ended August 31, 2004.

(2)	Operating data and results in the periods presented were impacted by the following business acquisitions and divestitures:

•	In March 2000, we acquired nine television stations from WIC Western International Communications Ltd.;
•	In November 2000, we acquired CanWest Publications;
•	In January 2001, we acquired the remaining shares of RadioWorks New Zealand Limited, a New Zealand national radio operation;
•	In March 2001, we restructured our controlling interest in Ireland’s TV3, at which time we began to proportionately consolidate its results;
•	In August 2001, we disposed of ROBTv, a specialty cable channel;
•	In September 2001 and October 2001, we disposed of our television stations, CFCF (Montreal) and CKVU (Vancouver);
•	In September 2001, we gained effective control of the National Post and began consolidating its financial results (we acquired the remaining 50% not already owned in April 2002); and
•	In August 2002 and February 2003, we disposed of certain community newspapers.

Operating data and results under Canadian GAAP for the fiscal year ended August 31, 2001 were impacted by the adoption of new standards in respect of accounting for income taxes.

Operating data and results under Canadian and U.S. GAAP for the fiscal year ended August 31, 2002 were impacted by the adoption of new standards in respect of accounting for goodwill and other intangibles. Net earnings, adjusted to exclude amortization of goodwill and indefinite life intangibles, for the years ended August 31, 2001 and 2000 would have increased by $69,079 and $16,035, respectively, under Canadian GAAP.

Operating data and results under U.S. GAAP for the year ended August 31, 2004 were impacted by the adoption of new accounting policies related to the consolidation of variable interest entities. As indicated in note 23 of our consolidated financial statements contained herein, effective May 31, 2004 we began consolidating the operations of TEN Group under U.S. GAAP. Under Canadian GAAP, we account for our investment in TEN Group using the equity method.

(3)	Operating income before amortization is equal to net earnings adjusted to exclude amortization, interest and other financing expenses, investment income, loan impairments, income taxes, earnings in equity accounted affiliates, minority interests and realized currency translation adjustments. Operating income before amortization is not a recognized measure of financial performance under Canadian GAAP. Management utilizes operating income before amortization as a measure of segment profitability in making strategic resource allocations. In addition, we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Investors are cautioned, however, that operating income before amortization should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may differ from other companies and, accordingly, operating income before amortization may not be comparable to measures used by other companies. A reconciliation of operating income before amortization to net earnings is provided above.

(4)	Loan impairments include a $419 million provision for the impairment of loans to Fireworks Entertainment and CanWest Entertainment, affiliated companies controlled by CanWest.

(5)	The ratio of earnings to fixed charges is calculated as defined under Item 503(d) of Regulation S-K under the Securities Act. For the year ended August 31, 2004, fixed charges exceeded earnings by $210 million as a result of the net loss for the year of $159 million which included a $419 million loan impairment charge.

(6)	Net financing expenses include interest expense, interest income, amortization of deferred financing costs, foreign exchange gains and losses and interest rate and foreign currency swap losses.

EXCHANGE RATE INFORMATION

We prepare our financial statements in Canadian dollars. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. The following tables set forth, for the periods and dates indicated, information concerning the exchange rates between U.S. dollars and Canadian dollars based on the noon rates of exchange as reported by the Bank of Canada, expressed in U.S. dollars per Canadian dollar. No representation is made that the Canadian dollar amounts, on the one hand, or the U.S. dollar amounts, on the other hand, referred to in this annual report could be or could have been converted into U.S. dollars or Canadian dollars, as the case may be, at any particular rate or at all.

Year Ended	Average (1)		High		Low		Period End
August 31, 2000	US$	0.6808	US$	0.6973	US$	0.6631	US$	0.6793
August 31, 2001		0.6539		0.6787		0.6334		0.6461
August 31, 2002		0.6358		0.6618		0.6199		0.6415
August 31, 2003		0.6790		0.7495		0.6273		0.7220
August 31, 2004		0.7522		0.7879		0.7159		0.7595

Month	Average (2)		High		Low		Period End
August 2004	US$	0.7609	US$	0.7714	US$	0.7504	US$	0.7595
September 2004		0.7782		0.7912		0.7652		0.7912
October 2004		0.7886		0.8199		0.7859		0.8192
November 2004		0.8321		0.8493		0.8150		0.8401
December 2004		0.8257		0.8433		0.8080		0.8308
January 2005		0.8443		0.8342		0.8051		0.8078
February 2005 (through February 25, 2005)		0.8044		0.8130		0.7958		0.8059

(1)	The average of the noon buying rates on the last business day of each month during the period.
(2)	The average of the lowest and the highest noon buying rates during the month.

On February 25, 2005, the Bank of Canada noon rate for Canadian dollars was:

•	A$.1.027 per CDN$1.00;

•	€0.6108 per CDN$1.00;

•	NZ$1.119 per CDN$1.00; and

•	US$0.8059 per CDN$1.00.

RISK FACTORS

Risks Relating to Our Debt

Our substantial debt could adversely affect our financial condition and prevent us from fulfilling our obligations under the new notes.

We have a substantial amount of debt. As of August 31, 2004, we had $1,991 million in consolidated long-term debt (including the current portion) under Canadian GAAP (and $2,932 million under U.S. GAAP) and consolidated shareholder’s equity of $2,119 million under Canadian GAAP (and $1,423 million under U.S. GAAP), resulting in a total debt to capitalization ratio of 48% under Canadian GAAP (67% under U.S. GAAP). As of August 31, 2004, the negative covenants under our credit facility would have permitted additional borrowings of $413 million. On November 18, 2004, we amalgamated with our immediate parent, 3815668 Canada Inc. As of August 31, 2004, after giving effect to the amalgamation and related transactions described under “Item 5. Operating Review and Prospects—The Amalgamation and Refinancing Transactions,” we had $2,935 million in consolidated long-term debt (including the current portion) under Canadian GAAP and $3,035 million under U.S. GAAP and consolidated shareholder’s equity of $1,279 million under Canadian GAAP and $1,423 million under U.S. GAAP, resulting in a total debt to capitalization ratio of 70% under Canadian GAAP and 68% under U.S. GAAP. As of August 31, 2004, after giving effect to the amalgamation and such transactions, the negative covenants under our credit facility would have permitted additional borrowings of $292 million.

Our substantial indebtedness could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations under the agreements governing our outstanding indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on debt, which will reduce amounts available for working capital, capital expenditures, marketing, product and program development and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	increase our vulnerability to general adverse economic and industry conditions;

•	place us at a competitive disadvantage compared to our competitors with less debt; and

•	limit our ability to borrow additional funds.

In addition, a portion of our debt, including debt under our credit facility, bears interest at variable rates. An increase in the interest rates on the debt will reduce the funds available to repay our other debt obligations and for operations and future business opportunities and will intensify the consequences of our leveraged capital structure.

The terms of our outstanding indebtedness do not prohibit us or our subsidiaries from incurring substantial additional debt in the future, so long as we observe certain covenants, maintain certain specified financial ratios and meet certain specified financial tests.

To service our debt, we will require a significant amount of cash, and our ability to generate cash in the future depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt will depend on our ability to generate cash in the future. This, to an extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow or that future borrowings will be available to us in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. If our future cash flow from operations, including distributions from our non-wholly-owned subsidiaries and investments, and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional equity capital or restructure or refinance all or a portion of our debt on or before maturity. We cannot assure you that we will be able to refinance any of our debt on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt and other future debt may limit our ability to pursue any of these alternatives.

Our outstanding indebtedness imposes operational and financial restrictions on us.

The agreements governing our outstanding indebtedness impose restrictive covenants that, among other things, restrict our ability to:

•	incur debt;

•	pay dividends and make distributions;

•	issue stock of subsidiaries;

•	make certain investments;

•	repurchase stock;

•	create liens;

•	enter into transactions with affiliates;

•	enter into sale-leaseback transactions;

•	merge or consolidate; and

•	transfer or sell assets.

Our credit facility also requires us to maintain certain specified financial ratios and meet certain specified financial tests. These covenants are subject to a number of important exceptions and several of our significant subsidiaries are not subject to them.

These restrictive covenants may restrict our ability to expand our business or to pursue our business strategies. Our ability to comply with these and other terms of our indebtedness may be affected by changes in our business condition or results of operations, adverse regulatory developments or other events beyond our control. The breach of any of these covenants would result in a default under our debt. A default could allow our creditors to accelerate the related debt, as well as any other debt to which a cross-acceleration or cross-default provision applies. At August 31, 2004, the aggregate amount drawn under our credit facility was $778 million and an additional $38 million was utilized to support letters of credit. If our indebtedness were to be accelerated, we cannot assure you that we would be able to repay it. In addition, a default could give the lenders the right to terminate any commitments they had made to provide us with further funds.

Risks Relating to Our Business

We may not be able to effectively manage growth.

We intend to continue to increase our business in Canada and in foreign markets, to further expand the types of businesses in which we engage and to make selective acquisitions. The growth and expansion of our business has placed, and will continue to place, a significant demand on management resources. To manage growth effectively, we must maintain a high level of content quality, efficiency and performance and must continue to enhance our operational, financial and management systems, and attract, train, motivate and manage our employees. We may not be able to effectively manage the growth and expansion of our business and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

We operate in highly competitive industries.

Participants in the broadcasting and publishing industries depend primarily upon the sale of advertising and paid subscriptions to generate revenue. Competition for advertising, subscribers, viewers, listeners, readers and distribution is intense and comes from broadcast television stations and networks and specialty cable channels; radio; local, regional and national newspapers; direct mail; and other communications and advertising media that operate in these markets. Our competitors include both privately-owned companies and government-owned market participants. In addition, there is increasing consolidation in the Canadian broadcasting, publishing and other media industries and our competitors increasingly include market participants with interests in multiple industries and media. Some of our competitors have greater financial and other resources than we do. Our ability to compete successfully depends on a number of factors, including our ability to secure popular television programs and high quality editorial content, our ability to achieve high distribution levels and subscriptions and our ability to generate advertising revenue. We cannot assure you that we will be able to compete successfully in the future against existing or potential competitors, or that increased competition will not have a material adverse effect on our business, financial condition or results of operations.

Our television, newspaper and other content may fail to attract large audiences, which may limit our ability to generate advertising and circulation revenue.

Our ability to attract advertisers and generate revenue and profits is dependent in large part on our success in attracting viewers, listeners and readers through the programming we broadcast and the newspapers we publish. Audience acceptance is a function of the content offered and is influenced by factors including the reviews of critics, promotions, the quality and acceptance of other competing content in the marketplace during the same time slots, the availability of alternative forms of entertainment, general economic conditions and public tastes and perceptions generally, as well as other intangible factors. Although we make significant investments in programming and in our newspapers, we cannot assure you that our programming will maintain satisfactory viewership levels, or that our newspapers will maintain satisfactory readership levels, in the future. All of these factors could change rapidly and many are beyond our control. Lack of audience acceptance of our programming and newspapers could have a material adverse effect on our businesses, financial condition or results of operations.

We are largely dependent on particular advertising customer segments, and variations in customer demand in these segments could adversely affect our ability to generate revenue.

A large portion of our advertising revenue is derived from the automobile, technology, retail, food and beverage, telecommunications, travel, packaged goods and entertainment sectors. These sectors have historically been sensitive to changes in economic conditions and economic cycles generally. Thus, a downturn in these sectors could impact our ability to generate advertising revenues and negatively affect our business, financial condition or results of operations.

We compete with alternative technologies and may be required to invest a significant amount of capital to address continued technological development.

The media industry is experiencing rapid and significant technological changes that may result in alternative means of program and content transmission that could have a material adverse effect on our business, financial condition or results of operation. The continued growth of the internet has presented alternative content distribution options that compete with traditional media. Further, in each of our broadcasting markets, industry regulators have authorized direct-to-home satellite, microwave and cable services, and may authorize other alternative methods of transmitting television, radio and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies and we may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited. If we are unable to make required technological improvements and to successfully respond to changes in technology, we may find it harder to successfully compete in the future.

Our revenue is subject to cyclical and seasonal variations and is generated primarily from advertisers.

Our business is cyclical in nature. Because our business depends upon the sale of advertising for a substantial portion of revenue, our operating results are sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. At the same time, newspaper publishing is both capital and labor intensive and, as a result, newspapers have relatively high fixed cost structures. During periods of economic contraction, revenue may decrease while some costs remain fixed, resulting in decreased earnings. Similarly, because a substantial portion of revenue is derived from retail advertisers, which have historically been sensitive to general economic cycles, our business, financial condition or results of operation could be materially adversely affected by a downturn in the retail sector.

Our business has experienced and is expected to continue to experience significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people’s viewing, reading and listening habits. Typically, revenue is lowest during the fourth quarter of the fiscal year, which ends in August, and highest during the first quarter of the fiscal year.

Acts of terrorism and other political and economic developments could adversely affect revenue.

Our revenue and profitability depend on the sale of advertising. Our revenues were negatively affected by the impact of the September 11th tragedy on advertising expenditures and, more recently, were modestly affected by the war in Iraq in early 2003. If there are further acts of terrorism or other hostilities, or if other future financial, political, economic or other uncertainties arise, this could lead to a reduction in advertising expenditures, which could materially adversely affect our business, financial condition or results of operations.

We may be adversely affected by increases in television programming acquisition costs.

The most significant cost in the broadcasting businesses is television programming. Future increases or volatility in television programming costs could adversely affect our operating results. Developments in cable, satellite or other forms of distribution could also affect both the availability and the cost of programming and increase competition for advertising expenditures. In addition, the production and distribution costs of television and other forms of entertainment, as well as television programming costs, may increase. Moreover, programs may be purchased for broadcasting two to three years in advance, making it difficult to predict how such programs will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in revised amortization periods or impairments that would increase operating costs.

We may be adversely affected by strikes and other labor protests.

We estimate that over half of our employees are represented by collective bargaining agreements. Any strikes or other forms of labor protest could disrupt operations and could have a material adverse effect on our business, financial condition or results of operations. The newspapers in Vancouver, The Vancouver Sun and The Province; The Times Columnist (Victoria) and the Calgary Herald have each been subject to a strike over the past five years. These strikes have varied in duration with the longest continuing for approximately six months (at the Calgary Herald).

Approximately 62% of our Canadian broadcasting employees are employed under a total of 15 collective agreements. Two agreements have expired and are currently under negotiation and one more will expire in 2005, two agreements expire in 2006 and the remainder will expire in 2007. Approximately 50% of our Canadian publishing and online employees are employed under 45 collective agreements. 11 of these agreements have expired and are in negotiation; an additional 10 will expire in 2005; and 11 will expire in 2006. The remainder of these agreements will expire after 2006. We may be unable to renew these collective agreements on satisfactory terms or at all, and we may experience strikes or other forms of labor protest in the future. During 2001, one of our broadcast unions applied to consolidate 13 of our bargaining units (representing approximately 950 employees) into a single bargaining unit. On December 3, 2004, the Canadian Industrial Relations Board (CIRB) issued a determination that various Global Television stations operate as a common employer of broadcast employees represented by the broadcast union. This decision will result in the amalgamation of bargaining units. The Board has not yet made a determination with respect to bargaining unit structures. As a result of this decision, future labor conflicts may involve larger numbers of employees, which could increase the cost and disruption to our business from strikes or other forms of labor protest.

Any strike or other form of labor protest could have a material adverse effect on our business, financial condition or results of operations.

We may be adversely affected by variations in the cost of newsprint.

Newsprint expense represents one of our largest raw material expenses and, after wages and employee benefits expenses and programming acquisition costs, is our most significant operating cost. Newsprint costs vary widely from time to time and price changes in newsprint can significantly affect the overall earnings of our publishing operations. Future volatility or increases in newsprint costs could have a material adverse effect on our business, financial condition or results of operations.

A significant portion of our cash flow from operations has historically been attributable to distributions from Australia’s TEN Group; there can be no assurance that such distributions will continue at the same level or at all.

Distributions from the TEN Group, in the form of dividends and interest payments have historically represented a significant portion of our cash flow from operating activities. Distributions from TEN Group amounted to $104.9 in the year ended August 31, 2004. As a result of dividends declared by TEN Group in June and December 2004, we received $99 million in December 2004. TEN Group maintains an A$700 million credit facility and, as of August 31, 2004, A$175 million was outstanding under this facility. Additional loans under TEN Group’s credit facility would increase TEN Group’s interest expense and could reduce the amount of cash available for distribution by TEN Group. We do not own a majority or controlling voting interest in TEN Group, nor do we exercise control over its management, strategic direction or daily operations. There can be no assurance that distributions from TEN Group will continue at a similar level or at all. A significant decline in distributions from TEN Group could have a material adverse effect on our ability to service our indebtedness.

We may be adversely affected by foreign exchange fluctuations.

Fluctuations in the values of the currencies of Australia, New Zealand and Ireland relative to the Canadian dollar have affected the comparison of Canadian dollar translated amounts over periods of time. The most significant impact relates to the Australian dollar as a result of our economic interest in TEN Group. For example, the average rate of exchange used to translate results from TEN Group increased by 8% in fiscal 2004, compared to fiscal 2003. Had the average exchange rate remained constant over the two years, our interest in the earnings of TEN Group in fiscal 2004 would have been $12 million lower. Additionally, as of August 31, 2004, since our initial acquisition of TEN Group in 1992, we have realized a total of $4.4 million in currency translation losses arising from distributions made by TEN Group to us.

Virtually all of our revenue is generated in the local currencies of countries in which we operate, while certain programming and other expenses are incurred in U.S. dollars. In addition, a significant portion of our borrowing is denominated in U.S. dollars and interest, principal and premium, if any, on such borrowing must be paid in U.S. dollars. As a result, we are exposed to foreign currency exchange risk. We have entered into cross currency interest rate swaps, which convert the U.S. dollar principal and interest payable under the senior credit facility and our senior and senior subordinated notes into Canadian dollar obligations, to hedge foreign exchange rate risk and cash flow risk, with the exception of US$41.9 million in senior subordinated notes which are not hedged. In the year ended August 31, 2004 we were required to make payments of a net amount of $28 million to recoupon the swaps in order to maintain the fair value of our interest rate and cross currency swaps within the limits prescribed under our senior credit facility. Subsequent to fiscal year end, we have been required to make additional payments of a net amount of $97 million to recoupon the swaps. Future exchange rate fluctuations may require us to provide additional cash or other collateral to secure our obligations in respect of our hedging transactions. This could have a material adverse effect on our ability to make payments in respect of our outstanding indebtedness.

Changes in government regulation could adversely affect our business, financial condition or results of operations.

Changes in the government regulations and policies governing broadcast television, specialty cable channels and program distribution through cable and direct-to-home satellite services, the introduction of new regulations or policies or terms of licenses or treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition or results of operations.

Broadcasting operations are generally subject to extensive government regulation. Regulations govern the issuance, amendment, renewal, transfer and ownership of broadcast licenses in virtually all jurisdictions and, in some jurisdictions, govern the timing and content of programming; the timing, content and amount of commercial advertising; and the amount of foreign versus domestically produced programming. In many jurisdictions, including Australia and Canada, there are significant restrictions on the ability of foreign entities to own or control broadcasting businesses.

Our Canadian television operations are regulated pursuant to the Broadcasting Act (Canada). The Canadian Radio-television and Telecommunications Commission, or CRTC, administers the Broadcasting Act (Canada) and among other things, grants, amends and renews broadcasting licenses and approves certain changes in corporate ownership and control. The CRTC also may determine and implement broadcasting regulations and policies pursuant to the Broadcasting Act (Canada), subject to certain directions from the federal cabinet. Television broadcasting operations in Canada are also subject to simultaneous program substitution requirements, cable priority carriage rules, specialty service access rules, content rules and foreign ownership restrictions, all of which we must comply with. Changes to the regulations and policies governing broadcast television, specialty cable channels and program distribution through cable and direct-to-home satellite services or the introduction of new regulations, policies or terms of license or changes to the treatment of tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition or results of operations.

In June 2003, a House of Commons committee, the Standing Committee on Canadian Heritage, released the findings of a study of the current state and future direction of Canada’s broadcasting system and the efficacy of the Broadcasting Act (Canada) in meeting policy objectives. Included among the broad ranging issues considered by the Committee were cross-media ownership, foreign ownership, license fees, program funding, community, local and regional broadcasting, the effectiveness of the CRTC, digital transmission, performance measurement and Canadian content and cultural diversity. In November 2003, the government responded to the report, but did not deal substantively with any of the issues identified in the report. The government did indicate that it would give further consideration to the issues involved in cross media ownership and conduct an analysis of foreign ownership restrictions, particularly concerning telecommunications companies. Since that response there has been a federal general election, a change in the leadership in the responsible ministries and a series of events that have resulted in a great deal of public scrutiny of the CRTC and its decision making and regulatory processes. Following the election, the standing committee re-submitted its 2003 report to the Government of Canada, triggering a requirement for a response from the new government to the same report (expected in April 2005). The introduction of new laws, regulations or policies with respect to these matters may be forthcoming, and could have a material adverse effect on the our business, financial condition or results of operations.

Our operations outside of Canada are also subject to government regulation. In Australia, our investments are subject to statutes and regulations regarding licensing, programming standards, ownership and control of commercial broadcasting services and administering the allocation of broadcasting frequency spectrum. In March 2002, the Australian Government introduced the Broadcasting Services Amendment (Media Ownership) Bill 2002, which would remove limitations in the BSA on foreign ownership and control of the Australian media, leaving the sector to be regulated under the Foreign Acquisitions and Takeovers Act 1975 and Australia’s general foreign investment policy. At that time, the Australian Senate, in which the Government did not hold a majority, did not support the bill. In 2004, the Australian Government was re-elected and will hold a majority of the seats in the senate beginning in July 2005. The Australian Government has restated its commitment to reforming Australia’s cross ownership and foreign media ownership laws when it gains majority control of the Senate. Although the exact form of any legislation and the timing of its introduction are uncertain, any such legislation, if passed, could have a significant impact on the competitive environment in which we operate in Australia. Relaxation of the ownership restrictions may lead to further consolidation in the Australian media sector and allow our competitors to strengthen their positions. If we are unable to successfully adapt to changes in the Australian competitive and regulatory environment, our business may be adversely effected.

Although the New Zealand radio and television broadcasting industry was deregulated in 1989, our New Zealand operations remain subject to broadcasting standards and to general legislation concerning foreign investment in New Zealand. Television broadcasting in the Republic of Ireland is regulated with respect to, among other things, licensing, ownership and control, advertising and programming. There can be no assurance that any changes to the rules and regulations affecting our operations outside of Canada will not have a material adverse effect on the business, financial condition or results of operations of our non-Canadian subsidiaries and investments or our ability to maintain our ownership interests in our non-Canadian subsidiaries and investments.

The CRTC and other applicable broadcasting regulatory authorities may choose not to renew our existing broadcasting licenses or may decline to grant us new licenses on acceptable terms or at all.

Our CRTC broadcasting licenses must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. The CRTC considered our applications for the renewal of the licenses for all of our Canadian television stations, except CJNT (Montreal) (the license for which expires in 2007) in 2001. New licenses were granted with effect from September 1, 2001 for the maximum seven-year term. Our license for Global Prime was renewed in 2004, for the maximum seven-year term and our licenses for our Category 1 and Category 2 digital specialty channels expire in 2007.

While CRTC regulations and policies do not require CRTC approval before a broadcaster purchases an unregulated media entity, such as a newspaper, the CRTC considered the issue of our cross-media ownership at license renewal proceedings. The CRTC has expressed its support for the promotion of diversity in broadcasting expression at a local and national level, primarily with respect to news voices, and has the power to preserve diversity of voices and prevent or address the emergence of undue competitive advantage on behalf of one licensee where it is found to exist. As a condition of the recent license renewals, the CRTC directed us to abide by its proposed code of conduct respecting the maintenance of separate management over the television and print news operations. In future license renewal proceedings, the CRTC may require us to take measures which could have a material adverse effect on the integration of our Canadian publishing assets with our broadcasting assets, which could impair our ability to continue to realize certain of the anticipated benefits of acquiring our Canadian publishing operations.

The licenses held by Network TEN’s stations in Sydney, Melbourne, Brisbane and Perth were renewed in 2002 and will be subject to renewal by the Australian Broadcasting Authority in 2007. The license for Network TEN’s Adelaide station was renewed in 2004 and will be subject to renewal in 2009. Licenses in other jurisdictions are also subject to renewal from time to time. If we are unable to renew our licenses or acquire new interests or licenses on acceptable terms, it could have a material adverse effect on our business, financial condition or results of operations. To date, we have not had a license renewal declined.

The Commissioner under the Competition Act (Canada) retains the right to challenge our acquisition of the remaining 50% of the National Post based on new information at any time prior to March 2005.

Under the Competition Act (Canada), a transaction satisfying prescribed thresholds is subject to mandatory pre-merger notification to the Commissioner of Competition and observance of a prescribed short-form or long-form waiting period during which the parties are prohibited from closing the transaction. Alternatively, if the Commissioner is satisfied by the parties to a proposed transaction that there would not be sufficient grounds on which to challenge the transaction before the Competition Tribunal, the Commissioner may issue an advance ruling certificate, or an ARC, which exempts the transaction from the pre-merger notification requirements. Where the Commissioner determines the proposed transaction is likely to prevent or lessen competition substantially, the Commissioner may apply to the Competition Tribunal for an order prohibiting it or an order permitting it provided certain assets are divested and other conditions are satisfied. Where the Commissioner has completed his review and determined that grounds do not exist to challenge a proposed transaction, the Commissioner typically advises the parties in writing that, at that time, the Commissioner will not apply to the Competition Tribunal for an order in respect of the transaction. Such a “no-action” letter remains subject to the Commissioner’s statutory right to challenge a transaction at any time up to three years after a transaction has been substantially completed. However, if the parties apply for and the Commissioner issues an ARC, and the transaction is substantially completed within one year after the ARC is issued, the Commissioner may not apply to the Competition Tribunal for an order in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

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

Our acquisition of the remaining 50% interest in the National Post in March 2002 was subject to pre-merger notifications under the Competition Act (Canada). The Commissioner issued a “no-action” letter prior to the closing of the acquisition of our Canadian publishing assets and issued an ARC prior to our acquisition of the remaining 50% interest in the National Post. However, the Commissioner retains the right to challenge our acquisition of the remaining 50% interest in the National Post on the basis of new information at any time prior to March 2005. Any such challenge could harm our Canadian publishing operations.

CanWest may not be successful in defending a lawsuit which has been commenced against us and certain of our subsidiaries.

On March 5, 2001, certain plaintiffs who owned a 29.3% interest in CanWest Broadcasting Ltd., or CBL, filed a statement of claim with the Ontario Superior Court of Justice against CanWest, us, certain subsidiaries and Israel Asper (the “Ontario Action”). The plaintiffs claimed, among other things, that the defendants:

•	acted in a manner that was oppressive and unfairly prejudicial to the plaintiffs;

•	improperly favored the interests of the defendants over the interests of CBL and the plaintiffs (including the diversion of corporate opportunities);

•	owed fiduciary duties to the plaintiffs; and

•	wrongly terminated certain contracts with the plaintiffs and replaced them with non-arm’s length contracts.

At the time of the commencement of the action, CanWest owned 70.67% of CBL and the plaintiffs owned the minority interest. CBL owned the Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and CFSK). On May 1, 2001, CBL amalgamated with one of our indirect wholly-owned subsidiaries to continue as CBL Amalco. Under the terms of the amalgamation agreement, CanWest received all of the shares of CBL Amalco and the minority shareholders of CBL received special preference shares of CanWest. CanWest redeemed the special preference shares for $57.7 million on December 18, 2002. By way of an application initiated by the defendants, the Ontario Superior Court in November 2001 stayed the Ontario Action on the basis that the Ontario courts had no jurisdiction to try the claim and alternatively, that Manitoba was the convenient forum for trial of the action. The Ontario Court of Appeal subsequently upheld the Ontario decision in a decision issued in February 2003. In January 2004, the Supreme Court of Canada refused the plaintiffs leave to appeal the Ontario Court of Appeal’s decision. By a statement of claim dated April 5, 2004, issued in the Manitoba Court of Queen’s Bench, the plaintiffs commenced a suit against the defendants noted above as well as Leonard Asper, claiming in substance the same matters as in the Ontario Action and as well that the amalgamation was oppressive to the interests of the plaintiff. The plaintiffs are seeking, among other things, damages of $405 million (including aggravated and punitive damages). While the defendants intend to do so, they have yet to file a statement of defense. There can be no assurances as to the outcome of the lawsuit, the timing or amounts of any payments we may make in connection with the lawsuit (including litigation expenses), whether any additional allegations or claims will be made, how long the suit will last or as to any of the other risks inherent in any litigation. There can be no assurance that CanWest and the other defendants will be successful in defending this lawsuit. While we believe these claims to be substantially without merit, a significant adverse result could have a material adverse effect on our business, financial condition or results of operations.

We do not control and are not permitted to control some of our broadcasting assets.

We do not own a majority voting interest in the TEN Group. We do not control its management or strategic direction, and we currently are not permitted under Australian law to own more than 15% of the equity of the TEN Group. We do not own a majority interest in TV3 in Ireland. The TEN Group and/or TV3 may take actions that could have a material adverse effect on our economic or ownership interest in such entities.

We may be adversely affected by changes in government incentive programs for Canadian program production.

The CRTC requires Canadian broadcasters to broadcast certain amounts of content of Canadian origin. Often, a portion of the production budgets of Canadian programs is financed by Canadian government agencies and incentive programs, such as the Canadian Television Fund, Telefilm Canada and federal and provincial tax credits. There can be no assurance that such financing will continue to be available at current levels, or at all. Reductions or other changes in the policies of Canada or its provinces in connection with their incentive programs could have an adverse effect on our business, financial condition or results of operations.

We are subject to extensive environmental regulations.

We are subject to a variety of Canadian and foreign environmental laws and regulations. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Failure to comply with present or future laws or regulations could result in substantial liability. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses (or may have current uses, in the case of surrounding properties) which may affect our properties and require further study or remedial measures. There can be no assurance that all environmental liabilities have been identified, that any prior owner of the properties did not create a material environmental condition not known to us, or that a material environmental condition does not otherwise exist at any of our properties.

ITEM 4. INFORMATION ON THE COMPANY

BUSINESS OVERVIEW

General

We are an international media company with interests in broadcast television, newspapers, radio, specialty cable channels, outdoor advertising and online operations in Canada, Australia, New Zealand, and the Republic of Ireland.

In Canada, we are a major multi-platform media company, with television, publishing, radio and internet operations that serve common geographic areas, providing our viewers, readers and advertisers with extensive local, regional and national coverage. We own and operate one of the most profitable and the highest rated groups of television stations in Canada, including the Global Television Network, which covers approximately 97% of Canada’s English-language market. We are also the largest publisher of daily newspapers in Canada with average daily paid circulation of 1.4 million copies, representing 35% of Canada’s average daily English-language newspaper sales. In addition, we own an extensive collection of internet websites providing content of local, regional and national interest.

We believe the combination of our media assets in Canada provides us with a number of competitive advantages, including the ability to:

º     provide advertisers with multi-platform media advertising solutions designed to reach a mass audience or to target specific demographic or special-interest groups;

º     leverage the news and information production resources of our broadcasting, publishing and internet operations to provide our audiences with superior depth and scope in local, regional and national coverage; and

º     cross-promote our brands, programs and other content across our various media platforms.

We also own significant interests in media properties in other English-language markets. In Australia, we own a 56.4% economic interest in TEN Group, one of three privately-owned national television networks. In New Zealand, we own a 70% interest in CanWest MediaWorks (NZ), which operates two national television networks, 3 and C4, and a leading group of radio stations, RadioWorks. Our other investments include a 45% interest in the only privately-owned television network in the Republic of Ireland, TV3.

For the year ended August 31, 2004, we generated revenue of $2,113 million and had a net loss of $159 million.

Business Strategy

In the consolidating and converging media landscape, our objective is to increase our revenue and operating income before amortization by leveraging our media platforms and acquiring, developing and controlling content. To achieve this objective, we intend to:

º     Offer comprehensive advertising solutions. Our broad range of media platforms allows us to deliver multi-platform solutions to our advertising clients. We are able to sell flexible packages of advertising across various media in local, regional and national markets. Our Canadian television, publishing and internet platforms provide advertisers with an effective means to reach a mass market or to target specific demographic and special interest groups. In New Zealand, our combination of a national television network and urban and rural radio networks allows us to design advertising solutions tailored to our clients’ needs.

º     Leverage content. By creating our own news and sports content and purchasing or commissioning entertainment content from our affiliates and others, we are able to supply our own platforms and syndicate our content to non-competing media outlets, reducing our effective costs. The combination of our television, publishing and internet platforms makes us a leading owner and provider of content in Canada. Our news and information organization provides extensive resources to develop content for delivery across our multiple distribution platforms and enables us to provide complete and in-depth coverage of local, regional and national news and information to our audiences.

º     Cross-promote and co-brand our properties. The geographic overlap of our television, publishing, radio and internet platforms enables us to cross-promote our properties in order to grow audiences, strengthen brand recognition and increase advertising revenue. For example, in Canada we use our newspapers to promote our television programs and websites. Our variety of platforms also enables us to pursue co-branding and brand extension opportunities.

º     Achieve economies of scale. Through expansion of our operations across multiple markets and media platforms, we have achieved greater purchasing power, giving us a competitive advantage in acquiring the rights to content. In addition, we can amortize the cost of content across a larger number of viewers, readers and listeners.

º     Expand operations in English-language markets. We intend to develop and acquire additional media assets in our existing markets and expand into other English-language markets. While tastes and preferences vary among each of the communities we serve, we are often able to utilize programming and other content purchased, developed or produced for one market in our other markets. In Canada, we recently launched our first radio stations and have filed applications for additional radio licenses.

º     Improve efficiency and reduce operating costs. We expect to realize cost savings through the integration of our publishing assets and other acquired assets into our existing operations and through the reduction of duplicative general and administrative expenses.

History and Development of the Company

Overview

CanWest Media Inc. was incorporated in Canada under the Canada Business Corporations Act (Canada) on September 28, 2000 as an indirect wholly-owned subsidiary of CanWest Global Communications Corp., for the purpose of acquiring 100% of the common shares of Global Television Network Inc., a wholly-owned subsidiary of CanWest Global Communications Corp. and to consummate the acquisition of CanWest Publications. On November 18, 2004, CanWest Media Inc. amalgamated with its immediate parent, 3815668 Canada Inc., to form a new company that is also called CanWest Media Inc. See “Item 5. Operating and Financial Review and Prospects—The Amalgamation and Refinancing Transactions.”

Our corporate and principal office is located on the 31st Floor, CanWest Global Place, 201 Portage Avenue, Winnipeg, Manitoba, R3B 3L7. Our telephone number is (204) 956-2025. We have appointed CanWest International Corp., a Delaware corporation, as our authorized agent. CanWest International Corp.’s address is c/o Corporation Service Company, 2711 Centerville Road, Wilmington, Delaware 19808.

Significant Developments in Fiscal 2004

Significant developments during fiscal 2004 included the following:

•	Sale of Ulster Television. In June 2004, we sold our 29.9% holding of common shares of Ulster Television PLC in a transaction effected through the London Stock Exchange, resulting in a gain of $52 million. The cash proceeds from the transaction of $144 million were used to reduce bank debt under our credit facility.

•	CanWest Media Works (NZ) IPO. In July 2004, through a series of transactions, we transferred our net assets in our New Zealand media operations to CanWest MediaWorks (NZ) Limited for 70% of the ordinary shares of CanWest MediaWorks (NZ) Limited and repayment of inter-company debt. Concurrent with the transfer of the net assets, CanWest MediaWorks (NZ) Limited completed a Initial Public Offering for 30% of its ordinary shares for NZ$100 million, net of costs of NZ$4 million (net proceeds of $83.3 million). In addition, CanWest MediaWorks (NZ) Limited issued a term bank loan of NZ$200 million. As a result of these transactions, we recorded a gain of $66 million.

Recent Developments

Significant developments since the end of the 2004 fiscal year include:

•	Realignment and Senior Executive Appointments. On October 4, 2004, we announced a realignment of our operations under the CanWest MediaWorks corporate brand. CanWest MediaWorks encompasses all of our Canadian business units, including newspapers, television and radio operations and web-based interactive operations. CanWest MediaWorks International includes CanWest’s investments in Network TEN in Australia, CanWest MediaWorks (NZ) and TV3 in Ireland. On the same date, we announced a series of senior executive appointments:

º     Richard C. Camilleri, formerly Chief Operating Officer (Operations), was appointed President, CanWest MediaWorks.

º     Thomas C. Strike, formerly Chief Operating Officer (Corporate), was named President, CanWest MediaWorks International.

º     Kathleen A. Dore was appointed to the position of President, Television and Radio, CanWest MediaWorks.

º     Michael Williams was appointed to the position of President, Publications, CanWest MediaWorks.

º     Joseph T. Mangione was appointed to the position of President, Sales and Marketing, CanWest MediaWorks.

•	Amalgamation with 3815668 Canada Inc. On November 18, 2004, CanWest Media Inc. amalgamated with its immediate parent, 3815668 Canada Inc., to form a new company that is also called CanWest Media Inc. Immediately prior to the amalgamation, 3815668 Canada Inc. issued $944.2 million of new 8% senior subordinated notes (the “new notes”) and repurchased and retired $903.6 million of its 12 1/8% junior subordinated notes due 2010. As a result of the amalgamation, among other things:

º     the new CanWest Media assumed the obligations of 3815668 Canada Inc. under the $944.2 million of new notes described above; and

º     the obligations of CanWest Media under the junior subordinated debentures issued by it to 3815668 Canada Inc. in November 2000 have been extinguished.

At August 31, 2004, after giving effect to the amalgamation and related transactions, the new CanWest Media Inc. had total debt of $2,935 million and shareholders equity of $1,279 million.

•	Launch of Dose. In April 2005, we will launch a new publications product. Dose, a free daily magazine will be distributed weekdays in Calgary, Edmonton, Ottawa, Toronto and Vancouver. This product will be aimed at a young adult demographic and will have an expected initial daily distribution of 320,000 copies.

LINES OF BUSINESS

Canadian Media Operations

Canadian Television

Canadian Television Operations

We are the one of the largest owners and operators of commercial broadcast television stations in Canada, as measured by both revenue and operating income before amortization. We own and operate 16 television stations licensed to provide over the air television broadcasting services in eight provinces. Eleven of our stations comprise the Global Television Network, which broadcasts to all major metropolitan areas in Canada, including Toronto, Montreal, Vancouver, Ottawa, Calgary, Edmonton, Quebec and Winnipeg and which covers an estimated 23.6 million people, or approximately 97% of Canada’s English-language market.

Three of our stations operate as independents under the “CH” brand with a schedule that is distinct from our Global Television Network. Our “CH” brand stations provide us with second stations covering several of the largest markets in Canada: Ottawa/Hull, Toronto/ Hamilton, Vancouver/ Victoria and Greater Montreal. The programming on our “CH” brand stations is targeted at the adult audience ages 25 to 54, a more mature demographic group than the 18 to 49 year old audience targeted by our Global Television Network. Our CHCH station in Hamilton and our CHEK station in Victoria also offer a broad range of local entertainment, news and information programming, while our CH-Horizon (CJNT) station in Montreal also broadcasts multi-cultural programming. We also own two stations affiliated with the CBC, which were acquired as part of the WIC Western International Communications transaction, and Global Prime, a Canadian specialty channel providing entertainment and information programming to the “baby boomer” generation.

In November 2000, the CRTC awarded licenses to operate three new digital Category 1 specialty channels and 27 new digital Category 2 specialty channels to us and/or partnerships in which we have an interest. Cable and satellite service operators that offer digital services are legally required to carry Category 1 channels, and can carry Category 2 channels at their option. We launched two Category 1 services, mentv (49% owned) and Mystery TV (50% owned) and four Category 2 channels, Lonestar, DejaView, Fox Sports World Canada and Xtreme Sports, in September 2001. In September 2003, we launched CoolTV, a category 2 channel.

The following table sets forth the relative ranking and audience share of our originating broadcast television stations in each of their respective demographic market areas or extended market areas for Fall 2003/Spring 2004:

	Call Sign	Stations in DMA/EMA	Rank in DMA/EMA (1)	Audience Share (1)
Global Television Network:
Global Ontario	CIII	15	2	11.4%
Global Quebec (2)	CKMI	8	2	8.5
Global Vancouver	CHAN	13	1	13.7
Global Calgary	CICT	8	2	12.3
Global Edmonton	CITV	8	2	12.3
Global Winnipeg	CKND	8	2	12.3
Global Halifax	CIHFNS	8	2	10.6
Global Saskatoon	CFSK	7	2	11.0
Global Regina	CFRE	7	2	10.9
Global Saint John	CIHF-NB	8	2	8.8
Global Lethbridge (3)(4)	CISA	8	2	14.6
CH Television System:
Montreal, Quebec (2)	CJNT	8	8	2.0
Hamilton, Ontario (5)	CHCH	13	5	4.3
Victoria, British Columbia (6)	CHEK	13	5	4.8
CBC Affiliates:
Okanagan-Kamloops, British Columbia	CHBC	8	6	3.6
Red Deer, Alberta	CKRD	8	4	3.6

(1)	Monday to Sunday, Central Prime Time (8:00 p.m. to 11:00 p.m. in all markets except Saskatchewan and Manitoba where, due to time zone differences with U.S. border stations, Central Prime Time is 7:00 p.m. to 10:00 p.m.). For Toronto/Hamilton and Vancouver/Victoria, September 15, 2003 to December 21, 2003 and January 5, 2004 to May 30, 2004 BBM Meter Research adults ages 18 to 49. All other markets: Fall 2003 and Spring 2004 average BBM Sweeps, adults ages 18 to 49.
(2)	Based on English language stations only.
(3)	BBM Area 8021 — Lethbridge area.
(4)	CISA is a repeater of CICT Calgary.
(5)	Rank and Share in the Toronto/Hamilton EMA.
(6)	Rank and Share in Vancouver EMA.

Industry Overview

Three English-language national broadcast networks operate in Canada: the Global Television Network, the CTV television network and the Canadian Broadcasting Corporation. The Global Television Network and CTV are both privately-owned, commercial networks, while the CBC is government-owned and financed by a combination of federal government grants and commercial revenue. Several French-language networks and a number of independent stations also serve local markets. In addition to Canadian stations, Canadian viewers generally have access to U.S. stations, directly over the air or via cable or satellite.

Canada has a well-developed cable television market that provides viewers with a wide range of viewing alternatives. Most Canadians have access to a number of Canadian specialty channels as well as a number of American broadcast and cable channels. In fall 2004, there were approximately 10.9 million households in Canada with cable and/or satellite services.

A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which Canadian cable television systems with over 2,000 subscribers are required to substitute the local Canadian signal, including the Canadian commercials, for the broadcast of the identical program by a U.S. station when the two programs are broadcast at the same time. As a result, the local Canadian broadcaster’s signal and advertisements appear on two or more cable channels simultaneously, thereby increasing the size of the Canadian broadcaster’s audience. Direct-to-home satellite services also have program substitution obligations under these regulations. Program substitution is primarily intended to compensate Canadian broadcasters that have purchased exclusive local broadcast rights for U.S. programs for the encroachment on their market by U.S. broadcasters via cable and direct-to-home satellite services.

Television broadcasting in Canada is subject to cable priority carriage rules, whereby cable systems with over 2,000 subscribers must carry the signals of local broadcasters as part of their basic service. The guaranteed carriage enjoyed by local television broadcasters under these rules is designed to ensure that they reach cable households and enjoy advantageous channel placement.

Also important to television broadcasting operations is the specialty service access rules, which require cable systems with more than 6,000 subscribers operating in an English-language market to deliver each English-language analog specialty and category 1 digital specialty service licensed for the area, other than certain religious services, to the extent of available channels. Similarly, direct-to-home satellite services must, by regulation, distribute all Canadian specialty services, other than certain religious services. These rules help ensure wider carriage for Canadian specialty services than might otherwise be secured through negotiation with the cable companies.

The CRTC has indicated that it intends to merge the licenses held by operators of multiple cable systems into a maximum of three licenses per operator in a given region. However, the CRTC has stated that rules related to the carriage of programming services and program substitution must be maintained within this regional licensing context.

In addition, Canadian broadcasters are required to show specified percentages of programming of Canadian origin during a broadcast day and, specifically, during the evening period.

The following table reflects the respective share of the English-language audience held by the major Canadian networks and station groups in Spring 2004 as a percentage of both Canadian television and total television viewership:

Network or Station Group	Share of Canadian Television	Share of Total Television
Global Television Network and our “CH” stations	19.3%	13.2%
CTV	21.5	14.6
CBC	8.4	5.8
CHUM	8.0	5.5
Other Canadian broadcast stations	7.1	4.8
Pay and specialty Canadian cable channels	35.7	24.4

Total English-language broadcasting	100.0%	68.3%

Source: Bureau of Broadcast Measurement (“BBM”) Spring 2004 Sweep, Monday to Sunday, 6:00 a.m. to 2:00 a.m. adults ages 18 to 49.

Television broadcasting in Canada is regulated by the CRTC. Canada maintains significant restrictions on the foreign ownership of Canadian broadcast television stations and specialty cable channels. For more information, see “Regulation—Canadian Television.”

Programming

Our Global Television Network targets adults ages 18 to 49, while our “CH” brand stations target a more mature demographic, adults ages 25 to 54. The key elements of our programming strategy are:

º     purchasing exclusive Canadian broadcasting rights to entertainment programs which appeal to our target audiences; and

º     maximizing simulcasting opportunities via the acquisition of US network prime time programming, events and marquis sports properties.

We aggressively promote our television series and seek to develop viewer loyalty by offering a consistent programming schedule. By purchasing exclusive Canadian broadcasting rights to programming, we are able to control its distribution throughout the country. We are also able to offset programming costs through syndication to non-competing stations. We simulcast U.S.-originated programming whenever possible in order to maximize our ratings and advertising revenue.

Substantially all of our acquired programming is purchased for national exposure in Canada and the majority of the programming is produced within Canada and the United States. In order to gain economies of scale, the programming is often purchased for multiple levels, including telecast rights for our specialty and digital television channels as well as our conventional television stations. Many of our programming agreements are for multi-year program supply. Such agreements are currently held with several major non-Canadian studios, including Sony Pictures Television (Columbia), Fox and Paramount. These agreements require suppliers to provide, and us to buy, pre-agreed amounts of programming over one or more years. These agreements have provided price stability for our program acquisitions and have enhanced our ability to retain highly-rated U.S. network series programming and to acquire desirable new programming while, at the same time, helping to soften the effect of the very cyclical nature of most television programs.

Both our Global Television Network and our “CH” brand stations broadcast many of the most popular programs in Canada. Among the many “hit” shows in our current program schedules are a combination of recent entrants and established programs, including Survivor, The Apprentice, Will and Grace, Everybody Loves Raymond, Las Vegas, Without a Trace, Two and a Half Men, The Simpsons, NYPD Blue, Gilmore Girls, That 70’s Show, Malcolm in the Middle, Fear Factor and 24. Global Television also broadcasts world class sporting events such as NFL football (including the Super Bowl), Molson Indys, the Masters Golf Tournament and the Wimbledon Tennis Championship. In 2002, Global Television introduced Global Showcase, a series of Canadian documentaries from independent producers across all regions of Canada. Several of the programs have aired to strong national acclaim, including Jenin: Massacring the Truth and Confrontation at Concordia. Global Television’s Wildcard (produced with Lifetime in the U.S.) continues to be one of the highest-rated Canadian-produced series.

Since its launch in September 2001, Global National, Canada’s only supper-hour national newscast, has won several prestigious national awards including six from the Radio-Television News Directors Association, four Leo awards for best National newscast and best anchor as well as two Gemini nominations. Strategically, Global National has enhanced the news “brand” and credibility of many of Global television’s local news and public affairs programs with correspondents in Washington D.C., London, Tel Aviv and a large national bureau in Ottawa. The combination of local and national news at supper hour has led to considerable expansion of news programming, especially in British Columbia, Alberta and Ontario. Global British Columbia, for example, is now broadcasting 45 hours of local news programming per week and commands one of the largest local English language news audiences in Canada.

Ratings

The following table sets forth Global Television’s audience shares and that of its primary competitors in each of the Toronto/Hamilton and Vancouver/Victoria markets for the periods indicated:

	Audience Share in Selected Major Markets (1)
	Primetime 7PM -11PM (2)		Rank (3)	6AM - Midnight (2)		Rank (3)
	2002/2003	2003/2004	2003/2004	2002/2003	2003/2004	2003/2004
Toronto/Hamilton (4):
CTV-CFTO	11.9%	11.0%	1	9.9%	9.2%	1
Global Ontario – CIII	11.0	10.6	2	8.9	8.7	2
CHUM – CITY	8.7	6.6	3	7.9	6.6	3
CBC – CBLT	5.3	6.4	4	4.0	4.8	4
“CH” Brand – CHCH	5.2	4.3	5	4.3	3.7	5
CHUM – CKVR	2.8	2.4	6	2.3	2.0	7
Fox – WUTV	2.7	2.2	7	3.2	2.7	6
Rogers – CFMT	1.7	1.5	8	2.3	1.7	8
Vancouver/Victoria (5):
Global Vancouver – CHAN	11.8	12.6	1	12.0	13.0	1
CTV – CIVT	10.0	9.6	2	6.7	6.8	2
CBC – CBUT	8.0	7.5	3	6.6	6.2	3
“CH” Brand – CHEK	5.7	5.0	4	4.3	4.2	4
CHUM-CKVU	5.5	4.8	5	4.1	3.7	5
CHUM – CIVI	3.4	3.5	6	2.5	2.5	6
Independent – KVOS	1.6	2.2	7	2.0	2.0	7

(1)	Audience share among adults 18 to 49.
(2)	September 15, 2003 to May 30, 2004 and September 16, 2002 to May 25, 2003.
(3)	Based upon figures reported in this table.
(4)	BBM Toronto Meter Data, September 15, 2003 to December 21, 2003 and January 5, 2004 to May 30, 2004 and September 16, 2002 to December 22, 2002 and January 6, 2003 to May 25, 2003.
(5)	BBM Vancouver Meter Data, September 15, 2003 to December 21, 2003 and January 5, 2004 to May 30, 2004 and September 16, 2002 to December 22, 2002 and January 6, 2003 to May 25, 2003.

Advertising Sales and Revenue

Our Canadian television operations derive their revenue primarily from the sale of broadcast air time to national, regional and local advertisers. For fiscal 2004, we derived over 85% of the advertising revenue relating to our Canadian broadcasting operations from sales to national advertisers and the balance from sales to regional and local advertisers. Under the terms of our broadcasting licenses, our Global Ontario and Global Quebec stations may sell broadcast air time only to national advertisers.

Canadian Publishing

We are the largest publisher of daily newspapers in Canada, as measured by circulation, revenue and operating income before amortization. Our publications include 10 daily metropolitan newspapers, all of which serve markets also reached by our broadcast television signals. In addition, we own and operate several other newspapers, shopping guides and newspaper-related publications. We also own the National Post, one of Canada’s two national daily newspapers.

Our newspapers have an average daily paid circulation of 1.4 million copies, representing 34.9% of Canada’s daily average English-language newspaper circulation, and an estimated average daily readership of 2.9 million people in 2003. Most of our newspapers have the highest circulation among publications in their markets. The high cost associated with starting a major daily newspaper operation constitutes a barrier to entry for potential new competitors to larger daily newspapers. While internet advertising may become more competitive in the future, it has not yet had a significant impact on revenue or operating income before amortization of our publishing assets.

Industry Overview

The Canadian newspaper industry is comprised of over 100 daily paid circulation newspapers and numerous non-daily paid and free-distribution publications. The industry is mature and is dominated by a small number of major publishers. We are the largest newspaper publisher in Canada, with 29% of average weekly circulation in 2003, ahead of Quebecor Inc. (22%), Torstar Corporation (14%), Power Corporation (9%), Bell Globemedia (6%), Osprey Media (6%) and others (14%).

Total Canadian daily newspaper industry revenue was $3.2 billion in 2003, with 79% derived from advertising and the balance of 21% coming from circulation. Advertising revenue and, to a lesser extent, circulation revenue are cyclical and dependent upon general economic conditions. Historically, increases in advertising revenue have corresponded with periods of economic growth, while decreases have corresponded with general economic downturns and regional and local recessions. Daily newspaper advertising revenue increased by 0.8%, or $18.8 million in 2003 following a decrease of 0.3%, or $8.5 million in 2002. Declines in 2001 and 2002 followed six successive years of growth from the $1.8 billion posted in 1994.

Total Canadian daily newspaper circulation revenue decreased slightly from $692.7 million in 1995 to $682.6 million in 2003 as price increases partially offset receding demand. The median single copy price for a weekday edition of a Canadian daily newspaper increased from $0.65 in 1995 to $0.80 in 2003, partly in an attempt by newspaper publishers to offset the impact of significant increases in newsprint prices during earlier periods. Average daily newspaper circulation declined 1.5% in 2003 to 4.9 million copies from 5.0 million copies in 2002.

Circulation

The following table provides circulation statistics for the six months ended September 30, 2004 and 2003 for our major newspapers (excluding the National Post):

		2003			2004
Newspaper	CMA	Average Daily Paid Circulation	Market Position		Average Daily Paid Circulation	Market Position
The Vancouver Sun	Vancouver, British Columbia	197,054	1		187,693	1
The Province	Vancouver, British Columbia	166,903	2		159,746	2
The Gazette	Montreal, Quebec	142,890	1	(1)	138,151	1	(1)
Ottawa Citizen	Ottawa, Ontario	135,000	1		133,745	1
The Edmonton Journal	Edmonton, Alberta	130,024	1		128,083	1
Calgary Herald	Calgary, Alberta	116,107	1		118,474	1
The Windsor Star	Windsor, Ontario	74,764	1		74,051	1
The Times Colonist	Victoria, British Columbia	71,833	1		72,148	1
The Star Phoenix	Saskatoon, Saskatchewan	55,498	1		54,582	1
The Leader Post	Regina, Saskatchewan	50,488	1		50,392	1

(1)	Number one English-language newspaper; number three overall.

Source: September 30, 2004 ABC FAS-FAX, released November 1, 2004.

The National Post had average daily paid circulation of approximately 247,784 for the six months ended September 30, 2004, compared to an average daily circulation of approximately 251,517 for the same period in 2003. The National Post was developed from The Financial Post, a daily business newspaper based in Toronto. Since its launch on October 27, 1998, the National Post has established a large national readership with attractive demographics. The National Post’s sole competitor as a national newspaper is The Globe and Mail. In Toronto, the National Post competes with the Toronto Star, The Toronto Sun and The Globe and Mail.

The National Post is printed at our facilities in Calgary, Regina, Montreal and Ottawa, and by third-party printing contractors in Borden, Vancouver, Winnipeg, Toronto and St. John’s.

Raw Material

Newsprint comprised approximately $136 million, or 15% of the total costs of our publishing operations for the year ended August 31, 2004 and approximately $134 million or 16% of the total costs of our publishing operations for the year ended August 31, 2003. Newsprint is a commodity that can be subject to considerable price volatility. However, pricing has been relatively stable over the past two years. In fiscal 2004, our cost of newsprint increased by 2% over the prior year. Our publishing operations use approximately 184,000 metric tons of newsprint per year.

Advertising Sales and Revenue

Our Canadian publishing operations derive revenue primarily from the sale of advertising to national, regional and local advertisers and from subscription revenue. For the year ended August 31, 2004, we derived approximately 77% of our total revenues from advertising and approximately 21% from subscriptions.

Online Operations

Our internet and new media strategy is to create a strong internet presence to leverage our content across multiple platforms, provide integrated solutions to our advertisers and to cross-promote our publishing, broadcasting and internet operations. We intend to capitalize on the promotional capabilities of our publishing and broadcasting assets to create Canada’s leading network of local content websites. The internet is complementary to our existing businesses and a significant potential source of revenue.

Our internet operations include the following:

•    canada.com

canada.com is one of Canada’s leading online news and information destinations, averaging approximately 92 million page views and three million unique users per month. canada.com features content from newspapers, television, city sites, classifieds, radio and channels of specialty content. canada.com provides many online services including email, newsletters, headlines, weather, search functions, maps, television listings and a business center.

•    FP DataGroup

The Financial Post DataGroup is a source for corporate and financial information on publicly traded Canadian companies and mutual funds. FP DataGroup offers a wide range of financial information products both online and in print. Money managers, investment professionals, individual investors and information professionals use FP DataGroup products to make investment decisions and perform in-depth research on companies and industries.

•    Infomart

Infomart is an aggregator of same day and archival Canadian news, business information and corporate data, providing clients with access to more than 250 full-text news and business sources — from major Canadian dailies and newswires to regional community papers, TV and radio transcripts, corporate databases, specialty trade journals and magazines. Infomart.ca provides a range of work modules that support desktop and cross-organizational research, media-monitoring and distribution of results.

Australian Operations

Australian Television

We have a 56.4% economic interest in Network TEN (56.6% as at August 31, 2004). Through its wholly-owned and affiliated stations, Network TEN covers 19 million people, or approximately 90% of Australia’s total population. In 1992, we organized a consortium which acquired Network TEN for total consideration of A$236.0 million. Since then, Network TEN has increased earnings by targeting selected demographic groups, expanding signal coverage and controlling operating costs.

Network TEN owns and operates television stations in the five major capital cities of Australia, Sydney, Melbourne, Brisbane, Adelaide and Perth, and has affiliate arrangements with regional broadcasters serving regional markets.

Industry Overview

Australia has five national broadcast networks and several unaffiliated regional commercial operations. Two of the national broadcast networks, the Australian Broadcasting Corporation and the Special Broadcasting System, are government-owned and largely commercial-free.

Three national networks, Seven, Nine and Network TEN, are privately-owned and broadcast commercial television to substantially all of the Australian population, including the major metropolitan areas of Sydney, Melbourne, Brisbane, Adelaide and Perth. Unaffiliated broadcasters serve rural areas and broadcast programs purchased from some or all of these three networks.

Australia also has two metropolitan pay television operators and one regional pay television operator, which broadcast primarily via cable and direct to home satellite delivery technologies. In December 2004, there were approximately 710,000 cable subscribers, located primarily in metropolitan markets, and 940,000 satellite subscribers, located primarily in rural areas. While pay television operators have been permitted to broadcast paid advertising since July 1997, federal legislation requires that subscription fees remain the predominant source of revenue for pay television operators.

Programming

Network TEN sources programming material from international and Australian sources. Both prime-time and off peak schedules include a mix of local and international content. While Network TEN’s programming appeals predominantly to the 16 to 39 demographic, it is also increasingly popular with the broader 25 to 54 demographic. Local content regulations also place certain minimum requirements on drama, documentary and children’s programming as well as an overall domestic quota. Although Australian programming is generally more expensive to acquire than foreign programming, it also generally attracts more viewers. As a result, Network TEN schedules a mix of Australian and foreign shows to maximize ratings while controlling costs.

Network TEN purchases most of its non-Australian programming from major U.S. studios. It has acquired Australian rights to shows that are popular with its target audience, such as Charmed, Everybody Loves Raymond, Queer Eye for the Straight Guy, The Simpsons, and the Law & Order franchise. By obtaining “run of series” commitments, Network TEN ensures these series remain with the network for as long as they are produced. In addition, Network TEN enters into multi-year supply agreements with U.S. and other non-Australian production companies in order to acquire Australian rights to desirable programming at fixed prices.

Network TEN produces news, local sports and a limited number of other programs in-house, while entertainment programs are acquired from independent Australian producers. In-house productions include the sports programs Sports Tonight and RPM, the news program Meet the Press, the afternoon children’s programs Totally Wild and Cheez TV and the breakfast program Good Morning Australia. Entertainment programs commissioned from Australian production companies include Australian Idol, Big Brother, Neighbours, The Panel and Rove Live. For commissioned programs, Network TEN typically maintains an active role in the creative process. Network TEN seeks sponsorship of certain of its programs by advertisers and employs on-air promotion as well as radio and print advertising to market both the network and its programming.

Domestic production is a combination of news, sports, drama, light entertainment and children’s programming. News and some sports are produced internally, but most entertainment programming is acquired from independent producers. Australia has a large and efficient independent production sector that supplies programming to all commercial and government broadcasters.

Network TEN is the major broadcaster of Australia’s top football code, the AFL. Network TEN hosts exclusive coverage of the finals series, including the Grand Final. Motorsports have surged in popularity through Network TEN’s coverage of Formula One, the Indy Cars, the World Motorcycle Championships, the World and Australian Rally Championships and the V8 Supercar Championships.

Market Share and Ratings

Television advertising expenditures in Australia were approximately A$3.3 billion in 2004, representing approximately 35% of total major media advertising expenditures of approximately A$9.3 billion. Sydney, Melbourne, Brisbane, Adelaide and Perth, all of which are reached by Network TEN’s owned and operated stations, account for approximately 78% of all television advertising expenditures in Australia. The following table sets forth advertising market shares of Australia’s three commercial networks:

Television Advertising Market Shares

	Twelve Months Ended June 30,					December 30, 2004
Network	2000	2001	2002	2003	2004
Network TEN	24%	23%	27%	29%	30%	31%
Nine	41	38	39	39	39	39%
Seven	35	39	34	32	31	30%

(1)	Includes the Sydney 2000 Olympics, aired by Seven.

Source: Free TV Australia.

Network TEN differentiates itself from other broadcasters by focusing primarily on the young adult demographic. The table below sets forth commercial network audience shares: 16 to 39 year olds (Sunday-Saturday 6:00 p.m. to 10:30 p.m.) for the periods indicated for each of the three national commercial networks:

Audience Share

	Twelve Months Ended December 31,
Network	1999	2000(1)	2001	2002	2003
Network TEN	30%	31%	34%	37%	37%
Nine	37	36	33	34	35
Seven	33	33	33	29	28

(1)	Excluding the impact of the Sydney 2000 Olympics.

Source: 2001-2003 OzTam television ratings; 1999-2000 AC Nielsen television ratings data.

Out-of-home Advertising

Through our investment the TEN Group, we have an investment in Eye Corp., one of Australia’s premier out-of-home advertising companies. In December 2000, the TEN Group acquired a 60% interest in Eye Corp. and then in August 2002 acquired the remaining 40% interest.

Eye Corp., which was created from the consolidation of several smaller operations, has become the second largest out-of-home advertising company in the marketplace, following APN News and Media Limited, which we estimate controls 60% of the domestic market.

Eye Corp.’s operations are comprised of five divisions:

•	Eye Drive, which has Australia’s second largest stable of large format outdoor signage, and includes inventory of nearly 350 sites;

•	Eye Fly, which has approximately 1,000 strategically located signs within all of Australia’s domestic and international air terminals, giving Eye Fly 100% of the Australian airport market;

•	Eye Shop, which controls more than three thousand “eyelites” through more than 95 leading shopping centers across Australia and New Zealand;

•	Adval, which is a visual merchandising and point-of-sale supplier to leading retailers; and

•	the overseas division, which has made substantial inroads into southeast Asian markets, including Indonesia and Malaysia and encompasses large format outdoor advertising and internal airport signage.

Our Economic Interest in TEN Group

TEN Group is an Australian private company. Approximately 84.4% of the ordinary shares of TEN Group are held by Ten Network Holdings Limited, a public company listed on the Australian Stock Exchange. We own approximately 14.5% of the ordinary shares of TEN Group, representing a 14.5% voting interest (the maximum voting interest that any one foreign person may own in an Australian television broadcaster under present Australian law is 15%). We also own all of the subordinated debentures and convertible debentures of TEN Group. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest at a rate determined with reference to dividends to holders of ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay interest at a market rate. The combination of our ordinary shares and subordinated debentures yield payments equivalent to approximately 56.4% of all payments made to TEN Group security holders.

The convertible debentures are convertible upon payment of an aggregate of A$45.5 million into a number of ordinary shares, which would represent approximately 49.1% of the issued and outstanding ordinary shares of TEN Group at the time of conversion. Under current regulations with respect to foreign ownership in Australia, we cannot exercise the conversion privilege. See “Item 4. Information on the Company—Regulation.”

Under TEN Group’s corporate constitution, we are entitled to nominate three of TEN Group’s 13 directors. Other specified shareholders have the right to nominate two directors, the shareholders of Ten Network Holdings Limited have the right to nominate seven directors and the remaining director is nominated by the Board and serves as chair. The corporate constitution also provides for pre-emptive rights, which allow us to purchase new securities issued by TEN Group to maintain our economic interest, subject to foreign ownership restrictions under Australian law.

The corporate constitution of TEN Group requires the distribution of annual dividends to the maximum amount permitted by law, subject to first making provisions for working capital, capital expenditures and corporate development activities, as well as compliance with the terms of any financing facilities that may be in place from time to time.

New Zealand Operations

In New Zealand, we own a 70% interest in CanWest MediaWorks (NZ), a company listed on the New Zealand Stock Exchange. CanWest MediaWorks (NZ) was formed in 2004 and in July 2004 it acquired our New Zealand radio and television operations, Radio Works and TVWorks. TVWorks operates the leading privately owned free-to-air television group in New Zealand and RadioWorks operates one of the leading radio businesses in New Zealand.

TVWorks

TVWorks owns and operates the 3 and C4 television networks. In October 2003, TV4 was relaunched as C4, a free-to-air music and youth programming television network. While 3 targets adults ages 18 to 49, C4 caters to a younger demographic of adults ages 15 to 39. 3 and C4’s signals reach approximately 98% and 75% of the New Zealand population, respectively.

Industry Overview

The New Zealand television industry includes two major free-to-air network operators, a pay television provider and several smaller UHF operators. Through its two free-to-air channels, TV One and TV2, the government owned TVNZ has a 58% viewer share. Effective in July 2002, a new charter which imposes significant social obligations on TVNZ came into effect. Previously, TVNZ was more purely focused on commercial operations. TVWorks operates two national free-to-air television networks, 3 and C4. TVWorks has an aggregate viewer share of approximately 25%. 3 and C4 are transmitted through VHF frequencies reaching 98% and 75% of the population of New Zealand respectively, and are available on the SKY TV digital satellite platform. SKY TV operates direct-to-home subscription networks, and has a current market penetration of approximately 38% of homes in New Zealand. Prime TV operates a free-to-air UHF television service which covers 95% of New Zealand’s population. Prime TV is limited due to the low number of homes which are equipped with UHF receivers. Its audience share is approximately 4%. In addition, there are a number of small local UHF operators.

Market Share and Ratings

Television advertising expenditures in New Zealand were approximately NZ$592 million for the twelve months ended December 31, 2003, representing approximately 34% of total advertising expenditures of NZ$1.758 billion. Television advertising expenditures increased by 15% for calendar 2003 compared to the prior year. In the five year period to December 31, 2003 total advertising expenditures increased by an average of 5% per year.

The New Zealand television industry generates its revenue from the sale of advertising time. The distribution between TVNZ and 3 and C4 of their combined television market share (based on revenue) as estimated by us is set out below:

Advertising Market Share

	Year Ended March 31,
	2000	2001	2002	2003	2004
3/C4	24.7%	24.8%	25.1%	27.3%	27.3%
TVNZ	75.3	75.2	74.9	72.7	72.7
The table below sets forth audience shares of New Zealand’s commercial television networks during prime-time viewing hours: Audience Share (1)
	Year Ended March 31,
	2000	2001	2002	2003	2004
3	23%	22%	23%	25%	23%
C4	3	3	4	3	2
TV1	31	33	30	29	30
TV2	34	33	31	31	28
SKY/Other	8	9	12	12	17

(1)	Among adults 18 to 49 (Sunday - Saturday 6:00 p.m. to 10:30 p.m.)

Source: AC Nielsen

Programming

3’s long-term programming strategy is designed to improve the ratings performance of both domestic productions and foreign series among its targeted demographic audience.

3 operates a significant news and current affairs department, responsible for over nine hours of peak programming and three and a half hours of off-peak programming weekly. News and current affairs programming is in constant high demand by advertisers and attracts premium rates. Sports play an integral role in the 3 programming schedule. 3 has free-to-air rights for rugby, which is New Zealand’s highest profile sport.

3’s entertainment programming strategy has positioned it as a young adult oriented network with a distinctive and fresh image. This has been achieved principally by the acquisition and exhibition of entertainment programming targeted at the 18 to 49 age demographic, the most attractive audience group to New Zealand advertisers and their agencies. 3 reaches its chosen target audience through a combination of New Zealand-produced programming, United States network series and other international programming, primarily from Australia and the United Kingdom.

3 has particular strength in the crime drama genre with popular shows CSI: Crime Scene Investigation, New Zealand’s number one television drama series, CSI: Miami, Law & Order: Special Victims Unit, Law and Order: Criminal Intent and 24. 3 has recently secured the rights to broadcast the new CSI: New York commencing in its 2005 financial year. All three CSI franchises are now on “life-of-series” agreements, ensuring continued access to these popular programs.

Reality hit shows like Survivor, as well as comedies such as The Simpsons, That 70’s Show, Malcolm in the Middle and Sex and the City round out the network’s top-performing international programs. The majority of 3’s international programming is obtained from major United States studios such as FOX, Paramount, Universal and CBS pursuant to multi-year program purchase agreements. These agreements provide 3 with certainty of supply at agreed prices and enable the network to provide popular movies like Bridget Jones’ Diary, Moulin Rouge, Shallow Hal, Spy Game, Behind Enemy Lines, American Pie 2 and The Others.

3’s New Zealand-produced programming is acquired from a range of independent production companies or produced in-house. 3 sources programming from independent production companies by either commissioning the production of new programs or purchasing the free-to-air rights of programming already produced. Programs recently commissioned by 3 include Target, Hot Property, Inside New Zealand and Sticky TV.

In October 2003, TV4 was relaunched as C4, with a youth music format. The channel runs themed or “destination” programming focused upon specific musical genres, but is open to format changes based upon viewer surveys. New Zealand music plays a key role on the channel. C4 screens the popular cartoon comedy South Park, and has just completed an agreement with MTV to bring the best of its youth programming to C4.

RadioWorks

RadioWorks operates five national networks – The Edge, The Rock, Kiwi FM, Solid Gold and Radio Pacific, and 26 local stations that primarily operate under common brand names, either as More FM or The Breeze.

The formats of the five national networks are :

•	The Edge (FM) – a contemporary station targeting a young audience with current hits;

•	The Rock (FM) – targeted mainly to males in the 18 to 34 age group;

•	Kiwi FM – broadcasts 100% New Zealand music, primarily targeting the younger audience;

•	Solid Gold (FM) – a classic hits format targeted at the older demographic; and

•	Radio Pacific (AM)- a talkback format also targeted at the older demographic.

The More FM adult contemporary brand is targeting the 25 to 39 age group, and The Breeze easy listening format primarily targets the female 35 to 54 age group.

We estimate that our signal reaches 99% of the New Zealand population. RadioWorks now covers both urban and rural markets and virtually the full range of formats.

Industry Overview

There are effectively two major groupings of stations in New Zealand, which account for 90% of radio revenues for the year ended December 31, 2003, as follows:

Station Group	Approximate Revenue Share
The Radio Network (TRN)	46%
RadioWorks	44
Others	10

100%

Radio advertising revenue in New Zealand was approximately NZ$224 million for the twelve months ended December 31, 2003, representing approximately 13% of total advertising expenditures. This represents an increase of NZ$21 million or 10% over the previous year.

New Zealand deregulated its radio broadcasting industry in 1989. This deregulation made it easier for new broadcasters to enter the industry, removed foreign ownership restrictions, facilitated the use of new technologies and separated the government’s commercial and non-commercial radio interests. While the government issues licenses and controls technical parameters, its policy is for the radio industry to self-regulate the format, style and content of radio broadcasts, provided that broadcasters meet standards for good taste and decency and respect privacy laws. As a result of these changes, there has been a significant increase in the number of commercial radio stations operating in New Zealand, from 56 in 1989 to over 200 today. Current government policy is that any further allocation of radio spectrum will be restricted for use by “not for profit or community service groups.” This policy effectively secures the market for existing commercial radio operators.

Ratings

In the recent March 2004 surveys of New Zealand’s largest five markets, we achieved the following ranking position for audience share (music stations – all listeners aged 10 plus); Auckland – fourth and fifth; Christchurch – first, second, third and fourth; Wellington – first, third and fifth; Waikato – second and third; Dunedin – first, second and third.

Republic of Ireland Operations

We own 45% of TV3 Ireland, the only privately-owned broadcast television network in the Republic of Ireland.

Industry Overview

Prior to the launch of TV3 Ireland in September 1998, the Irish television industry consisted of three national networks, RTE1, RTE2 (previously known as Net 2) and TG4, which are all available free-to-air and through cable, satellite and MMDS. In addition to commercial advertising revenue, these three networks are publicly funded and operate under the auspices of RTE, the state-owned broadcast organization. TV3 Ireland is the first and only privately owned independent commercial television channel in the Republic of Ireland. TV3 Ireland targets the 15 to 44 age group and is a full service free-to-air television network offering a mix of domestic and foreign general entertainment programming.

In addition to the four Irish channels, the major UK terrestrial channels, each of which serves Northern Ireland, including BBC1, BBC2, ITV (Channel 3), Channel 4 and Channel 5, are available to some or all Republic of Ireland viewers off-air, satellite to cable or MMDS. In addition, Sky One and other pay services are available on cable, MMDS or satellite. In April 2002, the four Irish terrestrial channels, including TV3, were made available on the “family package” offered by Sky Digital Satellite in the Republic of Ireland. The addition of Sky satellite distribution added to the 94% terrestrial coverage of TV3, making it technically available to essentially every Republic of Ireland home.

TV3 Ireland reaches approximately 31% of Northern Irish homes off-air through transmitters located in the northern part of the Irish Republic.

Overall, approximately 61% of the Irish television households are served by cable, MMDS or satellite services, reaching up to 89% in the major urban markets, including Dublin. Those homes served by retransmission systems or capable of receiving terrestrial overspill of the major UK channels now account for 78% of all homes nationally. In recent years, Sky Digital has grown its subscribers to approximately 350,000 Irish homes, which consequently receive a host of UK based services not available on the spectrum-limited cable services.

In 2003, television advertising expenditures in the Republic of Ireland were expected to have generated approximately €195 million, representing approximately 17% of total advertising expenditures of €1.16 billion. This is supplemented by additional expenditures on advertising in the UK on services, which reach into the Republic of Ireland, which expenditures are targeted at consumers in the Republic of Ireland. In calendar 2003, the television advertising market decreased approximately 6%.

TV3

TV3 Ireland quickly demonstrated the need for a third mainstream station. It has filled the gap between RTE1’s older audience and RTE2’s youthful franchise. With the addition of TV3 Ireland, there has been repatriation of Irish audiences and growth in the number of people viewing Irish channels each month.

After six years on-air, TV3 Ireland has again achieved year on year growth in terms of market share, expanding on its place position in the market, second only to Irish state owned and funded RTE One. The 2004 calendar year saw TV3 increase its peak audience share by 4.5% over 2003.

All Day 15+ Audience Share

January to December 2004

Network	Approximate Revenue Share
TV3	14%
RTE1	28
RTE2	11
UTV	7

Source: AC Nielsen: Adults 15+ in the Republic of Ireland.

TV3 Ireland offers a wide variety of programming, including news, factual, comedy, drama, sports and local interest programming. The schedule is a mix of domestic and foreign programming.

TV3 Ireland’s programming is targeted to the 15 to 44 age group, audiences which are in high demand by Irish advertisers and which TV3 Ireland has proved to have been previously neglected in the Irish market. TV3 Ireland has quickly established itself with the viewing audience through the introduction of programs to the Irish market like Law and Order: Special Victims Unit, Will and Grace, Malcolm in the Middle, and recently the most popular non-U.K. acquired series, Sex and the City. The tradition of U.S. movie premieres on a Sunday evening has continued with such titles as Ocean’s Eleven, Perfect Storm, Men in Black and Swordfish.

In 2001, as part of the agreement by which Granada acquired an interest in TV3 Ireland, two new titles moved to TV3 Ireland, Coronation Street and Emmerdale, which was new to Irish broadcasting at 7:00 p.m. These programs have improved the audience share for the 7:00 to 8:00 p.m. time-band and have greatly enhanced viewing of later programs. Other Granada products, like Heartbeat, the Royal, and I’m a Celebrity – Get Me Out of Here, have further improved the channel. Support for TV3 Ireland’s coverage of Europe’s prime club soccer tournament, the UEFA Champions’ League has increased, with particularly good audiences for the season that began in September 2001. During 2002, TV3 also completed a four-year agreement to broadcast Ireland home international soccer matches on a taped live basis. The agreement also provides TV3 Ireland access to broadcast a minimum of five important senior domestic soccer matches each year. Coupled with the recent renewal of the Champion Leagues’ telecasts from 2003 to 2006, TV3 Ireland has a comprehensive line-up of Irish and European professional soccer to offer viewers and advertisers. TV3 Ireland also retains certain exclusive territorial rights for Irish International Soccer home matches in a multi-year agreement with the Irish Football Association.

TV3 Ireland recognizes the importance of relevant domestic programming and in 2004 invested over 65% of its programming into domestic programming. In September 2003 the channel was required by its license to increase Irish produced programming to 25% of its output. TV3 Ireland exceeds this requirement. In addition to three daily news bulletins, TV3 Ireland produces Sports Tonight, Week in Review, periodic news specials, and Ireland AM, Ireland’s first morning breakfast television service, which quickly established itself as the number one breakfast choice in Ireland. Ireland AM is a live, weekday magazine and lifestyle program. Building on its success, the program was expanded to three hours daily, now 7:00 a.m. to 10:00 a.m. The program now has viewing greater than the accumulated audiences of all its breakfast program competitors available in the market. Fall 2004 saw the successful launch of a new political affairs program hosted by TV3’s political correspondent. The weekly program, The Political Party, airs Sundays adjacent to TV3 Ireland News. TV3 Ireland recently concluded an agreement with the UK’s Channel 5 related to the production of a three-part documentary series by an Irish independent producer and set in the British Isles to be broadcast in 2005.

As part of a strategy to build a strong inventory of Irish dramatic programs, TV3 Ireland continues to actively invest in Irish theatrical productions. Since its launch in 1998, TV3 Ireland has invested in a recreation of the events of “Bloody Sunday,” a pivotal event in modern Irish history, Map Maker, Watermelon, and Halo Effect, with total independent Irish film investment budgets of over €8 million. In the past year TV3 Ireland has also invested in an Irish film, The Mighty Celt, starring Gillian Anderson. Its most recent feature film investment is Stubs, now in production for broadcast in 2007.

SEASONALITY

Our business has experienced and is expected to continue to experience significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people’s viewing, reading and listening habits. Typically, our revenue is lowest during the fourth quarter of the fiscal year, which ends in August, and highest during the first quarter of the fiscal year.

REGULATION

Canadian Television Regulation

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

In June 2003, a House of Commons committee, the Standing Committee on Canadian Heritage, released the findings of its study of the current state and future direction of Canada’s broadcasting system and the efficacy of the Broadcasting Act in meeting policy objectives, which commenced in May 2001. Included among the broad ranging issues considered by the committee were cross-media ownership, foreign ownership, licence fees, program funding, community, local and regional broadcasting, the effectiveness of the CRTC, digital transmission, performance measurement and Canadian content and cultural diversity. In November 2003, the government responded to the report, but did not deal substantively with any of the issues identified in the report. The government did indicate that it would give further consideration to the issues involved in cross media ownership and conduct an analysis of foreign ownership restrictions, particularly concerning telecommunications companies. Since that response there has been a federal general election, a change in the leadership in the responsible ministries and a series of events that have resulted in a great deal of public scrutiny of the CRTC and its decision making and regulatory processes. Following the election, the standing committee re-submitted its 2003 report to the Government of Canada, triggering a requirement for a response from the new government to the same report, which is expected in April 2005.

Ownership and Control

The Canadian government, through an Order-in-Council referred to as the CRTC Direction (Ineligibility of Non-Canadians), has directed the CRTC not to issue, amend or renew a broadcasting licence to an applicant that is a non-Canadian. Canadian, a defined term within the CRTC Direction, means, among other things, a citizen or a permanent resident of Canada, a qualified corporation, a Canadian government, a non-share capital corporation the directors of which are appointed or designated by statute or governmental authorities, or a mutual insurance company, pension fund society or cooperative of which 80% of the directors or members are Canadian. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer or other presiding officer and 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition, in order for a subsidiary to be a qualified corporation, Canadians must beneficially own and control, directly or indirectly, not less than 66 2/3% of the issued and outstanding voting shares and not less than 66 2/3% of the votes of the parent company that controls the subsidiary and neither the parent company nor its directors or similar officers may exercise control or influence over any programming decisions of the subsidiary. There are no specific restrictions on the number of non-voting shares that may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting licence must not otherwise be controlled in fact by non-Canadians, a question of fact, which may be determined by the CRTC in its discretion.

The CRTC’s Television Broadcasting Regulations, 1987, and the Specialty Services Regulations, 1990, require the prior approval of the CRTC of any transaction that directly or indirectly results in:

°	a change in effective control of the broadcasting undertaking of a licensee;

°	person or a person and its associates acquiring control of 30% or more of the voting interests of a licensee or of a person that has, directly or indirectly, effective control of a licensee; or

°	a person or a person and its associates acquiring 50% or more of the issued common shares of the licensee or of a person who has direct or indirect effective control of a licensee.

In addition, if a transaction results in a person or a person and its associates acquiring control of at least 20% but less than 30% of the voting interests of a licensee, or of a person that has, directly or indirectly, effective control of the licensee, the CRTC must be given notice of the transaction. If a transaction increases control to over 40%, the CRTC must be notified.

To enable CanWest to ensure continuing compliance with the CRTC Direction, the CRTC regulations and the conditions of its Canadian broadcasting licenses, the issue and transfer of CanWest’s preference shares, subordinate voting shares and multiple voting shares and the conversion of CanWest’s non-voting shares, multiple voting shares or preference shares into subordinate voting shares are constrained by CanWest’s articles.

Canadian Programming Content

CRTC regulations require licensees of television stations to maintain a specified percentage of Canadian content in their programming. Television broadcasters are subject to the requirement that, over the broadcast year and over any six month period specified in the license, a minimum of 60% of the aggregate programming shown during the broadcast day (a continuous 18 hour period between 6:00 a.m. and 1:00 a.m.) must be of Canadian origin. Canadian origin is most commonly achieved on the basis of a points system requiring that a number of creative and production staff be Canadian and that specified Canadian production expenditure levels be met. In addition, at least 50% of the aggregate programming between the hours of 6:00 p.m. and 12:00 midnight over the broadcast year must be of Canadian origin. Specialty cable television channels also have to maintain a specified percentage of Canadian content in their programming, generally set forth in their conditions of license. Broadcasters are required to broadcast a minimum of eight hours per week of priority programming during prime time (7:00 p.m. to 11:00 p.m.). Priority programming includes Canadian-produced drama, music and dance, and variety and long-form documentaries, but does not include news and information or sports programming.

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

Licensing

The CRTC has responsibility for the issuance, amendment and renewal of Canadian broadcasting licenses. A television broadcasting license grants the right to a broadcaster to transmit a television signal on a defined frequency within a defined geographic area and at a defined power level. Subject to being distributed as a “distant signal” by a distribution service such as cable or direct-to-home satellite service, it defines the geographic area capable of being reached by the broadcaster. The CRTC may also grant licenses for rebroadcast transmitters to relay a particular signal to other areas. A specialty cable television license grants the right to a broadcaster to transmit programming to the public through a distribution service such as cable or direct-to-home satellite service. Broadcasting licenses may be issued for periods not exceeding seven years and are usually renewed, except in cases of a serious breach of the conditions attached to the license or the regulations of the CRTC. The CRTC is required to hold a public hearing in connection with the issuance, suspension or revocation of a license and may hold public hearings in other circumstances.

In order to conduct business, we must maintain our licenses in good standing. Failure to meet the terms of such licenses may result in their short-term renewal, suspension, revocation or non-renewal. Conditions may be imposed by the CRTC on broadcasting licenses that may affect the licensee’s profitability. Licensees of distribution services must also meet technical certification requirements under the Radiocommunication Act (Canada). All of our licenses are in good standing and we are confident that we will continue to satisfy the terms of all related undertakings. Licenses and their respective dates of renewal are as follows:

Station	Call Sign	Due for Renewal
Global Television Network:
Global Vancouver	CHAN	August 31, 2008
Global Halifax	CIHF	August 31, 2008
Global Saint John	CIHF-2	August 31, 2008
Global Quebec	CKMI	August 31, 2008
Global Calgary	CICT	August 31, 2008
Global Edmonton	CITV	August 31, 2008
Global Winnipeg	CKND	August 31, 2008
Global Saskatoon	CFSK	August 31, 2008
Global Regina	CFRE	August 31, 2008
Global Lethbridge	CISA	August 31, 2008
Global Ontario	CIII	August 31, 2008
Independent Stations:
CJNT Montreal, Quebec	CJNT	August 31, 2007
CHCH Hamilton, Ontario	CHCH	August 31, 2008
CHEK, Victoria, British Columbia	CHEK	August 31, 2008
CBC Affiliates:
CHBC Kelowna, British Columbia	CHBC	August 31, 2008
CKRD Red Deer, Alberta	CKRD	August 31, 2008
Specialty Cable Channels:
Analog:
Global Prime	Global Prime	August 31, 2010
Digital:
Mentv (49% interest)	Category 1	August 31, 2007
Mystery (50% interest)	Category 1	August 31, 2007
Lonestar	Category 2	August 31, 2007
DejaView	Category 2	August 31, 2007
Fox Sports World Canada	Category 2	August 31, 2007
Xtreme Sports	Category 2	August 31, 2007
CoolTV	Category 2	August 31, 2007

All licenses and related CRTC decisions are available for public review.

We believe we enjoy good relations with the CRTC and all other regulatory bodies that govern our operations. All of our licenses have been renewed since the granting of our first license in 1974. The CRTC considered the license renewals of all of the Global Television stations in spring 2001 under new group licensing procedures. These licenses were renewed effective September 2001 for the maximum term, which is seven years.

Cross-Ownership Issues

Although the Broadcasting Act and its regulations and policies do not require the CRTC’s approval of a broadcaster’s purchase of an unregulated media entity such as a newspaper, the CRTC may consider the issue of cross-media ownership when granting or renewing broadcasting licenses. The CRTC has a broad mandate to regulate and supervise all aspects of the Canadian broadcasting system, to provide for and encourage the expression of a diversity of voices within the broadcasting system and to prevent or address the emergence of any undue competitive advantage on behalf of one licensee. As such, the CRTC may be concerned about the level of diversity among the media voices available in the geographic markets where cross-ownership occurs and may choose to accept safeguards or implement conditions in our licenses to ensure a level of diversity and prevent any undue competitive advantage. Whether the CRTC will be concerned about the level of diversity will depend upon a number of factors, including the definition of the relevant geographic market in which diversity is measured and the number of participants in the market. The CRTC has wide discretion in determining what constitutes the relevant market. The CRTC examined cross-ownership issues at the recently completed group license renewal hearings.

At the renewal of our broadcasting licenses and in response to potential concerns about diversity or undue competitive advantage, the CRTC attached a condition to our group license which requires that a code of conduct be followed respecting the maintenance of separate management over the television and print news operations. The CRTC could refuse to renew a license or to grant new licenses based on the concerns about diversity or undue competitive advantage.

While there are currently no specific prohibitions on the cross-ownership of television stations and other media properties in Canada, the House of Commons committee reviewing Canada’s broadcasting system and the Broadcasting Act has announced that it will study patterns of media ownership, cross-media ownership and vertical integration as part of its review.

Canadian Publishing Regulation

The publication of newspapers in Canada is not directly regulated by federal or provincial laws. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada). The Income Tax Act limits the deductibility by Canadian taxpayers of advertising expenditures that are made in newspapers other than “Canadian issues of Canadian newspapers.” For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded, must ultimately be controlled by Canadian citizens and, if a private company, must be at least 75% owned by Canadians. In addition, the publication must, with limited exceptions, be printed and published in Canada. All of our newspapers qualify as “Canadian issues of Canadian newspapers” and, as a result, our advertisers generally have the right to deduct their advertising expenditures for Canadian tax purposes.

Australian Television Regulation

The Broadcasting Services Act (Australia) (“BSA”) regulates the commercial television industry in Australia. Under the provisions of the BSA, the Australian Broadcasting Authority (“ABA”) has responsibility for planning and licensing, programming and content standards, ownership and control of commercial broadcasting services, handling complaints and administering the allocation of broadcasting frequency spectrum.

Ownership and Control

The BSA prohibits non-Australian persons from being in a position to exercise control, either alone or together with associates, over commercial television broadcasting licenses. “Control” is very widely defined and includes the capacity to veto or exercise restraint over a substantial issue affecting the management of affairs of a corporation holding a license.

The BSA limits foreign ownership of commercial television licenses by any one person and its associates to 15% of the shares of any television licensee or of the voting rights or rights to distributions by way of dividend or a winding up of the licensee, because the BSA deems any person who has more than 15% interest of this type to

“control” the television licensee. This limit increases to 20% for a combined interest holding for two or more persons. An interest in shares, voting or distribution rights of this nature is referred to as a “company interest.” Interests of this kind are also traced on a proportionate basis through a chain of companies or other entities, so that a person with a company interest in CanWest would also be considered to have a company interest in TEN Group. In addition, if foreign persons acquired company interests directly or indirectly in other shareholders of TEN Group (including through interests in other companies such as TEN Network Holdings Limited, a company listed on the Australian Stock Exchange), those interests would be traced on a proportionate basis through those corporate chains and aggregated with those persons’ existing interests for the purposes of determining compliance with the 15% and 20% thresholds.

The BSA also includes provisions that limit cross-ownership between commercial television licenses, radio licenses and newspapers within the same license area. The audience reach limitations of the BSA prevent a person from being in a position to exercise control of television licenses with a combined audience reach of more than 75% of the Australian population, although it is possible for a person to supply programming (through affiliates or otherwise) to achieve greater audience reach. Furthermore, a person must not be in a position to control more than one license in the same license area.

In March 2002 the Australian Government introduced the Broadcasting Services Amendment (Media Ownership) Bill 2002, which would remove limitations in the BSA on foreign ownership and control of the Australian media, leaving the sector to be regulated under the Foreign Acquisitions and Takeovers Act 1975 and Australia’s general foreign investment policy. At that time, the Australian Senate, in which the Government did not hold a majority, did not support the bill. In the recent 2004 election, the same Government was re-elected and will gain majority control of the Senate on July 1, 2005. The Government has restated its commitment to reforming Australia’s cross ownership and foreign media ownership laws upon gaining majority control of the Senate. However, the exact form of any legislation and the timing of its introduction are uncertain.

Content and Advertising

The ABA imposes mandatory transmission quotas for Australian content and other more specific sub-quotas for Australian drama, children’s programming and documentaries. A minimum of 55% of programming broadcast between 6:00 a.m. and 12:00 midnight must be “produced under Australian creative control.”

The Australian commercial television industry is also subject to the Commercial Television Industry Code of Practice, which has been developed by Free TV Australia in conjunction with the ABA. The industry’s code pertains to matters such as the classification of programs and program promotions, the content of news and current affairs programs and the content, placement and amount of advertisements, as well as handling of complaints on code matters.

The broadcasting of commercials and program promotions is limited under the Code of Practice to an average of 13 minutes per hour from 6:00 p.m. to 12:00 midnight and an average of 15 minutes per hour at other times. The exception to this is certain children’s programming, which is regulated by the ABA’s Children’s Television Standards.

Digital Television

The Australian government has passed legislation that required national television networks to commence broadcasting on new digital channels beginning on January 1, 2001. Commencing no later than 2005, all over-the-air broadcasters will be required to simulcast both digital and analog services until 2008, or such time as determined by further review. Over-the-air broadcasters are not permitted to provide multiple channels or over-the-air subscription broadcasting services, conditions that are currently under review, in addition to a number of other aspects of the digital television regulatory framework. In view of this legislation and the investment and expense involved for existing broadcasters, the government determined that no new commercial television licenses will be issued before December 31, 2006.

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

Licensing

The ABA grants commercial television licenses only to companies incorporated in Australia. Commercial television licenses granted by the ABA remain in force for five years, subject to compliance with the BSA, and are renewed at the request of the license holder if the licensee is considered suitable by the ABA to continue to hold a license.

The following table sets forth the licenses held by Network TEN and their respective dates of renewal:

City	Call Sign	Due for Renewal
Sydney	TEN	2007
Melbourne	ATV	2007
Brisbane	TVO	2007
Perth	NEW	2007
Adelaide	ADS	2009

New Zealand Broadcasting Regulation

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

3 operates under a broadcast license issued in 1989 and C4 operates under broadcast licenses attached to the 3 licenses. RadioWorks holds a broadcasting license that will expire in 2011. All VHF television licenses expire in 2015. Both television and radio licenses have rights of incumbency.

Under New Zealand law, television and radio broadcasters are required to report their annual operating revenue to the New Zealand Broadcasting Standards Authority and, if that operating revenue exceeds NZ$500,000 in any year, they are required to pay a levy of 0.051% of that revenue, plus applicable taxes.

Under New Zealand law, there are no fixed domestic content quotas for television or radio broadcasting. However, the Broadcasting Act 1989 requires the New Zealand Broadcasting Commission to promote local programming and to have regard for government policy on broadcasting. The New Zealand government has a policy of promoting programming which represents the uniqueness of New Zealand by promoting national culture and identity.

At the invitation of the government, the New Zealand commercial radio industry has agreed to reach a 20% domestic music quota by 2006.

Republic of Ireland Television Regulation

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

Licensing

ComReg issues television broadcasting licenses to the BCI, which then contracts with television program service providers. Under the Broadcast Act, 2001, TV3 Ireland has been awarded broadcast spectrum in the event a national Digital Terrestrial Television platform is built, which would enable TV3 Ireland to supply digital and other services.

TV3 Ireland has entered an agreement with the BCI providing TV3 Ireland with the right to operate its television service and setting forth certain restrictions on the manner in which TV3 will conduct business. The contract expires in September 2008 and provides for automatic renewal of the contract for an additional ten years unless TV3 Ireland is in breach of the contract or suffers some form of insolvency event.

Ownership and Control

The BCI has the right to approve any changes to TV3 Ireland’s articles of association, directors and senior management. The BCI also has the right to approve material changes in the ownership of TV3 Ireland and any related shareholders agreement. The BCI must approve any transfer of TV3 Ireland shares to a person deemed to be a “media operator,” non-European Union persons and certain others. A “media operator” includes any person who is a television or radio broadcaster, a cable operator, a program production company, a newspaper, a news magazine, an advertising agency and certain other persons. There is no express regulatory prohibition on a non-European Union person controlling TV3 Ireland.

With effect from January 1, 2002, any change of control of TV3 Ireland will also require the approval of the Irish Competition Authority (which is subject to a decision by the Minister for Enterprise, Trade and Employment) under Section 23 of the Competition Act, 2002 (which deals specifically with mergers or acquisitions involving media businesses). In certain circumstances, such a transaction may be subject to the prior approval of the European Commission.

Advertising

The BCI and other regulators regulate the quantity and content of television advertising. Under the terms of TV3 Ireland’s agreement with the BCI, TV3 Ireland may broadcast commercials for an average of 15% of its broadcast day (or an average of nine minutes per hour), with a maximum of ten minutes in any single hour.

Programming

In accordance with European Union Directives, to the extent practicable, a minimum of 50% of TV3 Ireland’s programming must be of European Union origin. In addition, TV3 Ireland’s agreement with the BCI requires that in 2002-2003 a minimum of 25% of its content must be of Irish origin. TV3 Ireland has consistently exceeded its minimum Irish and other European origin programming commitments.

Intellectual Property

We use a number of trademarks for our products and services. Many of these trademarks are registered by us in the appropriate jurisdictions. In addition, we have legal rights in the unregistered marks arising from their use. We have taken affirmative legal steps to protect our trademarks and we believe our trademarks are adequately protected.

Television programming and motion pictures are granted legal protection under the copyright laws of the countries in which we operate, and there are substantial civil and criminal sanctions for unauthorized duplication and exhibition. The content of our newspapers and websites is similarly protected by copyright. We own copyright in each of our publications as a whole, and in all individual content items created by our employees in the course of their employment, subject to very limited exceptions. We have entered into licensing agreements with wire services, freelancers and other content suppliers on terms that are sufficient to meet the needs of our publishing operations. We believe we have taken appropriate and reasonable measures to secure, protect and maintain our rights or obtain agreements from licensees to secure, protect and maintain copyright protection of content produced or distributed by us.

We have registered a number of domain names under which we operate websites associated with our television, publishing and internet operations. As every internet domain name is unique, our domain names cannot be registered by other entities as long as our registrations are valid.

Environmental Protection

Substantially all of our operations are subject to laws and regulations concerning, among other things, emissions to the air and water, sewer discharges, handling, storage and disposal of wastes, recycling, remediation of contaminated sites or otherwise relating to protection of the environment. We believe all of our operations, including our publishing operations, are in compliance with applicable environmental protection laws and our own internal environmental compliance standards in all material respects. Ensuring environmental compliance has not given and is not expected to give rise, in the aggregate, to any material adverse financial or operational effects upon our business.

Nevertheless, more stringent environmental laws as well as more vigorous enforcement policies or discovery of previously unknown conditions requiring remediation could result in additional costs that may have such effects.

ORGANIZATIONAL STRUCTURE

The following chart illustrates our relationship to our parent and principal subsidiaries and indicates each company’s respective jurisdiction of incorporation and the percentage of voting securities held by each company’s parent company. Entities are 100% owned unless otherwise indicated. The following chart summarizes the organization of the group following the amalgamation of CanWest Media Inc. with 3815668 Canada Inc. to form a new company, which is also called CanWest Media Inc. See “Presentation of Financial and Other Information—The Aalgamation and Related Transactions.”

(1)	We own a 14.5 voting interest, which, together with our ownership of subordinated and convertible debentures, represents a 56.4% economic interest.

PROPERTY, PLANTS AND EQUIPMENT

Our corporate head office is located in leased space located at 31st Floor, CanWest Global Place, 201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3L7.

We own the administrative and studio buildings associated with television broadcasting operations in Vancouver, Victoria, Kelowna, Edmonton, Calgary, Lethbridge, Red Deer, Regina, Saskatoon, Winnipeg, Toronto and Hamilton. We also lease office and studio premises in Toronto, Ottawa, Montreal, Quebec City, Dartmouth and Saint John. We lease certain tower and transmitter facilities and a channel on the Anik-E2 satellite used to deliver our signal to our transmitters.

All of our newspapers are published from premises owned by us, except The Edmonton Journal, which is published from premises occupied under a long-term lease agreement. In addition, we print all of our publications using our own presses and related equipment, except for the National Post, which is printed in part by third parties at locations throughout Canada. We lease additional office space and warehouse space from time to time as required. We own an office facility in Toronto which serves as the headquarters for our Canadian media operations. Our New Zealand television operations are headquartered in Auckland, where we own a broadcast and production facility. We also lease premises for our news bureaus in Wellington and Christchurch. The majority of the transmission facilities are leased under long-term agreements. RadioWorks leases a corporate office in Auckland and studios throughout the country.

TV3 Ireland is headquartered in Dublin, where it leases office and studio premises.

All of our owned property has been pledged as security under our credit facilities.

We currently are aware of no material environmental issues affecting the use of our properties.

CAPITAL EXPENDITURES

For a description of our principal capital expenditures during the past three fiscal years, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures.”

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

In November 2000, we acquired our Canadian publications operations from Hollinger, and in September 2001, we further expanded our publishing operations by gaining effective control of the National Post. The addition of these publishing and online assets to our existing national television network has resulted in the creation of Canada’s largest media company. Our broad media platform has provided us with the ability to provide a multimedia product offering to our Canadian customers. In addition, we have pursued cost-cutting opportunities through the integration of our operations as well as other restructuring activities. Thus, we have levered the benefits of owning a broad media platform to improve the profitability of our operations. Our diversification within the Canadian market and internationally has improved the stability of our overall results. At the same time, we have improved our financial position through debt repayment using proceeds from the sale of non-core assets.

On November 18, 2004 we amalgamated with our immediate parent, 3815668 Canada Inc., to form a new company that is also named CanWest Media Inc. We discuss the amalgamation in further detail below under “The Amalgamation and Refinancing Transactions.”

Key Factors Affecting Segment Revenues and Segment Operating Profit

Television Broadcast

We have four television broadcast segments, one for each country in which we carry on such operations. Our Canadian television segment includes our broadcast television networks in Canada as well as specialty channels and two recently launched radio stations. Our New Zealand and Irish television segments cover our television operations in those countries. Our Australian television segment includes our 56.4% economic interest in the TEN Group, which owns and operates Network TEN. Although TEN Group’s results currently are not consolidated into our financial statements, we do include its results as part of our segment analysis. See note 21 to our audited consolidated financial statements.

We generate the majority of our television broadcast revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television broadcast revenues less predictable than our publishing revenues.

Following 7% advertising revenue growth in fiscal 2003, advertising revenues declined by 7% in our Canadian television broadcast segment in fiscal 2004, reflecting a slight reduction in television advertising purchases in general as well as loss of share resulting primarily from reduced ratings performance. Despite the year over year decline, our quarterly Canadian television broadcast revenues improved as fiscal 2004 progressed, and we expect revenues to stabilize in early fiscal 2005 relative to the same period in fiscal 2004.

Our Australian and New Zealand television broadcast segments performed well for fiscal 2004, with local currency revenues up by 14% in Australia and 6% in New Zealand. The effect of the strengthening local currency relative to the Canadian dollar contributed an additional 8% revenue increase for Australia and New Zealand. In our Irish television segment, following five years of solid revenue growth, revenues in local currency for fiscal 2004 showed growth of 4%.

Our principal television broadcast operating expenses are programming costs and employee salaries. In Canada, segment operating expenses increased 6% in fiscal 2004, primarily as a result of increased programming costs. We expect this trend to continue into fiscal 2005 as we continue to invest in our program schedule. In New Zealand, segment operating expenses for fiscal year 2004 were flat as compared to the same period in the prior year reflecting increased general cost and wage increases which offset a reduction in programming costs that resulted partially from the purchasing power of a strong New Zealand dollar. In Australia, segment operating expenses increased by 15%, reflecting increased local currency programming costs and the currency translation effect of a stronger Australian dollar. For our Irish broadcasting operation, segment operating expenses increased 4% compared to fiscal 2003, reflecting general cost and wage increases.

Publishing and Online

Our publishing and online segment includes our Canadian newspaper operations as well as our internet operations including the canada.com web portal. Our publishing and online revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers in Canada. Our newspaper and online advertising revenues are a function of the volume, or lineage, of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales sold at retail outlets and vending machines and are a function of the number of newspapers we sell and the average per-copy prices we charge.

Excluding the effect of the sale of certain publishing assets in February 2003, advertising and circulation revenues were higher in fiscal 2004 compared to fiscal 2003. The advertising increase resulted primarily from increases in pricing. Lineage was consistent year over year. Circulation revenues increased marginally in fiscal 2004 as a result of higher per copy revenue, partially offset by small declines in circulation. We expect that circulation revenues, which make up approximately 21% of total newspaper revenues, will be relatively flat in fiscal 2005, and that slight declines in paid newspaper circulation will be somewhat offset by gaining paid circulation from our electronic editions which were launched in all of our major markets in fiscal 2004.

Our principal operating expenses in the publishing and online segment are salaries, newsprint and distribution expenses. Segment operating expenses, excluding the effect of the sale of publishing assets in February 2003, increased by 1% in fiscal 2004 but decreased as a percentage of revenues to 78% in fiscal 2004 from 79% in fiscal 2003. The decrease in expenses, as a percentage of revenues, was primarily the result of operational restructuring completed in the second half of fiscal 2003. These decreases are not expected to continue. There was no significant change in our newsprint expense in fiscal 2004. Slight cost increases were offset by our reduced consumption. As a result of the strong Canadian currency we expect our newsprint expense to remain relatively constant into fiscal 2005.

Radio Broadcast

Our radio broadcast segment consists of our radio operations in New Zealand, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners. Our local currency radio broadcast segment revenues increased 10% in fiscal 2004, reflecting significant growth in overall radio advertising spending in New Zealand. In addition, a strengthened New Zealand currency contributed an additional 8% increase. We expect local currency revenues to continue to increase during 2005, bolstered by the addition of new FM frequencies acquired in fiscal 2004.

The principal operating expenses in the radio broadcast segment are salaries, marketing costs and music royalties. Local currency segment operating expenses increased 5% in fiscal 2004 as compared to fiscal 2003, as a result of the strengthened New Zealand currency. This increase was 12% in Canadian dollars.

Outdoor Advertising

Our outdoor advertising segment consists of TEN Group’s wholly-owned subsidiary, Eye Corp. Although Eye Corp.’s results currently are not consolidated into our financial statements, we include its results as part of our segment analysis. See note 21 to our audited consolidated financial statements.

Eye Corp. generates its revenues from the sale of out-of-home advertising. Eye Corp.’s advertising revenues are a function of overall outdoor advertising demand and rates. Eye Corp.’s advertising rates are primarily a function of the size and demographics of the audience for Eye Corp.’s displays. Segment revenues increased during fiscal 2004, reflecting the impact on airport terminal advertising sales of increased air travel, as well as increased inventories and rates. The principal operating expenses in this segment are salaries, site rental costs and production expenses. Segment operating expenses decreased as a percentage of revenues to 81% in fiscal 2004 from 93% in fiscal 2003 as a result of a focus on cost containment.

Acquisitions and Divestitures

We have made a number of acquisitions and divestitures since the beginning of fiscal 2002 that affect the comparability of our results from period to period.

•	In October 2001, we disposed of CKVU, a television station in Vancouver.

•	In September 2001, we gained effective control of the National Post and began consolidating its financial results (we acquired the remaining 50% not already owned in April 2002).

•	In August 2002 and February 2003, we disposed of certain community newspapers.

•	In June 2004, we sold our 29.9% interest in Ulster Television.

In addition to the above transactions, in July 2004, we completed the initial public offering and refinancing of our New Zealand operations, which reduced our ownership interest from 100% to 70%.

Foreign Currency Effects

Our Australia, New Zealand and Ireland operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar and the New Zealand dollar and the Euro respectively. A decline in the value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the value of the Canadian dollar has the opposite effect. For fiscal 2004 as compared to fiscal 2003, the average rates of exchange for Australia, New Zealand and Ireland increased by 8%, 8% and 2%, respectively.

Seasonality

The Company’s advertising revenues are seasonal. Revenues are typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

Critical Accounting Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We have identified below the critical accounting estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider these accounting estimates to be critical, because changes in the assumptions or estimates we have selected have the potential to materially impact our financial statements. For a summary of all of our significant accounting policies, see note 1 to our audited consolidated financial statements.

Goodwill and Intangible Assets

We estimate the useful lives of intangible assets and the value of goodwill based on historical customer patterns, industry trends and existing competitive factors. Significant long-term changes in these factors could result in material impairment of the value and life of intangible assets and goodwill. As at August 31, 2004 we had $929 million of intangibles and $2,373 million of goodwill on our balance sheet.

In performing the annual impairment testing of goodwill and intangibles, management makes a number of assumptions and estimates in determining fair value. The fair value definition used is the amount at which an asset could be bought or sold in a current transaction between willing parties. Valuation techniques used for reporting units include either a market approach or a discounted cash flow (“DCF”) approach. The market approach is used where comparable public market data is available, or where we have bona fide offers for assets. The projections used in the DCFs represent management’s best estimates of expected future operating results of the reporting units for the first three years and an extrapolation based on aggregate economic factors such as gross domestic product growth rates and inflation, for the final two years of the forecast period. Precedent transactions involving comparable companies and market statistics for comparable companies are used to select appropriate terminal value multiples. In addition, the expected risk-free and other rates of return, general economic conditions, historical and forecasted operating results, and valuations prepared by third parties are considered. The discount rates used are based on the weighted average costs of capital using the capital asset pricing model and adjusting for the size of the local reporting unit, local tax rates and risk profile. Had different assumptions or valuation techniques been used in performing the impairment testing at August 31, 2004, the carrying value of intangibles and goodwill might have been different.

The valuation of one of our Canadian newspapers that had a goodwill balance of approximately $63 million at the end of fiscal 2004 was based on management’s business plan, which anticipates achieving certain levels of profitability over the next three years. Failure to achieve the targets established in management’s business plan may result in a goodwill impairment.

Income Taxes

We are subject to income taxes in Canada and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Management uses judgment and estimates in determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. Our income tax provision was $28 million for fiscal year 2004. Future tax assets were $106 million, while future tax liabilities were $258 million at August 31, 2004. See note 13 to our audited consolidated financial statements.

Accounting for Pension and Other Benefit Plans

The cost of defined benefit pension and other retirement benefits earned by employees is calculated based on management’s estimates of expected plan investment performance, salary escalation, retirement ages of employees, the discount rate used in measuring the liability and expected healthcare costs. For fiscal 2003 and 2004, based on experience and discussions with plan managers, management estimated the long-term rate of return on plan assets to be 6.75% to 7.25%. For the same periods, the discount rate used in measuring the liability was 6.5% to 6.75%. The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. Management assumed that earnings would increase by 3.5% per year and that price inflation would be 2% per year. The defined benefit pension and other retirement benefit expense we recorded for fiscal year 2004 was $26.7 million. Use of different assumptions would vary results. See note 16 to our audited consolidated financial statements.

Broadcast Rights

At August 31, 2004, we had $95 million in broadcast rights. Broadcast rights represent the right to air various forms of programming. Broadcast rights and the corresponding liability are recorded when the license period begins and the programs are available for air. Foreign programming is primarily acquired on a “pay for play” basis, and is immediately aired, while some foreign and most domestic programming may be carried in inventory and amortized over a series of plays. Management must use estimates and judgment in determining the useful lives and carrying values of broadcast rights. Estimates of useful life relates to the expected number of plays over which the cost of acquiring the rights are amortized, while estimates of value primarily relate to the time slots in which the programs will be aired. Inventories are reviewed regularly to ensure recoverability of the book value of broadcast rights. See note 5 to our audited consolidated financial statements.

Changes in Accounting Policies

Hedging relationships

We adopted CICA Accounting Guideline 13, “Hedging Relationships” effective September 1, 2003. In accordance with the new policy, our hedging relationships are documented and subject to effectiveness tests on a quarterly basis to ensure that they are and will continue to be effective. The adoption of this guideline had no impact on our financial statements.

Stock options

We have a share based compensation plan under which options of our parent company are issued to certain of our employees. We adopted the fair value method of accounting for share based compensation recommended by the CICA in Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, on a prospective basis for options granted subsequent to September 1, 2003. As a result of the adoption of this policy, the fair value of stock options granted is charged to earnings over the vesting period of the options. In fiscal year 2004, we recorded an expense of $1 million for options granted in fiscal 2004. CanWest calculates the fair value of the options using the Black-Scholes options pricing model.

Reporting Circulation Revenue Gross versus Net

During fiscal year 2004, we retroactively adopted the provisions of the Emerging Issues Committee of the CICA (EIC-123), “Reporting Revenue Gross as a Principal versus net as an Agent”, which was effective for our fiscal year commencing September 1, 2002. Under this provision, our circulation revenues are reported on a gross basis. Previously, we reported circulation revenues net of certain of our distribution contract costs. As a result of this revision, our sales and operating expenses were each increased by $46.0 million for fiscal year 2004 ($44.2 million for fiscal year 2003).

Forthcoming changes in accounting policies

Consolidation of TEN Group

The Accounting Standards Board of the CICA has issued AcG-15, Consolidation of Variable Interest Entities. We have determined that TEN Group is a variable interest entity and that we are the primary beneficiary. Accordingly, we will consolidate the results of TEN Group in fiscal 2005. We currently use the equity method to account for our interest in TEN Group. Consolidation of TEN Group will have a significant impact on our revenues, expenses, assets and liabilities. There will be no impact on our shareholder’s equity. Summarized results of TEN Group are included in note 3 to our consolidated financial statements for the years ended August 31, 2003 and 2004. We will adopt this standard on a retroactive basis effective September 1, 2004 with a restatement of prior periods.

We began consolidating TEN Group under U.S. GAAP on a prospective basis effective May 31, 2004, based on substantially the same analysis under FIN 46R – Consolidation of Variable Interest Entities. See note 23 to our audited consolidated financial statements.

Restatement of Prior Year Results

As described in notes 1(c), 7(4) and 23 to our consolidated financial statements, certain prior year results and balances have been revised for the reasons stated therein.

OPERATING RESULTS

Introductory Note

Segment operating profit. In the discussion that follows, we provide information concerning our segment operating profit. See note 21 to our audited consolidated financial statements. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

Operating income before amortization. We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under Canadian generally accepted accounting principles (GAAP). Investors are cautioned that operating income before amortization should not be construed as an alternative to operating income or net earnings determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may differ from that of other companies and, accordingly, operating income before amortization may not be comparable to similarly titled measures used by other companies. A reconciliation of operating income before amortization to net earnings, which is the most closely comparable GAAP measure, is set forth below under “Reconciliation of Non-GAAP Financial Measures” section of this report.

Fiscal 2004 Compared to Fiscal 2003

Following is a table summarizing segmented results for fiscal year 2004 and fiscal year 2003. See note 21 to our audited consolidated financial statements:

	Revenue		Segment operating profit
	For the Year Ended August 31,
	2003	2004	2003	2004
	Revised (1)
	(in thousands of Canadian dollars)
Operating Segments
Publishing and Online – Canada	$1,208,180	$1,193,627	$258,496	$267,343
Television
Canada	730,407	690,302	216,346	147,430
Australia-Network TEN(2)	336,362	409,204	106,975	145,328
New Zealand	95,055	108,236	10,095	23,291
Ireland	32,490	34,152	9,729	10,591

Subtotal	1,194,314	1,241,894	343,145	326,640
Radio - New Zealand	73,400	86,717	20,751	27,488
Outdoor-Australia(2)	36,656	43,742	2,560	8,215
Corporate and other	—	—	(23,213)	(27,110)

Subtotal	$2,512,550	$2,565,980	601,739	$602,576

Restructuring and film and television impairment expense(3)	—	—	(23,305)	(2,445)
Elimination of equity accounted affiliates(2)	(373,018)	(452,946)	(99,219)	(153,543)

Total	$2,139,532	$2,113,034	$479,215 (4)	$446,588 (4)

(1)	See note 1(c) to our audited consolidated financial statements.
(2)	Represents the Company’s proportionate interest in TEN Group and its wholly owned subsidiaries.
(3)	For 2004, restructuring expenses relate to Canadian television operations. For 2003, it includes Network TEN film and television impairment charges of $10.3 million and Canadian media operations restructuring expenses of $13.0 million.
(4)	See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation to net earnings.

Consolidated Results

Effect of Divestitures. In February 2003, we sold certain newspaper publishing assets to Osprey Media. The following table summarizes the contribution of these newspaper assets to consolidated revenues, operating income before amortization and net earnings during fiscal 2003.

	Year ended August 31, 2003
	Revenues Revised (1)	Operating Income Before Amortization	Net Earnings
	(in thousands of Canadian dollars)
As reported	$2,139,532	$479,215	$187,606
Newspaper publishing properties sold	(39,956)	(10,105)	(1,929)

	$2,099,576	$469,110	$185,677

(1)	See note 1(c) to our audited consolidated financial statements.

Revenues. Consolidated revenues declined by $26 million to $2,113 million during fiscal year 2004, compared to $2,140 million during fiscal year 2003. This decline resulted from the sale of the newspaper assets to Osprey Media described above; these assets accounted for $40 million of our consolidated revenues for fiscal 2003. The effect of the publishing asset sale was partially offset by a $13 million, or 1%, increase in revenues from our remaining assets. This increase was driven by significant increases in revenues from our international media operations and an improvement in our continuing operations in the publishing and online segment, which were partially offset by a decrease in revenues from our Canadian television segment.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) increased by $6 million for fiscal year 2004 to $1,664 million. The assets sold to Osprey Media accounted for $30 million of our consolidated operating expenses during fiscal 2003. Consolidated operating expenses attributable to operations not sold increased $47 million, or 3%, from $1,617 million in fiscal 2003, as a result of significant programming expense increases for our Canadian television segment as well as general expense increases in other operating segments.

Restructuring charge. In fiscal 2004, we incurred $2 million in restructuring expenses related to Canadian television operations. In fiscal 2003, we undertook restructuring activities in our Canadian media operations that generated restructuring expenses of $13 million. The fiscal 2003 restructuring expenses related to the following operating segments: Canadian television - $3 million, Canadian publishing and online - $9 million and corporate and other - $1 million.

Operating income before amortization. Consolidated operating income before amortization decreased by 7% in fiscal year 2004 to $447 million from $479 million in fiscal 2003. Of the $33 million decline in consolidated operating income before amortization, $10 million was attributable to the sold publishing assets. The remainder of the decrease reflects lower segment operating profit in our Canadian television segment, which was partially offset by increases in our New Zealand and Australian television segments and our publishing and online segment.

Amortization. Amortization of intangibles was $18 million for both fiscal 2004 and 2003. Amortization of property, plant and equipment was $71 million in fiscal 2004, and $70 million in fiscal 2003.

Interest income and expense and other financing expenses. Interest expense was $213 million for fiscal year 2004, compared to $244 million for fiscal year 2003, reflecting a reduced level of debt as well as reduced interest rates achieved through refinancing of debt. Debt at August 31, 2004 was $1,991 million, $456 million less than the debt outstanding at August 31, 2003 of $2,447 million. We refinanced our senior secured debt in August 2003 and in June 2004 resulting in annual interest savings of approximately $8 million and $4.5 million, respectively.

In fiscal 2004, we recorded a $111 million loss equivalent to the change in fair value of interest rate swaps and foreign currency and interest rate swaps that have not been settled and which relate to debt that has been retired. This compared to a loss of $23 million for the same period of fiscal 2003.

We recorded interest income of $10 million for fiscal year 2004, primarily related to interest received on an income tax refund related to an income tax issue which was resolved in the first quarter, interest received on TEN Group distributions and interest received from Hollinger in settlement of a claim related to our acquisition of the National Post.

Foreign exchange gains. We recorded net foreign exchange gains of $45 million fiscal 2004. Approximately $36 million of this gain related to a gain on early retirement of U.S. dollar denominated debt in August 2004. In addition, we recorded translation gains on U.S. dollar denominated debt which has not been hedged and distributions receivable from TEN Group. This compared to a $4 million foreign exchange gain recorded in the previous year.

Provisions for Fireworks loans. We have loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest Global Communications Corp., our parent company, in an aggregate principal amount of $474 million. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, CanWest has commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, we established a provision of $419 million against these loans in fiscal year 2004.

Investments. For fiscal 2004, we recorded investment income of $115 million, compared to investment income of $9 million in fiscal 2003. In fiscal 2004, we recorded a gain on the sale of our interest in UTV of $52 million, a gain of $66 million related to the New Zealand IPO and a gain of $2 million as a result of the issuance of shares by TEN Group pursuant to the exercise of certain executive stock options which effectively diluted our economic interest to 56.6%. (Further stock option exercises since the end of the fiscal year have since reduced our economic interest in TEN Group to 56.4%). These gains were partially offset by the write-down of financing and other deferred costs of $4 million. For fiscal year 2003, we recorded a gain of $21 million on the sale of community newspapers and a gain of $2 million related to TEN Group, which were offset by a loss of $11 million on the sale of our shares in SBS Broadcasting and the write downs of $3 million. Dividend income of $4 million received from UTV in fiscal 2004 was 6% higher than in fiscal 2003. In June 2004, we sold our interest in UTV.

Income taxes. The income tax provision was $28 million for fiscal year 2004, compared to a provision of $39 million for fiscal year 2003. The negative effective tax rate of 12% in fiscal year 2004 differed from our statutory rate of 35% as a result of the $37 million effect of the non taxable portion of capital losses, the $76 million impact of valuation allowances on future tax assets, and the effect of increases in future tax rates which caused a net increase in future tax liabilities and resulted in an $11 million income tax expense, which were partially offset by the impact of international tax rates which are below Canadian rates and a $20 million credit from the resolution of tax issues..

Equity interest in TEN Group. Our equity interest in earnings of TEN Group was $100 million for fiscal 2004 compared to $101 million for fiscal 2003 as a result of the strong performance of TEN Group as well as the strong Australian currency, as described above. TEN Group’s results for fiscal 2003 were impacted by a $64 million recovery of income taxes which was primarily the result of new tax consolidation legislation in Australia. The impact of this tax recovery on our fiscal 2003 equity earnings in TEN Group was approximately $37 million.

Currency translation. We recorded net currency translation losses of $7 million in fiscal 2004 related to the realization of currency translation gains related to TEN Group distributions, currency translation losses related to the repayment of inter-company loans by our New Zealand operations and the divestiture of 30% of our interest in New Zealand. This compared to a $1 million gain in fiscal 2003.

Net earnings (loss). Our net loss for fiscal year 2004 was $159 million compared to net earnings of $188 million for fiscal year 2003.

Segment Results

Publishing and online

•	Revenues. Segment revenues for fiscal year 2004 were $1,194 million, a decrease of $15 million, or 1%, from the revenues recorded in the fiscal 2003. This decline reflects the publishing asset sale in February 2003; the divested assets accounted for $40 million of our publishing and online revenues during fiscal 2003. Our remaining publishing assets recorded an increase of $25 million, or 2%, compared to fiscal 2003. Excluding the impact of the publishing asset sales, advertising revenues were up approximately 2% overall due to flat lineage and increased pricing. The flat lineage reflects increases in classified and retail advertising that were partially offset by decreases in national account lineage most significantly in the automotive sector. The increase in rates reflects increases for national accounts; the rates achieved for retail decreased as a result of an increased use of inserts versus run of press. While circulation numbers excluding the asset sales were flat, circulation revenue excluding those asset sales increased marginally as a result of achieving an increase in revenue per copy due to price increases.

•	Operating expenses. Segment operating expenses (including selling, general and administrative expenses) for fiscal year 2004 declined by $23 million compared to fiscal 2003. This decline reflects a $30 million decrease in operating expenses attributable to publishing assets sold, partially offset by a $6 million increase in operating expenses attributable to our continuing operations. The modest increase reflected normal salary escalations and increases in certain administrative costs including pension expense, partially offset by cost reductions attributable to the restructuring undertaken in the latter part of fiscal 2003. Newsprint expenses increased approximately 1%, reflecting an increase in the cost of newsprint partially offset by reduced consumption.

•	Segment operating profit. Segment operating profit for fiscal year 2004 increased by $9 million compared to the same period in the prior year. Excluding the impact of the publishing assets sold to Osprey Media, segment operating profit was $19 million, or 8%, higher than in fiscal 2003, driven primarily by the increase in revenues.

•	Restructuring Expenses. Restructuring expenses of $9 million were recorded in respect of this segment for fiscal year 2003 consisting of employee severance costs. These charges are not reflected in segment operating profit.

Canadian television

•	Revenues. Segment revenues for fiscal year 2004 declined by 5%, or $40 million, to $690 million from $730 million recorded in fiscal 2003 as a result of a 7% decrease in airtime sales for fiscal year 2004. The decrease in airtime sales primarily reflects an increasingly competitive market place, a decline in ratings and decreased advertising spending from certain sectors, particularly packaged goods and retail. Airtime revenue decreases were most significant in the first quarter of fiscal 2004 with an 11% decrease compared to the first quarter of fiscal 2003.

This decrease was partially offset by an approximately $3 million increase in revenues from the sale of program rights resulting from an increase in television program production by Global Television. In addition, our seven digital specialty channels reported increases in both subscriber and advertising revenue. Overall, digital revenues increased by 22% to $10 million in fiscal year 2004 compared to the same period in the previous year. There are now more than 3.4 million subscribers to our digital services, representing a 17% increase in fiscal 2004. Our seventh channel, Cool TV was launched in the first quarter of fiscal 2004.

•	Operating expenses. Segment operating expenses (including selling, general and administrative expenses) were $543 million for fiscal year 2004, which is $29 million, or 6%, higher than segment operating expenses for fiscal year 2003. This reflected increases in expenses due to the following:

°	program amortization, which comprises approximately 50% of segment operating expenses, increased by approximately $14 million, or 6%, for fiscal 2004 as compared to fiscal 2003. This included charges related to the discontinuance of certain programming activities such as the Mike Bullard Show as well as increased costs of new program offerings;

°	increased pension expense primarily as a result of an increase in the amortization of the actuarial loss in our defined benefit pension plans; and

°	increased levies for the Society of Composers, Authors and Music Publishers of Canada, or SOCAN, were introduced resulting in an expense increase of approximately $2 million for fiscal year 2004, including approximately $1.5 million which related to retroactive assessment for prior fiscal years.

These increases were partially offset by cost reductions achieved through savings as a result of headcount reductions undertaken in the second half of fiscal 2003.

•	Segment operating profit. As a result of revenue decreases and expense increases, Canadian television segment operating profit for fiscal 2004 decreased 32% to $147 million compared to $216 million for fiscal 2003.

•	Restructuring Expenses. Restructuring expenses of $2 million were recorded in respect of this segment for fiscal 2004 and $3 million were recorded in respect of this segment for fiscal 2003 consisting of employee severance costs. These charges are not reflected in segment operating profit.

Australian television

•	Revenues. Segment revenues for fiscal year 2004 increased by 22% to $409 million from $336 million for the same period in the prior year. In domestic currency, segment revenues increased 14% reflecting Network TEN’s strong rating performance in a strong television advertising environment. The strength of the Australian currency contributed an additional 8% increase on translation to Canadian dollars.

•	Operating expenses. Segment operating expenses for fiscal 2004 increased 15% to $264 million compared to $229 million for fiscal 2003. In domestic currency, operating expenses increased 7% primarily as a result of increased programming expenses. The strength of the Australian currency added an additional 8% increase on translation to Canadian dollars.

•	Segment operating profit. Segment operating profit increased by 36% to $145 million for fiscal 2004, compared to $107 million for fiscal 2003, as the increase in revenues more than offset the increase in operating expenses.

New Zealand television

Revenues for New Zealand’s 3 and C4 television networks increased by 14% to $108 million for fiscal year 2004 from $95 million the previous year. In local currency, revenues increased by 6%, reflecting growth in New Zealand television advertising expenditures. C4 (formerly TV4) was re-launched in fiscal 2004 as New Zealand’s first free-to-air music channel and has contributed to the increase in revenues. The stronger New Zealand currency contributed an additional 8% increase. In local currency, operating expenses for New Zealand’s 3 and C4 television networks decreased by 6% primarily as a result of reduced programming costs partially due to the increased purchasing power of the New Zealand dollar. In addition, in fiscal 2003 programming expense was higher as a result of the write-down of inventory in anticipation of the C4 format change. On translation to Canadian dollars, operating expenses for New Zealand’s 3 and C4 television networks were flat as compared to fiscal 2003, as a result of the strengthened New Zealand currency. New Zealand’s 3 and C4 produced segment operating profit of $23 million, more than twice the segment operating profit of $10 million recorded in fiscal year 2003.

Irish television

Segment revenues increased by 5% to $34 million for fiscal 2004 from $32 million in fiscal 2003. Segment operating expenses increased by 4% as a result of general cost and wage increases. Segment operating profit increased by 9% to $11 million from $10 million recorded in fiscal 2003, reflecting the increase in segment revenues, which more than offset the increase in segment operating expenses.

New Zealand radio

CanWest RadioWorks in New Zealand continued its steady performance, with increasing revenues and segment operating profit for fiscal year 2004. Segment revenues grew by 18% to $87 million from $73 million in the same period in the previous year. Domestic currency segment revenues grew by 10%, with an additional 8% increase as a result of translation to Canadian currency. The revenue increase was driven principally by growth in radio advertising expenditures in New Zealand. As a result of growth segment revenue and a strengthening New Zealand currency, RadioWorks’ segment operating profit grew to $27 million from $21 million in fiscal 2003.

Outdoor advertising

Segment revenues increased by $7 million, or 19%, to $44 million from $37 million for fiscal 2003. This increase reflected 11% growth in revenue in domestic currency with a further 8% increase as a result of currency translation. Segment operating profit increased by $6 million to $8 million fiscal year 2004, as compared to $2 million for fiscal year 2003.

Corporate and other

Segment expenses increased from $23 million in fiscal 2003 to $27 million in fiscal 2004. Restructuring expenses of $1 million were incurred in respect of this segment in fiscal 2003 consisting of employee severance costs.

Fiscal 2003 Compared to Fiscal 2002

Following is a table of segmented results for fiscal year 2003 and fiscal year 2002. See note 21 to our audited consolidated financial statements.

	Revenue		Segment operating profit
	For the Year Ended August 31,		For the Year Ended August 31,
	2002	2003	2002	2003
	Revised (1)	Revised (1)
	(in thousands of Canadian dollars)
Operating Segments

Publishing and Online – Canada	$1,320,262	$1,208,180	$285,027	$258,496
Television
Canada	691,888	730,407	190,752	216,346
Australia-Network TEN (2)	281,427	336,362	81,782	106,975
New Zealand	69,079	95,055	(1,938)	10,095
Ireland	28,317	32,490	7,654	9,729

	1,070,711	1,194,314	278,250	343,145
Radio - New Zealand	60,724	73,400	16,361	20,751
Outdoor-Australia (2)	38,074	36,656	874	2,560
Corporate and other	—	—	(26,807)	(23,213)

Subtotal	$2,489,771	$2,512,550	$553,705	$601,739
Restructuring and film and television impairment expense (3)	—	—	—	(23,305)
Elimination of equity accounted affiliates (2)	(319,500)	(373,018)	(82,655)	(99,219)

Total	$2,170,271	$2,139,532	$471,050 (4)	$479,215 (4)

(1)	See note 1(c) of our audited consolidated financial statements.
(2)	Represents the Company’s proportionate interest in TEN Group and its wholly-owned subsidiaries.
(3)	Includes Network TEN film and television impairment charges of $10.3 million and Canadian media operations restructuring charges of $13.0 million.
(4)	See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation to net earnings.

Consolidated Results

Effect of Divestitures. In August 2002, we sold certain newspaper publishing interests in Saskatchewan and Atlantic Canada to GTC Transcontinental. In February 2003, we completed the sale of a number of smaller market daily, weekly and shopper publications and related assets in Southern Ontario to Osprey Media for $193.5 million resulting in an investment gain of $21.3 million. These sales, which reflect our strategy of divesting assets not central to our multi-platform sales, content and promotion strategy, affect the comparability of our fiscal 2002 and fiscal 2003 results. The following table summarizes the effect on our fiscal 2002 operating revenue, operating income before amortization and net earnings excluding the results of the newspaper publishing interests sold to GTC in August 2002 and excluding the results of the newspaper properties sold to Osprey Media in February 2003 for the period from February 16, 2002 to August 31, 2002.

	Year ended August 31, 2002
	Revenues Revised (1)	Operating Income Before Amortization	Net Earnings
	(in thousands of Canadian dollars)
As reported	$2,170,271	$471,050	$97,910
Newspaper publishing properties sold	(141,807)	(42,721)	(7,757)

	$2,028,464	$428,329	$90,153

(1)	See note 1(c) of our audited consolidated financial statements.

Revenues. We reported consolidated revenues of $2,140 million for fiscal year 2003, a decrease of $30 million from the prior year. The decrease resulted from the sale of publishing assets. Excluding the impact of sold publishing assets, revenues increased by $111 million. Revenues for 2003 reflected strong results in our Canadian television and publishing operations and our New Zealand broadcasting operations.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) decreased $52 million to $1,647 million reflecting the publishing asset sales. Excluding the sold publishing assets, operating expenses increased $47 million, or 3%, from $1,600 million in the previous year, reflecting expense increases in our publishing and online operations.

Restructuring charge. We recorded a restructuring charge of $13 million related to employee severance expenses associated with the restructuring of our Canadian media operations in fiscal 2003. The restructuring charge affected the following operating segments: Canadian television - $3 million, Canadian publishing and online - $9 million and corporate and other - $1 million.

Operating income before amortization. Consolidated operating income before amortization increased by 2% to $479 million in fiscal 2003 from $471 million in fiscal 2002. Excluding the impact of the sold publishing assets, operating income before amortization increased by 12%. Substantial increases at broadcast operations in Canada, New Zealand, and Ireland as well as in publishing and online operations were partially offset by restructuring expenses.

Amortization. Amortization of intangibles was $18 million in both 2003 and 2002. Amortization of property and equipment decreased to $70 million in fiscal 2003 from $73 million in the previous year, reflecting the sale of the publishing assets.

Interest expense and other financing income and expenses. Interest expense was $244 million for fiscal 2003, compared to $244 million in the prior year. We recorded a foreign exchange gain of $3.9 million in fiscal 2003 primarily related to the translation of U.S. dollar denominated debt. In fiscal 2003, we also recorded a $23 million loss equivalent to the fair value of interest rate swaps related to debt that was repaid during fiscal 2003 compared to a loss of $2 million in fiscal 2002.

Investment Gain (Loss). In fiscal 2003, we had investment gains of $9 million, primarily as a result of the gain on the sale of community newspapers of $21 million and the dilution gain of $2 million related to TEN Group offset by the loss on the sale of our common share holdings in SBS Broadcasting S.A. of $11 million and write-downs of $3 million. In fiscal 2002, we recorded a $49 million gain on the sale of community newspapers, and a $67 million gain on the sale of CKVU, offset by write-downs of $85 million related to non-temporary declines in fair value of other investments. Dividend income of $4 million from UTV was consistent with fiscal 2002.

Income Taxes. The provision for income taxes was $39 million in fiscal 2003, compared to $48 million in fiscal 2002.

Interest in Earnings of TEN Group. Our interest in earnings of TEN Group was $101 million in fiscal 2003 compared to a loss of $12 million in fiscal 2002. In fiscal 2003, TEN Group recorded a charge of $18 million related to program inventory write-downs, and a recovery of income taxes of $64 million primarily as a result of new tax consolidation legislation in Australia. In fiscal 2002, TEN Group recorded an investment write-down of $17 million, a charge for Eye Corp. goodwill impairment of $56 million and a charge related to the resolution of a taxation issue of $30 million. For fiscal 2003, results from TEN Group were translated at an average exchange rate which was 7% higher than the average rate of translation used in fiscal 2002.

Net Earnings. Net earnings for fiscal year 2003 were $188 million compared to net earnings of $98 million for fiscal year 2002.

Segment Results

Canadian publishing and online.

•	Revenues. Segment revenues declined from $1,320 million in fiscal 2002 to $1,208 million in fiscal 2003. The decline primarily reflects the sale of publishing assets. Excluding the revenues of the sold papers, revenues increased by 3%. Newspaper advertising was bolstered by robust activity in the automotive and technology sectors through the second half of fiscal 2003. Advertising and circulation comprised 76% and 21%, respectively, of our newspaper revenues for fiscal 2003, consistent with the prior year.

•	Operating expenses. Segment operating expenses (including selling, general and administrative expenses) declined from $1,035 million in fiscal 2002 to $950 million in fiscal 2003, reflecting the sale of publishing assets. Excluding expenses attributable to the sold publishing assets, segment operating expenses increased by 1%. This reflects normal cost escalations, particularly payroll and moderate increases in the price of newsprint.

•	Segment operating profit. Segment operating profit declined from $285 million in fiscal 2002 to $258 million in fiscal 2003, reflecting the sale of publishing assets. Excluding the results of the sold publishing assets, segment operating profit increased by 7%. Our online operations achieved a significant improvement in fiscal 2003 and for the first time recorded positive operating profit of just under $1 million, compared to losses of $4.5 million the previous year. The online properties are now more closely aligned with other media properties and are contributing to overall profitability.

•	Restructuring Expenses. Restructuring expenses of $9 million were incurred in respect of this segment in fiscal 2003 related to the restructuring of our Canadian media operations. This charge consists of $9 million in employee severance costs. These charges are not reflected in segment operating profit.

Canadian television

•	Revenues. Segment revenues were up by 6% to $730 million from $692 million recorded in the previous year, reflecting in part, the strength of the Canadian television advertising market. Revenues at conventional television operations and at Global Prime increased by 5% in fiscal 2003 compared to fiscal 2002. Our six digital specialty channels saw revenues double to $9 million in fiscal 2003, their second full year of operation. Our portfolio of digital channels continue to perform well relative to their peers, steadily gaining subscribers. Subsequent to the end of fiscal 2003, we launched a seventh channel, CoolTV.

•	Operating expenses. Segment operating expenses (including selling, general and administrative expenses) increased by 3% to $514 million in fiscal 2003, compared to $501 million in fiscal 2002. The increase primarily reflects nominal inflationary increases and costs related to the start up of Cool FM. Programming expenses were consistent with the previous year.

•	Segment operating profit. As a result of revenue increases and expense control, our Canadian television segment operating profit increased 13% to $216 million in fiscal 2003.

•	Restructuring expenses. Restructuring expenses of $3 million were incurred in respect of this segment in fiscal 2003 consisting of employee severance costs related to the restructuring of our Canadian media operations. These charges are not reflected in segment operating profit.

Australian television

Segment operating revenues increased by $55 million to $336 million in fiscal 2003, reflecting significant ratings gains for Network TEN’s prime time schedule in its target demographic of 16 to 39 year olds and significant ratings gains related to Network TEN’s acquisition of key sports properties. Segment operating expenses increased by $30 million, primarily reflecting higher programming expenses for sports and other programming. Segment operating profit increased by $25 million, or 31%, to $107 million, as the revenue gains more than offset the increase in operating expenses. Results from Australia were converted at an average exchange rate of .8893, an increase of 7% over the prior year rate of exchange.

New Zealand television

Revenues from television broadcast operations for New Zealand’s 3 and TV4 television networks increased by 38% to $95 million for fiscal 2003 from $69 million the previous year. In local currency, revenues increased by 22% compared to fiscal 2002. Segment operating profit also grew to $10 million in fiscal 2003 compared to a loss of $2 million in fiscal 2002. Results from New Zealand were translated at an average exchange rate of 0.7957, an increase of 15% over the prior year’s rate of exchange. A combination of factors contributed to the improved results, including higher ratings, improved advertising market conditions, and higher prices for advertising. A stronger New Zealand dollar also helped to reduce the cost of imported programming. In October 2003, TV4 was relaunched as C4 with a youth music format.

Irish television

Our 45% share of revenues at TV3 in the Republic of Ireland increased 15% to $32 million in fiscal 2003 from $28 million the previous year. Our share of TV3’s segment operating profit was $10 million, up from $8 million the previous year.

New Zealand radio

RadioWorks continued its steady performance, increasing revenues and segment operating profit. Revenue grew by 21% to $73 million in fiscal 2003 from $61 million the previous year. Segment operating profit grew by 27% to $21 million in fiscal 2003 from $16 million in the previous year.

Outdoor

Segment operating profit improved to $3 million in fiscal 2003 from $1 million in fiscal 2002, primarily reflecting lower operating expenses.

Corporate and other

Corporate and other segment expenses decreased by 13% to $23 million in fiscal 2003 from $27 million in fiscal 2002. In addition, restructuring expenses of $1 million were incurred in fiscal 2003 in respect of this segment consisting of employee severance costs.

Consolidated Quarterly Financial Results

	Three months ended
	February 28,	May 31,	August 31,	November 30,
	2004
	(in thousands of Canadian dollars)
Revenue	$499,709	$575,768	$469,607	$567,950
Operating expenses	408,258	432,629	408,846	414,268
Restructuring expenses	—	—	2,445	—

	91,451	143,139	58,316	153,682
Amortization of intangibles	(4,375)	(4,375)	(4,375)	(4,375)
Amortization of property, plant, and equipment and other	(19,530)	(20,503)	(16,027)	(19,564)
Interest expense and other financing expenses	(490,478)	(48,828)	(104,471)	(51,712)
Investment income	1,452	354	113,254	249
Dividend income	—	2,323	—	1,415

	(421,480)	72,110	46,697	79,695

Provision for (recovery of) income taxes	(1,263)	19,021	(11,293)	21,269

	(420,217)	53,089	57,990	58,426
Minority interest	—	—	(478)	—
Interest in earnings of TEN Group	17,699	20,573	22,724	38,893
Interest in loss of other equity accounted affiliates	(186)	(207)	(69)	(163)
Realized currency translation adjustments	2,626	(5,011)	(5,138)	500

Net earnings (loss)	$(400,078)	$68,444	$75,029	$97,656

Cash flow from operating activities	$174,732	$26,546	$146,044	$(32,448)

	Three months ended
	August 31,	May 31,	February 28,	November 30,
	2003
	(thousands of Canadian dollars)
Revenue	$464,378	$569,600	$507,948	$597,606
Operating expenses	399,202	414,380	411,028	422,718
Restructuring expenses	(1,147)	14,136	—	—

	66,323	141,084	96,920	174,888
Amortization of intangibles	(4,375)	(4,375)	(4,375)	(4,375)
Amortization of property, plant, and equipment and other	(17,693)	(18,550)	(20,625)	(20,319)
Interest expense and other financing expenses	(96,899)	(68,490)	(42,728)	(63,376)
Investment income	(10,591)	(2,277)	22,108	—
Dividend income	—	1,999	—	1,533

	(63,235)	49,391	51,300	88,351

Provision for (recovery of) income taxes	(37,700)	18,965	29,351	28,514

	(25,535)	30,426	21,949	59,837
Interest in earnings of TEN Group	52,250	12,428	10,884	25,777
Interest in loss of other equity accounted affiliates	(297)	(256)	(449)	(330)
Realized currency translation adjustments	229	1,593	(900)	—

Net earnings	$26,647	$44,191	$31,484	$85,284

Cash flow from operating activities	$98,731	$48,186	$180,811	$(49,645)

Liquidity and Capital Resources

Overview

Our principal uses of funds are for capital expenditures and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short-term and long-term debt. We believe these sources of funds, together with our cash on hand, will continue to be adequate to meet our currently anticipated capital requirements.

We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategy. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of non-core assets, and may, if a suitable opportunity arises, sell certain non-core assets.

For fiscal 2005, our major non-operating cash requirements include expected capital expenditures of approximately $90 million, swap recouponing payments as discussed below in swap transactions, and repayment of $10 million in principal payments on long-term debt due in 2004 and 2005. We expect to meet our cash needs for fiscal 2005 primarily through a combination of operating cash flow and cash on hand.

Sources of Funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At August 31, 2004, we had cash on hand of $77 million. We generated cash flows from operating activities of $315 million in fiscal 2004 and $278 million in fiscal 2003. These amounts include cash distributions from TEN Group of $105 million in fiscal 2004 and $33 million in the fiscal 2003. As a result of dividends declared by TEN Group in June 2004 and December 2004, we received $99 million in December 2004. In addition, we expect to receive additional distributions from TEN Group in July 2005.

In addition to the above sources of liquidity, at August 31, 2004, after giving effect to the amalgamation and refinancing transactions described below, we would have had unused borrowing capacity under our revolving credit facility of $271 million.

Investing activities

In fiscal 2004, we received proceeds of $144 million from the sale of our shares in UTV. In addition, we received net proceeds of $83 million from the New Zealand IPO and we received $168 million through new financing in New Zealand. Proceeds from the sales and refinancing in New Zealand, in total amounting to $395 million, were applied to our Senior Credit facility. Repayments of an additional $235 million were made from our operating cash flow.

Uses of Funds

Capital Expenditures

In fiscal 2004, our capital expenditures amounted to $53 million. We also invested $6 million in the acquisition of new FM radio frequencies related to our New Zealand radio operations. In fiscal 2005, we expect to increase our capital expenditure budget to approximately $90 million. This amount includes an $18 million investment in a new broadcast traffic and sales management system, $8 million for a new classified system to support our Canadian publishing operations and approximately $9 million to support the growth of our online operations as well as expenditures for regular replacement. Our capital expenditures including investments in broadcast licenses for fiscal 2003 and fiscal 2002 were $40.5 million and $52.3 million, respectively.

Swap Transactions

Under our credit facility, we are required to maintain the fair value of our foreign currency and interest rate swaps above a prescribed minimum liability ($500 million at August 31, 2004, which increased to $600 million subsequent to year end). In addition, there are prescribed minimums with individual counterparties. Under these agreements, which have two-way recouponing provisions, we were required to make net recouponing payments of $28 million in fiscal 2004. Subsequent to year end, we were required to make further net recouponing payments of $97 million in the first half of fiscal 2005. Further strengthening of the Canadian currency and/or declining interest rates may result in further prepayment requirements.

Debt

General

At August 31, 2004, we had total outstanding debt of $1,991 million. For additional information concerning our indebtedness see note 9 to our audited consolidated financial statements. At the same date, after giving effect to the net $944.2 million in additional debt incurred as a result of the amalgamation and refinancing transactions described below, our total debt would have been $2,935 million.

Credit Facility

Total credit available under our senior secured credit facility was $1,078 million as of August 31, 2004, of which we had drawn $665 million at August 31, 2004. The facility includes revolving and non-revolving tranches with terms ranging from two and a half to five years. The credit facility is collateralized by substantially all of our assets and is our most significant debt agreement.

Our credit facility currently requires us to maintain a leverage ratio of 6.0 times. The required ratio will decrease to 5.75 times for the quarter ending May 31, 2006 through the quarter ending November 31, 2006 and 5.50 times for the quarter ending February 28, 2007 and each quarter thereafter. Failure to comply with the covenant would constitute an event of default under our credit facility that would give the administrative agent under the credit facility the ability to declare the outstanding principal amount immediately due and payable. Any such acceleration could have a material adverse effect on our liquidity.

At August 31, 2004, our total leverage ratio as calculated under our credit facility was 3.64 times cash flow for debt covenant purposes for fiscal year 2004, compared to a covenant of 6.0 times. After giving effect to the amalgamation and related transactions, our leverage ratio under our credit facility would be 5.43 times cash flow for debt covenant purposes.

We have presented the leverage ratio in our discussion of liquidity and capital resources due to the importance of the credit facility and the leverage ratio. For a reconciliation of the numerator and denominator of the leverage ratio to the most directly comparable GAAP measures, see “Reconciliation of Non-GAAP Financial Measures” below.

Maturity Profile of Long-Term Debt

The following table summarizes the maturity profile of our long-term debt at August 31, 2004.

Year ending August 31,	Principal Amount
(thousands of dollars)
2005	31,712
2006	9,726
2007	10,671
2008	10,546
2009	921,583
Thereafter (1)	1,006,949

(1)	Does not include the net $944.2 million of new debt maturing on September 15, 2012 incurred as a result of the amalgamation and refinancing transactions described below.

The provisions of the credit facility require that, for fiscal years in which the credit rating for the credit facility is below a prescribed level, we must make a prepayment of our credit facility equal to 50% of our free cash flow, as defined under the facility, for such fiscal year subject to certain limitations. We were required to make a prepayment of $42 million in January 2004 in respect of fiscal 2003. In fiscal 2004 we made a voluntary prepayment, the result of which we will not be required to make a prepayment under this provision in respect of fiscal 2004.

Contractual Obligations and Commitments

The Company’s obligations under firm contractual arrangements, including commitments for future payments under long term debt arrangements, operating lease arrangements, purchase commitments and other long term liabilities as at August 31, 2004 are summarized below.

	As at August 31, 2003
	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	Thereafter
	(in thousands of Canadian dollars)
Long term debt (4)	$1,991,187	$31,712	$20,397	$932,129	$1,006,949
Cash interest obligations on long term debt (1)(4)	1,464,232	158,097	530,305	426,626	349,204
Operating leases	153,942	27,554	46,156	34,668	45,564
Purchase obligations(2)	652,451	329,853	237,774	84,592	232
Estimated pension funding obligations(3)	71,348	10,454	26,219	34,675	—
Other long term liabilities	197,924	—	61,758	101,023	35,143

Total	$4,531,083	$557,670	$922,609	$1,613,713	$1,437,092

(1)	Interest obligations on long term debt represents an estimate of future cash interest expense based on current interest rates, current debt levels and scheduled debt repayment and their related interest rate and foreign currency interest rate swaps. This estimate includes our obligation to fund our parent company’s cash interest obligations under its junior subordinated notes commencing in fiscal 2006. As a result of the amalgamation and refinancing cash interest expense for the periods noted will change as follows: less than one year – increase by $54.5 million, 1 – 3 years – decrease by $71.5 million, 3 – 5 years – decrease by $102.3 million and thereafter – increase by $63.2 million.
(2)	Purchase obligations represent an estimate of our contractual commitments to purchase broadcast rights and to make investments in television programs, as well as our management services agreement with The Ravelston Corporation Limited.
(3)	Pension funding obligation estimates are only available for the next five years.
(4)	Does not include the $944 million in new notes maturing September 15, 2012 that were issued in connection with the amalgamation and refinancing transactions described herein.

Off Balance Sheet Arrangements

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

THE AMALGAMATION AND REFINANCING TRANSACTIONS

After the end of fiscal 2004, on November 18, 2004 we amalgamated with 3815668 Canada Inc., our immediate parent, to form a new company that is also named CanWest Media Inc. In connection with the amalgamation and related refinancing transactions:

•	our 12.155% junior subordinated notes (the “Old Notes”) due to 3815668 Canada Inc. with a book value at August 31, 2004 of $840 million were extinguished.

•	3815668 Canada Inc.’s 12.125% Fixed Rate Subordinated Debentures due November 15, 2010 (the “Parent Notes”) were repurchased and canceled.

•	3815668 Canada Inc. issued new senior subordinated notes (the “New Notes”) with a book value of $944 million and an effective interest rate of approximately 7.3%. The New Notes have a face value of $908 million and carry an 8% coupon.

•	3815668 Canada Inc. and CanWest Media Inc. amalgamated to form a new company that is also called CanWest Media Inc. Upon the amalgamation, the New Notes became obligations of the new CanWest Media Inc.

A loss of $44 million was recorded by the new CanWest Media Inc. in the first quarter of fiscal 2005 equivalent to the difference between the fair value of the New Notes and the book value of the Parent Notes extinguished. The Old Notes could at our option be settled with shares and, therefore, were classified as equity. The New Notes are classified as debt and the related interest obligations are cash settled on a semi annual basis. Interest expense related to the New notes will be approximately $69 million annually while the cash interest obligation will be approximately $73 million. The New Notes will be included in total debt for the purpose of the covenant calculation and as at August 31, 2004 would have increased our total debt leverage ratio to 5.43 times and would have reduced our borrowing capacity under our senior credit facility to $292 million.

In connection with the issuance of the new notes, we entered into swaps to pay floating rates of approximately 7% (as at November 18, 2004) on C$908 million and receive 8% fixed on a notional amount of U.S.$761 million.

DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. The significant differences relevant to us are discussed in detail in note 23 of Notes to the Consolidated Financial Statements for the years ended August 31, 2004 and August 31, 2003.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of operating income before amortization, a non-GAAP measure, to net earnings, its most closely comparable GAAP measure.

	Year ended August 31,
	2002	2003	2004
	(in thousands of Canadian dollars)
Net earnings (loss)	$97,910	$187,606	$(158,949)
Amortization	97,600	94,687	93,124
Interest and other financing expenses	255,006	271,493	276,743
Investment gains, losses and dividend income	(37,084)	(12,772)	299,699
Provision for income tax expense	47,610	39,130	27,734
Interest in earnings of equity accounted affiliates and other	13,338	(100,007)	(99,264)
Minority interests	(4,330)	—	478
Realized currency translation adjustments	1,000	(922)	7,023

Operating income before amortization	$471,050	$479,215	$446,588

Reconciliation of Total Debt Leverage Ratio

The following is a reconciliation of the numerator and denominator of our leverage ratio for purposes of our credit facility covenants to the most directly comparable GAAP measures, in thousands of Canadian dollars.

Reconciliation of numerator:

As at August 31, 2004
(in thousands of Canadian dollars)
Total debt in accordance with GAAP	1,991,187
Less debt of unrestricted subsidiaries:
CanWest MediaWorks (NZ)	(173,120)
TV3 Ireland	(21,943)
Exclude bond discounts	10,915
Include letters of credit	37,915

Total debt for covenant (a)	1,844,954
Notes issued in connection with the amalgamation and refinancing	944,174
Less premium	(36,132)

Adjusted total debt for covenant (b)	2,752,996

Reconciliation of denominator:

As at August 31, 2004
(in thousands of Canadian dollars)
Operating income before amortization as reconciled above	446,588
Less segment operating profit of unrestricted subsidiaries:
CanWest MediaWorks (NZ)	(50,779)
TV3 Ireland	(10,591)
Prime	(8,877)
Add back restructuring expenses	2,445
Add distributions from unrestricted subsidiaries:
TEN Group	104,855
CanWest Media Works (NZ)	18,518
CanWest Ireland Sales Limited	2,348
Prime	2,948

Total (c)	507,455

As at August 31, 2004
Total debt leverage ratio = a/c	3.64

Total debt leverage ratio adjusted to reflect the amalgamation and refinancing = b/c	5.43

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information regarding our directors and senior management.

Name	Position with CanWest Media
David A. Asper (1)	Executive Vice President, Chairman of the National Post Company, and Director
Gail S. Asper	Secretary and Director
Leonard J. Asper	President, Chief Executive Officer and Director
Dr. Lloyd I. Barber, C.C., LL.D. (1)(2)(3)	Director
Jalynn H. Bennett, C.M. (1)(2)(3)(4)	Director
Richard C. Camilleri (5)	President, CanWest MediaWorks
John Culligan	Vice President, Corporate Development
Ronald J. Daniels (2)(8)	Director
David J. Drybrough, FCA (3)(7)	Director
Geoffrey Elliot	Vice President, Corporate Affairs
Paul V. Godfrey, C.M. (2)(9)	Director
Frank King (6)(9)(10)	Director
Richard M. Leipsic	Vice-President and General Counsel
John E. Maguire	Chief Financial Officer
Gary Maavara (11)	Vice President, Public Relations
The Hon. Frank J. McKenna, P.C.(3)(9)	Director, Chairman of the Board
Thomas C. Strike (5)	President, CanWest MediaWorks International

(1)	Member of the Pensions Committee of our Board of Directors.
(2)	Member of the Human Resources Committee (formerly the Executive Compensation Committee) of our Board of Directors.
(3)	Member of the Audit Committee of our Board of Directors.
(4)	Ceased to be a Director effective January 2005.
(5)	Ceased to be a Director effective November 2004.
(6)	Became a Director effective November 2004.
(7)	Became a member of the Pension Committee and Chairman of the Audit Committee effective January 2005
(8)	Became a member of the Audit Committee effective January 2005
(9)	Became a member of the Governance and Nominating Committee effective January 2005.
(10)	Became a member of the Human Resources Committee effective January 2005.
(11)	Ceased to be Vice President, Public Relations effective September 2004.

David A. Asper has been one of our Directors since 2000 and one of CanWest’s Directors since 1997. He has served as Chairman of the National Post Company since September 2001. From 1997 to 1999, Mr. Asper was one of the Executive Vice Presidents of CanWest. Prior to 1997, he was Vice President, Programming of CanWest. Since 1998, he has been President of Daremax Enterprises, a Winnipeg-based private investment company. He is also Managing Director of Creswin Properties Ltd., a private property management and development company; Past Chairman of Centre Venture Development Corp., Winnipeg’s downtown development authority; and Past Chairman of the Winnipeg Blue Bombers Football Club. Mr. Asper is the brother of Leonard J. Asper, our President and Chief Executive Officer and Director and Gail S. Asper, our Secretary and Director.

Gail S. Asper has been our Secretary and one of our Directors since 2000, and CanWest’s Secretary and one of its Directors since 1990. From 1991 to 1998, she served as CanWest’s General Counsel. Ms. Asper also acts as President of the CanWest Global Foundation, which leads CanWest’s numerous charitable activities. Ms. Asper is currently a director of Great-West Lifeco Inc., Great-West Life Assurance Company, London Life Insurance Group Inc., The Canada Life Assurance Company and Canada Life Financial Corporation. Ms. Asper is the sister of Leonard J. Asper, CanWest Media’s President and Chief Executive Officer and Director and David A. Asper, CanWest Media’s Executive Vice President, Chairman of the National Post Company and Director.

Leonard J. Asper has been our President and Chief Executive Officer since September 2000 and CanWest’s President and Chief Executive Officer since 1999. Mr. Asper has also been a member of CanWest’s Board of Directors since 1997 and our Board of Directors since 2000. He joined CanWest in 1991 as Associate Counsel for the Global Television Network. He served as CanWest’s Executive Vice-President and Chief Operating Officer from October 1998 to August 1999. Prior to this, he was Director, Corporate Development. Mr. Asper is the brother of David A. Asper, CanWest Media’s Executive Vice President, Chairman of the National Post Company and Director and Gail S. Asper, CanWest Media’s Secretary and Director.

Dr. Lloyd I. Barber has been one of our Directors since 2000 and one of CanWest’s Directors since 1992. He was President Emeritus of the University of Regina from 1976 to 1990. Dr. Barber also serves as a director of Greystone Capital Management and Teck Cominco Ltd. and is a trustee of Fording Canadian Coal Trust.

Jalynn H. Bennett has been one of our Directors since 2000 and one of CanWest’s Directors since 1998. She has been President of Jalynn H. Bennett & Associates Ltd., a Toronto-based consulting firm since 1989. Ms. Bennett also serves as a director of several Canadian companies, Cadillac Fairview Inc., Canadian Imperial Bank of Commerce, Investco Private Equity Fund, L.P. and Sears Canada Inc. Effective January 2005, Ms. Bennett ceased to be a Director.

Richard C. Camilleri served as a Director of CanWest Media from January 2004 to November 2004. Mr. Camilleri was appointed President of CanWest MediaWorks in October 2004 and previously, beginning in July 2002 held the position of Chief Operating Officer (Operations) of CanWest and CanWest Media Inc. Prior to joining CanWest, Mr. Camilleri was Chairman, President and CEO of Arius3D Inc, and prior to 2001, was President, Sony Music Entertainment.

John Culligan has been our Vice President of Corporate Development since September 2002. Mr. Culligan, joined the Company in 1999 and has primarily responsible for the Company’s acquisition and divestiture projects. Mr. Culligan is a CFA Charterholder and spent more than 11 years in banking and venture capital before joining CanWest.

Ronald J. Daniels became one of our Directors in January 2004. Mr. Daniels has been the Dean of the Faculty of Law, University of Toronto, since 1995. He is active in public policy reformation and has contributed to several public task forces. He was chair of the Ontario Task Force on Securities Regulation and is a member of Toronto Stock Exchange Commission on Corporate Governance. He also serves as a director on the Board of several public companies, including Rockwater Capital Corporation and Great Lakes Power Inc. He also serves as a trustee of ACS Media Income Fund.

David Drybrough has been one of our Directors since 2003. Mr. Drybrough was Vice President, Finance for Gendis Inc. from his retirement in 1997 from PricewaterhouseCoopers LLP, then known as Coopers & Lybrand, until January 2004. Mr. Drybrough serves as a director of Fort Chicago Energy Partners L.P.

Geoffrey Elliot joined the company in December 1999. As Vice President, Corporate Affairs, Mr. Elliot is responsible for the Company’s relations with governments, investors, media, and the public. Prior to that, Mr. Elliot held executive management positions at Air Canada, Noranda Forest Inc. (now Norbord Inc.), and the Federal Government Department of Foreign Affairs and International Trade. His last position in government was Consul General of Canada in Atlanta, Georgia.

Paul Godfrey became one of our Directors in January 2004. Mr. Godfrey is President and Chief Executive Officer of the Toronto Blue Jays Baseball Club, a position he has held since September 2000. From November 1992 until June 2000, Mr. Godfrey was President and Chief Executive Officer of The Toronto Sun. He serves as a director of Astral Media Inc. and is Chairman of Riocan Real Estate Investment Trust and is actively involved in many charitable organizations. Mr. Godfrey has received many honors, including the City of Toronto’s highest award, the Civic Award of Merit, and is a member of the Order of Canada.

Frank King became one of our Directors in November 2004. Mr. King has been an Investment Manager for more than the past five years, and is President of Metropolitan Investment Corporation. He is the former

Chairman and Chief Executive Officer of the XV Olympic Winter Games, which were held in Calgary in 1988. Mr. King, 68, is a Director of the Calgary Chamber of Commerce, Acclaim Energy Inc., Networc Health Inc., The Westaim Corporation, Agrium Inc., and Wi-Lan Inc. and is a Trustee of Rio-Can Real Estate Investment Trust.

Richard M. Leipsic has been our Vice President and General Counsel since 2000 and CanWest’s Vice President and General Counsel since he joined CanWest in 1999. From 1975 until he joined CanWest, Mr. Leipsic practiced commercial law at Pitblado Buchwald Asper, a Winnipeg-based law firm, where he was a senior partner. During his time at Pitblado Buchwald Asper, Mr. Leipsic acted as CanWest’s outside legal counsel.

John E. Maguire has been our Chief Financial Officer since 2000 and CanWest’s Chief Financial Officer since January 1996. Prior to that, he was Vice President, Finance since September 1994. Mr. Maguire is a Chartered Accountant. Prior to joining CanWest, Mr. Maguire worked with Coopers & Lybrand from 1980 to 1987.

Gary Maavara was employed in the position of Vice President Public Relations from 2003 until 2004. In this role he was responsible for community relations as well as for our national philanthropic initiatives. Prior to that position Mr. Maavara was our Chief Operating Officer, CanWest Interactive and Senior Vice President, Specialty Television for our Canadian television operations. Mr Mavaara ceased to be employed effective September 2004.

The Hon. Frank J. McKenna has been one of our Directors since 2000 and one of CanWest’s Directors since 1999. Mr. McKenna has served as the Chairman of our Board from October 2003. Mr. McKenna has been a member of the law firm of McInnes Cooper as Counsel since 1998. From 1987 to 1997, he was the Premier of the Province of New Brunswick. Mr. McKenna also serves as a director of several public companies, including ACE Aviation Holdings Inc., Bank of Montreal, Noranda Inc., Zenon Environmental Inc., FNX Mining Company Inc., Shoppers Drug Mart Corporation, and Major Drilling Group International Inc. Mr. McKenna has accepted a position as Canadian Ambassador to the United States and has indicated that he will resign from our board prior to March 2005.

Thomas C. Strike served as one of our Directors from January, 2004 to November 2004. Mr. Strike was appointed President of CanWest MediaWorks International in October 2004 and previously, from July 2002 held the position of Chief Operating Officer (Corporate) of CanWest and CanWest Media Inc. Prior to July 2002, Mr. Strike was CanWest’s Chief Operating Officer since September 1999 and CanWest Media’s Chief Operating Officer since 2000. Prior to that, Mr. Strike was Executive Vice President. He is a Chartered Accountant. Prior to joining CanWest, Mr. Strike worked with Coopers & Lybrand from 1978 to 1986.

All of CanWest Media’s directors and senior management, other than Mr. David Asper, Mr. Daniels, Mr. Godfrey, Mr. Drybrough, Mr. Camilleri, Mr. Strike, Mr. Culligan and Mr. King have served in their respective positions since CanWest Media’s incorporation on September 28, 2000. Mr. David Asper was appointed to his current role in September 2001. Mr. Drybrough joined CanWest Media’s Board of Directors in March 2003, Mr. Godfrey and Mr. Daniels joined CanWest Media’s Board of Directors in January 2004, Mr. King joined CanWest Media’s Board of Directors in November 2004, Mr Culligan was appointed to his position in 2002, and Mr. Camilleri, and Mr. Strike, were appointed to their current roles in October 2004.

Each Director serves a one-year term and holds office until the next annual general shareholder’s meeting or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of his or her death, removal or other cause. There are no arrangements with any of CanWest Media’s directors providing for the payment of benefits upon termination of service as director.

Compensation of Directors and Senior Management

Compensation of Directors

Directors of CanWest Media who are employees or otherwise retained by us are not entitled to receive any additional remuneration for serving as directors. All other directors are entitled to receive an annual director’s fee of $30,000 and a maximum of $1,500 for each meeting attended. The Chairman of the Board receives an additional annual fee of $120,000. The Chairman of each committee of the Board of Directors is entitled to an additional

$5,000 per annum for acting as such and directors are entitled to $3,000 per annum for each committee on which they serve. All directors are reimbursed for travel and other reasonable expenses incurred in attending Board meetings. In fiscal 2004 aggregate remuneration to directors was $364,833, of which directors elected to receive $170,167 in cash and $194,666 in DSUs (as defined below).

Until fiscal 2004, the directors were also entitled to participate in the Executive Stock Option Plan. The Board has determined that directors will not receive grants of options in the future and has approved a Deferred Share Unit Plan (“DSU”). The purpose of the plan is to promote a greater alignment of interests between the individual director and the shareholders of the Company. The Board has also introduced stock ownership guidelines which require non-executive directors to own stock equivalent to four times the annual directors’ fee. Directors will have a period of five years to meet this guideline. Under the DSU Plan, non-executive directors may elect to receive their remuneration in cash, DSUs or a combination thereof. DSUs have a value equivalent to the value of the Company’s Subordinate Voting Shares at any time. DSUs may only be redeemed for cash and are redeemable only at the time the director ceases to be a director or for a period of time thereafter. Directors will receive, in respect of their DSUs, an amount equivalent to the amount of any dividends paid on the Company’s Subordinate Voting Shares in the form of additional DSUs. Until the stock ownership threshold is reached, directors will be required to receive 50% of their annual retainer in DSUs. On November 2, 2004, the Chairman of the Board was issued 6,600 DSUs with a value of $79,180 and the other non-executive directors were each issued 4,400 DSUs with a value of $52,787 in respect of the 2004 fiscal year.

Executive Compensation

The aggregate amount of compensation paid to our executive officers (including the named executive officers below) by us and our subsidiaries in fiscal 2004 was $4 million. The following summary compensation table details compensation information for the three fiscal years ended August 31, 2004, for the Chief Executive Officer, the Chief Financial Officer and our three other most highly compensated executive officers of CanWest (the “named executive officers”) for services rendered in all capacities to us and our subsidiaries.

Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary(2)	Bonus(3)	Other Annual Compensation (1)		Securities Under Options Granted (2)	All Other Compensation
D.A. Asper Executive Vice President CanWest Global Communications Corp.	2004 2003 2002	$360,000 350,000 350,000	$105,000 72,000 —	$	— — —	12,500 7,500 7,500	— — —

L.J. Asper President & Chief Executive Officer CanWest Global Communications Corp.	2004 2003 2002	650,000 650,000 540,800	73,125 678,906 —		— — —	30,000 60,000 —	— — —

R.C. Camilleri(3) President CanWest MediaWorks	2004 2003 2002	600,000 600,000 100,000	73,800 360,000 —		— — —	20,000 50,000 —	— — —

J.E. Maguire Chief Financial Officer CanWest Global Communications Corp.	2004 2003 2002	275,625 262,500 250,000	59,500 118,125 17,000		— — —	12,500 25,000 —	— — —

T.C. Strike(4) President CanWest MediaWorks International	2004 2003 2002	520,000 500,000 500,000	78,000 316,500 60,000		10,493 12,714 13,278	20,000 40,000 —	— — —

(1)	The value of perquisites and benefits for each named executive officer is less than the lesser of $50,000 and 10% of the total annual base compensation and bonuses. Amounts shown reflect imputed interest benefit on loans pursuant to other indebtedness.

(2)	Option exercise price per share is the market price per share of the Subordinate Voting Shares as at the date the options were granted.
(3)	Mr. Camilleri was appointed to the position of Chief Operating Officer (Operations) on July 1, 2002. He was appointed to his present position on October 4, 2004.
(4)	Mr. Strike was appointed to the position of Chief Operating Officer (Corporate) in September 1999. He was appointed to his present position on October 4, 2004.

Option Grants During the Most Recently Completed Financial Year

We have adopted an Executive Stock Option Plan as part of our Amended and Restated Combined Share Compensation Plan under which our eligible executives are entitled to receive options to acquire Subordinate Voting Shares or Non-Voting Shares of our parent, CanWest, depending upon each executive’s citizenship. The Executive Stock Option Plan is administered by CanWest Global’s Board of Directors, which establishes the option price per share on the date on which any options are granted. In all cases, the option price per share has been the market value of the Subordinate Voting Shares as at the date the option was granted and in no case has the option term exceeded ten years. Options vest over a five or six-year period, are fully exercisable on vesting and expire ten years after issuance, except that under certain specified conditions the options vest and become exercisable immediately. The exercise price represents the market trading price at the date on which the option was granted. The aggregate number of Subordinate Voting Shares and Non-Voting Shares which have been reserved for issue under this plan, together with any Subordinate Voting Shares and Non-Voting Shares reserved for issue under any options for service or other employee stock purchase or option plans established from time to time may not exceed an aggregate of approximately 13.8 million shares and no individual optionee may hold options to purchase an aggregate number of Subordinate Voting Shares and Non-Voting Shares in excess of 5% of the issued and outstanding Subordinate Voting Shares and Non-Voting Shares at the date of the grant of the option.

Options granted to executives since November 2002 are granted according to a formula which is, in part, based upon achievement of specified financial objectives.

Information as to options granted in respect of fiscal 2004 to named executive officers under the Executive Stock Option Plan is shown in the table below:

Name	Subordinate Voting Shares Under Option #	% of Total Options Granted to Employees in respect of fiscal 2004	Exercise Price $/Security	Market Value of Subordinate Voting Shares Underlying Options on the Date of Grant $/Security	Expiration Date
D.A. Asper	12,500	2.4%	12.90	12.90	November 2013
L.J. Asper	30,000	5.7%	12.90	12.90	November 2013
R.C. Camilleri	20,000	3.8%	12.90	12.90	November 2013
J. E. Maguire	12,500	2.4%	12.90	12.90	November 2013
T.C. Strike	20,000	3.8%	12.90	12.90	November 2013

Information as to options exercised during the year and unexercised and outstanding options to purchase Subordinate Voting Shares pursuant to the Executive Stock Option Plan in respect of the named executive officers of the Company is shown in the table below:

Name	Securities Acquired on Exercise #	Aggregate Value Realized $	Unexercised Options at August 31, 2004		Value of Unexercised In-The-Money Options at August 31, 2004
			Exercisable #	Unexercisable #	Exercisable $	Unexercisable $
D.A. Asper	—	—	49,588	12,500	19,125	—
L. J. Asper	—	—	63,416	118,109	—	76,500
R.C. Camilleri	—	—	16,500	73,500	26,730	105,270
J.E. Maguire	—	—	41,356	55,129	—	31,875
T.C. Strike	—	—	30,932	88,526	—	51,000

Executive Pension Benefits

The total amount set aside or accrued by us and our subsidiaries to provide pension, retirement or similar benefits for directors and executive officers in fiscal 2004 was $2.5 million.

Certain of our senior executives are covered under a Retirement Compensation Arrangement (“RCA”). Under the RCA, the benefit accrual is equal to 2.25% of the executive’s final average earnings multiplied by the number of years the executive has been continuously employed by us. Final average earnings are defined as the average of the executive’s salary plus incentive bonus in each of the best three consecutive years out of the last ten years of the executive’s employment with us. Normal retirement is at age 62 and the pension is payable only for the lifetime of the executive. Participants can retire as early as age 50 with 5 years’ service. Pensions payable on early retirement are reduced by 0.5% for each month that retirement occurs prior to age 62. For purposes of the RCA benefits payable to the named executive officers indicated below, the final average earnings are capped at $500,000. Benefits accrued under the RCA are not reduced by any social security or Canada Pension Plan benefits. The table below shows the pension amounts which would be payable at normal retirement based on various levels of compensation and service.

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

The above table is applicable to D.A. Asper, L.J. Asper, R.C. Camilleri, J.E. Maguire and T.C. Strike. Credited service at January 1, 2005 will be as follows:

Mr. D.A. Asper, 13.33 years

Mr. L.J. Asper, 13.83 years;

Mr. R.C. Camilleri, 2.50 years;

Mr. J.E. Maguire, 14.33 years; and

Mr. T.C. Strike, 18.42 years

Executive Employment Agreements

The Company has the following employment agreements with named executive officers:

Leonard J. Asper. We have entered into a management services agreement with CanWest Direction Ltd. (“Direction”) with respect to the services of Leonard Asper. In respect of services provided by Leonard Asper for fiscal 2005 as President and Chief Executive Officer (“CEO”) of CanWest, the agreement provides for a base annual fee of $900,000 and incentive fees up to 200% of base fee based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives. Mr. Asper is entitled to receive an annual grant of 175,000 options, 50% of which was granted on November 4, 2004 and 50% of which is performance-based and dependent upon the financial performance of the Company in fiscal 2005. The agreement requires that Mr. Asper not engage or invest in, own, manage, operate, finance, control or participate in any business that competes with us for a period of 12 months following expiration of his employment with us. Should Direction terminate the agreement within six months following a change in control of CanWest Media, Direction is entitled to receive 24 months basic fees and pro-rated incentive fees for the fiscal year in which the termination occurs.

Richard C. Camilleri. We have entered into an employment agreement with Richard C. Camilleri, as President of CanWest MediaWorks. For fiscal 2005, the agreement provides for a base annual salary of $900,000, a guaranteed annual bonus of $300,000 and incentive compensation up to 150% of combined base salary and guaranteed annual bonus based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all our executives. On November 4, 2004, Mr. Camilleri was granted 30,000 options with immediate vesting. In addition, Mr. Camilleri is entitled to receive an annual grant of 120,000 options, 50% of which was also granted on November 4, 2004 and 50% of which is performance-based and dependent upon the financial performance of the Company in fiscal 2005. In the event of termination without cause, Mr. Camilleri is entitled to severance equal to 24 months of compensation defined as annual base plus guaranteed bonus plus two times the average annual incentive bonus in the two years prior to termination. The agreement provides us with the right to preclude Mr. Camilleri from employment by other companies in the countries in which we have operations, for a period of up to 24 months subsequent to his leaving. Under such circumstances, Mr. Camilleri is entitled to continue to receive salary and health benefits for a period up to 24 months.

Thomas C. Strike. We have entered into an employment agreement with Thomas C. Strike as President of CanWest MediaWorks International. For fiscal 2005, the agreement provides for a base annual salary of $750,000, a guaranteed annual bonus of $150,000 and incentive compensation up to 150% of combined base salary and guaranteed annual bonus based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives. On November 4, 2004, Mr. Strike was granted 30,000 options with immediate vesting. In addition, Mr. Strike is entitled to receive an annual grant of 120,000 options, 50% of which was also granted on November 4, 2004 and 50% of which is performance-based and dependent upon the financial performance of the Company in fiscal 2005. In the event of termination following a change of control of CanWest Media, Mr. Strike is entitled to a payment equivalent to two years base salary and guaranteed annual bonus.

David A. Asper. We have entered into a management services agreement with Direction with respect to the services of David Asper. In respect of services provided by David Asper for fiscal 2005 as Executive Vice President and Chairman of the National Post, the agreement provides for a base annual fee of $570,000 and incentive fees up to 100% of base fee based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives. Mr. Asper is entitled to receive an annual grant of 50,000 options, 50% of which was granted on November 4, 2004 and 50% of which is performance-based and dependent upon the financial performance of the Company in fiscal 2005.

John E. Maguire. We have entered into an employment agreement with John E. Maguire, our Chief Financial Officer. For fiscal 2005, the agreement provides for a base annual salary of $450,000, incentive compensation up to 100% of base salary based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives. Mr. Maguire is entitled to receive an annual grant of 50,000 options, 50% of which was granted on November 4, 2004 and 50% of which is performance-based and dependent upon the financial performance of the Company in fiscal 2005.

BOARD PRACTICES

In the description that follows, the terms “unrelated director” and “outside director” have the meanings given to those terms in the Toronto Stock Exchange Guidelines for Effective Corporate Governance (the “TSX Guidelines”). An “unrelated director” is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to CanWest Media’s best interests, other than interests and relationships arising from shareholding. An “outside director” is a director who is not a member of management. As well, the term “independent director” as used in this statement is used to describe an unrelated director who is free from any interests in or relationships with either us or our significant shareholder or any affiliate of our significant shareholder. In determining the independence of directors, reference was also made to the Corporate Governance Rules adopted by the New York Stock Exchange and approved by the Securities and Exchange Commission on November 4, 2003. For the purposes of this description, the Board has determined that directors who are not independent under the New York Stock Exchange Corporate Listing Standards are considered to be related.

Mandate of the Board

The general mandate of the Board is to supervise the management of our business and affairs, to act with a view to our best interests and to exercise the care, skill and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling its general mandate, the Board is responsible for the following matters:

General Strategic Direction and Significant Initiatives

•	Reviewing and assessing our operations with a view to ensuring that the best performance is achieved;

•	Reviewing and approving our major development activities, including major acquisitions, investments and divestitures outside the ordinary course of business;

•	Adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

•	Approving operating and capital budgets;

•	Reviewing and approving the dividend policy and declaration of dividends; and

•	Reviewing and approving major financing and any offering of our securities.

Risk Management

•	Identifying the principal risks of our business (including financial, accounting and legal risks) and ensuring the implementation of appropriate systems to manage these risks;

•	Reviewing and ensuring the integrity of our internal control and management information systems;

•	Satisfying itself from time to time that our operations are in material compliance with applicable laws and regulations;

•	Reviewing and approving the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for us, taking into account the recommendations of the Audit Committee; and

•	Reviewing and approving the compensation of the external auditor, taking into account recommendations of the Audit Committee.

Human Resources and Compensation (including the Chief Executive Officer)

•	Appointing the Chief Executive Officer (the “CEO”);

•	Reviewing and approving position descriptions for the Chair of the Board and the CEO, and, in the case of the CEO, taking into account the recommendation of the Compensation Committee;

•	Reviewing and evaluating the performance of (i) the Chair of the Board, (ii) each executive officer who reports to the CEO, and (iii) any other employee that the Compensation Committee determines appropriate from time to time, taking into account evaluations provided by the Compensation Committee;

•	Reviewing and approving compensation for (i) the Chair of the Board, (ii) each executive officer who reports to the CEO, and (iii) any other employee that the Compensation Committee determines appropriate from time to time, including base salary, long-term stock options and perquisites, taking into account the recommendations of the Compensation Committee;

•	Reviewing and approving the remuneration of each director, taking into account the recommendations of the Compensation Committee;

•	Reviewing and approving our Amended and Restated Combined Share Compensation Plan and Deferred Share Unit Plan (the “Equity Plans”) and Executive Annual Incentive Plan;

•	Reviewing and approving grants under the Equity Plans, taking into account the recommendations of the Compensation Committee;

•	Reviewing and approving any incentive or equity based compensation to be granted outside the Equity Plans or the Executive Annual Incentive Plan, taking into account recommendations of the Compensation Committee;

•	Reviewing and approving our compensation and benefits programs for our executive officers generally, taking into account recommendations of the Compensation Committee;

•	Succession planning (including appointing, training and monitoring our executive officers);

•	Satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization; and

•	Overseeing and monitoring our pension plans and other retirement arrangements, or, to the extent this function is delegated to the Pension Committee, requesting updates and other relevant information from the Pension Committee from time to time.

Communications and Disclosure

•	Reviewing with management from time to time our procedures for receiving feedback from shareholders, including written and electronic feedback, and satisfying itself that appropriate procedures are in place or recommending changes where desirable; and

•	Reviewing and approving our (i) quarterly and annual financial statements and accompanying management’s discussion and analysis, (ii) annual report, (iii) annual information form, (iv) annual and quarterly press releases, and (v) annual notice of meeting, management proxy circular and proxy form, taking into account the recommendations of the Audit Committee, where applicable.

Corporate Governance

Reviewing and approving a set of corporate governance principles applicable to us, taking into account recommendations of the Governance and Nominating Committee.

•	On a regular basis, regardless of whether a meeting is scheduled, all directors receive information including a report from the CEO, a report on corporate development activities, operations reports, a financial overview and other pertinent information. All executives are available for discussions with the directors concerning any questions or comments which may arise between meetings.

Board Composition

As of January 2005, our Board consists of nine directors. The relatively small size of the Board has enabled it to be extremely flexible with regard to scheduling meetings, including unplanned meetings which are called in order to review new opportunities. The Board is thus able to act quickly and remain well informed at all times.

Nominees for election to the Board are selected having due regard for geographic diversity, considering the primary markets in which we operate and the appropriate expertise and background to contribute and support our strategy and operations.

The Board consists of six unrelated directors and five related directors. The six unrelated directors are: Lloyd I. Barber, Ronald Daniels, David J. Drybrough, Paul V. Godfrey, Frank King and Frank J. McKenna. The remaining five directors are related. Accordingly, the Board is constituted with a majority of individuals who qualify as unrelated directors.

In determining whether the directors were unrelated, the Board examined the factual circumstances of each director and considered them in the context of many factors and concluded that all the individuals in question were independent from management and were free from any interest and any business or other relationship which would or could reasonably be perceived to, materially interfere with their ability to act in our best interests.

Independence from Management

In order to ensure that the Board of Directors can function independently from management, we have separated the roles of Chairman and Chief Executive Officer through the appointment of the Frank McKenna, as Chairman of the Board of Directors and Leonard J. Asper as President and Chief Executive Officer. Further, independent directors chair each of the Board of Directors, Audit Committee, Compensation Committee and Pensions Committee. Each committee, as well as the Board as a whole, meets in-camera without management present. Individual directors may, with the consent of the Chairman of the Governance and Nominating Committee of the Board, engage outside advisors at our expense.

Board Committees

The Board of Directors has four committees. The Chair of the Board of Directors is an ex-officio member of all committees of the Board, subject to the limitations set out in our by-laws.

•     Our Audit Committee is composed entirely of independent directors in compliance with the TSX Guidelines. Under the terms of the Audit Committee charter, the committee is responsible for, among other things, reviewing our financial reporting procedures, internal controls, recommending the appointment of the external auditors as well as reviewing the performance of our external auditors. The committee also establishes the external auditors’ compensation. Since fiscal 2002, the Audit Committee has had in place a policy limiting the scope of the external auditors services to audit and audit related activities, including tax services. Prior approval of any audit related expenses in excess of $50,000 is required. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The committee is also responsible for reviewing the quarterly and the annual financial statements and related news releases as well as Management’s Discussion and Analysis of Financial Results prior to their approval by the Board of Directors. The committee also receives and reviews quarterly, managements’ report on compliance with our policy on full and non-selective disclosure of material information.

The Audit Committee’s members are Lloyd I. Barber, Jalynn H. Bennett, (to January 2005), David J. Drybrough, Frank McKenna, and Ronald Daniels (effective January 2005). Jalynn H. Bennett was Chair of the Audit Committee until January 2005. David Drybrough became Chair of the Audit Committee effective January 2005. All of the members of the Audit Committee are financially literate and the Committee has determined that Dr. Barber, Ms. Bennett and Mr. Drybrough qualify as financial experts.

•     Our Human Resources Committee is composed entirely of unrelated directors and makes recommendations to the Board on, among other things, executive compensation, including the compensation of the Chief Executive Officer, and reviews other aspects of executive compensation, such as our share compensation plans. The committee also ensures that we comply with corporate and securities legislation with respect to executive compensation disclosure in the annual information circular. The committee’s members are Frank J. McKenna, Lloyd I. Barber, Jalynn H. Bennett, (to January 2005), Ronald Daniels, Frank King (effective January 2005) and Paul Godfrey (effective January 2005). Frank J. McKenna was Chair of the Compensation Committee to January 2005 at which time Ronald Daniels became the Chair.

•     Our Pensions Committee is composed of four directors. The committee is responsible for overseeing matters relating to the investment policies and performance of our pension funds. The members of the committee are Lloyd I. Barber, David A. Asper, David Drybrough (effective January 2005). Jalynn H. Bennett (to January 2005), and. Paul V. Godfrey (to January 2005). Lloyd I. Barber is Chair of the Pensions Committee.

•     Our Governance and Nominating Committee is responsible for making recommendations to the Board of Directors related to corporate governance principles and the role of the Board and committees of the Board, ensuring that our corporate governance practices comply with regulatory requirements and that disclosures are made as required, and proposing candidates for election to the Board of Directors. To January 2005, all members of the Board were members of this committee. Effective January 2005, the members of this committee are Paul Godfrey, Frank King, and Frank McKenna. Frank McKenna is the Chair of the Governance and Nominating Committee.

EMPLOYEES

As at August 31, 2004 our Canadian television operations employed approximately 2,100 people on a full-time equivalent basis. Approximately 62% of our Canadian broadcasting employees are employed under a total of 15 collective agreements. Two of these agreements are in negotiation or conciliation. In 2005, an additional one agreement will expire and in 2006 an additional six will expire. Thirteen of our bargaining units are with the Communications, Energy and Paperworkers Union of Canada. During 2001, this union applied to consolidate these 13 bargaining units (representing approximately 950 employees) into a single bargaining unit. The Canadian Labour Board has not yet released its decision with respect to that application. On December 3, 2004, the Canadian Industrial Relations Board (CIRB) issued a determination that various Global Television stations operate as a common employer of broadcast employees represented by the broadcast union. This decision will result in the amalgamation of bargaining units. The Board has not yet made a determination with respect to bargaining unit structures.

As at August 31, 2004 we had approximately 5,700 full-time and full-time equivalent employees of our publishing and online assets. Approximately 50% of these employees are employed under a total of 45 collective agreements. 11 of these collective agreements have expired and are in negotiation, an additional 10 will expire in 2005 and a further 11 will expire in 2006. In general, our collective agreements cover operations at individual publications or business locations, rather than multiple locations.

Canadian newspaper operations experienced one work stoppage in fiscal 2003. Collective bargaining in Victoria at The Times Colonist commenced in April 2002 to renew agreements that expired December 31, 2001. Four unions representing 300 employees went on strike from September 2, 2002 until a new contract was agreed upon on November 4, 2002. The term of the new collective agreement runs to December 31, 2004.

In Australia, Network TEN and Eye Corp. employed approximately 1,200 full-time employees at August 31, 2004. Approximately 30% are represented by labor unions.

In New Zealand, as at August 31, 2004, TVWorks had 315 employees and RadioWorks had approximately 600 employees. In the Republic of Ireland, TV3 had 178 employees. None of our employees in New Zealand or the Republic of Ireland are represented by trade unions.

We employ approximately 53 people at our corporate and international offices. Our business services center employs 167 people, and our customer contact center employs 157 people.

For the years ended August 31, 2003 and August 31, 2002, we had 10,052 and 10,795 full-time employees respectively.

Collective bargaining agreements to which we are subject vary as to the number of employees covered and content. We believe we have satisfactory relationships with unionized and non-unionized employees.

SHARE OWNERSHIP

We are a wholly-owned subsidiary of CanWest Global Communications Corp, the voting power of which is controlled by trusts for the benefit of members of the family of the late Israel Asper, including David A. Asper, Gail S. Asper, and Leonard J. Asper, who are senior officers and directors of the Company and Mrs. Ruth M. Asper.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

We are a wholly-owned subsidiary of CanWest. All of CanWest’s multiple voting shares and 3,462,894 of its subordinate voting shares are held by CanWest Communications Corporation (“CanWest Communications”), the shares of which are indirectly owned and controlled by Mrs. Ruth Asper and trusts for the benefit of members of the family of the late Israel Asper, including David A. Asper, Gail S. Asper, and Leonard J. Asper, who are senior officers and directors of CanWest Media. CanWest Communications, certain of its affiliates, the trusts, Mrs. Ruth M. Asper and the three children have entered into a voting agreement which requires the CanWest multiple voting shares held by CanWest Communications to be voted as Mrs. Ruth M. Asper and the three children jointly determine.

The voting agreement also requires the multiple voting shares held by CanWest Communications be voted in favor of nominees to the CanWest Board of Directors who are nominated by David Asper, Gail Asper and Leonard Asper, and who, together, will be sufficient to constitute at least a majority of the CanWest board, but as close to a simple majority as possible. For this purpose, each of David Asper, Gail Asper and Leonard Asper are entitled to nominate an equal number of the nominees making up that majority. Such nominees will be provided to the Governance and Nominating Committee of the Board, which has overall responsibility for recommending nominees to the Board.

RELATED PARTY TRANSACTIONS

We have entered into various transactions with management and other related parties including the following, which we believe are on substantially comparable terms as those which we could have obtained with unrelated parties on an arm’s length basis:

•	We paid CanWest and affiliate companies $2.3 million in operating lease payments during the year ended August 31, 2003 and $3.1 million in the year ended August 31, 2004 and expect to make similar payments in the future.

•	As of August 31, 2004, we had outstanding advances due from CanWest of $79.9 million.

•	As of August 31, 2004, we have loans outstanding to Fireworks Entertainment Inc. in the principal amount of $413.8 million as well as a non interest bearing loan to CanWest Entertainment Inc. in the amount of $60.6 million. The proceeds of such loans were used for the acquisition of Fireworks Entertainment Inc., production of content and related operating expenses, as well as a $110.0 million loan used to acquire a film and program library. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, CanWest has commenced a process to sell Fireworks Entertainment Inc. and its subsidiaries. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, we have established a provision of $419 million against these loans.

•	We acquired broadcast rights for various television programs from Fireworks in the amount of $6.6 million during the year ended August 31, 2003 and $4.9 million in the year ended August 31, 2004.

•	As of August 31, 2004 we had senior subordinated notes held by CanWest Communications, the parent company of CanWest, totaling $55.0 million (US$41.9 million). This debt, issued in May 2001, matures May 15, 2011 and bears interest at 10.625%. Interest expense related to this debt totaled $6.4 million during the year ended August 31, 2003 and $6.3 million in the nine months ended August 31, 2004.

In addition, CanWest has approved stock based compensation programs, the purpose of which are to provide our employees and certain of our directors and the directors of our subsidiaries with the opportunity to participate in the growth and development of CanWest through the granting of options on CanWest shares and share purchase loans. Under our employee stock option plan, certain of our employees are issued stock options for shares of CanWest, our ultimate parent. In accordance with our accounting policies for stock based compensation, as a result of the granting of stock options we record compensation expense and an amount payable to CanWest equivalent to the fair value of the options granted. For fiscal 2004, our stock compensation expense was $1.0 million (2003 – nil), the amount payable to CanWest is included in the balances listed above.

In connection with the acquisition of our Canadian publishing assets, in November 2000, CanWest entered into a management services agreement with Ravelston, under which Ravelston provides advisory, consultative, procurement and administrative services to our Canadian publishing operations and to The National Post Company. The agreement provides for annual payments of $6.0 million. Either party upon six months notice may terminate the agreement. In the event of termination by CanWest, a fee of $45 million is payable. In the event of termination by Ravelston or in the event that Ravelston is unable to perform the services in accordance with the agreement, a fee in the amount of $22.5 million is payable.

Indebtedness of Directors and Senior Officers Under Securities Purchase Programs.

With the exception of certain senior executives, our employees are eligible to participate in the CanWest Employee Share Purchase Plan or Management Share Purchase Plan, each of which are part of CanWest’s Amended and Restated Combined Share Compensation Plan. Participants may acquire, annually, subordinate voting shares or non-voting shares of CanWest, depending upon the participant’s citizenship, with a purchase price equal to the market price per share of the relevant shares up to a maximum amount of 5% of their annual base compensation in the case of other participants in the CanWest Employee Share Purchase Plan; and 10% of their annual base compensation in the case of participants in the CanWest Management Share Purchase Plan. All participants are eligible to receive interest-free share purchase loans from CanWest. Such loans are repayable in full by December 31 of the year in which the loans were made.

The following table summarizes the aggregate amount outstanding to CanWest and its subsidiaries for indebtedness of present and former directors, officers and employees, as of August 31, 2004.

AGGREGATE INDEBTEDNESS ($)

Purpose	To the Company or its Subsidiaries	To Another Entity
Share purchases	$89,000	NIL
Other(1)	483,893	NIL

(1)	These loans, which are secured by mortgages, were outstanding prior to the enactment of the Sarbanes Oxley Act of 2002.

The following table summarizes the aggregate amount of indebtedness of directors and executive officers outstanding as of August 31, 2004 under securities purchase and other programs.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER

(1) SECURITIES PURCHASE AND (2) OTHER PROGRAMS

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During Year Ending August 31, 2004	Amount Outstanding as at February 28, 2005	Financially Assisted Securities Purchases During Year Ending August 31, 2004	Security for Indebtedness	Amount Forgiven During Year Ending August 31, 2004
Securities Purchase Programs:
N/A	N/A	$—	$—	—	—	$—
Other Programs(1)
T.C. Strike	Lender	384,765	350,000	—	mortgage	—
R.M Leipsic	Lender	99,393	59,018	—	mortgage	—

(1)	This loan was outstanding prior to the enactment of the Sarbanes Oxley Act of 2002.

Other Indebtedness to CanWest

The aggregate amount outstanding to CanWest and its subsidiaries for indebtedness of present and former directors, officers and employees, borrowed not in connection with the purchase of securities of CanWest Media as of August 31, 2004, was approximately $483,893. This amount includes loans to Mr. Strike, Mr. Leipsic and Mr. Hoover in connection with the purchase of their residences with principal amounts outstanding of $350,000, $73,893 and $60,000 respectively. The highest principal amount outstanding under these loans since September 1, 2003 was $384,765, $99,393 and $80,000, respectively. These loans (which were extended prior to July 2002) are interest-free and secured by mortgages on the respective residences of the individuals concerned. Repayments of amounts outstanding under each of these loans are required in annual amounts equal to 50% of the individual’s net bonus after taxes for Mr. Leipsic.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the Consolidated Financial Statements for CanWest Media Inc. and The Ten Group Pty. Limited set forth in Part III, Item 18 hereof and filed as part of this annual report.

LEGAL PROCEEDINGS

CBL Litigation

On March 5, 2001, certain plaintiffs who owned a 29.3% interest in CBL filed a statement of claim against CanWest, us, certain subsidiaries, and Israel Asper. The plaintiffs claim, among other things, that the defendants have acted in a manner that is oppressive and unfairly prejudicial to the plaintiffs; have improperly favored the interests of the defendants over the interests of CBL and the plaintiffs (including the diversion of corporate opportunities); owe fiduciary duties to the plaintiffs; and have wrongly terminated certain contracts with the plaintiffs and replaced them with non-arm’s length contracts.

At the time of the commencement of the action, we owned 70.67% of CBL and the plaintiffs owned the minority interest. CBL owned the Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and CFSK). On May 1, 2001, CBL amalgamated with one of our indirect wholly-owned subsidiaries to continue as CBL Amalco. Under the terms of the amalgamation agreement, we received all of the shares of CBL Amalco and the minority shareholders of CBL received special preference shares of CanWest. CanWest redeemed the special preference shares for $57.7 million on December 18, 2002.

By way of an application initiated by the defendants, the Ontario Superior Court in November, 2001 stayed the Ontario Action on the basis that the Ontario courts have no jurisdiction to try the claim and alternatively, that Manitoba was the convenient forum for trial of the action. The Ontario Court of Appeal subsequently upheld the Ontario decision by a decision issued in February 2003. In January 2004, The Supreme Court of Canada refused the plaintiffs leave to appeal the Ontario Court of Appeal’s decision. By a statement of claim dated April 5, 2004, issued in the Manitoba Court of Queen’s Bench, the plaintiffs commenced a suit against the defendants noted above as well as Leonard Asper, claiming in substance the same matters as in the Ontario Action and as well that the amalgamation was oppressive to the interests of the plaintiff. They are seeking, among other things, damages of $405 million (including aggravated and punitive damages). While the defendants intend to do so, they have yet to file a statement of defense.

SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, no significant changes have occurred since the date of the Company’s Financial Statements.

DIVIDEND POLICY

We do not currently pay dividends. Any future determination to pay dividends will be made by the Board of Directors from time to time with regard to our capital requirements.

ITEM 9. THE OFFER AND LISTING

MARKETS

Our securities are not traded on any stock exchange or other regulated market. Our parent, CanWest Global Communications Corp. is a public company whose shares are listed on The Toronto Stock Exchange and The New York Stock Exchange.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a summary of certain provisions of our Articles of Amalgamation and By-Laws. This summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Amalgamation and By-Laws.

Our Board of Directors shall consist of a majority of resident Canadians (Section 4.2 of the By-laws). If a director is materially interested in a contract or proposed contract with us, or is a director or officer of or has a material interest in any person who is a party to a contract or proposed contract with us, such director must disclose to us in writing the nature and extent of such director’s interest and refrain from voting with respect thereto (Section 4.19 of the By-laws). Directors need not hold our shares in order to qualify as directors on the Board of Directors (Section 4.2 of the By-laws).

Holders of our common shares are entitled to receive notice of and attend all meetings of our shareholders and to vote thereat, except meetings at which only holders of a specified class or series of shares are entitled to vote. Each holder of common shares is entitled to one vote for each share held (Common Shares — Section 1 of Schedule I to the Articles of Amalgamation). Holders of common shares are entitled to receive any dividend declared subject to the rights, privileges, restrictions and conditions attaching to any other class of our shares (Common Shares — Section 2 of Schedule I to the Articles of Amalgamation).

Holders of our Preference shares shall, with respect to the payment of dividends and any distribution or assets or return of capital, rank on a parity with the preference shares of every other series and be entitled to preference over the common shares and any other shares ranking junior to the preference shares (Preference Shares — Section 3 of Schedule I to the Articles of Amalgamation).

Annual meetings of shareholders are to be held on such day as determined by the Board, or the chairman of the Board or president and approved by the Board (Section 8.1 of the By-laws). The Board may call a special meeting at any time (Section 8.2 of the By-laws). Shareholders shall receive notice of any meeting not less than 21 days nor more than 50 days before the meeting (Section 8.5 of the By-laws). Shareholders of record as of the record date, if set, or as of one day prior to the day notice of the meeting is given, shall be entitled to attend and vote at a shareholders meeting (Section 8.9 of the By-laws).

MATERIAL CONTRACTS

Except as otherwise disclosed in this annual report and our financial statements and notes included elsewhere in this annual report, we have no other material contracts.

EXCHANGE CONTROLS

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian company to non-resident investors.

DOCUMENTS ON DISPLAY

We are subject to the information requirements of Section 15(d) under the Securities Exchange Act of 1934, as amended, and accordingly files reports and other information with the SEC. We are also required to file such reports with the SEC under the terms of certain of our debt agreements. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549. You may also obtain copies of these materials by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. For further information on the public reference rooms, please call the SEC at 1-800-SEC-0330.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are interest rate and foreign exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to long-term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivatives for trading purposes.

We have fully hedged the currency exposure on our U.S. dollar denominated debt with the exception of senior and senior subordinated notes in the amount of US$42 million, and have fixed the interest rate of 100% of our floating rate debt by entering into a combination of cross currency swaps and interest rate swaps.

As of August 31, 2004, we have entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 8.28%) and receive floating rates of interest (at an average rate of 4.16%) on a notional amount of $528 million. We have entered into pay fixed receive floating cross currency swap contracts at an average rate of 8.63% on a notional amount of $1,062 million and receive floating rates of 4.0% on a notional amount of US$686 million. We have also entered into pay floating receive fixed cross currency swap contracts at an average floating rate of 6.62% on a notional amount of $954 million and an average fixed rate of 9.7% on a notional amount of US$625 million.

Based on the current swap contracts outstanding and the current level of variable rate debt, we estimate that a 1% increase in floating interest rates will increase annual interest expense by $9.5 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of August 31, 2004, our outstanding swap contracts were in a net unrealized loss position of $432 million.

Unrealized gains related to foreign exchange on U.S. dollar denominated debt amounted to $244 million as at August 31, 2004.

As of August 31, 2004, assuming all other variables are held constant, a 10 basis point parallel upward shift in the Canadian and U.S. fixed yield would result in a $0.4 million improvement in the mark to market value of all swaps. A $0.001 change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $1.6 million change in the mark to market value of the cross currency swaps.

In November 2004, we entered into swaps related to our new $908 million (US$761 million) notes to pay floating rates of approximately 7% (at November 18, 2004) on C$908 million and receive 8% fixed on a notional amount of US$761 million.

Adjusted to include the new debt and related swaps, a 1% increase in floating rates would increase our annual interest expense by $18.6 million. Further, assuming all other variables are constant a 10 basis point increase in the Canadian/US fixed yield would result in a $5 million deterioration in the fair value of our swaps. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

We are also exposed to foreign exchange and interest rate risk as a result of debt and related swaps issued by CanWest MediaWorks (NZ), TV3 Ireland and TEN Group. As at August 31, 2004, our share of TV3 Ireland debt was $21.9 million (€13.7 million). €10 million of this debt was swapped to a fixed rate (at an average rate of 3.23%) and the remainder of the debt bears interest at a floating rate. As at August 31, 2004, CanWest MediaWorks (NZ) had $173.1 million (NZ $200.0 million) of debt. NZ $50.0 million of this debt was swapped to a fixed rate (at an average rate of 6.17% until 2006), and the remainder of the debt bears interest at a floating rate. Based on current swap contracts outstanding, the current level of variable rate debt and consistent foreign exchange rates, we estimated that a 1% increase in floating interest rates will increase annual interest expense by $1.3 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

As at August 31, 2004, TEN Group had long term debt of $362.0 million (A $387.0 million). TEN Group has entered into pay floating receive fixed cross currency swap contracts at an average floating rate of 6.4% on a notional amount of A$210.1 million and receive fixed rates on a notional amount of US$125 million. TEN Group has also entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 5.7%) on a notional amount of A$250.0 million. Based on current swap contracts outstanding, the current level of variable rate debt and consistent foreign exchange rates, we estimated that a 1% increase in floating interest rates will reduce our interest in TEN Group’s earnings by approximately $1.3 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

In addition to foreign exchange rate risk on foreign currency denominated debt, we are also exposed to some currency risk as a result of having investments and carrying on business in currencies other than the Canadian dollar. All of our foreign operations are self-sustaining, and therefore foreign exchange gains and losses are deferred as a separate component of shareholders’ equity. We translate the earnings of equity accounted subsidiaries and affiliates at the average rate of translation of the relevant period. We recognize deferred translation gains and losses as appropriate upon dispositions and/or distributions from such operations. Our primary currency exposures are to variations in the Australian and New Zealand currencies relative to the Canadian dollar as a result of our investment in Network TEN and our New Zealand television and radio operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULT, DIVIDEND ARRERAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer conducted an examination of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that, as of the end of the period covered by this annual report, the design and operation of our disclosure controls and procedures were effective in ensuring that information required to be disclosed is accumulated and communicated to allow timely decisions regarding required disclosure, and that information required to be disclosed is recorded, processed, summarized and reported as and when required.

There were no changes in our internal control over financial reporting during the fiscal year 2004 that materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Audit Committee are financially literate and our Board has determined that Dr. Barber, Ms. Bennett and Mr. Drybrough qualify as audit committee financial experts.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics which applies to our Chief Executive Officer and senior financial officers. The code of ethics is posted on our website at www.canwestglobal.com. If we make substantive amendments to the Code of Ethics or grant any waiver, we will disclose the nature of such amendment or waiver on our website within five days of such amendment or waiver.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The audit committee establishes the external auditors’ compensation. For the years ended August 31, 2004 and August 31, 2003, the Audit Committee approved fees to PricewaterhouseCoopers LLP and its affiliates as follows:

	For the years ended August 31,
	2003	2004
	(in thousands of Canadian dollars)
Audit fees	$1,950	$3,655
Audit-related fees(1)	1,936	280
Tax fees(2)	25	427

	$3,317	$4,362

(1)	Audit related fees include fees for employee benefit plan audits, special audits in connection with the sale of certain operations, and consultations concerning financial accounting and reporting standards.
(2)	Tax services relate to the review of foreign affiliate surplus calculations, consultations with respect to indirect taxation matters and consultation with respect to tax structuring for acquisitions, divestitures, and financing arrangements, including assistance to internal and external legal counsel.

Our Audit Committee pre-approved all audit and non-audit services provided to us or our consolidated subsidiaries. Our Audit Committee has adopted a pre-approval policy pursuant to which specific categories of services have been pre-approved. Engagements pursuant to the pre-approval policy require specific pre-approval as soon as they appear likely to exceed $50,000 in fees. The chair of the Audit Committee is authorized to pre-approve services on behalf of the Audit Committee provided that the chair reports such approvals to the committee. The audit committee receives quarterly reports from PricewaterhouseCoopers LLP on the nature and fee levels of all services.

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to the financial statements beginning on page F-1.

ITEM 19. EXHIBITS

Exhibit No.	Exhibit
1.1	Articles of Amalgamation of CanWest Media Inc.

1.2	By-laws of CanWest Media Inc. (1)

4.1	Credit Agreement, dated as of November 7, 2000, Among CanWest Media Inc., as borrower, CanWest Global Communications Corp., as guarantor, the financial institutions identified on the signature pages thereto, as lenders, Canadian Imperial Bank of Commerce, as co-lead arranger, joint bookrunner and syndication agent, The Bank of Nova Scotia, as co-lead arranger, joint bookrunner and administrative agent, and Bank of America Canada, as arranger and documentation agent.(1)

4.2	Amending Agreement to the Senior Secured Credit Facilities, dated as of September 5, 2001, among CanWest Media Inc., as borrower, CanWest Global Communications Corp., as guarantor, the Financial institutions identified on the signature pages thereto, as lenders, Canadian Imperial Bank of Commerce, as co-lead arranger, joint bookrunner and syndication agent, The Bank of Nova Scotia, as co-lead arranger, joint bookrunner and administration agent, and Bank of America Canada, as arranger and documentation agent. (3)

4.3	Amending Agreement No. 2 to the Senior Secured Credit Facilities, dated as of July 15, 2002, among CanWest Media Inc., as borrower, CanWest Global Communications Corp., as guarantor, the financial institutions identified on the signature pages thereto, as lenders, The Bank of Nova Scotia, as co-lead arranger, joint bookrunner and administrative agent, Canadian Imperial Bank of Commerce, as co-lead arranger, joint bookrunner and syndication agent, and Bank of America, N.A., as arranger and documentation agent. (3)

4.4	Amending Agreement No. 3 to the Senior Secured Credit Facilities, dated as of March 27, 2003, among CanWest Media Inc., as borrower, CanWest Global Communications Corp., as guarantor, the financial institutions identified on the signature pages thereto, as lenders, Canadian Imperial Bank of Commerce, The Bank of Nova Scotia and Bank of America Canada. (6)

4.5	Amending Agreement No. 4 to the Senior Secured Credit Facilities dated as of August 29, 2003, among CanWest Media Inc., CanWest Global Communications Corp., the financial institutions identified on the signature pages thereto, as lenders, Canadian Imperial Bank of Commerce, The Bank of Nova Scotia and Bank of America Canada. (6)

4.6	Amending Agreement No. 5 to the Senior Secured Credit Facilities, dated as of June 17, 2004, among CanWest Media Inc., as borrower, CanWest Global Communications Corp., as guarantor, the financial institutions identified on the signature pages thereto, as lenders, Canadian Imperial Bank of Commerce, The Bank of Nova Scotia and Bank of America Canada.

4.7	Amending Agreement No. 6 to the Senior Secured Credit Facilities dated as of October 26, 2004, among CanWest Media Inc., CanWest Global Communications Corp., the financial institutions identified on the signature pages thereto, as lenders, Canadian Imperial Bank of Commerce, The Bank of Nova Scotia and Bank of America Canada.

4.8	Collateral Covenant Agreement, dated as of November 16, 2000, among each of the parties listed in Schedule “A” thereto, as guarantors, and The Bank of Nova Scotia, as administrative agent.(1)

Exhibit No.	Exhibit
4.9	Form of Guarantee among each of the entities listed in Exhibit 10.1 hereto, as guarantors, The Bank of Nova Scotia, as administrative agent and the persons listed as lenders in the Credit Agreement dated November 7, 2000 (included in Exhibit 10.19).(1)

4.10	Form of Securities Pledge Agreement between each of the entities listed in Exhibit 10.2 hereto and The Bank of Nova Scotia, as administrative agent.(1)

4.11	Form of Security Agreement between each of the Entities listed in Exhibit 10.3 hereto and The Bank of Nova Scotia, as administrative agent.(1)

4.12	Form of Note Pledge Agreement between each of the entities listed in Exhibit 10.4 hereto and The Bank of Nova Scotia, as administrative agent.(1)

4.13	Share Pledge Agreement, dated November 13, 2000, between CGS International Holdings (Netherlands) B.V. and The Bank of Nova Scotia. (1)

4.14	Form of Deed of Mortgaged Shares between each of the entities listed in Exhibit 10.5 hereto and The Bank of Nova Scotia.(1)

4.15	Form of Charge between each of the entities listed in Exhibit 10.6 hereto and The Bank of Nova Scotia.(1)

4.16	Form of Pledge Agreement by each of the entities listed in Exhibit 10.7 hereto in favor of The Bank of Nova Scotia.(1)

4.17	Pension and Employee Benefit Plans Agreement, dated as of November 15, 2000, among Hollinger International Inc., Southam Inc. (n/k/a XSTM Holdings (2000) Inc.), Hollinger Canadian Newspapers, Limited Partnership, HCN Publications Company, Hollinger Canadian Operating Company ULC and CanWest Global Communications Corporation.(1)

4.18	Management Services Agreement, dated as of November 15, 2000, among The Ravelston Corporation Limited, CanWest Global Communications Corporation and The National Post Company.(1)

4.19	Trust Indenture, dated as of November 15, 2000, between CanWest Media Inc. and CanWest Global Communications Corporation.(1)

4.20	Form of Exchange Agent Agreement between CanWest Media Inc. and The Bank of New York, as exchange agent.(1)

4.21	Indenture, dated as of May 17, 2001, relating to 10 5/8% Senior Subordinated Notes due 2011, among CanWest Media Inc., the Guarantors named therein and The Bank of New York, as Trustee.(1)

4.22	Guarantee, dated as of May 17, 2001, executed by the Guarantors identified therein.(1)

4.23	Supplemental Indenture to the Indenture dated May 17, 2001 relating to 10 5/8% Senior Subordinated Notes due 2011, dated as of August 6, 2002, between CanWest Media Inc. and The Bank of New York. (3)

4.24	Second Supplemental Indenture to the Indenture dated May 17, 2001 relating to 10 5/8% Senior Subordinated Notes due 2011, dated as of February 27, 2003, among CanWest Media Inc., each of the guarantors identified therein and The Bank of New York. (4)

Exhibit No.	Exhibit
4.25	Third Supplemental Indenture to the Indenture dated May 17, 2001 relating to 10 5/8% Senior Subordinated Notes due 2011, dated as of April 23, 2003, among CanWest Media Inc., each of the guarantors identified therein and The Bank of New York. (4)

4.26	Fourth Supplemental Indenture to the Indenture dated May 17, 2001 relating to 10 5/8% Senior Subordinated Notes due 2011, dated as of September 22, 2003, among CanWest Media Inc., each of the New Guarantors and The Bank of New York. (5)

4.27	Fifth Supplemental Indenture to the Indenture dated May 17, 2001 relating to 10 5/8% Senior Subordinated Notes due 2011, dated as of February 25, 2004, among CanWest Media Inc., each of the New Guarantors and The Bank of New York. (6)

4.28	Sixth Supplemental Indenture to the Indenture dated May 17, 2001 relating to 10 5/8% Senior Subordinated Notes due 2011, dated as of August 12, 2004, among CanWest Media Inc., each of the New Guarantors and The Bank of New York.

4.29	Seventh Supplemental Indenture to the Indenture dated May 17, 2001 relating to 10 5/8% Senior Subordinated Notes due 2011, dated as of November 18, 2004, among CanWest Media Inc., each of the Guarantors named therein and The Bank of New York.

4.30	Share Purchase Agreement, dated January 24, 2003, among Global Communications Limited, CanWest Global Communications Corp., and Osprey Media Holdings Inc. (3)

4.31	Non-Competition, Non-Solicitation, and Confidentiality Agreement, dated as of February 14, 2003, between CanWest Global Communications Corp. and Global Communications Limited, and Osprey Media Holdings Inc. (3)

4.32	Form of Amended and Restated Advertising Representation Agreement, dated February 14, 2003, between each of the entities listed in Exhibit 10.8 and CanWest Media Sales Limited. (3)

4.33	Form of Amended and Restated CanWest News Services Agreement, dated February 14, 2003, between each of the entities listed in Exhibit 10.9 and CanWest Publications Inc. (3)

4.34	Pension and Employee Benefit Plans Agreement, dated as of February 14, 2003, among Global Communications Limited, CanWest Global Communications Corp., and Osprey Media Holdings Inc. (3)

4.35	Transitional Services Agreement, dated February 14, 2003, between CanWest Publications Inc. and Osprey Media Holdings Inc. (3)

4.36	Form of Amended and Restated CanWest Editorial Services Agreement, dated February 14, 2003, between each of the entities listed in Exhibit 10.10 and CanWest Publications Inc. (3)

4.37	Form of Amended and Restated Electronic Distribution Agreement, dated February 14, 2003, between each of the entities listed in Exhibit 10.11 and Infomart Limited. (3)

4.38	Purchase Agreement, dated as of March 31, 2003, among CanWest Media Inc., the Guarantors identified therein, Salomon Smith Barney Inc., CIBC World Markets Corp., Scotia Capital (USA)

Exhibit No.	Exhibit
Inc., BMO Nesbitt Burns Corp., RBC Dominion Securities Corporation, Banc of America Securities LLC and TD Securities (USA) Inc. (4)

4.39	Registration Rights Agreement, dated as of April 3, 2003, among CanWest Media Inc., the Guarantors named therein, Salomon Smith Barney Inc., CIBC World Markets Corp., Scotia Capital (USA) Inc., BMO Nesbitt Burns Corp., RBC Dominion Securities Corporation, Banc of America Securities LLC and TD Securities (USA) Inc. (4)

4.40	Guarantee, dated as of April 3, 2003, executed by the Guarantors identified therein (4)

4.41	Indenture, dated as of April 3, 2003, relating to 7 5/8% Senior Notes due 2013, among CanWest Media Inc., the Guarantors named therein and The Bank of New York, as Trustee.

4.42	First Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013, dated as of September 22, 2003, among CanWest Media Inc., each of the New Guarantors and The Bank of New York. (5)

4.43	Second Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013, dated as of February 25, 2004, among CanWest Media Inc., each of the New Guarantors and The Bank of New York. (6)

4.44	Third Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013, dated as of August 12, 2004, among CanWest Media Inc., each of the New Guarantors and The Bank of New York.

4.45	Fourth Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013 dated as of November 18, 2004, among CanWest Media Inc., each of the Guarantors named therein and The Bank of New York.

4.46	TVWorks Shares Sale and Purchase Agreement, dated June 24, 2004, between CanWest International Communications Inc. and CW Media Limited

4.47	TVWorks Convertible Notes and TVWorks Shareholder Loan Sale and Purchase Agreement, dated June 24, 2004, between Global Communications Limited and CW Media Limited

4.48	RadioWorks Convertible Notes Option Agreement, dated June 24, 2004, between 1103400 Alberta Ltd. and CanWest MediaWorks (NZ) Limited

4.49	RadioWorks Shares Option Agreement, dated June 24, 2004, between CanWest International Communications Inc. and CanWest MediaWorks (NZ) Limited

4.50	Escrow Agreement, dated July 28, 2004, between Ken West Holdings, CanWest MediaWorks (NZ) Limited, Goldman Sachs JBWere (NZ) Limited and New Zealand Exchange Limited

4.51	Purchase Agreement, dated June 30, 2004, between UBS Limited and CanWest International Communications Inc. relating to the sale of Ordinary Shares of Ulster Television PLC

4.52	Purchase Agreement, dated November 10, 2004, among 3815668 Canada Inc., the Guarantors identified therein and Citigroup Global Markets Inc.

4.53	Dealer Manager Agreement dated as of October 7, 2004 among Citigroup Global Markets Inc., 3815668 Canada Inc. and CanWest (U.S.) Inc.

4.54	Registration Rights Agreement, dated as of November 18, 2004, among 3815668 Canada Inc. (immediately prior to its amalgamation with CanWest Media Inc.), the Guarantors named therein, and Citigroup Global Markets Inc.

Exhibit No.	Exhibit
4.55	Registration Rights Agreement, dated as of November 18, 2004, among 3815668 Canada Inc. (immediately prior to its amalgamation with CanWest Media Inc.), the Guarantors named therein, and Citigroup Global Markets Inc.

4.56	Guarantee, dated as of November 18, 2004, executed by the Guarantors identified therein

4.57	First Supplemental Indenture to the Indenture dated November 15, 2000 between 3815668 Canada Inc. and The Bank of Nova Scotia Trust Company of New York

4.58	Indenture, dated as of November 18, 2004, among 3815668 Canada Inc. (immediately prior to its amalgamation with CanWest Media Inc.), the Guarantors named therein and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012

4.59	First Supplemental Indenture to the Indenture dated November 18, 2004, dated as of November 18, 2004, among 3815668 Canada Inc. (immediately prior to its amalgamation with CanWest Media Inc.), the Guarantors named therein and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012

4.60	Facilitation Agreement, dated as of October 7, 2004 among Hollinger International Inc., Hollinger Canadian Newspapers, Limited Partnership and 3815668 Canada Inc.

4.61	Letter Agreement dated July 7, 2003, between CanWest International Communications Inc. and OZ Management, LLC regarding the divestiture of common shares of SBS Broadcasting S.A.

4.62	Management Services and Consulting Agreement, dated September 1, 2001, between CanWest Media Inc., CanWest Direction Ltd. and CanWest Global Communications Corp.

4.63	Employment Agreement, dated August 9, 2004, between CanWest Global Communications Corp. and Richard C. Camilleri

4.64	Employment Agreement, dated August 30, 2004, between CanWest Global Communications Corp. and John Maguire

4.65	Amended and Restated Retirement Compensation Arrangement Plan, dated April 21, 2004, approved on behalf of CanWest Global Communications Corp.

4.66	Retirement Compensation Arrangement Trust Agreement, dated as of February 7, 2002, between CanWest Global Communications Corp. and Royal Trust Corporation of Canada (3)

7	Statement Regarding Computation of Ratios

8	See Item 4C. Organizational Structure in Part I of this Annual Report.

10.1	List of entities party to the form of agreement in Exhibit 4.9. (1)

10.2	List of entities party to the form of agreement in Exhibit 4.10. (1)

10.3	List of entities party to the form of agreement in Exhibit 4.11. (1)

10.4	List of entities party to the form of agreement in Exhibit 4.12. (1)

10.5	List of entities party to the form of agreement in Exhibit 4.14. (1)

10.6	List of entities party to the form of agreement in Exhibit 4.15.(1)

10.7	List of entities party to the form of agreement in Exhibit 4.16.(1)

10.8	List of entities party to the form of agreement in Exhibit 4.31. (3)

10.9	List of entities party to the form of agreement in Exhibit 4.32. (3)

Exhibit No.	Exhibit
10.10	List of entities party to the form of agreement in Exhibit 4.36. (3)

10.11	List of entities party to the form of agreement in Exhibit 4.37. (3)

12.1	Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

12.2	Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

13	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent of Independent Accountants

23.2	Consent of Independent Accountants

(1)	Previously filed as an Exhibit to the Registration Statement on Form F-4 of the Company filed on September 4, 2001, SEC File Number 333-00000 and incorporated by reference herein.
(2)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 28, 2002, SEC File Number 333-13878 and incorporated by reference herein.
(3)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 28, 2003, SEC File Number 333-13878 and incorporated by reference herein.
(4)	Previously filed as an Exhibit to the Registration Statement on Form F-4 of the Company filed on June 18, 2003, SEC File Number 333-10625 and incorporated by reference herein.
(5)	Previously filed as an Exhibit to the Registration Statement on Form F-3 of the Company filed on September 25, 2003, SEC File Number 333-109123 and incorporated by reference herein.
(6)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 26, 2004, SEC File Number 333-13878 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANWEST MEDIA INC.

By:	/s/ John E. Maguire
John E. Maguire
Chief Financial Officer

Date: February 28, 2005

INDEX TO FINANCIAL STATEMENTS

CANWEST MEDIA INC.

PricewaterhouseCoopers LLP
Chartered Accountants
One Lombard Place, Suite 2300
Winnipeg, Manitoba
Canada R3B 0X6
November 10, 2004, except for note 22 which is as of November 18, 2004,	Telephone +1 (204) 926 2400
and notes 1 and 23 which are as of February 23, 2005	Facsimile +1 (204) 944 1020

Auditors’ Report

To the Directors of

CanWest Media Inc.

We have audited the consolidated balance sheets of CanWest Media Inc. as at August 31, 2004 and August 31, 2003 and the related consolidated statements of earnings, retained earnings and cash flows for each of the three years in the period ended August 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and August 31, 2003 and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2004 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Winnipeg, Canada

November 10, 2004, except for note 22 which is as of November 18, 2004,

and notes 1 and 23 which are as of February 23, 2005

Comments by Auditors on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 1 and correction of errors as described in notes 1, 7 and 23 to the consolidated financial statements. Our report to the directors dated November 10, 2004, except for note 22 which is as of November 18, 2004, and notes 1 and 23 which are as of February 23, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles or corrections of errors in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Winnipeg, Canada

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CANWEST MEDIA INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

FOR THE YEARS ENDED AUGUST 31

(In thousands of Canadian dollars)

	2004	2003 Revised (note 1(c))	2002 Revised (note 1(c))

Revenue	2,113,034	2,139,532	2,170,271
Operating expenses	1,124,543	1,115,849	1,158,869
Selling, general and administrative expenses	539,458	531,479	540,352
Restructuring expenses (note 10)	2,445	12,989	—

	446,588	479,215	471,050
Amortization of intangibles (note 8)	17,500	17,500	17,500
Amortization of property, plant and equipment	70,589	70,100	73,430
Other amortization	5,035	7,087	6,670

Operating income	353,464	384,528	373,450
Interest expense	(212,760)	(244,159)	(243,902)
Interest income	9,635	—	—
Amortization of deferred financing costs	(7,864)	(8,247)	(9,942)
Interest rate and foreign currency swap losses (note 9)	(110,860)	(23,015)	(1,631)
Foreign exchange gains (note 9)	45,106	3,928	469
Loan impairment (note 17)	(418,746)	—	—
Investment gains and losses, net of write-down (note 14)	115,309	9,240	33,843
Dividend income	3,738	3,532	3,241

	(222,978)	125,807	155,528
Provision for income taxes (note 13)	27,734	39,130	47,610

Earnings (loss) before the following	(250,712)	86,677	107,918
Minority interest	(478)	—	4,330
Interest in earnings (loss) of TEN Group (note 3)	99,889	101,339	(11,815)
Interest in loss of other equity accounted affiliates	(625)	(1,332)	(1,523)
Realized currency translation adjustments (note 12)	(7,023)	922	(1,000)

Net earnings (loss) for the year	(158,949)	187,606	97,910

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.

CONSOLIDATED BALANCE SHEETS

AS AT AUGUST 31

(In thousands of Canadian dollars)

	2004	2003 Revised (note 7)

ASSETS
Current Assets
Cash	77,263	115,450
Accounts receivable	361,085	370,132
Distributions receivable from TEN Group	36,567	20,909
Inventory	13,449	14,509
Investment in film and television programs (note 5)	71,601	82,912
Future income taxes (note 13)	6,166	20,223
Other assets	18,853	10,483

	584,984	634,618
Investment in TEN Group (note 3)	39,929	55,546
Other investments (note 4)	12,024	109,280
Investment in film and television programs (note 5)	33,467	30,960
Due from parent and affiliated companies (note 17)	135,648	515,025
Property, plant and equipment (note 6)	618,042	624,820
Other assets (note 16)	86,114	74,867
Intangible assets (note 8)	928,787	939,162
Goodwill (note 7)	2,373,442	2,366,776

	4,812,437	5,351,054

LIABILITIES
Current Liabilities
Accounts payable	62,363	107,503
Accrued liabilities (note 10)	196,582	194,845
Income taxes payable	10,344	29,652
Film and television program accounts payable	27,966	30,507
Deferred revenue	31,959	30,067
Future income taxes (note 13)	6,072	6,072
Current portion of long term debt (note 9)	31,712	63,078

	366,998	461,724
Long term debt and related foreign currency swap liability (note 9)	1,959,475	2,384,146
Interest rate and foreign currency swap liability (note 9)	120,341	24,646
Other accrued liabilities (note 16)	77,583	78,601
Future income taxes (note 13)	152,420	174,383
Minority interest	16,142	—

	2,692,959	3,123,500

Commitments, contingencies and guarantees (note 20)

SHAREHOLDER’S EQUITY
Equity instruments (note 11)	1,279,114	1,191,004
Contributed surplus	132,953	132,953
Retained earnings	715,583	931,090
Cumulative foreign currency translation adjustments (note 12)	(8,172)	(27,493)

	2,119,478	2,227,554

	4,812,437	5,351,054

The notes constitute an integral part of the consolidated financial statements.

Signed on behalf of the Board

Director	Director

CANWEST MEDIA INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED AUGUST 31

(In thousands of Canadian dollars)

	2004	2003	2002
Retained earnings – beginning of year, as previously reported	931,090	803,493	808,000
Adjustment for adoption of new accounting pronouncement	—	—	(45,269)

Retained earnings – beginning of year, as adjusted	931,090	803,493	762,731
Net earnings (loss) for the year	(158,949)	187,606	97,910
Interest on junior subordinated floating rate debentures net of tax of $31,552 (2003 - $31,622, 2002 - $36,538)	(56,558)	(60,009)	(57,148)

Retained earnings – end of year	715,583	931,090	803,493

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31

(In thousands of Canadian dollars)

	2004	2003	2002
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the year	(158,949)	187,606	97,910
Items not affecting cash
Amortization	100,988	102,934	107,542
Future income taxes	14,772	(9,190)	11,210
Interest in (earnings) loss of TEN Group	(99,889)	(101,339)	11,815
Realized currency translation adjustments	7,023	(922)	1,000
Loan impairment	418,746	—	—
Interest rate and foreign currency swap losses net of settlements	98,056	23,015	1,631
Investment gains and losses, net of write-down	(115,309)	(9,240)	(33,843)
Amortization of film and television programs	5,656	—	—
Pension expense	6,276	7,609	6,445
Minority interest	478	—	(4,330)
Other	158	1,332	1,523
Distributions from TEN Group	104,855	33,378	60,984
Investment in film and television programs	(12,234)	(3,680)	—

	370,627	231,503	261,887
Changes in non-cash operating accounts (note 15)	(55,753)	46,580	(75,164)

Cash flows from operating activities	314,874	278,083	186,723

INVESTING ACTIVITIES
Other investments	—	(4,311)	(5,187)
Investment in broadcast licences	(5,813)	(2,325)	—
Proceeds from sales of other investments	143,832	44,113	87,000
Proceeds from divestitures	83,316	193,500	390,059
Proceeds from sale of property, plant and equipment	7,426	1,492	—
Purchase of property, plant and equipment	(53,160)	(38,140)	(52,272)
Advances to parent and affiliated companies	(40,333)	(48,568)	(45,275)

	135,268	145,761	374,325

FINANCING ACTIVITIES
Issuance of long term debt	167,500	294,700	—
Repayment of long term debt	(630,261)	(651,603)	(493,703)
Swap recouponing payments	(27,957)	(3,000)	—
Issuance of share capital	—	1,731	—
Net change in bank loans and advances	—	—	(28,999)

	(490,718)	(358,172)	(522,702)

Foreign exchange gain on cash denominated in foreign currencies	2,389	—	—

Net change in cash	(38,187)	65,672	38,346
Cash – beginning of year	115,450	49,778	11,432

Cash – end of year	77,263	115,450	49,778

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2004, 2003 AND 2002

(In thousands of Canadian dollars except as otherwise noted)

1.	SIGNIFICANT ACCOUNTING POLICIES

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising, and internet websites in Canada, Australia, New Zealand, and Ireland. The Company’s operating segments include television and radio broadcasting, publishing and online operations and outdoor advertising. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Prime, various other conventional and specialty channels and the Cool FM and The Beat radio stations. The Australian Television segment includes the Company’s 56.6% economic interest in the TEN Group Pty Limited (“TEN Group”), which owns and operates Australia’s TEN Television Network (“Network TEN”). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers, and the National Post as well as operation of the canada.com web portal and other web based operations The New Zealand Television Broadcast segment includes CanWest MediaWorks NZ Limited’s 3 and C4 Television Networks. The New Zealand Radio Broadcast segment includes CanWest MediaWorks NZ Limited’s, RadioWorks operation, which is comprised of five nationally-networked radio brands and 27 local radio stations. The Irish Television Broadcasting segment includes the Company’s 45% interest in the Republic of Ireland’s TV3 Television Network. The Australian Outdoor advertising segment includes the Company’s economic interest in EyeCorp, an outdoor advertising operation which is wholly owned by TEN Group. The Corporate and Other segment includes various investments in media operations including a 29.9% interest in Northern Ireland’s Ulster Television plc (“UTV”) (sold in June 2004).

The Company’s broadcast customer base is comprised primarily of large advertising agencies which place advertisements with the Company on behalf of their customers. Publishing and Online revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 23.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, and the Company’s pro rata 45% share of the assets, liabilities, and results of operations of TV3 Ireland and its pro rata 50% share of the assets, liabilities and results of operations of Mystery (effective June 1, 2004).

Investments

The Company accounts for its investment in Network TEN and mentv using the equity method. Other investments are recorded at cost. A provision for loss in value of investments is made when a decline in fair value is considered other than temporary.

Investment in film and television program rights

(a) Broadcast rights

The Company has entered into various agreements for the rights to broadcast certain feature films and television programs. The Company records a liability for broadcast rights and the corresponding asset when the programs are available for telecast. Broadcast rights are charged to operations as programs are telecast over the anticipated period of use. A loss is recognized when the carrying amount exceeds net realizable value.

(b) Film and television program rights

Investment in film and television programs represents the unamortized costs of film and television programs that have been produced by the Company, or for which the Company has acquired distribution rights. Included in investment in film and television programs are film and television programs in progress and in development. Film and television programs in progress represent the accumulated costs of productions that have not yet been completed by the Company.

Amortization of investment in completed films and television programs and accrual of participation costs are calculated using the individual film forecast computation method, based on the ratio that current period revenue earned from the film and television programs bears to management’s estimate of ultimate revenue expected to be recognized from the exploitation of the film or television program.

Estimates of ultimate future revenue are prepared on a title-by-title basis and reviewed periodically based on current market conditions. For episodic television series, until revenue estimates include revenues from secondary markets, capitalized costs for each episode are limited to the amount of revenue contracted for each episode. Ultimate revenue estimates include secondary market revenue only when the Company can demonstrate through its experience or industry norms, that the number of episodes already produced, plus those for which a firm commitment exists and the Company expects to deliver, can be licenced successfully in the secondary market. Ultimate revenue estimates include revenues for up to ten years for film and television programs produced by the Company.

The valuation of film and television programs, is reviewed on a title-by-title basis. When an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost, the fair value is determined using management’s estimate of discounted future cash flows. A write-down is recorded equivalent to the amount by which the unamortized costs exceeds the estimated fair value of the film or television program.

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

Intangible assets

Broadcast licences, newspaper mastheads, circulation and other intangible assets are recorded at their cost which, for business acquisitions, represents the fair value at the date of the acquisition.

Circulation and other finite life intangibles are amortized over periods from 5 to 40 years. Finite life intangibles are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Intangibles with indefinite lives are not subject to amortization and are tested for impairment annually or when indicated by events or changes in circumstances. Impairment of an intangible asset is recognized in an amount equal to the difference between the carrying value and the fair value of the related intangible asset.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Goodwill is tested for impairment annually or when indicated by events or changes in circumstances by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying value to measure any impairment loss.

Revenue recognition

Revenue derived from broadcasting activities consists primarily of the sale of airtime which is recognized at the time commercials are broadcast. Circulation and advertising revenue from publishing activities is recognized when the newspaper is delivered. Subscription revenue is recognized on a straight-line basis over the term of the subscription.

Revenue from the sale or licencing of film and television programs is recognized when all of the following conditions are met: persuasive evidence of a sale or licencing arrangement exists, the film is complete, the contractual delivery arrangements have been satisfied, the licence period has begun, the fee is fixed or determinable and collection of the fee is reasonably assured.

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

Income taxes on undistributed earnings of Network TEN and CanWest MediaWorks NZ Limited are provided at rates applicable to distributions. Income taxes on undistributed earnings of foreign operations, other than Network TEN and CanWest MediaWorks NZ Limited, are not provided as such earnings are expected to be indefinitely reinvested.

Inventory

Inventory, consisting primarily of printing materials, is valued at the lower of cost and net realizable values.

Pension plans and post retirement benefits

The Company maintains a number of defined benefit and defined contribution pension and other post retirement benefit plans. For the defined benefit plans, the cost of pension and other retirement benefits earned by employees is determined using the projected benefit method pro rated on service and management’s estimate of expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, and other costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight line basis over the average remaining service period of employees active at the date of the amendment. For each plan, the excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees. The transitional obligation is being amortized on a straight line basis over the average remaining service life of the employees expected to receive benefits under the plan as of September 1, 2000. Gains or losses arising from the settlement of a pension plan are only recognized once responsibility for the pension obligation has been relieved. The average remaining service period of employees covered by the pension plans is 15 years (2003 – 15 years). The average remaining service period of the employees covered by the post retirement benefit plans is 15 years (2003 – 15 years). The Company also maintains post retirement defined benefit plans for certain of its employees, the cost of which is expensed as benefits are earned by the employees. For the defined contribution plans, the pension expense is the Company’s contribution to the plan.

Cash and cash equivalents

For the purpose of the statements of cash flows, cash includes cash and short-term investments with maturities at the date of purchase of up to three months.

Share-based compensation

The Company has share-based compensation plans under which options of its parent company, CanWest, are issued to certain employees. These options are granted by CanWest with exercise prices equal to the market value of the underlying stock on the date of grant. CanWest adopted the fair value method of accounting recommended by the CICA in Section 3870, “Stock-based compensation and other stock-based payments”, prospectively for share-based compensation awards granted after September 1, 2003. Accordingly, in the period, the Company expensed $1.0 million related to stock options granted by CanWest to the employees of the Company.

The total fair value of 523,000 stock options granted by the Company in the year ended August 31, 2004 with an exercise price of $12.85 per option was $4.0 million, a weighted average fair value per option of $7.58. During 2003, 394,500 stock options were granted with a total fair value of $1.5 million, and a weighted average fair value per option of $3.81.

The following are proforma results reflecting the fair value based method of accounting for share-based compensation for options issued prior to September 1, 2003.

The proforma cost of share compensation expense if the Company had adopted the fair value method retroactively for the year ended August 31, 2004 would be $1.6 million (2003 –$1.6 million. 2002 - $2.3 million). A value of $2.8 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net loss for the year ended August 31, 2004 would be $161.5 million. In 2003, proforma net earnings would be $186.0 million (2002–$95.6 million).

The Company’s proforma disclosure does not apply to awards prior to 1996.

Derivative financial instruments

Derivative financial instruments are used to reduce foreign currency and interest rate risk on the Company’s debt. The Company does not enter into financial instruments for trading or speculative purposes. The Company’s policy is to designate each derivative financial instrument as a hedge of a specifically identified debt instrument at the time the Company enters into the derivative financial instrument.

Interest rate swap agreements are used as part of the Company’s program to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and related overall cost of borrowing. The interest differential to be paid or received under interest rate swap agreements is recognized as an adjustment to interest expense.

Foreign currency interest rate swap agreements are used to manage exchange and interest rate exposures related to debt instruments denominated in foreign currencies. Translation gains and losses on the principal swapped are offset by corresponding translation losses and gains on the related debt in earnings. The Company translates its foreign currency denominated debt, that is hedged by foreign currency interest rate swaps, at the spot rate and records the offsetting effect, related to its foreign currency interest rate swaps, at the rate implicit in the swap agreements.

Gains and losses on terminations of interest rate and foreign currency interest rate swap agreements are deferred and amortized as an adjustment to interest expense related to the underlying debt over the remaining term of the original contract life of the terminated swap agreement.

In the event of early extinguishment of the debt obligations, the Company may continue to hold the related derivative financial instruments. The realized or unrealized gain or loss from these swaps is recognized in earnings, and the swaps are recorded on the balance sheet at fair value. Subsequent changes in the fair value of overhanging swaps are recognized in earnings.

Changes in Accounting Policies

(a) Hedging relationships

The Company adopted CICA Accounting Guideline 13, “Hedging Relationships”, (AcG 13) effective September 1, 2003. In accordance with the new policy, the Company’s hedging relationships are documented and subject to effectiveness tests on a quarterly basis for reasonable assurance that they are and will continue to be effective. Any derivative that does not qualify for hedge accounting is reported on a mark to market basis in earnings. The adoption of this guideline had no impact on the financial statements.

(b) Stock options

The Company adopted the fair value method of accounting recommended by the CICA in Section 3870, “Stock-based Compensation and Other Stock Based Payments”, prospectively for stock-based compensation awards granted after September 1, 2003. The impact of this policy is described above.

(c) Reporting circulation revenue on a gross basis

During the year ended August 31, 2004 the Company retroactively adopted the provisions of the Emerging Issues Committee of the CICA, EIC – 123, “Reporting Revenue Gross as a Principal versus Net as an Agent” which was effective September 1, 2002. Under this provision circulation revenues are reported on a gross basis. Previously the Company reported circulation revenue net of certain of its distribution contract costs. As a result of the adoption the Company has retroactively revised its results. The impact of the revision was to increase sales and operating expenses by $46.0 million for the year ended August 31, 2004 (2003 - $44.2 million, 2002 - $49.9 million). There was no impact on net earnings.

Proposed accounting policies

The Accounting Standards Board of the Institute of Chartered Accountants of Canada issued AcG-15, Consolidation of Variable Interest Entities, which must be applied by the Company no later than the quarter ended February 28, 2005. The Company has determined that it is the primary beneficiary of TEN Group, a variable interest entity. Accordingly, the Company will consolidate the results of TEN Group effective September 1, 2004. The Company currently uses the equity method to account for its interest in TEN Group. Consolidation of TEN Group will have a significant impact on the Company’s revenues, expenses, assets and liabilities. There will be no impact on shareholders’ equity. Summarized results of TEN Group are included in note 3. The Company will adopt this standard retroactively with restatement of prior periods. The consolidation of Network TEN would have had the following impact on the Company’s consolidated balance sheets as at August 31, 2004: current assets increase $232.7 million, investment in Network TEN decrease $39.9 million, property plant and equipment increase $76.6 million, other non current assets increase $20.4 million, intangible assets increase $253.4 million, goodwill increases $91.8 million, current liabilities increase $185.7 million, long term debt increases $360.5 million, other liabilities increase $27.5 million and minority interest increases $61.3 million. There is no impact on shareholder’s equity.

The Accounting Standards Board of the Institute of Chartered Accountants of Canada had concurrently issued CICA 3855, Financial Instruments - Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which must be applied by the Company for fiscal years beginning on or after October 1, 2006. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impacts of the adoption of such standards.

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

83,615

(b) On November 16, 2000, the Company acquired substantially all of the Canadian newspaper and other Canadian media assets including a 50% interest in the National Post (“CanWest Publications”) of Hollinger International Inc. and certain of its affiliates (“Hollinger”) for consideration of approximately $3.1 billion, including certain costs related to the acquisition.

The purchase price is subject to adjustment based on the working capital of CanWest Publications at August 31, 2000 and the results of its operations from September 1, 2000 to November 16, 2000. As a result of the inability to resolve disagreements with Hollinger of amounts owing, the Company has referred a claim of $76.8 million to arbitration. When finalized, the working capital adjustment payable or refundable will increase or decrease the amount of goodwill recorded on the acquisition.

Divestitures

(a) In July 2004, through a series of transactions, the Company transferred its net assets in its New Zealand media operations to CanWest MediaWorks (NZ) Limited for 70% of the ordinary shares of CanWest Mediaworks (NZ) Limited and repayment of inter-company debt. Concurrent with the transfer of the net assets, CanWest MediaWorks (NZ) Limited completed a Initial Public Offering for 30% of its ordinary shares for NZ$100 million, net of costs of NZ$4 million (net proceeds of $83.3 million). In addition, CanWest MediaWorks (NZ) Limited issued a term bank loan of NZ$200,000. For these consolidated financial statements, the transfer of the net assets to CanWest MediaWorks (NZ) Limited has been accounted for at their carrying values. As a result of the reduction in the Company’s interest in the New Zealand media operations, the Company recorded a gain of $65.5 million.

(b) In February 2003, the Company sold its interest in community newspapers and related assets in Southern Ontario for cash proceeds of $193.5 million. The gain on this sale was $21.3 million; assets and liabilities disposed of amounted to $179.6 million and $7.4 million, respectively.

(c) In August 2002, the Company sold its interest in community newspapers and related assets in Atlantic Canada and Saskatchewan for cash proceeds of $257.0 million. The accounting gain on this sale was $48.2 million; assets and liabilities disposed of amounted to $228.7 million and $19.9 million, respectively.

(d) In October 2001, the Company completed the sale of CKVU Sub Inc., and received cash proceeds of $133.0 million. The accounting gain on the sale was $67.7 million; assets and liabilities disposed of amounted to $84.1 million and $18.8 million, respectively.

(e) In September 2001, the Company completed the sale of CF Television Inc., and received cash proceeds of $87.0 million. No gain or loss arose from this transaction; assets and liabilities disposed of amounted to $87.0 million and nil, respectively.

3.	INVESTMENT IN NETWORK TEN

The Company owns approximately 14.5% of the issued ordinary shares and all of the convertible debentures and subordinated debentures of TEN Group, an Australian television broadcasting network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of the ordinary shares. The convertible debentures have an aggregate partially paid-up principal amount of A$45,500 and pay a market linked rate of interest. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 49.2% of the issued and outstanding shares of TEN Group at the time of conversion. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 56.6% of all distributions paid by TEN Group.

As a result of its contractual right to representation on TEN’s board of directors and other factors, the Company accounts for its interest in TEN Group on the equity basis. The Company has appointed three of the thirteen members of the Board of Directors of TEN Group.

During the year ended August 31, 2004 TEN Group issued 7.4 million (2003 – 7.1 million) shares, to TEN Network Holdings Limited for proceeds of A$14.7 million (2003 – A$14.4 million) as a result of the exercise of management stock options. This effectively diluted the Company’s economic interest in TEN Group to 56.6% at August 31, 2004 from 57.1% at August 31, 2003 (2003 – to 57.1% from 57.5%) and resulted in an investment gain of $1.9 million (2003 - $1.9 million). Based on the number of issued stock options the maximum dilution of the Company’s interest in Network TEN is 56.4%

The following selected consolidated financial information of TEN Group has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

Summary	Consolidated Balance Sheets

	2004	2003
Assets
Current assets	269,293	241,822
Other assets	11,210	37,367
Property, plant and equipment	76,591	79,288
Long-term investments	14,804	11,421
Intangibles	253,358	244,418
Goodwill	91,806	88,752

	717,062	703,068

Liabilities and Shareholders’ Equity
Current liabilities	222,270	188,633
Long-term debt	360,460	349,326
Other long-term liabilities	33,089	48,721
Subordinated debentures issued to the Company	40,171	40,171
Share capital	68,076	53,150
Undistributed earnings (deficit)	(7,335)	22,577
Cumulative foreign currency translation adjustment	331	490

	717,062	703,068

SummaryConsolidated Statements of Earnings
	2004	2003	2002
Revenue	798,364	650,952	555,653
Operating expenses	527,852	459,842	411,904
Write-down of program inventory	—	18,082	—

Operating profit before amortization	270,512	173,028	143,749
Amortization of property, plant, equipment and other	18,570	16,329	15,130

	251,942	156,699	128,619

Investment income losses on write down of investments and capitalized costs	—	—	(17,221)
Financing expenses	(121,209)	(102,124)	(28,270)
Interest in earnings of equity accounted affiliates	3,356	—	—
Goodwill impairment loss(1)	—	—	(56,114)

	134,089	54,575	27,014
Provision for (recovery of) income taxes(2)	47,639	(55,969)	59,511

Earnings (loss) before the following	86,450	110,544	(32,497)
Minority interests	20	48	4,737

Net earnings (loss) for the year	86,470	110,592	(27,760)

Net earnings (loss) for the year	86,470	110,592	(27,760)
Interest in respect of subordinated debentures held by the Company	93,338	78,056	5,370

Earnings (loss) for the year before interest in respect of subordinated debentures(3)	179,808	188,648	(22,390)

Summary Statements of Undistributed Earnings

	2004	2003	2002
Undistributed earnings (deficit) – beginning of year as previously reported	22,577	(65,291)	164,192
Adjustment for adoption of new accounting pronouncements (1)	—	—	(83,109)

Undistributed earnings (deficit) – beginning of year as adjusted	22,577	(65,291)	81,083
Earnings (loss) for the year before interest in respect of subordinated debentures(3)	179,808	188,648	(22,390)
Distributions paid and payable	(209,720)	(100,780)	(123,984)

Undistributed earnings (deficit) – end of period	(7,335)	22,577	(65,291)

(1)	On December 18, 2000, Network TEN acquired 60% of Eye Corp. for A$189.9 million. Under Australian generally accepted accounting principles (“GAAP”), on February 28, 2002 the Eye Corp. goodwill was written down by A$137.5 million to A$113.8 million. In August, 2002, Network TEN determined that there was a further impairment of Eye Corp. goodwill which resulted in an additional write down of A$40.9 million. Under Canadian GAAP, in accordance with the Company’s adoption of CICA Handbook Section 3062, the Eye Corp. goodwill impairment was recorded as a charge of $83.1 million to retained earnings as of September 1, 2001 with a further goodwill impairment loss of $56.1 million recorded as a charge to net earnings for year ended August 31, 2002. Under Canadian GAAP, the fair value of Eye Corp. was determined on a discounted cash flow basis. The decline in fair value was attributable to weaknesses in the out-of-home advertising market and to certain operational issues.
(2)	During 2003, TEN Group and its wholly controlled Australian entities implemented a new income tax consolidation regime provided for under enacted changes to Australian tax law. In addition, the new regime allowed for the uplift in the tax value of certain assets; as a result a non-recurring income tax recovery of $63.9 million was recorded related to the reduction of future tax liabilities. In conjunction with the application of the new regime, the Company determined that previous tax balances at the acquisition date were not appropriately reflected and accordingly, the balance sheet was revised to reflect additional goodwill and intangible assets of approximately $47.3 million and equivalent additional future income tax liabilities.

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

(3)	The Company’s economic interest in TEN Group’s earnings for the year ended August 31, 2004 was $99.9 million (2003 – $101.3 million, 2002 – ($11.8 million), comprised of its 14.5% interest in net earnings and its interest in the subordinated debentures.

The Company estimates that the market value of the Company’s investment in TEN Group, based on quoted market rates for Ten Network Holdings Limited at August 31, 2004, was approximately $1,648 million (2003 - $1,091 million).

4.	OTHER INVESTMENTS

	2004		2003
	Cost	Market Value(1)	Cost	Market Value(1)
Investments in publicly traded securities – at cost
Ulster Television plc	—	—	92,006	108,841

Investments in private companies – at cost	10,454		10,981

Investments – on an equity basis	1,570		6,293

	12,024		109,280

During 2003, the Company sold its investment in SBS Broadcasting S.A. for proceeds of $44.1 million resulting in an investment loss of $11.0 million.

In June 2004, the Company sold its investment in Ulster Television for proceeds of $143.8 million resulting in a gain of $51.7 million.

(1)	Market value for publicly traded securities is based on quoted market prices.

5.	INVESTMENT IN FILM AND TELEVISION PROGRAMS

	2004		2003
	Current	Long term	Current	Long term
Broadcast rights (1)	71,601	23,210	82,912	27,281
Non - theatrical films and television programs:
Released (1)	—	4,482	—	3,679
Programs in progress	—	5,775	—	—

	71,601	33,467	82,912	30,960

(1)	Net of accumulated amortization.

The Company expects that 40% of the unamortized cost of released film and television programs will be amortized during the year ended August 31, 2005. The Company expects that 87% of the unamortized cost of released film and television programs will be amortized during the three year period ended August 31, 2007. The Company expects that $0.5 million of participation liabilities will be paid during the year ended August 31, 2005.

6.	PROPERTY, PLANT AND EQUIPMENT

	2004
	Cost	Accumulated amortization	Net
Land	60,425	—	60,425
Buildings	190,484	32,883	157,601
Machinery and equipment	685,230	301,760	383,470
Leasehold and land improvements	33,283	16,737	16,546

	969,422	351,380	618,042

	2003
	Cost	Accumulated amortization	Net
Land	58,703	—	58,703
Buildings	172,355	29,633	142,722
Machinery and equipment	662,448	255,619	406,829
Leasehold and land improvements	29,707	13,141	16,566

	923,213	298,393	624,820

Property, plant and equipment located in Canada was $578.8 million (2003 - $587.5 million) and in foreign jurisdictions was $39.2 million (2003 - $37.3 million).

7.	GOODWILL

Operating segment	2003 revised		Additions	Divestitures	Other		2004
Television - Canada	510,876		—	—	—		510,876
Television - New Zealand	43,672	(4)	—	—	1,196	(2)	44,868
Television - Ireland	4,280	(4)	—	—	—		4,280
Radio - New Zealand	100,353	(4)	—	—	5,470	(2)	105,823
Publishing and Online - Canada	1,707,595	(4)	—	—	—		1,707,595

Total	2,366,776		—	—	6,666		2,373,442

Operating segment	2002 revised		Additions	Divestitures		Other		2003 revised
Television - Canada	515,437		—	—		(4,561	)(1)	510,876
Television - New Zealand	42,346	(4)	—	—		1,326	(2)	43,672	(4)
Television – Ireland	4,280	(4)	—	—		—		4,280	(4)
Radio - New Zealand	94,617	(4)	—	—		5,736	(2)	100,353	(4)
Publishing and Online - Canada	1,856,075	(4)	—	(147,673	)(3)	(807	)(1)	1,707,595	(4)

Total	2,512,755		—	(147,673)		1,694		2,366,776

(1)	Decrease in goodwill was primarily related to the adjustment in WIC and CanWest Publications purchase equations to reflect the reversal of certain unutilized restructuring provisions (note 10).
(2)	Increase in goodwill was related to increase in currency translation rates.
(3)	In February 2003, the Company sold its interest in community newspapers and related assets in Southern Ontario resulting in a reduction of the goodwill related to that operating unit of $147.7 million.
(4)	During the year, the Company restated its balances for goodwill, intangibles, future income tax liabilities and other liabilities for prior years to reflect the following:

(i) The original allocation of purchase price discrepancies related to Television - New Zealand, Television - Ireland, Radio - New Zealand, and Publishing and Online - Canada overlooked certain information available at the time. In addition, upon adoption of CICA 3062, “Goodwill and Other Intangibles”, the Company changed the useful life of certain intangibles to indefinite life; however, the future income tax liabilities related thereto were not adjusted. These matters affected the following balances as of August 31, 2003: goodwill reduced by $72.3 million (2002 - $77.0 million), broadcast licences reduced by $132.8 million (2002 - $122.8 million), other assets increased by $1.4 million (2002 - $1.4 million), accrued liabilities increased by $3.1 million (2002 - $3.1 million), income taxes payable increased by $12.7 million (2002 - $12.7 million), and future income tax liabilities reduced by $219.5 million (2002 - $214.2 million).

(ii) On the divestiture of certain publishing assets from the Publishing and Online - Canada segment in 2002 and 2003, entries to record the disposals were allocated to goodwill as opposed to circulation, mastheads, and goodwill. As of August 2003, goodwill has been increased by $14.4 million (2002 - $10.7 million), circulation and other has been decreased by $2.3 million (2002 - $1.6 million), newspaper mastheads have been decreased by $19.6 million (2002 - $14.7 million), and future income tax liabilities have been decreased by $7.5 million (2002 - $5.6 million). These changes did not have an impact on previously reported income.

8.	INTANGIBLE ASSETS

	2004
	Cost	Accumulated Amortization	Net
Finite life:
Circulation and other	137,466	61,732	75,734

Indefinite life:
Broadcast licences			514,167
Newspaper mastheads			338,886

			853,053

Total intangible assets			928,787

	2003
	Cost revised(1)	Accumulated Amortization revised(1)	Net revised(1)

Finite life:
Circulation and other	137,466	44,232	93,234

Indefinite life:
Broadcast licences			507,042
Newspaper mastheads			338,886

			845,928

Total intangible assets			939,162

Amortization of intangible assets of $17.5 million was recorded in 2004, 2003 and 2002.

(1)	Balances at August 31, 2003 have been revised to reflect the adjustments described in note 7(4).

9.	LONG TERM DEBT

	Interest Rate (1)	2004	Interest Rate (1)	2003
Senior Secured Credit facility (2)	8.6%	665,011	9.7%	1,311,139
Senior unsecured notes (3)	6.3%	263,340	7.2%	277,020
Senior subordinated notes (4)	7.3%	608,373	8.2%	638,899
Term and demand loan €13,678 (2003 - €17,201)(5)	3.4%	21,943	2.7%	26,177
Term bank loan NZ$200,000 (2003 – nil)(6)	6.2%	173,120		—
Other		15,423		—

		1,747,210		2,253,235
Effect of foreign currency swaps		243,977		193,989

Long term debt		1,991,187		2,447,224
Less portion due within one year		(31,712)		(63,078)

Long term portion		1,959,475		2,384,146

(1)	The weighted average interest rate gives effect to interest rate swaps.
(2)	Credit facilities provide for revolving and term loans in the maximum amounts of $413.1 million and $665.0 million, respectively. At August 31, 2004 the Company had drawn on availabilities under its term facilities, including U.S. dollar loans of US$488.6 million, Canadian dollar loans of $21.8 million, and had nil drawn under revolving facilities. The revolving credit facility matures in November 2006. The amount of credit available under the $665.0 million term facilities decreases periodically based on scheduled repayments until maturity in August 2009. This credit facility is collateralized by substantially all the assets of the Company. The Canadian dollar debt bears interest at CDOR plus a margin and the US dollar debt bears interest at LIBOR plus a margin. During 2004, the Company refinanced these term loans resulting in the extension of maturity dates and reduction of interest rates. In August 2004, the Company repaid US$153.6 million under this credit facility which resulted in a foreign exchange gain of $35.6 million, which has been included in foreign exchange gains on the income statement.

The provisions of this credit facility require that, for fiscal years in which the credit rating for the credit facility is below a prescribed level, the Company make a prepayment of the credit facility equal to 50% of its free cash flow, as defined under the facility, for such fiscal year. The Company was required to make a prepayment of $41.5 million in January 2004 in respect of fiscal 2003. There are no prepayment requirements in respect of fiscal 2004 under this provision as a result of voluntary repayments made during the year.

The Company has entered into an interest rate swap in the notional amount of $250 million to fix the interest payments on this revolving facility and subsequent revolving facilities until November 2009, resulting in an effective interest rate of 6.7% plus a margin. As a result of debt repayments a notional amount of $250 million was overhanging as at August 31, 2004 (2003 – nil) and its fair value was recognized in earnings. The Company has entered into an interest rate swap to fix the interest payments on its Canadian dollar term loans, until maturity, with a notional value of $278.3 million (2003 - $338.8 million) resulting in an effective interest rate of 6.3% plus a margin. As a result of debt repayments a notional amount of $256.5 million was overhanging as at August 31, 2004 (2003 - $174.9 million) and its fair value was recognized in earnings. The Company has also entered into a cross currency interest rate swap to fix its payments on its U.S. dollar term loans, until maturity, with a notional value of $1,061.5 million (2003 - $1,072.5 million) resulting in an effective interest rate of 6.4% plus a margin and a fixed currency exchange rate of US$1:$1.5485. As a result of debt repayments a notional amount of $305.0 million was overhanging as at August 31, 2004 (2003 - $67.9 million) and its fair value was recognized in earnings. For the year ended August 31, 2004, total overhanging swap losses of $110.9 million (2003 - $23.0 million, 2002 - $1.6 million) were charged to earnings. The resulting overhanging swap liability as at August 31, 2004 was $120.3 million (2003 - $24.6 million).

(3)	The US$200.0 million senior unsecured notes mature on April 3, 2013 and bear interest at 7.625%. The notes are redeemable at the Company’s option, in whole at any time or in part from time to time, on or after April 15, 2008. The Company has entered into a US$200 million cross-currency interest rate swap resulting in floating interest rates on its senior unsecured notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.4735.
(4)	The senior subordinated notes include loans of US$425.0 million and loans held by the majority shareholder of the Company in the amount of US$41.9 million (2003 - US$41.9 million) which mature on May 15, 2011 and bear interest at 10.625%. The notes rank junior to the Company’s senior credit facility and are guaranteed by certain subsidiaries of the Company. The notes are redeemable at the Company’s option, in whole at any time or in part from time to time, on or after May 15, 2006. The Company has entered into a US$425 million cross-currency interest rate swap resulting in floating interest rates on its senior subordinated notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.5505.
(5)	These credit facilities provide for demand bank loans maturing December 2004 in the maximum amount of €38.5 million (2003 - €40.7 million). This facility is expected to be renewed annually. The debt bears interest at floating rates and is partially secured by a letter of credit provided by the Company. The Company has entered into an interest rate swap to fix the interest payments on €10.0 million of its loan resulting in an effective interest rate of 3.23% until March 2008.
(6)	These credit facilities provide for revolving working capital and revolving term loans in the amount of NZ$25 million and NZ$200 million respectively. The working capital facility matures July 2007 and the term facility matures July 2009. No amounts were drawn under the working capital facility as at August 31, 2004. The debt bears interest at floating rates. The Company has entered into an interest rate swap to fix the interest payments on NZ$50 million of its New Zealand term bank loan resulting in an effective interest rate of 6.17% until July 2006.

Under its Senior Secured Credit facility the Company is required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum liability ($500 million as at August 31, 2004, increased to $600 million subsequent to year end). There are also prescribed minimum liabilities with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of $28.0 million during 2004 (2003 – $3.0 million). Further strengthening of the Canadian currency and/or declining interest rates may result in further payments to counterparties.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

Principal payments of long term debt, based on terms existing at August 31, 2004 over the next five years, are:

Year ending August 31, 2005	31,712
2006	9,726
2007	10,671
2008	10,546
2009	921,583

10.	RESTRUCTURING ACCRUALS

As at August 31, 2001, the Company had restructuring accruals of $66.5 million related to its acquisition and restructuring of WIC Western International Communications Ltd. (“WIC”) and its publishing properties.

In 2002, the Company established a restructuring accrual of $7.0 million related to its acquisition and restructuring of the National Post. This balance is primarily related to involuntary severance costs and contract cancellation costs.

In 2003, the Company undertook restructuring activities in its Canadian Media and Entertainment operations. The restructuring expense related to the following operating segments: Canadian Broadcasting - $3.0 million, Canadian Publishing and Online - $8.9 million, and Corporate and Other - $1.1 million.

In 2003, the Company reversed certain unutilized restructuring accruals in the amount of $8.1 million as a result of changes in estimates. The reversal was recorded as a reduction of goodwill.

In 2004, the Company restructured certain other Canadian broadcast operations including the centralization of traffic and master control operations. The $2.4 million cost consisted of employee severance.

For the year ended August 31, 2004, expenditures charged to the restructuring accruals were $11.2 million (August 31, 2003 - $36.2 million). The balance of the restructuring accruals is expected to be substantially disbursed by August 31, 2005.

	Severance	Lease/ contract termination	Integration	Other	Total
Balance August 31, 2001	33,155	3,588	1,688	28,027	66,458
National Post accrual	4,539	2,461	—	—	7,000
Expenditures – 2002	(14,728)	(3,328)	(1,438)	(7,452)	(26,946)

Balance August 31, 2002	22,966	2,721	250	20,575	46,512
Canadian Media operations	12,989	—	—	—	12,989
Expenditures – 2003	(21,635)	(293)	—	(14,301)	(36,229)
Reversals	(4,117)	—	—	(3,934)	(8,051)

Balance August 31, 2003	10,203	2,428	250	2,340	15,221
Canadian television	2,445	—	—	—	2,445
Expenditures – 2004	(7,630)	(2,269)	—	(1,341)	(11,240)

Balance August 31, 2004	5,018	159	250	999	6,426

11.	EQUITY INSTRUMENTS

The authorized and issued capital stock of the Company is as follows:

Authorized

An unlimited number of common shares.

An unlimited number of preference shares.

Issued

	2004	2003
22,786 common shares (2003 – 22,786)	438,838	438,838
Junior subordinated notes, due November 15, 2020	840,276	752,166

	1,279,114	1,191,004

During the year ended August 31, 2003 the Company issued one common share to its parent for $1.7 million related to the purchase of certain property and equipment.

The junior subordinated notes were issued to 3815668 Canada Inc., the Company’s parent, on November 16, 2000 for $766.8 million in connection with the financing of the acquisition of CanWest Publications. These junior subordinated notes bear interest at 12.155%, which under certain conditions could vary subject to a maximum limit of 13.03%. Additional junior subordinated notes were issued in satisfaction of interest. The Company has the option of settling all principal and interest obligations under the junior subordinated notes with shares, and therefore the debentures and associated interest have been classified as equity instruments. In May 2003, the Company repaid $274.0 million in junior subordinated notes. On November 18, 2004 the Company amalgamated with 3815668 resulting in the settlement of the junior subordinated notes (see note 22).

12.	CUMULATIVE TRANSLATION ADJUSTMENTS

The cumulative foreign currency translation adjustments account reflects the net changes in the respective book values of the Company’s investments in self-sustaining foreign operations due to exchange rate fluctuations since the respective dates of their acquisition or start-up.

The changes in this account arise from changes in the Australian, New Zealand and Euro currencies relative to the Canadian currency, and changes in the Company’s net investment in the book values of international operations.

Changes in this account were as follows:

	2004	2003	2002
Deferred loss, beginning of year	27,493	48,658	74,294
Deferred foreign currency exchange gain during the year	(12,298)	(22,087)	(24,636)
Realization of translation gain (loss) due to distributions and divestitures	(7,023)	922	(1,000)

Deferred loss, end of year	8,172	27,493	48,658

The balance of cumulative translation adjustments at the end of the year represents net unrealized losses (gains) as follows:

	2004	2003	2002
Australian dollar	8,242	5,705	8,120
New Zealand dollar	(1,102)	21,506	40,266
Euro	1,032	282	272

Deferred loss, end of year	8,172	27,493	48,658

13.	INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	2004	2003	2002
Income taxes at combined Canadian statutory rate of 35.2% (2003 – 36.6%, 2002 –38.7%)	(78,533)	46,045	60,127
Non-taxable portion of capital (gains) losses	37,008	(3,705)	(17,044)
Effect of valuation allowance on future tax assets	75,941	(10,594)	(3,552)
Non deductible amortization expense	—	—	6,766
Effect of foreign income tax rates differing from Canadian income tax rates	(4,821)	(1,477)	(1,924)
Large corporation tax	4,567	3,853	3,250
Effect of future tax rates differing from current rates	10,557	2,458	—
Non deductible expenses	1,233	1,261	—
Effect of resolved tax disputes	(19,667)	—	—
Other	1,449	1,289	(13)

Provision for income taxes	27,734	39,130	47,610

An analysis of net earnings (loss) before tax by jurisdiction follows:

	2004	2003	2002
Canada	(400,883)	101,551	137,566
Foreign	177,905	24,256	17,962

Net earnings (loss) before tax	(222,978)	125,807	155,528

An analysis of the provision for (recovery of) current and future income taxes by jurisdiction follows:

	2004	2003	2002
Current income taxes
Canada	9,656	47,949	36,098
Foreign	3,306	371	302

	12,962	48,320	36,400

Future income taxes
Canada	14,814	(9,452)	11,060
Foreign	(42)	262	150

	14,772	(9,190)	11,210

Provision for (recovery of) income taxes	27,734	39,130	47,610

Significant components of the Company’s future tax assets and liabilities are as follows:

	2004	2003 revised(1)
Future tax assets
Non-capital loss carryforwards	48,339	57,550
Net-capital loss carryforwards	2,200	—
Provision for related party loan impairment	73,741	—
Accounts payable, other accruals and interest rate and foreign currency swap liability	48,260	29,756
Pension and post retirement benefits	9,028	7,139
Less: valuation allowance	(75,941)	—

Total future tax assets	105,627	94,445

Future tax liabilities
Capital cost allowances in excess of book amortization	80,214	72,867
Pension obligations	2,428	2,404
Intangible assets	164,397	160,232
Other assets	10,914	19,174

Total future tax liabilities	257,953	254,677

Net future tax liability	152,326	160,232
Current future tax asset	6,166	20,223
Current future tax liability	(6,072)	(6,072)

Net long term future tax liability	152,420	174,383

(1).	Balances for future tax liabilities as at August 31, 2003 have been revised to reflect the adjustments described in note 7(4).

As at August 31, 2004, the Company had non-capital loss carry forwards for income tax purposes of $176.6 million, that expire as follows: 2006 - $1.8 million, 2007 - $7.9 million, 2008 - $26.0 million, 2009 - $26.8 million, 2010 - $40.8 million, thereafter - $73.3 million.

The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations in a number of jurisdictions and in the assessment of the recoverability of future tax assets. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax laws or the outcome of tax reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded such differences will impact the income tax provision in the period in which the determination is made.

14.	INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

The Company has recorded the following investment gains, losses and writedowns.

	2004	2003	2002
Gain on sale of investment in UTV (note 4)	51,717	—	—
Gain on New Zealand transaction (note 2)	65,515	—	—
Gain on sale of Ontario community newspapers (note 2)	—	21,269	—
Gain on sale of Atlantic community newspapers (note 2)	—	—	48,912
Gain on sale of CKVU Sub Inc. (note 2)	—	—	67,490
Loss on sale of SBS Broadcasting S.A. (note 4)	—	(10,952)	—
Dilution gain – TEN Group (note 3)	1,889	1,895	—
Write-down of other investments	—	—	(85,450)
Other gains (losses) and write-downs	688	(2,972)	2,891
Write-off deferred financing costs	(4,500)	—	—

	115,309	9,240	33,843

During 2002, the Company wrote down the value of various other investments by $85.5 million to reflect the non-temporary decline in market value.

15.	STATEMENTS OF CASH FLOWS

The following amounts comprise the net change in non-cash operating accounts included in the statements of cash flows:

	2004	2003	2002
CASH GENERATED (UTILIZED) BY:
Accounts receivable	10,126	5,215	(36,426)
Investment in film and television programs	13,356	8,039	(16,548)
Inventory	1,060	4,681	12,342
Other current assets	(4,944)	2,673	977
Other assets	832	(3,560)	(1,195)
Accounts payable and accrued liabilities	(50,176)	(61,568)	(76,023)
Income taxes payable	(19,308)	84,293	33,904
Deferred revenue	1,892	1,360	(4,120)
Film and program accounts payable	(8,591)	5,447	11,925

	(55,753)	46,580	(75,164)

The following amounts were paid on account of interest and income taxes:

	2004	2003	2002
Interest	204,328	315,908	258,719
Income taxes	26,572	9,214	23,005

16.	RETIREMENT ASSETS AND OBLIGATIONS

The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post retirement benefits to its employees. Its defined benefit pension plans are based on years of service and final average salary. Pension benefits are indexed to the rate of inflation. Information on the Company’s pension and post retirement benefit plans follows:

	Pension benefits (1)		Post retirement benefits (2)
	2004	2003	2004	2003
Plan Assets
Fair value – beginning of year	250,877	254,906	—	—
Divestiture	(25)	(1,330)	—	—
Actual return (loss) on plan assets	19,538	(10,368)	—	—
Employer contributions	13,883	10,693	277	275
Employee contributions	6,125	6,322	—	—
Benefits paid and administrative expenses	(13,691)	(9,346)	(277)	(275)

Fair value – end of year	276,707	250,877	—	—

Plan Obligations
Accrued benefit obligation – beginning of year	337,436	277,612	30,724	40,429
Divestiture	—	(2,000)	—	—
Amendment to plan	—	16,808	—	—
Settlements	—	—	—	(3,195)
Accrued interest on benefits	22,413	20,622	2,334	2,868
Current service cost	17,078	17,055	1,260	1,235
Benefits paid	(13,064)	(9,346)	(277)	(275)
Actuarial loss (gain)	2,286	16,685	944	(10,338)

Accrued benefit obligation – end of year	366,149	337,436	34,985	30,724

The Company’s accrued benefit asset (liability) is determined as follows:

Accrued benefit obligation	366,149	337,436	34,985	30,724
Fair value of plan assets	276,707	250,877	—	—

Plan deficit	(89,442)	(86,559)	(34,985)	(30,724)
Unamortized net actuarial loss (gain)	82,609	84,481	(7,930)	(8,870)
Unamortized transitional obligation	5,786	6,220	3,026	3,329
Unamortized past service costs	14,936	16,142	973	1,110

Accrued plan asset (liability)	13,889	20,284	(38,916)	(35,155)
Valuation allowance	(722)	(770)	—	—

Accrued plan asset (liability), net of valuation allowance	13,167	19,514	(38,916)	(35,155)

The accrued pension benefit asset is included in long term other assets and the accrued post retirement benefit liability is included in other long term liabilities in the Consolidated balance sheet.

	Actual	Target
Plan assets consist of:
Equity securities	53%	60%
Debt securities	42%	40%
Other	5%	—

Total	100%	100%

The pension plans have no investment in shares of the Company.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at June 30 of each year. The most recent actuarial valuation for the most significant of our pension plans, which make up over half of our accrued benefit obligation, was as of January 1, 2001. The next required valuation will be as of January 1, 2004 with an expected completion date of December 31, 2004. The investment strategy for pension plan assets is to utilize a balanced mix of equity and fixed income portfolios, with limited additional diversification, to earn a long-term investment return that meets our pension plan obligations. Active management strategies and style diversification strategies are utilized in anticipation of realizing investment returns in excess of market indices.

Total cash payments for 2004, consisting of cash contributed by the Company to its funded pension plans, cash payments to beneficiaries for its post-retirement plans, and cash contributed to its defined contribution plans, was $16.6 million (2003 - $13.3 million, 2002 - $5.7 million)

The Company’s pension benefit expense is determined as follows:

	Year ended August 31, 2004			Year ended August 31, 2003
	Incurred in year	Matching adjustments(3)	Recognized In year	Incurred in year	Matching adjustments(3)	Recognized In year
Current service cost	17,078	—	17,078	17,055	—	17,055
Employee contributions	(6,125)	—	(6,125)	(6,322)	—	(6,322)
Accrued interest on benefits	22,413	—	22,413	20,622	—	20,622
Return on plan assets	(19,538)	1,227	(18,311)	10,368	(28,428)	(18,060)
Plan amedment	—	—	—	16,808	(16,808)	—
Transitional obligation	—	434	434	—	610	610
Past service costs	—	1,206	1,206	—	808	808
Net actuarial loss	2,286	1,227	3,513	16,685	(15,169)	1,516
Changes in valuation allowance	—	(48)	(48)	—	(146)	(146)

Benefit expense	16,114	4,046	20,160	75,216	(59,133)	16,083
Employer contribution to the defined contribution plan	2,476	—	2,476	2,299	—	2,299

Total pension benefit expense	18,590	4,046	22,636	77,515	(59,133)	18,382

	Year ended August 31, 2002
	Incurred in year	Matching adjustments(3)	Recognized In year
Current service cost	15,174	—	15,174
Employee contributions	(5,800)	—	(5,800)
Accrued interest on benefits	18,252	—	18,252
Return on plan assets	(3,739)	(15,435)	(19,174)
Transitional obligation	—	158	158
Past service costs	11,868	(11,542)	326
Net actuarial loss	4,900	(5,158)	(258)
Changes in valuation	—	(86)	(86)

Benefit expense	40,655	(32,063)	8,592
Employer contribution to the defined contribution plan	1,552	—	1,552

Total pension benefit expense	42,207	(32,063)	10,144

The Company’s post retirement benefit expense is determined as follows:

	Year ended August 31, 2004			Year ended August 31, 2003
	Incurred in year	Matching adjustments(3)	Recognized In year	Incurred in year	Matching adjustments(3)	Recognized In year
Current service cost	1,260	—	1,260	1,235	—	1,235
Accrued interest on benefits	2,334	—	2,334	2,868	—	2,868
Transitional obligation	—	303	303	—	1,609	1,609
Past service costs	—	137	137	(1,110)	—	(1,110)
Net actuarial loss	944	(941)	3	(10,338)	10,370	32

Total post retirement benefit expense	4,538	(501)	4,037	(7,345)	11,979	4,634

	Year ended August 31, 2002
	Incurred in year	Matching adjustments(3)	Recognized In year
Current service cost	1,198	—	1,198
Accrued interest on benefits	2,503	—	2,503
Transitional obligation	—	439	439
Net actuarial loss	2,007	(2,007)	—

Total post retirement benefit expense	5,708	(1,568)	4,140

	Pension benefits			Post retirement benefits
	2004	2003	2002	2004	2003	2002
Significant actuarial assumptions in measuring the Company’s accrued benefit obligations as at June 30 are as follows:

Discount rate	6.50%	6.50%	6.75-7.25%	6.50%	6.50-6.75%	7.25%
Rate of compensation increase	3.50%	3.50-4.50%	3.50-4.00%	—	—	—

Significant actuarial assumptions in measuring the Company’s benefit costs as at June 30 are as follows:

Discount rate	6.50%	6.75%	7.00-7.275%	6.50%	6.50-6.75%	7.25%
Expected long-term rate of return on pension plan assets	7.25%	6.75-7.25%	7.25%	—	—	—
Rate of compensation increase	3.50%	3.50%	3.50%	—	—	—

The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. For fiscal 2005, the expected long-term rate of return on plan assets will continue to be 7.25%, based on experience and discussions with plan managers. In 2005, the Company expects to contribute $13.2 million to its pension plans and $0.3 million to its other postretirement benefit plans.

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending August 31:

Year ending August 31, 2005	10,454
2006	12,272
2007	13,947
2008	16,010
2009	18,665
2010-2014	135,287

(1)	As at August 31, 2004 the Company has defined benefit pension plans that are not fully funded. These plans have aggregate plan assets of $196.7 million (2003 - $208.7 million) and aggregate benefit obligations of $291.0 million (2003 - $297.1 million)

(2)	Includes post retirement health, dental, and life insurance benefits. The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the post retirement health and life plans were 10.0% for medical and 7.0% for dental, decreasing to an ultimate rate of 5.0% for medical and 6.0% for dental in 2009 and 2010, respectively. A one percentage point increase in assumed health care cost trend rates would have increased the service and interest costs and obligation by $0.5 million and $5.5 million, respectively. A one percentage point decrease in assumed health care cost trends would have lowered the service and interest costs and the obligation by $0.4 million and $4.4 million, respectively.
(3)	Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

17.	RELATED PARTY BALANCES AND TRANSACTIONS

Due from parent and affiliated companies consist of the following:

	2004	2003
Due from parent, CanWest — non-interest bearing	79,936	82,115
Due from various affiliated companies — CanWest Entertainment Inc. — non-interest bearing	60,637	60,502
Fireworks Entertainment Inc. — non-interest bearing	413,821	372,408
Provision for loan impairment	(418,746)	—

Due from parent and affiliated companies	135,648	515,025

These advances have no fixed repayment terms.

The Company has loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by Canwest, which are subject to measurement uncertainty. The estimated recoverable amounts of these loans depend on estimates of the profitability of Fireworks, which in turn, depends upon assumptions regarding future conditions in the film and entertainment industry and the exploitation of the films included in Fireworks’ library. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, CanWest has commenced a process to sell its Fireworks

Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company has established a provision of $419 million against these loans.

The Company made operating lease payments of $3.1 million to CanWest and affiliated Companies for the year ended August 31, 2004 (2003 - $2.3 million, 2002 - $2.0 million) . During 2004, the Company acquired broadcast rights for television programs from Fireworks in the amount of $4.9 million (2003 - $6.6 million, 2002 - $4.5 million).

Senior subordinated notes held by CanWest Communications Corporation, the parent company of CanWest, totaled $55.0 million (US$41.9 million) at August 31, 2004 (2003 - $58.1 million). This debt matures on May 15, 2011 and bears interest at 10.625%. During 2004, interest expense related to this debt totaled $6.3 million (2003 - $6.4 million, 2002 - $6.5 million). In 2003, CanWest Communications Corporation exchanged these Canadian dollar denominated notes for United States dollar denominated notes. The exchange was completed pursuant to the provisions of the original note indenture.

18.	FINANCIAL INSTRUMENTS

Financial instruments consist of the following:

	2004		2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
Short term assets	474,915	474,915	506,491	506,491
Other investments	12,024	18,174	109,280	125,972
Short term liabilities	297,255	297,255	362,507	362,507
Long term debt	1,991,187	1,861,457	2,447,224	2,329,055
Other long term accrued liabilities	38,667	38,667	62,960	62,960
Interest rate and cross-currency swap liabilities	120,341	431,699	24,646	356,956

The fair values of short-term assets and liabilities, which include cash, accounts receivable, distributions receivable from TEN Group, income taxes payable, accounts payable and accrued liabilities and film and program accounts payable approximate their fair values due to the short term nature of these financial instruments.

The fair value of other investments is primarily based on quoted market prices for publicly traded securities, and the most recent purchase transactions and comparable valuations for non-listed securities.

The fair value of long term debt subject to floating interest rates approximates the carrying value. The fair value of long term debt, subject to fixed interest rates, is estimated by discounting future cash flows, including interest payments, using rates currently available for debt of similar terms and maturity.

The fair values of other long term liabilities, including film and television program accounts payable, approximate their carrying values.

The fair values of interest rate and cross-currency interest rate swaps are based on the amounts at which they could be settled based on estimates of market rates.

Credit risk

The Company is exposed to credit risk, primarily in relation to accounts receivable. Exposure to credit risk varies due to the concentration of individual balances with large advertising agencies. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable.

Interest rate risk

The Company manages its exposure to fluctuations in interest rates through the use of interest rate and cross-currency interest rate swap agreements, more fully described in note 9.

19.	JOINTLY CONTROLLED ENTERPRISE

The following amounts included in the consolidated financial statements represent the Company’s proportionate interest in joint ventures.

	2004	2003
Balance sheets
Assets
Current assets	11,140	10,182
Long term assets	9,695	9,823

	20,835	20,005

Liabilities	28,902	33,692
Current liabilities	—	—

Long term liabilities	28,902	33,692

	2004	2003	2002
Statements of earnings
Revenue	31,634	29,461	25,643
Expenses	27,591	27,674	24,630

Net earnings	4,043	1,787	1,013

Statements of cash flows
Cash generated (utilized) by:
Operating activities	7,633	6,833	242
Investing activities	117	(70)	(887)
Financing activities	(5,230)	(6,602)	600

Net increase in cash	4,043	161	(45)

20.	COMMITMENTS, CONTINGENCIES AND GUARANTEES

COMMITMENTS

(a)	The Company has entered into a Management Services Agreement with The Ravelston Corporation Limited (“Ravelston”). The agreement provides for annual payments of $6.0 million. Either party upon six months notice may terminate the agreement. In the event of termination by the Company, a fee of $45 million is payable. In the event of termination by Ravelston, or in the event that Ravelston is unable to perform the services in accordance with the agreement, a fee in the amount of $22.5 million is payable.

(b)	The Company has entered into various agreements for the right to broadcast certain feature films and syndicated television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these additional broadcast rights is contingent on the actual production and/or the airing of the programs or films. Management estimates that these agreements will result in future annual broadcast rights expenditures of $270 million.

(c)	The Company’s future minimum payments under the terms of its operating leases are as follows:

2005	27,554
2006	24,527
2007	21,629
2008	16,839
2009	17,829
thereafter	45,564

CONTINGENCIES

(a)	On December 17, 2003 the Company filed a statement of claim against Hollinger International Inc., Hollinger Inc. and certain related parties in the amount of $25.7 million plus interest representing amounts owed to the Company related to its acquisition of 50% of The National Post Company partnership in March 2002. In August 2004, the Company obtained a summary judgment in respect of its claim against Hollinger for $22.5 million of this claim plus interest. The receivable and related accrued interest are classified as accounts receivable. The Company has also requested arbitration related to a further $76.8 million owed by Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership related to certain unresolved matters related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership (note 2). Hollinger International disputes this claim and claims that it and certain of its affiliates are owed $45 million by the Company.

(b)

In March 2001, a statement of claim was filed against the Company and certain of the Company’s subsidiaries by CanWest Broadcasting Ltd.’s (“CBL’s”) former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba, which was substantially the same as the previous claim, seeking damages of $405 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

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

The Company has agreed to indemnify its current and former directors and officers to the extent permitted by law against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of such indemnification prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. The Company has $30 million in directors’ and officers’ liability insurance coverage.

21.	SEGMENTED INFORMATION

The Company operates primarily within the publishing, online, broadcasting and outdoor advertising industries in Canada, New Zealand, Ireland and Australia.

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

	Revenue			Segment Operating profit			Total assets		Capital expenditures
Operating Segments	2004	2003	2002	2004	2003	2002	2004	2003	2004	2003	2002
Television
Canada	690,302	730,407	691,888	147,430	216,346	190,752	1,073,459	1,297,263	22,840	9,364	14,392
Australia - Network TEN	409,204	336,362	281,427	145,328	106,975	81,782	391,748	372,039	3,976	11,097	12,388
New Zealand	108,236	95,055	69,079	23,291	10,095	(1,938)	123,459	130,049	2,962	3,056	1,518
Ireland	34,152	32,490	28,317	10,591	9,729	7,654	22,819	22,980	255	117	479

	1,241,894	1,194,314	1,070,711	326,640	343,145	278,250	1,611,485	1,822,331	30,033	23,634	28,777
Radio - New Zealand	86,717	73,400	60,724	27,488	20,751	16,361	138,591	130,756	3,231	2,666	1,207
Publishing and Online - Canada	1,193,627	1,208,180	1,320,262	267,343	258,496	285,027	2,806,034	2,854,201	11,999	9,348	17,063
Outdoor - Australia	43,742	36,656	38,074	8,215	2,560	874	25,069	23,789	1,347	693	2,379
Corporate and other	—	—	—	(27,110)	(23,213)	(26,807)	571,579	839,350	11,873	13,589	17,613

Total operating segments	2,565,980	2,512,550	2,489,771	602,576	601,739	553,705	5,152,758	5,670,427	58,483	49,930	67,039
Restructuring and film and television impairment expenses(1)		—	—	(2,445)	(23,305)	—	—	—	—	—	—
Elimination of equity accounted affiliates(2)	(452,946)	(373,018)	(319,500)	(153,543)	(99,219)	(82,655)	(340,321)	(319,373)	(5,323)	(11,790)	(14,767)

Total	2,113,034	2,139,532	2,170,271	446,588	479,215	471,050	4,812,437	5,351,054	53,160	38,140	52,272

Amortization expense				93,124	94,687	97,600

Operating income				353,464	384,528	373,450

(1)	For 2004, this includes Canadian television restructuring expenses. For 2003 it includes Network TEN program impairment charges of $10.3 million and Canadian media operations restructuring charges of $13.0 million.
(2)	Elimination of proportionate interest in Australia’s Network TEN and Outdoor.

22.	SUBSEQUENT EVENTS

On November 18, 2004, the Company was amalgamated with its immediate parent, 3815668 Canada Inc., a wholly-owned subsidiary of CanWest. The amalgamated company will be operated under the name CanWest Media Inc. On amalgamation, our 12.155% junior subordinated notes due to our parent were extinguished and replaced by new senior subordinate notes with a book value of $944 million and an effective interest rate of approximately 7.3%. The new notes have a face value of $908 million and carry an 8% coupon. A loss of $44 million was recorded by the new CanWest Media Inc. in the first quarter of fiscal 2005 equivalent to the difference between the fair value of the new notes and the book value of the notes extinguished.

23.	UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States (“U.S.”) differs from Canadian GAAP.

Principal differences affecting the Company

(a)	Comprehensive income

Comprehensive income, defined as all changes in equity other than those resulting from investments by owners and distributions to owners, must be reported under U.S. GAAP. There is currently no similar requirement under Canadian GAAP.

(b)	Pre-operating costs

In the U.S., pre-operating costs are expensed in the period incurred. In accordance with Canadian GAAP, the Company defers pre-operating costs until commencement of commercial operations and amortizes the deferred costs over a period of five years. The U.S. GAAP reconciliation reflects the expensing of amounts which were deferred for Canadian GAAP of: 2004 - $1,748, 2003 – $851, and 2002 - $6,414, with related tax recoveries of: 2004 - $305, 2003 – $366, and 2002 - $2,758 and the reversal of amortization of pre-operating costs of: 2004 - $1,471, 2003 – $4,711, and 2002 – $4,983, with related tax provisions of 2004 – $646, 2003 – $1,305, and 2002 – $1,427. The balance sheet effect of these adjustments was: other assets reduced by 2004 - $6,498 and 2003 - $6,221, long term future tax liability reduced by the net amount of: 2004 -$ 2,328 and 2003 - $2,669 and shareholder’s equity reduced by: 2004 - $4,170 and 2003 - $3,552.

(c)	Foreign currency translation

In the U.S., distributions from self-sustaining foreign operations do not result in a realization of the cumulative translation adjustments account. Realization of such foreign currency translation adjustments occur only upon the sale of all or a part of the investment giving rise to the translation adjustments. In accordance with Canadian GAAP, reductions in the net investment in self-sustaining foreign operations result in a proportionate reduction in the cumulative foreign currency translation adjustment accounts. The U.S. GAAP reconciliation reflects the reversal of realization of cumulative translation adjustments resulting in an increase (decrease) in net earnings of: 2004 – $4,526, 2003 – ($922) and 2002 – $1,000. The balance sheet effect of these adjustments was: increase (decrease) retained earnings by: 2004 - $10,034 and 2003 – $5,508 and increase (decrease) accumulated other comprehensive income by: 2004 – ($10,034) and 2003 – ($5,508).

Under Canadian GAAP cumulative currency translation adjustments are presented as a separate component of shareholder’s equity. Under US GAAP it is a component of accumulated other comprehensive income. The US GAAP reconciliation reflects this reclassification.

(d)	Programming commitments

Under Canadian GAAP, certain programming commitments imposed by regulatory requirements related to an acquisition, completed prior to January 1, 2001, were accrued in the purchase equation resulting in additional goodwill. Under U.S. GAAP, these costs were expensed as incurred. The U.S. GAAP reconciliation reflects the expensing of these programming costs as incurred of: 2004 - $6,012, 2003 - $5,970 and 2002 - $5,671, with related tax recoveries of 2004 - $1,683, 2003 – $2,567 and 2002 - $2,439. The balance sheet effect of these adjustments was to reduced goodwill by: 2004 and 2003 - $21,375, increase long term future tax liability by: 2004 - $9,436 , 2003 - $11,119, reduce other long term accrued liabilities by: 2004 - $15,071, 2003 - $21,083, reduce current accrued liabilities by: 2004 - $3,750 and 2003 – $3,750 and reduce shareholder’s equity by: 2004 - $11,052 and 2003 - $6,723.

(e)	Equity accounted affiliates

Under U.S. GAAP, investments which were placed in trust such that the Company could not exercise control or significant influence are accounted for at cost. Under Canadian GAAP these investments were accounted on an equity basis. These investments were sold by the Company in 2002. The U.S. GAAP reconciliation reflects an increased gain on the sale of these investments in 2002 of $3,375. There is no balance sheet effect for the periods reported.

(f)	Investment in a broadcasting operation on an equity basis

Under Canadian GAAP, the Company’s investment in a broadcasting operation was accounted for using the equity method during the period that this investment was held in trust pending completion of the regulatory approval process. Under U.S. GAAP, the investment was initially accounted for on a cost basis; then, as a result of receiving approval to complete the purchase of the broadcasting operation, the Company changed its method of accounting for the investment to the equity method. The change in accounting policy was retroactively applied as required under APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, to the date that the Company initially acquired its investment. Effective July 6, 2000, the Company consolidated this investment for both Canadian and U.S. GAAP purposes. The U.S. GAAP reconciliation had no effect on earnings for the periods presented. The effect on the balance sheet was to reduce goodwill by: 2004 and 2003 - $ 38,503 and increase shareholder’s equity by: 2004 and 2003 - $38,503.

(g)	Intangible assets

Under Canadian GAAP, certain costs related to the development of broadcast licences, other than through a business combination, were recorded as intangible assets. Under U.S. GAAP such costs are expensed as incurred. The U.S. GAAP reconciliation reflects the expensing of development costs as incurred of: 2004 – nil, 2003 - $2,325, 2002 – nil with related tax effect of: 2004 - nil, 2003 - $860, 2002 - nil. The balance sheet effect was to reduce intangible assets by: 2004 - $2,325, 2003 - $2,325, 2002 - nil, to reduce long term future tax liability by: 2004 - $860, 2003 - $860 and to reduce shareholders equity by: 2004 - $1,465 and 2003 - $1,465.

(h)	Investment in marketable securities

For U.S. GAAP, investment assets classified as “available for sale” are carried at market, and unrealized temporary gains and losses are included, net of tax, in other comprehensive income. In accordance with Canadian GAAP, the Company carries its investment in marketable securities at cost. The effect of the U.S. GAAP reconciliation was to increase (decrease) other comprehensive income by: 2004 – ($16,834), 2003 – ($32,695) and 2002 - $91,387, to increase other investments by: 2004 - nil and 2003 - $16,834, and to increase shareholder’s equity by: 2004 - nil, and 2003 – $16,834.

(i)	Pension valuation allowances

Under Canadian GAAP a valuation allowance against pension assets is the excess of the adjusted benefit asset over the expected future benefit. Changes in the valuation allowance are recorded as adjustments to pension expense. Under U.S. GAAP valuation allowances are not recorded. The U.S. GAAP reconciliation reflects the elimination of pension valuation allowances resulting in reduced earnings of: 2004 - $48, 2003 – $146, 2002 - $86, with related tax recoveries of: 2004 - $19, 2003 - $54, 2002 - $32. The balance sheet effect was to increase long term other assets by: 2004 - $722, reduce other long term accrued liabilities by: 2004 - $770, increase long term future tax liability by: 2004 - $266, 2003 - $285 and reduce shareholder’s equity by: 2004 - $456 and 2003 - $485.

(j)	Proportionate consolidation

Canadian GAAP requires the accounts of jointly controlled enterprises to be proportionately consolidated. Under U.S. GAAP, investments in jointly controlled entities are accounted as equity investments. This accounting difference applies to the Company’s investment in TV3 Ireland and Mystery. The proportionate interest is disclosed in note 19. Accordingly, under accommodation provided by the SEC this difference is not included in the following reconciliation.

(k)	Reclassification of junior subordinated notes to debt

Canadian GAAP requires that financial instruments should be classified as a liability or as equity in accordance with the substance of the contractual arrangement on initial recognition and the definitions of a financial liability and an equity instrument. Accordingly, junior subordinated notes held by the company have been classified as an equity instrument for Canadian GAAP. The U.S. GAAP reconciliation reflects the recording of the junior subordinated notes as debt and related interest expense of: 2004 - $88,110, 2003 - $91,631, 2002 - $93,685, with related tax recovery of: 2004 - $31,552, 2003 – $31,622, 2002 - $36,538 The balance sheet effect was to increase long term debt and reduce equity instruments by: 2004 - $840,276, 2003 - $752,166

(l)	Accounting for derivative instruments and hedging activities

Under U.S. GAAP, entities are required to recognize all derivative instruments as either assets or liabilities in the balance sheet, and measure those instruments at fair value. The changes in fair value of the derivative are included in the statement of earnings. In addition, under U.S. GAAP foreign denominated debt is adjusted through earnings to reflect currency translation rates at each balance sheet date. Under Canadian GAAP hedge accounting is applied for derivatives that are eligible for hedge accounting if certain criteria are met. Non-hedging derivatives are recognized at their fair value as either assets or liabilities. As a result of adopting FAS 133 on September 1, 2001, the Company discontinued hedge accounting. The fair value of derivatives designated as hedges before August 31, 2000 have been included in a transitional adjustment and are included in income when the hedged transaction is completed. The U.S. GAAP reconciliation reflects the recording of gains (losses) on interest rate and cross-currency swaps and translation of foreign denominated debt of: 2004 - $75,789, 2003 - $(70,945), 2002 - $28,803, with related tax provision (recovery) of: 2004 - $31,161, 2003 – ($30,340), 2002 - $1,268 and the recording of gains (losses) on interest rate and cross-currency swaps and translation of foreign denominated debt in equity accounted affiliates of: 2004 - ($1,195), 2003 – ($5,431), 2002 – nil, with related tax recoveries of 2004 -($430), 2003 – ($1,955), 2002 - nil. The balance sheet effect was to increase long term swap liabilities by: 2004 - $330,279, 2003 - $332,309, reduced long term debt by: 2004 - $261,605, 2003 - $193,982, reduce future tax liabilities by: 2004 - $38,453, 2003 - $67,406 and decrease investment in Network TEN by: 2004 – nil, 2003 - $3,476, and reduce shareholder’s equity by: 2004 - $28,301 and 2003 - $72,164.

(m)	Integration costs related to the acquisition of the publishing properties

Under Canadian GAAP certain integration costs related to the acquisition of the company’s publishing properties were accrued in the purchase equation. Under U.S. GAAP, these costs are expensed as incurred. The U.S. GAAP reconciliation reflects expensing of integration costs as incurred of: 2004 – nil, 2003 – $302, 2002 - $2,297, with related tax recovery of: 2004 – nil, 2003 – $109, 2002 - $827. The balance sheet effect was to increase accrued liabilities by 2004 - $2,599, 2003 - $2,599, reduce future income tax liability by 2004 - $936 million, 2003 - $936 million and reduce shareholder’s equity by: 2004 and 2003 - $1,663.

(n)	Resolution of acquired tax contingencies

Under U.S. GAAP, the settlement of tax contingencies acquired through a business acquisition result in an adjustment to the purchase equation. In accordance with Canadian GAAP, the resolution of such tax contingencies are included in earnings once the purchase price allocation is finalized. The U.S. GAAP reconciliation reflects the reduction of earnings related to the reversal of tax recoveries of: 2004 - $7,000. The balance sheet effect was to reduce goodwill and shareholder’s equity by: 2004 - $7,000.

(o)	Restatements of prior years balances

As discussed in footnote(4) to note 7, the Company restated its balance sheet for certain items related to certain business acquisitions and divestitures. Similar changes were made to the balance sheet as at August 31, 2003, except that the changes to future tax balances upon the adoption of FAS 142, Goodwill and Other Intangible Assets, should have been reflected as a future income tax recovery in the year FAS 142 was adopted. The effect of the U.S., GAAP reconciliation was to increase future tax recoveries by: 2004 – nil, 2003- nil, 2002 - $160,500. The balance sheet effect was to reduce goodwill by: 2004 and 2003 - $160,500 and increase retained earnings by: 2004 and 2003 - $160,500.

(p)	Cumulative effect of the prospective adoption of new accounting pronouncements

Under U.S. GAAP, the transitional impairment of goodwill related to Network TEN is recorded as a charge to net earnings in accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangibles, where as under Canadian GAAP it was recorded as a charge to opening retained earnings.

(q)	Consolidation of variable interest entities

For its year ended August 31, 2004 for U.S. GAAP the Company was required to apply the Financial Accounting Standards Board (FASB) Interpretation No. 46(R) (FIN 46), Consolidation of Variable interest Entities. The Company has determined that it is the primary beneficiary of Network TEN Group, a variable interest entity. Accordingly, for U.S. GAAP, as required by FIN 46 the Company consolidated the results of TEN Group on a prospective basis effective May 31, 2004. Under Canadian GAAP, the Company accounted for its investment in TEN Group using the equity method. As at August 31, 2004 the Company holds a 56.6% economic interest in TEN Group. The interest held by the 43.4% minority is classified in minority interests. As a result of the consolidation of TEN Group, no cumulative effect of the adoption of the new accounting policy was required. The effect of consolidating Network TEN for U.S. GAAP is presented below. The following supplemental note disclosure is limited to material balances of TEN Group and relates to the effect that the consolidation of TEN Group has on certain balances as of and for the year ended August 31, 2004.

Income taxes

The TEN Group provision for taxes differs from the combined Canadian statutory rate as follows:

For the year ended August 31, 2004

TEN Group income taxes at the Company’s combined statuto	17,723
Effect of foreign income tax rates differing from Canadian income tax rates	(2,618)
Effect of deductibility of intercompany interest elimination	(2,388)
Withholding tax provided on distributions	267
Other	323

Provision for income taxes	13,307

Investment in film and television program rights

	As at August 31, 2004
	Current	Long term
Broadcast rights	122,003	1,690
Other	495	—

	122,498	1,690

Property, plant and equipment

	As at August 31, 2004
	Cost	Accumulated Amortization	Net
Land	4,834	—	4,834
Buildings	9,065	(2,105)	6,960
Leasehold improvements	4,931	(935)	3,996
Plant and equipment	173,074	(114,057)	59,017
Plant and equipment under lease	6,351	(4,567)	1,784

Total property, plant and equipment	198,255	(121,664)	76,591

Intangible assets
	As at August 31, 2004
	Cost	Accumulated Amortization	Net
Finite Life
Site licences	27,485	2,445	25,040
Indefinite Life
Broadcast licences	228,318	—	228,318

Total intangible assets	255,803	2,445	253,318

Amortization of $167 was recorded in the three months ended May 31, 2004.

Site licences represent outdoor site leases. These licences are being amortized on a straight line basis over the term of the leases (approximately 20 to 40 years).

Goodwill

As at August 31, 2004 goodwill of $54 million relates to the Australia – Outdoor advertising segment and $38 million relates to the Australia – Network TEN segment. There were no changes in the goodwill balances in the year ended August 31, 2004.

Long term debt	As at August 31, 2004
Unsecured Bank Loan (1)	163,048
Senior unsecured notes (2)	164,585
Other	3,169

330,802
Effect of foreign currency swap	31,150

Total long term debt	361,952
Less portion due within one year	1,492

Long term portion	360,460

(1)	Credit facility provides for a maximum of $652 (A$700) million in advances. At August 31, 2004 the TEN group had drawn A$175 million against this facility leaving an availability of A$525 million. This facility matures in December 2008. The TEN Group entered into interest rate swap contracts with a notional amount of A$250 million to fix the interest on this facility and subsequent facilities with maturities to 2011. The effective interest rate of this debt is approximately 5.7%.
(2)	The US$125 million unsecured notes mature in March 2013. The TEN Group has entered into a US$125 million cross currency interest rate swap resulting in floating rates and a fixed currency exchange rate of US$1:A$1.6807. The effective interest rate of this debt is approximately 6.4%.

Commitments

The TEN Group has the following commitments:

Year ended August 31,	2005	2006	2007	2008	2009	thereafter
Capital expenditures	2,735	464	—	—	—	—
Program expenditures	57,773	28,391	40,205	16,528	6,947	—
Leases	35,254	28,649	22,341	15,174	7,042	39,108

Total	95,762	57,504	62,546	31,702	13,989	39,108

(r)	Proposed accounting policies

Valuation of intangibles

In accordance with the SEC staff announcement released September 29, 2004, the Company will utilize a direct approach in the valuation of intangible assets for the purposes of impairment testing. Previously the Company utilized a residual value approach in valuing certain broadcast licences. The effect of the adoption of this policy has not been determined.

Share-Based Payment

In December 2004, The Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment, which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). FAS 123 (Revised 2004) is applicable for as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company is currently considering the impact of the adoption of this standard.

Consolidated Statements of Earnings (Loss)

The following is a reconciliation of net earnings (loss) reflecting the differences between Canadian and U.S. GAAP:

	2004				2003	2002
	Canadian GAAP	TEN Group(*)	U.S. GAAP adjustments	U.S. GAAP	U.S. GAAP Revised (**)	U.S. GAAP Revised (**) (note 23(o))
Revenue	2,113,034	195,382	—	2,308,416	2,139,532	2,170,271
Operating expenses (b, d, i)	1,124,543	115,722	7,808	1,248,073	1,125,443	1,173,336
Selling, general and administrative expenses	539,458	17,139		556,597	531,479	540,352
Restructuring expenses	2,445	—		2,445	12,989	—

	446,588	62,521	(7,808)	501,301	469,621	456,583
Amortization of intangibles	17,500	167	—	17,667	17,500	17,500
Amortization of property, plant and equipment	70,589	4,455	—	75,044	70,100	73,430
Other amortization (b)	5,035	—	(1,471)	3,564	2,376	1,687

Operating income	353,464	57,899	(6,337)	405,026	379,645	363,966
Interest expense (k)	(212,760)	(7,005)	(88,110)	(307,875)	(335,790)	(337,587)
Interest income	9,635	—	—	9,635	—	—
Amortization of deferred financing costs	(7,864)	(69)	—	(7,933)	(8,247)	(9,942)
Interest rate and foreign currency swap losses (l)	(110,860)	(1,099)	75,789	(36,170)	(93,960)	27,172
Foreign exchange gains	45,106	—	—	45,106	3,928	469
Loan impairment	(418,746)	—	—	(418,746)	—	—
Investment gains and losses, net of write-down	115,309	493	—	115,802	9,240	37,218
Dividend income	3,738	—	—	3,738	3,532	3,241

	(222,978)	50,219	(18,658)	(191,417)	(41,652)	84,537

Provision for (recovery of) income taxes (b, d, g, i, k, l, m, n, o)	27,734	13,307	5,248	46,289	(25,483)	(152,786)

Earnings (loss) before the following	(250,712)	36,912	(23,906)	(237,706)	(16,169)	237,323
Minority interest	(478)	(17,543)	—	(18,021)	—	4,330
Interest in earnings of Network TEN (l)	99,889	(22,724)	(765)	76,400	97,863	(11,815)
Interest in loss of other equity accounted affiliates	(625)	3,355	—	2,730	(1,332)	(1,523)
Realized currency translation adjustments (c)	(7,023)	—	4,526	(2,497)	—	—

Net earnings (loss) for the year in accordance with U.S. GAAP before cumulative effect of adoption of new accounting policies	(158,949)	—	(20,145)	(179,094)	80,362	228,315
Cumulative effect of adoption of new accounting policies (p)	—	—	—	—	—	(45,269)

Net earnings (loss) for the year in accordance with U.S. GAAP	(158,949)	—	(20,145)	(179,094)	80,362	183,046

(*)	Represents the adjustments to consolidate the Company’s interest in TEN Group in accordance with FIN 46 effective May 31, 2004. These adjustments are based on Canadian GAAP. Any differences between Canadian and U.S. GAAP have been presented in the U.S. GAAP adjustments column.
(**)	As explained in Note 1(c), the Company revised the presentation of revenues and operating expenses to conform to Emerging Issues Task Force Abstract 99-19, Reporting Revenue Gross as a Principal vs. Net as an Agent, which was applicable to the Company for its years ended August 31, 2000 and subsequent.

Comparative Reconciliation of Net Earnings

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

	2004	2003	2002 Revised
Net earnings (loss) in accordance with Canadian GAAP	(158,949)	187,606	97,910
Pre-operating costs incurred (b)	(1,748)	(851)	(6,414)
Amortization of pre-operating costs (b)	1,471	4,711	4,983
Realization of currency translation adjustments (c)	4,526	(922)	1,000
Programming costs imposed by regulatory requirement (d)	(6,012)	(5,970)	(5,671)
Integration costs related to publishing properties (m)	—	(302)	(2,297)
Development costs reintangible assets (g)	—	(2,325)	—
Pension valuation allowances (i)	(48)	(146)	(86)
Equity accounted affiliates in trust (e)	—	—	3,375
U.S. GAAP adjustments in equity accounted affiliates (l)	(1,195)	(5,431)	—
Reclassification of interest on junior subordinated notes from equity (k)	(88,110)	(91,631)	(93,686)
Gain (loss) on interest rate and cross currency swaps and translation of foreign denominated debt (l)	75,789	(70,945)	28,803
Resolution of acquired tax contingencies (n)	(7,000)	—	—
Adjustment related to restatement of prior periods (o)	—	—	160,500
Tax effect of adjustments	2,182	66,568	39,898

Net earnings (loss) for the year in accordance with U.S. GAAP before cumulative effect of adoption of new accounting policies	(179,094)	80,362	228,315
Cumulative effect of adoption of new accounting policy (p)	—	—	(45,269)

Net earnings (loss) for the year in accordance with U.S. GAAP	(179,094)	80,362	183,046

Consolidated Statements of Comprehensive Income (Loss)

Comprehensive income (loss) – current periods

	2004	2003	2002
Net earnings (loss) in accordance with U.S. GAAP	(179,094)	80,362	183,046

Unrealized foreign currency translation gain (c)	12,298	22,087	24,636
Realized foreign currency translation loss (c)	2,497	—	—

Foreign currency translation gain	14,795	22,087	24,636
Unrealized gains (losses) on securities available for sale net of tax of nil (h)	34,883	(43,647)	31,387
Realized (gains) losses on securities available for sale net of tax of nil (h)	(51,717)	10,952	60,000
Transition adjustment on swaps net of tax of $177 (2003 - $68, 2002 - $69) (l)	313	118	115

	(1,726)	(10,490)	116,138

Comprehensive income (loss)	(180,820)	69,871	299,184

Comprehensive income (loss) – accumulated balances

	Foreign currency translation	Unrealized gains (losses) on securities	Transition adjustment on swaps	Total
Accumulated other comprehensive income (loss) - August 31, 2001	(79,724)	(41,858)	(2,463)	(124,045)
Change during the year	24,636	91,387	115	116,138

Accumulated other comprehensive income (loss) - August 31, 2002	(55,008)	49,529	(2,348)	(7,907)
Change during the year	22,087	(32,695)	118	(10,490)

Accumulated other comprehensive income (loss) – August 31, 2003	(33,001)	16,834	(2,230)	(18,397)
Change during the year	14,795	(16,834)	313	(1,726)

Accumulated other comprehensive income (loss) – August 31, 2004	(18,206)	—	(1,917)	(20,123)

Consolidated Balance Sheets

The following is a reconciliation of the Company’s consolidated balance sheet reflecting the differences between Canadian and U.S. GAAP:

	2004				2003
	Canadian GAAP	TEN Group(*)	U.S. GAAP adjustments	U.S. GAAP	U.S. GAAP Revised (note 7 and 23(o))
ASSETS
Current Assets
Cash	77,263	16,623	—	93,886	115,450
Accounts receivable	361,085	126,451	—	487,536	370,132
Distributions receivable from TEN Group	36,567	(36,567)	—	—	20,909
Inventory	13,449	—	—	13,449	14,509
Investment in film and television programs	71,601	122,498	—	194,099	82,912
Future income taxes	6,166	—	—	6,166	20,223
Other assets	18,853	3,721	—	22,574	10,483

	584,984	232,726	—	817,710	634,618
Investment in TEN Group	39,929	(39,929)	—	—	52,070
Other investments	12,024	14,804	—	26,828	126,114
Investment in film and television programs	33,467	1,690	—	35,157	27,661
Due from parent and affiliated companies	135,648	—	—	135,648	515,025
Property, plant and equipment	618,042	76,591	—	694,633	624,820
Future income taxes	—	5,580	—	5,580	—
Other assets (b, i)	86,114	3,940	(5,776)	84,278	71,945
Intangible assets (g)	928,787	253,358	(2,325)	1,179,820	936,837
Goodwill (f, d, n, o, p)	2,373,442	91,806	171,566	2,636,814	2,545,342

	4,812,437	640,566	163,465	5,616,468	5,534,432

LIABILITIES
Current Liabilities
Accounts payable (d, m)	62,363	91,228	(1,154)	152,436	106,352
Accrued liabilities	196,582	43,698	—	240,280	194,841
Income taxes payable	10,344	9,722	—	20,066	29,652
Film and television program accounts payable	27,966	37,304	—	65,270	30,507
Deferred revenue	31,959	2,259	—	34,218	30,067
Future income taxes	6,072	—	—	6,072	6,072
Current portion of long term debt	31,712	1,492	—	33,204	63,078

	366,998	185,703	(1,154)	551,546	460,569
Long term debt (k, l)	1,959,475	360,460	578,671	2,898,606	2,942,330
Interest rate and foreign currency swap liability (l)	120,341	—	330,279	450,620	356,955
Other accrued liabilities (d)	77,583	33,089	(15,071)	95,601	56,748
Future income taxes (b, d, g, i, k, l, m)	152,420	—	(32,875)	119,546	113,917
Minority interest	16,142	61,314	—	77,456	—

	2,692,959	640,566	859,850	4,193,375	3,930,519

SHAREHOLDER’S EQUITY
Equity instruments	1,279,114	—	(840,276)	438,838	438,838
Contributed surplus	132,953	—	—	132,953	132,953
Retained earnings	715,583	—	155,842	871,425	1,050,519
Accumulated other comprehensive income (c, h, l)	—	—	(20,123)	(20,123)	(18,397)

Cumulative foreign currency translation adjustments (c)	(8,172)	—	8,172	—	—

	2,119,478	—	(696,385)	1,423,093	1,603,913

	4,812,437	640,566	163,465	5,616,468	5,534,432

(*)	Represents the adjustments to consolidate the accounts of TEN Group in accordance with FIN 46 effective May 31, 2004. The adjustments reflect the accounts of TEN Groupunder Canadian GAAP as presented in note 3 and the elimination of the Company’s investment in TEN Group; the distribution receivable/payable of $36,567 included in the Company’s current assets and TEN Group’s current liabilities, respectively; the debenture payable to the company of $40,171.

Consolidated Statements of Retained Earnings

	2004				2003	2002
	Canadian GAAP	TEN Group(*)	U.S. GAAP adjustments	U.S. GAAP	U.S. GAAP Revised (note 23(o))	U.S. GAAP Revised (note 23(o))
Retained earnings - beginning of year as revised	931,090	—	119,429	1,050,519	970,157	787,111

Interest on junior subordinated debentures net of tax	(56,558)	—	56,558	—	—	—

Net earnings (loss) for the year	(158,949)	—	(20,145)	(179,094)	80,362	183,046

Retained earnings – end of year	715,583	—	155,842	871,425	1,050,519	970,157

(*)	Represents the effect of consolidating the Company’s interest in TEN Group in accordance with FIN 46 effective May 31, 2004. As the investment was previously recorded on an equity basis, there is no impact on retained earnings associated with this change.

A reconciliation of shareholders’ equity reflecting the differences between Canadian and U.S. GAAP is set out below

	2004	2003 Revised (note 23(o))
Shareholder’s equity in accordance with Canadian GAAP	2,119,478	2,227,554
Pre-operating costs incurred (b)	(6,498)	(6,221)
Goodwill adjustment related to retroactive equity accounting of WIC upon regulatory approval (f)	38,503	38,503
Goodwill adjustment related to programming costs incurred (d)	(2,554)	3,458
Goodwill adjustment related to integration costs of CanWest Publications (m)	(2,599)	(2,599)
Historical amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination (d)	938	938
Costs to develop intangible assets expensed (g)	(2,325)	(2,325)
Pension valuation allowance (i)	722	770
Goodwill adjustment related to resolution of acquired tax contingencies (n)	(7,000)	—
Adjustment related to restatement of prior periods (o)	160,500	160,500
Adjustments to equity accounted affiliates (l)	—	(5,431)
Adjustment to reflect losses on interest rate and cross-currency swaps (l)	(65,613)	(134,775)
Reclassification of junior subordinated notes to debt (k)	(840,276)	(752,166)
Transition adjustment on interest rate swaps (l)	(3,058)	(3,548)
Unrealized gain (loss) on other investments (h)	—	16,834
Tax effect of adjustments	32,875	62,421

Shareholder’s equity in accordance with U.S. GAAP	1,423,093	1,603,913

Consolidated Statements of Cash Flows

The following is a reconciliation of the consolidated cash flows reflecting the differences between Canadian and U.S. GAAP:

	2004				2003	2002
	Canadian GAAP	TEN Group(*)	U.S. GAAP adjustments	U.S. GAAP	U.S. GAAP	U.S. GAAP (Revised note 23(o))
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the year before cumulative effect of adoption of new accounting policies	(158,949)	—	(20,145)	(179,094)	80,362	228,315
Items not affecting cash			—
Amortization	100,988	4,691	(1,471)	104,208	98,223	102,559
Interest paid in kind	—	—	88,110	88,110	91,631	93,685
Future income taxes	14,772	2,503	(1,752)	15,523	(73,803)	(189,186)
Interest in earnings of Network TEN	(99,889)	22,724	765	(76,400)	(97,863)	11,815
Realized currency translation adjustments	7,023	—	(4,526)	2,497	—	—
Loan impairment	418,746	—	—	418,746	—	—
Interest rate and foreign currency swap losses	98,056	1,099	(75,789)	23,366	93,960	(27,172)
Investment gains and losses net of write-down	(115,309)	(493)	—	(115,802)	(9,240)	(37,218)
Amortization of film and television programs	5,656	—	—	5,656	—	—
Pension expense	6,276	—	48	6,324	7,755	6,531
Minority interest	478	17,543	—	18,021	—	(4,330)
Other	158	(3,355)	—	(3,197)	1,332	1,523
Distributions from Network TEN	104,855	(5,558)	—	99,297	33,378	60,984
Investment in film and television programs	(12,234)	—	—	(12,234)	(3,680)	—

	370,627	39,154	(14,760)	395,021	222,055	247,505
Changes in non-cash operating accounts	(55,753)	29,443	14,760	(11,550)	53,703	(60,783)

Cash flows from operating activities	314,874	68,597	—	383,471	275,758	186,722

INVESTING ACTIVITIES
Other investments	—	(221)	—	(221)	(4,311)	(5,187)
Investment in broadcast licences	(5,813)	—	—	(5,813)	—	—
Proceeds from sales of other investments	143,832	127	—	143,959	44,113	87,000
Proceeds from divestitures	83,316	—	—	83,316	193,500	390,059
Proceeds from sale of property, plant and equipment	7,426	—	—	7,426	1,492	—
Purchase of property, plant and equipment	(53,160)	(2,641)	—	(55,801)	(38,140)	(52,272)
Advances to parent and affiliated companies	(40,333)	—	—	(40,333)	(48,568)	(45,275)

	135,268	(2,735)	—	132,533	148,086	374,325

FINANCING ACTIVITIES
Issuance of long term debt	167,500	51,750	—	219,250	294,700	—
Repayment of long term debt	(630,261)	(80,279)	—	(710,540)	(651,603)	(493,703)
Swap recouponing payments	(27,957)	—	—	(27,957)	(3,000)	—
Issuance of share capital	—	113	—	113	1,731	—
Payment of dividends to minority interests	—	(32,556)	—	(32,556)	—	(28,999)

	(490,718)	(60,972)	—	(551,690)	(358,172)	(522,702)

Foreign exchange gain on cash denominated in foreign currencies	2,389	—	—	2,389	—	—

Net change in cash	(38,187)	4,890	—	(33,297)	65,672	38,346
Cash – beginning of period	115,450	11,733	—	127,183	49,778	11,432

Cash – end of year	77,263	16,623	—	93,886	115,450	49,778

(*)	Represents adjustment to include the cash flows of TEN Group in accordance with FIN 46 effective May 31, 2004 and to eliminate intercompany cash flows between TEN Group and the Company.

Other

The following amounts are included in accounts receivable:

	2004	2003	2002
Allowance for doubtful accounts – beginning of year	14,654	14,036	14,510
Bad debt expense	5,634	5,596	5,133
Write offs during the year	(7,513)	(5,263)	(5,682)
Foreign exchange	93	285	75
Effect of the consolidation of TEN Group	6,789	—	—

	19,657	14,654	14,036

The following amounts are included in operating expenses:

	2004	2003	2002
Rent expense	19,819	20,545	17,300

The following amounts are included in accrued liabilities:

	2004	2003
Employment related accruals	75,000	76,000

Amortization expense related to existing finite life intangibles will be $18.2 million per year in 2005, $9.5 million in 2006 and $2.2 million in 2007 to 2009.

24.	CONSOLIDATING FINANCIAL INFORMATION

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

CanWest Media Inc.

Supplemental Consolidating Balance Sheet

August 31, 2004

	CanWest Media Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination entries	Consolidated
	$000	$000	$000	$000	$000
Assets
Current Assets
Cash	21,552	46,810	8,901	—	77,263
Accounts receivable	1,409	324,703	34,973	—	361,085
Distributions receivable from TEN Group	—	36,567	—	—	36,567
Inventory	—	13,449	—	—	13,449
Investment in film and television programs	—	34,557	37,044	—	71,601
Future income taxes	—	6,166	—	—	6,166
Other assets	4,438	14,172	243	—	18,853

	27,399	476,424	81,161	—	584,984
Investment in TEN Group	—	39,929	—	—	39,929
Investment in equity accounted subsidiaries	1,671,610	—	—	(1,671,610)	—
Other investments	7	8,709	3,308	—	12,024
Investment in film and television programs	—	31,436	2,031	—	33,467
Due from parent and affiliated companies	2,235,706	(2,093,507)	(6,551)	—	135,648
Property, plant and equipment	30,447	547,918	39,677	—	618,042
Other assets	56,882	29,099	133	—	86,114
Intangible assets	—	910,447	18,340	—	928,787
Goodwill	—	2,218,471	154,971	—	2,373,442

	4,022,051	2,168,926	293,070	(1,671,610)	4,812,437

Liabilities
Current liabilities
Accounts payable	6,230	36,123	20,010	—	62,363
Accrued liabilities	15,289	177,859	3,434	—	196,582
Income taxes payable	14,483	(4,338)	199	—	10,344
Film and television program accounts payable	—	16,512	11,454	—	27,966
Deferred revenue	—	31,959	—	—	31,959
Future income taxes	—	6,072	—	—	6,072
Current portion of long term debt	7,965	1,804	21,943	—	31,712

	43,967	265,991	57,040	—	366,998
Long term debt and related foreign currency swap liability	1,772,736	13,619	173,120	—	1,959,475
Interest rate and foreign currency swap liability	120,341	—	—	—	120,341
Other accrued liabilities	—	74,261	3,322	—	77,583
Future income taxes	(34,471)	176,395	10,496	—	152,420
Minority interest	—	(12,176)	28,318	—	16,142

	1,902,573	518,090	272,296	—	2,692,959

Shareholder’s Equity
Equity instruments	1,279,114	438,841	846	(439,687)	1,279,114
Contributed surplus	132,953	132,953	2,654	(135,607)	132,953
Retained earnings	715,583	1,087,284	17,204	(1,104,488)	715,583
Cumulative foreign currency translation adjustments	(8,172)	(8,242)	70	8,172	(8,172)

	2,119,478	1,650,836	20,774	(1,671,610)	2,119,478

	4,022,051	2,168,926	293,070	(1,671,610)	4,812,437

Shareholder’s equity in accordance with Canadian GAAP	2,119,478	1,650,836	20,774	(1,671,610)	2,119,478
Pre-operating costs incurred	—	(5,705)	(793)	—	(6,498)
Goodwill adjustment related to retroactive equity accounting of WIC upon regulatory approval	—	38,503	—	—	38,503
Goodwill adjustment related to programming costs incurred	—	(2,554)	—	—	(2,554)
Goodwill adjustment related to integration costs of CanWest Publications	—	(2,599)	—	—	(2,599)
Historical amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination	—	938	—	—	938
Costs to develop intangible assets expensed	—	(2,325)	—	—	(2,325)
Pension valuation allowance	—	722	—	—	722
Goodwill adjustment related to resolution of acquired tax contingencies		(7,000)			(7,000)
Adjustment related to restatement of prior periods	—	160,500	—	—	160,500
Adjustment to reflect losses on interest rate and cross-currency swaps	(65,613)	—	—	—	(65,613)
Transition adjustment on interest rate swaps	(3,058)	—	—	—	(3,058)
Reclassification of junior subordinated notes to debt	(840,276)	—	—	—	(840,276)
Tax effect of adjustments	39,277	(6,540)	138	—	32,875

Shareholder’s equity in accordance with U.S. GAAP	1,249,808	1,824,776	20,119	(1,671,610)	1,423,093

CanWest Media Inc.

Supplemental Consolidating Statement of Operations

For the Year Ended August 31, 2004

	CanWest Media Inc. parent company	Guarantor subsidiaries	Non- guarantor subsidiaries	Elimination entries	Consolidated
	$000	$000	$000	$000	$000
Revenue	—	1,856,724	256,310	—	2,113,034
Operating expenses	—	1,001,140	123,403	—	1,124,543
Selling, general and administrative expenses	15,639	460,188	63,631	—	539,458
Restructuring expenses	—	2,445	—	—	2,445

	(15,639)	392,951	69,276	—	446,588
Amortization of intangibles	—	17,500	—	—	17,500
Amortization of property, plant and equipment	8,363	54,528	7,698	—	70,589
Other amortization	—	4,718	317	—	5,035

Operating income	(24,002)	316,205	61,261	—	353,464
Interest expense	92,767	(299,698)	(5,829)	—	(212,760)
Interest income	—	9,635	—		9,635
Amortization of deferred financing costs	(7,864)	—	—	—	(7,864)
Interest rate and foreign currency swap losses	(110,860)	—	—	—	(110,860)
Foreign exchange gains	42,881	2,225	—	—	45,106
Loan impairment	(355,227)	(63,519)	—	—	(418,746)
Investment gains and losses, net of write-down	(4,500)	119,809	—	—	115,309
Dividend income	—	3,738	—	—	3,738

	(366,805)	88,395	55,432	—	(222,978)
Provision for income taxes	20,218	2,794	4,722	—	27,734

Earnings (loss) before the following	(387,023)	85,601	50,710	—	(250,712)
Minority interest			(478)		(478)
Interest in earnings of TEN Group	—	99,889	—	—	99,889
Interest in earnings (loss) of other equity accounted affiliates	228,074	—	(625)	(228,074)	(625)
Realized currency translation adjustments	—	(7,023)	—	—	(7,023)

Net earnings (loss) for the year	(158,949)	178,467	49,607	(228,074)	(158,949)
Retained earnings – beginning of year	931,090	885,056	(8,642)	(876,414)	931,090
Dividends	—	23,761	(23,761)	—	—
Interest on junior subordinated floating rate debentures – net of tax of $31,552	(56,558)	—	—	—	(56,558)

Retained earnings – end of year	715,583	1,087,284	17,204	(1,104,488)	715,583

Net earnings (loss) in accordance with Canadian GAAP	(158,949)	178,467	49,607	(228,074)	(158,949)
Pre-operating costs incurred	—	(955)	(793)	—	(1,748)
Amortization of pre-operating costs	—	1,471	—	—	1,471
Realization of currency translation adjustments	—	4,526	—	—	4,526
Programming costs imposed by regulatory requirement	—	(6,012)	—	—	(6,012)
Pension valuation allowances	—	(48)	—	—	(48)
US GAAP adjustments in equity accounted affiliates	—	(1,195)	—	—	(1,195)
Reclassification of interest on junior subordinated notes from equity	(88,110)	—	—	—	(88,110)
Gain on interest rate and cross currency swaps and translation of foreign denominated debt	70,451	5,338	—	—	75,789
Resolution of acquired tax contingencies	—	(7,000)	—	—	(7,000)
Tax effect of adjustments	2,312	(268)	138	—	2,182

Net earnings (loss) in accordance with U.S. GAAP	(174,296)	174,324	48,952	(228,074)	(179,094)

CanWest Media Inc.

Supplemental Consolidating Statement of Cash Flows

For the Year Ended August 31, 2004

	CanWest Media Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination entries	Consolidated
	$000	$000	$000	$000	$000
CASH GENERATED (UTILIZED) BY:

Operating activities
Net earnings (loss) for the year	(158,949)	178,467	49,607	(228,074)	(158,949)
Items not affecting cash
Amortization	16,227	76,746	8,015	—	100,988
Future income taxes	6,966	5,792	2,014	—	14,772
Interest in earnings of TEN Group	—	(99,889)	—	—	(99,889)
Realized currency translation adjustments	—	7,023	—	—	7,023
Loan impairment	355,227	63,519	—	—	418,746
Interest rate and foreign currency swap losses net of settlements	98,056	—	—	—	98,056
Investment gains and losses, net of write-down	4,500	(119,809)	—	—	(115,309)
Amortization of film and television programs	—	5,656	—	—	5,656
Pension expense	—	6,276	—	—	6,276
Minority interest	—		478	—	478
Other	—	(467)	625	—	158
Interest in earnings of equity accounted affiliates	(228,074)	—	—	228,074	—
Distributions from TEN Group	—	104,855	—	—	104,855
Investment in film and television programs	—	(12,234)	—	—	(12,234)

	93,953	215,935	60,739	—	370,627
Changes in non-cash operating accounts	5,623	60,514	(121,890)	—	(55,753)

Cash flows from operating activities	99,576	276,449	(61,151)	—	314,874

Investing Activities
Other investments	—	—	—	—	—
Investment in broadcast licences	—	—	(5,813)	—	(5,813)
Proceeds from sales of other investments	—	143,832	—	—	143,832
Proceeds from divestitures	—	83,316	—	—	83,316
Proceeds from sale of property, plant and equipment	—	7,426	—	—	7,426
Purchase of property, plant and equipment	(237)	(46,475)	(6,448)	—	(53,160)
Advances to parent and affiliated companies	546,835	(512,734)	(74,434)	—	(40,333)

	546,598	(324,635)	(86,695)	—	135,268

Financing Activities
Dividends paid	—	23,761	(23,761)	—	—
Issuance of long term debt		—	167,500	—	167,500
Repayment of long term debt	(624,587)	—	(5,674)	—	(630,261)
Swap recouponing payments	(27,957)	—	—	—	(27,957)
Issuance of share capital	—	—	—	—	—

	(652,544)	23,761	138,065	—	(490,718)

Foreign exchange gain on cash denominated in foreign currencies	—	—	2,389	—	2,389

Net change in cash	(6,370)	(24,425)	(7,392)	—	(38,187)
Cash — beginning of year	27,922	71,235	16,293	—	115,450

Cash — end of year	21,552	46,810	8,901	—	77,263

CanWest Media Inc.

Supplemental Consolidating Balance Sheet

August 31, 2003

	CanWest Media Inc. parent company	Guarantor subsidiaries Revised (notes 7 and 23(o))	Non-guarantor subsidiaries	Elimination entries	Consolidated Revised (notes 7 and 23(o))
	$000	$000	$000	$000	$000
Assets
Current Assets
Cash	27,922	71,235	16,293	—	115,450
Accounts receivable	1,191	338,920	30,021	—	370,132
Distributions receivable from TEN Group	—	20,909	—	—	20,909
Inventory	—	14,509	—	—	14,509
Investment in film and television programs	—	44,407	38,505	—	82,912
Future income taxes	—	20,223	—	—	20,223
Other assets	2,985	6,554	944	—	10,483

	32,098	516,757	85,763	—	634,618
Investment in TEN Group	—	55,546	—	—	55,546
Investment in equity accounted subsidiaries	1,424,215	—	—	(1,424,215)	—
Other investments	7	102,817	6,456	—	109,280
Investment in film and television programs	—	27,913	3,047	—	30,960
Due from parent and affiliated companies	3,138,732	(2,542,722)	(80,985)	—	515,025
Property, plant and equipment	26,936	559,796	38,088	—	624,820
Other assets	58,927	15,486	454	—	74,867
Intangible assets	—	928,173	10,989	—	939,162
Goodwill	—	2,218,471	148,305	—	2,366,776

	4,680,915	1,882,237	212,117	(1,424,215)	5,351,054

Liabilities
Current liabilities
Accounts payable	5,684	79,792	22,027	—	107,503
Accrued liabilities	10,516	174,090	10,239	—	194,845
Income taxes payable	1,755	27,601	296	—	29,652
Film and television program accounts payable	—	16,579	13,928	—	30,507
Deferred revenue	64	29,991	12	—	30,067
Future income taxes	—	6,072	—	—	6,072
Current portion of long term debt	36,901	—	26,177	—	63,078

	54,920	334,125	72,679	—	461,724
Long term debt and related foreign currency swap liability	2,384,146	—	—	—	2,384,146
Interest rate and foreign currency swap liability	24,646	—	—	—	24,646
Other accrued liabilities	—	75,278	3,323	—	78,601
Future income taxes	(10,351)	172,088	12,646	—	174,383

	2,453,361	581,491	88,648	—	3,123,500

Shareholder’s Equity
Equity instruments	1,191,004	288,442	151,245	(439,687)	1,191,004
Contributed surplus	132,953	132,953	2,654	(135,607)	132,953
Retained earnings	931,090	885,056	(8,642)	(876,414)	931,090
Cumulative foreign currency translation adjustments	(27,493)	(5,705)	(21,788)	27,493	(27,493)

	2,227,554	1,300,746	123,469	(1,424,215)	2,227,554

	4,680,915	1,882,237	212,117	(1,424,215)	5,351,054

Shareholder’s equity in accordance with Canadian GAAP	2,227,554	1,300,746	123,469	(1,424,215)	2,227,554
Pre-operating costs incurred	—	(6,221)	—	—	(6,221)
Goodwill adjustment related to retroactive equity accounting of WIC upon regulatory approval	—	38,503	—	—	38,503
Goodwill adjustment related to programming costs incurred	—	3,458	—	—	3,458
Goodwill adjustment related to integration costs of CanWest Publications	—	(2,599)	—	—	(2,599)
Historical amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination	—	938	—	—	938
Costs to develop intangible assets expensed	—	(2,325)	—	—	(2,325)
Pension valuation allowance	—	770	—	—	770
Adjustment related to restatement of prior periods	—	160,500	—	—	160,500
Adjustments to equity accounted affiliates	—	(5,431)	—	—	(5,431)
Adjustment to reflect losses on interest rate and cross-currency swaps	(134,775)	—	—	—	(134,775)
Transition adjustment on interest rate swaps	(3,548)	—	—	—	(3,548)
Unrealized gain on other investments	—	16,834	—	—	16,834
Reclassification of junior subordinated notes to debt	(752,166)	—	—	—	(752,166)
Tax effect of adjustments	67,315	(4,894)	—	—	62,421

Shareholder’s equity in accordance with U.S. GAAP	1,404,380	1,500,279	123,469	(1,424,215)	1,603,913

CanWest Media Inc.

Supplemental Consolidating Statement of Operations

For the Year Ended August 31, 2003

	CanWest Media Inc. parent company	Guarantor subsidiaries Revised (note 1(c))	Non-guarantor subsidiaries	Elimination entries	Consolidated Revised (note 1(c))
	$000	$000	$000	$000	$000
Revenue	—	1,911,820	227,712	—	2,139,532
Operating expenses	—	995,471	120,378	—	1,115,849
Selling, general and administrative expenses	15,440	460,472	55,567	—	531,479
Restructuring expenses	—	12,989	—	—	12,989

	(15,440)	442,888	51,767	—	479,215

Amortization of intangibles	—	17,500	—	—	17,500
Amortization of property, plant and equipment	4,668	57,240	8,192	—	70,100
Other amortization	—	5,467	1,620	—	7,087

Operating income	(20,108)	362,681	41,955	—	384,528
Interest expense	123,808	(360,132)	(7,835)	—	(244,159)
Amortization of deferred financing costs	(8,247)	—	—	—	(8,247)
Interest rate and foreign currency swap losses	(23,015)	—	—	—	(23,015)
Foreign exchange gains	3,928	—	—	—	3,928
Investment gains and losses, net of write-down	(10,386)	19,626	—	—	9,240
Dividend income	—	3,532	—	—	3,532

	65,980	25,707	34,120	—	125,807
Provision for income taxes	26,301	9,746	3,083	—	39,130

Earnings before the following	39,679	15,961	31,037	—	86,677
Interest in earnings of TEN Group	—	101,339	—	—	101,339
Interest in earnings (loss) of other equity accounted affiliates	147,927	—	(1,332)	(147,927)	(1,332)
Realized currency translation adjustments	—	922	—	—	922

Net earnings for the year	187,606	118,222	29,705	(147,927)	187,606
Retained earnings – beginning of year	803,493	757,643	(29,156)	(728,487)	803,493
Dividends	—	9,191	(9,191)	—	—
Interest on junior subordinated floating rate debentures – net of tax of $31,622	(60,009)	—	—	—	(60,009)

Retained earnings – end of year	931,090	885,056	(8,642)	(876,414)	931,090

Net earnings in accordance with Canadian GAAP	187,606	118,222	29,705	(147,927)	187,606
Pre-operating costs incurred	—	(851)	—	—	(851)
Amortization of pre-operating costs	—	697	4,014	—	4,711
Realization of currency translation adjustments	—	(922)	—	—	(922)
Programming costs imposed by regulatory requirement	—	(5,970)	—	—	(5,970)
Integration costs related to publishing properties	—	(302)	—	—	(302)
Development costs re: intangible assets	—	(2,325)	—	—	(2,325)
Pension valuation allowances	—	(146)	—	—	(146)
US GAAP adjustments in equity accounted affiliates	—	(5,431)	—	—	(5,431)
Reclassification of interest on junior subordinated notes from equity	(91,631)	—	—	—	(91,631)
Loss on interest rate and cross currency swaps and translation of foreign denominated debt	(70,945)	—	—	—	(70,945)
Tax effect of adjustments	61,962	5,718	(1,112)	—	66,568

Net earnings in accordance with U.S. GAAP	86,992	108,690	32,607	(147,927)	80,362

CanWest Media Inc.

Supplemental Consolidating Statement of Cash Flows

For the Year Ended August 31, 2003

	CanWest Media Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination Entries	Consolidated
	$000	$000	$000	$000	$000
CASH GENERATED (UTILIZED) BY:

Operating activities Net earnings (loss) for the year	187,606	118,222	29,705	(147,927)	187,606
Items not affecting cash
Amortization	12,915	80,207	9,812	—	102,934
Future income taxes	(5,899)	(5,957)	2,666	—	(9,190)
Interest in earnings of TEN Group	—	(101,339)	—	—	(101,339)
Realized currency translation adjustments	—	(922)	—	—	(922)
Interest rate and foreign currency swap losses net of settlements	23,015	—	—	—	23,015
Investment gains and losses, net of write-down	—	(9,240)	—	—	(9,240)
Pension expense	—	7,609	—	—	7,609
Other	—	—	1,332	—	1,332
Interest in earnings of equity accounted affiliates	(147,927)	—	—	147,927	—
Distributions from TEN Group	—	33,378	—	—	33,378
Investment in film and television programs	—	(3,680)	—	—	(3,680)

	69,710	118,278	43,515	—	231,503
Changes in non-cash operating accounts	45,913	(48,666)	49,333	—	46,580

Cash flows from operating activities	115,623	69,612	92,848	—	278,083

Investing Activities
Other investments	—	(4,311)	—	—	(4,311)
Investment in broadcast licences	—	(2,325)	—	—	(2,325)
Proceeds from sales of other investments	—	44,113	—	—	44,113
Proceeds from divestitures	—	193,500	—	—	193,500
Proceeds from sale of property, plant and equipment	—	1,492	—	—	1,492
Purchase of property, plant and equipment	(13,588)	(18,713)	(5,839)	—	(38,140)
Advances to parent and affiliated companies	292,760	(279,074)	(62,254)	—	(48,568)

	279,172	(65,318)	(68,093)	—	145,761

Financing Activities Dividends paid	—	9,191	(9,191)	—	—
Issuance of long term debt	294,700	—	—	—	294,700
Repayment of long term debt	(645,001)	—	(6,602)	—	(651,603)
Swap recouponing payments	(3,000)	—	—	—	(3,000)
Issuance of share capital	1,731	—	—	—	1,731

	(351,570)	9,191	(15,793)	—	(358,172)

Net change in cash	43,225	13,485	8,962	—	65,672
Cash — beginning of year	(15,303)	57,750	7,331	—	49,778

Cash — end of year	27,922	71,235	16,293	—	115,450

CanWest Media Inc.

Supplemental Consolidating Statement of Operations

For the Year Ended August 31, 2002

	CanWest Media Inc. parent company	Guarantor subsidiaries Revised (notes 1(c) and 23(o))	Non-guarantor subsidiaries	Elimination entries	Consolidated Revised (notes 1(c) and 23(o))
	$000	$000	$000	$000	$000
Revenue	—	1,966,793	203,478	—	2,170,271
Operating expenses	—	1,040,428	118,441	—	1,158,869
Selling, general and administrative expenses	9,628	475,518	55,206	—	540,352

	(9,628)	450,847	29,831	—	471,050
Amortization of intangibles	—	17,500	—	—	17,500
Amortization of property, plant and equipment	2,356	63,373	7,701	—	73,430
Other amortization	—	2,994	3,676	—	6,670

Operating income	(11,984)	366,980	18,454	—	373,450
Interest expense	140,257	(372,922)	(11,237)	—	(243,902)
Amortization of deferred financing costs	(9,942)	—	—	—	(9,942)
Interest rate and foreign currency swap losses	(1,631)	—	—	—	(1,631)
Foreign exchange gains	469	—	—	—	469
Investment gains and losses, net of write-down	—	33,843	—	—	33,843
Dividend income	—	3,241	—	—	3,241

	117,169	31,142	7,217	—	155,528
Provision for (recovery of) income taxes	33,338	16,416	(2,144)	—	47,610

Earnings before the following	83,831	14,726	9,361	—	107,918
Minority interest	—	4,330	—	—	4,330
Interest in loss of TEN Group	—	(11,815)	—	—	(11,815)
Interest in earnings (loss) of other equity accounted affiliates	14,079	—	(1,523)	(14,079)	(1,523)
Realized currency translation adjustments	—	(1,000)	—	—	(1,000)

Net earnings for the year	97,910	6,241	7,838	(14,079)	97,910
Retained earnings – beginning of year	808,000	894,278	(72,601)	(821,677)	808,000
Adjustment for the adoption of new accounting pronouncement	(45,269)	(45,269)	—	45,269	(45,269)
Dividends	—	(59,710)	(2,290)	62,000	—
Interest on junior subordinated floating rate debentures – net of tax of $36,538	(57,148)	—	—	—	(57,148)

Retained earnings – end of year	803,493	795,540	(67,053)	(728,487)	803,493

Net earnings in accordance with Canadian GAAP	97,910	6,241	7,838	(14,079)	97,910
Pre-operating costs incurred	—	(6,414)	—	—	(6,414)
Amortization of pre-operating costs	—	769	4,214	—	4,983
Realization of currency translation adjustments	—	1,000	—	—	1,000
Programming costs imposed by regulatory requirement	—	(5,671)	—	—	(5,671)
Integration costs related to publishing properties	—	(2,297)	—	—	(2,297)
Pension valuation allowances	—	(86)	—	—	(86)
Equity accounted affiliates in trust	—	3,375	—	—	3,375
Reclassification of interest on junior subordinated notes from equity	(93,686)	—	—	—	(93,686)
Gain on interest rate and cross currency interest rate swaps	28,803	—	—	—	28,803
Adjustment related to restatement of prior periods	—	160,500	—	—	160,500
Tax adjustments	35,270	5,850	(1,222)	—	39,898

Net earnings in accordance with U.S. GAAP before cumulative effect of adoption of new accounting policy	68,297	163,267	10,830	(14,079)	228,315
Cumulative effect of adoption of new goodwill and intangibles accounting policy net of tax of $2,500	—	(45,269)	—	—	(45,269)

Net earnings in accordance with U.S. GAAP	68,297	117,998	10,830	(14,079)	183,046

CanWest Media Inc.

Supplemental Consolidating Statement of Cash Flows

For the Year Ended August 31, 2002

	CanWest Media Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination Entries	Consolidated
	$000	$000	$000	$000	$000
CASH GENERATED (UTILIZED) BY:

Operating activities Net earnings (loss) for the year	97,910	6,241	7,838	(14,079)	97,910
Items not affecting cash
Amortization	12,298	83,867	11,377	—	107,542
Future income taxes	—	11,060	150	—	11,210
Interest in loss of TEN Group	—	11,815	—	—	11,815
Realized currency translation adjustments	—	1,000	—	—	1,000
Interest rate and foreign currency swap losses net of settlements	1,631	—	—	—	1,631
Investment gains and losses, net of write-down	—	(33,843)	—	—	(33,843)
Pension expense	—	6,445	—	—	6,445
Minority interest	—	(4,330)	—	—	(4,330)
Other	—	—	1,523	—	1,523
Interest in earnings of equity accounted affiliates	(14,079)	—	—	14,079	—
Distributions from TEN Group	—	60,984	—	—	60,984

	97,760	143,239	20,888	—	261,887
Changes in non-cash operating accounts	2,430	(51,923)	(25,671)	—	(75,164)

Cash flows from operating activities	100,190	91,316	(4,783)	—	186,723

Investing Activities
Other investments	—	(4,400)	(787)	—	(5,187)
Proceeds from sales of other investments	—	87,000	—	—	87,000
Proceeds from divestitures	—	390,059	—	—	390,059
Purchase of property, plant and equipment	(18,735)	(30,333)	(3,204)	—	(52,272)
Advances to parent and affiliated companies	329,650	(396,687)	21,762	—	(45,275)

	310,915	45,639	17,771	—	374,325

Financing Activities Dividends paid	62,000	(59,710)	(2,290)	—	—
Repayment of long term debt	(488,408)	—	(5,295)	—	(493,703)
Net change in bank loans and advances	—	(28,999)	—	—	(28,999)

	(426,408)	(88,709)	(7,585)	—	(522,702)

Net change in cash	(15,303)	48,246	5,403	—	38,346
Cash — beginning of year	—	9,504	1,928	—	11,432

Cash — end of year	(15,303)	57,750	7,331	—	49,778

THE TEN GROUP PTY LIMITED

US GAAP

ANNUAL

REPORT

For the year ended

31 August 2004

ABN 50 057 564 708

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

FOR THE YEAR ENDED 31 AUGUST 2004

This financial report covers both The Ten Group Pty Limited as an individual entity and the consolidated entity consisting of The Ten Group Pty Limited and its controlled entities.

The Ten Group Pty Limited is a company limited by shares, incorporated and domiciled in Australia.

T HE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL PERFORMANCE

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

	Note	2004	2003	2002
		$’000	$’000	$’000
Revenue from ordinary activities	2	833,136	732,995	667,012

Television costs		(498,532)	(483,376)	(446,110)
Out-of-home costs		(72,251)	(75,107)	(272,214)
Borrowing costs	3(b)	(127,933)	(117,333)	(37,355)
Share of net profit of associates and joint ventures accounted for using the equity method	26	3,566	2,430	916

Profit from ordinary activities before income tax		137,986	59,609	(87,751)
Income tax (expense)/revenue	4(a)	(44,787)	27,223	(70,530)

Net profit from ordinary activities after income tax		93,199	86,832	(158,281)
Net loss attributable to outside equity interests		21	54	29,790

Net profit attributable to members of the Company	24	93,220	86,886	(128,491)

(Decrease)/Increase in asset revaluation reserve	23	—	(208,098)	751,400
Net exchange difference on translation of financial report of foreign controlled entities	23	(138)	(431)	(81)

Total changes in equity from non-owner related transactions attributable to the members of the Company		93,082	(121,643)	622,828

The above statements of financial performance should be read in conjunction with the accompanying notes.

T HE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL POSITION

AS AT 31 AUGUST 2004

(In Australian dollars)

	Note	2004	2003
		$’000	$’000
Current Assets
Cash	5	17,842	20,982
Receivables	6	135,721	127,808
Program rights & inventories	7	131,476	123,417
Other	8	3,994	4,022

Total Current Assets		289,033	276,229

Non-Current Assets
Receivables	9	1,646	736
Program rights & inventories	12	1,814	3,005
Investments accounted for using the equity method	10	13,161	10,162
Other financial assets	11	2,728	2,553
Property, plant and equipment	13	82,206	89,202
Intangibles	14	1,152,674	1,156,190
Deferred tax assets	4(e)	—	108
Other	15	2,508	3,193

Total Non-Current Assets		1,256,737	1,265,149

Total Assets		1,545,770	1,541,378

Current Liabilities
Payables	16	222,117	215,875
Interest-bearing liabilities	17	1,601	945
Current tax liabilities	4(d)	10,435	16,110
Provisions	18	22,188	23,789

Total Current Liabilities		256,341	256,719

Non-Current Liabilities
Payables	19	33,589	36,377
Interest-bearing liabilities	20	432,429	434,457
Deferred tax liabilities	4(f)	237,351	224,286
Provisions	21	1,926	1,796

Total Non-Current Liabilities		705,295	696,916

Total Liabilities		961,636	953,635

Net Assets		584,134	587,743

Equity
Contributed equity	22	74,649	59,934
Reserves	23	543,599	543,737
Retained earnings	24	(34,107)	(15,947)

Total parent entity interest		584,141	587,724
Outside equity interests in controlled entities	30	(7)	19

Total Equity		584,134	587,743

The above statements of financial position should be read in conjunction with the accompanying notes.

T HE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

	Note	2004	2003	2002
		$’000	$’000	$’000
Cash and its equivalents
Cash on hand	5	80	80	65
Cash at bank	5	17,762	20,902	11,734
Bank overdraft		—	—	(1,791)

At end of year		17,842	20,982	10,008
At beginning of year		20,982	10,008	20,685

Net cash (outflow)/inflow for the year		(3,140)	10,974	(10,677)

Represented by:
Cash Flows from operating activities
Receipts from customers		905,194	786,459	745,199
Payments to suppliers and employees		(634,336)	(603,836)	(609,867)
Dividends received		200	1,915	346
Interest received		837	2,416	933
Bank interest paid		(26,187)	(26,501)	(25,503)
Income tax received/(paid)
Prior year refunds received		2,343	71,188	4,447
Current year payments		(39,842)	(33,706)	(56,305)
Tax settlement		—	—	(36,158)

Net cash flow from operating activities	36	208,209	197,935	23,092

Cash Flows from investment activities
Acquisition of property, plant and equipment		(9,736)	(23,909)	(25,490)
Proceeds on disposal of property, plant and equipment		234	591	326
Sale of equity investments		—	—	142
Payment for investments		(175)	(5,567)	—
Purchase of controlled entities (net of cash acquired)		—	—	(10,000)
Payment for Out-of-home investments and site acquisitions		—	—	(6,361)
Proceeds on sale of investments (net of cash disposed)		71	—	—
Advances/(repayments) from/(to):
Associated companies and joint ventures		—	122	11
Directors of controlled entities		—	350	(1,017)
Other related parties		—	—	(1,138)
Other		(237)	(169)	153

Net cash flow from investment activities		(9,843)	(28,582)	(43,374)

Cash Flows from financing activities
Dividends paid
Normal Dividend		(85,790)	(53,602)	(66,221)
Special Dividend		(25,676)	—	—
Debenture interest paid		(93,097)	(30,018)	(66,221)
Debenture interest – withholding tax		(9,309)	(3,002)	(6,622)
Amounts received/(paid) re Tax Dispute		—	16,972	(16,972)
Financing establishment costs paid		(977)	(1,467)	—
Proceeds from exercise of options		14,714	14,434	—
Proceeds from borrowings		355,000	380,084	538,000
Repayment of borrowings		(356,371)	(481,780)	(372,359)

Net cash flow from financing activities		(201,506)	(158,379)	9,605

Net cash (outflow)/inflow for the year		(3,140)	10,974	(10,677)

The above statements of cash flows should be read in conjunction with the accompanying notes.

T HE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

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

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

1	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Receivables and Revenue Recognition (continued)

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

	2004	2003
Buildings	40 years	40 years
Plant and Equipment	2 to 10 years	3 to 10 years

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

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

No amortisation is provided against these assets as the Directors believe that the television licences do not have a limited useful life.

1	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Intangibles (continued)

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

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

Finance leases

Finance leases are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease.

Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are expensed. Contingent rentals are expensed as incurred.

1	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market-determined, risk-adjusted discount rate. The discount rates used ranged from 10%-12% (2003: 10%-12%) depending on the nature of the assets.

(j)	Payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial period and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

(k)	Employee Entitlements

Wages and Salaries, Annual Leave and Long Service Leave

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

Equity-Based Compensation Benefits

Ten Executive Option Plan

In previous years, equity-based compensation benefits had been provided to employees via the Ten Executive Option Plan. Information relating to this scheme is set out in Note 32.

No accounting entries are made in relation to the Ten Executive Option Plan until options are exercised, at which time the amounts receivable from employees are recognised in the statement of financial position as share capital.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

The Ten Executive Option Plan has been suspended.

Ten Employee Performance Incentive Share Plan

The market value of shares to be purchased for employees for no cash consideration under the Ten Employee Performance Incentive Share Plan is recognised as a liability and as part of employee benefit costs when the employees become entitled to the shares.

1	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Intercompany Loans

Loans between members of the consolidated entity have no specified terms of repayment but where it is unlikely that such amounts will be repayable within 12 months the advances have been included, as appropriate, in non-current assets or liabilities.

(m)	Cash

For purposes of the statements of cash flows, cash includes cash management deposits at call net of outstanding overdrafts.

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

So as to hedge some or all of the financial exposure of the long-term borrowings at variable market determined interest rates, the consolidated entity enters into interest rate swap contracts. The costs of such contracts are brought to account in the periods to which they relate and are included in interest expense.

(p)	Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the Directors on or before the end of the financial year but not distributed at balance date.

Deferred Settlement Costs

The consolidated entity has provided for payment of additional consideration in relation to the original acquisition of a lease. The timing and amount of payment are subject to the extension of the lease over the site.

Onerous Contracts

An onerous contract is considered to exist where the consolidated entity has a contract under which the unavoidable cost of meeting the contractual obligations exceed the economic benefits to be received. Present obligations arising under onerous contracts are recognised as a provision to the extent that the present obligation exceeds unrecognised assets.

(q)	Program Development

The consolidated entity’s long-term commitment to program planning and development requires significant expenditure on an infrequent basis. Accordingly, where appropriate, amounts are set aside as a charge against revenue to reflect more properly the ongoing nature of these expenses in the periods in which they accrue.

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

Transactions

Foreign currency transactions are translated at the rate applicable at the date of the transaction. At balance date amounts payable and receivable are translated at rates of exchange current at that date. All realised and unrealised currency translation gains and losses are brought to account in the statements of financial performance.

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

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

(t)	Web site costs

Costs in relation to web sites controlled by a controlled entity are charged as expenses in the period in which they are incurred unless they relate to the acquisition of an asset, in which case they are capitalised and amortised over their period of expected benefit. Generally, costs in relation to feasibility studies during the planning phase of a web site, and ongoing costs of maintenance during the operating phase are considered to be expenses. Costs incurred in building or enhancing a web site, to the extent that they represent probable future economic benefits controlled by the controlled entity that can be reliably measured, are capitalised as an asset and amortised over the period of the expected benefits which vary from 2 to 5 years.

(u)	Maintenance and repairs

The costs of maintenance and repairs are charged as expenses as incurred, except where they relate to the replacement of a component of an asset, in which case the costs are capitalised and depreciated in accordance with Note 1(e).

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

1	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)	International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The AASB will issue Australian equivalents to IFRS, and the Urgent Issues Group will issue abstracts corresponding to International Accounting Standards Board interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of Australian equivalents to IFRS will be first reflected in the consolidated entity’s financial statements for the half-year ending 28 February 2006 and the year ending 31 August 2006.

Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 1 September 2004.

The Ten Group Pty Limited has established a project team to manage the transition to Australian equivalents of IFRS, including training of staff and system and internal control changes necessary to gather all the required financial information. The project team is chaired by the Chief Financial Officer and reports to the audit committee. The project team has prepared a detailed timetable for managing the transition and is currently on schedule. To date the project team has analysed most of the Australian equivalents to IFRS and has identified a number of accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Pending Accounting Standard AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards. Some of these choices are still being analysed to determine the most appropriate accounting policy for the consolidated entity.

Major changes identified to date that will be required to the consolidated entity’s existing accounting policies include the following:

Business Combinations – AASB 3

Under AASB 3 Business Combinations, amortisation of goodwill will be prohibited. This will be replaced by annual impairment testing focusing on the cash flows of the related cash generating unit, or upon the occurrence of triggers that may indicate a potential impairment. Any impairment will be will be recognised in the statement of financial performance. This will result in a change to the current accounting policy, under which goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise and not exceeding 20 years. The prohibition of amortising goodwill will have the effect of reducing expenses and therefore increasing reported profits, subject to any impairment charges that may be required from time to time. The goodwill amortisation charge for The Ten Group Pty Limited for the year to 31 August 2004 was $2.8m.

Intangible Assets - AASB 138

AASB 138 Intangible Assets requires that intangible assets such as television licences be carried at cost or fair value attributed to them in a business combination. Intangible assets can only be revalued if an active market exists. This requirement is retrospective which means there is no option to use the current carrying value under Australian GAAP as the deemed cost on first time adoption of AASB 138. The impact to The Ten Group Pty Limited will be that television licences will be reduced by the revaluation increment of $751m resulting from the 2002 independent valuation. This reduction will also result in the reversal of a deferred tax charge on the revaluation of $225m. The net of these adjustments, $526m, will be made to the opening balance of reserves and retained earnings on the first time adoption of IFRS, assuming there is no impairment under Australian GAAP prior to IFRS.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

1	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)	International Financial Reporting Standards (IFRS) (continued)

Impairment of Assets – AASB 136

AASB 136 Impairment of Assets requires more prescriptive testing for individual assets or cash generating units. Ten Network Holdings Limited will be required to test individual television licences, investments property, plant and equipment and various other non-current assets for impairment on a discounted cash flow basis. On adoption of IFRS this may lead to increased volatility in future earnings if subsequent impairment write-downs arise.

Equity-Based Compensation Benefits – AASB 2

Under AASB 2 Equity-Based Compensation Benefits, benefits to employees will be recognised as an expense in respect of the services received. This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation. This is not applicable to shares and options granted prior to November 2002. The Ten Executive Option Plan is currently suspended and no options have been granted since this date.

Financial Instruments – AASB 132 & 139

Under AASB 132 Financial Instruments: Disclosure and Presentation the current classification of financial instruments issued by entities in the consolidated entity will not change.

Under AASB 139 Financial Instruments: Recognition and Measurement there may be financial impacts. AASB 139 recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered when effectiveness tests are met on both a prospective and retrospective basis. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, which may result in significant volatility in the statement of financial performance. The Ten Group Pty Limited will carry all derivative contracts, whether used as hedging instruments or otherwise, at fair value in the statement of financial position. We expect to use a combination of fair value and cash flow hedging in respect of our foreign currency and interest rate risk hedges. The use of cash flow hedging may create some volatility in equity reserve balances. The use of fair value hedging may create volatility in earnings. The impact on opening retained earnings at transition will depend on the fair value of our derivatives at that date.

Borrowing Costs – AASB 123

AASB 123 provides stricter guidelines for the capitalisation of borrowing costs in respect of ‘qualifying assets’ with the benchmark treatment requiring expensing of the costs. A decision to write off capitalised costs would impact opening retained earnings and would reduce depreciation and increase interest expense in future reporting periods. At 31 August 2004, The Ten Group Pty Limited has accumulated unamortised capitalised borrowing costs of $2.1m. At this stage no decision has been made on whether The Ten Group Pty Limited will continue to capitalise borrowing costs or expense it as incurred.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to Australian equivalents to IFRS, as not all standards have been fully analysed as yet, and some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to Australian equivalents to IFRS on the consolidated entity’s financial position and reported results.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

2	REVENUE FROM ORDINARY ACTIVITIES

	Note	2004	2003	2002
		$’000	$’000	$’000
Revenue from Operating Activities
Sales revenue		831,930	729,865	665,555

Revenue from Outside the Operating Activities
Dividends – Other		—	—	66
Interest
Other		787	2,539	923
Gross proceeds on sale of investments		174	—	142
Gross proceeds on sale of property, plant and equipment		234	591	326
Foreign exchange gain		11	—	—

Total Revenue from Ordinary Activities		833,136	732,995	667,012

3 PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX

(a) Non-recurring items included in profit from ordinary activities before income tax
Write down of goodwill and other charges		—	—	(178,421)
Write down of program rights – Columbia features		—	(20,000)	—
Write off of capitalised costs		—	—	(3,493)
Write down of listed investments		—	—	(16,522)

		—	(20,000)	(198,436)

(b) Profit from ordinary activities before income tax has been arrived at after charging/(crediting) the following items:
Loss on sale of property, plant and equipment		21	73	(317)
Profit on sale of investments		(517)	—	(142)
Net foreign currency (gains)/losses		(11)	53	27
Net bad and doubtful debts, including movements in provision for doubtful debts		90	441	794
Operating lease rentals
Minimum lease payments		39,525	42,348	49,134
Contingent rental expense		11,163	9,589	6,112

Borrowing costs
Subordinated debentures	33	97,887	87,791	6,825
Other		30,046	29,542	30,530

		127,933	117,333	37,355

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

3	PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (continued)

	2004	2003	2002
	$’000	$’000	$’000
(b) Profit from ordinary activities before income tax has been arrived at after charging/(crediting) the following items (continued):

Depreciation and amortisation of property, plant & equipment
Plant and equipment	17,838	16,204	15,722
Leasehold improvements	245	212	161
Buildings	258	253	253
Leased plant and equipment	716	957	117

Amortisation
Goodwill	2,805	2,805	10,043
Other intangibles	712	712	711
Capitalised digital costs	—	—	1,543
4 INCOME TAX

(a) Income tax expense
Current income tax expense	33,708	42,563	52,506
Deferred income tax expense (2003 consolidated includes $44,726,000 deferred tax revenue arising as a result of the tax consolidation legislation – see notes (b))	12,702	(69,786)	18,024
Prior year adjustments
Withholding tax refund	(1,959)	—	—
Other	336	—	—

	44,787	(27,223)	70,530

Attributable to:
Profit from ordinary activities	44,787	(27,223)	70,530

Deferred income tax expense/(revenue) included in income tax expense comprises:
Decrease in deferred tax assets	108	8,162	(5,562)
(Decrease)/increase in deferred tax liabilities	12,594	(77,948)	23,586

	12,702	(69,786)	18,024

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

4	INCOME TAX (continued)

	2004	2003	2002
	$’000	$’000	$’000
(b) Numerical reconciliation of income tax to prima facie tax payable
Profit before tax	137,986	59,609	(87,751)

Tax at the Australian tax rate 30%	41,396	17,883	(26,326)
Increase in income tax expense is due to:
Non-recurring tax settlement expenses	—	—	36,158
Non deductible expenditure
Debenture interest	4,121	—	—
Amortisation	1,055	1,055	3,226
Writedown of goodwill	—	—	51,735
Writedown of listed investments	—	—	4,957
Other	374	2,193	1,356
Decrease in income tax expense is due to:
Prior year adjustments
Withholding tax refund	(1,959)	—	—
Other	336	(51)	(576)
Tax settlement	—	(3,196)	—
Other	(536)	(381)	—

	44,787	17,503	70,530
Deferred income tax revenue arising from the resetting of the tax values of assets as a result of the tax consolidation legislation implemented on 1 July 2003	—	(44,726)	—

Income tax expense/(revenue)	44,787	(27,223)	70,530

(c) Amounts recognised directly in equity
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity
Deferred tax - debited directly to equity	—	270,192	—

	—	270,192	—

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

4	INCOME TAX (continued)

	2004	2003
	$’000	$’000
(d) Current tax liabilities/(receivables)
Provision for income tax	10,435	16,110

(e) Deferred tax assets
The balance comprises temporary differences attributable to:
Trade creditors and accruals	—	108

Net deferred tax assets	—	108

(f) Deferred tax liabilities
The balance comprises temporary differences attributable to:
Trade debtors	(212)	(383)
Provision for doubtful debts and advertising credits	(1,828)	(2,318)
Interest receivable	19	812
Television licences	208,098	208,098
Program rights	45,088	42,333
Property, plant and equipment	3,444	2,942
Capitalised costs	(520)	(505)
Lease liability	(1,011)	(1,489)
Trade creditors and accruals	(5,943)	(13,680)
Provisions	(6,333)	(7,085)
Tax losses	(3,451)	(4,439)

Net deferred tax liability	237,351	224,286

The potential deferred tax asset not brought to account is:
Tax losses	521	521
Temporary differences	5,071	5,071

The benefit for tax losses will only be obtained if:

(i)	The consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii)	the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

4	INCOME TAX (continued)

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

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

5	CASH

	Note	2004	2003
		$’000	$’000
Cash on hand		80	80
Cash at bank		17,762	20,902

	31	17,842	20,982

6 RECEIVABLES (CURRENT)

Trade debtors		142,065	136,476
Provisions for doubtful debts and advertising credits		(6,749)	(8,827)

		135,316	127,649

Loans and advances
Associated companies	33	2	2
Other		403	157

		405	159

	31	135,721	127,808

7 PROGRAM RIGHTS & INVENTORIES (CURRENT)

Program rights		130,947	122,411
Other inventories		529	1,006

		131,476	123,417

8 OTHER ASSETS (CURRENT)

Prepayments and sundry debtors		3,650	3,873
Capitalised borrowing costs		344	149

		3,994	4,022

9 RECEIVABLES (NON-CURRENT)

Loans and advances
Associated companies	33	686	686
Other		960	50

	31	1,646	736

10 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Associates	26(a),33	9,312	8,635
Joint ventures	26(b),33	3,849	1,527

		13,161	10,162

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

11	OTHER FINANCIAL ASSETS

	Note	2004	2003
		$’000	$’000

Investments in unlisted securities
Associated companies	33	2,119	2,119
Other	31	609	434

		2,728	2,553

12 PROGRAM RIGHTS & INVENTORIES (NON-CURRENT)

Program rights		1,814	3,005

13 PROPERTY, PLANT AND EQUIPMENT

Freehold land
At cost		5,188	5,188

Freehold buildings
At cost		9,728	9,724
Accumulated depreciation		(2,259)	(2,001)

		7,469	7,723

Leasehold improvements
At cost		5,293	4,488
Accumulated depreciation		(1,004)	(761)

		4,289	3,727

Plant and equipment
At cost		185,762	176,900
Accumulated depreciation		(122,418)	(106,923)

		63,344	69,977

Leased Plant and Equipment
At cost		6,817	6,799
Accumulated depreciation		(4,901)	(4,212)

		1,916	2,587

Total property, plant and equipment
Net book value		82,206	89,202

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

13	PROPERTY, PLANT AND EQUIPMENT (continued)

2004
$’000
Reconciliations
Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

Freehold buildings
Balance at beginning of year	7,723
Additions	4
Depreciation	(258)

Balance at end of year	7,469

Leasehold improvements
Balance at beginning of year	3,727
Additions	811
Foreign currency exchange differences	(4)
Depreciation	(245)

Balance at end of year	4,289

Plant and equipment
Balance at beginning of year	69,977
Additions	8,792
Disposals	(248)
Transfer from leased plant and equipment	51
Transfer from other assets	2,708
Foreign currency exchange differences	(98)
Depreciation	(17,838)

Balance at end of year	63,344

Leased plant and equipment
Balance at beginning of year	2,587
Additions	104
Transfer to leased plant and equipment	(51)
Foreign currency exchange differences	(8)
Depreciation	(716)

Balance at end of year	1,916

Valuations of Land and Buildings

While land and buildings are carried at cost, an independent valuation was performed by International Valuation Consultants in October 2002. The basis of the land and buildings’ independent valuation was fair value being the amounts for which the assets could be exchanged between willing parties in an arm’s length transaction, based on current prices in an active market for similar properties in the same location and condition.

Land and buildings were valued at $15.9m for the consolidated group, compared to $12.7m carried at cost.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

14	INTANGIBLES

	Note	2004	2003
		$’000	$’000
Television licences		1,077,822	1,077,822

Other licences – cost		29,500	29,500
Accumulated amortisation		(2,624)	(1,912)

		26,876	27,588

Goodwill – cost		245,421	245,421
Writedown of goodwill		(172,451)	(172,451)
Accumulated amortisation		(24,994)	(22,190)

		47,976	50,780

		1,152,674	1,156,190

15 OTHER ASSETS (NON-CURRENT)

Capitalised borrowing costs		1,762	1,268
Other		746	1,925

		2,508	3,193

16 PAYABLES (CURRENT)

Trade creditors		156,536	147,545
Unearned income		2,425	2,568
Accrued interest
Related entity	33	58,159	61,803
Other		4,997	3,959

	31	222,117	215,875

17 INTEREST-BEARING LIABILITIES (CURRENT)

Lease liabilities	29,31	1,601	945

		1,601	945

18 PROVISIONS (CURRENT)

Employee entitlements	32	12,837	12,940
Surplus lease space		249	345
Deferred settlement		3,000	3,000
Onerous contracts		3,515	4,184
Other		2,587	3,320

		22,188	23,789

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

18	PROVISIONS (CURRENT) (continued)

Movements in provisions

Movements in each class of provision during the financial year, other than employee entitlements are set out below:

	Surplus lease space	Deferred settlement	Onerous contracts	Other	Total
	$’000	$’000	$’000	$’000	$’000
Current
Carrying amount at beginning of year	345	3,000	4,184	3,320	10,849
Additional provisions recognised	—	—	774	—	774
Payments	—	—	—	(99)	(99)
Reductions from remeasurement	(96)	—	(1,443)	(634)	(2,173)

Carrying amount at end of year	249	3,000	3,515	2,587	9,351

	Note	2004	2003
		$’000	$’000
19 PAYABLES (NON-CURRENT)

Trade creditors		33,070	36,073
Loans
Related entities		519	304

	31	33,589	36,377

20 INTEREST-BEARING LIABILITIES (NON-CURRENT)

Bank loan	31	175,000	175,000
USD senior unsecured notes	31	210,084	210,084
Debentures
Subordinated	31,33	45,500	45,500
Convertible	31,33	45	45
Lease liabilities	29,31	1,800	3,828

		432,429	434,457

21 PROVISIONS (NON-CURRENT)

Employee entitlements	32	1,926	1,796

22 CONTRIBUTED EQUITY

Paid up capital
469,545,000 ordinary shares fully paid (2003: 462,125,000)		74,649	59,934

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

23	RESERVES

	Note	2004	2003
		$’000	$’000
Asset revaluation		544,231	544,231
Foreign currency translation		(632)	(494)

		543,599	543,737

Movements during the year
Asset revaluation
Balance at beginning of year		544,231	752,329
Decrement on revaluation of television licences		—	(208,098)

Balance at end of year		544,231	544,231

Foreign currency translation
Balance at beginning of year		(494)	(63)
Net translation adjustment		(138)	(431)

Balance at end of year		(632)	(494)

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

24 RETAINED EARNINGS

Retained earnings at beginning of year	(15,947)	(4,468)
Adjustments to opening retained earnings
Disposal of self-sustaining foreign operations	86	—
Adoption of AASB 1020 Income Taxes	—	(44,763)

Adjusted retained earnings at the beginning of the financial year	(15,861)	(49,231)
Net profit attributable to members of the Company	93,220	86,886
Dividends paid	(111,466)	(53,602)

Retained earnings at end of year	(34,107)	(15,947)

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

25	CONTROLLED ENTITIES

	Ordinary Share Consolidated Entity Interest
	2004	2003
	%	%
Particulars in relation to controlled entities
Parent entity
The Ten Group Pty Limited
Controlled entities
Ten Pay TV Pty Limited^	100	100
Network Ten Pty Limited (i)	100	100
Network Ten (Sydney) Pty Limited (i)	100	100
Network Ten (Melbourne) Pty Limited (i)	100	100
Network Ten (Brisbane) Pty Limited (i)	100	100
Television & Telecasters (Properties) Pty Limited (i)	100	100
Network Ten Nominees Pty Limited	100	100
Caprice Pty Limited (i)	100	100
Network Ten (Adelaide) Pty Limited (i)	100	100
Chartreuse Pty Limited (i)	100	100
Network Ten (Perth) Pty Limited (i)	100	100
Ten Employee Share Plans Pty Limited	100	—
Ten Ventures Pty Limited	100	100
Ten Online Pty Limited	100	100
Eye Corp Pty Limited	100	100
Eye Corp Australia Pty Limited (ii)	100	100
Eye Fly (Sydney) Pty Limited (ii)	100	100
Eye Drive Sydney No. 2 Pty Limited (ii)*	100	100
Pimington Pty Limited (ii)*	100	100
Olympic Murals 2000 Pty Limited (ii)*	100	100
Boyd Outdoor Advertising Pty Limited (ii)#	—	100
Eye Digital Pty Limited #	—	100
NLD Pty Limited #	—	100
Australian Airport Advertising Pty Limited (ii)	100	100
Eye Corp Airport Advertising Pty Limited (ii)	100	100
Eye Drive Sydney Pty Limited (ii)	100	100
Eye Mall Media Pty Limited (ii)	100	100
Eye Corp New Zealand Limited	100	—
Eye Corp Asia Limited	100	100
Eyecorp Limited	—	100
PT Netra Estha Muda	95	95
PT Agung Bali	67	67
PT Eye Corp (iii)	—	—
Eye Corp Media Pty Limited	100	100
Adval Holdings Pty Limited	100	100
Adval Australia Pty Limited	100	100

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

All the above controlled entities are incorporated in Australia, except for the following:

•	Eye Corp Asia Limited (incorporated in Mauritius);

•	Eyecorp Limited (incorporated in Myanmar);

•	PT Netra Estha Muda, PT Agung Bali and PT Eye Corp (incorporated in Indonesia); and

•	Eye Corp New Zealand Limited (incorporated in New Zealand on 31 August 2004).

*:	In liquidation
#:	Deregistered during the year ended 31 August 2004
^:	Deregistration in progress

25	CONTROLLED ENTITIES (continued)

(i) Refer to Note 37 for details of The Ten Group Pty Limited Deed of Cross Guarantee.

(ii) Refer to Note 37 for details of the Eye Corp Pty Limited Deed of Cross Guarantee.

(iii) Eye Corp Asia Limited has a 100% beneficial ownership interest in PT Eye Corp and PT Netra Estha Muda and a 70% beneficial ownership interest in PT Agung Bali.

26	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	Note	2004	2003
		$’000	$’000
Share of net profits accounted for using the equity method included in the statement of financial performance
Associates	26(a)	1,241	1,038
Joint ventures	26(b)	2,325	1,392

		3,566	2,430

(a)	Investments in equity accounted associates

Name	Principal Activity/ Note	Balance Date	Ownership interest		Amount of investment
			2004	2003	2004	2003
			%	%	$’000	$’000
Held by Eye Corp Asia Limited
Big Tree Outdoor Sdn Bhd	(i)	31 Dec	30.0	30.0	3,245	2,792
Held by The Ten Group Pty Limited
Television & Media Services Ltd	(ii)	30 Jun	24.3	24.3	6,067	5,843

					9,312	8,635

	Consolidated
	2004	2003
	$’000	$’000
Results attributable to associates
Profits from ordinary activities before income tax	1,859	1,480
Income tax expense	(458)	(387)

Profits from ordinary activities after income tax	1,401	1,093
Goodwill amortisation	(160)	(55)

	1,241	1,038
Retained profits attributable to associates at the beginning of the financial year	2,542	1,504

Retained profits attributable to associates at the end of the financial year	3,783	2,542

Reserves attributable to associates
Foreign Currency Translation Reserve
Share of associates’ reserve at beginning of year	(556)	(107)
Share of decrement in associates’ reserve	(364)	(449)

Share of associates’ reserve at end of year	(920)	(556)

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

26	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

(a)	Investments in equity accounted associates (continued)

	2004	2003
	$’000	$’000
Movements in carrying amount of investments
Carrying amount at the beginning of the financial year	8,635	2,888
Investments in associates acquired during the year	—	5,567
Share of profits from ordinary activities after income tax	1,401	1,093
Goodwill amortisation	(160)	(55)
Dividends received/receivable	(200)	(409)
Share of decrement in associates’ reserve	(364)	(449)

Carrying amount at the end of the financial year	9,312	8,635

Financial position of associates
The consolidated entity’s share of aggregate assets and liabilities of associates is as follows:

Current assets	4,094	3,903
Non-current assets	13,868	14,898

Total assets	17,962	18,801

Current liabilities	(3,586)	(3,456)
Non-current liabilities	(8,050)	(9,857)

Total liabilities	(11,636)	(13,313)

Net assets	6,326	5,488

Share of associates’ expenditure commitments as at 30 June
Capital commitments	46	1
Lease commitments	7,367	8,674

	7,413	8,675

There were no contingencies in respect of associates at the end of the financial year.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

26 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (continued)

(b)	Investments in joint venture companies

Name	Principal Activity/ Note	Balance Date	Ownership interest		Amount of investment
			2004	2003	2004	2003
			%	%	$’000	$’000
Held by Eye Corp Pty Limited
Eye Village Pty Limited	(i)	30 Jun	50.0	50.0	3,827	1,527
Eye Outdoor Pty Limited	(ii)	31 Aug	50.0	—	22	—

					3,849	1,527

	2004	2003
	$’000	$’000
Results attributable to joint ventures
Revenues	9,589	6,804
Expenses	(7,229)	(5,412)

Profits from ordinary activities before income tax	2,360	1,392
Income tax expense	(35)	—

Profits from ordinary activities after income tax	2,325	1,392
Retained profits attributable to joint ventures equity accounted for the first time	268	(1,124)

Retained profits attributable to joint ventures at the end of the financial year	2,593	268

Reserves attributable to joint ventures
Foreign Currency Translation Reserve
Share of joint ventures’ reserve at beginning of year	14	—
Share of increment in joint ventures’ reserve	(3)	14

Share of joint ventures’ reserve at end of year	11	14

Movements in carrying amount of investments
Carrying amount at the beginning of the financial year	1,527	—
Carrying amount of joint ventures equity accounted for the first time	—	1,221
Investments in joint ventures acquired during the year	—	400
Share of profits from ordinary activities after income tax	2,325	1,392
Dividends received/receivable	—	(1,500)
Share of increment in joint ventures’ reserve	(3)	14

Carrying amount at the end of the financial year	3,849	1,527

Financial position of joint ventures
The consolidated entity’s share of aggregate assets and liabilities of joint ventures is as follows:

Current assets	2,924	1,593
Non-current assets	1,593	383

Total assets	4,517	1,976

Current liabilities	(668)	(449)
Non-current liabilities	—	—

Total liabilities	(668)	(449)

Net assets	3,849	1,527

There were no commitments or contingencies in respect of joint ventures at the end of the financial year.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

27	DIRECTORS’ REMUNERATION

	2004	2003	2002
	$’000	$’000	$’000

Income paid or payable, or otherwise made available, to Directors of the Company and controlled entities by entities in the consolidated entity and related parties in connection with the management of affairs of the Company or its controlled entities	5,065	4,365	4,835

The number of Directors of the Company whose income from the Company or any related party falls within the following bands:

			2004	2003	2002

$’000	-	$’000
0	-	10	3	3	2
10	-	20	8	8	7
20	-	30	3	3	2
30	-	40	—	—	1
50	-	60	—	—	1
590	-	600	—	—	1
1,180	-	1,190	—	—	1
1,320	-	1,330	—	—	1
1,350	-	1,360	—	1	—
1,440	-	1,450	1	—	—
2,250	-	2,260	—	1	—
2,710	-	2,720	1	—	—

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

28	AUDITORS’ REMUNERATION

	Note	2004	2003	2002
		$’000	$’000	$’000
Audit and other assurance services:
Auditors of the Company – PwC
Audit or review of financial reports		417	383	434
Other audit related work		95	42	98
Other assurance services		64	113	98

		576	538	630

Other services:
Auditors of the Company – PwC
Advisory services		—	—	23
Taxation		359	625	745

		359	625	768

		935	1,163	1,398

The auditors’ remuneration attributable to the Company is borne by a controlled entity.

29	COMMITMENTS

		2004	2003

		$’000	$’000
(a) Capital expenditure commitments
Amounts contracted but not provided for:
No later than one year		2,935	3,535
Later than one year and not later than five years		498	636

		3,433	4,171

(b) Program expenditure commitments
Amounts contracted but not provided for:
No later than one year		62,008	44,732
Later than one year and not later than five years		98,820	70,110

		160,828	114,842

(c) Non-cancellable operating lease commitments
Minimum lease payments contracted but not provided for:
No later than one year		36,234	38,074
Later than one year and not later than five years		76,410	89,814
Later than five years		41,975	29,259

		154,619	157,147

Less: Total future minimum sub lease payments receivable		—	7

		154,619	157,140

(d) Finance lease commitments
Finance lease commitments are payable:
No later than one year		1,604	1,677
Later than one year and not later than five years		2,162	3,446

		3,766	5,123
Less: Total future finance charges		365	350

		3,401	4,773

Represented by:
Current	17	1,601	945
Non-current	20	1,800	3,828

		3,401	4,773

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

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

30	OUTSIDE EQUITY INTERESTS

	2004	2003

	$000	$000
Outside equity interests in controlled entities comprise:
Interest in share capital	—	—
Interest in reserves	(47)	40
Interest in retained earnings at the end of the financial year	40	(21)

Total outside equity interests	(7)	19

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

31	FINANCIAL INSTRUMENTS

			Fixed interest maturing in:
	Note	Floating interest rate	1 year or less	1 to 5 years	More than 5 years	Non- interest bearing	Total
		$’000	$’000	$’000	$’000	$’000	$’000
2004
Financial assets
Cash	5	17,762	—	—	—	80	17,842
Receivables	6,9	—	—	—	—	137,367	137,367
Investments	11	—	—	—	—	609	609

		17,762	—	—	—	138,056	155,818

Financial liabilities
Payables	16,19	—	—	—	—	255,706	255,706
Bank overdrafts and loans	20	175,000	—	—	—	—	175,000
USD senior unsecured notes	20	210,084	—	—	—	—	210,084
Subordinated debentures	20	45,500	—	—	—	—	45,500
Convertible debentures	20	45	—	—	—	—	45
Lease liabilities	17,20	—	1,601	1,800	—	—	3,401

		430,629	1,601	1,800	—	255,706	689,736

Net financial assets (liabilities)		(412,867)	(1,601)	(1,800)	—	(117,650)	(533,918)

Interest rate swaps *		(250,000)	35,000	165,000	50,000	—	—

Weighted average interest rate							7.04%

2003
Financial assets
Cash	5	20,902	—	—	—	80	20,982
Receivables	6,9	—	—	—	—	130,340	130,340
Investments	11	—	—	—	—	434	434

		20,902	—	—	—	130,854	151,756

Financial liabilities
Payables	16,19	—	—	—	—	252,251	252,251
Bank overdrafts and loans	17,20	175,000	—	—	—	—	175,000
USD senior unsecured notes	17	210,084	—	—	—	—	210,084
Subordinated debentures	20	45,500	—	—	—	—	45,500
Convertible debentures	20	45	—	—	—	—	45
Lease liabilities	17,20	—	945	3,828	—	—	4,773

		430,629	945	3,828	—	252,251	687,653

Net financial assets (liabilities)		(409,727)	(945)	(3,828)	—	(121,397)	(535,897)

Interest rate swaps *		(235,000)	50,000	135,000	50,000	—	—

Weighted average interest rate							5.95%

*	Notional principal amounts

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

31	FINANCIAL INSTRUMENTS (continued)

The terms and conditions of financial instruments at balance date are:

	Security	Facility $’000	Used at Balance Date	Unused at Balance Date	Period to Maturity
Bank loan	Unsecured	700,000	175,000	525,000	4 years	(i)
USD senior unsecured notes	Unsecured	210,084	210,084	—	9 years	(ii)
Bank guarantee	Unsecured	4,962	1,890	3,072	On demand – Note	(v)
Subordinated debentures	Unsecured	45,500	45,500	—	39 years – Note	(iii)
Convertible debentures	Unsecured	45	45	—	34 years – Note	(iv)
Interest swap contracts	Unsecured	250,000	250,000	—	Up to 7 years

Notes:

(i)	In December 2003, The Ten Group Pty Limited, a controlled entity, refinanced its $700m Syndicated Loan Facility to expire December 2008.
(ii)	In 2003, The Ten Group Pty Limited raised funds through USD $125m Senior Unsecured Notes (due March 2013) in the US Private Placement market. The notes have been fully swapped by the use of foreign currency and interest rate swaps into an AUD floating exposure of $210.084m. This amount will be required to be repaid to noteholders upon maturity in March 2013.
(iii)	The 45,500,000 subordinated debentures of $1 each fully paid have a base interest rate of 15%. The rate of interest paid will be adjusted to the rate of dividend distribution (grossed up for Australian non- resident interest withholding tax to the extent such dividends are franked) should the dividend distribution amount exceed the base rate in any year. An equivalent amount of interest is also payable in the same proportion to any additional dividend distributions that may be paid from retained earnings. The notes cannot be redeemed until 30 December 2042, except to the extent that convertible debentures have to be converted. Since inception of the subordinated debentures, The Ten Group Pty Limited has claimed a tax deduction for the interest paid on the debentures each year. As part of the settlement reached with the Australian Taxation Office during the previous year, The Ten Group Pty Limited received debenture interest tax deductions until 30 June 2004.
(iii)	The 455,000 convertible debentures of $1.01 each partly paid to 10 cents have a market linked interest rate and can each be converted to 1,000 ordinary shares at the option of the debenture holder in certain circumstances within 45 years from date of issue. The new ordinary shares would need to be subscribed for at the price of $0.10 per share.
(iv)	Eye Corp Pty Limited has a bank guarantee facility of $5.0m for securing site concessions. This bank guarantee is supported by guarantees of payment from The Ten Group Pty Limited and Eye Corp Pty Limited and its subsidiaries.

Off-balance sheet financial assets and liabilities

Except for the interest rate swap contracts and the foreign currency swap contract in note (ii) above, the consolidated entity has no other off-balance sheet financial assets and liabilities.

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

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

32	EMPLOYEE ENTITLEMENTS

	Note	2004	2003
		$’000	$’000

Employee benefit and related on-costs liabilities
Provision for employee benefits - current	18	12,837	12,940
Provision for employee benefits – non-current	21	1,926	1,796

		14,763	14,736

Number of employees
Number of employees at year end		1,227	1,282

The Ten Executive Option Plan

The Ten Executive Option Plan involves the issue of options in Ten Network Holdings Limited to Executives and senior management of the Company and its controlled entities. The total number of options that may be issued have been limited to 5% of the issued capital of The Ten Group Pty Limited. At balance date total options remaining on issue amounted to 3,040,000. A total of 665,000 of these options are exercisable subject to performance hurdles at a price of $2.41 over the next year. A total of 500,000 of these options are exercisable subject to performance hurdles at a price of $2.25 per share over the next two years. A total of 1,875,000 of these options are exercisable on certain nominated dates at a price of $1.90 per share over the next eight years. All issued options are also subject to various vesting date arrangements. As of balance date, 840,000 options may be exercised, due to hurdle and vesting date preconditions having been met.

During the year ended 31 August 2004, 675,000 options were exercised at a price of $2.11 per share, 200,000 options were exercised at a price of $2.09 per share, 720,000 options were exercised at a price of $2.41 per share, 200,000 options were exercised at a price of $2.25 per share and 5,625,000 options were exercised at a price of $1.90 per share.

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

The Ten Employee Performance Incentive Share Plan

A limited number of senior Executives are invited to participate in a long-term incentive share plan.

For participants the maximum target incentive opportunity is shares to the value of 20% of total remuneration per annum. These shares are bought on market and paid in four equal tranches provided specified performance targets are met. The first tranche is paid on 1 January of the following year with

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

the next 3 tranches of shares being provided on or about each successive anniversary of the first acquisition date. The issue of each tranche of shares is subject to the Executive still being employed by the Company at that date and they must have met their short-term incentive plan targets for the relevant financial year. Whilst employed by the Company the shares are subject to a trading lock for 5 years from issue.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

33	RELATED PARTY INFORMATION

	Note	2004	2003
		$’000	$’000

Ownership interest in related entities
Associated companies - equity accounted	10,26(a)	9,312	8,635
- other	11	2,119	2,119
Joint venture companies	10,26(b)	3,849	1,527

		15,280	12,281

Dividends
Dividends to controlling entities		93,909	44,936

Amounts receivable from/(payable to) related entities
Associated companies
Receivable	6,9	688	688

Related entities
Payable	16	(58,159)	(61,803)
Subordinated debentures	20	(45,500)	(45,500)
Convertible debentures	20	(45)	(45)

		(103,704)	(107,348)

The amount of debenture interest ultimately payable is dependent on the amount of any dividend paid.

Financial transactions with related entities

Entity’s name	Note	Nature of transaction at normal commercial terms
Between controlled entities:

Network Ten Pty Limited	2	Interest on loans $26.4m (2003: $26.4m)
Eye Corp Pty Limited		Purchase of Out-of-home advertising by Network Ten Pty Limited of $0.2m (2003: $0.3m)
Eye Corp Pty Limited		Rental income charged by Network Ten Pty Limited, Network Ten (Adelaide) Pty Limited and Network Ten (Perth) Pty Limited of $0.1m (2003: $0.1m)
Eye Corp Pty Limited		Loan from The Ten Group Pty Limited of $74.6m (2003: $79.4m)
Network Ten Pty Limited	2,3	Debt collection fee revenue of $101.9m (2003: $89.3m) Management fees of $510.5m (2003: $469.0m)
Network Ten (Adelaide) Pty Limited	2,3	Debt collection fee revenue of $13.7m (2003: $11.9m) Management fees of $36.8m (2003: $32.6m)
Network Ten (Perth) Pty Limited	2,3	Debt collection fee revenue of $17.3m (2003: $15.1m) Management fees of $44.5m (2003: $39.7m)
With related entities:

CanWest Global Communications Corp. (Group)	3	Interest on subordinated and convertible debentures $97.9m (2003: $87.8m)

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

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

Loans to/from Directors

There were no loans to Directors of controlled entities during the current period.

Network Agreements

The Company has networking agreements with a number of its controlled entities whereby advertising revenues derived by those controlled entities are assigned to the Company. Revenues assigned by those controlled entities totalled $664.6m (2003: $581.7m). Management fees payable by the Company to controlled entities under the agreements totalled $591.8m (2003: $541.4m). Debt collection fees are also collected by the Company totalling $132.9m (2003: $116.3m).

Controlling Entities

The ultimate parent entity in the wholly owned group is The Ten Group Pty Limited. The ultimate parent entity is Ten Network Holdings Limited, a company listed on the Australian Stock Exchange, which at 31 August 2004 had a beneficial interest of 84.31% (2003: 84.06%) and an economic interest of 42.82% (2003: 42.35%).

34	CONTINGENT LIABILITIES

General

As part of its normal operations as a television broadcaster, the consolidated entity has received writs for defamation and various claims for damages. At balance date, the aggregate of all such claims will not give rise to any material liability.

Details and estimates of other maximum amounts of contingent liabilities are as follows:

	2004	2003
	$’000	$’000
Unsecured guarantees by the parent entity and consolidated entity in respect of leases of controlled entities	43,706	34,856
Unsecured guarantees by the parent entity and consolidated entity in respect of leases of controlled entities	1,890	1,910

	45,596	36,766

No material losses are anticipated in respect of any of the above contingent liabilities.

35	SEGMENT INFORMATION

Business segments

The consolidated entity is organised into the following divisions by service type.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

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

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

35	SEGMENT INFORMATION (continued)

Primary reporting – business segments

2004	Television	Out-of-home	Eliminations/ Unallocated	Consolidated
	$’000	$’000	$’000	$’000
Revenue
Sales to external customers	755,663	76,267	—	831,930
Inter-segment sales	116	207	(323)	—

Total sales revenue	755,779	76,474	(323)	831,930
Other revenue	895	311	—	1,206

Total revenue	756,674	76,785	(323)	833,136

Segment Result
Result	271,756	11,896	—	283,652
Share of associates’ and joint ventures’ profit	335	3,231	—	3,566

Segment operating profit	272,091	15,127	—	287,218
Depreciation	(14,544)	(4,025)	—	(18,569)
Amortisation	—	(3,517)	—	(3,517)

Operating income	257,547	7,585		265,132
Borrowing costs				(127,933)
Interest revenue				787

Profit before tax				137,986
Income tax expense				(44,787)

Net Profit after tax				93,199

Depreciation and amortisation	14,544	7,542	—	22,086
Assets
Segment assets	1,421,642	108,848	—	1,530,490
Investments in associates and joint ventures	8,186	7,094	—	15,280

Consolidated total assets				1,545,770

Liabilities
Segment liabilities	938,107	23,529	—	961,636

Acquisitions of non-current assets	7,238	2,473	—	9,711

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

35	SEGMENT INFORMATION (continued)

2003	Television	Out-of-home	Eliminations/ Unallocated	Consolidated
	$’000	$’000	$’000	$’000
Revenue
Sales to external customers	660,384	69,481	—	729,865
Inter-segment sales	119	289	(408)	—

Total sales revenue	660,503	69,770	(408)	729,865
Other revenue	3,033	97	—	3,130

Total revenue	663,536	69,867	(408)	732,995

Segment Result
Result	210,308	2,808	—	213,116
Share of associates’ and joint ventures’ profit	193	2,237	—	2,430

Segment operating profit	210,501	5,045	—	215,546
Depreciation	(12,883)	(4,743)	—	(17,626)
Amortisation	—	(3,517)	—	(3,517)

Operating income	197,618	(3,215)	—	194,403
Non-recurring Items	(20,000)	—	—	(20,000)
Borrowing costs				(117,333)
Interest revenue				2,539

Profit before tax				59,609
Income tax revenue/(expense)
Normal				(23,503)
Non-recurring				50,726

Net Profit after tax				86,832

Depreciation and amortisation	12,883	8,260	—	21,143
Other non-cash expenses	20,000	—	—	20,000
Assets
Segment assets	1,416,377	112,720	—	1,529,097
Investments in associates and joint ventures	7,962	4,319	—	12,281

Consolidated total assets				1,541,378

Liabilities
Segment liabilities	927,216	26,419	—	953,635

Acquisitions of non-current assets	27,666	2,206	—	29,872

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

36	NOTES TO THE STATEMENTS OF CASH FLOWS

	2004	2003	2002
	$’000	$’000	$’000
Reconciliation of profit from ordinary activities after income tax to net cash flow from operating activities
Net profit from ordinary activities after income tax	93,199	86,832	(158,281)

Non-cash revenue	(3,566)	(2,430)	(916)
Non-cash expenses	23,248	21,143	28,550
Dividends from associates	200	1,915	280
Loss on sale of non-current assets	21	73	(459)
Profit on sale of investments	(517)	—	—
Write down of program rights – Columbia features	—	20,000	—
Non-cash tax benefit due to tax consolidations	—	(44,726)	—
Write down of Out-of-home goodwill and other charges	—	—	178,422
Write down of non-current assets	—	—	20,015
Debenture interest	97,887	87,791	6,825
Amount paid from provisions	(1,310)	(17,123)	(10,111)
Net increase in tax provisions	7,288	55,162	(17,486)
Net increase/(decrease) in accrued revenue and expense items in payables/(receivables)	(8,241)	(10,702)	(23,747)

Net cash flow from operating activities	208,209	197,935	23,092

Non cash financing and investing activities

During 2003, Ten Network Holdings Limited issued 350,000 shares to Copplemere Pty Limited in consideration for the acquisition by Ten Network Holdings Limited from Copplemere Pty Limited of 350,000 shares in The Ten Group Pty Limited pursuant to the relevant exchange deeds detailed in the Prospectus.

37	DEED OF CROSS GUARANTEE

There are two separate Deeds of Cross Guarantee within the consolidated entity. The Ten Group Pty Limited is the holding company under the first of the Deeds and those wholly owned subsidiaries party to The Ten Group Pty Limited Deed are listed in Note 25, reference note (i).

Eye Corp Pty Limited is the holding company under the second Deed of Cross Guarantee and those wholly owned subsidiaries party to the Eye Corp Pty Limited Deed are listed in Note 25, reference note (ii).

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

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

37	DEED OF CROSS GUARANTEE (continued)

An abridged consolidated statement of financial performance and consolidated statement of financial position, comprising The Ten Group Pty Limited and controlled entities which are a party to The Ten Group Pty Limited Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee, at 31 August is set out below:

	Consolidated
	2004	2003
	$’000	$’000
Abridged Statement of financial performance
Profit/(loss) from ordinary activities before income tax	130,800	63,884
Income tax benefit/(expense) relating to ordinary activities	(42,791)	27,894

Profit/(loss) from ordinary activities after income tax	88,009	91,778
Profit/(loss) from extraordinary items after income tax	—	—

Net profit/(loss)	88,009	91,778
Retained profits at the beginning of year	16,021	21,953
Adjustment to retained profits at beginning of year on initial adoption of AASB 1020 Income Taxes	—	(44,108)

	104,030	69,623
Dividends provided or paid	(111,466)	(53,602)

Retained earnings at end of year	(7,436)	16,021

Statement of financial position
Cash assets	14,520	19,375
Receivables	123,238	116,641
Inventories	130,947	122,411
Current tax receivable	—	—
Other	3,072	1,076

Total current assets	271,777	259,503

Receivables	71,697	74,121
Inventories	1,814	3,005
Investments accounted for using the equity method	6,067	5,843
Other financial assets	27,119	27,119
Property, plant and equipment	64,467	71,806
Intangibles	1,077,823	1,077,823
Other	1,762	1,268

Total non-current assets	1,250,749	1,260,985

Total assets	1,522,526	1,520,488

Payables	211,171	204,494
Current tax liabilities	9,123	15,021
Provisions	14,318	14,612

Total current liabilities	234,612	234,127

Payables	6,591	9,378
Interest-bearing liabilities	430,630	430,630
Deferred tax liabilities	237,351	224,286
Provisions	1,926	1,796

Total non-current liabilities	676,498	666,090

Total liabilities	911,110	900,217

Net assets	611,416	620,271

Contributed equity	74,649	59,934
Reserves	544,203	544,316
Retained earnings	(7,436)	16,021

Total Equity	611,416	620,271

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

38	DIVIDENDS

Dividends proposed or paid by the Company are:

	Cents per share	Total amount	Date of Payment	Tax rate for franking credit	Percentage franked
		$’000
2004
December dividend paid
Normal dividend	9.7	45,282	19 December 2003	30%	100%
Special dividend	5.5	25,676	19 December 2003	30%	100%
June dividend paid	8.627	40,508	30 June 2004	30%	100%

2003
December dividend paid	6.6	30,032	20 December 2002	30%	100%
June dividend paid	5.1	23,570	30 June 2003	30%	100%

	The Company
	2004	2003
	$’000	$’000
Dividend franking account
Franking credits (30%) available for the subsequent financial year	37,080	51,609

The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:

(a)	franking credits that will arise from the payment of income tax payable as at the reporting date;

(b)	franking debits that will arise from the payment of dividends proposed or provided as at the reporting date;

(c)	franking credits that will arise from the receipt of dividends recognised as receivables at reporting date; and

(d)	franking credits that may be prevented from being distributed in the subsequent year.

39	SUBSEQUENT EVENTS

On 23 September 2004 (effective purchase date 1 September 2004), Eye Corp Pty Limited, a controlled entity, acquired the remaining 50% of the Eye Village Joint Venture and plant and equipment previously held by Village Roadshow for cash consideration of $14.9m. Refer Note 26(b) for details of the Eye Village Joint Venture.

Other than the above, no matters or circumstances have arisen since balance date that have significantly affected or may significantly affect:

•	the operations in financial years subsequent to 31 August 2004 of the consolidated entity and the entities it controls from time to time; or

•	the results of those operations; or

•	the state of affairs in financial years subsequent to 31 August 2004 of the consolidated entity.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

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

Under AUS GAAP, amounts paid on the acquisition of television licenses are not amortised. Under US GAAP, in the years prior to 2002, these intangible assets were amortised on a straight-line basis over forty years. Upon adoption of SFAS142 on September 1, 2001, the Company deemed these licenses to have an indefinite life and therefore ceased amortisation.

(c)	Investment Securities

Under AUS GAAP, shares in listed securities were carried at original cost unless a permanent diminution in the value of an equity security occurs. In circumstances where there has been a permanent diminution the loss is taken to the profit and loss statement. For US GAAP purposes, the Company, in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” classified its quoted equity securities as available-for-sale. Accordingly, the securities were carried at fair value with changes in fair value (net of tax) being recorded as an item of other comprehensive income until realised. Realised gains and losses on securities classified as available-for-sale, along with the associated deferred tax, were recorded in earnings in the year of sale based on the specific identification of each individual security sold. A decline in the fair value of available-for-sale securities below cost that is deemed to be other than temporary was charged to earnings, resulting in the establishment of a new cost basis for the security.

(d)	Executive Option Plan

Under AUS GAAP, no charge attributable to the options issued under the Ten Executive Option Plan has been recognised in the profit and loss statements. Under US GAAP, the Company, as permitted by SFAS No. 123, “Accounting for Stock Based Compensation,” follows the provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related provisions in accounting for compensation expense related to the issuance of stock options. Under APB No. 25, the

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

Ten Executive Option Plan would be treated as a variable stock award plan and, as such, the compensation expense recognised over the life of the plan would be adjusted in each accounting period for changes in the quoted market price of the shares. Compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the measurement date over the exercise price, multiplied by the number of options issued. The total compensation cost is amortised over the service (vesting) period. The compensation expense has no net equity impact as share capital is increased as the compensation cost is recorded over the vesting period.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

40	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(e)	Purchase Price Allocation

Under AUS GAAP a deferred tax liability was recognised in the 2003 financial year representing predominantly the difference between the book and tax value of television licences arising from book value revaluations recorded against asset revaluation reserve. AASB 1020 “Income taxes” required the company to revisit purchase price allocations on the acquisition of television licenses. The revaluation of licenses occurred partially as a pre-acquisition revaluation and subsequent to acquisition. Under AUS GAAP the deferred tax liability was therefore partially recorded against the asset revaluation reserve (reflecting the variance in book and tax values arising from equity) and partially against opening retained earnings (reflecting the variance in book and tax values from pre-acquisition revaluation reserves recorded against opening retained earnings in the Company’s purchase price accounting). No such opening retained earnings entry was recorded under US GAAP.

US GAAP required deferred tax amounts to be recorded in purchase combinations. A deferred tax asset arose which was recognised on the basis that it is “more likely than not” that those amounts will be realised. Recognition of such deferred tax asset created negative goodwill, which the Company proportionately allocated against certain non-current assets.

(f)	Capitalised Costs

Under AUS GAAP material items of expenditure relating to the introduction of digital television are capitalised to the extent that management consider that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Under US GAAP such development costs are written off as incurred.

(g)	Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income” requires the reporting and display of comprehensive income and its components in financial statements. Comprehensive income consists of net income and other gains and losses affecting shareholders’ equity that, under US GAAP are excluded from net income.

(h)	Deferred Tax

For US GAAP purposes, in addition to the deferred tax accounting recognised in respect of business combinations, as described in Note 40 (e), the deferred tax effects of the various differences between US GAAP and AUS GAAP are also recorded.

(i)	Tax consolidation

In 2003, the group adopted Australian tax consolidation legislation which allowed an uplift in the tax cost base of the underlying assets. The impact of the uplift is recorded in the group’s deferred tax accounting. Under AUS GAAP, the uplift in the tax base of assets was recorded as a credit to income tax expense and asset revaluation reserve. This reflects the reversal of the income statement impact of the initial recognition of the deferred tax

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

liability with the balance of the movement relating to the revaluation of assets. Under US GAAP, the full uplift in the tax base of assets is recorded direct to the income statement as no revaluation of assets is recorded under US GAAP as described in Note 40 (a).

(j)	Derivative Instruments

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

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

40	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(k)	Goodwill and Other Intangible Assets

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

(l)	Foreign currency translation

Under AUS GAAP, the Company records an unrealised gain or loss arising on the translation of foreign currency subsidiaries in a translation reserve in shareholders’ equity. Under US GAAP, any unrealised foreign currency gain or loss arising on translation of foreign subsidiaries is recorded in Other Comprehensive Income.

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

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003.

The provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS 149 should be applied prospectively. The Company has adopted this Statement which had no material impact on its results of operations and financial position.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

40	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(n)	Recently issued financial accounting standards (continued)

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer’s accounting for three types of freestanding financial instruments, namely:

•	Mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

•	Financial Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its equity shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

•	Unconditional obligations that can be settled with equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer’s equity shares.

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

SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company has adopted this Statement which had no material impact on its results of operations and financial position.

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

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

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

In January 2003, the FASB Interpretation No. 46R (“FIN 46R”) Consolidation of Variable Interest Entities, an Interpretation of ARB No.51. FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46R are effective immediately for those variable interest entities created after January 31, 2003. The provisions are effective for interim or annual periods beginning after December 15, 2003 to all variable interest entities created prior to February 1, 2003. The Company has adopted this Statement which had no material impact on its results of operations and financial position.

THE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

40	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(n)	Recently issued financial accounting standards (continued)

On December 16, 2004, the FASB issued Statement No. 123R (“SFAS 123R”), Share-Based Payments. SFAS 123R amends SFAS No. 123, Accounting for Stock-Based Compensation and SFAS No. 95, Statement of Cash Flows and supersedes APB Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees. SFAS 123R addresses the accounting for share-based payment transactions in which an entity receives employee services or goods in exchange for equity instruments of the enterprise. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.

The statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by APB 25. SFAS 123R generally requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grand-date fair value of those awards and recognized as expenses. The standard requires that the modified prospective method be used, which requires that the fair value of new awards granted from the beginning of the year of adoption (plus unvested awards at the date of adoption) be expensed over the vesting period. The statement encourages the use of the “binomial” approach to value stock options. In addition, excess tax benefits will be recognized as an addition to paid-in capital. Cash retained as a result of those excess tax benefits will be reported as a financing cash inflow rather than as a reduction of taxes paid.

The effective date of SFAS 123R for public companies is effective for interim periods and fiscal years beginning after June 15, 2005. The Company will adopt this Statement in the 2006 financial year and currently anticipates it will have no material impact on its results of operations and financial position.

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

FOR THE YEAR ENDED 31 AUGUST 2004

(In Australian dollars)

40	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The application of accounting principles generally accepted in the United States, as described above, would have had the following approximate effect on consolidated net income and stockholders’ equity.

	2004	2003	2002
	(A$’000)	(A$’000)	(A$’000)
Net income as reported in the profit and loss statements under AUS GAAP	93,220	86,886	(128,491)
Adjustments required to accord with US GAAP
Depreciation expense (a)	—	10	56
Executive Option Plan (d)	(2,989)	(2,656)	(568)
Capitalised costs (f)	—	—	5,036
Fair value of financial instruments (j)	8,493	(9,521)	2,302
Amortisation of goodwill (k)	2,805	2,805	10,043
Additional writedown of goodwill to recoverable amount (k)	—	—	(10,043)
Income tax consolidation (e), (i)	—	16,667	—
Tax effect of adjustments (h)	(2,548)	2,853	(2,218)

Net income under US GAAP	98,981	97,044	(123,883)

Other comprehensive income (g):
Foreign currency translation (l)	(52)	(431)	—
Unrealised holding gains/(losses) on available-for-sale securities (net of tax) (c)	—	—	4,708

Comprehensive income/(loss)	98,929	96,613	(119,175)

	2004	2003
	(A$’000)	(A$’000)
Shareholders’ equity as reported in the balance sheet under AUS GAAP	584,141	587,724

Adjustments required to accord with US GAAP
Impact of tax consolidation on revaluation of assets (e), (i)	225,413	225,413
Revaluation of assets (a)	(751,270)	(751,270)
Accumulated depreciation – PPE (a)	12,919	12,919
Accumulated amortisation – Intangibles (b)	(50,629)	(50,629)
Fair value of financial instruments (j)	(2,500)	(10,993)
Amortisation of goodwill (k)	5,610	2,805
Impact of tax consolidation (e), (i)	44,115	44,115
Tax effect of adjustments (h)	19,965	22,513

Shareholders’ equity under US GAAP	87,764	82,597

2004
(A$’000)
Reconciliation of US GAAP shareholders equity
Opening shareholders equity under US GAAP	82,597
US GAAP comprehensive income (g)	98,929
Share capital movements	17,704
Dividends paid	(111,466)

Closing shareholders’ equity under US GAAP	87,764

T HE TEN GROUP PTY LIMITED AND CONTROLLED ENTITIES

DIRECTOR’S DECLARATION

The Directors declare that the financial statements and notes set out on pages 3 to 47:

(a)	comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b)	give a true and fair view of the Company’s and consolidated entity’s financial position as at 31 August 2004 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

(c)	accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the determination of consolidated shareholders’ equity and financial position, as of 31 August 2004 and 2003 and the determination of the consolidated results of operations for each of the three years ended 31 August 2004 to the extent summarised in Note 40 to the consolidated financial statements.

In the Directors’ opinion:

(a)	the financial statements and notes are in accordance with the Corporations Act 2001; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c)	at the date of this declaration, there are reasonable grounds to believe that the Company and the subsidiaries identified in Note 25, reference note (i), will be able to meet any obligations or liabilities to which they are, or may become, subject to by virtue of the deed of cross guarantee between the Company and those subsidiaries pursuant to ASIC Class Order 98/1418.

SIGNED in Sydney on 13 October 2004 except for Note 40 which is dated 2 February 2005, in accordance with a resolution of the Directors.

/s/ NG Falloon

NG Falloon

Chairman

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS

OF THE TEN GROUP PTY LIMITED

We have audited the accompanying consolidated statements of financial position of The Ten Group Pty Limited and its controlled entities as of 31 August, 2004 and 2003, and the related consolidated statements of financial position and cash flows for each of the three years in the period ended 31 August 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Australia and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Ten Group Pty Limited and its controlled entities at 31 August 2004 and 2003 and the results of their operations and cash flows for each of the three years in the period ended 31 August 2004, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended 31 August 2004 and the determination of consolidated shareholders’ equity at 31 August 2004 and 2003 to the extent summarized in Note 40 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Chartered Accountants

Sydney, Australia

13 October 2004