Form 20-F
period 2005-08-31
CANWEST MEDIAWORKS INC
filed 2006-02-14
CIK 1158672

As filed with the Securities and Exchange Commission on February 14, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: August 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

333-13878

(Commission file number)

CanWest MediaWorks Inc.

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

31st Floor, CanWest Global Place

201 Portage Avenue

Winnipeg, Manitoba, Canada R3B 3L7

(Address of principal executive offices)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

8% Series B Senior Subordinated Notes due 2012

Outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2005:

22,786 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐        Accelerated filer  ☐         Non-accelerated filer    ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

ii

(CONTINUED)

iii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Canadian GAAP

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and accounting principles generally accepted in the United States, or U.S. GAAP, see note 23 to our audited consolidated financial statements for the three years ending August 31, 2005. We state our financial statements in Canadian dollars.

Consolidation of TEN Group

Effective May 31, 2004 for U.S. GAAP and effective September 1, 2004 for Canadian GAAP, we began consolidating the results of TEN Group in accordance with the requirements of new accounting pronouncements. The change was applied retroactively with the restatement of prior periods. The effect of this change is significant and is fully described in notes 1 and 23 to our audited consolidated financial statements for the year ended August 31, 2005.

Non-GAAP Financial Measures

We present “operating income before amortization” as a non-GAAP financial performance measure in various places throughout this annual report. Investors in our industry and analysts assessing our industry routinely use operating income before amortization as a supplementary non-GAAP financial measure to evaluate operating performance. Its use for these purposes is widespread and recognized by the industry in which we operate. In addition to these purposes, we also use operating income before amortization to evaluate our business segment profitability in making strategic resource allocations. Operating income before amortization is equal to net earnings adjusted to exclude amortization, interest and other financing expenses, investment income, loan impairments, goodwill impairment, asset impairment, losses on debt extinguishment, income taxes, earnings in equity accounted affiliates, minority interests and realized currency translation adjustments. A reconciliation of operating income before amortization to net earnings, the most directly comparable GAAP measure, is contained in “Item 5. Operating and Financial Review and Prospects.”

Amounts presented in accordance with our definition of operating income before amortization may not be comparable to similar measures disclosed by other companies, since not all companies and analysts calculate this non-GAAP measure in the same manner.

Operating income before amortization is not a measure of financial performance in accordance with Canadian or U.S. GAAP. Although we believe operating income before amortization will enhance your understanding of our financial performance, this non-GAAP financial measure, when viewed individually, is not a substitute for, nor is it necessarily a better indicator of any trend than, net earnings computed in accordance with GAAP.

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

Other Information

In this annual report:

•	References to “we,” “us,” “our,” “the Company” or “CanWest MediaWorks” refer, unless we otherwise indicate or the context otherwise requires, to CanWest MediaWorks Inc. and its consolidated subsidiaries.

•	References to “CanWest” are to CanWest Global Communications Corp.

•	References to the “Fund” and to the “Income Fund” are to the CanWest MediaWorks Income Fund.

•	References to the “Limited Partnership” are to the CanWest MediaWorks Limited Partnership.

•	References to “CanWest MediaWorks (NZ)” are to CanWest MediaWorks (NZ) Limited.

•	References to “CanWest Publications” refer to the newspapers and Internet assets acquired by us from Hollinger International Inc., Southam Inc., Hollinger Canadian Newspapers Limited Partnership and HCN Publications Company on November 16, 2000, including a 100% interest in the National Post and excluding those publications that have since been sold.

•	References to the “Publications Group” are to our Canadian publishing and online operations, excluding the National Post, and to certain shared service operations which were transferred to the Limited Partnership on October 13, 2005.

•	References to “CDN$” or “$” are to Canadian dollars.

•	References to “A$” are to Australian dollars.

•	References to “€” are to the euro.

•	References to “Network TEN” are to Australia’s TEN Television Network, which is owned and operated by the TEN Group.

•	References to “TEN Group” are to the TEN Group Pty Limited.

•	References to “NZ$” are to New Zealand dollars.

•	References to “US$” are to U.S. dollars.

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

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated historical financial data of CanWest MediaWorks for the periods indicated. Our selected financial data presented for, and as of the year end of, each of the years ended August 31, 2003 through 2005 are derived from our audited financial statements, which were audited by PricewaterhouseCoopers LLP, independent auditors.

The selected financial data are not necessarily indicative of our future results of operations. Our financial statements have been prepared in Canadian dollars and in accordance with Canadian GAAP. The selected financial data in the following tables should be read in conjunction with our audited financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

Effective May 31, 2004 for U.S. GAAP and effective September 1, 2004 for Canadian GAAP, we began consolidating the results of TEN Group in accordance with the requirements of new accounting pronouncements. The change has been applied retroactively with restatement of prior periods. The effect of this change is significant and is fully described in notes 1 and 23 to our audited consolidated financial statements for the three year period ended August 31, 2005.

For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 23 to our audited consolidated financial statements for the three year period ended August 31, 2005.

	For the fiscal year ended August 31,
	2001	2002	2003	2004	2005
	Revised (1)	Revised (1)	Revised (1)	Revised (1)
	(in thousands of Canadian dollars)
Income Statement Data: (2)
Revenue	$2,212,485	$2,725,924	$2,790,484	$2,911,400	$3,072,542
Operating expenses, selling, general and administrative expenses and restructuring expenses	1,658,235	2,111,125	2,138,241	2,194,302	2,352,305

	554,250	614,799	652,243	717,098	720,237
Amortization of intangibles and goodwill	100,121	18,200	18,135	18,182	20,341
Amortization of property, plant and equipment and other amortization	74,096	94,530	92,881	93,512	95,565

Operating Income	380,033	502,069	541,227	605,404	603,301
Net financing expenses (3)	(359,439)	(382,065)	(384,794)	(341,671)	(261,287)
Foreign exchange gains (losses)	—	—	3,928	44,976	71,191
Interest rate and foreign currency swap losses	—	(1,631)	(23,015)	(110,860)	(188,506)
Investment gains and losses and dividend income	58,009	19,863	12,772	124,040	1,527
Loss on debt extinguishment	—	—	—	—	(43,992)
Goodwill impairment	—	(56,114)	—	—	(41,406)
Asset impairment	—	—	—	—	(9,629)
Loan impairment (4)	—	—	—	(418,746)	(11,390)

	78,603	82,122	150,118	(96,857)	119,809

	For the fiscal year ended August 31,
	2001	2002	2003	2004	2005
	Revised (1)	Revised (1)	Revised (1)	Revised (1)
	(in thousands of Canadian dollars)
Provision for (recovery of) income taxes	34,012	64,787	(46,336)	37,760	21,002

Earnings (losses) before the following	112,615	17,335	196,454	(134,617)	98,597
Minority interests	(40,406)	18,583	(80,637)	(80,349)	(96,597)
Interest in earnings (losses) of other equity accounted affiliates	(13,551)	(1,523)	(1,332)	2,731	2,043
Realized currency translation adjustments	(7,200)	(1,000)	922	(7,023)	622

Net earnings (losses) for the year	$51,458	$33,395	$115,407	$(219,258)	$4,875

Balance Sheet Data (at period end):
Total assets	6,809,958	6,325,258	5,971,781	5,509,528	5,304,426
Share capital	437,107	437,107	438,838	438,838	438,838
Shareholder’s equity	1,302,444	1,316,207	1,454,509	1,254,572	1,255,682
U.S. GAAP Data:
Net earnings (losses) for the year	$16,170	$175,680	$68,172	$(182,845)	$(12,915)
Total assets	6,744,136	6,508,801	6,158,635	5,616,209	5,484,116
Shareholder’s equity	1,231,172	1,523,624	1,583,034	1,398,463	1,339,392

(1)	Certain balances have been revised for the consolidation of TEN Group. See note 1 to our audited consolidated financial statements for the year ended August 31, 2005.

(2)	Income statement data in the periods presented were impacted by the following business acquisitions and divestitures:

•	In November 2000, we acquired CanWest Publications;

•	In January 2001, we acquired the remaining shares of RadioWorks New Zealand Limited, a New Zealand national radio operation;

•	In March 2001, we restructured our controlling interest in Ireland’s TV3, at which time we began to proportionately consolidate its results;

•	In August 2001, we disposed of ROBTv, a specialty cable channel;

•	In September 2001 and October 2001, we disposed of our television stations, CFCF (Montreal) and CKVU (Vancouver);

•	In September 2001, we gained effective control of the National Post and began consolidating its financial results (we acquired the remaining 50% not already owned in April 2002);

•	In August 2002, through TEN Group, we acquired the remaining 40% of Eye Corp.;

•	In August 2002 and February 2003, we disposed of certain community newspapers; and

•	In September 2004, we acquired the remaining 50% of Eye Shop.

Income statement data under Canadian GAAP for the fiscal year ended August 31, 2001 were impacted by the adoption of new standards in respect of accounting for income taxes.

Income statement data under Canadian and U.S. GAAP for the fiscal year ended August 31, 2002 were impacted by the adoption of new standards in respect of accounting for goodwill and other intangibles. Net earnings, adjusted to exclude amortization of goodwill and indefinite life intangibles, for the years ended August 31, 2001 would have increased by $69,079 under Canadian GAAP.

Income statement data under Canadian and U.S. GAAP were impacted by the adoption of new accounting policies related to the consolidation of variable interest entities. As indicated in note 1 of our audited consolidated financial statements contained herein, effective September 1, 2004 we began consolidating the operations of TEN Group. This change was made retroactively with the restatement of prior periods.

(3)	Net financing expenses include interest expense, interest income, and amortization of deferred financing costs.

(4)	Loan impairments include a provision of $11 million (in 2004, the provision was $419 million) for the impairment of loans to Fireworks Entertainment and CanWest Entertainment, affiliated companies controlled by CanWest.

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

Year Ended	Average (1)		High		Low		Period End
August 31, 2001	US$	0.6539	US$	0.6787	US$	0.6334	US$	0.6461
August 31, 2002		0.6358		0.6618		0.6199		0.6415
August 31, 2003		0.6790		0.7495		0.6273		0.7220
August 31, 2004		0.7522		0.7879		0.7159		0.7595
August 31, 2005		0.8163		0.8493		0.7652		0.8411

Month	Average (2)		High		Low		Period End
August 2005	US$	0.8308	US$	0.8411	US$	0.8205	US$	0.8411
September 2005		0.8510		0.8613		0.8416		0.8613
October 2005		0.8513		0.8613		0.8413		0.8474
November 2005		0.8470		0.8579		0.8361		0.8566
December 2005		0.8606		0.8690		0.8522		0.8577
January 2006		0.8634		0.8739		0.8528		0.8739
February 2006 (through February 9, 2006)		0.8712		0.8770		0.8669		0.8731

(1)	The average of the noon buying rates on the last business day of each month during the period.

(2)	The average of the lowest and the highest noon buying rates during the month.

On February 9, 2006, the Bank of Canada noon rate for Canadian dollars was:

•	A$1.1808 per CDN$1.00;

•	€0.7298 per CDN$1.00;

•	NZ$1.2895 per CDN$1.00; and

•	US$0.8731 per CDN$1.00.

RISK FACTORS

Risks Relating to Our Debt

Our substantial debt could adversely affect our financial condition and prevent us from fulfilling our obligations.

We have a substantial amount of debt. As of August 31, 2005, we had $2,904 million in consolidated long-term debt (including the current portion) and consolidated shareholder’s equity of $1,256 million, resulting in a total debt to capitalization ratio of 70%. Our consolidated debt at August 31, 2005 includes obligations under our senior notes, our senior subordinated notes and our credit facility, as well as the debt of our consolidated subsidiaries, TEN Group, CanWest MediaWorks (NZ) Limited and TV3 Ireland. On October 13, 2005, we utilized proceeds in connection with the initial public offering of the Fund and proceeds from our new senior secured credit facilities to repay substantially all of our 7 5/8% unsecured notes and our 10 5/8% subordinated notes and fully settle our old senior secured credit facility. As a result, our consolidated debt was reduced by $400 million. As at October 13, 2005, the covenants under our new credit facilities permitted additional borrowings of $471 million.

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

In addition, a portion of our debt bears interest at variable rates. An increase in the interest rates on the debt will reduce the funds available to repay our debt obligations and other debt and for operations and future business opportunities and will intensify the consequences of our leveraged capital structure.

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

Based on the amount of our current indebtedness after giving effect to the income fund transactions described herein, we estimate annual cash needs of approximately $157 million to pay cash interest expense. We cannot assure you that our business will generate sufficient cash flow or that future borrowings will be available to us in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. If our future cash flow from operations, including distributions from our non-wholly-owned subsidiaries and investments, and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional equity capital or restructure or refinance all or a portion of our debt on or before maturity. We cannot assure you that we will be able to refinance any of our debt on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt and other future debt may limit our ability to pursue any of these alternatives.

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

All of these restrictive covenants may restrict our ability to expand our business or to pursue our business strategies. Our ability to comply with these and other terms of our indebtedness may be affected by changes in our business condition or results of operations, adverse regulatory developments or other events beyond our control. The breach of any of these covenants would result in a default under our debt. A default could allow our creditors to accelerate the related debt, as well as any other debt to which a cross-acceleration or cross-default provision applies. If our indebtedness were to be accelerated, we cannot assure you that we would be able to repay it. In addition, a default could give the lenders the right to terminate any commitments they had made to provide us with further funds.

Risks Relating to Our Business

Control of CanWest by Holder of Multiple Voting Shares.

We are a wholly-owned subsidiary of CanWest. All of CanWest’s multiple voting shares and 3,462,894 of its subordinate voting shares are held by CanWest Communications Corporation (“CanWest Communications”) and its wholly-owned subsidiaries, the shares of which are indirectly owned and controlled by Ruth Asper, David A. Asper, Gail S. Asper, and Leonard J. Asper, who are senior officers and directors of CanWest. (David Asper, Gail Asper and Leonard Asper are referred to as the “Asper siblings.”)

CanWest Communications and the Asper siblings have entered into a Nomination Agreement under which each of the Asper siblings agreed to serve as a director of CanWest and CanWest Communications agreed to vote in favor of individuals nominated by the Asper siblings to serve as directors of CanWest and who together constitute at least a majority of the directors of CanWest but as close to a simple majority as possible. The Nomination Agreement provides that each of the Asper siblings is entitled to nominate an equal number of directors of CanWest. Such nominees will be provided to the Governance and Nominating Committee of the Board of CanWest, which has overall responsibility for recommending nominees to the Board of CanWest.

In addition to entering into the Nomination Agreement, the three Asper siblings together with Mrs. Ruth M. Asper have entered into a Shareholders Agreement to grant each other certain rights and obligations with respect to the holding and disposition of securities of CanWest and with respect to the shares of the corporation through which such shares are indirectly held. The Shareholders Agreement also provides that if the multiple voting shares of CanWest are in the future held by parties to the Shareholders Agreement rather than through CanWest Communications, such shares will be voted for the election of directors of CanWest substantially in the same manner as provided in the Nomination Agreement.

As a result, the controlling shareholders will likely have the ability to control all matters submitted to CanWest’s shareholders for approval, including the election and removal of directors, amendments to our articles and by-laws and approval of any business combination. Our controlling shareholders may have interests that are different from those of our noteholders.

We may not be able to effectively manage growth.

We intend to continue to increase our business in Canada and in foreign markets, to further expand the types of businesses in which we engage and to make selective acquisitions. The growth and expansion of our business has placed, and will continue to place, a significant demand on management resources. To manage growth effectively, we must maintain a high level of content quality, efficiency and performance and must continue to enhance our operational, financial and management systems, and attract, train, motivate and manage our employees. We may not be able to effectively manage this expansion and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

We operate in highly competitive industries.

Participants in the broadcasting and publishing industries depend primarily upon the sale of advertising and paid subscriptions to generate revenue. Competition for advertising, subscribers, viewers, listeners, readers and distribution is intense and comes from broadcast television stations and networks and specialty cable channels; radio; local, regional and national newspapers; direct mail; and other communications and advertising media that operate in these markets. Our competitors include both privately-owned companies and government-owned market participants. In addition, there is increasing consolidation in the Canadian broadcasting, publishing and other media industries and competitors increasingly include market participants with interests in multiple industries and media. We cannot assure you that existing and future competitors will not pursue or be capable of achieving similar or competitive business strategies. Some of our competitors have greater financial and other resources than we do. Our ability to compete successfully depends on a number of factors, including our ability to secure popular television programs and high quality editorial content, our ability to achieve high distribution levels and subscriptions and our ability to generate advertising revenue. We cannot assure you that we will be able to compete successfully in the future against existing or potential competitors, or that increased competition will not have a material adverse effect on our business, financial condition or results of operations.

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

The media industry is experiencing rapid and significant technological changes that may result in alternative means of program and content transmission that could have a material adverse effect on our business, financial condition or results of operations. The continued growth of the internet has presented alternative content distribution options that compete with traditional media. Further, in each of our broadcasting markets, industry regulators have authorized direct-to-home satellite, microwave and cable services, and may authorize other alternative methods of transmitting television, radio and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies or may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited. If we are unable to make required technological improvements and to successfully respond to changes in technology, it could have a material adverse effect on our ability to successfully compete in the future.

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

Our revenue and profitability depend on the sale of advertising. Our revenues were negatively affected by the impact of the September 11th tragedy on advertising expenditures in 2001 and, more recently, were modestly affected by the war in Iraq in early 2003. If there are further acts of terrorism or other hostilities, or if other future financial, political, economic and other uncertainties arise, this could lead to a reduction in advertising expenditures, which could materially adversely affect our business, financial condition or results of operations.

We may be adversely affected by variations in television programming acquisition costs.

The most significant cost in the broadcasting businesses is television programming. We cannot assure you that our broadcasting operations will not be exposed in the future to volatile or increased television programming costs which may adversely affect our operating results. Developments in cable, satellite or other forms of distribution could also affect both the availability and the cost of programming and increase competition for advertising expenditures. In addition, the production and distribution costs of television and other forms of entertainment, as well as television programming costs, may increase. Moreover, programs may be purchased for broadcasting two to three years in advance, making it difficult to predict how such programs will perform. In some instances, programs must be replaced before their costs have been fully amortized, resulting in revised amortization periods or impairments that would increase operating costs.

We may be adversely affected by strikes and other labor protests.

Approximately 39% of our employees are represented by unions and covered by collective bargaining agreements. Any strikes, lockouts or other form of labor protests could disrupt operations and could have a material adverse effect on our business, financial conditions or results of operations.

Approximately 63% of our Canadian broadcast employees are unionized and are employed under a total of 15 collective agreements. 13 of our Canadian broadcasting bargaining units are represented by the Communications, Energy and Paper-workers Union of Canada (“CEP”). On April 27, 2001, this union applied to consolidate the 12 bargaining units that it then represented, covering approximately 1,000 employees, into a single bargaining unit. On March 4, 2005, the Canadian Industrial Relations Board determined that the 12 bargaining units would be restructured into three bargaining units. The three bargaining units in Halifax and St. John would constitute a Maritimes bargaining unit. The eight bargaining units in western Canada (Victoria, Vancouver, Kelowna, Calgary, Lethbridge, Edmonton, Saskatoon and Winnipeg) would be amalgamated into a Western Canada bargaining unit. The Toronto bargaining unit would remain a stand-alone unit. During this process, the CEP amended its application to include the bargaining unit at CHCH-Hamilton, which was not represented by the CEP at the time of the original application. The CIRB has not yet made a determination with respect to CHCH-Hamilton. Both parties have applied to the CIRB for a reconsideration of its decision. The CEP continues to seek a single bargaining unit for all Canadian broadcasting employees that it represents while we have advocated that the decision be amended to have our Western Canada operations covered by two or three collective agreements.

None of the Canadian broadcast agreements are currently in negotiation. In the remainder of our fiscal year 2006, two agreements will expire. In the 2007 fiscal year, it is likely that collective bargaining will be conducted on the basis of the CIRB final decision on bargaining unit structure, which has not been finally determined.

As a result of this decision, future labor conflicts may involve larger numbers of employees that could increase the cost and disruption to our business from strikes, lockouts and other forms of labor protest. Both parties have applied to the Canadian Industrial Relations Board for a reconsideration of its decision in accordance with the procedures set out in the Canada Labour Code.

Approximately 49% of our Canadian publishing employees are employed under 41 collective bargaining agreements. Four of these collective agreements are in negotiation. In the remainder of fiscal year 2006, a further five agreements will expire and in fiscal year 2007, 15 of our publishing contracts will expire. Applications have been made to certify two additional bargaining units which would represent approximately 60 employees within our publishing operations. In general, our collective agreements cover operations at individual publications or business locations, rather than multiple locations. We may not be able to renew these collective agreements on satisfactory terms or at all, and we may experience strikes, lockouts and other forms of labor protests in the future.

Approximately 30% of TEN Group’s workforce is unionized and employed under the 2005 Network TEN Enterprise Agreement. A new three year agreement was ratified during 2005.

Any strike, lockout, or other form of labor protest could have a material adverse effect on our business, financial condition or results from operations.

We may be adversely affected by variations in the cost of newsprint.

Newsprint expense represents one of our largest raw material expenses and, after wages and employee benefits expenses and programming acquisition costs, is our most significant operating cost. Newsprint costs vary widely from time to time and price changes in newsprint can significantly affect the overall earnings of our publishing operations. There can be no assurance that our publishing operations will not be exposed in the future to volatile or increased newsprint costs which could have a material adverse effect on our business, financial condition or results of operations.

The Publications Group has historically provided a substantial portion of our cash flow from operations; distributions to us by the Limited Partnership that holds the Publications Group are subject to limitations.

Following the income fund transactions of October 2005, our cash flow from the Publications Group will be diluted for the 25.8% interest held by the Fund and will be received by way of distributions from the Limited Partnership, a portion of which are subordinated. If distributable cash of the Limited Partnership is not sufficient to pay the entire distribution our share will be disproportionately affected by the shortfall. Monthly cash distributions are paid by the Limited Partnership to the Fund and to us out of the distributable cash generated by the operations of the Limited Partnership. A portion of our 74.2% interest, representing 19.6% of the total units of the Limited Partnership, is in the form of subordinated units. We will receive cash distributions on the subordinated units only if the Limited Partnership has paid a distribution to holders of non-subordinated units of at least $0.0771 per non-subordinated unit in respect of the most recent month and any deficiency in such distributions to holders of non-subordinated units during the preceding 12 months has been satisfied.

We have historically received significant distributions from Australia’s TEN Group, and there can be no assurance that such distributions will continue at the same level or at all.

We have historically received significant distributions from the TEN Group, in the form of dividends and interest payments. Distributions from TEN Group amounted to $144 million in the year ended August 31, 2005. TEN Group maintains an A$700 million credit facility and, as at August 31, 2005, A$180 million was outstanding under this facility. Additional loans under TEN Group’s credit facility would increase TEN Group’s interest expense and could reduce the amount of cash available for distribution by TEN Group. We do not own a majority or controlling voting interest in TEN Group, nor do we exercise control over its management, strategic direction or daily operations. There can be no assurance that distributions from TEN Group will continue at a similar level or at all. A significant decline in distributions from TEN Group could have a material adverse effect on our ability to service our indebtedness.

We may be adversely affected by foreign exchange fluctuations.

Fluctuations in the values of the currencies of Australia, New Zealand and Ireland relative to the Canadian dollar have affected the comparison of Canadian dollar translated amounts over periods of time. The most significant impact relates to the Australian dollar as a result of our economic interest in TEN Group. For example, based on fiscal year 2005 net earnings from TEN Group, a 1% increase or decrease in the average rate of exchange used to translate results from TEN Group would increase or decrease our consolidated net earnings by $1.2 million, respectively. In fiscal year 2005 compared to fiscal year 2004, the average rate of exchange used to translate results from TEN Group decreased by 3%. Additionally, as of August 31, 2005, since our initial acquisition of TEN Group in 1992, we have realized a total of $5.0 million in currency translation losses arising from distributions made by TEN Group to us.

Virtually all of our revenue is generated in the local currencies of countries in which we operate, while certain programming and other expenses are incurred in U.S. dollars. In addition, a significant portion of our borrowing is denominated in U.S. dollars and interest, principal and premium, if any, on such borrowing must be paid in U.S. dollars. As a result, we are exposed to foreign currency exchange risk. We have entered into cross currency interest rate swaps, which convert the U.S. dollar principal and interest payable under the senior subordinated notes into Canadian dollar obligations, to hedge foreign exchange rate risk. In the year ended August

31, 2005 we were required to make payments of a net amount of $97 million to recoupon the swaps in order to maintain the fair value of our interest rate and cross currency swaps within the limits prescribed under our senior credit facility. Subsequent to year end, we were required to make additional swap recouponing payments of $118 million. Future exchange rate fluctuations may require us to provide additional cash or other collateral to secure our obligations in respect of our hedging transactions. This could have a material adverse effect on our ability to make payments on our outstanding indebtedness.

Changes in government regulation could adversely affect our business, financial condition or results of operations.

Changes in government regulations and policies governing broadcast television, specialty cable channels and program distribution through cable and direct-to-home satellite services, the introduction of new regulations or policies or terms of licenses or treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition or results of operations.

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

Our Canadian television operations are regulated pursuant to the Broadcasting Act (Canada). The Canadian Radio-television and Telecommunications Commission, or CRTC, administers the Broadcasting Act (Canada), and among other things, grants, amends and renews broadcasting licenses, approves certain changes in corporate ownership and control. The CRTC also may determine and implement broadcasting regulations and policies pursuant to the Broadcasting Act (Canada), subject to certain directions from the federal cabinet. Television broadcasting operations in Canada are also subject to simultaneous program substitution requirements, cable priority carriage rules, specialty service access rules, content rules and foreign ownership restrictions, all of which we must comply with. Failure to comply with CRTC regulations and conditions of license could result in a shortening of license terms, the addition of more onerous requirements, or in extreme cases revocation of licenses. Changes to the regulations and policies governing broadcast television, specialty cable channels and program distribution through cable and direct-to-home satellite services or the introduction of new regulations, policies or terms of license or changes to the treatment of tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition or results of operations.

In June 2003, a House of Commons committee, the Standing Committee on Canadian Heritage, released the findings of a study of the current state and future direction of Canada’s broadcasting system and the efficacy of the Broadcasting Act (Canada) in meeting policy objectives. Included among the broad ranging issues considered by the Committee were cross-media ownership, foreign ownership, license fees, program funding, community, local and regional broadcasting, the effectiveness of the CRTC, digital transmission, performance measurement and Canadian content and cultural diversity. In November 2003 the government responded to the report, but did not deal substantively with any of the issues identified in the report. However, since that response there have been two federal general elections, a change in the leadership in the responsible ministries including a new governing party and a series of events that have resulted in a great deal of public scrutiny of the CRTC and its decision making and regulatory processes. Following the first election, the standing committee re-submitted its 2003 report to the Government of Canada. The Government of Canada again responded to this report. The response included a statement of support for further study of cross media ownership and encouraged the CRTC to support diversity in the consideration of license applications. The introduction of new laws, regulations or policies with respect to these matters may be forthcoming, and could have a material adverse effect on the our business, financial condition or results of operations.

Our operations outside of Canada are also subject to government regulation. In Australia, our investments are subject to statutes and regulations regarding licensing, programming standards, ownership and control of commercial broadcasting services and administering the allocation of broadcasting frequency spectrum. In March 2002, the Australian Government introduced the Broadcasting Services Amendment (Media Ownership) Bill 2002, which would remove limitations in the Broadcasting Services Act on foreign ownership and control of the Australian media, leaving the sector to be regulated under the Foreign Acquisitions and Takeovers Act 1975 and

Australia’s general foreign investment policy. At that time the Australian Senate did not support the bill. In 2004, the Government was re-elected and as of July 2005, also holds a majority of seats in the Senate. The Australian Government has since restated its commitment to reforming Australia’s cross ownership and foreign media ownership laws. In late 2005, the Minister for Communications, Information Technology and the Arts announced her intention to release a discussion paper on media reform in early 2006. Although the exact form of any legislation and the timing of its introduction are uncertain, any such legislation, if passed, could have a significant impact on the competitive environment in which we operate in Australia. Relaxation of the ownership restrictions may lead to further consolidation in the Australian media sector and allow our competitors to strengthen their positions. If we are unable to successfully adapt to changes in the Australian competitive and regulatory environment, our business may be adversely affected.

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

The CRTC and other applicable broadcasting regulatory authorities have the authority to revoke or not renew our existing broadcasting licenses or may decline to grant us new licenses on acceptable terms or at all.

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

While CRTC regulations and policies do not require CRTC approval before a broadcaster purchases an unregulated media entity, such as a newspaper, the CRTC considered the issue of our cross-media ownership at license renewal proceedings. The CRTC has expressed its support for the promotion of diversity in broadcasting expression at a local and national level, primarily with respect to news voices, and has the power to preserve diversity of voices and prevent or address the emergence of undue competitive advantage on behalf of one licensee where it is found to exist. As a condition of the recent license renewals, the CRTC directed us to abide by our proposed code of conduct respecting the maintenance of separate management over the television and print news operations. In future license renewal proceedings, the CRTC may require us to take measures which could have a material adverse effect on the integration of Canadian publishing assets with our broadcasting assets, which could impair our ability to continue to realize certain of the anticipated benefits of acquiring our Canadian publishing operations. A Senate committee report related to the issue of cross-media ownership is expected to be issued in 2006. This report could direct the CRTC to take actions that could further restrict our ability to integrate our cross-media assets.

Our New Zealand radio operations hold broadcasting licenses that will expire in 2011. All of our New Zealand VHF television licenses expire in 2015. Both television and radio licenses have rights of incumbency. Discussions with the government on the renewal of our FM radio frequencies in 2011 were successfully concluded during our 2005 fiscal year. As a consequence, we expect to pay approximately $40 million as a one time cash payment in 2011 to renew all of our FM radio frequencies for a further 20 years until 2031. It is expected that negotiations for renewal of television VHF frequencies will not take place for several years.

The licenses held by Network TEN’s stations in Sydney, Melbourne, Brisbane and Perth were renewed in 2002 and will be subject to renewal in 2007. The license for Network TEN’s Adelaide station was renewed in 2004 and will be subject to renewal in 2009. Licenses in other jurisdictions are also subject to renewal from time to time. If we are unable to renew any of our licenses or acquire new interests or licenses on acceptable terms, or at all, it could have a material adverse effect on our business, financial condition or results of operations. To date, we have not had a license renewal declined.

We may not be successful in defending a lawsuit which has been commenced against CanWest and certain of our subsidiaries.

On March 5, 2001, certain plaintiffs who owned a 29.3% interest in CanWest Broadcasting Ltd., or CBL, filed a statement of claim with the Ontario Superior Court of Justice against CanWest, certain of CanWest’s subsidiaries and Israel Asper (the “Ontario Action”). The plaintiffs claimed, among other things, that the defendants have: acted in a manner that was oppressive and unfairly prejudicial to the plaintiffs; improperly favored the interests of the defendants over the interests of CBL and the plaintiffs (including the diversion of corporate opportunities); owed fiduciary duties to the plaintiffs; and wrongly terminated certain contracts with the plaintiffs and replaced them with non-arm’s length contracts.

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

By way of an application initiated by the defendants, the Ontario Superior Court in November 2001 stayed the Ontario Action on the basis that the Ontario courts had no jurisdiction to try the claim and alternatively, that Manitoba was the convenient forum for trial of the action. The Ontario Court of Appeal subsequently upheld the Ontario decision in a decision issued in February 2003. In January 2004, the Supreme Court of Canada refused the plaintiffs leave to appeal the Ontario Court of Appeal’s decision. By a statement of claim dated April 5, 2004, issued in the Manitoba Court of Queen’s Bench, the plaintiffs commenced a suit against the defendants noted above as well as Leonard Asper, claiming in substance the same matters as in the Ontario Action and as well that the amalgamation was oppressive to the interests of the plaintiffs. The plaintiffs are seeking, among other things, damages of $405 million (including aggravated and punitive damages). On June 20, 2005, the defendants filed a statement of defense and counterclaim. A reply and defense to counterclaim was filed by the plaintiffs on September 6, 2005, and on December 7, 2005 the defendants filed a reply to the defense to counterclaim. There can be no assurances as to the outcome of the lawsuit, the timing or amounts of any payments we may make in connection with the lawsuit (including litigation expenses), whether any additional allegations or claims will be made, how long the suit will last or as to any of the other risks inherent in any litigation. There can be no assurance that CanWest and the other defendants will be successful in defending this lawsuit. While we believe these claims to be substantially without merit, a significant adverse result could have a material adverse effect on our business, financial condition or results of operations.

We do not control and are not permitted to control some of our broadcasting assets.

Although we are required to consolidate our interest in the TEN Group, we do not own a majority voting interest in the TEN Group. We do not control its management or strategic direction, and we are not permitted under Australian law to own more than 15% of the equity of TEN Group. We do not own a majority interest in TV3 in Ireland. The TEN Group and/or TV3 may take actions that could have a material adverse effect on our economic or ownership interest in such entities.

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

We are subject to a variety of Canadian and foreign environmental laws and regulations concerning emissions to the air, water and sewer discharges, handling, storage and disposal of wastes, recycling, remediation of contaminated sites, or otherwise relating to protection of the environment. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Failure to comply with present or future laws or regulations could result in substantial liability. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses (or may have current uses, in the case of surrounding properties) which may affect our properties and require further study or remedial measures. There can be no assurance that all environmental liabilities have been identified, that any prior owner of the properties did not create a material environmental condition not known to us, or that a material environmental condition does not otherwise exist at any of our properties.

ITEM 4.	INFORMATION ON THE COMPANY

BUSINESS OVERVIEW

General

We are an international media company with interests in broadcast television, newspapers, radio, specialty cable channels, outdoor advertising and online operations in Canada, Australia, New Zealand and the Republic of Ireland.

In Canada, we are a major multi-platform media company, with television, publishing, radio and online operations that serve common geographic areas, providing our viewers, readers and advertisers with extensive local, regional and national coverage. We own and operate the Global Television Network, which covers approximately 97% of Canada’s English-language market. We are also, through our 74.2% interest in the Limited Partnership and our ownership of the National Post, the largest publisher of daily newspapers in Canada with aggregate daily paid circulation of approximately 1.3 million copies, representing 36% of Canada’s average daily English-language newspaper sales. In addition, we own an extensive collection of internet websites providing content of local, regional and national interest.

We believe the combination of our media assets in Canada provides us with a number of competitive advantages, including the ability to:

•	provide advertisers with multi-platform media advertising solutions designed to reach a mass audience or to target specific demographic or special-interest groups;

•	leverage the news and information production resources of our broadcasting, publishing and internet operations to provide our audiences with superior depth and scope in local, regional and national coverage; and

•	cross-promote our brands, programs and other content across our various media platforms.

We also own significant interests in media properties in other English-language markets. In Australia, we own a 56.4% economic interest in TEN Group, which owns Network TEN, one of three privately-owned national television networks, and Eye Corp., an outdoor advertising company. In New Zealand, we own a 70% interest in CanWest MediaWorks (NZ), which operates two national television networks, 3 and C4, and a leading group of radio stations, RadioWorks. Our other investments include a 45% interest in the only privately-owned television network in the Republic of Ireland, TV3.

For the year ended August 31, 2005, we generated revenue of $3,073 million and had net earnings of $5 million, compared to revenues of $2,911 million and a net loss of $219 million in the prior year.

Business Strategy

In the consolidating and converging media landscape, our objective is to increase our revenue and operating income before amortization by leveraging our media platforms and acquiring, developing and controlling content. To achieve this objective, we intend to:

•	Offer comprehensive advertising solutions. Our broad range of media platforms allows us to deliver multi-platform solutions to our advertising clients. We are able to sell flexible packages of advertising across various media in local, regional and national markets. Our Canadian television, publishing and internet platforms provide advertisers with an effective means to reach a mass market or to target specific demographic and special interest groups. In New Zealand, our combination of a national television network and urban and rural radio networks allows us to design advertising solutions tailored to our clients’ needs.

•	Leverage content. By creating our own news and sports content and purchasing or commissioning entertainment content from our affiliates and others, we are able to supply our own platforms and syndicate our content to non-competing media outlets, reducing our effective costs. The combination of our television, publishing and internet platforms makes us a leading owner and provider of content in Canada. Our news and information organization provides extensive resources to develop content for delivery across our multiple distribution platforms and enables us to provide complete and in-depth coverage of local, regional and national news and information to our audiences.

•	Cross-promote and co-brand our properties. The geographic overlap of our television, publishing, radio and internet platforms enables us to cross-promote our properties in order to grow audiences, strengthen brand recognition and increase advertising revenue. For example, in Canada we use our newspapers to promote our television programs and websites. Our variety of platforms also enables us to pursue co-branding and brand extension opportunities.

•	Achieve economies of scale. Through expansion of our operations across multiple markets and media platforms, we have achieved greater purchasing power, giving us a competitive advantage in acquiring the rights to content. In addition, we can amortize the cost of content across a larger number of viewers, readers and listeners.

•	Expand operations in English-language and developing markets. We intend to develop and acquire additional media assets in our existing markets and expand into other English-language and developing markets. While tastes and preferences vary among each of the communities we serve, we are often able to utilize programming and other content purchased, developed or produced for one market in our other markets. In Canada, we recently launched our first radio stations and have filed applications for additional radio licenses. In Turkey, we have won auctions to acquire a 75% economic interest in four radio stations.

History and Development of the Company

Overview

CanWest Media Inc. was incorporated in Canada under the Canada Business Corporations Act (Canada) on September 28, 2000 as an indirect wholly-owned subsidiary of CanWest Global Communications Corp., for the purpose of acquiring 100% of the common shares of Global Television Network Inc., a wholly-owned subsidiary of CanWest Global Communications Corp. and to consummate the acquisition of CanWest Publications. On November 18, 2004, CanWest Media Inc. amalgamated with its immediate parent, 3815668 Canada Inc., to form a new company also called CanWest Media Inc. On September 1, 2005, CanWest Media Inc. simplified its corporate structure by amalgamating with fourteen of its wholly-owned subsidiaries to form a new company called CanWest MediaWorks Inc.

Our corporate and principal office is located on the 31st Floor, CanWest Global Place, 201 Portage Avenue, Winnipeg, Manitoba, R3B 3L7. Our telephone number is (204) 956-2025. We have appointed CanWest International Corp., a Delaware corporation, as our authorized agent. CanWest International Corp.’s address is c/o Corporation Service Company, 2711 Centerville Road, Wilmington, Delaware 19808.

Significant Developments in Fiscal Year 2005

Significant developments during fiscal year 2005 included the following:

•	Amalgamation with 3815668 Canada Inc. On November 18, 2004, CanWest Media Inc. amalgamated with its immediate parent, 3815668 Canada Inc., to form a new company also called CanWest Media Inc. Immediately prior to the amalgamation, 3815668 Canada Inc. issued $944.2 million of new 8% senior subordinated notes (the “new notes”) and repurchased and retired $903.6 million of its 12 1/8% junior subordinated notes due 2010. As a result of the amalgamation, among other things:

•	the new CanWest Media Inc. assumed the obligations of 3815668 Canada Inc. under the $944.2 million of new notes described above; and

•	the obligations of CanWest Media Inc. under the junior subordinated debentures issued by it to 3815668 Canada Inc. in November 2000 have been extinguished.

Recent Developments

Significant developments since the end of the 2005 fiscal year include:

•	Acquired radio license in the UK. In September 2005, OFCOM, the British broadcast and telecommunications regulator, awarded us a license to launch an FM radio station in the Solent region on the south coast of England.

•	Acquired radio stations in Turkey. In September 2005 and January 2006, together with Turkish investors, we were declared the highest bidder in auctions by a Turkish state agency of rights to acquire two Turkish national radio national stations, Super FM and Metro FM, and two Istanbul radio stations, Joy FM and Joy Turk FM.

•	Amalgamation to Form CanWest MediaWorks Inc. On September 1, 2005, CanWest Media Inc. simplified its corporate structure by amalgamating with fourteen of its wholly-owned subsidiaries to form a new company called CanWest MediaWorks Inc.

•	CanWest MediaWorks Income Fund. In October 2005, we transferred our investment in our Canadian newspaper and interactive operations, excluding the National Post, as well as certain shared service operations, which provide customer support and administrative services, to a new entity, CanWest MediaWorks Limited Partnership. Concurrently, CanWest MediaWorks Income Fund closed its initial public offering of units on The Toronto Stock Exchange trading under the symbol CWM.UN and invested the net proceeds of $517.0 million for units of the Limited Partnership representing a 25.8% interest. We hold the remaining 74.2% interest in the Limited Partnership. Monthly cash distributions are paid by the Limited Partnership to the Fund and to us out of the distributable cash generated by the operations of the Limited Partnership. A portion of our 74.2% interest, representing 19.6% of the total units of the Limited Partnership, is in the form of subordinated units. We will receive cash distributions on those subordinated units only if the Limited Partnership has paid a distribution to holders of non-subordinated units of at least $0.0771 per non-subordinated unit in respect of the most recent month and any deficiency in such distributions to holders of non-subordinated units during the preceding 12 months has been satisfied. We will continue to consolidate the operations of the Publications Group with a minority interest charge to reflect the 25.8% ownership interest of the Fund. In the first quarter of fiscal year 2006, we recorded a gain of $84.1 million related to the dilution of our interest in the Publications Group.

•	In October 2005, we obtained a new CanWest MediaWorks Inc. senior credit facility and a new Limited Partnership credit facility in the amounts of $500 million and $1 billion, respectively.

•	We used $517.0 million in net proceeds from the issuance of the Limited Partnership units to the Fund, $400.6 million in proceeds from the CanWest MediaWorks Inc. facility, and $822.5 million in proceeds from the Limited Partnership credit facility to repay debt and associated cross currency interest rate swaps.

•	While we continue to have substantial involvement in the operation of the Limited Partnership, its operations are directed and governed by a separate management and Board of Directors. The ongoing relationships between the Limited Partnership, the Fund and us are subject to a number of agreements as described in detail elsewhere in this Form 20-F under “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — CanWest MediaWorks Income Fund and Related Transactions.”

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

Four of our stations operate as independents under the “CH” brand with a schedule that is distinct from our Global Television Network. Our “CH” brand stations provide us with second stations covering several of the largest markets in Canada: Toronto/ Hamilton, Vancouver/ Victoria, Ottawa/Gatineau, Calgary/Edmonton and Greater Montreal. The programming on our “CH” brand stations is targeted at the adult audience ages 25 to 54, a more mature demographic group than the 18 to 49 year old audience targeted by our Global Television Network. Our CHCH station in Hamilton and our CHEK station in Victoria also offer a broad range of local entertainment, news and information programming, while our CH-Horizon (CJNT) station in Montreal also broadcasts multi-cultural programming. Until September 2005, CKRD in Red Deer was a CBC affiliate. It is now a full-fledged CH station providing a new programming stream for viewers in Red Deer, Calgary and Edmonton. In the Spring of 2006, our CBC affiliate in Kelowna will also become a CH service.

We also own Prime, a Canadian specialty channel providing entertainment and information programming to the “baby boomer” generation.

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

The following table sets forth the relative ranking and audience share of our originating broadcast television stations in each of their respective demographic market areas or extended market areas for Fall 2004/Spring 2005:

	Call Sign	Stations in DMA/EMA	Rank in DMA/EMA (1)	Audience Share (1)
Global Television Network:
Global Ontario	CIII	13	2	10.3%
Global Quebec (2)	CKMI	8	2	7.9
Global Vancouver	CHAN	13	2	12.7
Global Calgary	CICT	8	2	11.7

	Call Sign	Stations in DMA/EMA	Rank in DMA/EMA (1)	Audience Share (1)
Global Edmonton	CITV	8	2	11.4
Global Winnipeg	CKND	8	2	11.9
Global Halifax	CIHFNS	8	2	9.0
Global Saskatoon	CFSK	7	2	8.8
Global Regina	CFRE	7	2	7.8
Global Saint John	CIHF-NB	8	2	7.7
Global Lethbridge (3)(4)	CISA	8	2	15.1
CH Television System:
Montreal, Quebec (2)	CJNT	8	7	2.2
Hamilton, Ontario (5)	CHCH	13	4	4.0
Victoria, British Columbia (6)	CHEK	13	4	5.1
CBC Affiliates:
Okanagan-Kamloops, British Columbia	CHBC	8	6	4.4
Red Deer, Alberta (7)	CKRD	8	6	2.3

(1)	Monday to Sunday, Central Prime Time (8:00 p.m. to 11:00 p.m. in all markets except Saskatchewan and Manitoba where, due to time zone differences with U.S. border stations, Central Prime Time is 7:00 p.m. to 10:00 p.m.). For Toronto/Hamilton and Vancouver/Victoria, September 13, 2004 to December 19, 2004 and January 3, 2005 to May 29, 2005. BBM Meter Research adults ages 18 to 49. All other markets: Fall 2004 and Spring 2005 average BBM Sweeps, adults ages 18 to 49.

(2)	Based on English language stations only.

(3)	BBM Area 8021 — Lethbridge area.

(4)	CISA is a repeater of CICT Calgary.

(5)	Rank and Share in the Toronto/Hamilton EMA.

(6)	Rank and Share in Vancouver EMA.

(7)	Effective September 1, 2005, this station became part of our CH Television System, known as DH Red Deer with the new call sign CHCA.

Industry Overview

Three English-language national broadcast networks operate in Canada: the Global Television Network, the CTV television network and the Canadian Broadcasting Corporation. The Global Television Network and CTV are both privately-owned, commercial networks, while the CBC is government-owned and financed by a combination of federal government grants and commercial revenue. Recently a new quasi-national network has emerged as a result of an acquisition by CHUM Ltd. of the television assets formerly owned by Craig Broadcasting. CHUM now reaches 85% of the English-language population in Canada. Several French-language networks and a number of independent stations also serve local markets. In addition to Canadian stations, Canadian viewers generally have access to U.S. stations, directly over the air or via cable or satellite.

Canada has a well-developed cable television market that provides viewers with a wide range of viewing alternatives. Most Canadians have access to a number of Canadian specialty channels as well as a number of American broadcast and cable channels. In fall 2005, there were approximately 10.9 million households in Canada with cable and/or satellite services.

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

Also important to television broadcasting operations is the specialty service access rules, which require large cable systems operating in an English-language market to deliver each English-language analog specialty and category 1 digital specialty service licensed for the area, other than certain religious services, to the extent of available channels. Similarly, direct-to-home satellite services must, by regulation, distribute all Canadian specialty services, other than certain religious services. These rules help ensure wider carriage for Canadian specialty services than might otherwise be secured through negotiation with the cable companies.

In addition, Canadian broadcasters are required to show specified percentages of programming of Canadian origin during a broadcast day and, specifically, during the evening period.

The following table reflects the respective share of the English-language audience held by the major Canadian networks and station groups in Spring 2005 as a percentage of both Canadian television and total television viewership:

Network or Station Group	Share of Canadian Television	Share of Total Television
Global Television Network and our “CH” stations (1)	18.8%	12.5%
CTV	25.6	17.1
CBC	6.9	4.6
CHUM	11.2	7.5
Other Canadian broadcast stations	3.5	2.4
Pay and specialty Canadian cable channels	34.0	22.8

Total English-language broadcasting	100.0%	66.9%

Source: Bureau of Broadcast Measurement (“BBM”) Spring 2005 Sweep, Monday to Sunday, 6:00 a.m. to 2:00 a.m. adults ages 18 to 49.

(1)	Includes our two CBC affiliated stations but not our specialty cable channels.

Television broadcasting in Canada is regulated by the CRTC. Canada maintains significant restrictions on the foreign ownership of Canadian broadcast television stations and specialty cable channels. For more information, see “Regulation — Canadian Television.”

Programming

Our Global Television Network targets adults ages 18 to 49, while our “CH” brand stations target a more mature demographic, adults ages 25 to 54. The key elements of our programming strategy are:

•	purchasing exclusive Canadian broadcasting rights to entertainment programs which appeal to our target audiences; and

•	maximizing simulcasting opportunities.

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

Substantially all of our acquired programming is purchased for national exposure in Canada and the majority of the programming is produced within Canada and the United States. In order to gain economies of scale, the programming is often purchased for multiple levels, including telecast rights for our specialty and digital television channels as well as our conventional television stations. Many of our programming agreements are for multi-year program supply. Such agreements are currently held with major non-Canadian studios, including Sony Pictures Television (Columbia), and Fox. These agreements require suppliers to provide, and us to buy, pre-agreed amounts of programming over one or more years. These agreements have provided price stability for our program acquisitions and have enhanced our ability to retain highly-rated U.S. network series programming and to acquire desirable new programming while, at the same time, helping to soften the effect of the very cyclical nature of most television programs.

Both our Global Television Network and our “CH” brand stations broadcast many of the most popular programs in Canada. Among the many “hit” shows in our current program schedules are a combination of recent entrants and established programs, including Survivor, The Apprentice, Will and Grace, Everybody Loves Raymond, Las Vegas, Without a Trace, Prison Break, Bones, House, E-Ring, Threshold, Numbers, Two and a Half Men, The Simpsons, Gilmore Girls, That 70’s Show, Malcolm in the Middle, Fear Factor and 24. Global Television also broadcasts world class sporting events such as NFL football (including the Super Bowl), Molson Indy, the Masters Golf Tournament and the Wimbledon Tennis Championship. In 2002, Global Television introduced Global Showcase, a series of Canadian documentaries from independent producers across all regions of Canada. Several of the programs have aired to strong national acclaim, including Jenin: Massacring the Truth and Confrontation at Concordia. Since its launch in September 2001, Global National, Canada’s only supper-hour national newscast, has won several prestigious national awards including six from the Radio-Television News Directors Association, four Leo awards for best National newscast and best anchor as well as two Gemini nominations. Strategically, Global National has enhanced the news “brand” and credibility of many of Global television’s local news and public affairs programs with correspondents in Washington D.C., London, Tel Aviv and a large national bureau in Ottawa. The combination of local and national news at the supper hour has led to considerable expansion of news programming, especially in British Columbia, Alberta and Ontario. Global British Columbia, for example, is now broadcasting 43 hours of local news programming per week and commands one of the largest local English language news audiences in Canada.

Ratings

The following table sets forth Global Television’s audience shares and that of its primary competitors in each of the Toronto/Hamilton and Vancouver/Victoria markets for the 2004 and 2005 broadcast years:

	Audience Share in Selected Major Markets (1)
	Primetime 7PM -11PM		Rank (2)	6AM - Midnight		Rank (2)
	2003/2004	2004/2005	2004/2005	2003/2004	2004/2005	2004/2005
Toronto/Hamilton (3):
CTV-CFTO	11.0%	13.4%	1	9.1%	9.2%	1
Global Ontario – CIII	10.5	9.2	2	8.5	8.7	2
CHUM – CITY	6.7	6.2	3	6.6	6.6	3
CBC – CBLT	6.5	4.0	4	4.8	4.8	4
“CH” Brand – CHCH	4.3	3.6	5	3.6	3.7	5
CHUM – CKVR	2.4	2.3	6	2.0	2.0	7
Fox – WUTV	2.3	1.9	7	2.7	2.7	6
Rogers – CFMT	1.5	1.7	8	1.7	1.7	8
Vancouver/Victoria (4):
CTV – CIVT	10.0	14.3	1	7.3	9.8	2
Global Vancouver – CHAN	12.9	11.9	2	13.9	13.8	1
CHUM-CKVU	5.0	5.1	3	4.1	4.0	5
“CH” Brand – CHEK	5.2	4.9	4	4.5	4.3	3
CBC – CBUT	7.9	4.7	5	6.7	4.1	4
CHUM – CIVI	3.7	3.4	6	2.7	3.0	6
Independent – KVOS	2.4	1.7	7	2.1	1.4	7

(1)	Audience share among adults 18 to 49.

(2)	Based upon figures reported in this table.

(3)	BBM Toronto Meter Data, September 13, 2004 to May 29, 2005 and September 15, 2003 to May 25, 2003.

(4)	BBM Vancouver Meter Data, September 15, 2004 to May 29, 2005 and September 15, 2003 to May 30, 2004.

Advertising Sales and Revenue

Our Canadian television operations derive their revenue primarily from the sale of broadcast air time to national, regional and local advertisers. For fiscal year 2005, we derived over 85% of the advertising revenue relating to our Canadian broadcasting operations from sales to national advertisers and the balance from sales to regional and local advertisers. Under the terms of our broadcasting licenses, our Global Ontario and Global Quebec stations may sell broadcast air time only to national advertisers.

Canadian Publishing

Our Canadian publishing operations are comprised of our newspaper and interactive operations, which are operated by the Limited Partnership, as well as the National Post. We are the largest publisher of daily newspapers in Canada, as measured by paid circulation, readership and revenue. The Limited Partnership’s publications include 10 daily metropolitan newspapers, all of which serve markets also reached by our broadcast television signals. In addition, the Limited Partnership owns and operates two other daily newspapers, 21 non-daily community newspapers, interests in two free commuter publications and shopping guides. We also own the National Post, one of Canada’s two national daily newspapers.

Our newspapers have an aggregate daily paid circulation of approximately 1.3 million copies, representing 36% of Canada’s daily average English-language newspaper circulation, and an estimated average weekly readership of 4.9 million people in 2004. Most of the Limited Partnership’s newspapers have the highest circulation among publications in their markets. The high cost associated with starting a major daily newspaper operation constitutes a barrier to entry to potential new competitors to larger daily newspapers. While internet advertising may become more competitive in the future, it has not yet had a significant impact on revenue or operating income before amortization of our publishing assets.

Industry Overview

The Canadian newspaper industry is comprised of over 100 daily paid circulation newspapers and numerous non-daily paid and free-distribution publications. The industry is mature and is dominated by a small number of major publishers. We are the largest newspaper publisher in Canada, with 36% of paid circulation in 2004, ahead of Torstar Corporation (17%), Sun Media (16%), The Globe and Mail (7%), Osprey Media Income Fund (7%) and others (17%).

Total Canadian daily newspaper industry revenue was $3.4 billion in 2004, with 78% derived from advertising and the balance of 22% coming from circulation. Advertising revenue and, to a lesser extent, circulation revenue are cyclical and dependent upon general economic conditions. Historically, increases in advertising revenue have corresponded with periods of economic growth, while decreases have corresponded with general economic downturns and regional and local recessions. Daily newspaper advertising revenue increased by 3.0%, or $80.0 million in 2004, following an increase of 0.8%, or $18.8 million in 2003. Declines in 2001 and 2002 followed six successive years of growth from the $1.8 billion posted in 1994.

Daily newspaper circulation revenue has been relatively stable for the past ten years. From 2003 to 2004, average Canadian daily newspaper circulation revenue increased by $22 million, or 3.1%, to $745 million. The median single copy price for a weekday edition of a Canadian daily newspaper increased from $0.65 in 1995 to $0.80 in 2004. The industry has seen slight declines in circulation volumes. Total newspaper circulation of 4.9 million copies in 2004 compared to 5.3 million copies in 1995. In spite of the decline in circulation, newspaper readership (as measured by NADBank, 2004) has increased as a result of an increase in the number of readers per copy. Daily newspaper weekly readership in ten major Canadian markets increased to 10.4 million readers in 2004 from 10.3 million readers in 2003 and 9.5 million readers in 1995.

Daily Newspapers

The Limited Partnership publishes 10 daily metropolitan newspapers (nine broadsheets and one tabloid) and two other daily newspapers (broadsheets). The average age of the Limited Partnership’s daily newspapers is 120 years old. The Limited Partnership’s newspapers have consistently been recognized for the quality of their content, having received numerous industry awards and nominations.

The following table sets forth the paid daily circulation for the six months ended September 30, 2005 for the Limited Partnership’s major newspapers as well as their respective readership statistics as of the dates noted:

Publication	Market	Established	Total Daily Paid Circulation(1)	Weekly Readership(2)	Market Position(3)		Local Newspaper Market Share(1)(6)
The Vancouver Sun	Vancouver	1912	178,448	893,900	1		100	%(7)
The Province	Vancouver	1898	153,754	845,400	2	(4)
The Gazette	Montreal	1778	138,308	579,300	1	(5)	100%
Ottawa Citizen	Ottawa	1845	132,093	474,300	1		73%
Edmonton Journal	Edmonton	1903	128,259	476,700	1		64%
Calgary Herald	Calgary	1883	121,499	476,800	1		65%
The Windsor Star	Windsor	1918	71,823	206,800	1		100%
Times Colonist	Victoria	1858	72,079	191,200	1		100%
The StarPhoenix	Saskatoon	1902	54,616	141,400	1		100%
Leader-Post	Regina	1885	50,370	122,100	1		100%

Total			1,101,249

Notes:

(1)	Source: ABC: September 2005 Publishers’ Statements.

(2)	Source: NADbank Weekly Readership of daily paid circulation newspapers by Resident Market 2004 Study (based upon 6/7 day cume, adults 18+).

(3)	As measured by paid circulation and readership.

(4)	Second to The Vancouver Sun, which is also owned by the Partnership.

(5)	Number one English-language newspaper; number three overall.

(6)	Based upon total weekly paid circulation of English-language local daily newspapers.

(7)	Includes The Vancouver Sun and The Province.

The National Post had daily circulation of approximately 236,473 for the six months ended September 30, 2005 and estimated weekly readership of 1,572,100. As a national newspaper, the National Post is second in its market position to the Globe and Mail. In Toronto the National Post competes with the Toronto Star and The Toronto Sun.

The National Post is printed at our facilities in Calgary, Montreal and Ottawa, and by third-party printing contractors in Vancouver, Winnipeg, Toronto and Borden.

Free Daily Publications

In March 2005, we entered into a joint venture with Metro International and Torstar to publish English-language free daily newspapers in various Canadian cities. The Limited Partnership and Torstar each have a 37.5% interest, and Metro International has a 25% interest, in the new venture (subject to certain buy-sell rights between the partners). Metro International holds warrants which, subject to changes in Canadian law relating to the foreign ownership of newspapers, allow it to increase its ownership interest to 33.3%, which would in turn decrease the ownership of each of the Limited Partnership and Torstar to 33.3%. The joint venture launched Metro, a free daily newspaper targeted to young urban commuters, in March of 2005. While Metro is distributed in cities across Canada, the Limited Partnership’s involvement is currently limited to the Metro newspapers distributed in Vancouver and Ottawa. Target daily unpaid distribution after the first 12 months of operations for these publications in Vancouver and Ottawa are 160,000 and 60,000 copies, respectively.

In April 2005, we launched Dose, a multi-platform product offering which the Limited Partnership owns, produces and distributes (subject to certain buy-in options of Metro International and Torstar in the Toronto market). Dose is targeted to the youth market and currently consists of a free daily magazine, a comprehensive online service (dose.ca) and an innovative wireless portal. Dose magazine is distributed in Vancouver, Edmonton, Calgary, Toronto and Ottawa. An aggregate total of 195,000 copies are printed and distributed daily in these markets.

Non-Daily Newspapers

The Limited Partnership publishes 21 non-daily newspapers distributed in various communities in British Columbia, consisting of one paid circulation and 20 free distribution publications. The Limited Partnership’s free distribution newspapers are generally delivered to almost every household in the respective regions in which they operate, thereby providing advertisers with total market coverage.

Lower Mainland Publishing Group publishes 13 community newspapers that run two or three times per week, providing complete market coverage of the Lower Mainland of British Columbia. The Vancouver Island Newspaper Group (“VING”) publishes six bi-weekly and two weekly newspapers on Vancouver Island in British Columbia. All of the VING newspapers are printed at the Nanaimo Daily News production plant.

Online Newspaper Operations

The Limited Partnership’s online newspaper websites, including the well-established montrealgazette.com and calgaryherald.com, extend the daily print editions of its newspapers to the internet. Through the Limited Partnership’s expertise in converting printer files to web-friendly formats, it publishes HTML versions of all of our daily newspapers, which serve as both online publishing and marketing platforms. Headlines and selected stories are available to the public, while complete and full editorial content is available to paying subscribers. The websites are also expected to serve as customer relationship tools, promoting subscriptions to the print editions, allowing for the purchase or renewal of print subscriptions, permitting notification of vacation stops and reactivations, and processing of billing inquiries, all via the internet. Future enhancements to subscriber value include special web offers and promotions, and exclusive access to premium editorial content and tools.

The Limited Partnership also publishes electronic editions of all of its major daily newspapers and the National Post. These electronic editions are published daily and are available on a paid subscription basis (with reduced subscription rates for print newspaper subscribers). Readers of the electronic editions of the Limited Partnership’s newspapers in this format are able to view page layouts, photos and advertisements exactly as they appear in the print edition of the newspaper. These electronic editions are particularly user-friendly and appeal especially to readers who may be traveling or who reside outside a newspaper’s area of circulation.

Classified Advertising Websites

The Limited Partnership brings local newspaper classified advertising and listings to the internet and in doing so, it believes that it is converting its print classified business into a series of strong brands in various categories. Websites such as working.com (careers), driving.ca (autos), remembering.ca (obituaries), celebrating.com (announcements) and connecting.com (personals) leverage existing customer relationships and give customers the opportunity to extend the reach of their advertising to internet consumers. For example, working.com, a re-launch in October 2004 of careerclick.com, and the online version of the Working section of the Limited Partnership’s newspapers have become the number one collection of career websites in western Canada (2.1 million unique monthly visitors in July 2005) and are the fastest growing collection of career websites in Canada based on number of unique visitors, having had 311% growth in monthly unique visitors from October 2004 to July 2005, compared to 55% growth for its nearest competitor.

Canadian Publishing Operations

Newsprint

Newsprint comprised approximately $130 million, or 13%, of the total costs of our publishing operations for the year ended August 31, 2005 and approximately $136 million, or 15%, of the total costs of our publishing operations for the year ended August 31, 2004. Newsprint is a commodity that can be subject to considerable price volatility. However, pricing has been relatively stable over the past two years. In fiscal year 2005 our cost of newsprint decreased by 4% as compared to the prior year. Our publishing operations use approximately 180,000 metric tons of newsprint per year.

Advertising Sales and Revenue

Approximately 70% of newspaper advertising sales are generated locally, with each newspaper having a large sales force and classified advertising call center. The remainder of advertising sales are generated from national and multi-market retail accounts. For the year ended August 31, 2005, we derived approximately 77% of our total revenues from advertising and approximately 21% from subscriptions.

Canadian Online Operations

The Limited Partnership’s internet and new media strategy is to create a strong internet presence to leverage its content across multiple platforms, provide integrated solutions to its advertisers and to cross-promote our publishing, broadcasting and internet operations. We intend to capitalize on the promotional capabilities of our publishing and broadcasting assets to create Canada’s leading network of local content websites. The internet is complementary to our existing businesses and a significant potential source of revenue.

The Limited Partnership’s internet operations include the following:

•	canada.com

canada.com is a comprehensive 24 hour online news, entertainment and information network leveraging the content, brands and customer relationships of leading media properties across Canada. canada.com is a comprehensive internet network, with an average of 65.1 million page views and 2.7 million unique users per month, and provides a “Canadian perspective” regarding news, events and information of all kinds to Canadians, as well as visitors from around the world.

The canada.com network hosts the websites and electronic editions of the daily newspapers and the free daily magazine, Dose, as well as those of our television networks and radio stations and the National Post. For these properties, canada.com offers a platform to extend reach, market and promote key off-line activities, and build and reinforce relationships with respect to both advertisers and end-users. The canada.com network also hosts two WAP-enabled wireless portals (www.canada.com and www.dose.ca).

Through its arrangements with world-class technology and content providers, canada.com provides a number of personalized online tools, including free e-mail, internet search, online shopping and many additional services. canada.com also provides up-to-date international, national and local news coverage from the daily newspapers, CanWest’s Global Television News, third-party newswire services and its own network interactive news bureaus. City portals, such as www.canada.com/vancouver and www.canada.com/ottawa, offer local news, weather, and services information.

•	FPInfomart.ca

FPinfomart.ca is an online news and business research service, providing businesses, government and the non-profit sector with more than 230 Canadian news sources on web-based and wireless platforms. Sources include major Canadian daily newspapers and newswires, regional community papers, television and radio news transcripts, corporate databases, specialty trade journals and magazines.

FPinfomart.ca is a subscription-based service that provides a wide range of products to support desktop and cross-organizational research, media-monitoring and distribution of results. FPinfomart.ca can be used by its subscribers for online media monitoring and analysis, archival research using the newspapers in the database, and in-depth research on 4,600 publicly traded and more than 300,000 Canadian companies carried in FP Advisor.

•	FP DataGroup

For 75 years, FP DataGroup has been a leading, unbiased source for corporate and financial information on publicly-traded Canadian companies and mutual funds.

FP DataGroup offers its subscribers a full-range of financial information products, both online and in print. Money managers, investment professionals, individual investors and information professionals use FP DataGroup’s products to make investment decisions and perform in-depth research on Canadian companies and industries. FP DataGroup’s subscribers have electronic access to custom data through five key products available at www.financialpost.com – FP Corporate Profiler, FP Corporate Analyzer, FP New Issues, FP Corporate Reports and FP Dividends.

Canadian Operations Sales and Marketing

Our broad range of media platforms allows us to deliver multi-platform solutions to our advertising clients. We are able to sell flexible packages of advertising across various media in local, regional and national markets.

Television Sales

Television revenues are split between approximately 85% national sales and 15% local sales. National sales are driven predominantly from three sales offices, Toronto (90%), Montreal (5%) and Vancouver (5%). Each market has a national sales force. Almost all national accounts enlist the services of agencies to procure their advertising placement. There are five major agencies that are responsible for about 60% of the national business. On the local side each television station has a dedicated local sales force, which is responsible for all local and regional sales derived from that marketplace. All rates, sales policies and guidelines are driven from our central sales office in Toronto.

Newspaper Sales

Approximately 70% of newspaper advertising sales are generated locally, with each paper having an outside and inside sales force and classified advertising call center. The balance of the advertising is generated by national and large multi-market retail accounts. They are sold by the national sales group operated by CanWest MediaWorks Sales and Marketing with three offices in Canada and contract representatives in the U.S.

Online Sales

Approximately 25% of revenues are generated by national sales for the canada.com network, primarily from sales offices in Toronto (85%), with representation also in Montreal (10%) and Vancouver (5%). Remaining sales are made by local newspaper sales forces.

Australian Operations

Australian Television

We have a 56.4% economic interest in TEN Group, which owns Network TEN. Through its wholly-owned and affiliated stations, Network TEN covers 19 million people, or approximately 90% of Australia’s total population. In 1992, we organized a consortium which acquired TEN Group for total consideration of A$236.0 million. Since then, Network TEN has increased earnings by targeting selected demographic groups, expanding signal coverage and controlling operating costs.

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

Australia also has two metropolitan pay television operators and one regional pay television operator, which broadcast primarily via cable and direct to home satellite delivery technologies. In 2004, there were approximately 710,000 cable subscribers, located primarily in metropolitan markets, and 940,000 satellite subscribers, located primarily in rural areas. While pay television operators have been permitted to broadcast paid advertising since July 1997, federal legislation requires that subscription fees remain the predominant source of revenue for pay television operators.

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

Network TEN purchases most of its non-Australian programming from major U.S. studios. It has acquired Australian rights to shows that are popular with its target audience, such as Charmed, Medium, NCIS, Numb3rs, House, The Simpsons, and the Law & Order franchise. By obtaining “run of series” commitments, Network TEN ensures these series remain with the network for as long as they are produced. In addition, Network TEN enters into multi-year supply agreements with U.S. and other non-Australian production companies in order to acquire Australian rights to desirable programming at fixed prices.

Network TEN produces news, local sports and a limited number of other programs in-house, while entertainment programs are acquired from independent Australian producers. In-house productions include: the sports programs, Sports Tonight and RPM, the news program, Meet the Press, the reality based cooking program, Ready, Steady, Cook, and the afternoon children’s program, Totally Wild . Entertainment programs commissioned from Australian production companies include: Australian Idol, Big Brother, Neighbours, and Rove Live. For commissioned programs, Network TEN typically maintains an active role in the creative process. Network TEN seeks sponsorship of certain of its programs by advertisers and employs on-air promotion as well as radio and print advertising to market both the network and its programming.

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

Television Advertising Market Shares

	Twelve months ended June 30,
Network	2001(1)	2002	2003	2004	2005
Network TEN	23%	27%	29%	30%	31%
Nine	38	39	39	39	38
Seven	39	34	32	31	31

(1)	Includes the Sydney 2000 Olympics, aired by Seven.

Source: Free TV Australia.

Network TEN differentiates itself from other broadcasters by focusing primarily on the young adult demographic. The table below sets forth commercial network audience shares for calendar years: 16 to 39 year olds (Sunday-Saturday 6:00 p.m. to 10:30 p.m.) for each of the three national commercial networks:

Audience Share

	Twelve months ended December 31,
Network	2000(1)	2001	2002	2003	2004
Network TEN	31%	34%	37%	37%	37%
Nine	36	33	34	35	35
Seven	33	33	29	28	28

(1)	Excluding the impact of the Sydney 2000 Olympics.

Source: 2001-2004 OzTam television ratings; 1999-2000 AC Nielsen television ratings data.

Sales and Marketing

Television revenues are split between approximately 70% national sales and 30% local sales. Sales are derived from five markets, Sydney, Melbourne, Brisbane, Adelaide and Perth. Advertising agencies account for approximately 95% of revenues and almost all national clients enlist the services of advertising agencies to procure their advertising placement. There are fifteen major agencies that are responsible for approximately 90% of advertising revenues. On the local side, each television station has a dedicated local sales force, which is responsible for national and regional sales derived from that marketplace. All rates, sales policies and guidelines are driven from a central source in Sydney.

Eye Corp.

Through our investment in the TEN Group, we have an investment in Eye Corp., one of Australia’s premier out-of-home advertising companies. In December 2000, TEN Group acquired a 60% interest in Eye Corp. and then in August 2002 acquired the remaining 40% interest.

Eye Corp., which was created from the consolidation of several smaller players, has become the second largest out-of-home advertising company in the marketplace, following APN News and Media Limited, which we estimate controls 58% of the domestic market.

Eye Corp.’s operations are comprised of five divisions:

•	Eye Drive, which has Australia’s second largest stable of large format outdoor signage, and includes inventory of over 300 sites;

•	Eye Fly, which has approximately 1,100 strategically located signs within all of Australia’s major domestic and international air terminals, giving Eye Fly 100% of the Australian airport market;

•	Eye Shop, which controls more than 3,500 “eyelites” through more than 100 leading shopping centers across Australia and New Zealand;

•	Adval, which is a visual merchandising and point-of-sale supplier to leading retailers; and

•	the overseas division, which has made substantial inroads into southeast Asian markets, including Indonesia and Malaysia and encompasses large format outdoor advertising and internal airport signage.

Sales and Marketing

Revenues are split 78% Australasian (including New Zealand) Media, 16% Australian Point of Sale Production and 6% Asia. National sales account for 60% of Australasian Media revenue and 40% is sold in local markets. Advertising agencies account for approximately 85% of these revenues. Australian retail printed point of sale marketing material and Asian revenues are sold in local markets to direct clients.

Our Economic Interest in TEN Group

Network TEN is owned and operated by TEN Group, an Australian private company. Approximately 84.4% of the ordinary shares of TEN Group are held by Ten Network Holdings Limited, a public company listed on the Australian Stock Exchange. We own approximately 14.5% of the ordinary shares of TEN Group, representing a 14.5% voting interest (the maximum voting interest that any one foreign person may own in an Australian television broadcaster under present Australian law is 15%). We also own all of the subordinated debentures and convertible debentures of TEN Group. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest at a rate determined with reference to dividends to holders of ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay interest at a market rate. The combination of our ordinary shares and subordinated debentures yield payments equivalent to approximately 56.4% of all payments made to TEN Group security holders.

The convertible debentures are convertible upon payment of an aggregate of A$45.5 million into a number of ordinary shares, which would represent approximately 49.1% of the issued and outstanding ordinary shares of TEN Group at the time of conversion. Under current regulations with respect to foreign ownership in Australia, we cannot exercise the conversion privilege.

Under TEN Group’s corporate constitution, we are entitled to nominate three of TEN Group’s 13 directors. The shareholders of Ten Network Holdings Limited have the right to nominate nine directors and the remaining director is nominated by the board and serves as chair. The corporate constitution also provides for pre-emptive rights, which allow us to purchase new securities issued by TEN Group to maintain our economic interest, subject to foreign ownership restrictions under Australian law.

The corporate constitution of TEN Group requires the distribution of annual dividends to the maximum amount permitted by law, subject to first making provisions for working capital, capital expenditures and corporate development activities, as well as compliance with the terms of any financing facilities that may be in place from time to time.

Effective September 1, 2004, we began consolidating TEN Group on a retroactive basis in accordance with AcG-15, Consolidation of Variable Interest Entities.

New Zealand Operations

In New Zealand, we own a 70% interest in CanWest MediaWorks (NZ), a company listed on the New Zealand Stock Exchange. CanWest MediaWorks (NZ) was formed in 2004 and in July 2004 it acquired our New Zealand radio and television operations, RadioWorks and TVWorks. TVWorks operates the leading privately owned free-to-air television group in New Zealand and RadioWorks operates one of the leading radio businesses in New Zealand.

Television Industry Overview

The New Zealand television industry includes two major free-to-air network operators, a pay television provider and several smaller UHF operators. Through its two free-to-air channels, TV One and TV2, the government owned TVNZ has a 57% viewer share. Effective in July 2002, a new charter which imposes significant social obligations on TVNZ came into effect. Previously, TVNZ was more purely focused on commercial operations. TVWorks operates two national free-to-air television networks, 3 and C4. TVWorks has an aggregate viewer share of approximately 25%. 3 and C4 are transmitted through VHF frequencies reaching 98% and 75% of the population of New Zealand respectively, and are available on the SKY TV digital satellite platform. SKY TV operates direct-to-home subscription networks, and has a current market penetration of approximately 40% of homes in New Zealand. Prime TV operates a free-to-air UHF television service which covers 95% of New Zealand’s population. Prime TV is limited due to the low number of homes which are equipped with UHF receivers. Its audience share is approximately 4%. In addition, there are a number of small local UHF operators. SKY TV has recently acquired Prime TV.

TVWorks

TVWorks owns and operates the 3 and C4 television networks. In October 2003, TV4 was relaunched as C4, a free-to-air music and youth programming television network. While 3 targets adults ages 18 to 49, C4 caters to a younger demographic of adults ages 15 to 39. 3 and C4’s signals reach approximately 98% and 75% of the New Zealand population, respectively.

Market Share and Ratings

Television advertising expenditures in New Zealand were approximately NZ$643 million for the twelve months ended December 31, 2004, representing approximately 31% of total advertising expenditures of NZ$2.1 billion. Television advertising expenditures increased by 9% for calendar 2004 compared to the prior year. In the five year period to December 31, 2004 total advertising expenditures increased by an average of 6% per year.

The New Zealand television industry generates its revenue from the sale of advertising time. The distribution between TVNZ and 3 and C4 of their combined television market share (based on revenue) as estimated by us is set out below:

Television Advertising Market Share

	Year Ended March 31,
	2001	2002	2003	2004	2005
3/C4	23.9%	24.0%	25.9%	25.7%	25.8%
TVNZ	72.3	71.5	68.8	67.2	65.0
Others	3.8	4.5	5.3	7.1	9.2

The table below sets forth audience shares of New Zealand’s commercial television networks during prime-time viewing hours:

Audience Share (1)

	Year Ended March 31,
	2001	2002	2003	2004	2005
3	22%	23%	25%	23%	24%
C4	3	4	3	2	2
TV One	33	30	29	30	28
TV2	33	31	31	28	27
SKY/Other	9	12	12	17	19

(1)	Among adults 18 to 49 (Sunday - Saturday 6:00 p.m. to 10:30 p.m.)

Source: AC Nielsen

Programming

3’s long-term programming strategy is designed to improve the ratings performance of both domestic productions and foreign series among its targeted demographic audience.

3 operates a significant news and current affairs department, responsible for over ten hours of peak programming and three and a half hours of off-peak programming weekly. News and current affairs programming is in constant high demand by advertisers and attracts premium rates. Sports play an integral role in the 3 programming schedule. 3 has free-to-air rights for rugby, which is New Zealand’s highest profile sport.

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

3 has particular strength in the crime drama genre with popular shows CSI: Crime Scene Investigation, CSI: Miami, CSI: New York, Law & Order: Special Victims Unit, Law and Order: Criminal Intent, 24 and Numb3rs. All three CSI franchises are now on “life-of-series” agreements, ensuring continued access to these popular programs.

Reality hit shows like Survivor, as well as comedies such as The Simpsons, That 70’s Show, Malcolm in the Middle and Sex and the City round out the network’s top-performing international programs. The majority of 3’s international programming is obtained from major United States studios such as FOX, CBS, Paramount, and NBC Universal pursuant to multi-year program purchase agreements. These agreements provide 3 with certainty of supply at agreed prices and enable the network to provide popular movies like X-2, Charlies Angels 2, Anger Management, Cheaper by the Dozen and Master and Commander.

3’s New Zealand-produced programming is acquired from a range of independent production companies or produced in-house. 3 sources programming from independent production companies by either commissioning the production of new programs or purchasing the free-to-air rights of programming already produced. Programs recently commissioned by 3 include Target, Inside New Zealand, Sticky TV and Outrageous Fortune.

In October 2003, TV4 was relaunched as C4, with a youth music format. The channel runs themed or “destination” programming focused upon specific musical genres, but is open to format changes based upon viewer surveys. New Zealand music plays a key role on the channel. C4 screens the popular cartoon comedy Futurama, and has an agreement with MTV to bring the best of its youth programming to C4.

Sales and Marketing

The vast majority (approximately 90%) of television revenue in New Zealand is generated through advertising agencies, with approximately 10% sold directly to clients. The largest agencies are predominantly based in either Auckland or Wellington, with the top six agencies generating approximately 50% of total revenue. Each quarter a ratecard is released to the market and air time inventory is made available for advertisers to book. Sales policies and rates are controlled from Auckland, where senior sales management is based. Smaller sales offices are also located in Hamilton, Wellington, Christchurch, Sydney and Melbourne (Australia).

Radio Industry Overview

There are effectively two major groupings of stations in New Zealand, which account for 90% of radio revenues for the year ended December 31, 2004, as follows:

Station Group	Approximate Revenue Share
The Radio Network (TRN)	46%
RadioWorks	45
Others	9

100%

Radio advertising revenue in New Zealand was approximately NZ$247 million for the twelve months ended December 31, 2004, representing approximately 13% of total advertising expenditures. This represents an increase of NZ$22 million or 10% over the previous year.

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

RadioWorks

RadioWorks operates six national networks—The Edge, The Rock, Kiwi FM, Solid Gold, Radio Pacific and the recently launched Radio Live, and 28 local stations that primarily operate under common brand names, either as More FM or The Breeze.

The formats of the six national networks are:

•	The Edge (FM) – a contemporary station targeting a young audience with current hits;

•	The Rock (FM) – targeted mainly to males in the 18 to 34 age group;

•	Kiwi FM – broadcasts 100% New Zealand music, primarily targeting the younger audience;

•	Solid Gold (FM) – a classic hits format targeted at the older demographic;

•	Radio Pacific (AM) – a talkback format also targeted at the older demographic; and

•	Radio Live (FM) – news and talk format targeted at a 25 to 54 age group.

The More FM adult contemporary brand is targeting the 25 to 39 age group, and The Breeze easy listening format primarily targets the female 35 to 54 age group.

We estimate that our signal reaches 99% of the New Zealand population. RadioWorks now covers both urban and rural markets and virtually the full range of formats.

Ratings

In the recent November 2005 nationwide survey of New Zealand’s major urban markets, key brands performed as follows in their respective target audiences. The Rock was number one with a 19% share of its target audience; The Edge was number one, with a 22% share; More FM was number three, with an 11% share; and The Breeze was number one, with a 17% share.

Sales and Marketing

Radio in New Zealand is primarily sold directly to advertisers, with only approximately 25% sold through advertising agencies. Direct revenue is generated by 24 sales teams located in the major cities and towns across the country. The majority of direct revenue is sold via various types of monthly installment plans, with the minority being via casual campaign or spot bookings. Approximately 66% of revenues are generated from the five largest New Zealand cities.

Republic of Ireland Operations

We own 45% of TV3 Ireland, the only privately-owned broadcast television network in the Republic of Ireland.

Industry Overview

Prior to the launch of TV3 Ireland in September 1998, the Irish television industry consisted of three national networks, RTE1, Net 2 and TG4, which are all available free-to-air and through cable, satellite and MMDS. In addition to commercial advertising revenue, these three networks are publicly funded and operate under the auspices of RTE, the state-owned broadcast organization. TV3 Ireland is the first and only privately owned national independent commercial television channel in the Republic of Ireland. TV3 targets the 15 to 44 age group and is a full service FTA television network offering a mix of domestic and foreign general entertainment programming.

In addition to the four Irish channels, the major UK terrestrial channels, each of which serves Northern Ireland, including BBC1, BBC2, ITV (Channel 3), Channel 4 and Channel 5, are available to some or all Republic of Ireland viewers off-air, satellite to cable or MMDS. In addition, Sky One and other pay services are available on cable, MMDS or satellite. In April 2002, the four Irish terrestrial channels, including TV3, were made available on the “family package” offered by Sky Digital Satellite in the Republic of Ireland. The addition of Sky satellite distribution added to the 96% coverage of TV3, making TV3 available to every Republic of Ireland home.

TV3 Ireland reaches approximately 30% of Northern Irish homes off-air through transmitters located in the northern part of the Irish Republic.

Overall, approximately 65% of the Irish television households are served by cable, MMDS or satellite services, reaching up to 94% in the major urban markets, including Dublin. Those homes served by retransmission systems or capable of receiving terrestrial overspill of the major UK channels now account for 79% of all homes nationally. In recent years, Sky Digital has grown its subscribers to approximately 305,000 Irish homes, which consequently receive a host of UK based services generally not available on the spectrum-limited cable services.

In 2004, television advertising expenditures in the Republic of Ireland generated approximately €236 million, representing approximately 17% of total advertising expenditures of €1.37 billion. This is supplemented by additional expenditures on advertising in the UK on services which reach into the Republic of Ireland, which expenditures are targeted at consumers in the Republic of Ireland. In calendar 2004, the television advertising market increased by approximately 21%.

TV3

TV3 Ireland quickly demonstrated the need for a third mainstream station. It has filled the gap between RTE1’s older audience and Net 2’s youthful franchise. With the addition of TV3 Ireland, there has been repatriation of Irish audiences and growth in the number of people viewing Irish channels each month.

After seven years on-air, TV3 Ireland has solidified its position as the second most viewed channel, second only to Irish state owned and funded RTE One.

Peak Audience Share

January to December 2004

Network
TV3	14%
RTE1	32
Net2	12
UTV	8

Source: AC Nielsen: All individuals in the Republic of Ireland.

TV3 offers a wide variety of programming, including news, factual, comedy, drama, sports and local interest programming. The schedule is a mix of domestic and foreign programming.

TV3 Ireland’s programming is targeted to the 15 to 44 age group, audiences which are in high demand by Irish advertisers and which TV3 Ireland has proved to have been previously neglected in the Irish market. TV3 Ireland has quickly established itself with the viewing audience through the introduction of programs to the Irish market like Law and Order: Special Victims Unit, Will and Grace, Malcolm in the Middle, and the U.S. critical success Arrested Development. The tradition of U.S. movie premieres on a Sunday evening has continued with such titles as The Matrix Trilogy, Red Dragon and Analyze That.

In 2001, as part of the agreement by which ITV acquired an interest in TV3, two major new titles moved to TV3, Coronation Street and Emmerdale, the latter was new to Irish broadcasting at 7:00 p.m. These programs have improved the audience share for the 7:00 to 8:00 p.m. time-band and have greatly enhanced viewing of later programs. Other products, like Heartbeat, the Royal, and reality shows I’m a Celebrity – Get Me Out of Here and Hell’s Kitchen, have further improved the channel. Support for TV3 Ireland’s coverage of Europe’s prime club soccer tournament, the UEFA Champions’ League continues, with particularly good audiences for the season that began in September 2004. TV3 continues to maintain its role in international football coverage with the UEFA Champions League in the 2005/6 season and coverage of Irish soccer internationals.

TV3 Ireland recognizes the importance of relevant domestic programming and in 2004 invested over 50% more in domestic programming than it did in programming acquired from outside the country. The channel continues to exceed its regulatory requirement of 25% Irish programming. In addition to three daily news bulletins, TV3 Ireland produces Sports Tonight, Week in Review, periodic news specials, and Ireland AM, Ireland’s first morning breakfast television service, which quickly established itself as the number one breakfast choice in Ireland. Ireland AM is a live, weekday magazine and lifestyle program. The program now has viewing greater than the accumulated audiences of all its breakfast program competitors available in the market. The Political Party, introduced in the fall of 2004, has now become a part of the political scene, with appearances by all the major Irish politicians. Go Racing and Popcorn cover the popular Irish leisure pursuits of horseracing and cinema.

As part of a strategy to build a strong inventory of Irish dramatic programs, TV3 continues to actively invest in Irish theatrical productions. Since its launch in 1998, TV3 has invested in a recreation of the events of “Bloody Sunday,” a pivotal event in modern Irish history, Map Maker, Watermelon, and Halo Effect. In the past year TV3 has invested in three productions, Isolation (a horror movie), Studs (set around a local Irish soccer team) and The Wind That Shook the Barley directed by Ken Loach. The value of these independent Irish film investment budgets now approach €20 million and TV3 has taken great pride in being a part of this meaningful investment for independent producers.

Sales and Marketing

The majority of TV3 Ireland’s airtime is sold to advertisers through advertising agencies in Ireland. In addition, it utilizes a direct sales force to sell to advertisers who do not use agencies. In addition, TV3 Ireland derives some advertising revenues from the United Kingdom. TV3 Ireland contracts ITV Sales as its U.K. sales force.

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

REGULATION

Canadian Television Regulation

Canadian television broadcasting, including specialty cable television broadcasting, is regulated principally by the Broadcasting Act (Canada). The Canadian Radio-television and Telecommunications Commission, or CRTC, which, among other things, administers the Broadcasting Act, grants and reviews broadcasting licenses, approves certain changes in corporate ownership and control, and establishes and oversees compliance with regulations and policies concerning broadcasting, including various programming requirements, subject to certain directions from the federal cabinet.

In June 2003, a House of Commons committee, the Standing Committee on Canadian Heritage, released the findings of its study of the current state and future direction of Canada’s broadcasting system and the efficacy of the Broadcasting Act in meeting policy objectives, which commenced in May 2001. Included among the broad ranging issues considered by the committee were cross-media ownership, foreign ownership, license fees, program funding, community, local and regional broadcasting, the effectiveness of the CRTC, digital transmission, performance measurement and Canadian content and cultural diversity. In November 2003, the government responded to the report, but did not deal substantively with any of the issues identified in the report. The government did indicate that it would give further consideration to the issues involved in cross media ownership and conduct an analysis of foreign ownership restrictions, particularly concerning telecommunications companies. Since that response there has been a federal general election, a change in the leadership in the responsible ministries and a series of events that have resulted in a great deal of public scrutiny of the CRTC and its decision making and regulatory processes. Following the election, the standing committee re-submitted its 2003 report to the Government of Canada. The government again responded to this report. The response included a statement of support for further study of cross media ownership and encouraged the CRTC to support diversity in the consideration of license applications. In January 2006, there was another federal election and a different party was elected.

Ownership and Control

The Canadian government, through an Order-in-Council referred to as the CRTC Direction (Ineligibility of Non-Canadians), has directed the CRTC not to issue, amend or renew a broadcasting license to an applicant that is a non-Canadian. Canadian, a defined term within the CRTC Direction, means, among other things, a citizen or a permanent resident of Canada, a qualified corporation, a Canadian government, a non-share capital corporation the directors of which are appointed or designated by statute or governmental authorities, or a mutual insurance company, pension fund society or cooperative of which 80% of the directors or members are Canadian. A qualified corporation is one incorporated or continued in Canada, of which the chief executive officer or other presiding officer and 80% of the directors are Canadian, and not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes are beneficially owned and controlled, directly or indirectly, by Canadians. In addition, in order for a subsidiary to be a qualified corporation, Canadians must beneficially own and control, directly or indirectly, not less than 66  2/3% of the issued and outstanding voting shares and not less than 66  2/3% of the votes of the parent company that controls the subsidiary and neither the parent company nor its directors or similar officers may exercise control or influence over any programming decisions of the subsidiary. There are no specific restrictions on the number of non-voting shares that may be owned by non-Canadians. Finally, an applicant seeking to acquire, amend or renew a broadcasting license must not otherwise be controlled in fact by non-Canadians, a question of fact, which may be determined by the CRTC in its discretion.

The CRTC’s Television Broadcasting Regulations, 1987, and the Specialty Services Regulations, 1990, require the prior approval of the CRTC of any transaction that directly or indirectly results in:

•	a change in effective control of the broadcasting undertaking of a licensee;

•	a person or a person and its associates acquiring control of 30% or more of the voting interests of a licensee or of a person that has, directly or indirectly, effective control of a licensee; or

•	a person or a person and its associates acquiring 50% or more of the issued common shares of the licensee or of a person who has direct or indirect effective control of a licensee.

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

Station	Call Sign	Due for Renewal
Global Television Network:
Global Vancouver	CHAN	August 31, 2008
Global Halifax	CIHF	August 31, 2008
Global Saint John	CIHF-2	August 31, 2008
Global Quebec	CKMI	August 31, 2008
Global Calgary	CICT	August 31, 2008
Global Edmonton	CITV	August 31, 2008
Global Winnipeg	CKND	August 31, 2008
Global Saskatoon	CFSK	August 31, 2008
Global Regina	CFRE	August 31, 2008
Global Lethbridge	CISA	August 31, 2008
Global Ontario	CIII	August 31, 2008
Independent Stations:
CJNT Montreal, Quebec	CJNT	August 31, 2007
CHCH Hamilton, Ontario	CHCH	August 31, 2008

Station	Call Sign	Due for Renewal
CHEK, Victoria, British Columbia	CHEK	August 31, 2008
CBC Affiliates:
CHBC Kelowna, British Columbia	CHBC	August 31, 2008
CKRD Red Deer, Alberta	CKRD	August 31, 2008
Specialty Cable Channels:
Analog:
Global Prime	Global Prime	August 31, 2010
Digital:
Mentv (49% interest)	Category 1	August 31, 2007
Mystery (50% interest)	Category 1	August 31, 2007
Lonestar	Category 2	August 31, 2007
DejaView	Category 2	August 31, 2007
Fox Sports World Canada	Category 2	August 31, 2007
Xtreme Sports	Category 2	August 31, 2007
CoolTV	Category 2	August 31, 2007

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

Australian Television Regulation

The Broadcasting Services Act (Australia) (“BSA”) regulates the commercial television industry in Australia. The Australian Communications and Media Authority (“ACMA”) administers the BSA, and has responsibility for planning and licensing, programming and content standards, ownership and control of commercial broadcasting services, handling complaints and administering the allocation of broadcasting frequency spectrum.

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

The BSA also includes provisions that limit a person from owning commercial free-to-air television licenses, radio licenses and or associated newspapers within the same license area (the cross media ownership laws). The audience reach limitations of the BSA prevent a person from being in a position to exercise control of television licenses with a combined audience reach of more than 75% of the Australian population, although it is possible for a person to supply programming (through affiliates or otherwise) to achieve greater audience reach. Furthermore, a person must not be in a position to control more than one commercial free-to-air television license in the same license area or two commercial radio licenses.

In March 2002 the Australian Government introduced the Broadcasting Services Amendment (Media Ownership) Bill 2002, which would remove limitations in the BSA on foreign ownership and control of the Australian media, leaving the sector to be regulated under the Foreign Acquisitions and Takeovers Act 1975 and Australia’s general foreign investment policy. The proposed bill would also lift the ban on cross-media ownership, subject to certain restrictions. At that time, the Australian Senate, in which the Government did not hold a majority, did not support the bill. In the 2004 election, the same Government was re-elected and gained majority control of the Senate on July 1, 2005. The Government has since restated its commitment to reforming Australia’s cross ownership and foreign media ownership laws. In late 2005, the Minister for Communications, Information Technology and the Arts announced her intention to release a discussion paper on media reform in early 2006. The paper will address changes to cross and foreign media ownership rules, as well as options for new services and increased competition in the broadcast sector. The Government has not indicated when any legislation resulting from the discussion paper will be introduced into the parliament.

Content and Advertising

The ACMA imposes mandatory transmission quotas for Australian content and other more specific sub-quotas for Australian drama, children’s programming and documentaries. A minimum of 55% of programming broadcast between 6:00 a.m. and 12:00 midnight must be “produced under Australian creative control.”

The Australian commercial television industry is also subject to the Commercial Television Industry Code of Practice (the “Code”), which has been developed by Free TV Australia and registered with the ACMA. The Code pertains to matters such as the classification of programs and program promotions, the content of news and current affairs programs and the content, placement and amount of advertisements, as well as handling of complaints on code matters.

The Code limits the broadcasting of commercials and program promotions to an average of 13 minutes per hour from 6:00 p.m. to 12:00 midnight and an average of 15 minutes per hour at other times. The exception to this is certain children’s programming, which is regulated by the Children’s Television Standards developed by the ACMA.

Digital Television

Metropolitan television networks were required to commence broadcasting on new digital channels on January 1, 2001 and simulcast both digital and analog services until 2008, or such time as determined by further review. Regional and rural broadcasters have commenced staggered digital broadcasts since 2001. Over-the-air broadcasters are not permitted to provide multiple channels or over-the-air subscription broadcasting services. However, these conditions are currently under review, in addition to a number of other aspects of the digital television regulatory framework. In view of this legislation and the investment and expense involved for existing broadcasters, the government determined that no new commercial television licenses would be issued before December 31, 2006. The Government has recently indicated that it does not support the issue of a new free-to-air television license after this date, but has not advised how this policy will be implemented.

Network TEN has undertaken a major implementation plan to establish the infrastructure and operations necessary for digital terrestrial broadcasting and commenced digital broadcasting on January 1, 2001.

General Regulatory Obligations

In addition to the regulatory framework specific to broadcasting, the television industry is also governed by general legislation that applies to all industries. This includes the Trade Practices Act 1974, which primarily deals with anti-competitive conduct and consumer protection, and the Foreign Acquisitions and Takeovers Act (Australia) 1975, which provides the Federal Treasurer with the power to prohibit acquisitions by foreign persons of Australian companies and assets where the acquisition is considered to be contrary to the national interest.

Licensing

The ACMA grants commercial television licenses only to companies incorporated in Australia. Commercial television licenses granted by the ACMA remain in force for five years, subject to compliance with the BSA, and are renewed at the request of the license holder if the licensee is considered suitable by the ACMA to continue to hold a license.

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

3 operates under a broadcast license issued in 1989 and C4 operates under broadcast licenses attached to the 3 licenses. RadioWorks holds a broadcasting license that will expire in 2011. All VHF television licenses expire in 2015. Both television and radio licenses have rights of incumbency. Discussions with the Government related to the renewal of our radio licenses in 2011 were successfully completed in the 2005 fiscal year. As a consequence, we expect to pay approximately $40 million in 2011 to renew all of our existing radio licenses for 20 years to 2031. We do not expect that negotiations for renewal of our television licenses will commence for several years.

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

Programming

In accordance with European Union Directives, to the extent practicable, a minimum of 50% of TV3 Ireland’s programming must be of European Union origin. In addition, TV3 Ireland’s agreement with the BCI requires that a minimum of 25% of its content must be of Irish origin. TV3 Ireland has consistently exceeded its minimum Irish and other European origin programming commitments.

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

All of our newspapers are published from premises owned by the Limited Partnership, except The Edmonton Journal, which is published from premises occupied under a long-term lease agreement. In addition, the Limited Partnership prints all of its publications using its own presses and related equipment. The National Post is printed in part by the Limited Partnership and in part by third parties at locations throughout Canada. The Limited Partnership leases additional office space and warehouse space from time to time as required. The Limited Partnership owns an office facility in Toronto which serves as the headquarters for its Canadian media operations. Our New Zealand television operations are headquartered in Auckland, where we own a broadcast and production facility. We also lease premises for our news bureaus in Wellington and Christchurch. The majority of the transmission facilities are leased under long-term agreements. RadioWorks leases a corporate office in Auckland and studios throughout the country.

TV3 Ireland is headquartered in Dublin, where it leases office and studio premises.

TEN Group owns its facilities in Adelaide, Perth and Brisbane. Properties in Sydney and Melbourne are under lease.

All of our owned property has been pledged as security under our credit facilities.

We currently are aware of no material environmental issues affecting the use of our properties.

CAPITAL EXPENDITURES

For a description of our principal capital expenditures during the past three fiscal years, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

CanWest MediaWorks Inc. is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising and internet websites in Canada, Australia, New Zealand and Ireland. In each of our markets we seek to develop a broad media platform that enables us to provide a multimedia product offering to our customers. Our diversification within the Canadian market and internationally has contributed to the stability of our overall results.

On November 18, 2004, 3851668 Canada Inc. amalgamated with CanWest Media Inc., a subsidiary, and continued as CanWest Media Inc. We discuss the amalgamation in further detail below under “The Amalgamation and Refinancing Transactions.”

On September 1, 2005, we simplified our corporate structure by amalgamating with fourteen of our wholly-owned subsidiaries to form a new company called CanWest MediaWorks Inc.

On October 13, 2005, CanWest MediaWorks Income Fund completed its $550 million initial public offering. On the completion of the Fund’s initial public offering, we transferred our Canadian newspaper and online media businesses, with the exception of the National Post, to CanWest MediaWorks Limited Partnership in exchange for units and indebtedness of the Limited Partnership. Substantially all of the indebtedness was repaid by the Limited Partnership using $517 million in net proceeds of the Fund’s initial public offering, together with $823 million advanced under the Limited Partnership’s new unsecured $1 billion senior unsecured credit facility. As a consequence, the Fund now holds a 25.8% equity interest in the Limited Partnership, with us holding the remaining 74.2%. Monthly cash distributions are paid by the Limited Partnership to the Fund and to us out of the distributable cash generated by the operations of the Limited Partnership. A portion of our 74.2% interest, representing 19.6% of the total units of the Limited Partnership, is in the form of subordinated units. We will receive cash distributions on those subordinated units only if the Limited Partnership has paid a distribution to holders of non-subordinated units of at least $0.0771 per non-subordinated unit in respect of the most recent month and any deficiency in such distributions to holders of non-subordinated units during the preceding 12 months has been satisfied. As a result of the transaction, we recorded a dilution gain on the sale of a 25.8% interest in the operations transferred to the Limited Partnership of $84.1 million. We will continue to consolidate the results of the operations transferred to the Limited Partnership.

Key Factors Affecting Segment Revenues and Operating Income

Television Broadcast

We have four television broadcast segments, one for each country in which we carry on such operations. Our Canadian television segment includes our broadcast television networks in Canada as well as specialty channels and two radio stations. Our New Zealand and Irish television segments cover our television operations in those countries. Our Australian television segment includes TEN Group, which owns and operates Network TEN.

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

Following a 7% decline in advertising revenue in fiscal year 2004 for Canadian television, advertising revenues remained constant for fiscal year 2005 as compared to fiscal year 2004. The revenue decrease in 2004 and continued weakness in 2005 reflected a loss of market share resulting primarily from reduced ratings performance. Canadian television will remain a challenge for 2006. However, new programs that have attracted promising initial ratings include the new drama Prison Break, the comedy My Name is Earl and Entertainment Tonight Canada, which launched in the first two weeks of the season and immediately rose to the number one spot for a Canadian entertainment magazine program. Canadian television has also achieved ratings gains in its key news programming. We believe that increased ratings will have a positive impact on revenues in fiscal 2007.

Our Australian television broadcast segment recorded a 9% increase in revenues in fiscal year 2005 compared to fiscal year 2004, driven by Network TEN’s strong ratings performance in a continuing strong television market. Local currency revenue increases of 11% were partially offset by the weakening of the local currency relative to the Canadian dollar. For fiscal 2006, we expect a slowdown in Network TEN revenue growth. Our New Zealand television broadcast segment also had a strong performance in fiscal year 2005, recording a 14% revenue increase that reflected an 12% increase in local currency revenues driven by improved audience shares at the 3 and C4 networks in a strong advertising environment and the effect of the strengthening local currency relative to the Canadian dollar, which increased revenue growth by an additional 2%. For fiscal 2006, we expect New Zealand to continue its growth relative to fiscal year 2005, but at a lower growth rate reflecting a slowing in the advertising market. In our Irish television segment, revenues showed growth of 10% in fiscal year 2005, as compared to fiscal year 2004.

Our principal television broadcast operating expenses are programming costs and employee salaries. In our Canadian television segment, operating expenses increased 6% in fiscal year 2005 compared to fiscal year 2004, primarily as a result of increased programming and promotion costs. We expect this trend to continue in Canada into fiscal 2006 as we continue to invest in our program schedule. In Australia, segment operating expenses increased by 5% in fiscal year 2005 compared to fiscal year 2004, driven by an 8% local currency expense increase compared to the same period in the prior year, primarily reflecting increased programming costs. In New Zealand, segment operating expenses for fiscal year 2005 increased by 9% in fiscal year 2005 compared to fiscal year 2004 driven by a 7% local currency expense increase compared to the same period in the prior year, primarily as a result of increased promotion and programming costs. We expect that the trend will continue into fiscal 2006 as programming costs continue to increase. For our Irish broadcasting operation, segment operating expenses increased 3% in fiscal year 2005 compared to fiscal year 2004, reflecting general cost and wage increases and programming cost increases.

Publishing and Online

Our publishing and online segment includes our Canadian newspaper operations (including those operated by the Limited Partnership) as well as our internet operations, including the canada.com web portal. Our publishing and online revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers in Canada. Our newspaper and online advertising revenues are a function of the volume, or lineage, of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales sold at retail outlets and vending machines and are a function of the number of newspapers we sell and the average per copy prices we charge.

Advertising and circulation revenues for the publishing and online operations were 3% higher in fiscal year 2005 compared to fiscal year 2004. The increase in advertising revenues resulted from advertising rate increases as well as from growth in online classified revenues, which increased to $12 million for fiscal year 2005 compared to $4 million for fiscal year 2004. Average daily newspaper circulation in Canada has declined, although the decline in circulation has been offset by an increase in the median sale price for a weekday edition of a Canadian daily newspaper. We believe that the circulation revenues of the publishing operations are reflective of this general trend in the newspaper industry. Circulation revenues were unchanged for fiscal year 2005 compared to fiscal year 2004, as declines in circulation volumes were offset by higher per copy prices. Circulation revenues constitute approximately 20% of total publishing and online revenues. For fiscal 2006, advertising revenues are expected to continue to increase, primarily as a result of rate increases and growth in insert volumes, as well as from significant increases in online advertising. Circulation revenues are expected to be consistent with the prior year.

The principal operating expenses for the publishing and online segment are salaries, newsprint and distribution expenses. Operating expenses increased by 5% in fiscal year 2005 compared to fiscal year 2004, primarily as a result of increased payroll and distribution costs. Newsprint expense for fiscal year 2005 decreased by approximately 4% as a result of reduced pricing and a reduction in newsprint usage. For fiscal 2006, expenses are generally expected to increase moderately. Salary costs will increase due to increases in staffing to support certain key initiatives (e.g. increased online product offerings) and due to normal wage escalation. The declining newsprint expense trend experienced through fiscal year 2005 is expected to reverse in fiscal 2006 as a result of increased newsprint pricing. Finally, increased gasoline prices are expected to result in increased distribution costs.

Radio Broadcast

Our radio broadcast segment consists of our radio operations in New Zealand, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners. Our radio broadcast segment revenues in fiscal year 2005 increased 8% overall, driven by a 6% local currency revenue increase compared to the same period in the prior fiscal year, reflecting strong growth in radio advertising expenditures in New Zealand. In addition, a strengthened New Zealand currency contributed an additional 2% increase for fiscal year 2005. We expect revenues in local currencies to continue to increase during 2006, bolstered by the addition of new FM frequencies acquired in 2005 and the continued growth of the recently launched Radio Live network.

The principal operating expenses in the radio broadcast segment are salaries, marketing costs and music royalties. Segment operating expenses increased 12% in fiscal year 2005 compared to fiscal year 2004, driven by a 10% increase in local currency expenses and an additional 2% as a result of the strengthened New Zealand currency. The increase in costs was due to costs associated with the launch of Radio Live network, and branding costs related to Kiwi FM. For fiscal 2006, we expect costs to continue to increase to reflect the continuing promotion and the full year operation of Radio Live and normal salary and wage increases.

Australian outdoor advertising

Our outdoor advertising segment consists of TEN Group’s wholly owned subsidiary, Eye Corp. Eye Corp. generates its revenue from the sale of out-of-home advertising. Eye Corp.’s advertising revenues are a function of overall outdoor advertising demand and rates. Eye Corp.’s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp.’s displays. Segment revenues increased by 40% in fiscal year 2005 compared to fiscal year 2004, in part reflecting Eye Corp.’s acquisition of the remaining 50% interest in its Eye Shop subsidiary. In addition, airport terminal advertising sales have increased with increases in rates and inventories. The principal operating expenses in this segment are salaries, site rental costs and production expenses. Segment operating expenses have decreased to 79% as a percentage of revenues for fiscal year 2005 from 81% in fiscal year 2004. For fiscal 2006, we expect revenues and expenses to continue to grow as a result of the acquisitions made in 2005.

Acquisitions and Divestitures

We have made a number of acquisitions and divestitures that affect the comparability of our results from period to period.

•	In February 2003, we disposed of certain community newspapers.

•	In June 2004, we sold our 29.9% interest in Ulster Television.

•	In July 2004, we completed the initial public offering and refinancing of our New Zealand operations, which reduced our ownership from 100% to 70%.

•	In September 2004, Eye Corp acquired the remaining 50% of Eye Shop Pty Limited (formerly Eye Village Joint Venture). In addition, in July 2005, Eye Corp acquired 100% of Eye Drive Melbourne Pty Limited (formerly Southcoast Pty Limited).

•	In September 2005, we acquired a radio license to operate a station in the Solent region of the United Kingdom. This operation will commence in fiscal 2006.

Foreign currency effects

Our Australia, New Zealand and Ireland operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar, the New Zealand dollar and the Euro respectively. A decline in the value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the value of the Canadian dollar has the opposite effect. During fiscal year 2005, the Canadian dollar appreciated against the Australian dollar and Euro by 2%, and depreciated against the New Zealand dollar by 2%.

Seasonality

Our advertising revenues are seasonal. Revenues are typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We have identified below the critical accounting estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider these accounting estimates to be critical because changes in the assumptions or estimates we have selected have the potential of materially impacting our financial statements. For a summary of all of our significant accounting policies, see note 1 to our audited consolidated financial statements.

Goodwill and Intangible Assets

We estimate the useful lives of intangible assets and the value of goodwill based on historical customer patterns, industry trends and existing competitive factors. Significant long term changes in these factors could result in material impairment of the value and life of intangible assets and goodwill. As at August 31, 2005 we had $1,144 million of intangibles and $2,425 million of goodwill on our balance sheet.

In performing the annual impairment testing of goodwill and intangibles, management makes a number of assumptions and estimates in determining fair value. The fair value definition used is the amount at which an asset could be bought or sold in a current transaction between willing parties. Valuation for indefinite life broadcast licenses have been determined using an income approach and more specifically the “Greenfield” approach in which the value is determined based on the present value of the required resources and eventual returns from the build out of an operational network and the acquisition of advertisers, starting with only the broadcast licenses as assets. Other valuation techniques used include a market approach or a discounted cash flow (“DCF”) approach. The market approach is used where comparable public market data is available, or we have bona fide offers for assets. The projections used in the DCFs represent management’s best estimates of expected future operating results of the reporting units for the first three years and an extrapolation based on aggregate economic factors such as gross domestic product growth rates and inflation, for the final two years of the forecast period. Precedent transactions involving comparable companies and market statistics for comparable companies are used to select appropriate terminal value multiples. In addition, the expected risk-free and other rates of return, general economic conditions, historical and forecasted operating results, and valuations prepared by third parties are considered. The discount rates used are based on the weighted average costs of capital using the capital asset pricing model and adjusting for the size of the local reporting unit, local tax rates and risk profile. Had different assumptions or valuation techniques been used in performing the impairment testing at August 31, 2005, the carrying value of intangibles and goodwill might have been different.

During 2005, we determined that the value of goodwill and the circulation of the National Post were impaired and as a result, we recorded goodwill and intangible asset impairments of $41 million and $10 million, respectively. The impairment resulted from the incurrence of successive years of operating losses in this business unit and its failure to achieve the profitability targets set out in its business plans.

Income Taxes

We are subject to income taxes in Canada and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Management uses judgment and estimates in determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. Our income tax provision was $21 million for the year ended August 31, 2005. Future tax assets were $198 million, while future tax liabilities were $260 million at August 31, 2005. See note 12 to our audited consolidated financial statements.

Accounting for Pension and Other Benefit Plans

The cost of defined benefit pension and other retirement benefits earned by employees is calculated based on management’s estimates of expected plan investment performance, salary escalation, retirement ages of employees, the discount rate used in measuring the liability and expected healthcare costs. For fiscal year 2005 and 2004, based on the investment mix, current yields and experience, management estimated the long-term rate of return on plan assets to be 7.25%. For the same periods, the discount rate used in measuring the liability was 5.35% and 6.5%, respectively. The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. Management assumed that salaries would increase by 3% to 3.5% per year. The defined benefit pension and other retirement benefit expense we recorded for the year ended August 31, 2005 was $33 million. Use of different assumptions would vary results.

Broadcast Rights

At August 31, 2005, we had $210 million in broadcast rights. Broadcast rights represent the right to air various forms of programming. Broadcast rights and the corresponding payable are recorded when the license period begins and the programs are available for air. Foreign programming is primarily acquired on a “pay for play” basis, and is immediately aired, while some foreign and most domestic programming may be carried in inventory and amortized over a series of plays. Management must use estimates and judgment in determining the useful lives and carrying values of broadcast rights. Estimates of useful life relates to the expected number of plays over which the cost of acquiring the rights are amortized, while estimates of value primarily relate to the time slots in which the programs will be aired. Inventories are reviewed regularly to ensure recoverability of the net book value of broadcast rights.

CHANGES IN ACCOUNTING POLICIES

Consolidation of variable interest entities

Effective September 1, 2004 we have adopted the provisions of The Accounting Standards Board of the Institute of Chartered Accountants of Canada, Accounting Guideline 15 (“AcG-15”). We have determined that we are the primary beneficiary of TEN Group, a variable interest entity. Accordingly, as required by AcG-15, we have consolidated the results of TEN Group. AcG-15 has been adopted on a retroactive basis with restatement of prior periods. Previously, we accounted for our investment in TEN Group using the equity method. As at August 31, 2005 we held a 56.4% economic interest in TEN Group (56.6% at August 31, 2004). The interest held by the 43.6% minority is classified in minority interests (43.4% at August 31, 2004). The change had no impact on net earnings or shareholder’s equity.

Valuation of Intangibles

In accordance with the Emerging Issues Task Force topic number D-108, Use of Residual Method to Value Acquired Assets Other than Goodwill, released September 29, 2004, we adopted a direct approach in the valuation of intangible assets for any business combinations completed after September 29, 2004. We have performed impairment testing using a direct method on all intangible assets previously valued under the residual method. Previously, we utilized a residual value approach in valuing indefinite lived broadcast licenses. There was no effect on the audited consolidated financial statements as a result of this change in accounting policy.

FORTHCOMING CHANGES IN ACCOUNTING POLICIES

Financial Instruments, Hedges and Comprehensive Income

The Accounting Standards Board of the Institute of Chartered Accountants of Canada has issued CICA 3855, Financial Instruments - Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which we must apply for our fiscal year beginning on September 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. We are currently considering the impacts of the adoption of such standards.

Implicit Variable Interests

The Emerging Issues Committee of the Accounting Standards Board of the Institute of Chartered Accountants of Canada has issued EIC 157, Implicit Variable Interests under AcG-15, (“EIC 157”) which must be applied by the Company in the first interim period beginning subsequent to October 17, 2005. EIC 157 prescribes that an implicit variable interest, which is an implied pecuniary interest in an entity that changes with changes in the fair value of that entity’s net assets, exclusive of variable interests, be evaluated in accordance with AcG-15 to determine if consolidation is appropriate. We are currently considering the impact of the adoption of such standards.

Restatement of Prior Year Results

As described in note 1 to our audited consolidated financial statements, certain prior year results and balances have been revised for the reasons stated therein.

OPERATING RESULTS

Introductory Note

•	Segment operating profit. In the discussion that follows, we provide information concerning our segment operating profit. See note 21 to our audited consolidated financial statements. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

•

Operating income before amortization. We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under Canadian generally accepted accounting principles (“GAAP”). Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may not be comparable to similarly titled measures used by other companies. A reconciliation of operating income before amortization to net earnings, which is the most closely comparable GAAP measure, is set forth below under the “Reconciliation of Non-GAAP Financial Measures” section of this report.

Fiscal 2005 Compared to Fiscal 2004

Following is a table summarizing segmented results for August 31, 2005 and August 31, 2004. See note 21 to our audited consolidated financial statements:

	Revenue		Segment operating profit
	Fiscal year ended August 31,
	2005	2004	2005	2004
	(in thousands of Canadian dollars)
		(REVISED)(1)		(REVISED)(1)
Operating Segments
Publishing and Online – Canada	$1,228,851	$1,193,629	$254,875	$267,343
Television
Canada	698,644	690,302	124,699	147,430
Australia-Network TEN	783,315	721,247	293,528	256,033
New Zealand	122,995	108,236	30,713	23,291
Ireland	37,519	34,152	13,254	10,591

	1,642,473	1,553,937	462,194	437,345
Radio - New Zealand	93,428	86,717	26,994	27,488
Outdoor-Australia	107,790	77,117	23,173	14,477
Corporate and other	—	—	(34,249)	(27,110)

	$3,072,542	$2,911,400	$732,987	$719,543

Ravelston management contract termination			(12,750)	—
Restructuring expense(2)			—	(2,445)

Operating income before amortization			$720,237 (3)	$717,098 (3)

(1)	See note 1 to our audited consolidated financial statements.

(2)	Restructuring expenses related to Canadian television operations.

(3)	See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation to net earnings.

Consolidated Results

Revenues. Consolidated revenues increased by $161 million, or 6%, to $3,073 million for fiscal year 2005 from consolidated revenues of $2,911 million for fiscal year 2004. The increase reflected higher revenues in each of our operating segments, with the most significant increases from our Canadian publishing and online, New Zealand television, Australian television and Australian outdoor advertising segments.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased by $148 million, or 7%, to $2,340 million for fiscal year 2005 from $2,192 million for fiscal year 2004. This increase reflects expense increases in all operating segments.

Ravelston management contract termination. Effective April 2005, we terminated the agreement under which we received management services from The Ravelston Corporation Limited (“Ravelston”). The agreement provided for annual payments of $6 million to Ravelston as well as the payment of a fee upon termination. In August 2005, we and RSM Richter Inc., in its capacity as interim receiver, receiver manager and monitor of Ravelston, received court approval for a termination payment in the amount of $13 million, which was paid in September 2005. This charge was recorded in operating expenses for the year ended August 31, 2005.

Restructuring expense. In fiscal year 2004 we incurred $2 million in restructuring expenses related to Canadian television operations.

Operating income before amortization. Consolidated operating income before amortization increased nominally to $720 million for fiscal year 2005 from $717 million for fiscal year 2004. The increase in operating income before amortization reflected increases in revenues that were partially offset by losses in Dose and the Metro joint venture, the contract termination fees, increases in television programming expenses and increases in compensation expenses related to executive management of Canadian operations.

Amortization. Amortization of intangibles was $20 million for fiscal year 2005 compared to $18 million for fiscal year 2004. Amortization of property, plant and equipment was $91 million for fiscal year 2005 compared to $88 million for fiscal year 2004. The increases in amortization expenses are due to acquisitions made in fiscal year 2005 and fiscal year 2004.

Interest expense. Interest expense was $252 million for fiscal year 2005 compared to $339 million for fiscal year 2004, reflecting a reduced level of debt as well as reduced interest rates achieved through our refinancing activities in fiscal year 2005 and in fiscal year 2004.

Interest rate and foreign currency swap losses. For fiscal year 2005, we recorded a $188 million loss equivalent to the change in the fair value of interest rate and foreign currency interest rate swaps on debt that has been retired (“overhanging swaps”) compared to a $111 million loss for fiscal year 2004. The increase is due to an increase in the amount of overhanging swaps as a result of reduced debt levels.

Foreign exchange gains. We recorded net foreign exchange gains of $71 million in fiscal year 2005 compared to $45 million in fiscal year 2004. This reflects gains of $68 million on repayment of U.S. dollar denominated debt and a $5 million gain related to our U.S. dollar debt which was not hedged.

Loan impairment. We have loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest, our parent company, in an aggregate principal amount of $442 million. CanWest has completed the sale of the assets of these operations. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, we established a provision of $419 million against these loans in fiscal year 2004. Based on the sale agreement, in fiscal year 2005, we established an additional $11 million provision against these loans.

Investment gains. For fiscal year 2005, we recorded an investment gain of $2 million, compared to $120 million for fiscal year 2004. This includes dilution gains on the exercise of stock options at TEN Group, a gain on disposal of non-core assets and gains on disposal of property, plant and equipment. The gain in fiscal year 2004 reflected a $66 million gain from completing the initial public offering and refinancing of our New Zealand operations, which reduced our ownership from 100% to 70%, a $52 million gain from selling our 29.9% interest in Ulster Television and dilution gains on the exercise of stock options at TEN Group.

Goodwill impairment. For fiscal year 2005, we performed our annual impairment testing and determined that the value of goodwill related to the National Post was impaired and as a result, recorded an impairment of $41 million.

Asset impairment. For fiscal year 2005, we performed our annual impairment testing and determined that the value of circulation related to the National Post was impaired and as a result, recorded an impairment of $10 million.

Loss on debt extinguishment. During the first quarter of fiscal year 2005, we completed an exchange offer and concurrent debt offering through which we settled the $904 million 12.125% Senior Notes due 2010 by issuance of $908 million (US$761 million) of 8% Senior Subordinated Notes due 2012. The fair value of the new debt on its settlement date was determined to be $944 million. The excess of fair value of the new debt over the book value of the old debt together with certain costs of settling the debt has been charged to earnings for fiscal year

2005 as a loss on debt extinguishment of $44 million. This refinancing reduces cash interest expense by approximately $40 million annually.

Income taxes. Our income tax expense was $21 million for fiscal year 2005, compared to $38 million for fiscal year 2004. The effective tax rate of 18% was below the Company’s statutory rate of 35% as a result of the impact of international tax rates which were lower than Canadian tax rates, as well as the impact of (i) a $10 million recovery related to the resolution of an uncertain tax position, (ii) a $7 million effect of recognizing temporary differences which were not previously tax effected, and (iii) a change in Australian tax legislation that allowed TEN Group to record a future taxes recovery of $18 million. The $7 million of temporary differences not previously tax effected related to earnings of periods prior to fiscal year 2005. We have determined that these adjustments are not material to the current or previously reported results and accordingly, the amount has been included in current year’s earnings.

Minority interests. For fiscal year 2005 we recorded minority interests charges related to the 30% minority interest in CanWest MediaWorks (NZ) and the 43.6% minority interest in TEN Group of $7 million and $90 million, respectively. The minority interests charge related to TEN Group increased by 12% as compared to the $80 million charge for the same period in fiscal year 2004 as a result of TEN Group’s increased net earnings. There was only a nominal minority interests charge related to CanWest MediaWorks (NZ) for fiscal year 2004 because it was wholly owned to July 2004.

Net earnings (losses). Our net earnings for fiscal year 2005 were $5 million compared to a net loss of $219 million for fiscal year 2004.

Segment Results

Publishing and online

•	Revenues. Segment revenues increased by $35 million, or 3%, to $1,229 million for fiscal year 2005 as compared to $1,194 million in fiscal year 2004. Increases in advertising revenues resulted from rate increases as well as from increases in revenues from online classifieds. Revenues from online classifieds increased to $12 million for fiscal year 2005 from $4 million for fiscal year 2004. Circulation revenues of $247 million for both fiscal year 2005 and 2004 represented 20% of publishing and online revenues for fiscal year 2005 compared to 21% for fiscal year 2004. Circulation volume decreased by 3%, while the average rate per copy increased by 3%, which resulted in a nominal decrease in circulation revenues for fiscal year 2005 as compared to fiscal year 2004.

•	Operating expenses. Operating expenses of the publishing and online segment increased by $48 million, or 5%, to $974 million for fiscal year 2005 as compared to fiscal year 2004, primarily as a result of increased payroll costs, including increased costs of executive management, and higher distribution costs. Newsprint costs decreased by approximately 4%, reflecting reduced pricing and newsprint usage.

•	Segment operating profit. Segment operating profit for fiscal year 2005 decreased by $12 million, or 5%, compared to the same period in the prior year. The decrease in segment operating profit arose from losses of $8 million related to Dose and the Metro joint venture, both of which commenced operations in fiscal year 2005, and the increased costs of executive management and distribution expenses discussed above.

Canadian television

•	Revenues. In total, revenues from our Canadian television operating segment of $699 million were approximately $8 million, or 1%, higher in fiscal year 2005 than the $690 million recorded in fiscal year 2004. This reflected a 22% increase in subscription revenues from our specialty television operations and flat advertising revenues.

•	Our conventional television revenues for fiscal year 2005 were flat compared to the prior year. This reflects the effect of continued ratings declines throughout fiscal year 2005.

•	Revenues from our digital specialty channels increased by 42% to $15 million in fiscal year 2005 compared to fiscal year 2004. This reflects increases in advertising and subscriber revenues as well as the effect of proportionately consolidating our 50% interest in Mystery, which was previously equity accounted. Our digital specialty channels achieved subscriber growth of 15% in fiscal year 2005, increasing total subscriptions to 8.6 million subscribers at August 31, 2005.

•	Operating expenses. Operating expenses (including selling, general and administrative expenses) of $574 million at our Canadian television segment were $31 million, or 6%, higher than in fiscal year 2004 primarily because of increased programming and promotion expenses and compensation cost increases associated with our new management structure.

•	Segment operating profit. Reflecting an increase in segment operating expenses that more than offset an increase in segment revenues, Canadian television segment operating profit declined by 15% to $125 million in fiscal year 2005 from the $147 million recorded for fiscal year 2004.

Australian television

•	Revenues. Segment revenues increased by 9% to $783 million for fiscal year 2005 from $721 million for fiscal year 2004. In local currency, revenues increased 11%, reflecting increased advertising revenues due to TEN’s strong rating performance in a continuing strong television advertising environment.

•	Operating expenses. Segment operating expenses increased 5% to $490 million for fiscal year 2005 compared to $465 million for fiscal year 2004, primarily reflecting increased programming costs.

•	Segment operating profit. Segment operating profit increased by 15% to $294 million in fiscal year 2005, compared to $256 million in fiscal year 2004, as the increase in revenues more than offset the increase in expenses.

New Zealand television

•	Revenues. Revenues from television broadcast operations for New Zealand’s 3 and C4 television networks increased by 14% to $123 million for fiscal year 2005 from $108 million for fiscal year 2004. In local currency, revenues increased by 12%, reflecting improved audience share in a strong advertising environment. The strengthening New Zealand currency contributed an additional 2% on translation to Canadian dollar revenues.

•	Operating expenses. Operating expenses in fiscal year 2005 increased by 9% to $92 million. In local currency, expenses increased by 7%, driven primarily by higher programming expenses, which included costs related to the development and start up of a new weeknight current affairs program – Campbell Live – and the re-launch of 3 News. The appreciation of the New Zealand dollar relative to the Canadian dollar added an additional 2% increase on translation to Canadian dollar revenues.

•	Segment operating profit. New Zealand 3 and C4 produced segment operating profit of $31 million, a $7 million, or 32%, increase from the results recorded in fiscal year 2004.

Irish television

Segment operating revenues increased by 10% to $38 million in fiscal year 2005 as compared to $34 million in fiscal year 2004. Segment operating expenses remained relatively flat in fiscal year 2005. As a result of revenue increases, segment operating profit in fiscal year 2005 increased by $3 million to $13 million compared to fiscal year 2004.

New Zealand radio

Due to the acquisition of new radio frequencies in 2005 and 2004, CanWest RadioWorks continued its steady performance, increasing revenues for fiscal year 2005. Revenue grew by 8% to $93 million from $87 million in fiscal year 2004, reflecting a 6% increase in revenue in local currency and an additional 2% increase as a result of currency translation. Segment operating profit declined by 2% to $27 million for fiscal year 2005 as compared to fiscal year 2004 due to the significant start up costs associated with Radio Live and the branding costs related to Kiwi FM.

Australian outdoor advertising

Segment revenues increased by $31 million, or 40%, to $108 million for fiscal year 2005 from $77 million for fiscal year 2004. This increase reflected a 44% growth in revenue in local currency. Our segment operating profit from TEN Group’s outdoor advertising operations increased by $9 million to $23 million as compared to fiscal year 2004 driven by Eye Corp.’s acquisition of the remaining 50% of Eye Shop as well as stronger airport advertising revenues.

Corporate and other

Corporate and other segment expenses increased to $34 million in fiscal year 2005 compared to $27 million in the same period in the prior year due to increased costs related to analysis and documentation of our internal controls in preparation for the requirements under section 404 of the Sarbanes-Oxley Act as well as to expenses related to increased corporate development activities.

Fiscal Year 2004 Compared to Fiscal Year 2003

Following is a table summarizing segmented results for August 31, 2004 and August 31, 2003:

	Revenue		Segment operating profit
	Fiscal year ended August 31,
	2004	2003	2004	2003
	(in thousands of Canadian dollars)
	(REVISED)(1)	(REVISED)(1)	(REVISED)(1)	(REVISED)(1)
Operating Segments
Publishing and Online – Canada	$1,193,629	$1,208,180	$267,343	$258,496
Television
Canada	690,302	730,407	147,430	216,346
Australia-Network TEN	721,247	586,998	256,033	186,644
New Zealand	108,236	95,055	23,291	10,095
Ireland	34,152	32,490	10,591	9,729

	1,553,937	1,444,950	437,345	422,814
Radio - New Zealand	86,717	73,400	27,488	20,751
Outdoor-Australia	77,117	63,954	14,477	4,466
Corporate and other	—	—	(27,110)	(23,213)

	$2,911,400	$2,790,484	$719,543	$683,314

Restructuring and film and television impairment expense (2)			(2,445)	(31,071)

Operating income before amortization			$717,098 (3)	$652,243 (3)

(1)	See note 1 to our audited consolidated financial statements.

(2)	For 2004, restructuring expenses relate to Canadian television operations. For 2003, it includes Network TEN film and television impairment charges of $18 million and Canadian media operations restructuring expenses of $13 million.

(3)	See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation to net earnings.

Effect of Divestitures. In February 2003, we sold certain newspaper publishing assets to Osprey Media. The following table summarizes the contribution of these newspaper assets to consolidated revenues, operating income before amortization and net earnings during fiscal year 2003.

Year ended August 31, 2003	Revenues Revised (1)	Operating Income Before Amortization Revised (1)	Net Earnings
	(in thousands of Canadian dollars)
As Reported	$2,790,484	$652,243	$115,407
Newspaper Publishing Properties Sold	(39,956)	(10,105)	(1,929)

	$2,750,528	$642,138	$113,478

(1)	See note 1 to our audited consolidated financial statements.

Consolidated Results

Revenues. Consolidated revenues increased by $121 million to $2,911 million during fiscal year 2004, compared to $2,790 million during fiscal year 2003. This increase was driven by significant increases in revenues from our international media operations and an improvement in our continuing operations in the publishing and online segment, which were partially offset by a decrease in revenues from our Canadian television segment and from the sale of the newspaper assets to Osprey Media described above; these assets accounted for $40 million of our consolidated revenues for fiscal year 2003.

Operating expenses, excluding restructuring charge and film and television program impairment expense. Consolidated operating expenses (including selling, general and administrative expenses) increased by $85 million for fiscal year 2004 to $2,192 million. The assets sold to Osprey Media accounted for $30 million of our consolidated operating expenses during fiscal year 2003. Consolidated operating expenses attributable to operations not sold increased $115 million, or 6%, from $2,077 million in fiscal year 2003, as a result of significant programming expense increases for our Canadian television segment as well as general expense increases in other operating segments.

Restructuring charge and film and television program impairment expense. In fiscal year 2004, we incurred $2 million in restructuring expenses related to Canadian television operations. In fiscal year 2003, we undertook restructuring activities in our Canadian media operations that generated restructuring expenses of $13 million. The fiscal year 2003 restructuring expenses related to the following operating segments: Canadian television - $3 million, Canadian publishing and online - $9 million and corporate and other - $1 million. In 2003, TEN Group wrote down program and television rights associated with certain features in the amount of $18 million.

Operating income before amortization. Consolidated operating income before amortization increased by 10% in fiscal year 2004 to $717 million from $652 million in fiscal year 2003. The increase was due to increases in our New Zealand and Australian television segments and our publishing and online segment, which was partially offset by lower segment operating profit in our Canadian television segment.

Amortization. Amortization of intangibles was $18 million for both fiscal year 2004 and 2003. Amortization of property, plant and equipment was $88 million in fiscal year 2004, and $86 million in fiscal year 2003.

Interest income and expense and other financing expenses. Interest expense was $339 million for fiscal year 2004, compared to $377 million for fiscal year 2003, reflecting a reduced level of debt as well as reduced interest rates achieved through refinancing of debt. Debt at August 31, 2004 was $3,217 million, $364 million less than the debt outstanding at August 31, 2003 of $3,581 million. We refinanced our senior secured debt in August 2003 and in June 2004 resulting in annual interest savings of approximately $8 million and $5 million, respectively.

In fiscal year 2004, we recorded a $111 million loss equivalent to the change in fair value of interest rate swaps and foreign currency interest rate swaps that have not been settled and which relate to debt that has been retired. This compared to a loss of $23 million for the same period of fiscal year 2003.

We recorded interest income of $9 million for fiscal year 2004, primarily related to interest received on an income tax refund related to an income tax issue which was resolved in the first quarter and interest received from Hollinger in settlement of a claim related to our acquisition of the National Post.

Foreign exchange gains. We recorded net foreign exchange gains of $45 million fiscal year 2004. Approximately $36 million of this gain related to a gain on early retirement of U.S. dollar denominated debt in August 2004. In addition, we recorded translation gains on U.S. dollar denominated debt, which has not been hedged. This compared to a $4 million foreign exchange gain recorded in the previous year.

Loan impairment. We have loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest, our parent company, in an aggregate principal amount of $474 million. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, CanWest commenced a process in fiscal year 2004 to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, we established a provision of $419 million against these loans in fiscal year 2004.

Investment gains and losses, net of write-down. For fiscal year 2004, we recorded investment income of $120 million, compared to investment income of $9 million in fiscal year 2003. In fiscal year 2004, we recorded a gain on the sale of our interest in UTV of $52 million, a gain of $66 million related to the New Zealand transaction and a dilution gain of $2 million as a result of the exercise of stock options at TEN Group which effectively diluted our economic interest to 56.6%. For fiscal year 2003, we recorded a gain of $21 million on the sale of community newspapers and a dilution gain of $2 million as a result of the exercise of stock options at TEN Group, which were offset by a loss of $11 million on the sale of our shares in SBS Broadcasting and other write downs of $3 million. Dividend income of $4 million received from UTV in fiscal year 2004 was 6% higher than in fiscal year 2003. In June 2004, we sold our interest in UTV.

Income taxes. The income tax provision was $38 million for fiscal year 2004, compared to a recovery of $46 million for fiscal year 2003. The negative effective tax rate of 39% in fiscal year 2004 differed from our statutory rate of 35% as a result of the $37 million effect of the non taxable portion of capital gains, the $76 million impact of valuation allowances on future tax assets, and the effect of increases in future tax rates which caused a net increase in future tax liabilities and resulted in a $19 million income tax expense, which were partially offset by the impact of international tax rates which are below Canadian rates and a $20 million credit from the resolution of tax issues.

Minority interest. Minority interest remained constant at $80 million for both fiscal year 2004 and 2003 and primarily represented the minority interest related to TEN Group.

Currency translation. We recorded net currency translation losses of $7 million in fiscal year 2004 related to the realization of currency translation gains related to TEN Group distributions, currency translation losses related to the repayment of inter-company loans by our New Zealand operations and the divestiture of 30% of our interest in New Zealand. This compared to a $1 million gain in fiscal year 2003.

Net earnings (loss). Our net loss for fiscal year 2004 was $219 million compared to net earnings of $115 million for fiscal year 2003.

Segment Results

Publishing and online

•	Revenues. Segment revenues for fiscal year 2004 were $1,194 million, a decrease of $15 million, or 1%, from the revenues recorded in the fiscal year 2003. This decline reflects the publishing asset sale in February 2003; the divested assets accounted for $40 million of our publishing and online revenues during fiscal year 2003. Our remaining publishing assets recorded an increase of $25 million, or 2%, compared to fiscal year 2003. Excluding the impact of the publishing asset sales, advertising revenues were up approximately 2% overall due to flat lineage and increased pricing. The flat lineage reflects increases in classified and retail advertising that were partially offset by decreases in national account lineage most significantly in the automotive sector. The increase in rates reflects increases for national accounts; the rates achieved for retail decreased as a result of an increased use of inserts versus run of press. While circulation numbers excluding the asset sales were flat, circulation revenue excluding those asset sales increased marginally as a result of achieving an increase in revenue per copy due to price increases.

•	Operating expenses. Segment operating expenses (including selling, general and administrative expenses) for fiscal year 2004 declined by $23 million compared to fiscal year 2003. This decline reflects a $30 million decrease in operating expenses attributable to publishing assets sold, partially offset by a $6 million increase in operating expenses attributable to our continuing operations. The modest increase reflected normal salary escalations and increases in certain administrative costs including pension expense, partially offset by cost reductions attributable to the restructuring undertaken in the latter part of fiscal year 2003. Newsprint expenses increased approximately 1%, reflecting an increase in the cost of newsprint partially offset by reduced consumption.

•	Segment operating profit. Segment operating profit for fiscal year 2004 increased by $9 million compared to the same period in the prior year. Excluding the impact of the publishing assets sold to Osprey Media, segment operating profit was $19 million, or 8%, higher than in fiscal year 2003, driven primarily by the increase in revenues.

•	Restructuring Expenses. Restructuring expenses of $9 million were recorded in respect of this segment for fiscal year 2003 consisting of employee severance costs. These charges are not reflected in segment operating profit.

Canadian television

•	Revenues. Segment revenues for fiscal year 2004 declined by 5%, or $40 million, to $690 million from $730 million recorded in fiscal year 2003 as a result of a 7% decrease in airtime sales for fiscal year 2004. The decrease in airtime sales primarily reflects an increasingly competitive market place, a decline in ratings and decreased advertising spending from certain sectors, particularly packaged goods and retail. Airtime revenue decreases were most significant in the first quarter of fiscal year 2004 with an 11% decrease compared to the first quarter of fiscal year 2003.

This decrease was partially offset by an approximately $3 million increase in revenues from the sale of program rights resulting from an increase in television program production by Global Television. In addition, our seven digital specialty channels reported increases in both subscriber and advertising revenue. Overall, digital revenues increased by 22% to $10 million in fiscal year 2004 compared to the same period in the previous year. There are now more than 3.4 million subscribers to our digital services, representing a 17% increase in fiscal year 2004. Our seventh channel, Cool TV was launched in the first quarter of fiscal year 2004.

•	Operating expenses. Segment operating expenses (including selling, general and administrative expenses) were $543 million for fiscal year 2004, which is $29 million, or 6%, higher than segment operating expenses for fiscal year 2003. This reflected increases in expenses due to the following:

•	program amortization, which comprises approximately 50% of segment operating expenses, increased by approximately $14 million, or 6%, for fiscal year 2004 as compared to fiscal year 2003. This included charges related to the discontinuance of certain programming activities such as the Mike Bullard Show as well as increased costs of new program offerings;

•	increased pension expense primarily as a result of an increase in the amortization of the actuarial loss in our defined benefit pension plans; and

•	increased levies for the Society of Composers, Authors and Music Publishers of Canada, or SOCAN, were introduced resulting in an expense increase of approximately $2 million for fiscal year 2004, including approximately $1.5 million which related to retroactive assessment for prior fiscal years.

These increases were partially offset by cost reductions achieved through savings as a result of headcount reductions undertaken in the second half of fiscal year 2003.

•	Segment operating profit. As a result of revenue decreases and expense increases, Canadian television segment operating profit for fiscal year 2004 decreased 32% to $147 million compared to $216 million for fiscal year 2003.

•	Restructuring Expenses. Restructuring expenses of $2 million were recorded in respect of this segment for fiscal year 2004 and $3 million were recorded in respect of this segment for fiscal year 2003 consisting of employee severance costs. These charges are not reflected in segment operating profit.

Australian television

•	Revenues. Segment revenues for fiscal year 2004 increased by 22% to $721 million from $587 million for the same period in the prior year. In domestic currency, segment revenues increased 14% reflecting Network TEN’s strong rating performance in a strong television advertising environment. The strength of the Australian currency contributed an additional 8% increase on translation to Canadian dollars.

•	Operating expenses. Segment operating expenses for fiscal year 2004 increased 16% to $465 million compared to $400 million for fiscal year 2003. In domestic currency, operating expenses increased 8% primarily as a result of increased programming expenses. The strength of the Australian currency added an additional 8% increase on translation to Canadian dollars.

•	Segment operating profit. Segment operating profit increased by 37% to $256 million for fiscal year 2004, compared to $187 million for fiscal year 2003, as the increase in revenues more than offset the increase in operating expenses.

New Zealand television

Revenues for New Zealand’s 3 and C4 television networks increased by 14% to $108 million for fiscal year 2004 from $95 million the previous year. In local currency, revenues increased by 6%, reflecting growth in New Zealand television advertising expenditures. C4 (formerly TV4) was re-launched in fiscal year 2004 as New Zealand’s first free-to-air music channel and has contributed to the increase in revenues. The stronger New Zealand currency contributed an additional 8% increase. In local currency, operating expenses for New Zealand’s 3 and C4 television networks decreased by 6% primarily as a result of reduced programming costs partially due to the increased purchasing power of the New Zealand dollar. In addition, in fiscal year 2003 programming expense was higher as a result of the write-down of inventory in anticipation of the C4 format change. On translation to Canadian dollars, operating expenses for New Zealand’s 3 and C4 television networks were flat as compared to fiscal year 2003, as a result of the strengthened New Zealand currency. New Zealand’s 3 and C4 produced segment operating profit of $23 million, more than twice the segment operating profit of $10 million recorded in fiscal year 2003.

Irish television

Segment revenues increased by 5% to $34 million for fiscal year 2004 from $32 million in fiscal year 2003. Segment operating expenses increased by 4% as a result of general cost and wage increases. Segment operating profit increased by 9% to $11 million from $10 million recorded in fiscal year 2003, reflecting the increase in segment revenues, which more than offset the increase in segment operating expenses.

New Zealand radio

CanWest RadioWorks in New Zealand continued its steady performance, with increasing revenues and segment operating profit for fiscal year 2004. Segment revenues grew by 18% to $87 million from $73 million in the same period in the previous year. Domestic currency segment revenues grew by 10%, with an additional 8% increase as a result of translation to Canadian currency. The revenue increase was driven principally by growth in radio advertising expenditures in New Zealand. As a result of growth segment revenue and a strengthening New Zealand currency, RadioWorks’ segment operating profit grew to $27 million from $21 million in fiscal year 2003.

Australian outdoor advertising

Segment revenues increased by $13 million, or 21%, to $77 million from $64 million for fiscal year 2003. This increase reflected 13% growth in revenue in domestic currency with a further 8% increase as a result of currency translation. Segment operating profit increased by $10 million to $14 million fiscal year 2004, as compared to $4 million for fiscal year 2003.

Corporate and other

Segment expenses increased from $23 million in fiscal year 2003 to $27 million in fiscal year 2004. Restructuring expenses of $1 million were incurred in respect of this segment in fiscal year 2003 consisting of employee severance costs.

CONSOLIDATED QUARTERLY FINANCIAL RESULTS

	For the three month periods ended (in thousands of dollars, except as noted) (unaudited) 2005
	August 31,	May 31,	February 28,	November 30,
	(in thousands of Canadian dollars)
Revenue	$701,537	$809,722	$688,653	$872,630
Amortization of intangibles	5,456	4,988	4,958	4,939
Amortization of property, plant, and equipment and other	24,601	24,774	24,502	22,718
Net earnings (loss)	$(107,010)	$52,869	$23,297	$35,719
Cash flow from operating activities	$202,443	$73,559	$176,982	$16,829

	2004 (Revised: see note 1 to the audited consolidated financial statements)
	August 31,	May 31,	February 28,	November 30,
	(in thousands of Canadian dollars)
Revenue	$664,990	$783,941	$661,865	$800,604
Amortization of intangibles	4,542	4,552	4,550	4,538
Amortization of property, plant, and equipment and other	20,482	25,227	24,069	23,734
Net earnings (loss)	$60,158	$52,251	$(415,562)	$83,895
Cash flow from operating activities	$181,230	$57,303	$115,446	$42,356

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, distributions and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short term and long term debt. We believe these sources of funds, together with our cash on hand, will continue to be adequate to meet our currently anticipated capital requirements.

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

For fiscal year 2006, we expect our major non-operating cash requirements to include expected capital expenditures of approximately $151 million, swap recouponing payments as discussed below in swap transactions and repayment of $21 million in principal payments on long term debt due in fiscal 2006, distributions as discussed below and US$42 million related to the acquisition of Turkish radio operations. We expect to meet our cash needs for fiscal 2006 primarily through a combination of operating cash flow, cash on hand and our credit facilities.

Sources of Cash

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At August 31, 2005, we had cash on hand of $30 million, including $12 million of TEN Group cash and $2 million of CanWest MediaWorks (NZ) cash. We generated cash flows from operating activities of continuing operations of $469 million in fiscal year 2005 and $394 million in fiscal year 2004.

In addition to the above sources of liquidity, we had unused borrowing capacity under our credit facility of $413 million at August 31, 2005. TEN Group had unused borrowing capacity of A$520 million under its credit facilities.

In October 2005, we obtained a new $500 million revolving credit facility and the Limited Partnership obtained a $1.0 billion credit facility consisting of an $825 million term facility and a $175 million revolving credit facility. We used the proceeds of the $825 million term loan, together with the proceeds of the sale of a 25.8% interest in the Limited Partnership to the income fund and drawings under our new CanWest MediaWorks credit facility to repay outstanding debt and interest rate and cross currency interest rate contracts. The net effect of the income fund transaction on our consolidated debt was to decrease our outstanding debt by $400 million. See “— CanWest MediaWorks Income Fund and related transactions” below.

In the aggregate, we received proceeds of $1,340 million in connection with the income fund transactions, which consisted of $517 million relating to the proceeds received from the sale of a 25.8% interest in the Limited Partnership to the income fund and $823 million related to new debt obtained by the Limited Partnership under its term loan facility. For further discussion of these activities, see “— CanWest MediaWorks Income Fund and related transactions” below.

We will receive monthly distributions from the Limited Partnership related to our 74.2% interest. A portion of our 74.2% interest, representing 19.6% of the total units of the Limited Partnership, is in the form of subordinated units. We will receive cash distributions on the subordinated units only if the Limited Partnership has paid a distribution to holders of non-subordinated units of at least $0.0771 per non-subordinated unit in respect of the most recent month and any deficiency in such distributions to holders of non-subordinated units during the preceding 12 months has been satisfied. The distributions from the Limited Partnership will be made after the Limited Partnership (i) satisfies its debt service obligations, including principal and interest, (ii) pays its expenses and other obligations and liabilities, including taxes, if any, (iii) makes provisions for sustaining capital expenditures in respect of its assets, and (iv) retains such reasonable working capital and other reserves as may be considered appropriate by the board of the general partner of the Limited Partnership.

Uses of Cash

Capital Expenditures

In fiscal year 2005, our capital expenditures amounted to $99 million. We also invested $2 million in the acquisition of new FM radio frequencies related to our New Zealand radio operations. In fiscal 2006, we expect to increase our capital expenditures to approximately $151 million. This amount includes $40 million in technical upgrades, $10 million for a broadcast traffic system in Canada, and $75 million to replace existing equipment. Capital expenditures in fiscal year 2004 and fiscal year 2003 were $63 million and $59 million, respectively.

Swap transactions

Under our credit facility, we are required to maintain the fair value of our foreign currency and interest rate swaps above a prescribed minimum liability ($600 million at August 31, 2005). In addition, there are prescribed minimums with individual counterparties. Under these agreements, which have two-way recouponing provisions, we were required to make net recouponing payments of $97 million in the year ended August 31, 2005. Subsequent to year-end, we were required to make further recouponing payments of $118 million. Further strengthening of the Canadian dollar could result in a requirement to make further recouponing payments. In October 2005, we settled swaps as described in “— CanWest MediaWorks Income Fund and related transactions” below. Following the settlement of these swaps, our swaps have a negative fair value of $200 million, as compared to the prescribed maximum in our credit facility of negative $500 million.

Investing activities

In fiscal year 2005, Eye Corp acquired the remaining 50% of Eye Shop Pty Limited (formerly Eye Village Joint Venture). Also, in July 2005, Eye Corp acquired 100% of Eye Drive Melbourne Pty Limited (formerly Southcoast Pty Limited).

In September, 2005, we acquired an equity interest in CGS Televizyon Ve Radyo Yayinciligi Ticaret Anonim Sirketi (“CGS”) that in turn was successful in its bid to acquire the assets of Super FM for consideration of US$33 million, which will be payable upon completion of the transaction. In September, 2005, Pasifik Televizyon Ve Radyo Yayinciligi Ticaret A.S. (“Pasifik”) was successful in its bid to acquire the assets of Metro FM for consideration of US$23 million, which will be payable upon completion of the transaction. In January 2006 our Turkish partner Turkom Iletisim Hizmetleri A.S. acquired the assets of two Istanbul radio stations, Joy FM and JoyTurk FM for consideration of US$5 million. In exchange for the payment of US$46 million, we will acquire a 75% economic interest in these four stations. These transactions, which are subject to regulatory approvals by certain Turkish authorities, are expected to be completed in March 2006. Subject to a relaxation of foreign ownership restrictions and the receipt of all necessary regulatory approvals, we have the right to convert our interest to a 75% equity interest in these stations.

Distributions

Our New Zealand and Australian operations make distributions twice annually. In May, 2005, our New Zealand operations distributed a total of $8 million, $6 million to us and $2 million to other shareholders and in November, 2005, they distributed a total of $4 million, $3 million to us and $1 million to other shareholders. In July 2005, the TEN Group distributed $45 million to us and $35 million to other shareholders and in December, 2005, they distributed $55 million to us and $42 million to other shareholders. The Limited Partnership makes monthly distributions and has made distributions since its inception in October 2005. The total distributions to November 30, 2005 were $26 million, $19 million to us and $7 million to the minority partner.

Debt

General

At August 31, 2005, we had total outstanding consolidated debt of $2,907 million, including TEN Group debt of $309 million and CanWest MediaWorks (NZ) debt of $155 million, compared to debt of $3,216 million as at August 31, 2004. In addition, we had obligations under capital leases of $17 million. For additional information concerning our indebtedness see notes 7 and 8 to our audited consolidated financial statements for the year ended August 31, 2005.

In October 2005, specific debt was repaid and the credit facility was refinanced. The net effect of these transactions was to reduce our consolidated debt by $400 million. See “— CanWest MediaWorks Income Fund and related transactions” below.

Credit Facility

Total credit available under our senior secured credit facility was $759 million as of August 31, 2005, of which we had drawn $346 million. The facility includes revolving and non-revolving tranches with terms ranging from two and a half to five years. The credit facility was collateralized by substantially all of our assets. In October 2005, we retired our existing credit facility and entered into new credit facilities at the CanWest MediaWorks and Limited Partnership levels as described below.

Refinancing of Junior Subordinated Notes

In November 2004, we successfully completed the refinancing of our junior subordinated notes. These notes were issued to Hollinger as consideration for the purchase of our publishing operations in November 2000. Interest obligations under these notes to November 2005 were payable via the issuance of additional notes. The $904 million (including accrued interest to November 18, 2004) 12.125% notes due November 2000 were effectively settled through the issuance of $908 million (US$761 million) in senior subordinated notes due 2012. The premium on the old notes was expensed in the first quarter of 2005. The new notes carry an interest rate coupon of 8%, which is settled in cash on a semi-annual basis, and will result in annual interest savings of approximately $40 million.

Tender offer

As discussed in “— CanWest MediaWorks Income Fund and related transactions” below, we closed tender offers on the 10.625% senior subordinated notes and 7.625% senior unsecured notes payable in the principal amount of US$619 million.

Contractual Obligations and Commitments

The Company’s obligations under firm contractual arrangements, including commitments for future payments under long term debt arrangements, operating lease arrangements, purchase commitments and other long term liabilities as at August 31, 2005 are summarized below.

	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	Thereafter
	(in thousands of Canadian dollars)
Long term debt (1)	$2,902,857	$16,767	$9,853	$748,177	$2,128,060
Cash interest obligations on long term debt (2)	1,097,178	201,520	385,684	319,000	190,974
Cash payments on interest rate and foreign currency swap liabilities (3)	245,208	28,451	50,080	166,677	—
Obligations under capital leases	23,946	2,637	8,419	7,522	5,368
Operating leases	355,168	72,828	104,994	56,580	120,766
Purchase obligations (4)	1,684,771	401,571	684,817	598,383	—
Estimated pension funding obligations (5)	85,367	16,699	34,255	34,413	—
Other long term liabilities	68,353	—	24,048	—	44,305

Total	$6,462,848	$744,723	$1,302,150	$1,930,752	$2,485,223

(1)	Long term debt represents our contractual commitments as of August 31, 2005 and does not take into account the transactions discussed in “— CanWest MediaWorks Income Fund and related transactions” below. As a result of the refinancing, long term debt repayments for the periods noted will be as follows: less than 1 year – $17 million, 1-3 years – $1 million, 3-5 years – $315 million and thereafter – $2,338 million.

(2)	Interest obligations on long term debt represents an estimate of future cash interest expense based on current interest rates, current debt levels and scheduled debt repayments and their related interest rate and foreign currency interest swaps. As a result of the income fund transactions, cash interest expense for the periods noted will change as follows: less than 1 year – decrease by $30 million, 1-3 years – $72 million, 3-5 years will decrease by $26 million and thereafter will decrease by $37 million.

(3)	Cash payments on interest rate and foreign currency swap liabilities represents an estimate of future cash payments based on current interest rate levels and current foreign exchange rates.

(4)	Purchase obligations represent an estimate of our contractual commitments to purchase broadcast rights and to make investments in television programs.

(5)	Pension funding obligation estimates have only been included for the next five years.

Off Balance Sheet Arrangements

In connection with the disposition of assets, we have provided customary representations and warranties that range in duration. In addition, as is customary, we have agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. We are unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

The Amalgamation and Refinancing Transactions

On November 18, 2004 we amalgamated with 3815668 Canada Inc., our immediate parent, to form a new company that was continued as CanWest Media Inc. In connection with the amalgamation and related refinancing transactions:

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

CanWest MediaWorks Income Fund and Related Transactions

In October 2005, we transferred our investment in our newspaper and online operations (excluding the National Post) and certain shared service operations, which provide customer support and administrative services, to the Limited Partnership. In exchange, we received units of the Limited Partnership representing a 74.2% ownership interest and notes receivable of $1,340 million. Concurrently, the Fund closed its initial public offering (“IPO”) of units and invested the net proceeds of $517 million for units of the Limited Partnership representing a 25.8% interest. Monthly cash distributions are paid by the Limited Partnership to the Fund and to us out of the distributable cash generated by the operations of the Limited Partnership. A portion of our 74.2% interest, representing 19.6% of the total units of the Limited Partnership, is in the form of subordinated units. We will receive cash distributions on those subordinated units only if the Limited Partnership has paid a distribution to holders of non-subordinated units of at least $0.0771 per non-subordinated unit in respect of the most recent month and any deficiency in such distributions to holders of non-subordinated units during the preceding 12 months has been satisfied.

In addition, the Limited Partnership obtained credit facilities in the amount of $1 billion, consisting of an $825 million non-revolving term credit facility and a $175 million revolving term credit facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker’s acceptance rate or LIBOR plus, in each case, an applicable margin. The non-revolving facility matures in five years, and bears interest at the prevailing prime rate, U.S. base rate, banker’s acceptance rate or LIBOR plus, in each case, an applicable margin. On closing of the IPO, the Limited Partnership drew $830 million on its credit facilities. The Limited Partnership has entered into five year interest rate swap contracts to fix the interest payments on a notional amount of $825 million for the first three years and $660 million for the remaining two years, resulting in an effective interest rate of approximately 5.0%.

As a result of the transaction, we recorded a dilution gain on the sale of a 25.8% interest in the operations transferred to the Limited Partnership of $84.1 million. We will continue to consolidate the results of these operations.

In October 2005, we obtained a new $500 million revolving term credit facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker’s acceptance rate or LIBOR plus, in each case, an applicable margin. This facility is secured by substantially all our directly held assets, including the assets of our Canadian broadcast operations and the National Post, as well as by other investments. The total leverage covenant under the new facility is 5.0 times cash flow. On October 13, 2005, we drew $418 million on this facility.

We used the net proceeds from the issuance of the Limited Partnership units to the Fund, the proceeds of the $825 million term loan made to the Limited Partnership as well as proceeds of $401 million from the new CanWest MediaWorks credit facility to retire certain debt and interest rate and cross currency interest rate contracts as follows:

•	In October 2005, we completed tender offers for the 10.625% senior subordinated notes payable due in 2011 and the 7.625% senior unsecured notes payable due in 2013. Substantially all of the notes under these facilities were settled. Debt with a book value of $772 million, and related deferred financing costs of $28 million were retired for cash of $849 million. The transaction resulted in a loss on debt retirement of $71 million, net of tax of $34 million. As a result of the repayment of these notes we recorded a swap loss of $22 million, net of tax of $12 million related to the associated cross currency interest rate swaps in the first quarter of fiscal 2006.

•	In October 2005, we retired the senior credit facility. Debt with a book value of $526 million and deferred financing costs of $6 million were settled for cash of $526 million. The transaction resulted in a loss on debt retirement of $4 million, net of tax of $2 million. In addition, as a result of the settlement of this debt, we recorded a loss of $48 million, net of tax of $27 million related to the associated interest rate and cross currency interest rate swaps in the first quarter of fiscal 2006.

•	In November 2005, we retired interest rate and cross currency interest rate swap contracts relating to the 7.625% notes, the 10.625% notes and 50% of the cross currency interest rate swap related to the senior secured credit facilities for cash of $365 million.

Upon closing of the above noted transactions, our consolidated debt was reduced by $400 million to $2,194 million.

Following the income fund transactions in October 2005, our cash flow from the Publications Group will be diluted for the 25.8% interest held by the Fund and will be received by way of distributions from the Limited Partnership, a portion of which are distributed to us on the same priority as the amounts payable to the Fund while the remaining $38 million is subordinated and will be payable on a quarterly basis only if the Limited Partnership has paid a distribution to holders of non-subordinated units of at least $0.0771 per non-subordinated unit in respect of the most recent month and any deficiency in such distributions to holders of non-subordinated units during the preceding 12 months has been satisfied.

While we continue to have substantial involvement in the operation of the Limited Partnership, its operations are directed and governed by a separate management and Board of Directors. The ongoing relationships between the Limited Partnership, the Fund and us are subject to a number of agreements. These agreements include:

•	A Liquidity and Exchange Agreement, under which we are entitled to exchange our holdings of shares of the general partnership of the Limited Partnership (the “General Partnership”) and of units of the Limited Partnership for units of the Fund or for a cash payment. In addition, the Liquidity and Exchange Agreement limits the actions the Fund can take in terms of investments, issuance of Fund units or the issuance of debt and it requires the Fund to, at our direction, qualify for distribution any Fund units held by us.

•	A Securityholders’ Agreement, under which we have the right to nominate the majority of the members of the board of the General Partnership as long as our holdings of General Partnership shares and Limited Partnership units are not less than 20%. The Securityholders’ Agreement governs the number of members of the board of the General Partnership we have the right to nominate based on the percentage of General Partnership shares and Limited Partnership units we hold. The Securityholders’ Agreement governs generally the rights of the holders of General Partnership shares and Limited Partnership units.

•	A Strategic Opportunities and Non-Competition Agreement restricting CanWest from directly competing with the Limited Partnership.

•	A series of service agreements also govern the relationship between us and the Limited Partnership, including the provision of executive advisory, administrative and sales representation services by us to the Limited Partnership and the provision of administrative, National Post management and affiliation services by the Limited Partnership to us.

Differences Between Canadian GAAP and U.S. GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. The significant differences relevant to us are discussed in detail in note 23 of Notes to the Consolidated Financial Statements for the years ended August 31, 2005 and August 31, 2004.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of operating income before amortization, a non-GAAP measure, to net earnings, its most closely comparable GAAP measure.

	For the years ended August 31,
	2005	2004 (Revised)(1)	2003 (Revised)(1)
	(in thousands of Canadian dollars)
Net earnings (loss)	$4,875	$(219,258)	$115,407
Amortization	116,936	111,694	111,016
Interest and other financing expenses	453,224	462,166	407,809
Investment gains, losses, interest and dividend income	(4,958)	(133,675)	(12,772)
Foreign exchange gains	(71,191)	(44,976)	(3,928)
Loan impairment	11,390	418,746
Loss on debt extinguishment	43,992	—	—
Goodwill impairment	41,406	—	—
Asset impairment	9,629	—	—
Provision for income tax expense (recovery)	21,002	37,760	(46,336)
Interest in earnings (losses) of equity accounted affiliates a	(2,043)	(2,731)	1,332
Minority interests	96,597	80,349	80,637
Realized currency translation adjustments	(622)	7,023	(922)

Operating income before amortization	$720,237	$717,098	$652,243

(1)	See note 1 to our audited consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information regarding our directors and senior management.

Name	Position with CanWest Media
David A. Asper (1)	Executive Vice President, Chairman of the National Post Company, and Director
Gail S. Asper	Secretary and Director
Leonard J. Asper	President, Chief Executive Officer and Director
Dr. Lloyd I. Barber, C.C., LL.D. (1)(2)(4)	Director
Derek Burney, OC (2)(3)(5)	Director
Ronald J. Daniels (3)	Director
David J. Drybrough, FCA (4)(6)	Chair of the Board and Director
Paul V. Godfrey, C.M. (2)(3)	Director
Frank King (2)(3)	Director
Richard M. Leipsic	Vice-President and General Counsel
John E. Maguire	Chief Financial Officer
Lisa M. Pankratz, CA, CFA (1)(4)(5)	Director
Thomas C. Strike	President, CanWest MediaWorks International
Peter D. Viner (7)	President and CEO, Canadian Operations

(1)	Member of the Pensions Committee of our Board of Directors.

(2)	Member of the Governance and Nominating Committee of our Board of Directors.

(3)	Member of the Human Resources Committee (formerly the Compensation Committee) of our Board of Directors.

(4)	Member of the Audit Committee of our Board of Directors.

(5)	Became a Director effective April 2005.

(6)	Became a Chair of the Board effective March 2005.

(7)	Became President and CEO, Canadian Operations, CanWest MediaWorks Inc. effective June 1, 2005.

David A. Asper has been one of our Directors since 2000 and one of CanWest’s Directors since 1997. He has served as Chairman of the National Post Company since September 2001 and has been one of the Executive Vice Presidents of CanWest since 1997. Mr. Asper is a member of the Board of Governors of the St. John’s Ravenscourt School, a Director of the Canadian Friends of Simon Wiesenthal Institute and a Director of the Asper Foundation. Mr. Asper is Chairman and founder of the Daremax Foundation through which he supports numerous charitable causes. Mr. Asper is the brother of Leonard J. Asper, our President and Chief Executive Officer and Director and Gail S. Asper, our Secretary and Director.

Gail S. Asper has been our Secretary and one of our Directors since 2000, and CanWest’s Secretary and one of its Directors since 1990. From 1991 to 1998, she served as CanWest’s General Counsel. Ms. Asper also acts as President of the CanWest Global Foundation, which leads CanWest’s numerous charitable activities. She is also Managing Director of The Asper Foundation, a private charitable foundation, and serves on the Board of Directors of Great-West Lifeco Inc., Great-West Life Assurance Company, London Life Insurance Group Inc., and Canada Life Assurance Company. Ms. Asper is the sister of Leonard J. Asper, CanWest Media’s President and Chief Executive Officer and Director and David A. Asper, CanWest Media’s Executive Vice President, Chairman of the National Post Company and Director.

Leonard J. Asper has been our President and Chief Executive Officer since September 2000 and CanWest’s President and Chief Executive Officer since 1999. Mr. Asper has also been a member of CanWest’s Board of Directors since 1997 and our Board of Directors since 2000. He joined CanWest in 1991 as Associate Counsel for the Global Television Network. He served as CanWest’s Executive Vice-President and Chief Operating Officer from October 1998 to August 1999. Prior to this, he was Director, Corporate Development. Mr. Asper is a director of the University of Winnipeg Foundation, Business Council of Manitoba and Canadian Council of Chief Executives, and founder of The Joshua Foundation, a private charitable Trust. Mr. Asper is the brother of David A. Asper, CanWest Media’s Executive Vice President, Chairman of the National Post Company and Director and Gail S. Asper, our Secretary and Director.

Dr. Lloyd I. Barber has been one of our Directors since 2000 and one of CanWest’s Directors since 1992. He is President Emeritus of the University of Regina. Dr. Barber was appointed an Officer of the Order of Canada in 1978 and was elevated to Companion of the Order in 1993. Dr. Barber also serves as a director of Greystone Capital Management and Teck Cominco Ltd. and is a trustee of Fording Canadian Coal Trust.

Derek H. Burney became one of our Directors in April 2005. Mr. Burney is a Senior Distinguished Fellow at the Centre for Trade Policy and Law and Adjunct Professor at the Norman Patterson School of International Relations at Carleton University. He is also Chairman of the Board of New Brunswick Power Holding Corp. Previous to this Mr. Burney was President and Chief Executive Officer of CAE Inc. from October 1999 to August 2004 and Chairman and Chief Executive Officer of Bell Canada International Inc. from 1993 to 1999. From 1989 to 1993, Mr. Burney was Canada’s Ambassador to the United States and from 1987 to 1989, he served as Chief of Staff to the Prime Minister of Canada. Mr. Burney is an Officer of the Order of Canada.

Ronald J. Daniels became one of our Directors in January 2004. Mr. Daniels is the Provost of the University of Pennsylvania. Prior to his appointment to this position in 2005, he served as the Dean of the Faculty of Law, University of Toronto, from 1995. He is active in public policy reformation and has contributed to several public task forces. He was chair of the Ontario Task Force on Securities Regulation and is a member of Toronto Stock Exchange Commission on Corporate Governance. He also serves as a director on the boards of several public companies, including Rockwater Capital Corporation and Great Lakes Power Inc. He also serves as a trustee of ACS Media Income Fund.

David Drybrough has been one of our Directors since 2003 and the Chair of our Board since March 2005. Mr. Drybrough was Vice President, Finance for Gendis Inc. from 1997 until his retirement in January 2004. Previously he was a partner with PricewaterhouseCoopers LLP, then known as Coopers & Lybrand,. He is a Chartered Accountant. Mr. Drybrough also serves as a director of Fort Chicago Energy Partners L.P.

Paul Godfrey has been one of our Directors since January 2004. Mr. Godfrey is President and Chief Executive Officer of the Toronto Blue Jays Baseball Club, a position he has held since September 2000. From November 1992 until June 2000, Mr. Godfrey was President and Chief Executive Officer of The Toronto Sun. He serves as a director of Astral Media Inc., The Hospital for Sick Children Foundation and the Molsen Indy Board of Trustees and is actively involved in many charitable organizations. Mr. Godfrey has received many honors, including the City of Toronto’s highest award, the Civic Award of Merit, and is a member of the Order of Canada.

Frank King has been one of our Directors since November 2004. Mr. King has been an Investment Manager for more than the past five years, and is President of Metropolitan Investment Corporation. He is the former Chairman and Chief Executive Officer of the XV Olympic Winter Games, which were held in Calgary in 1988. Mr. King is a Director of the Calgary Chamber of Commerce,, Networc Health Inc., The Westaim Corporation, Agrium Inc., and Wi-Lan Inc. and is a Trustee of Rio-Can Real Estate Investment Trust. Mr. King is an Officer of the Order of Canada.

Richard M. Leipsic has been our Vice President and General Counsel since 2000 and CanWest’s Vice President and General Counsel since he joined CanWest in 1999. From 1975 until he joined CanWest, Mr. Leipsic practiced commercial law at Pitblado Buchwald Asper, a Winnipeg-based law firm, where he was a senior partner. During his time at Pitblado Buchwald Asper, Mr. Leipsic acted as CanWest’s external legal counsel.

John E. Maguire has been our Chief Financial Officer since 2000 and CanWest’s Chief Financial Officer since January 1996. Prior to that, he was Vice President, Finance since September 1994. Mr. Maguire is a Chartered Accountant. Prior to joining CanWest, Mr. Maguire worked with Coopers & Lybrand from 1980 to 1987 and another Winnipeg based public company from 1987 to 1990.

Lisa M. Pankratz became one of our Directors in April 2005. Ms. Pankratz is a Chartered Accountant and a Chartered Financial Analyst. She is President, Chief Compliance Officer, and Director of Cundill Investment Research Ltd., a global investment counsel firm, a position she has held since August 2002. Prior to August 2002, she was a corporate consultant and advisor from August 2000. Prior this she was Chief Financial Officer of BuildDirect.com Technologies Inc. Ms. Pankratz is a board member and a member of the audit committee of The Insurance Corporation of British Colombia.

Thomas C. Strike served as one of our Directors from January 2004 to November 2004. Mr. Strike was appointed President of CanWest MediaWorks International in October 2004 and previously, from July 2002 held the position of Chief Operating Officer (Corporate) of CanWest and CanWest Media Inc. Prior to July 2002, Mr. Strike was CanWest’s Chief Operating Officer since September 1999 and CanWest Media’s Chief Operating Officer since 2000. Prior to that, Mr. Strike was Executive Vice President. He is a Chartered Accountant. Prior to joining CanWest, Mr. Strike worked with Coopers & Lybrand from 1978 to 1986.

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

Compensation of Directors and Senior Management

Compensation of Directors

The compensation of our Directors is paid by CanWest. Options and Deferred Share Units (“DSU’s”) are those of CanWest. We reimburse CanWest for our 50% share of such remuneration.

Directors of CanWest Media who are employees or otherwise retained by us are not entitled to receive any additional remuneration for serving as directors. All other directors are entitled to receive an annual director’s fee of $30,000 and a maximum of $1,500 for each meeting attended. The Chairman of the Board receives an additional annual fee of $120,000. The Chairman of each committee of the Board of Directors is entitled to an additional $5,000 per annum for acting as such and directors are entitled to $3,000 per annum for each committee on which they serve. All directors are reimbursed for travel and other reasonable expenses incurred in attending Board meetings. In fiscal 2005 aggregate remuneration to directors was $439,083, of which directors elected to receive $145,667 in cash and $293,417 in DSUs.

In addition, each director is entitled to receive an annual award of 4,400 DSUs and the chair of the board is entitled to 6,600 DSUs. For each director, this award of DSUs is pro rated for the period of service on the board in each fiscal year. A total of 59,766 DSUs were awarded in respect of this entitlement for fiscal 2005.

In fiscal year 2004, the Board approved a DSU Plan, the purpose of which is to promote a greater alignment of interests between the individual director and the shareholders of the Company. The Board has also introduced stock ownership guidelines which require non-executive directors, within a period of five years, to own stock equivalent to four times the annual directors’ fee. Until the stock ownership threshold is reached, directors are required to receive 50% of their annual retainer in DSUs. Under the DSU Plan, non-executive directors may elect to receive their remuneration in cash, DSUs or a combination thereof. DSUs have a value equivalent to the value of the Company’s Subordinate Voting Shares at any time. DSUs may only be redeemed for cash and are redeemable only at the time the director ceases to be a director or for a period of time thereafter. Directors will receive, in respect of their DSUs, an amount equivalent to the amount of any dividends paid on the Company’s Subordinate Voting Shares in the form of additional DSUs. Prior to fiscal year 2004, directors were entitled to participate in the Executive Stock Option Plan.

Summary Compensation Table

The following summary compensation table details compensation information for the three fiscal years ended August 31, 2005, for the Chief Executive Officer, the Chief Financial Officer, the three other most highly compensated executive officers of the Company and one individual who would have been one of the three most highly compensated executive officers but was not serving as an officer of the Company as of August 31, 2005 (the “named executive officers”), for services rendered in all capacities with respect to the fiscal year ended August 31, 2005.

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	Securities Under Options Granted (2)	All Other Compensation
D.A. Asper Executive Vice President CanWest Global Communications Corp.	2005 2004 2003	$570,000 360,000 350,000	$381,188 105,000 72,000	$ — — —	50,000 12,500 7,500	$	— — —
L.J. Asper President & Chief Executive Officer CanWest Global Communications Corp.	2005 2004 2003	900,000 650,000 650,000	1,035,000 73,125 678,906	— — —	175,000 30,000 60,000		— — —
R.C. Camilleri (3) President, Canadian Operations CanWest Global Communications Corp.	2005 2004 2003	904,615 600,000 600,000	22,500 73,800 360,000	— — —	90,000 20,000 50,000		2,935,723 — —
J.E. Maguire Chief Financial Officer CanWest Global Communications Corp.	2005 2004 2003	450,000 275,625 262,500	309,375 59,500 118,125	— — —	50,000 12,500 25,000		— — —
T.C. Strike (4) President CanWest MediaWorks International, a division of CanWest Global Communications Corp.	2005 2004 2003	900,000 520,000 500,000	891,000 78,000 316,500	10,212 10,493 12,714	150,000 20,000 40,000		— — —
P.D. Viner (5) President & Chief Executive Officer, Canadian Operations CanWest Global Communications Corp.	2005	340,969	350,000	—	—		—

(1)	The value of perquisites and benefits for each named executive officer is less than the lesser of $50,000 and 10% of the total annual base compensation and bonuses. Amounts shown reflect imputed interest benefit on loans pursuant to other indebtedness.

(2)	Option exercise price per share is the market price per share of the Subordinate Voting Shares as at the date the options were granted.

(3)	Mr. Camilleri’s employment with us ended June 1, 2005. The $2,953,723 in other compensation was related to Mr. Camilleri’s severance compensation.

(4)	Mr. Strike was appointed to his present position on October 4, 2004. Previously he was Chief Operating Officer (Corporate).

(5)	Represents actual compensation received during the fiscal year ended August 31, 2005. Mr. Viner was appointed President and Chief Executive Officer of the Company’s Canadian operations on June 1, 2005. Under the terms of the agreement signed with the Company, guaranteed annual base compensation and incentive fees total $1,200,000.

Options

Options Granted During the Most Recently Completed Financial Year

Information as to options granted in respect of fiscal year 2005 to named executive officers of the Company under the Executive Stock Option Plan is shown in the table below:

Name	Subordinate Voting Shares Under Option #	% of Total Options Granted to Employees in respect of fiscal year 2005	Exercise Price $/Security	Market Value of Subordinate Voting Shares Underlying Options on the Date of Grant $/Security	Expiration Date
D.A. Asper	25,000 25,000	1.8% 1.8%	12.24 10.11	12.24 10.11	November 2014 November 2015
L.J. Asper	87,500 87,500	6.3% 6.3%	12.24 10.11	12.24 10.11	November 2014 November 2015
R.C. Camilleri	90,000	6.4%	12.24	12.24	November 2014
J. E. Maguire	25,000 25,000	1.8% 1.8%	12.24 10.11	12.24 10.11	November 2014 November 2015
T.C. Strike	90,000 60,000	6.4% 4.3%	12.24 10.11	12.24 10.11	November 2014 November 2015

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

Information as to options exercised during the year and unexercised and outstanding options to purchase Subordinate Voting Shares pursuant to the Executive Stock Option Plan in respect of the named executive officers of the Company is shown in the table below:

	Acquired on Exercise #	Aggregate Value Realized $	Unexercised Options at August 31, 2005		Value of Unexercised In-The-Money Options at August 31, 2005
Name			Exercisable #	Unexercisable #	Exercisable $	Unexercisable $
D.A. Asper	—	—	61,122	27,500	134,240	75,075
L. J. Asper	—	—	134,825	134,200	216,395	427,620
R.C. Camilleri (1)	54,667	158,322	—	—	—	—
J.E. Maguire	—	—	72,605	48,875	88,045	151,500
T.C. Strike	—	—	118,658	90,800	232,193	288,960
P.D. Viner	—	—	187,978	12,000	63,520	95,280

(1)	Options granted to Mr. Camilleri, which were not exercisable on June 1, 2005, expired on that date.

Defined Benefit or Actuarial Plan Disclosure

Named executive officers are entitled to retirement compensation benefits under a Retirement Compensation Arrangement or similar arrangements providing benefits (collectively, the RCA) as described below.

Retirement Compensation Arrangement

Certain of our senior executives are covered under the RCA. Under the RCA, the benefit accrual for these senior executives is equal to 2.25% of the executive’s final average earnings multiplied by the number of years the executive has been continuously employed by us. Final average earnings are defined as the average of the executive’s aggregate salary plus incentive bonus earned from us or any of our affiliates in each of the best three consecutive years out of the last ten years of the executive’s employment with participating employers. Normal retirement is at age 62 and the normal form of pension is payable for only the lifetime of the executive, however participants can elect an optional form of payment in the form of a life annuity guarantee or a joint survivor annuity. In either case, the optional form is actuarially equivalent to the normal form. Participants can retire as early as age 50 with 5 years’ service. Pensions payable on early retirement will be reduced by 0.5% for each month that retirement occurs prior to age 62. For purposes of the RCA benefits payable to the named executive officers indicated below, the final average earnings are capped at $500,000. Benefits accrued under the RCA are not reduced by any social security or Canada Pension Plan benefits. The table below shows the cumulative annual pension amounts which would be payable at normal retirement based on various levels of final average earnings and years of credited service.

Pension Plan Table

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

The above table is applicable to D.A. Asper, L.J. Asper, J.E. Maguire, T.C. Strike and P.D. Viner. Credited service at January 1, 2006 was as follows:

Mr. D.A. Asper, 14.33 years

Mr. L.J. Asper, 14.83 years;

Mr. J.E. Maguire, 15.33 years;

Mr. T.C. Strike, 19.42 years; and

Mr. P.D. Viner, 25.25 years

Executive Employment Agreements

We have the following employment agreements with named executive officers:

Leonard J. Asper

CanWest and the Company have entered into a management services agreement with CanWest Direction Ltd. (“Direction”) with respect to the services of Leonard Asper. In respect of the services provided by Leonard Asper for fiscal year 2006 as President and Chief Executive Officer (“CEO”), the agreement provides for a base annual fee of $900,000 and incentive fees up to 200% of base fee based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives. Mr. Asper is entitled to receive an annual grant of 175,000 options, 50% of which were granted on November 4, 2004 and 50% of which is performance-based and dependent upon the financial performance of the Company in fiscal year 2005. On November 4, 2005, Mr. Asper was granted 175,000 options, 50% in respect of fiscal year 2005 and 50% in respect of fiscal year 2006. The agreement requires that Mr. Asper not engage or invest in, own, manage, operate, finance, control or participate in any business that competes with CanWest for a period of 12 months following the expiration of this agreement. Should Direction terminate the agreement within six months following a change of control of CanWest or the Company, Direction is entitled to receive 24 months basic fees and pro-rated incentive fees for the fiscal year in which the termination occurs.

David A. Asper

CanWest and the Company have entered into a management services agreement with Direction with respect to the services of David Asper. In respect of the services provided by David Asper for fiscal year 2005 as Executive Vice President and Chairman of the National Post, the agreement provides for a base annual fee of $570,000 and incentive fees up to 100% of base fee based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives. Mr. Asper is entitled to receive an annual grant of 50,000 options, 50% of which were granted on November 4, 2004 and 50% of which is performance-based and dependent upon our financial performance in fiscal year 2005. On November 4, 2005, Mr. Asper was granted 50,000 options, 50% in respect of fiscal year 2005 and 50% in respect of fiscal year 2006.

John E. Maguire

We have entered into an employment agreement with John E. Maguire, as Chief Financial Officer. For fiscal year 2006, the agreement provides for a base annual salary of $500,000 and incentive compensation up to 100% of base salary based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives. Mr. Maguire is entitled to receive an annual grant of 50,000 options, 50% of which were granted on November 4, 2004 and 50% of which is performance-based and dependent upon our financial performance in fiscal year 2005. On November 4, 2005, Mr. Maguire was granted 50,000 options, 50% in respect of fiscal year 2005 and 50% in respect of fiscal year 2006.

Thomas C. Strike

We have entered into an employment agreement with Thomas C. Strike, as President of CanWest MediaWorks International. For fiscal year 2006, the agreement provides for a base annual salary of $750,000, a guaranteed annual bonus of $150,000 and incentive compensation up to 150% of combined base salary and guaranteed annual bonus based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives. On November 4, 2004, Mr. Strike was granted 30,000 options with immediate vesting. In addition, Mr. Strike is entitled to receive an annual grant of 120,000 options, 50% of which were granted on November 4, 2004 and 50% of which is performance-based and dependent upon the financial performance of the Company in fiscal year 2005. On November 4, 2005, Mr. Strike was granted 120,000 options, 50% in respect of fiscal year 2005 and 50% in respect of fiscal year 2006. In the event of termination following a change of control of CanWest, Mr. Strike is entitled to receive a payment equivalent to two years base salary and guaranteed annual bonus.

Peter D. Viner

The services of Peter D. Viner as President of the Company’s Canadian Operations and as President and Chief Executive Officer of CanWest MediaWorks Limited Partnership in fiscal year 2006 will be provided pursuant to an agreement entered into with Mr. Viner’s personal services company. The agreement, which expires on May 31, 2007, provides for a base annual fee of $900,000 and a guaranteed annual incentive fee of $300,000 and incentive fee of up to 150% of the combined base fee and guaranteed annual incentive base upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives. Mr. Viner is entitled to receive an annual grant of performance units under the CanWest MediaWorks Income Fund Performance Unit Plan and CanWest stock options. On November 4, 2005, Mr. Viner was granted 56,227 performance units and 21,000 options representing 50% of his option entitlement in respect of fiscal year 2006. The services of Mr. Viner’s personal services company can be terminated (i) at any time for cause or (ii) following June 1, 2006 without cause, in which case his personal services company is entitled to a payment equal to the base fee and guaranteed annual incentive owing to May 31, 2007. Both Mr. Viner’s personal service company and Mr. Viner agree not to provide services to any entity which operates a business competitive with CanWest, in any country where CanWest has operations, for 12 months following the end of the agreement.

Report on Executive Compensation

Our compensation policies are designed to recognize and reward the services of highly skilled executives, as well as provide compensation packages, with incentives, commensurate with industry standards.

Compensation packages reflect responsibilities and the marketplace and are designed to be competitive with (i) that of other publicly traded companies which are involved in the media and entertainment industry and (ii) other publicly traded companies of comparable size in terms of revenue. In addition, we have analyzed compensation surveys and studies to compare the compensation packages to generally accepted practices for publicly traded companies. The major elements of the executive compensation packages consist of base salary, annual performance-based incentives, long-term stock options and perquisites. The Human Resources Committee (the “Committee”) has the responsibility to annually review and recommend for approval by the Board, corporate goals and objectives relevant to the CEO’s compensation package, as well as review and approve the CEO’s compensation based on the Committee’s evaluation of the CEO’s performance. The Committee is also responsible to review, evaluate and recommend compensation packages for (i) the Chair of the Board, (ii) each executive officer who reports to the CEO, and (iii) any other employee that the Committee determines appropriate from time to time.

Base salary has been determined for each named executive officer based upon individual performance and in relation to comparable positions within the media industry. Base salary levels are intended to attract and retain executives, provide fair and competitive compensation commensurate to an executive’s experience, as well as to reward individual performance and one’s achievement of objectives. Annual performance-based incentives are designed to encourage and award improved performance from year to year.

The amount of annual incentive payment is tied to two components: (i) achievement of improved financial results and (ii) achievement of personal objectives. The achievement of financial criteria and personal objectives have weightings of 75% and 25% respectively in the calculation of annual incentive payments. The financial criteria include a minimum year over year increase in fully diluted earnings per share, a minimum year over year increase in net earnings and a minimum return on average shareholder’s equity.

The long term stock option program (Executive Stock Option Plan) is designed to reward executives for their performance and contribution to the Company. Under the Executive Stock Option Plan, the Board may grant options to acquire Subordinate Voting Shares or Non-Voting Shares. Each participant in the plan is entitled to receive an annual grant of options, 50% of which is performance-based and dependent upon our financial performance. Specifically, for these performance-based options to be granted, we have to achieve at least two of the following three performance criteria: a minimum year over year increase in the share price, a minimum year over year increase in net earnings/operating earnings (as applicable) and a minimum return on average shareholder’s equity. For fiscal year 2005, for the named executive officers (other than P. D. Viner and R. C. Camilleri), these performance criteria were achieved and therefore 100% of the option entitlement was awarded. Options granted to executives in fiscal year 2005 vest over five years at the rate of 20% per year. We have determined that the maximum dilutive impact of outstanding stock options shall not exceed 5% and, accordingly, believe this Executive Stock Option Plan to be more restrictive (less dilutive) than the majority of such plans of companies in the comparison groups.

Compensation of the CEO

In respect of fiscal year 2005, the CEO was paid a base salary of $900,000, a bonus of $1,035,000 and was granted options to acquire 175,000 Subordinate Voting Shares under the Executive Stock Option Plan. The annual performance based incentive of up to 200% of base salary was based upon financial and personal objectives determined and approved by the Board. In fiscal year 2005, the incentive was based upon achievement of two thirds of the financial objectives and upon 60% achievement of personal objectives. The Human Resources Committee reviews the compensation of the CEO in relation to the compensation of CEOs of the media and entertainment comparison group and other company groups. A comprehensive survey by a third party consulting firm was undertaken in 2004 in order to assist the Human Resources Committee with its determination.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In the description that follows, the terms “unrelated director” and “outside director” have the meanings given to those terms in the Toronto Stock Exchange Guidelines for Effective Corporate Governance (the “TSX Guidelines”). An “unrelated director” is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to our best interests, other than interests and relationships arising from shareholding. An “outside director” is a director who is not a member of management. As well, the term “independent director” as used in this statement is used to describe an unrelated director who is free from any interests in or relationships with either us or our significant shareholder or any affiliate of our significant shareholder. In determining the independence of directors, reference was also made to the Corporate Governance Rules adopted by the New York Stock Exchange and approved by the Securities and Exchange Commission on November 4, 2003. For the purposes of this description, the Board has determined that directors who are not independent under the New York Stock Exchange Corporate Listing Standards are considered to be related.

We are committed to the highest standards of corporate governance. The Board and each of its committees have continued to refine our governance policies and practices in light of regulatory initiatives in North America that have been adopted to improve corporate governance.

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, we are subject to Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

The Board has reviewed our corporate governance practices in response to the U.S. Sarbanes-Oxley Act of 2002, applicable rules of the U.S. Securities and Exchange Commission (the “SEC Rules”), and the applicable rules of the New York Stock Exchange Corporate Governance Standards (the “NYSE Standards”) that apply to CanWest. The Board will continue to review our corporate governance practices on an ongoing basis in response to the evolving regulatory standards.

The corporate governance practices adopted by us are set out below.

Ethical Business Conduct

We have adopted a Code of Ethics (the “Code”) that governs the behavior of our directors and senior executive officers. The Code sets out procedures for monitoring compliance with the Code, describes the measures designed to ensure that the directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, and describes other steps taken to encourage and promote a culture of ethical business conduct.

Board Mandate

The mandate of the Board is to supervise the management of our business and affairs, to act with a view to our best interests and to exercise the care, skill and diligence that a reasonably prudent person would exercise in comparable circumstances. In doing so, the Board acts in accordance with:

•	the CBCA, the Broadcasting Act, other laws that apply to media companies, as well as laws of general application;

•	our articles of incorporation and by-laws;

•	written charters of the Board and Board committees; and

•	the Code and other internal policies.

As part of its overall stewardship responsibilities, the Board is responsible for the following matters:

General Strategic Direction and Significant Initiatives

•	Reviewing and assessing our operations with a view to ensuring the best performance is achieved;

•	Reviewing and approving our major development activities, including major acquisitions, investments and divestitures outside the ordinary course of business;

•	Adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

•	Approving operating and capital budgets;

•	Reviewing and approving the dividend policy and declaration of dividends; and

•	Reviewing and approving major financing and any offering of our securities.

Risk Management

•	Identifying the principal risks of our business (including financial, accounting and legal risks) and ensuring the implementation of appropriate systems to manage these risks;

•	Reviewing and ensuring the integrity of our internal control and management information systems;

•	Satisfying itself from time to time that our operations are in material compliance with applicable laws and regulations;

•	Reviewing and approving the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for us, taking into account the recommendations of the Audit Committee; and

•	Reviewing and approving the compensation of the external auditor, taking into account the recommendations of the Audit Committee.

Human Resources and Compensation (including the President and CEO)

•	Appointing the President and CEO;

•	Reviewing and approving position descriptions for the Chair of the Board and the CEO, and, in the case of the CEO, taking into account the recommendations of the Human Resources Committee;

•	Reviewing and evaluating the performance of (i) the Chair of the Board, (ii) each executive officer who reports to the CEO, and (iii) any other employee that the Human Resources Committee determines appropriate from time to time, taking into account evaluations provided by the Human Resources Committee;

•	Approving changes in our senior management;

•	Reviewing and approving compensation for (i) the Chair of the Board, (ii) each executive officer who reports to the CEO, and (iii) any other employee that the Human Resources Committee determines appropriate from time to time, including base salary, long-term incentive plans and perquisites, taking into account the recommendations of the Human Resources Committee;

•	Reviewing and approving the remuneration of each director, taking into account the recommendations of the Human Resources Committee to ensure that compensation realistically reflects the responsibilities and risks involved in being an effective director;

•	Reviewing and approving our Amended and Restated Combined Share Compensation Plan and Deferred Share Unit Plan (the “Equity Plans”) and Executive Annual Incentive Plan;

•	Reviewing and approving grants under the Equity Plans, taking into account the recommendations of the Human Resources Committee;

•	Reviewing and approving any incentive or equity based compensation to be granted outside the Equity Plans or the Executive Annual Incentive Plan, taking into account the recommendations of the Human Resources Committee;

•	Reviewing and approving our compensation and benefits programs for our executive officers generally, taking into account the recommendations of the Human Resources Committee;

•	Succession planning (including appointing, training and monitoring of our executive officers);

•	Satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization; and

•	Overseeing and monitoring our pension plans and other retirement arrangements, or, to the extent this function is delegated to the Pensions Committee, requesting updates and other relevant information from the Pensions Committee from time to time.

Communications and Disclosure

•	Reviewing with management from time to time our procedures for receiving feedback from shareholders, including written and electronic feedback, and satisfying itself that appropriate procedures are in place or recommending changes where desirable; and

•	Reviewing and approving our (i) quarterly and annual financial statements and accompanying management’s discussion and analysis, (ii) annual report, (iii) annual and quarterly news releases, and (iv) annual notice of meeting, management information circular and proxy form, taking into account the recommendations of the Audit Committee, where applicable.

Corporate Governance

•	Reviewing and approving a set of corporate governance principles applicable to us, taking into account the recommendations of the Governance and Nominating Committee.

The Board meets at least once in each fiscal quarter, with additional meetings scheduled as required. Each director has a responsibility to attend and participate in Board meetings. It is the responsibility of the Chair of the Board to ensure effective operation of the Board and to ensure the Board discharges all of its responsibilities.

In fulfilling their mandate, the directors have access to the Company’s management as well as our advisors, which assists them in the understanding of proposed Board actions and the implications of voting for or against such actions.

Orientation and Continuing Education

New directors are given the opportunity to individually meet with senior management to improve their understanding of our operations and tours of several of our key operations are arranged for the new directors. New directors are also provided with reference materials describing our organizational structure, the structure of the Board and its committees, our policies, articles and by-laws, as well as Board materials for the preceding 12 months. All of the directors have access to continuing education opportunities designed to help them as well as to ensure that their knowledge and understanding of our business remains current. On an ongoing basis, directors are given presentations on various aspects of our activities and functions during regularly scheduled Board meetings. In addition, regardless of whether a meeting of the Board is scheduled, all directors regularly receive information on our operations including a report from the CEO, a report on corporate development activities, operations reports, a financial overview and other pertinent information. All executives are available for discussions with directors concerning any questions or comments which may arise between meetings.

Composition of the Board

The Company’s Board currently consists of ten directors, seven of whom are independent, as follows: Lloyd I. Barber, Derek H. Burney, Frank W. King, Ronald J. Daniels; David J. Drybrough, Paul V. Godfrey, and Lisa M. Pankratz. Accordingly, a majority of the directors are independent. The three remaining directors, David A. Asper, Gail S. Asper and Leonard J. Asper, are considered to be non-independent directors because they are each a senior officer of the Company who, together with Ruth M. Asper, indirectly control the Company.

In order to ensure that the Board can function independently from management, the Board has separated the roles of Chair of the Board and CEO of the Company through the appointment of David J. Drybrough, an independent director, as Chair of the Board and Leonard J. Asper as CEO. During regularly scheduled Board and committee meetings, the independent directors meet separately from members of management and non-independent directors.

The relatively small size of the Board has enabled it to be extremely flexible with regard to scheduling meetings, including unplanned meetings which are called in order to review new opportunities. The Board is thus able to act quickly and remain well informed at all times. The Company’s management has been able to liaise regularly with the Board in seeking approval for any activities outside the normal course of business.

Committees of the Board

The Board has four committees. The Chair of the Board is an ex-officio member of all of committees of the Board, subject to the limitations set out in our by-laws. Committees of the Board are authorized by the Board from time to time, and as appropriate, to retain outside advisors at our expense. Individual directors may, with the consent of the Chair of the Governance and Nominating Committee, engage outside advisors at our expense. In addition, the Human Resources Committee is permitted, without any separate approval being required, to retain consulting firms at our expense, in order to assist the committee in the evaluation of the CEO and other executive officers and in setting executive compensation.

Audit Committee

The Audit Committee is composed entirely of outside directors, all of whom are unrelated and independent. All of the members of the Audit Committee are “financial experts” and “financially literate” as these terms are defined in MI 52-110, the Sarbanes-Oxley Act of 2002, the SEC Rules and NYSE Standards.

Human Resources Committee

The Human Resources Committee is composed entirely of independent directors. The committee makes recommendations to the Board on, among other things, executive compensation, approves the compensation of the CEO and reviews other aspects of executive compensation, such as our share compensation plans. The Human Resources Committee has developed a description of the position of the CEO and is responsible for reviewing and approving the corporate objectives (financial and personal) which the CEO is responsible for meeting. This committee also conducts the annual assessment of the CEO’s performance as measured against these objectives. The results of this assessment are reported to the Board.

The Human Resources Committee reviews how directors are compensated for serving on the Board and its committees and recommends any changes to the Board. In doing so, the Human Resources Committee compares the directors’ compensation to that of similar companies. The committee also ensures that we comply with corporate and securities legislation with respect to executive compensation disclosure. The committee’s members are Mr. Ronald Daniels (Chair), Dr. Lloyd I. Barber, Mr. Derek Burney, Mr. Paul Godfrey and Mr. Frank King.

Pension Committee

The Pension Committee is composed of three members, two of whom are independent directors. The Pension Committee is responsible for overseeing matters relating to the investment policies and performance of our pension funds.

Governance and Nominating Committee

The Governance and Nominating Committee is composed of three directors, all of whom are independent. The committee is responsible for developing and recommending to the Board a set of corporate governance principles applicable to us. The Governance and Nominating Committee also monitors compliance with any rules, regulations, procedures or guidelines promulgated by regulatory authorities having jurisdiction over us (including applicable stock exchanges) relating to corporate governance. The Board is responsible for reviewing and approving the set of corporate governance principles recommended by the Governance and Nominating Committee. The Corporate Secretary, who is also a director, is responsible for ensuring all corporate governance matters are reviewed by the Board and the Governance and Nominating Committee, as appropriate.

The Governance and Nominating Committee is responsible for considering and recommending nominees for election to the Board. This committee is also responsible for establishing procedures to evaluate the Board and each director and overseeing such evaluation. In considering nominees for election to the Board, the Governance and Nominating Committee takes into account geographic diversity and considers the primary markets in which we operate as well as the expertise and experience necessary to support our strategy and operations.

The committee is also responsible for reviewing annually the structure and mandates of each of the Board committees (including this committee) and assessing their effectiveness. In addition, issues regarding quality of information and suggestions relating to the appointment of new directors and Board performance are regularly explored at the meetings of the committee.

EMPLOYEES

As at August 31, 2005 our Canadian television operations employed approximately 1,850 people on a full-time equivalent basis. Approximately 63% of our Canadian broadcast employees are unionized and are employed under a total of 15 collective agreements.

13 of our Canadian broadcasting bargaining units are represented by the CEP. On April 27, 2001, this union applied to consolidate the 12 bargaining units that it then represented covering approximately 1,000 employees into a single bargaining unit. On March 4, 2005, the Canadian Industrial Relations Board determined that the 12 bargaining units would be restructured into three bargaining units. The three bargaining units in Halifax and St. John would constitute a Maritimes bargaining unit. The eight bargaining units in western Canada (Victoria, Vancouver, Kelowna, Calgary, Lethbridge, Edmonton, Saskatoon and Winnipeg) would be amalgamated into a

Western Canada bargaining unit. The Toronto bargaining unit would remain a stand-alone unit. During this process the CEP amended its application to include the bargaining unit at CHCH-Hamilton which was not represented by the CEP at the time of the original application. The CIRB has not yet made a determination with respect to CHCH-Hamilton. Both parties have applied to the CIRB for a reconsideration of its decision. The CEP continues to seek a single bargaining unit for all Canadian broadcasting employees that it represents while we have advocated that the decision be amended to have our Western Canada operations covered by two or three collective agreements.

None of the Canadian broadcast agreements are currently in negotiation. In the remainder of our fiscal year 2006 two agreements will expire. In the 2007 fiscal year, it is likely that collective bargaining will be conducted on the basis of the CIRB final decision on bargaining unit structure which has not been finally determined.

As at August 31, 2005 we had approximately 5,650 full-time equivalent employees in our publishing operations. Approximately 49% of these employees are employed under a total of 41 collective agreements. In addition, applications have been made to certify two additional bargaining units which would represent approximately 60 employees within our publishing operations. Four of our collective agreements are in negotiation, five will expire in the remainder of fiscal year 2006 and 15 agreements will expire in fiscal year 2007. In general, our collective agreements cover operations at individual publications or business locations, rather than multiple locations.

As at August 31, 2005 we had approximately 163 full time equivalent employees in our Canadian online operations.

In addition, as at August 31, 2005, we had approximately 960 non-unionized employees working in corporate and central services areas, including our Reach Canada call center, our business services center, our information technology group, and our sales and marketing group. These employee groups support our Canadian television, newspaper and online operations.

In Australia, Network TEN and Eye Corp. employed approximately 1,200 full-time employees at August 31, 2005. Approximately 30% are represented by labor unions.

In New Zealand, as at August 31, 2005, TVWorks had 365 employees, and RadioWorks had approximately 650 employees. In the Republic of Ireland, TV3 had 181 employees. None of our employees in New Zealand or the Republic of Ireland are represented by trade unions.

We employ approximately 53 people at our corporate and international offices.

For the years ended August 31, 2004 and August 31, 2003, we had 10,345 and 10,052 full-time employees respectively.

Collective bargaining agreements to which we are subject vary as to the number of employees covered and content. We believe we have satisfactory relationships with unionized and non-unionized employees.

SHARE OWNERSHIP

We are a wholly-owned subsidiary of CanWest Global Communications Corp, the voting power of which is controlled by David A. Asper, Gail S. Asper, and Leonard J. Asper, who are senior officers and directors of the Company and Mrs. Ruth M. Asper.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

We are a wholly-owned subsidiary of CanWest. All of CanWest’s multiple voting shares and 3,462,894 of its subordinate voting shares are held by CanWest Communications Corporation (“CanWest Communications”) and its wholly-owned subsidiaries, the shares of which are indirectly owned and controlled by Mrs. Ruth Asper, David

A. Asper, Gail S. Asper, and Leonard J. Asper, who are senior officers and directors of CanWest. (David Asper, Gail Asper and Leonard Asper are referred to as the “Asper siblings.”)

CanWest Communications and the Asper siblings have entered into a Nomination Agreement under which each of the Asper siblings agreed to serve as a director of CanWest and CanWest Communications agreed to vote in favor of individuals nominated by the Asper siblings to serve as directors of CanWest and who together constitute at least a majority of the directors of CanWest but as close to a simple majority as possible. The Nomination Agreement provides that each of the Asper siblings is entitled to nominate an equal number of directors of CanWest. Such nominees will be provided to the Governance and Nominating Committee of the Board of CanWest, which has overall responsibility for recommending nominees to the Board of CanWest.

In addition to entering into the Nomination Agreement, the three Asper siblings together with Mrs. Ruth M. Asper have entered into a Shareholders Agreement to grant each other certain rights and obligations with respect to the holding and disposition of securities of CanWest and with respect to the shares of the corporation through which such shares are indirectly held. The Shareholders Agreement also provides that if the multiple voting shares of CanWest are in the future held by parties to the Shareholders Agreement rather than through CanWest Communications, such shares will be voted for the election of directors of CanWest substantially in the same manner as provided in the Nomination Agreement.

RELATED PARTY TRANSACTIONS

Related Party Transactions

As of August 31, 2005 we had outstanding advances due from CanWest of $75 million (August 31, 2004 – $79 million).

As of August 31, 2005 we had loans outstanding to Fireworks Entertainment Inc. in the principal amount of $381 million (August 31, 2004 – $414 million), as well as loans to CanWest Entertainment Inc. in the principal amount of $61 million (August 31, 2004 – $61 million). The proceeds of these loans were used to acquire Fireworks Entertainment Inc., for the production of content and related operations, as well as a $110 million loan to acquire a film and program library. In our fiscal year 2004, following a period of poor financial performance, CanWest commenced a process to sell its film and television program production and distribution operations, and in fiscal 2005 substantially all of the assets were sold. A provision of $419 million was established against these loans in fiscal year 2004 and was increased to an aggregate of $430 million in fiscal year 2005. The remaining balance of these loans was repaid in fiscal year 2006 using the proceeds from the sale of the assets and the settlement of accounts receivable of Fireworks Entertainment Inc.

Senior subordinated notes held by CanWest Communications Corporation, our ultimate parent company, totaled $50 million (US$42 million) at August 31, 2005. This debt, issued in May 2001, was to mature May 15, 2011 and bears interest at 10.625%. Interest expense related to this debt totaled $6.0 million in fiscal year 2005 (2004 – $6 million, 2003 – $6 million). In October 2005, we settled these notes under the same terms offered to unrelated senior subordinated note holders for $55.4 million.

We made operating lease payments of $3 million in fiscal year 2005 (2004 – $3 million, 2003 – $2 million) to CanWest and affiliated companies for the year ended August 31, 2005, which are included in selling general and administrative expenses. The obligations under these operating leases have expiration dates extending until August 2010. During fiscal year 2005, we acquired broadcast rights for television programs from Fireworks in the amount of $2 million (2004 – $5 million, 2003 – $7 million), which are included in operating expenses. All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

In addition, CanWest has approved stock based compensation programs, the purpose of which are to provide our employees and certain of our directors and the directors of our subsidiaries with the opportunity to participate in the growth and development of CanWest through the granting of options on CanWest shares and share purchase loans. Under our employee stock option plan, certain of our employees are issued stock options for shares of CanWest, our ultimate parent. In accordance with our accounting policies for stock based compensation, as a result of the granting of stock options we record compensation expense and an amount payable to CanWest equivalent to the fair value of the options granted. For fiscal year 2005, our stock compensation expense was $2.5 million (2004 – $1.0 million, 2003 – $0.0 million), the amount payable to CanWest is included in the balances listed above.

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

The following table summarizes the aggregate amount outstanding to CanWest and its subsidiaries for indebtedness of present and former directors, officers and employees, as of August 31, 2005.

AGGREGATE INDEBTEDNESS ($)

Purpose	To the Company or its Subsidiaries	To Another Entity
Share purchases	$138,000	—
Other(1)	409,018	—

(1)	These loans, which are secured by mortgages, were outstanding prior to the enactment of the Sarbanes Oxley Act of 2002.

The following table summarizes the aggregate amount of indebtedness of directors and executive officers outstanding as of August 31, 2005 under securities purchase and other programs.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER

(1) SECURITIES PURCHASE AND (2) OTHER PROGRAMS

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During Year Ending August 31, 2005	Amount Outstanding as at February 10, 2006	Financially Assisted Securities Purchases During Year Ending August 31, 2005	Security for Indebtedness	Amount Forgiven During Year Ending August 31, 2005
Securities Purchase Programs:
N/A	N/A	$—	$—	—	—	$—
Other Programs(1)
T.C. Strike	Lender	350,000	350,000	—	mortgage	—
R.M. Leipsic	Lender	59,018	—	—	mortgage	—

(1)	These loans were outstanding prior to the enactment of the Sarbanes Oxley Act of 2002.

Other Indebtedness to CanWest

The aggregate amount outstanding to CanWest and its subsidiaries for indebtedness of present and former directors, officers and employees, borrowed not in connection with the purchase of securities of CanWest Media as of August 31, 2005, was approximately $483,893. This amount includes loans to Mr. Strike and Mr. Leipsic in connection with the purchase of their residences with principal amounts outstanding of $350,000 and $59,018, respectively. The highest principal amount outstanding under these loans since September 1, 2004 was $384,765 and

$99,393, respectively. These loans (which were extended prior to July 2002) are interest-free and secured by mortgages on the respective residences of the individuals concerned. Repayments of amounts outstanding under each of these loans are required in annual amounts equal to 50% of the individual’s net bonus after taxes for Mr. Leipsic.

ITEM 8.	FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the Consolidated Financial Statements for CanWest Media Inc. set forth in Part III, Item 18 hereof and filed as part of this annual report.

LEGAL PROCEEDINGS

CBL Litigation

On March 5, 2001, certain plaintiffs who owned a 29.3% interest in CanWest Broadcasting Ltd. (“CBL”) filed a statement of claim against CanWest, certain of CanWest’s subsidiaries, and Israel Asper. The plaintiffs claim, among other things, that the defendants have acted in a manner that is oppressive and unfairly prejudicial to the plaintiffs; have improperly favored the interests of the defendants over the interests of CBL and the plaintiffs (including the diversion of corporate opportunities); owe fiduciary duties to the plaintiffs; and have wrongly terminated certain contracts with the plaintiffs and replaced them with non-arm’s length contracts.

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

By way of an application initiated by the defendants, the Ontario Superior Court in November, 2001 stayed the Ontario Action on the basis that the Ontario courts had no jurisdiction to try the claim and alternatively, that Manitoba was the convenient forum for trial of the action. The Ontario Court of Appeal subsequently upheld the Ontario decision in a decision issued in February 2003. In January 2004, The Supreme Court of Canada refused the plaintiffs leave to appeal the Ontario Court of Appeal’s decision. By a statement of claim dated April 5, 2004, issued in the Manitoba Court of Queen’s Bench, the plaintiffs commenced a suit against the defendants noted above as well as Leonard Asper, claiming in substance the same matters as in the Ontario Action and as well that the amalgamation was oppressive to the interests of the plaintiffs. The plaintiffs are seeking, among other things, damages of $405 million (including aggravated and punitive damages). On June 20, 2005, the defendants filed a statement of defense and counterclaim. A reply and defense to counterclaim was filed by the plaintiffs on September 6, 2005, and on December 7, 2005 the defendants filed a reply to defense to counterclaim.

Hollinger Litigation

On December 17, 2003, we and The National Post Company filed a statement of claim in the Ontario Superior Court of Justice against Hollinger International Inc., Hollinger Inc. and certain related parties claiming the amount of $25.7 million plus interest for amounts owed to The National Post Company related to our acquisition of 50% of The National Post Company in March 2002. In August 2004, we and The National Post Company obtained partial summary judgment in respect of the claim against Hollinger International Inc. for $22.5 million, plus interest. A payment of $26.5 million was received in November 2004 in satisfaction of this claim. We have also referred to arbitration disputes related to a further approximately $86.5 million we claim to be owed by Hollinger International Inc. and certain of its affiliates related to certain unresolved matters arising from our November 15, 2000 acquisition of certain newspaper assets from Hollinger International Inc. and certain of its affiliates. In the arbitration, Hollinger International claims that it and certain of its affiliates are owed approximately $45 million by CanWest under the relevant agreement.

Other Litigation

We are one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003 in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages. While the final outcome of these proceedings cannot be predicted with certainty, any liability that may arise is not expected to have a material effect on our financial position or results of operations.

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

Our Board of Directors shall consist of a majority of resident Canadians (Section 4.2 of the By-laws). If a director is materially interested in a contract or proposed contract with us, or is a director or officer of or has a material interest in any person who is a party to a contract or proposed contract with us, such director must disclose to us in writing the nature and extent of such director’s interest and refrain from voting with respect thereto (Section 4.19 of the By-laws). Directors need not hold our shares in order to qualify as directors on the Board of Directors (Section 4.2 of the By-laws). Our Board of Directors, on our behalf, shall have general powers of borrowing, including borrowing money upon our credit, issuing debt obligations, giving financial assistance to any person by loan, guarantee or otherwise and creating security interests in our properties (Section 3.1 of the By-laws). Our Board of Directors shall also have the power to authorize remuneration for directors’ services, subject to unanimous shareholder agreement (Section 4.18 of the By-laws).

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

DOCUMENTS ON DISPLAY

We are subject to the information requirements of Section 15(d) under the Securities Exchange Act of 1934, as amended, and accordingly file reports and other information with the SEC. We are also required to file such reports with the SEC under the terms of certain of our debt agreements. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549. You may also obtain copies of these materials by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. For further information on the public reference rooms, please call the SEC at 1-800-SEC-0330.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are interest rate and foreign currency exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long-term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivatives for trading purposes.

As at August 31, 2005, we have fully hedged the currency exposure on our U.S. dollar denominated debt with the exception of senior and senior subordinated notes in the amount of US$42 million, and have fixed the interest rate of 100% of our floating rate debt by entering into a combination of cross currency swaps and interest rate swaps.

As of August 31, 2005, we have entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 6.5%) and receive floating rates of interest (at an average rate of 2.7%) on a notional amount of $448 million. We have entered into pay fixed receive floating cross currency swap contracts at an average rate of 6.7% on a notional amount of $1,051 million and receive floating rates of 3.8% on a notional amount of US$679 million. We have also entered into pay floating receive fixed cross currency swap contracts at an average floating rate of 7.0% on a notional amount of $1,862 million and an average fixed rate of 8.9% on a notional amount of US$1,386 million. As part of the refinancing discussed in “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—CanWest MediaWorks Income Fund and related transactions,” a portion of the cross currency swaps were settled in the first quarter of fiscal year 2006.

We are also exposed to foreign exchange and interest rate risk as a result of debt and related swaps issued by CanWest MediaWorks (NZ), TV3 Ireland, and TEN Group. As at August 31, 2005, our share of the TV3 Ireland debt was $12 million (€8 million). €10 million of this debt was swapped to a fixed rate (at an average rate of 3.2%) and the remainder of the debt bears interest at a floating rate. As at August 31, 2005, CanWest MediaWorks (NZ) had $155 million (NZ$188 million) of debt. NZ$165 million of this debt was swapped to a fixed rate (at an average rate of 6.5% until 2006), and the remainder of the debt bears interest at a floating rate.

At August 31, 2005, TEN Group had long term debt of $309 million (A$346 million). TEN Group has entered into “pay floating receive fixed” cross currency swap contracts at an average floating rate of 7.0% on a notional amount of A$210 million and “received fixed” swap contracts at an average rate of 5.4% on a notional amount of US$ 125 million. TEN Group has also entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 5.7%) on a notional amount of A$285 million.

Based on the swap contracts outstanding and the level of variable rate debt at August 31, 2005, we estimate that a 1% increase in floating interest rates would increase annual interest expense by $21million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of August 31, 2005, our outstanding swap contracts were in a net unrealized loss position of $119 million (including $2 million related to TEN Group). In addition, we have recorded the effect of hedging instruments on the U.S. dollar principal balance of debt of $356 million (including $39 million related to TEN Group).

As of August 31, 2005, assuming all other variables are held constant, a 10 basis point parallel upward shift in the Canadian and U.S. fixed yield would result in a $4 million deterioration in the mark to market value of all swaps, excluding TEN Group. A $0.001 change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $3 million change in the mark to market value of the cross currency swaps. A $0.001 change in the value of the Australian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $0.3 million change in the mark to market value of the cross currency swaps.

The Limited Partnership entered into five year interest rate swap contracts to fix the interest payment on a notional amount of $825 million for the first three years and $660 million for the remaining two years, resulting in an effective interest rate of 5.0%.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULT, DIVIDEND ARRERAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of August 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of August 31, 2005 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting during the fiscal year 2005 that materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Audit Committee are financially literate and our Board has determined that Dr. Barber, Ms Pankratz and Mr. Drybrough qualify as audit committee financial experts. Each of our audit committee financial experts meets the independence requirements of the New York Stock Exchange.

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

The Audit Committee establishes the external auditors’ compensation. For the years ended August 31, 2005 and August 31, 2004, we paid fees to PricewaterhouseCoopers LLP and its affiliates as follows:

	For the year ended August 31,
	2005	2004
	(in thousands of Canadian dollars)
Audit services	$3,092	$3,655
Audit related services(1)	1,759	280
Tax services(2)	794	427

	$5,645	$4,362

(1)	Audit related fees include fees for employee benefit plan audits, special audits in connection with the sale of certain operations and consultations concerning financial accounting and reporting standards.

(2)	Tax services relate to the review of foreign affiliate surplus calculations, consultations with respect to indirect taxation matters and consultations with respect to tax structuring for acquisitions, divestitures, and financing arrangements, including assistance to internal and external legal counsel.

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

Pursuant to the rules and regulations of the Securities and Exchange Commission, we have filed certain agreements as exhibits to this annual report on Form 20-F. These agreements may contain representations and warranties by each party thereto. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may have been qualified by disclosures made to such other party or parties, (ii) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and may not reflect more recent developments in our state of affairs, (iii) may reflect the allocation of risk among the parties to such agreements and (iv) may contain materiality standards different from what may be viewed as material to investors. Accordingly, these representations and warranties may not describe our actual state of affairs at the date hereof and should not be relied upon.

Exhibit No.	Exhibit

1.1	Articles of Amalgamation of CanWest MediaWorks Inc.

1.2	By-laws of CanWest MediaWorks Inc.

4.1	Credit Agreement dated as of 13 October 2005 among, inter alia, CanWest MediaWorks Inc., as borrower, the guarantors from time to time party thereto, The Bank of Nova Scotia, as administrative agent and the lenders from time to time party thereto.

4.2	Credit Agreement dated as of 13 October 2005 among CanWest MediaWorks Limited Partnership, as borrower, the guarantors from time to time party thereto, The Bank of Nova Scotia, as administrative agent and the lenders from time to time party thereto.

4.3	Pension and Employee Benefit Plans Agreement, dated as of November 15, 2000, among Hollinger International Inc., Southam Inc. (n/k/a XSTM Holdings (2000) Inc.), Hollinger Canadian Newspapers, Limited Partnership, HCN Publications Company, Hollinger Canadian Operating Company ULC and CanWest Global Communications Corporation. (l)

4.4	Indenture, dated as of May 17, 2001, relating to 10 5/8% Senior Subordinated Notes due 2011, among CanWest Media inc., the Guarantors named therein and The Bank of New York, as Trustee. (1)

4.5	Guarantee, dated as of May 17, 2001, executed by the Guarantors identified therein. (1)

4.6	Supplemental Indenture to the Indenture dated May 17, 2001 relating to 10 5/8% Senior Subordinated Notes due 2011, dated as of August 6, 2002, between CanWest Media Inc. and The Bank of New York. (3)

4.7	Second Supplemental Indenture to the Indenture dated May 17, 2001 relating to 10 5/8% Senior Subordinated Notes due 2011, dated as of February 27, 2003, among CanWest Media Inc., each of the guarantors identified therein and The Bank of New York. (4)

4.8	Third Supplemental Indenture to the Indenture dated May 17, 2001 relating to 10 5/8% Senior Subordinated Notes due 2011, dated as of April 23, 2003, among CanWest Media Inc., each of the guarantors identified therein and The Bank of New York. (4)

4.9	Fourth Supplemental Indenture to the Indenture dated May 17, 2001 relating to 10 5/8% Senior Subordinated Notes due 2011, dated as of September 22, 2003, among CanWest Media Inc., each of the New Guarantors and The Bank of New York. (5)

4.10	Fifth Supplemental Indenture to the Indenture dated May 17, 2001 relating to 10 5/8% Senior Subordinated Notes due 2011, dated as of February 25, 2004, among CanWest Media Inc., each of the New Guarantors and The Bank of New York. (6)

4.11	Sixth Supplemental Indenture to the Indenture dated May 17, 2001 relating to 10 5/8% Senior Subordinated Notes due 2011, dated as of August 12, 2004, among CanWest Media Inc., each of the New Guarantors and The Bank of New York. (7)

Exhibit No.	Exhibit

4.12	Seventh Supplemental Indenture to the Indenture dated May 17, 2001 relating to 10 5/8% Senior Subordinated Notes due 2011, dated as of November 18, 2004, among CanWest Media Inc., each of the Guarantors named therein and The Bank of New York. (7)

4.13	Eighth Supplemental Indenture to the Indenture dated May 17, 2001 relating to 10 5/8% Senior Subordinated Notes due 2011, dated as of August 29, 2005, among CanWest Media Inc., each of the New Guarantors named therein and The Bank of New York.

4.14	Ninth Supplemental Indenture to the Indenture dated May 17, 2001 relating to 10 5/8% Senior Subordinated Notes due 2011, dated as of August 30, 2005, among CanWest Media Inc., 4309626 Canada Inc., National Post Holdings Ltd., GTNQ Holdings Inc. and The Bank of New York.

4.15	Tenth Supplemental Indenture to the Indenture dated May 17, 2001 relating to 10 5/8% Senior Subordinated Notes due 2011, dated as of August 31, 2005, among CanWest Media Inc., CanWest MediaWorks Publications Inc. and The Bank of New York.

4.16	Eleventh Supplemental Indenture to the Indenture dated May 17, 2001 relating to 10 5/8% Senior Subordinated Notes due 2011, dated as of September 1, 2005, among CanWest MediaWorks Inc. and The Bank of New York.

4.17	Twelfth Supplemental Indenture to the Indenture dated May 17, 2001 relating to 10 5/8% Senior Subordinated Notes due 2011, dated as of September 21, 2005, among CanWest MediaWorks Inc., each of the Guarantors named therein and The Bank of New York.

4.18	Share Purchase Agreement, dated January 24, 2003, among Global Communications Limited, CanWest Global Communications Corp., and Osprey Media Holdings Inc. (3)

4.19	Non-Competition, Non-Solicitation, and Confidentiality Agreement, dated as of February 14, 2003, between CanWest Global Communications Corp. and Global Communications Limited, and Osprey Media Holdings Inc. (3)

4.20	Form of Amended and Restated Advertising Representation Agreement, dated February 14, 2003, between each of the entities listed in Exhibit 10.8 and CanWest Media Sales Limited. (3)

4.21	Form of Amended and Restated CanWest News Services Agreement, dated February 14, 2003, between each of the entities listed in Exhibit 10.9 and CanWest Publications Inc. (3)

4.22	Pension and Employee Benefit Plans Agreement, dated as of February 14, 2003, among Global Communications Limited, CanWest Global Communications Corp., and Osprey Media Holdings Inc. (3)

4.23	Form of Amended and Restated CanWest Editorial Services Agreement, dated February 14, 2003, between each of the entities listed in Exhibit 10.10 and CanWest Publications Inc. (3)

4.24	Form of Amended and Restated Electronic Distribution Agreement, dated February 14, 2003, between each of the entities listed in Exhibit 10.11 and Infomart Limited. (3)

4.25	Guarantee, dated as of April 3, 2003, executed by the Guarantors identified therein. (4)

4.26	Indenture, dated as of April 3, 2003, relating to 7 5/8% Senior Notes due 2013, among CanWest Media Inc., the Guarantors named therein and The Bank of New York, as Trustee. (7)

Exhibit No.	Exhibit

4.27	First Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013, dated as of September 22, 2003, among CanWest Media Inc., each of the New Guarantors and The Bank of New York. (5)

4.28	Second Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013, dated as of February 25, 2004, among CanWest Media Inc., each of the New Guarantors and The Bank of New York. (6)

4.29	Third Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013, dated as of August 12, 2004, among CanWest Media Inc., each of the New Guarantors and The Bank of New York. (7)

4.30	Fourth Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013 dated as of November 18, 2004, among CanWest Media Inc., each of the Guarantors named therein and The Bank of New York. (7)

4.31	Fifth Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013 dated as of August 29, 2005, among CanWest Media Inc., each of the New Guarantors named therein and The Bank of New York.

4.32	Sixth Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013 dated as of August 30, 2005, among CanWest Media Inc., 4309626 Canada Inc., National Post Holdings Ltd., GTNQ Holdings Inc. and The Bank of New York.

4.33	Seventh Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013 dated as of August 31, 2005, among CanWest Media Inc., CanWest MediaWorks Publications Inc. and The Bank of New York.

4.34	Eighth Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013 dated as of September 1, 2005, among CanWest MediaWorks Inc. and The Bank of New York.

4.35	Ninth Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013 dated as of September 21, 2005, among CanWest MediaWorks Inc., each of the Guarantors named therein and The Bank of New York.

4.36	TVWorks Shares Sale and Purchase Agreement, dated June 24, 2004, between CanWest International Communications Inc. and CW Media Limited. (7)

4.37	TVWorks Convertible Notes and TV Works Shareholder Loan Sale and Purchase Agreement, dated June 24, 2004, between Global Communications Limited and CW Media Limited. (7)

4.38	RadioWorks Convertible Notes Option Agreement, dated June 24, 2004, between 1103400 Alberta Ltd. and CanWest MediaWorks (NZ) Limited. (7)

4.39	RadioWorks Shares Option Agreement, dated June 24, 2004, between CanWest International Communications Inc. and CanWest MediaWorks (NZ) Limited. (7)

4.40	Escrow Agreement, dated July 28, 2004, between Ken West Holdings, CanWest MediaWorks (NZ) Limited, Goldman Sachs JBWere (NZ) Limited and New Zealand Exchange Limited. (7)

Exhibit No.	Exhibit

4.41	Purchase Agreement, dated June 30, 2004, between UBS Limited and CanWest International Communications Inc. relating to the sale of Ordinary Shares of Ulster Television PLC. (7)

4.42	Purchase Agreement, dated November 10, 2004, among 3815668 Canada Inc., the Guarantors identified therein and Citigroup Global Markets Inc. (7)

4.43	Dealer Manager Agreement dated as of October 7, 2004 among Citigroup Global Markets Inc., 3815668 Canada Inc. and CanWest (U.S.) Inc. (7)

4.44	Registration Rights Agreement, dated as of November 18, 2004, among 3815668 Canada Inc. (immediately prior to its amalgamation with CanWest Media Inc.), the Guarantors named therein, and Citigroup Global Markets Inc. (7)

4.45	Registration Rights Agreement, dated as of November 18, 2004, among 3815668 Canada Inc. (immediately prior to its amalgamation with CanWest Media Inc.), the Guarantors named therein, and Citigroup Global Markets Inc. (7)

4.46	Guarantee, dated as of November 1 8, 2004, executed by the Guarantors identified therein. (7)

4.47	First Supplemental Indenture to the Indenture dated November 15, 2000 between 3815668 Canada Inc. and The Bank of Nova Scotia Trust Company of New York. (7)

4.48	Indenture, dated as of November 18, 2004, among 3815668 Canada Inc. (immediately prior to its amalgamation with CanWest Media Inc.), the Guarantors named therein and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012. (7)

4.49	First Supplemental Indenture to the Indenture dated November 18, 2004, dated as of November 18, 2004, among 3815668 Canada Inc. (immediately prior to its amalgamation with CanWest Media Inc.), the Guarantors named therein and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012. (7)

4.50	Second Supplemental Indenture to the Indenture dated November 18, 2004, dated as of August 30, 2005, among CanWest Media Inc., 4309626 Canada Inc., National Post Holdings Ltd., GTNQ Holdings Inc. and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012.

4.51	Third Supplemental Indenture to the Indenture dated November 18, 2004, dated as of August 31, 2005, among CanWest Media Inc., CanWest MediaWorks Publications Inc. and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012.

4.52	Fourth Supplemental Indenture to the Indenture dated November 18, 2004, dated as of September 1, 2005, among CanWest MediaWorks Inc. and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012.

4.53	Facilitation Agreement, dated as of October 7, 2004 among Hollinger International Inc., Hollinger Canadian Newspapers, Limited Partnership and 3815668 Canada Inc. (7)

4.54	Management Services and Consulting Agreement, dated September 1, 2001, among CanWest Media Inc., CanWest Direction Ltd. and CanWest Global Communications Corp. (7)

4.55	Management and Consulting Services Agreement, dated July 13, 2005, between CanWest Media Inc., CanWest Direction Ltd. and CanWest Global Communications Corp.

Exhibit No.	Exhibit

4.56	Employment Agreement, dated August 9, 2004, between CanWest Global Communications Corp. and Richard C. Camilleri. (7)

4.57	Employment Agreement, dated August 30, 2004, between CanWest Global Communications Corp. and John Maguire. (7)

4.58	Amended and Restated Retirement Compensation Arrangement Plan, dated April 21, 2004, approved on behalf of CanWest Global Communications Corp. (7)

4.59	Retirement Compensation Arrangement Trust Agreement, dated as of February 7, 2002, between CanWest Global Communications Corp. and Royal Trust Corporation of Canada. (3)

4.60	Liquidation and Exchange Agreement dated October 13, 2005 among CanWest MediaWorks Inc., CanWest MediaWorks Income Fund, CWMW Trust, CanWest MediaWorks (Canada) Inc., CanWest MediaWorks Limited Partnership and each additional person who becomes, from time to time, a holder of common shares, preferred shares or partnership units and agrees to be a party to and bound by the agreement.

4.61	Securityholders’ Agreement dated October 13, 2005 among CanWest MediaWorks Inc., CWMW Trust, CanWest MediaWorks (Canada) Inc., CanWest MediaWorks Limited Partnership and CanWest MediaWorks Income Fund.

4.62	Strategic Opportunities and Non-competition Agreement dated October 13, 2005 between CanWest MediaWorks (Canada) Inc., as a general partner for and on behalf of CanWest MediaWorks Limited Partnership and CanWest Global Communications Corp.

4.63	Acquisition and Investment Agreement dated October 13, 2005 among CanWest Global Communications Corp., CanWest MediaWorks Inc., CanWest MediaWorks Limited Partnership, CanWest MediaWorks (Canada) Inc., CWMW Trust and CanWest MediaWorks Income Fund.

8	See Item 4C. Organizational Structure in Part I of this Annual Report.

12.1	Certifications required by Rule 13a-14(a) or Rule 15d-14(a).

12.2	Certifications required by Rule 13a-14(a) or Rule 15d-14(a).

13	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed as an Exhibit to the Registration Statement on Form F-4 of the Company filed on September 4, 2001, SEC File Number 333-00000 and incorporated by reference herein.

(2)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 28, 2002, SEC File Number 333-13878 and incorporated by reference herein.

(3)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 28, 2003, SEC File Number 333-13878 and incorporated by reference herein.

(4)	Previously filed as an Exhibit to the Registration Statement on Form F-4 of the Company filed on June 18, 2003, SEC File Number 333-10625 and incorporated by reference herein.

(5)	Previously filed as an Exhibit to the Registration Statement on Form F-3 of the Company filed on September 25, 2003, SEC File Number 333-109123 and incorporated by reference herein.

(6)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 26, 2004, SEC File Number 333-13878 and incorporated by reference herein.

(7)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 28, 2005, SEC File Number 333-13878 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANWEST MEDIAWORKS INC.

By:	/s/ John E. Maguire
John E. Maguire
Chief Financial Officer

Date: February 14, 2006

INDEX TO FINANCIAL STATEMENTS

CANWEST MEDIA INC.

Consolidated Financial Statements for the Years Ended August 31, 2005, 2004 and 2003

November 17, 2005, except for note 24 which is as of February 3, 2006 Auditors’ Report	PricewaterhouseCoopers LLP Chartered Accountants One Lombard Place, Suite 2300 Winnipeg, Manitoba Canada R3B 0X6 Telephone +1 (204) 926 2400 Facsimile +1 (204) 944 1020

To the Directors of

CanWest MediaWorks Inc. (formerly 3815668 Canada Inc.)

We have audited the consolidated balance sheets of CanWest MediaWorks Inc. (formerly 3815668 Canada Inc.) as of August 31, 2005 and August 31, 2004 and the related consolidated statements of earnings, retained earnings and cash flows for each of the three years in the period ended August 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2005 and August 31, 2004 and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Winnipeg, Canada

November 17, 2005, except for note 24 which is as of February 3, 2006

Comments by Auditors on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 1. Our report to the directors dated November 17, 2005, except for note 24 which is as of February 3, 2006, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Winnipeg, Canada

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CANWEST MEDIAWORKS INC.

(formerly 3815668 CANADA INC.)

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

FOR THE YEARS ENDED AUGUST 31

(In thousands of Canadian dollars)

	2005	2004	2003
		(Revised note 1)	(Revised note 1)
Revenue	3,072,542	2,911,400	2,790,484
Operating expenses	1,617,210	1,538,466	1,465,056
Selling, general and administrative expenses	722,345	653,391	642,114
Ravelston management contract termination (note 19)	12,750	—	—
Restructuring expenses and film and television program impairment expenses (note 9)	—	2,445	31,071

	720,237	717,098	652,243
Amortization of intangibles (note 6)	20,341	18,182	18,135
Amortization of property, plant and equipment (note 4)	91,304	88,477	85,794
Other amortization	5,291	5,035	7,087

Operating income	603,301	605,404	541,227
Interest expense	(252,010)	(338,665)	(376,547)
Interest income	3,431	9,635	—
Amortization of deferred financing costs	(12,708)	(12,641)	(8,247)
Interest rate and foreign currency swap losses (note 7)	(188,506)	(110,860)	(23,015)
Foreign exchange gains (note 7)	71,191	44,976	3,928
Loan impairment	(11,390)	(418,746)	—
Investment gains, losses and write-downs (note 13)	1,527	120,302	9,240
Goodwill impairment (note 5)	(41,406)	—	—
Asset impairment (note 6)	(9,629)	—	—
Loss on debt extinguishment (note 7)	(43,992)	—	—
Dividend income	—	3,738	3,532

	119,809	(96,857)	150,118
Provision for (recovery of) income taxes (note 12)	21,002	37,760	(46,336)

Earnings (loss) before the following	98,807	(134,617)	196,454
Minority interests	(96,597)	(80,349)	(80,637)
Interest in earnings (loss) of equity accounted affiliates	2,043	2,731	(1,332)
Realized currency translation adjustments (note 11)	622	(7,023)	922

Net earnings (loss) for the year	4,875	(219,258)	115,407

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIAWORKS INC.

(formerly 3815668 CANADA INC.)

CONSOLIDATED BALANCE SHEETS

AS AT AUGUST 31

(In thousands of Canadian dollars)

	2005	2004
		(Revised note 1)
ASSETS
Current Assets
Cash	18,175	93,958
Accounts receivable	462,495	487,536
Inventory	13,533	13,449
Investment in broadcast rights	188,729	194,099
Future income taxes (note 12)	3,893	6,166
Other current assets	25,865	22,574

	712,690	817,782
Other investments (note 3)	23,059	26,828
Investment in broadcast rights	21,197	35,157
Due from parent and affiliated companies (note 16)	86,527	135,172
Property, plant and equipment (note 4)	696,106	694,633
Future income taxes (note 12)	54,058	45,826
Other assets (note 15)	141,623	104,975
Intangible assets (note 6)	1,144,299	1,179,465
Goodwill (note 5)	2,424,867	2,469,690

	5,304,426	5,509,528

LIABILITIES
Current Liabilities
Accounts payable	171,650	153,591
Accrued liabilities (note 9)	293,065	240,021
Income taxes payable	44,490	20,153
Broadcast rights accounts payable	71,142	65,270
Deferred revenue	36,774	34,218
Future income taxes (note 12)	44,663	48,080
Current portion of long term debt and obligations under capital leases	17,966	31,008

	679,750	592,341
Long term debt and related foreign currency swap liability (note 7)	2,886,090	3,185,755
Interest rate and foreign currency swap liability (note 7)	215,075	120,341
Obligations under capital leases (note 8)	16,101	17,300
Other accrued liabilities (note 15)	86,453	125,640
Future income taxes (note 12)	74,694	136,123
Minority interests	90,581	77,456	Signed on behalf of the Board

	4,048,744	4,254,956

Commitments, contingencies and guarantees (note 20)
SHAREHOLDER’S EQUITY
Capital stock (note 10)	438,838	438,838
Contributed surplus	132,953	132,953
Retained earnings	695,828	690,953	Director
Cumulative foreign currency translation adjustments (note 11)	(11,937)	(8,172)

	1,255,682	1,254,572

	5,304,426	5,509,528	Director

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIAWORKS INC.

(formerly 3815668 CANADA INC.)

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED AUGUST 31

(In thousands of Canadian dollars)

	2005	2004	2003
		(Revised note 1)	(Revised note 1)
Retained earnings - beginning of year	690,953	910,211	794,804
Net earnings (loss) for the year	4,875	(219,258)	115,407

Retained earnings – end of year	695,828	690,953	910,211

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIAWORKS INC. (formerly 3815668 CANADA INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31

(In thousands of Canadian dollars)

	2005	2004	2003
		(Revised note 1)	(Revised note 1)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the year	4,875	(219,258)	115,407
Items not affecting cash
Amortization	129,644	124,335	119,263
Non-cash interest expense	32,021	102,092	108,385
Future income taxes	(73,800)	(7,987)	(55,362)
Realized currency translation adjustments	(622)	7,023	(922)
Loan impairment	11,390	418,746	—
Interest rate and foreign currency swap losses net of settlements	105,366	98,056	23,015
Investment gains, losses, and write-downs	(1,527)	(120,302)	(9,240)
Loss on debt extinguishment	43,992	—	—
Goodwill and asset impairment expense	51,035	—	—
Amortization and write-down of film and television programs	6,163	5,656	18,082
Pension expense	8,254	6,276	7,609
Minority interests	96,597	80,349	80,637
Earnings of equity accounted affiliates	(2,043)	(2,730)	1,332
Foreign exchange gains	(5,571)	(5,573)	—
Stock compensation expense	3,073	964	—
Investment in film and television programs	—	(12,234)	(3,680)

	408,847	475,413	404,526
Changes in non-cash operating accounts (note 14)	60,966	(79,078)	29,724

Cash flows from operating activities	469,813	396,335	434,250

INVESTING ACTIVITIES
Other investments	426	(389)	(9,300)
Investment in broadcast licences	(2,182)	(5,813)	(2,325)
Acquisitions	(19,487)	—	—
Proceeds from sales of other investments	2,171	144,127	44,113
Proceeds from divestitures	—	83,316	193,500
Proceeds from sale of property, plant and equipment	5,035	7,426	1,492
Purchase of property, plant and equipment	(99,191)	(62,549)	(58,679)
Proceeds from (advances to) parent and affiliated companies	34,182	(40,403)	(48,021)

	(79,046)	125,715	120,780

FINANCING ACTIVITIES
Issuance of long term debt	161,321	167,500	483,776
Repayment of long term debt	(510,323)	(381,589)	(948,586)
Advances (repayments) of revolving facilities	4,640	(243,883)	13,059
Swap recouponing payments	(41,653)	(27,957)	(3,000)
Issuance of share capital	—	—	1,731
Payments of capital leases	(1,100)	(358)	—
Issuance of share capital of TEN Group	5,369	14,423	12,981
Payment of dividends to minority interests	(84,920)	(93,002)	(40,497)

	(466,666)	(564,866)	(480,536)

Foreign exchange gain on cash denominated in foreign currencies	116	2,389	—

Net change in cash	(75,783)	(40,427)	74,494
Cash – beginning of year	93,958	134,385	59,891

Cash – end of year	18,175	93,958	134,385

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIAWORKS INC.

(formerly 3815668 CANADA INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2005 AND 2004

(In thousands of Canadian dollars except as otherwise noted)

1.	SIGNIFICANT ACCOUNTING POLICIES

On November 18, 2004, 3815668 Canada Inc. amalgamated with its wholly-owned subsidiary CanWest Media Inc. (the “Company”) and was renamed CanWest Media Inc. CanWest Media Inc. and its two predecessor companies are wholly-owned subsidiaries of CanWest Global Communications Corp. (“CanWest”). This transaction has been accounted for on a “continuity of interests” basis. These financial statements reflect the consolidated financial position and consolidated results of operations of 3815668 Canada Inc. for all periods prior to November 18, 2004. On September 1, 2005, CanWest Media Inc. amalgamated with twelve related companies and continued as CanWest MediaWorks Inc.

The Company is an international media company with interests in television, publishing, radio, specialty cable channels, outdoor advertising, and Internet websites in Canada, Australia, New Zealand and Ireland. The Company’s operating segments include television and radio, publishing and online operations and outdoor advertising. In Canada, the Television segment includes the operation of the Global Television Network, Prime TV, various other conventional and specialty channels and Cool FM and The Beat radio stations. The Australian Television segment includes TEN Group Pty Limited’s (“TEN Group”) TEN Television Network (“Network TEN”). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The New Zealand Television segment includes CanWest MediaWorks NZ Limited’s 3 and C4 Television Networks. The New Zealand Radio segment includes CanWest MediaWorks NZ Limited’s, RadioWorks operation, which is comprised of six nationally-networked radio brands and two local radio brands. The Irish Television segment includes the Company’s 45% interest in the Republic of Ireland’s TV3 Television Network. The Australian Outdoor Advertising segment includes EyeCorp Pty Limited (“Eye Corp”), an outdoor advertising operation which is wholly owned by TEN Group. The Corporate and Other segment includes various investments in media operations, including a 29.9% interest in Northern Ireland’s Ulster Television plc (“UTV”) (sold in June 2004).

The Company’s broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publishing and online revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

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

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and the Company’s pro rata share of the assets, liabilities, and results of operations of TV3 Ireland (45%), Mystery (50%) (effective June 2004), and Metro (33%) (effective March 2005). The Company has determined that it is the primary beneficiary of TEN Group, a variable interest entity. Accordingly, as required by The Accounting Standards Board of the Institute of Chartered Accountants of Canada, Accounting Guideline 15 (“AcG-15”), Consolidation of Variable Interest Entities, the Company has consolidated the results of TEN Group.

Investments

The Company accounts for investments where significant influence can be exercised, but not control, using the equity method. Other investments are recorded at cost. A provision for loss in value of investments is made when a decline in value is considered other than temporary.

Investment in broadcast rights

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

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization is provided over the assets’ estimated useful lives on a straight-line basis at the following annual rates:

Buildings	2 1/2% - 5%
Machinery and equipment	4% - 50%
Leasehold and land improvements	2 1/2% - 20%

Impairment of long lived assets

Impairment of long lived assets is recognized when an event or change in circumstances causes the assets’ carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset or group of assets from its carrying value.

Deferred Charges

Certain pre-operating costs incurred in new business undertakings are deferred prior to the commencement of commercial operations, which is generally the time at which subscriber and advertising revenues commence. Pre-operating costs deferred in the current year amounted to $3.6 million (2004 – $1.7 million). Pre-operating costs are amortized over a period of five years. Costs related to debt financing are deferred and amortized over the term of the debt.

Intangible assets

Broadcast licences, site licences, newspaper mastheads, circulation and other intangible assets are recorded at their cost which, for business acquisitions, represents the fair market value at the date of the acquisition.

Circulation, broadcast licences, site licences and other finite life intangibles are amortized over periods from 5 to 40 years. Finite life intangibles are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Intangibles with indefinite lives are not subject to amortization and are tested for impairment annually or when indicated by events or changes in circumstances. Impairment of an indefinite life intangible asset is recognized in an amount equal to the difference between the carrying value and the fair value of the related indefinite life intangible asset.

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

Revenue recognition

Revenue derived from broadcasting activities consists primarily of the sale of airtime which is recognized at the time commercials are broadcast, net of any provisions for viewer shortfalls. Circulation and advertising revenue from publishing activities is recognized when the newspaper is delivered. Revenue derived from out-of-home advertising is recognized over the period the advertisement is being displayed. Subscription revenues for newspapers and news, business research and corporate financial information services is recognized on a straight-line basis over the term of the subscription or relevant contract.

Amounts received that do not meet all of the above criteria are recorded as deferred revenue on the balance sheet.

Income taxes

The asset and liability method is used to account for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities including equity accounted investments. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

Income taxes on undistributed earnings of TEN Group and CanWest MediaWorks (NZ) Limited are provided at rates applicable to distributions. Income taxes on undistributed earnings of foreign operations, other than TEN Group and CanWest MediaWorks (NZ) Limited, are not provided as such earnings are expected to be indefinitely reinvested.

Inventory

Inventory, consisting primarily of printing materials, is valued at the lower of cost and net realizable values.

Pension plans and post retirement benefits

The Company maintains a number of defined benefit and defined contribution pension and other post retirement defined benefit plans. For the defined benefit plans, the cost of pension and other retirement benefits earned by employees is determined using the projected benefit method pro rated on service and management’s estimate of expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, and other costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight line basis over the average remaining service period of employees active at the date of the amendment. For each plan, the excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees. Transitional obligations are amortized on a straight line basis over the average remaining service life of the employees expected to receive benefits under the plans as of September 1, 2000. Gains or losses arising from the settlement of a pension plan are only recognized once responsibility for the pension obligation has been relieved. The average remaining service period of employees covered by the pension plans is 14 years (2004 – 15 years). The average remaining service period of the employees covered by the post retirement benefit plans is 15 years (2004 – 15 years). The Company also maintains post retirement defined benefit plans for certain of its employees, the cost of which is expensed as benefits are earned by the employees. For the defined contribution plans, the pension expense is the Company’s contribution to the plan.

Cash and cash equivalents

For the purpose of the statements of cash flows, cash includes cash and short-term investments with maturities at the date of purchase of up to three months.

Share-based compensation

The Company has share-based compensation plans under which options of its parent company, CanWest Global Communications Corp. (“CanWest”), are issued to certain employees. These options are granted by CanWest with exercise prices equal to the market value of the underlying stock on the date of grant. CanWest adopted the fair value method of accounting recommended by the CICA in Section 3870, “Stock-based compensation and other stock-based payments”, prospectively for share-based compensation awards granted after September 1, 2003. Accordingly, in the period, the Company expensed $2.5 million (2004 - $1.0 million) related to stock options granted by CanWest to the employees of the Company.

The total fair value of 1,177,500 stock options granted by the Company in the year ended August 31, 2005 with an average exercise price of $12.06 per option was $6.4 million, a weighted average fair value per option of $5.44. During 2004, 523,000 stock options were granted with a total fair value of $4.0 million, and a weighted average fair value per option of $7.58. During the year, the Company agreed to issue approximately 187,000 shares, which vest in two years, for no consideration. The fair value of the shares at the time of issuance was $10.40 per share. During the year ended August 31, 2005, the Company expensed $0.6 million related to these shares.

The proforma cost of share compensation expense if the Company had adopted the fair value method retroactively for the year ended August 31, 2005 would be $1.3 million (2004 – $1.6 million, 2003 - $1.6 million). A value of $1.6 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings for the year ended August 31, 2005 would have been $3.6 million (2004 – net loss of $220.9 million, 2003 – net earnings of $113.8 million).

Derivative financial instruments

Derivative financial instruments, up to the principal balance of the hedged item, are used to reduce foreign currency and interest rate risk on the Company’s debt. Derivative financial instruments in excess of the principal balance of the hedged item are accounted for at fair value. The Company does not enter into financial instruments for trading or speculative purposes. The Company’s policy is to designate each derivative financial instrument as a hedge of a specifically identified debt instrument at the time the Company enters into the derivative financial instrument. In the event of early extinguishment of the debt obligations, the Company may continue to hold the related derivative financial instruments. The realized or unrealized gain or loss from these swaps is recognized in earnings, and the swaps are recorded on the balance sheet at fair value. Subsequent changes in the fair value of overhanging swaps are recognized in earnings.

Interest rate swap agreements are used as part of the Company’s program to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and related overall cost of borrowing. The interest differential to be paid or received under interest rate swap agreements is recognized as an adjustment to interest expense.

Foreign currency interest rate swap agreements are used to manage exchange and interest rate exposures related to debt instruments denominated in foreign currencies. Translation gains and losses on the principal swapped are offset by corresponding translation losses and gains on the related debt in earnings. The Company translates its foreign currency denominated debt that is hedged by cross currency interest rate swaps at the current rate and also records the effect of the foreign currency exchange rate implicit in the swap agreement.

Gains and losses on terminations of interest rate and foreign currency interest rate swap agreements are deferred and amortized over the remaining term of the underlying debt as an adjustment to interest expense.

Reclassification of prior year amounts

Certain prior year amounts have been reclassified to conform with the financial statement presentation adopted in the current year.

Changes in accounting policies

Consolidation of variable interest entities

Effective September 1, 2004 the Company has adopted the provisions of AcG-15. The Company has determined that it is the primary beneficiary of TEN Group, a variable interest entity. Accordingly, as required by AcG-15, the Company has consolidated the results of TEN Group. AcG-15 has been adopted on a retroactive basis with restatement of prior periods. Previously, the Company accounted for its investment in TEN Group using the equity method. As at August 31, 2005 the Company holds a 56.4% (56.6% at August 31, 2004) economic interest in TEN Group. The interest held by the 43.6% (43.4% at August 31, 2004) minority is classified in minority interest. The change had no impact on net earnings or shareholders’ equity.

A summary of the changes to other components of the financial statements is presented below:

	2004	2003
Consolidated Statements of Earnings (Loss)
Revenue	798,366	650,952
Operating income	251,940	156,699
Consolidated Statements of Cash Flows
Cash flows generated (utilized) by:
Operating activities	81,033	156,642
Investing activities	(9,483)	(25,528)
Financing activities	(73,790)	(122,364)
Consolidated Balance Sheets
Current assets	232,726	227,210
Non-current assets	407,840	393,847
Current liabilities	185,703	168,074
Non-current liabilities	454,863	452,983

Proposed accounting policies

The Accounting Standards Board of the Institute of Chartered Accountants of Canada issued CICA 3855, Financial Instruments - Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which must be applied by the Company for its fiscal years beginning on September 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impacts of the adoption of such standards.

The Emerging Issues Committee (“EIC”) of the Accounting Standards Board of the Institute of Chartered Accountants of Canada has issued EIC 157, Implicit Variable Interests under AcG-15, (“EIC 157”) which must be applied by the Company in the first interim period beginning subsequent to October 17, 2005. EIC 157 prescribes that an implicit variable interest, which is an implied pecuniary interest in an entity that changes with changes in the fair value of that entity’s net assets, exclusive of variable interests, be evaluated in accordance with AcG-15 to determine if consolidation is appropriate. The Company is currently considering the impact of the adoption of such standards.

2.	ACQUISITIONS AND DIVESTITURES

Acquisitions

(a)	On September 1, 2004, Eye Corp acquired the remaining 50% of Eye Shop Pty Limited (formerly Eye Village Joint Venture) and plant and equipment previously held by Village Roadshow Project Management Pty Limited. In addition, on July 1, 2005, Eye Corp acquired 100% of Eye Drive Melbourne Pty Limited (formerly Southcoast Pty Limited). The total purchase price was $19.5 million (AUS$21.2 million). The principal business activities of these companies is the sale of outdoor advertising.

Eye Corp accounted for these acquisitions using the purchase method. As such, the results of operations reflect revenue and expenses of the acquired operations since the date of acquisition. A summary of the fair value of the assets and liabilities acquired is as follows:

Current assets	5,872
Property, plant and equipment	5,224
Site licences	3,931
Goodwill	9,633
Liabilities	(1,607)

23,053

Consideration:

Cash	19,487
Carrying value of investment at date of acquisition	3,566

23,053

(b)	On November 16, 2000, the Company acquired substantially all of the Canadian newspaper and other Canadian media assets including a 50% interest in the National Post (“CanWest Publications”) of Hollinger International Inc. and certain of its affiliates (“Hollinger”) for consideration of approximately $3.1 billion, including certain costs related to the acquisition.

The purchase price is subject to adjustment based on the working capital of CanWest Publications at August 31, 2000 and the results of its operations from September 1, 2000 to November 16, 2000. As a result of the inability to resolve disagreements with Hollinger regarding amounts owing, the Company has referred a claim of $86.5 million to arbitration. When finalized, the working capital adjustment payable or refundable will increase or decrease the amount of goodwill recorded on the acquisition.

Divestitures

(a)	In July 2004, through a series of transactions, the Company transferred its net assets and the operations of its New Zealand media operations to CanWest MediaWorks (NZ) Limited for a 70% interest in the ordinary shares of CanWest Mediaworks (NZ) Limited and repayment of inter-company debt. Concurrent with the transfer of the net assets and operations, CanWest MediaWorks (NZ) Limited completed an Initial Public Offering for 30% of its ordinary shares for NZ$104.0 million, net of costs of NZ$4.0 million (net proceeds of NZ$83.3 million). In addition, CanWest MediaWorks (NZ) Limited entered into a term bank loan of NZ$200.0 million. In preparation of these consolidated financial statements, the transfer of the net assets to CanWest MediaWorks (NZ) Limited has been accounted for at their carrying values. As a result of the reduction in the Company’s interest in the New Zealand media operations, the Company recorded a gain of $65.5 million in the year ended August 31, 2004.

3.	OTHER INVESTMENTS

	2005	2004
Investments in private companies – at cost	12,715	12,996
Investments – on an equity basis	10,344	13,832

	23,059	26,828

In June 2004, the Company sold its investment in Ulster Television for proceeds of $143.8 million, resulting in an investment gain of $51.7 million in the year ended August 31, 2004.

In November 2004, the Company received proceeds of $2.2 million from the liquidation of an investment in a private company, resulting in an investment gain of $2.2 million as the investment was previously written off as a result of an impairment.

4.	PROPERTY, PLANT AND EQUIPMENT

	2005
	Cost	Accumulated amortization	Net
Land	62,421	—	62,421
Buildings	196,509	39,793	156,716
Machinery and equipment	933,775	478,531	455,244
Leasehold and land improvements	41,424	19,699	21,725

	1,234,129	538,023	696,106

	2004
	Cost	Accumulated amortization	Net
Land	65,259	—	65,259
Buildings	205,899	39,554	166,345
Machinery and equipment	858,304	415,817	442,487
Leasehold and land improvements	38,214	17,672	20,542

	1,167,676	473,043	694,633

The net book value of property, plant and equipment located in Canada was $580.7 million (2004—$578.8 million) and in foreign jurisdictions was $115.4 million (2004 - $115.8 million).

During 2005, the Company had no additions related to assets under capital leases. In 2004, the Company recorded additions of $19.2 million related to assets under capital leases, of which $15.4 million was added to buildings, and $3.8 million was added to machinery and equipment.

The Company has assets under capital leases with original cost of $19.2 million (2004 – $19.2 million) and accumulated amortization of $1.0 million (2004 – $0.3 million).

5.	GOODWILL

	2004	Additions		Divestitures	Other		2005
Operating segment
Publishing and Online – Canada	1,707,595	—		—	(41,803	)(2),(3)	1,665,792
Television – Canada	510,876	—		—	(535	)(3)	510,341
Television – Network TEN	32,395	—		—	(1,384	)(4)	31,011
Television – New Zealand	44,868	—		—	(1,975	)(4)	42,893
Television – Ireland	4,280	—		—	(264	)(4)	4,016
Radio – New Zealand	105,823	—		—	(5,950	)(4)	99,873
Outdoor – Australia	63,853	9,633	(1)	—	(2,545	)(4)	70,941

Total	2,469,690	9,633		—	(54,456)		2,424,867

	2003	Additions	Divestitures	Other		2004
Operating segment
Publishing and Online – Canada	1,707,595	—	—	—		1,707,595
Television – Canada	510,876	—	—	—		510,876
Television – Network TEN	31,300	—	—	1,095	(4)	32,395
Television – New Zealand	43,672	—	—	1,196	(4)	44,868
Television – Ireland	4,280	—	—	—		4,280
Radio – New Zealand	100,353	—	—	5,470	(4)	105,823
Outdoor – Australia	61,972	—	—	1,881	(4)	63,853

Total	2,460,048	—	—	9,642		2,469,690

(1)	Increase in goodwill related to TEN Group’s acquisitions of Eye Shop Pty Limited and Eye Drive Melbourne Pty Limited (note 2).

(2)	Decrease in goodwill of the Publishing and Online segment related to the National Post. Through its annual goodwill impairment testing the Company determined that the fair value of the National Post was less than its book value. As a result the Company recorded a goodwill impairment of $41.4 million. In addition, the value of intangible assets related to the National Post circulation was determined to be impaired (see note 6). The impairments resulted from the incurrence of successive years of operating losses in this business unit and its failure to achieve the profitability targets set out in its business plans.

(3)	Decrease in goodwill related to an adjustment to reflect the reversal of certain unutilized restructuring provisions (note 9).

(4)	Increase (decrease) in goodwill was related to fluctuations in currency translation rates.

6.	INTANGIBLE ASSETS

	2005
	Cost	Accumulated Amortization	Net
Finite life:
Circulation and other	126,766	78,099	48,667
Broadcast and site licences	44,750	5,336	39,414

	171,516	83,435	88,081

Indefinite life:
Broadcast licences			717,332
Newspaper mastheads			338,886

			1,056,218

Total intangible assets			1,144,299

	2004
	Cost	Accumulated Amortization	Net
Finite life:
Circulation and other	137,466	61,732	75,734
Broadcast and site licences	40,758	2,444	38,314

	178,224	64,176	114,048

Indefinite life:
Broadcast licences			726,531
Newspaper mastheads			338,886

			1,065,417

Total intangible assets			1,179,465

The Australian Outdoor Advertising segment acquired site licences during the year in the amount of $3.9 million (note 2). The New Zealand Radio segment purchased broadcast licences during the year in the amount of $2.2 million. These acquisitions are classified as broadcast and site licences in the note above.

An impairment loss of $9.6 million (net of accumulated amortization of $1.1 million) relating to finite-lived intangible assets classified as circulation and other was recorded during the year (note 5(2)). The impairment relates to the Publishing and Online – Canada segment.

Amortization of intangible assets of $20.3 million was recorded in 2005 (2004 -$18.2 million; 2003-$18.1 million).

7.	LONG TERM DEBT

	Interest Rate (1)	2005	Interest Rate (1)	2004
Senior secured credit facility (2)	6.9%	346,100	8.6%	665,011
Senior unsecured notes (3)	6.3%	237,420	6.3%	263,340
Senior subordinated notes (4)	7.5%	549,632	7.3%	608,373
Senior subordinated notes – exchange offer(5)	6.9%	936,967		—
Term and demand loan €8,368 (2004 - €13,678) (6)	3.2%	12,270	3.4%	21,943
Term bank loan NZ$187,802 (2004 – NZ$200,000) (7)	6.9%	154,824	6.2%	173,120
Unsecured bank loan AUS$180,000 (2004 – AUS$175,000) (8)	5.7%	160,794	5.7%	163,048
Senior unsecured notes US$125,000 (2004 – US$125,000) (9)	6.4%	148,609	6.4%	164,585
Junior subordinated notes (5)	12.1%	—	12.1%	881,116

		2,546,616		2,940,536
Effect of foreign currency swap		356,241		275,127

Long term debt		2,902,857		3,215,663
Less portion due within one year		(16,767)		(29,908)

Long term portion		2,886,090		3,185,755

(1)	The weighted average interest rate gives effect to interest rate swaps.

(2)	Credit facilities provide for revolving and term loans in the maximum amounts of $413.1 million and $346.1 million, respectively as at August 31, 2005. At August 31, 2005 the Company had drawn on availabilities under its term facilities, including U.S. dollar loans of US$278.9 million, Canadian dollar loans of $15.0 million, and had nil drawn under revolving facilities. The revolving credit facility matures in November 2006. The amount of credit available under the $346.1 million term facilities decreases periodically based on scheduled repayments until maturity in August 2009. This credit facility is collateralized by substantially all the Canadian assets of the Company. The Canadian dollar debt bears interest at CDOR plus a margin and the US dollar debt bears interest at LIBOR plus a margin. During 2005, the Company repaid US$209.6 million under this credit facility which resulted in a foreign exchange gain of $68.3 million, which has been included in foreign exchange gains on the income statement. In October 2005 these credit facilities were extinguished, see note 22.

The Company has entered into an interest rate swap in the notional amount of $250 million to fix the interest payments on this revolving facility and subsequent revolving facilities until November 2009, resulting in an effective interest rate of 6.7% plus a margin. As a result of the revolving facility not being drawn upon, the notional amount of $250 million was overhanging as at August 31, 2005 (2004 - $250 million) and its fair value was recognized in earnings. The Company has entered into an interest rate swap to fix the interest payments on its Canadian dollar term loans, until maturity, with a notional value of $197.8 million (2004 - $278.3 million) resulting in an effective interest rate of 6.3% plus a margin. As a result of debt repayments and the reduction of notional amounts, a notional amount of $182.8 million was overhanging as at August 31, 2005 (2004 - $256.5 million) and its fair value was recognized in earnings. The Company has also entered into a cross currency interest rate swap to fix its payments on its U.S. dollar term loans, until maturity, with a notional amount of $1,050.5 million (2004 - $1,061.5 million) resulting in an effective interest rate of 6.7% and a fixed currency exchange rate of US$1:$1.5485. As a result of debt repayments a notional amount of $618.6 million was overhanging as at August 31, 2005 (2004 - $305.0 million) and its fair value was recognized in earnings. For the year ended August 31, 2005, total overhanging swap losses of $186.1 million (2004 - $110.9 million; 2003 - $23.0 million) were charged to earnings. The resulting overhanging swap liability as at August 31, 2005 was $212.8 million (2004 - $120.3 million). In November 2005, $525.3 million of the notional amount cross currency interest rate swaps were settled, see note 22.

(3)	The US$200.0 million senior unsecured notes mature in April 2013 and bear interest at 7.625%. The notes are redeemable at the Company’s option, in whole at any time or in part from time to time, on or after April 15, 2008. The Company has entered into a US$200 million cross-currency interest rate swap resulting in floating interest rates on its senior unsecured notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.4735 until May 2013. In October 2005, US$199.8 million of these notes were settled and in November 2005, the cross-currency interest rate swaps were settled, see note 22.

(4)	The senior subordinated notes include loans of US$425.0 million, $4.6 million and loans held by the majority shareholder of the Company in the amount of US$41.9 million (2004 – US$41.9 million) which mature on May 15, 2011 and bear interest at 10.625%. The notes rank junior to the Company’s senior credit facility and are guaranteed by certain subsidiaries of the Company. The notes are redeemable at the Company’s option, in whole at any time or in part from time to time, on or after May 15, 2006. The Company has entered into a US$425.0 million cross-currency interest rate swap resulting in floating interest rates on its senior subordinated notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.5505. In October 2005, US$419.9 million and $0.7 million of the notes, and all of the loans held by the majority shareholder were settled. In addition, in November 2005, the cross-currency interest rate swap was settled, see note 22.

(5)	On November 18, 2004, the Company completed an exchange offer to exchange a new series of 8% Senior Subordinated notes due 2012 for the outstanding 12.125% Senior notes due 2010 issued by the Hollinger Participation Trust. In the exchange offer, the holders of the trust notes received US$1,240 principal amount of new notes in exchange for each US$1,000 of trust notes. In addition, the Company completed a concurrent offer of notes, proceeds of which were used to retire the 12.125% junior subordinated notes held by Hollinger, which had not been participated to the Hollinger Participation Trust. The effect of these transactions replaced the Company’s existing $903.6 million 12.125% junior subordinated notes (including accrued interest to November 18, 2004) with new $908.1 million (US$761.1 million) 8% senior subordinated notes.

The issuance of the new notes was recorded at their fair value at November 18, 2004 of $944 million. The difference between the fair value of the new notes and the book value of the junior subordinated notes together with certain other costs of settling the debt totaling $44 million, was charged to earnings as a loss on debt extinguishment.

The new senior subordinated notes include loans of US$761.1 million mature on September 15, 2012 and bear interest at 8.0%. The notes rank junior to the Company’s senior credit facility and are guaranteed by certain subsidiaries of the Company. The notes are redeemable at the Company’s option on or after September 15, 2009. The Company has entered into a US$761.1 million cross-currency interest rate swap resulting in floating interest rates on its senior subordinated notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.1932 until September 2012.

(6)	These credit facilities provide for demand bank loans maturing December 2005 in the maximum amount of €36.5 million (2004 - €38.5 million). This facility is expected to be renewed annually. The debt bears interest at floating rates. The Company has entered into an interest rate swap to fix the interest payments on €10.0 million of its loan resulting in an effective interest rate of 3.23% until March 2008.

(7)	These credit facilities provide for revolving working capital and revolving term loans in the amount of NZ$25.0 million and NZ$200.0 million respectively, and are subject to a negative pledge deed. The working capital facility matures July 2007 and the term facility matures July 2009. At August 31, 2005 NZ$1.0 million (August 31, 2004 – nil) and NZ$186.8 million (August 31, 2004 – NZ$200.0 million) were drawn under the working capital and revolving term loan facilities, respectively. The debt bears interest at floating rates. The Company has entered into an interest rate swap to fix the interest payments on NZ$165.0 million of its New Zealand term bank loan resulting in an effective interest rate of 6.17% until July 2006.

(8)	Credit facility provides for a maximum of $625.3 million (AUS$700.0 million) in advances. At August 31, 2005 the TEN Group had drawn AUS$180.0 million against this facility leaving an availability of AUS$520.0 million. This facility matures in December 2008. The TEN Group entered into interest rate swap contracts with a notional amount of AUS$250.0 million to fix the interest on this facility and subsequent facilities with maturities to 2011. The swap contracts are not designated as hedging instruments and accordingly, the fair value of $2.3 million were charged to net earnings (2004 - $0.1 million) and a corresponding liability of $2.3 million (2004-$0.1 million) was recorded. The effective interest rate of this debt is approximately 5.7%.

(9)	The US$125.0 million unsecured notes mature in March 2013. The TEN Group has entered into a US$125.0 million cross currency interest rate swap resulting in floating rates and a fixed currency exchange rate of US$1:AUS$1.6807. The effective interest rate of this debt is approximately 6.9%.

(10)	The 12.125% junior subordinated notes due November 2010 were settled through the exchange offer (see note 7(5)). Under the terms of the notes interest obligations were satisfied by the issuance of additional notes. In 2005, the related interest was $22.5 million (2004 - $98.0 million; 2003-$108.4 million).

Under its Senior Secured Credit facility the Company was required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum liability ($600.0 million as at August 31, 2005). There were also prescribed minimum liabilities with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of $97.0 million during 2005 (2004 – $28.0 million), $55.3 million of this recouponing payment related to overhanging swaps and accordingly was reflected in cash flows from operating activities. Subsequent to August 31, 2005 the Company made further net recouponing payments of $118.5 million. Further strengthening of the Canadian currency and/or declining interest rates may result in further payments to counterparties.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

Principal payments of long term debt, based on terms existing at August 31, 2005 over the next five years, are:

Year ending August 31,	2006	16,767
	2007	5,339
	2008	4,514
	2009	748,177
	2010	—

Subsequent to August 31, 2005 the Company entered into new senior secured credit facilities, see note 22.

8.	OBLIGATIONS UNDER CAPITAL LEASES

The Company has entered into capital leases with future minimum lease payments for the years ended August 31 as follows:

2006	2,637
2007	4,890
2008	3,529
2009	3,868
2010	3,654
Thereafter	5,368

Total minimum lease payments	23,946
Amount representing interest (at rates of 5.9% to 9.6%)	(6,646)

Present value of minimum capital lease payments	17,300
Less current portion of obligations under capital leases	(1,199)

16,101

Interest expense recorded on the obligations under capital leases was $1.4 million (2004 – $0.2 million; 2003 -nil).

9.	RESTRUCTURING ACCRUALS

As at August 31, 2003, the Company had restructuring accruals of $15.2 million related to its acquisition and restructuring of WIC Western International Communications Ltd. (“WIC”), its publishing properties, as well as a result of operating restructuring activities undertaken in its Canadian Media and Entertainment operations.

In 2004, the Company restructured certain other Canadian broadcast operations including the centralization of traffic and master control operations. The $2.4 million cost consisted of employee severance.

For the year ended August 31, 2005, expenditures charged to the restructuring accruals were $3.6 million (August 31, 2004—$11.2 million; August 31, 2003 -$36.2 million).

In 2005, the Company reversed unutilized restructuring accruals in the amount of $1.4 million. The reversals of $0.8 million related to the Canadian Television segment and $0.6 million related to the Canadian Publishing and Online segment with related tax effects of $0.3 million and $0.2 million, respectively, were recorded as reductions of goodwill.

	Severance	Lease/ contract termination	Integration	Other	Total
Balance August 31, 2002	22,966	2,721	250	20,575	46,512
Canadian Media operations	12,989	—	—	—	12,989
Expenditures – 2003	(21,635)	(293)	—	(14,301)	(36,229)
Reversals – 2003	(4,117)	—	—	(3,934)	(8,051)

Balance August 31, 2003	10,203	2,428	250	2,340	15,221
Canadian television	2,445	—	—	—	2,445
Expenditures – 2004	(7,630)	(2,269)	—	(1,341)	(11,240)

Balance August 31, 2004	5,018	159	250	999	6,426
Expenditures – 2005	(3,208)	(143)	(250)	—	(3,601)
Reversal – 2005	(594)	(16)	—	(800)	(1,410)

Balance August 31, 2005	1,216	—	—	199	1,415

10.	CAPITAL STOCK

The authorized and issued capital stock of the Company is as follows:

Authorized

An unlimited number of common shares.

An unlimited number of preference shares.

Issued

	2005	2004
22,786 common shares	438,838	438,838

11.	CUMULATIVE TRANSLATION ADJUSTMENTS

The cumulative foreign currency translation adjustments account reflects the net changes in the respective book values of the Company’s investments in self-sustaining foreign operations due to exchange rate fluctuations since the respective dates of their acquisition or start-up.

The changes in this account arise from changes in the Australian, New Zealand, Euro and U.S. currencies relative to the Canadian currency, and changes in the Company’s net investment in the book values of international operations.

Changes in this account were as follows:

	2005	2004	2003
Deferred loss, beginning of year	8,172	27,493	48,658
Deferred foreign currency gain during the year	3,143	(12,298)	(22,087)
Realization of translation gains (losses) due to distributions and divestitures	622	(7,023)	922

Deferred loss, end of year	11,937	8,172	27,493

The balance of cumulative translation adjustments at the end of the year represents net unrealized losses (gains) as follows:

	2005	2004	2003
Australian dollar	9,880	8,242	5,705
New Zealand dollar	1,498	(1,102)	21,506
Euro	559	1,032	282

	11,937	8,172	27,493

12.	INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	2005	2004	2003
Income taxes at combined Canadian statutory rate of 34.9% (2004 – 35.2%; 2003 – 36.6%)	41,813	(34,094)	54,943
Non-taxable portion of capital gains	1,468	37,008	(3,705)
Effect of valuation allowance on future tax assets	4,842	75,941	(8,404)
Effect of foreign income tax rates differing from Canadian income tax rates	(14,340)	(40,883)	(33,647)
Incremental taxes on debt extinguishment	5,652	—	—
Large corporation tax and withholding tax	2,839	7,721	10,478
Effect of change in tax rates	(2,896)	9,398	3,502
Non-deductible expenses	4,126	1,798	3,400
Goodwill impairment	14,546	—	—
Tax consolidation adjustment	—	—	(71,255)
Prior period temporary differences not previously tax effected	(6,644)	—	—
Effect of resolved tax dispute	(10,299)	(19,667)	(2,841)
Change in Australian tax consolidation legislation	(17,710)	—	—
Other	(2,395)	538	1,193

Provision for (recovery of) income taxes	21,002	37,760	(46,336)

An analysis of net earnings (loss) from continuing operations before tax by jurisdiction follows:

	2005	2004	2003
Canada	(194,146)	(498,833)	(6,769)
Foreign	313,955	401,976	156,887

Net earnings (loss) before tax	119,809	(96,857)	150,118

An analysis of the provision for current and future income taxes by jurisdiction follows:

	2005	2004	2003
Current income taxes	(1,569)	9,656	22,036
Canada	96,371	36,091	(13,010)

Foreign	94,802	45,747	9,026

Future income taxes
Canada	(56,259)	(22,827)	(19,660)
Foreign	(17,541)	14,840	(35,702)

	(73,800)	(7,987)	(55,362)

Provision for (recovery of) income taxes	21,002	37,760	(46,336)

Significant components of the Company’s future tax assets and liabilities are as follows:

	2005	2004
Future tax assets
Non-capital loss carryforwards	94,209	64,726
Provision for write down of investments	11,336	12,442
Provision for related party loan impairment	76,557	73,741
Accounts payable, other accruals and interest rate and foreign currency swap liability	90,402	60,615
Post retirement benefits	14,402	9,028
Less: Valuation allowance	(88,523)	(81,151)

Total future tax assets	198,383	139,401

Future tax liabilities
Capital cost allowances in excess of book amortization	83,987	82,938
Pension assets - net	3,505	2,428
Broadcast rights	38,590	42,008
Intangible assets	116,466	124,622
Other assets	17,241	19,616

Total future tax liabilities	259,789	271,612

Net future tax liability	61,406	132,211
Current future tax asset	3,893	6,166
Long term future tax asset	54,058	45,826
Current future tax liability	(44,663)	(48,080)

Net long term future tax liability	74,694	136,123

The provision for income taxes for the year ended August 31, 2005, includes adjustments for prior period temporary differences not previously tax effected aggregating to $6.6 million ($5.8 million future income tax, and $0.8 million current income tax). The Company has determined these adjustments are not material to the previously reported and current year results, accordingly, the adjustments have been included in the current year’s earnings.

As at August 31, 2005, the Company had non-capital loss carry forwards for income tax purposes of $269.2 million, that expire as follows: 2006 - $1.8 million, 2007 - $4.7 million, 2008 - $12.3 million, 2009 - $49.7 million, 2010 - $15.2 million, thereafter - $185.5 million.

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

13.	INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

The Company has recorded the following investment gains, losses and writedowns.

	2005	2004	2003
Gain on sale of other investment (note 3)	2,171	—	—
Gain on sale of investment in UTV (note 3)	—	51,717	—
Gain on sale of Ontario community newspapers	—	—	21,269
Loss on sale of SBS Broadcasting S.A.	—	—	(10,952)
Dilution gain – CanWest MediaWorks (NZ) Limited (note 2)	—	65,515	—
Dilution gain – TEN Group	660	1,889	1,895
Other gains (losses) and write-downs	(1,304)	1,181	(2,972)

	1,527	120,302	9,240

During 2003, the Company sold its interest and related assets in certain community newspapers for proceeds of $193.5 million, resulting in an investment gain of $21.3 million. In addition, during 2003, the Company sold its investment in SBS Broadcasting S.A. for proceeds of $44.1 million, resulting in an investment loss of $11.0 million.

14.	STATEMENTS OF CASH FLOWS

The following amounts comprise the net change in non-cash operating accounts included in the statements of cash flows excluding non-cash operating accounts related to discontinued operations:

	2005	2004	2003
CASH GENERATED (UTILIZED) BY:
Accounts receivable	30,913	(1,543)	(10,038)
Investment in film and television programs	12,448	(6,267)	(1,680)
Inventory	(84)	1,060	4,681
Other current assets	(6,726)	(5,052)	9,370
Other assets	(26,230)	151	(7,098)
Accounts payable and accrued liabilities	23,754	(23,974)	(67,926)
Income taxes payable	20,754	(26,114)	95,608
Deferred revenue	2,556	4,151	1,360
Film and television program accounts payable	3,581	(21,490)	5,447

	60,966	(79,078)	29,724

The following amounts were paid on account of interest and income taxes:

	2005	2004	2003
Interest	216,198	226,702	336,966
Income taxes	76,396	71,341	(20,569)

15.	RETIREMENT ASSETS AND OBLIGATIONS

The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post retirement benefits to its employees. Its defined benefit pension plans are based on years of service and final average salary. Information on the Company’s pension and post retirement benefit plans follows:

	Pension benefits (1)		Post retirement benefits (2)
	2005	2004	2005	2004
Plan Assets
Fair value – beginning of year	276,707	250,877	—	—
Divestiture	—	(25)	—	—
Actual return on plan assets	32,184	19,538	—	—
Employer contributions	15,913	13,883	249	277
Employee contributions	6,153	6,125	—	—
Benefits paid and administrative expenses	(14,109)	(13,691)	(249)	(277)

Fair value – end of year	316,848	276,707	—	—

Plan Obligations
Accrued benefit obligation – beginning of year	366,149	337,436	34,985	30,724
Accrued interest on benefits	24,440	22,413	2,346	2,334
Current service costs	18,002	17,078	1,329	1,260
Benefits paid	(12,770)	(13,064)	(249)	(277)
Actuarial losses	49,967	2,286	7,177	944

Accrued benefit obligation – end of year	445,788	366,149	45,588	34,985

The Company’s accrued benefit asset (liability) is determined as follows:
Accrued benefit obligations	445,788	366,149	45,588	34,985
Fair value of plan assets	316,848	276,707	—	—

Plan deficits	(128,940)	(89,442)	(45,588)	(34,985)
Unamortized net actuarial losses (gains)	118,858	82,609	(395)	(7,930)
Unamortized transitional obligations	5,353	5,786	2,723	3,026
Unamortized past service costs	13,730	14,936	838	973

Accrued plan asset (liability)	9,001	13,889	(42,422)	(38,916)
Valuation allowance	(572)	(722)	—	—

Accrued net plan asset (liability), net of valuation allowance	8,429	13,167	(42,422)	(38,916)

The accrued plan asset of $27.2 million (2004 - $27.9 million) is included in long term other assets, the accrued plan liability of $18.8 million (2004 - $14.8 million) and the accrued post retirement plan liability is included in other long term liabilities in the consolidated balance sheet.

	Actual	Target
Plan assets consist of:
Equity securities	54%	53%
Debt securities	41%	42%
Other	5%	5%

Total	100%	100%

The pension plans have no investment in shares of CanWest entities.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at June 30 of each year. The most recent actuarial valuation for the most significant of our pension plans, which make up over half of our accrued benefit obligation, was as of December 31, 2003. The valuation indicated that the plan had an unfunded liability. As a result, the Company is required to make additional contributions of $1.0 million annually for fifteen years. The next required valuation will be as of December 31, 2004 with an expected completion date of December 2005. The investment strategy for pension plan assets is to utilize a balanced mix of equity and fixed income portfolios, with limited additional diversification, to earn a long-term investment return that meets our pension plan obligations. Active management strategies and style diversification strategies are utilized in anticipation of realizing investment returns in excess of market indices.

Total cash payments for 2005, consisting of cash contributed by the Company to its funded pension plans, cash payments to beneficiaries for its post-retirement plans, and cash contributed to its defined contribution plans, was $25.1 million (2004 - $22.6 million, 2003 - $18.7 million)

The Company’s pension benefit expense is determined as follows:

	Year ended August 31, 2005			Year ended August 31, 2004
	Incurred in year	Matching adjustments(3)	Recognized In year	Incurred in year	Matching adjustments(3)	Recognized In year
Current service cost	18,002	—	18,002	17,078	—	17,078
Employee contributions	(6,153)	—	(6,153)	(6,125)	—	(6,125)
Accrued interest on benefits	24,440	—	24,440	22,413	—	22,413
Return on plan assets	(32,184)	11,881	(20,303)	(19,538)	1,227	(18,311)
Administrative expenses	1,339	(1,339)	—	627	(627)	—
Transitional obligation	—	433	433	—	434	434
Past service costs	—	1,206	1,206	—	1,206	1,206
Net actuarial loss	49,967	(46,782)	3,185	2,286	1,227	3,513
Changes in valuation allowance	—	(150)	(150)	—	(48)	(48)

Benefit expense	55,411	(34,751)	20,660	16,741	3,419	20,160
Employer contribution to the defined contribution plan	8,973	—	8,973	8,488	—	8,488

Total pension benefit expense	64,384	(34,751)	29,633	25,229	3,419	28,648

	Year ended August 31, 2003
	Incurred in year	Matching Adjustments(3)	Recognized In year
Current service cost	17,055	—	17,055
Employee contributions	(6,322)	—	(6,322)
Accrued interest on benefits	20,622	—	20,622
Return on plan assets	10,368	(28,428)	(18,060)
Plan amendment	16,808	(16,808)	—
Transitional obligation	—	610	610
Past service costs	—	808	808
Net actuarial loss	16,685	(15,169)	1,516
Changes in valuation allowance	—	(146)	(146)

Benefit expense	75,216	(59,133)	16,083
Employer contribution to the defined contribution plan	7,679	—	7,679

Total pension benefit expense	82,895	(59,133)	23,762

The Company’s post retirement benefit expense is determined as follows:

	Year ended August 31, 2005			Year ended August 31, 2004
	Incurred in year	Matching adjustments(3)	Recognized In year	Incurred in year	Matching adjustments(3)	Recognized In year
Current service cost	1,329	—	1,329	1,260	—	1,260
Accrued interest on benefits	2,346	—	2,346	2,334	—	2,334
Transitional obligation	—	303	303	—	303	303
Past service costs	—	135	135	—	137	137
Net actuarial loss	7,177	(7,535)	(358)	944	(941)	3

Total post retirement benefit expense	10,852	(7,097)	3,755	4,538	(501)	4,037

	Year ended August 31, 2003
	Incurred in year	Matching Adjustments(3)	Recognized In year
Current service cost	1,235	—	1,235
Accrued interest on benefits	2,868	—	2,868
Transitional obligation	—	1,609	1,609
Past service costs	(1,110)	—	(1,110)
Net actuarial loss	(10,338)	10,370	32

Total post retirement benefit expense	(7,345)	11,979	4,634

	Pension benefits			Post retirement benefits
	2005	2004	2003	2005	2004	2003
Significant actuarial assumptions in measuring the Company’s accrued benefit obligations as at June 30 are as follows:
Discount rate	5.35%	6.50%	6.50%	5.35%	6.50%	6.50-6.75%
Rate of compensation increase	3.00%	3.50%	3.50-4.50%	—	—	—

Significant actuarial assumptions in measuring the Company’s benefit costs as at June 30 are as follows:
Discount rate	6.50%	6.50%	6.75%	6.50%	6.50%	6.50-6.75%
Expected long-term rate of return on pension plan assets	7.25%	7.25%%	6.75-7.25%	—	—	—
Rate of compensation increase	3.50%	3.50%%	3.50%	—	—	—

The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. For fiscal 2006, the expected long-term rate of return on plan assets will continue to be 7.25%, based on experience and discussions with plan managers. In 2006, the Company expects to contribute $16.5 million to its defined benefit pension plans and $0.3 million to its other postretirement benefit plans.

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending August 31:

Year ending August 31,	2006	14,189
	2007	16,210
	2008	18,028
	2009	20,329
	2010	22,249
	2011 – 2015	151,266

(1)	As at August 31, 2005 the Company has defined benefit pension plans that are not fully funded. These plans have aggregate plan assets of $309.9 million (2004 - $196.7 million) and aggregate benefit obligations of $439.1 million (2004 - $291.0 million)

(2)	Post retirement plans are non-contributory and include health, dental, and life insurance benefits. The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the post retirement health and life plans were 9.0% for medical and 7.0% for dental, decreasing to an ultimate rate of 5.0% for medical and 6.0% for dental in 2009 and 2013, respectively. A one percentage point increase in assumed health care cost trend rates would have increased the service and interest costs and obligation by $0.6 million and $6.8 million, respectively. A one percentage point decrease in assumed health care cost trends would have lowered the service and interest costs and the obligation by $0.5 million and $5.3 million, respectively.

(3)	Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

16.	RELATED PARTY BALANCES AND TRANSACTIONS

Due from parent and affiliated companies consist of the following:

	2005	2004
Due from parent, CanWest - non-interest bearing	75,051	79,460
Due from various affiliated companies CanWest Entertainment Inc. - non-interest bearing	60,771	60,637
Fireworks Entertainment Inc. - non-interest bearing	380,841	413,821
Provision for loan impairment	(430,136)	(418,746)

Due from parent and affiliated companies	86,527	135,172

These advances have no fixed repayment terms.

The Company has loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest, which are subject to measurement uncertainty. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, in fiscal 2004 CanWest commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company established a provision of $430.1 million against these loans.

The Company made operating lease payments of $3.1 million to CanWest and affiliated Companies for the year ended August 31, 2005 (2004 - $3.2 million, 2003 - $2.3 million), which are included in selling general and administrative expenses. During 2005, the Company acquired broadcast rights for television programs from Fireworks in the amount of $2.1 million (2004 - $4.9 million, 2003 - $6.6 million), which are included in operating expenses.

Senior subordinated notes held by CanWest Communications Corporation, the parent company of CanWest, totaled $49.7 million (US$41.9 million) at August 31, 2005 (2004 - $55.0 million). This debt matures on May 15, 2011 and bears interest at 10.625%. During 2005, interest expense related to this debt totaled $6.0 million (2004 - $6.3 million, 2003 $ 6.4 million). In October 2005, these notes were settled by the Company under the same terms offered to the unrelated senior subordinated note holders for $55.4 million.

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

17.	FINANCIAL INSTRUMENTS

Financial instruments consist of the following:

	2005		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
Short term assets	480,670	480,670	581,494	581,494
Other investments	23,059	25,619	26,828	32,978
Short term liabilities	580,347	580,347	479,035	479,035
Long term debt	2,546,616	2,770,398	2,940,536	3,100,279
Obligations under capital leases	17,300	17,300	18,400	18,400
Other long term accrued liabilities	25,265	25,265	71,948	71,948
Interest rate and cross currency swap liabilities	516,175	634,828	377,979	465,127

The fair values of short-term assets and liabilities, which include cash, accounts receivable, accounts payable and accrued liabilities, income taxes payable and film and program accounts payable, approximate their fair values due to the short term nature of these financial instruments.

The fair value of other investments is primarily based on quoted market prices for publicly traded securities, and the most recent purchase transactions and agreements and comparable valuations for non-listed securities.

The fair value of long term debt subject to floating interest rates approximates its carrying value. The fair value of long term debt, subject to fixed interest rates, is estimated by discounting future cash flows, including interest payments, using rates currently available for debt of similar terms and maturity.

The fair values of the obligations under capital leases approximate their carrying values as interest rates for similar leases have not changed significantly.

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

Interest rate risk

The Company manages its exposure to fluctuations in interest rates through the use of interest rate and cross-currency interest rate swap agreements, more fully described in note 7.

18.	JOINTLY CONTROLLED ENTERPRISES

The following amounts included in the consolidated financial statements represent the Company’s proportionate interest in joint ventures.

	2005	2004
Balance sheets
Assets
Current assets	10,304	11,140
Long term assets	10,205	9,695

	20,509	20,835

Liabilities	23,488	28,902
Current liabilities	958	—

Long term liabilities	24,446	28,902

	2005	2004	2003
Statements of earnings
Revenue	37,002	31,634	29,461
Expenses	31,284	27,591	27,674

Net earnings	5,718	4,043	1,787

Statements of cash flows
Cash generated (utilized) by:
Operating activities	6,271	7,633	6,833
Investing activities	(688)	117	(70)
Financing activities	(8,144)	(5,230)	(6,602)

Net increase (decrease) in cash	(2,561)	2,520	161

19.	CONTRACT TERMINATION

Effective April 2005, the Company terminated the agreement under which the Company received management services from The Ravelston Corporation Limited (“Ravelston”). The agreement provided for annual payments of $6.0 million to Ravelston as well as the payment of a fee upon termination. In August 2005, the Company and RSM Richter Inc., in its capacity as interim receiver, receiver manager and monitor of Ravelston, received Court approval for a termination payment in the amount of $12.8 million, which was paid in September 2005. This charge was recorded in operating expenses for year ended August 31, 2005.

20.	COMMITMENTS, CONTINGENCIES and GUARANTEES

COMMITMENTS

(a)	The Company has entered into various agreements for the right to broadcast certain feature films and syndicated television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these additional broadcast rights is contingent on the actual production and/or the airing of the programs or films. Management estimates that these agreements will result in future annual broadcast rights expenditures of approximately $335 million.

(b)	The Company’s future minimum payments under the terms of its operating leases are as follows:

2006	72,828
2007	57,475
2008	47,519
2009	32,084
2010	24,496
Thereafter	120,766

(c)	As part of the joint venture agreement with Metro International S.A. and Torstar Corporation, the Company has agreed to fund its proportionate share of capital requirements and operating losses up to a prescribed limit per city. Currently, the Company has agreed to the launch of Metro in four cities with the aggregate amount of the commitment being $8.8 million.

CONTINGENCIES

(d)	The Company has requested arbitration related to $86.5 million owed by Hollinger International Inc., Hollinger Inc. and certain related parties (collectively “Hollinger”) related to certain unresolved adjustments and claims related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger. Hollinger disputes this claim and claims that it and certain of its affiliates are owed $45 million by the Company. The outcome and recoverability of this claim is not determinable.

(e)	In March 2001, a statement of claim was filed against the Company and certain of the Company’s subsidiaries by CanWest Broadcasting Ltd.’s (“CBL’s”) former minority shareholders requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba by the same minority shareholders, which was substantially the same as the previous claim, seeking damages of $405 million. In June 2005, the Company filed a Statement of Defence and Counterclaim. In its Counterclaim, the Company is seeking a declaration of the fair value of the former minority shareholders’ interest in CBL and repayment of the difference between the fair value and the redemption amount paid by the Company to the former shareholders. The Company believes the allegations in the Statement of Claim are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The outcome of this claim is not determinable and the Company intends to vigorously defend this lawsuit.

(f)	The Company is one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003 in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages. The outcome of this claim is not determinable.

(g)	The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

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

Each segment below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of segment operating profit. Segmented information and a reconciliation from segment operating profit to earnings (loss) before income taxes are presented below:

	Revenue			Segment Operating Profit			Total Assets		Capital Expenditures
	2005	2004	2003	2005	2004	2003	2005	2004	2005	2004	2003
Operating Segments
Publishing and Online – Canada	1,228,851	1,193,629	1,208,180	254,875	267,343	258,496	2,669,128	2,813,850	21,765	28,197	9,348
Television
Canada	698,644	690,302	730,407	124,699	147,430	216,346	1,379,495	1,397,175	21,431	22,840	9,364
Australia – Network TEN	783,315	721,247	586,998	293,528	256,033	186,644	604,369	642,342	9,065	7,009	19,325
New Zealand	122,995	108,236	95,055	30,713	23,291	10,095	115,991	120,196	5,953	2,962	3,056
Ireland	37,519	34,152	32,490	13,254	10,591	9,729	22,775	20,920	939	255	117

	1,642,473	1,553,937	1,444,950	462,194	437,345	422,814	2,122,630	2,180,633	37,388	33,066	31,862
Radio – New Zealand	93,428	86,717	73,400	26,994	27,488	20,751	138,584	142,136	4,508	3,231	2,666
Outdoor – Australia	107,790	77,117	63,954	23,173	14,477	4,466	147,443	116,730	7,036	2,380	1,214
Corporate and other	—	—	—	(34,249)	(27,110)	(23,213)	226,641	256,179	28,494	11,873	13,589

	3,072,542	2,911,400	2,790,484	732,987	719,543	683,314	5,304,426	5,509,528	99,191	78,747	58,679

Restructuring expenses and film and television program impairment expenses(1)				—	(2,445)	(31,071)
Ravelston management contract termination				(12,750)	—	—

				720,237	717,098	652,243
Amortization of intangibles				20,341	18,182	18,135
Amortization of property, plant and equipment				91,304	88,477	85,794
Other amortization				5,291	5,035	7,087

Operating income				603,301	605,404	541,227
Interest expense				(252,010)	(338,665)	(376,547)
Interest income				3,431	9,635	—
Amortization of deferred financing costs				(12,708)	(12,641)	(8,247)
Interest rate and foreign currency swap losses				(188,506)	(110,860)	(23,015)
Foreign exchange gains				71,191	44,976	3,928
Loan impairment				(11,390)	(418,746)	—
Investment gains, losses and write-downs				1,527	120,302	9,240
Goodwill impairment				(41,406)	—	—
Asset impairment				(9,629)	—	—
Loss on debt extinguishment				(43,992)	—	—
Dividend income				—	3,738	3,532

Earnings (loss) before income taxes				119,809	(96,857)	150,118

(1)	For 2004, this includes Canadian television restructuring expenses. For 2003 it includes Network TEN program impairment charges of $18.1 million and Canadian media operations restructuring charges of $13.0 million.

22.	SUBSEQUENT EVENTS

(a)	In October 2005, the Company transferred its investment in its newspaper and interactive operations (excluding the National Post) and certain shared service operations, which provide customer support and administrative services to the Company (the “Publications Group”) to a new entity, CanWest MediaWorks Limited Partnership (“Limited Partnership”). In exchange, the Company received units of the Limited Partnership representing a 74.2% ownership interest and notes receivable of $1,339.5 million.

Concurrently, the CanWest MediaWorks Income Fund (the “Fund”) closed its initial public offering (“IPO”) of units and invested the proceeds for units of the Limited Partnership representing a 25.8% interest. Total proceeds for the offering were $550 million and costs of the offering were approximately $33 million and were paid by the Limited Partnership.

In addition, the Limited Partnership obtained credit facilities in the amount of $1 billion consisting of an $825 million non-revolving term credit facility and a $175 million revolving term credit facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker’s acceptance rate or LIBOR plus, in each case, an applicable margin. The non-revolving facility matures in five years, and bears interest at the prevailing prime rate, U.S. base rate, banker’s acceptance rate or LIBOR plus, in each case, an applicable margin. On closing of the IPO, the Limited Partnership drew $830.0 million on its credit facilities. The Limited Partnership has entered into five year interest rate swap contracts to fix the interest payments on a notional amount of $825.0 million for the first three years and $660.0 million for the remaining two years resulting in an effective interest rate of 5%.

The Limited Partnership utilized the proceeds of the issuance of the units to the Fund and $822.5 million drawings under its new credit facilities to repay the $1,339.5 million note payable to the Company.

In conjunction with these transactions, the Limited Partnership entered into agreements with the Company that will entitle it to recover certain costs from the Company’s Canadian television and radio broadcasting operations and the National Post and also require the Limited Partnership to make payments for certain services provided by the Company.

As a result of the transaction, the Company will record a dilution gain or loss on the sale of a 25.8% interest in the operations transferred to the Limited Partnership. The amount of the gain or loss has not been determined and is not estimable. The Company will continue to consolidate the results of the Publications Group with a minority interest charge to reflect the ownership interest of the Fund. Approximately 36% of the Company’s units of the Limited Partnership are subordinated in the payment of distributions if the Limited Partnership does not have adequate resources on a quarterly basis to fund distributions.

(b)	In October 2005, the Company obtained a new $500 million revolving term credit facility. The revolving facility matures in five years, is subject to certain restrictions and bears interest at the prevailing prime rate, U.S. base rate, banker’s acceptance rate or LIBOR plus, in each case, an applicable margin. This facility is secured by substantially all of the Company’s directly held assets including the assets of its Canadian broadcast operations and the National Post as well as by its other investments.

(c)	The net proceeds from the IPO and the Limited Partnership debt as well as proceeds of $400.6 million from the new credit facility (note 22 (b)) were utilized to retire certain debt and interest rate and cross currency interest rate contracts as follows:

i.	In October 2005, the Company completed a tender offer for its 10.625% senior subordinated notes payable due in 2011 and its 7.625% senior unsecured notes payable due in 2013. Substantially all of the notes under these facilities were settled. Debt with a book value of $772.4 million, and related deferred financing costs of $27.7 million were retired for cash of $849.3 million. The transaction resulted in a loss on debt retirement of $71.1 million, net of tax of $33.5 million. As a result of the repayment of these notes the Company will record a swap loss of $21.8 million, net of tax of $12.1 million related to the associated cross currency interest rate swaps.

ii.	In October 2005, the Company retired its senior credit facility. Debt with a book value of $526.4 million and deferred financing costs of $6.0 million were settled for cash of $526.4 million. The transaction resulted in a loss on debt retirement of $3.9 million, net of tax of $2.1 million. In addition, as a result of the settlement of this debt, the Company will record a loss of $48.2 million, net of tax of $26.7 million related to the associated interest rate and cross currency interest rate swaps.

iii.	In November 2005, the Company retired interest rate and cross currency interest rate swap contracts relating to the 7.625% notes, the 10.625% notes and 50% of the cross currency interest rate swap related to the senior secured credit facilities for cash of $364.8 million.

(d)	Subsequent to year end, the Company announced its successful bids to acquire interests in two radio stations in Turkey. On September 21, 2005, the Company announced that it acquired an equity interest in CGS Televizyon Ve Radyo Yayinciligi Ticaret Anonim Sirketi (“CGS”) that in turn was successful in its bid to acquire the assets of Super FM for consideration of US$33 million, which will be payable upon completion of the transaction. On September 22, 2005, the Company announced that Pasifik Televizyon Ve Radyo Yayinciligi Ticaret A.S. (“Pasifik”) was successful in its bid to acquire the assets of Metro FM for consideration of US$23 million, which will be payable upon completion of the transaction. In exchange for the payment of $US 42.0 million, the Company will acquire a 75% economic interest in both CGS and Pasifik. These transactions, which are subject to regulatory approvals by certain Turkish authorities, are expected to be completed within 90 days of the announcement. Subject to a relaxation of foreign ownership restrictions and the receipt of all necessary regulatory approvals, the Company has the right to convert its interest to a 75% equity interest in Metro FM and Super FM.

23.	UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States (“U.S.”) differs from Canadian GAAP. Amounts are in thousands of Canadian dollars, unless otherwise noted.

Principal differences affecting the Company

(a)	Comprehensive income

Comprehensive income, defined as all changes in equity other than those resulting from investments by owners and distributions to owners, must be reported under U.S. GAAP. There is currently no similar requirement under Canadian GAAP, however upon adoption of CICA 1530, Comprehensive Income, no such GAAP difference will exist.

(b)	Pre-operating costs

In the U.S., pre-operating costs are expensed in the period incurred. In accordance with Canadian GAAP, the Company defers pre-operating costs until commencement of commercial operations and amortizes the deferred costs over a period of five years. The U.S. GAAP reconciliation reflects the expensing of amounts which were deferred for Canadian GAAP of: 2005 - $3,568 (2004 - $1,748, 2003 - $851), with related tax recoveries of: 2005 - $1,273 (2004 - $305, 2003 - $366) and the reversal of amortization of pre-operating costs of: 2005 - $2,297 (2004 - $1,471, 2003 - $4,711), with related tax provisions of 2005 - $820 (2004 – $646, 2003 - $1,305). The balance sheet effect of these adjustments was: other assets reduced by $7,769 (2004 - $6,498), long term future tax liability reduced by 2005 - $2,781 (2004 - $2,328) and shareholder’s equity reduced by the net amount of: 2005 - $4,988 (2004 - $4,170).

(c)	Foreign currency translation

In the U.S., distributions from self-sustaining foreign operations do not result in a realization of the cumulative translation adjustments account. Realization of such foreign currency translation adjustments occurs only upon the sale of all or a part of the investment giving rise to the translation adjustments. In accordance with Canadian GAAP, reductions in the net investment in self-sustaining foreign operations result in a proportionate reduction in the cumulative foreign currency translation adjustment accounts. The U.S. GAAP reconciliation reflects the reversal of realization of cumulative translation adjustments resulting in a decrease in net earnings of: 2005 – $622 (2004 – ($4,526), 2003 – $922). The balance sheet effect of these adjustments was: increase retained earnings by: 2005—$9,412 (2004 - $10,034) and decrease accumulated other comprehensive income by: 2005 - $9,412 (2004 — $10,034).

Under Canadian GAAP cumulative currency translation adjustments are presented as a separate component of shareholder’s equity. Under US GAAP it is a component of accumulated other comprehensive income. The US GAAP reconciliation reflects this reclassification.

(d)	Programming commitments

Under Canadian GAAP, certain programming commitments imposed by regulatory requirements related to an acquisition, completed prior to January 1, 2001, were accrued in the purchase equation resulting in additional goodwill. Under U.S. GAAP, these costs were expensed as incurred. The U.S. GAAP reconciliation reflects the expensing of these programming costs as incurred of: 2005 - $6,463 (2004 - $6,012, 2003 - $5,970), with related tax recoveries of 2005 - $2,321 (2004 - $1,683, 2003 - $2,567). The balance sheet effect of these adjustments was to reduce goodwill by: 2005 and 2004 - $18,639, increase long term future tax liability by: 2005 - $2,500 (2004 - $7,372), reduce other long term accrued liabilities by: 2005 - $7,558 (2004 - $14,021), and reduce shareholder’s equity by: 2005 - $13,581 (2004 - $11,052).

(e)	Investment in a broadcasting operation on an equity basis

Under Canadian GAAP, the Company’s investment in a broadcasting operation was accounted for using the equity method during the period that this investment was held in trust pending completion of the regulatory approval process. Under U.S. GAAP, the investment was initially accounted for on a cost basis; then, as a result of receiving approval to complete the purchase of the broadcasting operation, the Company changed its method of accounting for the investment to the equity method. The change in accounting policy was retroactively applied as required under APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, to the date that the Company initially acquired its investment. Effective July 6, 2000, the Company consolidated this investment for both Canadian and U.S. GAAP purposes. The U.S. GAAP reconciliation had no effect on earnings for the periods presented. The effect on the balance sheet was to increase goodwill by: 2005 and 2004 - $ 38,503 and increase shareholder’s equity by: 2005 and 2004 - $38,503.

(f)	Intangible assets

Under Canadian GAAP, certain costs related to the development of broadcast licences, other than through a business combination, were recorded as intangible assets. Under U.S. GAAP such costs are expensed as incurred. The U.S. GAAP reconciliation had no effect on earnings for the years 2005 and 2004. For 2003, the U.S. GAAP reconciliation reflects the expensing of development costs as incurred of $2,325 with a related tax effect of $860. The balance sheet effect was to reduce intangible assets by: 2005 and 2004 - $2,325, to reduce long term future tax liability by: 2005 and 2004 - $860 and to reduce shareholders equity by: 2005 and 2004 - $1,465.

(g)	Investment in marketable securities

For U.S. GAAP, investment assets classified as “available for sale” are carried at market, and unrealized temporary gains and losses are included, net of tax, in other comprehensive income. In accordance with Canadian GAAP, the Company carries its investment in marketable securities at cost. For the Companies other investments fair value is not readily determinable and are accordingly carried at cost. The effect of the U.S. GAAP reconciliation was to decrease other comprehensive income by: 2005 - nil (2004 – $16,834, 2003 – $32,695), to increase other investments by: 2005 and 2004 – nil, and to increase shareholder’s equity by: 2005 and 2004 – nil.

(h)	Pension valuation allowances

Under Canadian GAAP a valuation allowance against pension assets is the excess of the adjusted benefit asset over the expected future benefit. Changes in the valuation allowance are recorded as adjustments to pension expense. Under U.S. GAAP valuation allowances are not recorded. The U.S. GAAP reconciliation reflects the elimination of pension valuation allowances resulting in reduced earnings of: 2005 - $150 (2004 - $48, 2003 - $146), with related tax recoveries of: 2005 - $52 (2004 - $19, 2003 - $54). The balance sheet effect was to increase long term other assets by: 2005 - $572 (2004 - $722), increase long term future tax liability by: 2005 - $214 (2004 - $266) and increase shareholder’s equity by: 2005 - $358 (2004 - $456).

(i)	Proportionate consolidation

Canadian GAAP requires the accounts of jointly controlled enterprises to be proportionately consolidated. Under U.S. GAAP, investments in jointly controlled entities are accounted as equity investments. This accounting difference applies to the Company’s investment in TV3 Ireland, Mystery, and Metro. The proportionate interest is disclosed in note 19. Accordingly, under accommodation provided by the SEC this difference is not included in the following reconciliation.

(j)	Accounting for derivative instruments and hedging activities

Under U.S. GAAP, entities are required to recognize all derivative instruments as either assets or liabilities in the balance sheet, and measure those instruments at fair value. The changes in fair value of the derivatives are included in the statement of earnings. Under Canadian GAAP hedge accounting is applied for derivatives that are eligible for hedge accounting if certain criteria are met and non-hedging derivatives are recognized at their fair value as either assets or liabilities. As a result of adopting FAS 133 on September 1, 2001, the Company discontinued hedge accounting. The fair values of derivatives designated as hedges before August 31, 2000 have been included in a transitional adjustment and are included in income over the term of the hedged transaction. The U.S. GAAP reconciliation reflects the recording of gains on interest rate and cross-currency swaps of: 2005 - $3,315 (2004 - $77,770, 2003 – ($80,464)), with related tax provision (recovery) of: 2005—$18,624 (2004 - $31,875, 2003 – ($33,767)) and the recording of minority interests share of gains (losses) on interest rate and cross-currency swaps and translation of foreign denominated debt of: 2005 - $809 (2004 - ($2,032)). The balance sheet effect was to increase long term swap liabilities by: 2005 - $65,776 (2004 - $69,586), reduce future tax liabilities by: 2005 - $19,981 (2004 - $38,781) and decrease minority interests by: 2005 - $1,393 (2004 – $584), and reduce shareholder’s equity by: 2005 - $44,402 (2004 - $30,221).

(k)	Integration costs related to the acquisition of the publishing properties

Under Canadian GAAP certain integration costs related to the acquisition of the Company’s publishing properties were accrued in the purchase equation. Under U.S. GAAP, these costs are expensed as incurred. The U.S. GAAP reconciliation had no effect on earnings for years 2005 and 2004. For 2003, the U.S. GAAP reconciliation reflects expensing of integration costs as incurred of $302 with a related tax recovery of $109. The balance sheet effect was to decrease goodwill by 2005 and 2004 - $1,663 and reduce shareholder’s equity by: 2005 and 2004 - $1,663.

(l)	Resolution of acquired tax contingencies

Under U.S. GAAP, the settlement of tax contingencies acquired through a business acquisition result in an adjustment to the purchase equation. In accordance with Canadian GAAP, the resolution of such tax contingencies is included in earnings once the purchase price allocation is finalized. The U.S. GAAP reconciliation reflects the reduction of earnings related to the reversal of tax recoveries of: 2005 - nil (2004 - $7,000). The balance sheet effect was to reduce goodwill and shareholder’s equity by: 2005 and 2004 - $7,000.

(m)	Future income taxes

Under U.S. GAAP, the changes to future tax balances upon the adoption of FAS 142, Goodwill and Other Intangible Assets, in 2001, were reflected as a future income tax recovery in the year FAS 142 was adopted. In accordance with Canadian GAAP, the adjustment was recorded as a reduction in goodwill. The related U.S. GAAP balance sheet effect would be to increase goodwill by: 2005 and 2004 - $160,500 and increase retained earnings by: 2005 and 2004 - $160,500.

(n)	Additional minimum liability

Under FAS 87, Employers’ Accounting for Pensions, the Company recognizes an additional minimum pension liability when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that such excess is greater than accrued pension costs otherwise recorded. For the purposes of determining the additional minimum pension liability, the accumulated benefit obligation does not incorporate projections of future compensation increases in the determination of the obligation. No such adjustment is required under Canadian GAAP. The effect on the U.S. GAAP reconciliation was to decrease other comprehensive income by $28,674 with related tax recovery of $10,323. The balance sheet effect was to increase other long term liabilities by $84,274, increase intangible assets by $13,558, increase other assets by $3,015, decrease future tax liabilities by $24,372, and decrease shareholders equity by $43,329.

The minimum pension liability for the year ended August 31, 2005, includes a comprehensive income adjustment for the current year of $18,351, net of tax of $10,323. Comprehensive income adjustments for 2004 and prior years of $24,978, net of tax of $14,049 are included in the comprehensive income (loss) - accumulated balances. The Company has determined these adjustments are not material to the previously reported results, accordingly, the adjustments have been included in the current year’s comprehensive income (loss) - accumulated balances.

Proposed accounting policies

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

Adopted Accounting Pronouncements

Consolidating Variable Interest Entities

For its year ended August 31, 2004, for U.S. GAAP, the Company was required to apply the Financial Accounting Standards Board (FASB) Interpretation No. 46(R) (“FIN 46(R)”), Consolidation of Variable Interest Entities. The Company had determined that it is the primary beneficiary of Network TEN Group, a variable interest entity. Accordingly, for U.S. GAAP, as required by FIN 46(R) the Company consolidated its investment in TEN Group effective May 31, 2004. This was applied on a prospective basis. As explained in Note 1, effective September 1, 2004, under Canadian GAAP, the Company adopted AcG-15 and consolidated its investment in the TEN Group on a retroactive basis and restated the prior years’ financial statements of the Company. There are no material differences between the consolidation principles under FIN 46(R) and AcG-15. With the adoption of AcG-15, the Company changed the transition method previously adopted for US GAAP purposes by restating previously issued US GAAP financial information as permitted under paragraph 40 of FIN 46(R). Management is of the opinion that this change in method is preferable as it presents comparable information for all periods of the consolidation of the TEN Group which was encouraged in FIN 46(R).

Valuation of intangibles

In accordance with the SEC staff announcement released September 29, 2004, the Company utilized a direct approach in the valuation of intangible assets for the purposes of impairment testing. Previously the Company utilized a residual value approach in valuing certain broadcast licences.

Comparative Reconciliation of Net Earnings (Loss)

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

	2005	2004	2003
Net earnings (loss) in accordance with Canadian GAAP	4,875	(219,258)	115,407
Pre-operating costs incurred (b)	(3,568)	(1,748)	(851)
Amortization of pre-operating costs (b)	2,297	1,471	4,711
Realization of currency translation adjustments (c)	(622)	4,526	(922)
Programming costs imposed by regulatory requirement (d)	(6,463)	(6,012)	(5,970)
Integration costs related to publishing properties (k)	—	—	(302)
Development costs re: intangible assets (e)	—	—	(2,325)
Pension valuation allowances (h)	(150)	(48)	(146)
Gain (loss) on interest rate and cross currency swaps and translation of foreign denominated debt (j)	3,315	77,770	(80,464)
Resolution of acquired tax contingencies (l)	—	(7,000)	—
Minority interests effect of adjustments	809	(2,032)	2,616
Tax effect of adjustments	(13,408)	(30,514)	36,418

Net loss for the year in accordance with U.S. GAAP	(12,915)	(182,845)	68,172

Consolidated Statements of Comprehensive Income (Loss)

Comprehensive loss – current periods

	2005	2004	2003
Net loss in accordance with U.S. GAAP	(12,915)	(182,845)	68,172

Unrealized foreign currency translation gain (loss) (c)	(3,143)	12,298	22,087
Realized foreign currency translation loss (c)	—	2,497	—

Foreign currency translation gain	(3,143)	14,795	22,087
Unrealized gains (losses) on securities available for sale net of tax of nil (h)	—	34,883	(43,647)
Realized (gains) losses on securities available for sale net of tax of nil (h)	—	(51,717)	10,952
Transition adjustment on swaps net of tax of $176 (2004 - $177) (k)	316	313	118
Additional minimum liability net of tax of $10,323 (n)	(18,351)	—	—

	(21,178)	(1,726)	(10,490)

Comprehensive loss	(34,093)	(184,571)	57,682

Comprehensive income (loss) – accumulated balances

	Foreign currency translation	Unrealized gains (losses) on securities	Transition adjustment on swaps	Additional minimum liability	Total
Accumulated other comprehensive income (loss) – August 31, 2003	(33,001)	16,834	(2,230)	—	(18,397)
Change during the year	14,795	(16,834)	313	—	(1,726)

Accumulated other comprehensive income (loss) – August 31, 2004	(18,206)	—	(1,917)	—	(20,123)
Change during the year	(3,143)	—	316	(43,329)	(46,156)

Accumulated other comprehensive income (loss) – August 31, 2005	(21,349)	—	(1,601)	(43,329)	(66,279)

Comparative Reconciliation of Shareholder’s Equity

A reconciliation of shareholder’s equity reflecting the differences between Canadian and U.S. GAAP is set out below:

	2005	2004
Shareholder’s equity in accordance with Canadian GAAP	1,255,682	1,254,572
Pre-operating costs incurred (b)	(7,769)	(6,498)
Goodwill adjustment related to retroactive equity accounting of WIC upon regulatory approval (e)	38,503	38,503
Goodwill adjustment related to programming costs incurred (d)	(25,142)	(18,679)
Goodwill adjustment related to integration costs (k)	(1,663)	(1,663)
Historical amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination (d)	938	938
Costs to develop intangible assets expensed (f)	(2,325)	(2,325)
Pension valuation allowance (h)	572	722
Goodwill adjustment related to resolution of acquired tax contingencies (l)	(7,000)	(7,000)
Future income taxes (m)	160,500	160,500
Adjustment to reflect losses on interest rate and cross-currency swaps (j)	(63,210)	(66,525)
Transition adjustment on interest rate swaps (j)	(2,566)	(3,058)
Additional minimum liability (n)	(67,701)	—
Minority interests effect of adjustments	1,393	584
Tax effect of adjustments	59,180	48,392

Shareholder’s equity in accordance with U.S. GAAP	1,339,392	1,398,463

Other

The following amounts are included in accounts receivable:

	2005	2004	2003
		(Revised note 1)	(Revised note 1)
Allowance for doubtful accounts – beginning of year	17,074	18,860	21,468
Bad debt expense	6,813	5,634	5,685
Write offs during the year	(8,092)	(7,513)	(7,766)
Foreign exchange	(186)	93	(216)

	15,609	17,074	19,171

The following amounts are included in operating expenses:

	2005	2004	2003
		(Revised note 1)	(Revised note 1)
Rent expense	68,141	53,297	53,052

The following amounts are included in accrued liabilities:

	2005	2004	2003
		(Revised note 1)	(Revised note 1)
Employment related accruals	88,000	75,000	90,000

Amortization expense related to existing finite life intangibles will be $11.5 million per year in 2006 and $4.2 million in 2007 to 2010.

24.	CONSOLIDATING FINANCIAL INFORMATION

The Company has entered into financing arrangements which are guaranteed by certain of its wholly-owned subsidiaries (the “Guarantor Subsidiaries”). Such guarantees are full, unconditional and joint and several.

The following supplemental financial information sets forth, on an unconsolidated basis, balance sheets, statements of operations and cash flow information for the Company, CanWest Media Inc., Guarantor Subsidiaries and the Company’s other subsidiaries (the “Non-Guarantor Subsidiaries”). The supplemental financial information reflects the investments of the Company in the Guarantor and Non-Guarantor subsidiaries using the equity method of accounting. The Company’s basis of accounting has been applied to the Guarantor and Non-Guarantor subsidiaries.

As of October 2005, as a result of the transaction outlined in Note 22 to the financial statements, the Limited Partnership, a subsidiary of the Company, is no longer a guarantor of the financing arrangements of the Company. The total assets and total liabilities of the operations that comprise the Limited Partnership as of August 31, 2005 were $2,896.3 million and $260.9 million respectively. Total revenues and net income of the operations that comprise the Limited Partnership for the year ended August 31, 2005 were $1,135.8 million and $22.1 million respectively.

CANWEST MEDIAWORKS INC. (formerly 3815668 Canada Inc.)

Supplemental Consolidating Balance Sheet

August 31, 2005

	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non- guarantor subsidiaries	Elimination entries	Consolidated
Assets
Current Assets
Cash	—	488	17,687	—	18,175
Accounts receivable	14,304	278,579	169,612	—	462,495
Inventory	—	13,533	—	—	13,533
Investment in broadcast rights	—	39,080	149,649	—	188,729
Future income taxes	—	3,893	—	—	3,893
Other current assets	980	18,934	5,951	—	25,865

	15,284	354,507	342,899	—	712,690
Investment in equity accounted subsidiaries	1,785,016	163,174	—	(1,948,190)	—
Other investments	7	16,611	6,441	—	23,059
Investment in broadcast rights	—	19,072	2,125	—	21,197
Due from parent and affiliated companies	1,905,976	(1,815,557)	(3,892)	—	86,527
Property, plant and equipment	43,418	536,923	115,765	—	696,106
Future income taxes	—	—	54,058	—	54,058
Other assets	90,514	47,748	3,361	—	141,623
Intangible assets	—	880,877	263,422	—	1,144,299
Goodwill	—	2,176,132	248,735	—	2,424,867

	3,840,215	2,379,487	1,032,914	(1,948,190)	5,304,426

Liabilities
Current liabilities
Accounts payable	3,610	62,314	105,726	—	171,650
Accrued liabilities	71,734	167,188	54,143	—	293,065
Income taxes payable	16,080	(16,595)	45,005	—	44,490
Broadcast rights accounts payable	—	16,874	54,268	—	71,142
Deferred revenue	—	35,062	1,712	—	36,774
Future income taxes	—	6,073	38,590	—	44,663
Current portion of long term debt and obligations under capital leases	4,497	1,199	12,270	—	17,966

	95,921	272,115	311,714	—	679,750
Long term debt and related foreign currency swap liability	2,382,804	—	543,457	(40,171)	2,886,090
Interest rate and foreign currency swap liability	212,811	—	2,264	—	215,075
Obligations under capital leases	—	16,101	—	—	16,101
Other accrued liabilities	—	58,189	28,264	—	86,453
Future income taxes	(107,003)	176,252	5,445	—	74,694
Minority interests	—	—	90,581	—	90,581

	2,584,533	522,657	981,725	(40,171)	4,048,744

Shareholder’s Equity
Capital stock	438,838	438,839	18,673	(457,512)	438,838
Contributed surplus	132,953	132,953	1,695	(134,648)	132,953
Retained earnings	695,828	1,290,562	37,234	(1,327,796)	695,828
Cumulative foreign currency translation adjustments	(11,937)	(5,524)	(6,413)	11,937	(11,937)

	1,255,682	1,856,830	51,189	(1,908,019)	1,255,682

	3,840,215	2,379,487	1,032,914	(1,948,190)	5,304,426

Shareholder’s equity in accordance with Canadian GAAP	1,255,682	1,856,830	51,189	(1,908,019)	1,255,682
Pre-operating costs incurred	—	(7,322)	(447)	—	(7,769)
Goodwill adjustment related to retroactive equity accounting of WIC upon regulatory approval	—	38,503	—	—	38,503
Goodwill adjustment related to programming costs incurred	—	(25,142)	—	—	(25,142)
Goodwill adjustment related to integration costs	—	(1,663)	—	—	(1,663)
Historical amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination	—	938	—	—	938
Costs to develop intangible assets expensed	—	(2,325)	—	—	(2,325)
Pension valuation allowance	—	572	—	—	572
Goodwill adjustment related to resolution of acquired tax contingencies	—	(7,000)	—	—	(7,000)
Future income taxes	—	160,500	—	—	160,500
Adjustment to reflect losses on interest rate and cross-currency swaps	(58,551)	—	(4,659)	—	(63,210)
Transition adjustment on interest rate swaps	(2,566)	—	—	—	(2,566)
Additional minimum liability	—	(67,701)	—	—	(67,701)
Minority interests effect of adjustments	—	—	1,393	—	1,393
Tax effect of adjustments	18,583	39,039	1,558	—	59,180

Shareholder’s equity in accordance with U.S. GAAP	1,213,148	1,985,229	49,034	(1,908,019)	1,339,392

CANWEST MEDIAWORKS INC. (formerly 3815668 Canada Inc.)

Supplemental Consolidating Statement of Earnings (Loss)

For the Year Ended August 31, 2005

	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non- guarantor subsidiaries	Elimination entries	Consolidated
Revenue	—	1,896,616	1,175,926	—	3,072,542
Operating expenses	—	979,849	637,361	—	1,617,210
Selling, general and administrative expenses	19,728	556,820	145,797	—	722,345
Ravelston management contract termination	—	12,750	—	—	12,750
Restructuring expenses	—	—	—	—	—

	(19,728)	347,197	392,768	—	720,237
Amortization of intangibles	—	17,436	2,905	—	20,341
Amortization of property, plant and equipment	11,262	52,289	27,753	—	91,304
Other amortization		5,276	15	—	5,291

Operating income	(30,990)	272,196	362,095	—	603,301
Interest expense	(208,285)	(242,814)	(43,369)	242,458	(252,010)
Interest income	243,313	1,382	1,194	(242,458)	3,431
Amortization of deferred financing costs	(12,387)	—	(321)	—	(12,708)
Interest rate and foreign currency swap losses	(186,104)	—	(2,402)	—	(188,506)
Foreign exchange gains	74,134	(7,689)	4,746	—	71,191
Loan impairment	—	(11,390)	—	—	(11,390)
Investment gains, losses and write-downs	360	1,167	—	—	1,527
Goodwill impairment	—	(41,406)	—	—	(41,406)
Asset impairment	—	(9,629)	—	—	(9,629)
Loss on debt extinguishment	(43,992)	—	—	—	(43,992)

	(163,951)	(38,183)	321,943	—	119,809
Provision for (recovery of) income taxes	(54,477)	(2,643)	78,122	—	21,002

Earnings (loss) before the following	(109,474)	(35,540)	243,821	—	98,807
Minority interests	—	—	(96,597)	—	(96,597)
Interest in earnings of equity accounted affiliates	114,349	149,267	2,043	(263,616)	2,043
Realized currency translation adjustments	—	622	—	—	622

Net earnings (loss) for the year	4,875	114,349	149,267	(263,616)	4,875
Retained earnings – beginning of year	690,953	1,176,213	7,158	(1,183,371)	690,953
Dividends	—	—	(119,191)	119,191	—

Retained earnings – end of year	695,828	1,290,562	37,234	(1,327,796)	695,828

Net earnings (loss) in accordance with Canadian GAAP	4,875	114,349	149,267	(263,616)	4,875
Pre-operating costs incurred	—	(3,568)	—	—	(3,568)
Amortization of pre-operating costs	—	1,951	346	—	2,297
Realization of currency translation adjustments	—	(622)	—	—	(622)
Programming costs imposed by regulatory requirement	—	(6,463)	—	—	(6,463)
Pension valuation allowances	—	(150)	—	—	(150)
Gain on interest rate and cross currency swaps and translation of foreign denominated debt	5,774	—	(2,459)	—	3,315
Minority interests effect of adjustments	—	—	809	—	809
Tax effect of adjustments	(19,230)	5,340	482	—	(13,408)

Net earnings (loss) in accordance with U.S. GAAP	(8,581)	110,837	148,445	(263,616)	(12,915)

CANWEST MEDIAWORKS INC. (formerly 3815668 Canada Inc.)

Supplemental Consolidating Statement of Cash Flows

For the Year Ended August 31, 2005

	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non- guarantor subsidiaries	Elimination entries	Consolidated
CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings (loss) for the year	4,875	114,349	149,267	(263,616)	4,875
Items not affecting cash Amortization	23,649	75,001	30,994	—	129,644
Non-cash interest expense	32,021	—	—	—	32,021
Future income taxes	(56,235)	(599)	(16,966)	—	(73,800)
Realized currency translation adjustments	—	(622)	—	—	(622)
Loan impairment	—	11,390	—	—	11,390
Interest rate and foreign currency swap losses net of settlements	102,964	—	2,402	—	105,366
Investment gains, losses and write-downs	(360)	(1,167)	—	—	(1,527)
Loss on debt extinguishment	43,992	—	—	—	43,992
Goodwill and asset impairment expense	—	51,035	—	—	51,035
Amortization of film and television programs	—	6,163	—	—	6,163
Pension expense	—	8,254	—	—	8,254
Minority interests	—	—	96,597	—	96,597
Earnings of equity accounted affiliates	(114,349)	(149,267)	(2,043)	263,616	(2,043)
Foreign exchange gains	(5,571)	—	—	—	(5,571)
Stock compensation expense	701	2,372	—	—	3,073
Distributions equity affiliates	—	—	112,397	(112,397)	—

	31,687	116,909	372,648	(112,397)	408,847
Changes in non-cash operating accounts	19,292	166,444	(124,770)	—	60,966

Cash flows from operating activities	50,979	283,353	247,878	(112,397)	469,813

Investing Activities
Other investments	—	—	426	—	426
Investment in broadcast licences	—	—	(2,182)	—	(2,182)
Acquisitions	—	—	(19,487)	—	(19,487)
Proceeds from sales of other investments	—	2,171	—	—	2,171
Proceeds from sale of property, plant and equipment	873	4,162	—	—	5,035
Purchase of property, plant and equipment	(28,494)	(43,196)	(27,501)	—	(99,191)
Proceeds from (advances to) parent and affiliated companies	328,553	(291,712)	(2,659)	—	34,182

	300,932	(328,575)	(51,403)	—	(79,046)

Financing Activities
Issuance of long term debt	161,321	—	—	—	161,321
Repayment of long term debt	(493,203)	—	(17,120)	—	(510,323)
Advances (repayments) of revolving facilities	—	—	4,640	—	4,640
Swap recouponing payments	(41,653)	—		—	(41,653)
Payments of capital leases	—	(1,100)		—	(1,100)
Issuance of share capital of TEN Group	—	—	5,369	—	5,369
Dividends paid	—	—	(112,397)	112,397	—
Payment of dividends to minority interests	—	—	(84,920)	—	(84,920)

	(373,535)	(1,100)	(204,428)	112,397	(466,666)

Foreign exchange gain on cash denominated in foreign currencies	—	—	116	—	116

Net change in cash	(21,624)	(46,322)	(7,837)	—	(75,783)
Cash — beginning of year	21,624	46,810	25,524	—	93,958

Cash — end of year	—	488	17,687	—	18,175

CANWEST MEDIAWORKS INC. (formerly 3815668 Canada Inc.)

Supplemental Consolidating Balance Sheet

August 31, 2004

	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non- guarantor subsidiaries	Elimination entries	Consolidated
Assets
Current Assets
Cash	21,624	46,810	25,524	—	93,958
Accounts receivable	1,409	324,703	161,424	—	487,536
Distributions receivable from TEN Group	—	36,567	—	(36,567)	—
Inventory	—	13,449	—	—	13,449
Investment in broadcast rights	—	34,557	159,542	—	194,099
Future income taxes	—	6,166	—	—	6,166
Other current assets	4,438	14,172	3,964	—	22,574

	27,471	476,424	350,454	(36,567)	817,782
Investment in equity accounted subsidiaries	1,671,610	128,858	—	(1,800,468)	—
Other investments	7	8,709	18,112	—	26,828
Investment in broadcast rights	—	31,436	3,721	—	35,157
Due from parent and affiliated companies	2,235,230	(2,093,507)	(6,551)	—	135,172
Property, plant and equipment	30,447	547,918	116,268	—	694,633
Future income taxes	—	—	45,826	—	45,826
Other assets	57,027	43,875	4,073	—	104,975
Intangible assets	—	910,447	269,018	—	1,179,465
Goodwill	—	2,218,471	251,219	—	2,469,690

	4,021,792	2,272,631	1,052,140	(1,837,035)	5,509,528

Liabilities
Current liabilities
Accounts payable	6,230	36,123	111,238	—	153,591
Accrued liabilities	15,030	165,683	95,875	(36,567)	240,021
Income taxes payable	14,570	(4,338)	9,921	—	20,153
Broadcast rights accounts payable	—	16,512	48,758	—	65,270
Deferred revenue	—	31,959	2,259	—	34,218
Future income taxes	—	6,072	42,008	—	48,080
Current portion of long term debt and obligations under capital leases	7,965	1,100	21,943	—	31,008

	43,795	253,111	332,002	(36,567)	592,341
Long term debt and related foreign currency swap liability	2,653,852	—	572,074	(40,171)	3,185,755
Interest rate and foreign currency swap liability	120,341	—	—	—	120,341
Obligations under capital leases		17,300			17,300
Other accrued liabilities	—	86,060	39,580	—	125,640
Future income taxes	(50,768)	176,395	10,496	—	136,123
Minority interests	—	—	77,456	—	77,456

	2,767,220	532,866	1,031,608	(76,738)	4,254,956

Shareholder’s Equity
Capital stock	438,838	438,841	10,650	(449,491)	438,838
Contributed surplus	132,953	132,953	2,654	(135,607)	132,953
Retained earnings	690,953	1,176,213	7,158	(1,183,371)	690,953
Cumulative foreign currency translation adjustments	(8,172)	(8,242)	70	8,172	(8,172)

	1,254,572	1,739,765	20,532	(1,760,297)	1,254,572

	4,021,792	2,272,631	1,052,140	(1,837,035)	5,509,528

Shareholder’s equity in accordance with Canadian GAAP	1,254,572	1,739,765	20,532	(1,760,297)	1,254,572
Pre-operating costs incurred	—	(5,705)	(793)	—	(6,498)
Goodwill adjustment related to retroactive equity accounting of WIC upon regulatory approval	—	38,503	—	—	38,503
Goodwill adjustment related to programming costs incurred	—	(18,679)	—	—	(18,679)
Goodwill adjustment related to integration costs	—	(1,663)	—	—	(1,663)
Historical amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination	—	938	—	—	938
Costs to develop intangible assets expensed	—	(2,325)	—	—	(2,325)
Pension valuation allowance	—	722	—	—	722
Goodwill adjustment related to resolution of acquired tax contingencies	—	(7,000)	—	—	(7,000)
Future income taxes	—	160,500	—	—	160,500
Adjustment to reflect losses on interest rate and cross-currency swaps	(64,325)	—	(2,200)	—	(66,525)
Transition adjustment on interest rate swaps	(3,058)	—	—	—	(3,058)
Minority interests effect of adjustments	—	—	584	—	584
Tax effect of adjustments	37,989	9,327	1,076	—	48,392

Shareholder’s equity in accordance with U.S. GAAP	1,225,178	1,914,383	19,199	(1,760,297)	1,398,463

CANWEST MEDIAWORKS INC. (formerly 3815668 Canada Inc.)

Supplemental Consolidating Statement of Earnings (Loss)

For the Year Ended August 31, 2004

	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non- guarantor subsidiaries	Elimination entries	Consolidated
Revenue	—	1,856,724	1,054,676	—	2,911,400
Operating expenses	—	1,001,140	537,326	—	1,538,466
Selling, general and administrative expenses	15,639	460,188	177,564	—	653,391
Restructuring expenses	—	2,445	—	—	2,445

	(15,639)	392,951	339,786	—	717,098
Amortization of intangibles	—	17,500	682	—	18,182
Amortization of property, plant and equipment	8,363	54,528	25,586	—	88,477
Other amortization	—	4,718	317	—	5,035

Operating income	(24,002)	316,205	313,201	—	605,404
Interest expense	(97,950)	(299,698)	(33,784)	92,767	(338,665)
Interest income	92,767	9,635	—	(92,767)	9,635
Amortization of deferred financing costs	(12,364)	—	(277)	—	(12,641)
Interest rate and foreign currency swap losses	(110,860)	—	—	—	(110,860)
Foreign exchange gains	42,881	2,225	(130)	—	44,976
Loan impairment	(355,227)	(63,519)	—	—	(418,746)
Investment gains, losses and write-downs	—	119,809	493	—	120,302
Dividend income	—	3,738	—	—	3,738

	(464,755)	88,395	279,503	—	(96,857)
Provision for (recovery of) income taxes	(17,423)	2,794	52,389	—	37,760

Earnings (loss) before the following	(447,332)	85,601	227,114	—	(134,617)
Minority interests	—	—	(80,349)	—	(80,349)
Interest in earnings of equity accounted affiliates	228,074	149,496	2,731	(377,570)	2,731
Realized currency translation adjustments	—	(7,023)	—	—	(7,023)

Net earnings (loss) for the year	(219,258)	228,074	149,496	(377,570)	(219,258)
Retained earnings – beginning of year	910,211	948,139	(1,182)	(946,957)	910,211
Dividends	—	—	(141,156)	141,156	—

Retained earnings – end of year	690,953	1,176,213	7,158	(1,183,371)	690,953

Net earnings (loss) in accordance with Canadian GAAP	(219,258)	228,074	149,496	(377,570)	(219,258)
Pre-operating costs incurred	—	(955)	(793)	—	(1,748)
Amortization of pre-operating costs	—	1,471	—	—	1,471
Realization of currency translation adjustments	—	4,526	—	—	4,526
Programming costs imposed by regulatory requirement	—	(6,012)	—	—	(6,012)
Pension valuation allowances	—	(48)	—	—	(48)
Gain on interest rate and cross currency swaps and translation of foreign denominated debt	70,451	—	7,319	—	77,770
Resolution of acquired tax contingencies	—	(7,000)	—	—	(7,000)
Minority interests effect of adjustments	—	—	(2,032)	—	(2,032)
Tax effect of adjustments	2,312	1,077	(2,351)	(31,552)	(30,514)

Net earnings (loss) in accordance with U.S. GAAP	(146,495)	221,133	151,639	(409,122)	(182,845)

CANWEST MEDIAWORKS INC. (formerly 3815668 Canada Inc.)

Supplemental Consolidating Statement of Cash Flows

For the Year Ended August 31, 2004

	CanWestWorks Media Inc. parent company	Guarantor subsidiaries	Non- guarantor subsidiaries	Elimination entries	Consolidated
CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings (loss) for the year	(219,258)	228,074	149,496	(377,570)	(219,258)
Items not affecting cash
Amortization	20,727	76,746	26,862	—	124,335
Non-cash interest expense	102,092	—	—	—	102,092
Future income taxes	(30,675)	5,792	16,896	—	(7,987)
Realized currency translation adjustments	—	7,023	—	—	7,023
Loan impairment	355,227	63,519	—	—	418,746
Interest rate and foreign currency swap losses net of settlements	98,056	—	—	—	98,056
Investment gains, losses and write-downs	—	(119,809)	(493)	—	(120,302)
Amortization of film and television programs	—	5,656	—	—	5,656
Pension expense	—	6,276	—	—	6,276
Minority interests	—	—	80,349	—	80,349
Earnings of equity accounted affiliates	(228,074)	(149,496)	(2,730)	377,570	(2,730)
Foreign exchange gains	(5,573)	—	—	—	(5,573)
Stock compensation expense	785	179	—		964
Distributions equity affiliates	—	128,616	—	(128,616)	—
Investment in film and television programs	—	(12,234)	—	—	(12,234)

	93,307	240,342	270,380	(128,616)	475,413
Changes in non-cash operating accounts	6,339	60,226	(145,643)	—	(79,078)

Cash flows from operating activities	99,646	300,568	124,737	(128,616)	396,335

Investing Activities
Other investments	—	—	(389)	—	(389)
Investment in broadcast licences	—	—	(5,813)	—	(5,813)
Proceeds from sales of other investments	—	143,832	295	—	144,127
Proceeds from divestitures	—	83,316	—	—	83,316
Proceeds from sale of property, plant and equipment	—	7,426	—	—	7,426
Purchase of property, plant and equipment	(237)	(46,475)	(15,837)	—	(62,549)
Proceeds from (advances to) parent and affiliated companies	546,765	(512,734)	(74,434)	—	(40,403)

	546,528	(324,635)	(96,178)	—	125,715

Financing Activities
Issuance of long term debt	—	—	167,500	—	167,500
Repayment of long term debt	(374,587)	—	(7,002)	—	(381,589)
Advances (repayments) of revolving facilities	(250,000)	—	6,117	—	(243,883)
Swap recouponing payments	(27,957)	—	—	—	(27,957)
Payment of capital leases	—	(358)	—	—	(358)
Issuance of share capital of TEN Group	—	—	14,423	—	14,423
Dividends paid	—	—	(128,616)	128,616	—
Payment of dividends to minority interests	—	—	(93,002)	—	(93,002)

	(652,544)	(358)	(40,580)	128,616	(564,866)

Foreign exchange gain on cash denominated in foreign currencies	—	—	2,389	—	2,389

Net change in cash	(6,370)	(24,425)	(9,632)	—	(40,427)
Cash — beginning of year	27,994	71,235	35,156	—	134,385

Cash — end of year	21,624	46,810	25,524	—	93,958

CANWEST MEDIAWORKS INC. (formerly 3815668 Canada Inc.)

Supplemental Consolidating Statement of Earnings

For the Year Ended August 31, 2003

	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non- guarantor subsidiaries	Elimination entries	Consolidated
		Revised (note 1(c))			Revised (note 1(c))
Revenue	—	1,911,820	878,664	—	2,790,484
Operating expenses	—	951,304	513,752	—	1,465,056
Selling, general and administrative expenses	15,440	504,639	122,035	—	642,114
Restructuring expenses	—	12,989	18,082	—	31,071

	(15,440)	442,888	224,795	—	652,243
Amortization of intangibles	—	17,500	635	—	18,135
Amortization of property, plant and equipment	4,668	57,240	23,886	—	85,794
Other amortization	—	5,467	1,620	—	7,087

Operating income	(20,108)	362,681	198,654	—	541,227
Interest expense	(108,320)	(360,132)	(31,903)	123,808	(376,547)
Interest income	123,808	—	—	(123,808)	—
Amortization of deferred financing costs	(8,247)	—	—	—	(8,247)
Interest rate and foreign currency swap losses	(23,015)	—	—	—	(23,015)
Foreign exchange gains	3,928	—	—	—	3,928
Investment gains, losses and write-downs	(10,386)	19,626	—	—	9,240
Dividend income	—	3,532	—	—	3,532

	(42,340)	25,707	166,751	—	150,118
Provision for (recovery of) income taxes	(9,820)	9,746	(46,262)	—	(46,336)

Earnings (loss) before the following	(32,520)	15,961	213,013	—	196,454
Minority interests	—	—	(80,637)	—	(80,637)
Interest in earnings (loss) of equity accounted affiliates	147,927	131,044	(1,332)	(278,971)	(1,332)
Realized currency translation adjustments	—	922	—	—	922

Net earnings for the year	115,407	147,927	131,044	(278,971)	115,407
Retained earnings – beginning of year	794,804	800,212	(70,853)	(729,359)	794,804
Dividends	—	—	(61,373)	61,373	—

Retained earnings – end of year	910,211	948,139	(1,182)	(946,957)	910,211

Net earnings in accordance with Canadian GAAP	115,407	147,927	131,044	(278,971)	115,407
Pre-operating costs incurred	—	(851)	—	—	(851)
Amortization of pre-operating costs	—	697	4,014	—	4,711
Realization of currency translation adjustments	—	(922)	—	—	(922)
Programming costs imposed by regulatory requirement	—	(5,970)	—	—	(5,970)
Integration costs related to publishing properties	—	(302)	—	—	(302)
Development costs re: intangible assets	—	(2,325)	—	—	(2,325)
Pension valuation allowances	—	(146)	—	—	(146)
Loss on interest rate and cross currency swaps and translation of foreign denominated debt	(70,945)	—	(9,519)	—	(80,464)
Minority interests effect of adjustments	—	—	2,616	—	2,616
Tax effect of adjustments	61,962	5,718	360	(31,622)	36,418

Net earnings in accordance with U.S. GAAP	106,424	143,826	128,515	(310,593)	68,172

CANWEST MEDIAWORKS INC. (formerly 3815668 Canada Inc.)

Supplemental Consolidating Statement of Cash Flows

For the Year Ended August 31, 2003

	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non- guarantor subsidiaries	Elimination Entries	Consolidated
CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings for the year	115,407	147,927	131,044	(278,971)	115,407
Items not affecting cash
Amortization	12,915	80,207	26,141	—	119,263
Non-cash interest expense	108,385	—	—	—	108,385
Future income taxes	(16,107)	(5,957)	(33,298)	—	(55,362)
Realized currency translation adjustments	—	(922)	—	—	(922)
Interest rate and foreign currency swap losses net of settlements	23,015	—	—	—	23,015
Investment gains, losses and write-downs	—	(9,240)	—	—	(9,240)
Film and program inventory write-down	—	—	18,082	—	18,082
Pension expense	—	7,609	—	—	7,609
Minority interests	—	—	80,637	—	80,637
Earnings of equity accounted affiliates	(147,927)	(131,044)	1,332	278,971	1,332
Distributions from equity accounted affiliates	—	42,569	—	(42,569)	—
Investment in film and television programs	—	(3,680)	—	—	(3,680)

	95,688	127,469	223,938	(42,569)	404,526
Changes in non-cash operating accounts	19,460	(48,666)	58,930	—	29,724

Cash flows from operating activities	115,148	78,803	282,868	(42,569)	434,250

Investing Activities
Other investments	—	(4,311)	(4,989)	—	(9,300)
Investment in broadcast licences	—	(2,325)	—	—	(2,325)
Proceeds from sales of other investments	—	44,113	—	—	44,113
Proceeds from divestitures	—	193,500	—	—	193,500
Proceeds from sale of property, plant and equipment	—	1,492	—	—	1,492
Purchase of property, plant and equipment	(13,588)	(18,713)	(26,378)	—	(58,679)
Proceeds from (advances to) parent and affiliated companies	293,307	(279,074)	(62,254)	—	(48,021)

	279,719	(65,318)	(93,621)	—	120,780

Financing Activities
Issuance of long term debt	294,700	—	189,076	—	483,776
Repayment of long term debt	(895,001)	—	(53,585)	—	(948,586)
Advances (repayments) of revolving facilities	250,000	—	(236,941)	—	13,059
Swap recouponing payments	(3,000)	—	—	—	(3,000)
Issuance of share capital	1,731	—	—	—	1,731
Issuance of share capital of TEN Group	—	—	12,981	—	12,981
Dividends paid	—	—	(42,569)	42,569	—
Payment of dividends to minority interests	—	—	(40,497)	—	(40,497)

	(351,570)	—	(171,535)	42,569	(480,536)

Net change in cash	43,297	13,485	17,712	—	74,494
Cash — beginning of year	(15,303)	57,750	17,444	—	59,891

Cash — end of year	27,994	71,235	35,156	—	134,385