Form 20-F
period 2006-08-31
CANWEST MEDIAWORKS INC
filed 2006-12-06
CIK 1158672

As filed with the Securities and Exchange Commission on December 6, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934 or

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the Fiscal Year Ended: August 31, 2006

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

Manitoba, Canada

(Jurisdiction of incorporation or organization)

31st Floor, CanWest Global Place

201 Portage Avenue

Winnipeg, Manitoba, Canada R3B 3L7

(Address of principal executive offices)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2006:

22,786 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☒    No  ☐

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐     Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.    Yes  ☐    No  ☒

i

(continued)

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Canadian GAAP

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and accounting principles generally accepted in the United States, or U.S. GAAP, see note 24 to our audited consolidated financial statements for the three years ending August 31, 2006. We state our financial statements in Canadian dollars.

Non-GAAP Financial Measures

We present “operating income before amortization” as a non-GAAP financial performance measure in various places throughout this annual report. Investors in our industry and analysts assessing our industry routinely use operating income before amortization as a supplementary non-GAAP financial measure to evaluate operating performance. Its use for this purpose is widespread and recognized by the industry in which we operate. In addition to these purposes, we also use operating income before amortization to evaluate our business segment profitability in making strategic resource allocations. Operating income before amortization is equal to net earnings adjusted to exclude amortization, interest and other financing expenses, investment income, loan impairments and recoveries, foreign exchange gains and losses, goodwill impairment, asset impairment, losses on debt extinguishment, income taxes, earnings in equity accounted affiliates, minority interests and realized currency translation adjustments. A reconciliation of operating income before amortization to net earnings, the most directly comparable GAAP measure, is contained in “Item 5. Operating and Financial Review and Prospects.”

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

Industry Data

Unless otherwise indicated in this annual report:

•	Individual newspaper circulation figures are from the Audit Bureau of Circulations, an independent research organization that audits the circulation of print media vehicles, including newspapers. Industry-wide newspaper industry advertising revenue, circulation revenue, circulation and median newspaper price data are from the Canadian Newspaper Association, a not-for-profit industry association representing Canadian newspaper publishers.

•	Broadcasting viewership data for Canada is from Nielsen Media Research Limited, a company that provides television audience measurement and related services, and BBM Bureau of Measurement, a not-for-profit broadcast research company that provides ratings information for the television, radio and interactive media industries.

•	Television advertising market share data for Australia is sourced from Free TV Australia, an industry organization which represents all of Australia’s commercial free-to-air television operations.

•	Broadcasting viewership data for Australia after December 31, 2000 is from OzTam Pty Limited, a company that provides television audience data and related services. Broadcasting viewership data for Australia (to December 31, 2000) and New Zealand is from AC Nielsen Corporation, a company that provides market research, information and analysis to the consumer products and services industries.

•	Radio listenership data for New Zealand is from Research International Limited, a company that provides market research information and analysis to the consumer products and services industries.

•	Radio listenership data for Turkey is provided by HTP-RIAK Turkish Radio Audience Measurement System. RIAK, a joint radio industry association, supported the development of this system in 2003 to create a reliable source of information related to radio audience measurement.

Although we believe these independent sources are generally reliable, the accuracy and completeness of this information is not guaranteed and has not been independently verified.

Other Information

In this annual report:

•	References to “we,” “us,” “our,” “the Company” or “CanWest MediaWorks” refer, unless we otherwise indicate or the context otherwise requires, to CanWest MediaWorks Inc. and its consolidated subsidiaries.

•	References to “CanWest” are to CanWest Global Communications Corp.

•	References to the “Fund” and to the “Income Fund” are to the CanWest MediaWorks Income Fund.

•	References to the “Limited Partnership” are to the CanWest MediaWorks Limited Partnership.

•	References to “CanWest MediaWorks (NZ)” are to CanWest MediaWorks (NZ) Limited.

•	References to “CanWest Publications” refer to the newspapers and Internet assets acquired by us from Hollinger International Inc., Southam Inc., Hollinger Canadian Newspapers Limited Partnership and HCN Publications Company on November 16, 2000, including a 100% interest in the National Post and excluding those publications that have since been sold.

•	References to the “Publications Group” are to our Canadian publications and interactive operations, excluding the National Post, and to certain shared service operations which were transferred to the Limited Partnership on October 13, 2005.

•	References to “CDN$” or “$” are to Canadian dollars.

•	References to “A$” are to Australian dollars.

•	References to “€” are to the euro.

•	References to “NTL” are to New Turkish Lira.

•	References to “GBP” are to the U.K. Pound Sterling.

•	References to “NZ$” are to New Zealand dollars.

•	References to “US$” are to U.S. dollars.

•	References to “Network TEN” are to Australia’s TEN Television Network, which is owned and operated by the TEN Group.

•	References to “TEN Group” are to the TEN Group Pty Limited.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated historical financial data of CanWest MediaWorks for the periods indicated. Our selected financial data presented for, and as of the year end of, each of the years ended August 31, 2002 through 2006 are derived from our audited financial statements, which were audited by PricewaterhouseCoopers LLP, independent auditors.

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

For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 24 to our audited consolidated financial statements for the three years ending August 31, 2006.

	For the fiscal year ended August 31,
	2002	2003	2004	2005	2006
	Revised (1)	Revised (1)	Revised (1)	Revised (1)
	(in thousands of Canadian dollars)
Income Statement Data:(2)
Revenue	$2,697,607	$2,757,994	$2,875,380	$3,032,485	$2,878,625
Operating expenses, selling, general and administrative expenses and restructuring expenses	2,090,215	2,114,809	2,166,860	2,322,797	2,369,276

	607,392	643,185	708,520	709,688	509,349
Amortization of intangibles and goodwill	18,200	18,135	18,182	20,341	12,423
Amortization of property, plant and equipment and other amortization	92,660	90,633	92,327	95,578	101,018

Operating Income	496,532	534,417	598,011	593,769	395,908

Net financing expenses (3)	(380,337)	(383,058)	(340,494)	(260,416)	(197,545)
Foreign exchange gains (losses)	—	3,928	8,025	3,749	(7,941)
Interest rate and foreign currency swap losses	(1,631)	(23,015)	(73,909)	(121,064)	(138,639)
Investment gains, losses and dividend income	19,863	12,772	124,040	1,527	102,490
Loss on debt extinguishment	—	—	—	(43,992)	(117,401)
Goodwill impairment	(56,114)	—	—	(41,406)	—
Asset impairment	—	—	—	(9,629)	—
Loan impairment recovery (charge) (4)	—	—	(418,746)	(11,390)	8,888

	78,313	145,044	(103,070)	111,148	45,760
Provision for (recovery of) income taxes	64,175	(47,023)	37,241	20,756	(77,797)

Earnings (losses) before the following	14,138	192,067	(140,311)	90,392	123,557

	For the fiscal year ended August 31,
	2002	2003	2004	2005	2006
	Revised (1)	Revised (1)	Revised (1)	Revised (1)
	(in thousands of Canadian dollars)
Minority interests	18,583	(80,637)	(80,349)	(96,597)	(102,067)
Interest in earnings (losses) of other equity accounted affiliates	(1,523)	(1,332)	2,731	2,043	2,612
Realized currency translation adjustments	(1,000)	922	(7,023)	622	(6,883)

Net earnings (loss) from continuing operations	30,198	111,020	(224,952)	(3,540)	17,219
Gain on sale of discontinued operations	—	—	—	—	163,547
Earnings from discontinued operations	3,197	4,387	5,563	8,330	9,430

Net earnings (loss) for the year	$33,395	$115,407	$(219,389)	$4,790	$190,196

Balance Sheet Data (at period end):
Total assets	6,325,258	5,971,781	5,509,528	5,306,319	5,628,150
Share capital	437,107	438,838	438,838	438,838	438,838
Shareholder’s equity	1,316,207	1,452,906	1,252,838	1,253,863	1,439,625

U.S. GAAP Data:
Net earnings (loss) from continuing operations	$172,483	$63,785	$(188,539)	$(21,330)	$(3,730)
Gain on sale of discontinued operations	—	—	—	—	163,547
Earnings from discontinued operations	3,197	4,387	5,563	8,330	9,430
Net earnings (loss) for the year	175,680	68,172	(182,976)	(13,000)	169,247
Total assets	6,508,801	6,158,635	5,616,209	5,486,009	5,783,535
Shareholder’s equity	1,523,624	1,581,431	1,396,729	1,337,573	1,510,258

(1)	Revised to reflect the adoption of the Canadian Institute of Chartered Accountants, Emerging Issues Committee Abstract 159 Conditional Asset Retirement Obligations which resulted in an adjustment to liabilities to reflect that certain of our assets have conditional asset retirement obligations associated with them as well as to reflect the classification of our Canadian radio stations and Ireland television segment as discontinued operations. See notes 1 and 14 to our audited consolidated financial statements for the three years ended August 31, 2006
(2)	Income statement data and results in the periods presented were impacted by the following business acquisitions and divestitures:

•	In September 2001 and October 2001, we disposed of our television stations, CFCF (Montreal) and CKVU (Vancouver);

•	In September 2001, we gained effective control of the National Post and began consolidating its financial results (we acquired the remaining 50% not already owned in April 2002);

•	In August 2002, through TEN Group, we acquired the remaining 40% of Eye Corp.;

•	In August 2002 and February 2003, we disposed of certain community newspapers; and

•	In September 2004, we acquired the remaining 50% of Eye Shop.

•	In October 2005 we sold a 25.8% interest in our Canadian Newspaper and interactive operations excluding the National Post to an income fund. We continue to consolidate the results of these operations with a charge to minority interest to reflect the minority share of the earnings.

•	In April 2006 we invested in our radio operations in Turkey.

•	In August 2006 we sold our 45% interest in TV3 Ireland. As a result the consolidated financial statements were revised to classify the net earnings of TV3 Ireland as earnings from discontinued operations, the cash flows of TV3 as investing, financing and operating cash flows from discontinued operations and the assets and liabilities of TV3 as assets and liabilities of discontinued operations. The consolidated financial statements of prior periods were reclassified accordingly. See note 14 to our consolidated audited financial statements for the three years ended August 31, 2006.

•	In September 2006 we sold our Canadian radio stations. As a result the consolidated financial statements were revised to reclassify the net earnings of the sold stations as earnings from discontinued operations, the cash flows as investing financing and operating cash flows from discontinued operations and the assets and liabilities as assets and liabilities of discontinued operations. The consolidated financial statements of prior periods were reclassified accordingly. See note 14 to our consolidated audited financial statements for the three years ended August 31, 2006.

(3)	Net financing expenses include interest expense, interest income, and amortization of deferred financing costs.
(4)	Loan impairments include a recovery of $9 million related to loans to Fireworks Entertainment and CanWest Entertainment, affiliated companies controlled by CanWest. Previously we had established provisions for the impairment of these loans of $11 million in 2005 and $419 million in 2004.

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

Year Ended	Average (1)		High		Low		Period End
August 31, 2002	US$	0.6358	US$	0.6618	US$	0.6199	US$	0.6415
August 31, 2003		0.6790		0.7495		0.6273		0.7220
August 31, 2004		0.7522		0.7879		0.7159		0.7595
August 31, 2005		0.8163		0.8493		0.7652		0.8411
August 31, 2006		0.8674		0.9134		0.8349		0.9047

Month	High		Low		Period End
June 2006	US$	0.9122	US$	0.8857	US$	0.8959
July 2006		0.9048		0.8727		0.8837
August 2006		0.9058		0.8793		0.9047
September 2006		0.9062		0.8858		0.8947
October 2006		0.8972		0.8760		0.8904
November 2006		0.8868		0.8715		0.8760
December 2006 (through December 5, 2006)		0.8759		0.8731		0.8759

(1)	The average of the noon buying rates on the last business day of each month during the period.

On December 5, 2006, the Bank of Canada noon rate for Canadian dollars was: US$0.8759 per CDN$1.00.

RISK FACTORS

An investment in our securities involves a number of risks. The risks and uncertainties described below are not the only ones we face. Additional risks that we currently don’t know about or deem to be immaterial may also impair our business or results of operations. When reviewing forward-looking statements contained herein, investors and others should carefully consider these factors, as well as other uncertainties, potential events and industry and company-specific factors that may adversely affect our future results. We assume no obligation to update or revise forward-looking statements to reflect new events or circumstances.

Risks Relating to Our Debt

Our substantial debt could adversely affect our financial condition and prevent us from fulfilling our obligations.

We have a substantial amount of debt. As of August 31, 2006, we had $2,767 million in consolidated long-term debt (including the current portion) and consolidated shareholder’s equity of $1,440 million, resulting in a total debt to capitalization ratio of 66%. Our consolidated debt at August 31, 2006 includes obligations under our senior notes, our senior subordinated notes and our credit facility, as well as the debt of our consolidated subsidiaries, TEN Group, CanWest MediaWorks (NZ) Limited and CanWest MediaWorks Limited Partnership. On September 15, 2006, we utilized proceeds in connection with the sale of our interest in TV3 Ireland to partially repay our senior credit facility. As a result our consolidated debt was reduced by $179 million. As at August 31, 2006, after giving effect to the repayment, we had $2,588 million in consolidated long term debt (including current portion) and the covenants under our new credit facilities permitted additional borrowings of $242 million.

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

Based on the amount of our current indebtedness after giving effect to the income fund transactions described herein, we estimate annual cash needs of approximately $193 million to pay cash interest expense. We cannot assure you that our business will generate sufficient cash flow or that future borrowings will be available to us in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. If our future cash flow from operations, including distributions from our non-wholly-owned subsidiaries and investments, and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional equity capital or restructure or refinance all or a portion of our debt on or before maturity. We cannot assure you that we will be able to refinance any of our debt on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt and other future debt may limit our ability to pursue any of these alternatives.

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

Risks Relating to Our Business

Control of CanWest by Holders of Multiple Voting Shares

We are a wholly owned subsidiary of CanWest. Mr. David A. Asper, Ms Gail S. Asper and Mr. Leonard J. Asper (collectively, the “Family Members”), each of whom is an officer of CanWest, each beneficially owns 25,595,325 multiple voting shares of CanWest, representing in aggregate all of the multiple voting shares of CanWest.

The Family Members and certain of their respective wholly-owned holding corporations have entered into a Shareholders’ Agreement under which the parties have granted to each other certain rights and obligations with respect to the holding and disposition of securities of CanWest. In addition, each of the parties to the Shareholders’ Agreement that holds securities of CanWest has agreed to vote such securities held by it in favour of individuals nominated by the Family Members (or their representatives) as directors of CanWest and who together constitute at least a majority of the directors of CanWest but as close to a simple majority as possible. The Shareholders’ Agreement provides that each Family Member (or representative) is entitled to nominate an equal number of CanWest’s directors. (The Board of Directors of CanWest MediaWorks has the same composition as the Board of Directors of CanWest). Such parties holding securities of CanWest have also agreed to vote such securities on all other matters submitted to a vote of shareholders of CanWest as determined by the Family Members (or their representatives).

Accordingly, the Family Members (or their representatives) exercise a controlling influence over the business and affairs of CanWest and have the power to determine all matters submitted to a vote of shareholders of CanWest where the multiple voting shares and subordinate voting shares vote together as a single class, including the election of directors and the approval of significant corporate transactions such as certain amendments to the articles of incorporation of CanWest, the sale of all or substantially all of CanWest’s assets and certain business combinations involving CanWest. Because we are a wholly-owned subsidiary of CanWest, the controlling influence of the Family Members over CanWest gives the Family Members similar influence over our affairs. The interests of the Family Members may differ from those of investors in our securities.

Potential future acquisitions could be difficult to integrate, divert the attention of key personnel, disrupt our business and impair our financial results.

As part of our business strategy, we may consider targeted acquisitions of companies that are complementary to our business. Our future performance may be impacted by our ability to identify appropriate businesses to acquire, negotiate favorable terms for such acquisitions and then effectively and efficiently integrate such acquisitions into our existing businesses. If we finance acquisitions by issuing additional debt, it may worsen the risks we already face as a result of our significant outstanding debt. Acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations of the target company and realizing the anticipated synergies of the combined businesses;

•	diversion of our financial and management resources from existing operations;

•	potential loss of key employees, customers and strategic alliances from either our current business or the target company’s business;

•	assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company’s services;

•	inability to generate sufficient net income to justify the acquisition costs; and

•	the recording of goodwill and other intangible assets which may be subject to potential impairment that could harm future financial results.

We operate in highly competitive industries.

Participants in the broadcasting and publications industries depend primarily upon the sale of advertising and paid subscriptions to generate revenue. Competition for advertising, subscribers, viewers, listeners, readers and distribution is intense and comes from broadcast television stations and networks and specialty cable channels; radio; local, regional and national newspapers; direct mail; magazines and free publications; direct mail; out-of-home advertising; on-line advertising products; and other communications and advertising media that operate in these markets. Our competitors include both privately-owned companies and government-owned market participants. In addition, there is increasing consolidation in the Canadian broadcasting, publications and other media industries and competitors increasingly include market participants with interests in multiple industries and media. We cannot assure you that existing and future competitors will not pursue or be capable of achieving similar or competitive business strategies. Some of our competitors have greater financial and other resources than we do. Our ability to compete successfully depends on a number of factors, including our ability to secure popular television programs and high quality editorial content, our ability to achieve high distribution levels and subscriptions and our ability to generate advertising revenue. We cannot assure you that we will be able to compete successfully in the future against existing or potential competitors, or that increased competition will not have a material adverse effect on our business, financial condition or results of operations.

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

Our operations rely upon information systems and technology and other manufacturing systems.

Our operations rely upon information technology systems, and complex broadcasting and printing equipment, in order to produce and distribute our products. These information technology systems and broadcasting and printing equipment may be vulnerable to unauthorized access, computer viruses, system failures, human error, natural disasters, fire, power loss, communications failure, or acts of sabotage or terrorism. If a significant disruption or repeated failure was to occur, our revenue could be adversely affected. There may also be significant costs incurred as a result of such disruptions or failures which may adversely affect financial performance or capital expenditure levels.

Our editorial content can be controversial and may result in litigation.

In the ordinary course of our business, we have had, and may continue to have, litigation claims filed against us, most of which are related to the publication of our editorial content. While we maintain insurance against litigation from claims arising out of errors and omissions, some claims may not be insured. In the event that a judgment is rendered against us, our future insurance claims may be adversely affected.

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

Approximately 42% of our employees are represented by unions and covered by collective bargaining agreements. Any strikes, lock-outs and other form of labor protests could disrupt operations and could have a material adverse effect on our business, financial conditions or results of operations.

Approximately 53% of our Canadian broadcast employees are unionized and are employed under a total of 15 collective agreements. One of these agreements is currently in negotiation. In our fiscal year 2007, 11 of these agreements will expire.

Thirteen of our Canadian broadcasting bargaining units are represented by the Communications, Energy and Paper-workers Union of Canada (CEP). In April 2001, this union applied to the Canadian Industrial Relations Board (CIRB) to amalgamate all of the CEP broadcast bargaining units into a single bargaining unit. In March 2005, the CIRB decided that the 13 units should be merged into three units in the Maritimes, Ontario and Western Canada. Both parties requested reconsideration of the decision and in March 2006, the CIRB overturned the decision. CIRB hearings are scheduled for December 2006 to determine the appropriate number of bargaining units. If the CEP is successful with this application and the CIRB imposes a single bargaining unit on the parties, labour conflicts may involve larger numbers of employees in some or all of our CEP represented stations increasing the cost and disruption to our business from strikes, lockouts or other forms of labour protest.

Approximately 49% of our Canadian publications employees are employed under a total of 41 collective bargaining agreements. Fifteen of these collective agreements expire in our fiscal 2007. In general, our collective agreements cover operations at individual publications or business locations, rather than multiple locations. We may not be able to renew these collective agreements on satisfactory terms or at all, and we may experience strikes, lockouts and other forms of labor protests in the future.

Approximately 40% of TEN Group’s workforce is unionized and employed under the 2005 Network TEN Enterprise Agreement. A new three year agreement was ratified during 2005.

Any strike, lock-out, or other form of labor protest could have a material adverse effect on our business, financial condition or results from operations.

We may be adversely affected by variations in the cost of newsprint.

Newsprint expense represents one of our largest raw material expenses and, after wages and employee benefits expenses and programming acquisition costs, is our most significant operating cost. Newsprint costs vary widely from time to time and price changes in newsprint can significantly affect the overall earnings of our publications operations. There can be no assurance that our publications operations will not be exposed in the future to volatile or increased newsprint costs which could have a material adverse effect on our business, financial condition or results of operations.

We rely upon key personnel for our success.

The continued success of our business will depend upon the abilities, experience and personal efforts of our senior management, including their ability to attract and retain skilled employees. The loss of the services of such key personnel could have an adverse effect on our business, financial condition for future prospects.

We maintain many well known consumer brands.

The brand names that we own are well known to consumers and are important in maintaining existing business as well as sourcing new business. Damage to the reputation of any of these brands could have an adverse impact upon our business and financial performance.

The Publications Group has historically provided a substantial portion of our cash flow from operations; distributions to us by the Limited Partnership that holds the Publications Group are subject to limitations.

Following the transfer of our investment in our Canadian newspaper and interactive operations, other than the National Post, and certain shared service operations to the Limited Partnership in October, 2005, we hold a 74.2% interest in the Limited Partnership and the Fund holds a 25.8% interest. A portion of our 74.2% interest, representing an approximately 20% interest in the Limited Partnership, is subordinated until October, 2007. Monthly cash distributions are paid by the Limited Partnership to the Fund and us out of the distributable cash generated by the operations of the Limited Partnership. We will receive a distribution on our subordinated interest in the Limited Partnership only if a distribution of at least $0.0771 per non-subordinated unit in the Limited Partnership has been paid in the most recent month and any accumulated deficiencies in such distributions during the preceding twelve months have been paid. Accordingly, we will be disproportionately affected by any shortfall in distributable cash of the Limited Partnership which could have a material adverse effect on our business, financial condition and results of operations.

We have historically received significant distributions from Australia’s TEN Group, and there can be no assurance that such distributions will continue at the same level or at all.

We have historically received significant distributions from the TEN Group, in the form of dividends and interest payments. Distributions from TEN Group amounted to $87.2 million in the year ended August 31, 2006. TEN Group maintains an A$700 million credit facility and, as at August 31, 2006, A$170 million was outstanding under this facility. Additional loans under TEN Group’s credit facility would increase TEN Group’s interest expense and could reduce the amount of cash available for distribution by TEN Group. We do not own a majority or controlling voting interest in TEN Group, nor do we exercise control over its management, strategic direction or daily operations. There can be no assurance that distributions from TEN Group will continue at a similar level or at all. A significant decline in distributions from TEN Group could have a material adverse effect on our ability to service our indebtedness.

We may be adversely affected by foreign exchange fluctuations.

Fluctuations in the values of the currencies of Australia, New Zealand and Turkey relative to the Canadian dollar have affected the comparison of Canadian dollar translated amounts over periods of time. The most significant impact relates to the Australian dollar as a result of our economic interest in TEN Group. For example, based on fiscal year 2006 net earnings from TEN Group, a 1% increase or decrease in the average rate of exchange used to translate results from TEN Group would increase or decrease our consolidated net earnings by $0.8 million, respectively. In fiscal year 2006 compared to fiscal year 2005, the average rate of exchange used to translate results from TEN Group decreased by 8%. Additionally, as of August 31, 2006, since our initial acquisition of TEN Group in 1992, we have realized a total of $10.4 million in currency translation losses arising from distributions made by TEN Group to us.

The functional currency for our Turkish radio operations is the New Turkish Lira. The NTL has, in the past, been subject to considerable volatility. As at August 31, 2006, the NTL had declined by 9% relative to the Canadian dollar since our acquisition of these operations in April 2006. Fluctuations relative to the Canadian dollar will affect the comparison of Canadian dollar translated amounts over periods of time. In addition, we realize foreign exchange gains and losses related to our inter-company loans to our Turkish operations which are denominated in NTL. For our fiscal year 2006 we recorded an $8 million foreign exchange loss on the translation of these loans.

Virtually all of our revenue is generated in the local currencies of countries in which we operate, while certain programming and other expenses are incurred in U.S. dollars. In addition, a significant portion of our borrowing is denominated in U.S. dollars and interest, principal and premium, if any, on such borrowing must be paid in U.S. dollars. As a result, we are exposed to foreign currency exchange risk. We have entered into cross currency interest rate swaps, which convert the U.S. dollar principal and interest payable under the senior subordinated notes into Canadian dollar obligations, to hedge foreign exchange rate risk. In the year ended August 31, 2006 we were required to make payments of a net amount of $119 million to re-coupon the swaps in order to maintain the fair value of our interest rate and cross currency swaps within the limits prescribed under our senior credit facility. Future exchange rate fluctuations may require us to provide additional cash or other collateral to secure our obligations in respect of our hedging transactions. This could have a material adverse effect on our ability to make payments on our outstanding indebtedness.

Changes in government regulation could adversely affect our business, financial condition or results of operations.

Changes in government regulations and policies governing broadcast television, specialty cable channels and program distribution through cable and direct-to-home satellite services, the introduction of new regulations or policies or terms of licences or treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition or results of operations.

Broadcasting operations are generally subject to extensive government regulation. Regulations govern the issuance, amendment, renewal, transfer and ownership of broadcast licences in virtually all jurisdictions and, in some jurisdictions, govern the timing and content of programming; the timing, content and amount of commercial advertising; and the amount of foreign versus domestically produced programming. In many jurisdictions, including Australia and Canada, there are significant restrictions on the ability of foreign entities to own or control broadcasting businesses.

Our Canadian television operations are regulated pursuant to the Broadcasting Act (Canada). The Canadian Radio-television and Telecommunications Commission, or CRTC, administers the Broadcasting Act (Canada), and among other things, grants, amends and renews broadcasting licences, approves certain changes in corporate ownership and control. The CRTC also may determine and implement broadcasting regulations and policies pursuant to the Broadcasting Act (Canada). The broadcasting industry in Canada is also subject to simultaneous program substitution requirements, cable priority carriage rules, specialty service access rules, content rules and foreign ownership restrictions, all of which must be adhered to. Failure to comply with CRTC regulations and conditions of licences could result in a shortening of licence terms, the addition of more onerous requirements, or in extreme cases revocation of licences.

In June 2006, the CRTC announced that it would conduct a review of certain aspects of the regulatory framework for over-the-air (conventional) television. This conventional television policy review will assess the overall economic models for conventional television and the impact of new technologies on these stations. This review is underway. In addition the CRTC has announced its intention to review the policy framework for specialty services and the Broadcast Distribution Regulations in 2007.

In June 2006 the CRTC also released a call for comments on a request by the Governor in Council to prepare a report examining the future environment facing the Canadian broadcasting system. This process will assess how new technologies have changed how Canadians communicate and interact with various media and the impact this has on the Canadian broadcasting system.

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

Our operations outside of Canada are also subject to government regulation. In Australia, our investments are subject to statutes and regulation regarding licensing, programming standards, ownership and control of commercial broadcasting services and administering the allocation of broadcasting frequency spectrum. There are a number of government media reforms currently underway which may affect our business.

In October 2006, the Australian Government adopted the Broadcasting Services Amendment (Media Ownership) Bill 2006, which when it becomes effective will remove limitations in the BSA on foreign ownership and control of the Australian media, leaving the sector to be regulated under the Foreign Acquisitions and Takeovers Act 1975 and Australia’s general foreign investment policy. It will also remove a ban on cross-ownership of newspapers, commercial television licences and commercial radio licences within the same licence area. Two new diversity tests will apply instead. These will limit a person to owning two out of three of newspapers, commercial television, and commercial radio within a single market, and will require a minimum number of voices from these three media in each market. If the minimum number of voices is reached then no further cross ownership will be allowed to occur. The legislation could have a significant impact on the competitive environment in which we operate in Australia. Relaxation of the ownership restrictions may lead to further consolidation in the Australian media sector and allow our competitors to strengthen their positions. If we are unable to successfully adapt to changes in Australian competitive and regulatory environment, our business may be adversely affected.

The Australian Government has also adopted the Broadcast Legislation Amendment (Digital Television) Bill 2006 which amends Australia’s digital television framework. The legislation allows commercial free-to-air broadcasters to multi-channel a service in high definition, “HD”, from January 1, 2007, and will allow standard definition, “SD”, multi-channeling from January 1, 2009. Currently, digital transmissions are limited to simulcasts of existing analogue channels. There is a risk that multi-channeling will increase content costs and fragment the television audience, having a negative impact on Network Ten’s revenue.

In addition, the Australian Government has announced that two new national digital channel licences will be auctioned next year. The government has not released the full details of the auction process or the full conditions that would apply to the new licences, although they have indicated that they cannot be used to offer a commercial broadcasting service. These services may also negatively impact Network Ten’s audience share and advertising revenues in the medium to long term.

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

The radio industry in Turkey is subject to government regulations and policies, including rules related to licensing, ownership and programming standards. There can be no assurances that any changes to the rules or regulations will not have a material adverse affect on the business, financial condition or results of operations of our Turkish subsidiaries and investments or our ability to maintain our ownership interests in our Turkish subsidiaries and investments.

The CRTC and other applicable broadcasting regulatory authorities have the authority to revoke or not renew our existing broadcasting licences or may decline to grant us new licences on acceptable terms or at all.

Our CRTC broadcasting licences must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. The CRTC considered our applications for the renewal of all of our Canadian conventional television station licences, except CJNT (Montreal) in 2001. New licences were granted with effect from September 1, 2001 for the maximum seven-year term. We were given an administrative renewal for our CJNT licence such that it will now expire with our other conventional licences in 2008. Our licence for TVtropolis (formerly Prime TV) was renewed in 2004, for the maximum seven-year term and our licences for our Category 1 and Category 2 digital specialty channels expire in 2009.

While CRTC regulations and policies do not require CRTC approval before a broadcaster purchases an unregulated media entity, such as a newspaper, the CRTC considered the issue of our cross-media ownership at licence renewal proceedings. The CRTC has expressed its support for the promotion of diversity in broadcasting expression at a local and national level, primarily with respect to news voices, and has the power to preserve diversity of voices and prevent or address the emergence of undue competitive advantage on behalf of one licencee where it is found to exist. As a condition of the licence renewals for our conventional television stations in 2001, the CRTC directed us to abide by its proposed code of conduct respecting the maintenance of separate management over the television and print news operations. There can be no assurance that, in future licence renewal proceedings, the CRTC will not require us to take measures which could have a material adverse effect on the integration of Canadian publications assets with our broadcasting assets and our ability to continue to realize certain of the anticipated benefits of acquiring our Canadian publications operations.

Our New Zealand radio operations hold broadcasting licences that will expire in 2011. All VHF television licences expire in 2015. Both television and radio licences have rights of incumbency. Discussions with government on the renewal of our FM radio frequencies in 2011 were successfully concluded during the 2005 financial year. As a consequence, we expect to pay approximately $40 million as a one time cash payment in 2011 to renew all of our FM radio frequencies for a further 20 years until 2031. It is expected that negotiations for renewal of New Zealand television frequencies will commence within the next year.

The licences held by Network TEN’s stations in Sydney, Melbourne, Brisbane and Perth were renewed in 2002 and will be subject to renewal by the Australian Communications and Media Authority in 2007. The licence for Network TEN’s Adelaide station was renewed in 2004 and will be subject to renewal in 2009. Licences in other jurisdictions are also subject to renewal from time to time. Our inability to renew any of our licences or acquire new interests or licences on acceptable terms, or at all, could have a material adverse effect on our business, financial condition or results of operations. To date, we have not had a licence renewal declined.

In 1994, the Turkish regulator issued legislation pertaining to new procedures for the allocation of broadcasting frequencies and issuance of broadcasting licences. The legislation has not become effective and no date has been established for it to come into force. Consequently, the broadcasting frequencies allocated and licences issued to the Company are of an indefinite term. The inability to obtain permanent frequency allocations and licences from the Turkish regulator on acceptable terms could have a material effect on our business, financial condition or results of operations.

We may not be successful in defending a lawsuit which has been commenced against CanWest and certain of our subsidiaries.

On March 5, 2001, certain plaintiffs who owned a 29.3% interest in CanWest Broadcasting Ltd., or CBL, filed a statement of claim with the Ontario Superior Court of Justice against us, certain of our subsidiaries and Israel Asper (the “Ontario Action”). The plaintiffs claimed, among other things, that the defendants:

•	acted in a manner that is oppressive and unfairly prejudicial to the plaintiffs;

•	improperly favored the interests of the defendants over the interests of CBL and the plaintiffs (including the diversion of corporate opportunities);

•	owe fiduciary duties to the plaintiffs; and

•	wrongly terminated certain contracts with the plaintiffs and replaced them with non-arm’s length contracts.

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

This action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. By a statement of claim dated April 5, 2004, issued in the Manitoba Court of Queen’s Bench, the plaintiffs commenced a suit against the defendants noted above as well as Leonard Asper, claiming in substance the same matters as in the Ontario Action and as well that the amalgamation was oppressive to the interests of the plaintiff. The plaintiffs are seeking, among other things, damages of $405 million (including aggravated and punitive damages).

The defendants filed a statement of defense and counterclaim on June 20, 2005. In its defense and counterclaim, the defendants deny the plaintiffs’ claim for damages and further assert that by not dissenting to the amalgamation the plaintiffs waived or are estopped from asserting claims in the action, including for appraisal, fair value or oppression. The defendants also plead that the plaintiff’s claim is barred with respect to any matter, facts, or conduct prior to six years preceding the filing of the statement of claim in Manitoba. In its counterclaim, CanWest (plaintiff by counterclaim) claims against the plaintiffs (defendants by counterclaim) repayment to CanWest of the difference between the fair value of the shares held by the defendants in CBL and $57.7 million.

The defendants filed a reply and defense to CanWest’s counterclaim on September 6, 2005.

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

Although we are required to consolidate our interest in the TEN Group, we do not own a majority voting interest in the TEN Group. We do not control its management or strategic direction, and we are not permitted under Australian law to own more than 15% of the equity of TEN Group.. The TEN Group may take actions that could have a material adverse effect on our economic or ownership interest in such entities.

We do not own a majority voting interest in the companies that own the Turkish broadcast licences and we are not permitted under Turkish law to have an equity interest in more than one broadcast licence and our ownership is restricted to 25% equity ownership of the licence.

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

We may be adversely affected by changes to our insurance coverage.

We believe that our current levels of property and casualty insurance and director and officer liability insurance coverage adequately address all material insurable risks, provide coverage that is similar to that which would be maintained by prudent owners of similar businesses and assets, and are subject to deductibles, limits and exclusions which are customary or reasonable given the cost of procuring insurance and current operating conditions. However, there can be no assurance that (i) such insurance coverage will continue to be offered on economically feasible terms, (ii) all events which could give rise to a loss or liability will be insurable, or (iii) the amounts of insurance coverage will at all times be sufficient to cover each and every material loss or claim which may occur involving our assets or operations.

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

Changes in effective tax rates or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.

Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our future tax assets and liabilities, or by changes in tax laws, regulations, accounting principles or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by taxation authorities in each of the countries in which we operate. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse effect on our operating results and financial condition.

ITEM 4. INFORMATION ON THE COMPANY

BUSINESS OVERVIEW

General

We are an international media company with interests in broadcast television, publications, radio, specialty cable channels, out-of-home advertising and interactive operations in Canada, Australia, New Zealand, Malaysia, Indonesia, Singapore, Turkey, the United Kingdom and the United States.

In Canada, we are a major multi-platform media company, with television, publications, radio and interactive operations that serve common geographic areas, providing our viewers, readers and advertisers with extensive local, regional and national coverage. We own and operate the Global Television Network, which covers approximately 97% of Canada’s English-language market. In addition, in Canada we own and operate our five CH channels which provide second coverage with distinct programming in four major markets and a number of analogue and digital specialty channels. We are also the largest publisher of daily newspapers in Canada with aggregate daily paid circulation of 1.3 million copies representing approximately 35% of Canada’s average English-language daily newspaper total weekly paid circulation, and an estimated average weekly readership of 4.8 million people In addition, we own an extensive collection of internet websites providing content of local, regional and national interest.

We believe the combination of our media assets in Canada provides us with a number of competitive advantages, including the ability to:

•	provide advertisers with multi-platform media advertising solutions designed to reach a mass audience or to target specific demographic or special-interest groups;

•	leverage the news and information production resources of our broadcasting, publications and internet operations to provide our audiences with superior depth and scope in local, regional and national coverage; and

•	cross-promote our brands, programs and other content across our various media platforms.

We also own significant interests in media properties in other markets. In Australia, we own a 56.4% economic interest in TEN Group, which owns Network TEN, one of three privately-owned national television networks. TEN Group also owns Eye Corp, an out-of-home advertising company with operations in Australia, New Zealand, Indonesia, Singapore, Malaysia, the United Kingdom, and the United States. In New Zealand, we own a 70% interest in CanWest MediaWorks (NZ), which operates two national television networks, 3 and C4, and a leading group of radio stations, RadioWorks. In Turkey we operate four radio stations and in the U.K. we operate one radio station and we are preparing to launch a second radio station.

For the year ended August 31, 2006, we generated revenue of $2,879 million and had net earnings of $190 million, compared to revenues of $3,032 million and net earnings of $5 million in the prior year.

Business Strategy

In the consolidating and converging media landscape, our objective is to increase our revenue and operating income before amortization by leveraging our media platforms and acquiring, developing and controlling content. To achieve this objective, we intend to:

•	Offer comprehensive advertising solutions. Our broad range of media platforms allows us to deliver multi-platform solutions to our advertising clients. We are able to sell flexible packages of advertising across various media in local, regional and national markets. Our Canadian television, publications and internet platforms provide advertisers with an effective means to reach a mass market or to target specific demographic and special interest groups. In New Zealand, our combination of a national television network and urban and rural radio networks allows us to design advertising solutions tailored to our clients’ needs.

•	Leverage content. By creating our own news and sports content and purchasing or commissioning entertainment content from our affiliates and others, we are able to supply our own platforms and syndicate our content to non-competing media outlets, reducing our effective costs. The combination of our television, publications and internet platforms makes us a leading owner and provider of content in Canada. Our news and information organization provides extensive resources to develop content for delivery across our multiple distribution platforms and enables us to provide complete and in-depth coverage of local, regional and national news and information to our audiences.

•	Cross-promote and co-brand our properties. The geographic overlap of our television, publications, radio and internet platforms enables us to cross-promote our properties in order to grow audiences, strengthen brand recognition and increase advertising revenue. For example, in Canada we use our newspapers to promote our television programs and websites. Our variety of platforms also enables us to pursue co-branding and brand extension opportunities.

•	Expand operations in other markets including emerging markets. We intend to develop and acquire additional media assets in our existing markets and expand into other markets where we believe there to be opportunities to utilize our expertise.

•	Improve efficiency and reduce operating costs. We continually pursue opportunities within our operations to improve efficiency and reduce operating costs through the use of technology and by consolidating common functions to reduce duplication of effort.

History and Development of the Company

Overview

CanWest MediaWorks Inc. (formerly CanWest Media Inc.) was incorporated in Canada under the Canada Business Corporations Act (Canada) on September 28, 2000 as an indirect wholly-owned subsidiary of CanWest Global Communications Corp., for the purpose of acquiring 100% of the common shares of Global Television Network Inc., a wholly-owned subsidiary of CanWest Global Communications Corp. and to consummate the acquisition of CanWest Publications. On November 18, 2004, CanWest Media Inc. amalgamated with its immediate parent, 3815668 Canada Inc., to form a new company also called CanWest Media Inc. On September 1, 2005, CanWest Media Inc. simplified its corporate structure by amalgamating with fourteen of its wholly-owned subsidiaries to form a new company called CanWest MediaWorks Inc.

Our corporate and principal office is located on the 31st Floor, CanWest Global Place, 201 Portage Avenue, Winnipeg, Manitoba, R3B 3L7. Our telephone number is (204) 956-2025. We have appointed CanWest International Corp., a Delaware corporation, as our authorized agent. CanWest International Corp.’s address is c/o Corporation Service Company, 2711 Centerville Road, Wilmington, Delaware 19808.

Significant Developments in Fiscal Year 2006

Significant developments during fiscal year 2006 included the following:

•	Sale of TV3 Ireland. In August 2006, we completed the sale of our 45% interest in TV3 Ireland for net proceeds of $179 million. In September 2006, these proceeds were used to reduce our advances under our senior credit facility.

•	Eye Corp expansion. During 2006, Eye Corp, our Australia based out-of-home advertising operation successfully pursued its strategy of further expansion in the Asian markets as well as in the United States and Europe. The results of this program include winning media tenders for the Manchester Airport in the UK and for the Singapore Changi Airport.

•	Turkish Radio Investment. In April 2006, we completed our investment in Super FM, Metro FM, Joy FM and Joy Turk FM for cash consideration of $74 million. The principal business activity of these companies is the operation of radio stations. We have a 20% equity interest in Super FM and no equity interest in Metro FM, Joy FM and Joy Turk FM. We have provided financing to a third party to indirectly acquire the remaining equity interest in each station and also hold an option to indirectly acquire 100% of the outstanding equity of each station, subject to compliance with Turkish foreign ownership restrictions. We have entered into agreements to provide operational, sales, and advisory services to each station on a fee for service basis.

•	CanWest MediaWorks Income Fund. In October 2005, we transferred our investment in our Canadian newspaper and interactive operations, excluding the National Post, as well as certain shared service operations, which provide customer support and administrative services to a new entity, CanWest MediaWorks Limited Partnership. Concurrently, CanWest MediaWorks Income Fund closed its initial public offering of units on The Toronto Stock Exchange trading under the symbol CWM.UN and invested the net proceeds of $517.0 million for units of the Limited Partnership representing a 25.8% interest. We hold a 74.2% interest in the Limited Partnership. Monthly cash distributions are paid by the Limited Partnership to the Fund and to us out of the distributable cash generated by the operations of the Limited Partnership. A portion of our 74.2% interest, representing 20% of the total units of the Limited Partnership, is in the form of subordinated units. We continue to consolidate the operations of the Limited Partnership with a minority interest charge to reflect the 25.8% ownership interest of the Fund.

•	In October 2005, the Limited Partnership obtained senior credit facilities in the amounts of $1 billion and we obtained new senior credit facilities in the amount of $500 million.

•	$517 net proceeds from the issuance of the Limited Partnership units to the Fund, $401 million in proceeds from the parent company facility, and $823 million in proceeds of Limited Partnership credit facilities were utilized to repay debt and associated cross currency interest rate swaps. These transactions resulted in a net reduction of our consolidated debt of $400 million.

•	While we continue to have substantial involvement in the operation of the Limited Partnership, its operations are directed and governed by a separate management and Board of Directors. The ongoing relationships between the Limited Partnership, the Fund and us are subject to a number of agreements as described in detail in this Form 20F under “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources- CanWest MediaWorks Income Fund and Related Transactions”.

Recent Developments

Significant developments since the end of the 2006 fiscal year include:

•	U.K. Radio Start up. Our first U.K. radio station, Original 106 fm, commenced broadcasting in October 2006 in the Solent region of England. In September 2006 we were awarded a second radio broadcast licence in Bristol, England. We expect to commence broadcasting in Bristol in the summer of 2007.

•	Our Investment in Ten Group and CanWest MediaWorks (NZ). In October 2006 the Australian government passed legislation which will relax foreign ownership restrictions and cross media ownership restrictions in Australia which we expect will be enacted in our fiscal 2007. We have engaged Citigroup Global Markets Inc. to assist us in exploring the opportunities that may arise from this change in legislation related to our investment in the Ten Group and in CanWest MediaWorks (NZ).

•	Sale of Canadian radio stations: In September 2006 we agreed to sell our Canadian radio stations for proceeds of $15 million. Closing of this transaction is subject to regulatory approval.

•	Eye Corp expansion. In September 2006, Eye Corp established an operation in the United States focused on shopping mall media. Through the acquisition of contracts and successful tenders Eye Corp now holds the media rights to approximately 300 shopping malls in the United States. Also in September 2006, Eye Corp acquired its new division, Eye Study, which operates advertising concessions in 78 post-secondary education campuses in Australia and New Zealand.

LINES OF BUSINESS

Canadian Media Operations

Canadian Television

Canadian Television Operations

We are one of the largest owners and operators of commercial broadcast television stations in Canada, as measured by both revenue and operating income before amortization. We own and operate 16 television stations licenced to provide over-the-air television broadcasting services in eight provinces. Eleven of our stations comprise the Global Television Network, which broadcasts to all major metropolitan areas in Canada, including Toronto/Hamilton, Montreal, Vancouver/Victoria, Ottawa, Calgary, Edmonton, Quebec City, Halifax, Regina, Saskatoon and Winnipeg and which covers an estimated 23.6 million people, or approximately 97% of Canada’s English-language market.

Five of our stations operate as independents under the “CH” brand with a schedule that is distinct from our Global Television Network. Our “CH” brand stations provide us with second stations covering several of the largest markets in Canada: Toronto/ Hamilton, Vancouver/ Victoria, Ottawa/Gatineau, Calgary, Edmonton, Greater Montreal and the Okanagan region in the interior of British Columbia. The programming on our “CH” brand stations is targeted at the adult audience ages 25 to 54, a more mature demographic group than the 18 to 49 year old audience targeted by our Global Television Network. Our CHCH station in Hamilton and our CHEK station in Victoria also offer a broad range of local entertainment, news and information programming, while our CH (CJNT) station in Montreal also broadcasts multi-cultural programming. Until February of 2006, CHBC in Kelowna, British Columbia was a CBC affiliate. It is now a full-fledged CH station providing a new programming stream for viewers in the Okanagan region in the interior of British Columbia.

We also own TVtropolis (formerly PrimeTV), a Canadian specialty channel providing entertainment and information programming to the “baby boomer” generation.

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

The following table sets forth the relative ranking and audience share of our originating broadcast television stations in each of their respective Designated Market Areas or Extended Market Areas for Fall 2005/Spring2006:

	Call Sign	Stations in DMA/EMA	Rank in DMA/EMA (1)	Audience Share (1)
Global Television Network:
Global Ontario	CIII	13	2	9.6%
Global Quebec (2)	CKMI	8	2	6.2
Global Vancouver	CHAN	13	2	12.1
Global Calgary	CICT	8	2	9.2
Global Edmonton	CITV	8	2	9.7
Global Winnipeg	CKND	8	2	10.0
Global Halifax	CIHFNS	8	2	7.9
Global Saskatoon	CFSK	7	2	7.8
Global Regina	CFRE	7	2	6.9
Global Saint John	CIHF-NB	8	2	6.2
Global Lethbridge (3)(4)	CISA	8	2	9.1
CH Television System:
Montreal, Quebec (2)	CJNT	8	8	1.4
Hamilton, Ontario (5)	CHCH	13	5	4.0
Victoria, British Columbia (6)	CHEK	13	4	4.6
Okanagan-Kamloops, British Columbia	CHBC	8	6	4.8
Red Deer, Alberta	CHCA	8	4	3.3

(1)	Monday to Sunday, Central Prime Time (8:00 p.m. to 11:00 p.m. in all markets except Saskatchewan and Manitoba where, due to time zone differences with U.S. border stations, Central Prime Time is 7:00 p.m. to 10:00 p.m.). For Toronto/Hamilton and Vancouver/Victoria, September 12, 2005 to December 18, 2005 and January 2, 2006 to May 28, 2006. BBM Meter Research adults ages 18 to 49. All other markets: Fall 2005/Spring 2006 average BBM Sweeps, adults ages 18 to 49.
(2)	Based on English language stations only.
(3)	BBM Area 9705 — Lethbridge area.
(4)	CISA is a repeater of CICT Calgary.
(5)	Rank and Share in the Toronto/Hamilton EMA.
(6)	Rank and Share in Vancouver/Victoria EMA.

Industry Overview

Three English-language national broadcast networks operate in Canada: the Global Television Network, the CTV television network and the Canadian Broadcasting Corporation. The Global Television Network and CTV are both privately-owned, commercial networks, while the CBC is government-owned and financed by a combination of federal government grants and commercial revenue. Several French-language networks and a number of independent stations also serve local markets. Bell Globemedia, which owns the CTV television network recently acquired CHUM, an independent television station operation. This acquisition will not be effective until regulatory approval is received. In addition to Canadian stations, Canadian viewers generally have access to U.S. stations, directly over the air, via cable or satellite.

Canada has a well-developed cable television market that provides viewers with a wide range of viewing alternatives. Most Canadians have access to a number of Canadian specialty channels as well as a number of American broadcast and cable channels. In fall 2006, there were approximately 11.4 million households in Canada with cable and/or satellite services.

A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which each Canadian cable television system with over 2,000 subscribers is required to substitute the local Canadian conventional television signal, including the Canadian commercials, for the broadcast of the identical program by a U.S. station when the two programs are broadcast at the same time. As a result, the local Canadian broadcaster’s signal and advertisements appear on two cable channels simultaneously, thereby increasing the size of the Canadian broadcaster’s audience. Direct-to-home satellite services also have program substitution obligations. Program substitution is primarily intended to compensate Canadian conventional television broadcasters that have purchased exclusive local broadcast rights for U.S. programs for the encroachment on their market by U.S. broadcasters via cable and direct-to-home satellite services.

Television broadcasting in Canada is subject to cable priority carriage rules, whereby each cable system with over 2,000 subscribers must carry the signals of local conventional television broadcasters as part of their basic service. The guaranteed carriage enjoyed by local conventional television broadcasters under these rules is designed to ensure that they reach cable households and enjoy advantageous channel placement. These rules do not apply to direct-to-home satellite services.

In addition, Canadian conventional broadcasters are required to show specified percentages of programming of Canadian origin during a broadcast day and, specifically, during the evening period averaged out over the broadcast year. The larger conventional broadcasters are also required to broadcast eight hours of priority programming (drama, music and dance, variety, entertainment magazine or regional productions) between 7 p.m. and 11 p.m. over the broadcast week. They are also required to close caption 90% of programming and 100% of news programming, to provide a minimum of four hours per week of described programming, and they have local programming and in some instances news programming commitments.

Also important to television broadcasting operations is the specialty service access rules, which require large cable systems operating in an English-language market to deliver each English-language analog specialty and Category 1 digital specialty service licenced for the area, other than certain religious services, to the extent of available channels. Similarly, direct-to-home satellite services must, distribute all Canadian analogue specialty and Category 1 digital specialty services licenced for the area, other than certain religious services. These rules help ensure wider carriage for Canadian specialty services than might otherwise be secured through negotiation with the cable companies. In addition, Canadian broadcasters are required to show specified percentages of programming of Canadian origin during a broadcast day and, specifically, during the evening period.

The following table reflects the respective share of the English-language audience held by the major Canadian networks and station groups in Spring 2006 as a percentage of both Canadian television viewership and total television viewership (which includes viewership of non-Canadian stations):

Network or Station Group	Share of Canadian television	Share of Total television
Global Television Network and our “CH” stations (1)	17.0%	11.3%
CTV	24.4	16.2
CBC	8.0	5.3
CHUM (2)	9.2	6.1
Other Canadian broadcast stations	4.8	3.2
Pay and Specialty Canadian cable channels	36.6	24.3

Total English-language broadcasting	100.0%	66.4%

Source: Bureau of Broadcast Measurement (“BBM”) Spring 2006 Sweep, Monday to Sunday, 6:00 a.m. to 2:00 a.m. adults ages 18 to 49.

(1)	Does not include our specialty cable channels.
(2)	Bell Globemedia, the parent company of CTV recently acquired CHUM. This acquisition is pending regulatory approval by the CRTC.

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

Substantially all of our acquired programming is purchased for national exposure in Canada and the majority of the programming is produced within Canada and the United States. In order to gain economies of scale, the programming is often purchased for multiple levels, including telecast rights for our specialty and digital television channels as well as our conventional television stations. Many of our programming agreements are for multi-year program supply. Such agreements are currently held with several major non-Canadian studios, including Sony Pictures Television (Columbia), and Fox. These agreements require suppliers to provide, and us to buy, pre-agreed amounts of programming over one or more years. These agreements have provided price stability for our program acquisitions and have enhanced our ability to retain highly-rated U.S. network series programming and to acquire desirable new programming while, at the same time, helping to soften the effect of the very cyclical nature of most television programs.

Both our Global Television Network and our “CH” brand stations broadcast many of the most popular programs in Canada. Among the many “hit” shows in our current program schedules are a combination of recent entrants and established programs, including Survivor, The Apprentice, Will and Grace, Las Vegas, Without a Trace,

Prison Break, Bones, House, Numbers, Deal or no Deal, Family Guy, NCIS, Extreme Makeover Home Edition,Two and a Half Men, The Simpsons, Gilmore Girls, and 24. Global Television also broadcasts world class sporting events such as NFL football (including the Super Bowl), Molson Indy, the Masters Golf Tournament and the Wimbledon Tennis Championships.

Since its launch in September 2001, Global National, Canada’s only supper-hour national newscast, has won several prestigious national awards including six from the Radio-Television News Directors Association, four Leo awards for best National newscast and best anchor as well as two Gemini awards for best anchor. Strategically, Global National has enhanced the news “brand” and credibility of many of Global television’s local news and public affairs programs with correspondents in Washington D.C., London, Tel Aviv and a large national bureau in Ottawa. The combination of local and national news at the supper hour has led to considerable expansion of news programming, especially in British Columbia, Alberta and Ontario. Global British Columbia, for example, is now broadcasting 43 hours of local news programming per week and commands one of the largest local English language news audiences in Canada.

Ratings

The following table sets forth Global Television’s audience shares and that of its primary competitors in each of the Toronto/Hamilton and Vancouver/Victoria markets for the 2005 and 2006 broadcast years. Our stations are identified by bold type.

	Audience Share in Selected Major Markets (1)
	Primetime 7PM -11PM		Rank (2)	6AM - Midnight		Rank (2)
	2004/2005	2005/2006	2005/2006	2004/2005	2005/2006	2005/2006
Toronto/Hamilton (3):
CTV-CFTO	13.4%	14.2%	1	10.1%	10.8%	1
Global Ontario – CIII	9.2	8.8	2	7.5	7.2	2
CHUM – CITY	6.2	4.6	3	3.3	5.3	3
CBC – CBLT	4.0	5.4	4	3.3	4.4	4
“CH” Brand – CHCH	3.6	3.5	5	3.2	2.9	5
CHUM – CKVR	2.3	2.1	6	1.9	1.8	7
Fox – WUTV	1.9	1.8	7	2.4	2.4	6
Rogers – CFMT	1.7	1.3	8	1.7	1.3	8
Vancouver/Victoria (4):
CTV – CIVT	14.3	12.6	1	9.8	8.1	2
Global Vancouver – CHAN	11.9	11.3	2	13.8	12.1	1
CBC – CBUT	4.7	6.2	3	4.1	5.5	4
CHUM-CKVU	5.1	4.2	4	4.0	3.5	5
“CH” Brand – CHEK	4.9	4.1	5	4.3	3.6	3
CHUM – CIVI	3.4	3.1	6	3.0	2.4	6
Independent – KVOS	1.7	1.5	7	1.4	1.3	7

(1)	Audience share among adults 18 to 49.
(2)	September 12, 2005 to May 28, 2006 and September 13, 2004 to May 29, 2005.
(3)	Based upon figures reported in this table.
(4)	BBM Toronto Meter Data, September 12, 2005 to May 28, 2006 and September 13, 2004 to May 29, 2005.
(5)	BBM Vancouver Meter Data, September 12, 2005 to May 28, 2006 and September 13, 2004, to May 29, 2005.

Advertising Sales and Revenue

Our Canadian television operations derive their revenue primarily from the sale of broadcast air time to national, regional and local advertisers. For fiscal 2006 we derived approximately 84% of the advertising revenue relating to our Canadian broadcasting operations from sales to national advertisers and the balance from sales to regional and local advertisers. Under the terms of our broadcasting licences, our Global Ontario and Global Quebec stations may sell broadcast air time only to national advertisers.

Canadian Publications

Our Canadian Publications operations are comprised of our newspaper and interactive operations which are operated by the Limited Partnership as well as the National Post. We are the largest publisher of daily newspapers in Canada, as measured by paid circulation, readership and revenue. Our publications include 10 daily metropolitan newspapers, all of which serve markets also reached by our broadcast television signals. In addition, we own and operate two other daily newspapers, 21 non-daily community newspapers, and a number of shopping guides and newspaper related publications in British Columbia as well as an interest in a joint venture to produce free commuter publications. We also own The National Post, one of Canada’s two national daily newspapers.

Our newspapers have an aggregate daily paid circulation of 1.3 million copies, representing approximately 35% of Canada’s daily average English-language newspaper circulation, and an estimated average weekly readership of 4.8 million people in 2005. Most of our newspapers have the highest circulation among publications in their markets. The high cost associated with starting a major daily newspaper operation constitutes a barrier to entry to potential new competitors to larger daily newspapers. While internet advertising may become more competitive in the future, it has not yet had a significant impact on revenue or operating income before amortization of our publications assets.

Industry Overview

The Canadian newspaper industry is comprised of over 100 daily paid circulation newspapers and numerous non-daily paid and free-distribution publications. The industry is mature and is dominated by a small number of major publishers. We are the largest newspaper publisher in Canada, with 28% of paid circulation in 2006 (35% of English language paid circulation), ahead of Torstar Corporation (14%), Quebecor (21%), Power Corp. (10%), The Globe and Mail (7%), Osprey Media Income Fund (6%) and others (14%).

Total Canadian daily newspaper industry revenue was $3.4 billion in 2005, with 78% derived from advertising and the balance of 22% coming from circulation. Advertising revenue and, to a lesser extent, circulation revenue are cyclical and dependent upon general economic conditions. Historically, increases in advertising revenue have corresponded with periods of economic growth, while decreases have corresponded with general economic downturns and regional and local recessions. Daily newspaper advertising revenue increased compared to the prior year by 2%, or $48 million, in 2005 to $2.7 billion. In 2004, daily advertising revenue increased by 3.0%, or $80 million following an increase of 0.8%, or $18.8 million in 2003. Declines in 2001 and 2002 followed six successive years of growth from the $1.8 billion posted in 1994.

Daily newspaper circulation revenue has been stable for the past ten years. From 2004 to 2005, average Canadian daily newspaper circulation revenue increased by $44 million or 6% to $789 million. The median single copy price for a weekday edition of a Canadian daily newspaper increased to $0.80 in 2005 from $0.65 in 1995. The industry has seen slight declines in circulation volumes. Total newspaper circulation of 4.8 million copies in 2005 compared to 5.3 million copies in 1995. In spite of the decline in circulation, newspaper readership (as measured by NADBank, 2005) has remained relatively stable as a result of an increase in the number of readers per copy. Daily newspapers weekly readership in ten major Canadian markets remained stable at 10.3 million readers in 2005 compared to 10.4 million in 2004.

Daily Newspapers

The Limited Partnership publishes 10 daily metropolitan newspapers (nine broadsheets and one tabloid) and two other daily newspapers (broadsheets). The average age of its daily newspapers is 124 years old. The Limited Partnership’s newspapers have consistently been recognized for the quality of their content, having received numerous nominations and awards

The following table sets forth our paid daily circulation for our daily newspapers other than the National Post and their respective readership statistics as of the dates noted.

Publication	Market	Established	Total Daily Paid Circulation(1)	Weekly Readership(2)	Market Position(3)		Local Newspaper Market Share(1)(6)
The Vancouver Sun	Vancouver	1912	170,272	866,000	2	(4)	100	%(7)
The Province	Vancouver	1898	147,614	880,200	1
The Gazette	Montreal	1778	131,893	563,300	1	(5)	100%
Ottawa Citizen	Ottawa	1845	128,733	487,100	1
Edmonton Journal	Edmonton	1903	125,887	462,000	1
Calgary Herald	Calgary	1883	120,015	487,300	1
The Windsor Star	Windsor	1918	69,185	209,900	1		100%
Times Colonist	Victoria	1858	71,485	203,000	1		100%
The StarPhoenix	Saskatoon	1902	55,710	138,100	1		100%
Leader-Post	Regina	1885	50,254	121,200	1		100%
Nanaimo Daily News	Nanaimo	1874	7,702	n.a.	1		100%
Alberni Valley Times	Port Alberni	1919	5,159	n.a.	1		100%

Total			1,083,909

Notes:

(1)	Source: September 2006 ABC Publisher’s Statements, as filed to ABC, subject to audit.
(2)	Source: NADbank Weekly Readership of daily paid circulation newspapers by Resident Market, NADbank 2005 and NADbank ‘05/’06 studies (based upon 6/7 day cume, adults 18+). cumulative readership for Vancouver Sun and Province, Ottawa Citizen and Montreal Gazette
(3)	As measured by paid circulation and readership.
(4)	Second to The Province, which is also owned by the Limited Partnership.
(5)	Number one English-language newspaper; number three overall.
(6)	Based upon total weekly paid circulation of English-language local daily newspapers.
(7)	Includes The Vancouver Sun and The Province.

The National Post had daily circulation of approximately 212,492 for the six months ended September 30, 2006 and estimated weekly readership of 1,507,900. As a national newspaper, The National Post is second in its market position to the Globe and Mail. In Toronto the National Post competes with the Toronto Star and The Toronto Sun.

The National Post is printed at our facilities in Calgary, Montreal and Ottawa, and by third-party printing contractors in Vancouver, Winnipeg, Toronto and Borden.

Free Daily Publications

In March 2005, the Limited Partnership entered into a joint venture with Metro International and Torstar to publish English-language free daily newspapers in various Canadian cities. The Limited Partnership and Torstar have a 37.5% interest, and Metro International a 25% interest in the venture (subject to certain buy-sell rights between the partners). Metro International holds warrants which, subject to changes in Canadian law relating to the foreign ownership of newspapers, allow it to increase its ownership interest to 33.3%, which would in turn decrease the ownership of each of the Partnership and Torstar to 33.3%. The joint venture launched Metro, a free daily newspaper targeted to young urban commuters, in March of 2005. While Metro is distributed in a number of cities across Canada, our involvement is currently limited to the Metro newspapers distributed in Vancouver and Ottawa.

Non-Daily Newspapers

The Limited Partnership publishes 21 non-daily newspapers distributed in various communities in British Columbia, all of which are free distribution publications. The free distribution newspapers are generally delivered to every household in the respective regions in which they operate, thereby providing advertisers with total market coverage.

Lower Mainland Publishing Group (“LMPG”) publishes 12 community newspapers that run two or three times per week, providing complete market coverage of the Lower Mainland of British Columbia. The Vancouver Island Newspaper Group (“VING”) publishes five bi-weekly and four weekly newspapers on Vancouver Island in British Columbia. All of the VING newspapers are printed at the Nanaimo Daily News production plant.

Online Newspaper Operations

The Limited Partnership’s online newspaper websites extend the daily print editions of its newspapers to the internet. Through our expertise in converting printer files to web-friendly formats, we publish HTML versions of all of our daily newspapers, which serve as both online publishing and marketing platforms. Headlines and selected stories are available to the public, while complete and full editorial content is available to paying subscribers. The websites are also expected to serve as customer relationship tools, promoting subscriptions to the print editions, allowing for the purchase or renewal of print subscriptions, permitting notification of vacation stops and re-activations, and processing of billing inquiries, all via the internet. Future enhancements to subscriber value include special web offers and promotions, and exclusive access to premium editorial content and tools.

The Limited Partnership also publishes electronic editions of all of its major daily newspapers. These electronic editions are published daily and are available on a paid subscription basis (with reduced subscription rates for print newspaper subscribers). Readers of the electronic editions of our newspapers in this format are able to view page layouts, photos and advertisements exactly as they appear in the print edition of the newspaper. These electronic editions are particularly user-friendly and appeal especially to readers who may be traveling or who reside outside a newspaper’s area of circulation.

Classified Advertising Websites

We bring local newspaper classified advertising and listings to the internet and in doing so, we believe that we are converting our print classified business into a series of strong brands in various categories. Websites such as working.com (careers), renting.ca (real estate rentals), driving.ca (autos), remembering.ca (obituaries), celebrating.com (announcements) and connecting.com (personals) leverage existing customer relationships and give customers the opportunity to extend the reach of their advertising to internet consumers. For example, working.com which was enhanced in May 2006 extends the reach of the Working section of our newspapers to the internet.

In October 2005, the Partnership re-launched driving.ca, the online extension of the Partnership newspapers’ Driving sections. Since introduction, the new driving.ca website has generated over 64,000 phone and email leads to over 500 subscribing auto dealers. Remembering.ca, the Partnership’s online obituaries site, was also re-launched in August 2006 to include enhanced content and functionality which permits consumers to place an insertion order for obituaries and “in memoriams.” renting.ca, an online real estate website was launched in six Canadian cities in fiscal 2006, including Vancouver, Ottawa and Montreal, to offer property managers and private landlords the opportunity to place advertising listings the increasingly competitive online rental properties market.

Revenue from online newspaper operations and classified websites is reported as part of our Publications and Interactive segment. Combined revenue from these initiatives has been growing rapidly from $3 million for the year ended August 31, 2003 to $24 million for fiscal year 2006.

Canadian Publications Operations

Newsprint

Newsprint comprised approximately $130 million, or 13% of the total costs of our publications operations for the year ended August 31, 2006 and $130 million, or 13% for the year ended August 31, 2005. Newsprint is a commodity that can be subject to considerable price volatility; however, pricing has been relatively stable over the past two years. In fiscal 2006 our cost of newsprint increased by 4% as compared to the prior year. Our publications operations used approximately 172,000 metric tons of newsprint for the year ended August 31, 2006 as compared to approximately 180,000 metric tons for the previous fiscal year.

Advertising Sales and Revenue

Approximately 70% of newspaper advertising sales are generated locally, with each newspaper having a large sales force and classified advertising call center. The remainder of advertising sales is generated from national and multi-market retail accounts. For the year ended August 31, 2006, we derived approximately 77% of our total revenues from advertising and approximately 20% from subscriptions.

Canadian Interactive Operations

Our internet and new media strategy is to create a strong internet presence to leverage our content across multiple platforms, provide integrated solutions to our advertisers and to cross-promote our publications, broadcasting and internet operations. We intend to capitalize on the promotional capabilities of our publications and broadcasting assets to create Canada’s leading network of local content websites. The internet is complementary to our existing businesses and a significant potential source of revenue.

Our internet operations include the following:

canada.com

Operated by CanWest Interactive, canada.com is a comprehensive 24/7 online news, entertainment and information network leveraging the content, brands and customer relationships of leading media properties across Canada. canada.com is a leading Canadian news and information site 3.5 million unique users per month (Source: comScore Media Metrix, 6-month average, March through August 2006). canada.com is uniquely positioned to provide a “Canadian perspective” regarding news, events and information of all kinds to Canadians, as well as visitors from around the world.

The canada.com network hosts the websites and electronic editions of our daily newspapers, the National Post and Dose, as well as those of our television networks. For these properties, canada.com offers a platform to extend reach, market and promote key off-line activities, and build and reinforce relationships with respect to both advertisers and end-users. canada.com’s thirteen City Guides reinforce our media properties in our local communities and provide advertisers with additional opportunities for locally-targeted online promotion. The canada.com network also hosts two WAP-enabled wireless portals (canada.com and dose.ca).

Through its arrangements with world-class technology and content providers, canada.com provides a number of personalized online tools, including free e-mail, internet search, online shopping and many additional services. canada.com also provides up-to-date international, national and local news coverage from our newspapers, and Global television news, third-party newswire services and our own network interactive news bureaus. Our city portals, such as canada.com/vancouver and canada.com/ottawa, offer local news, weather, and services information.

canada.com, along with our newspaper websites, was re-designed and re-launched in November 2006 to provide users with enhanced graphics, content and functionality. The re-designed sites also offer more effective navigation to our online classified advertising portals and among the newspaper websites. The network-wide integration of editorial content from our newspapers with video from our Broadcasting assets provides advertisers with an opportunity for multiplatform online promotion.

Business-to-Business: FPinfomart.ca

FPinfomart.ca is one of Canada’s largest online news and business research services, providing businesses, government and the non-profit sector with more than 275 Canadian and international news sources on web-based and wireless platforms. Sources include major Canadian, U.S. and British daily newspapers (including the Partnership’s daily newspapers and the CanWest Group’s National Post) and newswires, regional community papers, television and radio news transcripts, corporate databases, specialty trade journals and magazines.

FPinfomart.ca is a subscription-based service that provides a wide range of products to support desktop and cross-organizational research, media-monitoring and distribution of results. FPinfomart.ca can be used by its subscribers for online media monitoring and analysis, archival research using the newspapers in the database, and in-depth research on 4,400 publicly traded and approximately 580,000 Canadian companies carried in FP Advisor. In Fiscal 2006, FPinfomart added to its product line a live video module to enable media-monitoring to clients to receive relevant video clips from over sixty Canadian news broadcasts matching their research profile within minutes of broadcast.

Based upon proprietary technology, FPinfomart Mobile (FPinfomart.ca’s wireless internet platform) is available on a premium subscription basis. FPinfomart Mobile is intended to broaden the base of FPinfomart.ca’s subscribers by enabling them to access information “on the go”.

Through FPinfomart’s licensing activities, we also generate revenue and extend our brand reach through the electronic distribution of our newspapers and corporate data via international third party channels such as Lexis Nexis and Factiva.

FP DataGroup

For 75 years, FP DataGroup has been a leading, unbiased source for corporate and financial information on publicly-traded Canadian companies and mutual funds.

FP DataGroup offers a full-range of financial information products, both online and in print. Money managers, investment professionals, individual investors and information professionals use FP DataGroup’s products to make investment decisions and perform in-depth research on Canadian companies and industries. FP DataGroup’s subscribers have electronic access to data through FPinfomart’s FP Advisor module.

Canadian Operations Sales and Marketing

Our broad range of media platforms allows us to deliver multi-platform solutions to our advertising clients. We are able to sell flexible packages of advertising across various media in local, regional and national markets.

Television Sales

Television revenues are split approximately 84% national sales and 16% local sales. National sales are driven predominantly from three markets, Toronto (93%), Montreal (5%) and Vancouver (2%). Each market has a national sales force. Almost all national accounts enlist the services of agencies to procure their advertising placement. There are five major agencies that are responsible for about 55% of the national business. On the local side each television station has a dedicated local sales force, which is responsible for all local and regional sales derived from that marketplace. All rates, sales policies and guidelines are driven from our central sales office in Toronto, Canada, CanWest MediaWorks, Sales and Marketing.

Newspaper sales

Approximately 70% of newspaper advertising sales are generated locally with each paper having an outside and inside sales force and classified advertising call center.

The balance of the advertising is generated by national and large multi-market retail accounts. These advertisements are sold by the national sales group operated by CanWest MediaWorks, Sales and Marketing with three offices in Canada and contract representatives in the U.S.

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

Industry Overview

Australia has five national broadcast networks and three major regional commercial networks. Two of the national broadcast networks, the Australian Broadcasting Corporation and the Special Broadcasting System, are government-owned and largely commercial-free.

Three national networks, Seven, Nine and Network TEN, are privately-owned and broadcast commercial television to substantially all of the Australian population, including the major metropolitan areas of Sydney, Melbourne, Brisbane, Adelaide and Perth. The regional networks are independent of the metropolitan networks but have affiliate program supply arrangements which allow them to rebroadcast the bulk of the “metropolitan networks” programming.

Australia also has two metropolitan pay television operators and one regional pay television operator, which broadcast primarily via cable and direct to home satellite delivery technologies. The metropolitan pay television operators, Foxtel and Optus, have a total of just under 1.3 million subscribers. Regional operator, Austar, has approximately 570,000 subscribers. While pay television operators have been permitted to broadcast paid advertising since July 1997, federal legislation requires that subscription fees remain the predominant source of revenue for pay television operators.

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

Network TEN purchases most of its non-Australian programming from major U.S. studios. It has acquired Australian rights to shows that are popular with its target audience, such as Medium, NCIS, House, The Simpsons, and the Law & Order franchise. By obtaining “run of series” commitments, Network TEN ensures these series remain with the network for as long as they are produced. In addition, Network TEN enters into multi-year supply agreements with U.S. and other non-Australian production companies in order to acquire Australian rights to desirable programming at fixed prices.

Network TEN produces news, local sports and a limited number of other programs in-house, while entertainment programs are acquired from independent Australian producers. In-house productions include: the sports programs, Sports Tonight and RPM, the news program, Meet the Press, the reality based cooking program, Ready, Steady, Cook, and the afternoon children’s program, Totally Wild. Entertainment programs commissioned from Australian production companies include: Australian Idol, Big Brother, Neighbours, and Rove Live. For commissioned programs, Network TEN typically maintains an active role in the creative process. Network TEN seeks sponsorship of certain of its programs by advertisers and employs on-air promotion as well as radio and print advertising to market both the network and its programming.

Domestic production is a combination of news, sport, drama, light entertainment and children’s programming. News and some sports are produced internally, but most entertainment programming is acquired from independent producers. Australia has a large and efficient independent production sector that supplies programming to all commercial and government broadcasters.

Network TEN is the major broadcaster of Australia’s top football code, the AFL. Network TEN hosts exclusive coverage of the finals series, including the Grand Final. Motorsports have surged in popularity through Network TEN’s coverage of Formula One, the Indy Cars, the World Motorcycle Championships and the World and Australian Rally Championships.

Market Share and Ratings

Television advertising expenditures in Australia were approximately A$3.5 billion in 2005, representing approximately 35% of total major media advertising expenditures of approximately A$10.1 billion. Sydney, Melbourne, Brisbane, Adelaide and Perth, all of which are reached by Network TEN’s owned and operated stations, account for approximately 78% of all television advertising expenditures in Australia. The following table sets forth advertising market shares of Australia’s three commercial networks:

Television Advertising Market Shares

	Twelve months ended June 30,
Network	2002	2003	2004	2005	2006
Network TEN	27%	29%	30%	31%	27%
Nine	39	39	39	38	37
Seven	34	32	31	31	36

Source: Free TV Australia.

Network TEN differentiates itself from other broadcasters by focusing primarily on the young adult demographic. The table below sets forth commercial network audience shares for calendar years: 16 to 39 year olds (Sunday-Saturday 6:00 p.m. to 10:30 p.m.) for each of the three national commercial networks:

Audience Share

	Twelve months ended December 31,
Network	2001	2002	2003	2004	2005
Network TEN	34%	37%	37%	37%	37%
Nine	33	34	35	35	32
Seven	33	29	28	28	31

Source: OzTam television ratings

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

Eye Corp.

Eye Corp is one of Australia’s premier out-of-home advertising companies. In December 2000, TEN Group acquired a 60% interest in Eye Corp and then in August 2002 acquired the remaining 40% interest.

Eye Corp, comprising six business units: Eye Drive, Eye Fly, Eye Shop, Eye Plus, Eye Study and Eye In-Store, is fast becoming one of the region’s leading out-of-home media suppliers. Eye Corp differentiates itself by providing clients with single branded multi-format out-of-home communication solution, Eye Corp specializes in large format roadside billboards, internal and external airport signage, shopping centre media, visual merchandise and point-of-sale, and digital elevator media solutions.

Eye Corp operates the following divisions:

•	Eye Drive, which encompasses large format billboards on over 2,100 sites on major arterial traffic corridors throughout Australia and Indonesia;

•	Eye Fly, which reaches more than 180 million passengers of more than 100 international airlines each year with over 1,000 displays in a total of 20 airports in Australia, New Zealand, Singapore, Indonesia, and the United Kingdom;

•	Eye Shop, which has more than 5,000 displays in over 300 shopping centres in Australia, New Zealand and the United States.;

•	Eye In-Store (Adval), Eye Corp’s wholly owned premium merchandising point-of-sale and printing company, which specializes in creating innovative point-of-purchase and virtual merchandising design solutions

•	Eye Plus, which encompasses Inlink, a central business district network of digital media displays in elevators in 30 landmark buildings in Sydney, Melbourne, Adelaide and Brisbane, Australia; and

•	Eye Study, which operates advertising concessions in 78 post-secondary education campuses in Australia and New Zealand.

Sales and Marketing

Revenues are split 76% Australasian (including New Zealand) Media, 15% Australian Point of Sale Production and 9% Asia, U.S.A. and Europe. National sales account for 60% of Australasian Media revenue and 40% is sold in local markets. Advertising agencies account for approximately 85% of these revenues. Australian Point of Sale Production and Asian revenues are sold in local markets to direct clients.

Our Economic Interest in TEN Group

Network TEN is owned and operated by TEN Group, an Australian private company. Approximately 84.4% of the ordinary shares of TEN Group are held by Ten Network Holdings Limited (“TNH”), a public company listed on the Australian Stock Exchange. We own approximately 14.4% of the ordinary shares of TEN Group, representing a 14.4% voting interest. We also own all of the subordinated debentures and convertible debentures of TEN Group. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest at a rate determined with reference to dividends to holders of ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay interest at a market rate. The combination of our ordinary shares and subordinated debentures yield payments equivalent to approximately 56.4% of all payments made to TEN Group security holders.

The convertible debentures are convertible upon payment of an aggregate of A$45.5 million into a number of ordinary shares, which would represent approximately 49.1% of the issued and outstanding ordinary shares of TEN Group at the time of conversion. We also have the right to exchange some or all of our interests in Ten Group for ordinary shares of TNH, which if fully exercised would result in our holding as much as 56.4% of TNH. Under previous regulations with respect to foreign ownership in Australia, we were not able to exercise the conversion or exchange privilege. However, in October 2006, legislation was adopted which will allow us to exercise our conversion and or exchange privilege when the legislation comes into effect which is expected in 2007.

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

New Zealand Operations

In New Zealand, we own a 70% interest in CanWest MediaWorks (NZ), a company listed on the New Zealand Stock Exchange. CanWest MediaWorks (NZ) was formed in 2004 and in July 2004 it acquired our New Zealand radio and television operations, which are operated as “RadioWorks” and “TVWorks”. TVWorks operates the leading privately owned free-to-air television group in New Zealand and RadioWorks operates one of the leading radio businesses in New Zealand.

Television Industry Overview

The New Zealand television industry includes two major free-to-air network operators, a pay television provider and several smaller UHF operators. Through its two free-to-air channels, TV One and TV2, the Government owned TVNZ has a 54% viewer share. Effective in July 2002, a new charter which imposes significant social obligations on TVNZ came into effect. Previously, TVNZ was more purely focused on commercial operations. TVWorks operates two national free-to-air television networks, 3 and C4. TVWorks has an aggregate viewer share of approximately 26%. 3 and C4 are transmitted through VHF frequencies reaching 98% and 75% of the population of New Zealand respectively, and are available on the SKY TV digital satellite platform. SKY TV operates direct-to-home subscription networks, and has a current market penetration of approximately 42% of homes in New Zealand. In January 2006, SKY acquired Prime TV which operates a free-to-air UHF television service which covers 95% of New Zealand’s population. Prime TV is limited due to the low number of homes which are equipped with UHF receivers. Its audience share is approximately 5%. In addition, there are a number of small local UHF operators. In April 2006, TVWorks announced that it had reached an agreement in principle with TVNZ to develop a “Free View” transmission platform. This platform is designed to facilitate the transition of New Zealand’s free-to-air television broadcasters from analogue transmission to digital transmission. The platform will include a satellite service that will cover 100% of the country and a terrestrial service that will cover 75% of the country by broadcasting to the major cities and towns.

TVWorks

TVWorks owns and operates the 3 and C4 television networks. C4 is a free-to-air music and youth programming television network which targets a young adult demographic ages 15 to 39, while 3 targets adults ages 18 to 49. 3 and C4’s signals reach approximately 98% and 75% of the New Zealand population, respectively.

Market Share and Ratings

Television advertising expenditures in New Zealand were approximately NZ$666 million for the twelve months ended December 31, 2005, representing approximately 30% of total advertising expenditures of NZ$2.2 billion. Television advertising expenditures increased by 3% for calendar 2005 compared to the prior year. In the five year period to December 31, 2005 total advertising expenditures increased by an average of 6% per year.

The New Zealand free-to-air television industry generates its revenue from the sale of advertising time. The distribution between TVNZ and 3 and C4 of their combined television market share (based on revenue) as estimated by us is set out below:

Television Advertising Market Share

	Year Ended March 31,
	2002	2003	2004	2005	2006
3/C4	24.0%	25.9%	25.7%	25.8%	27.0%
TVNZ	71.5	68.8	67.2	65.0	63.0
Others	4.5	5.3	7.1	9.2	10.0

The table below sets forth audience shares of New Zealand’s commercial television networks during prime-time viewing hours:

Audience Share (1)

	Year Ended March 31,
	2002	2003	2004	2005	2006
3	3%	25%	23%	24%	24%
C4	4%	3%	2%	2%	2%
TV One	30%	29%	30%	28%	26%
TV2	31%	31%	28%	27%	28%
SKY/Prime/Other	12%	12%	17%	19%	20%

Source: AC Nielsen

(1)	Among adults 18 to 49 (Sunday - Saturday 6:00 p.m. to 10:30 p.m.)

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

3 dominates the crime drama genre with popular shows CSI: Crime Scene Investigation, CSI: Miami, CSI: New York, Law & Order: Special Victims Unit, Law and Order: Criminal Intent, 24 and Numb3rs. All three CSI franchises are now on “life-of-series” agreements, ensuring continued access to these popular programs.

Reality hit shows like Survivor, as well as comedies such as The Simpsons, That 70’s Show and Malcolm in the Middle round out the network’s top-performing international programs. The majority of 3’s international programming is obtained from major United States studios such as FOX, CBS, Paramount, and NBC Universal pursuant to multi-year program purchase agreements. These agreements provide 3 with certainty of supply at agreed prices and enable the network to provide popular movies like X-2, Intolerable Cruelty, 2 Fast 2 Furious, Anger Management, Cheaper by the Dozen Lara Croft Tomb Raider 2, The Hulk and Master and Commander.

3’s New Zealand-produced programming is acquired from a range of independent production companies or produced in-house. 3 sources programming from independent production companies by either commissioning the production of new programs or purchasing the free-to-air rights of programming already produced. Programs recently commissioned by 3 include Target, Inside New Zealand, Sticky TV, Outrageous Fortune and bro’Town.

In October 2003, TV4 was relaunched as C4, with a youth music format. The channel runs themed or “destination” programming focused upon specific musical genres, but is open to format changes based upon viewer surveys. New Zealand music plays a key role on the channel. C4 screens popular cartoon comedy Futurama, and has an agreement with MTV to bring the best of its youth programming to C4.

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

Radio Industry Overview

There are effectively two major groupings of stations in New Zealand, which account for 90% of radio revenues for the year ended December 31, 2005, as follows:

Station Group	Approximate Revenue Share
The Radio Network (TRN)	46%
RadioWorks	45
Others	9

100%

Radio advertising revenue in New Zealand was approximately NZ$256 million for the twelve months ended December 31, 2005, representing approximately 12% of total advertising expenditures. This represents an increase of NZ$9 million or 3% over the previous year.

New Zealand deregulated its radio broadcasting industry in 1989. This deregulation made it easier for new broadcasters to enter the industry, removed foreign ownership restrictions, facilitated the use of new technologies and separated the government’s commercial and non-commercial radio interests. While the government issues licences and controls technical parameters, its policy is for the radio industry to self-regulate the format, style and content of radio broadcasts, provided that broadcasters meet standards for good taste and decency and respect privacy laws. As a result of these changes, there has been a significant increase in the number of commercial radio stations operating in New Zealand, from 56 in 1989 to over 200 today. Current government policy is that any further allocation of radio spectrum will be restricted for use by “not for profit or community service groups.” This policy effectively secures the market for existing commercial radio operators.

RadioWorks

RadioWorks operates six national networks—The Edge, The Rock, Kiwi FM, Solid Gold, Radio Pacific and the recently launched Radio Live, and 31 local stations that primarily operate under common brand names, either as More FM or The Breeze.

The formats of the six national networks are:

•	The Edge (FM) – a contemporary station targeting a young audience, and particularly females aged 10 to 29, with current hits;

•	The Rock (FM) – targeted mainly to males in the 25 to 44 age group;

•	Kiwi FM – broadcasts 100% New Zealand music, primarily targeting the younger audience;

•	Solid Gold (FM) – a classic hits format targeted at males aged 40 to 59;

•	Radio Pacific (AM) - a talkback and horse racing format also targeted at the older demographic; and

•	Radio Live (FM) – news and talk format targeted mainly at a 25 to 54 age group.

The More FM adult contemporary brand targets female 25 to 39 age group, and The Breeze easy listening format primarily targets the female 35 to 54 age group.

We estimate that our signal reaches 99% of the New Zealand population. RadioWorks now covers both urban and rural markets and virtually the full range of formats.

Ratings

In the October 2006 nationwide survey of New Zealand’s major urban markets, key brands performed as follows in their respective target audiences. The Rock number 1 with a 22.8% share of its target audience; The Edge was number 1, with a 21.6% share; More FM was number 1, with an 13.0% share; and The Breeze was number 2, with a 9.2% share

Sales and Marketing

Radio in New Zealand is primarily sold directly to advertisers, with only approximately 25% sold through advertising agencies. Direct revenue is generated by 24 sales teams located in the major cities and towns across the country. The majority of direct revenue is sold via various types of monthly installment plans, with the minority being via casual campaign or spot bookings. Approximately 64% of revenues are generated from the five largest New Zealand cities.

Turkish operations

In April 2006, we completed our investments in Super FM, Metro FM, Joy FM and Joy Turk FM. The principal business activity of these companies is the operation of radio stations. We have a 20% equity interest in Super FM and no equity interest in Metro FM, Joy FM and Joy Turk FM. We have provided financing to a third party to indirectly acquire the remaining equity interest in each station and we also hold an option to indirectly acquire 100% of the outstanding equity of each station, subject to compliance with Turkish foreign ownership restrictions. We have entered into agreements to provide operational, sales, and advisory services to each station on a fee for service basis.

Industry Overview

Publicly owned and operated radio broadcasting commenced in Turkey in 1925 and is conducted by The Turkish Radio and Television Corporation, “TRT”. The development of the private Turkish radio broadcasting industry began in 1993 when the government removed legislative obstacles to privately operated broadcasting by the amendment of Article 133 of the Constitution. In 1996 with the enactment of Law No. 3984 the Turkish government gave authority for regulating all public and private radio and television broadcasting to The Radio and Television Supreme Council, “RTUK”.

The TRT operates with a public service mandate. It currently operates the following national radio stations: Radio 1 which provides a general, diverse broadcast, Radio 3 is primarily a classical music station with a news component; TRT FM emphasizes Turkish classical music, folk music and popular music, as well as operating a number of regional radio stations. There are a total of 1,088 active privately operated radio stations in Turkey; 36 are national stations, 108 are regional stations and 944 are local stations.

Turkey has a population of approximately 72 million people; approximately 10 million of whom are located in and around Turkey’s largest city, Istanbul. There are 30 million radio receivers in Turkey. Turkish media ownership restrictions only allow each individual or corporation to hold one radio licence. However, there are eight identifiable groups, including the one of which we are part, that operate associated stations. The audience reach of the stations in these groups are as follows:

Station group:	Reach (1)
TMSF RADIOS	26%
CanWest Group	16%
Power Group	8%
Dogan Group	8%
Best Group	3%
Saran Group	4%
AkSam Group	3%
Number One Group	2%
NTV Group	1%
All others	29%

Total	100%

(1)	Source: HTP-RIAK Turkish Radio Audience Measurement System survey (“HTP”) for the third quarter 2006

The advertising market in Turkey is volatile and highly sensitive to general economic conditions. In 2001 as a result of a Turkish economic crisis advertising spending decreased by 48%. Subsequently, however, it increased by 30% in 2002, 22% in 2003, 40% in 2004 and 23% in 2005. The total advertising spend in Turkey for 2005 was approximately NTL 2,997 million. Radio advertising made up NTL 80 million of that spend, an increase of 8% from the radio advertising spend in 2004.

Our operations

CanWest operates four radio stations in Turkey:

•	Super FM is a national Turkish pop music station;

•	Metro FM is a national foreign music station;

•	Joy Turk FM is a local Istanbul radio station which features Turkish love songs; and

•	Joy FM is a local Istanbul radio stations featuring an easy listening format.

In the HTP third quarter 2006 survey Super FM was first in the Turkish Pop segment with 1.9 million listeners, Metro FM was first in the International music format with 740,000 listeners, Joy Turk with 372,000 listeners and Joy FM with 162,000 listeners were the number one and two music stations in Istanbul.

Sales and Marketing

Our Turkish radio operations sales functions are centralized within one group in Istanbul. Sales are made primarily, approximately 80%, to radio media booking houses which represent consortiums of advertising agencies, approximately 15% through individual agencies, with the remainder, less then 5% is booked directly with advertisers.

U.K. Operations

Our first U.K. radio station, Original 106 FM, commenced broadcasting in October 2006 in the Solent region of England. In September 2006 we were awarded a second radio broadcast licence in Bristol, England. We expect to commence broadcasting in Bristol in the summer of 2007.

Industry Overview

The British Broadcasting Corporation, “BBC” holds a dominant position in radio broadcasting in the U.K. with 5 national and 46 regional and local analogue stations. The BBC’s national stations are simulcast on digital audio broadcasting. In addition, the BBC operates another 5 digital stations. The BBC holds 54.7% share of the audience in the U.K.. The development of the private radio broadcasting industry began in 1973 when the government introduced legislation to allow for the entrance of private broadcasters.

There are 326 AM and FM independent commercial radio stations in the U.K. 166 of these stations are held by 8 large operators. There are three national commercial stations and the remainder are regional and local stations.

In addition to the analogue radio stations, there are two national digital radio multiplexes (one BBC and one commercial) and 172 local digital stations, broadcast by forty six local multiplexes. Of the 172 digital stations, 129 stations are simulcasts of existing analogue stations.

The U.K. has a population of approximately 60 million people. The total advertising market in the U.K. in 2005 increased by 4.3% to GBP 14.7 billion as compared to GBP14.1 billion in 2004. Of this, radio accounted for GBP 579 million in 2005 and GBP 606 million in 2004 (according to Advertising Statistics Yearbook 2006).

Our operations

CanWest has been awarded two radio licences in the U.K.. The first in the Solent region commenced operations as Original 106 fm in October 2006. The second in Bristol is expected to commence operations in the summer of 2007. The Solent region has a population of approximately 2 million people and the Bristol region has a population of approximately 750,000 people.

The format of these stations will feature music from all eras and genres with a significant regional, national and international news component. The target demographic is adults age 35 and over.

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

REGULATION

Canadian Television

Canadian television broadcasting, including specialty cable television broadcasting, is regulated principally by the Broadcasting Act (Canada). The Canadian Radio-television and Telecommunications Commission, or CRTC, which, among other things, administers the Broadcasting Act, grants and reviews broadcasting licences, approves certain changes in corporate ownership and control, and establishes and oversees compliance with regulations and policies concerning broadcasting, including various programming requirements.

In June 2006, the CRTC announced that it would conduct a review of certain aspects of the regulatory framework for over-the-air (conventional) television. This conventional television policy review will assess the overall economic models for conventional television and the impact of new technologies on these stations. This review is underway. In addition the CRTC has announced its intention to review the policy framework for specialty services in 2007.

In June 2006 the CRTC also released a call for comments on a request by the Governor in Council to prepare a report examining the future environment facing the Canadian broadcasting system. This process will assess how new technologies have changed how Canadians communicate and interact with various media and the impact this has on the Canadian broadcasting system.

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

The CRTC’s Television Broadcasting Regulations, 1987, and the Specialty Services Regulations, 1990, require the prior approval of the CRTC of any transaction that directly or indirectly results in:

•	a change in effective control of the broadcasting undertaking of a licencee;

•	a person or a person and its associates acquiring control of 30% or more of the voting interests of a licencee or of a person that has, directly or indirectly, effective control of a licencee; or

•	a person or a person and its associates acquiring 50% or more of the issued common shares of the licencee or of a person who has direct or indirect effective control of a licencee.

In addition, if a transaction results in a person or a person and its associates acquiring control of at least 20% but less than 30% of the voting interests of a licencee, or of a person that has, directly or indirectly, effective control of the licencee, the CRTC must be given notice of the transaction. If a transaction increases control to over 40%, the CRTC must be notified.

To enable CanWest to ensure continuing compliance with the CRTC Direction, the CRTC regulations and the conditions of its Canadian broadcasting licences, the issue and transfer of CanWest’s preference shares, subordinate voting shares and multiple voting shares and the conversion of CanWest’s non-voting shares, multiple voting shares or preference shares into subordinate voting shares are constrained by CanWest’s articles.

Canadian Programming Content

CRTC regulations require licencees of television stations to maintain a specified percentage of Canadian content in their programming. Television broadcasters are subject to the requirement that, over the broadcast year and over any six month period specified in the licence, a minimum of 60% of the aggregate programming shown during the broadcast day (a continuous 18 hour period between 6:00 a.m. and 1:00 a.m.) must be of Canadian origin. Canadian origin is most commonly achieved on the basis of a points system requiring that a number of creative and production staff be Canadian and that specified Canadian production expenditure levels be met. In addition, at least 50% of the aggregate programming between the hours of 6:00 p.m. and 12:00 midnight over the broadcast year must be of Canadian origin. Specialty cable television channels also have to maintain a specified percentage of Canadian content in their programming, generally set forth in their conditions of licence. Broadcasters are required to broadcast a minimum of eight hours per week of priority programming during prime time (7:00 p.m. to 11:00 p.m.). Priority programming includes Canadian-produced drama, music and dance, and variety and long-form documentaries, but does not include news and information or sports programming.

Advertising

The CRTC also regulates the quantity and content of television advertising. A television licencee may not, during any clock hour, broadcast more than twelve minutes of advertising, subject to certain exceptions for unpaid public service announcements and promotions for upcoming Canadian programs. Advertising content is regulated by various federal and provincial statutes and regulations, as well as by standards in the Canadian television broadcasting industry.

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

In order to conduct business, we must maintain our licences in good standing. Failure to meet the terms of such licences may result in their short-term renewal, suspension, revocation or non-renewal. Conditions may be imposed by the CRTC on broadcasting licences that may affect the licencee’s profitability. Licencees of distribution services must also meet technical certification requirements under the Radiocommunication Act (Canada). All of our licences are in good standing and we are confident that we will continue to satisfy the terms of all related undertakings. Licences and their respective dates of renewal are as follows:

Station	Call Sign	Due for Renewal
Global Television Network:
Global Vancouver	CHAN	August 31, 2008
Global Halifax	CIHF	August 31, 2008
Global Saint John	CIHF-2	August 31, 2008
Global Quebec	CKMI	August 31, 2008
Global Calgary	CICT	August 31, 2008
Global Edmonton	CITV	August 31, 2008
Global Winnipeg	CKND	August 31, 2008
Global Saskatoon	CFSK	August 31, 2008
Global Regina	CFRE	August 31, 2008
Global Lethbridge	CISA	August 31, 2008
Global Ontario	CIII	August 31, 2008
Independent Stations:
CJNT Montreal, Quebec	CJNT	August 31, 2008
CHCH Hamilton, Ontario	CHCH	August 31, 2008
CHEK, Victoria, British Columbia	CHEK	August 31, 2008
CBC Affiliates:
CHBC Kelowna, British Columbia	CHBC	August 31, 2008
CKRD Red Deer, Alberta	CKRD	August 31, 2008

Station	Call Sign	Due for Renewal
Specialty Cable Channels:
Analog:
Global Prime	Global Prime	August 31, 2010
Digital:
Mentv (49% interest)	Category 1	August 31, 2009
Mystery (50% interest)	Category 1	August 31, 2009
Lonestar	Category 2	August 31, 2009
DejaView	Category 2	August 31, 2009
Fox Sports World Canada	Category 2	August 31, 2009
Xtreme Sports	Category 2	August 31, 2009
CoolTV	Category 2	August 31, 2009

All licences and related CRTC decisions are available for public review.

We believe we enjoy good relations with the CRTC and all other regulatory bodies that govern our operations. All of our licences have been renewed since the granting of our first licence in 1974. The CRTC considered the licence renewals of all of the Global Television stations in spring 2001 under new group licensing procedures. These licences were renewed effective September 2001 for the maximum term, which is seven years.

Cross-Ownership Issues

Although the Broadcasting Act and its regulations and policies do not require the CRTC’s approval of a broadcaster’s purchase of an unregulated media entity such as a newspaper, the CRTC may consider the issue of cross-media ownership when granting or renewing broadcasting licences. The CRTC has a broad mandate to regulate and supervise all aspects of the Canadian broadcasting system, to provide for and encourage the expression of a diversity of voices within the broadcasting system and to prevent or address the emergence of any undue competitive advantage on behalf of one licencee. As such, the CRTC may be concerned about the level of diversity among the media voices available in the geographic markets where cross-ownership occurs and may choose to accept safeguards or implement conditions in our licences to ensure a level of diversity and prevent any undue competitive advantage. Whether the CRTC will be concerned about the level of diversity will depend upon a number of factors, including the definition of the relevant geographic market in which diversity is measured and the number of participants in the market. The CRTC has wide discretion in determining what constitutes the relevant market. The CRTC examined cross-ownership issues at the recently completed group licence renewal hearings.

At the renewal of our broadcasting licences and in response to potential concerns about diversity or undue competitive advantage, the CRTC attached a condition to our group licence which requires that a code of conduct be followed respecting the maintenance of separate management over the television and print news operations. The CRTC could refuse to renew a licence or to grant new licences based on the concerns about diversity or undue competitive advantage.

Canadian Publications Regulation

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

Ownership and Control

In October 2006, the Australian Government adopted the Broadcasting Services Amendment (Media Ownership) Bill 2006, which, when it becomes effective, will remove limitations in the BSA on foreign ownership and control of the Australian media, leaving the sector to be regulated under the Foreign Acquisitions and Takeovers Act 1975 and Australia’s general foreign investment policy. It will also remove a ban on cross-ownership of newspapers, commercial television licences and commercial radio licences within the same licence area, replacing them with two new diversity tests. This amendment while adopted has not yet become effective. It is expected that it will become effective in 2007.

Prior to the amendment, the BSA prohibits non-Australian persons from being in a position to exercise control, either alone or together with associates, over commercial television broadcasting licences. “Control” is very widely defined and includes the capacity to veto or exercise restraint over a substantial issue affecting the management of affairs of a corporation holding a licence.

Prior to the amendment, the BSA limits foreign ownership of commercial television licences by any one person and its associates to 15% of the shares of any television licencee or of the voting rights or rights to distributions by way of dividend or a winding up of the licencee, because the BSA deems any person who has more than 15% interest of this type to “control” the television licencee. This limit increases to 20% for a combined interest holding for two or more persons. An interest in shares, voting or distribution rights of this nature is referred to as a “company interest.” Interests of this kind are also traced on a proportionate basis through a chain of companies or other entities, so that a person with a company interest in CanWest would also be considered to have a company interest in TEN Group. In addition, if foreign persons acquired company interests directly or indirectly in other shareholders of TEN Group (including through interests in other companies such as TEN Network Holdings Limited, a company listed on the Australian Stock Exchange), those interests would be traced on a proportionate basis through those corporate chains and aggregated with those persons’ existing interests for the purposes of determining compliance with the 15% and 20% thresholds.

Prior to the amendment, the BSA also includes provisions that limit a person from owning commercial free-to-air television licences, radio licences and or associated newspapers within the same licence area (the cross media ownership laws). The audience reach limitations of the BSA prevent a person from being in a position to exercise control of television licences with a combined audience reach of more than 75% of the Australian population, although it is possible for a person to supply programming (through affiliates or otherwise) to achieve greater audience reach. Furthermore, a person must not be in a position to control more than one commercial free-to-air television licence in the same licence area or two commercial radio licences.

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

Digital Television

Metropolitan television networks were required to commence broadcasting on new digital channels on January 1, 2001 and simulcast their digital and analog services until 2008, or such time as determined by further review. The Government has since announced that the switch-off to a digital only service will be delayed, and will likely commence between 2010 and 2012. Regional and rural broadcasters have commenced staggered digital broadcasts since 2001. Free-to-air broadcasters are currently not permitted to provide multiple digital channels or subscription services. However, in 2006 the Australian Government adopted changes to the legislation which regulates digital television. The proposed legislation will enable commercial free-to-air broadcasters to provide a high definition multichannel effective January 2007 and a standard definition multichannel effective January 2009. The government had previously determined that no new commercial television licences would be issued before December 31, 2006. However, the Government has indicated that two new digital licences will be auctioned in 2007. The first licence will be used for free, in-home digital services. The second licence will allow for provision of free in-home digital service or a mobile (free or subscription) television service. The Government has not released the details of the auction process or the conditions that will apply to the new licences, but has indicated that the licences won’t be available for commercial broadcasting.

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

Licensing

The ACMA grants commercial television licences only to companies incorporated in Australia. Commercial television licences granted by the ACMA remain in force for five years, subject to compliance with the BSA, and are renewed at the request of the licence holder if the licencee is considered suitable by the ACMA to continue to hold a licence.

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

3 operates under a broadcast licence issued in 1989 and C4 operates under broadcast licences attached to the 3 licences. RadioWorks holds a broadcasting licence that will expire in 2011. All VHF television licences expire in 2015. Both television and radio licences have rights of incumbency. Discussions with the Government related to the renewal of our radio licences in 2011 were successfully completed in the 2005 fiscal year. As a consequence, we expect to pay approximately $40 million in 2011 to renew all of our existing radio licences for 20 years to 2031. We expect that negotiations for renewal of our television licences will commence in 2007.

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

Turkey – Radio Regulation

Radio broadcasting in Turkey is regulated by The Radio and Television Supreme Council (“RTUK”).

Licencing

In 1994, the Turkish regulator issued legislation pertaining to new procedures for the allocation of broadcasting frequencies and issuance of broadcasting licences. The legislation has not become effective and no date has been established for it to come into force. Consequently, the broadcasting frequencies allocated and licences issued to the Company are of an indefinite term.

Ownership and Control

Turkish law places restrictions on foreign ownership of licences and limitations on ownership of multiple licences. Under Turkish law we are not permitted to have an equity interest in more than one broadcast licence and our ownership is restricted to 25% equity ownership of the licence.

United Kingdom – Radio Regulation

Radio broadcasting in the United Kingdom is regulated by the Office of Communications (“Ofcom”).

Licencing

Broadcast licences are awarded by Ofcom for a period of 12 years. Our Solent licence will expire in September 2018 and our Bristol licence will expire in the summer of 2019. Previously renewals have been granted without fees, however, relicencing is currently under review by Ofcom. There are no foreign ownership restrictions in the U.K., however, cross media ownership is subject to conditions.

Ownership and Control

There are no foreign ownership restrictions in the U.K., however, cross media ownership is subject to conditions.

Intellectual Property

We use a number of trademarks for our products and services. Many of these trademarks are registered by us in the appropriate jurisdictions. In addition, we have legal rights in the unregistered marks arising from their use.

We have taken affirmative legal steps to protect our trademarks and we believe our trademarks are adequately protected.

Television programming and motion pictures are granted legal protection under the copyright laws of the countries in which we operate, and there are substantial civil and criminal sanctions for unauthorized duplication and exhibition. The content of our newspapers and websites is similarly protected by copyright. We own copyright in each of our publications as a whole, and in all individual content items created by our employees in the course of their employment, subject to very limited exceptions. We have entered into licensing agreements with wire services, freelancers and other content suppliers on terms that are sufficient to meet the needs of our publications operations. We believe we have taken appropriate and reasonable measures to secure, protect and maintain our rights or obtain agreements from licencees to secure, protect and maintain copyright protection of content produced or distributed by us.

We have registered a number of domain names under which we operate websites associated with our television, publications and internet operations. As every internet domain name is unique, our domain names cannot be registered by other entities as long as our registrations are valid.

Environmental Protection

Substantially all of our operations are subject to laws and regulations concerning, among other things, emissions to the air and water, sewer discharges, handling, storage and disposal of wastes, recycling, remediation of contaminated sites or otherwise relating to protection of the environment. We believe all of our operations, including our publications operations, are in compliance with applicable environmental protection laws and our own internal environmental compliance standards in all material respects. Ensuring environmental compliance has not given and is not expected to give rise, in the aggregate, to any material adverse financial or operational effects upon our business.

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

PROPERTY, PLANT AND EQUIPMENT

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

All of our newspapers are published from premises owned by the Limited Partnership, except The Edmonton Journal, which is published from premises occupied under a long-term lease agreement. In addition, the Limited Partnership prints all of its publications using its own presses and related equipment. The National Post is printed in part by the Limited Partnership and in part by third parties at locations throughout Canada. The Limited Partnership leases additional office space and warehouse space from time to time as required. The Limited Partnership owns an office facility in Toronto which serves as the headquarters for our Canadian media operations.

Our New Zealand television operations are headquartered in Auckland, where we own a broadcast and production facility. We also lease premises for our news bureaus in Wellington and Christchurch. The majority of the transmission facilities are leased under long-term agreements. RadioWorks leases a corporate office in Auckland and studios throughout the country.

Our Turkish radio stations operate from a leased facility in Istanbul which houses all of our studio, sales and administrative operations. Our radios signals are distributed for over-the-air terrestrial analogue broadcasting via satellite to our owned transmitters on rented tower space in 36 cities around Turkey for Super FM, 24 cities for Metro, and Istanbul only for Joy FM and Joy Turk.

Our U.K. radio station operates from a leased facility in Southampton. Our signals are transmitted from transmitters on the Isle of Wight, Bournemouth and Winchester.

TEN Group owns its facilities in Adelaide, Perth and Brisbane. Properties in Sydney and Melbourne are under lease.

Substantially all of our owned property has been pledged as security under our credit facilities.

We currently are aware of no material environmental issues affecting the use of our properties.

CAPITAL EXPENDITURES

For a description of our principal capital expenditures during the past three fiscal years, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditures.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

CanWest MediaWorks Inc. is an international media company and is one of Canada’s largest media companies. CanWest MediaWorks Inc. is Canada’s largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, and Turkey. In each of our markets we seek to develop a broad media platform that enables us to provide a multimedia product offering to our customers. Our diversification within the Canadian market and internationally has contributed to the stability of our overall results.

Key Factors Affecting Segment Revenues and Operating Income

Television Broadcast

We have three television segments, one for each country in which we carry on such operations. Our Canadian television segment includes our television networks in Canada as well as our specialty channels. Our New Zealand television segment operates 3 and C4 in New Zealand. Our Australian television segment includes our interest in TEN Group Pty Limited (“TEN Group”), which owns and operates TEN Television Network (“Network TEN”).

We generate the majority of our television revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television revenues less predictable than our publications revenues.

Publications and Interactive

Our publications and interactive segment includes our Canadian newspaper operations as well as our internet operations including the canada.com web portal. Our publications and interactive revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers. Our newspaper and interactive advertising revenues are a function of the volume or linage of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales at retail outlets and vending machines and are a function of the number of newspapers we sell and the average per copy prices we charge.

Radio

Our two radio segments consist of our radio operations in New Zealand and Turkey, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners.

Outdoor advertising

Our outdoor advertising segment consists of TEN Group’s wholly-owned subsidiary, Eye Corp which generates revenue from the sale of out-of-home advertising. Eye Corp’s advertising revenues are a function of overall outdoor advertising demand and rates. Eye Corp’s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp’s displays.

Foreign currency effects

Our Australia, New Zealand and Turkey operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar, New Zealand dollar and New Turkish Lira, respectively. A decline in value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the Canadian dollar has the opposite effect. During fiscal 2006, the Canadian dollar appreciated against the Australian dollar by 8% and the New Zealand dollar by 13%, as compared to currency translation rates for the same period in the prior year. Since the completion of our acquisition, the Canadian dollar has appreciated against the New Turkish Lira by 9%.

Seasonality

Our advertising revenues are seasonal. Revenues are typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

ACQUISITIONS AND DIVESTITURES

We have made a number of acquisitions and divestitures that affect the comparability of our results from period to period.

•	In June 2004, we sold our 29.9% interest in Ulster Television.

•	In July 2004, we completed the initial public offering and refinancing of our New Zealand operations, which reduced our ownership from 100% to 70%.

•	In September 2004, Eye Corp acquired the remaining 50% of Eye Shop Pty Limited (formerly Eye Village Joint Venture). In addition, in July 2005, Eye Corp acquired 100% of Eye Drive Melbourne Pty Limited (formerly Southcoast Pty Limited).

•	In September 2005, we acquired a radio licence to operate a station in the Solent region of the United Kingdom. This radio station, Original 106 fm, commenced operations in October, 2006. In September 2006, we were awarded a second radio broadcast licence in the UK in Bristol.

•	In October 2005, we completed the initial public offering of the CanWest MediaWorks Income Fund, which reduced our ownership of our publications and interactive operations and certain shared services from 100% to 74.2%.

•	In April 2006, we acquired economic control of the assets and operations of four radio stations in Turkey.

•	In June and July 2006, Eye Corp acquired the remaining 50% of Eye Outdoor Pty Limited, 100% of Outdoor Plus Pty Limited and 100% of Eye Corp (USA) Inc. (formerly Media Choice).

•	In August 2006, we completed the sale of TV3 Ireland.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

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

Goodwill and Intangible Assets

We estimate the useful lives of intangible assets primarily based on their contractual terms and renewability, and on historical customer turnover rates. Significant changes in these factors could result in changes to the life of intangible assets. As at August 31, 2006 we had $1,097 million of indefinite life intangible assets and $77 million of finite life intangible assets.

In performing the annual impairment testing of goodwill and indefinite life intangible assets, we make a number of assumptions and estimates in determining fair value. The fair value definition used is the amount at which an asset or reporting unit could be bought or sold in a current transaction between arms length parties. The determination of that fair value is performed using one or a combination of valuation techniques. Valuation for indefinite life broadcast licenses have been determined using an income approach and more specifically the “Greenfield” approach in which the value is determined based on the present value of the required resources and eventual returns from the build out of an operational network and the acquisition of advertisers, starting with only the broadcast licenses as assets. The valuation of mastheads is performed using a relief from royalty methodology, under which a value is estimated based on the present value of estimated royalty charges which would be reasonable attributable to the use of the masthead. The royalty rates are estimated by reference to actual royalty rates charged by comparable mastheads. For the valuation of goodwill we utilize a combination of a market approach and an income approach. The market approach is used where comparable public market data is available. In applying the income approach we estimate future cash flows for the reporting unit based on our business plans as well as a consideration of expected industry growth rates and inflation rates. In addition, an estimate of the residual value for the reporting unit is made considering precedent transactions for comparable companies and other market factors. The value of the reporting unit is determined based on the present value of these cash flows discounted using an appropriate risk based rate of return. Had different assumptions or valuation techniques been used in performing the impairment testing at August 31, 2006, the carrying value of intangibles and goodwill might have been different. As at August 31, 2006 we had $1,174 million of intangibles and $2,418 million of goodwill on our balance sheet.

In fiscal 2005, following successive years of operating losses of The National Post and its failure to achieve the profitability targets set out in its business plans, we recorded goodwill impairment of $41 million related to The National Post and $10 million in impairment charges related to intangible assets related to National Post circulation.

In performing impairment testing in fiscal 2006 the valuation of our Canadian television segment with a goodwill balance of $481 million was based on business plans that anticipate achieving improved profitability over the next three years. Failure to achieve the targets established in the business plan may result in a goodwill impairment.

Income Taxes

We are subject to income taxes in Canada and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Management uses judgment and estimates in determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability. Actual income taxes could significantly vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. Our income tax recovery was $78 million for the year ended August 31, 2006. Future tax assets were $195 million, while future tax liabilities were $136 million at August 31, 2006. See note 12 to our audited consolidated financial statements.

Accounting for Pension and Other Benefit Plans

The cost of defined benefit pension and other retirement benefits earned by employees is calculated based on management’s estimates of expected plan investment performance, salary escalation, retirement ages of employees, the discount rate used in measuring the liability and expected healthcare costs. For fiscal 2006 and 2005, based on the investment mix, current yields and experience, management estimated the long-term rate of return on plan assets to be 7.25%. For the same periods, the discount rate used in measuring the liability was 5.75% and 5.35%, respectively. The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. For fiscal 2006 and 2005, management assumed that salaries would increase by 3.00% and 3.50% respectively. The defined benefit pension and other retirement benefit expense we recorded for the year ended August 31, 2006 was $31 million. As at August 31, 2006 our total plan assets were $347 million, our obligations were $529 million resulting in an aggregate plan deficit of $182 million. For accounting purposes the effect of certain items which impact the valuation of the liability are deferred and amortized over the average remaining service life of our employees. As at August 31, 2006 the total of these amounts which reduces our liability for accounting purposes is $140 million which is being amortized over 12 years for pension plans and 16 years for post retirement benefit plans. Use of different assumptions would vary results.

Broadcast Rights

At August 31, 2006, we had $219 million in broadcast rights. Broadcast rights represent the right to air various forms of programming. Broadcast rights and the corresponding payable are recorded when the license period begins and the programs are available for air. Foreign programming is primarily acquired on a “pay for play” basis, and is immediately aired, while some foreign and most domestic programming may be carried in inventory and amortized over a series of plays. Management must use estimates and judgment in determining the useful lives and carrying values of broadcast rights. Estimates of useful life relates to the expected number of plays over which the cost of acquiring the rights are amortized, while estimates of value primarily relate to the time slots in which the programs will be aired. Inventories are reviewed regularly to ensure that the net realizable value of the broadcast rights exceeds their book value.

CHANGES IN ACCOUNTING POLICIES

During 2006, we applied the interpretations of the Canadian Institute of Chartered Accountants Emerging Issues Committee abstract 159 Conditional Asset Retirement Obligation. Under EIC-159, a liability should be recognized if the entity has sufficient information to reasonably estimate the fair value of the asset retirement obligation. We have determined that we have conditional asset retirement obligations related to certain of our assets, and accordingly, have recognized a liability in the year. The change has been accounted for retroactively with restatement. The impact of the change has increased the cost of property plant and equipment by $1.3 million (2005 - $1.3 million), increased accumulated amortization by $0.6 million (as at August 31, 2005 - $0.5 million), increased future tax asset by $0.2 million (2005 - $0.2 million), increased asset retirement obligation by $3.8 million (2005 - $3.6 million), decreased future income taxes liability by $0.8 million (as at August 31, 2005 - $0.8 million), decreased minority interest by $0.1 million (2005 - $ 0.1 million), increased amortization expense for the year ended August 31, 2006 by $0.2 million (2005 - $0.2 million), decreased future tax expense for the year ended August 31, 2006, by a nominal amount (2005 - $0.1 million), and decreased net earnings for the year ended August 31, 2006 by $0.2 million (2005 - $0.1 million, 2004 - $0.1 million). Opening retained earnings for the year ended August 31, 2006 has been decreased by $1.8 million (2005 - $1.7 million, 2004 - $1.6 million).

The Canadian Institute of Chartered Accountants Emerging Issues Committee issued EIC 161, Discontinued Operations. EIC 161 addresses the allocation of interest expense to discontinued operations based on the principal amount of debt that will or could be paid with the proceeds from the sale of such operations. EIC 161 also specifies that general corporate overhead expenses may not be allocated to discontinued operations. EIC 161 applies to all disposal transactions initiated after April 12, 2006. The Company applied EIC 161 prospectively and it did not have an impact on the Company’s results of operations or financial position.

FORTHCOMING CHANGES IN ACCOUNTING POLICIES

Financial Instruments, Hedges and Comprehensive Income

The Accounting Standards Board of the Canadian Institute of Chartered Accountants issued CICA 3855, Financial Instruments - Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which we will apply in our fiscal year beginning on September 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. We are currently considering the impacts of the adoption of this standard.

The Canadian Institute of Chartered Accountants Emerging Issues Committee issued EIC 162, Stock-Based Compensation for Employees Eligible to Retire Before Vesting Date, which must be applied by us in the first interim period ending subsequent to December 31, 2006. EIC 162 prescribes that the stock based compensation expense for employees who will become eligible for retirement during the vesting period should be recognized over the period up to the eligible retirement date. In addition, if the employee is eligible for retirement on the grant date, the entire stock based compensation expense should be recognized on the grant date. We are currently considering the impact of the adoption of such standards.

OPERATING RESULTS

Introductory Note

•	Segment operating profit. In the discussion that follows, we provide information concerning our segment operating profit. See note 23 to our audited consolidated financial statements. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

•	Operating income before amortization. We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under Canadian generally accepted accounting principles (“GAAP”). Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may not be comparable to similarly titled measures used by other companies. A reconciliation of operating income before amortization to net earnings, which is the most closely comparable GAAP measure, is set forth below under “Reconciliation of Non-GAAP Financial Measures” section of this report.

Fiscal 2006 Compared to Fiscal 2005

Following is a table summarizing segmented results for the year ended August 31, 2006 and August 31, 2005. See note 23 to our audited consolidated financial statements:

	Revenue		Segment Operating Profit
	2006 $000	2005[1] $000	2006 $000		2005[1] $000
Operating Segments

Publications and Interactive – Canada	1,258,455	1,228,851	248,429		254,875

Television
Canada	656,275	696,106	31,487		126,425
Australia	656,306	783,315	197,229		293,528
New Zealand	108,886	122,995	25,939		30,110

	1,421,467	1,602,416	254,655		450,063

Radio
New Zealand	83,926	93,428	23,990		26,392
Turkey	5,726	—	2,610		—

	89,652	93,428	26,600		26,392

Outdoor - Australia	109,051	107,790	19,593		23,173
Corporate and other	—	—	(39,928)		(32,065)

Total	2,878,625	3,032,485	509,349		722,438

Ravelston management contract termination			—		(12,750)

Operating income before amortization			509,349	(2)	709,688 (2)

(1)	Revised to reflect the classification of our Ireland TV segment and Canadian radio stations as discontinued operations.
(2)	See Reconciliation of Non-GAAP Financial Measures.

Consolidated Results

Revenues. Consolidated revenues of $2,879 million for the year ended August 31, 2006, declined $154 million, or 5% from $3,032 for the year ended August 31, 2005. Revenues for the year ended August 31, 2006 reflected a 13% decrease in revenues from international media operations and a 6% decrease for Canadian television revenues, which were partially offset by a 2% increase in Canadian publications and interactive revenue. The decrease in the international operations in part reflects the strengthening of the Canadian dollar against the Australian and New Zealand dollars.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization for the year ended August 31, 2006 increased $46 million or 2% to $2,369 million from $2,323 million in fiscal 2005. This increase reflects local currency expense increases in all operations partially offset by the effect of the strengthening Canadian dollar on conversion of operating expenses of our international operations.

Ravelston management contract termination. In fiscal 2005, we incurred a charge of $13 million related to the termination of our Ravelston management contract.

Operating income before amortization. Consolidated operating income before amortization for the year ended August 31, 2006 decreased by $200 million or 28% to $509 million from $710 million for fiscal 2005. The decrease in operating income before amortization reflects reduced operating results as well as the impact of the strengthening Canadian dollar on conversion of results of our international media operations. Utilizing the prior year’s currency translation rates in translating fiscal 2006 results to Canadian dollars would have increased current year operating income before amortization by $27 million.

Amortization. Amortization of intangibles was $12 million for the year ended August 31, 2006 compared to $20 million for fiscal 2005. Amortization of intangibles decreased because an intangible asset related to our 2000 acquisition of CanWest Publications was fully amortized in the second quarter of 2006. Amortization of property plant and equipment was $94 million for the year ended August 31, 2006 compared to $90 million for fiscal 2005, reflecting additions made during both fiscal 2006 and 2005.

Interest expense. Interest expense was $194 million for the year ended August 31, 2006 compared to $251 million in fiscal 2005, primarily reflecting a reduced level of debt as a result of our repayment of debt in both fiscal 2006 and 2005.

Interest rate and foreign currency swap losses. For the year ended August 31, 2006, we recorded losses of $139 million to adjust the book value of certain swap instruments to fair value at the balance sheet date. Swaps that do not qualify for hedge accounting, primarily because the related debt has been settled are marked to fair value through earnings. There was a substantial increase in the notional amount of such overhanging swaps in the first quarter as a result of the debt settled. A number of swaps were also settled in the first quarter as described in the “CanWest MediaWorks Income Fund and related transactions” section, which reduced our exposure to fluctuations in fair value. This compared to losses of $121 million in fiscal 2005.

Foreign exchange losses. We recorded foreign exchange losses of $8 million for the year ended August 31, 2006, primarily related to our inter-company advances to our Turkish operations as a result of the weakening New Turkish Lira relative to the Canadian dollar. These foreign exchange gains and losses are realizable on a current basis because the inter-company loans are not long term investments and, therefore, in accordance with GAAP, it is not appropriate to defer related foreign currency translation gains and losses.

Loan impairment recovery/ (charge) We have loans due from Fireworks Entertainment Inc. and CanWest Entertainment Inc, companies controlled by CanWest. In previous years we established provisions against these loans as a result of impairments in the value of the assets held by these companies. In the year ended August 31, 2006 collections from these companies exceeded the net loan balance and accordingly a recovery of $9 million was recorded in the year. In fiscal 2005 we recorded an $11 million impairment charge.

Investment gains. We recorded investment gains of $102 million for the year ended August 31, 2006, compared to nominal investment gains for fiscal 2005. The gain for the year ended August 31, 2006 relates to the dilution gain of $101 million recorded on the sale of 25.8% of the Limited Partnership to the CanWest MediaWorks Income Fund and a gain of $1 million on the disposal of non-core assets. The gains in 2005 were primarily due to gains on disposal of non-core assets.

Goodwill impairment. In fiscal 2005, we performed our annual impairment testing and determined that the value of goodwill related to the National Post was impaired and as a result, recorded a goodwill impairment loss of $41 million.

Intangible asset impairment For fiscal year 2005, we performed impairment testing related to the intangible assets of The National Post and determined that the value of the circulation intangible asset was impaired and as a result, recorded an impairment of $10 million.

Loss on debt extinguishment. During fiscal 2006, we completed a tender offer and consent solicitation through which we retired substantially all of our 10.625% Subordinated Debentures due May 2011 and our 7.625% Subordinated Debentures due April 2013. The excess of the cost of the tender offer and consent solicitation over the book value of the old debt together with certain costs of settling the debt has been charged to earnings for the year ended August 31, 2006 as a loss on debt extinguishment of $117 million. During year ended August 31, 2005, we exchanged our 12.125% Junior Subordinated Notes for the 8% Senior Subordinated Notes and recorded a loss on debt extinguishment of $44 million.

Income taxes. Our income tax recovery was $78 million for the year ended August 31, 2006 compared to income tax expenses of $21 million for fiscal 2005. The effective tax rate for the year ended August 31, 2006 was below our statutory rate of 34% due to adjustments in the income tax expense including: $46 million related to the non-taxable dilution gain, $15 million recovery due to the resolution of certain tax disputes, $16 million related to the allocation of limited partnership earnings to the minority interest, the effect of non-taxable capital gains of $2 million, the effect of a decrease in future tax rates of $5 million, $7 million related to the effect of valuation allowance on future tax assets and $9 million due to foreign income tax rates being lower than the Canadian income tax rates partially offset by a provision of $6 million related to non deductible expenses and $3 million related to non deductible foreign exchange losses. See note 12 of our consolidated financial statements for the income tax rate reconciliations.

Minority interest. For the year ended August 31, 2006, we recorded minority interest charges related to the 30% minority interest in CanWest MediaWorks (NZ) Limited (“CanWest MediaWorks (NZ)”) of $6 million, the 43.6% minority interest in TEN Group of $54 million and the 25.8% minority interest in the Limited Partnership of $43 million. The minority interest charge related to TEN Group decreased by 40% and CanWest MediaWorks (NZ) decreased by 17%, for the year ended August 31, 2006, as a result of decreased net earnings for each of these entities. There was no minority interest charge related to the Limited Partnership during fiscal 2005 because it was wholly owned to October 12, 2005.

Net earnings from continuing operations. Our net earnings from continuing operations for year ended August 31, 2006 were $17 million, compared to a net loss of $4 million for fiscal 2005.

Discontinued operations. Net earnings from discontinued operations were $9 million for year ended August 31, 2006 compared to $8 million for fiscal 2005. These earnings reflect the results of operations of TV3 Ireland which was sold on August 31, 2006 as well as the results of our two Canadian radio stations which we have agreed to sell with closing subject to regulatory approval. In addition, the sale transaction for TV3 Ireland closed August 31, 2006 which resulted in a gain on sale of $164 million, net of tax of $6 million.

Net earnings. Our net earnings for the year ended August 31, 2006 were $190 million, compared to $5 million for fiscal 2005.

Segmented Results

Publications and Interactive

Revenue. Publications and Interactive revenues for the year ended August 31, 2006 increased by $30 million, or 2%, to $1,258 million, compared to revenues of $1,229 million for fiscal 2005. Advertising revenues increased by 2% as a result of increased revenue from inserts, national and retail advertising which more than offset a slowdown in classified advertising revenues.. Total lineage sold decreased by 2% while average rates increased by 3% for fiscal 2006 as compared to fiscal 2005. Significant growth in online classified revenue partially offset declines in print classified revenue. While circulation volume declined by 3% for the year ended August 31, 2006 as compared to fiscal 2005, circulation revenue remained constant as a result of higher average per copy prices. Circulation revenue as a percentage of total revenues for the newspaper and interactive segment was approximately 20% for the year ended August 31, 2006 compared to 21% for fiscal 2005. For fiscal 2007, we expect growth in advertising revenues as a result of higher advertising rates and increased insert volumes which will be partially offset by a continuation of the reduced level of activity in print classified advertising we have experienced in the past several quarters. Circulation revenues in 2007 are expected to be consistent with 2006. In addition, we expect to see continued increases in our online classified advertising revenue which should mitigate to some degree the effect of the declines in print classified advertising revenues.

Operating expenses. Compared to the same period last year, operating expenses of our Publications and Interactive operations increased by $36 million or 4% for year ended August 31, 2006. This reflected higher payroll costs, expenses related to the introduction of new interactive products and increased distribution costs resulting from higher insert volumes and increased fuel prices. In addition, fiscal 2006 included increased employee severance costs of $6 million related to terminations that occurred during the year. Newsprint pricing increased by 4% for the year ended August 31, 2006 compared to fiscal 2005. This price increase was fully offset by a 5% reduction in newsprint consumption. As a result of cost containment initiatives implemented in the second quarter of fiscal 2006, the pace of expense increases was significantly reduced for the latter half of fiscal 2006. For fiscal 2007, we expect to see further benefits from these cost containment initiatives which should mitigate the effect of normal wage escalation.

Segment operating profit. Our Publications and Interactive operations had a decrease of $6 million, or 3% in segment operating profit to $248 million for the year ended August 31, 2006 compared to $255 million for fiscal 2005. These results included operating losses of $12 million relating to Dose and Metro, our newspaper start up operations compared to $8 million for fiscal 2005, and the increase in employee severance of $6 million for the year ended August 31, 2006. During the third quarter, we ceased production of the printed publication of Dose while moving dose.ca to the interactive division. This contributed to improved segment operating profit relative to the prior year for the fourth quarter of fiscal 2006.

Canadian Television

Revenues. For the year ended August 31, 2006, revenues from our Canadian Television operating segment of $656 million were $40 million, or 6% lower than fiscal 2005. The revenue comparison in fiscal 2006 was affected by declines in production revenue in fiscal 2006 relative to fiscal 2005 of $12 million as a result of the discontinuation of certain production activities at the end of fiscal 2005.

The Canadian Television segment recorded a 5% decrease in airtime revenues for the year. The decrease in advertising revenues is primarily attributable to weaker ratings performance of our conventional television programming over the past several quarters. This has been compounded by challenges which are faced by all conventional television operators in Canada resulting from increased competition and fragmentation of the television advertising market and a regulatory system which has disadvantaged conventional broadcasters relative to specialty services. We have entered the 2007 broadcasting season in September 2006 with the return of our strongest ratings performing programs from the 2006 season including Prison Break, House and Survivor as well as the addition of some promising new programs including Shark, Brothers and Sisters, and Heroes. Recent ratings have shown that our conventional stations have an increased number of programs in the top ten and top 20 in our markets. We believe this bodes well for modest increases in advertising revenues for fiscal 2007.

Subscriber revenues from our specialty channels increased by 16% for the year ended August 31, 2006 as compared to fiscal 2005, reflecting a 14% increase in subscribers.

Operating expenses. For the year ended August 31, 2006, operating expenses of our Canadian television operations of $625 million were $55 million, or 10% higher than the prior year, primarily as a result of an increase in program amortization and promotion expenses as a result of expenditures targeted to improve our ratings. In addition, operating expenses for fiscal 2006 were affected by increased employee severance costs of $5 million. In fiscal 2005 operating expenses included $10 million related to the production activities which were discontinued at the end of fiscal 2005. For fiscal 2007, we expect our program amortization expense to increase but at much lower levels relative to fiscal 2006.

Segment operating profit. Canadian Television segment operating profit of $31 million for the year ended August 31, 2006 was 75% less than fiscal 2005 as a result of the revenue decreases and the expense increases described above.

Australian Television

Revenues. Segment revenues decreased by 16% to $656 million for the year ended August 31, 2006, from $783 million in the prior year. In local currency, revenues decreased 9% for the year ended August 31, 2006, reflecting a difficult advertising environment. Network TEN’s ratings remained strong for the year ended August 31, 2006 compared to the prior year. The effect of the weakening local currency relative to the Canadian dollar added to the decreases in revenue for the year ended August 31, 2006.

Operating expenses. Segment operating expenses decreased by $31 million or 6% to $459 million for the year ended August 31, 2006 as compared to fiscal 2005. This primarily reflects a 2% increase in operating expenses in local currency driven by normal price and wage rate escalation which was more than offset by the effect of the weaker Australian dollar on translation to Canadian dollars.

Segment operating profit. Segment operating profit decreased by 33% to $197 million for the year ended August 31, 2006, compared to $294 million for fiscal 2005.

New Zealand Television

Revenues. Revenues from television operations for New Zealand’s TV3 and C4 television networks decreased by 11% to $109 million for the year ended August 31, 2006, from $123 million in the prior year. In local currency, revenues increased by 1% for the year ended August 31, 2006, reflecting the effect of the difficult advertising market in New Zealand which, during this period, was characterized by discounting of rates and a reduction of advance advertising sales, which is known as a short market. The effect of the weakening local currency relative to the Canadian dollar offset the revenue increases for the year ended August 31, 2006 on translation to Canadian dollars.

Operating expenses. Operating expenses decreased by 11% to $83 million for the year ended August 31, 2006. The decrease reflected a 2% increase in operating expenses in local currency, driven by normal price and wage rate escalation, which was more then offset by the weakening local currency relative to the Canadian dollar.

Segment operating profit. New Zealand’s TV3 and C4 produced segment operating profit of $26 million for the year ended August 31, 2006, a 14% decrease from the results recorded in fiscal 2005 as a result of the factors described above.

New Zealand Radio

RadioWorks continued its steady performance reporting revenue increases of 3% in local currency for the year ended August 31, 2006 which were more than offset by effect of the weakening New Zealand dollar. In Canadian dollars, revenues decreased by 10% to $84 million from $93 million. Segment operating profit declined by 9% to $24 million for the year ended August 31, 2006 as compared to fiscal 2005, as a result of the weakening New Zealand dollar.

Turkey Radio

Our Turkish radio operations commenced on April 14, 2006. During the period ended August 31, 2006, revenues were $6 million and segment operating profit was $3 million. These results met our expectations for this period.

Outdoor Advertising

Revenue from our Australian outdoor advertising segment increased by 1% or $1 million to $109 million for the year ended August 31, 2006 as compared to fiscal 2005. This increase reflected 10% growth in revenue in local currency driven by additional inventory as a result of acquisitions and stronger airport advertising revenues offset by the weakening Australian dollar. Our segment operating profit from TEN Group’s Outdoor Advertising operations decreased by 15% to $20 million for the year ended August 31, 2006 as compared to $23 million in fiscal 2005. Continued investment in expansion opportunities and the weakening Australian dollar resulted in this decrease in the segment operating profit.

Corporate and Other

Corporate and other expenses increased by $8 million to $40 million for the year ended August 31, 2006 as compared to fiscal 2005. Corporate and other expenses for fiscal 2006 exceeded the normal run rate as a result of: $6 million in litigation expenses related to the Jerusalem Post, $2 million in expenses related to strategic planning initiatives, $1 million related to unsuccessful corporate development initiatives and an estimated $3 million in expenses related to costs associated with CanWest’s first year of compliance with the internal control certifications required by section 404 of the Sarbanes Oxley Act.

Fiscal 2005 Compared to Fiscal 2004

Following is a table summarizing segmented results for August 31, 2005 and August 31, 2004. See note 23 to our audited consolidated financial statements:

	Revenue		Segment operating profit
	2005(1)	2004(1)	2005(1)	2004(1)
	(in thousands of Canadian dollars)
Operating Segments
Publications and Interactive – Canada	$1,228,851	$1,193,629	$254,875	$267,343

Television
Canada	696,106	688,434	126,425	148,671
Australia	783,315	721,247	293,528	256,033
New Zealand	122,995	108,236	30,110	23,291

	1,602,416	1,517,917	450,063	427,995
Radio - New Zealand	93,428	86,717	26,392	27,488
Outdoor-Australia	107,790	77,117	23,173	14,477
Corporate and other	—	—	(32,065)	(26,338)

	3,032,485	2,875,380	722,438	710,965

Ravelston management contract termination			(12,750)	—
Restructuring expense(2)			—	(2,445)

Operating income before amortization			709,688 (3)	708,520 (3)

(1)	Revised to reflect the classification of our Ireland TV segment and Canadian radio stations as discontinued operations.
(2)	Restructuring expenses related to Canadian television operations.
(3)	See “Reconciliation of Non-GAAP Financial Measures” for a reconciliation to net earnings.

Consolidated Results

Revenues. Consolidated revenues increased by $157 million, or 5%, to $3,032 million for fiscal year 2005 from consolidated revenues of $2,875 million for fiscal year 2004. The increase reflected higher revenues in each of our operating segments, with the most significant increases from our Canadian publications and interactive, New Zealand television, Australian television and Australian outdoor advertising segments.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased by $146 million, or 7%, to $2,310 million for fiscal year 2005 from $2,164 million for fiscal year 2004. This increase reflects expense increases in all operating segments.

Ravelston management contract termination. In fiscal 2005 we recorded a charge for termination of our Ravelston management contract. The agreement provided for annual payments of $6 million to Ravelston as well as the payment of a fee upon termination.

Restructuring expense. In fiscal year 2004 we incurred $2 million in restructuring expenses related to Canadian television operations.

Operating income before amortization. Consolidated operating income before amortization increased nominally to $710 million for fiscal year 2005 from $709 million for fiscal year 2004. The increase in operating income before amortization reflected increases in revenues that were partially offset by losses in Dose and the Metro joint venture, the contract termination fees, increases in television programming expenses and increases in compensation expenses related to executive management of Canadian operations.

Amortization. Amortization of intangibles was $20 million for fiscal year 2005 compared to $18 million for fiscal year 2004. Amortization of property, plant and equipment was $90 million for fiscal year 2005 compared to $88 million for fiscal year 2004. The increases in amortization expenses are due to acquisitions made in fiscal year 2005 and fiscal year 2004.

Interest expense. Interest expense was $251 million for fiscal year 2005 compared to $337 million for fiscal year 2004, reflecting a reduced level of debt as well as reduced interest rates achieved through our refinancing activities in fiscal year 2005 and in fiscal year 2004.

Interest rate and foreign currency swap losses. For fiscal year 2005, we recorded a $121 million loss equivalent to the change in the fair value of interest rate and foreign currency interest rate swaps on debt that has been retired (“overhanging swaps”) compared to a $74 million loss for fiscal year 2004. The increase is due to an increase in the amount of overhanging swaps as a result of reduced debt levels.

Foreign exchange gains. We recorded net foreign exchange gains of $4 million in fiscal year 2005 compared to $8 million in fiscal year 2004. This primarily reflects a $5 million gain related to our U.S. dollar debt which was not hedged.

Loan impairment. We have loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest, our parent company, in an aggregate principal amount of $442 million as at August 21, 2005. CanWest has completed the sale of the assets of these operations. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, we established a provision of $419 million against these loans in fiscal year 2004. Based on the sale agreement, in fiscal year 2005, we established an additional $11 million provision against these loans.

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

Intangible asset impairment. For fiscal year 2005, we performed impairment testing related to the intangible assets of The National Post and determined that the value of the circulation intangible asset was impaired and as a result, recorded an impairment of $10 million.

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

Income taxes. Our income tax expense was $21 million for fiscal year 2005, compared to $37 million for fiscal year 2004. The effective tax rate of 18% was below the Company’s statutory rate of 35% as a result of the impact of international tax rates which were lower than Canadian tax rates, as well as the impact of a $10 million recovery related to the resolution of an uncertain tax position, a $7 million effect of recognizing temporary differences which were not previously tax effected , a change in Australian tax legislation that allowed TEN Group to record a future taxes recovery of $18 million, and $12 million as a result of foreign tax rates which are lower than our statutory rate which were partially offset by $15 million as a result of the non deductible goodwill impairment charge, $6 million in incremental taxes related to the debt extinguishment, and $5 million relates to the effect of valuation allowances on future tax assets. The $7 million of temporary differences not previously tax effected related to earnings of periods prior to fiscal year 2005. We have determined that these adjustments are not material to the current or previously reported results and accordingly, the amount has been included in current year’s earnings.

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

Net earnings from continuing operations. Our net loss from continuing operations for fiscal year 2005 was $4 million compared to a net loss of $224 million for fiscal year 2004.

Earnings from discontinued operations. Earnings from discontinued operations of $8 million for fiscal 2005 and $6 million for fiscal 2004 reflect the results of operations of our Ireland television segment which was sold effective August 31, 2006 and our Canadian radio stations which were sold in September 2006.

Net earnings (losses). Our net earnings for fiscal year 2005 were $5 million compared to a net loss of $219 million for fiscal year 2004.

Segment Results

Publications and interactive

•	Revenues. Segment revenues increased by $35 million, or 3%, to $1,229 million for fiscal year 2005 as compared to $1,194 million in fiscal year 2004. Increases in advertising revenues resulted from rate increases as well as from increases in revenues from online classifieds. Revenues from online classifieds increased to $12 million for fiscal year 2005 from $4 million for fiscal year 2004. Circulation revenues of $247 million for both fiscal year 2005 and 2004 represented 20% of publications and interactive revenues for fiscal year 2005 compared to 21% for fiscal year 2004. Circulation volume decreased by 3%, while the average rate per copy increased by 3%, which resulted in a nominal decrease in circulation revenues for fiscal year 2005 as compared to fiscal year 2004.

•	Operating expenses. Operating expenses of the publications and interactive segment increased by $48 million, or 5%, to $974 million for fiscal year 2005 as compared to fiscal year 2004, primarily as a result of increased payroll costs, including increased costs of executive management, and higher distribution costs. Newsprint costs decreased by approximately 4%, reflecting reduced pricing and newsprint usage.

•	Segment operating profit. Segment operating profit for fiscal year 2005 decreased by $12 million, or 5%, compared to the same period in the prior year. The decrease in segment operating profit arose from losses of $8 million related to Dose and the Metro joint venture, both of which commenced operations in fiscal year 2005, and the increased costs of executive management and distribution expenses discussed above.

Canadian television

•	Revenues. In total, revenues from our Canadian television operating segment of $696 million were approximately $8 million, or 1%, higher in fiscal year 2005 than the $688 million recorded in fiscal year 2004. This reflected a 22% increase in subscription revenues from our specialty television operations and flat advertising revenues.

•	Our conventional television revenues for fiscal year 2005 were flat compared to the prior year. This reflects the effect of continued ratings declines throughout fiscal year 2005.

•	Revenues from our digital specialty channels increased by 42% to $15 million in fiscal year 2005 compared to fiscal year 2004. This reflects increases in advertising and subscriber revenues as well as the effect of proportionately consolidating our 50% interest in Mystery, which was previously equity accounted. Our digital specialty channels achieved subscriber growth of 15% in fiscal year 2005, increasing total subscriptions to 8.6 million subscribers at August 31, 2005.

•	Operating expenses. Operating expenses of $574 million at our Canadian television segment were $31 million, or 6%, higher than in fiscal year 2004 primarily because of increased programming and promotion expenses and compensation cost increases associated with our new management structure.

•	Segment operating profit. Reflecting an increase in segment operating expenses that more than offset an increase in segment revenues, Canadian television segment operating profit declined by 15% to $125 million in fiscal year 2005 from the $147 million recorded for fiscal year 2004.

Australian television

•	Revenues. Segment revenues increased by 9% to $783 million for fiscal year 2005 from $721 million for fiscal year 2004. In local currency, revenues increased 11%, reflecting increased advertising revenues due to TEN’s strong rating performance in a continuing strong television advertising environment.

•	Operating expenses. Segment operating expenses increased 5% to $490 million for fiscal year 2005 compared to $465 million for fiscal year 2004, primarily reflecting increased programming costs.

•	Segment operating profit. Segment operating profit increased by 15% to $294 million in fiscal year 2005, compared to $256 million in fiscal year 2004, as the increase in revenues more than offset the increase in expenses.

New Zealand television

•	Revenues. Revenues from television broadcast operations for New Zealand’s 3 and C4 television networks increased by 14% to $123 million for fiscal year 2005 from $108 million for fiscal year 2004. In local currency, revenues increased by 12%, reflecting improved audience share in a strong advertising environment. The strengthening New Zealand currency contributed an additional 2% on translation to Canadian dollar revenues.

•	Operating expenses. Operating expenses in fiscal year 2005 increased by 9% to $92 million. In local currency, expenses increased by 7%, driven primarily by higher programming expenses, which included costs related to the development and start up of a new weeknight current affairs program – Campbell Live – and the re-launch of 3 News. The appreciation of the New Zealand dollar relative to the Canadian dollar added an additional 2% increase on translation to Canadian dollar revenues.

•	Segment operating profit. New Zealand 3 and C4 produced segment operating profit of $31 million, a $7 million, or 32%, increase from the results recorded in fiscal year 2004.

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

CONSOLIDATED QUARTERLY FINANCIAL RESULTS

For the three month periods ended (in thousands of dollars, except as noted)

(unaudited)

2006	31-Aug	31-May	28-Feb	30-Nov
Revenue	655,185	730,484	645,160	847,796
Operating income before amortization	77,875	116,681	81,493	233,300
Amortization of intangibles	1,285	676	4,887	5,575
Amortization of property, plant, and equipment and other	21,630	24,374	24,236	23,395
Net earnings (loss) from continuing operations	(7,713)	16,413	(15,907)	24,426
Net earnings (loss)	156,480	19,181	(14,602)	29,137

Cash flow from continuing operating activities	122,137	9,008	17,846	(62,381)

Cash flow from operating activities	125,677	11,686	22,311	(60,524)

2005	31-Aug(1)	31-May(1)	28-Feb(1)	30-Nov(1)
Revenue	693,577	798,688	679,571	860,649
Operating income before amortization	83,507	193,976	146,939	285,266
Amortization of intangibles	5,456	4,988	4,958	4,939
Amortization of property, plant, and equipment and other	22,845	23,246	22,951	21,339
Net earnings (loss) from continuing operations	(108,168)	50,099	21,975	32,554
Net earnings (loss)	(107,032)	52,848	23,276	35,698

Cash flow from continuing operating activities	202,272	71,792	173,995	33,385

Cash flow from operating activities	203,154	74,305	177,784	35,682

1.	Revised to reflect the adoption of EIC 159, Conditional Asset Retirement Obligations, and to reflect the classification of our Ireland TV segment and Canadian radio stations as discontinued operations.

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

For fiscal 2007 we expect our major non-operating cash requirements to include capital expenditures of approximately $112 million and repayment of $4 million in principal payments on long term debt due in fiscal 2007. Of these amounts $67 million in capital expenditures will be related to the guarantors under our senior credit facilities. We expect to meet our cash needs for fiscal 2007 primarily through a combination of operating cash flow, cash on hand and our credit facilities.

Sources of Funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At August 31, 2006, we had cash on hand of $288 million including $46 million of Limited Partnership cash, $18 million of TEN Group cash and $5 million of CanWest MediaWorks (NZ) cash. The remaining cash includes $179 million in net proceeds from the sale of TV3 Ireland which was utilized to reduce advances under our senior credit facility in September 2006. We had cash flows from operating activities of continuing operations of $86 million for the year ended August 31, 2006. This cash flow included a $96 million use in cash related to changes in non cash operating accounts. This change primarily reflected reductions in accounts payable and income taxes payable from August 31, 2005 to August 31, 2006. We do not expect to see this use of cash for operating accounts in fiscal 2007.

In addition to the above sources of liquidity, we had unused borrowing capacity under our revolving credit facility of $150 million at August 31, 2006. TEN Group had unused borrowing capacity of A$530 million under its credit facilities.

Investment activities

In October 2005, we received proceeds of $1,340 million from the Limited Partnership which consisted of $517 million relating to the proceeds received from the initial public offering of the Fund and $823 million related to new debt obtained by the Limited Partnership. For further discussion of these activities, refer to “CanWest MediaWorks Income Fund and related transactions” section below.

On August 31, 2006 we closed the sale of our interest in TV3 Ireland which resulted in a gain on sale of $164 million net of tax of $6 million. Net proceeds of $179 million were held in cash at August 31, 2006 and applied to reduce advances under our senior credit facility in September 2006.

Uses of Funds

Capital Expenditures

In fiscal 2006, our capital expenditures amounted to $90 million. We also invested $3 million in the acquisition of new FM radio frequencies related to our New Zealand radio operations. Of these capital expenditures $38 million related to the guarantors under our senior credit facilities. In fiscal 2007, we expect to increase our capital expenditures to approximately $112 million. Approximately $67 million of the expected 2007 capital expenditures will relate to the guarantors under our credit facilities. Capital expenditures in fiscal years 2005, 2004 and 2003 were $99 million, $63 million and $59 million, respectively.

Investment activities

During the second quarter of fiscal 2006, we acquired a 30% interest in The New Republic, a weekly opinion magazine based in Washington D.C., for US$2 million. We hold the option until December 31, 2006 to acquire the remaining 70% interest in The New Republic for US$5 million.

On April 14, 2006, we completed our investment in Super FM, Metro FM, Joy FM and Joy Turk FM for cash consideration of $74 million. The principal business activity of these companies is the operation of radio stations. We have a 20% equity interest in Super FM and no equity interest in Metro FM, Joy FM and Joy Turk FM. We have provided financing of $1 million to a third party to indirectly acquire the remaining equity interest in each station and we also hold an option to indirectly acquire 100% of the outstanding equity of each station, subject to compliance with Turkish foreign ownership restrictions. We have entered into agreements to provide operational, sales, and advisory services to each station on a fee for service basis.

In September 2005 we were awarded a broadcast licence in the Solent region of the UK and in September 2006 we were awarded a second licence in Bristol. During fiscal 2005 we supported the cost of the start up of the UK radio operations and for fiscal 2007 we intend to continue to support the start up and to pursue additional expansion.

Distributions

Our New Zealand and Australian operations make distributions twice annually. In May, 2006, our New Zealand operations distributed a total of $7 million, $5 million to us and $2 million to other shareholders and in November, 2005, they distributed a total of $4 million, $3 million to us and $1 million to other shareholders. In July 2006, the TEN Group distributed $57 million, $32 million to us and $25 million to other shareholders and in December, 2005, they distributed $97 million, $55 million to us and $42 million to other shareholders. The Limited Partnership makes monthly distributions and has made distributions since its inception in October 2005. The total distributions related to fiscal year 2006 were $179 million, $133 million to us and $46 million to the minority partner.

Swap transactions

Under our senior credit facilities, we are required to maintain the fair value of our foreign currency and interest rate swaps above a prescribed minimum liability. In addition, there are prescribed minimums with individual counterparties. As a result of this provision, prior to our swap settlements in November 2005, we were required to make re-couponing payments of $119 million related to overhanging swaps. In November 2005 we settled a substantial portion of our swaps. Under our new credit facility, the liability threshold is $500 million. As at August 31, 2006, the fair value of our interest rate and foreign currency interest rate swaps was $289 million. Further strengthening of the Canadian currency and/or changes in interest rates may result in further prepayment requirements.

Our Investment in Ten Group and CanWest MediaWorks (NZ)

In October 2006 the Australian government passed legislation which will relax foreign ownership restrictions and cross media ownership restrictions in Australia which we expect will be enacted in our fiscal 2007.

We have engaged Citigroup Global Markets Inc. to assist us in exploring the opportunities that may arise from this change in legislation related to our investment in the Ten Group and in CanWest MediaWorks (NZ).

Debt

General

At August 31, 2006, we had total outstanding consolidated debt of $2,767 million compared to debt of $2,891 million as at August 31, 2005. This included $422 million (2005 - $446 million) advanced under our senior credit facility and $938 million (2005 - $1,940 million) in senior unsecured and senior subordinated notes. Senior debt of our consolidated subsidiaries consisted of $825 million (2005 – nil) of the Limited Partnership debt, $447 million (2005 - $348 million) of TEN Group debt, and $134 million (2005 - $155 million) of CanWest MediaWorks (NZ) debt.

Credit Facility

In October 2005, we obtained a new $500 million revolving term senior credit facility. During the year, we obtained amendments to the credit facility that increased the amount available to $600 million and revised certain of the financial covenants under the credit facility. The credit facility matures in October 2010, is subject to certain restrictions and bears interest at banker’s acceptance rates plus a applicable margin. This facility is secured by substantially all our directly held assets, including the assets of our Canadian broadcast operations and the National Post, partnership units of the Limited Partnership, and shares and debentures of CanWest MediaWorks (NZ) and TEN Group. At August 31, 2006, we have drawn $422 million on this facility. As at August 31, 2006, we have $150 million, net of letters of credit of $28 million, available on this facility. In September 2007, the net proceeds from the sale of TV3 Ireland of $179 were applied to reduce advances under the facility and concurrently our total availability under the facility was reduced to $513 million.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company’s obligations under firm contractual arrangements, including commitments for future payments under long term debt arrangements, operating lease arrangements, purchase commitments and other long term liabilities as at August 31, 2006 are summarized below.

	Payments due by period
	Total $000	Less than 1 year $000	1 – 3 years $000	3 – 5 years $000	Thereafter $000
Long term debt	2,766,935	—	277,491	1,247,249	1,242,195
Cash interest obligations on long term debt (1)	913,673	193,482	379,428	244,032	96,731
Cash payments on interest rate and foreign currency swap liabilities (2)	160,119	—	157,096	3,023	—
Obligations under capital leases	21,309	4,890	7,397	7,462	1,560
Operating leases	483,576	88,048	137,090	103,915	154,523
Purchase obligations (3)	1,332,783	392,457	284,085	237,116	419,125
Estimated pension funding obligations (4)	113,300	20,653	44,839	47,808
Other long term liabilities	79,672	—	24,273	—	55,399

Total	5,871,367	699,530	1,311,699	1,890,605	1,969,533

(1)	Interest obligations on long term debt represents an estimate of future cash interest expense based on current interest rates, current debt levels and scheduled debt repayments and their related interest rate and foreign currency interest swaps.
(2)	Cash payments on interest rate and foreign currency swap liabilities represents an estimate of future cash payments based on current expectations regarding interest rate levels and current expectations regarding foreign exchange rates.
(3)	Purchase obligations represent an estimate of our contractual commitments to purchase broadcast rights and to make investments in television programs.
(4)	Pension funding obligation estimates have only been included for the next five years as they are not reasonably estimable beyond the next five years.

CanWest MediaWorks Income Fund and Related Transactions

In October 2005, we transferred our investment in our publications and interactive operations (excluding The National Post) and certain shared service operations, which provide customer support and administrative services, to the Limited Partnership. In exchange, we received units of the Limited Partnership representing a 74.2% ownership interest and notes receivable of $1,340 million.

Concurrently, the Fund closed its initial public offering (“IPO”) of units and invested the proceeds in units of the Limited Partnership representing a 25.8% interest. Total proceeds for the offering were $550 million and costs of the offering were $35.2 million and were paid by the Limited Partnership.

In addition, the Limited Partnership obtained credit facilities in the amount of $1 billion, consisting of an $825 million non-revolving term credit facility and a $175 million revolving term credit facility. The revolving facility matures in October 2010, is subject to certain restrictions and bears interest at banker’s acceptance rates plus a margin. The non-revolving facility matures in October 2010, and bears interest at banker’s acceptance rates plus a margin. The Limited Partnership has entered into interest rate swap contracts to fix the interest payments on a notional amount of $825 million to October 2008 reducing to $660 million to October 2010 resulting in an effective interest rate of 5.3%. On closing of the IPO, the Limited Partnership drew $830 million on its credit facilities.

The Limited Partnership utilized the proceeds of the issuance of the units to the Fund and $823 million of drawings under its new credit facilities to repay the $1,340 million note payable to us.

As a result of the transaction, we recorded a dilution gain on the sale of a 25.8% interest in the operations transferred to the Limited Partnership in the amount of $101 million.

The net proceeds from the IPO and the Limited Partnership debt as well as proceeds of $401 million from our credit facility were utilized to retire certain debt and interest rate and cross currency interest rate contracts as follows:

a.	In October 2005, we completed a tender offer for our 10.625% senior subordinated notes payable due in 2011 and our 7.625% senior unsecured notes payable due in 2013. Substantially all of the notes under these facilities were settled. Debt with a book value of $766 million was retired for cash of $850 million. In addition, deferred financing and other costs of $27 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $76 million, net of tax of $35 million. As a result of the repayment of these notes we recorded a swap loss of $34 million, net of tax of $19 million, related to the associated cross currency interest rate swaps. The notes not tendered were retired in June 2006 pursuant to the call provisions of the debenture.

b.	In October 2005, we retired our senior credit facility. Debt with a book value of $526 million was settled for cash of $526 million. In addition, deferred financing costs of $6 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $4 million, net of tax of $2 million. In addition, as a result of the settlement of this debt, we have recorded a loss of $46 million, net of tax of $25 million related to the associated interest rate and cross currency interest rate swaps.

c.	In November 2005, we retired interest rate and cross currency interest rate swap contracts relating to the 7.625% notes, the 10.625% notes and 50% of the cross currency interest rate swap related to the senior secured credit facilities for cash of $364 million.

Following the Income Fund transactions in October 2005, our cash flow from the Limited Partnership was diluted for the 25.8% interest held by the Income Fund and will be received by way of distributions, a portion of which are subordinated. If distributable cash of the Limited Partnership was not sufficient to pay the entire distribution our share would be disproportionately affected by the shortfall. The subordination provisions expire in October 2007.

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

DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. The significant differences relevant to the Company are discussed in detail in note 24 of Notes to the Consolidated Financial Statements for the years ended August 31, 2006, August 31, 2005 and August 31, 2004.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of operating income before amortization, a non-GAAP measure, to net earnings, its most closely comparable GAAP measure.

	For the years ended August 31,
	2006	2005(1)	2004(1)
Net earnings (loss)	190,196	4,790	(219,389)
Amortization	113,441	115,919	110,509
Interest and other financing expenses	197,545	260,416	340,491
Interest rate and foreign currency swap losses	138,639	121,064	73,909
Investment gains, losses, interest and dividend income	(102,490)	(1,527)	(120,302)
Foreign exchange (gains) losses	7,941	(3,749)	(8,025)
Loss on debt extinguishment	117,401	43,992	—
Goodwill impairment	—	41,406	—
Asset impairment	—	9,629	—
Loan impairment (recovery) provision	(8,888)	11,390	418,746
Loss (income) from discontinued operations	(172,977)	(8,330)	(5,563)
Provision for income tax expense (recovery)	(77,797)	20,756	37,241
Interest in earnings (losses) of equity accounted affiliates	(2,612)	(2,043)	(2,731)
Minority interests	102,067	96,597	80,349
Realized currency translation adjustments	6,883	(622)	7,023

Operating income before amortization	509,349	709,688	708,520

1.	Revised to reflect the adoption of EIC 159, Conditional Asset Retirement Obligations, and to reflect the classification of our Ireland TV segment and Canadian radio stations as discontinued operations

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information regarding our directors and senior management.

Name and Municipality of Residence	Office or Position with CanWest MediaWorks	Principal Occupation	Position Since
David A. Asper(1) Winnipeg, Manitoba	Director, Executive Vice President and Chairman of The National Post Company	Executive Vice President of the Company Chairman of The National Post Company	January 1997

Gail S. Asper Winnipeg, Manitoba	Secretary and Director	Secretary of the Company	February 1992

Leonard J. Asper Toronto, Ontario	President and Chief Executive Officer and Director	President and Chief Executive Officer of the Company	January 1997

Dr. Lloyd I. Barber, C.C., S.O.M., LL.D.(1)(3)(4) Regina Beach, Saskatchewan	Director	President Emeritus, University of Regina	February 1992

Derek Burney, OC(2) (3) Ottawa, Ontario	Chair of the Board of Directors and Director	Senior Strategic Advisor, Ogilvy Renault LLP	April 2005

Ronald J. Daniels(3) Ardmore, Pennsylvania	Director	Provost, University of Pennsylvania	January 2004

David J. Drybrough, F.C.A.(1)(4) East St. Paul, Manitoba	Director	Business Consultant	March 2003

Paul V. Godfrey, C.M. (2)(3) Toronto, Ontario	Director	President and Chief Executive Officer, Toronto Blue Jays Baseball Club	January 2004

Frank W. King, OC, P.Eng(2)(3) Calgary, Alberta	Director	President, Metropolitan Investment Corp.	November 2004

Richard M. Leipsic Winnipeg, Manitoba	Senior Vice President and General Counsel	Senior Vice President and General Counsel	January 1999

John E. Maguire Winnipeg, Manitoba	Chief Financial Officer	Chief Financial Officer of the Company	January 1996

Lisa M. Pankratz, CA, CFA(1)(4) Vancouver, British Columbia	Director	President, Mackenzie Cundill Investment Management Ltd.	April 2005

Thomas C. Strike Winnipeg, Manitoba	President, CanWest MediaWorks International	President, CanWest MediaWorks International	October 2004

Peter D. Viner Toronto, Ontario	President and CEO, Canadian Operations	President and CEO, Canadian Operations	June 2005

(1)	Member of the Pension Committee.
(2)	Member of the Governance and Nominating Committee.
(3)	Member of the Human Resources Committee.
(4)	Member of the Audit Committee.

David A. Asper has been one of our Directors since 2000 and one of CanWest’s Directors since 1997. Mr. Asper, a lawyer, joined the Company in 1992 and is currently an Executive Vice-President of CanWest and Chairman of The National Post Company. He is a member of CanWest’s Executive Management Committee and oversees the corporate office functions as well as the CanWest corporate affairs group. Mr. Asper serves as a director of CanWest MediaWorks (Canada) Inc. He is a member of the Board of Governors of St. John’s Ravenscourt School, a director of The Canadian Friends of Simon Wiesenthal Institute and a director of The Asper Charitable Trust. Mr. Asper is also Chairman and founder of the Daremax Foundation through which Mr. Asper supports numerous charitable causes. Mr. Asper is the brother of Leonard J. Asper, CanWest MediaWorks’ President and Chief Executive Officer and Director and Gail S. Asper, our Secretary and Director.

Gail S. Asper has been our Secretary and one of our Directors since 2000, and CanWest’s Secretary and one of its Directors since 1990. Ms. Asper, a lawyer, has been with the Company since 1989 serving as General Counsel until 1998 and as Corporate Secretary since 1990. While her primary responsibilities relate directly to our Board, she is also President of the CanWest Global Foundation. She is also managing director of The Asper Charitable Trust, a private charitable foundation, and serves as a director on the boards of a number of major public companies, such as Great-West Life Assurance Company, Great-West Life Co. Inc., London Life Insurance Group Inc. and Canada Life Assurance Company. Ms. Asper is the sister of Leonard J. Asper, CanWest MediaWorks’ President and Chief Executive Officer and Director and David A. Asper, CanWest MediaWorks’ Executive Vice President, Chairman of the National Post Company and Director.

Leonard J. Asper has been our President and Chief Executive Officer since September 2000 and CanWest’s President and Chief Executive Officer since 1999. Mr. Asper, a lawyer, joined CanWest in 1991 as Associate General Counsel for the Company’s Global Television station in Ontario. Thereafter, he held various positions in corporate development and was Chief Operating Officer. Mr. Asper took over as President and CEO of the Company in 1999. He serves as Chairman of the Board of CanWest MediaWorks (Canada) Inc. and various other CanWest subsidiaries. He is a director of the TEN Group Pty Limited (Australia), CanWest MediaWorks (NZ) Limited, and numerous companies within the CanWest group of companies. He is also a Director of the University of Winnipeg Foundation, Business Council of Manitoba, and Canadian Council of Chief Executives, and founder of The Joshua Foundation, a private charitable trust.. Mr. Asper is the brother of David A. Asper, CanWest Media’s Executive Vice President, Chairman of the National Post Company and Director and Gail S. Asper, our Secretary and Director.

Dr. Lloyd I. Barber has been one of our Directors since 2000 and one of CanWest’s Directors since 1992. Dr. Barber is President Emeritus of the University of Regina. He was appointed an Officer of the Order of Canada in 1978 and was elevated to Companion of the Order in 1993. He serves as a director of several major public Canadian companies such as Teck Cominco Ltd., Greystone Capital Management and Fording Trust.

Derek H. Burney became one of our Directors in April 2005 and became Chair of our Board of Directors in August 2006. Mr. Burney is senior strategic advisor to the law firm of Ogilivy Renault and is a Visiting Professor and Senior Distinguished Fellow at Carleton University. He also serves as Lead Director for Shell Canada Ltd. and is on the Board of Directors of TransCanada Pipelines Limited. Previously, Mr. Burney had an outstanding career in the public and private sectors, most recently serving as President and Chief Executive Officer of CAE Inc. Prior to that, Mr. Burney was Chairman and CEO of Bell Canada International Inc. From 1989 to 1993, Mr. Burney served as Canada’s Ambassador to the United States of America. From March 1987 to January 1989, he served as Chief of Staff to the Prime Minister of Canada. In February 1992, Mr. Burney was awarded the Public Service of Canada’s Outstanding Achievement Award. In July 1993, he was named an Officer of the Order of Canada.

Ronald J. Daniels became one of our Directors in January 2004. Mr. Daniels is the Provost, University of Pennsylvania. Prior to his appointment to this position in 2005, he was Dean of the Faculty of Law, University of Toronto since 1995. He is active in public policy reformation and has contributed to several public task forces. He was chair of the Ontario Task Force on Securities Regulation and is a member of the Toronto Stock Exchange Commission on Corporate Governance.

David Drybrough has been one of our Directors since 2003 and the Chair of our Board from March 2005 to August 2006. Mr. Drybrough, a Chartered Accountant by training, was, from his retirement in 1997 from the accounting firm PricewaterhouseCoopers LLP (then known as Coopers & Lybrand) Vice President, Finance of Winnipeg based Gendis Inc. until January 2004. He is Chair of the Board’s Audit Committee. Mr. Drybrough serves as a director and chair of the Audit Committee of CanWest MediaWorks (Canada) Inc. as well as a director and chair of the Audit Committee of Fort Chicago Energy Partners LP.

Paul Godfrey has been one of our Directors since January 2004. Mr. Godfrey is President and Chief Executive Officer of the Toronto Blue Jays Baseball Club, a position he has held since September 1, 2000. From November 1992 until June 2000, Mr. Godfrey was President and Chief Executive Officer of The Toronto Sun. He serves as a director of a number of major public Canadian companies such as Astral Media Inc., The Hospital for Sick Children Foundation and the Grand Prix of Toronto Board of Trustees and is actively involved in many charitable organizations. Mr. Godfrey has received many honours including the City of Toronto’s highest award, the Civic Award of Merit, and is a member of the Order of Canada.

Frank King has been one of our Directors since November 2004. Mr. King has been an Investment Manager for more than the past five years, and is President of Metropolitan Investment Corporation. He is the former Chairman and Chief Executive Officer of the XV Olympic Winter Games, which were held in Calgary in 1988. Mr. King is the Chairman of Networc Health Inc., a director of the Westaim Corporation, and Agrium Inc., and a Trustee of Rio-Can Real Estate Investment Trust. Mr. King is an Officer of the Order of Canada.

Richard M. Leipsic has been our Senior Vice President and General Counsel since 2000 and CanWest’s Senior Vice President and General Counsel since he joined CanWest in 1999. From 1975 until he joined CanWest in 1999, Mr. Leipsic practiced commercial law at Pitblado Buchwald Asper, a Winnipeg-based law firm, where he was a senior partner. During his time at Pitblado Buchwald Asper, Mr. Leipsic acted as CanWest’s external legal counsel. Mr. Leipsic is a Trustee of the CanWest MediaWorks Income Fund.

John E. Maguire has been our Chief Financial Officer since 2000 and CanWest’s Chief Financial Officer since January 1996. Prior to that, he was Vice President, Finance since September 1994. Mr. Maguire is a Chartered Accountant. Prior to joining CanWest, Mr. Maguire worked with Coopers & Lybrand from 1980 to 1987 and another Winnipeg based public company from 1987 to 1990. Mr. Maguire is a Director of CanWest MediaWorks (NZ) Limited, CanWest MediaWorks (Canada) Inc. and numerous other companies within the CanWest group of companies.

Lisa M. Pankratz became one of our Directors in April 2005. Ms Pankratz is President of Mackenzie Cundill Investment Management Ltd. Prior to her appointment to this position in September 2006, she was President, Chief Compliance Officer and a Director of Cundill Investment Research Ltd. and Chief Compliance Officer of The Cundill Group from August 2002 to September 2006. Prior to this, she was a corporate consultant and advisor from August 2000 until July 2002. Ms Pankratz is a Director of The Insurance Corporation of British Columbia.

Thomas C. Strike has been President of our International operations since October 2004 and previously, from July 2002 held the position of Chief Operating Officer (Corporate) of CanWest and CanWest Media Inc. Prior to July 2002, Mr. Strike was CanWest’s Chief Operating Officer since September 1999 and CanWest Media’s Chief Operating Officer since 2000. Prior to that, Mr. Strike was Executive Vice President. He is a Chartered Accountant. Prior to joining CanWest, Mr. Strike worked with Coopers & Lybrand from 1978 to 1986. Mr. Strike is Chairman of CanWest MediaWorks (NZ) Limited, a Director of TEN Group Pty Limited and a Director of CanWest MediaWorks (Canada) Inc.

Peter D. Viner has been the President and Chief Executive Officer of our Canadian operations since July 2005. Previous to that he served as a strategic advisor to us and CanWest. In his 25 years with CanWest Mr. Viner has held a number of senior positions including, Chief Executive Officer of CanWest, Chief Executive Officer of the TEN Television Network in Australia and Publisher of the National Post. Mr. Viner has been with CanWest for 25 years. Mr. Viner is a Director of TEN Group Pty Limited.

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

In fiscal 2004, the CanWest Board approved a Deferred Share Unit (DSU) Plan, the purpose of which is to promote a greater alignment of interests between the individual director and the shareholders of CanWest. The CanWest Board has also introduced stock ownership guidelines that require non-executive directors, within a period of five years, to own stock equivalent to four times the annual directors’ fee. Until the stock ownership threshold is reached, directors are required to receive 50% of their annual retainer in DSUs. Under the DSU Plan, non-executive directors may elect to receive their remuneration in cash, DSUs or a combination thereof. DSUs have a value equivalent to the value of CanWest’s Subordinate Voting Shares at any time. DSUs may only be redeemed for cash and are redeemable only at the time the director ceases to be a director or for a period of time thereafter. Directors will receive, in respect of their DSUs, an amount equivalent to the amount of any dividends paid on CanWest’s Subordinate Voting Shares in the form of additional DSUs. Prior to fiscal 2004, directors were entitled to participate in the Executive Stock Option Plan.

Directors of the Company who are employees or otherwise retained by the Company, including Leonard Asper, Gail Asper and David Asper are not entitled to receive any additional remuneration for serving as directors. All other directors are entitled to receive an annual director’s fee of $30,000 and a maximum of $1,500 for each meeting attended. In fiscal 2006, the Chairman of the Board received an additional annual fee of $120,000. This fee has been increased to $145,000 for fiscal 2007. The Chairman of each committee of the Board of Directors is entitled to an additional $5,000 per annum for acting as such and directors are entitled to $1,000 per annum for each committee on which they serve. All directors are reimbursed for travel and other reasonable expenses incurred in attending Board meetings. In fiscal 2006 aggregate remuneration to directors was $774,930 of which directors elected to receive $162,500 in cash and $612,430 in DSUs.

In addition, each director is entitled to an annual award of 4,400 DSUs and the Chairman of the Board is entitled to 6,600 DSUs. For each director, this award of DSUs is pro rated for the period of service on the Board in each fiscal year. A total of 33,000 DSUs were awarded in respect of this entitlement for fiscal 2006.

Compensation of Senior Management

In fiscal 2006, we paid our executive officers aggregate compensation of $10.4 million. We awarded 328,500 stock options with an exercise price of $10.11 and an expiry of November 3, 2015 to our executive officers. The total amount we accrued to provide pension, retirement or similar benefits to directors and executive officers in fiscal 2006 was $1.3 million.

Summary Compensation Table

The Summary Compensation Table details compensation information for the three fiscal years ended August 31, 2006, for the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company (the “named executive officers”), for services rendered in all capacities.

Name and Principal Position	Year		Annual Compensation			Long Term Compensation			All Other Compensation $
			Salary $	Bonus $	Other Annual Compensation $(1)	Securities Under Options/SARs Granted #(2)	Units Subject to Resale Restrictions $
L.J. Asper President & Chief Executive Officer CanWest Global Communications Corp.	2006 2005 2004		900,000 900,000 650,000	1,053,000 1,035,000 73,125	— — —	87,500 175,000 30,000	—		— — —

D.A. Asper Executive Vice President CanWest Global Communications Corp.	2006 2005 2004		570,000 570,000 360,000	338,438 381,188 105,000	— — —	25,000 50,000 12,500)	—		— — —

J.E. Maguire Chief Financial Officer CanWest Global Communications Corp.	2006 2005 2004		500,000 450,000 275,625	621,250 309,375 59,500	— — —	25,000 50,000 12,500	—		— — —

T.C. Strike (3) President CanWest MediaWorks International, a division of CanWest Global Communications Corp.	2006 2005 2004		900,000 900,000 520,000	948,000 891,000 78,000	11,967 10,212 10,493	60,000 150,000 20,000	—		— — —

P.D. Viner President & Chief Executive Officer, Canadian Operations CanWest Global Communications Corp.	2006 2005	(4)	1,200,000 340,969	850,000 350,000	— —	21,000 —	$525,722	(5)	$45,743	(6)

(1)	The value of perquisites and benefits for each named executive officer is less than the lesser of $50,000 and 10% of the total annual base compensation and bonuses. Amounts shown reflect imputed interest benefit on loans pursuant to other indebtedness.
(2)	Option exercise price per share is the market price per share of the Subordinate Voting Shares, as at the close of trading on the trading date immediately preceding the effective date of the option grant.
(3)	Mr. Strike was appointed to his present position on October 4, 2004. Previously he was Chief Operating Officer (Corporate).
(4)	Represents actual compensation received during fiscal year ended August 31, 2005. Mr. Viner was appointed President and Chief Executive Officer of the Company’s Canadian operations on June 1, 2005.
(5)	Amount shown represents the value of performance units granted to the named executive officer pursuant to the terms of CanWest MediaWorks Income Fund’s Performance Unit Plan calculated by multiplying the number of performance units granted to the named executive officer (56,227 performance units) by the closing price of the fund units on the Toronto Stock Exchange on November 3, 2005, the trading date prior to the effective date of the grant. The number of fund units issued to a named executive officer pursuant to the terms of the Performance Unit Plan upon the redemption of performance units will depend on the application of a performance modifier. Participants will receive one unit of CanWest MediaWorks Income Fund at the end of a three-year performance period for each grant for each performance modifier adjusted vested performance unit, subject to the discretion of the trustees of the Fund to make an equivalent cash payment in certain circumstances. One-third of the performance units granted on an award date vest each year. The performance modifier varies from 25% to 125% based upon the cumulative total unitholder return which, for purposes of the Performance Unit Plan, is measured by reference to the cumulative distributions on a reinvested basis and the percentage change in trading price of the units of the Fund on the TSX over the performance period. Participants are entitled to receive distribution equivalents in the form of additional performance units based upon distributions paid by the Fund.
(6)	Amount shown represents the value of distribution equivalents credited to the named executive officer in the form of additional performance units (5,187 performance units) pursuant to the terms of CanWest MediaWorks Income Fund’s Performance Unit Plan.

Options

Options Granted During the Most Recently Completed Financial Year

Information as to options granted in respect of fiscal 2006 to named executive officers of the Company under the Executive Stock Option Plan is shown in the table below:

Name	Subordinate CanWest Voting Shares Under Option #	% of Total Options Granted to CanWest Employees in respect of fiscal 2006	Exercise Price $/Security	Market Value of CanWest Subordinate Voting Shares Underlying Options on the Date of Grant $/Security	Expiration Date
D.A. Asper	25,000	3.6%	10.11	10.11	November 2015
L.J. Asper	87,500	12.5%	10.11	10.11	November 2015
J. E. Maguire	25,000	3.6%	10.11	10.11	November 2015
T.C. Strike	60,000	8.6%	10.11	10.11	November 2015
P.D. Viner	21,000	3.0%	10.11	10.11	November 2015

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

Information as to options exercised during the year and unexercised and outstanding options to purchase Subordinate Voting Shares pursuant to the Executive Stock Option Plan in respect of the named executive officers of the Company is shown in the table below:

Name	Securities Acquired on Exercise #	Aggregate Value Realized $	Unexercised Options at August 31, 2006		Value of Unexercised In-The-Money Options at August 31, 2006
			Exercisable #	Unexercisable #	Exercisable $	Unexercisable $

D.A. Asper	—	—	54,352	77,500	11,475	—
L. J. Asper	—	—	134,055	303,200	27,540	18,360
J.E. Maguire	—	—	70,382	96,375	11,475	7,650
T.C. Strike	—	—	118,287	206,800	18,360	12,240
P.D. Viner	—	—	191,978	29,000	18,360	12,240

Defined Benefit or Actuarial Plan Disclosure

Named executive officers are entitled to retirement compensation benefits under a Retirement Compensation Arrangement or similar arrangements providing benefits (collectively, the RCA) as described below.

Retirement Compensation Arrangement

Certain senior executives of the Company are covered under the RCA. Under the RCA, the benefit accrual for these senior executives is equal to 2.25% of the executive’s Final Average Earnings multiplied by the number of years the executive has been continuously employed by the Company. Final Average Earnings are defined as the average of the executive’s aggregate salary plus incentive bonus earned from the Company or any of its affiliates in each of the best three consecutive years out of the last ten years of the executive’s employment with participating employers. Normal retirement is at age 62 and the normal form of pension is payable for only the lifetime of the executive, however participants can elect an optional form of payment in the form of a life annuity guarantee or a joint survivor annuity. In either case, the optional form is actuarially equivalent to the normal form. Participants can retire as early as age 50 with 5 years’ service. Pensions payable on early retirement will be reduced by 0.5% for each month that retirement occurs prior to age 62. For purposes of the RCA benefits payable to the named executive officers indicated below, the Final Average Earnings are capped at $500,000. Benefits accrued under the RCA are not reduced by any social security or Canada Pension Plan benefits. The table below shows the cumulative pension amounts which would be payable at normal retirement based on various levels of Final Average Earnings and years of credited service.

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

The above table is applicable to D.A. Asper, L.J. Asper, J.E. Maguire, T.C. Strike and P.D. Viner. Credited service at January 1, 2007 will be as follows:

•	Mr. D.A. Asper, 15.33 years;
•	Mr. L.J. Asper, 15.83 years;
•	Mr. J.E. Maguire, 16.33 years;
•	Mr. T.C. Strike, 20.42 years; and
•	Mr. P.D. Viner, 26.25 years.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has the following employment agreements with named executive officers:

Leonard J. Asper

The Company has entered into a management services agreement with Leonard Asper Holdings Inc. (“LAHI”) with respect to the services of Leonard Asper. In respect of the services provided by Leonard Asper as President and

Chief Executive Officer (“CEO”), the agreement provides for a base annual fee of $900,000 and incentive fees up to 200% of base fee based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives. Mr. Asper is entitled to receive an annual grant of 175,000 options, 50% of which were granted on November 4, 2005 and 50% of which is performance-based and was dependent upon the financial performance of the Company in fiscal 2006. No performance based options were granted in respect of fiscal 2006. On November 6, 2006, Mr. Asper was granted 87,500 options in respect of fiscal 2007. The agreement requires that Mr. Asper not engage or invest in, own, manage, operate, finance, control or participate in any business that competes with CanWest for a period of 12 months following the expiration of this agreement. Should LAHI terminate the agreement within six months following a change of control of CanWest, LAHI is entitled to receive 24 months basic fees and pro-rated incentive fees for the fiscal year in which the termination occurs.

David A. Asper

The Company has entered into a management services agreement with David Asper Holdings Inc. with respect to the services of David Asper. In respect of the services provided by David Asper as Executive Vice President and Chairman of the National Post, the agreement provides for a base annual fee of $570,000 and incentive fees up to 100% of base fee based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives. Mr. Asper is entitled to receive an annual grant of 50,000 options, 50% of which were granted on November 4, 2005 and 50% of which is performance-based and was dependent upon the financial performance of the Company in fiscal 2006. No performance based options were granted in respect of fiscal 2006. On November 6, 2006, Mr. Asper was granted 25,000 options in respect of fiscal 2007.

John E. Maguire

The Company has entered into an employment agreement with John E. Maguire, as Chief Financial Officer. The agreement provides for a base annual salary of $500,000 and incentive compensation up to 100% of base salary based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives. In fiscal 2006, Mr. Maguire received additional incentive compensation for activities related to the initial public offering of the CanWest MediaWorks Income Fund. Mr. Maguire is entitled to receive an annual grant of 50,000 options, 50% of which were granted on November 4, 2005 and 50% of which is performance-based and was dependent upon the financial performance of the Company in fiscal 2006. No performance based options were granted in respect of fiscal 2006. On November 6, 2006, Mr. Maguire was granted 25,000 options in respect of fiscal 2007.

Thomas C. Strike

The Company has entered into an employment agreement with Thomas C. Strike, as President of CanWest MediaWorks International. The agreement provides for a base annual salary of $750,000, a guaranteed annual bonus of $150,000 and incentive compensation up to 150% of combined base and guaranteed annual bonus based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives. In fiscal 2006, Mr. Strike received additional incentive compensation for activities related to the initial public offering of the CanWest MediaWorks Income Fund. Mr. Strike is entitled to receive an annual grant of 120,000 options, 50% of which were granted on November 4, 2005 and 50% of which is performance-based and was dependent upon the financial performance of the Company in fiscal 2006. No performance based options were granted in respect of fiscal 2006. On November 6, 2006, Mr. Strike was granted 60,000 options in respect of fiscal 2007. In the event of termination following a change of control of CanWest, Mr. Strike is entitled to receive a payment equivalent to two years base salary and guaranteed annual bonus.

Peter D. Viner

The services of Peter D. Viner as President of the Company’s Canadian Operations and as President and Chief Executive Officer of CanWest MediaWorks Limited Partnership were provided pursuant to agreements entered into with Mr. Viner’s personal services company. The agreements which expire on May 31, 2007, collectively, provide for a base annual fee of $900,000 and a guaranteed annual incentive fee of $300,000 and incentive fee of up to 150% of the combined base fee and guaranteed annual incentive base upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives. Mr. Viner is entitled to receive an annual grant of performance units under the CanWest MediaWorks Income Fund Performance Unit

Plan (“PUP”) and CanWest stock options. On November 4, 2005, Mr. Viner was granted 56,227 performance units and 21,000 options representing 50% of his option entitlement in respect of fiscal 2006. No performance based options were granted in respect of fiscal 2006. In respect of fiscal 2007, Mr. Viner was granted 56,227 performance units and 21,000 options on November 6, 2006. The services of Mr. Viner’s personal services company can be terminated (i) at any time for cause or (ii) following June 1, 2006 without cause, in which case his personal services company is entitled to a payment equal to the base fee and guaranteed annual incentive owing to May 31, 2007. Both Mr. Viner’s personal service company and Mr. Viner agree not to provide services to any entity which operates a business competitive with CanWest, in any country where CanWest has operations, for 12 months following the end of the agreement.

Composition of the Human Resources Committee

During the year ended August 31, 2006, the following were members of the Human Resources Committee: Mr. Ronald Daniels (Chair), Dr. Lloyd I. Barber, Mr. Derek Burney, Mr. Paul Godfrey and Mr. Frank King.

Report on Executive Compensation

The Company’s compensation policies are designed to attract, retain, incent and reward the services of highly skilled executives by providing compensation and incentives to recognize high performance. The Company’s “pay for performance” approach is to provide competitive compensation packages commensurate with industry standards.

Compensation packages reflect job levels and responsibilities as well as the marketplace and are designed to be competitive with (i) that of other publicly traded companies which, similar to the Company, are involved in the media and entertainment industry and (ii) other publicly traded companies of comparable size in terms of revenue. In addition, the Company has analyzed compensation surveys and studies to compare the compensation packages to generally accepted practices for publicly traded companies. The major elements of the executive compensation packages consist of base salary, annual performance-based incentives, long-term stock options and perquisites. The Human Resources Committee (the “Committee”) has the responsibility to annually review and recommend for approval by the Board, corporate goals and objectives relevant to the CEO’s compensation package, as well as review and approve the CEO’s compensation based on the Committee’s evaluation of the CEO’s performance. The Committee is also responsible for reviewing, evaluating and recommending compensation packages for (i) the Chair of the Board, (ii) each executive officer who reports to the CEO, and (iii) any other employee that the Committee determines appropriate from time to time.

Base salary and variable compensation has been determined for each named executive officer based upon individual performance, level, scope and job responsibilities and, in relation to comparable positions internally as well as externally in the media industry. Base salary levels are intended to attract and retain executives, provide fair and competitive compensation commensurate to an executive’s experience, as well as to reward individual performance and achievement of objectives. Annual performance-based incentives are designed to encourage and reward improved performance from year to year.

The amount of annual incentive payment is tied to two components: (i) achievement of improved financial results and (ii) achievement of personal objectives. For fiscal 2006, the achievement of financial criteria and personal objectives have weightings of 75% and 25% respectively in the calculation of annual incentive payments. The financial criteria include a minimum year over year increase in fully diluted earnings per share, a minimum year over year increase in net earnings and a minimum return on average shareholders’ equity.

The long-term stock option program (Executive Stock Option Plan) is designed to reward executives for their performance and contribution to the Company as well as retain their services over the long-term. Under the Executive Stock Option Plan, the Board may grant options to acquire Subordinate Voting Shares or Non-Voting Shares (see “Securities Authorized for Issuance Under Equity Compensation Plans”). Each participant in the plan is entitled to receive an annual grant of options, 50% of which is performance-based and dependent upon the financial performance of the Company. Specifically, for these performance-based options to be granted, the Company has to achieve at least two of the following three performance criteria: a minimum year over year increase in the share price, a minimum year over year increase in net earnings/operating earnings (as applicable) and a minimum return on average shareholders’ equity. For fiscal 2006, for the named executive officers these performance criteria were not achieved and therefore only 50% of the option entitlement was awarded. Options granted to executives in fiscal 2006 vest over 5 years at the rate of 20% per year. The Company has determined that the maximum dilutive impact of outstanding stock options shall not exceed 5% and, accordingly, believe this Plan to be more restrictive (less dilutive) than the majority of such plans of companies in the comparison groups.

Submitted by:	Ronald J. Daniels	Lloyd Barber
	Derek Burney	Paul Godfrey
Frank King

Compensation of the CEO

In respect of fiscal 2006, the CEO was paid a base salary of $900,000, a bonus of $1,053,000 and was granted options to acquire 87,500 Subordinate Voting Shares under the Executive Stock Option Plan. The annual performance based incentive of up to 200% of base salary was based upon financial and personal objectives determined and approved by the Board. In fiscal 2006, the incentive was based upon achievement of two thirds of the financial objectives and upon 68% achievement of personal objectives. The Human Resources Committee reviews the compensation of the CEO in relation to the compensation of CEOs of comparable companies in the media and entertainment industry and other companies of similar size and revenue. A comprehensive survey by a third party consulting firm was undertaken in 2006 in order to assist the Human Resources Committee with its determination.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We are committed to the highest standards of corporate governance. The Board and each of its committees have continued to refine our governance policies and practices in light of regulatory initiatives in North America that have been adopted to improve corporate governance.

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, the Company is subject to Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

The Board also has reviewed our corporate governance practices in response to the U.S. Sarbanes-Oxley Act of 2002 and applicable rules of the U.S. Securities and Exchange Commission (the “SEC Rules”) and the New York Stock Exchange Corporate Governance Standards (the “NYSE Standards”). The Board will continue to review our corporate governance practices on an ongoing basis in response to the evolving regulatory standards

Our corporate governance practices are set out below.

Ethical Business Conduct

We have adopted a Code of Ethics (the “Code”) that governs the behavior of our directors and senior executive officers. The Code sets out procedures for monitoring compliance with the Code, describes the measures designed to ensure that the directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, and describes other steps taken to encourage and promote a culture of ethical business conduct. A copy of the Code is available on our website at www.canwestglobal.com.

Board Mandate

The mandate of the Board is to supervise the management of our business and affairs, to act with a view to our best interests and to exercise the care, skill and diligence that a reasonably prudent person would exercise in comparable circumstances. In doing so, the Board acts in accordance with:

•	the CBCA, the Broadcasting Act, other laws that apply to media companies, as well as laws of general application;

•	our articles of incorporation and by-laws;

•	written charters of the Board and Board committees; and

•	the Code and other internal policies.

As part of its overall stewardship responsibilities, the Board is responsible for the following matters:

(a)	General Strategic Direction and Significant Initiatives

•	Reviewing and assessing our operations with a view to ensuring the best performance is achieved;

•	Reviewing and approving our major development activities, including major acquisitions, investments and divestitures outside the ordinary course of business;

•	Adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

•	Approving operating and capital budgets;

•	Reviewing and approving the dividend policy and declaration of dividends; and

•	Reviewing and approving major financing and any offering of our securities.

(b)	Risk Management

•	Identifying the principal risks of our business (including financial, accounting and legal risks) and ensuring the implementation of appropriate systems to manage these risks;

•	Reviewing and ensuring the integrity of our internal control and management information systems;

•	Satisfying itself from time to time that our operations are in material compliance with applicable laws and regulations;

•	Reviewing and approving the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for us, taking into account the recommendations of the Audit Committee; and

•	Reviewing and approving the compensation of the external auditor, taking into account the recommendations of the Audit Committee.

(c)	Human Resources and Compensation (including the President and CEO)

•	Appointing the President and CEO;

•	Reviewing and approving position descriptions for the Chair of the Board and the CEO, and, in the case of the CEO, taking into account the recommendations of the Human Resources Committee;

•	Reviewing and evaluating the performance of (i) the Chair of the Board, (ii) each executive officer who reports to the CEO, and (iii) any other employee that the Human Resources Committee determines appropriate from time to time, taking into account evaluations provided by the Human Resources Committee;

•	Reviewing and approving compensation for (i) the Chair of the Board, (ii) each executive officer who reports to the CEO, and (iii) any other employee that the Human Resources Committee determines appropriate from time to time, including base salary, long-term incentive plans and perquisites, taking into account the recommendations of the Human Resources Committee;

•	Reviewing and approving the remuneration of each director, taking into account the recommendations of the Human Resources Committee;

•	Reviewing and approving the Company’s Amended and Restated Combined Share Compensation Plan and Deferred Share Unit Plan (the “Equity Plans’) and Executive Annual Incentive Plan;

•	Reviewing and approving grants under the Equity Plans, taking into account the recommendations of the Human Resources Committee;

•	Reviewing and approving any incentive or equity based compensation to be granted outside the Equity Plans or the Executive Annual Incentive Plan, taking into account the recommendations of the Human Resources Committee;

•	Reviewing and approving the Company’s compensation and benefits programs for its executive officers generally, taking into account the recommendations of the Human Resources Committee;

•	Succession planning (including appointing, training and monitoring of the Company’s executive officers);

•	Satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization; and

•	Overseeing and monitoring our pension plans and other retirement arrangements, or, to the extent this function is delegated to the Pension Committee, requesting updates and other relevant information from the Pension Committee from time to time.

(d)	Communications and Disclosure

•	Reviewing with management from time to time the Company’s procedures for receiving feedback from shareholders, including written and electronic feedback, and satisfying itself that appropriate procedures are in place or recommending changes where desirable; and

•	Reviewing and approving the Company’s (i) quarterly and annual financial statements and accompanying management’s discussion and analysis, (ii) annual report, (iii) annual information form, (iv) annual and quarterly news releases, and (v) annual notice of meeting, management information circular and proxy form, taking into account the recommendations of the Audit Committee, where applicable.

(e)	Corporate Governance

•	Reviewing and approving a set of corporate governance principles applicable to the Company, taking into account the recommendations of the Governance and Nominating Committee.

The Board meets at least once in each fiscal quarter, with additional meetings scheduled as required. Each director has a responsibility to attend and participate in Board meetings. It is the responsibility of the Chair of the Board to ensure effective operation of the Board and to ensure the Board discharges all of its responsibilities.

In fulfilling the Mandate, the directors have access to our management as well as our advisors, which assists them in the understanding of proposed Board actions and the implications of voting for or against such actions.

Orientation and Continuing Education

New directors are given the opportunity to individually meet with senior management to improve their understanding of our operations and tours of several of our key operations are arranged for the new directors. New directors are also provided with reference materials describing our organizational structure, the structure of the Board and its committees, our policies, articles and by-laws, as well as Board materials for the preceding 12 months. All of the directors have access to continuing education opportunities designed to help them as well as to ensure that their knowledge and understanding of our business remains current. On an ongoing basis, directors are given presentations on various aspects of our activities and functions during regularly scheduled Board meetings. In addition, regardless of whether a meeting of the Board is scheduled, all directors regularly receive information on our operations including a report from the CEO, a report on corporate development activities, operations reports, a financial overview and other pertinent information. All of our executives are available for discussions with directors concerning any questions or comments which may arise between meetings.

Composition of the Board

The Company’s Board currently consists of ten directors, seven of whom are independent under the NYSE Standards, as follows: Lloyd I. Barber, Derek H. Burney, Frank W. King, Ronald J. Daniels, David J. Drybrough, Paul V. Godfrey, and Lisa M. Pankratz. Accordingly, a majority of the directors are independent. The three remaining directors, David A. Asper, Gail S. Asper and Leonard J. Asper, are considered to be non-independent directors because they are each directors, senior officers and controlling shareholders of CanWest.

In order to ensure that the Board can function independently from management, the Board has separated the roles of Chair of the Board and CEO through the appointment of Derek H. Burney, an independent director, as Chair of the Board and Leonard J. Asper as CEO. During regularly scheduled Board and committee meetings, the independent directors meet separately from members of management and non-independent directors.

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

Committees of the Board

The Board has four committees. The Chair of the Board is an ex-officio member of all of the committees of the Board, subject to the limitations set out in the Company’s by-laws. Committees of the Board are authorized by the Board from time to time, and as appropriate, to retain outside advisors at the Company’s expense. Individual directors may, with the consent of the Chair of the Governance and Nominating Committee, engage outside advisors at the expense of the Company. In addition, the Human Resources Committee is permitted, without any separate approval being required, to retain consulting firms at the expense of the Company, in order to assist the committee in the evaluation of the CEO and other executive officers and in setting executive compensation.

Audit Committee

The Audit Committee is composed of three directors, each of whom is unrelated and independent. The Board has determined that all of the members of the Audit Committee are “financial experts” and “financially literate” as these terms are defined in National Instrument 52-110, the Sarbanes-Oxley Act of 2002, the SEC Rules and NYSE Standards.

Human Resources Committee

The Human Resources Committee is composed of five directors, all of whom are independent. The committee makes recommendations to the Board on, among other things, executive compensation, approves the compensation of the CEO and reviews other aspects of executive compensation, such as CanWest’s share compensation plans. The Human Resources Committee has developed a description of the position of the Chair of the Board and each committee of the Board and the CEO and is responsible for reviewing and approving the corporate objectives (financial and personal) the CEO is responsible for meeting. This committee also conducts the annual assessment of the CEO’s performance as measured against these objectives. The results of this assessment are reported to the Board.

The Human Resources Committee reviews how directors are compensated for serving on the Board and its committees and recommends any changes to the Board. In doing so, the Human Resources Committee compares the directors’ compensation to that of similar companies. The committee also ensures that we comply with corporate and securities legislation with respect to executive compensation disclosure.

Pension Committee

The Pension Committee is composed of four members, three of whom are independent directors. The Pension Committee is responsible for overseeing matters relating to the investment policies and performance of the our pension funds.

Governance and Nominating Committee

The Governance and Nominating Committee is composed of three directors, all of whom are independent. The committee is responsible for developing and recommending to the Board a set of corporate governance principles applicable to us. The Governance and Nominating Committee also monitors compliance with any rules, regulations, procedures or guidelines promulgated by regulatory authorities having jurisdiction over us relating to corporate governance. The Board is responsible for reviewing and approving the set of corporate governance principles recommended by the Governance and Nominating Committee. The Corporate Secretary, who is also a director, is responsible for ensuring all corporate governance matters are reviewed by the Board and the Governance and Nominating Committee, as appropriate.

The Governance and Nominating Committee is responsible for considering and recommending nominees for election to the Board. This committee is also responsible for establishing procedures to evaluate the Board and each director and overseeing such evaluation. In considering nominees for election to the Board, the Governance and Nominating Committee takes into account geographic diversity and considers the primary markets in which the Company operates as well as the expertise and experience necessary to support the Company’s strategy and operations.

The committee is also responsible for reviewing annually the structure and mandates of each of the Board committees (including this committee) and assessing their effectiveness. In addition, issues regarding quality of information and suggestions relating to the appointment of new directors and Board performance are regularly explored at the meetings of the committee.

EMPLOYEES

As at August 31, 2006 our Canadian television operations (including our Canadian sales operations) employed the equivalent of approximately 2,183 full-time employees. Approximately 53% of our Canadian broadcast employees are unionized and are employed under a total of 15 collective agreements. One of these agreements (Global Quebec) is currently in negotiation. In fiscal 2007 eleven of these agreements will expire.

Thirteen of our broadcasting bargaining units are represented by the Communications, Energy and Paper-workers Union of Canada (CEP). In April 2001, this union applied to the Canadian Industrial Relations Board (CIRB) to amalgamate all of the CEP broadcast bargaining units into a single bargaining unit. In March 2005, the CIRB decided that the 13 units should be merged into three units in the Maritimes, Ontario and Western Canada. Both parties requested reconsideration of the decision and in March 2006, the CIRB overturned the decision. CIRB hearings are scheduled for December 2006 to determine the appropriate number of bargaining units.

As at August 31, 2006 we employed the equivalent of 5,796 full time employees in our publications and interactive operations. Approximately 49% of these employees are employed under a total of 41 collective agreements. One of these collective agreements is currently in negotiation. In fiscal 2007, fifteen collective agreements will expire. In general, our collective agreements cover operations at individual publications or business locations, rather than multiple locations.

In addition, as at August 31, 2006, we had the equivalent of approximately 330 non-unionized full time employees working in central services areas including our Reach Canada call centre, our business services centre, and our information technology group. These employee groups support our Canadian television, newspaper and interactive operations.

In Australia, Network TEN and Eye Corp. employed approximately 1,200 full-time employees at August 31, 2006. Approximately 40% are represented by labor unions.

In New Zealand, as at August 31, 2006 TVWorks had 365 employees, and RadioWorks had approximately 650 employees. None of our employees in New Zealand are represented by trade unions.

We employ 71 people in our Turkish radio operations, none of which are represented by trade unions. As at August 31, 2006 we employed 11 people in our UK radio operations.

We employ approximately 50 people at our corporate and international offices.

As at August 31, 2006, 2005 and 2004 we had 10,656, 10,659 and 10,052 full-time employees, respectively.

Collective bargaining agreements to which we are subject vary as to the number of employees covered and content. We believe we have satisfactory relationships with unionized and non-unionized employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

We are a wholly owned subsidiary of CanWest. Mr. David A. Asper, Ms Gail S. Asper and Mr. Leonard J. Asper (collectively, the “Family Members”), each of whom is a director and officer of both CanWest and the Company, each beneficially owns 25,595,325 multiple voting shares of CanWest, representing in aggregate all of the multiple voting shares of CanWest.

The Family Members and certain of their respective wholly-owned holding corporations have entered into a Shareholders’ Agreement under which the parties have granted to each other certain rights and obligations with respect to the holding and disposition of securities of CanWest. In addition, each of the parties to the Shareholders’ Agreement that holds securities of CanWest has agreed to vote such securities held by it in favour of individuals nominated by the Family Members (or their representatives) as directors of CanWest and who together constitute at least a majority of the directors of CanWest but as close to a simple majority as possible. The Shareholders’ Agreement provides that each Family Member (or representative) is entitled to nominate an equal number of directors of the Company. Such parties holding securities of CanWest have also agreed to vote such securities on all other matters submitted to a vote of shareholders of CanWest as determined by the Family Members (or their representatives).

RELATED PARTY TRANSACTIONS

As of August 31, 2006 we had outstanding advances due from CanWest of $55 million (August 31, 2005 - $75 million). The largest amount outstanding during our fiscal year 2006 was $75 million. The loan is unsecured and non-interest bearing with no fixed repayment terms.

As of August 31, 2006 we had loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest in the gross amount of $421.2 million (2005 – $441.6 million). Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, in fiscal 2004, CanWest commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company established a provision of $418.7 million against these loans in fiscal 2004 and an additional provision of $11.4 million in 2005. For the year ended August 31, 2006, due to recoveries of certain balances at CanWest’s Fireworks Entertainment Division, additional funds, in excess of previously expected recoveries, totaling $8.9 million were repaid to the Company. The net amount due under these loans was nil as at August 31, 2006 and $22.9 million as at August 31, 2005. The largest net amount outstanding under these loans during our fiscal year 2006 was $22.9 million. These loans were unsecured and non-interest bearing.

In October 2005, we settled senior subordinated notes held by our parent company with a book value of $49.7 million under the same terms offered to unrelated senior subordinated note holders for $55.4 million. Interest expense related to this debt totaled $0.7 million for the year ended August 31, 2006 (2005 - $6.0 million).

A company which is affiliated with our controlling shareholders owns CanWest Global Place in Winnipeg, Manitoba, a building in which we are a tenant. Rent paid to this company for the year ended August 31, 2006 amounted to $1.1 million (2005 – $1.1 million). An additional amount of $0.5 million of building development expenses was recorded as payable to this company.

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

In addition, CanWest has approved stock based compensation programs, the purpose of which are to provide our employees and certain of our directors and the directors of our subsidiaries with the opportunity to participate in the growth and development of CanWest through the granting of options on CanWest shares and share purchase loans. Under our employee stock option plan, certain of our employees are issued stock options for shares of CanWest, our ultimate parent. In accordance with our accounting policies for stock based compensation, as a result of the granting of stock options we record compensation expense and an amount payable to CanWest equivalent to the fair value of the options granted. For fiscal year 2006, our stock compensation expense was $2 million (2005 – $3 million), the amount payable to CanWest is included in the balances listed above.

Indebtedness of Directors and Senior Officers Under Securities Purchase Programs.

With the exception of certain senior executives, our employees are eligible to participate in the Employee Share Purchase Plan or Management Share Purchase Plan, each of which are part of the CanWest’s Amended and Restated Combined Share Compensation Plan. Participants may acquire, annually, Subordinate Voting Shares or Non-Voting Shares of CanWest, depending upon the participant’s citizenship, with a purchase price equal to the market price per share of the relevant shares up to a maximum amount of 5% of their annual base compensation in the case of other participants in the Employee Share Purchase Plan; and 10% of their annual base compensation in the case of participants in the Management Share Purchase Plan. All participants are eligible to receive interest-free share purchase loans from us. Such loans are to be repaid in full by December 31 of the year in which the loans were made.

Aggregate Indebtedness

AGGREGATE INDEBTEDNESS AS AT AUGUST 31, 2006

Purpose	To the Company or its Subsidiaries	To Another Entity
Share purchases	$138,000	NIL
Other (1)	$362,000	NIL

(1)	These loans, which are secured by mortgages, were outstanding prior to the enactment of the Sarbanes-Oxley Act of 2002.

Indebtedness of Directors and Executive Officers Under Securities Purchase and Other Programs

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS UNDER

(1) SECURITIES PURCHASE AND (2) OTHER PROGRAMS

Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During Year Ending August 31, 2006 ($)	Amount Outstanding as at December 4, 2006 ($)	Financially Assisted Securities Purchases During Year Ending August 31, 2006 (#)	Security for Indebtedness	Amount Forgiven During Year Ending August 31, 2006 ($)
Securities Purchase Programs
N/A	N/A	—	—	—	—	—

Other Programs (1)
T.C. Strike President CanWest MediaWorks International, a Division of CanWest	Lender	350,000	—	—	mortgage	—

(1)	This loan was outstanding prior to the enactment of the Sarbanes-Oxley Act of 2002.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please refer to our audited consolidated financial statements set forth in Part III, Item 18 hereof and filed as part of this annual report.

LEGAL PROCEEDINGS

CBL Litigation

On March 5, 2001, certain plaintiffs who owned a 29.3% interest in CanWest Broadcasting Ltd. (“CBL”) filed a statement of claim with the Ontario Superior Court of Justice against us, certain subsidiaries, and Israel Asper. The plaintiffs claimed, among other things, that the defendants acted in a manner that is oppressive and unfairly prejudicial to the plaintiffs; improperly favored the interests of the defendants over the interests of CBL and the plaintiffs (including the diversion of corporate opportunities); owe fiduciary duties to the plaintiffs; and wrongly terminated certain contracts with the plaintiffs and replaced them with non-arm’s length contracts.

At the time of the commencement of the action, we owned 70.67% of CBL and the plaintiffs owned the minority interest. CBL owned the Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and CFSK). On May 1, 2001, CBL amalgamated with one of our indirect wholly-owned subsidiaries to continue as CBL Amalco. Under the terms of the amalgamation agreement, we received all of the shares of CBL Amalco and the minority shareholders of CBL received special preference shares of CanWest. CanWest redeemed such special preference shares for $57.7 million on December 18, 2002.

This action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. . By a statement of claim dated April 5, 2004, issued in the Manitoba Court of Queen’s Bench, the plaintiffs commenced a suit against the defendants noted above as well as Leonard Asper, claiming in substance the same matters as in the Ontario action and as well that the amalgamation was oppressive to the interests of the plaintiff. The plaintiffs are seeking, among other things, damages of $405 million (including aggravated and punitive damages).

The defendants filed a statement of defense and counterclaim on June 20, 2005. In its defense and counterclaim, the defendants deny the plaintiffs’ claim for damages and further assert that by not dissenting to the amalgamation the plaintiffs waived or are estopped from asserting claims in the action, including for appraisal, fair value or oppression. The defendants also plead that the plaintiff’s claim is barred with respect to any matter, facts, or conduct prior to six years preceding the filing of the statement of claim in Manitoba. In its counterclaim, CanWest (plaintiff by counterclaim) claims against the plaintiffs (defendants by counterclaim) repayment to CanWest of the difference between the fair value of the shares held by the defendants in CBL and $57.7 million. The defendants filed a reply and defense to CanWest’s counterclaim on September 6, 2005.

Hollinger Litigation

We have referred to arbitration disputes related to approximately $95 million we claim to be owed by Hollinger International Inc. and certain of its affiliates related to certain unresolved matters arising from our November 15, 2000 acquisition of certain newspaper assets from Hollinger International Inc. and certain of its affiliates. In the arbitration, Hollinger International claims that it and certain of its affiliates are owed approximately $108 million by CanWest under the relevant agreement.

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

ITEM 9. THE OFFER AND LISTING

MARKETS

Our securities are not traded on any stock exchange or other regulated market. Our parent, CanWest Global Communications Corp. is a public company whose Subordinate Voting Shares and Non-voting Shares are listed on The Toronto Stock Exchange and whose Non-voting Shares are listed on The New York Stock Exchange.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a summary of certain provisions of our Articles of Amalgamation and By-Laws. This summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Amalgamation and By-Laws.

Our Board of Directors shall consist of a majority of resident Canadians and at least 75% of our Directors shall be Canadian citizens (Section 4.2 of the By-laws). If a director is materially interested in a contract or proposed contract with us, or is a director or officer of or has a material interest in any person who is a party to a contract or proposed contract with us, such director must disclose to us in writing the nature and extent of such director’s interest and refrain from voting with respect thereto (Section 4.19 of the By-laws). Directors need not hold our shares in order to qualify as directors on the Board of Directors (Section 4.2 of the By-laws). Our Board of Directors, on our behalf, shall have general powers of borrowing, including borrowing money upon our credit, issuing debt obligations, giving financial assistance to any person by loan, guarantee or otherwise and creating security interests in our properties (Section 3.1 of the By-laws). Our Board of Directors shall also have the power to authorize remuneration for directors’ services, subject to unanimous shareholder agreement (Section 4.18 of the By-laws).

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

MATERIAL CONTRACTS

Except as otherwise disclosed in this annual report and our financial statements and notes included elsewhere in this annual report, we have no material contracts.

EXCHANGE CONTROLS

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian company to non-resident investors.

DOCUMENTS ON DISPLAY

Although we are not subject to the information requirements of Section 13 or 15(d) under the Securities Exchange Act of 1934, as amended, we are required to file such reports with the SEC under the terms of certain of our debt agreements. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549. You may also obtain copies of these materials by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. For further information on the public reference rooms, please call the SEC at 1-800-SEC-0330.

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

As at August 31, 2006, we have fully hedged the currency exposure on our U.S. dollar denominated debt.

As of August 31, 2006, we have entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 5.7%) and receive floating rates of interest (at an average rate of 4.4%) on a notional amount of $1,172 million. We have entered into pay fixed receive floating cross currency swap contracts at an average rate of 3.7% on a notional amount of $520 million and receive floating rates of 7.7% on a notional amount of US$336 million. We have also entered into pay floating receive fixed cross currency swap contracts at an average floating rate of 8.6% on a notional amount of $908 million and an average fixed rate of 8.0% on a notional amount of US$762 million.

We are also exposed to foreign exchange and interest rate risk as a result of debt and related swaps issued by CanWest MediaWorks (NZ) and TEN Group. As at August 31, 2006, CanWest MediaWorks (NZ) had $134 million (NZ$185 million) of debt. NZ$165 million of this debt was swapped to a fixed rate (at an average rate of 7.5%) until 2010, and the remainder of the debt bears interest at a floating rate.

At August 31, 2006, TEN Group had long term debt of $447 million (A$485 million). TEN Group has entered into “pay floating receive fixed” cross currency swap contracts at an average floating rate of 7.2% on a notional amount of A$210 million and “received fixed” swap contracts at an average rate of 5.4% on a notional amount of US$ 125 million. TEN Group has also entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 5.7%) on a notional amount of A$260 million.

Based on the swap contracts outstanding and the level of variable rate debt at August 31, 2006, we estimate that a 1% increase in floating interest rates would increase annual interest expense by $11 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of August 31, 2006, our outstanding swap contracts were in a net unrealized loss position of $328 million (including $46 million related to TEN Group). Of this amount $109 million (including $39 million related to TEN Group) is recorded in the book value of our long term debt on our balance sheet because we carry hedged foreign denominated debt at swapped rates and a net amount $139 million of the liability is recorded on our balance sheet as swap liabilities and assets related to swaps for which we are not utilizing hedge accounting.

As of August 31, 2006, assuming all other variables are held constant, a 10 basis point parallel upward shift in the Canadian and U.S. fixed yield interest rate curves would result in a $0.6 million deterioration in the mark to market value of all swaps, excluding TEN Group. A $0.001 change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $1.3 million change in the mark to market value of the cross currency swaps. A $0.001 change in the value of the Australian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $.3 million change in the mark to market value of the cross currency swaps.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULT, DIVIDEND ARRERAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of August 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of August 31, 2006 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during fiscal year 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Audit Committee are financially literate and our Board has determined that Dr. Barber, Ms Pankratz and Mr. Drybrough qualify as financial experts and are independent under the New York Stock Exchange independence standards applicable to foreign private issuers.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Ethics that applies to our Chief Executive Officer and senior financial officers. The code of ethics is posted on our website at www.canwestglobal.com. If we make substantive amendments to the Code of Ethics or grant any waiver, we will disclose the nature of such amendment or waiver on our website within five days of such amendment or waiver.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee establishes the external auditors’ compensation. For the years ended August 31, 2006 and August 31, 2005, we paid fees to PricewaterhouseCoopers LLP and its affiliates as follows:

	For the year ended August 31,
	2005	2006
	(in thousands of Canadian dollars)
Audit fees	$3,092	$6,335
Audit related fees(1)	1,759	1,243
Tax fees(2)	794	716

	$5,645	$8,294

(1)	Audit related fees include fees for employee benefit plan audits, special audits in connection with the sale of certain operations and consultations concerning financial accounting and reporting standards.
(2)	Tax fees relate to services provided in the review of foreign affiliate surplus calculations, consultations with respect to indirect taxation matters and consultations with respect to tax structuring for acquisitions, divestitures, and financing arrangements, including assistance to internal and external legal counsel.

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

Item 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to our audited consolidated financial statements for the three-year period ended August 31, 2006 filed with this annual report and beginning on page F-1.

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

Exhibit No.	Exhibit
1.1	Articles of Amalgamation of CanWest MediaWorks Inc.(1)

1.2	By-laws of CanWest MediaWorks Inc. (1)

4.1	Credit Agreement dated as of 13 October 2005 among, inter alia, CanWest MediaWorks Inc., as borrower, the guarantors from time to time party thereto, The Bank of Nova Scotia, as administrative agent and the lenders from time to time party thereto. (1)

4.2	First Amendment Agreement to Credit Agreement dated October 13, 2005, dated as of February 15, 2006, among CanWest MediaWorks Inc., as borrower, the guarantors from time to time party thereto, The Bank of Nova Scotia as administrative agent and the lenders party thereto.

Exhibit No.	Exhibit
4.3	Credit Agreement dated as of 13 October 2005 among CanWest MediaWorks Limited Partnership, as borrower, the guarantors from time to time party thereto, The Bank of Nova Scotia, as administrative agent and the lenders from time to time party thereto. (1)

4.4	Pension and Employee Benefit Plans Agreement, dated as of November 15, 2000, among Hollinger International Inc., Southam Inc. (n/k/a XSTM Holdings (2000) Inc.), Hollinger Canadian Newspapers, Limited Partnership, HCN Publications Company, Hollinger Canadian Operating Company ULC and CanWest Global Communications Corporation. (2)

4.5	Guarantee, dated as of April 3, 2003, executed by the Guarantors identified therein. (4)

4.6	Indenture, dated as of April 3, 2003, relating to 7 5/8% Senior Notes due 2013, among CanWest Media Inc., the Guarantors named therein and The Bank of New York, as Trustee. (7)

4.7	First Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013, dated as of September 22, 2003, among CanWest Media Inc., each of the New Guarantors and The Bank of New York. (5)

4.8	Second Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013, dated as of February 25, 2004, among CanWest Media Inc., each of the New Guarantors and The Bank of New York. (6)

4.9	Third Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013, dated as of August 12, 2004, among CanWest Media Inc., each of the New Guarantors and The Bank of New York. (7)

4.10	Fourth Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013 dated as of November 18, 2004, among CanWest Media Inc., each of the Guarantors named therein and The Bank of New York. (7)

4.11	Fifth Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013 dated as of August 29, 2005, among CanWest Media Inc., each of the New Guarantors named therein and The Bank of New York. (8)

4.12	Sixth Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013 dated as of August 30, 2005, among CanWest Media Inc., 4309626 Canada Inc., National Post Holdings Ltd., GTNQ Holdings Inc. and The Bank of New York. (8)

4.13	Seventh Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013 dated as of August 31, 2005, among CanWest Media Inc., CanWest MediaWorks Publications Inc. and The Bank of New York. (8)

4.14	Eighth Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013 dated as of September 1, 2005, among CanWest MediaWorks Inc. and The Bank of New York. (8)

4.15	Ninth Supplemental Indenture to the Indenture dated April 3, 2003, relating to 7 5/8% Senior Notes due 2013 dated as of September 21, 2005, among CanWest MediaWorks Inc., each of the Guarantors named therein and The Bank of New York. (8)

4.16	Guarantee, dated as of November 18, 2004, executed by the Guarantors identified therein. (7)

Exhibit No.	Exhibit
4.17	Indenture, dated as of November 18, 2004, among 3815668 Canada Inc. (immediately prior to its amalgamation with CanWest Media Inc.), the Guarantors named therein and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012. (7)

4.18	First Supplemental Indenture to the Indenture dated November 18, 2004, dated as of November 18, 2004, among 3815668 Canada Inc. (immediately prior to its amalgamation with CanWest Media Inc.), the Guarantors named therein and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012. (7)

4.19	Second Supplemental Indenture to the Indenture dated November 18, 2004, dated as of August 30, 2005, among CanWest Media Inc., 4309626 Canada Inc., National Post Holdings Ltd., GTNQ Holdings Inc. and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012. (8)

4.20	Third Supplemental Indenture to the Indenture dated November 18, 2004, dated as of August 31, 2005, among CanWest Media Inc., CanWest MediaWorks Publications Inc. and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012. (8)

4.21	Fourth Supplemental Indenture to the Indenture dated November 18, 2004, dated as of September 1, 2005, among CanWest MediaWorks Inc. and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012. (8)

4.22	Fifth Supplemental Indenture to the Indenture dated November 18, 2004, dated as of May 31, 2006, among CanWest MediaWorks Inc., CanWest MediaWorks (US) Holdings Corp. and the Bank of New York, as trustee relating to 8% Senior Subordinated Notes due 2012.

4.23	Employment Agreement, dated August 30, 2004, between CanWest Global Communications Corp. and John Maguire. (7)

4.24	Amended and Restated Retirement Compensation Arrangement Plan, dated April 21, 2004, approved on behalf of CanWest Global Communications Corp. (7)

4.25	Retirement Compensation Arrangement Trust Agreement, dated as of February 7, 2002, between CanWest Global Communications Corp. and Royal Trust Corporation of Canada. (3)

4.26	Liquidation and Exchange Agreement dated October 13, 2005 among CanWest MediaWorks Inc., CanWest MediaWorks Income Fund, CWMW Trust, CanWest MediaWorks (Canada) Inc., CanWest MediaWorks Limited Partnership and each additional person who becomes, from time to time, a holder of common shares, preferred shares or partnership units and agrees to be a party to and bound by the agreement. (8)

4.27	Securityholders’ Agreement dated October 13, 2005 among CanWest MediaWorks Inc., CWMW Trust, CanWest MediaWorks (Canada) Inc., CanWest MediaWorks Limited Partnership and CanWest MediaWorks Income Fund. (8)

4.28	Strategic Opportunities and Non-competition Agreement dated October 13, 2005 between CanWest MediaWorks (Canada) Inc., as a general partner for and on behalf of CanWest MediaWorks Limited Partnership and CanWest Global Communications Corp. (8)

Exhibit No.	Exhibit
4.29	Acquisition and Investment Agreement dated October 13, 2005 among CanWest Global Communications Corp., CanWest MediaWorks Inc., CanWest MediaWorks Limited Partnership, CanWest MediaWorks (Canada) Inc., CWMW Trust and CanWest MediaWorks Income Fund. (8)

8	See Item 4. Organizational Structure in Part I of this Annual Report.

12.1	Certifications required by Rule 13a-14(a) or Rule 15d-14(a).

12.2	Certifications required by Rule 13a-14(a) or Rule 15d-14(a).

13	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 14, 2006, SEC File Number 333-13878 and incorporated by reference herein.
(2)	Previously filed as an Exhibit to the Registration Statement on Form F-4 of the Company filed on September 4, 2001, SEC File Number 333-00000 and incorporated by reference herein.
(3)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 28, 2003, SEC File Number 333-13878 and incorporated by reference herein.
(4)	Previously filed as an Exhibit to the Registration Statement on Form F-4 of the Company filed on June 18, 2003, SEC File Number 333-10625 and incorporated by reference herein.
(5)	Previously filed as an Exhibit to the Registration Statement on Form F-3 of the Company filed on September 25, 2003, SEC File Number 333-109123 and incorporated by reference herein.
(6)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 26, 2004, SEC File Number 333-13878 and incorporated by reference herein.
(7)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 28, 2005, SEC File Number 333-13878 and incorporated by reference herein.
(8)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 14, 2006, SEC File Number 333-13878 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANWEST MEDIAWORKS INC.

By:	/s/ John E. Maguire
John E. Maguire
Chief Financial Officer

Date: December 6, 2006

CANWEST MEDIAWORKS INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2006, 2005 AND 2004

PricewaterhouseCoopers LLP
Chartered Accountants
One Lombard Place, Suite 2300
Winnipeg, Manitoba
Canada R3B 0X6
Telephone +1 (204) 926-2400
Facsimile +1 (204) 944-1020

November 2, 2006, except for note 25 which is as of November 29, 2006

Auditors’ Report

To the Directors of CanWest MediaWorks Inc.

We have audited the consolidated balance sheets of CanWest MediaWorks Inc. as of August 31, 2006 and August 31, 2005 and the related consolidated statements of earnings (loss), retained earnings and cash flows for each of the three years in the period ended August 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2006 and August 31, 2005 and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Winnipeg, Canada

November 2, 2006, except for note 25 which is as of November 29, 2006

Comments by Auditors’ on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in note 1. Our report to the directors dated November 2, 2006, except for note 25 which is as of November 29, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles or corrections of errors in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Winnipeg, Canada

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CANWEST MEDIAWORKS INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

FOR THE YEARS ENDED AUGUST 31

(In thousands of Canadian dollars)

	2006	2005 (Revised notes 1 and 14)	2004 (Revised notes 1 and 14)
Revenue	2,878,625	3,032,485	2,875,380
Operating expenses	1,551,852	1,532,939	1,469,575
Selling, general and administrative expenses	817,424	777,108	694,840
Ravelston management contract termination (note 21)	—	12,750	—
Restructuring expenses	—	—	2,445

	509,349	709,688	708,520
Amortization of intangibles (note 6)	12,423	20,341	18,182
Amortization of property, plant and equipment (note 4)	93,635	90,381	87,661
Other amortization	7,383	5,197	4,666

Operating income	395,908	593,769	598,011
Interest expense	(193,544)	(251,274)	(337,485)
Interest income	2,493	3,566	9,635
Amortization of deferred financing costs	(6,494)	(12,708)	(12,641)
Interest rate and foreign currency swap losses (note 8)	(138,639)	(121,064)	(73,909)
Foreign exchange gains (losses)	(7,941)	3,749	8,025
Loan impairment recovery (provision)	8,888	(11,390)	(418,746)
Investment gains, losses and write-downs (note 13)	102,490	1,527	120,302
Goodwill impairment (note 5)	—	(41,406)	—
Intangible asset impairment (note 6)	—	(9,629)	—
Loss on debt extinguishment (note 7)	(117,401)	(43,992)	—
Dividend income	—	—	3,738

	45,760	111,148	(103,070)
Provision for (recovery of) income taxes (note 12)	(77,797)	20,756	37,241

Earnings (loss) before the following	123,557	90,392	(140,311)
Minority interests	(102,067)	(96,597)	(80,349)
Interest in earnings of equity accounted affiliates	2,612	2,043	2,731
Realized currency translation adjustments (note 11)	(6,883)	622	(7,023)

Net earnings (loss) from continuing operations	17,219	(3,540)	(224,952)
Gain on sale of discontinued operations (note 14)	163,547	—	—
Earnings from discontinued operations (note 14)	9,430	8,330	5,563

Net earnings (loss) for the year	190,196	4,790	(219,389)

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIAWORKS INC.

CONSOLIDATED BALANCE SHEETS

AS AT AUGUST 31

(In thousands of Canadian dollars)

	2006	2005 (Revised notes 1 and 14)
ASSETS

Current Assets

Cash	288,283	17,264
Accounts receivable	451,283	458,548
Income tax recoverable	3,967	—
Inventory	13,362	13,533
Investment in broadcast rights	188,169	183,114
Future income taxes (note 12)	17,799	3,893
Other current assets	42,322	25,832
Assets of discontinued operations (note 14)	621	10,507

	1,005,806	712,691
Other investments (note 3)	17,890	23,059
Investment in broadcast rights	30,493	20,139
Due from parent and affiliated companies (note 18)	55,170	86,527
Property, plant and equipment (note 4)	680,118	692,223
Future income taxes (note 12)	177,159	54,242
Other assets (note 17)	67,562	139,371
Intangible assets (note 6)	1,173,956	1,142,118
Goodwill (note 5)	2,418,149	2,420,851
Assets of discontinued operations (note 14)	1,847	15,098

	5,628,150	5,306,319

LIABILITIES
Current Liabilities
Accounts payable	155,617	170,651
Accrued liabilities	281,686	290,080
Income taxes payable	—	44,371
Broadcast rights accounts payable	65,870	68,439
Deferred revenue	35,859	36,774
Future income taxes (note 12)	43,409	44,663
Current portion of long term debt and obligations under capital leases	3,640	5,696
Liabilities of discontinued operations (note 14)	514	19,077

	586,595	679,751
Long term debt and related foreign currency swap liability (note 7)	2,766,935	2,886,090
Interest rate and foreign currency swap liability (note 8)	142,172	215,075
Obligations under capital leases (note 9)	12,461	16,101
Other accrued liabilities (note 17)	102,944	89,100
Future income taxes (note 12)	92,517	73,471
Minority interest	484,739	90,497
Liabilities of discontinued operations (note 14)	162	2,371

	4,188,525	4,052,456

Commitments, contingencies and guarantees (note 22)
SHAREHOLDER’S EQUITY
Capital stock (note 10)	438,838	438,838
Contributed surplus	134,038	132,953
Retained earnings	884,205	694,009
Cumulative foreign currency translation adjustments (note 11)	(17,456)	(11,937)

	1,439,625	1,253,863

	5,628,150	5,306,319

The notes constitute an integral part of the consolidated financial statements.

Signed on behalf of the Board

Director

Director

CANWEST MEDIAWORKS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED AUGUST 31

(In thousands of Canadian dollars)

	2006	2005 (Revised note 1)	2004 (Revised Note 1)
Retained earnings - beginning of year, as previously reported	695,828	690,953	910,211
Adjustment for adoption of new accounting policy pronouncement (note 1)	(1,819)	(1,734)	(1,603)

Retained earnings - beginning of year, as restated	694,009	689,219	908,608
Net earnings (loss) for the year	190,196	4,790	(219,389)

Retained earnings – end of year	884,205	694,009	689,219

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIAWORKS INC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31

(In thousands of Canadian dollars)

	2006	2005 (Revised notes 1 and 14)	2004 (Revised notes 1 and 14)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the year	190,196	4,790	(219,389)
Earnings from discontinued operations	(9,430)	(8,330)	(5,563)
Gain on sale of discontinued operations	(163,547)	—	—
Items not affecting cash
Amortization	119,935	128,627	123,150
Non-cash interest expense (income)	(1,503)	32,021	102,092
Future income taxes	(118,732)	(73,683)	(8,164)
Realized currency translation adjustments	6,883	(622)	7,023
Loan impairment (recovery)	(8,888)	11,390	418,746
Interest rate and foreign currency swap losses net of settlements	34,790	105,366	98,056
Investment gains, losses, and write-downs	(102,490)	(1,527)	(120,302)
Loss on debt extinguishment	117,401	43,992	—
Goodwill and intangible asset impairment expense	—	51,035	—
Amortization and write-down of film and television programs	—	6,163	5,656
Pension expense	8,336	8,254	6,276
Minority interests	102,067	96,597	80,349
Earnings of equity accounted affiliates	(2,612)	(2,043)	(2,731)
Foreign exchange losses (gains)	6,650	(5,571)	(5,573)

Stock compensation expense	3,943	3,073	964
Investment in film and television programs	—	—	(12,234)

	182,999	399,532	468,356
Changes in non-cash operating accounts (note 15)	(95,166)	81,912	(79,510)

Cash flows from operating activities of continuing operations	87,833	481,444	388,846
Cash flows from operating activities of discontinued operations	11,317	9,481	5,699

Cash flows from operating activities	99,150	490,925	394,545

INVESTING ACTIVITIES

Other investments	(2,736)	426	(389)
Investment in broadcast licences	(2,655)	(2,182)	(5,813)
Acquisitions (note 2)	(86,078)	(19,487)	—
Proceeds from sale of discontinued operations (notes 2 and 14)	178,764	—	—
Proceeds from sales of other investments (note 3)	9,300	2,171	144,127
Proceeds from divestitures	—	—	83,316
Proceeds from issuance of partnership units (note 2)	514,856	—	—
Proceeds from sale of property, plant and equipment	1,963	5,035	7,426
Purchase of property, plant and equipment	(89,861)	(98,150)	(61,084)
Proceeds from (advances to) parent and affiliated companies (note 18)	37,806	34,182	(40,403)
Investing activities from discontinued operations	(765)	(1,041)	(1,465)

	560,594	(79,046)	125,715

FINANCING ACTIVITIES

Issuance of long term debt, net of financing costs	943,557	142,454	167,500
Repayment of long term debt	(1,387,049)	(501,883)	(377,355)
Advances (repayments) of revolving facilities, net of financing costs	586,412	4,640	(243,883)
Settlement of swap liabilities	(354,205)	—	—
Swap recouponing payments	(48,726)	(41,653)	(27,957)
Payments of capital leases	(1,199)	(1,100)	(358)
Issuance of share capital to minority interest	498	5,369	14,423
Payment of distributions to minority interest	(118,186)	(84,920)	(93,002)
Financing activities from discontinued operations	(7,744)	(8,440)	(4,234)

	(386,642)	(485,533)	(564,866)

Foreign exchange gain (loss) on cash denominated in foreign currencies	(2,083)	116	2,389

Net change in cash	271,019	(73,538)	(42,217)
Cash – beginning of year	17,264	90,802	133,019

Cash – end of year	288,283	17,264	90,802

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIAWORKS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2006 AND 2005

(In thousands of Canadian dollars except as otherwise noted)

1.	SIGNIFICANT ACCOUNTING POLICIES

On November 18, 2004, 3815668 Canada Inc. amalgamated with its wholly-owned subsidiary CanWest Media Inc. and was renamed CanWest Media Inc. On September 1, 2005, CanWest Media Inc. amalgamated with twelve related companies and renamed as CanWest MediaWorks Inc. CanWest MediaWorks Inc. (“the Company”) and its predecessor companies are wholly-owned subsidiaries of CanWest Global Communications Corp. (“CanWest”). These transactions have been accounted for on a “continuity of interests” basis. These financial statements reflect the consolidated financial position and consolidated results of all the amalgamated companies for all periods prior to the transaction dates.

The Company is an international media company with interests in conventional television, out-of-home advertising, publications, specialty cable channels, and web sites in Canada, Australia, New Zealand, Turkey and the United Kingdom. The Company’s operating segments include television, publications and interactive operations, radio and outdoor advertising. In Canada, the Television segment includes the operation of the Global Television Network, TVtropolis, and various other conventional and specialty channels. The Australian Television segment includes TEN Group Pty Limited’s (“TEN Group”) TEN Television Network (“Network TEN”). The Canadian Publications and Interactive segment includes the publication of a number of newspapers, including metropolitan daily newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The Company’s ownership of the publications and interactive operations, excluding the National Post, is held through CanWest MediaWorks Limited Partnership (“Limited Partnership”). The New Zealand Television segment includes CanWest MediaWorks (NZ) Limited’s 3 and C4 Television Networks. The New Zealand Radio segment includes CanWest MediaWorks (NZ) Limited’s RadioWorks operation, which is comprised of six nationally-networked radio brands and two local radio brands. The Turkey Radio segment is comprised of four radio brands: Super FM, Metro FM, Joy FM and Joy Turk FM. The Australian Outdoor Advertising segment includes Eye Corp Pty Limited (“Eye Corp”), an outdoor advertising operation which is wholly owned by TEN Group. The Company’s economic interest in the Limited Partnership, TEN Group and CanWest MediaWorks (NZ) Limited is 74.2%, 56.4% and 70%, respectively. Corporate and Other includes various investments in media operations and corporate costs.

The Company’s broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publications and interactive revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 24.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and the Company’s pro rata share of the assets, liabilities, and results of operations of Mystery (50%), and Metro (33%) (effective March 2005). The Company has determined that it is the primary beneficiary of TEN Group. The Company owns approximately 14.4% of the issued ordinary shares and all of the convertible and subordinated debentures of TEN Group. The subordinated debentures in the amount of A$45.5 million pay interest calculated based on distributions to holders of the ordinary shares. The convertible debenture in the amount of A$45.5 thousand pays a market linked rate of interest and is convertible into ordinary shares representing 49% of the issued and outstanding shares of TEN Group upon payment of A$45.5 million. The combination of ordinary shares and subordinated debentures yield distributions equivalent to 56.4% of all distributions paid by TEN Group. In addition, as disclosed in note 2(b), the Company has determined that it is the primary beneficiary of the Turkish radio stations. Accordingly, as required by the Canadian Institute of Chartered Accountants Accounting Standards Board, Accounting Guideline 15 (“AcG-15”), Consolidation of Variable Interest Entities, the Company has consolidated the variable interest entities. Because the Company does not have voting control relative to these variable interest entities, it does not have free access to their assets.

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

Foreign currency translation

The Company’s operations in Australia, New Zealand, United Kingdom and Turkey represent self-sustaining foreign operations, and the respective accounts have been translated into Canadian dollars in accordance with the current rate method. Assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, and revenue and expenses are translated on the basis of average exchange rates during the periods. Any gains or losses arising from the translation of these accounts are deferred and included as a component of shareholders’ equity as cumulative foreign currency translation adjustments. An applicable portion of these deferred gains and losses is included in the determination of net earnings when there is a reduction of the net investment.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization is provided over the assets’ estimated useful lives on a straight-line basis at the following annual rates:

Buildings	2 1/2% - 5%
Machinery and equipment	4% - 50%
Leasehold and land improvements	2 1/2% - 20%

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it occurs. This obligation is subsequently adjusted for the passage of time and for any revisions to the timing or the amount required to settle the obligation. Upon initial measurement of an asset retirement obligation, a corresponding asset retirement cost is added to the carrying value of property plant and equipment. This cost is amortized on the same basis of the related asset. Changes in the asset retirement obligation due to the passage of time and the amortization of the asset retirement cost are recorded in amortization expense.

Impairment of long-lived assets

Impairment of long-lived assets is recognized when an event or change in circumstances causes the assets’ carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss is calculated by deducting the fair value of the asset or group of assets from its carrying value.

Disposal of long-lived assets and discontinued operations

Long-lived assets are classified as held for sale when specific criteria are met, in accordance with CICA Handbook Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”. Assets held for sale are measured at the lower of their carrying amounts and fair values less costs to dispose and are no longer amortized. Assets and liabilities classified as held for sale are reported separately on the balance sheet. A component of the Company that is held for sale is reported as a discontinued operation if the operations and cash flows of the component will be eliminated from the ongoing operations as a result of the disposal transaction and the Company will not have a significant continuing involvement in the operations of the component after the disposal transaction.

Deferred Charges

Certain pre-operating costs incurred in new business undertakings are deferred prior to the commencement of commercial operations, which is generally the time at which subscriber and advertising revenues commence. Pre-operating costs deferred in the current year amounted to $1.9 million (2005 – $3.6 million, 2004 - $1.7 million). Pre-operating costs are amortized over a period of five years. Costs related to debt financing are deferred and amortized over the term of the debt.

Intangible assets

Broadcast licences, site licences, newspaper mastheads, circulation and other intangible assets are recorded at their cost which, for business acquisitions, represents the fair value at the date of the acquisition.

Circulation, broadcast licences, site licences and other finite life intangibles are amortized over periods from 5 to 40 years. Finite life intangibles are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Intangibles with indefinite lives are not subject to amortization and are tested for impairment annually or when indicated by events or changes in circumstances. Impairment of an indefinite life intangible asset is recognized in an amount equal to the difference between the carrying value and the fair value of the related indefinite life intangible asset. The Company utilizes a direct valuation approach in determining the fair value of intangible assets.

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

Revenue recognition

Revenue derived from broadcasting activities consists primarily of the sale of airtime which is recognized at the time commercials are broadcast, net of any provisions for viewer shortfalls. Subscription and advertising revenues from publication activities is recognized when the newspaper is delivered. Revenues derived from out-of-home advertising are recognized over the period the advertisement is being displayed. Subscription revenues for news, business research and corporate financial information services are recognized on a straight-line basis over the term of the subscription or relevant contract.

Amounts received that do not meet all of the above criteria are recorded as deferred revenue on the balance sheet.

Income taxes

The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities including equity accounted investments. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

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

Pension plans and post retirement benefits

The Company maintains a number of defined benefit and defined contribution pension and other post retirement defined benefit plans. For the defined benefit plans, the cost of pension and other retirement benefits earned by employees is determined using the projected benefit method pro rated on service and management’s estimate of expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, and other costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight line basis over the average remaining service period of employees active at the date of the amendment. For each plan, the excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees. Transitional obligations are amortized on a straight line basis over the average remaining service life of the employees expected to receive benefits under the plans as of September 1, 2000. Gains or losses arising from the settlement of a pension plan are only recognized once responsibility for the pension obligation has been relieved. The average remaining service period of employees covered by the pension plans is 12 years (2005 – 14 years). The average remaining service period of the employees covered by the post retirement defined benefit plans is 16 years (2005 – 15 years). The Company also maintains post retirement defined benefit plans for certain of its employees, the cost of which is expensed as benefits are earned by the employees. For the defined contribution plans, the pension expense is the Company’s contribution to the plan.

Cash and cash equivalents

For the purpose of the statements of cash flows, cash includes cash and short-term investments with maturities at the date of purchase of up to three months.

Share-based compensation

The Company has share-based compensation plans under which options of its parent company, CanWest, are issued to certain employees. The Company’s subsidiaries also maintain share based compensation plans under which options of the related subsidiary are issued to certain employees. These options are granted by CanWest and its subsidiaries with exercise prices equal to the market value of the underlying stock on the date of grant. CanWest and its subsidiaries adopted the fair value method of accounting recommended by the CICA in Section 3870, “Stock-based compensation and other stock-based payments”, prospectively for share-based compensation awards granted after September 1, 2003. Accordingly, in the period, the Company expensed $1.8 million (2005- $2.5 million, 2004 - $1.0 million) related to stock options granted by CanWest to the employees of the Company.

The total fair value of 982,750 stock options granted by the Company in the year ended August 31, 2006 with a weighted average exercise price of $10.10 per option was $4.1 million, a weighted average fair value per option of $4.17. During the year ended August 31, 2005, 1,177,500 stock options were granted with a weighted average exercise price of $12.06 per option, a total fair value of $6.4 million and a weighted average fair value per option of $5.44. During 2005, the Company agreed to issue approximately 187,000 shares, which vest in two years, for no consideration. The fair value of the shares at the time of issuance was $10.40 per share. During the year ended August 31, 2006, the Company recorded compensation expense, and a credit to contributed surplus, of $0.7 million (2005 - $0.6 million) related to these shares.

The proforma cost of share compensation expense if the Company had adopted the fair value method retroactively for the year ended August 31, 2006 would be $1.0 million (2005 –$1.3 million, 2004 - $1.6 million). A value of $0.7 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings from continuing operations for the year ended August 31, 2006 would have been $16.2 million (2005 – net loss of $4.8 million, 2004 – net loss of $226.6 million). The resulting proforma net earnings for the year ended August 31, 2006 would have been $189.2 million (2005 – net earning of $3.6 million, 2004 – net loss of $220.9 million).

CanWest MediaWorks (NZ) Limited has a stock option plan for certain officers and employees. CanWest MediaWorks (NZ) Limited has issued 2.7 million options in 2006 and has a total of 5.6 million options outstanding under the plan. The Company has included an expense of NZ$0.5 million for the year ended August 31, 2006 (2005 – NZ$0.5 million).

CanWest MediaWorks Limited Partnership has a performance unit plan for certain officers and employees. CanWest MediaWorks Limited Partnership has issued 0.6 million units which is equal to the entire number units issued under the plan. The Company has included an expense of $0.8 million for the year ended August 31, 2006.

Derivative financial instruments

Derivative financial instruments, up to the principal balance of the hedged item, are used to reduce foreign currency and interest rate risk on the Company’s debt. Derivative financial instruments in excess of the principal balance of the hedged item are accounted for at fair value. The Company does not enter into financial instruments for trading or speculative purposes. The Company’s policy is to designate each derivative financial instrument as a hedge of a specifically identified debt instrument at the time the Company enters into the derivative financial instrument. In the event of early extinguishment of the debt obligations, the Company may continue to hold the related derivative financial instruments. The realized or unrealized gain or loss from these derivative financial instruments is recognized in earnings, and the derivative financial instruments are recorded on the balance sheet at fair value. Subsequent changes in the fair value of overhanging swaps are recognized in earnings. The interest differential to be paid or received under interest rate swap agreements is recognized as an adjustment to interest rate and foreign currency swap losses.

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

Changes in accounting policies

During the year, the Company applied the interpretations of the Canadian Institute of Chartered Accountants Emerging Issues Committee abstract 159 Conditional Asset Retirement Obligations (“EIC-159”). Under EIC-159, a liability should be recognized if the entity has sufficient information to reasonably estimate the fair value of the asset retirement obligation. The Company has determined that it has conditional asset retirement obligations related to certain of its transmission facilities, and accordingly, has recognized a liability in the year. The change has been accounted for retroactively with restatement. The impact of the change has increased the cost of property plant and equipment by $1.3 million (as at August 31, 2005 - $1.3 million), increased accumulated amortization by $0.6 million (as at August 31, 2005 - $0.5 million), increased future tax asset by $0.2 million (as at August 31, 2005 - $0.2 million), increased asset retirement obligation by $3.8 million (as at August 31, 2005 - $3.6 million), decreased future income taxes liability by $0.8 million (as at August 31, 2005 - $0.8 million), decreased minority interest by $0.1 million (as at August 31, 2005 - $ 0.1 million), increased amortization expense for the year ended August 31, 2006 by $0.2 million (2005 - $0.2 million), a nominal decrease in future tax expense for year ended August 31, 2006 (2005 - $0.1 million), and decreased net earnings for the year ended August 31, 2006 by $0.2 million (2005 - $0.1 million, 2004 - $0.1 million). Opening retained earnings for the year ended August 31, 2006 has been decreased by $1.8 million (2005 - $1.7 million, 2004 - $1.6 million).

The Canadian Institute of Chartered Accountants Emerging Issues Committee has issued EIC 161, Discontinued Operations (“EIC 161”). EIC 161 addresses the allocation of interest expense to discontinued operations based on the principal amount of debt that will or could be paid with the proceeds from the sale of such operations. EIC 161 also specifies that general corporate overhead expenses may not be allocated to discontinued operations. EIC 161 applies to all disposals transactions initiated after April 12, 2006 and may be applied prospectively or retroactively. The Company applied EIC 161 prospectively and it did not have an impact on the Company’s results of operations or financial position.

Proposed accounting policies

The Canadian Institute of Chartered Accountants Accounting Standards Board issued CICA 3855, Financial Instruments - Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which will be applied by the Company for its fiscal years beginning on September 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. The Company is currently considering the impacts of the adoption of these standards.

The Canadian Institute of Chartered Accountants Emerging Issues Committee has issued EIC 162, Stock-Based Compensation for Employees Eligible to Retire Before Vesting Date, (“EIC 162”) which will be applied by the Company in the first interim period ending subsequent to December 31, 2006. EIC 162 prescribes that the stock based compensation expense for employees who will become eligible for retirement during the vesting period should be recognized over the period up to the eligible retirement date. In addition, if the employee is eligible for retirement on the grant date, the entire stock based compensation expense should be recognized on the grant date. The Company is currently considering the impact of the adoption of these standards.

2.	ACQUISITIONS AND DIVESTITURES

Acquisitions

(a)	On September 1, 2004, Eye Corp acquired the remaining 50% of Eye Shop Pty Limited (formerly Eye Village Joint Venture) for $12.5 million (A$13.4 million). In addition on July 1, 2005, Eye Corp acquired 100% of Eye Drive Melbourne Pty Limited (formerly Southcoast Pty Limited) for $7.0 million (A$7.8 million). The principal business activities of these companies are the sale of outdoor advertising.

Eye Corp accounted for these acquisitions using the purchase method. As such, the results of operations reflect revenue and expenses of the acquired operations since the date of acquisition. A summary of the fair value of the assets and liabilities acquired is as follows:

Current assets	5,872
Property, plant and equipment	5,224
Site licences	3,931
Goodwill	9,633
Liabilities	(1,607)

23,053

Consideration:
Cash	19,487
Carrying value of investment at date of acquisition	3,566

23,053

(b)	On April 14, 2006, the Company completed its acquisition of Super FM, Metro FM, Joy FM and Joy Turk FM for cash consideration of $73.6 million. The principal business activity of these companies is the operation of radio stations and the operations will be presented in the Turkey radio segment. The Company has a 20% equity interest in Super FM and no equity interest in Metro FM, Joy FM and Joy Turk FM. The Company provided financing to a third party to indirectly acquire its equity interest in each station and also holds an option to indirectly acquire 100% of the outstanding equity of each station, subject to compliance with the Turkish foreign ownership restrictions. The Company has entered into agreements to provide operational, sales, and advisory services to each station on a fee for service basis. As a result of our equity interest, financing of the purchase and operational agreements, the Company has determined that it is the primary beneficiary as defined by CICA handbook’s Accounting Guideline 15, Consolidation of Variable Interest Entities, of these radio stations and accordingly, the Company has consolidated the results of these acquisitions.

A summary of the fair values of the assets and liabilities acquired is as follows:

Property, plant and equipment	240
Goodwill	12,785
Broadcast licences	60,738
Liabilities	(172)

73,591

(c)	During 2006, Eye Corp completed the following transactions:

i.	On July 1, 2006, Eye Corp acquired the remaining 50% of Eye Outdoor Pty Limited.

ii.	On July 1, 2006, Eye Corp acquired 100% of Outdoor Plus Pty Limited.

iii.	On June 14, 2006, Eye Corp acquired 100% of the operations of Eye Corp (USA) Inc. (formerly Media Choice).

The total consideration for these acquisitions was $14.6 million (A$17.3 million) consisting of cash of $12.5 million (A$14.8 million) and deferred consideration of $2.1 million (A$2.5 million) which will be paid within one year. The principal business activities of these companies are the sale of out-of-home advertising. Eye Corp accounted for these acquisitions using the purchase method. As such, the results of operations reflect revenue and expenses of the acquired operations since the date of acquisition. A summary of the fair value of the assets and liabilities acquired is as follows:

Current assets	55
Property, plant and equipment	3,463
Site licences	2,995
Goodwill	8,993
Liabilities	(925)

14,581

Consideration:
Cash	12,487
Deferred cash consideration	2,094

14,581

Divestitures

(d)	On October 13, 2005, the Company transferred its net assets and operations of its newspaper and interactive operations (excluding the National Post) and certain shared service operations, which provide customer support and administrative services to the Company, (the “Publications Group”) to a new entity, the Limited Partnership. In exchange, the Company received units of the Limited Partnership representing a 74.2% ownership interest and notes receivable of $1,339.5 million.

Concurrently, the CanWest MediaWorks Income Fund (the “Fund”) closed its initial public offering (“IPO”) of units and invested the proceeds in units of the Limited Partnership representing a 25.8% interest. Total proceeds for the offering were $550 million and costs of the offering were $35.2 million and were paid by the Limited Partnership.

In addition, the Limited Partnership obtained credit facilities in the amount of $1 billion and drew $830.0 million on the credit facilities.

The Limited Partnership utilized the initial proceeds of the issuance of the units to the Fund and $822.5 million in drawings under its new credit facilities to repay the $1,339.5 million note payable to the Company.

Approximately 26% of the Company’s units of the Limited Partnership are subordinated in the payment of distributions if the Limited Partnership does not have adequate resources on a quarterly basis to fund distributions. The subordination period ends October 31, 2007, at which time these units will have the same terms and conditions as the other partnership units. As a result of the transaction, the Company recorded a dilution gain of $101.4 million (note 13).

(e)	On August 31, 2006, the Company completed the sale of its Ireland Television segment (see note 14). The Company recorded disposition of goodwill, other assets and liabilities, related to Ireland Television segment of $3.9 million, $15.4 million and $11.8 million, respectively.

3.	OTHER INVESTMENTS

	2006	2005
Investments in private companies – at cost	3,389	12,715
Investments – equity method	14,501	10,344

	17,890	23,059

In November 2004, the Company received proceeds of $2.2 million from the liquidation of an investment in a private company, resulting in an investment gain of $2.2 million as the investment was previously written off as a result of impairment.

In January 2006, the Company invested $2.3 million (US $2.0 million) for a 30% ownership interest in a US weekly opinion magazine. The Company accounts for this investment using the equity method.

In 2006, the Company sold an investment in a private company for $9.3 million and recorded a nominal gain on this transaction.

4.	PROPERTY, PLANT AND EQUIPMENT

	2006
	Cost	Accumulated Amortization	Net
Land	65,055	—	65,055
Buildings	200,590	48,040	152,550
Machinery and equipment	973,217	529,117	444,100
Leasehold and land improvements	37,270	18,857	18,413

	1,276,132	596,014	680,118

	2005
	Cost	Accumulated Amortization	Net
Land	62,421	—	62,421
Buildings	196,480	39,791	156,689
Machinery and equipment	926,869	474,321	452,548
Leasehold and land improvements	38,968	18,403	20,565

	1,224,738	532,515	692,223

The net book value of property, plant and equipment located in Canada was $568.4 million (2005 - $579.4 million), in Australia $75.2 million (2005 - $ 75.5 million) and in other foreign jurisdictions was $36.5 million (2005 - $37.3 million).

During 2006, the Company had no additions related to assets under capital leases.

The Company has assets under capital leases with original cost of $19.2 million (2005 – $19.2 million) and accumulated amortization of $1.6 million (2005 – $1.0 million).

5.	GOODWILL

	2005	Additions		Divestitures	Other		2006
Operating segment
Publications and Interactive- Canada	1,694,792	—		—	—		1,694,792
Television – Canada	481,341	—		—	—		481,341
Television – Network TEN	31,011	—		—	(2,024	)(4)	28,987
Television – New Zealand	42,893	—		—	(5,194	)(4)	37,699
Radio – New Zealand	99,873			—	(11,945	)(4)	87,928
Radio - Turkey		12,785	(6)	—	(1,185	)(4)	11,600
Outdoor – Australia	70,941	8,993	(7)	—	(4,132	)(4)	75,802

Total	2,420,851	21,778		—	(24,480)		2,418,149

	2004 (Revised)(5)	Additions		Divestitures	Other		2005 (Revised)(5)
Operating segment
Publications and Interactive- Canada	1,736,595	—		—	(41,803	)(2),(3)	1,694,792
Television – Canada	481,876	—		—	(535	)(3)	481,341
Television – Network TEN	32,395	—		—	(1,384	)(4)	31,011
Television – New Zealand	44,868	—		—	(1,975	)(4)	42,893
Radio – New Zealand	105,823	—		—	(5,950	)(4)	99,873
Radio - Turkey	—	—		—	—		—
Outdoor – Australia	63,853	9,633	(1)	—	(2,545	)(4)	70,941

Total	2,465,410	9,633		—	(54,192)		2,420,851

(1)	Increase in goodwill related to TEN Group’s acquisitions of Eye Shop Pty Limited and Eye Drive Melbourne Pty Limited (note 2).
(2)	Decrease in goodwill of the Publications and Interactive segment related to the National Post. Through its annual goodwill impairment testing the Company determined that the fair value of the National Post was less than its book value. As a result the Company recorded a goodwill impairment of $41.4 million. In addition, the value of intangible assets related to National Post circulation was determined to be impaired (see note 6). The impairments resulted from the incurrence of successive years of operating losses in this business unit and its failure to achieve the profitability targets set out in its business plans.
(3)	Decrease in goodwill related to an adjustment to reflect the reversal of certain unutilized restructuring provisions.
(4)	Decrease in goodwill related to fluctuations in currency translation rates.
(5)	During the divestiture of a portion of our Publications and Interactive –Canada segment (note 2), the Company determined that $29.0 million of goodwill relating to future taxes on the acquisition of this segment were previously reported in the Television-Canada segment. As a result, the goodwill has been retroactively restated by increasing the Publications and Interactive-Canada goodwill by $29.0 million and decreasing the Television-Canada goodwill by $29.0 million. The opening amounts have been revised to reflect the classification of Ireland as a discontinued operation (note 14).
(6)	Increase in goodwill related to the Company’s acquisition of Super FM, Metro FM, Joy FM and Joy Turk FM radio stations in Turkey (note 2). The goodwill related to this acquisition is deductible for tax in Turkey and has a tax value of $11,422.
(7)	Increase in goodwill is related to Eye Corp’s acquisitions of the remaining 50% of Eye Outdoor Pty Limited, Outdoor Plus Pty Limited and Eye Corp (USA) Inc. (formerly Media Choice) (note 2).

6.	INTANGIBLE ASSETS

	2006
	Cost	Accumulated Amortization	Net
Finite life:
Circulation and other	126,766	88,195	38,571
Broadcast and site licences	45,588	6,858	38,730

	172,354	95,053	77,301

Indefinite life:
Broadcast licences			757,769
Newspaper mastheads			338,886

			1,096,655

Total intangible assets			1,173,956

	2005
	Cost	Accumulated Amortization	Net
Finite life:
Circulation and other	126,766	78,099	48,667
Broadcast and site licences	44,750	5,336	39,414

	171,516	83,435	88,081

Indefinite life:
Broadcast licences			715,151
Newspaper mastheads			338,886

			1,054,037

Total intangible assets			1,142,118

During the year, the Company acquired the operations of radio stations in Turkey (note 2) and recorded indefinite life broadcast licences in the amount of $60.7 million related to these acquisitions. In addition, during the year, as a result of the acquisitions, Eye Corp acquired $3.0 million of site licences (note 2).

During 2005, an impairment loss of $9.6 million (net of accumulated amortization of $1.1 million) relating to finite-lived intangible assets classified as circulation and other was recorded (note 5(2)). The impairment related to the Publications and Interactive – Canada segment.

Amortization of intangible assets of $12.4 million was recorded in 2006 (2005 -$20.3 million, 2004 - $18.2 million).

CanWest MediaWorks (NZ) Limited intends to formalize a commitment to renew its radio broadcasting licences from the New Zealand Government for the years from 2011 to 2031. Although to date no formal contract has been entered into, it estimated that an amount of approximately NZ$ 40.0 million will be payable in 2011.

7.	LONG TERM DEBT

	Interest Rate (1)	2006	Interest Rate (1)	2005
Senior secured credit facility (2)	7.3%	422,249	—	—
Senior secured credit facility (2)	—	—	6.7%	346,100
Senior unsecured notes (3) spot rate (4)	7.6%	277	6.5%	237,420
Senior subordinated notes (4)	—	—	7.5%	549,632
Senior subordinated notes (5)	8.5%	872,031	6.8%	936,967
CanWest MediaWorks Limited Partnership Secured Credit Facility (6)	5.3%	825,000	—	—
Term bank loan NZ$185,000 (2005 – NZ$187,802) (7)	7.5%	133,977	7.3%	154,824
Unsecured bank loan AUS$170,000 (2005 – AUS$180,000) (8)	6.6%	143,514	6.2%	160,794
Senior unsecured notes US$125,000 (2005 – US$125,000) (9)	7.2%	138,320	7.0%	148,609
Senior notes AUS$150,000 (10)	6.8%	126,630	—	—

		2,661,998		2,534,346
Effect of foreign currency swap		104,937		356,241

Long term debt		2,766,935		2,890,587
Less portion due within one year		—		(4,497)

Long term portion		2,766,935		2,886,090

(1)	The effective interest rate as at August 31 gives effect to interest rate swaps.
(2)	In October 2005, the Company obtained a new $500 million revolving term senior secured credit facility and retired its previous senior secured credit facility. Debt with a book value of $526.4 million was settled for cash of $526.4 million. In addition, deferred financing costs of $6.0 million relating to this facility were written off resulting in a loss on debt retirement of $3.9 million, net of tax of $2.1 million. As a result of the settlement of this debt, the Company realized a loss of $46.3 million, net of tax of $25.4 million related to the associated interest rate and cross currency interest rate swaps. During the year the senior secured credit facility was amended to increase the amount available to $600 million and to revise certain of the financial covenants. As at August 31, 2006, the Company had $150.0 million, net of letters of credit of $28.0 million. The revolving facility matures September 2010, is subject to certain restrictions and bears interest at banker’s acceptance rates plus a margin. This facility is secured by substantially all of the Company’s directly held assets including the assets of its Canadian broadcast operations, the National Post, partnership units of CanWest MediaWorks Limited Partnership, shares of CanWest MediaWorks (NZ) Limited and shares and debentures of TEN Group Pty Limited.

Following year end, in September 2006 the Company applied $179 million in proceeds from the sale of TV3 Ireland to reduce the balance outstanding under the facility; concurrently the total availability under the facility was reduced to $513 million.

(3)	The US$0.3 million senior unsecured notes mature in April 2013 and bear interest at 7.625%. The notes are redeemable at the Company’s option, in whole at any time or in part from time to time, on or after April 15, 2008. In October 2005, debt with a book value of $233.8 million (US$199.8 million) was retired for cash of $258.9 million. Deferred financing and other costs of $6.3 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $21.4 million, net of tax of $10.0 million. In November 2005, the related foreign currency interest rate swaps were settled for cash of $84.8 million, resulting in a swap loss of $22.0 million, net of tax of $12.1 million.
(4)	In October 2005, the senior subordinated notes with a book value of $532.0 million, including all the loans held by the majority shareholder of the Company, was retired for cash of $590.8 million. Deferred financing and other costs of $20.7 million relating to these notes were written off. The transaction resulted in a loss on debt retirement of $54.2 million, net of tax of $25.3 million. The Company also settled the associated foreign currency interest rate swaps for cash of $169.3 million and recorded a swap loss of $12.5 million, net of tax of $6.9 million. In June 2006, the remaining notes payable with a book value of $9.7 million were settled for cash of $10.2 million. The transaction resulted in a loss on debt retirement of $0.3 million, net of tax of $0.2 million.
(5)	US$761.1 million Senior Subordinated notes are due in 2012 and bear interest at 8.0%. The notes rank junior to the Company’s senior credit facility and are guaranteed by certain subsidiaries of the Company. The notes are redeemable at the Company’s option on or after September 15, 2009. The Company has entered into a US$761.1 million foreign currency interest rate swap resulting in floating interest rates on these notes at interest rates based on bankers acceptance rates plus a margin and a fixed currency exchange rate of US$1:$1.1932 until September 2012.

In November 2004, the Company settled its 12.125% junior subordinated notes through the issuance of its 8% Senior Subordinated notes. The difference between the fair value of the new notes and the book value of the junior subordinated notes together with certain other costs of settling the debt totaling $44 million was charged to earnings for the year ended August 31, 2005 as a loss on debt extinguishment.

(6)	CanWest MediaWorks Limited Partnership obtained credit facilities in the amount of $1 billion consisting of an $825 million non-revolving term credit facility and a $175 million revolving term credit facility. The revolving facility matures in October 2010, is subject to certain restrictions and bears interest at banker’s acceptance rate plus a margin. The non-revolving facility matures in October 2010, and bears interest at banker’s acceptance rates plus a margin. The Limited Partnership has drawn $825.0 million on its non-revolving facility and nil on its revolving facility. The Limited Partnership has entered into five year interest rate swap contracts to fix the interest payments on a notional amount of $825.0 million for the first three years and $660.0 million for the remaining two years resulting in an effective interest rate of 5.3%.

(7)	These credit facilities provide for revolving working capital and revolving term loans in the amount of NZ$25.0 million and NZ$200.0 million respectively, and are subject to a negative pledge deed. The working capital facility matures July 2007 and the term facility matures July 2009. At August 31, 2006 NZ$185.0 million (August 31, 2005 – NZ$186.8 million) was drawn on the revolving term facility and nil was drawn under the working capital facility (August 31, 2005 – NZ$1.0 million). The debt bears interest at floating rates. The Company has entered into interest rate swaps to fix the interest payments on NZ$165.0 million of its New Zealand term bank loan resulting in an effective interest rate of 7.5% with expiry dates from September 2006 to July 2010.
(8)	Credit facility provides for a maximum of $590.1 million (AUS$700.0 million) in advances. At August 31, 2006 the TEN Group had drawn AUS$170.0 million against this facility leaving an availability of AUS$530.0 million. The debt bears interest at floating rates and matures in December 2008.
(9)	The US$125.0 million unsecured notes mature in March 2013. The TEN Group has entered into a US$125.0 million foreign currency interest rate swap resulting in floating rates and a fixed currency exchange rate of US$1:AUS$1.6807.
(10)	In December 2005, TEN Group completed a private placement of floating rate unsecured senior notes due December 2015 in the amount of AUS$150 million.

Under its Senior Secured Credit facility the Company is required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum liability ($500.0 million as at August 31, 2006). There were also prescribed minimum liabilities with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of $118.5 million during 2006 (2005 – $97.0 million), $69.8 million (2005 - $55.3 million) of this recouponing payment related to overhanging swaps and accordingly was reflected in cash flows from operating activities. Further strengthening of the Canadian currency and/or changes in interest rates may result in further payments to counterparties.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

Principal payments of long term debt, based on terms existing at August 31, 2006 over the next five years, are:

Year ending August 31,
2007	—
2008	—
2009	277,491
2010	—
2011	1,247,249

8.	INTEREST RATE AND FOREIGN CURRENCY SWAP LIABILITIES

The Company has entered into interest rate swaps and foreign currency interest rate swaps for which it has not utilized hedge accounting as a result of the early extinguishments of the related debt obligations. The Company records these swaps at their fair value at each balance sheet date. Changes in the fair value is charged or credited to earnings as interest rate and foreign currency swap losses. The following are the key terms and the fair value of each swap. Certain swaps contracts with the same terms have been grouped.

Type of swap	Maturity	Notional amount as at Aug. 31, 2006	Fair Value as at Aug. 31, 2006	Notional Amount as at Aug. 31, 2005	Fair value as at Aug. 31, 2005
Floating to fixed interest rate swaps	November 2006	50,000	237	150,000	2,265
Floating to fixed interest rate swaps	Various to August 2009	47,285	2,933	32,764	3,494
Floating to fixed interest rate swaps	November 2009	250,000	19,714	250,000	32,129
Floating to fixed interest rate swaps	Various to December 2014	219,492 (AUS$260,000)	(2,656) (AUS$3,147)	254,490 (AUS$285,000)	2,264 (AUS$2,534)
Floating to fixed foreign currency swap	Various to August 2009	520,135	119,288	618,559	174,923

Total net fair value			139,516		215,075

The total fair value is recorded on the balance sheet as follows:

Total liabilities			142,172		215,075
Total assets			(2,656)		—

Total fair value			139,516		215,075

For the year ended August 31, 2006 the Company recorded foreign currency swap losses of $138.6 million (2005-$121.1 million, 2004 - $73.9 million).

9.	OBLIGATIONS UNDER CAPITAL LEASES

The Company has entered into capital leases with future minimum lease payments for the years ended August 31 as follows:

2007	4,890
2008	3,529
2009	3,868
2010	3,654
2011	3,808
Thereafter	1,560

Total minimum lease payments	21,309
Amount representing interest (at rates of 5.9% to 9.6%)	(5,208)

Present value of minimum capital lease payments	16,101
Less current portion of obligations under capital leases	(3,640)

12,461

Interest expense recorded on the obligations under capital leases was $1.4 million (2005 – $1.4 million, 2004 - $0.2 million).

10.	CAPITAL STOCK

The authorized and issued capital stock of the Company is as follows:

Authorized

An unlimited number of common shares.

An unlimited number of preference shares.

Issued

	2006	2005
22,786 common shares	438,838	438,838

11.	CUMULATIVE TRANSLATION ADJUSTMENTS

The cumulative foreign currency translation adjustments account reflects the net changes in the respective book values of the Company’s investments in self-sustaining foreign operations due to exchange rate fluctuations since the respective dates of their acquisition or start-up.

The changes in this account arise from changes in the Australian, New Zealand, Euro, New Turkish Lira, and United Kingdom Pound Sterling currencies relative to the Canadian currency, and changes in the Company’s net investment in the book values of international operations.

Changes in this account were as follows:

	2006	2005	2004
Deferred loss, beginning of year	11,937	8,172	27,493
Deferred foreign currency losses (gains) during the year	12,402	3,143	(12,298)
Realization of translation (losses) gains due to distributions and divestitures	(6,883)	622	(7,023)

Deferred loss, end of year	17,456	11,937	8,172

The balance of cumulative translation adjustments at the end of the year represents net unrealized losses (gains) as follows:

	2006	2005
Australian dollar	9,619	9,880
New Zealand dollar	7,587	1,498
Euro	—	559
New Turkish Lira	239	—
United Kingdom Pound Sterling	11	—

	17,456	11,937

12.	INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	2006	2005	2004
Income taxes at combined Canadian statutory rate of 34.4% (2005 – 34.9%; 2004 – 35.2%)	15,728	38,791	(36,281)
Non-taxable portion of capital (gains) and losses	(2,284)	1,468	37,008
Effect of valuation allowance on future tax assets	(6,737)	4,842	75,941
Effect of foreign income tax rates differing from Canadian income tax rates	(8,563)	(11,984)	(39,171)
Incremental taxes on debt extinguishment	—	5,652	—
Large corporation tax and withholding tax	1,060	2,839	7,721
Non-taxable dilution gain on disposition to Limited Partnership	(45,594)	—	—
Limited Partnership net earnings allocated to minority interest	(15,822)	—	—
Non-deductible foreign exchange losses	2,641	—	—
Change in expected future tax rates	(4,541)	(2,896)	9,398
Non-deductible expenses	5,797	4,126	1,798
Goodwill impairment	—	14,546	—
Prior period temporary differences not previously tax effected	—	(6,644)	—
Effect of uncertain tax positions	(15,331)	(10,299)	(19,667)
Change in Australian tax consolidation legislation	—	(17,710)	—
Other	(4,151)	(1,975)	494

Provision for (recovery of) income taxes	(77,797)	20,756	37,241

An analysis of net earnings (loss) from continuing operations before tax by jurisdiction follows:

	2006	2005	2004
Canada	(157,406)	(192,295)	(497,523)
Foreign	203,166	303,443	394,453

Net earnings (loss) before tax	45,760	111,148	(103,070)

An analysis of the provision for current and future income taxes by jurisdiction follows:

	2006	2005	2004
Current income taxes	(14,880)	(1,569)	9,656
Canada	55,815	96,008	35,749

Foreign	40,935	94,439	45,405

Future income taxes
Canada	(127,741)	(55,623)	(22,407)
Foreign	9,009	(18,060)	14,243

	(118,732)	(73,683)	(8,164)

Provision for (recovery of) income taxes	(77,797)	20,756	37,241

Significant components of the Company’s future tax assets and liabilities are as follows:

	2006	2005
Future tax assets

Non-capital loss carryforwards	174,401	93,252
Provision for write down of investments	5,111	11,336
Provision for related party loan impairment	67,332	76,557
Accounts payable, other accruals and interest rate and foreign currency swap liability	74,033	91,353
Post retirement benefits	14,160	14,402
Less: Valuation allowance	(73,906)	(88,523)

Total future tax assets	261,131	198,377

Future tax liabilities
Capital cost allowances in excess of book amortization	62,990	83,797
Pension assets - net	3,534	3,505
Broadcast rights	43,409	38,590
Intangible assets	95,366	118,879
Other assets	(3,200)	13,605

Total future tax liabilities	202,099	258,376

Net future tax (asset) liability	(59,032)	59,999
Current portion of future tax asset	17,799	3,893
Long term portion of future tax asset	177,159	54,242
Current portion of future tax liability	(43,409)	(44,663)

Net long term future tax liability	92,517	73,471

The provision for income taxes for the year ended August 31, 2005, includes adjustments for prior period temporary differences not previously tax effected aggregating to $6.6 million ($5.8 million future income tax, and $0.8 million current income tax). The Company determined these adjustments were not material to the year ended August 31, 2005 or previous years results. The adjustments have been included in fiscal 2005 earnings.

As at August 31, 2006, the Company had non-capital loss carry forwards for income tax purposes of $534.1 million, that expire as follows: 2007 - $6.8 million, 2008 - $19.8 million, 2009 - $22.2 million, 2010 - $47.5 million, 2011 - $4.2 million, thereafter - $433.6 million.

The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations in a number of jurisdictions and in the assessment of the recoverability of future tax assets. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax laws or the outcome of tax reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences, which could be significant, will impact the income tax provision in the period in which the determination is made.

13.	INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

The Company has recorded the following investment gains, losses and writedowns.

	2006	2005	2004
Dilution gain – sale of 25.8% of Limited Partnership (note 2)	101,370	—	—
Gain on sale of investment (note 3)	138	2,171	—
Gain on sale of investment in UTV	—	—	51,717
Dilution gain – TEN Group and CanWest MediaWorks (NZ) Limited	64	660	67,404
Other	918	(1,304)	1,181

	102,490	1,527	120,302

During 2004, the Company sold its investment in Ulster Television for proceeds of $143.8 million, resulting in an investment gain of $51.7 million in the year ended August 31, 2004. In addition, during 2004, the company transferred its net assets and operations of its New Zealand media operations to CanWest MediaWorks (NZ) Limited for a 70% interest in the ordinary shares of CanWest Mediaworks (NZ) Limited and repayment of inter-company debt. Concurrent with the transfer of the net assets and operations, CanWest MediaWorks (NZ) Limited completed an Initial Public Offering for 30% of its ordinary shares for NZ$104.0 million, net of costs of NZ$4.0 million (net proceeds of NZ$83.3 million). As a result of the reduction in the Company’s interest in the New Zealand media operations, the Company recorded a gain of $65.5 million in the year ended August 31, 2004.

Also during 2004, the Company sold its investment in Ulster Television for proceeds of $143.8 million, resulting in an investment gain of $51.7 million.

14.	DISCONTINUED OPERATIONS

During the second quarter of fiscal 2006, the Company commenced a process to sell its 45% interest in TV3 Ireland as it was no longer considered a core operating asset. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. The Company completed the sale of TV3 Ireland on August 31, 2006 for net cash proceeds of $179 million, including a repayment of a loan to the Company of $3 million, and recorded a gain on sale of $164 million, net of tax of $6 million. The amount of goodwill that has been included in the gain on sale is $4 million. Prior to the classification as a discontinued operation, the results of TV3 Ireland were reported within the Ireland television segment. The classification of TV3 Ireland as a discontinued operation has decreased earnings from continuing operations by $11 million for the year ended August 31, 2006 (2005 – $10 million, 2004 - $7 million). Cash flows from operating activities of continuing operations have been decreased by $9 million for the year ended August 31, 2006 (2005 – $7 million, 2004 - $6 million).

During the fourth quarter, the Company commenced a process to sell its Canadian radio stations. Subsequent to year end, the Company announced that it had reached an agreement to sell its Canadian radio stations for $15 million as they were not considered core operating assets. The closing of the transaction is dependent upon obtaining regulatory approval which the Company expects will be granted within the next year. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, the results of the Canadian radio stations were reported within the Canadian Television segment. The classification of the Canadian radio stations as a discontinued operation has increased earnings from continuing operations by $2 million for the year ended August 31, 2006 (2005 – $2 million, 2004 - $1 million). Cash flows from operating activities of continuing operations have been decreased by less than a million dollars for the year ended August 31, 2006 (2005 – nil, 2004 - $1 million).

The earnings from discontinued operations are summarized as follows:

	2006	2005	2004
Revenue	39,642	40,057	39,757

Earnings from discontinued operations before tax expense	10,704	8,435	6,011
Income tax expense	1,274	105	448

Earnings from discontinued operations(1)	9,430	8,330	5,563

(1)	The Company has not allocated interest on the parent company’s debt to discontinued operations.

The carrying values of the net assets related to the discontinued operations are as follows:

	2006	2005
Investment in broadcast rights	—	5,615
Other current assets	621	4,892

Total current assets	621	10,507

Investment in broadcast rights	—	1,058
Other non-current assets	1,847	14,040

Total non-current assets	1,847	15,098

Debt	—	12,270
Other current liabilities	514	6,807

Total current liabilities	514	19,077

Long term liabilities	162	2,371

Net assets	1,792	4,157

15.	STATEMENTS OF CASH FLOWS

The following amounts comprise the net change in non-cash operating accounts included in the statements of cash flows excluding non-cash operating accounts related to discontinued operations:

	2006	2005	2004
CASH GENERATED (UTILIZED) BY:
Accounts receivable	(3,614)	31,342	(2,077)
Investment in film and television programs	(21,655)	12,794	(7,326)
Inventory	171	(84)	1,060
Other current assets	(13,447)	(6,742)	(5,019)
Other assets	4,337	(7,379)	(36)
Accounts payable and accrued liabilities	(11,118)	26,267	(23,386)
Income taxes recoverable and payable	(52,573)	20,828	(26,013)
Deferred revenue	(915)	2,556	4,151
Film and television program accounts payable	3,648	2,330	(20,864)

	(95,166)	81,912	(79,510)

The following amounts were paid on account of interest and income taxes:

	2006	2005	2004
Interest	207,125	231,132	225,517
Income taxes	99,015	76,396	71,341

16.	ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations arise from legal obligations that exist for the removal of equipment or the restoration of sites upon termination of certain agreements. The asset retirement obligations are associated with transmission facilities and related structures. The asset retirement obligations, which are calculated based on the discounted future cost of the estimated cash flows required to settle the obligations, of $8.5 million are recorded in other accrued liabilities. The undiscounted amount of the estimated cash flows is approximately $14.4 million. Interest rates of 8.5% to 9.0% were used to calculate the present value of the asset retirement obligations over a period of 1 year to 99 years.

17.	PENSION AND POST RETIREMENT BENEFITS

The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post retirement benefits to its employees. Its defined benefit pension plans are based on years of service and final average salary. Information on the Company’s pension and post retirement benefit plans follows:

	Pension benefits (1)		Post retirement benefits (2)
	2006	2005	2006	2005
Plan Assets
Fair value – beginning of year	316,848	276,707	—	—
Actual return on plan assets	15,454	32,184	—	—
Employer contributions	21,727	15,913	865	249
Employee contributions	6,669	6,153	—	—
Benefits paid and administrative expenses	(13,950)	(14,109)	(865)	(249)

Fair value – end of year	346,748	316,848	—	—

Plan Obligations
Accrued benefit obligation – beginning of year	445,788	366,149	45,588	34,985
Accrued interest on benefits	24,238	24,440	2,523	2,346
Current service costs	24,610	18,002	1,806	1,329
Benefits paid	(13,950)	(12,770)	(865)	(249)
Actuarial losses (gains)	1,712	49,967	(2,971)	7,177

Accrued benefit obligation – end of year	482,398	445,788	46,081	45,588

The Company’s accrued benefit asset (liability) is determined as follows:

Accrued benefit obligations	482,398	445,788	46,081	45,588
Fair value of plan assets	346,748	316,848	—	—

Plan deficits	(135,650)	(128,940)	(46,081)	(45,588)
Unamortized net actuarial losses (gains)	122,722	118,858	(3,425)	(395)
Unamortized transitional obligations	4,920	5,353	2,420	2,723
Unamortized past service costs	12,523	13,730	702	838

Accrued plan asset (liability)	4,515	9,001	(46,384)	(42,422)
Valuation allowance	(460)	(572)	—	—

Accrued net plan asset (liability), net of valuation allowance	4,055	8,429	(46,384)	(42,422)

The accrued plan asset of $27.0 million (2005 - $27.2 million) is included in long term other assets, the accrued plan liability of $22.9 million (2005 - $18.8 million) and the accrued post retirement plan liability is included in other long term liabilities in the consolidated balance sheet.

	Actual	Target
Plan assets consist of:
Equity securities	63.0%	60.0%
Debt securities	30.8%	40.0%
Other	6.2%	0.0%

Total	100%	100%

The pension plans have no investment in securities of CanWest entities.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at June 30 of each year. The most recent actuarial valuation for the most significant of our pension plans, which make up over half of our accrued benefit obligation, was as of December 31, 2004. The valuation indicated that the plan had an unfunded liability. As a result, the Company is required to make additional contributions of $1.1 million annually for fifteen years. The next required valuation will be as of December 31, 2005 with an expected completion date of December 2006. The investment strategy for pension plan assets is to utilize a balanced mix of equity and fixed income portfolios, with limited additional diversification, to earn a long-term investment return that meets our pension plan obligations. Active management strategies and style diversification strategies are utilized in anticipation of realizing investment returns in excess of market indices.

Total cash payments for 2006, consisting of cash contributed by the Company to its funded pension plans, cash payments to beneficiaries for its post-retirement plans, and cash contributed to its defined contribution plans, was $31.6 million (2005 - $25.1 million, 2004 $22.6 million)

The Company’s pension benefit expense is determined as follows:

	Year ended August 31, 2006			Year ended August 31, 2005
	Incurred in year	Adjustments(3)	Recognized In year	Incurred in year	Adjustments(3)	Recognized In year
Current service cost	24,610	—	24,610	18,002	—	18,002
Employee contributions	(6,669)	—	(6,669)	(6,153)	—	(6,153)
Accrued interest on benefits	24,238	—	24,238	24,440	—	24,440
Return on plan assets	(15,454)	(7,766)	(23,220)	(32,184)	11,881	(20,303)
Administrative expenses	—	—	—	1,339	(1,339)	—
Transitional obligation	—	433	433	—	433	433
Past service costs	—	1,207	1,207	—	1,206	1,206
Net actuarial loss	1,712	3,902	5,614	49,967	(46,782)	3,185
Changes in valuation allowance	—	(112)	(112)	—	(150)	(150)

Benefit expense	28,437	(2,336)	26,101	55,411	(34,751)	20,660
Employer contribution to the defined contribution plan	9,028	—	9,028	8,973	—	8,973

Total pension benefit expense	37,465	(2,336)	35,129	64,384	(34,751)	29,633

	Year ended August 31, 2004
	Incurred in year	Adjustments(3)	Recognized In year
Current service cost	17,078	—	17,078
Employee contributions	(6,125)	—	(6,125)
Accrued interest on benefits	22,413	—	22,413
Return on plan assets	(19,538)	1,227	(18,311)
Administrative expenses	627	(627)	—
Transitional obligation	—	434	434
Past service costs	—	1,206	1,206
Net actuarial loss	2,286	1,227	3,513
Changes in valuation allowance	—	(48)	(48)

Benefit expense	16,741	3,419	20,160
Employer contribution to the defined contribution plan	8,488	—	8,488

Total pension benefit expense	25,229	3,419	28,648

The Company’s post retirement benefit expense is determined as follows:

	Year ended August 31, 2006			Year ended August 31, 2005
	Incurred in year	Adjustments(3)	Recognized In year	Incurred in year	Adjustments(3)	Recognized In year
Current service cost	1,806	—	1,806	1,329	—	1,329
Accrued interest on benefits	2,523	—	2,523	2,346	—	2,346
Transitional obligation	—	303	303	—	303	303
Past service costs	—	136	136	—	135	135
Net actuarial loss (gain)	(2,971)	3,030	59	7,177	(7,535)	(358)

	1,358	3,469	4,827	10,852	(7,097)	3,755

	Year ended August 31, 2004
	Incurred in year	Adjustments(3)	Recognized In year
Current service cost	1,260	—	1,260
Accrued interest on benefits	2,334	—	2,334
Transitional obligation	—	303	303
Past service costs	—	137	137
Net actuarial loss	944	(941)	3

Total post retirement benefit	4,538	(501)	4,037

	Pension benefits			Post retirement benefits
	2006	2005	2004	2006	2005	2004
Significant actuarial assumptions in measuring the Company’s accrued benefit obligations as at June 30 are as follows:
Discount rate	5.75%	5.35%	6.50%	5.75%	5.35%	6.50%
Rate of compensation increase	3.70%	3.00%	3.50%	—	—	—

Significant actuarial assumptions in measuring the Company’s benefit costs as at June 30 are as follows:

Discount rate	5.35%	6.50%	6.50%	5.35%	6.50%	6.50%
Expected long-term rate of return on pension plan assets	7.25%	7.25%	7.25%	—	—	—
Rate of compensation increase	3.00%	3.50%	3.50%	—	—	—

The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. For fiscal 2007, the expected long-term rate of return on plan assets will continue to be 7.25%, based on the investment mix, current yields and experience. In 2007, the Company expects to contribute $19.6 million to its defined benefit pension plans and $1.0 million to its other post retirement benefit plans.

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending August 31:

Year ending August 31,
2007	14,954
2008	16,870
2009	18,740
2010	20,876
2011	23,183
2012-2016	160,746

(1)	As at August 31, 2006 the Company has defined benefit pension plans that are not fully funded. These plans have aggregate plan assets of $321.0 million (2005 - $309.9 million) and aggregate benefit obligations of $460.7 million (2005 - $439.1 million).
(2)	Post retirement plans are non-contributory and include health, dental, and life insurance benefits. The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the post retirement health and life plans were 10.0% for medical and 7.0% for dental, decreasing to an ultimate rate of 5.0% for medical and 6.0% for dental in 2011 and 2014, respectively. A one percentage point increase in assumed health care cost trend rates would have increased the service and interest costs and obligation by $0.7 million and $6.5 million, respectively. A one percentage point decrease in assumed health care cost trends would have lowered the service and interest costs and the obligation by $0.6 million and $5.1 million, respectively.
(3)	Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

18.	RELATED PARTY BALANCES AND TRANSACTIONS

Due from parent and affiliated companies consist of the following:

	As at August 31, 2006	As at August 31, 2005
Due from parent, CanWest - non-interest bearing	55,170	75,051
Due from various affiliated companies CanWest Entertainment Inc. - non-interest bearing	60,888	60,771
Fireworks Entertainment Inc. - non-interest bearing	360,360	380,841
Provision for loan impairment	(421,248)	(430,136)

Due from parent and affiliated companies	55,170	86,527

These advances have no fixed repayment terms.

The Company has loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest in the amount of $421.2 million (2005 – $441.6 million). Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, in fiscal 2004, CanWest commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company established a provision of $418.7 million against these loans in fiscal 2004 and an additional provision of $11.4 million in fiscal 2005. For the year ended August 31, 2006, due to recoveries of certain balances at CanWest’s Fireworks Entertainment Division, additional funds, in excess of previously expected recoveries, totaling $8.9 million were repaid to the Company, and recorded as a loan impairment recovery.

In October 2005, the Company settled notes held by CanWest Communications Corporation, the parent company of Canwest at that date, with a book value of $49.7 million (US$41.9 million) under the same terms offered to the unrelated senior subordinated note holders for $55.4 million. During 2006, interest expense related to this debt totaled $0.7 million (2005 - $6.0 million, 2004 - $6.3 million).

The Company made operating lease payments of $3.2 million to CanWest and affiliated companies for the year ended August 31, 2006 (2005 - $3.1 million, 2004 - $3.2 million), which are included in selling, general and administrative expenses. In addition, the Company has included $0.5 million of building development expenses payable to this company in selling general and administrative expenses. The obligations under these operating leases of $1.1 million continue until August 2010. During 2006, the Company acquired broadcast rights for television programs from Fireworks in the amount of nil (2005 - $2.1 million, 2004 - $4.9 million), which are included in operating expenses

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

19.	FINANCIAL INSTRUMENTS

Financial instruments consist of the following:

	2006		2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
Short term assets	743,533	743,533	475,812	475,812
Other investments	17,890	23,753	23,059	25,619
Short term liabilities	503,173	503,173	573,541	573,541
Long term debt	2,661,998	2,600,535	2,534,346	2,758,128
Obligations under capital leases	16,101	16,101	17,300	17,300
Other long term accrued liabilities	33,641	33,641	27,912	27,912
Interest rate and cross currency swap net liabilities	244,453	329,511	516,175	634,828

The fair values of short-term assets and liabilities, which include cash, accounts receivable, income taxes recoverable, accounts payable and accrued liabilities, income taxes payable and broadcast rights accounts payable, approximate their fair values due to the short term nature of these financial instruments.

The fair value of other investments is primarily based on quoted market prices for publicly traded securities, and the most recent purchase transactions and agreements and comparable valuations for non-listed securities.

The fair value of long term debt subject to floating interest rates approximates its carrying value. The fair value of long term debt, subject to fixed interest rates, is estimated by discounting future cash flows and using market prices of the publicly traded debt, including interest payments, using rates currently available for debt of similar terms and maturity.

The fair values of the obligations under capital leases approximate their carrying values as interest rates for similar leases have not changed significantly.

The fair values of other long term liabilities, including broadcast rights accounts payable, approximate their carrying values.

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

Interest rate risk

The Company manages its exposure to fluctuations in interest rates through the use of interest rate and cross-currency interest rate swap agreements, more fully described in note 8.

20.	JOINTLY CONTROLLED ENTERPRISES

The following amounts included in the consolidated financial statements represent the Company’s proportionate interest in joint ventures.

	2006	2005
Balance sheets
Assets
Current assets	2,148	1,163
Long term assets	415	530

	2,563	1,693

Liabilities	405	1,905

Current liabilities	3,772	—

Long term liabilities	4,177	1,905

	2006	2005	2004
Statements of loss
Revenue	4,789	2,764	529
Expenses	6,457	4,022	650

Net loss	(1,668)	(1,258)	(121)

Statements of cash flows
Cash generated (utilized) by:
Operating activities	(3,139)	(266)	(160)
Investing activities	(144)	(144)	119
Financing activities	4,040	—	443

Net increase (decrease) in cash	757	(410)	402

21.	CONTRACT TERMINATION

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

22.	COMMITMENTS, CONTINGENCIES and GUARANTEES

COMMITMENTS

(a)	The Company has entered into various agreements for the right to broadcast certain feature films and syndicated television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these additional broadcast rights is contingent on the actual production and/or the airing of the programs or films. Management estimates that the commitments related to these agreements will result in annual broadcast rights payments as follows:

2007	388,016
2008	166,366
2009	117,719
2010	118,311
2011	118,804

(b)	For the year ended August 31, the Company’s future minimum payments under the terms of its operating leases are as follows:

2007	88,048
2008	72,119
2009	64,971
2010	55,744
2011	48,171
Thereafter	154,523

(c)	As part of the joint venture agreement with Metro International S.A. and Torstar Corporation, the Company has agreed to fund its proportionate share of capital requirements and operating losses up to a prescribed limit per city. Currently, the Company has agreed to the launch of Metro in four cities with the aggregate amount of the commitment being $9.8 million, of which $4.0 million has been funded.

CONTINGENCIES

(d)	The Company has requested arbitration related to $94.5 million owed by Hollinger International Inc., Hollinger Inc. and certain related parties (collectively “Hollinger”) related to certain unresolved adjustments and claims related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger. Hollinger disputes this claim and claims that it and certain of its affiliates are owed $108.3 million by the Company. The outcome and recoverability of this claim is not determinable.

(e)	In March 2001, a statement of claim was filed against the Company and certain of the Company’s subsidiaries by CanWest Broadcasting Ltd.’s (“CBL’s”) former minority shareholders requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba by the same minority shareholders, which was substantially the same as the previous claim, seeking damages of $405 million. In June 2005, the Company filed a Statement of Defence and Counterclaim. In its defense, the Company denies any liability to the plaintiffs and in its Counterclaim, the Company is seeking a declaration of the fair value of the former minority shareholders’ interest in CBL and repayment of the difference between the fair value and the redemption amount paid by the Company to the former shareholders. The Company believes the allegations in the Statement of Claim are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The outcome of this claim is not determinable and the Company intends to vigorously defend this lawsuit.

(f)	CanWest MediaWorks (NZ) Limited has received a Statement of Position from the New Zealand Inland Revenue covering the years 2002 to 2004 that proposes a potential tax liability of NZ$14.4 million on the treatment of its optional convertible notes. A Notice of Proposed Adjustment is an instrument through which the New Zealand Inland Revenue advises a taxpayer that it is considering amending its tax assessment from that in the tax return and is not a confirmation of liability. CanWest MediaWorks (NZ) Limited is confident that the tax treatment that it has applied to the notes is correct and does not believe that any material additional tax liability will result and CanWest MediaWorks (NZ) Limited intends to dispute the proposed adjustments.

(g)	The Company is one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003 in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages. The outcome of this claim is not determinable.

(h)	The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

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

23.	SEGMENTED INFORMATION

The Company operates primarily within the publications and interactive, television, radio and outdoor advertising industries in Canada, Australia, New Zealand, and Turkey. Segmented information has been retroactively revised to reflect the Company’s classification of the Ireland television and Canadian radio as discontinued.

Each segment operates as a strategic business unit with separate management. Segment performance is measured primarily upon the basis of segment operating profit. The Company accounts for intersegment sales and purchases as if the sales and purchases were to third parties.

	Revenue(1)			Segment Operating Profit			Total Assets		Capital Asset Expenditures
	2006	2005	2004	2006	2005	2004	2006	2005	2006	2005	2004
Operating Segments
Publications and Interactive – Canada	1,258,455	1,228,851	1,193,629	248,429	254,875	267,343	2,749,774	2,669,128	22,087	21,765	28,197

Television

Canada	656,275	696,106	688,434	31,487	126,425	148,671	1,365,867	1,378,266	36,028	21,329	21,630
Australia – Network TEN	656,306	783,315	721,247	197,229	293,528	256,033	581,977	604,661	12,806	9,065	7,009
New Zealand	108,886	122,995	108,236	25,939	30,110	23,291	105,400	115,991	5,899	5,953	2,962

	1,421,467	1,602,416	1,517,917	254,655	450,063	427,995	2,053,244	2,098,918	54,733	36,347	31,601

Radio

New Zealand	83,926	93,428	86,717	23,990	26,392	27,488	127,508	138,584	4,437	4,508	3,231
Turkey	5,726	—	—	2,610	—	—	72,672	—	335	—	—

	89,652	93,428	86,717	26,600	26,392	27,488	200,180	138,584	4,772	4,508	3,231

Outdoor – Australia	109,051	107,790	77,117	19,593	23,173	14,477	171,455	147,443	7,572	7,036	2,380
Corporate and other	—	—	—	(39,928)	(32,065)	(26,338)	451,029	226,641	697	28,494	11,873
Discontinued operations	—	—	—	—	—	—	2,468	25,605	—	—	—

	2,878,625	3,032,485	2,875,380	509,349	722,438	710,965	5,628,150	5,306,319	89,861	98,150	77,282

Restructuring expenses (3)	—	—	(2,445)
Ravelston management contract termination	—	(12,750)	—

	509,349	709,688	708,520
Amortization of intangibles	12,423	20,341	18,182
Amortization of property, plant and equipment	93,635	90,381	87,661
Other amortization	7,383	5,197	4,666

Operating income	395,908	593,769	598,011
Interest expense	(193,544)	(251,274)	(337,488)
Interest income	2,493	3,566	9,635
Amortization of deferred financing costs	(6,494)	(12,708)	(12,641)
Interest rate and foreign currency swap losses	(138,639)	(121,064)	(73,909)
Foreign exchange gains (losses)	(7,941)	3,749	8,025
Loan impairment recovery (provision)	8,888	(11,390)	(418,746)
Investment gains, losses and write-downs	102,490	1,527	120,302
Goodwill impairment	—	(41,406)	—
Asset impairment	—	(9,629)	—
Loss on debt extinguishment	(117,401)	(43,992)	—
Dividend income	—	—	3,738

Earnings (loss) before income taxes	45,760	111,148	(103,070)

(1)	Represents revenue from third parties. In addition, the following segments recorded intercompany revenues: Canadian Television - $1.6 million (2005 - $1.0 million, 2004 - $0.9 million) Publications and Interactive – Canada $3.3 million (2005 - $.6 million, 2004 - nil).
(2)	Corporate and other in 2005 and 2004 have been reclassified to conform with the presentation adopted in the current year.
(3)	Canadian television restructuring expenses of $2.4 million.

24.	UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States (“U.S.”) differs from Canadian GAAP. Amounts are in thousands of Canadian dollars, unless otherwise noted.

Principal differences affecting the Company

(a)	Comprehensive income

Comprehensive income, defined as all changes in equity other than those resulting from investments by owners and distributions to owners, must be reported under U.S. GAAP. Similar requirements under Canadian GAAP are not currently effective for the Company, however upon adoption of CICA 1530, Comprehensive Income, no such GAAP difference will exist.

(b)	Pre-operating costs

In the U.S., pre-operating costs are expensed in the period incurred. In accordance with Canadian GAAP, the Company defers pre-operating costs until commencement of commercial operations and amortizes the deferred costs over a period of five years. The U.S. GAAP reconciliation reflects the expensing of amounts which were deferred for Canadian GAAP of: 2006 - $1,883 (2005 - $3,568, 2004 - $1,748), with related tax recoveries of: 2006 - $150 (2005 - $1,273, 2004 - $305), the reversal of amortization of pre-operating costs of: 2006 - $2,416 (2005 - $2,297, 2004 - $1,471), with related tax provisions of: 2006 - $829 (2005 – $820, 2004 - $646) and the recording of minority interest share of: 2006 - $48 (2005 and 2004 - nil) and the reversal of pre-operating costs written off of: 2006 - $2,025 (2005 and 2004 – nil), with related tax provisions of: 2006 - $675 (2005 and 2004 – nil) The balance sheet effect of these adjustments was: other assets reduced by $5,211 (2005 - $7,769), long term future tax liability reduced by 2006 - $1,427 (2005 - $2,781), minority interest decreased by: 2006- $35 (2005 – nil), and shareholder’s equity reduced by the net amount of: 2006 - $3,749 (2005 - $4,988).

(c)	Foreign currency translation

In the U.S., distributions from self-sustaining foreign operations do not result in a realization of the cumulative translation adjustments account. Realization of such foreign currency translation adjustments occurs only upon the sale of all or a part of the investment giving rise to the translation adjustments. In accordance with Canadian GAAP, reductions in the net investment in self-sustaining foreign operations result in a proportionate reduction in the cumulative foreign currency translation adjustment accounts. The U.S. GAAP reconciliation reflects the reversal of realization of cumulative translation adjustments resulting in an increase in net earnings of: 2006 – $6,511 (2005 – decrease in net earnings of $622, 2004 - increase in net earnings of $4,526). The balance sheet effect of these adjustments was: increase retained earnings by: 2006 - $15,923 (2005 - $9,412) and decrease accumulated other comprehensive income by: 2006 - $15,923 (2005 – $9,412).

Under Canadian GAAP cumulative currency translation adjustments are presented as a separate component of shareholder’s equity. Under U.S. GAAP it is a component of accumulated other comprehensive income. The U.S. GAAP reconciliation reflects this reclassification.

(d)	Programming commitments

Under Canadian GAAP, certain programming commitments imposed by regulatory requirements related to an acquisition, completed prior to January 1, 2001, were accrued in the purchase equation resulting in additional goodwill. Under U.S. GAAP, these costs were expensed as incurred. The U.S. GAAP reconciliation reflects the expensing of these programming costs as incurred of: 2006 - $7,558 (2005 - $6,463, 2004 - $6,012), with related tax recoveries of 2006 - $2,500 (2005 - $2,321, 2004 - $1,683). The balance sheet effect of these adjustments was to reduce goodwill by: 2006 and 2005 - $18,639, increase long term future tax liability to: 2006 - nil (2005 - $2,500), reduce other long term accrued liabilities to: 2006 - nil (2005 - $7,558), and reduce shareholders’ equity by: 2006 - $18,639 (2005 - $13,581).

(e)	Investment in a broadcasting operation on an equity basis

Under Canadian GAAP, the Company’s investment in a broadcasting operation was accounted for using the equity method during the period that this investment was held in trust pending completion of the regulatory approval process. Under U.S. GAAP, the investment was initially accounted for on a cost basis; then, as a result of receiving approval to complete the purchase of the broadcasting operation, the Company changed its method of accounting for the investment to the equity method. The change in accounting policy was retroactively applied as required under APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, to the date that the Company initially acquired its investment. Effective July 6, 2000, the Company consolidated this investment for both Canadian and U.S. GAAP purposes. The U.S. GAAP reconciliation had no effect on earnings for the periods presented. The effect on the balance sheet was to increase goodwill by: 2006 and 2005 - $ 38,503 and increase shareholder’s equity by: 2006 and 2005 - $38,503.

(f)	Intangible assets

Under Canadian GAAP, certain costs related to the development of broadcast licences, other than through a business combination, were recorded as intangible assets. Under U.S. GAAP such costs are expensed as incurred. The U.S. GAAP reconciliation reflects the expensing of these costs incurred of: 2006 - $1,206 (2005 and 2004 – nil). The balance sheet effect was to reduce intangible assets by: 2006 - $3,531 (2005 - $2,325), reduce long term future tax liability by: 2006 - $860 (2005 - $860), and to reduce shareholders equity by: 2006 - $2,671 (2005 - $1,465).

(g)	Investment in marketable securities

For U.S. GAAP, investment assets classified as “available for sale” are carried at market, and unrealized temporary gains and losses are included, net of tax, in other comprehensive income. In accordance with Canadian GAAP, the Company carries its investment in marketable securities at cost. For the Company’s other investments, fair value is not readily determinable and are accordingly carried at cost. The effect of the U.S. GAAP reconciliation for the year ended August 31, 2004 was to decrease other comprehensive income by $16,834.

(h)	Pension valuation allowances

Under Canadian GAAP a valuation allowance against pension assets is the excess of the adjusted benefit asset over the expected future benefit. Changes in the valuation allowance are recorded as adjustments to pension expense. Under U.S. GAAP valuation allowances are not recorded. The U.S. GAAP reconciliation reflects the elimination of pension valuation allowances resulting in reduced earnings of: 2006 - $112 (2005 - $150, 2004 - $48), with related tax recoveries of: 2006 - $36 (2005 - $52, 2004 - $19). The balance sheet effect was to increase long term other assets by: 2006 - $460 (2005 - $572), increase long term future tax liability by: 2006 - $178 (2005 - $214) and increase shareholders’ equity by: 2005 - $282 (2005 - $358).

(i)	Proportionate consolidation

Canadian GAAP requires the accounts of jointly controlled enterprises to be proportionately consolidated. Under U.S. GAAP, investments in jointly controlled entities are accounted as equity investments. This accounting difference applies to the Company’s investment in Mystery and Metro. The proportionate interest is disclosed in note 20. Accordingly, under accommodation provided by the SEC this difference is not included in the following reconciliation.

(j)	Accounting for derivative instruments and hedging activities

Under U.S. GAAP, entities are required to recognize all derivative instruments as either assets or liabilities in the balance sheet, and measure those instruments at fair value. The changes in fair value of the derivatives are included in the statement of earnings. Under Canadian GAAP hedge accounting is applied for derivatives that are eligible for hedge accounting if certain criteria are met and non-hedging derivatives are recognized at their fair value as either assets or liabilities. As a result of adopting FAS 133 on September 1, 2001, the Company discontinued hedge accounting. The fair values of derivatives designated as hedges before August 31, 2000 have been included in a transitional adjustment and are included in income over the term of the hedged transaction. The U.S. GAAP reconciliation reflects the recording of losses on interest rate and cross-currency swaps of: 2006 - $19,771 (2005 – gain of $3,315, 2004 - gain of $77,770), with related tax recoveries of: 2006 - $7,920 (2005 – provision of $18,624, 2004 - provision of $31,875). The balance sheet effect was to increase long term swap liabilities by: 2006 - $85,055 (2005 - $65,776), reduce future tax liabilities by: 2006 - $27,729 (2005 - $19,981) and decrease minority interest by: 2006 - $1,525 (2005 – $1,393), and reduce shareholders’ equity by: 2006 - $55,801 (2005 - $44,402).

(k)	Integration costs related to the acquisition of the publications properties

Under Canadian GAAP certain integration costs related to the acquisition of the Company’s publication properties were accrued in the purchase equation. Under U.S. GAAP, these costs are expensed as incurred. The U.S. GAAP reconciliation had no effect on earnings for the periods presented. The balance sheet effect was to decrease goodwill by: 2006 and 2005 - $1,663, decrease minority interest by: 2006 – $429 (2005 – nil), and reduce shareholders’ equity by: 2006 - $1,234 (2005 - $1,663).

(l)	Resolution of acquired tax contingencies

Under U.S. GAAP, the settlement of tax contingencies acquired through a business acquisition result in an adjustment to the purchase equation. In accordance with Canadian GAAP, the resolution of such tax contingencies is included in earnings once the purchase price allocation is finalized. The U.S. GAAP reconciliation reflects the reduction of earnings related to the reversal of tax recoveries of $7,000 for the year ended August 31, 2004. The balance sheet effect was to reduce goodwill and shareholder’s equity by: 2006 and 2005 - $7,000.

(m)	Future income taxes

Under U.S. GAAP, the changes to future tax balances upon the adoption of FAS 142, Goodwill and Other Intangible Assets, in 2001, were reflected as a future income tax recovery in the year FAS 142 was adopted. The related U.S. GAAP balance sheet effect would be to increase goodwill by: 2006 and 2005 - $160,500, increase minority interest by: 2006 - $11,069 (2005 – nil), and increase retained earnings by: 2006 - $149,431 (2005 - $160,500).

(n)	Additional minimum liability

Under FAS 87, Employers’ Accounting for Pensions, the Company recognizes an additional minimum pension liability when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that such excess is greater than accrued pension costs otherwise recorded. For the purposes of determining the additional minimum pension liability, the accumulated benefit obligation does not incorporate projections of future compensation increases in the determination of the obligation. No such adjustment is required under Canadian GAAP. The effect on the U.S. GAAP reconciliation in the current year was to increase other comprehensive income by: 2006 - $14,063 (2005 – decrease of $18,351), net of tax of: 2006 - $9,046 (2005 - $10,323). During the current year, an amount of $8,967 was reclassified from accumulated other comprehensive income to intangible assets related to the transitional obligation not being included as a component of past service costs. The balance sheet effect was to increase other long term liabilities by: 2006 - $49,682 (2005 - $84,274), increase intangible assets by: 2006 - $20,699 (2005 - $13,558), decrease other assets by: 2006 - $15,609 (2005 – increase of $3,015), decrease future tax liabilities by: 2006 - $15,326 (2005 - $24,372), and decrease shareholders equity by: 2006 – $29,266 (2005 - $43,329)..

The minimum pension liability for the year ended August 31, 2005, includes a comprehensive income adjustment for the current year of $18,351, net of tax of $10,323. Comprehensive income adjustments for 2004 and prior years of $24,978, net of tax of $14,049 are included in the comprehensive income (loss) - accumulated balances. The Company has determined these adjustments are not material to the previously reported results, accordingly, the adjustments have been included in the year ended August 31, 2005 comprehensive income (loss) - accumulated balances.

(o)	Dilution gain on sale of Limited Partnership

The table below reflects the U.S. GAAP differences in calculating the dilution gain on the sale of 25.8% of the Limited Partnership described in note 2.

Dilution gain – sale of 25.8% sale of Limited Partnership in accordance with Canadian GAAP	101,370

U.S. GAAP adjustments:
Pre-operating costs (b)	431
Goodwill adjustment related to integration costs (k)	429
Goodwill adjustment related to future income taxes (m)	(11,069)

Total U.S. GAAP adjustments	(10,209)

Dilution gain – sale of 25.8% sale of Limited Partnership in accordance with U.S. GAAP	91,161

Adopted accounting policies

Share-Based Payments

The Financial Accounting Standards Board (“FASB”) issued the Statement of Financial Accounting Standards No. 123 (Revised 2004), Share Based Payment, which requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). SFAS 123 (Revised 2004) is applicable for as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Company utilizes a similar approach under Canadian GAAP and the application of this standard did not have a material impact on its results.

Proposed accounting policies

Accounting for Uncertainty in Income Taxes – an interpretation of SFAS Statement No. 109 (“FIN 48”)

FASB issued an interpretation under FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns. FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods and disclosure. FIN 48 is applicable for fiscal years beginning on or after December 15, 2006. The Company is currently considering the impact of the adoption of this interpretation.

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment to FAS Statements No. 87, 88, 106, 132(R) (“SFAS 158”)

FASB issued SFAS 158 which requires employers to recognize in its balance sheet an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, measure a plan’s assets and its obligation that determine its funded status as of its fiscal year end, and recognize changes in the funded status of a defined benefit pension and postretirement plans in the year in which the changes occur through comprehensive income and a separate component of shareholders’ equity. Additional disclosures are required under this standard. The standard is applicable for fiscal years ended on or after December 15, 2006. The Company is currently considering the impact of the adoption of this interpretation.

Fair Value Measurements (“SFAS 157”)

FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair values. This standard does not require any new fair value measurements. The standard is applicable for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of the adoption of this interpretation.

Considering the Effects of Prior Years Misstatements when Qualifying Misstatements in Current Year Financial Statements (“SAB 108”)

The Security and Exchange Commission issued Staff Accounting Bulletin No. 108 that provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of materiality assessment. The implication is that the assessment of the misstatements through the greater of the current year earning or closing retained earnings adjustments. SAB 108 is applicable for fiscal years ending after November 16, 2006. The Company is currently considering the impact of the adoption of this interpretation.

Comparative Reconciliation of Net Earnings (Loss)

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

	2006	2005	2004
Net earnings (loss) in accordance with Canadian GAAP from continuing operations	17,219	(3,540)	(224,952)
Pre-operating costs incurred (b)	(1,883)	(3,568)	(1,748)
Pre-operating costs written-off (b)	2,025	—	—
Amortization of pre-operating costs (b)	2,416	2,297	1,471
Realization of currency translation adjustments (c)	6,511	(622)	4,526
Programming costs imposed by regulatory requirement (d)	(7,558)	(6,463)	(6,012)
Costs to develop intangible assets expensed (e)	(1,206)	—	—
Pension valuation allowances (h)	(112)	(150)	(48)
Gain (loss) on interest rate and cross currency swaps and translation of foreign denominated debt (j)	(19,771)	3,315	77,770
Adjustment of dilution gain on Limited Partnership (o)	(10,209)	—	—
Resolution of acquired tax contingencies (l)	—	—	(7,000)
Minority interests effect of adjustments (1)	(264)	809	(2,032)
Tax effect of adjustments	9,102	(13,408)	(30,514)

Net loss for the year from continuing operations in accordance with U.S. GAAP	(3,730)	(21,330)	(188,539)
Gain on sale of discontinued operations	163,547	—	—
Net earnings from discontinued operations	9,430	8,330	5,563

Net earnings (loss) for the year in accordance with U.S. GAAP	169,247	(13,000)	(182,976)

(1)	Represents the recording of minority interest share of earnings for (b) and (j)

Consolidated Statements of Comprehensive Income (Loss)

Comprehensive income (loss) – current periods

	2006	2005	2004
Net earnings (loss) in accordance with U.S. GAAP	169,247	(13,000)	(182,976)

Unrealized foreign currency translation gain (loss) (c)	(12,402)	(3,143)	12,298
Realized foreign currency translation loss (c)	372	—	2,497

Foreign currency translation gain (loss)	(12,030)	(3,143)	14,795
Unrealized gains on securities available for sale net of tax of nil (h)	—	—	34,883
Realized gains on securities available for sale net of tax of nil (h)	—	—	(51,717)
Transition adjustment on swaps net of tax of $172 (2005 - $176, 2004 - $177) (k)	320	316	313
Increase (decrease) in additional minimum liability net of tax of $9,046 (2005 – ($10,323), 2004 – nil) (n)	14,063	(18,351)	—

	2,353	(21,178)	(1,726)

Comprehensive income (loss)	171,600	(34,178)	(184,702)

Comprehensive income (loss) – accumulated balances

	Foreign currency translation	Transition adjustment on swaps	Additional minimum liability	Total
Accumulated other comprehensive income (loss) – August 31, 2004	(18,206)	(1,917)	—	(20,123)
Change during the year	(3,143)	316	(43,329)	(46,156)

Accumulated other comprehensive income (loss) – August 31, 2005	(21,349)	(1,601)	(43,329)	(66,279)
Change during the year	(12,030)	320	14,063	2,353

Accumulated other comprehensive income (loss) – August 31, 2006	(33,379)	(1,281)	(29,266)	(63,926)

Comparative Reconciliation of Shareholder’s Equity

A reconciliation of shareholder’s equity reflecting the differences between Canadian and U.S. GAAP is set out below:

	2006	2005
Shareholder’s equity in accordance with Canadian GAAP	1,439,625	1,253,863
Pre-operating costs incurred (b)	(5,211)	(7,769)
Goodwill adjustment related to retroactive equity accounting of WIC upon regulatory approval (e)	38,503	38,503
Goodwill adjustment related to programming costs incurred (d)	(32,700)	(25,142)
Goodwill adjustment related to integration costs (k)	(1,663)	(1,663)
Historical amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination (d)	938	938
Costs to develop intangible assets expensed (f)	(3,531)	(2,325)
Pension valuation allowance (h)	460	572
Goodwill adjustment related to resolution of acquired tax contingencies (l)	(7,000)	(7,000)
Goodwill adjustment related to future income taxes (m)	160,500	160,500
Adjustment to reflect losses on interest rate and cross-currency swaps (j)	(82,981)	(63,210)
Transition adjustment on interest rate swaps (j)	(2,074)	(2,566)
Additional minimum liability (n)	(44,592)	(67,701)
Minority interests effect of adjustments (1)	(9,080)	1,393
Tax effect of adjustments	59,064	59,180

Shareholder’s equity in accordance with U.S. GAAP	1,510,258	1,337,573

(1)	Represents the minority interest share of shareholders’ equity for (b), (k), (m), and (j).

Other

The following amounts are included in accounts receivable:

	2006	2005	2004
Allowance for doubtful accounts – beginning of year	15,279	16,713	18,537
Bad debt expense	3,145	6,813	5,614
Write offs during the year	(4,030)	(8,092)	(7,513)
Foreign exchange	(353)	(155)	75

	14,041	15,279	16,713

The following amounts are included in operating expenses:

	2006	2005	2004
Rent expense	69,000	68,000	53,000

The following amounts are included in accrued liabilities:

	2006	2005
Employment related accruals	87,687	87,873

Amortization expense related to existing finite life intangibles will be $4.9 million per year in 2007 through to 2011.

25.	CONSOLIDATING FINANCIAL INFORMATION

The Company has entered into financing arrangements which are guaranteed by certain of its wholly-owned subsidiaries (the “Guarantor Subsidiaries”). Such guarantees are full, unconditional and joint and several.

The following supplemental financial information sets forth, on an unconsolidated basis, balance sheets, statements of operations and cash flow information for the Company, CanWest MediaWorks Inc., Guarantor Subsidiaries and the Company’s other subsidiaries (the “Non-Guarantor Subsidiaries”). The supplemental financial information reflects the investments of the Company in the Guarantor and Non-Guarantor subsidiaries using the equity method of accounting. The Company’s basis of accounting has been applied to the Guarantor and Non-Guarantor subsidiaries.

As of October 2005, as a result of the transaction outlined in Note 2 to the financial statements, the “Limited Partnership, a subsidiary of the Company, is no longer a guarantor of the financing arrangements of the Company. Accordingly, the consolidating financial information has been retroac tively restated to reflect the Limited Partnership as a Non-Guarantor Subsidiary.

CANWEST MEDIAWORKS INC.

Supplemental Consolidating Balance Sheet

August 31, 2006

	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination entries	Consolidated
Assets
Current Assets
Cash	64,707	122,154	101,422	—	288,283
Accounts receivable	136,061	9,543	305,679	—	451,283
Income taxes recoverable	7,636	(6,009)	2,340	—	3,967
Inventory	—	—	13,362	—	13,362
Investment in broadcast rights	30,609	274	157,286	—	188,169
Future income taxes	13,276	—	4,523	—	17,799
Other current assets	3,361	11,678	27,283	—	42,322
Assets of discontinued operations	621	—	—	—	621

	256,271	137,640	611,895	—	1,005,806
Investment in equity accounted subsidiaries	1,511,348	144,632	—	(1,655,980)	—
Other investments	4,236	—	13,654	—	17,890
Investment in broadcast rights	27,023	640	2,830	—	30,493
Due from parent and affiliated companies	25,448	616,302	(586,580)	—	55,170
Property, plant and equipment	134,857	1,358	543,903	—	680,118
Future income taxes	122,425	—	54,734	—	177,159
Other assets	39,538	710	27,314	—	67,562
Intangible assets	493,724	980	679,252	—	1,173,956
Goodwill	481,341	—	1,936,808	—	2,418,149
Assets of discontinued operations	1,847	—	—	—	1,847

	3,098,058	902,262	3,283,810	(1,655,980)	5,628,150

Liabilities
Current liabilities
Accounts payable	16,675	21,916	117,026	—	155,617
Accrued liabilities	89,578	48,175	143,933	—	281,686
Broadcast rights accounts Payable	—	22,172	43,698	—	65,870
Deferred revenue	27	—	35,832	—	35,859
Future income taxes	—	—	43,409	—	43,409
Current portion of long term debt and obligations under capital leases	—	—	3,640	—	3,640
Liabilities of discontinued operations	514				514

	106,794	92,263	387,538	—	586,595
Long term debt and related foreign currency swap liability	1,360,462	—	1,507,606	(101,133)	2,766,935
Interest rate and foreign currency swap Liability	142,172	—	—	—	142,172
Obligations under capital leases	—	—	12,461	—	12,461
Other accrued liabilities	21,368	11,699	69,877	—	102,944
Future income taxes	27,475	(5,909)	70,951	—	92,517
Minority interest	—	—	484,739	—	484,739
Liabilities of discontinued operations	162	—	—	—	162

	1,658,433	98,053	2,533,172	(101,133)	4,188,525

Shareholder’s Equity
Capital stock	438,838	329,557	820,655	(1,150,212)	438,838
Contributed surplus	134,038	—	1,526	(1,526)	134,038
Retained earnings	884,205	479,904	(59,339)	(420,565)	884,205
Cumulative foreign currency translation adjustments	(17,456)	(5,252)	(12,204)	17,456	(17,456)

	1,439,625	804,209	750,638	(1,554,847)	1,439,625

	3,098,058	902,262	3,283,310	(1,655,980)	5,628,150

Shareholder’s equity in accordance with Canadian GAAP	1,439,625	804,209	750,638	(1,554,847)	1,439,625
Pre-operating costs incurred	(1,066)	—	(4,145)	—	(5,211)
Goodwill adjustment related to retroactive equity accounting of WIC upon regulatory approval	38,503	—	—	—	38,503
Goodwill adjustment related to programming costs incurred	(32,700)	—	—	—	(32,700)
Goodwill adjustment related to integration costs	—	—	(1,663)	—	(1,663)
Historical amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination	938	—	—	—	938
Costs to develop intangible assets expensed	—	—	(3,531)	—	(3,531)
Pension valuation allowance	460	—	—	—	460
Goodwill adjustment related to resolution of acquired tax contingencies	(7,000)	—	—	—	(7,000)
Goodwill adjustment related to future income taxes	117,597	—	42,903	—	160,500
Adjustment to reflect losses on interest rate and cross-currency swaps	(78,921)	—	(4,060)	—	(82,981)
Transition adjustment on interest rate swaps	(2,074)	—	—	—	(2,074)
Additional minimum liability	(7,829)	—	(36,763)	—	(44,592)
Minority interests effect of adjustments	—	—	(9,080)	—	(9,080)
Tax effect of adjustments	42,932	—	16,132	—	59,064
Interest in earnings (losses) of equity accounted affiliates	(207)	(4,861)	—	5,068	—

Shareholder’s equity in accordance with U.S. GAAP	1,510,258	799,348	750,431	(1,549,779)	1,510,258

CANWEST MEDIAWORKS INC.

Supplemental Consolidating Statement of Earnings (Loss)

For the Year Ended August 31, 2006

	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination Entries	Consolidated
Revenue	587,959	26,960	2,263,706	—	2,878,625
Operating expenses	383,216	36,437	1,132,199	—	1,551,852
Selling, general and administrative expenses	209,537	967	606,920		817,424

	(4,794)	(10,444)	524,587	—	509,349
Amortization of intangibles	—	—	12,423	—	12,423
Amortization of property, plant and equipment	22,192	572	70,871	—	93,635
Other amortization	3,524	—	3,859	—	7,383

Operating income	(30,510)	(11,016)	437,434	—	395,908
Interest expense	(114,245)	23	(118,274)	38,952	(193,544)
Interest income	33,107	6,695	1,643	(38,952)	2,493
Amortization of deferred financing costs	(4,738)	—	(1,756)	—	(6,494)
Interest rate and foreign currency swap losses	(143,528)	—	4,889	—	(138,639)
Foreign exchange gains	164	(8,101)	(4)	—	(7,941)
Loan recovery	8,888	—	—	—	8,888
Investment gains, losses and write-downs	102,086	64	340	—	102,490
Loss on debt extinguishment	(117,401)	—	—	—	(117,401)

	(266,177)	(12,335)	324,272	—	45,760
Provision for (recovery of) income taxes	(115,011)	429	36,785	—	(77,797)

Earnings (loss) before the following	(151,166)	(12,764)	287,487	—	123,557
Minority interests	—	—	(102,067)	—	(102,067)
Interest in earnings of equity accounted affiliates	313,558	92,548	2,612	(406,106)	2,612
Realized currency translation adjustments	—	(6,883)	—	—	(6,883)

Net earnings from continuing operations	162,392	72,901	188,032	(406,106)	17,219
Gain on sale of discontinued operations	29,061	138,630	(4,144)	—	163,547
Earnings (losses) from discontinued operations	(1,257)	—	10,687	—	9,430

Net earnings (loss) for the year	190,196	211,531	194,575	(406,106)	190,196
Retained earnings – beginning of year, as previously reported	695,828	268,802	(114,109)	(154,693)	695,828
Adjustment for adoption of new accounting pronouncement	(1,819)	(429)	(429)	858	(1,819)

Retained earnings – beginning of year, as restated	694,009	268,373	(114,538)	(153,835)	694,009
Transfer of net asset to CanWest MediaWorks Inc.	—	—	7,555	(7,555)	—

Dividends	—	—	(146,931)	146,931	—

Retained earnings – end of year	884,205	479,904	(59,339)	(420,565)	884,205

Net earnings (loss) in accordance with Canadian GAAP from continuing operations	162,392	72,901	188,032	(406,106)	17,219
Pre-operating costs incurred	—	—	(1,883)	—	(1,883)
Pre-operating costs written off	—	—	2,025	—	2,025
Amortization of pre-operating costs	427	—	1,989	—	2,416
Realization of currency translation adjustments	—	6,511	—	—	6,511
Programming costs imposed by regulatory requirement	(7,558)	—	—	—	(7,558)
Costs to develop intangible assets expensed	—	—	(1,206)		(1,206)
Pension valuation allowances	(112)	—	—	—	(112)
Gain (loss) on interest rate and cross currency swaps and translation of foreign denominated debt	(20,370)	—	599	—	(19,771)
Adjustment of dilution gain on Limited Partnership	(10,209)	—	—	—	(10,209)
Minority interests effect of adjustments	—	—	(264)	—	(264)
Tax effect of adjustments	10,084	—	(982)	—	9,102
Interest in earnings (losses) of equity accounted affiliates	6,789	(2,993)	—	(3,796)	—

Net earnings (loss) from continuing operations in accordance with U.S. GAAP	141,443	76,419	188,310	(409,902)	(3,730)
Gain (loss) on sale of discontinued operations	29,061	138,630	(4,144)	—	163,547
Earnings (losses) from discontinued operations	(1,257)	—	10,687	—	9,430

Net earnings (loss) in accordance with U.S. GAAP	169,247	215,049	194,853	(409,902)	169,247

CANWEST MEDIAWORKS INC.

Supplemental Consolidating Statement of Cash Flows

For the Year Ended August 31, 2006

	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination entries	Consolidated
CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings (loss) for the year	190,196	211,531	194,575	(406,106)	190,196
Earnings (loss) from discontinued operations	1,257	—	(10,687)	—	(9,430)
Gain on sale of discontinued operations	(29,061)	(138,630)	4,144	—	(163,547)
Items not affecting cash Amortization	30,454	572	88,909	—	119,935
Non-cash interest income	(1,503)	—	—	—	(1,503)
Future income taxes	(100,204)	(1,505)	(17,023)	—	(118,732)
Realized currency translation adjustments	—	6,883	—	—	6,883
Loan impairment recovery	(8,888)	—	—	—	(8,888)
Interest rate and foreign currency swap losses net of settlements	39,679	—	(4,889)	—	34,790
Investment gains, losses and write-downs	(102,086)	(64)	(340)	—	(102,490)
Loss on debt extinguishment	117,401	—	—	—	117,401
Pension expense	2,169	—	6,167	—	8,336
Minority interests	—	—	102,067	—	102,067
Earnings of equity accounted affiliates	(313,558)	(92,548)	(2,612)	406,106	(2,612)
Foreign exchange losses (gains)	(969)	7,619	—	—	6,650
Stock compensation expense	2,240	—	1,703	—	3,943
Distributions from equity affiliates	168,009	92,784	—	(260,793)	—

	(4,864)	86,642	362,014	(260,793)	182,999
Changes in non-cash operating accounts	(207,447)	58,191	54,090	—	(95,166)

Cash flows from operating activities of continuing operations	(212,311)	144,833	416,104	(260,793)	87,833
Cash flows from operating activities of discontinued operations	(794)	—	12,111	—	11,317

Cash flows from operating activities	(213,105)	144,833	428,215	(260,793)	99,150
Investing Activities
Other investments	(2,736)	—	—	—	(2,736)
Investment in broadcast licences	—	—	(2,655)	—	(2,655)
Acquisitions	—	(73,591)	(12,487)	—	(86,078)
Proceeds from sales of discontinued operations	35,322	143,442	—	—	178,764
Proceeds from sales of other investments	9,300	—	—	—	9,300
Proceeds from issuance of partnership units	—	—	514,856	—	514,856
Proceeds from sale of property, plant and equipment	594	—	1,369	—	1,963
Purchase of property, plant and equipment	(36,725)	—	(53,136)	—	(89,861)
Proceeds from (advances to) parent and affiliated companies	1,462,178	(92,784)	(1,331,588)	—	37,806
Investing activities from discontinued operations	—	—	(765)	—	(765)

	1,467,933	(22,933)	(884,406)	—	560,594

Financing Activities
Issuance of long term debt, net of financing costs	—	—	943,557	—	943,557
Repayment of long term debt	(1,387,049)	—	—	—	(1,387,049)
Advances (repayments) of revolving Facilities, net of financing costs	600,125	—	(13,713)	—	586,412
Settlement of swap liabilities	(354,205)	—	—	—	(354,205)
Swap recouponing payments	(48,726)	—	—	—	(48,726)
Payments of capital leases	—	—	(1,199)	—	(1,199)
Issuance of share capital to minority interests	—	—	498	—	498
Distributions paid	—	—	(260,793)	260,793	—
Payment of distributions to minority interests	—	—	(118,186)	—	(118,186)
Financing activities from discontinued operations	—	—	(7,744)	—	(7,744)

	(1,189,855)	—	542,420	260,793	(386,642)

Foreign exchange loss on cash denominated in foreign currencies	—	—	(2,083)	—	(2,083)

Net change in cash	64,973	121,900	84,146	—	271,019
Cash — beginning of year	(266)	254	17,276	—	17,264

Cash — end of year	64,707	122,154	101,422	—	288,283

CANWEST MEDIAWORKS INC.

Supplemental Consolidating Balance Sheet

August 31, 2005

	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination entries	Consolidated
Assets
Current Assets
Cash	(266)	254	17,276	—	17,264
Accounts receivable	127,620	13,737	317,191	—	458,548
Inventory	—	—	13,533	—	13,533
Investment in broadcast rights	34,071	1,128	147,915	—	183,114
Future income taxes	3,893	—	—	—	3,893
Other current assets	3,890	8,921	13,021	—	25,832
Assets of discontinued operations	627		9,880		10,507

	169,835	24,040	518,816	—	712,691
Investment in equity accounted subsidiaries	409,906	101,036	—	(510,942)	—
Other investments	10,509	—	12,550	—	23,059
Investment in broadcast rights	15,587	—	4,552	—	20,139
Due from parent and affiliated companies	2,155,203	466,364	(2,535,040)	—	86,527
Property, plant and equipment	157,569	1,597	533,057	—	692,223
Future income taxes	957	—	53,285	—	54,242
Other assets	114,088	670	24,613	—	139,371
Intangible assets	493,725	980	647,413	—	1,142,118
Goodwill	481,339	—	1,939,512	—	2,420,851
Assets of discontinued operations	2,202		12,896		15,098

	4,010,920	594,687	1,211,654	(510,942)	5,306,319

Liabilities
Current liabilities
Accounts payable	2,965	24,594	143,092	—	170,651
Accrued liabilities	130,822	25,936	133,322	—	290,080
Income taxes payable	9,377	5,719	29,275	—	44,371
Broadcast rights accounts payable	—	16,874	51,565	—	68,439
Deferred revenue	1,104	68	35,602	—	36,774
Future income taxes	6,072	—	38,591	—	44,663
Current portion of long term debt and obligations under capital leases	4,497	—	1,199	—	5,696
Liabilities of discontinued operations	385	—	18,692	—	19,077

	155,222	73,191	451,338	—	679,751
Long term debt and related foreign currency swap liability	2,382,804	—	543,457	(40,171)	2,886,090
Interest rate and foreign currency swap liability	212,811	—	2,264	—	215,075
Obligations under capital leases	—	—	16,101	—	16,101
Other accrued liabilities	18,762	5,485	64,853	—	89,100
Future income taxes	(12,732)	(1,767)	87,970	—	73,471
Minority interests	—	—	90,497	—	90,497
Liabilities of discontinued operations	190	—	2,181		2,371

	2,757,057	76,909	1,258,661	(40,171)	4,052,456

Shareholder’s Equity
Capital stock	438,838	254,929	25,506	(280,435)	438,838
Contributed surplus	132,953	—	48,432	(48,432)	132,953
Retained earnings	694,009	268,373	(114,532)	(153,841)	694,009
Cumulative foreign currency translation adjustments	(11,937)	(5,524)	(6,413)	11,937	(11,937)

	1,253,863	517,778	(47,007)	(470,771)	1,253,863

	4,010,920	594,687	1,211,654	(510,942)	5,306,319

Shareholder’s equity in accordance with Canadian GAAP	1,253,863	517,778	(47,007)	(470,771)	1,253,863
Pre-operating costs incurred	(1,493)	—	(6,276)	—	(7,769)
Goodwill adjustment related to retroactive equity accounting of WIC upon regulatory approval	38,503	—	—	—	38,503
Goodwill adjustment related to programming costs incurred	(25,142)	—	—	—	(25,142)
Goodwill adjustment related to integration costs	—	—	(1,663)	—	(1,663)
Historical amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination	938	—	—	—	938
Costs to develop intangible assets expensed	—	—	(2,325)	—	(2,325)
Pension valuation allowance	572	—	—	—	572
Goodwill adjustment related to resolution of acquired tax contingencies	(7,000)	—	—	—	(7,000)
Goodwill adjustment related to future income taxes	117,597	—	42,903	—	160,500
Adjustment to reflect losses on interest rate and cross-currency swaps	(58,551)	—	(4,659)	—	(63,210)
Transition adjustment on interest rate swaps	(2,566)	—	—	—	(2,566)
Additional minimum liability	(15,793)	—	(51,908)	—	(67,701)
Minority interests effect of adjustments	—	—	1,393	—	1,393
Tax effect of adjustments	36,014	—	23,166	—	59,180
Interest in earnings (losses) of equity accounted affiliates	631	(1,868)	—	1,237	—

Shareholder’s equity in accordance with U.S. GAAP	1,337,573	515,910	(46,376)	(469,534)	1,337,573

CANWEST MEDIAWORKS INC.

Supplemental Consolidating Statement of Earnings (Loss)

For the Year Ended August 31, 2005

	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination entries	Consolidated
Revenue	631,110	23,224	2,378,151	—	3,032,485
Operating expenses	355,826	18,735	1,158,378	—	1,532,939
Selling, general and administrative expenses	193,851	787	582,470	—	777,108
Ravelston management contract termination fee	—		12,750	—	12,750

	81,433	3,702	624,553	—	709,688
Amortization of intangibles	—	—	20,341	—	20,341
Amortization of property, plant and equipment	27,311	790	62,280	—	90,381
Other amortization	3,661	—	1,536	—	5,197

Operating income	50,461	2,912	540,396	—	593,769
Interest expense	(211,293)	(299)	(209,591)	169,909	(251,274)
Interest income	169,309	2,485	1,681	(169,909)	3,566
Amortization of deferred financing costs	(12,387)	—	(321)	—	(12,708)
Interest rate and foreign currency swap losses	(118,662)	—	(2,402)	—	(121,064)
Foreign exchange gains	3,549	(3,135)	3,335	—	3,749
Loan impairment	(11,390)	—	—	—	(11,390)
Investment gains, losses and write-downs	200	(45)	1,372	—	1,527
Goodwill impairment	—	—	(41,406)	—	(41,406)
Intangible asset impairment	—	—	(9,629)	—	(9,629)
Loss on debt extinguishment	(43,992)	—	—	—	(43,992)

	(174,205)	1,918	283,435	—	111,148
Provision for (recovery of) income taxes	(69,126)	1,949	87,933	—	20,756

Earnings (loss) before the following	(105,079)	(31)	195,502	—	90,392
Minority interests	—	—	(96,597)	—	(96,597)
Interest in earnings of equity accounted affiliates	111,168	147,240	2,043	(258,408)	2,043
Realized currency translation adjustments	—	622	—	—	622

Net earnings (loss) from continuing operations	6,089	147,831	100,948	(258,408)	(3,540)
Earnings (loss) from discontinued operations	(1,299)	—	9,629	—	8,330

Net earnings for the year	4,790	147,831	110,577	(258,408)	4,790

Retained earnings – beginning of year, as previously reported	690,953	120,971	(110,493)	(10,478)	690,953
Adjustment for adoption of new accounting pronouncement	(1,734)	(429)	(429)	858	(1,734)

Retained earnings – beginning of year, as restated	689,219	120,542	(110,922)	(9,620)	689,219
Dividends	—	—	(114,187)	114,187	—

Retained earnings – end of year	694,009	268,373	(114,532)	(153,841)	694,009

Net earnings (loss) in accordance with Canadian GAAP from continuing operations	6,089	147,831	100,948	(258,408)	(3,540)
Pre-operating costs incurred	—	—	(3,568)	—	(3,568)
Amortization of pre-operating costs	396	—	1,901	—	2,297
Realization of currency translation adjustments	—	(622)	—	—	(622)
Programming costs imposed by regulatory requirement	(6,463)	—	—	—	(6,463)
Pension valuation allowances	(150)	—	—	—	(150)
Gain (loss) on interest rate and cross currency swaps and translation of foreign denominated debt	5,774	—	(2,459)	—	3,315
Minority interests effect of adjustments	—	—	809	—	809
Tax effect of adjustments	(14,608)	—	1,200	—	(13,408)
Interest in earnings (losses) of equity accounted affiliates	(2,739)	(1,044)	—	3,783	—

Net earnings (loss) from continuing operations in accordance with U.S. GAAP	(11,701)	146,165	98,831	(254,625)	(21,330)
Earnings (loss) from discontinued operations	(1,299)	—	9,629	—	8,330

Net earnings (loss) in accordance with U.S. GAAP	(13,000)	146,165	108,460	(254,625)	(13,000)

CANWEST MEDIAWORKS INC.

Supplemental Consolidating Statement of Cash Flows

For the Year Ended August 31, 2005

	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination entries	Consolidated
CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings (loss) for the year	4,790	147,831	110,577	(258,408)	4,790
Earnings (loss) from discontinued operations	1,299	—	(9,629)	—	(8,330)
Items not affecting cash Amortization	43,359	790	84,478	—	128,627
Non-cash interest expense	32,021	—	—	—	32,021
Future income taxes	(65,838)	570	(8,415)	—	(73,683)
Realized currency translation adjustments	—	(622)	—	—	(622)
Loan impairment	11,390	—	—	—	11,390
Interest rate and foreign currency swap losses net of settlements	102,964	—	2,402	—	105,366
Investment gains, losses and write-downs	(200)	45	(1,372)	—	(1,527)
Loss on debt extinguishment	43,992	—	—	—	43,992
Goodwill and intangible asset impairment	—	—	51,035	—	51,035
Amortization and write-down of film and television programs	—	6,163	—	—	6,163
Pension expense	2,839	—	5,415	—	8,254
Minority interests	—	—	96,597	—	96,597
Earnings of equity accounted affiliates	(111,168)	(147,240)	(2,043)	258,408	(2,043)
Foreign exchange losses (gains)	(5,571)	—	—	—	(5,571)
Stock compensation expense	2,135	—	938	—	3,073
Distributions from equity affiliates	10,416	103,771	—	(114,187)	—

	72,428	111,308	329,983	(114,187)	399,532

Changes in non-cash operating accounts	200,919	(8,470)	(110,537)	—	81,912

Cash flows from operating activities of continuing operations	273,347	102,838	219,446	(114,187)	481,444
Cash flows from operating activities of discontinued operations	102	—	9,379	—	9,481

Cash flows from operating activities	273,449	102,838	228,825	(114,187)	490,925

Investing Activities
Other investments	—	—	426	—	426
Investment in broadcast licences	—	—	(2,182)	—	(2,182)
Acquisitions	—	—	(19,487)	—	(19,487)
Proceeds from sales of other investments	2,171	—	—	—	2,171
Proceeds from sale of property, plant and equipment	3,383	—	1,652	—	5,035
Purchase of property, plant and equipment	(49,823)	—	(48,327)	—	(98,150)
Proceeds from parent and affiliated companies	137,953	(103,771)	—	—	34,182
Investing activities from discontinued operations	(102)	—	(939)	—	(1,041)

	93,582	(103,771)	(68,857)	—	(79,046)

Financing Activities

Issuance of long term debt, net of financing costs	142,454	—	—	—	142,454
Repayment of long term debt	(493,203)	—	(8,680)	—	(501,883)
Advances (repayments) of revolving Facilities, net of financing costs	—	—	4,640	—	4,640
Swap recouponing payments	(41,653)	—	—	—	(41,653)
Payments of capital leases	—	—	(1,100)	—	(1,100)
Issuance of share capital to minority interests	—	—	5,369	—	5,369
Distributions paid	—	—	(114,187)	114,187	—
Payment of distributions to minority interests	—	—	(84,920)	—	(84,920)
Financing activities from discontinued operations	—	—	(8,440)	—	(8,440)

	(392,402)	—	(207,318)	114,187	(485,533)

Foreign exchange gain on cash denominated in foreign currencies	—	—	116	—	116

Net change in cash	(25,371)	(933)	(47,234)	—	(73,538)
Cash — beginning of year	25,105	1,187	64,510	—	90,802

Cash — end of year	(266)	254	17,276	—	17,264

CANWEST MEDIAWORKS INC.

Supplemental Consolidating Statement of Earnings

For the Year Ended August 31, 2004

	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination entries	Consolidated
		Revised (note 1)
Revenue	626,685	24,223	2,224,472	—	2,875,380
Operating expenses	343,613	26,834	1,099,128	—	1,469,575
Selling, general and administrative expenses	154,443	10,435	529,962	—	694,840
Restructuring expenses	2,445	—	—	—	2,445

	126,184	(13,046)	595,382	—	708,520
Amortization of intangibles	—	—	18,182	—	18,182
Amortization of property, plant and equipment	25,926	1,607	60,128	—	87,661
Other amortization	3,244	—	1,422	—	4,666

Operating income	97,014	(14,653)	515,650	—	598,011
Interest expense	(307,256)	(594)	(214,513)	184,878	(337,485)
Interest income	190,304	966	3,243	(184,878)	9,635
Amortization of deferred financing costs	(12,364)	—	(277)	—	(12,641)
Interest rate and foreign currency swap losses	(73,909)	—	—	—	(73,909)
Foreign exchange gains	5,982	3,073	(1,030)	—	8,025
Loan impairment	(418,746)	—	—	—	(418,746)
Investment gains, losses and write-downs	1,486	118,323	493	—	120,302
Dividend income	—	3,738	—	—	3,738

	(517,489)	110,853	303,566	—	(103,070)
Provision for (recovery of) income taxes	(32,117)	390	68,968	—	37,241

Earnings (loss) before the following	(485,372)	110,463	234,598	—	(140,311)
Minority interests	—	—	(80,349)	—	(80,349)
Interest in earnings (loss) of equity accounted affiliates	267,004	147,884	2,731	(414,888)	2,731
Realized currency translation adjustments	—	(7,023)	—	—	(7,023)

Net earnings (loss) from continuing operations	(218,368)	251,324	156,980	(414,888)	(224,952)
Earnings (loss) from discontinued operations	(1,021)	—	6,584	—	5,563

Net earnings (loss) for the year	(219,389)	251,324	163,564	(414,888)	(219,389)

Retained earnings – beginning of year, as previously reported	910,211	(130,353)	(132,901)	263,254	910,211
Adjustment for adoption of new accounting pronouncement	(1,603)	(429)	(429)	858	(1,603)

Retained earnings – beginning of year, as restated	908,608	(130,782)	(133,330)	264,112	908,608
Dividends	—	—	(141,156)	141,156	—

Retained earnings – end of year	689,219	120,542	(110,922)	(9,620)	689,219

Net earnings (loss) in accordance with Canadian GAAP from continuing operations	(218,368)	251,324	156,980	(414,888)	(224,952)
Pre-operating costs incurred	—	—	(1,748)	—	(1,748)
Amortization of pre-operating costs	198	—	1,273	—	1,471
Realization of currency translation adjustments	—	4,526	—	—	4,526
Programming costs imposed by regulatory requirement	(6,012)	—	—	—	(6,012)
Pension valuation allowances	(48)	—	—	—	(48)
Gain on interest rate and cross currency swaps and translation of foreign denominated debt	70,451	—	7,319	—	77,770
Resolution of acquired tax contingencies	(7,000)	—	—	—	(7,000)
Minority interests effect of adjustments	—	—	(2,032)	—	(2,032)
Tax effect of adjustments	(27,608)	—	(2,906)	—	(30,514)
Interest in earnings (losses) of equity accounted affiliates	6,432	2,652	—	(9,084)	—

Net earnings (loss) from continuing operations in accordance with U.S. GAAP	(181,955)	258,502	158,886	(423,972)	(188,539)
Earnings (loss) from discontinued operations	(1,021)	—	6,584	—	5,563

Net earnings (loss) in accordance with U.S. GAAP	(182,976)	258,502	165,470	(423,972)	(182,976)

CANWEST MEDIAWORKS INC.

Supplemental Consolidating Statement of Cash Flows

For the Year Ended August 31, 2004

	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination entries	Consolidated
CASH GENERATED (UTILIZED) BY:
Operating activities
Net earnings (loss) for the year	(219,389)	251,324	163,564	(414,888)	(219,389)
Earnings (loss) from discontinued operations	1,021	—	(6,584)	—	(5,563)
Items not affecting cash Amortization	41,534	1,607	80,009	—	123,150
Non-cash interest expense	102,751	(659)	—	—	102,092
Future income taxes	(17,112)	(243)	9,191	—	(8,164)
Realized currency translation adjustments	—	7,023	—	—	7,023
Loan impairment	418,746	—	—	—	418,746
Interest rate and foreign currency swap losses net of settlements	98,056	—	—	—	98,056
Investment gains, losses and write-downs	(1,486)	(118,323)	(493)	—	(120,302)
Amortization and write-down of film and television programs	—	5,656	—	—	5,656
Pension expense	2,661	—	3,615	—	6,276
Minority interests	—	—	80,349	—	80,349
Earnings of equity accounted affiliates	(267,004)	(147,884)	(2,731)	414,888	(2,731)
Foreign exchange losses (gains)	(3,080)	(2,493)	—	—	(5,573)
Stock compensation expense	964	—	—	—	964
Distributions from equity affiliates	23,762	117,394	—	(141,156)	—
Investment in film and television programs	—	(12,234)	—	—	(12,234)

	181,424	101,168	326,920	(141,156)	468,356
Changes in non-cash operating accounts	280,145	17,564	(377,219)	—	(79,510)

Cash flows from operating activities of continuing operations	461,569	118,732	(50,299)	(141,156)	388,846
Cash flows from operating activities of discontinued operations	1,210	—	4,489	—	5,699

Cash flows from operating activities	462,779	118,732	(45,810)	(141,156)	394,545

Investing Activities
Other investments	—	—	(389)	—	(389)
Investment in broadcast licences	—	—	(5,813)	—	(5,813)
Proceeds from sales of other investments	—	143,832	295	—	144,127
Proceeds from divestitures	—	—	83,316	—	83,316
Proceeds from sale of property, plant and equipment	—	—	7,426	—	7,426
Purchase of property, plant and equipment	(33,503)	—	(27,581)	—	(61,084)
Proceeds from parent and affiliated companies	220,823	(261,226)	—	—	(40,403)
Investing activities from discontinued operations	(1,210)	—	(255)	—	(1,465)

	186,110	(117,394)	56,999	—	125,715

Financing Activities
Issuance of long term debt, net of financing costs	—	—	167,500	—	167,500
Repayment of long term debt	(374,587)	—	(2,768)	—	(377,355)
Advances (repayments) of revolving Facilities, net of financing costs	(250,000)	—	6,117	—	(243,883)
Swap recouponing payments	(27,957)	—	—	—	(27,957)
Payments of capital leases	—	—	(358)	—	(358)
Issuance of share capital to minority interests	—	—	14,423	—	14,423
Distributions paid	—	—	(141,156)	141,156	—
Payment of distributions to minority interests	—	—	(93,002)	—	(93,002)
Financing activities from discontinued operations	—	—	(4,234)	—	(4,234)

	(652,544)	—	(53,478)	141,156	(564,866)

Foreign exchange gain on cash denominated in foreign currencies	—	—	2,389	—	2,389

Net change in cash	(3,655)	1,338	(39,900)	—	(42,217)
Cash — beginning of year	28,760	(151)	104,410	—	133,019

Cash — end of year	25,105	1,187	64,510	—	90,802