Form 20-F
CANWEST MEDIAWORKS INC
filed 2007-12-19
CIK 1158672

As filed with the Securities and Exchange Commission on December 19, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended: August 31, 2007 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Transition Period from to OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
____________

333-13878
(Commission file number)

CanWest MediaWorks Inc.
(Exact name of Registrant as specified in its charter)

Manitoba, Canada
(Jurisdiction of incorporation or organization)

31st Floor, CanWest Global Place
201 Portage Avenue
Winnipeg, Manitoba, Canada R3B 3L7
(Address of principal executive offices)
____________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2007:
22,786 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ____                       No __X_

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes _X_                       No ____

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
Yes __X__                                No _____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer _____                                                      Accelerated filer _____                                           Non-accelerated filer __X__

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 __X___   Item 18 __ ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.
Yes _____                                 No __X__

        Page

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Canadian GAAP

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP.  For a discussion of the principal differences between Canadian GAAP and accounting principles generally accepted in the United States, or U.S. GAAP, see note 25 to our audited consolidated financial statements for the three years ended August 31, 2007.  We state our financial statements in Canadian dollars.

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

•
Broadcasting viewership data for Canada is from BBM Nielsen Media Research Inc., a company that provides television audience measurement and related services, and BBM Bureau of Measurement, a not-for-profit broadcast research company that provides ratings information for the television, radio and interactive media industries.

•	Television advertising market share data for Australia is sourced from Free TV Australia, an industry organization which represents all of Australia’s commercial free-to-air television operations.

  •        Broadcasting viewership data for Australia after December 31, 2000 is from OzTam Pty Limited, a company that provides television audience data and related services. Broadcasting viewership data for Australia (to December 31, 2000) is from AC Nielsen Corporation, a company that provides market research, information and analysis to the consumer products and services industries.

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

•	References to “CanWest” are to CanWest Global Communications Corp.

•	References to the “Fund” and to the “Income Fund” are to the CanWest MediaWorks Income Fund.

•	References to the “Limited Partnership” are to the CanWest MediaWorks Limited Partnership.

•	References to “CanWest MediaWorks (NZ)” are to CanWest MediaWorks (NZ) Limited.

•	References to CW Investments are to CW Investments Co.

•	References to CW Media are to CW Media Holdings Inc.

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

•	References to “CDN$” or “$” are to Canadian dollars.

•	References to “A$” are to Australian dollars.

•	References to “€” are to the euro.

•	References to “NTL” are to New Turkish Lira.

•	References to “GBP” are to the U.K. Pound Sterling.

•	References to “US$” are to U.S. dollars.

•	References to TEN Holdings are to Australia’s TEN Network Holdings Limited.

•	References to “Network TEN” are to Australia’s TEN Television Network, which is owned and operated by the TEN Group.

•	References to “TEN Group” are to The TEN Group Pty Limited.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated historical financial data of CanWest MediaWorks for the periods indicated.  Our selected financial data presented for, and as of the year end of, each of the years ended August 31, 2003 through 2007 are derived from our audited financial statements, which were audited by PricewaterhouseCoopers LLP, independent auditors.

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

For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 25 to our audited consolidated financial statements for the three years ended August 31, 2007.

	For the fiscal year ended August 31,
	2007	2006	2005	2004	2003
		Revised (1)	Revised (1)	Revised (1)	Revised (1)

	(in thousands of Canadian dollars)
Income Statement Data:(2)
Revenue	$2,865,282	$2,685,813	$2,816,062	$2,678,804	$2,588,842
Operating expenses, selling, general and administrative expenses and restructuring expenses	2,378,315	2,226,393	2,162,876	2,020,865	1,976,502
	486,967	459,420	653,186	657,939	612,340
Amortization of intangibles and goodwill	6,395	10,947	18,418	18,175	17,784
Amortization of property, plant and equipment and other amortization	94,101	93,629	87,992	85,825	85,241
Operating Income	386,471	354,844	546,776	553,939	509,315

Net financing expenses (3)	(196,352)	(187,334)	(248,406)	(340,494)	(383,524)
Accretion of long term liabilities	(3,603)	-	-	-	-
Foreign exchange gains (losses)	9,685	(7,941)	(1,008)	8,118	3,928
Interest rate and foreign currency swap losses	15,955	(138,639)	(121,064)	(73,909)	(23,015)
Investment gains, losses and dividend income	8,448	102,490	1,527	124,040	12,772
Loss on debt extinguishment	-	(117,401)	(43,992)	-	-
Goodwill impairment	-	-	(41,406)	-	-
Asset impairment	-	-	(9,629)	-	-
Loan impairment recovery (charge) (4)	-	8,888	(11,390)	(418,746)	-
	220,604	14,907	71,408	(147,052)	119,476
Provision for (recovery of) income taxes	(93,604)	(88,423)	9,880	35,513	(47,015)
Earnings (losses) before the following	127,000	103,330	61,528	(182,565)	166,491
Minority interests	(105,490)	(95,998)	(89,365)	(79,871)	(80,637)
Interest in earnings (losses) of other equity accounted affiliates	2,422	2,612	2,043	2,731	(1,332)
Realized currency translation adjustments	(5,351)	(6,883)	622	(7,023)	922
Net earnings (loss) from continuing operations	18,581	3,061	(25,172)	(266,728)	85,444
Gain on sale of discontinued operations	251,998	163,547	-	-	-
Earnings from discontinued operations	10,532	23,588	29,962	47,336	29,963
Net earnings (loss) for the year	$281,111	$190,196	$4,790	$(219,392)	$115,407

Balance Sheet Data (at period end):
Total assets	5,628,150	5,628,150	5,306,319	5,509,528	5,971,781
Share capital	438,838	438,838	438,838	438,838	438,838
Shareholder’s equity	1,439,625	1,439,625	1,253,863	1,252,838	1,452,906

U.S. GAAP Data:
Net earnings (loss) from continuing operations	$4,557	$(17,888)	$(42,962)	$(229,953)	$38,242
Earnings from discontinued operations	263,237	187,135	29,962	46,977	29,930
Net earnings (loss) for the year	267,794	169,247	(13,000)	(182,976)	68,172
Total assets	7,138,111	5,783,535	5,486,009	5,616,209	6,158,635
Shareholder’s equity	1,740,332	1,510,258	1,337,573	1,396,729	1,581,431

(1)           Revised to reflect the adoption of the Canadian Institute of Chartered Accountants, Emerging Issues Committee Abstract 159 Conditional Asset Retirement Obligations, which resulted in an adjustment to liabilities to reflect that certain of our assets have conditional asset retirement obligations associated with them and the classification of our New Zealand television and radio segments as discontinued operations. See note 15 to our audited consolidated financial statements for the three years ended August 31, 2007
(2)	Income statement data and results in the periods presented were impacted by the following business acquisitions and divestitures:

▪	In February 2003, we disposed of certain community newspapers;
▪	In September 2004, we acquired the remaining 50% of Eye Shop.
▪
In October 2005 we sold a 25.8% interest in our Canadian Newspaper and interactive operations excluding the National Post to an income fund. Following this transaction, we continued to consolidate the results of these operations with a charge to minority interest to reflect the minority share of the earnings.  As described below, the Income Fund’s 25.8% interest was repurchased in July 2007.

▪	In April 2006 we invested in our radio operations in Turkey.
▪
In August 2006 we sold our 45% interest in TV3 Ireland. As a result the consolidated financial statements were revised to classify the net earnings of TV3 Ireland as earnings from discontinued operations, the cash flows of TV3 as investing, financing and operating cash flows from discontinued operations and the assets and liabilities of TV3 as assets and liabilities of discontinued operations.  The consolidated financial statements of prior periods were reclassified accordingly. See note 15 to our audited consolidated financial statements for the three years ended August 31, 2007.

▪
In September 2006 we sold our Canadian radio stations. As a result, the consolidated financial statements were revised to reclassify the net earnings of the sold stations as earnings from discontinued operations, the cash flows as investing financing and operating cash flows from discontinued operations and the assets and liabilities as assets and liabilities of discontinued operations.  The consolidated financial statements of prior periods were reclassified accordingly. See note 15 to our audited consolidated financial statements for the three years ended August 31, 2007.

▪	During 2007, Eye Corp completed the 100% purchases of Ultimate Media Group in Australia and Foxmark Media Group in the United States.
▪	During 2007, we completed the purchase of The New Republic, a bi-weekly subscription magazine in the United States.
▪
In June 2007, we completed the sale of our New Zealand television and radio segments. As a result the consolidated financial statements were revised to reclassify the net earnings of the sold stations as earnings from discontinued operations, the cash flows as investing financing and operating cash flows from discontinued operations and the assets and liabilities as assets and liabilities of discontinued operations.  The consolidated financial statements of prior periods were reclassified accordingly. See note 15 to our audited consolidated financial statements for the three years ended August 31, 2007.

▪	In July 2007, the Limited Partnership redeemed its Class A partnership units thereby completing the purchase of the 25.8% interest that was owned by the CanWest MediaWorks Income Fund.
▪
In August 2007, we, along with Goldman Sachs Capital Partners (“Goldman Sachs”), completed our acquisition of Alliance Atlantis Communications Inc.  Concurrently, with the completion of the acquisition, the Alliance Atlantis broadcasting, entertainment and movie distribution businesses were reorganized and split into separate groups.  We do not have any continuing interest in the entertainment and movie distribution businesses but will hold two thirds of the voting shares and approximately 35% equity interest in CW Investments, the parent company of CW Media, which indirectly holds the broadcast operations.  The principal business of Alliance Atlantis broadcast operations is the operation of 18 specialty television channels in Canada.  These operations are held in trust subject to Canadian Radio-television and Telecommunications Commission (“CRTC”) approval of our application for change of control.  We have consolidated this investment, however, the operations in trust are equity accounted.  See note 2 to our audited consolidated financial statements for the three years ended August 31, 2007.

 (3)       Net financing expenses include interest expense, interest income, and amortization of deferred financing costs.

(4)
Loan impairments related to loans to Fireworks Entertainment and CanWest Entertainment, affiliated companies controlled by CanWest. Provisions for impairment of these loans of $419 million and $11 million were established in 2004 and 2005, respectively.  In 2006, we recorded a $9 million recovery as a result of the collection of amounts due under the loans.

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

Year Ended	Average (1)	High	Low	Period End
August 31, 2003	US$ 0.6790	US$ 0.7495	US$ 0.6273	US$ 0.7220
August 31, 2004	0.7522	0.7879	0.7159	0.7595
August 31, 2005	0.8163	0.8493	0.7652	0.8411
August 31, 2006	0.8674	0.9134	0.8349	0.9047
August 31, 2007	0.8924	0.9641	0.8437	0.9466

Month	High	Low	Period End
June 2007	US$ 0.9452	US$ 0.9320	US$0.9404
July 2007	0.9641	0.9358	0.9384
August 2007	0.9525	0.9298	0.9466
September 2007	1.0069	0.9482	1.0037
October 2007	1.0527	0.9960	1.0527
November 2007	1.0905	1.0000	1.0000
December 2007 (through December 18, 2007)	0.9995	0.9788	0.9896

(1)	The average of the noon buying rates on the last business day of each month during the period.

On November 30, 2007, the Bank of Canada noon rate for Canadian dollars was: US$1.00 per CDN$1.00.

RISK FACTORS

An investment in our securities involves a number of risks. The risks and uncertainties described below are not the only ones we face. Additional risks that we currently don't know about or deem to be immaterial may also impair our business or results of operations.  When reviewing forward-looking statements contained herein, investors and others should carefully consider these factors, as well as other uncertainties, potential events and industry and company-specific factors that may adversely affect our future results. We assume no obligation to update or revise forward-looking statements to reflect new events or circumstances.

Risks Relating to Our Business

Control of CanWest by Holders of Multiple Voting Shares

We are a wholly-owned subsidiary of CanWest.  Mr. David A. Asper, Ms Gail S. Asper and Mr. Leonard J. Asper (collectively, the “Family Members”), each of whom is an officer of CanWest, each beneficially own 25,595,325 multiple voting shares of CanWest, representing in aggregate all of the multiple voting shares of CanWest.

The Family Members and certain of their respective wholly-owned holding corporations have entered into a Shareholders’ Agreement under which the parties have granted to each other certain rights and obligations with respect to the holding and disposition of securities of CanWest.  In addition, each of the parties to the Shareholders’ Agreement that holds securities of CanWest has agreed to vote such securities held by it in favour of individuals nominated by the Family Members (or their representatives) as directors of CanWest and who together constitute at least a majority of the directors of CanWest but as close to a simple majority as possible. The Shareholders’ Agreement provides that each Family Member (or representative) is entitled to nominate an equal number of directors of CanWest.  The Board of Directors of CanWest MediaWorks has the same composition as the Board of Directors of CanWest.  Such parties holding securities of CanWest have also agreed to vote such securities on all other matters submitted to a vote of shareholders of CanWest as determined by the Family Members (or their representatives).

Accordingly, the Family Members (or their representatives) exercise a controlling influence over the business and affairs of CanWest and have the power to determine all matters submitted to a vote of shareholders of CanWest where the multiple voting shares and subordinate voting shares vote together as a single class, including the election of directors and the approval of significant corporate transactions such as certain amendments to the articles of incorporation of CanWest, the sale of all or substantially all of CanWest’s assets and certain business combinations involving CanWest.  Because, we are a wholly-owned subsidiary of CanWest, the controlling influence of the Family Members gives the Family Members similar influence over our affairs.  The interests of the family members may differ from those of investors in our securities.

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

As part of our business strategy, we may consider targeted acquisitions of companies that are complementary to our business.  Our future performance may be impacted by our ability to identify appropriate businesses to acquire, negotiate favorable terms for such acquisitions and then effectively and efficiently integrate such acquisitions into our existing businesses.  If we finance acquisitions by issuing additional debt, it may worsen the risks we already face as a result of our significant outstanding debt. Acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations of the target company and realizing the anticipated synergies of the combined businesses;

•	diversion of our financial and management resources from existing operations;

•	potential loss of key employees, customers and strategic alliances from either our current business or the target company's business;

•	assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company's services;

•	inability to generate sufficient net income to justify the acquisition costs; and

•	the recording of goodwill and other intangible assets which may be subject to potential impairment that could harm future financial results.

We operate in highly competitive industries.

Participants in the broadcasting and publishing industries depend primarily upon the sale of advertising and paid subscriptions to generate revenue. Competition for advertising, subscribers, viewers, listeners, readers and distribution is intense and comes from broadcast television stations and networks and specialty cable channels; radio; local, regional and national newspapers; magazines, free publications, direct mail; out of home advertising and other communications and advertising media that operate in these markets. Our competitors include both privately-owned companies and government-owned market participants. In addition, there is increasing consolidation in the Canadian broadcasting, publishing and other media industries and competitors increasingly include market participants with interests in multiple industries and media. We cannot assure you that existing and future competitors will not pursue or be capable of achieving similar or competitive business strategies.  Some of our competitors have greater financial and other resources than we do. Our ability to compete successfully depends on a number of factors, including our ability to secure popular television programs and high quality editorial content, our ability to achieve high distribution levels and subscriptions and our ability to generate advertising revenue. We cannot assure you that we will be able to compete successfully in the future against existing or potential competitors, or that increased competition will not have a material adverse effect on our business, financial condition or results of operations.

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

The media industry is experiencing rapid and significant technological changes that may result in alternative means of program and content transmission that could have a material adverse effect on our business, financial condition or results of operation. The continued growth of the internet has presented alternative content distribution options that compete with traditional media. Further, in each of our broadcasting markets, industry regulators have authorized direct-to-home satellite, microwave and cable services, and may authorize other alternative methods of transmitting television, radio and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies or may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant and our ability to fund such implementation may be limited, which could have a material adverse effect on our ability to successfully compete in the future.

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

In the ordinary course of our business, we have had, and may continue to have, litigation claims filed against us, most of which are related to the publication of our editorial content. While we maintain insurance against litigation from claims arising out of errors and omissions, some claims may not be insured. In the event that a judgement is rendered against us, our future insurance claims may be adversely affected.

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

Our revenue and profitability depend on the sale of advertising. Our revenues were negatively affected by the impact of the September 11th tragedy on advertising expenditures in 2001 and, more recently, were modestly affected by war in Iraq in early 2003. If there are further acts of terrorism or other hostilities, or if other future financial, political, economic and other uncertainties arise, this could lead to a reduction in advertising expenditures, which could materially adversely affect our business, financial condition or results of operations.

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

Approximately 52% of our Canadian broadcast employees are unionized and are employed under a total of 15 collective agreements. Thirteen of our broadcasting bargaining units at 11 stations are represented by the Communications, Energy and Paper-workers Union of Canada (CEP). In April 2001, this union applied to the Canadian Industrial Relations Board (CIRB) to declare CanWest a “single employer” and to amalgamate those bargaining units into a single unit. In 2005, the CIRB determined CanWest to be a “single employer” for labour relations purposes.    In November 2007, the CIRB decided that the CEP bargaining units would be amalgamated into three units—a British Columbia unit of CEP members at CHAN Vancouver, CHEK Victoria and CHBC Kelowna, an Alberta unit of CEP members at CICT Calgary, CITV Edmonton and CISA Lethbridge and a unit of all remaining CEP units (CFSK Saskatoon, CKND Winnipeg, CIII Toronto/Ottawa, CHCH Hamilton and CIHF Halifax/St. John.  Currently, 11 of the existing CEP agreements are in expired status but no negotiations have taken place because of this CIRB process.  The remaining 2 CEP agreements expire in fiscal 2008.  In addition, the Canadian Public Employees (CUPE) bargaining unit at CKMI Montreal/Quebec is currently in negotiations to renew an agreement that expired August 31, 2007.

As a result of the CIRB decision, the parties will enter into negotiations to merge the existing collective agreements into separate agreements for each of the 3 bargaining units.  If strikes, lock outs or other forms of labour disruption occur, it is possible that they may involve larger numbers of employees in some or all of our CEP represented stations increasing the disruption to our business.

Approximately 49% of our Canadian publishing employees are employed under a total of 42 collective bargaining agreements.  Eighteen of these collective agreements expire in fiscal 2008. In general, our collective agreements cover operations at individual publications or business locations, rather than multiple locations. We may not be able to renew these collective agreements on satisfactory terms or at all, and we may experience strikes, lockouts and other forms of labor protests in the future.

As at August 31, 2007, there were 621 employees employed by CW Media or its subsidiaries.  Of these, 385 were employed by entities held in trust pending approval of the CRTC of the Company’s change of control application.  In July 2005, the Canadian Media Guild applied for certification of bargaining unit comprising approximately 100 of these employees.  Pursuant to a secret ballot conducted by the Canadian Industrial Relations

Board on December 7, 2005, a majority of those employees who voted elected to have the Canadian Media Guild represent them as their bargaining agent in contract negotiations.  The Canadian Media Guild served notice to commence negotiations in June 2006, and negotiations have been ongoing since then.

Approximately 40% of TEN Group’s workforce is unionized and employed under a three year agreement ratified in 2005.

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

The continued success of our business will depend upon the abilities, experience and personal efforts of our senior management, including their ability to attract and retain skilled employees. The loss of the services of such key personnel could have an adverse effect on our business or financial condition for future prospects.

We maintain many well known consumer brands.

The brand names that we own are well known to consumers and are important in maintaining existing business as well as sourcing new business. Damage to the reputation of any of these brands could have an adverse impact upon our business and financial performance.

We may be adversely affected by foreign exchange fluctuations.

Fluctuations in the values of the currencies of Australia and Turkey relative to the Canadian dollar have affected the comparison of Canadian dollar translated amounts over periods of time. The most significant impact relates to the Australian dollar as a result of our economic interest in Ten Holdings. For example, based on fiscal 2007 net earnings from Ten Holdings, a 1% increase or decrease in the average rate of exchange used to translate results from Ten Group would increase or decrease our consolidated net earnings by $0.8 million.  In fiscal 2007 compared to fiscal 2006, the average rate of exchange used to translate results from Ten Group increased by 6%. Additionally, as of August 31, 2007, since our acquisition of Ten Holdings in 1992, we have realized a total of $8.4 million in currency translation losses arising from distributions made by Ten Group to us.

The functional currency for our Turkish radio operations is the New Turkish Lira (“NTL”). The NTL has, in the past, been subject to considerable volatility. As at August 31, 2007, the NTL had declined by 9% relative to the Canadian dollar since our acquisition of these operations in April 2006.  Fluctuations relative to the Canadian dollar will affect the comparison of Canadian dollar translated amounts over periods of time.  In addition, we realize foreign exchange gains and losses related to our inter-company loans to our Turkish operations which are denominated in NTL. For our fiscal year 2007 we recorded a $5 million foreign exchange loss on the translation of these loans.

Virtually all of our revenue is generated in the local currencies of countries in which we operate, while certain programming and other expenses are incurred in U.S. dollars. In addition, a significant portion of our borrowing is denominated in U.S. dollars and interest, principal and premium, if any, on such borrowing must be paid in U.S. dollars. As a result, we are exposed to foreign currency exchange risk. We have entered into cross currency interest rate swaps, which convert the U.S. dollar principal and interest payable under the senior credit facility and the senior subordinated notes into Canadian dollar obligations, to hedge foreign exchange rate risk and cash flow risk. In the year ended August 31, 2007 we were not required to make payments to re-coupon the swaps in order to maintain the fair value of our interest rate and cross currency swaps within the limits prescribed under our senior credit facility although we have made such payments in the past and may be required to make similar payments in future. There can be no assurance that exchange rate fluctuations in the future will not have a material adverse effect on our ability to make payments in respect of our debt, as we may be required to provide additional cash or other collateral to secure our obligations in respect of our hedging transactions.  In addition, certain of our subsidiaries have borrowings denominated in U.S. dollars and have entered into similar cross currency interest rate swaps.

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

Broadcasting operations are generally subject to extensive government regulation. Regulations govern the issuance, amendment, renewal, transfer and ownership of broadcast licences in virtually all jurisdictions.  In some jurisdictions, regulations also govern the timing and content of programming; the timing, content and amount of commercial advertising; and the amount of foreign versus domestically produced programming. In many jurisdictions, including Turkey and Canada, there are significant restrictions on the ability of foreign entities to own or control broadcasting businesses.

Our Canadian television operations are regulated pursuant to the Broadcasting Act (Canada). The Canadian Radio-television and Telecommunications Commission, or CRTC, administers the Broadcasting Act (Canada), and among other things, grants, amends and renews broadcasting licences, and approves certain changes in corporate ownership and control.   The CRTC also may determine and implement broadcasting regulations and policies pursuant to the Broadcasting Act (Canada). The broadcasting industry in Canada is also subject to simultaneous program substitution requirements on conventional television stations, priority carriage rules on cable and other distribution systems, specialty service access and distribution/linkage rules, Canadian programming expenditures as applied to discretionary television services, content rules, issues related to the transition to digital/high-definition, and foreign ownership restrictions, all of which must be adhered to.  Failure to comply with CRTC regulations and/or conditions of licence could result in shorter of licence terms, the addition of more onerous requirements, or, in extreme cases, revocation of licences.

During the past year, the CRTC has undertaken a number of regulatory review projects which are described in greater detail in the “Canadian Television Regulation” section of this report.  These review projects may result in significant changes to the Canadian television regulatory framework which could have an impact on our profitability.  Areas under review include regulations related to the distribution of television signals including “must carry status” and genre protection for specialty television services, access to the Canadian market by foreign television stations, potential fess for carriage of conventional television and the impact of media ownership consolidation on the diversity of voices.

Our operations outside of Canada are also subject to government regulation. In Australia, our investments are subject to statutes and regulation regarding licensing, programming standards, ownership and control of commercial broadcasting services and administering the allocation of broadcasting frequency spectrum.  Following relaxation of the ownership restrictions in fiscal 2007, there has been further consolidation in the Australian media sector.  If we are unable to successfully adapt to changes in Australian competitive and regulatory environment, our business may be adversely affected.

The Broadcast Legislation Amendment (Digital Television) Act 2006 amended Australia’s digital television framework. The legislation allows commercial free-to-air broadcasters to multi-channel a service in high definition, (“HD”, from January 1, 2007, and allows standard definition, (“SD”), multi-channeling from January 1, 2009. Previously, digital transmissions were limited to simulcasts of existing analog channels. In September Network TEN was the first Australian commercial free-to-air broadcaster to announce broadcast of an HD 'break-away' channel commencing December 1, 2007.  Channels Nine and Seven have both since announced that they will run HD multichannels commencing later this year.

The Australian Government's auction of two new national digital channels licences (Channels A and B) has been delayed until 2008. Channel A can be used only for free, in-home community, narrowcasting or datacasting services. Channel B can be used to provide the same services as Channel A, or used for free or subscription mobile television services. They cannot be used to offer a commercial broadcasting service. These services may negatively impact Network TEN’s audience share and advertising revenues in the medium to long term.

Australia is currently in the process of switching from an analog/digital terrestrial simulcast to full digital transmission. The exact timetable for analog switch-off has not been confirmed by the Government but is likely to commence around 2010. The switch-off of analog broadcasting will free up spectrum which the government of the day may make available to other commercial operators for services including potentially another commercial free-to-air broadcaster. Such services could negatively impact on Network TEN's audience share and advertising revenues.

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

Broadcasting in the United Kingdom is subject to government regulations and policies, including rules related to licensing, ownership and programming standards. The regulations and policies are administered by Ofcom, an independent regulator. Ofcom has now completed its FM licencing programme under which CanWest was awarded three licences, Ofcom is reviewing the radio industry with a view to a more market driven structure of content management, however no timetable or decisions have been taken that would materially affect our interests. There can be no assurances that any changes to the rules or regulations will not have a material adverse affect on the business, financial condition or results of operations of our UK subsidiaries and investments.

A denial by the CRTC of our application to acquire control of the broadcasting operations of CW Media could result in a loss on the sale of these operations.

The CRTC will hold a public proceeding to assess an application by CanWest MediaWorks Inc. seeking authority for the transfer of effective control of Alliance Atlantis’ broadcasting companies to CW Media.  If the CRTC does not approve the change of control, the channels may have to be sold.  The Commission has explicitly stated that it may wish to discuss issues related to ownership, control, and value of the transaction and CW Media’s proposed benefits package.  Ultimately, the CRTC is tasked with the decision to approve, deny, or approve the transaction with conditions.

The CRTC and other applicable broadcasting regulatory authorities may not renew our existing broadcasting licences or grant us new licences on acceptable terms, or at all.

Our CRTC broadcasting licences must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. The CRTC considered our applications for the renewal of the licences for all of our Canadian television stations, except CJNT (Montreal) in 2001. New licences were granted with effect from September 1, 2001 for the maximum seven-year term. We were given an administrative renewal for our CJNT licence so that it will expire with our other conventional licences in 2008. The CRTC has extended the term of these licences for an additional year to August 31, 2009.  Our licence for TVtropolis (formerly Prime TV) was renewed in 2004, for the maximum seven-year term and our licences for our Category 1 and Category 2 digital specialty channels expire in 2009.

As currently scheduled, we will file our group renewal application for our conventional over-the-air television stations (including CJNT-TV Montreal) in late 2008, with an anticipated CRTC public hearing to follow in the first-half of 2009.  This public proceeding will determine the various conditions of licence, commitments, and expectations attached to each station’s licence over the next licence period.

While CRTC regulations and policies do not require CRTC approval before a broadcaster purchases an unregulated media entity, such as a newspaper, the CRTC considered the issue of our cross-media ownership at licence renewal proceedings. The CRTC has expressed its support for the promotion of diversity in broadcasting expression at a local and national level, primarily with respect to news voices, and has the power to preserve diversity of voices and prevent or address the emergence of undue competitive advantage on behalf of one licencee where it is found to exist. As a condition of the licence renewals for our conventional television stations in 2001, the CRTC directed us to abide by its proposed code of conduct respecting the maintenance of separate management and presentation over the television and print news operations.

The licences held by Network TEN’s stations in Sydney, Melbourne, Brisbane and Perth were all renewed in 2007 by the Australian Communications and Media Authority. The licence for Network TEN’s Adelaide station was renewed in 2004 and will be subject to renewal in 2009. Licences in other jurisdictions are also subject to renewal from time to time. Our inability to renew any of our licences or acquire new interests or licences on acceptable terms, or at all, could have a material adverse effect on our business, financial condition or results of operations. To date, we have not had a licence renewal declined.

In 1994, the Turkish regulator issued legislation pertaining to new procedures for the allocation of broadcasting frequencies and issuance of broadcasting licences. The legislation has not become effective and no date has been established for it to come into force. Consequently, the broadcasting frequencies allocated and licences issued to the Company are of an indefinite term. The inability to obtain permanent frequency allocations and licences from the Turkish regulator on acceptable terms could have a material effect on our business’ financial condition or results of operations.

Ofcom, the UK broadcast regulator, has issued 12 year licences from launch for Bristol (May 2007) and Solent (October 2006). At the time of launch Ofcom will confirm 12 year licences for Aberdeen launching in October 2007 and the national digital service that is projected to launch in summer 2008.  No assurance can be given that these licences will be renewed when they expire.

We may not be successful in defending a lawsuit that has been commenced against CanWest and certain of its subsidiaries.

We are currently defending a lawsuit that has been commenced against CanWest, certain of its subsidiaries and certain members of the Asper family by certain former minority shareholders of CanWest Broadcasting Ltd. (“CBL”).  See Item 8 Financial Information – Legal Proceedings.

There can be no assurances as to the outcome of the lawsuit, the timing or amounts of any payments we may make in connection with the lawsuit (including litigation expenses), whether any additional allegations or claims will be made, how long the suit will last or as to any of the other risks inherent in any litigation. There can be no assurance that we and the other defendants will be successful in defending this lawsuit. While we believe these claims to be substantially without merit, a significant adverse result could have a material adverse effect on our business, financial condition or results of operations.

We do not control and are not permitted to control some of our broadcasting assets.

We do not own a majority voting interest in the companies that own the Turkish broadcast licences and we are not permitted under Turkish law to have an equity interest in more than one broadcast licence and our ownership is restricted to 25% equity ownership of the licence.

Inability to finance the Goldman Sachs put rights could result in a forced sale or Initial Public Offering of our Canadian television operations including CW Investments.

Our agreement with Goldman Sachs related to their investment in CW Investments provide liquidity mechanisms, including the put options, that are designed to allow Goldman Sachs to exit their investment including put options. Under certain circumstances commencing in 2013, primarily if CW Investments is unable to finance its obligations under the put options, Goldman Sachs could require us to sell or to effect an initial public offering of the combined operations of our Canadian television operations and CW Investments which will have been legally combined in 2011. This could have an adverse effect on the value of our investment in these assets.

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

Moreover, at time of licence renewal, the CRTC may set new restrictions on the amount of Canadian production that may be sourced in-house or with related production companies.  Increased and mandatory use of domestic programming sourced from independent production companies may result in our inability to control certain content across multiple distribution platforms and/or increase costs accordingly.

We may be adversely affected by changes to our insurance coverage.

We believe that our current levels of property and casualty insurance and director and officer liability insurance coverage adequately address all material insurable risks, provide coverage that is similar to that which would be maintained by prudent owners of similar businesses and assets, and are subject to certain deductibles, limits and exclusions which are customary or reasonable given the cost of procuring insurance and current operating conditions. However, there can be no assurance that (i) such insurance coverage will continue to be offered on economically feasible terms, (ii) all events which could give rise to a loss or liability will be insurable, or (iii) the amounts of insurance coverage will at all times be sufficient to cover each and every material loss or claim which may occur involving our assets or operations.

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

We may be adversely affected by a prolonged writers strike in the United States.

A portion of our programming is purchased from the United States.  Currently, in the United States, there is a writers strike that has ceased the production of programming.  While for many programs there is inventory of new shows available, if the writers strike continues, this inventory will be depleted.  Without access to new shows, it may become more difficult obtain the same level of viewership and as a result, it may be more difficult to sell advertising on our networks.

The integration and combination of the Alliance Atlantis television operations with our Canadian television operations may not be as financially or operationally successful as originally contemplated, and we may experience difficulties, higher costs and unanticipated financial liabilities or losses in connection with the integration and combination.

When we agreed to operate our Canadian television and Alliance Atlantis television operations on an integrated basis and formally combine these businesses in 2011, we made certain business assumptions and determinations based on information then available.  However, these assumptions and determinations involve risk and uncertainties that may cause these assumptions and determinations to be inaccurate.  If we cannot successfully integrate and combine our Canadian television operations with the Alliance Atlantis television operations on a timely and efficient basis, we may incur higher than expected costs and not realize all the anticipated benefits of the combined operations.

Risks Relating to Our Debt

Our substantial debt could adversely affect our financial condition and prevent us from fulfilling our obligations.

We have a substantial amount of debt. As of August 31, 2007, we had $3,598 million in consolidated long-term debt (including the current portion) and consolidated shareholder’s equity of $1,731 million, resulting in a total debt to capitalization ratio of 68%. Our consolidated debt at August 31, 2007 includes obligations under our senior credit facility and our senior subordinated notes as well as debt of our consolidated subsidiaries.

Our substantial indebtedness could have important consequences. For example, it could:

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

In addition, a portion of our debt bears interest at variable rates. An increase in the interest rates on the debt will reduce the funds available to repay the new notes and other debt and for operations and future business opportunities and will intensify the consequences of our leveraged capital structure.

The terms of our credit facility and the indentures governing our existing senior subordinated notes do not prohibit us or our subsidiaries from incurring substantial additional debt in the future, so long as we observe certain covenants, maintain certain specified financial ratios and meet certain specified financial tests.

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

Based on the amount of our current indebtedness we estimate consolidated annual cash needs of approximately $253 million to pay cash interest expense. We cannot assure you that our business will generate sufficient cash flow or that future borrowings will be available to us in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. If our future cash flow from operations, including distributions from our non-wholly-owned subsidiaries and investments, and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional equity capital or restructure or refinance all or a portion of our debt on or before maturity. We cannot assure you that we will be able to refinance any of our debt on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt and other future debt may limit our ability to pursue any of these alternatives.

Our outstanding indebtedness imposes operational and financial restrictions on us. Our credit facility and the indentures that govern our senior subordinated notes impose operational and financial restrictions on us.

Our credit facility and the indentures that govern our existing senior notes and senior subordinated notes impose restrictive covenants that, among other things, restrict our ability to:

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

Our subsidiaries, Ten Holdings, the Limited Partnership and CW Media, also have senior and subordinated debt which is subject to similar restrictions as listed above for us.

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

ITEM 4.  INFORMATION ON THE COMPANY

BUSINESS OVERVIEW

General

We are an international media company with interests in broadcast television, publications, specialty cable channels, out-of-home advertising and interactive operations in Canada, Australia, New Zealand, Indonesia, Singapore, Turkey, the United Kingdom and the United States.

In Canada, we are a major multi-platform media company, with television and publishing operations that serve common geographic areas, providing our viewers, readers and advertisers with extensive local, regional and national coverage. We own and operate the Global Television Network, which covers approximately 97% of Canada’s English-language market. In addition, in Canada, we own and operate five E! channels (formerly CH channels) which provide second signal coverage with distinct programming in six major markets as well as a number of analog and digital specialty channels.  We are also the largest publisher of English-language daily newspapers in Canada with aggregate daily paid circulation of 1.3 million copies representing approximately 35% of Canada’s average English-language daily newspaper total weekly paid circulation, and an estimated average weekly readership of 4.8 million people.  In addition, we own an extensive collection of internet websites providing content of local, regional and national interest.

In August 2007, we and our partner Goldman Sachs completed the acquisition and concurrent reorganization of the businesses of Alliance Atlantis.  As a result of these transactions, we now own two-thirds of the voting shares and 35% of the equity in the parent company of CW Media which holds the Alliance Atlantis broadcasting assets, a leading portfolio of 18 specialty television channels.  The principal business of the Alliance Atlantis broadcasting assets is the operation of Canadian specialty television assets which are being held in trust pending a hearing at the CRTC and a review of our application for a change of control of the broadcast licences.

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

We also own significant interests in media properties in other markets. In Australia, we own a 57% interest in Ten Holdings, which owns Network TEN, one of three privately-owned national television networks. Ten Holdings also owns Eye Corp, an out-of-home advertising company with operations in Australia, New Zealand, Indonesia, Singapore, the United Kingdom, and the United States. In Turkey we operate four radio stations and in the U.K. we operate three radio stations which have been recently launched.

For the year ended August 31, 2007, we generated revenue of $2,865 million and had net earnings of $281 million, compared to revenues of $2,686 million and net earnings of $190 million in the prior year.

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

•
Cross-promote and co-brand our properties. The geographic overlap of our television, publishing, and internet platforms enables us to cross-promote our properties in order to grow audiences, strengthen brand recognition and increase advertising revenue. For example, in Canada we use our newspapers to promote our television programs and websites. Our variety of platforms also enables us to pursue co-branding and brand extension opportunities.

▪
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

Significant Developments in Fiscal Year 2007

Acquisition of Alliance Atlantis

On August 15, 2007, we and Goldman Sachs Capital Partners (“Goldman Sachs”) completed the acquisition of Alliance Atlantis Communications Inc. (“Alliance Atlantis”).  Concurrently with the completion of the acquisition, Alliance Atlantis’ broadcast, entertainment and movie distribution businesses were reorganized.  We do not have any continuing interest in the entertainment or movie distribution businesses.  We hold 67% of the voting shares and a 35% equity interest in CW Investments which indirectly holds the acquired broadcast business.  Goldman Sachs holds the remaining 65% equity interest in the acquired broadcast business.

As agreed with Goldman Sachs, the purchase price allocated to the broadcast business was $1,487 million, including transaction costs of $57 million.  The acquisition was financed through our investment of $262 million for a 35% equity interest, Goldman Sachs’ contribution of $481 million in exchange for its puttable interest and debt financing of $767 million, net of financing costs of $23 million.  CW Media, a wholly owned subsidiary of CW Investments operates the acquired broadcast business which primarily consists of interests in 18 specialty television channels in Canada.  The shares of the entities that hold the CW Media specialty television channels which are regulated by the Canadian Radio-television and Telecommunications Commission (“CRTC”) have been placed into trust under an independent trustee, pending CRTC approval.

We have, subject to regulatory approval, committed to combine our Canadian television operations with the CW Media operations (together being “Combined Operations”) prior to September 30, 2011.  In 2011, our economic interest in the Combined Operations will be determined based on a formula which is based on the segment operating profit of the Combined Operations.

In each of 2011, 2012 and 2013 we will have the right to cause CW Investments to purchase (or it may purchase itself) up to 100% of Goldman Sachs’ interest in CW Investments, subject to CW Investments remaining below a maximum consolidated leverage ratio where less than 100% of the Goldman Sachs interest is acquired (the “call right”).  In the event that we or CW Investments do not exercise its call right with respect to at least 50% of Goldman Sachs’ interest in 2011, Goldman Sachs has the right to require CW Investments to acquire interests, which, together with any interests purchased pursuant to our call in 2011, would equal up to 50% of Goldman Sachs’ interest, subject to CW Investments remaining below a maximum consolidated leverage ratio.  Goldman Sachs also has the right to require CW Investments to purchase any remaining interests that it holds in 2013.  In the event that we or CW Investments have not acquired 100% of the Goldman Sachs interest by the expiry date of the last put right in 2013, then Goldman Sachs will be entitled to sell CW Investments, subject to our right of first offer failing which Goldman Sachs will have the right to require CW Investments to effect an initial public offering of CW Investments to effect its exit.

For purposes of determining the pricing under the put and call rights, regardless of actual results, we and Goldman Sachs have agreed to certain minimum amounts of combined earnings before interest, taxes, depreciation and amortization in each of 2011, 2012 and 2013.  No such minimum will apply for purposes of determining the value applicable on exercise of Goldman Sachs’ put rights, except that if the put is exercised in 2011, the value will be based upon an agreed total enterprise value of no less than $2.5 billion less the consolidated net indebtedness of CW Investments as at March 31, 2011.

Control of Ten Network Holdings Limited

In August 2007, we completed the exchange of our economic interest in The Ten Group Pty Limited (“TEN Group”) for ordinary shares of Ten Network Holdings Limited (“Ten Holdings”).  We now hold approximately 57% of the issued and outstanding ordinary shares of Ten Holdings.  With the completion of the exchange, CanWest, indirectly through a wholly owned Irish subsidiary, is Ten Holdings’ majority and controlling shareholder, holding 523 million shares which represent a 57% equity and voting stake in Ten Holdings.

Completion of Sale of Canadian Radio Stations

In July 2007, we completed the sale of our Canadian radio stations for proceeds of $15 million.

Privatization of the CanWest MediaWorks Income Fund

In July 2007, CanWest MediaWorks Limited Partnership (“Limited Partnership”) redeemed its Class A partnership units, representing the 25.8% minority interest indirectly held by the CanWest MediaWorks Income Fund (the “Fund”) for cash consideration of $497 million.  The purchase price and the concurrent refinancing of the Limited Partnership’s existing credit facility were funded using a short-term loan facility that was subsequently repaid with the proceeds of new senior secured and senior subordinated unsecured credit facilities and a US$400 million offering by the Limited Partnership of senior subordinated notes.

Sale of CanWest MediaWorks (NZ)

In June 2007 we completed the sale of our 70% interest in CanWest MediaWorks (NZ) for cash proceeds including a special dividend totaling $310 million.  Proceeds of this sale were used to reduce advances under our senior credit facility.

Eye Corp Expansion

During 2007, Eye Corp, our Australian based out-of-home advertising business, established an operation in the United States focused on shopping mall media. Through the acquisition of contracts and successful tenders Eye Corp now holds the media rights to approximately 249 shopping malls in the United States. In September 2006, Eye Corp acquired Eye Study which operates advertising concessions in 78 post secondary education campuses in Australia and New Zealand.  Previously, in 2006 Eye Corp successfully pursued its strategy of further expansion in Asian markets as well as in the United States and Europe.  The results of this program included winning media tenders for the Manchester Airport in the U.K. and for the Singapore Changi Airport.

Sale of TV3 Ireland

In August 2006, we completed the sale of our 45% interest in TV3 Television Network in Ireland for net proceeds of $179 million. In September 2006, these proceeds were used to reduce advances under our senior credit facility.

Turkish Radio Acquisition

In April 2006, we invested in Super FM, Metro FM, Joy FM and Joy Turk FM for cash consideration of $74 million. The principal business activity of these companies is the operation of radio stations. We have a 20% equity interest in Super FM and no equity interest in MetroFM, Joy FM and Joy Turk FM.  We have provided financing to a third party to indirectly acquire the remaining equity interest in each station and we hold an option to indirectly acquire 100% of the outstanding equity of each station, subject to compliance with Turkish foreign ownership restrictions.  We have entered into agreements to provide operational, sales, and advisory services to each radio station on a fee for service basis.

LINES OF BUSINESS

Canadian Media Operations

Canadian Television

We are one of the largest owners and operators of commercial broadcast television stations in Canada, as measured by both revenue and operating income before amortization. We own and operate 16 television stations licensed to provide over-the-air television broadcasting services in eight provinces. Eleven of our stations comprise the Global Television Network, which broadcasts to all major metropolitan areas in Canada, including Toronto/Hamilton, Montreal, Vancouver/Victoria, Ottawa, Calgary, Edmonton, Quebec City, Halifax, Regina, Saskatoon and Winnipeg and which covers an estimated 23.6 million people, or approximately 97% of Canada’s English-language market.

Five of our stations (previously operating as the “CH” network) now operate under a strategic alliance with E! Entertainment Television, Inc.  Our “E!” brand stations provide us with second stations covering several of the largest markets in Canada: Toronto/ Hamilton, Vancouver/ Victoria, Ottawa/Gatineau, Calgary, Edmonton, Greater Montreal and the Okanagan region in the interior of British Columbia. Our “E!” stations will deliver E! branded entertainment programming and target a younger female audience than our Global Television Network. Our E! station in Hamilton (CHCH) and our E! station in Victoria (CHEK) also offer a broad range of local entertainment, news and information programming, while our CH (CJNT) station in Montreal also broadcasts multi-cultural programming. Until February of 2006, CHBC in Kelowna, British Columbia was a CBC affiliate.  It is now a full-fledged E! station providing a new programming stream for viewers in the Okanagan region in the interior of British Columbia. In September 2007, our E! station in Red Deer, Alberta began rebroadcasting its over-the-air signal in both the Calgary and Edmonton markets.

We also own interests in a number of cable specialty channels including a 66 2/3% interest in TVtropolis, a popular Canadian analog specialty channel providing entertainment and information programming to the “baby boomer” generation.  We have a 49% interest in Mentv and a 50% interest in Mystery, both digital channels that benefit from genre protection and have must carry status.  In addition, we own five other digital channels, Lonestar, Dejaview, Fox Sports World Canada, Xtreme Sports and CoolTV.

On August 15, 2007, we, together with Goldman Sachs, acquired the specialty television business of Alliance Atlantis.  Subject to CRTC approval of our application for change of control of the broadcast licences, we will assume control of 13 Canadian specialty channels which Alliance Atlantis operated and a 50% interest in two established Canadian French-language specialty television channels, and a non-controlling interest in three other English-language Canadian specialty television channels which Alliance Atlantis did not operate.

The channels acquired are included in the following table:
Channel	Analog/ Digital	Equity Interest
Channels operated:
Showcase	Analog	100.0%
Slice (formerly Life Network)	Analog	100.0%
History Television	Analog	100.0%
HGTV Canada	Analog	67.0%
Food Network Canada	Analog	51.0%
Showcase Action	Digital	100.0%
Showcase Diva	Digital	100.0%
National Geographic Channel	Digital	50.0%
BBC Canada	Digital	50.0%
BBC Kids	Digital	50.0%
Discovery Health Channel	Digital	65.0%
IFC Canada	Digital	100.0%
Fine Living	Digital	67.0%

Channels not operated:
The Score	Analog	22.3%
Historia	Analog	50.0%
Series+	Analog	50.0%
ONE: The Body, Mind and Spirit Channel	Digital	29.9%
Scream	Digital	49.0%

Programming for the acquired portfolio of specialty television channels focuses on three themes: high end dramatic programming, documentaries and fact based programming and lifestyle programming, which appeals to the highly attractive target demographic of 25 – 54 year olds.  Included in this portfolio are specialty television channels such as Showcase, Slice (formerly Life Network), History Television, HGTV Canada and Food Network Canada, which feature some of the most popular programming in Canadian specialty television.  Such programming includes CSI, Weeds and Rachel Ray’s 30 Minute Meals.  In addition, this portfolio includes eight English language digital channels which have benefited from and will continue to capitalize on the roll-out and growth of digital television as households switch from analog to digital cable television.  These digital channels include Showcase-Action, Showcase Diva, National Geographic Canada, BBC Canada, BBC Kids, Discovery Health Canada, IFC Canada and Fine Living Canada.

The following table sets forth the relative ranking and audience share of our originating broadcast television stations in each of their respective Designated Market Areas or Extended Market Areas for Fall 2006/Spring 2007:

	Call Sign	Stations in DMA/EMA	Rank in DMA/EMA (1)	Audience Share (1)
Global Television Network:
Global Ontario	CIII	13	2	9.7%
Global Quebec (2)	CKMI	8	2	6.3
Global Vancouver	CHAN	13	2	10.9
Global Calgary(7)	CICT	8	2	7.5
Global Edmonton	CITV	8	2	10.0
Global Winnipeg	CKND	8	2	10.9
Global Halifax	CIHFNS	8	2	8.6
Global Saskatoon	CFSK	7	2	7.7
Global Regina	CFRE	7	2	7.0
Global Saint John	CIHF-NB	8	2	7.3
Global Lethbridge (3)(4)	CISA	8	2	9.1
E!:
Montreal, Quebec (2)	CJNT	8	8	1.8
Hamilton, Ontario (5)	CHCH	13	5	3.9
Victoria, British Columbia (6)	CHEK	13	4	4.5
Okanagan-Kamloops, British Columbia	CHBC	8	6	4.8
Red Deer, Alberta (8)	CHCA	8	4	3.6

(1)
Monday to Sunday, Central Prime Time (8:00 p.m. to 11:00 p.m. in all markets except Saskatchewan and Manitoba where, due to time zone differences with U.S. border stations, Central Prime Time is 7:00 p.m. to 10:00 p.m.). For Toronto/Hamilton, Calgary and Vancouver/Victoria, September 11, 2006 – Dec 17, 2006 and January 8, 2007 – May 27, 2007. BBM Meter Research adults ages 18 to 49. All other markets: Fall 2006 / Spring 2007 average BBM Sweeps, adults ages 18 to 49.

(2)	Based on English language stations only.
(3)	BBM Area 9705 — Lethbridge area.
(4)	CISA is a repeater of CICT Calgary.
(5)	Rank and Share in the Toronto/Hamilton DMA.
(6)	Rank and Share in Vancouver/Victoria DMA.
(7)      Rank & Share in Calgary DMA.
(8)      Effective September 19, 2007, station obtained preferred cable distribution in Edmonton and Calgary.

Industry Overview

Three English-language national broadcast networks and/or nationwide station groups operate in Canada: Global Television, CTV and the Canadian Broadcasting Corporation (CBC). Global Television and CTV are both privately-owned, commercial networks, while the CBC is government-owned and financed by a combination of federal government grants and commercial revenue. Several French-language networks and a number of independent stations also serve local markets. CTVglobemedia Inc., which owns CTV, has recently acquired CHUM Limited (“CHUM”), which previously operated a number of independent television stations.  In June 2007, Rogers Communications Inc. acquired certain of the CHUM television stations from CTVglobemedia. In addition to Canadian stations, Canadian viewers generally have access to U.S. stations, directly over the air, via cable or satellite.

Canada has a well-developed cable television market that provides viewers with a wide range of viewing alternatives. Most Canadians have access to a number of Canadian specialty channels as well as a number of American broadcast and cable channels. In fall 2006, there were approximately 11.4 million households in Canada with cable and/or satellite services.

A significant aspect of television broadcasting in Canada is simultaneous program substitution, or simulcasting, a regulatory requirement under which each Canadian cable television system with over 2,000 subscribers is required to substitute the local Canadian conventional television signal, including the Canadian commercials, for the broadcast of the identical program by a U.S. station when the two programs are comparable and are broadcast at the same time. As a result, the local Canadian broadcaster’s signal and advertisements appear on two cable channels simultaneously, thereby increasing the size of the Canadian broadcaster’s audience. Direct-to-home satellite services also have program substitution obligations. Program substitution is primarily intended to compensate Canadian conventional television broadcasters that have purchased exclusive local broadcast rights for U.S. programs for the encroachment on their market by U.S. broadcasters via cable and direct-to-home satellite services.

Television broadcasting in Canada is subject to cable priority carriage rules, whereby each cable system (with some nuance for very small cable systems) must carry the signals of local conventional television broadcasters as part of their basic service. The guaranteed carriage enjoyed by local conventional television broadcasters under these rules is designed to ensure that they reach cable households and enjoy advantageous channel placement. These rules do not apply to direct-to-home satellite services.

In addition, Canadian conventional broadcasters are required to show specified percentages of programming of Canadian origin during a broadcast day and, specifically, during the evening period averaged out over the broadcast year. The larger conventional broadcasters are also required to broadcast eight hours of priority programming (drama, music and dance, variety, entertainment magazine or regional productions) between 7 p.m. and 11 p.m. over the broadcast week. With some exceptions, they are also required to close caption a very high percentage of overall programming and 100% of news programming, to provide a minimum of four hours per week of described programming, and they have local programming and in some instances news programming commitments.

Also important to television broadcasting operations are the specialty service access rules, which require large cable systems operating in an English-language market to deliver each English-language analog specialty and Category 1 digital specialty service licensed in the predominant language of the area, other than certain religious services, to the extent of available channels. Similarly, direct-to-home satellite services must distribute all licensed Canadian analog specialty and Category 1 digital specialty services other than certain religious services. The access rules help ensure wider carriage for Canadian specialty services than might otherwise be secured through access negotiation with the cable companies.

The following table reflects the respective share of the English-language audience held by the major Canadian networks and station groups in Spring 2007 as a percentage of both Canadian television viewership and total television viewership (which includes viewership of non-Canadian stations):

Network or Station Group	Share of Canadian television	Share of Total television
Global Television Network and our “E!” stations (1)	17.7%	11.9%
CTV	23.2	15.6
CBC	8.0	5.4
CHUM (2)	10.0	6.7
Other Canadian broadcast stations	4.5	3.0
Pay and Specialty Canadian cable channels	36.7	24.7

Total English-language broadcasting	100.0%	67.3%

Source: Bureau of Broadcast Measurement (“BBM”) Spring 2007 Sweep, Monday to Sunday, 6:00 a.m. to 2:00 a.m.
adults ages 18 to 49.

(1)	Does not include our specialty cable channels.
(2)	In 2007, Chum was acquired by CTV Globemedia and certain of the CHUM stations were subsequently sold to Rogers Communications Inc.

Television broadcasting in Canada is regulated by the CRTC. Canada maintains significant restrictions on the foreign ownership of Canadian broadcast television stations and specialty cable channels. For more information, see “Regulation—Canadian Television.”

Programming

Our Global Television Network and E! brand stations target adults ages 18 to 49. The key elements of our programming strategy are:
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

Substantially all of our acquired programming is purchased for national exposure in Canada and the majority of the programming is produced within Canada and the United States. In order to gain economies of scale, the programming is often purchased for multiple levels, including telecast rights for our specialty and digital television channels as well as our conventional television stations. Many of our programming agreements are for multi-year program supply. Such agreements are currently held with several major non-Canadian studios, including Sony Pictures Television (Columbia) and Fox. These agreements require suppliers to provide, and us to buy, subject to U.S clearances, pre-agreed amounts of programming over one or more years. These agreements have provided price stability for our program acquisitions and have enhanced our ability to retain highly-rated U.S. network series programming and to acquire desirable new programming while, at the same time, helping to soften the effect of the very cyclical nature of most television programs.

Both our Global Television Network and our “E!” brand stations broadcast many of the most popular programs in Canada. Among the many “hit” shows in our current program schedules are a combination of recent entrants and established programs, including House, Survivor, Heroes, Prison Break, The Simpsons, Family Guy, King of the Hill, The Office, NCIS, Brothers and Sisters, 24, Bionic Woman, Las Vegas, Bones, Numbers,Deal or no Deal, Extreme Makeover Home Edition, The Power of 10, Are You Smarter than a 5th Grader,  My Name is Earl and How I Met Your Mother. Global Television also broadcasts world class sporting events such as Steelback Grand Prix, the Masters Golf Tournament and the Wimbledon Tennis Championships.

Since its launch in September 2001, Global National, Canada’s only supper-hour national newscast, has won several prestigious national awards including six from the Radio-Television News Directors Association, four Leo awards for best National newscast and best anchor as well as two Gemini awards for best anchor.  Global National has captured the attention of viewers and is the most watched National newscast in Canada.   Strategically, Global National has enhanced the news “brand” and credibility of many of Global Television’s local news and public affairs programs with correspondents in Washington D.C., London, Tel Aviv and a large national bureau in Ottawa. The combination of local and national news at the supper hour has led to considerable expansion of news programming, especially in British Columbia, Alberta and Ontario. Global British Columbia, for example, is now broadcasting 43 hours of local news programming per week and commands one of the largest local English language news audiences in Canada.

Ratings

The following table sets forth Global Television’s audience shares and that of its primary competitors in each of the Toronto/Hamilton, Calgary and Vancouver/Victoria markets for the 2006 and 2007 broadcast years. Our stations are identified by bold type.

	Audience Share in Selected Major Markets (1)

	Primetime 7PM -11PM (2)		Rank (3)	6AM – Midnight (2)		Rank (3)
	2006/2007	2005/2006	2006/2007	2006/2007	2005/2006	2006/2007
Toronto/Hamilton (4):
CTV-CFTO	11.6%	13.6%	1	8.9%	10.1%	1
Global Ontario – CIII	8.8	10.0	2	6.6	7.5	2
CBC – Toronto (CBLT)	4.6	5.4	3	3.1	4.2	3
Citytv - Ontario (CITY)	4.3	4.2	4	4.5	4.8	4
E! Ontario(CHCH)	3.4	3.9	5	2.8	3.2	5
WUTV	1.9	2.1	6	2.4	3.0	6
A-Channel Barrie/Toronto (CKVR)	1.4	1.9	7	1.2	1.6	7
Omni 1 Ontario (CFMT)	1.1	1.3	8	1.4	1.5	8
Omni 2 Ontario (CJMT)	1.0	0.9	9	0.9	0.8	9

	Audience Share in Selected Major Markets (1)

	Primetime 7PM – 11PM (2)		Rank(3)	6AM – Midnight (2)		Rank(3)
	2006/2007	2005/2006	2006/2007	2006/2007	2005/2006
Vancouver/Victoria (5):
CTV – CIVT	11.0	12.6	1	7.8	8.6	2
Global Vancouver – CHAN	10.4	10.8	2	11.9	11.7	1
CBC – CBUT	7.1	6.1	3	6.1	5.7	3
E! Vancouver (CHEK)	4.0	4.5	4	3.4	4.0	4

Citytv Vancouver – (CKVU)	3.9	4.1	5	3.0	3.6	6
A-Channel Victoria/Van (CIVI)	3.8	3.5	6	3.3	2.9	5
Independent – (KVOS)	1.1	1.1	7	1.1	1.1	7

Calgary (6):
CTV Calgary (CFCN)	10.1	14.9	1	9.0	12.1	1
Global Calgary (CICT)	7.2	8.7	2	8.2	8.9	2
CBC – Calgary (CBRT)	5.4	7.2	3	4.7	6.4	3
Citytv Calgary (CKAL)	3.5	3.7	4	3.6	4.0	4
E! Alberta (CHCA)	0.5	0.6	5	0.4	0.5	5

(1)	Audience share among adults 18 to 49.

(2)	September 11 2006 to May 27, 2007 and September 12, 2005 to May 28, 2006.

(3)  Based upon figures reported in this table.

(4)	BBM Toronto Meter Data, September 11, 2006 to May 27, 2007 and September 12, 2005 to May 28, 2006.

(5)	BBM Vancouver Meter Data, September 11, 2006 to May 27, 2007 and September 12, 2005, to May 28, 2006.

(6)	BBM Calgary Meter Data, September 11, 2006 to May 27, 2007 and September 12, 2005, to May 28, 2006.

Advertising Sales and Revenue

Our Canadian television operations derive their revenue primarily from the sale of broadcast air time to national, regional and local advertisers. For fiscal 2007, we derived approximately 84% of the advertising revenue relating to our Canadian broadcasting operations from sales to national advertisers and the balance from sales to regional and local advertisers.  National sales are driven predominantly from three markets, Toronto (93%), Montreal (5%) and Vancouver (2%).  Each market has a national sales force.  Almost all national accounts enlist the services of agencies to procure their advertising placement.  There are five major agencies that are responsible for about 55% of the national business.  On the local side each television station has a dedicated local sales force, which is responsible for all local and regional sales derived from that marketplace.  Under the terms of our broadcasting licenses, our Global Ontario and Global Quebec stations may sell broadcast air time only to national advertisers.  All rates, sales policies and guidelines are driven from our central sales office in Toronto, Canada.

Canadian Publishing

Our Canadian Publishing operations are comprised of our newspaper and interactive operations, as well as The National Post, one of Canada’s two national daily newspapers.  We are the largest English language publisher of newspapers in Canada, as measured by paid circulation, readership and revenue.  Our publications include 10 daily metropolitan newspapers (nine broadsheets and one tabloid), all of which serve markets also reached by our broadcast television signals. In addition, we own and operate two other daily newspapers (broadsheets), 21 non-daily community newspapers, and a number of shopping guides and newspaper-related publications in British Columbia.  We also publish a free daily publication which is targeted to the commuter workforce in three metropolitan markets.

Our newspapers have an aggregate daily paid circulation of 1.1 million copies, representing approximately 29% of Canada’s daily average English-language newspaper circulation, and an estimated average weekly readership of 4.4 million people in 2006.  Most of our newspapers have the highest circulation among publications in their markets. The high cost associated with starting a major daily newspaper operation constitutes a barrier to entry to potential new newspaper competitors to larger daily newspapers.

Industry Overview

The Canadian newspaper industry is comprised of over 100 daily paid circulation newspapers and numerous non-daily paid and free-distribution publications. The industry is mature and is dominated by a small number of major publishers. We are the largest newspaper publisher in Canada, with 27.% of paid circulation in 2007 (34% of English language paid circulation), ahead of Quebecor/Sun media (26%), Torstar Corporation (14%), Power Corporation (10%), CTVglobemedia Inc. (7%), and others (15%).

Total Canadian daily newspaper industry revenue was $3.5 billion in 2006, with 77% derived from advertising and the balance of 23% coming from circulation. Advertising revenue and, to a lesser extent, circulation revenue are cyclical and dependent upon general economic conditions. Historically, increases in advertising revenue have corresponded with periods of economic growth, while decreases have corresponded with general economic downturns and regional and local recessions. Daily newspaper advertising revenue increased, compared to the prior year, by 1%, or $28.6 million in 2006, to $2.7 billion.  In 2005, daily newspaper advertising revenue increased by 2%, or $48 million following an increase of 3%, or $80 million in 2004 and 1% or $19 million in 2003. Declines in 2001 and 2002 followed six successive years of growth from the $1.8 billion posted in 1994.

Daily newspaper circulation revenue has been stable for the past ten years. From 2005 to 2006, average Canadian daily newspaper circulation revenue increased by $30 million or 4% to $819 million. The median single copy price for a weekday edition of a Canadian daily newspaper remained at $0.80 in 2006. The industry has seen slight declines in circulation volumes. Total newspaper circulation of 4.8 million copies in 2006 compared to 5.3 million copies in 1995.  In spite of the decline in circulation, newspaper readership (as measured by NADBank, 2006) has remained relatively stable.  Weekly readership of daily newspapers in ten major Canadian markets is up slightly to 10.4 million readers in 2006 compared to 10.3 million in 2005.

Daily Newspapers

We publish 10 daily metropolitan newspapers (nine broadsheets and one tabloid) and two other daily newspapers (broadsheets) in addition to the National Post.  The average age of our daily newspapers is 125 years. Our newspapers have consistently been recognized for the quality of their content, having received numerous nominations and awards.

The following table sets forth our paid daily circulation for our daily newspapers, other than the National Post, and their respective readership statistics as of the dates noted:

			Total Daily	Weekly		Market		Local Newspaper
Publication	Market	Established	Paid Circulation(1)	Readership(2)		Position(3)		Market Share(1)(6)
The Vancouver Sun	Vancouver	1912	169,730	848,300		2	(4)	100	%(7)
The Province	Vancouver	1898	143,544	865,000		1		100	%(7)
The Gazette	Montreal	1778	130,275	544,400		1	(5)	100%
Ottawa Citizen	Ottawa	1845	124,534	461,500		1		73%
Edmonton Journal	Edmonton	1903	120,711	471,400		1		64%
Calgary Herald	Calgary	1883	115,187	501,200		1		66%
The Windsor Star	Windsor	1918	68,854	207,600		1		100%
Times Colonist	Victoria	1858	70,970	203,200		1		100%
The StarPhoenix	Saskatoon	1902	56,087	135,400		1		100%
Leader-Post	Regina	1885	51,634	120,600		1		100%
Nanaimo Daily News	Nanaimo	1874	7,006	n.a.		1		100%
Alberni Valley Times	Port Alberni	1919	4,802	n.a.		1		100%
Total			1,063,334	3,858,000	(8)

Notes:
(1)	Source: ABC September 2007 FAS-FAX for the 6 month period ending September 30 released November 5, 2007 and ABC FAS-FAX supplement released November 12, 2007.
(2)
Source: NADbank Weekly Readership of daily paid circulation newspapers by Resident Market, NADbank 2006 and NADbank '05/'06 studies (based upon 6/7 day cume, adults 18+).  Cume readership for Vancouver Sun and Province, Ottawa Citizen and Montreal Gazette.

(3)	As measured by paid circulation and readership.
(4)	Second to The Province, which is also owned by the Limited Partnership.
(5)	Number one English-language newspaper; number three overall.
(6)	Based upon total weekly paid circulation of English-language local daily newspapers.
(7)	Includes The Vancouver Sun and The Province.
(8)	Net of unduplicated totals.

The National Post had daily paid circulation of 203,552 for the six months ended September 30, 2007 and Nadbank 2006 estimated weekly readership of 1,462,600.  As a national newspaper, The National Post is second in its market position to the Globe and Mail.   In Toronto The National Post competes with the Toronto Star and The Toronto Sun.

The National Post is printed at our facilities in Calgary, Montreal and Ottawa, and by third-party printing contractors in Vancouver, Winnipeg and Toronto.

Rush Hour

In fiscal 2007, we launched a free daily publication, RushHour, in three metropolitan markets.  Ottawa RushHour was launched in November 2006 and is a free news update and entertainment guide that fills the afternoon gap in news delivery in the Ottawa market.  The daily publications concentrate on local and international news, lifestyle, entertainment, and sports and contain both shared and local content.  The online version is available at noon with the distribution of the printed version at 4:00 p.m. at various locations in the city of Ottawa.  Edmonton RushHour and Calgary RushHour were launched in February 2007.  The printed versions are distributed in the morning, free to those cities’ commuter workforces.

Non-Daily Newspapers

We publish 21 non-daily newspapers distributed in various communities in British Columbia, most of which are free distribution publications. Our free distribution newspapers are generally delivered to every household in the respective regions in which they operate, thereby providing advertisers with complete market coverage.

Our Lower Mainland Publishing Group publishes 12 community newspapers that run two or three times per week, providing complete market coverage of the Lower Mainland of British Columbia. Our Vancouver Island Newspaper Group (“VING”) publishes five bi-weekly and two weekly newspapers on Vancouver Island in British Columbia. All of our VING newspapers are printed at the Nanaimo Daily News production plant.

Telephone Directories

We recently launched business telephone directories in Ottawa, Saskatoon and Regina, which will enable us to enter a growing market.  We believe that our ability to offer an integrated print and online solution, combined with the credibility of our existing presence in these markets and our promotional power will provide us with a distinct advantage in the telephone directory market.

Online Newspaper Operations

Our online newspaper websites position our powerful brands as 24/7 sources of breaking news and local information. Our newspaper newsrooms produce "today's news today" in multiple formats, including video, for online audiences while developing the coverage for the daily newspaper. Through our expertise in converting printer files to web-friendly formats, we publish HTML versions of all of our daily newspapers, which serve as both online publishing and marketing platforms. The current day’s newspaper content and a 30-day archive are available free to the public with some premium content restricted to subscribers who have registered online.

The websites also serve as customer relationship tools, promoting subscriptions to the print and digital editions, allowing for the purchase or renewal of subscriptions, permitting notification of vacation stops and re-activations, and processing of billing inquiries, all via the internet.

We also publish digital editions of all of our major daily newspapers. These digital editions are available free with registration for print subscribers to our newspapers. Digital-only subscriptions are also available. Readers of the digital editions are able to view page layouts, photos and advertisements exactly as they appear in the print edition of the newspaper. The experience is enhanced by a variety of digital features and tools, including search, which ease navigation and add value. These digital editions are particularly user-friendly and appeal especially to readers who may be traveling or who reside outside a newspaper’s area of circulation.

Classified Advertising Websites

We bring local newspaper classified advertising and listings to the internet and in doing so, we believe that we are converting our print classified business into a series of strong brands in various categories. Websites such as the brand-new househunting.ca (real estate sales and rentals), working.com (careers), driving.ca (autos), remembering.ca (obituaries), celebrating.com (announcements) and connecting.com (personals) leverage existing customer relationships and give customers the opportunity to extend the reach of their advertising to internet consumers. For example, working.com extends the reach of the Working section of our newspapers to the internet and, through “working on TVTropolis” video clips launched in 2007, to television as well.

Househunting.ca, an online real estate website, was launched across Canada in the summer of 2007, to offer realtors, new home developers, property managers and private landlords the opportunity to advertise listings in the increasingly competitive online real estate market.

Driving.ca is the online extension of our newspaper’s Driving section.  Since its relaunch in October 2005, the new driving.ca website has generated over 64,000 phone and email leads to over 500 subscribing auto dealers.

Revenue from the classified websites is reported as part of our Publishing segment. Combined revenue from these initiatives has been growing rapidly from $3 million for the year ended August 31, 2003 to $31 million for year ended August 31, 2007.

Canadian Publishing Operations

Newsprint

Newsprint comprised approximately $121 million, or 12% of the total costs of our publishing operations for the year ended August 31, 2007 and $130 million or 13% for the year ended August 31, 2006. Newsprint is a commodity which is generally subject to considerable price volatility; however, newsprint prices have been relatively stable over the past two years. In fiscal 2007 our cost of newsprint decreased by 3% compared to our fiscal year 2006.  Our publishing operations used approximately 168,000 metric tons of newsprint for the year ended August 31, 2007 as compared to approximately 172,000 metric tons for the previous fiscal year.
.
 Advertising Sales and Revenue

Approximately 70% of newspaper advertising sales are generated locally, with each newspaper having a large sales force and classified advertising call center. The remainder of advertising sales is generated from national and multi-market retail accounts. For the year ended August 31, 2007, we derived approximately 80% of our total revenues from advertising and approximately 20% from subscriptions.

Canadian Interactive Operations

Our online and new media strategy is to continue to build our strong internet presence in order to leverage our editorial content across multiple media,  provide integrated solutions to our advertisers and to cross-promote our publishing, broadcasting and internet operations. We intend to capitalize upon the promotional and editorial capabilities of our integrated newspaper and video production in order to create Canada’s leading network of local content websites. The internet is complementary to our existing businesses and a significant potential source of new revenue.

In addition to our newspaper websites and online classified advertising websites described above, our internet operations include the following:

canada.com

canada.com is a comprehensive 24/7 online news, entertainment and information network leveraging the content, brands and customer relationships of our major media properties across Canada. canada.com is a leading Canadian news and information site with 4.5 million unique users per month (according to comScore Media Metrix, 6-month average, February through July 2007) which is up from 3.6 million in 2006.  canada.com is uniquely positioned to provide a “Canadian perspective” regarding news, events and information of all kinds to Canadians, as well as visitors from around the world.

Our canada.com online network includes some of the nation's most trusted brands and respected media properties including The National Post, Global National, Ottawa Citizen, Montreal Gazette, Vancouver Sun, Edmonton Journal and Calgary Herald. For these properties, canada.com offers a platform to extend reach, market and promote key off-line activities, and build and reinforce relationships with advertisers and end-users.

This network integrates credible Canadian content and perspectives with breaking news, community-building tools, search, free e-mail services and daily newsletters at canada.com.

The network also includes our classified advertising websites, driving.ca, househunting.com, remembering.ca, working.com, shopping.com and a number of deep content destinations, including health, travel, lifestyle and 13 city guides.  The city guides, which offer local news, weather and services information, reinforce our media properties within the local communities and provide advertisers with additional opportunities for locally-targeted online promotion.

The canada.com network also hosts dose.ca, a youth-oriented entertainment brand, and two WAP-enabled wireless portals (canada.com and dose.ca).

Through effective design and architecture, users can navigate among our newspaper, television sites and our online classified advertising portals.

The network-wide integration of editorial content from CanWest News Service and our newspapers together with video from our broadcasting operations and canada.com content provides advertisers with multiplatform online promotion opportunities.

Business-to-Business: FPinfomart.ca

FPinfomart.ca is one of Canada’s largest online news and business research services, providing businesses, government and the non-profit sector with more than 1,600 Canadian and international news sources on web-based and wireless platforms. Sources include major daily newspapers (including the CanWest daily newspapers, The National Post, The Globe and Mail, and The Toronto Star), newswires, regional community papers, television and radio news transcripts, corporate databases, specialty trade journals, magazines, and Blogs.  FPinfomart also includes a live video/broadcast module enabling clients to receive relevant video clips from over sixty Canadian news and information broadcasts matching their research profile within minutes of broadcast.

FPinfomart.ca is a subscription-based service that provides a wide range of products to support desktop and cross-organizational research, media-monitoring, reputation/issue management and the distribution of results. FPinfomart.ca can be used by its subscribers for online media monitoring and analysis, archival news researching, and in-depth research on 4,400 publicly traded and approximately 580,000 Canadian companies carried in FP Advisor.  In Fiscal 2007, FPinfomart added Blog monitoring, a suite of Intranet publishing tools and RSS feeds.

Based upon proprietary technology, FPinfomart Mobile (FPinfomart.ca’s wireless internet platform) is available on a premium subscription basis. FPinfomart Mobile is intended to broaden the base of FPinfomart.ca’s subscribers by enabling them to access information “on the go”.

Through FPinfomart’s licensing activities, we also generate revenue and extend our brand reach through the electronic distribution of our newspapers and corporate data via domestic and international third party channels such as LexisNexis and Factiva.

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

Television Sales

Our Canadian television operations derive their revenue primarily from the sale of broadcast air time to national, regional and local advertisers. For fiscal 2007, we derived approximately 84% of the advertising revenue relating to our Canadian broadcasting operations from sales to national advertisers and the balance from sales to regional and local advertisers.  National sales are driven predominantly from three markets, Toronto (93%), Montreal (5%) and Vancouver (2%).  Each market has a national sales force.  Almost all national accounts enlist the services of agencies to procure their advertising placement.  There are five major agencies that are responsible for about 55% of the national business.  On the local side each television station has a dedicated local sales force, which is responsible for all local and regional sales derived from that marketplace.  Under the terms of our broadcasting licenses, our Global Ontario and Global Quebec stations may sell broadcast air time only to national advertisers.  All rates, sales policies and guidelines are driven from our central sales office in Toronto, Canada, CanWest MediaWorks, Sales and Marketing.

Newspaper sales

Approximately 70% of newspaper advertising sales are generated locally with each paper having an outside and inside sales force and classified advertising call center.

The balance of the advertising is generated by national and large multi-market retail accounts.  These advertisements are sold by our national sales group operated by CanWest MediaWorks, Sales and Marketing with three offices in Canada and contract representatives in the U.S.  For fiscal 2007, our top ten advertising clients represented approximately 10% of total revenue.

Australian Operations

Australian Television

On August 28, 2007, we completed an exchange of the ordinary shares and convertible debentures which we held in Ten Group, a subsidiary of Ten Holdings, into ordinary shares of Ten Holdings, following approval from the Australian Foreign Investment Review Board.

As a result, we now have a 56.7% interest in Ten Holdings, a publicly listed company on the Australian Stock Exchange.  Ten Group, a subsidiary of Ten Holdings, owns Network TEN. Through its wholly-owned and affiliated stations, Network Ten covers 19 million people, or approximately 90% of Australia’s total population.

Network TEN owns and operates television stations in the five major capital cities of Australia, Sydney, Melbourne, Brisbane, Adelaide and Perth, and has affiliate arrangements with regional broadcasters serving regional markets.

Network TEN has recently concluded retransmission agreements with pay television operators Foxtel and Austar which includes full access on a non discriminatory basis to current and future functionality of the electronic program guides and personal video recorder functionalities offered to subscribers.

Industry Overview

Australia has five national broadcast networks and three major regional commercial networks. Two of the national broadcast networks, the Australian Broadcasting Corporation (ABC) and the Special Broadcasting System (SBS), are government-owned. ABC is commercial free but SBS can run commercials totaling up to 5 minutes per hour.

Three national networks, Seven, Nine and Network TEN, are privately-owned and broadcast commercial television to substantially all of the Australian population, including the major metropolitan areas of Sydney, Melbourne, Brisbane, Adelaide and Perth. The regional networks are independent of the metropolitan networks but have affiliate program supply arrangements which allow them to rebroadcast the bulk of the metropolitan networks’ programming.

Australia also has two metropolitan pay television operators and one regional pay television operator, which broadcast primarily via cable and direct to home satellite delivery technologies. The metropolitan pay television operators, Foxtel and Optus, have a total of 1.4 million subscribers. Foxtel's penetration is highest in Sydney, Melbourne and Brisbane while penetration in Adelaide and Perth remains low (approximately 10%). A regional operator, Austar, has approximately 639,000 subscribers. While pay television operators have been permitted to broadcast paid advertising since July 1997, federal legislation requires that subscription fees remain the predominant source of revenue for pay television operators.

Programming

Network TEN sources programming from international and Australian sources. Both prime-time and off peak schedules include a mix of local and international content. Network TEN’s programming targets the 18 to 49 demographic, local content regulations place certain minimum requirements on drama, documentary and children’s programming as well as an overall domestic quota. Although Australian programming is generally more expensive to acquire than foreign programming, it generally attracts more viewers. As a result, Network TEN schedules a mix of Australian and foreign shows to maximize ratings while controlling costs.

Network TEN purchases most of its non-Australian programming from major U.S. studios. It has acquired Australian rights to shows that are popular with its target audience, such as Life, Back To You, Medium, NCIS, House, The Simpsons, and the Law & Order franchise. By obtaining “run of series” commitments, Network TEN ensures these series remain with the network for as long as they are produced. In addition, Network TEN enters into multi-year supply agreements with U.S. and other non-Australian production companies in order to acquire Australian rights to desirable programming at fixed prices.

Network TEN produces news, local sports and a limited number of other programs in-house, while entertainment programs are acquired from independent Australian producers. In-house productions include: the sports programs, Sports Tonight and RPM, the news program, Meet the Press, the reality based cooking program, Ready, Steady, Cook, and the afternoon children’s program, Totally Wild. Entertainment programs commissioned from Australian production companies include: Australian Idol, Big Brother, The Biggest Loser, So You Think You Can Dance, Are You Smarter Than A Fifth Grader, Neighbours, and Rove. For commissioned programs, Network TEN typically maintains an active role in the creative process. Network TEN seeks sponsorship of certain of its programs by advertisers and employs on-air promotion as well as radio and print advertising to market both the network and its programming.

Domestic production is a combination of news, sport, drama, light entertainment and children’s programming. News and some sports are produced internally, but most entertainment programming is acquired from independent producers. Australia has a large and efficient independent production sector that supplies programming to all commercial and government broadcasters.

Network TEN is one of the major broadcasters of Australia’s top football code, the AFL. Motorsports have surged in popularity through Network TEN’s coverage of Formula One, the World Motorcycle Championships and the World and Australian Rally Championships.

Market Share and Ratings

Television advertising expenditures in Australia were approximately A$3.5 billion in 2006, representing approximately 35% of total major media advertising expenditures of approximately A$10.7 billion. The following table sets forth advertising market shares of Australia’s three commercial networks:

Television Advertising Market Shares

	Twelve months ended June 30,
Network	2003	2004	2005	2006	2007
Network TEN	29%	30%	31%	27%	29%
Nine	39	39	38	37	33
Seven	32	31	31	36	38

Source: Free TV Australia.

The table below sets forth commercial network audience shares for calendar years: 16 to 39 year olds (Sunday-Saturday 6:00 p.m. to 10:30 p.m.) for each of the three national commercial networks:

Audience Share

	Twelve months ended December 31,
Network	2002	2003	2004	2005	2006
Network TEN	37%	37%	37%	37%	38%
Nine	34	35	35	32	31
Seven	28	28	28	31	31

Source: OzTam television ratings

Sales and Marketing

Television revenues are split between approximately 70% national sales and 30% local sales.  Sales are derived from five markets, Sydney, Melbourne, Brisbane, Adelaide and Perth.  Advertising agencies account for approximately 98% of revenues and almost all national clients enlist the services of advertising agencies to procure their advertising placement.  There are fifteen major agencies that are responsible for approximately 90% of advertising revenues.  On the local side, each television station has a dedicated local sales force, which is responsible for national and regional sales derived from that marketplace.  All rates, sales policies and guidelines are driven from a central source in Sydney.

Eye Corp.

Eye Corp is one of Australia’s premier out-of-home advertising companies. In December 2000, Ten  Group acquired a 60% interest in Eye Corp and then in August 2002 acquired the remaining 40% interest.

Eye Corp, comprising six business units: Eye Drive, Eye Fly, Eye Shop, Eye Plus, Eye Study and Eye In-Store, is fast becoming one of the region’s leading out-of-home media suppliers. Eye Corp differentiates itself by providing clients with single branded multi-format out-of-home communication solutions.  Eye Corp specializes in large format roadside billboards, internal and external airport signage, shopping centre media, visual merchandise and point-of-sale, and digital elevator media solutions.

Eye Corp operates the following divisions:

•	Eye Drive, which encompasses large format billboards on over 2,100 sites on major arterial traffic corridors throughout Australia and Indonesia;

•
Eye Fly, which reaches more than 200 million passengers of more than 100 international airlines each year with over 1,200 displays in a total of 20 airports in Australia, New Zealand, Singapore, Indonesia, and the United Kingdom;

•	Eye Shop, which reaches more than 228 million shoppers per month, has more than 8,000 displays in over 400 shopping centres in Australia, New Zealand and the United States;

•
Eye In-Store (Adval), Eye Corp’s wholly owned premium merchandising point-of-sale and printing company, which specializes in creating innovative point-of-purchase and virtual merchandising design solutions; and

•	Eye Plus, which encompasses Inlink, a central business district network of digital media displays in elevators in 30 landmark buildings in Sydney, Melbourne, Adelaide and Brisbane, Australia.

▪	Eye Study, which operates advertising concessions at over 100 campuses in tertiary education institutes across Australia and New Zealand.

Sales and Marketing

Revenues are split 64% Australasian (including New Zealand) Media, 16% Australian Point of Sale Production and 20% Asia, U.S.A. and Europe.  National sales account for 60% of Australasian Media revenue and 40% is sold in local markets.  Advertising agencies account for approximately 85% of these revenues.  Australian Point of Sale Production and Asian revenues are sold in local markets directly to clients.

Turkish operations

In April 2006, we invested in Super FM, Metro FM, Joy FM and Joy Turk FM. The principal business activity of these companies is the operation of radio stations. We have a 20% equity interest in Super FM and no equity interest in MetroFM, Joy FM and Joy Turk FM.  We have provided financing to a third party to indirectly acquire the remaining equity interest in each station and we also hold an option to indirectly acquire 100% of the outstanding equity of each station, subject to compliance with Turkish foreign ownership restrictions.  We have entered into agreements to provide operational, sales, and advisory services to each station on a fee for service basis.

Industry Overview

Publicly owned and operated radio broadcasting commenced in Turkey in 1925 and is conducted by The Turkish Radio and Television Corporation, (“TRT”).  The development of the private Turkish radio broadcasting industry began in 1993 when the government removed legislative obstacles to privately operated broadcasting by the amendment of Article 133 of the Constitution. In 1996 with the enactment of Law No. 3984 the Turkish government gave authority for regulating all public and private radio and television broadcasting to The Radio and Television Supreme Council (“RTUK”).

The TRT operates with a public service mandate. It currently operates the following national radio stations: Radio 1 which provides a general, diverse broadcast, Radio 3 which is primarily a classical music station with a news component; TRT FM which emphasizes Turkish classical music, folk music and popular music, as well as operating a number of regional radio stations.  There are a total of 1,084 active privately operated radio stations in Turkey; 35 are national stations, 100 are regional stations and 949 are local stations.

Turkey has a population of approximately 72 million people, approximately 10 million of whom are located in and around Turkey’s largest city, Istanbul.  There are approximately 30 million radio receivers in Turkey. Turkish media ownership restrictions only allow each individual or corporation to hold one radio licence. However, there are ten identifiable groups, including the one of which we are part, that operate associated stations. The audience reach of the stations in these groups are as follows:

Station group	Reach%(1)
TMSF Radios	16%
CanWest Group	12%
Power Group	8%
Doğan Group	6%
Show Group	6%
Best Group	3%
Saran Group	4%
Akşam Group	4%
Numberone Group	1%
NTV Group	1%
Other	39%
Total	100%

(1) Source: HTP-RIAK Turkish Radio Audience Measurement System survey (”HTP”) for the second quarter of 2007.

The advertising market in Turkey is volatile and highly sensitive to general economic conditions. In 2001, as a result of a Turkish economic crisis, advertising spending decreased by 48%. Subsequently, however, it increased by 30% in 2002, 22% in 2003, 40% in 2004 and 23% in each of 2005 and 2006.  The total advertising spend in Turkey for 2006 was approximately NTL 3,675 million. Radio advertising made up NTL 101 million of that spend, an increase of 26% from the radio advertising spend in 2005.

Our operations

CanWest operates four radio stations in Turkey:

•	Super FM is a national Turkish pop music station;
•	Metro FM is a national foreign music station;
•	Joy Turk FM is a local Istanbul radio station which features Turkish love songs; and
•	Joy FM is a local Istanbul radio stations featuring an easy listening format.

According to the HTP 2007 second quarter survey, Süper FM is the first ranking radio station with approximately 1,862,000 listeners in the “Turkish Pop Music” segment. Metro FM is the second ranking radio station with approximately 631,000 listeners in the “Foreign Language Music” format.   Joy Turk is the first ranking radio station with 378,000 listeners and Joy FM is the first ranking radio station with 174,000 listeners in İstanbul; in the “Turkish Pop Music” and “Foreign Language Music” segments respectively.

Sales and Marketing

Our Turkish radio operations sales functions are centralized within one group in Istanbul. Approximately 80% of our sales are made to radio media booking houses which represent consortiums of advertising agencies, approximately 15% through individual agencies, with the remainder, less then 5% being booked directly by advertisers.

U.K. Operations

Our first U.K. radio station, Original 106 FM, commenced broadcasting in October 2006 in the Solent region of England comprising the major centres of Portsmouth, Southampton and Bournemouth.  In autumn 2006 we were awarded two additional radio broadcast licenses in Bristol, England and Aberdeen, Scotland to operate FM stations under the “Original” brand and format. The Bristol station was launched May 2007 and Aberdeen commenced broadcasting on October 28, 2007. In July 2007 industry regulator, Ofcom, awarded a UK national digital multiplex to a consortium led by Channel 4 upon which we have negotiated carriage and for which we have been granted a licence to operate a national version of the “Original” brand. The multiplex is projected to launch in July 2008 to approximately 85% of the UK and will include “Original” National at the time of launch.

Industry Overview

The British Broadcasting Corporation (“BBC”) holds a dominant position in radio broadcasting in the U.K. with 5 national and 46 regional and local analog stations.  The BBC’s national stations are simulcast on digital audio broadcasting (“DAB”). In addition, the BBC operates another 5 digital stations.  The BBC holds a 54% share of the audience in the U.K. The development of the private radio broadcasting industry began in 1973 when the government introduced legislation to allow for the entrance of private broadcasters.

There are 326 AM and FM independent commercial radio stations in the U.K. The majority of these stations are held by 6 large operators.  There are three national commercial stations and the remainder are regional and local stations.

In addition to the analog radio stations, there are two national digital radio multiplexes (one BBC and one commercial) and forty-six local multiplexes. There are 423 digital licences, almost all simulcasts of analog services with 86% owned by private broadcasters. Twenty of the digital licences are national services. The recently awarded national multiplex will add up to 10 new national digital services and is scheduled to be launched in July 2008.

The U.K. has a population of approximately 60 million people. The total advertising market in the U.K. in 2006 increased to GBP15.3 billion as compared to GBP14.9 billion in 2005. Of this, radio accounted for GBP 613 million in 2006 and GBP 582 million in 2005 (according to the Radio Advertising Bureau).

Our operations

We commenced radio operations in the U.K. with the launch of Original 106FM in the Solent region in October 2006. Our second radio station, in Bristol, launched early summer 2007 and was followed by the launch of our Aberdeen radio station in October 2007. The Solent region has a population of approximately 2 million people, the Bristol region has approximately 750,000 people and the Aberdeen region has approximately 350,000 people. When launched in the summer of 2008, Original 106’s national service will be available on the DAB platform to approximately 80% of homes.

The format of these stations features the best in contemporary and classic music from all eras and genres with a significant regional national and international news component.  The target demographic is adults age 30 and over.

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

Advertising revenue is generally highest in the fourth calendar quarter and lowest in the third calendar quarter whereas revenue derived from subscribers to the specialty television channels is earned relatively evenly throughout the year.  Consequently, results of operations are subject to seasonal fluctuations that may materially impact operating results from period to period and the results of any one period are not necessarily indicative of results for future periods.

REGULATION

Canadian Television Regulation

Canadian television broadcasting, including specialty television broadcasting, is regulated principally by the Broadcasting Act (Canada). The Canadian Radio-television and Telecommunications Commission, or CRTC, which, among other things, administers the Broadcasting Act, grants and reviews broadcasting licences, approves certain changes in corporate ownership and control, and establishes and oversees compliance with regulations and policies concerning broadcasting, including various programming requirements.

During the past year, the CRTC has undertaken a number of regulatory review projects, the completion of which could introduce significant changes in regulatory framework for Canadian television broadcasting.

In July 2007, the CRTC announced that it would conduct a review of the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services.  The CRTC has specifically called for comments on issues related to access to distribution systems, genre protection between domestic discretionary services, the framework for the inclusion of additional foreign services within the Canadian broadcasting system, signal delivery fees, the direct participation of broadcasting distribution undertaking in advertising, the counter-balance of regulatory obligations placed on discretionary television services, processes related to dispute resolution and undue preference and disadvantage, the identification of new revenue models, and a number of other important structural aspects of the broadcasting industry including the composition of the basic television package and high-definition capacity on direct-to-home satellite distribution systems.  In November 2007, the CRTC expanded the scope of this proceeding to explicitly include the possibility of permitting over-the-air conventional television stations to charge broadcasting distribution undertakings a “fee for carriage” for the distribution of their signals.  The written portion of the proceeding began in October 2007 and will continue into January 2008, with a scheduled public hearing now scheduled for April 2008.   Regulations related to the distribution of television signals are significant to our ability to earn subscriber revenues as well as to attract viewers.  Changes in this regulation could impact our profitability.  For example, the introduction of a fee for carriage for conventional television would result in additional revenues for us.  Conversely, the elimination of genre protection or “must carry status” could have a negative impact on certain of our specialty television channels, some of which benefit given this regulatory protection.

In April 2007, the CRTC commissioned two communications lawyers to prepare an objective and independent report on broadcasting policies and regulations (The Dunbar/Leblanc Report). As explained by the CRTC: “The authors were asked to examine the relevance of each broadcasting policy and regulation and to make independent recommendations that would further the objective of more efficient regulation.”  The Dunbar/Leblanc Report was publicly released on September 12, 2007 and its contents will be considered in future CRTC policy reviews, including the aforementioned review of the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services.  In April 2007, the CRTC initiated the Diversity of Voices public proceeding which included both written and oral presentations from a number of interested parties.  Concurrently, the CRTC issued a call for comments on a proposed Journalistic Independence Code to be administered by the Canadian Broadcast Standards Council.  The public hearing phase of this process concluded in September 2007, with further written comments due in early October 2007, and focused primarily on: the plurality of commercial editorial voices, including news and public events programming; the diversity of programming choices; and safeguards for journalistic content where different media outlets owned in a given market are controlled by a single entity.  This proceeding was a direct result of recent consolidation within the Canadian broadcasting industry As result of this proceeding, the CRTC may place new restrictions on media consolidation on a national and/or local basis that could restrict our ability to make certain acquisitions and/or sell broadcasting assets to specific industry participants.

In June 2006 the CRTC released a call for comments on a request by the Governor in Council to prepare a report examining the future environment facing the Canadian broadcasting system.   This process assessed how new technologies have changed how Canadians communicate and interact with various media and the impact this has had on the Canadian broadcasting system.   In 2008, the CRTC intends to continue to identify and measure the impact of new media on the broadcasting system and the existing mechanisms that support it, as well as undertake a comprehensive review of their impact on the broadcasting system’s current regulatory structure.  A public proceeding on new media impact is scheduled for the summer of 2008 with determinations anticipated in spring 2009.

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

The CRTC’s Television Broadcasting Regulations, 1987, and the Specialty Services Regulations, 1990, require the prior approval of the CRTC of any transaction that directly or indirectly results in:

▪	a change in effective control of the broadcasting undertaking of a licencee;
▪	a person or a person and its associates acquiring control of 30% or more of the voting interests of a licencee or of a person that has, directly or indirectly, effective control of a licencee; or
▪	a person or a person and its associates acquiring 50% or more of the issued common shares of the licencee or of a person who has direct or indirect effective control of a licencee.

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

Canadian Programming Content

CRTC regulations require licencees of television stations to maintain a specified percentage of Canadian content in their programming. Television broadcasters are subject to the requirement that, over the broadcast year and over any six month period specified in the licence, a minimum of 60% of the aggregate programming shown during the “broadcast day” must be of Canadian origin. Canadian origin is most commonly achieved on the basis of a points system requiring that a number of creative and production staff be Canadian and that specified Canadian production expenditure levels be met. In addition, at least 50% of the aggregate programming over the broadcast day as measured over the broadcast year must be of Canadian origin. Specialty cable television channels also have to maintain a specified percentage of Canadian content in their programming generally set forth in their conditions of licence. Over-the-air conventional television stations are required to broadcast a minimum of eight hours per week of priority programming during peak viewing periods (7:00 p.m. to 11:00 p.m.). Priority programming includes Canadian-produced drama, music and dance, and variety and long-form documentaries, but does not include news and information or sports programming.

Advertising

The CRTC also regulates the quantity and content of television advertising.   Advertising content is regulated by various federal and provincial statutes and regulations, as well as by standards in the Canadian television broadcasting industry.

Specialty television channels may not, during any clock hour, broadcast more than twelve minutes of advertising, subject to certain exceptions for unpaid public service announcements and promotions for upcoming Canadian programs.   The CRTC is currently considering amendments to this rule.

The CRTC changed the advertising limits for over-the-air conventional television stations in May 2007 by removing non-traditional advertising such as product placement and virtual ads from the calculation of the maximum number of advertising minutes.  In addition, effective September 1, 2007, the CRTC increased the 12 minutes per hour limit on traditional advertising to 14 minutes per hour in peak periods (7 p.m. to 11 p.m.).  Effective September 1, 2008, this limit will be increased to 15 minutes per hour for all viewing periods and eliminated altogether as of September 1, 2009.

Licensing

The CRTC has responsibility for the issuance, amendment and renewal of Canadian broadcasting licences. A television broadcasting licence grants the right to a broadcaster to transmit a television signal on a defined frequency within a defined geographic area and at a defined power level. Subject to being distributed as a “distant” or “out-of-market” signal by a distribution service such as cable or direct-to-home satellite service, the licence defines the geographic area capable of being reached by the broadcaster. The CRTC may also grant licences for rebroadcast transmitters to relay a particular signal to other areas. A specialty cable television licence grants the right to a broadcaster to transmit programming to the public through a distribution service such as cable or direct-to-home satellite service. Non-exempt broadcasting licences may be issued for periods not exceeding seven years and are usually renewed following a public process, except in cases of a serious breach of the conditions attached to the licence or the regulations of the CRTC. The CRTC is required to hold a public hearing in connection with the issuance, suspension or revocation of a licence and may hold public hearings in other circumstances.

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

Station	Call Sign	Due for Renewal
Global Television Network:
Global Vancouver	CHAN	August 31, 2009
Global Halifax	CIHF	August 31, 2009
Global Saint John	CIHF-2	August 31, 2009
Global Quebec	CKMI	August 31, 2009
Global Calgary	CICT	August 31, 2009
Global Edmonton	CITV	August 31, 2009
Global Winnipeg	CKND	August 31, 2009
Global Saskatoon	CFSK	August 31, 2009
Global Regina	CFRE	August 31, 2009
Global Lethbridge	CISA	August 31, 2009
Global Ontario	CIII	August 31, 2009
E! television stations:
CJNT Montreal, Quebec	CJNT	August 31, 2009
CHCH Hamilton, Ontario	CHCH	August 31, 2009
CHEK, Victoria, British Columbia	CHEK	August 31, 2009
CHBC Kelowna, British Columbia	CHBC	August 31, 2009
CKRD Red Deer, Alberta	CKRD	August 31, 2009
Specialty sevices:
Analog:
TVtropolis	Analog	August 31, 2010
Digital:
Mentv (49% interest)	Category 1	August 31, 2009
Mystery (50% interest)	Category 1	August 31, 2009
Lonestar	Category 2	August 31, 2009
DejaView	Category 2	August 31, 2009
Fox Sports World Canada	Category 2	August 31, 2009
Xtreme Sports	Category 2	August 31, 2009
CoolTV	Category 2	August 31, 2009

All licences and related CRTC decisions are available for public review.

We believe we enjoy good relations with the CRTC and all other regulatory bodies that govern our operations. All of our licences have been renewed since the granting of our first licence in 1974. The CRTC considered the licence renewals of all of the Global Television stations in spring 2001 under new group licensing procedures. These licences were renewed effective September 2001 for the maximum term, which is seven years.   The CRTC has extended the term of these licences for an additional year to August 31, 2009.

Cross-Ownership Issues

Although the Broadcasting Act and its regulations and policies do not require the CRTC’s approval of a broadcaster’s purchase of an unregulated media entity such as a newspaper, the CRTC may consider the issue of cross-media ownership when granting or renewing broadcasting licences. The CRTC has a broad mandate to regulate and supervise all aspects of the Canadian broadcasting system, to provide for and encourage the expression of a diversity of voices within the broadcasting system and to prevent or address the emergence of any undue competitive advantage on behalf of one licencee. As such, the CRTC may be concerned about the level of diversity among the media voices available in the geographic markets where cross-ownership occurs and may choose to accept safeguards or implement conditions in our licences to ensure a level of diversity and prevent any undue competitive advantage. Whether the CRTC will be concerned about the level of diversity will depend upon a number of factors, including the definition of the relevant geographic market in which diversity is measured and the number of participants in the market. The CRTC has wide discretion in determining what constitutes the relevant market. The CRTC examined cross-ownership issues at the 2001 group licence renewal hearings, and more recently in a broader “Diversity of Voices” hearing in September 2007.

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

Canadian Publishing Regulation

The publication of newspapers in Canada is not directly regulated by federal or provincial laws. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada). The Income Tax Act limits the deductibility by Canadian taxpayers of advertising expenditures that are made in newspapers, except in limited circumstances, “Canadian issues of Canadian newspapers.” For any given publication to qualify as a Canadian issue of a Canadian newspaper, the entity that publishes it, if publicly traded, must ultimately be controlled by Canadian citizens and, if a private company must be at least 75% owned by Canadians. In addition, the publication must, with limited exceptions, be printed and published in Canada. All of our newspapers qualify as “Canadian issues of Canadian newspapers” (or otherwise fall outside of the limitation on deductibility of advertising expenses) and, as a result, our advertisers generally have the right to deduct their advertising expenditures for Canadian tax purposes.

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

Ownership and Control

In October 2006, the Australian Government's media reform package was passed by Parliament including the Broadcasting Services Amendment (Media Ownership) Act 2006. The Act removed limitations in the BSA on foreign ownership and control of the Australian media, leaving the sector to be regulated under the Foreign Acquisitions and Takeovers Act 1975 and Australia’s general foreign investment policy. It also removed a ban on cross-ownership of newspapers, commercial television licences and commercial radio licences within the same licence area.  Two new diversity tests apply instead.  These will limit a person to owning two out of three of newspapers, commercial television, and commercial radio within a single market, and will require a minimum number of independent voices from these three media in a market.  Once the minimum number of voices is reached, no further cross ownership will be allowed to occur.

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

Digital Television

Metropolitan television networks were required to commence broadcasting on new digital channels on January 1, 2001 and simulcast their digital and analog services until 2008, or such time as determined by further review.  The Government has since announced that the switch-off to a digital only service will be delayed, and will likely commence around 2010. Regional and rural broadcasters have commenced staggered digital broadcasts since 2001.  Free-to-air broadcasters are currently not permitted to provide multiple digital channels or subscription services.  However, in 2006 the Australian Government adopted changes to the legislation which regulates digital television. The legislation enables commercial free-to-air broadcasters to multi-channel a service in high definition ("HD") from January 1, 2007 and allows standard definition ("SD") multi-channelling from January 1, 2009.

The Australian Government's auction of two new national digital channels licences (Channels A and B) has been delayed until 2008. Channel A can only be used only for free, in-home community, narrowcasting or datacasting services. Channel B can be used to provide the same services as Channel A, or used for free or subscription mobile television services. They cannot be used to offer a commercial broadcasting service.

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

The following table sets forth the licences held by Network TEN and their respective dates of renewal:

City	Call Sign	Due for Renewal
Sydney	TEN	2012
Melbourne	ATV	2012
Brisbane	TVO	2012
Perth	NEW	2012
Adelaide	ADS	2009

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

Licencing

Broadcast licences are awarded by Ofcom for a period of 12 years. Our Solent licence will expire in September 2018 and our Bristol licence will expire in May 2019. Our Aberdeen station, which launched October 28, 2007, has a licence that will expire in October 2019.  Although previous renewals have been granted without fees, relicencing is currently under review by Ofcom.  While there are no foreign ownership restrictions in the U.K., cross media ownership is subject to conditions.

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

We have registered a number of domain names under which we operate websites associated with our television and publishing operations. As every internet domain name is unique, our domain names cannot be registered by other entities as long as our registrations are valid.

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

All of our newspapers are published from premises owned, except The Edmonton Journal, which is published from premises occupied under a long-term lease agreement. In addition, we print all of our publications using our own presses and related equipment.  The National Post is printed in part by third parties at locations throughout Canada.  We also lease additional office space and warehouse space from time to time as required. We also own an office facility in Toronto which serves as the headquarters for our Canadian media operations.

Our Turkish radio stations operate from a leased facility in Istanbul which houses all of our studio, sales and administrative operations.  Our radios signals are distributed for over-the-air terrestrial analog broadcasting via satellite to transmitters we own on rented tower space in 36 cities around Turkey for Super FM, 24 cities for Metro, and Istanbul only for Joy FM and Joy Turk.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

CanWest MediaWorks Inc. is an international media company and is one of Canada’s largest media companies. We are Canada’s largest publisher of English language daily newspapers, and own, operate and/or hold substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, websites, and radio stations and networks in Canada, Australia, Singapore, Turkey, the United States and the United Kingdom.  In each of our markets we seek to develop a broad media platform that enables us to provide a multimedia product offering to our customers. Our diversification within the Canadian market and internationally has contributed to the stability of our overall results.

Key Factors Affecting Segment Revenues and Operating Income

Television Broadcast

We have two television segments, one for each country in which we carry on such operations. Our Canadian television segment includes our television networks in Canada as well as our specialty channels. Our Australian television segment includes our interest in TEN Network Holdings Limited (“TEN Holdings”), which owns and operates TEN Television Network (“Network TEN”).

We generate the majority of our television revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television revenues less predictable than our publishing revenues.

Publishing

Our publishing segment includes the publication of a number of newspapers and magazines, including metropolitan daily newspapers, the National Post and The New Republic, as well as operation of the canada.com web portal and other web-based operations. Our publishing revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers. Our newspaper and interactive advertising revenues are a function of the volume or linage of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers, single-copy sales at retail outlets and vending machines and therefore, circulation revenues are a function of the number of newspapers we sell and the average per copy prices we charge.

Radio

Our two radio segments consist of our radio operations in Turkey and the United Kingdom, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners.

Outdoor advertising

Our outdoor advertising segment consists of Network TEN’s wholly owned subsidiary, Eye Corp which generates revenue from the sale of out-of-home advertising. Eye Corp’s advertising revenues are a function of overall outdoor advertising demand and rates. Eye Corp’s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp’s displays.

Foreign currency effects

Our Australia, United States, United Kingdom and Turkey operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar, United Kingdom Pound, United States dollar and New Turkish Lira, respectively. A decline in value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the Canadian dollar has the opposite effect. During fiscal 2007, the Canadian dollar depreciated against the Australian dollar by 6% and against the New Turkish Lira by 5% as compared to currency translation rates for the same period in the prior year.

Seasonality

Our advertising revenues are seasonal. Revenues are typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

ACQUISITIONS AND DIVESTITURES

We have made a number of acquisitions and divestitures that affect the comparability of our results from period to period.

•
In August 2007, we, along with Goldman Sachs Capital Partners (“Goldman Sachs”), completed our acquisition of Alliance Atlantis Communications Inc. (“Alliance Atlantis”)  Concurrently with the completion of the acquisition, the Alliance Atlantis broadcasting, entertainment and movie distribution businesses were reorganized and split into separate groups.  We do not have any continuing interest in the entertainment and movie distribution businesses but hold two thirds of the voting shares and approximately 35% equity interest in CW Investments Co. (CW Investments), the parent company of CW Media Holdings Inc. (CW Media), which indirectly holds the broadcast operations.  The principal business of Alliance Atlantis broadcast operations is the operation of 18 specialty television channels in Canada.  These operations are held in trust subject to Canadian Radio-television and Telecommunications Commission (“CRTC”) approval of our application for change of control.  We have consolidated this investment, however, the operations in trust are equity accounted.  See note 2 of the Audited Consolidated Financial Statements for the years ended August 31, 2007 and 2006 which sets out the assets and liabilities acquired.

•
In July 2007, CanWest MediaWorks Limited Partnership (“Limited Partnership”) redeemed its Class A partnership units thereby completing the purchase of the 25.8% interest that was owned by the CanWest MediaWorks Income Fund.   Because these operations were already consolidated in our audited consolidated financial statements, this transaction does not have a significant impact on our consolidated results of operations.  The financing for the transaction has increased our consolidated long term debt.

▪	In June 2007, we completed the sale our New Zealand television and radio segments.
•	During 2007, we completed the purchase of The New Republic, a bi-weekly subscription magazine in the United States.
•	During 2007, Eye Corp completed the 100% purchases of Ultimate Media Group in Australia and Foxmark Media Group in the United States.
•	In August 2006, we completed the sale of TV3 Ireland.
In June and July 2006, Eye Corp acquired the remaining 50% of Eye Outdoor Pty Limited, 100% of Outdoor Plus Pty Limited and 100% of Eye Corp (USA) Inc. (formerly Media Choice).
•	In April 2006, we acquired economic control of the assets and operations of four radio stations in Turkey.
•
In September 2005, we acquired a radio licence to operate a station in the Solent region of the United Kingdom. This radio station, Original 106 FM, commenced operations in October, 2006. In September 2006, we were awarded a second radio broadcast licence in the United Kingdom in Bristol which began operations in fiscal 2007.  In January 2007, we were awarded a third radio broadcast licence in the United Kingdom in Aberdeen, which launched in October 2007.

•
In October 2005, we completed the initial public offering of the CanWest MediaWorks Income Fund, which reduced our ownership of our publishing operations and certain shared services from 100% to 74.2%.

▪
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

Goodwill and Intangible Assets

We estimate the useful lives of intangible assets primarily based on their contractual terms and renewability, and on historical customer turnover rates. Significant changes in these factors could result in changes to the life of intangible assets. As at August 31, 2007 we had $1,168 million of indefinite life intangible assets and $120 million of finite life intangible assets.

In performing the annual impairment testing of goodwill and indefinite life intangible assets, we make a number of assumptions and estimates in determining fair value. The fair value definition used is the amount at which an asset or reporting unit could be bought or sold in a current transaction between arms length parties. The determination of that fair value is performed using one or a combination of valuation techniques. Valuation for indefinite life broadcast licences have been determined using an income approach and, more specifically, the “Greenfield Approach” in which the value is determined based on the present value of the required resources and eventual returns from the build out of an operational network and the acquisition of advertisers, starting with only the broadcast licences as assets. The valuation of mastheads and brands are performed using a relief from royalty methodology. For the valuation of goodwill we utilize a combination of a market approach and an income approach. The market approach is used where comparable public market data is available. In applying the income approach we estimate future cash flows for the reporting unit based on our business plans as well as a consideration of expected industry growth rates and inflation rates. In addition, an estimate of the residual value for the reporting unit is made considering precedent transactions for comparable companies and other market factors. The value of the reporting unit is determined based on the present value of these cash flows discounted using an appropriate risk-based rate of return. Had different assumptions or valuation techniques been used in performing the impairment testing at August 31, 2007, the carrying value of intangibles and goodwill might have been different. As at August 31, 2007 we had $1,288 million of intangibles and $2,337 million of goodwill on our balance sheet.

The valuation of our Canadian television segment with a goodwill balance of $481 million was based on business plans that anticipate achieving improved profitability over the next three years. Failure to achieve the targets established in the business plan may result in a goodwill impairment.

Income Taxes

We are subject to income taxes in Canada and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Management uses judgment and estimates in determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability. Actual income taxes could significantly vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. Our income tax expense was $94 million for the year ended August 31, 2007. Future tax assets were $204 million, while future tax liabilities were $144 million at August 31, 2007. See note 13 to our audited consolidated financial statements. Accounting for Pension and Other Benefit Plans

The cost of defined benefit pension and other retirement benefits earned by employees is calculated based on management’s estimates of expected plan investment performance, salary escalation, retirement ages of employees, the discount rate used in measuring the liability and expected health care costs. For fiscal 2007 and 2006, based on the investment mix, current yields and experience, management estimated the long-term rate of return on plan assets to be 7.25%. For the same periods, the discount rate used in measuring the liability was 5.60% and 5.75%, respectively. The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. For fiscal 2007 and 2006, management assumed that salaries would increase by 3.70% and 3.00%, respectively. The defined benefit pension and other retirement benefit expense we recorded for the year ended August 31, 2007 was $35 million. As at August 31, 2007 our total plan assets were $407 million, our obligations were $541 million resulting in an aggregate plan deficit of $134 million. For accounting purposes the effect of certain items which impact the valuation of the liability are deferred and amortized over the average remaining service life of our employees. As at August 31 the total of these amounts which reduces our liability for accounting purposes is $112 million which is being amortized over 12 years for pension plans and 16 years for post-retirement benefit plans. Use of different assumptions would vary results. Broadcast Rights

At August 31, 2007, we had $209 million in broadcast rights. Broadcast rights represent the right to air various forms of programming. Broadcast rights and the corresponding payable are recorded when the licence period begins and the programs are available for air. Foreign programming is primarily acquired on a “pay-for-play” basis and is immediately aired, while some foreign and most domestic programming may be carried in inventory and amortized over a series of plays. Management must use estimates and judgment in determining the useful lives and carrying values of broadcast rights. Estimates of useful life relates to the expected number of plays over which the cost of acquiring the rights are amortized, while estimates of value primarily relate to the time slots in which the programs will be aired. Inventories are reviewed regularly to ensure that the net realizable value of the broadcast rights exceeds their book value.

Puttable Interest in Subsidiary

We along with Goldman Sachs have agreed to certain put rights and call rights with respect to Goldman Sachs’ $481 million interest in the common shares of CW Investments, which are exercisable in 2011, 2012 and 2013 subject to certain restrictions.  Under this agreement, the future cash payment to Goldman Sachs under the put and call provisions will be determined by a formula which varies based upon the combined segment operating profit of our Canadian television segment plus the operating profit from CW Media’s specialty television operations.  Estimates of the combined operating profit and the timing of the payments affect the estimate of the rate of accretion and the use of different assumptions would vary the results.

In 2011, subject to any necessary regulatory approvals, we are required to effect the combination of CW Media and our Canadian television segment.   The relative ownership interests in the combined company will be calculated based upon an enterprise value which is determined based on a multiple of the combined segment operating profit for the twelve months ended March 31, 2011 less the consolidated net indebtedness of CW Investments at that time. The Goldman Sachs share is determined based upon a rate of return which is varies based on the combined segment operating profit.

In each of 2011, 2012 and 2013 we will have the right to cause CW Investments to purchase (or it may purchase itself) up to 100% of Goldman Sachs’ interest in CW Investments, subject to CW Investments remaining below a maximum consolidated leverage ratio where less than 100% of the Goldman Sachs interest is acquired (the “call right”).  In the event that we or CW Investments do not exercise its call right with respect to at least 50% of Goldman Sachs’ interest in 2011, Goldman Sachs has the right to require CW Investments to acquire interests, which, together with any interests purchased pursuant to our call in 2011, would equal up to 50% of Goldman Sachs’ interest, subject to CW Investments remaining below a maximum consolidated leverage ratio.  Goldman Sachs also has the right to require CW Investments to purchase any remaining interests that it holds in 2013.  In the event that we or CW Investments have not acquired 100% of the Goldman Sachs interest by the expiry date of the last put right in 2013, then Goldman Sachs will be entitled to sell CW Investments, subject to our right of first offer failing which Goldman Sachs will have the right to require CW Investments to effect an initial public offering of CW Investments to effect its exit.

For purposes of determining the pricing under the put and call rights, regardless of actual results, we and Goldman Sachs have agreed to certain minimum amounts of combined earnings before interest, taxes, depreciation and amortization in each of 2011, 2012 and 2013.  No such minimum will apply for purposes of determining the value applicable on exercise of Goldman Sachs’ put rights, except that if the put is exercised in 2011, the value will be based upon an agreed total enterprise value of no less than $2.5 billion less the consolidated net indebtedness of CW Investments as at March 31, 2011.

The puttable interest in the subsidiary is classified as a financial liability in the balance sheet based on the terms and conditions associated with the put rights.   The liability will accrete at 17% per annum based on our expected settlement in 2011 and 2013.

CHANGES IN ACCOUNTING POLICIES

The Emerging Issues Committee of the Accounting Standards Board of the Institute of Chartered Accountants of Canada has issued EIC 162, Stock-Based Compensation for Employees Eligible to Retire Before Vesting Date, (“EIC 162”) which we applied in our second quarter.  EIC 162 prescribes that the stock based compensation expense for employees who will become eligible for retirement during the vesting period should be recognized over the period up to the eligible retirement date.  In addition, if the employee is eligible for retirement on the grant date, the entire stock based compensation expense should be recognized on the grant date.  The implementation of EIC 162 did not have a material impact on our consolidated financial statements.

FORTHCOMING CHANGES IN ACCOUNTING POLICIES

Financial Instruments, Hedges and Comprehensive Income

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) has issued CICA 3855, Financial Instruments - Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which we must apply in our fiscal year beginning on September 1, 2007.

A new statement entitled “Consolidated Statements of Comprehensive Earnings (Loss)” will be added to our consolidated financial statements and will include net earnings as well as other comprehensive earnings such as changes in the currency translation adjustment relating to self-sustaining foreign operations, unrealized gains or losses on available-for-sale investments and the effective portion of gains or losses on derivatives designated as cash flow hedges.  Accumulated other comprehensive earnings will form part of shareholders’ equity.

Under these standards, all of our financial assets will be designated as available-for-sale or as loans and receivables, with the exception of cash which will be designated as held-for-trading.  We have determined that none of our financial liabilities will be designated as held-for-trading.  Available for sale investments will be carried at fair value on the consolidated balance sheets, with changes in fair value recorded in other comprehensive earnings.  Loans and receivables and all financial liabilities will be carried at amortized cost using the effective interest method.  The impact of the classification provisions of the new standards will be an adjustment of the carrying value of the available-for-sale investments to fair value and is estimated to be a decrease of $1.8 million, with a corresponding decrease in opening accumulated other comprehensive earnings, net of income taxes of approximately $0.3 million.

All derivatives, including embedded derivatives that must be accounted for, will be measured at fair value with changes in fair value recorded in the consolidated statements of income unless they are effective cash flow hedging instruments.  The changes in fair value of cash flow hedging derivatives will be recorded in other comprehensive earnings, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of earnings.  Any hedge ineffectiveness will be recognized into net earnings immediately.  The changes in fair value of fair value hedging derivatives will be recorded in the income statement with a corresponding gain or loss on the re-measurement of the hedged item attributable to the hedge risk.  The impact of the hedging derivatives on September 1, 2007 will be recognized in opening deficit, and opening accumulated other comprehensive earnings, as appropriate.  The impact of the hedging derivatives on the consolidated financial statements on September 1, 2007 is estimated to be a decrease in derivative instruments of approximately $30.9 million, with a corresponding decrease in opening accumulated comprehensive earnings, net of income taxes of approximately $10.0 million.  We have determined that there is no material effect on retained earnings.

We are still evaluating the allowable alternatives under the new standards on the treatment of transactions costs directly attributable to financial assets and liabilities and as such we have not made a final selection of a policy with respect to these costs.

OPERATING RESULTS

Introductory Note

•
Segment operating profit. In the discussion that follows, we provide information concerning our segment operating profit.   See note 24 to our audited consolidated financial statements.  Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

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

Fiscal 2007 Compared to Fiscal 2006

Following is a table summarizing segmented results for the year ended August 31, 2007 and August 31, 2006.  See note 24 to our audited consolidated financial statements:

	Revenue		Segment Operating Profit
	2007	2006(1)	2007	2006(1)
	$000	$000	$000	$000
Operating Segments

Publishing	1,285,298	1,261,753	269,096	248,429
Television
Canada	683,035	657,876	61,266	31,487
Australia	738,475	656,306	205,251	197,229
	1,421,510	1,314,182	266,517	228,716
Radio
Turkey	14,920	5,726	5,832	2,610
United Kingdom	1,125	-	(5,026)	-
	16,045	5,726	806	2,610

Outdoor	146,226	109,051	416	19,593
Inter-segment revenue elimination	(3,797)	(4,899)	-	-
Corporate and other	-	-	(32,958)	(33,205)
Corporate development	-	-	(16,910)	(6,723)
Total revenue	2,865,282	2,685,813
Operating income before amortization			486,967 (2)	459,420 (2)
(1) Revised to reflect the classification of our New Zealand Television and Radio segments as discontinued operations.
(2) See “Reconciliation of Non-GAAP Financial Measures.”

Consolidated Results

Revenues. Consolidated revenues of $2,865 million for the year ended August 31, 2007, increased $179 million, or 7%, from $2,686 million for the year ended August 31, 2007. Revenues for the year ended August 31, 2007 reflected increases in all our operations with the international media operations increasing by 17%, Canadian television increasing by 4% and Publishing increasing by 2%. The increase in the international operations in part reflects the strengthening Australian dollar and New Turkish Lira against the Canadian dollar.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization for the year ended August 31, 2007 increased $152 million, or 7%, to $2,378 million from $2,226 million in fiscal 2006. This increase reflects local currency expense increases in all operations.

Operating income before amortization. Consolidated operating income before amortization for the year ended August 31, 2007 increased by $28 million, or 6%, to $487 million from $459 million for fiscal 2006. The increase in operating income before amortization reflects local currency increases in our Publishing, Canadian and Australian television and Turkish radio segments partially offset by a decline in our Outdoor segment.

Amortization. Amortization of intangibles was $6 million for the year ended August 31, 2007 compared to $11 million for fiscal 2006. Amortization of intangibles decreased because one intangible asset was fully amortized in the second quarter of 2006. Amortization of property plant and equipment was $92 million for the year ended August 31, 2007 compared to $86 million for fiscal 2005, reflecting additions made during both fiscal 2007 and 2006.

Interest expense. Interest expense was $190 million for the year ended August 31, 2007 compared to $183 million in fiscal 2006, primarily reflecting the increased debt level and increases in interest rates.

Amortization of deferred financing cost. Amortization of deferred financing costs was $13 million for the year ended August 31, 2007 compared to $6 million in fiscal 2006, primarily reflecting the new financing completed during the year which resulted in a write down of previously deferred costs.

Interest rate and foreign currency swap losses. For the year ended August 31, 2007, we recorded a net gain of $16 million consisting of a gain on a swap settlement of $23 million offset by a loss to adjust the book value of certain swap instruments to fair value at the balance sheet date.   Swaps that do not qualify for hedge accounting, primarily because the related debt has been settled, are marked to fair value through earnings. For the year ended August 31, 2006, we recorded losses of $139 million to adjust the book value of certain swap instruments to fair value at the balance sheet date.

Accretion of long term liabilities.  For the year ended August 31, 2007, we have recorded an accretion expense of $4 million as we have recorded certain liabilities at their discounted present value which must be accreted to their stated value over the term of these liabilities.

Foreign exchange losses. We recorded foreign exchange gains of $10 million for the year ended August 31, 2007, related to our inter-company advances to our Turkish operations as a result of the strengthening New Turkish Lira relative to the Canadian dollar and certain debt denominated in U.S. dollars as a result of the strengthening Canadian dollar. The foreign exchange gains on the inter-company advances are realizable on a current basis because the intention is that the inter-company loans will be repaid.

Investment gains. We recorded investment gains of $8 million for the year ended August 31, 2007, compared to investment gains of $102 million for fiscal 2006. The gain in fiscal 2007 primarily related to the sale by Network TEN of its Malaysian investment. The gain for fiscal 2006 primarily relates to the dilution gain of $101 million recorded on the sale of 25.8% of the Limited Partnership to the CanWest MediaWorks Income Fund.

Loss on debt extinguishment. During fiscal 2006, we completed a tender offer through which we retired substantially all of our 10.625% Subordinated Debentures due May 2011 and our 7.625% Subordinated Debentures due April 2013. The excess of the cost of the tender offer over the book value of the old debt together with certain costs of settling the debt has been charged to earnings for the year ended August 31, 2006 as a loss on debt extinguishment of $117 million.

Income taxes. Our income tax expense was $94 million for the year ended August 31, 2007 compared to income tax recoveries of $88 million for fiscal 2006. The effective tax rate for the year ended August 31, 2007 was above our statutory rate of 34% due to adjustments in the income tax expense including: $31 million related to uncertain tax positions, $7 million related to non-deductible expenses and withholding taxes, $6 million related to a taxable dividend from related parties offset by  $17 million related to the allocation of limited partnership earnings to the minority interest and  $10 million due to foreign income tax rates being lower than Canadian income tax rates.  See note 13 of our consolidated financial statements for the income tax rate reconciliations.

Minority interest. For the year ended August 31, 2007, we recorded minority interest charges related to the 43.6% minority interest in TEN Holdings of $50 million and the 25.8% minority interest in the Limited Partnership of $52 million up to the privatization date. The minority interest charge related to TEN Holdings decreased by 7% for the year ended August 31, 2007 as a result of decreased net earnings and the Limited Partnership minority interest charge increased by 20% due to increased earnings for the period in which 25.8% was owned by the CanWest MediaWorks Income Fund.

Net earnings from continuing operations. Our net earnings from continuing operations for year ended August 31, 2007 were $19 million compared to a loss of $3 million for fiscal 2006.

Discontinued operations. Earnings from discontinued operations were $11 million for year ended August 31, 2007 compared to $24 million for fiscal 2006. The earnings in fiscal 2007 reflect the New Zealand television and radio segments which were sold in June 2007 and the two Canadian radio stations that were sold in July 2007.  Earnings from discontinued operations in fiscal 2006 also include the operations TV3 Ireland which was sold on August 31, 2006. The sale transaction for the New Zealand operations and the two Canadian radio stations resulted in gains on sale of $246 million and $5 million, respectively.  The sale transaction for TV3 Ireland which closed August 31, 2006 resulted in a gain on sale of $164 million, net of tax of $6 million.

Net earnings. Our net earnings for the year ended August 31, 2007 were $281 million compared to $190 million for fiscal 2006.

Segmented Results

Publishing

Revenue. Publishing revenues for the year ended August 31, 2007 increased by $23 million, or 2%, to $1,285 million, compared to revenues of $1,262 million for fiscal 2006. Advertising revenues increased by 2% as a result of growth in revenues from inserts and national advertising offset by reduced classified advertising revenues. Growth in online classifieds offset declines in print classifieds and on a combined basis print and online classified revenue increased by 1%. While circulation volume declined by 4% for the year ended August 31, 2007 as compared to fiscal 2006, circulation revenue increased by 2% as a result of higher average per copy prices. Circulation revenue as a percentage of total revenues for the publishing segment was approximately 20% for the years ended August 31, 2007 and 2006. For fiscal 2008, we expect modest growth in advertising revenues to continue as a result of increased insert volumes and the expansion of printed publications through national supplements and themed special sections, partially offset by a continuation of the reduced level of activity in classified advertising.  Circulation revenues are expected to reflect the continuing trend of slightly increased per copy pricing offset by reduced circulation volume.  Interactive revenues are expected to continue to grow as a result of growth in advertising revenues on the canada.com network of sites and increased subscription revenue from FPInfomart.

Operating expenses. Compared to the prior fiscal year, operating expenses of our publishing operations decreased by $2 million for the year ended August 31, 2007. This reflected higher payroll costs, caused by normal inflationary increases and increased distribution costs resulting from higher insert volumes, increased fuel and labour costs, offset by a reduction of employee severance which amounted to $5 million in fiscal 2006. Newsprint pricing and consumption decreased by 4% and 2%, respectively for the year ended August 31, 2007 compared to fiscal 2006.  For fiscal 2008, we expect expenses to increase due to normal inflationary pressures.

Segment operating profit. Our publishing operations had an increase of $21 million, or 8%, in segment operating profit, to $269 million for the year ended August 31, 2007 compared to $248 million for fiscal 2006. The fiscal 2006 results included operating losses of $10 million relating to Dose and Metro, newspaper start up operations which have been discontinued, and employee severance costs in the amount $5 million.

Canadian television

Revenues. For the year ended August 31, 2007, revenues of $683 million from our Canadian television operating segment were $25 million, or 4%, higher than fiscal 2006.

The Canadian television segment recorded a 3% increase in airtime revenues for the year. The increase in advertising revenues was primarily attributable to the stronger programming schedule of our conventional television stations. Prison Break, 24, House and Survivor continue to be strong ratings performing programs.  As well, in the past year, we acquired a number of promising new programs including Deal or No Deal Canada and Heroes. Recent ratings have shown that our conventional stations have an increased number of programs in the top ten in our markets.  This bodes well for modest increases in advertising revenues for fiscal 2008.

Subscriber revenues from our specialty channels increased by 10% for the year ended August 31, 2007 as compared to fiscal 2006, reflecting a 10% increase in subscribers.

Operating expenses. For the year ended August 31, 2007, operating expenses (including selling, general and administrative expenses) of our Canadian television operations of $622 million were $3 million, or 1%, lower than the prior year, primarily as a result of an increase in program amortization offset by decreased promotion expenses and severance costs. For fiscal 2008, we expect our program amortization expense to increase relative to fiscal 2007 as the cost of programming continues to increase.

Segment operating profit. Canadian television segment operating profit of $61 million for the year ended August 31, 2007 was 95% higher than fiscal 2006 as a result of the revenue increases and the reduction in operating expenses described above.

Australian television

Revenues. Segment revenues increased by 13% to $738 million for the year ended August 31, 2007, from $656 million in the prior year. In local currency, revenues increased 8% for the year ended August 31, 2007, reflecting Network TEN’s strong ratings and a recovering advertising market. Network TEN’s ratings remained strong for the year ended August 31, 2007 compared to the prior year.  The effect of the strengthening local currency relative to the Canadian dollar added $27 million to revenue for the year ended August 31, 2007.

Operating expenses. Segment operating expenses increased by $74 million, or 16%, to $533 million for the year ended August 31, 2007 as compared to fiscal 2006. This primarily reflects a 11% increase in operating expenses in local currency, primarily as a result of investments in new programs and the costs related to the introduction of a new digital media strategy.

Segment operating profit. Segment operating profit increased by 4% to $205 million for the year ended August 31, 2007, compared to $197 million for fiscal 2006.

Turkey radio

Our Turkish radio operations commenced on April 14, 2006. During the year ended August 31, 2007, segment revenues were $15 million and segment operating profit was $6 million.

United Kingdom radio

Our United Kingdom radio operations commenced on October 1, 2006 with the launch of Original 106 FM in the Solent region.   In May 2007, we launched a second radio station in Bristol.  During the period ended August 31, 2007, segment revenues were $1 million and segment operating expenses were $6 million, resulting in a segment operating loss of $5 million.  These results are in line with our expectations for start-up operations.

Outdoor advertising

Revenue from our Outdoor advertising segment increased by 34%, or $37 million, to $146 million for the year ended August 31, 2007 as compared to fiscal 2006. The increase reflected 28% growth in revenue in local currency driven by additional inventory as a result of acquisitions. Our segment operating profit from the Outdoor advertising operations was less than $1 million for the year ended August 31, 2007 as compared to $20 million in fiscal 2006 due primarily to development costs arising from expansion activities. In December 2006, Eye Corp’s U.S. subsidiary acquired Foxmark Media LLC which controls displays in 70 shopping malls in the United States.  With this acquisition, Eye Corp’s U.S. subsidiary controls displays in a network of almost 300 shopping malls across the United States.

Corporate and other

Corporate and other expenses remained at $33 million for the year ended August 31, 2007 as compared to fiscal 2006.

Corporate development

We expense costs relating to specific corporate development activities.  For the year ended August 31, 2007, corporate development related expenses increased by $10 million to $17 million from $7 million in fiscal 2006. In fiscal 2007, we incurred expenses relating to the exploration of strategies with respect to our investment in Network TEN, costs associated with unsuccessful license applications in the United Kingdom, the Hollinger arbitration hearings and the settlement and cancellation of the performance unit incentive plan previously offered by the Limited Partnership.  In fiscal 2006, the corporate development expenses related to settlement of an arbitration award relating to the Jerusalem Post and costs associated with unsuccessful license applications in the United Kingdom.

Fiscal 2006 Compared to Fiscal 2005

Following is a table summarizing segmented results for the year ended August 31, 2006 and August 31, 2005.  See note 24 to our audited consolidated financial statements:

	Revenue		Segment Operating Profit
	2006(1)	2005(1)	2006(1)	2005(1)
	$000	$000	$000	$000
Operating Segments

Publishing	1,261,753	1,229,467	248,429	254,875
Television
Canada	657,876	697,090	31,487	126,425
Australia	656,306	783,315	197,229	293,528
	1,314,182	1,480,405	228,716	419,953

Radio -Turkey	5,726	-	2,610	-

Outdoor	109,051	107,790	19,593	23,173
Inter-segment revenue elimination	(4,899)	(1,600)	-	-
Corporate and other	-	-	(33,205)	(32,065)
Corporate development	-	-	(6,723)	-
Total	2,685,813	2,816,062	459,420	665,936
Ravelston management contract termination			-	(12,750)
Operating income before amortization			459,420 (2)	653,186 (2)

(1)	Revised to reflect the classification of our New Zealand Television and Radio segments as discontinued operations.
(2)      See Reconciliation of Non-GAAP Financial Measures.

Consolidated Results

Revenues. Consolidated revenues of $2,685 million for the year ended August 31, 2006, declined $130 million, or 5% from $2,816 for the year ended August 31, 2005. Revenues for the year ended August 31, 2006 reflected a 13% decrease in revenues from international media operations and a 6% decrease for Canadian television revenues, which were partially offset by a 3% increase in Canadian publishing revenue. The decrease in the international operations in part reflects the strengthening of the Canadian dollar against the Australian dollar.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization for the year ended August 31, 2006 increased $76 million or 4% to $2,226 million from $2,150 million in fiscal 2005. This increase reflects local currency expense increases in all operations partially offset by the effect of the strengthening Canadian dollar on conversion of operating expenses of our international operations.

Ravelston management contract termination.  In fiscal 2005, we incurred a charge of $13 million related to the termination of our Ravelston management contract

Operating income before amortization. Consolidated operating income before amortization for the year ended August 31, 2006 decreased by $194 million or 30% to $459 million from $653 million for fiscal 2005.  The decrease in operating income before amortization reflects reduced operating results as well as the impact of the strengthening Canadian dollar on conversion of results of our international media operations. Utilizing the prior year’s currency translation rates in translating fiscal 2006 results to Canadian dollars would have increased current year operating income before amortization by $16 million.

Amortization.  Amortization of intangibles was $11 million for the year ended August 31, 2006 compared to $18 million for fiscal 2005.  Amortization of intangibles decreased because one intangible asset related to our acquisition of our Publishing operations in 2000 was fully amortized in the second quarter of 2006.  Amortization of property plant and equipment was $86 million for the year ended August 31, 2006 compared to $83 million for fiscal 2005, reflecting additions made during both fiscal 2006 and 2005.

Interest expense.  Interest expense was $183 million for the year ended August 31, 2006 compared to $239 million in fiscal 2005, primarily reflecting a reduced level of debt as a result of our repayment of debt in both fiscal 2006 and 2005.

Interest rate and foreign currency swap losses.  For the year ended August 31, 2006, we recorded losses of $139 million to adjust the book value of certain swap instruments to fair value at the balance sheet date.  Swaps that do not qualify for hedge accounting, primarily because the related debt has been settled, are marked to fair value through earnings.  There was a substantial increase in the notional amount of such overhanging swaps in the first quarter as a result of the debt settled.  A number of swaps were also settled in the first quarter as described in the “CanWest MediaWorks Income Fund and related transactions” section, which reduced our exposure to fluctuations in fair value.  This compared to losses of $121 million in fiscal 2005.

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

Income taxes.  Our income tax recovery was $88 million for the year ended August 31, 2006 compared to income tax expenses of $10 million for fiscal 2005. The effective tax rate for the year ended August 31, 2006 was below our statutory rate of 34% due to adjustments in the income tax expense including: $46 million related to the non-taxable dilution gain, $15 million recovery due to the resolution of certain tax disputes, $16 million related to the allocation of limited partnership earnings to the minority interest, the effect of non-taxable capital gains of $2 million, the effect of a decrease in future tax rates of $5 million, $7 million related to the effect of valuation allowance on future tax assets and  $8 million due to foreign income tax rates being lower than the Canadian income tax rates partially offset by a provision of $6 million related to non deductible expenses and $3 million related to non deductible foreign exchange losses. See note 13 of our consolidated financial statements for the income tax rate reconciliations.

Minority interest.  For the year ended August 31, 2006, we recorded minority interest charges related to the 43.6% minority interest in Network TEN of $54 million and the 25.8% minority interest in the Limited Partnership of $43 million.  The minority interest charge related to Network TEN decreased by 40% for the year ended August 31, 2006, as a result of decreased net earnings for each of this entity. There was no minority interest charge related to the Limited Partnership during fiscal 2005 because it was wholly owned to October 12, 2005.

Net earnings from continuing operations. Our net earnings from continuing operations for year ended August 31, 2006 were $3 million, compared to a net loss of $25 million for fiscal 2005.

Discontinued operations.  Net earnings from discontinued operations were $24 million for year ended August 31, 2006 compared to $30 million for fiscal 2005. These earnings reflect the results of operations of TV3 Ireland which was sold on August 31, 2006 as well as the results of our New Zealand television and radio segments and our two Canadian radio stations which we sold during fiscal 2007. In addition, the sale transaction for TV3 Ireland closed August 31, 2006 which resulted in a gain on sale of $164 million, net of tax of $6 million.

Net earnings. Our net earnings for the year ended August 31, 2006 were $190 million, compared to $5 million for fiscal 2005.

Segmented Results

Publishing
Revenue.  Publishing revenues for the year ended August 31, 2006 increased by $32 million, or 2%, to $1,262 million, compared to revenues of $1,229 million for fiscal 2005. Advertising revenues increased by 2% as a result of increased revenue from inserts, national and retail advertising which more than offset a slowdown in classified advertising revenues. Total lineage sold decreased by 2% while average rates increased by 3% for fiscal 2006 as compared to fiscal 2005. Significant growth in online classified revenue partially offset declines in print classified revenue.  While circulation volume declined by 3% for the year ended August 31, 2006 as compared to fiscal 2005, circulation revenue remained constant as a result of higher average per copy prices. Circulation revenue as a percentage of total revenues for the newspaper and interactive segment was approximately 20% for the year ended August 31, 2006 compared to 21% for fiscal 2005.

Operating expenses. Compared to the same period last year, operating expenses of our Publishing operations increased by $39 million or 4% for year ended August 31, 2006. This reflected higher payroll costs, expenses related to the introduction of new interactive products and increased distribution costs resulting from higher insert volumes and increased fuel prices.  In addition, fiscal 2006 included increased employee severance costs of $6 million related to terminations that occurred during the year.  Newsprint pricing increased by 4% for the year ended August 31, 2006 compared to fiscal 2005. This price increase was fully offset by a 5% reduction in newsprint consumption. As a result of cost containment initiatives implemented in the second quarter of fiscal 2006, the pace of expense increases was significantly reduced for the latter half of fiscal 2006.

Segment operating profit. Our Publishing operations had a decrease of $6 million, or 3% in segment operating profit to $248 million for the year ended August 31, 2006 compared to $255 million for fiscal 2005.  These results included operating losses of $12 million relating to Dose and Metro, our newspaper start up operations compared to $8 million for fiscal 2005, and the increase in employee severance of $6 million for the year ended August 31, 2006.  During the third quarter, we ceased production of the printed publication of Dose while moving dose.ca to the interactive division. This contributed to improved segment operating profit relative to the prior year for the fourth quarter of fiscal 2006.

Canadian Television
Revenues. For the year ended August 31, 2006, revenues from our Canadian Television operating segment of $658 million were $39 million, or 6% lower than fiscal 2005.  The revenue comparison in fiscal 2006 was affected by declines in production revenue in fiscal 2006 relative to fiscal 2005 of $12 million as a result of the discontinuation of certain production activities at the end of fiscal 2005.

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

Operating expenses. For the year ended August 31, 2006, operating expenses  of our Canadian television operations of $626 million were $56 million, or 10% higher than the prior year, primarily as a result of an increase in program amortization and promotion expenses as a result of expenditures targeted to improve our ratings. In addition, operating expenses for fiscal 2006 were affected by increased employee severance costs of $5 million. In fiscal 2005 operating expenses included $10 million related to the production activities which were discontinued at the end of fiscal 2005. For fiscal 2007, we expect our program amortization expense to increase but at much lower levels relative to fiscal 2006.

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

Outdoor Advertising

Revenue from our Outdoor advertising segment increased by 1% or $1 million to $109 million for the year ended August 31, 2006 as compared to fiscal 2005.  This increase reflected 10% growth in revenue in local currency driven by additional inventory as a result of acquisitions and stronger airport advertising revenues offset by the weakening Australian dollar. Our segment operating profit from the Outdoor Advertising operations decreased by 15% to $20 million for the year ended August 31, 2006 as compared to $23 million in fiscal 2005.  Continued investment in expansion opportunities and the weakening Australian dollar resulted in this decrease in the segment operating profit.

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

Corporate development

In fiscal 2006, the expenses related to a settlement of an arbitration award relating to the Jerusalem Post and costs associated with unsuccessful license applications in the United Kingdom.

CONSOLIDATED QUARTERLY FINANCIAL RESULTS

For the three month periods ended (in thousands of dollars, except as noted)
(unaudited)

2007	31 – Aug	31 – May	28 – Feb	30 – Nov
Revenue	678,649	738,093	643,683	804,857
Operating income before amortization	76,943	121,540	79,984	208,500
Net earnings (loss) from continuing operations	(53,024)	5,905	6,463	59,237
Net earnings (loss)	197,741	8,877	8,171	66,322
Cash flow from continuing operating activities	122,280	27,817	107,398	(23,726)
Cash flow from operating activities	131,615	38,486	115,007	(12,399)

2006(1)	31 – Aug	31 – May	28 – Feb	30 – Nov
Revenue	610,408	687,064	600,217	788,124
Operating income before amortization	65,131	107,108	73,174	214,007
Net earnings (loss) from continuing operations	(11,239)	13,716	(17,193)	17,777
Net earnings (loss)	156,480	19,181	(14,602)	29,137
Cash flow from continuing operating activities	115,543	6,233	12,721	(77,635)
Cash flow from operating activities	126,572	11,043	23,176	(65,314)

(1)  Revised to reflect the classification of New Zealand television and radio segments as discontinued.

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

We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategies. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facilities or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of non-core assets, and may, if a suitable opportunity arises, sell certain non-core assets.

For fiscal 2008 we expect our major non-operating cash requirements to include capital expenditures of approximately $140 million and repayment of $9 million in principal payments on long-term debt due in fiscal 2008. Of these amounts $80 million in capital expenditures will be made by our subsidiaries which are guarantors under our senior credit facilities. We expect to meet our cash needs for fiscal 2008 primarily through a combination of operating cash flow, cash on hand and our credit facilities.

Sources of Funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At August 31, 2007, we had cash on hand of $137 million including $11 million of Limited Partnership cash, $86 million CW Media cash and $20 million of TEN Holdings cash.  A substantial portion of the CW Media cash will be utilized to pay transaction and restructuring costs.   We generated cash flow from operating activities of continuing operations of $234 million for the year ended August 31, 2007.

In addition to the above sources of liquidity, we had unused borrowing capacity under our revolving credit facility of $345 million at August 31, 2007. TEN Holdings had unused borrowing capacity of A$455 million under its credit facilities at August 31, 2007.  The Limited Partnership has an additional $164 million available under its credit facilities and CW Media has $50 million available under its credit facility at August 31, 2007.

Investment activities

In June 2007, we completed the sale of our interest in CanWest MediaWorks (NZ) and received proceeds, including a special dividend, totalling $310 million.    In July 2007, we completed the sale of our two Canadianradio stations and received net proceeds of $15 million.  We have applied the proceeds of these transactions to reduce advances under our senior credit facility.

On August 31, 2006 we closed the sale of our interest in TV3 Ireland, resulting in a gain on sale of $164 million net of tax of $6 million. Net proceeds of $179 million were held in cash at August 31, 2006 and applied to reduce advances under our senior credit facility in September 2006.

In October 2005, we received proceeds of $1,340 million from the Limited Partnership which consisted of $517 million relating to the proceeds received from the initial public offering of the Fund and $823 million related to new debt obtained by the Limited Partnership

Uses of Funds

Capital Expenditures

In fiscal 2007, our capital expenditures amounted to $104 million. Of these capital expenditures, $30 million related to the guarantors under our senior credit facilities.  In fiscal 2006, our capital expenditures amounted to $80 million.  Of these capital expenditures $38 million related to the guarantors under our senior credit facilities. In fiscal 2008, we expect to increase our capital expenditures to approximately $140 million of which approximately $80 million will relate to the guarantors under our credit facilities. Capital expenditures in fiscal year 2005 were $88 million.

Investment activities

In August 2007, we along with Goldman Sachs Capital Partners completed the acquisition of Alliance Atlantis.  Immediately subsequent to the purchase, Alliance Atlantis was reorganized into its broadcast, entertainment and movie distribution businesses.  As agreed to between us and Goldman Sachs, the purchase price allocated to the broadcast business was $1,487 million.  The acquisition was financed through our investment of $262 million for our 35% economic interest and a 67% voting interest, Goldman Sachs’ contribution of $481 million, a term loan under a senior secured credit facility of US$446 million and senior unsecured interim loans of US$299 million.  The television operations of the broadcast business are currently held in trust subject to approval of the transaction by the CRTC.

On July 10, 2007, we completed the purchase of the 25.8% of the Limited Partnership previously owned by the CanWest MediaWorks Income Fund for $497 million.  The purchase price and the concurrent refinancing of the Limited Partnership’s existing credit facility were funded using a short-term loan facility that was subsequently repaid with the proceeds of new senior secured and senior subordinated unsecured credit facilities and a US$400 million offering by the Limited Partnership of senior subordinated notes.

During fiscal 2007, Eye Corp acquired 100% of Ultimate Media Group for A$14 million and Foxmark Media Group for US$21 million.

During the second quarter of fiscal 2006, we acquired a 30% interest in The New Republic, a weekly opinion magazine based in Washington D.C., for US$2 million. During the second quarter of fiscal 2007, we exercised our option to acquire the remaining 70% of The New Republic for US$5 million.

On April 14, 2006, the Company completed its acquisition of Super FM, Metro FM, Joy FM and Joy Turk FM for cash consideration of $74 million. The principal business activity of these companies is the operation of radio stations. The Company has a 20% equity interest in Super FM and no equity interest in Metro FM, Joy FM and Joy Turk FM. The Company has provided financing to a third party to indirectly acquire the remaining equity interest in each station and also holds an option to indirectly acquire 100% of the outstanding equity of each station, subject to compliance with Turkish foreign ownership restrictions. The Company has entered into agreements to provide operational, sales, and advisory services to each station on a fee for service basis.

In fiscal 2007, we launched radio operations the Solent region of the U.K. and in Bristol.  In fiscal 2007, we were awarded a third licence in Aberdeen which was launched in October 2007.  During fiscal 2007 we supported the cost of the start up of the U.K. radio operations and for fiscal 2008 we intend to continue to support the start up and to pursue additional expansion.

Distributions

Our Australian operations make distributions twice annually.   In July 2007, the TEN Group distributed $33 million, $19 million to us and $14 million to other shareholders and in December, 2006, they distributed $75 million, $42 million to us and $33 million to other shareholders.  The Limited Partnership makes monthly distributions.  The total distributions related to fiscal year 2007 were $237 million to us, including a $105 million special distribution paid on the privatization of the Fund.

Swap transactions

Under our senior credit facilities, we are required to maintain the fair value of our foreign currency and interest rate swaps above a prescribed minimum liability. In addition, there are prescribed minimums with individual counterparties. Under our credit facility, the minimum liability threshold is $500 million.  As at August 31, 2007, the fair value of these interest rate swaps was $317 million. Further strengthening of the Canadian currency and/or changes in interest rates may result in further prepayment requirements.  In fiscal 2006, prior to our swap settlements, we were required to make $119 million of recouponing payments related to overhanging swaps

Our Investment in Network TEN

In October 2006, the Australian government passed legislation to relax foreign ownership restrictions and cross-media ownership restrictions in Australia which legislation was enacted in fiscal 2007.  As a result, we have exercised our right to exchange our economic interest in Network TEN into shares of TEN Holdings giving us approximately 57% of the outstanding shares of TEN Holdings.

Debt

General

 At August 31, 2007, we had total outstanding consolidated debt of $3,598 million compared to debt of $2,637 million as at August 31, 2006. This included no advances (2006 – $446 million) under our senior credit facility and $934 million (2006 – $938 million) in senior unsecured and senior subordinated notes. Debt of our consolidated subsidiaries consisted of $1,353 million (2006 – $825 million) of the Limited Partnership debt, $521 million (2006 – $447 million) of Network TEN debt and $790 million of CW Media’s debt.

Credit Facility

            At August 31, 2006, CanWest MediaWorks Inc. had a senior credit facility of $600 million.  In September 2006, concurrent with the sale of TV3 Ireland, the availability under the credit facility was reduced to $513 million. The credit facility matures in October 2010, is subject to certain restrictions and bears interest at banker’s acceptance rates plus an applicable margin. This facility is secured by substantially all our directly held assets, including the assets of our Canadian television operations and the National Post, partnership units of the Limited Partnership, and shares of TEN Holdings. As at August 31, 2007, we have not drawn on this facility and we have $345 million, net of letters of credit of $41 million, available under this facility.

On July 13, 2007, the Limited Partnership entered into a new senior secured credit facility and unsecured debt.  The new senior secured credit facility, which is secured by substantially all the assets of the Limited

Partnership, consists of a $250 million revolving term loan, a $265 million non-revolving term loan, and a US$466 million term loan. As at August 31, 2007, the Limited Partnership had drawn $85 million on its revolving term credit facility.  The unsecured facilities consist of $75 million senior subordinated unsecured credit facility and US$400 million in senior subordinated notes.  These unsecured facilities rank junior to the senior credit facility and is guaranteed by certain of the Limited Partnership’s subsidiaries.

At August 31, 2007, Ten Network had an unsecured credit facility in the amount of A$700 million of which A$211 million was drawn.  In addition, Ten Network had senior unsecured notes in the amount of US$125 million and A$150 million.

On August 15, 2007, CW Media entered into a senior secured credit facility, which is secured by substantially all the assets of CW Investments, in the amount of $50 million revolving term loan and a US$446 million term loan.   As at August 31, 2007, CW Media had not drawn upon the $50 million revolving term loan and had drawn the full amount under the term loan.  Also, on August 15, 2007, CW Media entered into senior unsecured interim loans in the amount of US$299 million.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company’s obligations under firm contractual arrangements, including commitments for future payments under long term debt arrangements, operating lease arrangements, purchase commitments and other long term liabilities as at August 31, 2007 are summarized below.

	Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	Thereafter
	$000	$000	$000	$000	$000

Long term debt	3,598,457	8,510	250,281	1,257,530	2,082,136
Cash interest obligations on long term debt (1)	1,793,157	253,505	484,300	469,190	586,162
Cash payments on interest rateand foreign currency swapliabilities (2)	158,244	-	156,076	2,168	-
Obligations under capital leases	16,419	3,529	7,522	3,808	1,560
Operating leases	619,445	100,264	177,564	139,622	201,995
Purchase obligations (3)	1,739,826	486,463	505,945	263,454	483,964
Estimated pension fundingobligations (4)	98,648	23,292	50,725	24,631	-
Other long term liabilities(5)	1,204,300	47,171	30,418	18,053	1,108,658

Total	9,228,496	922,734	1,662,831	2,178,456	4,464,475

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
(5)Other long-term liabilities include the puttable interest in subsidiary.  The payment amounts represent an estimate of the amounts which would be payable to holder of the interest on exercise of the put options.

OFF BALANCE SHEET ARRANGEMENTS AND GUARANTEES

In connection with the disposition of assets, we have provided customary representations and warranties that range in duration. In addition, as is customary, we have agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. We are unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. The significant differences relevant to the Company are discussed in detail in note 25 of Notes to the Consolidated Financial Statements for the years ended August 31, 2007, August 31, 2006 and August 31, 2005.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of operating income before amortization, a non-GAAP measure, to net earnings, its most closely comparable GAAP measure.

	For the years ended August 31,
	2007	2006(1) (Revised)	2005(1) (Revised)

Net earnings	281,111	190,196	4,790
Amortization	100,497	104,576	106,410
Interest and other financing expenses	202,329	189,701	251,829
Interest rate and foreign currency swap losses	(15,955)	138,639	121,064
Accretion of long term liabilities	3,603	-	-
Investment gains, losses and interest income	(14,426)	(104,857)	(4,950)
Foreign exchange (gains)losses	(9,685)	7,941	1,008
Loss on debt extinguishment	-	117,401	43,992
Goodwill impairment	-	-	41,406
Asset impairment	-	-	9,629
Loan impairment (recovery)provision	-	(8,888)	11,390
Loss (income) from discontinued operations	(262,530)	(187,135)	(29,962)
Provision for income tax expense (recovery)	93,604	(88,423)	9,880
Interest in earnings (losses) of equity accounted affiliates	(2,422)	(2,612)	(2,043)
Minority interests	105,490	95,998	89,365
Realized currency translation adjustments	5,351	6,883	(622)
Operating income before amortization	486,967	459,420	653,186

1. Revised: The 2006 and 2005 results have been revised to reflect the classification of our New Zealand Television and Radio operations as discontinued.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth certain information regarding our directors and senior management.

Name and Municipality of Residence	Office or Position with Company	Principal Occupation	Position Since
David A. Asper(1) Winnipeg, Manitoba	Director, Executive Vice President and Chairman of The National Post Company	Executive Vice President of the Company Chairman of The National Post Company	January 1997
Gail S. Asper, O.M. Winnipeg, Manitoba	Director, Corporate Secretary	Secretary of the Company	February 1992
Leonard J. Asper Toronto, Ontario	Director, President and Chief Executive Officer	President and Chief Executive Officer of the Company	January 1997
Dr. Lloyd I. Barber, C.C., S.O.M., LL.D.(1)(3)(4) Regina Beach, Saskatchewan	Director	President Emeritus, University of Regina	February 1992
Derek H. Burney, OC(2) (3) Ottawa, Ontario	Director, Chair of the Board of Directors	Senior Strategic Advisor, Ogilvy Renault LLP (Law Firm)	April 2005
Ronald J. Daniels(1)(3) Ardmore, Pennsylvania	Director	Provost and Professor of Law, University of Pennsylvania	January 2004
Kathleen A. Dore	President, Canadian Television	President, Canadian Television	October 2004
David J. Drybrough, F.C.A (2)(4) East St. Paul, Manitoba	Director	Business Consultant and Corporate Director	March 2003
Paul V. Godfrey, C.M. (2)(3) Toronto, Ontario	Director	President and Chief Executive Officer, The Toronto Blue Jays Baseball Club (Professional baseball team)	January 2004
David W. Kerr, C.A.(2)(4) Toronto, Ontario	Director	Managing Partner of Edper Financial Group (Investment company)	March 2007
Frank W. King, OC, P.Eng(2)(3) Calgary, Alberta	Director	President, Metropolitan Investment Corporation (Investment company)	November 2004
Richard M. Leipsic Winnipeg, Manitoba	Senior Vice President and General Counsel	Senior Vice President and General Counsel of the Company	January 1999
David A. Leslie, F.C.A.(1)(4) Toronto, Ontario	Director	Corporate Director	March 2007
John E. Maguire Winnipeg, Manitoba	Chief Financial Officer	Chief Financial Officer of the Company	January 1996
Grace Palombo	Senior Vice President, Human Resources	Senior Vice President, Human Resources	March 2004
Lisa M. Pankratz, CA, CFA(1)(4) Vancouver, British Columbia	Director	President, Mackenzie Cundill Investment Management Ltd. (Investment Management company)	April 2005
Dennis Skulsky	President and Chief Executive Officer, CanWest MediaWorks Publications Inc.	President and Chief Executive Officer ,CanWest MediaWorks Publications Inc.	May 2006
Thomas C. Strike Winnipeg, Manitoba	President, Corporate Development and Strategy Implementation	President, Corporate Development and Strategy Implementation	July 2007

(1) Member of the Pension Committee.
(2) Member of the Governance and Nominating Committee.
(3) Member of the Human Resources Committee.
(4) Member of the Audit Committee.

David A. Asper is 48 years old and has been one of our Directors since 2000 and one of CanWest’s Directors since 1997.  Mr. Asper, a lawyer, joined CanWest in 1992 and is currently an Executive Vice-President of CanWest and Chairman of The National Post Company.  He is a member of CanWest’s Executive Management Committee and oversees the corporate office functions as well as the CanWest corporate affairs group.  He is a member of the Board of Governors of St. John’s Ravenscourt School, an Honourary Director of The Canadian Friends of Simon Wiesenthal Institute and a Director of The Asper Charitable Trust.  Mr. Asper is also Chairman and founder of the Daremax Foundation through which Mr. Asper supports numerous charitable causes. Mr. Asper is the brother of Leonard J. Asper, CanWest MediaWorks’ President and Chief Executive Officer and Director and Gail S. Asper, our Secretary and Director.

Gail S. Asper is 47 years old and has been our Secretary and one of our Directors since 2000, and CanWest’s Secretary and one of its Directors since 1990. Ms. Asper, a lawyer, has been with CanWest since 1989; she served as General Counsel until 1998 and as Corporate Secretary since 1990.  While her primary responsibilities relate directly to the Company’s Board, she is also President of The CanWest Global Foundation.  Ms. Asper is President of The Asper Foundation and The Gail Asper Family Foundation Inc., which are private charitable foundations, and serves as a director on the boards of a number of major public companies, including Great-West Life Assurance Company, Great-West Lifeco Inc., London Life Insurance Group Inc. and Canada Life Assurance Company.  She has served and serves in leadership positions on numerous not-for-profit boards and is currently Vice-Chair of the Canadian Museum for Human Rights Advisory Committee and Chair of the Museum’s capital campaign.  Ms. Asper is a member of the Order of Manitoba.  Ms. Asper is the sister of Leonard J. Asper, CanWest MediaWorks’ President and Chief Executive Officer and Director and David A. Asper, CanWest MediaWorks’ Executive Vice President, Chairman of the National Post Company and Director.

Leonard J. Asper is 43 years old and has been our President and Chief Executive Officer since September 2000 and CanWest’s President and Chief Executive Officer since 1999.  Mr. Asper, a lawyer, joined CanWest in 1991 as Associate General Counsel for CanWest’s Global Television station in Ontario.  Thereafter, he held various positions in corporate development and was Chief Operating Officer.  Mr. Asper took over as President and Chief Executive Officer of CanWest in 1999.  He is a Director and Deputy Chair of Ten Network Holdings Limited (Australia) and serves as a director of numerous companies within the CanWest group of companies.  He is also a Director of the University of Winnipeg Foundation, Business Council of Manitoba, and Canadian Council of Chief Executives, and founder of The Joshua Foundation, a private charitable trust.  Mr. Asper is the brother of David A. Asper, the Company’s Executive Vice President, Chairman of the National Post Company and Director and Gail S. Asper, our Secretary and Director.

Derek H. Burney is 68 years old and has been one of our Directors since April 2005.  Mr. Burney became Chair of our Board of Directors in August 2006.  Mr. Burney joined Ogilvy Renault LLP as Senior Strategic Advisor on May 1, 2006.  As Senior Strategic Advisor to the firm, Mr. Burney assists clients in dealing with cross-border and domestic issues as well as trade and investment policy matters.  Mr. Burney also serves as a Director of TransCanada Pipelines Limited.  Mr. Burney has previously served as Chairman of the Board of NB Power Holding Corporation, Chairman of Confederation College Foundation and Lead Director of Shell Canada Limited.  Mr. Burney is a Senior Distinguished Fellow at the Centre for Trade Policy and Law and Adjunct Professor at the Norman Paterson School of International Relations at Carleton University.  From October 1999 until August 2004, he was Chairman and Chief Executive Officer of CAE Inc.  Prior to joining CAE, Mr. Burney was Chairman and Chief Executive Officer of Bell Canada International Inc. from 1993 through 1999.  From 1989 until 1993, Mr. Burney served as Canada’s Ambassador to the United States.  Mr. Burney is an Officer of the Order of Canada.

Dr. Lloyd I. Barber is President Emeritus of the University of Regina.  He was appointed an Officer of the Order of Canada in 1978 and was elevated to Companion of the Order in 1993.  He serves as a director of several major public Canadian companies such as Teck Cominco Ltd., Greystone Capital Management and Fording Trust.

Ronald J. Daniels is 48 years old and has been one of our Directors since January 2004.  Mr. Daniels is the Provost and a Professor of Law at the University of Pennsylvania.  Prior to his appointment to this position in 2005, he was Dean of the Faculty of Law, University of Toronto; a position he held since 1995.  He is Chair of the Board’s Human Resources Committee.  Mr. Daniels is active in public policy reformation and has contributed to several public task forces.  He was Chair of the Ontario Task Force on Securities Regulation and was a member of the Toronto Stock Exchange Commission on Corporate Governance.

Kathleen A. Dore has been President, Canadian Television of CanWest MediaWorks Inc since October 2004 and has responsibility for Global Television, a coast-to-coast Canadian broadcasting network that reaches more than 94% of English-speaking Canada; E! Entertainment Network, a second network that broadcasts in Montreal, Hamilton and Victoria plus eight specialty channels.  Subject to the approval of the Canadian Radio-television and Telecommunications Commission of the Company’s acquisition of Alliance Atlantis Communications Inc.’s broadcast operations, Ms. Dore will oversee the integration of Alliance Atlantis’ interests in eighteen specialty channels.  Before joining CanWest MediaWorks Inc., Ms. Dore was President, Entertainment Services, for Rainbow Media Holdings Inc. In this position, she was responsible for US cable networks AMC (American Movie Classics), WE (Women’s Entertainment) and IFC (Independent Film Channel) which distributed the award-winning independent films My Big Fat Greek Wedding and Boys Don’t Cry. Prior to this, Ms. Dore was President of Bravo Networks until its sale to NBC in 2002. At Bravo, she oversaw the development of the award-winning series Inside the Actors Studio and Queer Eye for the Straight Guy. On Ms. Dore’s watch, Bravo went from viewership of fewer than 500,000 U.S. households to more than 68 million.

David J. Drybrough is 71 years old and has been one of our Directors since 2003.  Mr. Drybrough is a Chartered Accountant.  Following his retirement in 1997 from the accounting firm PricewaterhouseCoopers LLP (then known as Coopers & Lybrand), Mr. Drybrough served as Vice President, Finance of Winnipeg-based Gendis Inc. until January 2004.  He is Chair of the Board’s Audit Committee and from March 2005 until August 30, 2006, he served as Chair of the Board of Directors of the Company.  Mr. Drybrough serves as a Director and Chair of the Audit Committee of Fort Chicago Energy Partners LP and as a Trustee and Chair of the Audit Committee of Temple Real Estate Investment Trust.

Paul V. Godfrey is 68 years old and has been one of our Directors since January 2004.  Mr. Godfrey is President and Chief Executive Officer of the Toronto Blue Jays Baseball Club, a position he has held since September 1, 2000.  From November 1992 until June 2000, Mr. Godfrey was President and Chief Executive Officer of The Toronto Sun.  He serves as a director of Astral Media Inc. and as a trustee of RioCan Real Estate Investment Trust.  Mr. Godfrey is a director of The Hospital for Sick Children Foundation and the Grand Prix of Toronto Board of Trustees and is actively involved in many charitable organizations.  Mr. Godfrey has received many honours including the City of Toronto’s highest award, the Civic Award of Merit, and is a member of the Order of Canada.

David W. Kerr is 63 years old and has been a director since March 2007.  Mr. Kerr, a Chartered Accountant, retired from Falconbridge Ltd. (formerly Noranda Inc.) in August 2006 prior to which he served as Chairman, President and Chief Executive Officer.  Mr. Kerr is a Director of Brookfield Asset Management Inc., Sun Life Financial Inc., Research in Motion Limited., the Sustainable Development Technology Canada Foundation, the Toronto Rehabilitation Hospital Foundation and the Special Olympics Canada Foundation.  He is a member of the National Round Table on the Environment and the Economy, former Vice-Chair of the World Business Council for Sustainable Development and former Chair of the International Council on Mining and Metals.

Frank W. King is 71 years old and has been one of our Directors since November 2004.  Mr. King is a Professional Engineer.  Following his career in the petrochemical and petroleum industry, Mr. King became the Chairman and Chief Executive Officer of the XV Olympic Winter Games which were held in Calgary in 1988.  Mr. King has been in the investment management business since 1981 and is currently President and Chief Executive Officer of Metropolitan Investment Corporation. He was Co-Chair of Canada 125 which was a national celebration of Canada’s 125th birthday.  Mr. King is currently Chairman of Networc Health Inc., a Director of Westaim Corporation and a Trustee of RioCan Real Estate Investment Trust.  Mr. King is active in numerous civic and philanthropic endeavors in the community and is the recipient of numerous honors including the Olympic Order in Gold.  Mr. King is an Officer of the Order of Canada.  Mr. King served as Interim Chair of the Board’s Governance and Nominating Committee from August 2006 to July 2007.

David A. Leslie is 64 years old and has been a director since March 2007.  Mr. Leslie, a Chartered Accountant, is a Fellow of the Institute of Chartered Accountants of Ontario.  Mr. Leslie has had a lengthy and distinguished career with Ernst & Young LLP, having held a number of senior positions including Chairman and Chief Executive Officer; the position from which he retired in June 2004.  Mr. Leslie is a former member of the Americas Executive Board of Ernst & Young and of the Global Executive Board.  Mr. Leslie has also been a Senior Tax Advisor to the federal Department of Finance, Tax Policy and Legislation Branch.  Mr. Leslie is a director of Enbridge Inc., Enbridge Gas Distribution Inc., Empire Company Limited, IMRIS Inc, Sobeys Inc. and is a trustee of the Crombie Real Estate Investment Trust.  Mr. Leslie has been active in many community organizations and has held leadership positions in a number of organizations including the Mississauga Board of Trade, United Way of Peel Region, the Mississauga Hospital Foundation and the Dean’s Advisory Council, Faculty of Arts and Science, University of Toronto.  In addition, Mr. Leslie serves as Chair of Sunnybrook Health Sciences Centre.  Mr. Leslie has been honored as Mississauga Businessman of the Year and is a recipient of the University of Toronto Arbor Award.

Grace M. Palombo has been the Senior Vice President, Human Resources of CanWest since March 2004.  Ms. Palombo is responsible for and ensures that the workforce, compensation and human resource programs are aligned with CanWest’s business strategy and values.  Ms. Palombo works with the Human Resource Committee of CanWest’s Board of Directors.  Prior to joining the Company, Ms. Palombo held various executive positions in areas of Human Resources, Legal and Corporate Communications with Husky, Canada Life Financial Services, Westcoast Energy/Union Gas and Bombardier Aerospace.

Lisa M. Pankratz is 46 years old and became one of our Directors in April 2005.  Ms Pankratz, a Chartered Accountant and Chartered Financial Analyst charter holder, is President of Mackenzie Cundill Investment Management Ltd.  Prior to her appointment to this position in September 2006, she was President, Chief Compliance Officer and a Director of Cundill Investment Research Ltd. and Chief Compliance Officer of The Cundill Group from August 2002 to September 2006.  Prior to this, she was a corporate consultant and advisor from August 2000 until July 2002.  Ms Pankratz is an advisor to the investment committees of Pacific Blue Cross and BC Life and Casualty Company and formerly has served as a Director of The Insurance Corporation of British Columbia and as a member of the Accounting Policy and Advisory Committee advising the Ministry of Finance for the Province of British Columbia.

Richard M. Leipsic has been our Senior Vice President and General Counsel since 2000 and CanWest’s Senior Vice President and General Counsel since he joined CanWest in 1999. From 1975 until he joined CanWest in 1999, Mr. Leipsic practiced commercial law at Pitblado LLP, a Winnipeg-based law firm, where he was a senior partner. During his time at Pitblado LLP, Mr. Leipsic acted as CanWest’s external legal counsel.

John E. Maguire has been our Chief Financial Officer since 2000 and CanWest’s Chief Financial Officer since January 1996.  Prior to that, he was Vice President, Finance since September 1994. Mr. Maguire is a Chartered Accountant. Prior to joining CanWest, Mr. Maguire worked with Coopers & Lybrand from 1980 to 1987 and another Winnipeg based public company from 1987 to 1990.  Mr. Maguire is a Director of CanWest MediaWorks (Canada) Inc. and numerous other companies within the CanWest group of companies.

Dennis Skulsky has been the President and Chief Executive Officer of CanWest MediaWorks Publications since May 2006.  Mr. Skulsky oversees the print and online assets, including ten metro dailies, thirty community newspapers, the National Post and the CanWest News Service. A seasoned executive of the newspaper industry, Mr. Skulsky began his career nearly 30 years ago as Circulation District Manager with The Edmonton Journal. Since that time he has held a variety of senior leadership positions, with Southam Inc., Hollinger and CanWest. Prior to accepting his current position, Mr. Skulsky was the President and Publisher of the Pacific Newspaper Group and Group Publisher, Western Region. In this role, Mr. Skulsky also oversaw all of CanWest MediaWorks Western daily newspapers, including The Vancouver Sun, The Province, The Victoria Times-Colonist, The Calgary Herald, The Edmonton Journal, Regina Leader-Post, Saskatoon Star Phoenix and 12 community newspapers in B.C.’s Lower Mainland.

Thomas C. Strike has been President, Corporate Development and Strategy Implementation since July 2007.  Previously, he was President of our international operations from October 2004 to July 2007 and previously, from July 2002 held the position of Chief Operating Officer (Corporate) of CanWest and CanWest MediaWorks. Prior to July 2002, Mr. Strike was CanWest’s Chief Operating Officer since September 1999 and CanWest MediaWork’s Chief Operating Officer since 2000. Prior to that, Mr. Strike was Executive Vice President. He is a Chartered Accountant. Prior to joining CanWest, Mr. Strike worked with Coopers & Lybrand from 1978 to 1986.  Mr. Strike is a Director of Ten Network Holdings Limited and a Director of CanWest MediaWorks (Canada) Inc.

Each Director serves a one-year term and holds office until the next annual meeting of shareholders or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of his or her death, removal or other cause. There are no arrangements with any of CanWest MediaWorks’s directors providing for the payment of benefits upon termination of service as director.

Compensation of Directors and Senior Management

Compensation of Directors

The compensation of our Directors is paid by CanWest. Options and Deferred Share Units (“DSU’s”) are those of CanWest. We reimburse CanWest for our 50% share of such remuneration.

In fiscal 2004, the Board approved a Deferred Share Unit (DSU) Plan, the purpose of which is to promote a greater alignment of interests between individual directors and the shareholders of CanWest. The Board also introduced stock ownership guidelines that require non-executive directors, within a period of five years, to own stock equivalent to four times the annual cash retainer.  The Chairman of the Board is required to own stock equivalent to two times the Chair’s annual cash retainer.  Until the stock ownership threshold is reached, directors are required to receive 50% of their annual retainer in DSUs.  Under the DSU Plan, non-executive directors may elect to receive their remuneration in cash, DSUs or a combination thereof.  DSUs have a value equivalent to the value of CanWest’s Subordinate Voting Shares at any time.  DSUs may only be redeemed for cash and are redeemable only at the time the director ceases to be a director or for a period of time thereafter.  Directors will receive, in respect of their DSUs, an amount equivalent to the amount of any dividends paid on CanWest’s Subordinate Voting Shares in the form of additional DSUs.  Prior to fiscal 2004, directors were entitled to participate in the Executive Stock Option Plan.

In fiscal 2007, the Governance and Nominating Committee, in consultation with the Human Resources Committee, engaged Towers Perrin to review the competitiveness of CanWest’s director compensation arrangements and to provide advisory services in respect of the latest trends in director compensation.  In assessing the competitiveness of CanWest’s director compensation arrangements, Towers Perrin used a comparator group of (i) Canadian media companies, and (ii) other autonomous Canadian companies from a broad cross-section ofindustries with international operations.  Revenues of companies within the comparator group ranged from $1.1 to $10.5 billion.

Prior to April 2007, non-executive directors of CanWest were entitled to receive an annual retainer of $30,000 and a maximum of $1,500 for each Board meeting attended.  The Chair of the Board was entitled to receive an additional annual retainer of $145,000 for fiscal 2007.  The Chair of each committee was entitled to an additional annual retainer of $5,000 and members of each committee were entitled to additional annual retainers of $1,000 per committee on which they served.

Effective April 2007 remuneration paid to non-executive directors of CanWest is as follows:

	Annual Retainer		Meeting Fees
	Cash	DSUs	In-Person	Teleconference
	($ per year)	($ per year)	($ per meeting)	($ per meeting)
Chair
Board	200,000	145,000	--	--
Audit	15,000	--	3,000	1,500
Other	7,500	--	1,500	750

Membership
Board	40,000	75,000	2,000	1,000
Audit	6,000	--	3,000	1,500
Other	3,000	--	1,500	750

Directors of CanWest who are employees or otherwise retained by the Company are not entitled to receive any additional remuneration for serving as directors.  All directors are reimbursed for travel and other reasonable expenses incurred in attending Board meetings.

In fiscal 2007 aggregate remuneration to directors was $1,287,875 of which directors elected to receive $273,188 in cash and $1,014,687 in DSUs.  The following table sets out the compensation in respect of fiscal 2007 for each individual who is currently a director.

	Board Retainer Fees(1) (inclusive of Cash & DSUs) ($)	Committee Member Retainer Fees ($)	Committee Chair Retainer Fees ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Total Fees Paid(1) ($)	Percentage of Fees Allocated to DSUs (%)
David A. Asper(2)	--	--	--	--	--	--	--
Gail S. Asper(2)	--	--	--	--	--	--	--
Leonard J. Asper(2)	--	--	--	--	--	--	--
Dr. Lloyd I. Barber	110,000	5,500	6,250	11,500	11,250	144,500	76.8
Derek H. Burney(3)	332,500	2,000	--	9,000	4,500	348,000	70.8
Ronald J. Daniels	110,000	1,125	6,250	13,000	2,750	133,125	70.2
David J. Drybrough	110,000	2,000	10,000	13,000	10,750	145,750	51.5
Paul V. Godfrey	110,000	4,000	--	10,500	5,500	130,000	100.0
David W. Kerr	43,125	3,375	--	3,000	4,500	54,000	89.9
Frank W. King	110,000	2,000	6,250	13,000	5,500	136,750	100.0
David A. Leslie	43,125	3,375	--	4,000	6,000	56,500	63.1
Lisa M. Pankratz	110,000	5,500	--	13,000	10,750	139,250	100.0
TOTAL	1,078,750	28,875	28,750	90,000	61,500	1,287,875	78.8

(1)   Director compensation arrangements were amended effective April 2007.  Annual retainers and meeting fees reflect aggregate remuneration paid to directors under the former arrangements prior to April 2007 and under the new arrangements after April 2007.   Total Fees Paid are inclusive of all retainers and meeting fees, including fees paid in the form of deferred share units.

(2)   David A. <?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />Asper, Gail S. Asper and Leonard J. Asper are not entitled to receive remuneration as directors.

(3)   Effective April 2007, as Chairman of the Board, Derek H. Burney receives an annual cash retainer of $200,000 (which he may elect to receive in the form of deferred share units) and an annual grant of $145,000 deferred share units.  Effective April 2007, Mr. Burney is no longer entitled to receive committee retainers, attendance fees or any other additional compensation as a director.

In accordance with the Board’s stock ownership guidelines, non-executive directors are required to receive 50% of their annual cash retainer in DSUs until the director owns shares and/or DSUs having a value of not less than $160,000 (being four times the director’s annual cash retainer of $40,000) or, in the case of the Chair, until the Chair owns shares and/or DSUs having a value of not less than $400,000 (being two times the Chair’s annual cash retainer of $200,000).  Non-executive directors are expected to meet these stock ownership guidelines within five years of their appointment to the Board.

The following table sets out each non-executive director’s equity ownership interest as at November 15, 2007 and any changes in ownership since November 16, 2006.

	Equity Ownership November 16, 2006		Equity Ownership November 15, 2007		Net Change in Equity Ownership
	Shares (#)	DSUs (#)	Shares (#)	DSUs (#)	Shares (#)	DSUs (#)	Market Value of Equities as at November 15, 2007(1) ($)	Guideline Met or Investment Required ($)
Dr. Lloyd I. Barber	896	20,488	896	33,991	--	13,503	243,860	✓
Derek H. Burney(2)	10,000	12,546	10,000	41,898	--	29,352	362,767	37,233
Ronald J. Daniels	--	16,675	--	28,380	--	11,705	198,376	✓
David J. Drybrough	--	28,531	--	38,438	--	9,907	268,682	✓
Paul V. Godfrey	--	24,389	--	40,235	--	15,846	281,243	✓
David W. Kerr(3)	--	--	10,000	6,164	10,000	6,164	112,986	47,014
Frank W. King	--	15,880	5,000	32,248	5,000	16,368	260,364	✓
David A. Leslie(3)	--	--	1,000	4,588	1,000	4,588	39,060	120,940
Lisa M. Pankratz	506	12,766	506	29,535	--	16,769	209,987	✓

(1)DSUs have a value equivalent to the value of the Company’s Subordinate Voting Shares at any time.  The market value of equities was calculated based on $6.99, the closing price of the Company’s Subordinate Voting Shares on the TSX on November 14, 2007.

(2)Derek H. Burney was appointed Chairman of the Board on August 30, 2006 and has until August 30, 2011 to meet the Chairman’s stock ownership guidelines.  Mr. Burney is expected to reach his guidelines in 2008.

(3)David W. Kerr and David A. Leslie were appointed to the Board on March 26, 2007 and have until March 2012 to meet the stock ownership guidelines.  Mr. Kerr is expected to reach his guidelines in 2008 and Mr. Leslie is expected to reach his guidelines in 2009.

Compensation of Senior Management

In fiscal 2007, we paid our executive officers aggregate compensation of $16.4 million. We awarded 318,500 stock options with an exercise price of $10.18 and an expiry of November 3, 2016 to our executive officers. The total amount accrued to provide pension, retirement or similar benefits to directors and executive officers in fiscal 2007 was $4.2 million.

Summary Compensation Table

The Summary Compensation Table details compensation information for the three fiscal years ended August 31, 2007, for the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company (the “named executive officers”), for services rendered in all capacities with respect to the fiscal year ended August 31, 2007.  The information in these tables is prepared in accordance with applicable Canadian disclosure rules, which differ in a number of respects from comparable requirements applicable to U.S. domestic issuers.  As a foreign private issuer, we are subject to the requirements of Form 20-F and not the requirements applicable to U.S. domestic issuers generally.

		Annual Compensation			Long Term Compensation
					Securities	Units Subject	All
Name and				Annual	Under	to Resale	Other
Principal		Salary	Bonus	Compensation	Options/SARs	Restrictions	Compensation
Position	Year	$	$	$(1)	Granted #(2)	$	$

L.J. Asper President & Chief Executive Officer CanWest Global Communications Corp.	2007 2006 2005	900,000 900,000 900,000	1,163,745 1,053,000 1,035,000	- - -	175,000 87,500 175,000	- -	- -
J.E. Maguire Chief Financial Officer CanWest Global Communications Corp.	2007 2006 2005	500,000 500,000 450,000	609,094 621,250 309,375	- - -	50,000 25,000 50,000	- - -	- -
K. A. Dore President, Canadian Television, CanWest MediaWorks Inc.	2007 2006 2005	1,100,000 1,050,000 912,692	1,973,425 1,632,750 886,988	- - -	100,000 50,000 50,000	- - -	630,000 (3) 560,000 (3) 1,050,000 (3)
D. Skulsky President & Chief Executive Officer, CanWest MediaWorks Publications Inc.	2007 2006 2005	616,346 504,237 333,862	534,988 241,333 175,000	- - -	- - 12,500	252,661(7) 168,496(7) -	38,938(8) 14,663(8) -
T.C. Strike (4) President, Corporate Development & Strategy Implementation, CanWest MediaWorks Inc.	2007 2006 2005	900,000 900,000 900,000	1,298,193 948,000 891,000	2,704 11,967 10,212	120,000 60,000 150,000	- - -	- - -
P.D. Viner (5) President & Chief Executive Officer, Canadian Operations, CanWest MediaWorks Inc.	2007 2006 2005(6)	1,125,000 1,200,000 340,969	1,063,660 825,000 350,000	- - -	42,000 21,000 -	394,151(7) 525,722(7) -	85,529(8) 45,743(8) -

(1)
The value of perquisites and benefits for each named executive officer is less than the lesser of $50,000 and 10% of the total annual base compensation and bonuses.  Amounts shown reflect imputed interest benefit on loans pursuant to other indebtedness.

(2)
Option exercise price per share is the market price per share of the Subordinate Voting Shares or Non-Voting Shares, as at the close of trading on the trading date immediately preceding the effective date of the option grant.

(3)
Ms. Dore was appointed to her present position on October 4, 2004.  Pursuant to her employment agreement, Ms. Dore received a one-time payment of $700,000 upon commencement of employment.  In addition, she received long term incentive payments of $350,000 in fiscal 2005, $560,000 in fiscal 2006 and $630,000 in fiscal 2007.

(4)	Mr. Strike was appointed to his present position on July 11, 2007. Previously he was President, CanWest MediaWorks International, a division of CanWest Global Communications Corp.
(5)	Mr. Viner was President and Chief Executive Officer of the Company’s Canadian operations from June 1, 2005 until his retirement in July, 2007. He remains in a consulting role with the Company.
(6)	Represents actual compensation received during fiscal year ended August 31, 2005.
(7)
Amount shown represents the value of performance units granted to the named executive officer pursuant to the terms of CanWest MediaWorks Income Fund’s Performance Unit Plan calculated by multiplying the number of performance units granted to the named executive officer by the closing price of the fund units on the Toronto Stock Exchange on the trading date prior to the effective date of the grant.  The number of fund units issued to a named executive officer pursuant to the terms of the Performance Unit Plan upon the redemption of performance units will depend on the application of a performance modifier.  Participants will receive one unit of CanWest MediaWorks Income Fund at the end of a three-year performance period for each grant for each performance modifier adjusted vested performance unit, subject to the discretion of the trustees of the Fund to make an equivalent cash payment in certain circumstances.  One-third of the performance units granted on an award date vest each year.  The performance modifier varies from 25% to 125% based upon the cumulative total unitholder return which, for purposes of the Performance Unit Plan, is measured by reference to the cumulative distributions on a reinvested basis and the percentage change in trading price of the units of the Fund on the TSX over the performance period.  Participants are entitled to receive distribution equivalents in the form of additional performance units based upon distributions paid by the Fund.

(8)
Amount shown represents the value of distribution equivalents credited to the named executive officer in the form of additional performance units pursuant to the terms of CanWest MediaWorks Income Fund’s Performance Unit Plan.

Options

Options Granted During the Most Recently Completed Financial Year

Information as to options granted in respect of fiscal 2007 to named executive officers of the Company under the Executive Stock Option Plan(1) is shown in the table below:

Name	Shares Under Option #	% of Total Options Granted to Employees in respect of fiscal 2007	Exercise Price $/Security	Market Value of Shares Underlying Options on the Date of Grant $/Security	Expiration Date
L.J. Asper	87,500	6.8%	10.11	10.11	November 2016
	87,500	6.8%	7.50	7.50	November 2017
K. Dore	50,000	3.9%	10.14	10.14	November 2016
	50,000	3.9%	7.44	7.44	November 2017
J. E. Maguire	25,000	1.9%	10.11	10.11	November 2016
	25,000	1.9%	7.50	7.50	November 2017
T.C. Strike	60,000	4.7%	10.11	10.11	November 2016
	60,000	4.7%	7.50	7.50	November 2017
P.D. Viner	21,000	1.6%	10.11	10.11	November 2016
	21,000	1.6%	7.50	7.50	November 2017

(1)Subject to the approval of CanWest shareholders, a new Stock Option and Restricted Share Unit Plan has been proposed.  Effective November 2007, no further grants of options will be made pursuant to the Executive Stock Option Plan.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

Information as to options exercised during the year and unexercised and outstanding options to purchase Subordinate Voting Shares or Non-Voting Shares pursuant to the Executive Stock Option Plan in respect of the named executive officers of the Company is shown in the table below:

	Securities Acquired on	Aggregate Value	Unexercised Options at August 31, 2007			Value of Unexercised In-The-Money Options at August 31, 2007
	Exercise	Realized	Exercisable		Unexercisable	Exercisable		Unexercisable
Name	#		$	#	#	$			$
L. J. Asper	-	-		210,002	310,000		16,560	4,140
J.E. Maguire	-	-		95,858	92,500		6,900	1,725
T.C. Strike	-	-		169,828	212,000		11,040	2,760
P.D. Viner	-	-		110,189	41,800		11,040	2,760
K. Dore	-	-		30,000	120,000		-	-
D. Skulsky	-	-		13,750	11,250		3,450	863

Aggregated Value Realized from Performance Unit Plan During the Most Recently Completed Financial Year

Pursuant to the privatization of the CanWest MediaWorks Income Fund in July 2007, the Performance Unit Plan was discontinued and all outstanding performance units were immediately vested.  On discontinuance of the Performance Unit Plan, each participant received a payment of $9.00 per each performance modifier adjusted performance unit.  The performance modifier varied from 100% to 125% based upon the cumulative total unitholder return which was measured by reference to the cumulative distributions on a reinvested basis and the percentage change in trading price of the units of the Fund on the TSX over the period of time from initial grant to discontinuance of the plan.  Information as to payments to named executive officers of the Company under the plan is shown in the table below:

Name	Performance Units (#)	Aggregate Value Realized ($)
D. Skulsky	64,919	584,265
P. D. Viner	126,638	1,139,745

Defined Benefit or Actuarial Plan Disclosure

Named executive officers are entitled to retirement compensation benefits under a Retirement Compensation Arrangement or similar arrangements providing benefits (collectively, the RCA) as described below.

Retirement Compensation Arrangement

Certain senior executives of the Company are covered under the RCA.  Under the RCA, the benefit accrual for these senior executives is equal to 2.25% of the executive's Final Average Earnings multiplied by the number of years the executive has been continuously employed by the Company.  Final Average Earnings are defined as the average of the executive’s aggregate salary plus incentive bonus earned from the Company or any of its affiliates in each of the best three consecutive years out of the last ten years of the executive’s employment with participating employers.  Normal retirement is at age 62 and the normal form of pension is payable for only the lifetime of the executive, however participants can elect an optional form of payment in the form of a life annuity guarantee or a joint survivor annuity.  In either case, the optional form is actuarially equivalent to the normal form.  Participants can retire as early as age 50 with 5 years' service.  Pensions payable on early retirement will be reduced by 0.5% for each month that retirement occurs prior to age 62.  For purposes of the RCA benefits payable to the named executive officers indicated below, the Final Average Earnings are capped at $500,000.  Benefits accrued under the RCA are not reduced by any social security or Canada Pension Plan benefits.  The table below shows the cumulative pension amounts which would be payable at normal retirement based on various levels of Final Average Earnings and years of credited service.

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

The above table is applicable to L.J. Asper, K. Dore, J.E. Maguire, T.C. Strike and P.D. Viner.  Credited service at January 1, 2008 will be as follows:

Mr. L.J. Asper, 16.83 years;
Ms. K. Dore, 3.25 years
Mr. J.E. Maguire, 17.33 years;
Mr. T.C. Strike, 21.42 years; and
Mr. P.D. Viner, 27.25 years

Dennis Skulsky participates in one of several defined benefit registered pension plans currently sponsored and maintained by CanWest and/or its affiliates (collectively, the “Basic Pension Plans”).  Certain Basic Pension Plans are sponsored by the CanWest MediaWorks Limited Partnership while other Basic Pension Plans are sponsored by CanWest or its affiliates but include the Partnership as a participating employer.

In addition to participating in the Basic Pension Plans, Dennis Skulsky participates in a Supplemental Executive Retirement Arrangement (“SERA”).  Pursuant to the SERA, Dennis Skulsky is entitled to an annual retirement benefit payable from age 62 of an amount equal to 2.0% of his Final Average Earnings for each year of continuous service, reduced by the amount of actual pension benefit, if any, payable under the relevant Basic Pension Plan.  Retirement benefits are not reduced by any social security or Canada Pension Plan benefits.  As at January 1, 2008, Dennis Skulsky will have 37 years of credited service under the SERA.

The following table provides the combined amounts which would be payable to Dennis Skulsky under the SERA at normal retirement age based upon various levels of Final Average Earnings and years of credited service.
	Years of Credited Service
Final Average Remuneration	20	25	30	35	40
$500,00	200,000	250,000	300,000	350,000	400,000
600,000	240,000	300,000	360,000	420,000	480,000
700,000	280,000	350,000	420,000	490,000	560,000
800,000	320,000	400,000	480,000	560,000	640,000
900,000	360,000	450,000	540,000	630,000	720,000
1,000,000	400,000	500,000	600,000	700,000	800,000
1,100,000	440,000	550,000	660,000	770,000	880,000
1,200,000	480,000	600,000	720,000	840,000	960,000

Adoption of Stock Option and Restricted Share Unit Plan

At the annual meeting, the shareholders of CanWest will be asked to approve an ordinary resolution adopting a new stock option and restricted share unit plan (the “Plan”).

The Plan provides for grants of stock options and restricted share units to employees and consultants of CanWest and its affiliates and the issuance of CanWest Subordinate Voting Shares and Non-Voting Shares (collectively, “CanWest Shares”) upon the exercise of options or vesting of restricted share units.

The purpose of the Plan is to attract, retain and motivate officers of, and key employees and service providers to, CanWest and its affiliates and to promote a greater alignment of their interests with the interests of CanWest and its shareholders.

The Board shall have the authority to determine the manner in which the options granted pursuant to the Plan shall vest and other vesting terms applicable to the grant of options. Options may vest over a period of time and/or may vest conditional upon the attainment of specified performance goals or other factors as determined by the Board. The option exercise price per share is the market price per share of the Subordinate Voting Shares or

Non-Voting Shares as at the close of trading on the trading date immediately preceding the effective date of the option grant.  Under the terms of the Plan, options expire on the earlier of (i) the second anniversary of the date of a participant’s retirement, (ii) the second anniversary of the date of termination of full-time employment due to disability, (iii) the first anniversary of death, and (iv) the 7th anniversary of the date of grant (unless the 7th anniversary of the date of grant falls within, or within two business days after the end of a Company black-out period, in which event the expiry shall be the 10th business day after the end of such black-out period). Options are forfeited if a participant is terminated for cause. In the event a participant resigns or is terminated without cause, the participant may exercise outstanding exercisable options within 90 days of termination, after which date all outstanding options are forfeited.

Restricted share units granted pursuant to the Plan vest and become payable in newly issued CanWest Shares on the third anniversary of the grant date if the attainment of specified performance goals or other factors as determined by the Board for the restricted share units have been met.  Senior executives subject to stock ownership guidelines, or such other individuals as the Board may designate from time to time, may, prior to the scheduled vesting date of any restricted share units granted under the Plan, elect to defer the receipt of CanWest Shares in settlement of their restricted share units for a period up to and including the date they cease to be an employee.

Upon a change of control of CanWest, all outstanding options and restricted share units vest.

CanWest has decided to limit the maximum number of CanWest Shares issuable under all of its security based compensation arrangements to 17,764,654 CanWest Shares, representing 10% of CanWest’s outstanding share capital of all classes.  There are currently outstanding options to purchase 3,796,122 CanWest Shares under CanWest’s existing Amended and Restated Share Compensation Plan.  Accordingly, the maximum number of CanWest Shares which may be issued under the Plan is 13,968,532 CanWest Shares (representing 7.9% of CanWest’s currently outstanding share capital of all classes) plus the number of CanWest Shares underlying options granted under CanWest’s existing Amended and Restated Share Compensation Plan which at any time after November 2, 2007 are terminated, forfeited or cancelled and which shall not, in the aggregate, exceed 3,796,122 CanWest Shares.

Subject to shareholder approval of the Plan, the Board has determined that no additional CanWest Shares will be issued pursuant to the Company’s existing Amended and Restated Share Compensation Plan, other than pursuant to the exercise of options which are currently outstanding. As a result, 6,837,515 CanWest Shares (representing 3.8% of CanWest’s currently outstanding share capital of all classes) which were reserved for issuance pursuant to future grants under CanWest’s existing Amended and Restated Share Compensation Plan will now be reserved for issuance pursuant to the Plan and CanWest will reserve an additional 7,131,017 CanWest Shares (representing 4.0% of CanWest’s currently outstanding share capital of all classes) for issuance under the Plan.

The total number of CanWest Shares reserved for issuance to any single individual pursuant to the Plan, together with any CanWest Shares reserved for issuance to such individual under all of CanWest’s other share compensation arrangements, may not exceed 5% of CanWest’s outstanding share capital of all classes. The total number of CanWest Shares issued to insiders within any one year period, or issuable to insiders at any time, under the Plan and all of CanWest’s other share compensation arrangements, may not exceed 10% of CanWest’s outstanding share capital of all classes.

The rights of participants under the Plan are not transferable, in whole or in part, either directly or by operation of law or otherwise in any manner, except as permitted by the Board.

The Board may amend the Plan at any time in such manner as the Board, in its sole discretion, determines appropriate, including without limitation (i) for the purposes of making formal minor or technical modifications to any of the provisions of the Plan, (ii) to correct any ambiguity, defective provision, error or omission in the provisions of the Plan, (iii) to change the vesting provisions of options, restricted share units or the Plan, (iv) to change the termination provisions of options, restricted share units or the Plan in a way which does not entail an extension beyond the original expiry date of the options, (v) to add a cashless exercise feature to the Plan, providing for the payment in cash or securities on exercise of options and which provides for a full deduction of the number of underlying CanWest Shares from the Plan reserve in such case, and (vi) to provide financial assistance to facilitate the exercise of options.  However:

(a)
no amendment shall materially adversely impair any rights or obligations arising from any award previously granted to a participant under the Plan without the employee or consultant participant’s consent;

(b)
shareholder approval shall be obtained in accordance with the requirements of the Toronto Stock Exchange for any amendment that results in (i) an increase in the number of CanWest Shares reserved for issuance or purchase pursuant to the Plan; (ii) an extension of the term of an option granted under the Plan benefiting an insider (within the meaning of the TSX Company Manual) of CanWest; (iii) extends eligibility to be granted options to non-employee directors of CanWest; (iv) permits options to be transferred other than for normal estate settlement purposes; (v) an extension of the expiry date of an option beyond seven years from its grant date; (vi) permits awards, other than options and restricted share units, to be made under the Plan; or (vii) changes the amendment provisions of the Plan other than to add items requiring shareholder approval; and

(c)	the Toronto Stock Exchange requires shareholder approval for a reduction of the exercise price of an option benefiting an insider.

Effective November 6, 2007, the Board granted to CanWest employees, subject to the ratification and approval of the Plan by CanWest shareholders, options to acquire an aggregate of 882,200 CanWest Shares and 305,200 restricted share units under the Plan.  These options expire on November 6, 2014.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has the following employment agreements with named executive officers:

Leonard J. Asper

The Company has entered into a management services agreement with Leonard Asper Holdings Inc. (“LAHI”) with respect to the services of Leonard Asper.  In respect of the services provided by Leonard Asper as President and Chief Executive Officer (“CEO”), the agreement provides for a base annual fee of $900,000 and incentive fees up to 200% of base fee based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives.  In respect of fiscal 2007, Mr. Asper was entitled to a total grant of 175,000 options, 50% of which were granted on November 6, 2006 and 50% of which were performance-based and were dependent upon the financial performance of the Company in fiscal 2007 and were granted on November 6, 2007.  On November 6, 2007, Mr. Asper was granted 127,400 options and 33,200 Restricted Share Units in respect of fiscal 2008 pursuant to the terms of the new Stock Option and Restricted Share Unit Plan.  The 2008 grants remain conditional upon shareholder approval of the Stock Option and Restricted Share Unit Plan in January as further described in this document.  The agreement requires that Mr. Asper not engage or invest in, own, manage, operate, finance, control or participate in any business that competes with CanWest for a period of 12 months following the expiration of the agreement.  Should LAHI terminate the agreement within six months following a change of control of CanWest, LAHI is entitled to receive 24 months basic fees and pro-rated incentive fees for the fiscal year in which the termination occurs.

Kathleen A. Dore

 The Company has entered into an employment agreement with Kathleen Dore as President, Canadian Television Operations.  The agreement, which expires August 31, 2008, provides for a base annual salary of $1,100,000 and incentive compensation up to 200% of base salary based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives.  In fiscal 2007, Ms. Dore received additional incentive compensation for activities related to the acquisition of Alliance Atlantis Communications Inc.  In respect of 2007, Ms. Dore was entitled to a total grant of 100,00 options, 50% of which were granted on November 6, 2006 and 50% of which were performance-based and were dependent upon the financial performance of Canadian television operations in fiscal 2007 and were granted on November 6, 2007.  On November 6, 2007 Ms. Dore was granted 24,600 share appreciation rights under the CW Media Inc. Cash Settled Share Appreciation Right and Restricted Share Unit Plan.

Under the terms of her employment agreement, Ms. Dore received a $700,000 signing bonus upon commencement of employment and was entitled to long-term incentive payments of $350,000 in fiscal 2005, $560,000 in fiscal 2006, $630,000 in fiscal 2007 and $280,000 in fiscal 2008.  Ms. Dore was also entitled to receive 186,667 Non-Voting Shares on August 31, 2007.  Of these shares, 50% are held in escrow and will be released over a period of time ending September 1, 2009.  In the event that the Company does not extend employment beyond the initial expiry date, Ms. Dore is entitled to a payment equivalent to her annual base salary plus the average of her bonuses over the previous two years.

John E. Maguire

The Company has entered into an employment agreement with John E. Maguire, as Chief Financial Officer.  The agreement provides for a base annual salary of $500,000 and incentive compensation up to 100% of base salary based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives.  In fiscal 2007, Mr. Maguire received additional incentive compensation for activities related to the acquisition of Alliance Atlantis Communications Inc.  In respect of fiscal 2007, Mr. Maguire was entitled to receive a total grant of 50,000 options, 50% of which were granted on November 6, 2006 and 50% of which were performance-based and were dependent upon the financial performance of the Company in fiscal 2007 and were granted on November 6, 2007.  On November 6, 2006, Mr. Maguire was granted 38,800 options and 10,100 restricted share units in respect of fiscal 2008 pursuant to the terms of the new Stock Option and Restricted Share Unit Plan.  The 2008 grants remain conditional upon shareholder approval of the Stock Option and Restricted Share Unit Plan in January as further described in this document.

Dennis Skulsky

The Company has entered into an employment agreement with Dennis Skulsky as President and Chief Executive Officer of CanWest MediaWorks Publications Inc.  The agreement provides for a base annual salary of $650,000 and incentive compensation up to 62.5% of base salary based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives.  In fiscal 2007, Mr. Skulsky was granted 36,043 performance units under the CanWest MediaWorks Income Fund Performance Unit Plan.  On November 6, 2007, Mr. Skulsky was granted 73,700 options and 19,200 Restricted Share Units in respect of fiscal 2008 pursuant to the terms of the new Stock Option and Restricted Share Unit Plan.  The 2008 grants remain conditional upon shareholder approval of the Stock Option and Restricted Share Unit Plan in January as further described in this document.  In the event of termination without cause, Mr. Skulsky is entitled to receive a payment equivalent to two years base salary and average annual bonus earned during the preceding three year period.

Thomas C. Strike

The Company has entered into an employment agreement with Thomas C. Strike, as President, Corporate Development and Strategy Implementation.  The agreement provides for a base annual salary of $750,000, a guaranteed annual bonus of $150,000 and incentive compensation up to 150% of combined base and guaranteed annual bonus based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives.  In fiscal 2007, Mr. Strike received additional incentive compensation for past services and activities related to the acquisition of Alliance Atlantis Communications Inc.  In respect of fiscal 2007, Mr. Strike was entitled to receive a total grant of 120,000 options, 50% of which were granted on November 6, 2006 and 50% of which were performance-based and were dependent upon the financial performance of the Company in fiscal 2007 and were granted on November 6, 2007.  On November 6, 2007, Mr. Strike was granted 89,000 options and 23,200 Restricted Share Units in respect of fiscal 2008 pursuant to the terms of the new Stock Option and Restricted Share Unit Plan.  The 2008 grants remain conditional upon shareholder approval of the Stock Option and Restricted Share Unit Plan in January as further described in this document.  In the event of termination following a change of control of CanWest, Mr. Strike is entitled to receive a payment equivalent to two years base salary and guaranteed annual bonus.

Peter D. Viner

The services of Peter D. Viner as President of the Company’s Canadian Operations and as President and Chief Executive Officer of CanWest MediaWorks Limited Partnership were, until his retirement on July 13, 2007, provided pursuant to agreements entered into with Mr. Viner’s personal services company.  The agreements collectively provided for a base annual fee of $900,000 and a guaranteed annual incentive fee of $300,000 and incentive fee of up to 150% of the combined base fee and guaranteed annual incentive base upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives.  Mr. Viner was entitled to receive an annual grant of performance units under the CanWest MediaWorks Income Fund Performance Unit Plan (“PUP”) and CanWest stock options.  In respect of fiscal 2007, Mr. Viner was granted 56,227 performance units and was entitled to a total grant of 42,000 options, 50% of which were performance based and were dependent upon the financial performance of the Company in fiscal 2007 and were granted on November 6, 2007.  Following his retirement, Mr. Viner has agreed to continue to provide advisory services.  Both Mr. Viner’s personal service company and Mr. Viner agree not to provide services to any entity which operates a business competitive with CanWest, in any country where CanWest has operations, for 12 months following the end of the agreement.

Composition of the Human Resources Committee

During the year ended August 31, 2007, the following were members of the Human Resources Committee:  Mr. Ronald Daniels (Chair), Dr. Lloyd I. Barber, Mr. Derek Burney, Mr. Paul Godfrey and Mr. Frank King.

Report on Executive Compensation

Compensation Philosophy

The Company’s compensation policies are designed to attract, retain, incent and reward the services of highly skilled executives by providing compensation and incentives to recognize high performance.  The Company’s “pay for performance” approach is to provide competitive base compensation packages commensurate with industry standards and incentive programs that provide above-market rewards for the achievement of high performance and results.

Compensation packages reflect job levels and responsibilities as well as the marketplace.  Packages are designed to be competitive with (i) those of other publicly traded companies which, similar to the Company, are involved in the media and entertainment industry and (ii) other publicly traded companies of comparable size in terms of revenue.  In assessing the competitiveness of the Company’s executive compensation practices, the Human Resources Committee uses (i) independent published surveys and studies to compare the compensation packages to generally accepted practices for publicly traded companies, and (ii) proxies of a representative sample of comparable Canadian and North American companies with which the Company competes for talent.  Comprehensive executive compensation surveys are routinely undertaken by third party consulting firms on behalf of the Human Resources Committee and were recently completed by Aon Consulting in each of 2004 and 2006.

Compensation Objectives and Pay Mix

The major elements of the Company’s executive compensation packages consist of base salary, annual short-term performance-based cash incentives, long-term incentives and perquisites.

The annual cash incentive program is designed to reward delivery of results against pre-defined measures within a twelve-month frame.  Long-term incentives are designed to reward the sustained performance of the Company through increased share price of CanWest’s securities.  The actual mix between the compensation elements varies, depending on the ability of the executive to influence short-term and long-term results, the level of the executive, and competitive local market practices.  The overall goal is to provide base salary packages for experienced, top-performing employees in the 50th percentile and above market reward programs up to the 75th percentile.

In 2006, the Human Resources Committee engaged Aon Consulting to complete a comprehensive executive compensation survey.  Aon Consulting found that although the Company was in a strong position on total cash compensation relative to the Canadian market (and was in a competitive position relative to the North American market), it was below market on long-term incentive grants.  Data from the comparison group suggested that other media and communications companies had adopted similar North American pay scale strategies.  However, relative to the comparison group, the Company placed a greater emphasis on short-term incentives than their media counterparts who had greater weighting on long-term incentives.

Accordingly, throughout fiscal 2006 and 2007, the Human Resources Committee initiated a number of reforms to the Company’s executive compensation practices.  These initiatives were designed to achieve a rebalancing of total direct compensation with greater weight on long-term incentives for the Company’s senior executives.  Details of these initiatives are described below.

Job Grades

In fiscal 2006, the Human Resources Committee approved a system of job grades pursuant to which senior management positions within the Company were organized and evaluated using the Mercer Human Resources International Position Evaluation System.  Based on an assessment of internal comparability and external market data, points were allocated to each job to establish a relative ranking and hierarchy of roles and responsibilities.  For the senior management team, this evaluation was completed in fiscal 2007.  Job grades provide the framework for base salaries, short-term incentives, long-term incentives and reward eligibility.  The job grade framework is designed to ensure consistency in compensation decisions.

Base Salaries

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

Short Term Cash Incentives

Annual performance-based incentives are designed to encourage and reward improved performance and achievement of results from year to year.  The amount of annual incentive payment is tied to two components:  (i) achievement of improved financial results and (ii) achievement of personal objectives.

For fiscal 2007, the achievement of financial criteria and personal objectives have weightings, generally, of 80% and 20% respectively in the calculation of annual incentive payments.  The financial criteria include a minimum year over year increase in fully diluted earnings per share, a minimum year over year increase in net earnings and a minimum return on average shareholders’ equity.

Effective fiscal 2008, the achievement of financial criteria and personal objectives will have weightings of 80% and 20% respectively in the calculation of annual incentive payments for the executive management team (including the named executive officers).  Of the weight placed on financial goals, a portion will be allocated to group performance to incent greater line-of-sight for team results.  The weighting for financial and personal goals will shift to 70% and 30% respectively for Senior Vice Presidents; to 60% and 40% respectively for Vice Presidents, Publishers and General Managers; and to 50% and 50% respectively for director level positions.  The Human Resources Committee believes that these weights are consistent with external market practices and, more appropriately, allocate a greater weight to financial criteria for senior executives at the top of the organization.

Financial Goals:

Financial performance targets are to be set by senior executives annually in conjunction with planning, budgeting and performance management processes.  Consideration will be given to the historic probability of achievement.  By placing greater weight on financial results, the new short-term incentive plan will create a clearer linkage between pay and performance.

Effective fiscal 2008, financial measures will include EBITDA and Earnings per Share.

For the small group of functional roles that work with all lines of business (including by way of example, the finance, legal and human resources groups), the achievement of financial criteria and personal objectives will have weightings split between company performance and personal goals that are directly aligned to key company-wide projects. Budgetary targets will be placed within personal goals.

In order to further incent employees to strive for overachievement, and to offset the greater risk associated with financial goals, in fiscal 2007, the Human Resources Committee approved the creation of targets with overachievement payout lines.  Overachievement at 125% of financial performance target will be rewarded with a bonus payment of up to 150% of target.  Near target performance at a minimum of 90% achievement of financial performance targets will be rewarded with partial bonus payments of 10%.

Personal Goals:

In order to further incent employees to strive for exceptional performance, the Human Resources Committee has approved the creation of personal goal overachievement payout factors. Personal goals and objectives are to be established by senior management annually in conjunction with the performance management process.  Bonus payments of up to 125% may be available to reward performance that far exceeds expectations on an exceptional basis.

While individuals within a particular business unit may be paid up to 125% of their eligible bonus entitlement on their personal component, a budgetary cap of 110% will apply collectively to all individuals within that business unit.  This cap provides for a maximum payout equal to an “above expectations” rating per business unit, and will be evaluated annually.

The Human Resources Committee believes it is appropriate to offer overachievement bonuses for both financial and personal goals thus giving management the ability to reward exceptional performance within the framework of a controlled management incentive program.

Long-Term Incentives

CanWest’s long term stock option program (Executive Stock Option Plan) is designed to reward executives for their performance and contribution to the Company as well as retain their services over the long-term.  Under the Executive Stock Option Plan, the Board may grant options to acquire Subordinate Voting Shares or Non-Voting Shares.   Each participant in the plan is entitled to receive an annual grant of options, 50% of which is performance-based and dependent upon the financial performance of CanWest.  Specifically, for these performance-based options to be granted, CanWest has to achieve at least two of the following three performance criteria:  a minimum year over year increase in the share price, a minimum year over year increase in net earnings/operating earnings (as applicable) and a minimum return on average shareholders’ equity.  For fiscal 2007, for the named executive officers, these performance criteria were achieved and therefore 100% of the annual option entitlement was awarded.  Options granted to executives in fiscal 2007 vest over 5 years at the rate of 20% per year.

Effective fiscal 2008, and subject to shareholder approval of a replacement Stock Option and Restricted Share Unit Plan, no further options will be awarded under CanWest’s Executive Stock Option Plan.  Instead, a combination of options and restricted share units will be awarded to participants pursuant to the terms of a new Stock Option and Restricted Share Unit Plan; details of which are summarized under the section “Adoption of Stock Option and Restricted Share Unit Plan”.

Under the replacement Stock Option and Restricted Share Unit Plan, both the options and restricted share units are intended to provide employees with long-term incentives.  As CanWest’s share price increases, options and restricted share units increase in value.  As equity-based plans, the value realized by employees is directly related to changes in CanWest’s share price.  Importantly, the terms of the new Stock Option and Restricted Share Unit Plan enable to the Board of Directors, under the recommendation of the Human Resources Committee, to specify certain performance criteria as a condition to the vesting of the awards.  The establishment of performance criteria, together with time vesting requirements, will better align the interests of the participants with those of CanWest’s shareholders.

In developing the replacement plan, the Human Resources Committee considered the competitive position, retention value, tax effectiveness of the plan for employees and the Company, as well as shareholder interests and dilution levels.

Stock Ownership Guidelines

Effective fiscal 2008, the Human Resources Committee has introduced stock ownership guidelines for senior members of the executive management committee.  Members of the executive management committee are expected to demonstrate their commitment to the Company through stock ownership under the following board-approved guidelines and are expected to achieve such guidelines within a period of five years.

Name and Principal Position	Recommended Stock Ownership
Leonard J. Asper, President & Chief Executive Officer CanWest Global Communications Corp.	2.0 times annual salary
Kathleen A. Dore, President, Canadian Television CanWest MediaWorks Inc.	1.5 times annual salary
Dennis Skulsky, President & Chief Executive Officer CanWest MediaWorks Publications Inc.	1.5 times annual salary
Thomas C. Strike, President, Corporate Development & Strategy Implementation, CanWest Global Communications Corp.	1.5 times annual salary
John E. Maguire, Chief Financial Officer CanWest Global Communications Corp.	1.5 times annual salary
David A. Asper, Executive Vice-President CanWest Global Communications Corp.	1.0 times annual salary
Richard M. Leipsic, Senior Vice-President and General Counsel CanWest Global Communications Corp.	1.0 times annual salary
Grace Palombo, Senior Vice-President, Human Resources CanWest Global Communications Corp.	1.0 times annual salary

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

Submitted by:Ronald J. DanielsLloyd I. Barber
Derek BurneyPaul Godfrey
Frank King

Compensation of the CEO

In respect of fiscal 2007, the CEO was paid a base salary of $900,000, a bonus of $1,163,745 and was granted options to acquire 175,000 Subordinate Voting Shares under the Executive Stock Option Plan.  The annual performance based incentive of up to 200% of base salary was based upon financial and personal objectives determined and approved by the Board.  In fiscal 2007, the short-term incentive plan was based upon achievement of the financial objectives (worth 80%) and achievement of personal objectives (worth 20%).  The Human Resources Committee reviews the compensation of the CEO in relation to the compensation of CEOs of comparable companies in the media and entertainment industry and other companies of similar size and revenue.  A comprehensive survey by a third party consulting firm was undertaken in 2006 in order to assist the Human Resources Committee with its determination.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company is committed to the highest standards of corporate governance. The Board and each of its committees have continued to refine the Company’s governance policies and practices in light of regulatory initiatives in North America that have been adopted to improve corporate governance.

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

The Board has reviewed the Company’s corporate governance practices in response to the U.S. Sarbanes-Oxley Act of 2002, applicable rules of the U.S. Securities and Exchange Commission (the “SEC Rules”), and the New York Stock Exchange Corporate Governance Standards (the “NYSE Standards”).  The Board will continue to review the Company’s corporate governance practices on an ongoing basis in response to the evolving regulatory standards.

The corporate governance practices adopted by the Company are set out below.

Ethical Business Conduct

The Company has adopted a Code of Ethics (the “Code”) that governs the behaviour of its directors and senior executive officers. The Code sets out procedures for monitoring compliance with the Code, describes the measures designed to ensure that the directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, and describes other steps taken to encourage and promote a culture of ethical business conduct.  A copy of the Code is available on the SEDAR website at www.sedar.com or on the CanWest’s website at www.canwestglobal.com.

Board Mandate

The mandate of the Board is to supervise the management of the Company’s business and affairs, to act with a view to the Company’s best interests and to exercise the care, skill and diligence that a reasonably prudent person would exercise in comparable circumstances.  In doing so, the Board acts in accordance with:

•	the CBCA, the Broadcasting Act, other laws that apply to media companies, as well as laws of general application;
•	the Company’s articles of incorporation and by-laws;
•	written charters of the Board and Board committees; and
•	the Code and other internal policies.

As part of its overall stewardship responsibilities, the Board is responsible for the following matters:

(a)	General Strategic Direction and Significant Initiatives

•	Reviewing and assessing the Company’s operations with a view to ensuring the best performance is achieved;
•	Reviewing and approving the Company’s major development activities, including major acquisitions, investments and divestitures outside the ordinary course of business;
•	Adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
•	Approving operating and capital budgets;
•	Reviewing and approving the dividend policy and declaration of dividends; and
•	Reviewing and approving major financing and any offering of the Company’s securities.

(b)	Risk Management
•	Identifying the principal risks of the Company’s business (including financial, accounting and legal risks) and ensuring the implementation of appropriate systems to manage these risks;
•	Reviewing and ensuring the integrity of the Company’s internal control and management information systems;
•	Satisfying itself from time to time that the Company’s operations are in material compliance with applicable laws and regulations;
•
Reviewing and approving the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, taking into account the recommendations of the Audit Committee; and

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
•
Reviewing and approving the Company’s Amended and Restated Combined Share Compensation Plan, Deferred Share Unit Plan and, subject to shareholder approval, the new Stock Option and Restricted Share Unit Plan (collectively, the “Equity Plans”) and Executive Annual Incentive Plan;

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
•
Overseeing and monitoring the Company’s pension plans and other retirement arrangements, or, to the extent this function is delegated to the Pension Committee, requesting updates and other relevant information from the Pension Committee from time to time.

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

In fulfilling the Mandate, the directors have access to the Company’s management as well as advisors to the Company, which assists them in the understanding of proposed Board actions and the implications of voting for or against such actions.  The Board of Directors has adopted the formal mandate set out in Schedule C to this Information Circular.

Orientation and Continuing Education

New directors are given the opportunity to individually meet with the holders of the Multiple Voting Shares and with senior management to improve their understanding of the Company’s operations.  Tours of several of the Company’s key operations are arranged for the new directors.  New directors are also provided with reference materials describing the Company’s organizational structure, the structure of the Board and its committees, Company policies, articles and by-laws, as well as Board materials for the preceding 12 months. All of the directors have access to continuing education opportunities designed to help them as well as to ensure that their knowledge and understanding of the Company’s business remains current. On an ongoing basis, directors are given presentations on various aspects of the Company’s activities and functions during regularly scheduled Board meetings.  In addition, regardless of whether a meeting of the Board is scheduled, all directors regularly receive information on the Company’s operations including a report from the CEO, a report on corporate development activities, operations reports, a financial overview and other pertinent information.  All Company executives are available for discussions with directors concerning any questions or comments which may arise between meetings.

Composition of the Board

The Company’s Board currently consists of twelve directors, nine of whom are independent, as follows: Lloyd I. Barber, Derek H. Burney, Ronald J. Daniels, David J. Drybrough, Paul V. Godfrey, David W. Kerr, Frank W. King, David A. Leslie and Lisa M. Pankratz. Accordingly, a majority of the directors are independent. The three remaining directors, David A. Asper, Gail S. Asper and Leonard J. Asper, are considered to be non-independent directors because they are each a senior officer of the Company who, together, indirectly control the Company.  As Dr. L. Barber intends to retire in January 2008 and will not stand for reelection to the Board, the number of directors to be elected at the Meeting is eleven, eight of whom are independent.

In order to ensure that the Board can function independently from management, the Board has separated the roles of Chair of the Board and CEO of the Company through the appointment of Derek H. Burney, an independent director, as Chair of the Board and Leonard J. Asper as CEO.  During regularly scheduled Board and committee meetings, the independent directors meet separately from members of management and non-independent directors.

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

Audit Committee

The Audit Committee is currently composed of five directors, each of whom is unrelated and independent.  The Board has determined that all of the members of the Audit Committee are “financial experts” and “financially literate” as these terms are defined in MI 52-110, the Sarbanes-Oxley Act of 2002, the SEC Rules and NYSE Standards.  Please refer to the description of the Audit Committee set out in the Company’s Annual Information Form, including the information required to be disclosed under Form 52-110F1, available on the SEDAR website at www.sedar.com.  Dr. L. Barber, a current member of the Audit Committee, intends to retire in January 2008 and will not stand for reelection to the Board.

Human Resources Committee

The Human Resources Committee is currently composed of five directors, all of whom are independent.  The committee makes recommendations to the Board on, among other things, executive compensation, approves the compensation of the CEO and reviews other aspects of executive compensation, such as the Company’s share compensation plans.  The Human Resources Committee has developed a description of the position of the Chair of the Board and each committee of the Board and the CEO and is responsible for reviewing and approving the corporate objectives (financial and personal) which the CEO is responsible for meeting.  This committee also conducts the annual assessment of the CEO’s performance as measured against these objectives. The results of this assessment are reported to the Board.

The Human Resources Committee reviews how directors are compensated for serving on the Board and its committees and recommends any changes to the Board.  In doing so, the Human Resources Committee compares the directors’ compensation to that of similar companies. The committee also ensures that the Company complies with corporate and securities legislation with respect to executive compensation disclosure.  Dr. L. Barber, a current member of the Human Resources Committee, intends to retire in January 2008 and will not stand for reelection to the Board.

Pension Committee

The Pension Committee is currently composed of five members, four of whom are independent directors.  The Pension Committee is responsible for overseeing matters relating to the investment policies and performance of the Company’s pension funds.  Dr. L. Barber, a current member of the Pension Committee, intends to retire in January 2008 and will not stand for reelection to the Board.

Governance and Nominating Committee

The Governance and Nominating Committee is composed of five directors, all of whom are independent.  The committee is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company.  The Governance and Nominating Committee also monitors compliance with any rules, regulations, procedures or guidelines promulgated by regulatory authorities having jurisdiction over the Company (including applicable stock exchanges) relating to corporate governance.  The Board is responsible for reviewing and approving the set of corporate governance principles recommended by the Governance and Nominating Committee.  The Corporate Secretary, who is also a director, is responsible for ensuring all corporate governance matters are reviewed by the Board and the Governance and Nominating Committee, as appropriate.

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

The Governance and Nominating Committee is authorized to engage the services of outside consultants to help identify qualified candidates for nomination to the Board.

EMPLOYEES

As at August 31, 2007 our Canadian television operations employed the equivalent of approximately 2,171 full-time employees. Approximately 52% of our Canadian broadcast employees are unionized and are employed under a total of 15 collective agreements.

Thirteen of our broadcasting bargaining units at 11 stations are represented by the Communications, Energy and Paper-workers Union of Canada (CEP). In April 2001, this union applied to the Canadian Industrial Relations Board (CIRB) to declare CanWest a “single employer” and to amalgamate those bargaining units into a single unit. In 2005, the CIRB determined CanWest to be a “single employer” for labour relations purposes.    In November 2007, the CIRB decided that the CEP bargaining units would be amalgamated into three units—a British Columbia unit of CEP members at CHAN Vancouver, CHEK Victoria and CHBC Kelowna, an Alberta unit of CEP members at CICT Calgary, CITV Edmonton and CISA Lethbridge and a unit of all remaining CEP units (CFSK Saskatoon, CKND Winnipeg, CIII Toronto/Ottawa, CHCH Hamilton and CIHF Halifax/St. John).  Currently, 11 of the existing CEP agreements are in expired status but no negotiations have taken place because of the CIRB process.  The remaining 2 CEP agreements expire in fiscal 2008.  In addition, the Canadian Public Employees (CUPE) bargaining unit at CKMI Montreal/Quebec is currently in negotiations to renew an agreement that expired August 31, 2007.

As at August 31, 2007 we employed the equivalent of 5,778 full time employees in our publishing and interactive operations. Approximately 49% of these employees are employed under a total of 42 collective agreements. None of these collective agreements are currently in negotiation. In fiscal 2008, eighteen collective agreements will expire.  In general, our collective agreements cover operations at individual publications or business locations, rather than multiple locations.

In addition, as at August 31, 2007, we had the equivalent of approximately 435 non-unionized full time employees working in central services areas including our ReachCanada call centre, our business services centre, and our information technology group.  These employee groups support our Canadian television, publishing and interactive operations.

In Australia, Network TEN and Eye Corp employed approximately 1,300 full-time employees at August 31, 2007.  Approximately 40% are represented by labor unions.

We employ 70 people in our Turkish radio operations, none of which are represented by trade unions. As at August 31, 2007 we employed 39 people in our U.K. radio operations.

We employ approximately 50 people at our corporate and international offices.

As at August 31, 2007, there were 621 employees employed by CW Media or its subsidiaries.  Of these, 385 were employed by entities held in trust pending approval of the CRTC of the Company’s change of control application.  In July 2005, the Canadian Media Guild applied for certification of bargaining unit comprising approximately 100 of these employees.  Pursuant to a secret ballot conducted by the Canadian Industrial Relations Board on December 7, 2005, a majority of those employees who voted elected to have the Canadian Media Guild represent them as their bargaining agent in contract negotiations.  The Canadian Media Guild served notice to commence negotiations in June 2006, and negotiations have been ongoing since then.

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

RELATED PARTY TRANSACTIONS

As of August 31, 2007 we had outstanding advances due from CanWest of $56 million (August 31, 2006 - $55 million).  The largest amount outstanding during our fiscal year 2007 was $60 million. The loan is unsecured and non-interest bearing with no fixed repayment terms.

As of August 31, 2007 we had loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest in the gross amount of $421.2 million (2006 – $421.2 million).  Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, in fiscal 2004, CanWest commenced a process to sell its Fireworks Entertainment Division.  A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company established a provision of $418.7 million against these loans in fiscal 2004 and an additional provision of $11.4 million in 2005.  For the year ended August 31, 2006, due to recoveries of certain balances at CanWest’s Fireworks Entertainment Division, additional funds, in excess of previously expected recoveries, totaling $8.9 million were repaid to the Company.  These loans were unsecured and non-interest bearing.

In October 2005, we settled senior subordinated notes held by our parent company with a book value of $49.7 million under the same terms offered to unrelated senior subordinated note holders for $55.4 million. Interest expense related to this debt totaled $0.7 million for the year ended August 31, 2006 (2005 - $6.0 million).

The Company made operating lease payments of $3.2 million to CanWest and affiliated companies for the year ended August 31, 2007 (2006 - $3.2 million), which are included in selling, general and administrative expenses.  In addition, the Company has included $0.5 million of building development expenses payable to this company in selling general and administrative expenses. The obligations under these operating leases of $1.2 million continue until August 2010.

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

Aggregate Indebtedness

Currently, there are no indebtedness outstanding with any directors or officers.  During the year, there was a mortgage receivable outstanding from T.C. Strike with the highest amount outstanding during the year ended August 31, 2007 being $350,000.

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

This action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim.  By a statement of claim dated April 5, 2004, issued in the Manitoba Court of Queen’s Bench, the plaintiffs commenced a suit against the defendants noted above as well as Leonard Asper, claiming in substance the same matters as in the Ontario action and as well that the amalgamation was oppressive to the interests of the plaintiff. The plaintiffs are seeking, among other things, damages of $425 million (including aggravated and punitive damages).

The defendants filed a statement of defense and counterclaim on June 20, 2005. In its defense and counterclaim, the defendants deny the plaintiffs’ claim for damages and further assert that by not dissenting to the amalgamation the plaintiffs waived or are stopped from asserting claims in the action, including for appraisal, fair value or oppression. The defendants also plead that the plaintiff’s claim is barred with respect to any matter, facts, or conduct prior to six years preceding the filing of the statement of claim in Manitoba. In its counterclaim, CanWest (plaintiff by counterclaim) claims against the plaintiffs (defendants by counterclaim) repayment to CanWest of the difference between the fair value of the shares held by the defendants in CBL and $57.7 million. The defendants filed a reply and defense to CanWest’s counterclaim on September 6, 2005.

Hollinger Litigation

 We have requested arbitration related to $84 million owed by Hollinger related to certain unresolved adjustments and claims related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger.  Hollinger disputes this claim and claims that it and certain of its affiliates are owed $116 million by us.  The arbitration is scheduled to occur in four hearings, the first of which was held in February 2007 and the remainder of which are scheduled to occur prior to August 31, 2008.

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

ITEM 9.  THE OFFER AND LISTING

MARKETS

Our securities are not traded on any stock exchange or other regulated market.  Our parent, CanWest Global Communications Corp. is a public company whose Subordinate Voting Shares and Non-voting Shares are listed on The Toronto Stock Exchange.

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

As at August 31, 2007, with the exception of CW Media Senior Unsecured Interim Loans, we have fully hedged the currency exposure on our U.S. dollar denominated debt.

As of August 31, 2007, we have entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 6.7%) and receive floating rates of interest (at an average rate of 4.6%) on a notional amount of $297 million. We have entered into pay fixed receive floating cross-currency swap contracts at an average rate of 6.6% on a notional amount of $1,489 million and receive floating rates of 8.1% on a notional amount of US$1,244 million. We have also entered into pay floating receive fixed cross-currency swap contracts at an average floating rate of 8.7% on a notional amount of $908 million and an average fixed rate of 8.0% on a notional amount of US$762 million.  We have also entered into pay fix receive fixed cross currency swap contracts at an average fixed rate of 9.1% on a notional amount of $425 million and receive fixed at an average rate of 9.3% on a notional amount of US$400 million.

We are also exposed to foreign exchange and interest rate risk as a result of debt and related swaps issued by Network TEN.  At August 31, 2007, Network TEN had long-term debt of $521 million (A$605 million). Network TEN has entered into “pay floating receive fixed” cross-currency swap contracts at an average floating rate of 7.7% on a notional amount of A$210 million and “received fixed” swap contracts at an average rate of 5.4% on a notional amount of US$125 million. Network TEN has also entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 5.7%) on a notional amount of A$255 million.

Based on the swap contracts outstanding and the level of variable rate debt at August 31, 2007, we estimate that a 1% increase in floating interest rates would increase annual interest expense by $11 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of August 31, 2007, our outstanding swap contracts were in a net unrealized loss position of $417 million (including $52 million related to TEN Group). Of this amount $171 million (including $49 million related to TEN Group) is recorded in the book value of our long-term debt on our balance sheet because we carry hedged foreign denominated debt at swapped rates, and a net amount $147 million of the liability is recorded on our balance sheet as swap liabilities and assets related to swaps for which we are not utilizing hedge accounting.

As of August 31, 2007, assuming all other variables are held constant, a ten basis point parallel upward shift in the Canadian and U.S. fixed yield interest rate curves would result in a $3.5 million improvement in the mark to market value of all swaps, excluding TEN Group. A $0.001 change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $2.6 million change in the mark to market value of the cross-currency swaps. A $0.001 change in the value of the Australian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $0.3 million change in the mark to market value of the cross-currency swaps.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULT, DIVIDEND ARRERAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

Changes in Internal Control over Financial Reporting

In August 2007, the Company acquired a 35% equity interest in CW Investments as a result of our and Goldman Sachs’ acquisition of Alliance Atlantis Communications Inc.  Also in August 2007, we exchanged our interest in The Ten Group Pty Limited for ordinary shares of Ten Network Holdings Limited.  We now hold approximately 57% interest in Ten Network Holdings Limited.

The Company is currently reviewing the processes, systems and internal controls relating to such acquired interests in order to integrate our own internal controls over financial reporting into the activities associated with CW Investments and Ten Network Holdings Limited.

Other than as described above, there has been no change in our internal control over financial reporting that occurred during our last fiscal year that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of August 31, 2007.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of August 31, 2007 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Audit Committee are financially literate and our Board has determined that Dr. Barber, Ms Pankratz, Mr. David Leslie, Mr. David Kerr and Mr. Drybrough qualify as financial experts and are independent under the New York Stock Exchange independence standards applicable to foreign private issuers.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee establishes the external auditors’ compensation.  For the years ended August 31, 2006 and August 31, 2005, we paid fees to PricewaterhouseCoopers LLP and its affiliates as follows:

	For the year ended August 31,
	2007	2006
	(in thousands of Canadian dollars)
Audit fees	$3,999	$6,335
Audit related fees(1)	88	1,243
Tax fees(2)	404	716
	$4,491	$8,294

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER

     Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Reference is made to our audited consolidated financial statements for the three-year period ended August 31, 2007 filed with this annual report and beginning on page F-1.

ITEM 18.  FINANCIAL STATEMENTS

Not applicable

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
4.1
Credit Agreement dated as of 13 October 2005 among, inter alia, CanWest MediaWorks Inc., as borrower, the guarantors from time to time party thereto, The Bank of Nova Scotia, as administrative agent and the lenders from time to time party thereto. (1)

4.2
First Amendment Agreement to Credit Agreement dated October 13, 2005, dated as of February 15, 2006, among CanWest MediaWorks Inc., as borrower, the guarantors from time to time party to the Credit Agreement, The Bank of Nova Scotia as administrative agent and the lenders from time to time party to the Credit Agreement. (5)

4.3
Second Amendment Agreement to the Credit Agreement dated October 13, 2005, dated as of April 30, 2007, among CanWest MediaWorks Inc., as borrower, the guarantors from time to time party to Credit Agreement, The Bank of Nova Scotia as administrative agent and the lenders from time to time party to the Credit Agreement.

4.4
Third Amendment Agreement to the Credit Agreement dated October 13, 2005, dated as of July 31, 2007, among CanWest MediaWorks Inc., as borrower, the guarantors from time to time party to Credit Agreement, The Bank of Nova Scotia as administrative agent and the lenders from time to time party to the Credit Agreement.

4.5
Pension and Employee Benefit Plans Agreement, dated as of November 15, 2000, among Hollinger International Inc., Southam Inc. (n/k/a XSTM Holdings (2000) Inc.), Hollinger Canadian Newspapers, Limited Partnership, HCN Publications Company, Hollinger Canadian Operating Company ULC and CanWest Global Communications Corporation. (2)

4. 6	Guarantee, dated as of November 18, 2004, executed by the Guarantors identified therein. (4)
4.7
Indenture, dated as of November 18, 2004, among 3815668 Canada Inc. (immediately prior to its amalgamation with CanWest Media Inc.), the Guarantors named therein and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012. (4)

4.8
First Supplemental Indenture to the Indenture dated November 18, 2004, dated as of November 18, 2004, among 3815668 Canada Inc. (immediately prior to its amalgamation with CanWest Media Inc.), the Guarantors named therein and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012. (4)

4.9
Second Supplemental Indenture to the Indenture dated November 18, 2004, dated as of August 30, 2005, among CanWest Media Inc., 4309626 Canada Inc., National Post Holdings Ltd., GTNQ Holdings Inc. and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012. (1)

4.10
Third Supplemental Indenture to the Indenture dated November 18, 2004, dated as of August 31, 2005, among CanWest Media Inc., CanWest MediaWorks Publications Inc. and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012. (1)

4.11
Fourth Supplemental Indenture to the Indenture dated November 18, 2004, dated as of September 1, 2005, among CanWest MediaWorks Inc. and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012. (1)

4.12
Fifth Supplemental Indenture to the Indenture dated November 18, 2004, dated as of May 31, 2006, among CanWest MediaWorks Inc., CanWest MediaWorks (US) Holdings Corp. and the Bank of New York, as trustee relating to 8% Senior Subordinated Notes due 2012. (5)

4.13	Amended and Restated Retirement Compensation Arrangement Plan, dated April 21, 2004, approved on behalf of CanWest Global Communications Corp. (4)
4.14	Retirement Compensation Arrangement Trust Agreement, dated as of February 7, 2002, between CanWest Global Communications Corp. and Royal Trust Corporation of Canada. (3)
4.15	Arrangement Agreement dated January 10, 2007, between 6681859 Canada Inc. (a wholly-owned subsidiary of CanWest MediaWorks Inc. as at January 10, 2007) and Alliance Atlantis Communications Inc.
4.16	First Amendment Agreement to the Arrangement Agreement dated January 10, 2007, dated as of February 26, 2007, between 6681859 Canada Inc. and Alliance Atlantis Communications Inc.
4.17	Second Amendment Agreement to the Arrangement Agreement dated January 10, 2007, dated as of July 30, 2007, between 6681859 Canada Inc. and Alliance Atlantis Communications Inc.
4.18	Voting Agreement dated January 10, 2007 between 6681859 Canada Inc., Southhill Strategy Inc., Michael MacMillan and Seaton McLean.
4.19	Voting Agreement dated January 10, 2007 between 6681859 Canada Inc., Sumac Corporation Limited and Donald R. Sobey.
4.20*	Voting Trust Agreement dated August 15, 2007 between CW Media Inc. and James B. Macdonald.
4.21*
Shareholders Agreement dated August 15, 2007 between CanWest MediaWorks Inc., 4414616 Canada Inc., GS Capital Partners VI Fund, L.P., GSCP VI AA One Holding S.àr.L, GSCP VI AA One Parallel Holding S.àr.L and CW  Investments Co.

4.22	Management and Administrative Services Agreement dated August 15, 2007 between CanWest MediaWorks Inc. and CW Media Inc.

* Portions of these exhibits have been omitted pursuant to a confidentiality treatment request.  The omitted material has been filed separately with the U.S. Securities and Exchange Commission.

4.23
Separation and Distribution Agreement dated August 15, 2007 between Entertainment Subco AB, Inc., Alliance Distribution Holdings S.à.r.l., 4414608 Canada Inc., 3217920 Nova Scotia Company, 4437497 Canada Inc., 4437641 Canada Inc., CW Media Holdings Inc., Alliance Atlantis Equicap Corporation, 4414641 Canada Inc., CW Media Inc. and certain additional related parties of the foregoing.

4.24	Privatization Agreement dated May 25, 2007 between CanWest MediaWorks Inc., CW MW Trust, CanWest MediaWorks (Canada) Inc., CanWest MediaWorks Limited Partnership and CanWest MediaWorks Income Fund.
4.25	Lock-Up Agreement dated May 8, 2007 between CanWest MediaWorks Ireland Holdings and HT Media Limited.
8	See Item 4. Organizational Structure in Part I of this Annual Report.
12.1	Certifications required by Rule 13a-14(a) or Rule 15d-14(a).
12.2	Certifications required by Rule 13a-14(a) or Rule 15d-14(a).
13	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 14, 2006, SEC File Number 333-13878 and incorporated by reference herein.
(2)	Previously filed as an Exhibit to the Registration Statement on Form F-4 of the Company filed on September 4, 2001, SEC File Number 333-00000 and incorporated by reference herein.
(3)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 28, 2003, SEC File Number 333-13878 and incorporated by reference herein.
(4)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 28, 2005, SEC File Number 333-13878 and incorporated by reference herein.
(5)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on December 6, 2006, SEC File Number 333-13878 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANWEST MEDIAWORKS INC.

By:           /s/ John E. Maguire
John E. Maguire
Chief Financial Officer

Date:  December 19, 2007

CANWEST MEDIAWORKS INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2007, 2006 AND 2005

PricewaterhouseCoopers LLP Chartered Accountants One Lombard Place, Suite 2300 Winnipeg, Manitoba Canada R3B 0X6 Telephone +1 (204) 926-2400 Facsimile +1 (204) 944-1020

November 2, 2007, except for notes 25 and 26 which are as of
December 14, 2007

Auditors’ Report

To the Directors of CanWest MediaWorks Inc.

We have audited the consolidated balance sheets of CanWest MediaWorks Inc. as of August 31, 2007 and August 31, 2006 and the related consolidated statements of earnings, retained earnings and cash flows for each of the three years in the period ended August 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2007 and August 31, 2006 and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Winnipeg, Canada

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CANWEST MEDIAWORKS INC.
CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE YEARS ENDED AUGUST 31
(In thousands of Canadian dollars)

	2007	2006	2005
		(Revised note 15)	(Revised note 15)
Revenue	2,865,282	2,685,813	2,816,062
Operating expenses	1,565,035	1,464,116	1,433,797
Selling, general and administrative expenses	813,280	762,277	716,329
Ravelston management contract termination (note 20)	-	-	12,750
	486,967	459,420	653,186
Amortization of intangibles (note 6)	6,395	10,947	18,418
Amortization of property, plant and equipment (note 4)	92,504	86,246	82,797
Other amortization	1,597	7,383	5,197
Operating income	386,471	354,844	546,774
Interest expense	(189,535)	(183,207)	(239,119)
Interest income	5,977	2,367	3,423
Amortization of deferred financing costs	(12,794)	(6,494)	(12,708)
Interest rate and foreign currency swap gains (losses) (note 8)	15,955	(138,639)	(121,064)
Accretion of long term liabilities (note 10)	(3,603)	-	-
Foreign exchange gains (losses)	9,685	(7,941)	(1,008)
Loan impairment recovery (provision) (note 19)	-	8,888	(11,390)
Investment gains, losses and write-downs (note 14)	8,448	102,490	1,527
Goodwill impairment (note 5)	-	-	(41,406)
Intangible asset impairment (note 6)	-		(9,629)
Loss on debt extinguishment (note 2 and 7)	-	(117,401)	(43,992)
	220,604	14,907	71,408
Provision for (recovery of) income taxes (note 13)	93,604	(88,423)	9,880
Earnings before the following	127,000	103,330	61,528
Minority interests	(105,490)	(95,998)	(89,365)
Interest in earnings of equity accounted affiliates	2,422	2,612	2,043
Realized currency translation adjustments (note 12)	(5,351)	(6,883)	622
Net earnings (loss) from continuing operations	18,581	3,061	(25,172)
Gain on sale of discontinued operations (note 15)	251,998	163,547	-
Earnings from discontinued operations (note 15)	10,532	23,588	29,962
Net earnings from discontinued operations	262,530	187,135	29,962
Net earnings for the year	281,111	190,196	4,790
The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIAWORKS INC.
CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31
(In thousands of Canadian dollars)

	2007	2006
ASSETS		(Revised note 15)
Current Assets
Cash	136,614	283,374
Accounts receivable	492,597	426,199
Income tax recoverable	-	4,305
Inventory	8,907	13,362
Investment in broadcast rights	169,614	161,070
Future income taxes (note 13)	16,824	17,799
Other current assets	45,035	41,412
Assets of discontinued operations (note 15)	-	58,623
	869,591	1,006,144
Other investments (note 3)	1,534,920	17,890
Investment in broadcast rights	39,001	30,493
Due from parent and affiliated companies (note 19)	55,947	55,170
Property, plant and equipment (note 4)	667,228	644,624
Future income taxes (note 13)	186,803	177,159
Other assets (note 18)	93,436	67,562
Intangible assets (note 6)	1,287,962	1,160,171
Goodwill (note 5)	2,336,735	2,292,522
Assets of discontinued operations (note 15)	-	176,753
	7,071,623	5,628,488
LIABILITIES
Current Liabilities
Accounts payable	214,956	151,394
Accrued liabilities	331,228	273,639
Income taxes payable	59,658	-
Broadcast rights accounts payable	65,980	56,933
Deferred revenue	42,167	35,859
Future income taxes (note 13)	38,153	43,409
Current portion of long term debt and obligations undercapital leases	11,045	3,640
Liabilities of discontinued operations (note 15)	-	22,059
	763,187	586,933
Long term debt and related foreign currency swap liability (note 7)	3,589,947	2,632,958
Interest rate and foreign currency swap liability (note 8)	151,936	142,172
Obligations under capital leases (note 9)	11,381	12,461
Other accrued liabilities (notes 17 and 18)	189,070	102,944
Future income taxes (note 13)	105,530	90,740
Puttable interest in subsidiary (note 10)	483,568	-
Minority interest	45,682	484,739
Liabilities of discontinued operations (note 15)	-	135,916
	5,340,301	4,188,863
Commitments, contingencies and guarantees (note 23)
SHAREHOLDER’S EQUITY
Capital stock (note 11)	438,838	438,838
Contributed surplus	132,953	134,038
Retained earnings	1,165,316	884,205
Cumulative foreign currency translation adjustments (note 12)	(5,785)	(17,456)
	1,731,322	1,439,625
	7,071,623	5,628,488
The notes constitute an integral part of the consolidated financial statements.

Signed on behalf of the Board

/s/ Derek H. Burney

Derek H. Burney
Director

 /s/ David J. Drybrough

David J. Drybrough
Director

CANWEST MEDIAWORKS INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED AUGUST 31
(In thousands of Canadian dollars)

	2007	2006	2005

Retained earnings - beginning of year	884,205	694,009	689,219

Net earnings for the year	281,111	190,196	4,790

Retained earnings – end of year	1,165,316	884,205	694,009

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIAWORKS INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED AUGUST 31
(In thousands of Canadian dollars)
	2007	2006	2005
		(revised note 15)	(Revised note 15)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings for the year	281,111	190,196	4,790
Earnings from discontinued operations	(262,530)	(187,135)	(29,962)
Items not affecting cash
Amortization	113,290	111,070	119,120
Non-cash interest	(273)	(1,503)	32,021
Future income taxes	16,723	(119,366)	(71,230)
Realized currency translation adjustments	5,351	6,883	(622)
Loan impairment (recovery)	-	(8,888)	11,390
Interest rate and foreign currency swap (gains) losses net of settlements	(14,835)	34,790	105,366
Investment gains, losses, and write-downs	(8,448)	(102,490)	(1,527)
Loss on debt extinguishment	-	117,401	43,992
Goodwill and intangible asset impairment expense	-	-	51,035
Amortization and write-down of film and television programs	-	-	6,163
Pension expense	6,918	8,336	8,254
Minority interests	105,490	95,998	89,365
Earnings of equity accounted affiliates	(2,422)	(2,612)	(2,043)
Foreign exchange losses (gains)	(10,022)	6,650	(5,571)
Stock compensation expense	1,116	3,199	3,073
Changes in non-cash operating accounts (note 16)	(100)	(95,667)	89,261
Cash flows from operating activities of continuing operations	231,369	56,862	452,875
Cash flows from operating activities of discontinued operations	38,940	38,615	40,084
Cash flows from operating activities	270,309	95,477	492,959

INVESTING ACTIVITIES
Other investments (note 3)	(13,849)	(2,736)	426
Investment in broadcast licences	(618)	(667)	-
Acquisitions (note 2)	(1,443,554)	(86,078)	(19,487)
Redemption of Class A Limited Partnership Units (note 2)	(496,923)	-	-
Proceeds from sale of discontinued operations (notes 2 and 15)	311,947	178,764	-
Proceeds from sales of other investments (note 3)	30,672	9,300	2,171
Proceeds from divestitures (note 3)	1,200	-	-
Proceeds from issuance of partnership units (note 2)	-	514,856	-
Proceeds from sale of property, plant and equipment	4,349	1,963	5,035
Purchase of property, plant and equipment	(104,219)	(79,525)	(87,689)
Proceeds from (advances to) parent and affiliated companies (note 19)	(3,479)	37,806	34,182
Investing activities from discontinued operations	(6,448)	(13,089)	(13,684)
	(1,720,922)	560,594	(79,046)
FINANCING ACTIVITIES
Issuance of long term debt, net of financing costs	3,311,801	943,557	142,454
Repayment of long term debt	(2,126,542)	(1,387,049)	(491,806)
Advances (repayments) of revolving facilities, net of financing costs	(269,776)	588,917	4,640
Settlement of swap liabilities	22,522	(354,205)	-
Swap recouponing payments	-	(48,726)	(41,653)
Payments of capital leases	(3,639)	(1,199)	(1,100)
Issuance of share capital to minority interest	-	498	5,369
Issuance of puttable interest in subsidiary	479,965	-	-
Payment of distributions to minority interest	(97,871)	(114,744)	(82,403)
Financing activities from discontinued operations	(13,363)	(13,691)	(21,034)
	1,303,097	(386,642)	(485,533)
Foreign exchange gain (loss) on cash denominated in foreign currencies	756	(1,331)	79
Net change in cash	(146,760)	268,098	(71,541)
Cash – beginning of year	283,374	15,276	86,817
Cash – end of year	136,614	283,374	15,276
The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIAWORKS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2007 AND 2006
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

The Company is an international media company with interests in conventional television, out-of-home advertising, publications, specialty cable channels, and websites in Canada, Australia, Turkey, the United Kingdom and the United States.  The Company’s operating segments include television, publishing, radio and outdoor advertising.  In Canada, the television segment includes the operation of the Global Television Network, TVtropolis, and various other conventional and specialty channels.  The Australian television segment includes TEN Network Holdings Limited’s (“TEN Holdings”) TEN Television Network (“Network TEN”). The publishing segment includes the publication of a number of newspapers and magazines, including metropolitan daily newspapers, the National Post and The New Republic, as well as operation of the canada.com web portal and other web-based operations.  The Turkey radio segment is comprised of four radio stations: Super FM, Metro FM, Joy FM and Joy Turk FM. The United Kingdom radio segment is comprised of a radio station, in each of the Solent and Bristol regions and the development of an additional station in Aberdeen.  The Australian outdoor advertising segment includes Eye Corp Pty Limited (“Eye Corp”), an outdoor advertising operation which is indirectly wholly owned by TEN Holdings. The Company holds an approximate 57% equity interest in TEN Holdings.  Corporate and Other includes various investments in media operations including the Company’s investment in Alliance Atlantis Communications Inc.’s (“Alliance Atlantis”) specialty television operations.  The Company’s operating segments do not include the operations associated with the acquisition of Alliance Atlantis (note 2).

The Company’s television and radio broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers.  Publishing revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal.  Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars unless otherwise noted.  A reconciliation to accounting principles generally accepted in the United States is provided in note 25.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and the Company’s pro rata share of the assets, liabilities, and results of operations of Mystery (50%), a specialty digital channel.  During 2007, the Company exchanged its economic interest in TEN Group Pty Limited (“TEN Group”) into common shares of TEN Holdings resulting in an approximate 57% voting control in TEN Holdings.  Prior to the exchange, the Company had determined that it was the primary beneficiary of TEN Group and, as a result, consolidated TEN Group in accordance with Accounting Guideline 15 (“AcG-15”), Consolidation of Variable Interest Entities.

The Company has a 20% equity interest in Super FM and no equity interest in MetroFM, Joy FM and Joy Turk FM.  The Company provided financing to a third party to indirectly acquire its equity interest in each station and also holds an option to indirectly acquire 100% of the outstanding equity of each station, subject to compliance with the Turkish foreign ownership restrictions.  The Company has entered into agreements to provide operational, sales, and advisory services to each station on a fee for service basis.  As a result of our equity interest, financing of the purchase and operational agreements, the Company has determined that it is the primary beneficiary, as defined by AcG-15, of these radio stations and accordingly, the Company has consolidated these radio stations.

The Company has consolidated CW Investments Co. (“CW Investments”), the parent of CW Media Holdings Inc. (“CW Media”).  The Company and Goldman Sachs Capital Partners (“Goldman Sachs”) financed CW Investments which in turn acquired certain operations of Alliance Atlantis (note 2).  The Company consolidates 100% of CW Investments. Goldman Sachs’ equity investment is classified as a financial liability (“Puttable interest in a subsidiary”) primarily as a result of the put rights associated with the investment.  Certain operations held by CW Media are held in trust and operated by a trustee pending Canadian Radio-television and Telecommunications Commission (“CRTC”) approval of the transaction.  The Company uses the equity method to account for the operations held in trust.

Investments

The Company accounts for investments where it exercises significant influence, but not control, using the equity method. Other investments are recorded at cost.  A provision for loss in value of investments is made when a decline in value is considered other than temporary.

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

The broadcast right asset is segregated on the balance sheet between current and non-current based on estimated time of usage.  The broadcast right liability is segregated on the balance sheet between current and non-current based on the payment terms.

Foreign currency translation

The Company’s operations in Australia, United Kingdom, United States, and Turkey represent self-sustaining foreign operations, and the respective accounts have been translated into Canadian dollars in accordance with the current rate method.  Assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, and revenue and expenses are translated on the basis of average exchange rates during the periods.  Any gains or losses arising from the translation of these accounts are deferred and included as a component of shareholders' equity as cumulative foreign currency translation adjustments.  An applicable portion of these deferred gains and losses is included in the determination of net earnings when there is a reduction of the net investment.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization is provided over the assets' estimated useful lives on a straight-line basis at the following annual rates:

Buildings	21/2%-5%
Machinery and equipment	4%-50%
Leasehold and land improvements	21/2%-20%

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

Disposal of long-lived assets and discontinued operations

Long-lived assets are classified as held for sale when specific criteria are met, in accordance with CICA 3475, “Disposal of Long-Lived Assets and Discontinued Operations”.  Assets held for sale are measured at the lower of their carrying amounts and fair values less costs to dispose and are no longer amortized.   Assets and liabilities classified as held for sale are reported separately on the balance sheet.  A component of the Company that is held for sale is reported as a discontinued operation if the operations and cash flows of the component will be eliminated from the ongoing operations as a result of the disposal transaction and the Company will not have a significant continuing involvement in the operations of the component after the disposal transaction.  The Company does not allocate interest on the parent company debt to discontinued operations.

Deferred Charges

Certain pre-operating costs incurred in new business undertakings are deferred prior to the commencement of commercial operations, which is generally the time at which subscriber and advertising revenues commence.  Pre-operating costs deferred in the current year amounted to $0.8 million (2006 – $1.9 million, 2005 - $3.6 million). Pre-operating costs are amortized over a period of five years and included in other amortization.  Costs related to debt financing are deferred and amortized over the term of the debt.

Intangible assets

Broadcast licences, site licences, newspaper mastheads, circulation and other intangible assets are recorded at their cost which, for business acquisitions, represents the fair value at the date of the acquisition.

Circulation, site licences and other finite life intangibles are amortized over periods from 5 to 40 years.  Finite life intangibles are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.  Intangibles with indefinite lives are not subject to amortization and are tested for impairment annually or when indicated by events or changes in circumstances.  Impairment of an indefinite life intangible asset is recognized in an amount equal to the difference between the carrying value and the fair value of the related indefinite life intangible asset. The Company utilizes a direct valuation approach in determining the fair value of intangible assets.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Goodwill is tested for impairment annually or when indicated by events or changes in circumstances by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying value to measure any impairment loss.  Goodwill of equity accounted investments is not subject to annual impairment testing,

Revenue recognition

Revenue derived from broadcasting activities consists primarily of the sale of airtime which is recognized at the time commercials are broadcast.  Subscription and advertising revenues from publishing activities is recognized when the newspaper is delivered.  Revenues derived from out-of-home advertising are recognized over the period the advertisement is being displayed. Subscription revenues for news, business research and corporate financial information services are recognized on a straight-line basis over the term of the subscription or relevant contract.

Amounts received that do not meet all of the above criteria are recorded as deferred revenue on the balance sheet.

Income taxes

The asset and liability method is used to account for future income taxes.  Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities including equity accounted investments.  Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the substantive enactment date.  Future income tax assets are recognized to the extent that realization is considered more likely than not.

Income taxes on undistributed earnings of foreign operations are not provided as such earnings are expected to be indefinitely reinvested.

Inventory

Inventory, consisting primarily of printing materials, is valued at the lower of cost and net realizable values.

Pension plans and post retirement benefits

The Company maintains a number of defined benefit and defined contribution pension and other post retirement defined benefit plans.  For the defined benefit plans, the cost of pension and other retirement benefits earned by employees is determined using the projected benefit method pro rated on service and management’s estimate of expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, and other costs.  For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.  Past service costs from plan amendments are amortized on a straight line basis over the average remaining service period of employees active at the date of the amendment.  For each plan, the excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees.  Transitional obligations are amortized on a straight line basis over the average remaining service life of the employees expected to receive benefits under the plans as of September 1, 2000.  Gains or losses arising from the settlement of a pension plan are only recognized once responsibility for the pension obligation has been relieved.  The average remaining service period of employees covered by the pension plans is 12 years (2006 – 12 years).  The average remaining service period of the employees covered by the post retirement defined benefit plans is 16 years (2006 – 16 years).  For the defined contribution plans, the pension expense is the Company’s contribution to the plan.

Cash and cash equivalents

For the purpose of the statements of cash flows, cash includes cash and short-term investments with maturities at the date of purchase of up to three months.

Share-based compensation

The Company has share-based compensation plans under which options of its parent company, CanWest, are issued to certain employees. The Company’s subsidiaries also maintain share based compensation plans under which options of the related subsidiary are issued to certain employees. These options are granted by CanWest and its subsidiaries with exercise prices equal to the market value of the underlying stock on the date of grant. CanWest and its subsidiaries utilize the fair value approach to account for options granted subsequent to September 1, 2003, and as a result, the Company expensed $2.0 million (2006- $1.8 million, 2005 - $2.5 million) related to stock options granted by CanWest to the employees of the Company. The fair value of the options granted during the year ended August 31, 2007 was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield (2006 – nil, 2005 – nil), an expected volatility 27% (2006 – 31%, 2005 – 42%), risk free interest rates of 4.0% (2006 – 4.0%, 2005 – 4.2%) and an expected life of seven years (2006 – seven years, 2005 – seven years).  During 2005, the Company agreed to issue approximately 187,000 shares, which vest in two years, for no consideration.  The fair value of the shares at the time of issuance was $10.40 per share.  For the year ended August 31, 2007, the Company recorded compensation expense of $0.7 million (2006 - $0.7 million, 2005 - $0.6 million) related to these shares.

The total fair value of 675,250 stock options granted by the Company in the year ended August 31, 2007 with a weighted average exercise price of $10.18 per option was $2.6 million, a weighted average fair value per option of $3.88.  During the year ended August 31, 2006, 982,750 stock options were granted with a weighted average exercise price of $10.10 per option, a total fair value of $4.1 million and a weighted average fair value per option of $4.17.  These options granted generally vest twenty percent annually.

CanWest MediaWorks Limited Partnership (“Limited Partnership”) had a performance unit plan for certain officers and employees. The Company has included a compensation expense of $1.5 million for the year ended August 31, 2007 (2006 – $0.8 million).  As part of the privatization (note 2), the performance unit plan was discontinued and all units immediately vested under the plan.  The Company has included an expense of $6.6 million related to discontinuance of the performance unit plan.  Prior to the discontinuance of the plan, the terms of the plan were changed to allow the Company to settle the performance unit plan in cash and as a result, the Company transferred $1.7 million from contributed surplus to a liability.  The Company made cash payments of $9.7 million to settle the plan.

Derivative financial instruments

Derivative financial instruments are used to reduce foreign currency and interest rate risk on the Company’s debt.  The Company does not enter into financial instruments for trading or speculative purposes.  The Company’s policy is to designate each derivative financial instrument as a hedge of a specifically identified debt instrument at the time the Company enters into the derivative financial instrument. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Interest rate derivative financial instruments are used as part of the Company’s policy to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and the related overall cost of borrowing.  The interest differential to be paid or received under these derivative financial instruments is recognized as an adjustment to interest expense.

Foreign currency interest rate derivative financial instruments are used to manage exchange and interest rate exposures related to debt instruments denominated in foreign currencies.  Translation gains and losses on the notional value are offset by corresponding translation gains and losses on the underlying hedged item in earnings.  The Company translates the hedged item at the current rate and also records the effect of the foreign currency exchange rate implicit in the derivative agreement.

Derivative financial instruments in excess of the principal balance of the hedged item are accounted for at fair value.  In the event of early extinguishment of the hedged item, the Company may continue to hold the related derivative financial instruments.  The realized or unrealized gains or losses from these derivative financial instruments are recognized in earnings, and the derivative financial instruments are recorded on the balance sheet at fair value when the hedged item is extinguished.  Subsequent changes in fair value are recorded in net earnings. The interest differential to be paid or received under these derivative financial instruments is recognized as an adjustment to interest rate and foreign currency swap losses.

In the event of early extinguishment of the hedging item the realized or unrealized gains or losses from these derivative financial instruments are deferred and amortized over the remaining term of the underlying hedged item and recorded as an adjustment to interest expense and foreign exchange gain losses, as applicable.

Changes in accounting policies

The Emerging Issues Committee of the Accounting Standards Board of the Institute of Chartered Accountants of Canada has issued EIC 162, Stock-Based Compensation for Employees Eligible to Retire Before Vesting Date, (“EIC 162”) which has been applied by the Company in the first interim period ending subsequent to December 31, 2006.  EIC 162 prescribes that the stock based compensation expense for employees who will become eligible for retirement during the vesting period is recognized over the period up to the eligible retirement date.  In addition, if the employee is eligible for retirement on the grant date, the entire stock based compensation expense is recognized on the grant date.  The implementation of EIC 162 did not have a material impact on the Company’s consolidated financial statements.

Proposed accounting policies

Financial instruments and comprehensive income

The AcSB of the Canadian Institute of Chartered Accountants (“CICA”) has issued CICA 3855, Financial Instruments - Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which we must apply in our fiscal year beginning on September 1, 2007.

A new statement entitled “Consolidated Statements of Comprehensive Income (Loss)” will be added to the Company’s consolidated financial statements and will include net earnings as well as other comprehensive earnings such as unrealized currency translation gains and losses relating to self-sustaining foreign operations, unrealized gains or losses on available-for-sale investments and the effective portion of gains or losses on derivatives designated as cash flow hedges.  Accumulated other comprehensive earnings will form part of shareholders’ equity.

Under these standards, all of the Company’s financial assets will be designated as available-for-sale or as loans and receivables, with the exception of cash which will be designated as held-for-trading.  The Company has determined that none of its financial liabilities will be designated as held-for-trading.  Available for sale investments will be carried at fair value on the consolidated balance sheets, with changes in fair value recorded in other comprehensive earnings.  Loans and receivables and all financial liabilities will be carried at amortized cost using the effective interest method.  The expected impact of the new standards will be an adjustment of the carrying value of the available-for-sale investments to fair value and is estimated to be a decrease of $2.3 million, with a corresponding decrease in opening accumulated other comprehensive earnings, net of income taxes of approximately $0.4 million.

All derivatives, including embedded derivatives that must be accounted for, will be measured at fair value with changes in fair value recorded in the consolidated statements of income unless they are effective cash flow hedging instruments.  The changes in fair value of cash flow hedging derivatives will be recorded in other comprehensive earnings, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of earnings.  Any hedge ineffectiveness will be recognized into net earnings immediately.  The changes in fair value of fair value hedging derivatives will be recorded in the statement of earnings with a corresponding gain or loss on the re-measurement of the hedged item attributable to the hedge risk.  The impact of the hedging derivatives on September 1, 2007 will be recognized in opening retained earnings, and opening accumulated other comprehensive earnings, as appropriate.  The impact of the hedging derivatives on the consolidated financial statements on September 1, 2007 is estimated to be an increase to liabilities by $30.9 million, net of income taxes of approximately $10.0 million, with a corresponding decrease in opening accumulated comprehensive earnings.  The Company has determined that there is no material effect on retained earnings.

The Company is still evaluating the allowable alternatives under the new standards on the treatment of transaction costs directly attributable to financial assets and liabilities not designated as held-for-trading.

The Company is still assessing the impact and allowable alternatives of the new standards on the presentation and future accounting treatment of the puttable interest in subsidiary.

Capital Disclosures

During 2006, the AcSB issued CICA 1535, Capital Disclosures.  CICA 1535 requires that a company disclose information that enables users of its financial statements to evaluate its objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance.  The Company plans to, and must, apply the new standard effective September 1, 2008.  The Company is currently considering the impacts of the adoption of such standards.

Inventories

The AcSB issued CICA 3031, Inventories, which the Company must apply for its fiscal year beginning on September 1, 2008.  CICA 3031 prescribes the measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost including allocation of overheads and other costs to inventory.  Reversals of previous write-downs to net realizable value are permitted when there is a subsequent increase in the value of inventories.  The Company plans to, and must, apply the new standard effective September 1, 2008.  The Company does not expect the adoption of such standards to have a significant impact.

Financial Instrument Disclosures

The AcSB issued CICA 3862, Financial Instrument -Disclosures, which the Company must apply for its fiscal year beginning on September 1, 2008.  CICA 3862 revise and enhances the current disclosure requirement related to financial instruments.  The additional disclosures include disclosures relating to the designation of each financial asset, assets held for trading, assets pledged for liabilities or contingent liabilities, allowance for credit losses, where an instrument has both liability and equity components and multiple embedded derivatives, accounting policies and the basis of measurement used in preparing the financial statements and qualitative and quantitative disclosures related to risks arising from financial instruments.  The Company plans to, and must, apply the new standard effective September 1, 2008.  The Company is currently considering the impacts of the adoption of such standards.

2.	ACQUISITIONS AND DIVESTITURES

Acquisitions

(a)
On August 15, 2007, the Company and Goldman Sachs completed the acquisition of Alliance Atlantis.  Concurrently with the completion of the acquisition, Alliance Atlantis’ broadcast, entertainment and movie distribution businesses were reorganized.  The Company does not have any continuing interest in the entertainment or movie distribution businesses.  The Company holds 67% of the voting shares and approximately 35% equity interest in CW Investments which holds the acquired broadcast business.  Goldman Sachs holds the remaining 65% equity interest.

As agreed between the Company and Goldman Sachs, the purchase price allocated to the broadcast business was $1,487 million, including transaction costs of $57 million.  The acquisition was financed through the Company’s investment of $262 million for its 35% equity interest, Goldman Sachs’ contribution of $481 million in exchange for its puttable interest and debt financing of $767 million, net of financing costs of $23 million.  CW Media, a wholly owned subsidiary of CW Investments operates the acquired broadcast business which primarily consists of 13 specialty television channels in Canada.

The Company has, subject to regulatory approval, committed to combine its Canadian Television operations with CW Media operations (together being “Combined Operations”) prior to September 30, 2011.  In 2011, the Company’s and Goldman Sachs’ economic interest in the Combined Operations will be determined based on a formula which is based on the combined segment operating profit of CW Media and CanWest’s Canadian Television operations.

The shares of the entities that hold the CW Media specialty television channels which are regulated by the CRTC have been placed into trust under an independent trustee, pending CRTC approval.  While in trust, these operations will be accounted using the equity method (note 3).

The acquisition was accounted for using the purchase method.  As such, the results of operations reflect revenue and expenses of the non-regulated assets and the Company’s equity earnings of net earnings of the regulated assets of the acquired operations since the date of acquisition.  As the transaction has just recently closed and given the restriction on accessing certain documentation regarding the operations held in trust, the Company is currently in the process of finalizing the fair values of the assets acquired and the identification of intangible assets.  The Company will complete the allocation of the purchase price equation subsequent to the operations are released from trust.  A summary of the preliminary fair value of the assets and liabilities acquired as at August 15, 2007 is as follows:

Cash	82,744
Current assets	55,706
Property, plant and equipment	20,098
Investment in regulated entities	1,470,881
Portfolio investments – at cost	42,922
Future tax asset	29,677
Non-current assets	1,219
Goodwill	19,866
Current liabilities	(165,434)
Non-current liabilities	(70,854)
1,486,825
Consideration:
Cash	262,300
Puttable interest in subsidiary	480,787
Debt, net of financing costs	766,668
Less financing in excess of purchase price (1)	(22,930)
$1,486,825
(1)  The investors provided funding in excess of the purchase price to fund costs related to restructuring

The Company continues to finalize a plan to provide certain termination benefits to employees of the acquired businesses and has accrued $16.6 million in current liabilities relating to these termination benefits as part cost of the purchase.  Any future adjustments relating to the plan will be recorded as an adjustment to the purchase price.  The Company expects to complete the plan within one year of receiving CRTC approval.

(b)
On July 10, 2007, the Limited Partnership redeemed its Class A partnership units, representing the 25.8% minority interest, for cash consideration of $495 million plus acquisition costs of $2 million,. The acquisition was accounted for as a step purchase.  The fair value of acquired assets exceeded the cost of the transaction and, accordingly, the excess was allocated on a pro-rata basis as a reduction in the amount of non-monetary assets acquired.  As a result of the transaction, the property plant and equipment was decreased by $7 million, circulation, subscribers and other customer relationships were increased by $49 million, newspaper mastheads were increased by $77 million, pension and post retirement liabilities were increased by $22 million and future tax liabilities were increased by $18 million.

(c)	During 2007, the Company acquired the following three enterprises for aggregate cost of $44.5 million, which was paid primarily in cash:

•	Ultimate Media Group, an out-of-home advertising company in Australia, for cash consideration of $8.9 million (AUS $10.4 million) and deferred consideration of $2.8 million (AUS $3.2 million).

•
Foxmark Media Group, an out-of-home advertising company in the United States, for cash consideration of $24.7 million (US $20.9 million) and deferred consideration of $2.2 million (US $1.9 million) payable in December 2007;

•	The New Republic, a subscription based magazine in the United States, for cash consideration of $5.9 million (US $5.0 million) for the 70% not previously acquired (note 3).

These acquisitions were accounted for using the purchase method.  As such, the results of operations reflect revenue and expenses of the acquired operations since the dates of acquisition.  Aggregate goodwill recognized in these transactions amounted to $33.4 million, of which nil is expected to be deductible for tax purposes.  Site licenses recognized in these transactions amounted to $17.3 million and mastheads recognized in one of the transactions amounted to $2.2 million.  Goodwill of $23.9 million and $9.5 million was assigned to the Outdoor-Australia and Publishing segments, respectively.

(d)
On April 14, 2006, the Company completed its acquisition of Super FM, Metro FM, Joy FM and Joy Turk FM for cash consideration of $73.6 million.  The principal business activity of these companies is the operation of radio stations and the operations are presented in the Turkey radio segment.  The Company has a 20% equity interest in Super FM and no equity interest in MetroFM, Joy FM and Joy Turk FM.  The Company provided financing to a third party to indirectly acquire its equity interest in each station and also holds an option to indirectly acquire 100% of the outstanding equity of each station, subject to compliance with the Turkish foreign ownership restrictions.  The Company has entered into agreements to provide operational, sales, and advisory services to each station on a fee for service basis.  As a result of our equity interest, financing of the purchase and operational agreements, the Company has determined that it is the primary beneficiary as defined by CICA Accounting Guideline 15, Consolidation of Variable Interest Entities, of these radio stations and accordingly, the Company has consolidated the results of these acquisitions since the date the agreements were entered into.  Broadcast licenses and goodwill recognized in the transaction amounted to $60.7 million and $12.8 million, respectively. The goodwill was assigned to the Radio – Turkey segment.

    (e)           During 2006, Eye Corp completed the following transactions:
i.	On July 1, 2006, Eye Corp acquired the remaining 50% of Eye Outdoor Pty Limited.
ii.	On July 1, 2006, Eye Corp acquired 100% of Outdoor Plus Pty Limited.
iii.	On June 14, 2006, Eye Corp acquired 100% of the operations of Eye Corp (USA) Inc. (formerly Media Choice).

The total costs for these acquisitions was $14.6 million (A$17.3 million) consisting of cash of $12.5 million (A$14.8 million) and deferred consideration of $2.1 million (A$2.5 million) which will be paid within one year.  The principal business activities of these companies are the sale of out-of-home advertising.  Site licenses and goodwill recognized in these transactions amounted to $3.0 million and $9.0 million, respectively.  The goodwill was assigned to the Outdoor-Australia segment.  Eye Corp accounted for these acquisitions using the purchase method.  As such, the results of operations reflect revenue and expenses of the acquired operations since the date of acquisition.

Divestitures

(f)
On June 14, 2007, the Company completed the sale of its New Zealand Television and Radio segments (note 15).  The Company recorded disposition of goodwill, broadcast licences, other assets, and long term debt and other liabilities related to the New Zealand Television and Radio segments of $136.5 million, $13.9 million, $88.1 million $136.7 million and $53.0 million, respectively.

(g)
On October 13, 2005, the Company transferred its publishing operations (excluding the National Post)and certain shared customer support and administrative services operations to the Limited Partnership for net proceeds of $515.3 million and 74.2% of the Limited Partnership.  The remaining 25.8% of the Limited Partnership was held by the CanWest MediaWorks Income Fund.  The Company recorded a dilution gain of $101.7 million on this transaction.  As discussed in note 2(b), the Company reacquired these interests in 2007.

The Company also settled certain debt and associated swaps.  The 10.625% senior subordinated notes, the 7.625% senior unsecured notes and the senior credit facility with an aggregate book value of $1,292.2 million were retired for cash of $1,376.1 million.  Including the write off of deferred financing costs of $33.0 million, these transactions resulted in losses on debt retirement of $79.5 million, net of tax of $37.4 million.  The Company retired swaps associated with the debt and recorded a swap loss of $80.8 million, net of tax of $44.4 million.  As reported above in 2(b) in fiscal 2007, the Company acquired the 25.8% interest held by CanWest MediaWorks Income Fund.

(h)
On August 31, 2006, the Company completed the sale of its Ireland Television segment (note 15).  The Company recorded a disposition of goodwill, other assets and liabilities, related to the Ireland television segment of $3.9 million, $15.4 million and $11.8 million, respectively.

3.	OTHER INVESTMENTS

	2007	2006
Equity accounted investments:
Investment in regulated entities(1)	1,484,505	-
Other investments	3,450	14,501
Portfolio investments – at cost:
Investment in publicly traded companies	42,922	-
Investment in private companies	4,043	3,389
	1,534,920	17,890

(1) Certain operations acquired as part of the purchase of CW Media’s specialty television operations have been placed into trust, pending CRTC approval.  While in trust, these entities will be accounted for using the equity basis of accounting whereby the investment is initially recorded at cost and the carrying value is adjusted for post acquisition earnings, computed using the consolidation method.

A summary of the preliminary fair value as at August 15, 2007 of the assets and liabilities held in trust are as follows:

Current assets	62,283
Broadcast rights	242,167
Property, plant and equipment	20,712
Investments	10,015
Intangible assets	868,900
Goodwill	513,309
Current liabilities	(29,522)
Future income tax liabilities	(139,056)
Other liabilities	(40,756)
Minority interest	(37,171)
1,470,881

The intangible assets represent indefinite life broadcast licences which are not being amortized.

During the period from August 15, 2007 to August 31, 2007, CW Media made additional advances of $12 million to the regulated entities.

In December 2006, the Company invested $2.3 million (US $2.0 million) for a 30% ownership interest in a Canadian Broadband Company.  The Company accounts for this investment using the equity method.

As part of the acquisition of the Alliance Atlantis broadcast operations, the Company acquired 21,460,902 shares of Score Media Inc. recorded at fair value of $42.9 million.  The fair value of these shares at August 31, 2007 was $40.6 million.  The Company has determined that the carrying value below the fair value is temporary.

In March 2007, TEN Holdings sold an investment in an equity accounted affiliate for proceeds of $24.0 million and recorded a gain of $7.5 million.

In January 2006, the Company invested $2.3 million (US $2.0 million) for a 30% ownership interest in a US subscription based magazine.  Prior to January 2007, when the Company acquired the remaining ownership interest in this entity (note 2(c)), the Company accounted for this investment using the equity method.

In January 2006, the Company sold an investment in a private company for $9.3 million and recorded a nominal gain on this transaction.

4.	PROPERTY, PLANT AND EQUIPMENT

	2007
	Cost	Accumulated Amortization	Net
Land	60,392	-	60,392
Buildings	194,975	50,982	143,993
Machinery and equipment	853,600	418,445	435,155
Leasehold and land improvements	44,274	16,586	27,688
	1,153,241	486,013	667,228

	2006
	Cost	Accumulated Amortization	Net
Land	62,536	-	62,536
Buildings	191,625	45,244	146,381
Machinery and equipment	894,405	476,571	417,834
Leasehold and land improvements	32,584	14,711	17,873
	1,181,150	536,526	644,624

The net book value of property, plant and equipment located in Canada was $557.6 million (2006 - $568.4 million), in Australia $105.5 million (2006 - $ 75.2 million) and in other foreign jurisdictions was $4.1 million (2006 - $1.0 million).

During 2007, the Company had no additions related to assets under capital leases.

The Company has assets under capital leases with original cost of $18.5 million (2006 – $19.2 million) and accumulated amortization of $2.2 million (2006 – $1.6 million, 2005 - $1.0 million).

5.	GOODWILL

	2006	Additions		Divestitures		Other		2007

Publishing	1,694,792	5,463	(1)	-		(918	)(2)	1,699,337
Television – Canada	481,341			(5,445	)(4)	-		475,896
Television – CW Media	-	19,866	(3)	-		-		19,866
Television – Australia	28,987	-		-		1,167	(2)	30,154
Outdoor – Australia	75,802	24,345	(6)	(757	)(5)	(238	)(2)	99,152
Radio - Turkey	11,600	-		-		730	(2)	12,330
Total	2,292,522	49,674		(6,202)		741		2,336,735

	2005	Additions		Divestitures	Other		2006

Publishing	1,694,792	-		-	-		1,694,792
Television – Canada	481,341	-		-	-		481,341
Television – Australia	31,011	-		-	(2,024	)(2)	28,987
Radio - Turkey	-	12,785	(7)	-	(1,185	)(2)	11,600
Outdoor – Australia	70,941	8,993	(8)	-	(4,132	)(2)	75,802
Total	2,278,085	21,778		-	(7,341)		2,292,522

(1) Increase in goodwill, net of an impairment, related to the Company’s acquisition of The New Republic, a subscription based magazine in the United States (note 2).
(2) Decrease/increase in goodwill related to fluctuations in currency translation rates.
(3) Increase in goodwill is related to the acquisition of Alliance Atlantis (note 2). The goodwill is not deductible for tax purposes and is included in Corporate and Other
(4) Decrease in goodwill is related to the sale of the Company’s Canadian radio stations (note 15).
(5) Decrease in goodwill is related to an Eye Corp disposal.
(6) Increase in goodwill is related to Eye Corp’s acquisitions of Ultimate Media Group and Foxmark Media Group (note 2).

 (7)  Increase in goodwill related to the Company’s acquisition of Super FM, Metro FM, Joy FM and Joy Turk FM radio stations in Turkey (note 2).  The goodwill related to this acquisition is deductible for tax in Turkey and has a tax value of $11,422.

(8) Increase in goodwill is related to Eye Corp’s acquisitions of  the remaining 50% of Eye Outdoor Pty Limited and 100% of each of Outdoor Plus Pty Limited and Eye Corp (USA) Inc. (formerly Media Choice) (note 2).

(9) In 2005, the decrease of $41.4 million in the goodwill of the Publishing segment related to an impairment in the National Post.

6.	INTANGIBLE ASSETS

	2007
	Cost	Accumulated	Net
		Amortization

Finite life:
Circulation, subscribers and other customer relationships	95,477	11,410	84,067
Site licences	43,388	7,048	36,340
	138,865	18,458	120,407
Indefinite life:
Broadcast licences			749,469
Newspaper mastheads			418,086
			1,167,555

Total intangible assets			1,287,962

	2006
	Cost	Accumulated	Net
		Amortization

Finite life:
Circulation, subscribers and other customer relationships	126,766	88,195	38,571
Site licences	28,883	3,938	24,945
	155,649	92,133	63,516
Indefinite life:
Broadcast licences			757,769
Newspaper mastheads			338,886
			1,096,655

Total intangible assets			1,160,171

During 2007, the Company completed the purchase of the 25.8% of CanWest MediaWorks Limited Partnership and as a result, recorded an increase in subscribers and customer relationships of $48.7 million and newspaper mastheads of $77.4 million.  The Company also acquired the remaining portion of The New Republic, not previously owned, and recorded a masthead on the acquisition of $2.2 million.  In addition, Site licenses of $17.3 million were recorded on the Eye Corp acquisitions.  During 2007, the Company removed $80 million of cost and associated accumulated amortization relating to a fully amortized finite life intangible asset that has expired.

During 2006, the Company acquired the operations of radio stations in Turkey (note 2) and recorded indefinite life broadcast licences in the amount of $60.7 million related to these acquisitions.  In addition, during 2006, as a result of the acquisitions, Eye Corp acquired $3.0 million of site licences (note 2).

Amortization of intangible assets of $6.4 million was recorded in 2007 (2006 -$10.9 million, 2005 - $18.4 million).

During 2005, an impairment loss of $9.6 million (net of accumulated amortization of $1.1 million) relating to finite-lived intangible assets classified as circulation and other was recorded.  The impairment related to the Publishing segment.

7.          LONG TERM DEBT

	Interest		Interest
	Rate (1)	2007	Rate (1)	2006

Senior secured credit facility (2)	-	-	7.3%	422,249
Senior unsecured notes (3) spot rate (4)	-	-	7.6%	277
Senior subordinated notes (4)	8.7%	829,800	8.5%	872,031
CanWest MediaWorks Limited Partnership Secured Credit Facility (5)	-	-	5.3%	825,000
CanWest MediaWorks Limited Partnership Secured Credit Facilities (6)	7.1%	841,170		- -
CanWest MediaWorks Limited Partnership senior unsecured notes(7)	9.1%	75,000	-	-
CanWest MediaWorks Limited Partnership senior subordinated notes(8)	9.1%	422,480	-	-
CW Media Holdings Inc. senior credit facility(9)	8.7%	471,518	-	-
CW Media Holdings Inc. senior unsecured notes(10)	12.6%	315,429	-	-
Bank loan AUS$245,000 (2006 – AUS$170,000) (11)	7.2%	211,043	6.6%	143,514
Senior unsecured notes US$125,000 (2006 – US$125,000) (12)	7.7%	132,050	7.2%	138,320
Senior notes AUS$150,000 (2006 – AUS$150,000) (13)	7.1%	129,210	6.8%	126,630
		3,427,700		2,528,021
Effect of foreign currency swap		170,757		104,937
Long term debt		3,598,457		2,632,958
Less portion due within one year		(8,510)		-
Long term portion		3,589,947		2,632,958

(1) The effective interest rate as at August 31 gives effect to interest rate swaps.

(2)  In September 2006, concurrent with the sale of TV3 Ireland the availability under the facility was reduced to $513 million.  As a result of the reduction of the facility, $0.9 million of deferred financing costs were expensed and were classified as amortization of deferred financing costs on the statement of earnings.  As at August 31, 2007, based on existing covenants, the Company had $345 million, net of letters of credit of $41 million available on this facility.  The revolving facility matures September 2010, is subject to certain restrictions and bears interest at banker’s acceptance rates plus a margin.  This facility is secured by substantially all of the Company’s directly held assets including the assets of its Canadian television operations, the National Post, partnership units of CanWest MediaWorks Limited Partnership, and the shares of TEN Holdings.

(3) In 2007, debt with a book value of $0.3 million (US$0.3 million) was extinguished for cash of $0.3 million.

(4) US$761.1 million Senior Subordinated notes are due in 2012 and bear interest at 8.0%.  The notes rank junior to the Company’s senior credit facility and are guaranteed by certain subsidiaries of the Company.  The notes are redeemable at par at the Company’s option on or after September 15, 2011.  The Company has entered into a US$761.1 million foreign currency interest rate swap resulting in floating interest rates on these notes at interest rates based on bankers acceptance rates plus a fixed margin and a fixed currency exchange rate of US$1:$1.1932 until September 2012.

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

(5) On October 13, 2005 the Limited Partnership obtained credit facilities in the amount of $1 billion consisting of an $825 million non-revolving term credit facility and a $175 million revolving term credit facility.  These credit facilities bore interest based on banker’s acceptance rates plus a margin.  On July 13, 2007 this debt with a book value of $825 million was retired for $825 million cash.  Deferred financing costs of $5.4 million relating to this debt were written off.  The Limited Partnership also settled associated interest rate swap contracts for cash proceeds of $22.5 million and recorded a gain of $22.5 million which has been classified as interest rate and foreign currency swap gain.

(6) On July 13, 2007 the Limited Partnership entered into a new Senior Secured Credit facility, which is secured by substantially all of the assets of the Limited Partnership.  The facility includes:
(a)
$250 million revolving term loan.  As at August 31, 2007, the Limited Partnership had drawn $85 million on its revolver and had available $164 million, net of letters of credit of $1 million.  This facility matures on July 13, 2012 and is subject to certain restrictions.  This facility bears interest at prime plus a margin or banker’s acceptance rates plus a margin.

(b)
A $265 million non-revolving term loan which is subject to minimum principal payment reductions of a minimum of 5% in year 3 and 10% in each of years 4 and 5.  This facility which matures on July 13, 2012 is subject to certain restrictions and bears interest at banker’s acceptance rates plus a margin.

(c)
A US$466 million term loan which is subject to principal repayments of $5 million (US$4.8 million) per year.  This facility matures on July 13, 2014 and is subject to certain restrictions and bears interest at floating interest rates based on LIBOR rates plus a margin.  The Limited Partnership has entered into a foreign currency interest rate swap to fix the interest and principal payment on a notional amount of US$466 million, reduced accordingly as the principal portion of the debt is repaid, resulting in an effective interest rate of 7.50% and a fixed currency exchange of US$1:$1.0725 until July 2014.

(7) On July 13, 2007, the Limited Partnership entered into a $75 million senior subordinated unsecured credit facility.  This unsecured facility ranks junior to the Company’s senior credit facilities and is guaranteed by certain subsidiaries of the Limited Partnership. This facility which matures on July 13, 2015 is subject to certain restrictions and bears interest at banker’s acceptance rates plus a margin.

(8) On July 13, 2007, the Limited Partnership issued Senior Subordinated notes for total proceeds of US$400 million.  This unsecured facility ranks junior to the Company’s senior credit facility and is guaranteed by certain subsidiaries of the Limited Partnership.  These notes are due on August 1, 2015 and bear interest at 9.25%.  The Limited Partnership has entered into a US$400 million foreign currency interest rate swap resulting in a fixed interest rate of 9.09% and a fixed currency exchange rate of US$1:$1.0725 until July 2015.

(9) On August 15, 2007, CW Media, entered into a new Senior Secured Credit facility.  The facility includes:
(a)
$50 million revolving term loan.  As at August 31, 2007, there were no amounts drawn under the revolver.  This facility matures on August 15, 2013 and is subject to certain restrictions.  This facility bears interest at banker’s acceptance rates plus a margin.

(b)
US$446 million term loan which is subject to principal repayments of US$4.4 million per year.  This facility matures on February 15, 2015 and is subject to certain restrictions and bears interest at floating interest rates based on LIBOR  plus a margin.  CW Media has entered into a foreign currency interest rate swap, which expires on February 15, 2015, to fix the interest and principal payment on an initial notional amount of US$446 million, reduced accordingly as the principal portion of the debt is repaid, resulting in an effective interest rate of 8.68% and a fixed currency exchange of US$1:$1.064 Canadian dollars until February 2015.

The Senior Secured Credit facility is secured by substantially all of the assets of CW Investments.

(10) On August 15, 2007, CW Media entered into $315.4 million (US$298.6 million) Senior Unsecured Interim Loans, which, if not refinanced will be converted into Senior Unsecured term notes on August 15, 2008.  The Senior Unsecured term notes are due on August 15, 2015.  No principal or interest payments are due under the Senior Unsecured Interim Loans until August 15, 2011 at which time quarterly payments of interest only will commence.  The interim loans can be repaid at any time without penalty.   The Senior Unsecured Interim Loans and the Senior Unsecured credit facility bear interest at LIBOR plus an applicable margin, subject to a cap.  These notes are guaranteed by CW Investments.

(11) Unsecured Credit facility provides for a maximum of $603.0 million (AUS$700.0 million) in advances.  At August 31, 2007 TEN Holdings had drawn $211.0 million (AUS$245.0 million) against this facility leaving availability of $392.0 million (AUS$455.0 million). The debt bears interest at floating rates and matures in December 2008.

(12) The $132.1 million (US$125.0 million) Senior Unsecured notes mature in March 2013.  TEN Holdings has entered into a US$125.0 million foreign currency interest rate swap resulting in floating rates and a fixed currency exchange rate of US$1:AUS$1.6807 until March 2013.

(13) The $129.2 million (AUS$150.0) million Senior Unsecured notes bear interest at floating rates and mature in December 2015.

Under its Senior Secured Credit facility, the Company is required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps below a prescribed threshold of $500.0 million.  There are also prescribed thresholds with individual counterparties, which have two-way recouponing provisions.  The Company was required to make net recouponing payments of nil during 2007 (2006 – $119.0 million).  In 2006, $69.8 million of this recouponing payment related to overhanging swaps and accordingly was reflected in cash flows from operating activities.  Further strengthening of the Canadian currency and/or changes in interest rates may result in further payments to counterparties.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

Principal payments of long term debt, based on terms existing at August 31, 2007 over the next five years, are:

Year ending August 31,	2008	8,510
	2009	224,037
	2010	26,244
	2011	36,182
	2012	1,221,349

8.          INTEREST RATE AND FOREIGN CURRENCY SWAP LIABILITIES

The Company has interest rate swaps and foreign currency interest rate swaps for which it has not utilized hedge accounting or where the underlying debt has been extinguished early.  The Company records these swaps at their fair value at each balance sheet date. Changes in the fair value is charged or credited to earnings as interest rate and foreign currency swap (gains), losses.  The following are the key terms and the fair value of each swap. Certain swaps contracts with the same terms have been grouped.

Type of swap	Maturity	Notional amount as at Aug. 31, 2007	Fair Value as at Aug. 31, 2007	Notional amount as at Aug. 31, 2006	Fair Value as at Aug. 31, 2006

Floating to fixed interest rate swaps	November 2006	-	-	50,000	237
Floating to fixed interest rate swaps	Various to August 2009	46,803	1,484	47,285	2,933
Floating to fixed interest rate swaps	November 2009	250,000	11,104	250,000	19,714
Floating to fixed interest rate swaps	Various to December 2014	219,657 (AUS$255,000)	(4,641) (AUS$5,375)	219,492 (AUS$260,000)	(2,656) (AUS$3,147)
Floating to fixed foreign currency swap	Various to August 2009	514,828	139,348	520,135	119,288
Total net fair value			147,295		139,516

The total fair value is recorded on the balance sheet as follows:

Total liabilities			151,936		142,172
Total assets			(4,641)		(2,656)

Total fair value			147,295		139,516

For the year ended August 31, 2007 the Company recorded net interest rate and foreign currency swap gains of $16.0 million (2006 - losses of $138.6 million, 2005 – losses of $121.1 million).

9.          OBLIGATIONS UNDER CAPITAL LEASES

2008	3,529
2009	3,868
2010	3,654
2011	3,808
2012	-
Thereafter	3,014
Total minimum lease payments	17,873
Amount representing interest (at rates of 5.9% to 9.6%)	(3,957)
Present value of minimum capital lease payments	13,916
Less current portion of obligations under capital leases	(2,535)
11,381

The Company has entered into capital leases with future minimum lease payments for the years ended August 31 as follows:

For the year ended August 31, 2007 the Company recorded interest expense on the obligations under capital leases of $1.3 million (2006 – $1.4 million, 2005 - $1.4 million).

10.	PUTTABLE INTEREST IN SUBSIDIARY

The Company and Goldman Sachs have agreed to certain put rights and call rights with respect to Goldman Sachs’ $484 million interest in the common shares of CW Investments, which are exercisable in 2011, 2012 and 2013 subject to certain restrictions.  Under this agreement, the value of the Goldman Sachs’ interest under the put and call provisions is determined by a formula which varies based upon the combined segment operating profit of the Company’s Canadian television segment plus the Alliance Atlantis specialty television operations.  In 2011, subject to any necessary regulatory approvals, the Company shall effect the combination of CW Media and its Canadian Television segment.   The relative ownership interests in the combined company will be calculated based upon an enterprise value which is determined based on a multiple of the combined segment operating profit for the twelve months ended March 31, 2011 less the consolidated net indebtedness of CW Investments at that time. The Goldman Sachs share is determined based upon a rate of return which is varies based on the combined segment operating profit.

In each of 2011, 2012 and 2013 the Company will have the right to cause CW Investments to purchase (or it may purchase itself) up to 100% of Goldman Sachs’ interest in CW Investments, subject to CW Investments remaining below a maximum consolidated leverage ratio where less than 100% of the Goldman Sachs interest is acquired (the “call right”).  In the event that the Company or CW Investments does not exercise its call right with respect to at least 50% of Goldman Sachs’ interest in 2011, Goldman Sachs has the right to require CW Investments to acquire interests, which, together with any interests purchased pursuant to the Company’s call in 2011, would equal up to 50% of Goldman Sachs’ interest, subject to CW Investments remaining below a maximum consolidated leverage ratio.  Goldman Sachs also has the right to require CW Investments to purchase any remaining interests that it holds in 2013.  In the event that the Company or CW Investments has not acquired 100% of the Goldman Sachs’ interest by the expiry date of the last put right in 2013, then Goldman Sachs will be entitled to sell CW Investments, subject to a right of first offer in favour of the Company, failing which Goldman Sachs will have the right to require CW Investments to effect an initial public offering of CW Investments to effect its exit.

For purposes of determining the value of the put and call rights, regardless of actual results, the Company and Goldman Sachs have agreed to certain minimum amounts of combined segment operating profit in each of 2011, 2012 and 2013.  No such minimum will apply for purposes of determining the value applicable on exercise of Goldman Sachs’ put rights, except that if the put is exercised in 2011, the value will be based upon an agreed total enterprise value of no less than $2.5 billion less the consolidated net indebtedness of CW Investments as at March 31, 2011.

The puttable interest in the subsidiary is classified as a financial liability in the balance sheet based on the terms and conditions associated with the put rights.   The liability will accrete at 17% per annum based on the Company’s expected settlement in 2011 and 2013.

11.	CAPITAL STOCK

The authorized and issued capital stock of the Company is as follows:

Authorized

An unlimited number of common shares.

An unlimited number of preference shares.

Issued

	2007	2006

22,786 common shares	438,838	438,838

12.	CUMULATIVE TRANSLATION ADJUSTMENTS

The cumulative foreign currency translation adjustments account reflects the net changes in the respective book values of the Company’s investments in self-sustaining foreign operations due to exchange rate fluctuations since the respective dates of their acquisition or start-up.

The changes in this account arise from changes in the Australian Dollar, New Turkish Lira, United Kingdom Pound Sterling and the United States Dollar currencies relative to the Canadian currency, and changes in the Company’s net investment in the book values of international operations.

Changes in this account were as follows:

	2007	2006	2005
Deferred loss, beginning of year	17,456	11,937	8,172
Deferred foreign currency losses (gains) during the year	(6,320)	12,402	3,143
Realization of translation (losses) gains due to distributions and divestitures	(5,351)	(6,883)	622
Deferred loss, end of year	5,785	17,456	11,937

The balance of cumulative translation adjustments at the end of the year represents net unrealized losses as follows:

	2007	2006

Australian Dollar	5,263	9,619
New Zealand Dollar	-	7,587
New Turkish Lira	(43)	239
United Kingdom Pound Sterling	(140)	11
United States Dollar	705	-
	5,785	17,456

13.	INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	2007	2006	2005
Income taxes at combined Canadian statutory rate of 34.14% (2006 – 34.37%; 2005 – 34.92%)	75,314	5,124	24,936
Non-taxable portion of capital (gains) and losses	(4,619)	(2,284)	1,467
Effect of valuation allowance on future tax assets	3,147	(6,737)	4,842
Effect of foreign income tax rates differing from Canadian income tax rates	(9,840)	(8,242)	(11,988)
Incremental taxes on debt extinguishment	-	-	5,652
Large corporation tax and withholding tax	-	1,060	2,839
Non-taxable dilution gain on disposition of Limited Partnership	-	(45,594)	-
Limited Partnership net earnings allocated to minority interest	(16,665)	(15,822)	-
Non-deductible foreign exchange losses	-	2,641	-
Change in expected future tax rates	1,891	(4,541)	(2,896)
Non-deductible expenses	7,211	5,584	3,839
Goodwill impairment	-	-	14,546
Prior period temporary differences not previously tax effected	-	-	(5,302)
Non-deductible accretion expense	1,224	-	-
Effect of uncertain tax positions	30,768	(15,331)	(10,299)
Taxable dividends from related parties	5,704	-	-
Change in Australian tax consolidation legislation	-	-	(17,710)
Other	(531)	(4,281)	(46)
Provision for (recovery of) income taxes	93,604	(88,423)	9,880

An analysis of net earnings (loss) from continuing operations before tax by jurisdiction follows:

	2007	2006	2005
Canada	58,140	(157,406)	(192,295)
Foreign	162,464	172,313	263,703
Net earnings before tax	220,604	14,907	71,408
An analysis of the provision for current and future income taxes by jurisdiction follows:

	2007	2006	2005
Current income taxes	17,915	(14,880)	(1,569)
Canada	58,966	45,823	82,679
Foreign	76,881	30,943	81,110
Future income taxes
Canada	28,053	(127,741)	(55,623)
Foreign	(11,330)	8,375	(15,607)
	16,723	(119,366)	(71,230)
Provision for (recovery of) income taxes	93,604	(88,423)	9,880

Significant components of the Company’s future tax assets and liabilities are as follows:

	2007	2006
Future tax assets
Non-capital loss carryforwards	202,853	174,401
Provision for write down of investments	817	5,111
Provision for related party loan impairment	66,347	67,332
Accounts payable, other accruals and interest rate and foreign currency swap liability	94,815	72,718
Pension and post retirement benefits	23,490	14,160
Other liabilities	12,944	3,199
Less: Valuation allowance	(127,114)	(73,906)
Total future tax assets	274,152	263,015

Future tax liabilities
Capital cost allowances in excess of book amortization	51,101	59,538
Pension assets - net	5,040	3,534
Broadcast rights	38,849	43,409
Intangible assets	119,218	95,725
Total future tax liabilities	214,208	202,206
Net future tax asset	(59,944)	(60,809)

Current portion of future tax asset	16,824	17,799
Long term portion of future tax asset	186,803	177,159
Current portion of future tax liability	(38,153)	(43,409)
Long term future tax liability	(105,530)	(90,740)
	(59,944)	(60,809)

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

As at August 31, 2007, the Company had non-capital loss carry forwards for income tax purposes of $641.3 million, that expire as follows: 2008 - $19.8 million, 2009 - $4.2 million, 2010 - $1.7 million, 2011 - $13.2 million, 2012 - $16.8 million, thereafter - $585.6 million.

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

14.	INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

The Company has recorded the following investment gains, losses and writedowns.

	2007	2006	2005
Dilution gain – sale of 25.8% of Limited Partnership (note 2)	-	101,370	-
Gain on sale of investment (note 3)	7,480	138	2,171
Gain on sale of joint venture	1,318	-	-
Other	(350)	982	(644)
	8,448	102,490	1,527

15.	DISCONTINUED OPERATIONS

During the third quarter of fiscal 2007, the Company reached an agreement to sell its 70% interest in CanWest MediaWorks (NZ) Limited as the Company concluded that it was no longer a core operating asset.  As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings; the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows; and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations.  Prior to classification as a discontinued operation, the results of CanWest MediaWorks (NZ) Limited were reported within the New Zealand television and radio segments.  The sale was completed in June 2007 for aggregate proceeds of $310 million, including a special dividend, and a gain on sale of $246 million was recorded in the fourth quarter.  The classification of CanWest MediaWorks (NZ) Limited as a discontinued operation has decreased earnings from continuing operations by $12 million for the year ended August 31, 2007 (2006 – $14 million).  Cash flows from operating activities of continuing operations have been decreased by $38 million for the year ended August 31, 2007 (2006 –$31 million, 2005 - $29 million).

During September 2006, the Company announced that it had reached an agreement to sell its Canadian radio stations for $15 million as they were not core operating assets.  The transaction closed in August 2007 and the Company recorded gain of $5 million, net of an

allocation of goodwill of $5 million.   As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations.  Prior to the classification as a discontinued operation, the results of the Canadian radio stations were reported within the Canadian Television segment.  The classification of the Canadian radio stations as a discontinued operation has increased earnings from continuing operations by $1 million for the year ended August 31, 2007 (2006 – $2 million, 2005 - $2 million).  Cash flows from operating activities of continuing operations have been decreased by less than a million dollars for the year ended August 31, 2007 (2006 and 2005 – less than a million dollars).

During the second quarter of fiscal 2006, the Company commenced a process to sell its 45% interest in TV3 Ireland as it was no longer a core operating asset.  As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations.  The Company completed the sale of TV3 Ireland on August 31, 2006.  In November 2006, the Company finalized the working capital adjustment with respect to the sale and recorded an additional gain of $1 million.  Prior to the classification as a discontinued operation, the results of TV3 Ireland were reported within the Ireland Television segment.  The classification of TV3 Ireland as a discontinued operation has decreased earnings from continuing operations by nil for the year August 31, 2007 (2006 – $11 million, 2005 - $10 million).  Cash flows from operating activities of continuing operations have been decreased by nil for the year ended August 31, 2007 (2006 – $9 million, 2005 - $7 million).

The earnings from discontinued operations excluding the gain on sale of discontinued operations are summarized as follows:

	2007	2006	2005

Revenue	159,216	232,454	256,480

Earnings from discontinued operations before tax expense	23,768	41,557	48,175
Income tax expense	8,244	11,900	10,981
Minority interest	4,992	6,069	7,232

Earnings from discontinued operations	10,532	23,588	29,962

The carrying values of the net assets related to the discontinued operations are as follows:

	As at August 31, 2007	As at August 31, 2006

Current assets	-	58,623
Goodwill	-	125,627
Non-current assets	-	51,126
Current liabilities	-	(22,059)
Long term debt	-	(133,977)
Other Long term liabilities	-	(1,939)
Net assets	-	77,401

16.	STATEMENTS OF CASH FLOWS

The following amounts comprise the net change in non-cash operating accounts included in the statements of cash flows excluding non-cash operating accounts related to discontinued operations:

	2007	2006	2005
CASH GENERATED (UTILIZED) BY:
Accounts receivable	(10,515)	(2,764)	31,619
Investment in film and television programs	(17,052)	(20,401)	12,329
Inventory	4,455	171	(84)
Other current assets	(5,965)	(14,333)	(4,946)
Other assets	137	4,337	(7,379)
Accounts payable and accrued liabilities	(3,525)	(12,166)	31,015
Income taxes recoverable and payable	20,935	(52,528)	20,039
Deferred revenue	6,308	(915)	2,556
Film and television program accounts payable	5,122	2,932	4,112
	(100)	(95,667)	89,261

The following amounts were paid on account of interest and income taxes:

	2007	2006	2005
Interest	171,016	196,909	219,185
Income taxes	56,715	90,256	64,151

 17.           ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations arise from legal obligations that exist for the removal of equipment or the restoration of sites upon termination of certain agreements.  The asset retirement obligations are associated with transmission facilities and related structures.  No additional liabilities were incurred or settled during 2007 and 2006.  The asset retirement obligations, which are calculated based on the discounted future cost of the estimated cash flows required to settle the obligations, of $10.1 million are recorded in other accrued liabilities.  The undiscounted amount of the estimated cash flows is approximately $16.5 million.  Discount rates of 8.5% to 9.0% were used to calculate the present value of the asset retirement obligations over a period of 5 to 99 years.   Accretion expense of $1.2 million (2006 - $0.4 million, 2005 - $0.2 million) was recorded in the statement of earnings.

18.           PENSION AND POST RETIREMENT BENEFITS

The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension and post retirement benefits to its employees.  Its defined benefit pension plans are based on years of service and final average salary.  Information on the Company’s pension and post retirement benefit plans follows:

	Pension benefits (1)		Post retirement benefits (2)
	2007	2006	2007	2006
Plan Assets
Fair value – beginning of year	346,748	316,848	-	-
Actual return on plan assets	42,961	15,454	-	-
Employer contributions	26,903	21,727	1,009	865
Employee contributions	7,143	6,669	-	-
Benefits paid and administrative expenses	(16,716)	(13,950)	(1,009)	(865)
Fair value – end of year	407,039	346,748	-	-

Plan Obligations
Accrued benefit obligation – beginning ofyear	482,398	445,788	46,081	45,588
Amendment to plan	3,858	-	-	-
Accrued interest on benefits	28,274	24,238	2,717	2,523
Current service costs	26,382	24,610	1,678	1,806
Benefits paid	(16,716)	(13,950)	(1,009)	(865)
Actuarial losses (gains)	16,771	1,712	1,191	(2,971)
Accrued benefit obligation – end of year	540,967	482,398	50,658	46,081

The Company’s accrued benefit asset (liability) is determined as follows:
Accrued benefit obligations	540,967	482,398	50,658	46,081
Fair value of plan assets	407,039	346,748	-	-
Plan deficits	(133,928)	(135,650)	(50,658)	(46,081)
Unamortized net actuarial losses (gains)(3)	93,382	122,722	(1,690)	(3,425)
Unamortized transitional obligations	4,486	4,920	2,117	2,420
Unamortized past service costs(3)	14,904	12,523	566	702
Accrued plan asset (liability)	(21,156)	4,515	(49,665)	(46,384)
Valuation allowance	(435)	(460)	-	-
Accrued net plan asset (liability), net ofvaluation allowance	(21,591)	4,055	(49,665)	(46,384)
The accrued plan asset of $16.0 million (2006 - $27.0 million) is included in long term other assets, the accrued plan liability of $37.6 million (2006 - $22.9 million) and the accrued post retirement plan liability is included in other long term liabilities in the consolidated balance sheet.

Plan assets consist of:	Actual	Target
Equity securities	66.7%	60.0%
Debt securities	28.6%	40.0%
Other	4.7%	0.0%
Total	100.0%	100.0%

The pension plans have no investment in securities of CanWest entities.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at June 30 of each year.  The most recent actuarial valuation for the most significant of our pension plans, which make up over half of our accrued benefit obligation, was as of December 31, 2005.  The valuation indicated that the plan had a plan deficiency and a solvency deficiency.  As a result, the Company is required to make total annual special payments of $5.1 million. The next required valuation will be as of December 31, 2006 with an expected completion date of December 2007.  The investment strategy for pension plan assets is to utilize a balanced mix of equity and fixed income portfolios, with limited additional diversification, to earn a long-term investment return that meets our pension plan obligations.  Active management strategies and style diversification strategies are utilized in anticipation of realizing investment returns in excess of market indices.

Total cash payments for 2007, consisting of cash contributed by the Company to its funded pension plans, cash payments to beneficiaries for its post-retirement plans, and cash contributed to its defined contribution plans, was $38.2 million (2006 - $31.6 million, 2005 - $25.1 million)

The Company’s pension benefit expense is determined as follows:

	2007			2006
	Incurred in year	Matching adjustments(4)	Recognized In year	Incurred in year	Matching adjustments(4)	Recognized In year
Current service cost	26,382	-	26,382	24,610	-	24,610
Employee contributions	(7,143)	-	(7,143)	(6,669)	-	(6,669)
Accrued interest on benefits	28,274	-	28,274	24,238	-	24,238
Return on plan assets	(42,961)	17,678	(25,283)	(15,454)	(7,766)	(23,220)
Transitional obligation	-	434	434	--	433	433
Past service costs	3,858	(2,488)	1,370	-	1,207	1,207
Net actuarial loss	16,771	(10,608)	6,163	1,712	3,902	5,614
Changes in valuation allowance	58	(83)	(25)	-	(112)	(112)
Benefit expense	25,239	4,933	30,172	28,437	(2,336)	26,101
Employer contribution to the defined contribution plan	10,322	-	10,322	9,028	-	9,028
Total pension benefit expense	35,561	4,933	40,494	37,465	(2,336)	35,129

	Year ended August 31, 2005
	Incurred in year	Adjustments(3)	Recognized In year
Current service cost	18,002	-	18,002
Employee contributions	(6,153)	-	(6,153)
Accrued interest on benefits	24,440	-	24,440
Return on plan assets	(32,184)	11,881	(20,303)
Administrative expenses	1,339	(1,339)	-
Transitional obligation	--	433	433
Past service costs	-	1,206	1,206
Net actuarial loss	49,967	(46,782)	3,185
Changes in valuation allowance	-	(150)	(150)
Benefit expense	55,411	(34,751)	20,660
Employer contribution to the defined contribution plan	8,973	_ -	8,973
Total pension benefit expense	64,384	(34,751)	29,633

The Company’s post retirement benefit expense is determined as follows:

	2007			2006
	Incurred in year	Matching adjustments(4)	Recognized In year	Incurred in year	Matching adjustments(4)	Recognized In year
Current service cost	1,678	-	1,678	1,806	-	1,806
Accrued interest on benefits	2,717	-	2,717	2,523	-	2,523
Transitional obligation	-	303	303	-	303	303
Past service costs	-	136	136	-	136	136
Net actuarial loss (gain)	1,191	(1,367)	(176)	(2,971)	3,030	59
Total post retirement benefit expense	5,586	(928)	4,658	1,358	3,469	4,827

	Year ended August 31, 2005
	Incurred in year	Adjustments(3)	Recognized In year
Current service cost	1,329	-	1,329
Accrued interest on benefits	2,346	-	2,346
Transitional obligation	-	303	303
Past service costs	-	135	135
Net actuarial loss (gain)	7,177	(7,535)	(358)
	10,852	(7,097)	3,755

	Pension benefits			Post retirement benefits
	2007	2006	2005	2007	2006	2005
Significant actuarial assumptions in measuring the Company’s accrued benefit obligations as at June 30 are as follows:
Discount rate	5.60%	5.75%	5.35%	5.60%	5.75%	5.35%
Rate of compensation increase	3.40%	3.70%	3.00%	-	-	-

Significant actuarial assumptions in measuring the Company’s benefit costs as at June 30 are as follows:

Discount rate	5.75%	5.35%	6.50%	5.75%	5.35%	6.50%
Expected long-term rate ofreturn on pension planassets	7.25%	7.25% %	7.25%	-	-	-
Rate of compensation increase	3.70%	3.00%	3.50%	-	-	-

The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans.  For fiscal 2008, the expected long-term rate of return on plan assets will continue to be 7.25%, based on the investment mix, current yields and experience.  In 2008, the Company expects to contribute $23.3 million to its defined benefit pension plans and $1.2 million to its other post retirement benefit plans.

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending August 31:

Year ending August 31,	2008	17,240
	2009	20,037
	2010	22,265
	2011	24,499
	2012	26,937
	2013-2017	180,764

(1)
As at August 31, 2007 the Company has defined benefit pension plans that are not fully funded.  These plans have aggregate plan assets of $302.1 million (2006 - $321.0 million) and aggregate benefit obligations of $443.2 million (2006 - $460.7 million).

(2)
Post retirement plans are non-contributory and include health, dental, and life insurance benefits.  The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the post retirement health and life plans were 10.0% for medical and 7.0% for dental, decreasing to an ultimate rate of 5.0% for medical and 6.0% for dental in 2009 and 2013, respectively.  A one percentage point increase in assumed health care cost trend rates would have increased the service and interest costs and obligation by $0.8 million and $7.5 million, respectively.  A one percentage point decrease in assumed health care cost trends would have lowered the service and interest costs and the obligation by $0.6 million and $5.9 million, respectively.

(3)
The Company has recorded a reduction of pension benefit unamortized net actuarial losses of $22.4 million, an increase of past service costs of $0.1 million and an increase in the post retirement benefit unamortized net actuarial gains of $0.4 million as result of the Limited Partnership acquisition (note 2).

(4)	Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

19.           RELATED PARTY BALANCES AND TRANSACTIONS

Due from parent and affiliated companies consist of the following:

	As at	As at
	August 31,	August 31,
	2007	2006

Due from parent, CanWest - non-interest bearing	55,947	55,170
Due from various affiliated companies: CanWest Entertainment Inc. - non-interest bearing	60,888	60,888
Fireworks Entertainment Inc. - non-interest bearing	360,360	360,360
Provision for loan impairment	(421,248)	(421,248)

Due from parent and affiliated companies	55,947	55,170

These advances have no fixed repayment terms.

The Company has loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by CanWest in the amount of $421.2 million (2006 – $421.2 million).  Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, in fiscal 2004, CanWest commenced a process to sell its Fireworks Entertainment Division.  A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company established a provision of $418.7 million against these loans in fiscal 2004 and an additional provision of $11.4 million in fiscal 2005.  For the year ended August 31, 2006, due to recoveries of certain balances at CanWest’s Fireworks Entertainment Division, additional funds, in excess of previously expected recoveries, totaling $8.9 million were repaid to the Company, and recorded as a loan impairment recovery.

In October 2005, the Company settled notes held by CanWest Communications Corporation, the parent company of Canwest at that date, with a book value of $49.7 million (US$41.9 million) under the same terms offered to the unrelated senior subordinated note holders for $55.4 million. During 2007, interest expense related to this debt totaled nil (2006 - $0.7 million, 2005 - $6.0 million).  This related party transactions has been recorded at the exchange amount, which is representative of market rates.

The Company made operating lease payments of $3.2 million to CanWest and affiliated companies for the year ended August 31, 2007 (2006 - $3.2 million, 2005 - $3.1 million), which are included in selling, general and administrative expenses. In addition, the Company has included $0.5 million of building development expenses payable to this company in selling general and administrative expenses. The obligations under these operating leases of $1.2 million continue until August 2010.  During 2007, the Company acquired broadcast rights for television programs from Fireworks in the amount of nil (2006 – nil, 2005 - $2.1 million), which are included in operating expenses.  This related party transaction has been recorded at the exchange amount, which is representative of market rates.

20.           CONTRACT TERMINATION

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

21.           FINANCIAL INSTRUMENTS

Financial instruments consist of the following:

	2007		2006
	Carrying Value	Fair Value	Carrying Value	Fair Value

Short term assets	629,211	629,211	709,573	709,573
Other investments	1,534,920	1,532,559	17,890	23,753
Short term liabilities	612,164	612,164	481,966	481,966
Long term debt	3,427,700	3,367,949	2,528,021	2,466,558
Obligations under capital leases	13,916	13,916	16,101	16,101
Other long term accruedliabilities	91,802	91,802	24,805	24,805
Puttable interest in subsidiary	483,568	483,568	-	-
Interest rate and cross currency swap net liabilities	318,502	417,238	244,453	329,511

The fair values of short-term assets and liabilities, which include cash, accounts receivable, accounts payable and accrued liabilities and broadcast rights accounts payable, approximate their fair values due to the short term nature of these financial instruments.

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

The fair values of the puttable interest in subsidiary are estimated by discounting future expected cash flows using the expected effective rate.

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

Interest rate and foreign currency risk

The Company manages its exposure to fluctuations in interest rates and foreign currency risks associated with debt through the use of interest rate and cross-currency interest rate swap agreements, more fully described in note 7.

22.           JOINTLY CONTROLLED ENTERPRISES

The following amounts included in the consolidated financial statements represent the Company’s proportionate interest in joint ventures.

	2007	2006

Balance sheets
Assets
Current assets	2,134	2,148
Long term assets	130	415
	2,264	2,563

Liabilities	19	405
Current liabilities	-	3,772
Long term liabilities	19	4,177

	2007	2006	2005
Statements of loss
Revenue	5,638	4,789	2,764
Expenses	6,016	6,457	4,022
Net loss	(378)	(1,668)	(1,258)

Statements of cash flows
Cash generated (utilized) by:
Operating activities	4,397	(3,139)	(266)
Investing activities	155	(144)	(144)
Financing activities	(4,540)	4,040	-
Net increase (decrease) in cash	12	757	(410)

23.           COMMITMENTS, CONTINGENCIES and GUARANTEES

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

2008	479,224
2009	270,673
2010	231,278
2011	155,160
2012	108,239

(b)	For the year ended August 31, 2007, the Company’s future minimum payments under the terms of its operating leases are as follows:

2008	100,264
2009	91,338
2010	86,225
2011	76,965
2012	62,657
Thereafter	201,996

Contingencies

(c)
The Company has requested arbitration related to $84.1 million owed by Hollinger International Inc., Hollinger Inc. and certain related parties (collectively “Hollinger”) related to certain unresolved adjustments and claims related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger.  Hollinger disputes this claim and claims that it and certain of its affiliates are owed $116.3 million by the Company.  The arbitration is scheduled to occur in four hearings, the first of which was held in February 2007 and the remainder of which are scheduled to occur prior to August 31, 2008.  The final outcome and recoverability of these amounts is not currently determinable.

(d)
In March 2001, a statement of claim was filed against the Company and certain of the Company’s subsidiaries by CanWest Broadcasting Ltd.’s (“CBL’s”) former minority shareholders requesting, among other things, that their interests in CBL be purchased without minority discount.  In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs.  The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim.  In April 2004, a statement of claim was filed in Manitoba by the same minority shareholders, which was substantially the same as the previous claim, seeking damages of $425 million.  In June 2005, the Company filed a Statement of Defence and Counterclaim.  In its defense, the Company denies any liability to the plaintiffs and in its Counterclaim, the Company is seeking a declaration of the fair value of the former minority shareholders’ interest in CBL and repayment of the difference between the fair value and the redemption amount paid by the Company to the former shareholders.  The Company believes the allegations in the Statement of Claim are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation.  The outcome of this claim is not currently determinable and the Company intends to vigorously defend this lawsuit.

(e)
The Company is one of several defendants to a claim by a proposed class of freelance writers instituted in July 2003 in respect of works that they provided to newspapers and other print publications in Canada. The total amount claimed (by all plaintiffs against all defendants) is $500 million in compensatory damages and $250 million in exemplary and punitive damages.  The outcome of this claim is not currently determinable.

(f)
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

In connection with the acquisition of Alliance Atlantis, the Company and Goldman Sachs entered into an indemnity agreement dated August 15, 2007 (the "Indemnity Agreement") and a shareholders agreement dated August 15, 2007 (the "Shareholders Agreement") governing the manner in which the affairs of CW Investments would be conducted. Pursuant to the Indemnity Agreement, the Company has agreed to indemnify Goldman Sachs with respect to certain representations contained in the Indemnity Agreement and the Shareholders Agreement for an amount not to exceed $125 million and subject to a $25 million damages threshold and a $25 million deductible. The indemnity provided by the Company will terminate on the delivery of certain audited annual financial statements relating to CW Media and in any event no later than May 31, 2012 (the "Survival Date"). Also, Goldman Sachs agreed to jointly and severally indemnify the Company with respect to their representations contained in the Shareholders Agreement for an amount not to exceed $65 million and subject to a $25 million damages threshold and a $25 million deductible. The indemnity provided by Goldman Sachs will also terminate on the Survival Date.

Additionally, CW Media entered into an agreement dated August 15, 2007 (the “Separation Agreement”) pursuant to which, certain of the parties to the Separation Agreement agreed to indemnify CW Media in respect of specified liabilities, including certain tax liabilities, and in some cases, on a joint and several basis.  As at August 31, 2007 the Company has recorded income tax liabilities of $19.6 million which according to the terms of this agreement will be recoverable from other parties to the Separation Agreement if and when the liabilities are realized.  The Company has recorded accounts receivable in this amount.

The Company has agreed to indemnify its current and former directors and officers to the extent permitted by law against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as result of their service.  These indemnification claims will be subject to any statutory or other legal limitation period.  The nature of such indemnification prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties.  At August 31, 2007 the Company has $30 million in directors’ and officers’ liability insurance coverage.

24.           SEGMENTED INFORMATION

The Company operates primarily within the publishing, television, radio and outdoor advertising industries in Canada, Australia, Turkey, United States, and United Kingdom.  Segmented information has been retroactively revised to reflect the Company’s current reportable segment structure due to the sale in June 2007 of the New Zealand Television and Radio segments.

Each segment operates as a strategic business unit with separate management.  Segment performance is measured primarily upon the basis of segment operating profit.  The Company accounts for intersegment revenues as if the revenues were to third parties.

Segmented information and a reconciliation from segment operating profit to earnings before income taxes are presented below:

	Revenue(1)			Segment Operating Profit			Total Assets		Capital Asset Expenditures
Operating Segments	2007	2006	2005	2007	2006	2005	2007	2006	2007	2006	2005
Publishing	1,285,298	1,261,753	1,229,468	269,096	248,429	254,875	2,798,337	2,749,774	19,980	22,087	21,765
Television
Canada	683,035	657,876	697,090	61,266	31,487	126,425	1,356,450	1,365,867	28,445	36,028	21,329
Australia	738,475	656,306	783,315	205,251	197,229	293,528	634,161	581,977	26,484	12,806	9,065
	1,421,510	1,314,182	1,480,405	266,517	228,716	419,953	1,990,611	1,947,844	54,929	48,834	30,394
Radio
Turkey	14,920	5,726	-	5,832	2,610	-	81,469	72,672	2,334	335	-
United Kingdom	1,124	-	-	(5,026)	-	-	8,990	-	1,005	-	-
	16,044	5,726	-	806	2,610	-	90,459	72,672	3,339	335	-

Outdoor – Australia	146,226	109,051	107,790	416	19,593	23,173	213,262	171,455	25,387	7,572	7,036
Intersegment revenues	(3,796)	(4,899)	(1,601)
Corporate and other	-	-	-	(32,958)	(33,205)	(29,892)	1,978,954	451,367	584	697	28,494
Corporate development	-	-	-	(16,910)	(6,723)	(2,173)
Discontinued operations	-	-	-	-	-	-	-	235,376	-	-	-
	2,865,282	2,685,813	2,816,062	486,967	459,420	665,936	7,071,623	5,628,488	104,219	79,525	87,689

Ravelston management contract termination	-	-	(12,750)
	486,967	459,420	653,186
Amortization of intangibles	6,395	10,947	18,418
Amortization of property, plant and equipment	92,504	86,246	82,797
Other amortization	1,597	7,383	5,197
Operating income	386,471	354,844	546,774
Interest expense	(189,535)	(183,207)	(239,119)
Interest income	5,977	2,367	3,423
Amortization of deferred financing costs	(12,794)	(6,494)	(12,708)
Interest rate and foreign currency swap losses	15,955	(138,639)	(121,064)
Accretion of long term liabilities	(3,603)	-	-
Foreign exchange gains (losses)	9,685	(7,941)	(1,008)
Loan impairment recovery (provision)	-	8,888	(11,390)
Investment gains, losses and write-downs	8,448	102,490	1,527
Goodwill impairment	-	-	(41,406)
Asset impairment	-	-	(9,629)
Loss on debt extinguishment	-	(117,401)	(43,992)
Earnings (loss) before income taxes	220,604	14,907	71,408

(1)
The following segments recorded intersegment revenues for the year ended August 31, 2007:  Canadian Television - $1.8 million (2006 - $1.6 million, 2005 - $0.9 million) and Publishing – Canada $2.0 million (2006 - $3.3 million, 2005 - $0.6 million).

25.    UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  In certain aspects GAAP as applied in the United States (“U.S.”) differs from Canadian GAAP.  Amounts are in thousands of Canadian dollars, unless otherwise noted.

Principal differences affecting the Company

(a)   Comprehensive earnings

Comprehensive income, defined as all changes in equity other than those resulting from investments by owners and distributions to owners, must be reported under U.S. GAAP.  Similar requirements under Canadian GAAP are not currently effective for the Company, however upon adoption of CICA 1530, Comprehensive Income, the Company will be reporting Other Comprehensive Income and Accumulated Other Comprehensive Income in accordance with Canadian GAAP.

(b)    Pre-operating costs

In the U.S., pre-operating costs are expensed in the period incurred.  In accordance with Canadian GAAP, the Company defers pre-operating costs until commencement of commercial operations and amortizes the deferred costs over a period not to exceed  five years.  The U.S. GAAP reconciliation reflects the expensing of amounts which were deferred for Canadian GAAP of: 2007 - $806 (2006 - $1,883, 2005 - $3,568), with related tax recoveries of: 2007 - $54 (2006 - $150, 2005 - $1,273), the reversal of amortization of pre-operating costs of: 2007 - $1,585 (2006 - $2,416, 2005 - $2,297), with related tax provisions of: 2007 - $558 (2006 – $829, 2005 - $820) and decrease in minority interest share of: 2007 - $35 (increase of 2006 - $48, 2005 - nil) and the reversal of pre-operating costs written off of: 2007 - $199 (2006 - $2,025, 2005 – nil), with related tax provisions of: 2007 - $66 (2006 - $675, 2005 – nil)  During 2007, the company disposed of pre-operating costs classified as discontinued operations.  The U.S. GAAP reconciliation reflects an increase in the gain on sale of discontinued operations of $698, with related tax provisions of $245 related to these operations.  The balance sheet effect of these adjustments was: other assets reduced by 2007 -  $3,535 (2006 - $5,211), long term future tax liability reduced by 2007 - $612 (2006 - $1,427), minority interest decreased by: 2007- nil (2006 – $35), and shareholder’s equity reduced by the net amount of: 2007 - $2,923 (2006 - $3,749).

 (c) Foreign currency translation

In the U.S., distributions from self-sustaining foreign operations do not result in a realization of the cumulative translation adjustments account.  Realization of such foreign currency translation adjustments occurs only upon the sale of all or a part of the investment giving rise to the translation adjustments.  In accordance with Canadian GAAP, reductions in the net investment in self-sustaining foreign operations result in a proportionate reduction in the cumulative foreign currency translation adjustment accounts.  The U.S. GAAP reconciliation reflects the reversal of realization of cumulative translation adjustments resulting in a decrease in net earnings of:  2007 – $2,981 (2006 – increase in earnings of $6,511, 2005 - decrease in net earnings of $622). The balance sheet effect of these adjustments was: increase retained earnings by: 2007 - $12,942 (2006 - $15,923) and decrease accumulated other comprehensive income by: 2007 - $12,942 (2006 – $15,923).

Under Canadian GAAP cumulative currency translation adjustments are presented as a separate component of shareholder’s equity.  Under U.S. GAAP it is a component of accumulated other comprehensive income.  The U.S. GAAP reconciliation reflects this reclassification.

(d)    Programming commitments

Under Canadian GAAP, certain programming commitments imposed by regulatory requirements related to an acquisition, completed prior to January 1, 2001, were accrued in the purchase equation resulting in additional goodwill.  Under U.S. GAAP, these costs were expensed as incurred. The U.S. GAAP reconciliation reflects the expensing of these programming costs as incurred of:  2007 - nil (2006 - $7,558, 2005 - $6,463), with related tax recoveries of 2007 - nil (2006 - $2,500, 2005 - $2,321).  The balance sheet effect of these adjustments was to reduce goodwill by: 2007 and 2006 - $18,639 and reduce shareholders’ equity by: 2007 and 2006 - $18,639.

(e)    Investment in a broadcasting operation on an equity basis

Under Canadian GAAP, the Company’s investment in a broadcasting operation was accounted for using the equity method during the period that this investment was held in trust pending completion of the regulatory approval process.  Under U.S. GAAP, the investment was initially accounted for on a cost basis; then, as a result of receiving approval to complete the purchase of the broadcasting operation, the Company changed its method of accounting for the investment to the equity method.  The change in accounting policy was retroactively applied as required under APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, to the date that the Company initially acquired its investment.   Effective July 6, 2000, the Company consolidated this investment for both Canadian and U.S. GAAP purposes.   The U.S. GAAP reconciliation had no effect on earnings for the periods presented.  The effect on the balance sheet was to increase goodwill by: 2007 and 2006 - $ 38,503 and increase shareholder’s equity by: 2006 and 2005 - $38,503.   The Company has determined no U.S. GAAP exists related to the investment in regulated entities (note 3).

(f)    Intangible assets

Under Canadian GAAP, certain costs related to the development of broadcast licences, other than through a business combination, were recorded as intangible assets.  Under U.S. GAAP such costs are expensed as incurred.  The U.S. GAAP reconciliation reflects the expensing of these costs incurred of: 2007 - $1,278 (2006 - $1,206, 2005 – nil).  During 2007, the company disposed of an intangible asset previously expensed under U.S. GAAP.  The U.S. GAAP reconciliation reflects the increase on sale of discontinued operations related to this intangible asset of $403, with related tax provision of $149.  The balance sheet effect was to reduce intangible assets by: 2007 - $4,406 (2006 - $3,531), reduce long term future tax liability by: 2007 - $711 (2006 - $860), and to reduce shareholders equity by: 2007 - $3,695 (2006 - $2,671).

(g)  Investment in marketable securities

For U.S. GAAP, investment assets classified as “available for sale” are carried at market, and unrealized temporary gains and losses are included, net of tax, in other comprehensive income.  In accordance with Canadian GAAP, the Company carries its investment in marketable securities at cost.  For the Company’s other investments, fair value is not readily determinable and are accordingly carried at cost.  The effect of the U.S. GAAP reconciliation for the year ended August 31, 2007 was to decrease other comprehensive income by $2,361 (2006 and 2005 – nil), with related tax recovery of $384 (2006 and 2005 – nil).  The balance sheet effect was to reduce other investments by: 2007 - $2,361 (2006 – nil), reduce long term future tax liabilities by: 2007- $384 (2006 - nil), and to reduce accumulated other comprehensive income by: 2007 - $1,977 (2006 – nil)

(h)    Pension valuation allowances

Under Canadian GAAP a valuation allowance against pension assets is the excess of the adjusted benefit asset over the expected future benefit.  Changes in the valuation allowance are recorded as adjustments to pension expense.  Under U.S. GAAP valuation allowances are not recorded.  The U.S. GAAP reconciliation reflects the elimination of pension valuation allowances resulting in reduced earnings of: 2007 - $25 (2006 - $112, 2005 - $150), with related tax recoveries of: 2007 - $8 (2006 - $36, 2005 - $52).  The balance sheet effect was to increase long term other assets by: 2007 - $435 (2006 - $460), increase long term future tax liability by: 2007 - $170 (2006 - $178) and increase shareholders’ equity by: 2007 - $265 (2006 - $282).

(i)     Proportionate consolidation

Canadian GAAP requires the accounts of jointly controlled enterprises to be proportionately consolidated.  Under U.S. GAAP, investments in jointly controlled entities are accounted as equity investments.  This accounting difference applies to the Company’s investment in Mystery.  The proportionate interest is disclosed in note 22.  Accordingly, under accommodation provided by the SEC this difference is not included in the following reconciliation.

(j)     Accounting for derivative instruments and hedging activities

Under Canadian GAAP hedge accounting is applied for derivatives that are eligible for hedge accounting if certain criteria are met and non-hedging derivatives are recognized at their fair value as either assets or liabilities.  For Canadian GAAP the Company designated its derivative financial instruments as a hedge of its underlying debt.  Under U.S. GAAP, entities are required to recognize all derivative financial instruments as either assets or liabilities in the balance sheet, and measure those instruments at fair value.  The changes in fair value of the derivatives are included in the statement of earnings since hedge accounting has not been elected for U.S. GAAP.  The fair values of derivatives designated as hedges before August 31, 2000 have been included in a transitional adjustment and are included in income over the term of the hedged transaction as such.  The U.S. GAAP reconciliation reflects the recording of losses on interest rate and cross-currency swaps of: 2007 - $14,622 (2005 – loss of $19,771, 2005 - gain of $3,315), with related tax recoveries of:  2007 - $3,693 (2006 – recovery of $7,920, 2005 - provision of $18,624) and the recording of minority interest share of: 2007 - $808 (2006 - $132, 2005 - $809).  The balance sheet effect was to increase long term swap liabilities by: 2007 - $99,185 (2006 - $85,055), reduce future tax liabilities by: 2007 - $31,250 (2006 - $27,729) and decrease minority interest by: 2007 - $2,333 (2006 – $1,525), and reduce shareholders’ equity by: 2007 - $65,602 (2006 - $55,801).  Included in the aforementioned adjustment is a US

GAAP transition adjustment on swaps recorded in accumulated other comprehensive income of: 2007 - $961 (2006 - $1,281) net of tax of: 2007 - $516 (2006 - $688) and an increase in comprehensive income of: 2007 - $320 (2006 - $320, 2005 - $316) net of tax of: 2007 - $172 (2006 - $172, 2005 - $174).

(k)   Integration costs related to the acquisition of the publications properties

Under Canadian GAAP certain integration costs related to the acquisition of the Company’s publication properties were accrued in the purchase equation.  Under U.S. GAAP, these costs are expensed as incurred.  The U.S. GAAP reconciliation had no effect on earnings for the periods presented.  The balance sheet effect was to decrease goodwill by: 2007 and 2006 - $1,663, decrease minority interest by: 2007 and 2006 – $429, and reduce shareholders’ equity by: 2007 and 2006 - $1,234.

(l)    Resolution of acquired tax contingencies

Under U.S. GAAP, the settlement of tax contingencies acquired through a business acquisition result in an adjustment to the purchase equation.  In accordance with Canadian GAAP, the resolution of such tax contingencies is included in earnings once the purchase price allocation is finalized.  The balance sheet effect was to reduce goodwill and shareholder’s equity by: 2007 and 2006 - $7,000.

(m) Future income taxes
        Under U.S. GAAP, the changes to future tax balances upon the adoption of FAS 142, Goodwill and Other Intangible Assets, in 2001, were reflected as a future income tax recovery in the year FAS 142 was adopted.  The related U.S. GAAP balance sheet effect would be to increase goodwill by: 2007 and 2006 - $160,500, increase minority interest by: 2007 and 2006 – $11,069, and increase retained earnings by: 2007 and 2006 - $149,431.

(n) Additional minimum liability

Under SFAS 87, Employers’ Accounting for Pensions, the Company recognizes an additional minimum pension liability when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that such excess is greater than accrued pension costs otherwise recorded. For the purposes of determining the additional minimum pension liability, the accumulated benefit obligation does not incorporate projections of future compensation increases in the determination of the obligation. No such adjustment is required under Canadian GAAP.  The effect on the U.S. GAAP reconciliation in the current year was to increase other comprehensive income by: 2007 - $21,131 (2006 – $14,063, 2005 – decrease of $18,351), net of tax of: 2007 - $11,736 (2006 - $9,046, 2005 - $10,323).  In addition, tax rate changes impacted future tax by a provision of $1,673 for the year ended August 31, 2007 (2006 – nil, 2005 – nil).  During 2006, an amount of $8,967 was reclassified from accumulated other comprehensive income to intangible assets related to the transitional obligation not being included as a component of past service costs.  The balance sheet effect was to increase other long term liabilities by: 2007 - $33,806 (2006 - $49,682), increase intangible assets by: 2007 - $22,137 (2006 - $20,699), decrease other assets by: 2007 - $56 (2006 – $15,609), decrease future tax liabilities by: 2007 - $3,590 (2006 - $15,326), and decrease shareholders’ equity by: 2007 – $8,135 (2006 - $29,266).

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

(p) Redemption of Limited Partnership units

During 2007,  the Limited Partnership redeemed its Class A partnership units as described in note 2.  For U.S. GAAP purposes the fair value of acquired assets exceeded the cost of the transaction by an additional $10,640 and, accordingly, this excess was allocated pro-rata as an additional reduction in the amount of non-monetary acquired assets.  As a result of the transaction, the property plant and equipment was decreased by $4,160, circulation, subscribers and other customer relationships were decreased by $2,504, newspaper mastheads were decreased by $6,709 and future tax liabilities were decreased by $2,733.

Adopted accounting policies

(q) Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment to SFAS Statements No. 87, 88, 106, 132(R) (“SFAS 158”)

FASB issued SFAS 158 which requires employers to recognize in its balance sheet an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, and recognize changes in the funded status of a defined benefit pension and postretirement plans in the year in which the changes occur through comprehensive income and a separate component of shareholders’ equity.  The company adopted this standard for the year ended August 31, 2007 and as a result decreased accumulated other comprehensive income by $69,088, net of future income taxes of $32,952.  The balance sheet effect was to increase other long term liabilities by $67,058, decrease intangible assets by $22,137, decrease other assets by $12,845, decrease future tax liabilities by $31,279 and decrease shareholders equity by $70,761

Proposed accounting policies

Accounting for Uncertainty in Income Taxes – an interpretation of SFAS Statement No. 109 (“FIN 48”) and Definition of Settlement in FIN 48(“FIN 48-1”)

FASB issued an interpretation under FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken or expected to be taken in the Company’s tax returns.  FIN 48 provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods and disclosure A second pronouncement, FIN 48-1, provides guidance on how to determine when a tax position is effectively settled.  FIN 48 and FIN 48-1 are applicable for fiscal years beginning on or after December 15, 2006.  The Company is currently considering the impact of applying these interpretations.

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

Comparative Reconciliation of Net Earnings (Loss)

The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

	2007	2006	2005
Net earnings (loss) in accordance with Canadian GAAP from continuing operations	18,581	3,061	(25,172)
Pre-operating costs deferred (b)	(806)	(1,883)	(3,568)
Pre-operating costs written-off (b)	199	2,025	-
Amortization of pre-operating costs (b)	1,585	2,416	2,297
Realization of currency translation adjustments (c)	(2,981)	6,511	(622)
Programming costs imposed by regulatory requirement (d)	-	(7,558)	(6,463)
Costs to develop intangible assets expensed (f)	(1,278)	(1,206)	-
Pension valuation allowances (h)	(25)	(112)	(150)
Gain (loss) on interest rate and cross currency swaps (j)	(14,622)	(19,771)	3,315
Adjustment of dilution gain on Limited Partnership (o)	-	(10,209)	-
Minority interests effect of adjustments (1)	773	(264)	809
Tax effect of adjustments and tax rate changes (n)	1,458	9,102	(13,408)
Net earnings (loss) for the year from continuing operations in accordance with U.S. GAAP	2,884	(17,888)	(42,962)
Net earnings from discontinued operations in accordance with Canadian GAAP	262,530	187,135	29,962
Pre-operating costs (b)	698	-	-
Costs to develop intangible assets (f)	403	-	-
Tax effect of adjustments and tax rate changes (n)	(394)	-	-
Net earnings from discontinued operations in accordance with U.S. GAAP	263,237	187,135	29,962
Net earnings (loss) for the year in accordance with U.S. GAAP	266,121	169,247	(13,000)

(1) Represents the recording of minority interest share of earnings for (b) and (j)

Consolidated Statements of Comprehensive Income (Loss)

Comprehensive income (loss) – current periods

	2007	2006	2005

Net earnings (loss) in accordance with U.S. GAAP	266,121	169,247	(13,000)
Unrealized foreign currency translation gain (loss) (note 12)	6,320	(12,402)	(3,143)
Realized foreign currency translation loss (c)	8,332	372	-
Foreign currency translation gain (loss)	14,652	(12,030)	(3,143)
Unrealized losses on securities available for sale net of tax of $384 (2006 – nil, 2005 - nil) (g)	(1,977)	-	-
Transition adjustment on swaps net of tax of $172 (2006 - $172, 2005 - $176) (j)	320	320	316
Decrease (Increase) in pension and post retirement liabilities, net of tax of $11,736 (2006 – $9,046, 2005 – ($10,323)) (n)	21,131	14,063	(18,351)
	34,126	2,353	(21,178)
Comprehensive income (loss)	300,247	171,600	(34,178)

Comprehensive income (loss) – accumulated balances

	Foreign currency translation	Unrealized gains (losses) on securities	Transition adjustment on swaps	Pension and post-retirement liabilities	Total
Accumulated other comprehensive income (loss)– August 31, 2005	(21,349)	-	(1,601)	(43,329)	(66,279)
Change during the year	(12,030)	-	320	14,063	2,353
Accumulated other comprehensive income (loss)– August 31, 2006	(33,379)	-	(1,281)	(29,266)	(63,926)
Change during the year	14,652	(1,977)	320	21,131	34,126
Adoption of SFAS 158 (q)	-	-	-	(69,088)	(69,088)
Accumulated other comprehensive income (loss)– August 31, 2007	(18,727)	(1,977)	(961)	(77,223)	(98,888)

Comparative Reconciliation of Shareholder’s Equity
A reconciliation of shareholder’s equity reflecting the differences between Canadian and U.S. GAAP is set out below:

	2007	2006
Shareholder’s equity in accordance with Canadian GAAP	1,731,322	1,439,625
Pre-operating costs deferred (b)	(3,535)	(5,211)
Goodwill adjustment related to retroactive equity accounting of WIC upon regulatory approval (e)	38,503	38,503
Goodwill adjustment related to programming costs incurred (d)	(32,700)	(32,700)
Goodwill adjustment related to integration costs (k)	(1,663)	(1,663)
Historical amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination (d)	938	938
Costs to develop intangible assets expensed (f)	(4,406)	(3,531)
Pension valuation allowance (h)	435	460
Goodwill adjustment related to resolution of acquired tax contingencies (l)	(7,000)	(7,000)
Goodwill adjustment related to future income taxes (m)	160,500	160,500
Loss on interest rate and cross-currency swaps (j)	(97,603)	(82,981)
Transition adjustment on interest rate swaps (j)	(1,582)	(2,074)
Unrealized gain (loss) on securities available for sale (h)	(2,361)	-
Pension and post-retirement liabilities (n) and (q)	(113,765)	(44,592)
Minority interests effect of adjustments (1)	(8,307)	(9,080)
Tax effect of adjustments and tax rate changes (n)	81,556	59,064
Shareholder’s equity in accordance with U.S. GAAP	1,740,332	1,510,258

(1) Represents the minority interest share of shareholders’ equity for (b), (k), (m), and (j).

26.    CONSOLIDATING FINANCIAL INFORMATION

The Company has entered into financing arrangements which are guaranteed by certain of its wholly-owned subsidiaries (the "Guarantor Subsidiaries"). Such guarantees are full, unconditional and joint and several.

The following supplemental financial information sets forth, on an unconsolidated basis, balance sheets, statements of operations and cash flow information for the Company, CanWest MediaWorks Inc., Guarantor Subsidiaries and the Company's other subsidiaries (the "Non-Guarantor Subsidiaries"). The supplemental financial information reflects the investments of the Company in the Guarantor and Non-Guarantor subsidiaries using the equity method of accounting.  The Company’s basis of accounting has been applied to the Guarantor and Non-Guarantor subsidiaries.

The non-guarantor’s supplemental consolidating financial information has been retroactively revised to reflect the Company’s sale in June 2007 of the New Zealand Television and Radio segments.

CANWEST MEDIAWORKS INC.
Supplemental Consolidating Balance Sheet
August 31, 2007
	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination entries	Consolidated

Assets Current Assets Cash	6,424	7,471	122,719	-	136,614
Accounts receivable	129,646	2,862	360,089	-	492,597
Inventory	-	-	8,907	-	8,907
Investment in broadcast rights	44,291	-	125,323	-	169,614
Future income taxes	7,631	-	9,193	-	16,824
Other current assets	19,584	37	25,414	-	45,035
	207,576	10,370	651,645	-	869,591
Investment in equity accounted subsidiaries	1,087,463	105,544	-	(1,193,007)	-
Other investments	4,213	-	1,530,707	-	1,534,920
Investment in broadcast rights	34,355	-	4,646	-	39,001
Due from parent and affiliated companies	482,338	662,006	(1,088,397)	-	55,947
Property, plant and equipment	142,833	1,090	523,305	-	667,228
Future income taxes	96,909	-	89,894	-	186,803
Other assets	23,912	551	68,973	-	93,436
Intangible assets	493,504	980	793,478	-	1,287,962
Goodwill	475,894	-	1,860,841	-	2,336,735
	3,048,997	780,541	4,435,092	(1,193,007)	7,071,623
Liabilities Current liabilities
Accounts payable	30,622	5,168	179,166	-	214,956
Accrued liabilities	104,018	18,631	208,579	-	331,228
Income taxes payable	16,609	10,535	32,514	-	59,658
Broadcast rights accounts payable	35,274	(4,087)	34,793	-	65,980
Deferred revenue	3,039	-	39,128	-	42,167
Future income taxes	-	-	38,153	-	38,153
Current portion of long term debt and obligations under capital leases	-	-	11,045	-	11,045
	189,562	30,247	543,378		763,187
Long term debt and related foreign currencyswap liability	934,059	-	2,721,395	(65,507)	3,589,947
Interest rate and foreign currency swap Liability	151,936	-	-	-	151,936
Obligations under capital leases	-	-	11,381	-	11,381
Other accrued liabilities	16,374	4,068	168,628	-	189,070
Future income taxes	25,744	(4,005)	83,791	-	105,530
Puttable interest in subsidiary	-	-	483,568	-	483,568
Minority interest	-	-	45,682	-	45,682
	1,317,675	30,310	4,057,823	(65,507)	5,340,301
Shareholder's Equity Capital stock	438,838	182,303	370,501	(552,804)	438,838
Contributed surplus	132,953		(797)	797	132,953
Retained earnings	1,165,316	568,641	12,637	(581,278)	1,165,316
Cumulative foreign currency translation adjustments	(5,785)	(713)	(5,072)	5,785	(5,785)
	1,731,322	750,231	377,269	(1,127,500)	1,731,322
	3,048,997	780,541	4,435,092	(1,193,007)	7,071,623

Shareholder's equity in accordance with Canadian GAAP	1,731,322	750,231	377,269	(1,127,500)	1,731,322
Pre-operating costs deferred	(640)	-	(2,895)	-	(3,535)
Goodwill adjustment related to retroactive equity accounting of WIC upon regulatory approval	38,503	-	-	-	38,503
Goodwill adjustment related to programming costs incurred	(32,700)	-	-	-	(32,700)
Goodwill adjustment related to integration costs	-	-	(1,663)	-	(1,663)
Historical amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination	938	-	-	-	938
Costs to develop intangible assets expensed	-	-	(4,406)	-	(4,406)
Pension valuation allowance	435	-	-	-	435
Goodwill adjustment related to resolution of acquired tax contingencies	(7,000)	-	-	-	(7,000)
Goodwill adjustment related to future income taxes	117,597	-	42,903	-	160,500
Loss on interest rate and cross-currency swaps	(58,972)	-	(38,631)	-	(97,603)
Transition adjustment on interest rate swaps	(1,582)	-	-	-	(1,582)
Unrealized gain (loss) on securities available for sale	-	-	(2,361)	-	(2,361)
Pension and post-retirement liabilities	(53,695)	-	(60,070)	-	(113,765)
Minority interests effect of adjustments	-	-	(8,307)	-	(8,307)
Tax effect of adjustments and tax rate changes	50,060	-	31,496		81,556
Interest in earnings (losses) of equity accounted affiliates	(43,934)	(5,326)	-	49,260	-
Shareholder’s equity in accordance with U.S. GAAP	1,740,332	744,905	333,335	(1,078,240)	1,740,332

CANWEST MEDIAWORKS INC.
Supplemental Consolidating Statement of Earnings
For the Year Ended August 31, 2007
	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination Entries	Consolidated
Revenue	609,332	20,071	2,235,879	-	2,865,282
Operating expenses	390,983	21,626	1,152,426	-	1,565,035
Selling, general and administrative expenses	206,971	4,908	601,401	-	813,280
	11,378	(6,463)	482,052	-	486,967
Amortization of intangibles	-	-	6,395	-	6,395
Amortization of property, plant and equipment	21,512	459	70,533	-	92,504
Other amortization	590	-	1,007	-	1,597
Operating income	(10,724)	(6,922)	404,117	-	386,471
Interest expense	(107,038)	12,873	(95,370)	-	(189,535)
Interest income	3,001	581	2,395	-	5,977
Amortization of deferred financing costs	(5,066)	-	(7,728)	-	(12,794)
Interest rate and foreign currency swap gains (losses)	(8,644)	-	24,599	-	15,955
Accretion of long term liabilities	-	-	(3,603)	-	(3,603)
Foreign exchange gains (losses)	(289)	4,568	5,406	-	9,685
Investment gains, losses and write-downs	125	12	8,311	-	8,448
	(128,635)	11,112	338,127	-	220,604
Provision for income taxes	50,121	8,486	34,997	-	93,604
Earnings (loss) before the following	(178,756)	2,626	303,130	-	127,000
Minority interests	-	-	(105,490)	-	(105,490)
Interest in earnings of equity accounted affiliates	455,809	24,427	2,799	(480,613)	2,422
Realized currency translation adjustments	-	(5,351)	-	-	(5,351)
Net earnings from continuing operations	277,053	21,702	200,439	(480,613)	18,581
Gain on sale of discontinued operations	5,170	296,646	(49,818)	-	251,998
Earnings (losses) from discontinued operations	(1,112)	-	11,644	-	10,532
Net earnings from discontinued operations	4,058	296,646	(38,174)		262,530
Net earnings for the year	281,111	318,348	162,265	(480,613)	281,111
Retained earnings – beginning of year	884,205	479,904	(59,339)	(420,565)	884,205
Dividends	-	(229,611)	(90,289)	319,900	___-
Retained earnings – end of year	1,165,316	568,641	12,637	(581,278)	1,165,316

Net earnings (loss) in accordance with Canadian GAAP from continuing operations	277,053	21,702	200,439	(480,613)	18,581
Pre-operating costs deferred	-	-	(806)	-	(806)
Pre-operating costs written off	-	-	199	-	199
Amortization of pre-operating costs	426	-	1,159	-	1,585
Realization of currency translation adjustments	-	(2,981)	-	-	(2,981)
Costs to develop intangible assets expensed	-	-	(1,278)	-	(1,278)
Pension valuation allowances	(25)	-	-	-	(25)
Gain (loss) on interest rate and cross currency swaps	19,949	-	(34,571)	-	(14,622)
Minority interests effect of adjustments	-	-	773	-	773
Tax effect of adjustments and tax rate changes	(6,923)	-	8,381	-	1,458
Interest in earnings (losses) of equity accounted affiliates	(29,124)	(465)	-	29,589	-
Net earnings (loss) from continuing operations in accordance with U.S. GAAP	261,356	18,256	174,296	(451,024)	2,884
Net earnings (loss) from discontinued operations	4,058	296,646	(38,174)	-	262,530
Pre-operating costs written-off	-	-	698	-	698
Costs to develop intangible assets expensedf	-	-	403	-	403
Tax effect of adjustments and tax rate changes	-	-	(394)	-	(394)
Interest in earnings of equity accounted affiliates	707	-	-	(707)	-
Net earnings (loss) from discontinued operations in accordance with U.S. GAAP	4,765	296,646	(37,467)	(707)	263,237
Net earnings (loss) in accordance with U.S. GAAP	266,121	314,902	136,829	(451,731)	266,121

CANWEST MEDIAWORKS INC.
Supplemental Consolidating Statement of Cash Flows
For the Year Ended August 31, 2007
	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination entries	Consolidated
CASH GENERATED (UTILIZED) BY:
Operating activities Net earnings (loss) for the year	281,111	318,348	162,265	(480,613)	281,111
Net earnings from discontinued operations	(4,058)	(296,646)	38,174	-	(262,530)
Items not affecting cash Amortization	27,168	459	85,663	-	113,290
Non-cash interest	(3,876)	-	3,603	-	(273)
Future income taxes	30,443	2,192	(15,912)	-	16,723
Realized currency translation adjustments	-	5,351	-	-	5,351
Interest rate and foreign currency swap (gains) losses net of settlements	9,764	-	(24,599)	-	(14,835)
Investment gains, losses and write-downs	(125)	(12)	(8,311)	-	(8,448)
Pension expense	2,704	-	4,214	-	6,918
Minority interests	-	-	105,490	-	105,490
Earnings of equity accounted affiliates	(455,809)	(24,427)	(2,799)	480,613	(2,422)
Foreign exchange losses (gains)	15	(4,542)	(5,495)	-	(10,022)
Stock compensation expense	2,702	-	(1,586)	-	1,116
Distributions equity affiliates	279,856	60,998	-	(340,854)	-
Changes in non-cash operating accounts	(93,239)	33,153	59,986	-	(100)
Cash flows from operating activities of continuing operations	76,656	94,874	400,693	(340,854)	231,369
Cash flows from operating activities of discontinued operations	(1,781)	-	40,721	-	38,940
Cash flows from operating activities	74,875	94,874	441,414	(340,854)	270,309
Investing Activities
Other investments	(1,808)	(248)	(11,793)	-	(13,849)
Investment in broadcast licences	-	-	(618)	-	(618)
Acquisitions	-	(5,873)	(1,437,681)	-	(1,443,554)
Redemption of Class A Limited Partnership Units	-	-	(496,923)	-	(496,923)
Proceeds from sales of discontinued operations	15,047	-	296,900	-	311,947
Proceeds from sales of other investments	-	-	30,672	-	30,672
Proceeds from divestitures	-	-	1,200	-	1,200
Proceeds from sale of property, plant and equipment	1,977	-	2,372	-	4,349
Purchase of property, plant and equipment	(29,030)	-	(75,189)	-	(104,219)
Proceeds from (advances to) parent andaffiliated companies	304,420	(202,899)	(105,000)	-	(3,479)
Investing activities from discontinued operations	(14)	(537)	(5,897)	-	(6,448)
	290,592	(209,557)	(1,801,957)	-	(1,720,922)
Financing Activities
Issuance of long term debt, net of financing costs	-	-	3,311,801	-	3,311,801
Repayment of long term debt	(292)	-	(2,126,250)	-	(2,126,542)
Advances (repayments) of revolving Facilities, net of financing costs	(423,458)	-	153,682	-	(269,776)
Settlement of swap liabilities	-	-	22,522	-	22,522
Payments of capital leases	-	-	(3,639)	-	(3,639)
Issuance of puttable interest in subsidiary	-	-	479,965	-	479,965
Distributions paid	-	-	(340,854)	340,854	-
Payment of distributions to minority interest	-	-	(97,871)	-	(97,871)
Financing activities from discontinued operations	-	-	(13,363)	-	(13,363)
	(423,750)	-	1,385,993	340,854	1,303,097
Foreign exchange loss on cash denominated in foreign currencies	-	-	756	-	756
Net change in cash	(58,283)	(114,683)	26,206	-	(146,760)
Cash — beginning of year	64,707	122,154	96,513	-	___ 283,374
Cash — end of year	6,424	7,471	122,719	-	136,614

Supplemental Consolidating Balance Sheet
August 31, 2006

	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries (Revised note 15)	Elimination entries	Consolidated

Assets Current Assets Cash	64,707	122,154	96,513	-	283,374
Accounts receivable	136,061	9,543	280,595	-	426,199
Income taxes recoverable	7,636	(6,009)	2,678	-	4,305
Inventory	-	-	13,362	-	13,362
Investment in broadcast rights	30,609	274	130,187	-	161,070
Future income taxes	13,276	-	4,523	-	17,799
Other current assets	3,361	11,678	26,373	-	41,412
Assets of discontinued operations	621	-	58,002	-	58,623
	256,271	137,640	612,233	-	1,006,144
Investment in equity accounted subsidiaries	1,511,348	144,632	-	(1,655,980)	-
Other investments	4,236	-	13,654	-	17,890
Investment in broadcast rights	27,023	640	2,830	-	30,493
Due from parent and affiliated companies	25,448	616,302	(586,580)	-	55,170
Property, plant and equipment	134,857	1,358	508,409	-	644,624
Future income taxes	122,425	-	54,734	-	177,159
Other assets	39,538	710	27,314	-	67,562
Intangible assets	493,724	980	665,467	-	1,160,171
Goodwill	481,341	-	1,811,181	-	2,292,522
Assets of discontinued operations	1,847	-	174,906	-	176,753
	3,098,058	902,262	3,284,148	(1,655,980)	5,628,488
Liabilities Current liabilities
Accounts payable	16,675	21,916	112,803	-	151,394
Accrued liabilities	89,578	48,175	135,886	-	273,639
Broadcast rights accounts Payable	-	22,172	34,761	-	56,933
Deferred revenue	27	-	35,832	-	35,859
Future income taxes	-	-	43,409	-	43,409
Current portion of long term debt and obligations under capital leases	-	-	3,640	-	3,640
Liabilities of discontinued operations	514	-	21,545	-	22,059
	106,794	92,263	387,876	-	586,933
Long term debt and related foreign currencyswap liability	1,360,462	-	1,373,629	(101,133)	2,632,958
Interest rate and foreign currency swap Liability	142,172	-	-	-	142,172
Obligations under capital leases	-	-	12,461	-	12,461
Other accrued liabilities	21,368	11,699	69,877	-	102,944
Future income taxes	27,475	(5,909)	69,174	-	90,740
Minority interest			484,739		484,739
Liabilities of discontinued operations	162	-	135,754	-	135,916
	1,658,433	98,053	2,533,510	(101,133)	4,188,863
Shareholder's Equity Capital stock	438,838	329,557	820,655	(1,150,212)	438,838
Contributed surplus	134,038	-	1,526	(1,526)	134,038
Retained earnings	884,205	479,904	(59,339)	(420,565)	884,205
Cumulative foreign currency translation adjustments	(17,456)	(5,252)	(12,204)	17,456	(17,456)
	1,439,625	804,209	750,638	(1,554,847)	1,439,625
	3,098,058	902,262	3,284,148	(1,655,980)	5,628,488

Shareholder's equity in accordance with Canadian GAAP	1,439,625	804,209	750,638	(1,554,847)	1,439,625
Pre-operating costs deferred	(1,066)	-	(4,145)	-	(5,211)
Goodwill adjustment related to retroactive equity accounting of WIC upon regulatory approval	38,503	-	-	-	38,503
Goodwill adjustment related to programming costs incurred	(32,700)	-	-	-	(32,700)
Goodwill adjustment related to integration costs	-	-	(1,663)	-	(1,663)
Historical amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination	938	-	-	-	938
Costs to develop intangible assets expensed	-	-	(3,531)	-	(3,531)
Pension valuation allowance	460	-	-	-	460
Goodwill adjustment related to resolution of acquired tax contingencies	(7,000)	-	-	-	(7,000)
Goodwill adjustment related to future income taxes	117,597	-	42,903	-	160,500
Loss on interest rate and cross-currency swaps	(78,921)	-	(4,060)	-	(82,981)
Transition adjustment on interest rate swaps	(2,074)	-	-	-	(2,074)
Pension and post-retirement liabilities	(7,829)	-	(36,763)	-	(44,592)
Minority interests effect of adjustments	-	-	(9,080)	-	(9,080)
Tax effect of adjustments and tax rate changes	42,932	-	16,132	-	59,064
Interest in earnings (losses) of equity accounted affiliates	(207)	(4,861)	-	5,068	-
Shareholder’s equity in accordance with U.S. GAAP	1,510,258	799,348	750,431	(1,549,779)	1,510,258

CANWEST MEDIAWORKS INC.
Supplemental Consolidating Statement of Earnings
For the Year Ended August 31, 2006

	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries (Revised note 15)	Elimination Entries	Consolidated
Revenue	587,959	26,960	2,070,894	-	2,685,813
Operating expenses	383,216	36,437	1,044,463	-	1,464,116
Selling, general and administrative expenses	209,537	967	551,773		762,277
	(4,794)	(10,444)	474,658	-	459,420
Amortization of intangibles	-	-	10,947	-	10,947
Amortization of property, plant and equipment	22,192	572	63,482	-	86,246
Other amortization	3,524	-	3,859	-	7,383
Operating income	(30,510)	(11,016)	396,370	-	354,844
Interest expense	(114,245)	23	(107,937)	38,952	(183,207)
Interest income	33,107	6,695	1,517	(38,952)	2,367
Amortization of deferred financing costs	(4,738)	-	(1,756)	-	(6,494)
Interest rate and foreign currency swap losses	(143,528)	-	4,889	-	(138,639)
Foreign exchange gains	164	(8,101)	(4)	-	(7,941)
Loan recovery	8,888	-	-	-	8,888
Investment gains, losses and write-downs	102,086	64	340	-	102,490
Loss on debt extinguishment	(117,401)	-	-	-	(117,401)
	(266,177)	(12,335)	293,419	-	14,907
Provision for (recovery of) income taxes	(115,011)	429	26,159	-	(88,423)
Earnings (loss) before the following	(151,166)	(12,764)	267,260	-	103,330
Minority interests	-	-	(95,998)	-	(95,998)
Interest in earnings of equity accounted affiliates	313,558	92,548	2,612	(406,106)	2,612
Realized currency translation adjustments	-	(6,883)	-	-	(6,883)
Net earnings from continuing operations	162,392	72,901	173,874	(406,106)	3,061
Gain on sale of discontinued operations	29,061	138,630	(4,144)	-	163,547
Earnings (losses) from discontinued operations	(1,257)	-	24,845	-	23,588
Net earnings from discontinued operations	27,804	138,630	20,701	-	187,135
Net earnings (loss) for the year	190,196	211,531	194,575	(406,106)	190,196
Retained earnings – beginning of year	694,009	268,373	(114,538)	(153,835)	694,009
Transfer of net asset to CanWest MediaWorks Inc.	-	-	7,555	(7,555)	-
Dividends	-	-	(146,931)	146,931	___-
Retained earnings – end of year	884,205	479,904	(59,339)	(420,565)	884,205

Net earnings (loss) in accordance with Canadian GAAP from continuing operations	162,392	72,901	173,874	(406,106)	3,061
Pre-operating costs deferred	-	-	(1,883)	-	(1,883)
Pre-operating costs written off	-	-	2,025	-	2,025
Amortization of pre-operating costs	427	-	1,989	-	2,416
Realization of currency translation adjustments	-	6,511	-	-	6,511
Programming costs imposed by regulatory requirement	(7,558)	-	-	-	(7,558)
Costs to develop intangible assets expensed	-	-	(1,206)		(1,206)
Pension valuation allowances	(112)	-	-	-	(112)
Gain (loss) on interest rate and cross currency swaps	(20,370)	-	599	-	(19,771)
Adjustment of dilution gain on Limited Partnership	(10,209)	-	-	-	(10,209)
Minority interests effect of adjustments	-	-	(264)	-	(264)
Tax effect of adjustments and tax rate changes	10,084	-	(982)	-	9,102
Interest in earnings (losses) of equity accounted affiliates	6,789	(2,993)	-	(3,796)	-
Net earnings (loss) from continuing operations in accordance with U.S. GAAP	141,443	76,419	174,152	(409,902)	(17,888)
Net earnings from discontinued operations	27,804	138,630	20,701	-	187,135
Net earnings (loss) in accordance with U.S. GAAP	169,247	215,049	194,853	(409,902)	169,247

ANWEST MEDIAWORKS INC.
Supplemental Consolidating Statement of Cash Flows
For the Year Ended August 31, 2006
	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries (Revised note 15)	Elimination entries	Consolidated
CASH GENERATED (UTILIZED) BY:
Operating activities Net earnings (loss) for the year	190,196	211,531	194,575	(406,106)	190,196
Net earnings from discontinued operations	(27,804)	(138,630)	(20,701)	-	(187,135)
Items not affecting cash Amortization	30,454	572	80,044	-	111,070
Non-cash interest	(1,503)	-	-	-	(1,503)
Future income taxes	(100,204)	(1,505)	(17,657)	-	(119,366)
Realized currency translation adjustments	-	6,883	-	-	6,883
Loan impairment recovery	(8,888)	-	-	-	(8,888)
Interest rate and foreign currency swap (gains) losses net of settlements	39,679	-	(4,889)	-	34,790
Investment gains, losses and write-downs	(102,086)	(64)	(340)	-	(102,490)
Loss on debt extinguishment	117,401	-	-	-	117,401
Pension expense	2,169	-	6,167	-	8,336
Minority interests	-	-	95,998	-	95,998
Earnings of equity accounted affiliates	(313,558)	(92,548)	(2,612)	406,106	(2,612)
Foreign exchange losses (gains)	(969)	7,619	-	-	6,650
Stock compensation expense	2,240	-	959	-	3,199
Distributions equity affiliates	168,009	92,784	-	(260,793)	-
Changes in non-cash operating accounts	(207,447)	58,191	53,589	-	___(95,667)
Cash flows from operating activities of continuing operations	(212,311)	144,833	385,133	(260,793)	56,862
Cash flows from operating activities of discontinued operations	(794)	-	39,409	-	38,615
Cash flows from operating activities	(213,105)	144,833	424,542	(260,793)	95,477
Investing Activities
Other investments	(2,736)	-	-	-	(2,736)
Investment in broadcast licences	-	-	(667)	-	(667)
Acquisitions	-	(73,591)	(12,487)	-	(86,078)
Proceeds from sales of discontinued operations	35,322	143,442	-	-	178,764
Proceeds from sales of other investments	9,300	-	-	-	9,300
Proceeds from issuance of partnership units	-	-	514,856	-	514,856
Proceeds from sale of property, plant and equipment	594	-	1,369	-	1,963
Purchase of property, plant and equipment	(36,725)	-	(42,800)	-	(79,525)
Proceeds from (advances to) parent andaffiliated companies	1,462,178	(92,784)	(1,331,588)	-	37,806
Investing activities from discontinued operations	-	-	(13,089)	-	(13,089)
	1,467,933	(22,933)	(884,406)	-	560,594
Financing Activities
Issuance of long term debt, net of financing costs	-	-	943,557	-	943,557
Repayment of long term debt	(1,387,049)	-	-	-	(1,387,049)
Advances (repayments) of revolving Facilities, net of financing costs	600,125	-	(11,208)	-	588,917
Settlement of swap liabilities	(354,205)	-	-	-	(354,205)
Swap recouponing payments	(48,726)	-	-	-	(48,726)
Payments of capital leases	-	-	(1,199)	-	(1,199)
Issuance of share capital to minority interests	-	-	498	-	498
Distributions paid	-	-	(260,793)	260,793	-
Payment of distributions to minority interest	-	-	(114,744)	-	(114,744)
Financing activities from discontinued operations	-	-	(13,691)	-	(13,691)
	(1,189,855)	-	542,420	260,793	(386,642)
Foreign exchange loss on cash denominated in foreign currencies	-	-	(1,331)	-	(1,331)
Net change in cash	64,973	121,900	81,225	-	268,098
Cash — beginning of year	(266)	254	15,288	-	___ 15,276
Cash — end of year	64,707	122,154	96,513	-	283,374

CANWEST MEDIAWORKS INC.
Supplemental Consolidating Statement of Earnings
For the Year Ended August 31, 2005

	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries (Revised note 15)	Elimination entries	Consolidated

Revenue	631,110	23,224	2,161,728	-	2,816,062
Operating expenses	355,826	18,735	1,059,236	-	1,433,797
Selling, general and administrative expenses	193,851	787	521,691	-	716,329
Ravelston management contract termination fee	-		12,750	-	12,750
	81,433	3,702	568,051	-	653,186
Amortization of intangibles	-	-	18,418	-	18,418
Amortization of property, plant and equipment	27,311	790	54,696	-	82,797
Other amortization	3,661	-	1,536	-	5,197
Operating income	50,461	2,912	493,401	-	546,776
Interest expense	(211,293)	(299)	(197,436)	169,909	(239,119)
Interest income	169,309	2,485	1,538	(169,909)	3,423
Amortization of deferred financing costs	(12,387)	-	(321)	-	(12,708)
Interest rate and foreign currency swap losses	(118,662)	-	(2,402)	-	(121,064)
Foreign exchange gains	3,549	(3,135)	(1,422)	-	(1,008)
Loan impairment	(11,390)	-	-	-	(11,390)
Investment gains, losses and write-downs	200	(45)	1,372	-	1,527
Goodwill impairment	-	-	(41,406)	-	(41,406)
Intangible asset impairment	-	-	(9,629)	-	(9,629)
Loss on debt extinguishment	(43,992)	-	-	-	(43,992)
	(174,205)	1,918	243,695	-	71,408
Provision for (recovery of) income taxes	(69,126)	1,949	77,057	-	9,880
Earnings (loss) before the following	(105,079)	(31)	166,638	-	61,528
Minority interests	-	-	(89,365)	-	(89,365)
Interest in earnings of equity accounted affiliates	111,168	147,240	2,043	(258,408)	2,043
Realized currency translation adjustments	-	622	-	-	622
Net earnings (loss) from continuing operations	6,089	147,831	79,316	(258,408)	(25,172)
Net earnings (loss) from discontinued operations	(1,299)	-	31,261	-	29,962
Net earnings for the year	4,790	147,831	110,577	(258,408)	4,790
Retained earnings – beginning of year	689,219	120,542	(110,922)	(9,620)	689,219
Dividends	-	-	(114,187)	114,187	-
Retained earnings – end of year	694,009	268,373	(114,532)	(153,841)	694,009

Net earnings (loss) in accordance with Canadian GAAP from continuing operations	6,089	147,831	79,316	(258,408)	(25,172)
Pre-operating costs deferred	-	-	(3,568)	-	(3,568)
Amortization of pre-operating costs	396	-	1,901	-	2,297
Realization of currency translation adjustments	-	(622)	-	-	(622)
Programming costs imposed by regulatory requirement	(6,463)	-	-	-	(6,463)
Pension valuation allowances	(150)	-	-	-	(150)
Gain (loss) on interest rate and cross currency swaps	5,774	-	(2,459)	-	3,315
Minority interests effect of adjustments	-	-	809	-	809
Tax effect of adjustments and tax rate changes	(14,608)	-	1,200	-	(13,408)
Interest in earnings (losses) of equity accounted affiliates	(2,739)	(1,044)	-	3,783	-
Net earnings (loss) from continuing operations in accordance with U.S. GAAP	(11,701)	146,165	77,199	(254,625)	(42,962)
Earnings (loss) from discontinued operations	(1,299)	-	31,261	-	29,962
Net earnings (loss) in accordance with U.S. GAAP	(13,000)	146,165	108,460	(254,625)	(13,000)

CANWEST MEDIAWORKS INC.
Supplemental Consolidating Statement of Cash Flows
For the Year Ended August 31, 2005
	CanWest MediaWorks Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries (Revised note 15)	Elimination entries	Consolidated
CASH GENERATED (UTILIZED) BY:
Operating activities Net earnings (loss) for the year	4,790	147,831	110,577	(258,408)	4,790
Net (earnings) loss from discontinued operations	1,299	-	(31,261)	-	(29,962)
Items not affecting cash Amortization	43,359	790	74,971	-	119,120
Non-cash interest	32,021	-	-	-	32,021
Future income taxes	(65,838)	570	(5,962)	-	(71,230)
Realized currency translation adjustments	-	(622)	-	-	(622)
Loan impairment	11,390	-	-	-	11,390
Interest rate and foreign currency swap losses net of settlements	102,964	-	2,402	-	105,366
Investment gains, losses and write-downs	(200)	45	(1,372)	-	(1,527)
Loss on debt extinguishment	43,992	-	-	-	43,992
Goodwill and intangible asset impairment	-	-	51,035	-	51,035
Amortization and write-down of film and television programs	-	6,163	-	-	6,163
Pension expense	2,839	-	5,415	-	8,254
Minority interests	-	-	89,365	-	89,365
Earnings of equity accounted affiliates	(111,168)	(147,240)	(2,043)	258,408	(2,043)
Foreign exchange losses (gains)	(5,571)	-	-	-	(5,571)
Stock compensation expense	2,135	-	938	-	3,073
Distributions equity affiliates	10,416	103,771	-	(114,187)	-
Changes in non-cash operating accounts	200,919	(8,470)	(103,188)	-	___ 89,261
Cash flows from operating activities of continuing operations	273,347	102,838	190,877	(114,187)	452,875
Cash flows from operating activities of discontinued operations	102	-	39,982	-	40,084
Cash flows from operating activities	273,449	102,838	230,859	(114,187)	492,959

Investing Activities
Other investments	-	-	426	-	426
Acquisitions	-	-	(19,487)	-	(19,487)
Proceeds from sales of other investments	2,171	-	-	-	2,171
Proceeds from sale of property, plant and equipment	3,383	-	1,652	-	5,035
Purchase of property, plant and equipment	(49,823)	-	(37,866)	-	(87,689)
Proceeds from parent and affiliated companies	137,953	(103,771)	-	-	34,182
Investing activities from discontinued operations	(102)	-	(13,582)	-	(13,684)
	93,582	(103,771)	(68,857)	-	(79,046)
Financing Activities
Issuance of long term debt, net of financing costs	142,454	-	-	-	142,454
Repayment of long term debt	(493,203)	-	1,397	-	(491,806)
Advances (repayments) of revolving Facilities, net of financing costs	-	-	4,640	-	4,640
Swap recouponing payments	(41,653)	-	-	-	(41,653)
Payments of capital leases	-	-	(1,100)	-	(1,100)
Issuance of share capital to minority interests	-	-	5,369	-	5,369
Distributions paid	-	-	(114,187)	114,187	-
Payment of distributions to minority interests	-	-	(82,403)	-	(82,403)
Financing activities from discontinued operations	-	-	(21,034)	-	(21,034)
	(392,402)	-	(207,318)	114,187	(485,533)
Foreign exchange gain on cash denominated in foreign currencies	-	-	79	-	79
Net change in cash	(25,371)	(933)	(45,237)	-	(71,541)
Cash — beginning of year	25,105	1,187	60,525	-	__ 86,817
Cash — end of year	(266)	254	15,288	-	15,276