Form 20-F
period 2008-08-31
CANWEST MEDIA INC
filed 2008-12-10
CIK 1158672

As filed with the Securities and Exchange Commission on December 10, 2008

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended: August 31, 2008 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Transition Period from to OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
____________

333-13878
(Commission file number)

Canwest Media Inc.
(Exact name of Registrant as specified in its charter)

Manitoba, Canada
(Jurisdiction of incorporation or organization)

31st Floor, Canwest Global Place
201 Portage Avenue
Winnipeg, Manitoba, Canada R3B 3L7
(Address of principal executive offices)

Company Contact:  John Maguire, CFO
Telephone:  204-956-2025
Email: jmaguire@canwest.com
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
____________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Outstanding shares of each of the issuer’s classes of capital or common stock as of August 31, 2008:

22,786 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes    ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☑Yes    ☐ No

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

☑Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer☐	Accelerated filer☐	Non-accelerated filer☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP☐	International Financial Reporting Standards as issued by the International Accounting Standards Board☐	Other☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☑Item 17  ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.

☐Yes    ☑ No

ii

iii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Canadian GAAP

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP.  For a discussion of the principal differences between Canadian GAAP and accounting principles generally accepted in the United States, or U.S. GAAP, see note 29 to our audited consolidated financial statements for the three years ended August 31, 2008.  We state our financial statements in Canadian dollars.

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

Amounts presented in accordance with our definition of operating income before amortization may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate this non-GAAP measure in the same manner.

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

Industry Data

Unless otherwise indicated in this annual report:

Individual newspaper circulation figures are from the Audit Bureau of Circulations, an independent research organization that audits the circulation of print media vehicles, including newspapers. Industry-wide newspaper advertising revenue, circulation revenue, circulation and median newspaper price data are from the Canadian Newspaper Association, a not-for-profit industry association representing Canadian newspaper publishers.

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

Other Information

In this annual report:

References to “we,” “us,” “our,” “the Company” or “Canwest Media Inc.” refer, unless we otherwise indicate or the context otherwise requires, to Canwest Media Inc. and its consolidated subsidiaries.

References to “Canwest” are to Canwest Global Communications Corp, our parent company.

References to the “Limited Partnership” are to the Canwest Limited Partnership, the company that holds our publishing operations excluding the National Post.

References to “CW Investments” are to CW Investments Co., the parent company of CW Media Holdings Inc.

References to “CW Media Holdings” are to CW Media Holdings Inc., the parent company of CW Media Inc.

References to “CW Media” are to CW Media Inc., the company that holds our CW Media specialty television operations.

References to “CDN$” or “$” are to Canadian dollars.

References to “A$” are to Australian dollars.

References to “€” are to the euro.

References to “NTL” are to New Turkish Lira.

References to “GBP” are to the U.K. Pound Sterling.

References to “US$” are to U.S. dollars.

References to “Ten Holdings” are to Australia’s Ten Network Holdings Limited.

References to “Network TEN” are to Australia’s TEN Television Network, which is owned and operated by the TEN Holdings.

FORWARD LOOKING STATEMENTS

This annual report contains forward looking statements. Whenever a statement is not simply a statement of historical fact (such as a statement that includes the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “intend” or other similar expressions), our expectations may not be correct, even though we believe on the date of this annual report that they are reasonable. We do not guarantee that the transactions and events described in this annual report will happen as described (or that they will happen at all). You should read this annual report completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward looking statements, even if our situation changes in the future, except as required by law.

Whether actual results will conform with our present expectations and predictions is subject to a number of risks and uncertainties including, without limitation, the following risk factors and the other risk factors discussed in this annual report:

our outstanding indebtedness and our leverage;

our ability to incur substantially more indebtedness;

restrictions imposed by the terms of our indebtedness;

our ability to effectively manage our growth;

the highly competitive nature of the industries in which we operate; and

our ability to successfully implement our business and operating strategies.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated historical financial data of Canwest Media Inc. for the periods indicated.  Our selected financial data presented for, and as of the year end of, each of the years ended August 31, 2005 through 2008 are derived from our audited consolidated financial statements, which were audited by PricewaterhouseCoopers LLP, independent auditors.  The selected financial data for the year ended August 31, 2004 was derived from the audited consolidated financial statements but adjusted for the reclassification of discontinued operations which were not subject to audit.

The selected financial data are not necessarily indicative of our future results of operations. Our financial statements have been prepared in Canadian dollars and in accordance with Canadian GAAP.  The selected financial data in the following tables should be read in conjunction with our audited consolidated financial statements and the notes thereto, and “Item 5.  Operating and Financial Review and Prospects” included elsewhere in this annual report.

For a discussion of the principal differences between Canadian GAAP and US GAAP, see note 29 to our audited consolidated financial statements for the three years ended August 31, 2008.

	For the fiscal year ended August 31,
	2008	2007	2006	2005	2004
		Revised(1)	Revised(1)		(Unaudited)
	(in thousands of Canadian dollars)
Income Statement Data:(2)
Revenue	$3,145,985	$2,864,158	$2,685,813	$2,816,062	$2,678,804
Operating expenses, selling, general and administrative expenses and restructuring expenses	2,588,328	2,372,165	2,226,393	2,162,876	2,020,865
	557,657	491,993	459,420	653,186	657,939
Amortization of intangibles	9,040	6,395	10,947	18,418	18,175
Amortization of property and equipment and other amortization	113,924	93,826	93,629	87,994	85,825
Operating Income	434,693	391,772	354,844	546,774	553,939

Net financing expenses(3)	(305,639)	(196,383)	(187,334)	(248,404)	(340,494)
Accretion of long-term liabilities	(67,560)	(3,603)	-	-	-
Foreign exchange gains (losses)	(10,208)	9,685	(7,941)	(1,008)	8,118
Interest rate and foreign currency swap gains (losses)	(53,991)	15,955	(138,639)	(121,064)	(73,909)
Investment gains, losses and write-downs	(29,920)	8,448	102,490	1,527	124,040
Loss on debt extinguishment	-	-	(117,401)	(43,992)	-
Impairment loss on goodwill	(408,484)	-	-	(41,406)	-
Impairment loss on intangible assets	(601,318)	-	-	(9,629)	-
Loan impairment recovery (charge)(4)	-	-	8,888	(11,390)	(418,746)
	(1,042,427)	225,874	14,907	71,408	(147,052)
Provision for (recovery of) income taxes	(22,632)	93,604	(88,423)	9,880	35,513
Earnings (loss) before the following	(1,019,795)	132,270	103,330	61,528	(182,565)
Minority interests	(42,439)	(105,490)	(95,998)	(89,365)	(79,871)
Interest in earnings of equity accounted affiliates	39,989	2,422	2,612	2,043	2,731
Realized currency translation adjustments	850	(5,351)	(6,883)	622	(7,023)
Net earnings (loss) from continuing operations	(1,021,395)	23,851	3,061	(25,172)	(266,728)
Gain (loss) on sale of discontinued operations	(6,970)	251,998	163,547	-	-
Earnings (loss) from discontinued operations	(7,407)	5,262	23,588	29,962	47,336
Net earnings (loss) from discontinued operations	(14,377)	257,260	187,135	29,962	47,336
Net earnings (loss) for the year	$(1,035,772)	$281,111	$190,196	$4,790	$(219,392)

Balance Sheet Data (at period end):
Total assets	$6,489,138	$7,071,623	$5,628,488	$5,306,319	$5,509,528
Share capital	438,838	438,838	438,838	438,838	438,838
Shareholder’s equity	635,498	1,731,322	1,439,625	1,253,863	1,252,838

U.S. GAAP Data:
Net earnings (loss) from continuing operations	$(1,068,729)	$9,774	$(15,550)	$(42,962)	$(229,953)
Earnings (loss) from discontinued operations	(9,993)	256,347	184,797	29,962	46,977
Net earnings (loss) for the year	(1,078,722)	266,121	169,247	(13,000)	(182,976)
Total assets	6,414,286	7,194,058	5,783,535	5,486,009	5,616,209
Shareholder’s equity	602,639	1,740,332	1,510,258	1,337,573	1,396,729

__________
(1)
Revised to reflect the classification of our United Kingdom radio segments as discontinued operations. See note 18 to our audited consolidated financial statements for the three years ended August 31, 2008.

(2)	Income statement data and results in the periods presented were impacted by the following business acquisitions and divestitures:

▪	In September 2004, we acquired the remaining 50% of Eye Shop.
▪
In October 2005 we sold a 25.8% interest in our Canadian Newspaper and interactive operations excluding the National Post to the CanWest MediaWorks Income Fund. Following this transaction, we continued to consolidate the results of these operations with a charge to minority interest to reflect the minority share of the earnings.  As described below, the CanWest MediaWorks Income Fund’s 25.8% interest was repurchased in July 2007.

▪	In April 2006 we invested in our radio operations in Turkey.
▪
In August 2006 we sold our 45% interest in TV3 Ireland. As a result the consolidated financial statements were revised to classify the net earnings of TV3 Ireland as earnings from discontinued operations, the cash flows of TV3 as investing, financing and operating cash flows from discontinued operations and the assets and liabilities of TV3 as assets and liabilities of discontinued operations.  The consolidated financial statements of prior periods were reclassified accordingly. See note 18 to our audited consolidated financial statements for the three years ended August 31, 2008.

▪
In September 2006 we sold our Canadian radio stations. As a result, the consolidated financial statements were revised to reclassify the net earnings of the sold stations as earnings from discontinued operations, the cash flows as investing financing and operating cash flows from discontinued operations and the assets and liabilities as assets and liabilities of discontinued operations.  The consolidated financial statements of prior periods were reclassified accordingly. See note 18 to our audited consolidated financial statements for the three years ended August 31, 2008.

▪	During 2007, Eye Corp completed the 100% purchases of Ultimate Media Group in Australia and Foxmark Media Group in the United States.
▪	During 2007, we completed the purchase of The New Republic, a bi-weekly subscription magazine in the United States.
▪
In June 2007, we completed the sale of our New Zealand television and radio segments.  As a result the consolidated financial statements were revised to reclassify the net earnings of the sold stations as earnings from discontinued operations, the cash flows as investing financing and operating cash flows from discontinued operations and the assets and liabilities as assets and liabilities of discontinued operations.  The consolidated financial statements of prior periods were reclassified accordingly. See note 18 to our audited consolidated financial statements for the three years ended August 31, 2008.

▪
In July 2007, the Limited Partnership redeemed its Class A partnership units thereby completing the purchase of the 25.8% interest in the Limited Partnership that was owned by the Canwest MediaWorks Income Fund.

▪
In August 2007, we, along with Goldman Sachs Capital Partners (“Goldman Sachs”), completed our acquisition of Alliance Atlantis Communications Inc. (“Alliance Atlantis”). Concurrently, with the completion of the acquisition, the Alliance Atlantis broadcasting, entertainment and movie distribution businesses were reorganized and split into separate groups.  We do not have any continuing interest in the entertainment and movie distribution businesses but will hold two thirds of the voting shares and approximately 35% equity interest in CW Investments, the parent company of CW Media, which indirectly holds the broadcast operations.  The principal business of Alliance Atlantis broadcast operations is the operation of 18 specialty television channels in Canada.  Until January 2008, these operations were held in trust subject to Canadian Radio-television and Telecommunications Commission (“CRTC”) approval of our application for change of control.  We have consolidated this investment; however, for the period from our acquisition on August 15, 2007 to December 20, 2007 when we received conditional approval from the CRTC, the operations in trust are equity accounted.  See note 3 to our audited consolidated financial statements for the three years ended August 31, 2008.

▪
In August 2008, we completed the sale of our U.K. radio operation.  As a result, the consolidated financial statements were revised to classify the net loss of U.K. Radio operations as earnings (loss) from discontinued operations, the cash flows as investing, financing and operating cash flows from discontinued operations and the assets and liabilities as assets and liabilities from discontinued operations.  The consolidated financial statements of prior periods were reclassified accordingly.  See note 18 to our audited consolidated financial statements for the three years ended August 31, 2008.

(3)	Net financing expenses include interest expense, interest income, and amortization of debt issuance costs as applicable.

(4)
Loan impairments related to loans to Fireworks Entertainment and Canwest Entertainment, affiliated companies controlled by Canwest. Provisions for impairment of these loans of $419 million and $11 million were established in 2004 and 2005, respectively.  In 2006, we recorded a $9 million recovery as a result of the collection of amounts due under the loans.

EXCHANGE RATE INFORMATION

We prepare our financial statements in Canadian dollars. In this annual report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. The following tables set forth, for the periods and dates indicated, information concerning the exchange rates between U.S. dollars and Canadian dollars based on the noon rates of exchange in the City of New York for cable transfers of Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, expressed in U.S. dollars per Canadian dollar. No representation is made that the Canadian dollar amounts, on the one hand, or the U.S. dollar amounts, on the other hand, referred to in this annual report could be or could have been converted into U.S. dollars or Canadian dollars, as the case may be, at any particular rate or at all.

Year Ended	Average(1)	High	Low	Period End
August 31, 2004	US$ 0.7518	US$ 0.7738	US$ 0.7293	US$ 0.7595
August 31, 2005	0.8160	0.8408	0.7906	0.8408
August 31, 2006	0.8761	0.9069	0.8477	0.9037
August 31, 2007	0.8950	0.9470	0.8480	0.9470
August 31, 2008	0.9955	1.0531	0.9406	0.9406

Month	Average(2)	High	Low	Period End
June 2008	US$ 0.9836	US$ 0.9989	US$ 0.9726	US$ 0.9818
July 2008	0.9872	0.9985	0.9746	0.9746
August 2008	0.9493	0.9755	0.9366	0.9406
September 2008	0.9450	0.9673	0.9262	0.9437
October 2008	0.8441	0.9428	0.7727	0.8225
November 2008	0.8216	0.8694	0.7782	0.8091
 __________
(1) The average of the noon buying rates on the last business day of each month during the period.
(2) The average of the noon buying rates for all days during the applicable month.

The noon buying rate of the Canadian dollar on December 9, 2008 was US$0.7935=$1.00.

RISK FACTORS

An investment in our securities involves a number of risks. The risks and uncertainties described below are not the only ones we face. Additional risks that we currently don't know about or deem to be immaterial may also impair our business or results of operations.  When reviewing forward looking statements contained herein, investors and others should carefully consider these factors, as well as other uncertainties, potential events and industry and company-specific factors that may adversely affect our future results. We assume no obligation to update or revise forward looking statements to reflect new events or circumstances.

Risks Relating to Our Business

We operate in highly competitive industries.

Our broadcasting and publishing businesses and the advertising markets in which they operate are highly competitive, and we face significant competition from established and new competitors.  Competition for advertising, subscribers, viewers, listeners, readers and distribution is intense and comes from broadcast television stations and networks and specialty television channels, radio, local, regional and national newspapers, magazines, free publications, direct mail, out-of-home advertising, online media and other communications and advertising media that operate in these markets. Our competitors include both privately-owned companies and government-owned market participants. Many of our competitors are substantially larger and have greater financial, marketing and other resources than we do. Further, the online media industry faces additional competitive challenges because barriers to entry are low and geographic location is less relevant.

In Canada, the CRTC has substantially increased the number of specialty television licenses since 2000 and favours the emergence of a more competitive television broadcasting environment, as evidenced by recent regulatory and public policy trends.  The issuance of new licenses further increases the competition in the specialty television broadcasting industry and fragments the television audience.

In addition, there is increasing consolidation in the Canadian broadcasting, publishing and other media industries and competitors increasingly include market participants with interests in multiple industries and media.  We believe that this consolidation has resulted in increased competition as these competitors are more attractive to the small number of agencies who carry most advertisers as they can bundle advertising sales across newspaper, television and internet platforms.  Increased competition could result in lower shares of hours tuned and audience shares and reduced subscriber and advertising revenue. Increased competition could also lead to an increase in expenditures for programming, editorial content and marketing.

Our financial success depends on our ability to attract subscribers and generate advertising revenue.

Revenue generated by the television programming aired on our television channels, the editorial content published in our newspapers and online publications and the radio programming aired on our radio stations depends on the number of viewers who subscribe to and watch or listen to our programming or read our newspapers and online publications and the amount advertisers are willing to pay for advertising on or in these media.  Subscriber numbers, shares of hours tuned, audience shares and readership levels depend on viewer, listener and reader preferences, and advertisers generally base their decisions as to the purchase and price of advertising on the number of viewers who watch or listen to our programming or pay for our publications.  Therefore, the commercial success of our channels and newspaper and online publications substantially depends on our ability to successfully manage our channels and publications and their brands and our ability to anticipate, acquire and broadcast television and radio programming and publish editorial content that matches audience tastes, attracts high audience shares and high shares of hours tuned or high readership levels and, as a result, generates large advertising and subscriber revenue.  There can be no assurance regarding the commercial success of the television or radio programming aired on our television and radio channels or the editorial content published in our publications because viewer preferences are difficult to predict and are influenced by various factors, including the reviews of critics, promotions, the quality and acceptance of other competing content, the availability of alternative forms of entertainment, general economic conditions and public tastes and perceptions generally, as well as other intangible factors.  Changes in everyday lifestyle and an increased pace of life may mean that people choose not to devote as much time to reading newspapers or watching television. In addition, changes in technology and usage over the past decade, especially the increase in usage of the internet, have changed methods of receiving news and other information.  Although we make significant investments in programming and in our newspapers, we cannot assure you that our programming will maintain satisfactory viewership levels, or that our newspapers will maintain satisfactory readership levels. All of these factors could change rapidly, and many are beyond our control. Lack of audience acceptance of our programming and newspapers could have a material adverse effect on our businesses, financial condition or results of operations.

In addition, broadcasting rights for many television programs produced by third parties must often be purchased during a program’s early development stages, which lessens our ability to assess the potential success of a television program prior to its airing.  Failure to match viewer, listener and reader preferences could lead to the loss of subscribers, a decline in the share of hours tuned of our television or radio channels and a decrease in the audience share of programming aired on our channels, or a decline in readership levels of our newspapers or online publications, which in turn could cause advertisers to reduce their expenditures for advertising airtime on our channels or advertising in our publications.  This would have an adverse impact on our business, financial condition and results of operations.

Advertisers base a substantial part of their purchasing decisions on performance indicators, such as hours tuned and audience share ratings and paid circulation numbers provided by industry associations and agencies.  The methodologies used by the associations and agencies that determine and measure these performance indicators are subject to change.  Any such change could lower indications of our share of hours tuned and audience share ratings or paid circulation or adversely affect other performance indicators for our channels and publications, which could have a negative impact on our advertising revenue.

Our advertising revenue is dependent on prevailing economic conditions and the prospects of our advertising customers.

We generate most of our revenue from the sale of advertising, and demand for advertising is affected by prevailing economic conditions.  Adverse economic conditions generally, and downturns in the Canadian economy specifically, have a negative impact on the Canadian advertising industry and on our operations.  Global and local downturns in the general economic environment may cause our customers to reduce their advertising spending which could result in a decrease in demand for our advertising and lower advertising rates.  This would adversely affect our business, financial condition and results of operations.

Our advertising revenue is also dependent on the prospects of our advertising customers.  Certain of our advertising customers operate in industries that are cyclical or are particularly sensitive to general economic conditions, such as the automobile, technology, retail, food and beverage, telecommunications, travel, packaged goods and entertainment industries.  Advertising customers could alter their spending priorities and reduce their advertising budgets in the event of a downturn in their business or prospects, which would have an adverse affect on the revenue we generate from advertising.

Because a high percentage of our operating expenses are fixed, a decrease in advertising revenue could have a negative impact on our results of operations.

Our business is characterized by generally high fixed costs, primarily for programming, while we rely on advertising for most of our revenue.  Advertising revenue may fluctuate due to a variety of factors, including the success of our television channels and publications and general economic conditions, whereas our expenses, other than commissions paid to our sales staff and outside sales agencies, do not vary significantly with the increase or decrease in advertising revenue.  As a result, a relatively small change in advertising revenue could have a disproportionate effect on our results of operations.

Television programming content may become more expensive to acquire.

The most significant costs in television broadcasting are programming costs.  Increased competition in the television broadcasting industry, developments affecting producers and distributors of programming content, changes in viewer preferences and other developments could impact both the availability and the cost of programming.  Future increases or volatility in programming costs could adversely affect our results of operations.  Developments in cable, satellite or other forms of distribution could also affect both the availability and the cost of programming and increase competition for advertising expenditures. In addition, the production and distribution costs of television and other forms of entertainment, as well as television programming costs, may increase. Moreover, programming content may be purchased for broadcasting one to two years in advance, making it difficult to predict how such content will perform.  In some instances, programming content must be replaced before its cost has been fully amortized, resulting in revised amortization periods or impairments that would increase operating costs in that period.

Planning processes of television advertising customers may lead to losses in advertising market share, regardless of performance.

Advertising customers in the television broadcasting industry generally plan their acquisition of advertising airtime around performance indicators, such as shares of hours tuned and audience share ratings, from the previous three- or six-month period.  As a result, the current performance of a television broadcaster may not necessarily be indicative of such broadcaster’s current or future advertising revenue.  For example, if a broadcaster managed to command a relatively high share of the audience in one three- or six-month period, that same broadcaster’s share of total advertising expenditures in the following three- or six-month period may increase, even if the broadcaster’s share of hours tuned actually drops.  Conversely, if a broadcaster fares poorly in one three- or six-month period in terms of its share of hours tuned, that same broadcaster can generally expect its share of total advertising expenditures in the following three- or six-month period to decrease.  As a result, even if a broadcaster’s share of hours tuned improves, this does not necessarily mean that such broadcaster will enjoy a larger share of advertising expenditures, since television advertising customers base their current advertising expenditures on the numbers for the previous three- or six-month period.

Our television business is dependent on Broadcast Distribution Undertakings (“BDUs”).

We are, and we will continue to be, dependent on BDUs, as described in “Item 4. Information on the Company – Lines of Business - Canadian Television – Description of the Industry – Specialty Television,” for the distribution of our analog and digital television channels.  Due to consolidation among BDUs in recent years, resulting in an aggregate market share of approximately 90% for the six largest BDUs, and with the population of Canada clustered into a small number of urban areas, a significant percentage of the subscriber base for our analog and digital channels is reached through a small number of BDUs.  If our current distribution affiliation agreements with BDUs are not renewed on terms or conditions similar to those currently in place, or if a BDU defaulted on its obligations under such agreements, our results of operations could be materially adversely affected.

Subscriber revenue is dependent on the number of subscribers to a particular channel and the wholesale rate agreed to by the broadcaster and the BDUs for carriage of the individual channel on its networks.  The extent to which the subscribers for our channels will grow is somewhat dependent on the marketing efforts and the packaging of the offerings.

In addition to analog licenses, the CRTC created two categories of digital licenses:  Category 1 and Category 2.  Category 1 digital channels currently benefit from genre protection and a “must-carry” status, while Category 2 digital channels do not benefit from genre protections or a “must-carry” status. This is further described in “Item 4. Information on the Company – Lines of Business - Canadian Television – Description of the Industry – Specialty Television.” Packaging of our Category 1 digital channels, as well as carriage and packaging of our Category 2 digital channels on the network of a BDU and wholesale rates for all our digital channels, are subject to negotiation with the BDUs.  If we are unable to offer attractive programming on our channels or if the channels of our competitors are more popular than our channels for any other reason, we may not be able to negotiate favorable carriage and packaging arrangements and we may have to accept lower wholesale rates.  In certain cases, BDUs may decide not to include our Category 2 digital channels in their offerings.  Our failure to maintain favorable carriage arrangements with BDUs for our digital channels would materially and adversely affect our business, financial condition and results of operations.

On October 30 2008, the CRTC announced a new framework for BDUs and specialty and pay television services.  The existing BDU regulations will be amended to differentiate between specialty services with BDU access rights and those without access rights:

With noted exceptions, Category A classification will include current analog and Category 1 services, and access rights will continue for those services.  Services operating in the mainstream news and mainstream sports genres (as identified by the CRTC) will lose genre protections and access rights.  Canwest does not currently operate any services in those particular genres.  As of August 31, 2011 licensed BDUs will only be required to distribute Category A services on a digital basis.

Category B services will include all current Category 2 services and any other services the CRTC may license without access rights to licensed BDU systems.

Our digital channels may not be successful.

The success of our existing and future digital channels depends, to a significant extent, on their acceptance by the viewing public.  Currently, our digital channels have a significantly lower subscriber base and share of hours tuned than our analog channels.  In addition, several of our digital channels currently generate operating losses.  We cannot assure you that these channels will be profitable in the future.  In the event that shares of hours tuned and paid subscriber numbers of our digital channels do not grow as currently anticipated, it may be necessary for us to make additional investments in programming, undertake additional and extensive marketing efforts and reduce subscriber rates for our digital channels.  Under certain circumstances, we may even choose to shut down individual digital channels.

Digital migration could result in the loss of subscribers to our analog channels, making analog channels less attractive to advertisers.

Due to the nature of analog cable technology and applicable regulations, analog channels carried by cable companies have historically been offered in tiers of channels rather than on an individual basis.  Therefore, analog cable subscribers were required to subscribe to an entire tier of channels in order to receive particular channels of their choice.  Subscribers to analog cable have not had the same packaging flexibility and choice that digital technology can offer.  The television broadcasting industry is currently shifting from analog to digital transmission (“digital migration”), which provides a high definition (“HD”) signal through a set-top box and offers greater packaging flexibility and choice, including the ability to subscribe to specific channels.

On February 28, 2006, the CRTC released its digital migration framework, which was amended in October 2008 (see “Item 4. Information on the Company – Regulation – Canadian Television Regulation”).  While the CRTC has taken a balanced approach to the transition in its digital migration framework, there are risks for operators of analog specialty television channels.  Current subscribers to one or more of our analog channels who currently receive the channels as part of a cable tier of channels may not choose to continue to subscribe to our analog channels once they are available in digital format and as new packaging options become available.  This process of conversion from analog to digital could result in a loss of subscribers, resulting in lower shares of hours tuned and audience shares, which would in turn make our analog channels less attractive to our advertising customers.

The end of wholesale basic rate regulation might have a negative impact on our business.

When the CRTC released its digital migration framework, it indicated that it will no longer establish wholesale basic rates for specialty television services and will instead leave these rates to negotiation between the BDUs and the specialty television broadcasters.  Historically, the CRTC had set maximum rates that were applicable when services were carried as part of a BDU’s basic service offering.  While those rates were originally intended to be maximum rates, in practice they became the benchmarks for the wholesale rates for our specialty television services.  Even though few BDUs carry any of our specialty television services as part of their basic service offering, the wholesale basic rates historically were used in negotiations to set the rates at which our specialty television services are carried on a discretionary basis.  While those historical rates are expected to continue to serve as reference points, it is possible that BDUs will seek to negotiate lower subscriber rates in the future.

Our business is subject to rapid changes in technology, and new technologies may impair the value of television or newspapers as advertising mediums.

The television broadcasting and publications industries have been and may in the future be affected by significant changes in technology.  New technologies or alternative methods of content delivery or storage, such as video-on-demand, MP3 players, iPods and other personal video and audio systems, wireless devices and the internet, could lead to changes in consumer behavior and have a negative impact on the viewership of programming aired on our television channels or the readership of our publications.  Any decrease in the viewership of our channels or the readership of our publications may cause our customers to reduce the amounts they spend on advertising on our channels or in our publications.  In addition, personal video records and similar embedded digital technologies enable consumers to program movies, shows and other content to be watched at a later time and to bypass the commercials.  If the use of devices that allow viewers to bypass commercials were to become widespread, the demand for advertising on our channels could be reduced.  This would adversely affect our advertising revenue.

New technologies may require us to make additional investments in our business.

The introduction of new technologies or changes in broadcasting systems could result in the need to invest in the improvement or replacement of our current systems.  There can be no assurance that the technologies we currently employ will not become obsolete.  If new developments in the television industry occur earlier than we expect, we may be required to commit substantial financial and other resources to the implementation of new technologies and we may not be able to pass on such costs to subscribers or advertisers.  Further, in each of our broadcasting markets, industry regulators have authorized direct-to-home satellite, microwave and cable services, and may authorize other alternative methods of transmitting television, radio and other content with improved speed and quality. We may not be able to successfully compete with existing or newly developed alternative technologies or may be required to acquire, develop or integrate new technologies. The cost of the acquisition, development or implementation of new technologies could be significant, and our ability to fund such implementation may be limited and could have a material adverse effect on our ability to successfully compete in the future.

There has been an increase in the popularity of high definition television (“HDTV”) technology, which provides a higher resolution, HD format picture.  A continued increase in the consumer acceptance of HDTV technology and potential regulatory requirements may require our television channels to offer more programming in HD format.  This could cause our costs for programming content to increase.

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

Our revenue is subject to seasonal variations.

Our business has experienced and is expected to continue to experience significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people’s viewing, reading and listening habits. Typically, revenue is lowest during the fourth quarter of the fiscal year, which ends in August, and highest during the first quarter of the fiscal year.

The Company is controlled by the holders of Canwest's multiple voting shares.

Canwest Media Inc. is a wholly owned subsidiary of Canwest. Mr. David A. Asper, Ms. Gail S. Asper and Mr. Leonard J. Asper (collectively, the “Family Members”), each of whom is an officer of the Company, each beneficially owns 25,595,325 multiple voting shares of Canwest, representing in aggregate all of the multiple voting shares of Canwest. In addition, the Family Members hold a total of 6,995,546 subordinate voting shares of Canwest. The multiple voting shares carry ten notes per multiple voting share and the subordinate voting shares carry one vote per subordinate voting share. In aggregate the Family Members control approximately 89% of the voting entitlements of Canwest.

The Family Members and certain of their respective wholly owned holding corporations have entered into a Shareholders’ Agreement under which the parties have granted to each other certain rights and obligations with respect to the holding and disposition of securities of Canwest.  In addition, each of the parties to the Shareholders’ Agreement that holds securities of Canwest has agreed to vote such securities held by it in favour of individuals nominated by the Family Members (or their representatives) as directors of Canwest and who together constitute at least a majority of the directors of Canwest but as close to a simple majority as possible. The Shareholders’ Agreement provides that each Family Member (or representative) is entitled to nominate an equal number of directors of Canwest. Such parties holding securities of Canwest have also agreed to vote such securities on all other matters submitted to a vote of shareholders of Canwest as determined by the Family Members (or their representatives).  The Company is a wholly-owned subsidiary of Canwest.

Accordingly, the Family Members (or their representatives) exercise a controlling influence over the business and affairs of Canwest, and thereby exercise a controlling influence over the business and affairs of the Company. The Family Members (or their representatives) have the power to determine all matters submitted to a vote of shareholders of Canwest where the multiple voting shares and subordinate voting shares vote together as a single class, including the election of directors and the approval of significant corporate transactions, such as certain amendments to the articles of incorporation of Canwest, the sale of all or substantially all of Canwest’s assets and certain business combinations involving Canwest.  The interests of the Family Members may differ from the interests of the holders of subordinate voting shares of Canwest.  Furthermore, the controlling influence of the Family Members could have the effect of deterring or preventing a change in control of Canwest that might otherwise be beneficial to Canwest’s other shareholders.

Our editorial content might be controversial and might result in litigation.

In the ordinary course of our business, we have had, and may continue to have, litigation claims filed against us, most of which relate to the publication of our editorial content. While we maintain insurance against litigation from claims arising out of errors and omissions, some claims might not be insured. Moreover, a judgment might be rendered against us in an amount that exceeds the amount of our insurance coverage. If either or both of these events were to occur, our cash flow and results of operations may be adversely affected.

Acts of terrorism and other political and economic developments could adversely affect revenue.

Our revenue and profitability depend on the sale of advertising. Our revenue was negatively affected by the impact of the September 11th tragedy on advertising expenditures in 2001 and, more recently, were modestly affected by war in Iraq in early 2003. If there are further acts of terrorism or other hostilities, or if other future financial, political, economic and other uncertainties arise, this could lead to a reduction in advertising expenditures, which could materially adversely affect our business, financial condition or results of operations.

We may be adversely affected by strikes and other labour protests.

Approximately 45% of our Canadian employees are represented by unions and covered by collective bargaining agreements.  Any strikes, lock-outs and other form of labour protests could disrupt operations and could have a material adverse effect on our business, financial conditions or results of operations.

Approximately 50% of our Canadian television employees are unionized and are employed under a total of 16 collective agreements. Thirteen of our broadcasting bargaining units at 11 stations are represented by the Communications, Energy and Paper-workers Union of Canada (CEP). In April 2001, this union applied to the Canadian Industrial Relations Board (CIRB) to declare Canwest a “single employer” and to amalgamate those bargaining units into a single unit.  The CIRB determined that Canwest was a “single employer” for labour relations purposes and in November 2007 amalgamated the CEP bargaining units into three units—a British Columbia unit of CEP members at CHAN Vancouver, CHEK Victoria and CHBC Kelowna, an Alberta unit of CEP members at CICT Calgary, CITV Edmonton and CISA Lethbridge and an Eastern Canada unit of CEP members at CFSK Saskatoon, CKND Winnipeg, CIII Toronto/Ottawa, CHCH Hamilton and CIHF Halifax/St. John.  Currently, all 13 of the existing CEP agreements are in expired status.  On May 22nd CEP filed a reconsideration application respecting the decision of the CIRB.  In November 2008 the CIRB denied the reconsideration application.  It is expected that collective bargaining with respect to all three units will now begin.

As a result of the CIRB decision, the parties will enter into negotiations to merge the existing collective agreements into separate agreements for each bargaining unit.  If strikes, lock outs or other forms of labour disruption occur, it is possible that they may involve larger numbers of employees in some or all of our CEP represented stations increasing the disruption to our business.

In addition, approximately 100 of our employees are members of the Canadian Media Guild. In 2007, we completed the negotiation of our first collective bargaining agreement with the Canadian Media Guild for a term of 52 months expiring on April 30, 2011.  These negotiations were completed without any labour disruptions.  However, future collective bargaining with the Canadian Media Guild or other unions may expose us to strikes, work stoppages or other industrial actions.

Approximately 45% of our Canadian publishing employees are employed under a total of 43 collective bargaining agreements.  Eight of these collective agreements expire in fiscal 2009. In general, our collective agreements cover operations at individual publications or business locations, rather than multiple locations. We may not be able to renew these collective agreements on satisfactory terms or at all, and we may experience strikes, lockouts and other forms of labour protests in the future.

The programming we acquire for our Canadian television business is created by writers, directors and actors who are typically members of guilds or unions, including the Writers Guild of America (WGA), the Writers Guild of Canada (WGC), the Directors Guild of America (DGA), the Screen Actors Guild (SAG) and the Alliance of Canadian Cinema, Television and Radio Artists (ACTRA).  Strikes, work stoppages or labour disputes organized by any of these guilds may disrupt the creation of new programming, forcing us to rely on older programming which may not attract large audiences and create less demand from advertisers for our inventory.  This may adversely affect our advertising revenue.

Approximately 40% of Ten Holdings’ workforce is unionized and employed under a three year agreement approved by employees in 2008.

Any strike, lock-out, or other form of labour protest could have a material adverse effect on our business, financial condition or results from operations.

Declines in the value of our pension plan assets could result in increases in our operating expenses and increased funding requirements.

We have a number of defined benefit pension plans. As at August 31, 2008, our total plan assets were $411 million and our obligations were $511 million, resulting in an aggregate plan deficit of $100 million. For accounting purposes the effect of certain items which impact the valuation of the liability are deferred and amortized over the average remaining service life of our employees. As at August 31, 2008, the total of these amounts which reduces our liability for accounting purposes was $85 million, which is being amortized over 11 years for pension plans. The fair value of pension assets was based on a measurement date of June 30, 2008. Subsequent to the measurement date, as a result of market conditions, fair values of pension assets have declined significantly. If the asset value does not recover in the near term our future pension expense and funding requirements may increase, and such increases could have a material adverse effect on our business, financial condition or results from operations.

We may be adversely affected by variations in the cost of newsprint.

Newsprint expense represents one of our largest raw material expenses and, after wages and employee benefits expenses and programming acquisition costs, is our most significant operating cost. Newsprint costs vary widely from time to time and price changes in newsprint can significantly affect the overall earnings of our publishing operations. In fiscal 2008 our newsprint expense was $103 million. We expect that this expense will increase significantly in fiscal 2009 as a result of increased newsprint pricing. There can be no assurance that our publishing operations will not be exposed in the future to volatile or increased newsprint costs, which could have a material adverse effect on our business, financial condition or results of operations.

Our competitive advantage of having “Canadian newspaper” status could be lost.

We have a competitive advantage as a result of income tax legislation affecting the deductibility of newspaper advertising by our customers. This is further described under “Item 4. Information on the Company - Regulation – Canadian Publishing Regulation.” There can be no assurance that issues of the newspapers published or produced by us will continue to be “Canadian issues” of “Canadian newspapers” under the Income Tax Act (Canada), or that Canadian federal income tax laws respecting the treatment of deductibility of advertising expenses incurred in relation to” Canadian issues” of “Canadian newspapers” will not be changed in a manner which adversely affects us.

Loss of our key management and other personnel, or an inability to attract, retain and motivate such management and other personnel, could impact our business.

We depend on our management team and other key personnel to run our business.  The loss of any of these individuals could adversely affect our operations.  Due to the specialized nature of our business, we believe that our future success will also depend, in a large part, upon our ability to continue to attract, retain and motivate highly-skilled management, programming, technical and marketing personnel.  Competition for highly-skilled individuals is intense, and there can be no assurance that we will be successful in attracting, retaining and motivating such individuals in the future.

Failure to maintain our many well-known consumer brands could impact our business.

The brand names that we own are well known to consumers and are important in maintaining existing business as well as sourcing new business. Damage to the reputation of any of these brands could have an adverse impact upon our business and financial performance.

We may be adversely affected by foreign exchange fluctuations.

Fluctuations in the values of the currencies of Australia and Turkey relative to the Canadian dollar have affected the comparison of Canadian dollar translated amounts over periods of time. The most significant impact relates to the Australian dollar as a result of our interest in Ten Holdings. For example, based on fiscal 2008 net earnings from Ten Holdings, a 1% increase or decrease in the average rate of exchange used to translate results from would increase or decrease our consolidated net earnings by $0.4 million.  In fiscal 2008 compared to fiscal 2007, the average rate of exchange used to translate results increased by 2%. Additionally, as of August 31, 2008, since our acquisition of Ten Holdings in 1992, we have realized a total of $7.9 million in currency translation losses arising from distributions made to us.

The functional currency for our Turkey radio operations is the New Turkish Lira (“NTL”). The NTL has, in the past, been subject to considerable volatility. As at August 31, 2008, the NTL had declined by 9% relative to the Canadian dollar since our acquisition of these operations in April 2006.  Fluctuations relative to the Canadian dollar will affect the comparison of Canadian dollar translated amounts over periods of time.  In addition, we realize foreign exchange gains and losses related to our inter-company loans to our Turkish operations which are denominated in NTL. For fiscal 2008, we recorded a $7 million foreign exchange gain on the translation of these loans.

Virtually all of our revenue is generated in the local currencies of countries in which we operate, while certain programming and other expenses are incurred in U.S. dollars. In addition, a significant portion of our borrowing is denominated in U.S. dollars and interest, principal and premium, if any, on such borrowing must be paid in U.S. dollars. As a result, we are exposed to foreign currency exchange risk. We have entered into cross currency interest rate swaps, which convert the U.S. dollar principal and interest payable under the senior credit facility and the senior subordinated notes into Canadian dollar obligations, to hedge foreign exchange rate risk and cash flow risk. In the fiscal year ended August 31, 2008 we were required to make payments to re-coupon the swaps in order to maintain the fair value of our interest rate and cross currency swaps within the limits prescribed under our senior credit facility.  We have made such payments in the past and may be required to make similar payments in future. There can be no assurance that exchange rate fluctuations in the future will not have a material adverse effect on our ability to make payments in respect of our debt, as we may be required to provide additional cash or other collateral to secure our obligations in respect of our hedging transactions.  In addition, certain of our subsidiaries have borrowing denominated in U.S. dollars and have entered into similar cross currency interest rate swaps.

Changes in government regulation could adversely affect our business, financial condition or results of operations.

Changes to the regulations and policies governing broadcast television, specialty television channels and program distribution through cable and direct-to-home satellite services, the introduction of new regulations or policies or terms of licenses or treatment of the tax deductibility of advertising expenditures could have a material adverse effect on our business, financial condition or results of operations.

Broadcasting operations are generally subject to extensive government regulation. Regulations govern the issuance, amendment, renewal, transfer and ownership of broadcast licenses in virtually all jurisdictions and, in some jurisdictions, govern the timing and content of programming, the timing, content and amount of commercial advertising, and the amount of foreign versus domestically produced programming. In many jurisdictions, including Turkey and Canada, there are significant restrictions on the ability of foreign entities to own or control broadcasting businesses.

Our Canadian television operations are regulated pursuant to the Broadcasting Act (Canada). The CRTC administers the Broadcasting Act (Canada), and, among other things, grants, amends and renews broadcasting licenses, and approves certain changes in corporate ownership and control.   The CRTC also may determine and implement broadcasting regulations and policies pursuant to the Broadcasting Act (Canada). The broadcasting industry in Canada is also subject to simultaneous program substitution requirements on conventional television stations, priority carriage rules on cable and other distribution systems, specialty service access and distribution/linkage rules, Canadian programming expenditures as applied to discretionary television services, content rules, issues related to the transition to digital/high-definition, and foreign ownership restrictions, all of which must be adhered to.  Failure to comply with CRTC regulations and/or conditions of license could result in shorter license terms, the addition of more onerous requirements, or, in extreme cases, revocation of licenses.

During the past year, the CRTC has undertaken a number of regulatory review projects which are described in greater detail under “Item 4. Information on Businesses of the Company – Regulation – Canadian Television Regulation”.  These review projects may result in significant changes to the Canadian television regulatory framework which could have an adverse impact on our profitability.  Areas under review include the ability of BDUs to directly access advertising revenue (especially via use of “local availabilities”), the video-on-demand (“VOD”) framework, issues related to the accessibility of broadcast services, and the role of professional broadcasters on new media platforms.

Our operations outside of Canada are also subject to government regulation. In Australia, our investments are subject to statutes and regulations regarding licensing, programming standards, ownership and control of commercial broadcasting services and the allocation of the broadcasting frequency spectrum.  Following the relaxation of the ownership restrictions in fiscal 2007, there has been further consolidation in the Australian media sector.  If we are unable to successfully adapt to changes in the Australian competitive and regulatory environment, our business may be adversely affected.

The Broadcast Legislation Amendment (Digital Television) Act 2006 amended Australia’s digital television framework. The legislation allows commercial free-to-air broadcasters to multi-channel a service in HD, from January 1, 2007, and allows standard definition (“SD”), multi-channeling from January 1, 2009. The term multi-channeling in Australia refers to the digital transmission of a television channel with distinct programming versus the simulcasting of an existing analog channel in a digital format. Previously, digital transmissions were limited to simulcasts of existing analog channels. In December 2007, Network TEN became the first Australian commercial free-to-air broadcaster to broadcast of an HD “break-away” channel.  Channels Nine and Seven have both since announced that they intend to launch.

The Australian Government's auction of two new national digital channel licenses (Channels A and B) has been delayed until 2008. Channel A can only be used for free, in-home community, narrowcasting or datacasting services. Channel B can be used to provide the same services as Channel A, or used for free or subscription mobile television services. They cannot be used to offer a commercial broadcasting service. These services may negatively impact Network TEN’s audience share and advertising revenue in the medium to long-term.

Australia is currently in the process of switching from an analog/digital terrestrial simulcast to full digital transmission. The exact timetable for analog switch-off has not been confirmed by the Government but is likely to commence around 2010. The switch-off of analog broadcasting will free up spectrum which the government of the day may make available to other commercial operators for services including potentially another commercial free-to-air broadcaster. Such services could negatively impact on Network TEN's audience share and advertising revenue.

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

The CRTC and other applicable broadcasting regulatory authorities may not renew our existing broadcasting licenses or grant us new licenses on acceptable terms, or at all.

Our CRTC broadcasting licenses must be renewed from time to time, typically every seven years, and cannot be transferred without regulatory approval. The CRTC considered our applications for the renewal of the licenses for all of our Canadian television stations, except CJNT (Montreal) in 2001. New licenses were granted with effect from September 1, 2001 for the maximum seven-year term. The CRTC has extended the term of these licenses for an additional year to August 31, 2009.  Our license for TVtropolis (formerly Prime TV) was renewed in 2004.   The licenses for our specialty channels expire between  August 31, 2009 and August 31, 2013.  The CRTC has indicated that it intends to extend the expiration date of the licenses that expire on August 31, 2009 to August 31, 2010; however, the formal extensions have not yet been received.

As currently scheduled, we will file our group renewal application for our conventional over-the-air television stations (including CJNT-TV Montreal) in early 2009, with an anticipated CRTC public hearing to follow in the first-half of 2009.  This public proceeding will determine the various conditions of license, commitments, and expectations attached to each station’s license over the next license period.

While CRTC regulations and policies do not require CRTC approval before a broadcaster purchases an unregulated media entity, such as a newspaper, the CRTC considered the issue of our cross-media ownership at license renewal proceedings. The CRTC has expressed its support for the promotion of diversity in broadcasting expression at a local and national level, primarily with respect to news voices, and has the power to preserve diversity of voices and prevent or address the emergence of undue competitive advantage on behalf of one licensee where it is found to exist. As a condition of the license renewals for our conventional television stations in 2001, the CRTC directed us to abide by its proposed code of conduct respecting the maintenance of separate management and presentation over the television and print news operations.

The licenses held by Network TEN’s stations in Sydney, Melbourne, Brisbane and Perth were all renewed in 2007 by the Australian Communications and Media Authority. The license for Network TEN’s Adelaide station was renewed in 2004 and will be subject to renewal in 2009. licenses in other jurisdictions are also subject to renewal from time to time. Our inability to renew any of our licenses on acceptable terms, or at all, could have a material adverse effect on our business, financial condition or results of operations.

In 1994, the Turkish regulator issued legislation pertaining to new procedures for the allocation of broadcasting frequencies and issuance of broadcasting licenses. The legislation has not become effective and no date has been established for it to come into force. Consequently, the broadcasting frequencies allocated and licenses issued to the Company are of an indefinite term. The inability to obtain permanent frequency allocations and licenses from the Turkish regulator on acceptable terms could have a material adverse effect on our business, financial condition or results of operations.

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

Moreover, at time of license renewal, the CRTC may set new restrictions on the amount of Canadian production that may be sourced in-house or with related production companies.  Increased and mandatory use of domestic programming sourced from independent production companies may result in our inability to control certain content across multiple distribution platforms and/or increase costs accordingly.

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

At the time of the commencement of the action, we owned 70.67% of CBL and the plaintiffs owned the minority interest. CBL owned the Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and CFSK). On May 1, 2001, CBL amalgamated with one of our indirect wholly owned subsidiaries to continue as CBL Amalco. Under the terms of the amalgamation agreement, we received all of the shares of CBL Amalco and the minority shareholders of CBL received special preference shares of the Company. We redeemed the special preference shares for $57.7 million on December 18, 2002. This action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim.

By a statement of claim dated April 5, 2004, issued in the Manitoba Court of Queen’s Bench, the plaintiffs commenced a suit against the defendants noted above as well as Leonard Asper (collectively the “defendants”), claiming in substance the same matters as in the Ontario Action and that the amalgamation was oppressive to the interests of the plaintiff. The plaintiffs are seeking, among other things, damages of $425 million (including aggravated and punitive damages).

The defendants filed a statement of defense and counterclaim on June 20, 2005. In its defense and counterclaim, the defendants deny the plaintiffs’ claim for damages and further assert that by not dissenting to the amalgamation, the plaintiffs waived or are stopped from asserting claims in the action, including for appraisal, fair value or oppression. The defendants also plead that the plaintiffs’ claim is barred with respect to any matter, facts, or conduct prior to six years preceding the filing of the statement of claim in Manitoba. In our counterclaim, we (plaintiff by counterclaim) claim against the plaintiffs (defendants by counterclaim) repayment to us of the difference between the fair value of the shares held by the defendants in CBL and $57.7 million.

The defendants filed a reply and defense to our counterclaim on September 6, 2005.

By way of summary application initiated by the defendants and heard before the Manitoba Court of Queen’s Bench in November 2007, the defendants sought a motion that the Court impose a six-year limitation date on the plaintiff’s claim and deny the plaintiffs a right to pursue a fair value (appraisal) remedy in respect of their former holdings in CBL or not attributed to their oppression action. On November 7, 2008, the court issued a judgment dismissing the plaintiffs’ action against Leonard Asper and their claim for breach of fiduciary duty against the defendants.  The other claims were permitted to proceed to trial.

There can be no assurances as to the outcome of the lawsuit, the timing or amounts of any payments we may make in connection with the lawsuit (including litigation expenses), whether any additional allegations or claims will be made, how long the suit will last or as to any of the other risks inherent in any litigation. There can be no assurance that we and the other defendants will be successful in defending this lawsuit and a significant adverse result could have a material adverse effect on our business, financial condition or results of operations.

We do not control and are not permitted to control some of our broadcasting assets.

We do not own a majority voting interest in the companies that own the Turkish broadcast licenses and we are not permitted under Turkish law to have an equity interest in more than one broadcast license and our ownership is restricted to 25% equity ownership of the license. In addition, we have interests in certain Canadian specialty television channels which we do not operate or control. The controlling parties may take actions which are not in our best interests which could have a material adverse effect of our business, financial condition or results of operations.

The integration and combination of our Canadian television business with the business of CW Media may not be as financially or operationally successful as originally contemplated, and we may experience difficulties, higher costs and unanticipated financial liabilities or losses in connection with the integration and combination.

Under the terms of our shareholders’ agreement entered into with Goldman Sachs on the acquisition of Alliance Atlantis in August 2007, we agreed to operate our Canadian television business on an integrated basis with the business of CW Media, and we have agreed to contribute our Canadian television business to CW Investments in 2011, following which CW Investments is expected to contribute this business to CW Media.  In connection with the integration and combination of these businesses, we made certain business assumptions and determinations based on information available to us at the time of the completion of the acquisition of the business of CW Media from Alliance Atlantis.  However, these assumptions and determinations involve risks and uncertainties that may cause these assumptions and determinations to be inaccurate.  In particular, we have started to implement various cost savings initiatives, including the elimination of redundancies and reductions in the combined programming costs of our Canadian television business and the business of CW Media.  Although we have begun realizing certain cost savings in 2008, we cannot assure you that we will be able to achieve the estimated cost savings as planned or at all.  In addition, we may not realize all or any of the other benefits that we expect from the integration of these businesses and the proposed combination.

The integration and combination of our Canadian television business with the business of CW Media poses significant management, administrative and financial challenges.  These include:

•	the diversion of management’s attention from the existing businesses to integrate our and CW Media’s Canadian television broadcasting operations;

•	the integration and combination of the businesses in a cost-effective manner, including network infrastructure, management information and financial control systems;

•	unforeseen legal, regulatory, contractual, labour or other issues arising from the integration and combination;

•	additional capital expenditure requirements;

•	the retention of subscribers and advertising customers;

•	the integration of different company and management cultures; and

•	the retention, hiring and training of key personnel.

If we cannot successfully integrate and combine our Canadian television business with the business of CW Media on a timely and efficient basis, we may incur higher than expected costs and not realize all the anticipated benefits of the integration and the planned combination.

The combination of our business with the Canadian television business of CW Media in 2011 is subject to regulatory conditions and may not be completed or may not be completed as currently planned.

The combination of our Canadian television business with the business of CW Media is subject to further regulatory approval, including approval by the CRTC.  We will apply for any required approvals in 2011 prior to the completion of the combination, but the receipt of approvals on terms acceptable to us and CW Media cannot be assured.  In addition, there can be no assurance that we and Goldman Sachs will combine our Canadian television business and CW Media’s business as currently planned under our shareholders’ agreement with Goldman Sachs or at all or that the plan to run these businesses jointly prior to the combination will be implemented as currently planned.  In the event that either the integration of these businesses or combination does not occur as currently planned, we may not realize all or some of the benefits of the combination.

If the combination does not occur as currently planned, there can be no assure that we will continue to manage our Canadian television business and the business of CW Media on an integrated basis.  In such event, we would lose the benefits from the integration of our Canadian television business with the business of CW Media and we could be required to make certain adjustments to our business.

An inability to finance the Goldman Sachs put rights could result in a forced sale or initial public offering of our Canadian television operations, including CW Investments.

Our shareholders’ agreement with Goldman Sachs related to their investment in CW Investments provide liquidity mechanisms designed to allow Goldman Sachs to exit its investment, including put options. Under certain circumstances commencing in 2013, primarily if CW Investments is unable to finance its obligations under the put options, Goldman Sachs could require us to sell or to effect an initial public offering of the combined Canadian television operations and CW Investments.  This could have an adverse effect on the value of our investment in these assets.

We may be adversely affected by changes to our insurance coverage.

We hold property and casualty insurance and director and officer liability insurance coverage to address all material insurable risks, and are subject to certain deductibles, limits and exclusions. However, there can be no assurance that (i) such insurance coverage will continue to be offered on economically feasible terms, (ii) all events which could give rise to a loss or liability will be insurable, or (iii) the amounts of insurance coverage will at all times be sufficient to cover each and every material loss or claim which may occur involving our assets or operations.

We are subject to extensive environmental regulations.

We are subject to a variety of Canadian and foreign environmental laws and regulations concerning air, water and sewer discharges, the handling, storage and disposal of wastes, recycling, remediation of contaminated sites, and otherwise relating to protection of the environment. Environmental laws and regulations and their interpretation have changed rapidly in recent years and may continue to do so in the future. Failure to comply with present or future laws or regulations could result in substantial liability. Our properties, as well as areas surrounding those properties, particularly those in areas of long-term industrial use, may have had historic uses (or may have current uses, in the case of surrounding properties) which may affect our properties and require further study or remedial measures. There can be no assurance that all environmental liabilities have been identified, that any prior owner of the properties did not create a material environmental condition not known to us, or that a material environmental condition does not otherwise exist at any of our properties.

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

As part of our business strategy, we may consider targeted acquisitions of companies that are complementary to our business.  Our future performance may be impacted by our ability to identify appropriate businesses to acquire, negotiate favorable terms for such acquisitions and then effectively and efficiently integrate such acquisitions into our existing businesses.  If we finance acquisitions by issuing additional debt, it may worsen the risks we already face as a result of our significant outstanding debt. Acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the operations of the target company and realizing the anticipated synergies of the combined businesses;

•	diversion of our financial and management resources from existing operations;

•	potential loss of key employees, customers and strategic alliances from either our current business or the target company's business;

•	assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company's services;

•	an inability to generate sufficient net income to justify the acquisition costs; and

•	the recording of goodwill and other intangible assets which may be subject to potential impairment that could harm future financial results.

Risks Relating to Our Debt

Our substantial debt could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations.

We have a substantial amount of debt. As of August 31, 2008, we had $3,475 million in consolidated long-term debt (including the current portion) and consolidated shareholder’s equity of $635 million, resulting in a total debt to capitalization ratio of 85%. Our consolidated debt at August 31, 2008 includes obligations under our senior credit facility and our senior subordinated notes as well as the debt of our consolidated subsidiaries.

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

In addition, a portion of our debt bears interest at variable rates. An increase in the interest rates on such debt will reduce the funds available to repay such debt and other debt and for operations and future business opportunities and will intensify the adverse consequences of our leveraged capital structure.

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

Our ability to make payments on and to refinance our debt will depend on our ability to generate cash in the future, which is, to an extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Based on the amount of our current indebtedness we estimate consolidated annual cash needs of approximately $220 million to pay cash interest expense. We cannot assure you that our business will generate sufficient cash flow or that future borrowings will be available to us in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. If our future cash flow from operations, including distributions from our non-wholly owned subsidiaries and investments, and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional equity capital or restructure or refinance all or a portion of our debt on or before maturity. We cannot assure you that we will be able to refinance any of our debt on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt and other future debt may limit our ability to pursue any of these alternatives.

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

Our subsidiaries, Ten Holdings, the Limited Partnership and CW Investments also have senior and subordinated debt that is subject to restrictions similar to those described above.

All of these restrictive covenants may impair our ability to expand our business or to pursue our business strategies. Our ability to comply with these and other terms of our indebtedness may be affected by changes in our business condition or results of operations, adverse regulatory developments or other events beyond our control. The breach of any of these covenants would result in a default under our debt. A default could allow our creditors to declare all amounts outstanding to be immediately due and payable, as well as any other debt to which a cross-acceleration or cross-default provision applies.  If our indebtedness were to be accelerated, we cannot assure you that we would be able to repay it. In addition, a default could give our lenders the right to terminate any commitments they had made to provide us with further funds.

ITEM 4.  INFORMATION ON THE COMPANY

BUSINESS OVERVIEW

Overview

Canwest Media Inc. is an international media company with interests in broadcast television, publishing, radio, specialty television channels, out-of-home advertising and online operations in Canada, Australia, New Zealand, Indonesia, Singapore, Turkey, the United Kingdom and the United States.

We are a wholly owned subsidiary of Canwest. In 2000, Canwest created CanWest Media Inc. and 3815668 Canada Inc.  3815668 Canada Inc. was the immediate subsidiary of Canwest and CanWest Media Inc. was the immediate subsidiary of 3815668 Canada Inc.  The two companies were created to acquire 100% of the common shares of Global Television Network Inc., a wholly owned subsidiary of Canwest.  3815668 Canada Inc. and Canwest Media Inc. were both incorporated under the Canadian Federal jurisdiction on September 28, 2000, and in 2004 they amalgamated to form Canwest Media Inc.  CanWest Media Inc. after continuing into the Manitoba jurisdiction, amalgamated with other entities on September 1, 2005 to form CanWest MediaWorks Inc., and subsequently (January 10, 2008) changed its name to Canwest Media Inc.

Canwest was originally incorporated as Keigwin Investments Limited under the laws of the Province of Ontario on June 14, 1979.  Canwest’s name was changed to CanWest Communications Enterprises, Inc. by articles of amendment dated April 16, 1985 and continued under the laws of the Province of Manitoba by articles of continuance dated May 27, 1986.  By articles of amendment dated September 19, 1990, Canwest’s name was changed to CanWest Global Communications Corp. and by articles of continuance dated July 25, 1991 Canwest was continued under the laws of Canada (the Canada Business Corporations Act). On November 19, 1998, Canwest filed restated Articles of Incorporation.

Our registered office and corporate head office is located at Canwest Place, 31st Floor, 201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3L7.

In Canada, we are a major multi-platform media company, with television and publishing operations that serve common geographic areas, providing our viewers, readers and advertisers with extensive local, regional and national coverage. We own and operate the Global Television Network, which covers approximately 97% of Canada’s English-language market. In addition, we own and operate five E! channels (formerly CH channels), which provide second signal coverage with distinct programming in six major markets as well as a number of analog and digital specialty television channels.  We are also the largest publisher of daily English-language newspapers (based on daily paid circulation) with aggregate daily paid circulation of 1.3 million copies representing approximately 34% of Canada’s average English language daily newspaper total weekly paid circulation, and an estimated average weekly readership of 4.6 million people.  In addition, we own an extensive collection of internet websites providing content of local, regional and national interest.

In August 2007, we and Goldman Sachs completed the acquisition and concurrent reorganization of the businesses of Alliance Atlantis.  As the result of these transactions, we now own two-thirds of the voting shares and 35% of the equity in CW Investments, the parent company of CW Media which operates 13 specialty television channels and holds an interest in an additional 5 specialty television channels.  The principal business of CW Media is the operation of Canadian specialty television channels.

We believe the combination of our diverse media assets in Canada provides us with a number of competitive advantages, including the ability to:

•	provide consumers with the information, entertainment and other media experiences they desire in a customized, timely and comprehensive fashion;

•	provide advertisers with multi-platform media advertising solutions designed to reach a mass audience or to target specific demographic or special-interest groups;

•
leverage the combined news and information production resources of our broadcasting, publishing and internet operations to provide our audiences with superior depth and scope in local, regional and national news coverage; and

•	cross-promote our brands, programs and other content across our various media platforms.

We also own significant interests in media properties in other markets. In Australia, we own a 57% interest in Ten Holdings, which owns Network TEN, one of three privately-owned national television networks. Ten Holdings also owns Eye Corp, an out-of-home advertising company with operations in Australia, New Zealand, Indonesia, Singapore, the United Kingdom, and the United States. In Turkey we operate four radio stations.

For the year ended August 31, 2008, we generated revenue from continuing operations of $3,146 million, compared to $2,864 million in the prior year.

Business Strategy

In the consolidating and converging media landscape, our objective is to increase our revenue and operating income before amortization by leveraging our media platforms and acquiring, developing and controlling content. To achieve this objective, we intend to do the following:

•	Grow advertising/subscription base. Provide consumers with the information, entertainment and other media experiences they desire in a customized, timely and comprehensive fashion.

•
Offer customers comprehensive advertising solutions. Our broad range of media platforms allows us to deliver multi-platform solutions to our advertising clients. We are able to sell flexible packages of advertising across various media in local, regional and national markets. Our Canadian television, publishing and online platforms provide advertisers with an effective means to reach a mass market or to target specific demographic and special interest groups.

•
Leverage content. By creating our own news and sports content and purchasing or commissioning entertainment content from our affiliates and others, we are able to supply our own platforms and syndicate our content to non-competing media outlets, reducing our effective costs. The combination of our television, publishing and internet platforms makes us a leading owner and provider of content in Canada. Our news and information organization provides extensive resources to develop content for delivery across our multiple distribution platforms and enables us to provide complete and in-depth coverage of local, regional and national news and information for our audiences.

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

•
Expand operations in non-traditional media. We intend to develop and acquire additional media assets in higher growth non-traditional media markets, primarily in internet news and information, entertainment and classified advertising where we believe there to be opportunities to utilize our video and print news and entertainment content as well as to take advantage of our existing relationships with advertisers at national, regional and local and classified levels.

Developments

Significant Developments in Fiscal Year 2008

Acquisition of Alliance Atlantis – CRTC Approval

In January 2008, we received final approval from the CRTC for the acquisition of the broadcasting assets of Alliance Atlantis, having satisfied all of the conditions of approval set out in the decision issued by the CRTC on December 20, 2007.  The regulated broadcasting assets of Alliance Atlantis were released from the trust arrangements previously established with the independent Trustee appointed to oversee the regulated assets pending the CRTC decision.

CW Media Holdings Inc. Notes Offering

In July 2008, CW Media Holdings,  a wholly-owned subsidiary of CW Investments and the parent of CW Media, completed a private offering of US$312 million (approximately C$318 million) aggregate principal amount of 13.5% senior notes (the “Notes”) due August 15, 2015. The financing is independent of the Company with recourse only to the issuer and its wholly owned subsidiaries.   The net proceeds from the issuance of the Notes, together with cash on hand, were used to repay in full the approximately US$331 million outstanding under CW Media Holdings interim and term senior unsecured credit facility established in connection with the acquisition of the broadcast operations of Alliance Atlantis in August 2007.

U.K. Radio Sale

In August 2008, we completed the sale of “Original 106 FM” branded radio operations in Bristol, England and Aberdeen, Scotland to private investors that include members of the stations’ management group. A third station that services the Solent region of England was sold to Complete Communications Corporation Limited.

Significant Developments in Fiscal Year 2007

Eye Corp Expansion

In September 2006, Eye Corp, our Australian-based out-of-home advertising business, acquired Eye Study which operates advertising concessions in 78 post-secondary education campuses in Australia and New Zealand.  Eye Corp also successfully pursued its strategy of further expansion in Asian markets as well as in the United States and Europe.  The result of this program included winning media tenders for the Manchester Airport in the U.K. and for the Singapore Changi Airport.

In December 2006, Eye Corp established an operation in the United States focused on shopping mall media. Through the acquisition of contracts and successful tenders Eye Corp now holds the media rights to approximately 249 shopping malls in the United States.

U.K. Radio

In October 2006 we commenced operation of our U.K. radio operations with the launch of Original 106 FM in the Solent region of England and in Bristol, England. In addition, we launched a third FM radio station in Aberdeen, Scotland.  Also in the U.K., Canwest became part of a consortium which was awarded a U.K. national digital multiplex and was granted a license to operate a national version of the “Original” brand.

Sale of CanWest MediaWorks (NZ) Limited

In June 2007, we completed the sale of our 70% interest in CanWest MediaWorks (NZ) Limited for total cash proceeds, including a special dividend, of $310 million.  Proceeds of this sale were used to reduce advances under our senior credit facility.

Privatization of the CanWest MediaWorks Income Fund

In July 2007, the Limited Partnership redeemed its Class A partnership units, representing the 25.8% minority interest indirectly held by the CanWest MediaWorks Income Fund for cash consideration of $497 million.  The purchase price and the concurrent refinancing of the Limited Partnership’s existing credit facility were funded using a short-term loan facility that was subsequently repaid with the proceeds of new senior secured and senior subordinated unsecured credit facilities and a US$400 million offering by the Limited Partnership of senior subordinated notes.

Control of Ten Holdings

In August 2007, we completed the exchange of our economic interest in Ten Group Pty Limited for ordinary shares of Ten Holdings.  We now hold approximately 57% of the issued and outstanding ordinary shares of Ten Holdings.  With the completion of the exchange, Canwest, indirectly through a wholly-owned Irish subsidiary, is Ten Holdings’ majority and controlling shareholder, holding 523 million shares, which represent an approximate 57% equity and voting stake in Ten Holdings.

Acquisition of Alliance Atlantis

On August 15, 2007, we and Goldman Sachs completed the acquisition of Alliance Atlantis.  Concurrently with the completion of the acquisition, Alliance Atlantis’ broadcast, entertainment and movie distribution businesses were reorganized.  We do not have any continuing interest in the entertainment or movie distribution businesses.  We hold 67% of the voting shares and a 35% equity interest in CW Investments, which indirectly holds the acquired broadcast business, CW Media.  Goldman Sachs holds the remaining 65% equity interest in CW Investments.

As agreed with Goldman Sachs, the purchase price allocated to CW Media was $1,487 million, including transaction costs of $55 million and assumed debt of $304 million which was immediately repaid.  The acquisition was financed through our investment of $262 million for a 35% equity interest, Goldman Sachs’ contribution of $481 million in exchange for its puttable interest and debt financing of $767 million, net of financing costs of $23 million.  CW Media holds interests in 18 specialty television channels in Canada.  The shares of the entities that hold the CW Media specialty television channels, which are regulated by the CRTC, were put into trust under an independent Trustee, pending CRTC approval, which was subsequently received in January 2008.

We have, subject to regulatory approval, committed to combine our Canadian broadcast operations with the CW Media operations (together being “Combined Operations”) in 2011. In 2011, our economic interest in the Combined Operations will be determined based on a formula which is based on the segmented operating profit of the Combined Operations.

Significant Developments in Fiscal Year 2006

Creation of CanWest MediaWorks Income Fund

In October 2005, we sold a 25.8% interest in our Canadian publishing operations, with the exception of the National Post, to the CanWest MediaWorks Income Fund.  We reacquired the interest in July 2007.

Turkey Radio Acquisition

In April 2006, we invested in Super FM, Metro FM, Joy FM and Joy Turk FM for cash consideration of $74 million. The principal business activity of these companies is the operation of radio stations. We have a 20% equity interest in Super FM and no equity interest in Metro FM, Joy FM and Joy Turk FM.  We have provided financing to a third party to indirectly acquire the remaining equity interest in each station, and we hold an option to indirectly acquire 100% of the outstanding equity of each station, subject to compliance with Turkish foreign ownership restrictions.

We have entered into agreements to provide operational, sales, and advisory services to each radio station on a fee for service basis.

Sale of TV3 Ireland

In August 2006, we completed the sale of our 45% interest in TV3 Television Network Limited in Ireland for net proceeds of $179 million. In September 2006, these proceeds were used to reduce advances under our senior credit facility.

LINES OF BUSINESS

CANADIAN TELEVISION

Description of the Industry

The Canadian television broadcasting market is comprised of a number of English and French language networks and channels that operate in different segments of the market. These networks include free-to-air or broadcasting networks, including government-owned or “public” networks, such as the Canadian Broadcasting Corporation (“CBC”), as well as privately-owned networks, such as Global Television and CTV. In addition, the Canadian television broadcasting market includes specialty television channels, such as Showcase, TSN and Space, and pay television channels, such as The Movie Network and Movie Central. The television channels of Canadian broadcasting networks and certain U.S. channels are available to all Canadian households. Pay television, specialty television and certain U.S. channels are available only to households that subscribe to cable, direct-to-home (“DTH”) satellite, multi-point distributions systems (“MDS”) or telephony television services for a subscriber fee.

Broadcast Distribution Undertakings
BDUs operating in the market for the distribution of television broadcasting signals comprise cable, satellite, MDS and telephony distributors. A relatively small number of dominant BDUs, including Rogers Communications, Shaw Communications, Cogeco, Videotron, Bell ExpressVu and Star Choice, currently hold a combined market share of approximately 90%.

Television broadcasters enter into carriage agreements with multiple BDUs in order to maximize the distribution of their channels and household penetration.

CRTC regulations govern the types of services offered, packaging, and, in certain cases, the fees that may be charged by BDUs offering terrestrial or cable distribution. Under the Broadcasting Distribution Regulations (the “Broadcasting Regulations”), there are currently three license classes of terrestrial BDUs: (i) Class 1 systems (serving 6,000 or more subscribers); (ii) Class 2 systems (serving between 2,000 and 5,999 subscribers); and (iii) Class 3 systems (serving fewer than 2,000 subscribers or located in areas which receive not more than two Canadian television signals over the air). Class 1 systems are subject to the most comprehensive regulation by the CRTC. Such regulations govern basic cable carriage requirements, the distribution and packaging of services (e.g., number of Canadian versus non-Canadian services per package), and priority access by Canadian television and audio services over foreign services. The Broadcasting Regulations allow for basic rate deregulation of Class 1 systems once 5% of the customers within their licensed territories have chosen an alternate service provider. Class 2 systems have fewer regulatory restrictions, while Class 3 and exempt systems having less than 2,000 subscribers enjoy the most flexibility in the packaging and distribution of Canadian and non-Canadian services.  On October 30, 2008, the CRTC announced its intention to exempt from licensing terrestrial BDUs that serve 20,000 or fewer subscribers and to introduce a single class of license for those BDUs not eligible for exemption.  The CRTC has stated its intention to issue for comment a proposed revised exemption order that will contain what it considers to be the minimum terms and conditions for BDUs with fewer than 20,000 subscribers.

As of February/March 2008, approximately 10.8 million Canadian households subscribed to cable or satellite television services. Of those 10.8 million households, approximately 40% or 4.2 million subscribers received analog television services and approximately 60% or 6.7 million subscribers received a digital television service via a digital set-top box provided by their cable, MDS (wireless cable), DTH satellite television or telephone provider. As of February/March 2008, cable accounted for approximately 56% of all digital subscribers, DTH satellite accounted for approximately 41% of all digital subscribers and telephone companies accounted for approximately 3% of digital subscribers. From spring 2007 to spring 2008, the number of digital television subscribers increased by approximately 0.6 million, or approximately 10%.  This number is expected to continue to increase for the foreseeable future.

Advertising and Subscription Revenue

Total advertising revenue for the Canadian television broadcasting market have grown from approximately $2.1 billion in the broadcast year ended August 31, 1997, to approximately $3.3 billion in the broadcast year ended August 31, 2007 (according to the most recent figures published by the CRTC). Broadcast networks generated approximately $2.4 billion of advertising revenue in the broadcast year ended August 31, 2007 as compared to $2.4 billion for the year ended August 31, 2006, accounting for approximately 72% (as compared to 74% for the year ended August 31, 2006) of total advertising revenue for the Canadian television broadcasting market in that broadcast year. In the same broadcast year, specialty television channels generated approximately $0.9 billion of advertising revenue or approximately 28% as compared to 26% for the year ended August 31, 2006 of total advertising revenue for the Canadian television broadcasting market. Pay television channels and U.S. channels generally do not sell advertising airtime in Canada. Over the past several years we have seen a shift in the share of total television advertising revenue from broadcast television to specialty television. For the year ended August 31 2007, broadcast television had a 72% share of $3.3 billion as compared to a 79% share of $2.8 billion for the year ended August 31, 2003.

Total subscriber revenue for the Canadian television broadcasting market has grown from approximately $0.5 billion in the broadcast year ended August 31, 1997, to approximately $1.7 billion in the broadcast year ended August 31, 2007. Specialty television channels generated approximately $1.2 billion of subscriber revenue in the broadcast year ended August 31, 2007, accounting for approximately 72% of total subscriber revenue for the Canadian television broadcasting market in that broadcast year. In the same broadcast year pay television channels generated approximately $0.5 billion of subscriber revenue, or approximately 28% of total subscriber revenue for the Canadian television broadcasting market. Broadcast television channels and U.S. channels do not earn subscriber revenue.

Broadcast Television

Public Networks

Currently, the CBC is the only national publicly-owned English language television network that is available to viewers in Canada. In addition, several regional channels broadcast locally. These national and regional television networks and channels are primarily funded by government grants. Public networks generate revenue from the sale of advertising airtime.

Private Networks

Currently, the Global Television Network (owned by Canwest) and the CTV television network (owned by CTVglobemedia) are the only two national English language private broadcast television networks available in all major markets in Canada. In addition, there are a number of English and French language networks and stations that are typically not available in all major markets, including the E! network (owned by Canwest), the Citytv network (owned by Rogers Communications Inc.) and the A Channel network (owned by CTVglobemedia). Private broadcast television networks offer a broad spectrum of programming, including national and/or local news, drama, game shows and sports, and generate substantially all of their revenue from the sale of advertising airtime.

Canadian broadcasters are required to show specified percentages of programming of Canadian origin during a broadcast day and, specifically, during the evening period averaged out over the broadcast year. The larger broadcasters are also required to broadcast eight hours of priority programming (drama, music and dance, variety, entertainment magazine or regional productions) between 7:00 p.m. and 11:00 p.m. over the broadcast week. With some exceptions, Canadian broadcasters are also required to close caption a very high percentage of overall programming and 100% of news programming and to provide a minimum of four hours per week of described programming, a service for the benefit of the visually impaired. Additionally, these broadcasters have local programming and in some instances news programming commitments.

The following table sets forth the major Canadian networks and station groups’ percentage share of the English language television audience in the fall of 2007, expressed as a percentage of both English language Canadian television and total English language television viewership:

Network or Station Group	Share of English Language Canadian Television	Share of Total English Language Television(1)
Canwest broadcast (Global Television and E! stations)	13.8%	10.5%
CTVglobemedia broadcast	17.3%	13.1%
CBC broadcast	5.7%	4.3%
Rogers broadcast	6.6%	5.0%
Other Canadian broadcast stations	3.6%	2.7%
Pay TV and Specialty Canadian cable channels	53.1%	40.3%
Total English language broadcasting	100.0%	75.9%
__________
(1)	Includes the share of hours tuned of U.S. television channels.
Source: BBM Nielsen, Fall 2007 (September 10 to December 16, 2007) Monday to Sunday 6:00 a.m. to 6:00 a.m. local time, adults aged 18 to 49.

Simulcasting

Canadian television networks benefit from simultaneous program substitution (or “simulcasting”) regulations mandated by the CRTC. Under these regulations, BDUs with over 2,000 subscribers are required to substitute the Canadian network television signal, including the commercials aired on such networks, for the signal of the identical programming broadcast by a U.S. station at the same time. As a result, the Canadian broadcaster’s signal appears on two channels simultaneously, thereby increasing the size of the Canadian broadcaster’s audience. Simulcasting is primarily intended to partially protect Canadian television broadcasters that have purchased exclusive local broadcasting rights for U.S. programming from encroachment on their market by U.S. broadcasters.

Specialty Television

Canadian specialty television channels provide special interest programming, such as news, sports, arts, lifestyle, children’s and entertainment programming. Specialty television channels are available to Canadians who subscribe to a particular service package of a BDU. For the three broadcast years ending August 31, 2007, specialty television channels on average generated approximately 56% of their revenue from wholesale subscriber fees charged to BDUs for the carriage of their channels, which are typically charged on a monthly and per subscriber basis. Their remaining revenue was generated from the sale of advertising airtime on their channels (approximately 41%) and through other revenue streams (approximately 3%).

As of August 31, 2007, there were 150 specialty television services available in Canada, including 50 analog and 100 digital television channels. The size of the specialty television market has grown rapidly. From the broadcast year ended August 31, 1997 through the broadcast year ended August 31, 2007, subscriber revenue for Canadian specialty television channels increased from approximately $0.4 billion to approximately $1.2 billion, representing a compounded annual growth rate (“CAGR”) of 12%. Subscriber revenue for Canadian specialty television channels increased $0.1 million or 8% from the broadcast year ended August 31, 2006 to the broadcast year ended August 31, 2007. From the broadcast year ended August 31, 1997 through the broadcast year ended August 31, 2007, advertising revenue increased from approximately $180 million to approximately $929 million, representing a CAGR of 18%. In the broadcast year ended August 31, 2007, specialty television reported total revenue of approximately $2.2 billion, an increase of approximately 8% from the prior broadcast year, and total revenue has grown at a CAGR of 14% from the broadcast year ended August 31, 1997 through the broadcast year ended August 31, 2007. In particular, advertising revenue has exhibited strong growth as a result of consistent growth in hours tuned, reflecting the increasing attractiveness of specialty television for viewers due to the broad range and high quality of services available.

Analog Specialty Television Channels

The first licenses for Canadian analog specialty television channels were granted by the CRTC in 1984. As of August 31, 2007, there were 50 analog specialty television channels in operation in Canada. Most analog channel licenses were granted with “must-carry” conditions (whereby all BDUs must offer the channels) and “genre protection” (which prohibits the launch of new channels in directly competing programming genres). The must-carry and genre protection rules for analog channels were recently reviewed by the CRTC.  See “– Canadian Television Regulation – Other CRTC Reviews.” Analog specialty television channels are distributed either as part of a BDU’s basic service or as part of a “discretionary” tier or package, which includes other Canadian or U.S. specialty television channels.

Subscriber fees for analog specialty television channels are regulated by the CRTC if such channels are distributed as part of a BDU’s basic service package. Subscriber fees are not regulated if analog specialty channels are carried as part of a BDU’s discretionary offering. As a condition of license, some analog channels must be carried on the basic cable tier, while other analog channels may be carried on a discretionary basis (i.e., outside of the basic tier), subject to negotiation between the specialty television broadcaster and the BDU. Subscribers to discretionary service offerings pay monthly subscriber fees for channels to which they subscribe, in addition to paying monthly subscriber fees to the BDUs for a BDU’s basic service offering. As part of the migration from analog to digital channels, the CRTC will no longer be setting maximum wholesale rates for specialty channels. However, the CRTC has stated that the former rates would be considered in the case of a dispute over rates. In addition, channels that are distributed on a digital basis will no longer benefit from a dual status or modified dual status. See  “– Canadian Television Regulation — Digital Migration.”

The number of subscribers to a specialty television channel on a discretionary tier depends upon subscriber preference, the extent to which a channel is packaged or tiered with other popular channels and pricing. Specialty television channels that are distributed as part of a basic service offering typically have a much higher number of subscribers because all subscribers to a BDU receive the basic service offering. The BDUs that carry these channels are required by the CRTC to pay owners of specialty television channels monthly subscriber fees on a per subscriber basis.

In the broadcast year ended August 31, 2007, English language analog specialty television channels generated $743 million in advertising revenue, accounting for 80% of the total advertising revenue generated by specialty television in Canada, and $815 million in subscriber revenue, accounting for 47% of the total subscriber revenue generated by specialty channels.

To accommodate changes in technology and consumer demand, Canadian analog specialty television channels are currently broadcast in analog and digital signals.  See “–  Canadian Television Regulations – Digital Migration.”

Digital Specialty Television Channels

In 2000, as BDU analog capacity became limited and digital technology improved, the CRTC awarded numerous licenses for specialty television channels to be carried solely by BDUs on a digital basis. Of these digital channel licenses, 21 were Category 1 (where BDUs must carry the channel for a negotiated fee, with genre protection) and the remainder were Category 2 (where BDUs have the option to carry the channel for a negotiated fee, without genre protection). At August 31, 2007, there were a total of 100 Canadian digital specialty television channels in operation. Digital specialty television services are offered as part of a discretionary service offering of digital only channels, marketed in theme packs with other digital and/or analog channels in the same genre, or on an individual pick-and-pay basis.

In the broadcast year ended August 31, 2007, English language digital specialty television channels generated $35.2 million in advertising revenue, accounting for 4% of the total advertising revenue generated by specialty television in Canada, and $169.6 million in subscriber revenue, accounting for 10% of the total subscriber revenue generated by specialty channels.

Pay Television

Pay television services include commercial-free movies, series and special event programming. Pay television services are available to Canadian households on a subscription or pay-per-view basis. Subscriber fees are the sole source of revenue for pay television services, and providers of pay-per-view services receive fees for individual programming ordered. Subscriber fees and pay-per-view fees are not regulated by the CRTC. In the broadcast year ended August 31, 2007, Canadian pay television services generated $483 million in subscriber revenue. The Canadian pay television market is highly concentrated. Currently, Astral Media and Corus Entertainment operate the largest pay television services in Canada. In November 2007, Allarco Entertainment commenced offering pay television services with its launch of Super Channel.

Video-on-Demand

Video-on-demand (“VOD”) systems are available from cable providers to deliver movies and television programming to end users through an online ordering system or directly through an interactive program guide.  The programming is typically authorized by the cable provider for a limited time, during which customers are able to view programming, with full digital functionality, and are able to pause, rewind and fast-forward the programs of their choice.  Broadcasters, together with cable providers, typically enter into content licensing arrangements with movie studios and content providers to provide a library of feature films, major motion pictures, and popular television shows.  The CRTC has recently announced a major proceeding to assess the appropriate regulatory framework for VOD programming and distribution.

Online Streaming Video

Online streaming video is a one-way video or audio transmission over the internet.  The popularity of this medium has been increasing dramatically over the past few years, as evidence by major players such as YouTube and iTunes, and emerging on media websites such as Globaltv.com, portals such as canada.com, MSN and Google, and consumer product websites such as Dove. Video content varies from professionally produced television programming such as House and Heroes to user-generated news or entertainment video. With continued improvements to accessibility and technology, it is expected that online video will continue to grow, and will become increasingly popular.

Business Overview

We are one of the largest owners and operators of commercial broadcast television stations in Canada.  Our Canadian television operations are reported in two operating segments: (i) Canadian television, which includes the legacy Canwest television operations; and (ii) CW Media which includes the CW Media operations. We are managing these operations in an integrated manner, and they are discussed in an integrated manner in the following descriptions. We own and operate 16 television stations licensed to provide over-the-air television broadcasting services in eight provinces. Eleven of our stations comprise the Global Television Network, which broadcasts to all major metropolitan areas in Canada, including Toronto/Hamilton, Montreal, Vancouver/Victoria, Ottawa, Calgary, Edmonton, Quebec City, Halifax, Regina, Saskatoon and Winnipeg and which covers an estimated 23.6 million people, or approximately 97% of Canada’s English-language market.

Five of our stations (previously operating as the “CH” network) now operate under the E! brand.  Our E! brand stations provide us with second stations covering several large markets in Canada: Toronto/ Hamilton, Vancouver/ Victoria, Calgary/Edmonton/Red Deer, Montreal and the Okanagan region in the interior of British Columbia. Our E! stations deliver E! branded entertainment programming and target a younger female audience than does our Global Television Network. In September 2007, our E! station in Red Deer, Alberta began re-broadcasting its over-the-air signal in both the Calgary and Edmonton markets.

The following table sets forth the relative ranking and audience share of our originating broadcast television stations in each of their respective Designated Market Areas or Extended Market Areas for Fall 2007/Spring 2008:

	Call Sign	Stations in DMA/EMA	Rank in DMA/EMA(1)	Audience Share(1) %
Global Television Network:
Global Ontario	CIII	13	2	8.1
Global Quebec(2)	CKMI	8	2	5.9
Global Vancouver	CHAN	9	2	9.8
Global Calgary(7)	CICT	7	2	6.6
Global Edmonton	CITV	9	2	9.3
Global Winnipeg	CKND	8	2	10.4
Global Halifax	CIHF-NS	9	2	9.0
Global Saskatoon	CFSK	5	2	8.1
Global Regina	CFRE	6	2	6.0
Global Saint John	CIHF-NB	10	2	5.7
Global Lethbridge(3)(4)	CISA	8	2	7.0
E!:
Montreal, Quebec(2)	CJNT	8	8	1.3
Hamilton, Ontario(5)	CHCH	13	5	3.5
Victoria, British Columbia(6)	CHEK	9	4	5.6
Okanagan-Kamloops, British Columbia	CHBC	8	5	5.6
Red Deer, Alberta(8)	CHCA	5	4	1.9
__________
(1)
Monday to Sunday, Central Prime Time (8:00 p.m. to 11:00 p.m. in all markets except Saskatchewan and Manitoba where, due to time zone differences with U.S. border stations, Central Prime Time is 7:00 p.m. to 10:00 p.m.). For Toronto/Hamilton, Calgary and Vancouver/Victoria, Sept10 to Dec16, 2007 and Jan7 to May 25, 2008 BBM NMR Meter Research adults ages 18 to 49. All other markets: Fall 2007 / Spring 2008 average BBM Sweeps, adults ages 18 to 49.

(2)	Based on English language stations only.
(3)	BBM Area 9705 — Lethbridge area.
(4)	CISA is a repeater of CICT Calgary.
(5)	Rank and Share in the Toronto/Hamilton DMA.
(6)	Rank and Share in Vancouver/Victoria DMA.
(7)	Rank & Share in Calgary DMA.
(8)	Effective September 19, 2007, station obtained preferred cable distribution in Edmonton and Calgary.

In addition to our broadcast stations, we now own and operate a leading portfolio of 18 specialty television channels, including TVtropolis, Showcase, Slice, History Television, HGTV Canada and Food Network Canada, which feature some of the most popular programming in Canadian specialty television, such as House, CSI and Ramsay’s Kitchen Nightmares. Six of our channels are established English language analog channels with paying household penetration rates ranging from 49% to 65% and an aggregate of 39.1 million paid subscribers as of August 31, 2008. Our other 12 channels are English language digital channels that were launched more recently and therefore have relatively lower paying household penetration rates. These digital channels have benefited from and continue to capitalize on the roll-out and growth of digital television as households switch from analog to digital cable television. Since we launched our first digital channels in September 2001, we have grown these channels to an aggregate of 23.4 million paid subscribers as of August 31, 2008.  We also have a 50% ownership interest in two French language specialty television channels and a minority interest in four English language specialty television channels which we do not operate.

The following table sets forth all of the specialty channels in which we hold an interest:

Channel	Analog/ Digital	Must Carry(1)	Equity Interest	Paid Subscribers (Millions)(2)	Paying Household Penetration Rate(3)	Total Penetration Rate(4)
Channels we operate:
Canadian television segment:
TVtropolis	Analog/Digital	Yes	66.7%	6.1	55%	47%
MovieTime (formerly Lonestar)	Digital	No	100.0%	1.2	11%	9%
DejaView	Digital	No	100.0%	1.2	11%	9%
Fox Sports World Canada	Digital	No	100.0%	1.0	9%	8%
Mystery	Digital	Yes	50.0%	1.5	13%	11%
CW Media segment:
Showcase(5)	Analog/Digital	Yes	100.0%	7.3	65%	56%
Slice	Analog/Digital	Yes	100.0%	6.2	55%	47%
History Television	Analog/Digital	Yes	100.0%	6.9	61%	52%
HGTV Canada	Analog/Digital	Yes	67.0%	7.0	63%	53%
Food Network Canada	Analog/Digital	Yes	51.0%	5.6	49%	42%
Showcase Action	Digital	No	100.0%	2.6	23%	19%
Showcase Diva	Digital	No	100.0%	2.5	22%	19%
National Geographic Canada(5)	Digital	No	50.0%	3.4	31%	26%
BBC Canada	Digital	No	50.0%	2.1	18%	16%
BBC Kids	Digital	No	50.0%	2.0	18%	15%
Discovery Health Canada	Digital	Yes	65.0%	1.9	17%	14%
IFC Canada	Digital	Yes	100.0%	2.4	21%	18%
Fine Living Canada	Digital	No	67.0%	1.6	15%	12%
Channels we do not operate:
The Score	Analog/Digital	Yes	22.3%	6.4	57%	49%
Historia(6)	Analog/Digital	Yes	50.0%	1.9	69%	65%
Series+(6)	Analog/Digital	Yes	50.0%	1.9	69%	65%
ONE: The Body, Mind and Spirit Channel	Digital	Yes	29.9%	0.9	8%	7%
Scream	Digital	No	49.0%	1.5	14%	12%
MenTV	Digital	Yes	49.0%	0.9	8%	7%
__________
(1)	“Must-carry” means that BDUs in Canada are required to offer a channel as part of their programming services.
(2)	Paid subscribers are as of August 31, 2008.
(3)	Paying household penetration rates are as of August 31, 2008. The number of all Canadian households paying for television services was obtained from MediaStats Inc., June 2008.
(4)	Total penetration rates for channels are as of August 31, 2008. The number of all Canadian households was obtained from Financial Post Markets, Canadian Demographics 2007.
(5)	This channel is also available in HD.
(6)
The French language channels we do not operate, Historia and Series+, are primarily distributed in the Quebec region. Accordingly, the paying household penetration rates for these channels represent the number of French-speaking households in Quebec that subscribe to such channel, expressed as a percentage of all French-speaking households in Quebec paying for television services. Additionally, total penetration rates for these channels represent the number of French-speaking households in Quebec that subscribe to such channel, expressed as a percentage of all French-speaking Quebec households. The number of all French-speaking Quebec households is an estimate based on data from Statistics Canada’s 2006 Census.

In the broadcast year ended August 31, 2008, five of our channels ranked in the top 10 of the most watched English language analog specialty television channels in Canada among viewers aged 25 to 54, and eight of our channels ranked in the top 10 of the most watched English language digital specialty television channels in Canada among viewers aged 25-54. In the same period, Canwest’s analog specialty channels accounted for 26% of English language analog specialty channel viewing and Canwest’s digital specialty stations accounted for 58% of English language digital specialty channel viewing.

We believe significant growth opportunities exist for our digital television channels as the paying household penetration rates for these channels increase in the future. Our digital television channels have paying household penetration rates between 9% and 31%, depending on the maturity of the channel, compared to paying household penetration rates between 49% and 65% for our analog channels.

In July 2006, we launched online streaming video programming on Showcase.ca.  In fall 2006 Globaltv.com began streaming full episodes of prime-time U.S. content in Canada.

In December 2006, we also launched HD versions of Showcase and National Geographic, two of our existing channels in order to capitalize on the growing popularity of HD television.

In May 2007, we launched three VOD specialty channels in an agreement with Rogers Communications Inc. that included programming from HGTV, the Food Network and the National Geographic channel.

Advertising Sales and Revenue

Broadcast Television

Our Canadian television operations derive their revenue primarily from the sale of broadcast air time to national, regional and local advertisers.  For fiscal 2008, we derived approximately 88% of the advertising revenue relating to our Canadian broadcast operations from sales to national advertisers and the balance from sales to regional and local advertisers.  National sales are driven predominantly from three markets, Toronto (94%), Montreal (4%) and Vancouver (2%).  Each market has a national sales force.  Almost all national accounts enlist the services of agencies to procure their advertising placement.  There are five major agencies that are responsible for about 66% of the national business.  On the local side, certain television stations have dedicated local sales forces, which are responsible for all local and regional sales derived from that marketplace.  Under the terms of our broadcasting licenses, our Global Ontario and Global Quebec stations may sell broadcast air time only to national advertisers.  All rates, sales policies and guidelines are driven from our central sales office in Toronto, Canada.

Specialty Television

Our specialty channels earn revenue from the sale of advertising airtime and subscriber fees, which accounted for approximately 57% and 42%, respectively, of our revenue for the year ended August 31, 2008. From 1997 to 2007, our advertising revenue has grown at a CAGR of 28.3%1, primarily driven by an increase in viewership, higher sales of advertising airtime and an increase in the rates that we charge advertisers per thousand viewers (“cost per thousand” or “CPM”). Over the same period, our revenue from subscriber fees has grown at a CAGR of 19.0%, primarily reflecting an increase in our subscriber base due to the expansion of our channel offerings and higher household penetration for each of our channels.

Intangible Assets

Within our Canadian television segment and our CW Media television segment, we have identified broadcast licenses in the amount of $86 million and $838 million, respectively. These assets have indefinite lives.  In our CW Media television segment, we also have $31 million attributable to value of brands. These assets also have indefinite lives.

1 All 10 year financial benchmarking is sourced from the CRTC Database, and as a result includes only those specialty channels operated by Canwest Broadcasting as of August 31, 2007.

Programming

Broadcast Television

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

Substantially all of our acquired programming is purchased for national exposure in Canada, and the majority of the programming is produced within Canada and the United States. In order to gain economies of scale, the programming is often purchased for multiple media platforms, including telecast rights for our specialty television and digital channels, as well as our broadcast television stations.   Many of our programming agreements are for multi-year program supply.  Such agreements are currently held with several major non-Canadian studios, including Sony Pictures Television (Columbia) and Fox.  These agreements require suppliers to provide, and us to buy, subject to U.S. clearances, pre-agreed amounts of programming over one or more years.

Both our Global Television Network and our E! brand stations broadcast many of the most popular programs in Canada. Among the many “hit” shows in our current program schedules are a combination of recent entrants and established programs, including House, Survivor, Heroes, Prison Break, The Simpsons, Family Guy, King of the Hill, The Office, NCIS, Brothers and Sisters, 24, Bones, Numbers, Deal or No Deal, Extreme Makeover Home Edition, The Power of 10, Are You Smarter than a 5th Grader, My Name is Earl and How I Met Your Mother. Global Television also broadcasts world class sporting events such as the Masters Golf Tournament and the Wimbledon Tennis Championships.

Since its launch in September 2001, Global National, Canada’s only supper-hour national newscast, has won several prestigious national awards, including six from the Radio-Television News Directors Association, four Leo awards for best national newscast and best anchor as well as two Gemini awards for best anchor. Global National has captured the attention of viewers and is the most watched national newscast in Canada.  Strategically, Global National has enhanced the news “brand” and credibility of many of Global Television’s local news and public affairs programs with correspondents in Washington D.C., London, Tel Aviv and a large national bureau in Ottawa. The combination of local and national news at the supper hour has led to considerable expansion of news programming.

Specialty Television

We wholly own or hold majority interests in six analog specialty television channels, including Showcase, Food Network Canada, Slice, TVtropolis, HGTV Canada and History Television. We also wholly own or hold majority interests in twelve digital specialty television channels. Certain of our new digital channels feature home-grown brands, such as DejaView, MovieTime (formerly Lonestar) and Showcase Action and Showcase Diva, which are spin-offs of our successful analog channel Showcase. Others, such as BBC Canada, BBC Kids, National Geographic Canada, Discovery Health Canada, Fine Living Canada, Fox Sports World Canada and IFC Canada, were launched in partnership with leading international broadcasters in order to capitalize on the already existing awareness in Canada of these international brands. Each of our specialty television channels focuses on a distinct programming brand, such as lifestyle, fact/documentary and drama. Operating multiple channels in similar themes provides significant opportunities for program sharing and cross-promotion.

Set forth below is a short description of each of the specialty television channels that we wholly own, have a controlling interest in, or operate:

•	Mystery, a channel specializing in crime, mystery and investigation-themed dramatic programming;

•	Fox Sportsworld Canada, a channel featuring live sports programming, highlights and analysis with an emphasis on soccer, rugby and cricket;

•	MovieTime (formerly Lonestar), a channel catering to adults aged 25 to 54 and featuring an extensive collection of contemporary hit movies;

•	DejaView, a channel devoted to airing television classics from the 60s, 70s, and 80s;

•	TVtropolis, a channel offering recent and contemporary hit primetime programming;

•	Showcase, a channel offering original Canadian series, as well as high-profile comedic and dramatic series and films from the United States and around the world;

•	Slice, a channel targeting women aged 18 to 49 and featuring lifestyle and reality programming that focuses on family, fashion, relationships, celebrity, finances and gossip;

•	History Television, a channel specializing in documentaries and programming about the people and events that have shaped our world, with both original and acquired historical programming;

•	HGTV Canada, a channel operated in partnership with Scripps focused on home design, décor, renovating and real estate;

•	Food Network Canada, a channel operated in partnership with Scripps featuring a variety of food-related programming including expert advice and real life stories of the food industry.

•	Showcase Action, a channel featuring uncut action movies and television programs for men;

•	Showcase Diva, a female-targeted channel offering comedic and dramatic programming with an emphasis on series and feature films intended for women;

•	National Geographic Canada, a channel operated in partnership with NGC Network International, LLC, featuring scientific exploration and adventure programming from around the globe;

•	BBC Canada, a channel operated in partnership with the BBC Worldwide featuring a wide variety of Canadian and British programming;

•	BBC Kids, a channel operated in partnership with the BBC Worldwide featuring programming from around the world for children and teenagers aged 2 to 17;

•	Discovery Health Canada, a channel operated in partnership with Discovery Communications, featuring programming about all aspects of human health;

•	IFC Canada, a channel offering innovative feature films and documentaries from around the world, including documentaries about the film-making process; and

•	Fine Living Canada, a channel operated in partnership with Scripps focused on lifestyle programming including travel, leisure, adventure, and design programming, among other topics.

Operating Strategy

Our broadcast operating strategy is focused on the following six key objectives:

•	Creating and implementing a comprehensive and innovative approach to content that maximizes the value of each asset.

•	Identifying, prioritizing and pursuing opportunities to maximize revenue and diversify revenue streams.

•	Ensuring resources are allocated to areas of greatest return.

•	Building defining brands.

•	Building and sustaining long-term relationships with customers and key stakeholders based on their changing needs.

•	Driving cost efficiencies to maximize profitability throughout the organization.

Competitive Conditions

As part of the total Canadian advertising market we compete for advertising revenue with other advertising media, including newspapers, radio, catalogues/direct mail, directories, magazines, outdoor advertising (such as billboard advertising, logo signs and transit advertising) and the internet. These various forms of media compete for advertising spending on the basis of audience reach and audience demographics. According to figures published by the Television Bureau of Canada, total Canadian advertising spending was approximately $14.2 billion in 2007. Television advertising accounted for the highest share of the total 2007 advertising market with approximately 23%, compared to an 18% share for daily newspapers, 10% for radio and 9% for the internet.  Over the last 15 years, television advertising has not only maintained its share of the total advertising market but has also seen strong growth in advertising spending. This is primarily because television advertising offers certain benefits to advertisers, such as the highest relative reach of all advertising media (approximately 98% weekly reach for adults age 18, according to BBM NMR National Meter Data) and relatively stable levels of viewership. On average, adults aged 18 and older spent approximately 28 hours per week viewing television in 2007, which has remained consistent over the last four years.

For the past decade the Canadian television broadcasting industry has experienced audience fragmentation across an increasing number and variety of viewing choices. As a result of this trend, from the year ended August 31, 1997 through the year ended August 31, 2007, the share of hours tuned of all Canadian specialty television channels for adults aged 25 to 54 increased from 12% to 34% of total television hours tuned.  Audience share and share of hours tuned are key drivers of advertising rates and revenue in the television industry. As a result, in the period from the year ended August 31, 1997 through to the year ended August 31, 2007, specialty television channels’ share of television advertising revenue increased from 9% to 28%. Although specialty television channels have increased their combined share of hours tuned, they continue to lag conventional television channels in terms of CPMs. We expect over time that this pricing gap will continue to narrow.

We compete for subscriber and advertising revenue with other operators of television channels in Canada, including CTVglobemedia, Rogers, CBC, Astral Communications, Corus Entertainment and Quebecor. Canadian television broadcasters compete on the basis of mass audience reach whereas specialty television services aim to provide advertisers narrowly defined target audiences and to show content which is more tailored to the advertising message. As the CRTC licenses or authorizes carriage of additional television channels in Canada, the television audience is further fragmented, increasing competition for viewers and advertising revenue. Our specialty television services also face competition from foreign broadcasters that broadcast unauthorized programming.

The emergence of new technologies, including video on mobile phones, video streaming over the internet and downloads of video content to portable devices, may increase the competition we face but also provides opportunities for us to increase the distribution and the audience for our content through these media. In addition, the emergence of VOD services by cable companies and certain channels will create  additional viewing alternatives and contribute to the fragmentation of audience share as well as providing additional distribution channels for our content.

CANADIAN PUBLISHING

Description of the Industry

The Canadian newspaper industry is characterized by newspaper chains that own portfolios of daily newspapers and non-daily community newspapers, often with a geographic focus.  The Canadian newspaper industry has undergone ownership consolidation over the past several decades as these newspaper chains have formed.  The number of daily newspapers has declined and the number of markets with more than one newspaper has decreased as competitor papers have merged or weaker papers have folded.  There are ten major competitive newspaper markets in Canada and a substantial number of daily newspapers operate as the sole provider of daily information in a broadsheet or tabloid format within their home market.  There are two national English-language newspapers, The Globe and Mail and the National Post, that are available across Canada and can be considered competition for local daily newspapers.  The benefits of scale afforded by owning a group of larger market newspapers, including large audiences, the ability to cross-sell across a group of newspapers and advantages of cross-ownership of other major media, are important to newspapers’ ability to compete for market share and advertising dollars.

The Canadian newspaper industry is comprised of 99 daily paid circulation newspapers and numerous non-daily paid and free-distribution publications. The industry is mature and is dominated by a small number of major publishers. We are the largest publisher of daily English language newspapers in Canada, with 27% of paid circulation in 2007 (34% of English language paid circulation), ahead of Quebecor/Sun Media (27%), Torstar Corporation (14%), Power Corporation (10%), CTVglobemedia Inc. (7%), and others (15%).

Advertising and Circulation Revenue

Newspapers are the largest media segment in Canada and represent an important advertising medium, as they reach a broadly based and demographically attractive audience.  Total Canadian daily newspaper industry revenue was $3.6 billion in 2007, with 77% derived from advertising and 23% derived from circulation. Advertising revenue and, to a lesser extent, circulation revenue are cyclical and dependent upon general economic conditions. Historically, increases in advertising revenue have corresponded with periods of economic growth, while decreases have corresponded with general economic downturns and regional and local recessions. Daily newspaper advertising revenue decreased compared to the prior year by 0.7%, or $19.2 million, to $2.8 billion in 2007.  In 2006, daily newspaper advertising revenue increased by 1%, or $28.6 million, following an increase of 2%, or $48 million, in 2005, an increase of 3%, or $80 million, in 2004 and an increase of 1%, or $19 million, in 2003. Declines in 2001 and 2002 followed six successive years of growth from the $1.8 billion posted in 1994.

Canadian newspapers sell advertising based upon readership.  Newspaper readership tends to correlate with education and income level, making the reader base an ideal demographic for many advertisers.  Because of the reliance on advertising revenue, publishers have had to find new ways to compete with other media sources for the attention of readers and, consequently, for advertisers.  Publishers have leveraged their ability to segment demographics into new sources of advertising revenue through preprints, mail and targeted publications.  These three methods provide advertisers with a means to reach their targeted audiences.

Newspaper advertising revenue is generated from (a) national accounts, (b) retail or local accounts and (c) classifieds.  National advertising is the strongest source of growth in newspaper advertising.  Retail or local advertising accounts include department stores, small business, grocery and other retailers, and have traditionally comprised the largest segment of newspaper advertising revenue.  National accounts are advertisements run by national firms in newspapers across the country.  Classified advertisements are generally solicitations of sale or purchase by private individuals and include employment, real estate and automotive ads.  Classified advertisements are generated locally and, combined with advertising from retail or local accounts, represent a newspaper’s local advertising revenue.  Newspapers generate a majority of their advertising revenue from local advertising, which we believe to be more stable than national advertising revenue.

Daily newspaper circulation revenue has been stable for the past ten years. From 2006 to 2007, average Canadian daily newspaper circulation revenue increased by $10 million, or 1.2%, to $809 million. The median single copy price for a weekday edition of a Canadian daily newspaper remained at $0.80 in 2007. The industry has seen declines in circulation volumes. Average daily newspaper circulation was 4.7 million copies in 2007 compared to 5.3 million copies in 1995.  Despite the numerous media choices, 2007 NADbank Study shows that adults still spend a significant amount of time reading daily newspapers. In the top 10 NADbank markets, adults who read any daily newspaper spent an average of 47 minutes reading a daily newspaper on the average weekday and 91 minutes reading on the weekend.   Weekly readership of the daily newspapers in ten major Canadian markets is down slightly to 10.3 million readers in 2007 versus 10.4 million in 2006.

Business Overview

General

Our Canadian Publishing operations are comprised of our newspaper and online operations, which are operated by Canwest Limited Partnership, as well as the National Post, one of Canada’s two national daily newspapers.  We are the largest English language publisher of newspapers in Canada, as measured by paid circulation, readership and revenue.  Our publications include 10 daily metropolitan newspapers (nine broadsheets and one tabloid), all of which serve markets also reached by our broadcast television signals. In addition, we own and operate two other daily newspapers (broadsheets), 26 non-daily community newspapers, and a number of shopping guides and newspaper-related publications in British Columbia.

Newspapers

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

The following table sets forth our paid daily circulation for our daily newspapers, other than the National Post, and their respective readership statistics as of the dates noted:

			Total Daily	Weekly	Market	Local Newspaper
Publication	Market	Established	Paid Circulation(1)	Readership(2)	Position(3)	Market Share(6)
The Vancouver Sun	Vancouver	1912	173,158	794,400	2(4)	100%(7)
The Province	Vancouver	1898	165,235	809,500	1	100%(7)
The Gazette	Montreal	1778	145,157	490,300	1(5)	100%
Ottawa Citizen	Ottawa	1845	124,961	434,900	1	73%
Edmonton Journal	Edmonton	1903	117,922	458,000	1	64%
Calgary Herald	Calgary	1883	118,752	479,600	1	66%
The Windsor Star	Windsor	1918	66,802	200,000	1	100%
Times Colonist	Victoria	1858	68,870	203,800	1	100%
The StarPhoenix	Saskatoon	1902	55,396	136,100	1	100%
Leader-Post	Regina	1885	49,829	118,300	1	100%
Nanaimo Daily News	Nanaimo	1874	6,872	n.a.	1	100%
Alberni Valley Times	Port Alberni	1919	4,639(1)	n.a.	1	100%
Total			1,092,954	3,696,000(8)
__________
(1)	Source: ABC September 2008 FAS-FAX for the 6 month period ending September 30, 2008 released October 27, 2008.
(2)
Source: NADbank Weekly Readership of daily paid circulation newspapers by Resident Market, NADbank 2007 and NADbank '07/'08 studies (based upon 6/7 day cume, adults 18 and older).  NADbank 2007/2008 readership has been used for The Vancouver Sun, The Province, Montreal Gazette, Ottawa Citizen, Edmonton Journal and Calgary Herald.

(3)	As measured by readership.
(4)	Second to The Province.
(5)	Number one English-language newspaper; number three overall among paid dailies.
(6)
Based upon total weekly paid circulation of English-language local daily newspapers.  As of September 2007 ABC FAS-FAX update when competitive results were still available.  Effective April 15, 2008, Sun Media, Torstar and Transcontinental newspapers resigned from ABC as members, competitive results for these newsppapers are not expected until 2009.

(7)	Includes The Vancouver Sun and The Province.
(8)	Unduplicated readership.

The National Post had daily paid circulation of 192,968 for the six months ended September 30, 2008 and Nadbank 2007 estimated weekly readership of 1,306,000.  As a national newspaper, the National Post is second in its market position to The Globe and Mail.   In Toronto, the National Post competes with the Toronto Star and the Toronto Sun.

The National Post is printed at our facilities in Calgary, Montreal and Ottawa, and by third-party printing contractors in Vancouver and Toronto.

Non-Daily Newspapers

We publish 26 non-daily newspapers distributed in various communities in British Columbia, most of which are free distribution publications. Our free distribution newspapers are generally delivered to every household in their respective regions, thereby providing advertisers with complete market coverage.

Canwest Community Publishing Group publishes 12 community newspapers that run two or three times per week throughout the Lower Mainland of British Columbia.  On Vancouver Island, Canwest Community Publishing publishes five bi-weekly and two weekly newspapers.

In Ontario, we reach over 30,000 homes in the Windsor-Essex County region through a total of five community publications, including three paid circulation weeklies. In Ottawa, our two weekly papers cover the neighbourhoods of Ottawa east of Kent Street and Orleans.

Newsprint

Newsprint comprised approximately $103 million, or 11%, of the total costs of our publishing operations for the year ended August 31, 2008 and $121 million, or 12%, for the year ended August 31, 2007. Newsprint is a commodity which is generally subject to considerable price volatility; however, newsprint prices have been relatively stable over the past two years. In fiscal 2008, our cost of newsprint decreased by 12% from our cost in fiscal 2007.  Our publishing operations used approximately 163,000 metric tons of newsprint for the year ended August 31, 2008 as compared to approximately 168,000 metric tons for the previous fiscal year. Newsprint prices are expected to increase in fiscal 2009.

Online Operations

Our online and new media strategy is to continue to build our strong internet presence in order to leverage our editorial content across multiple media provide integrated solutions to our advertisers and to cross-promote our publishing, broadcasting and internet operations. We intend to capitalize upon the promotional and editorial capabilities of our integrated newspaper and video production in order to create Canada’s leading network of local content websites. The internet is complementary to our existing businesses and a significant potential source of new revenue.

Our internet operations include the following:

canada.com

canada.com is a comprehensive 24/7 online news, entertainment and information network leveraging the content, brands and customer relationships of our major media properties across Canada. canada.com is a leading Canadian news and information site with 4.6 million unique users per month (according to comScore Media Metrix, 12-month average, September 2007 through August 2008) which is up from 4.3 million in 2007. canada.com is uniquely positioned to provide a “Canadian perspective” regarding news, events and information of all kinds to Canadians, as well as visitors from around the world.

Our canada.com online network includes some of the nation's most trusted brands and respected media properties, including the National Post, Global National, Ottawa Citizen, Montreal Gazette, Vancouver Sun, Vancouver Province, Edmonton Journal and Calgary Herald. For these properties, canada.com offers a platform to extend reach, market and promote key off-line activities, and build and reinforce relationships with advertisers and readers.

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

The canada.com network also hosts dose.ca, a youth-oriented entertainment brand, and two wireless portals (canada.com and dose.ca).

Through effective design and architecture, users can navigate among our newspaper, television sites and our online classified advertising portals.

The network-wide integration of editorial content from Canwest News Service and our newspapers together with video from our broadcasting operations and canada.com content provides advertisers with multiplatform online promotion.

Newspaper Portals

Our online newspaper websites position our powerful brands as 24/7 sources of breaking news and local information. Our newspaper newsrooms produce "today's news today" in multiple formats, including video for online audiences while developing the coverage for the daily newspaper. Through our expertise in converting printer files to web-friendly formats, we publish HTML versions of all of our daily newspapers, which serve as both online publishing and marketing platforms. The current day’s newspaper content and a 30-day archive are available free to the public with some premium content restricted to paid subscribers who have registered online.

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

Classified Advertising Websites

We bring local newspaper classified advertising and listings to the internet and in doing so, we believe that we are converting our print classified business into a series of strong brands in various categories. Websites such as househunting.ca (real estate sales and rentals), working.com (careers), driving.ca (automobiles), remembering.ca (obituaries), celebrating.com (announcements) and connecting.com (personals) leverage existing customer relationships and give customers the opportunity to extend the reach of their advertising to internet consumers. For example, working.com extends the reach of the employment and career sections of our newspapers to the internet.

Househunting.ca, an online real estate website, offers realtors, new home developers, property managers and private landlords the opportunity to advertise listings in the increasingly competitive online real estate market.

Driving.ca is the online extension of our newspapers’ Driving section.  Since its relaunch in October 2005, the new driving.ca website has generated over 200,000 phone and e-mail leads to over 900 subscribing auto dealers, an increase of 400 dealers in the last year.

Revenue from the classified websites is reported as part of our publishing segment. Combined revenue from these initiatives has been growing rapidly from $3 million for the year ended August 31, 2003 to $30 million for the year ended August 31, 2008.

Business-to-Business: FPinfomart.ca

FPinfomart.ca is one of Canada’s largest online news and business research services, providing businesses, government and the non-profit sector with more than 3,200 Canadian and international news sources on web-based and wireless platforms. Sources include major daily newspapers (including the Canwest daily newspapers, the National Post, The Globe and Mail, and The Toronto Star), newswires, regional community papers, television and radio news transcripts, corporate databases, specialty trade journals, magazines, and blogs.  FPinfomart also includes a video/broadcast module enabling clients to receive relevant video clips from over eighty Canadian news and information broadcasts matching their research profile within minutes of broadcast.

FPinfomart.ca is a subscription-based service that provides a wide range of products to support desktop and cross-organizational research, media-monitoring, reputation/issue management and the distribution of results. FPinfomart.ca can be used by its subscribers for online media monitoring and analysis, archival news researching, and research of 430,000 Canadian companies including in-depth research on 4,400 publicly traded companies.

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

FP DataGroup offers a full-range of financial information products, both online and in print. Money managers, investment professionals, individual investors and information professionals use FP DataGroup’s products in making investment decisions and perform in-depth research on Canadian companies and industries. FP DataGroup’s subscribers have electronic access to data through FPinfomart’s FP Advisor module.

Advertising Sales and Revenue

For the year ended August 31, 2008, we derived approximately 80% of our total revenue from advertising and approximately 20% from subscriptions.

Approximately 65% of newspaper advertising sales are generated locally, with each newspaper having a sales force and classified advertising call center. The remainder of advertising sales is generated from national and multi-market retail accounts.

National advertising sales are generated by national and large multi-market retail accounts.  These advertisements are sold by our national sales group operated by Canwest Publishing Sales with three offices in Canada and contract representatives in the U.S.  For fiscal 2008, our top ten advertising clients represented approximately 9% of total revenue.

Circulation Revenue
Our newspapers have an aggregate daily paid circulation of 1.3 million copies, representing approximately 34% of Canada’s daily average English-language newspaper circulation, and an estimated average weekly readership of approximately 4.6 million people in 2007. Most of our newspapers have the highest circulation among publications in their markets. The high cost associated with starting a major daily newspaper operation constitutes a barrier to entry to potential new competitors.

Intangible Assets

Within our publishing operations, we have identified finite life intangible assets consisting primarily of circulation lists, subscribers and customer relationships in the amount of $78 million, net of accumulated amortization. In addition, we have identified newspaper mastheads in the amount of $419 million which have indefinite lives.

Operating Strategy

Canwest Publishing’s operating strategy is focused on three key objectives: Engaging Audiences, Growing Revenue and Transforming the Organization. Under each of these broad objectives are a number of specific initiatives.

Engaging Audiences

We currently reach an audience of approximately 4.6 million readers weekly through our print products and have approximately 4.6 million visitors to our online products on a monthly basis. In order to continue to grow both our print and online audiences we are focused on improving our print subscriber acquisition and retention activities, upgrading our online products, developing improved audience feedback tools to ensure we provide the most relevant content, and making greater use of user or reader generated content to improve engagement. We believe that through these initiatives we will continue to deliver large audiences in the local markets that we serve.

Growing Revenue

We have developed new print and online products including special sections, enhanced newspaper websites, online classified products and telephone directories to increase our share of local advertising dollars. These products have allowed us to reach advertisers that are not traditional newspaper advertisers and broaden our advertising base. We have also redeployed our sales resources to ensure that we are focused on revenue categories with the highest growth potential and continue to increase our investment in emerging online opportunities.

Transforming the Organization

We are investing significant time and capital in an effort to transform our organization and ensure we are able to adapt to a changing media landscape. This includes significant investments in technology to allow us to deliver content across a broad range of emerging digital platforms and create a more efficient, nimble organization. We also have an ongoing commitment to improving the efficiency of our organization through implementation of more efficient business processes and greater use of technology and automation.

Competitive Conditions

Although Canwest Publishing has the number one paid circulation English language daily newspaper in every market in which it operates, its newspapers face competition from non-local daily or local weekly publications (including classified advertising publications and other media), and free and (in some locations) paid dailies. Competition for advertising, subscribers, and readers is intense and comes primarily from television; radio; local, regional and national newspapers; magazines; direct mail; internet; telephone directories and other communications and advertising and subscriber-based media that operate in these markets. In addition, there is increasing consolidation in the Canadian newspaper publishing and other media industries and competitors increasingly include market participants with interests in multiple media.

We believe that the significant presence of our daily newspapers in key metropolitan markets, as well as our  leading brands, scale of operations, sharing of high quality content and strategic relationship with Canwest, allow us to compete effectively.

AUSTRALIAN TELEVISION

Description of the Industry

Australia has five national broadcast networks and three major regional commercial networks.  Two of the national broadcast networks, the Australian Broadcasting Corporation (“ABC”) and the Special Broadcasting System (“SBS”), are government-owned.  ABC is commercial free but SBS can run commercials for up to 5 minutes per hour.

Three national networks, Seven, Nine and Network TEN, are privately-owned and broadcast commercial television to substantially all of the Australian population, including the major metropolitan areas of Sydney, Melbourne, Brisbane, Adelaide and Perth. The regional networks are independent of the metropolitan networks but have affiliate program supply arrangements which allow them to rebroadcast the bulk of the metropolitan networks programming.

Australia also has two metropolitan pay television operators and one regional pay television operator, which broadcast primarily via cable and direct-to-home satellite delivery technologies.  The metropolitan pay television operators, Foxtel and Optus, have a total of approximately 1.4 million subscribers.  Foxtel's penetration is highest in Sydney, Melbourne and Brisbane while penetration in Adelaide and Perth remains low.  The regional operator Austar has approximately 0.6 million subscribers.  While pay television operators have been permitted to broadcast paid advertising since July 1997, federal legislation requires that subscription fees remain the predominant source of revenue for pay television operators.

Business Overview

On August 28, 2007, following approval from the Australian Foreign Investment Review Board, we completed an exchange of the ordinary shares and convertible debentures which we held in Ten Group Pty Limited, a subsidiary of Ten Holdings, into ordinary shares of Ten Holdings.  As a result, we now hold a 57% interest in Ten Holdings, a publicly listed company on the Australian Stock Exchange.  Ten Holdings indirectly owns Network TEN.

Network TEN owns and operates television stations in the five major capital cities of Australia, Sydney, Melbourne, Brisbane, Adelaide and Perth, and has affiliate arrangements with regional broadcasters serving regional markets. Through its wholly owned and affiliated stations, Network TEN reaches 19 million people, or approximately 90% of Australia’s total population.

Network TEN has recently concluded retransmission agreements with pay television operators Foxtel and Austar which include full access on a non discriminatory basis to current and future functionality of the electronic program guides and personal video recorder functionalities offered to subscribers.

Television advertising expenditures in Australia were approximately A$3.8 billion in 2008, representing approximately 35% of total major media advertising expenditures.  The following table sets out the advertising market shares of Australia’s three national commercial networks:

	Twelve months ended June 30
Network	2003	2004	2005	2006	2007	2008
Network TEN	29%	30%	31%	27%	29%	30%
Nine	39%	39%	38%	37%	33%	31%
Seven	32%	31%	31%	36%	38%	39%
__________
Source: Free TV Australia.

The table below sets forth commercial network audience shares in the 18 to 49 year-old demographic for each of the three national commercial networks:

Network	2003	2004	2005	2006	2007
Network TEN	33%	34%	33%	34%	35%
Network Nine	37%	37%	35%	33%	30%
Network Seven	30%	29%	33%	33%	35%
__________
Source: OzTam television ratings (Survey Years).

Intangible Assets

Within our Australian television operations, we have identified broadcast licenses in the amount of $194 million.  These assets have indefinite lives.

Operating Strategy

Network TEN is a metropolitan free-to-air broadcast network focused on the 18 to 49 year-old demographic.  Network TEN operates an out-sourced model in terms of content acquisition with a very limited number of programs produced in-house.

The operating strategy is split into distinct areas set out below.

Sales and Marketing

Television revenue is derived approximately 70% from national sales and approximately 30% from local sales.  Sales are derived from five markets – Sydney, Melbourne, Brisbane, Adelaide and Perth.  Advertising agencies account for approximately 98% of revenue and almost all national clients enlist the services of advertising agencies to procure their advertising placement.  There are fifteen major agencies that are responsible for approximately 90% of advertising revenue.  On the local side, each television station has a dedicated local sales force, which is responsible for national and regional sales derived from that marketplace.  All rates, sales policies and guidelines are driven from a central source in Sydney.

Programming

Network TEN sources programming from international and Australian sources.  Both prime-time and off peak schedules include a mix of local and international content.  Network TEN’s programming targets the 18 to 49 year-old demographic.  Local content regulations place certain minimum requirements on drama, documentary and children’s programming as well as an overall domestic quota.  Although Australian programming is generally more expensive to acquire than foreign programming, it generally attracts more viewers.  As a result, Network TEN schedules a mix of Australian and foreign shows to maximize ratings while controlling costs.

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

Network TEN produces news, local sports and a limited number of other programs in-house, while entertainment programs are acquired from independent Australian producers.  In-house productions include:  the sports programs, Sports Tonight and RPM, the news program, Meet the Press, the reality-based cooking program, Ready, Steady, Cook, and the afternoon children’s program, Totally Wild.  Entertainment programs commissioned from Australian production companies include:  Australian Idol, The Biggest Loser, So You Think You Can Dance, Are You Smarter Than A Fifth Grader, Neighbours, and Rove.  For commissioned programs, Network TEN typically maintains an active role in the creative process.  Network TEN seeks sponsorship of certain of its programs by advertisers and employs on-air promotion, as well as radio and print advertising, to market both the network and its programming.

Domestic production is a combination of news, sport, drama, light entertainment and children’s programming.  News and some sports are produced internally, but most entertainment programming is acquired from independent producers.  Australia has a large and efficient independent production sector that supplies programming to all commercial and government broadcasters.

Network TEN is one of the major broadcasters of Australia’s top football league, the AFL.  Motorsports have surged in popularity through Network TEN’s coverage of Formula One and Moto GP.

Competitive Conditions

Television is a highly competitive environment in Australia with all broadcasters competing for audience, ratings, and revenue share.  In particular, the three commercial networks compete for programming, both locally-produced content and international content sourced primarily through studios in the United States.  The successful development and acquisition of this content is crucial in developing audience interest and securing ratings which translate to share of advertising spend.

Television in Australia also competes for advertising dollars with all other forms of media such as online, newspapers, radio and out-of-home.

Digital television and multi channeling is also changing the competitive landscape of the television industry in Australia.  See “– Regulations.”

AUSTRALIAN OUT-OF-HOME

Description of the Industry

The out-of-home advertising market is comprised of advertiser spending on street furniture, billboards, transit and sports arena displays, captive ad networks on elevator walls, tabletops, airplane baggage cabins, as well as a number of other outdoor/indoor venues.  Out-of-home media is free of traditional programming and editorial content, but relies on both the quality of the location and demographics of the audience.

Growth in out-of-home advertising is being driven by adoption of new technology. Digital technology enables multiple ads to be seen on the same display, generating multiple times revenue compared to traditional billboards.  Recently, Bluetooth and other infrared technology have been utilized to allow downloads of digital content directly to mobile phones.

Strong industry growth is being driven by the following:

•
Management: There continues to be significant improvement in the management and professionalism of the out-of-home industry, particularly as this industry moves from traditionally fragmented ownership into a highly consolidated industry.

•
Technology: Advances in display technologies and locations, including digital displays in shopping malls and airports, and an improvement in the quality of large format billboards on major transit routes all have stimulated advertiser spending.

•
Measurement: The out-of-home industry has traditionally lacked a system of generally accepted audience measurement.  The Australian out-of-home industry, through the Outdoor Media Association (“OMA"), is currently developing a single outdoor audience measurement system covering all major formats, which is set to commence in 2009. The United Kingdom introduced a measurement system for out-of-home several years ago; however, it only covers roadside billboards and street furniture.  The United States is currently evaluating the implementation of a measurement system.

Business Overview

Eye Corp is one of Australia’s premier out-of-home advertising companies. In December 2000, Ten Holdings acquired a 60% interest in Eye Corp and then in August 2002 acquired the remaining 40% interest.

Eye Corp comprises five business units: Eye Drive, Eye Fly, Eye Shop, Eye Study and Eye In-Store.  Eye Corp is fast becoming one of the region’s leading out-of-home media suppliers. Eye Corp differentiates itself by providing clients with single-branded multi-format out-of-home communication solutions.  Eye Corp specializes in large format roadside billboards, internal and external airport signage, a mix of digital and static shopping centre media and the retail outlets in higher education institutions, visual merchandise and point-of-sale.

Eye Corp operates the following divisions:

•
Eye Drive, which reaches 6.2 million Australian drivers in metro areas each weekday and 4.3 million on weekends and encompasses large format billboards on over 600 sites on major arterial traffic corridors throughout Australia and Indonesia;

•
Eye Fly, which reaches more than 171 million passengers of more than 100 international airlines each year with over 2,000 displays in a total of 20 airports in Australia, New Zealand, Singapore, Indonesia, and the United Kingdom;

•	Eye Shop, which reaches 200 million shoppers per month, has more than 8,000 displays in over 400 shopping centres in Australia, New Zealand and the United States;

•	Eye In-Store (Adval), Eye Corp’s premium merchandising point-of-sale and printing company, which specializes in creating innovative point-of-purchase and virtual merchandising design solutions; and

•	Eye Study, which reaches 1.3 million students and operates advertising concessions at over 100 campuses in tertiary education institutes across Australia and New Zealand.

Intangible Assets

Within our outdoor advertising operations in Australia and the United States, we have identified finite life intangible assets in the amount of $38 million, net of accumulated amortization.

Sales and Marketing

Revenue is derived 66% from Australasian Media (including New Zealand), 11% from Australian Point of Sale Production and 23% from Asia, the United States and the United Kingdom.  National sales account for 74% of Australasian Media revenue and 26% is sold in local markets.  Advertising agencies account for approximately 92% of this revenue.  Australian Point of Sale Production and Asian revenue is sold in local markets directly to clients.

Operating Strategy

Eye Corp’s operating strategy is to strengthen its position in Australia and New Zealand, while seeking to grow internationally, with an initial focus on the United States, the United Kingdom and selected Southeast Asian markets such as Singapore.

Eye Corp’s operating strategy is underpinned by three key fundamentals:

•	Accountable in all areas of operation. Eye Corp continually invests in tools that confer a deeper understanding of how our formats and audience environment work to confirm client return on investment.

•
Innovation, both through our sophisticated, constantly evolving digital inventory and the way Eye Corp evaluates advertising environments, strategically positioning its products to ensure maximum impact.

•	Everywhere, delivering high value out-of-home audiences through quality inventory in distinct lifestyle environments: drivers, flyers, shoppers and students.

Australia and New Zealand

Eye Corp’s strategy in its primary markets of Australia and New Zealand is to consolidate its position by:

•	Leading the revitalization of billboard formats across the sector;

•	Targeting new formats (e.g., Eye Study) with clearly defined and valuable audiences;

•	Refining the role of technology in out-of-home advertising; and

•	Embracing the audience measurement to be introduced in Australia during 2009.

Overseas Markets

Eye Corp’s strategy in its overseas markets includes:

•	Establishing Eye Shop United States as a leading national mall media operator in that market; and

•	Focusing on existing markets including stimulating accountability and innovation in these markets.

Further development opportunities may be considered in the United Kingdom, United States, and in Asian formats in which Eye holds experience and expertise.

Competitive Conditions

Out-of-home media is regarded as one of the oldest forms of media and has traditionally consisted of primarily small to medium sized businesses most of which were privately owned.  The fragmented ownership landscape has changed substantially since the mid 1990's when, during a period of consolidation, many regional businesses merged into large holdings.  A few of the largest out-of-home operators today are Clear Channel Outdoor and CBS in North America and JC Decaux in Europe. While the large scale operators are established in multiple regions, most out-of-home operators are still single format or single region operators.

In the last 5-10 years, internal venues and specialist formats have emerged as significant extensions to the sectors, such as airports, malls, tertiary education, elevators, and in most markets cinemas.  The changing environment has caused the steady evolution from “Outdoor” to the new descriptor of out-of-home.

Out-of-home also competes for advertising dollars with all other forms of media such as online, newspapers, radio and television.  Out-of-home represents approximately 3.5% of total media spending in Australia, 4% of total media spending in the United States and 10% of total media spending in the United Kingdom.

TURKEY RADIO

Description of the Industry

Publicly owned and operated radio broadcasting commenced in Turkey in 1924 and is conducted by The Turkish Radio and Television Corporation, (“TRT”).  The TRT operates with a public service mandate. It currently operates the following four national radio stations: Radio 1, which provides a general, diverse broadcast; Radio 3, which is primarily a classical music station with a news component; TRT FM, which emphasizes Turkish classical music, folk music and popular music; and Radio 4, which focuses on Turkish folk music.  TRT also operates a number of regional radio stations.

There are a total of 1,082 active privately operated radio stations in Turkey; 35 are national stations, 99 are regional stations and 948 are local stations.2

2 Source: Radio and Television Supreme Council, Annual Activity Report 2007.

The major ownership groups of Turkish radio station are as follows:

Station group	Audience Share 2008[3]
Doğuş Group	17%
Canwest Group	9%
Power Group	7%
Doğan Group	7%
Cukurova Group	6%
Saran Group	4%
Akşam Group	4%
Best Group	3%
Numberone Group	2%
Pal Group	0.5%
Other	40%
Total	100%

The advertising market in Turkey is volatile and highly sensitive to general economic conditions. In 2001, as a result of a Turkish economic crisis, advertising spending decreased by 48%. Subsequently, however, it increased by 30% in 2002, 22% in 2003, 40% in 2004, 23% in each of 2005 and 2006 and 20% in 2007 to NTL 3,308 million.  Radio advertising increased by 9% in 2007 to NTL 111 million as compared to 2006.4

Business Overview

In April 2006, we invested in Super FM, Metro FM, Joy FM and Joy Turk FM.  The principal business activity of these companies is the operation of radio stations. We have a 20% equity interest in Super FM and no equity interest in Metro FM, Joy FM and Joy Turk FM.  We have provided financing to a third party to indirectly acquire the remaining equity interest in each station and we also hold an option to indirectly acquire 100% of the outstanding equity of each station, subject to compliance with Turkish foreign ownership restrictions.  We have entered into agreements to provide operational, sales, and advisory services to each station on a fee for service basis.

According to the 2008 population census, Turkey’s population is 70 million, approximately 10 million of whom are located in and around Turkey’s largest city, Istanbul.  There are approximately 30 million radio receivers in Turkey.

All radio stations are rated by RIAK (Radio Monitoring and Research Committee) using the Radio Measurement System which is a survey conducted quarterly by Ipsos KMG in Turkey. According to the most recent Ipsos KMG -RIAK survey, covering 25 million people nationally in 24 major urban centres, 54% of the surveyed population listens to radio, or 12.9 million individuals. We operate four radio stations in Turkey and our audience includes approximately 2.1 million people.5

For the survey, radio is divided into two categories: Turkish and Foreign music broadcasting.6 For national radio licensees, Super FM is the second ranking radio station with approximately 1,655,000 listeners in the “Turkish Music” category, and Metro FM is the second ranking radio station with approximately 436,000 listeners in the “Foreign Language Music” category. For local radio licensees, Joy Turk FM is the second ranking radio station with 223,000 listeners, and Joy FM is the first ranking radio station with 152,000 listeners in Istanbul in the “Turkish Music” and “Foreign Language Music” segments, respectively.

Each of our radio stations operates a website with a personalized interface consistent with the context of the station in order to be able to provide the best portal to listeners and advertisers.

3 Source: Ipsos KMG -RIAK Turkish Radio Audience Measurement System Survey “Ipsos KMG - RIAK” for the second quarter of 2008.
4 Source: Turkish Association of Advertising Agencies, “Advertising Investments”, 2006-2007.
5 Source: Ipsos KMG -RIAK Turkish Radio Audience Measurement System Survey “Ipsos KMG - RIAK” for the second quarter of 2008.
6 Ipsos KMG – RIAK changed the definition of music categories and now all Turkish music categories defined as one music category. Previously Turkish music reported in more than one group which included Turkish Popular, Arabesque, and Turkish Folk Music separately.

Sales and Marketing

Our Turkey radio operations sales functions are centralized within one group in Istanbul. Approximately 80% of our sales are made to radio media booking houses which represent consortiums of advertising agencies, approximately 15% through individual agencies, with the remainder being booked directly by advertisers.

Intangible Assets

Within our Turkey radio operations, we have identified broadcast licenses in the amount of $54 million. These licenses have indefinite lives.

Operating Strategy

In fiscal 2009 Canwest will pursue continued growth in both listener and advertising base. To do so, a number of strategic plans are in progress with respect to programming content and creating additional tools for increasing non-traditional revenue, as well as maximizing conventional commercial inventory sales. Programming plans aimed at various target audiences are summarized below:

Super FM is a national radio station which is the market leader in Turkish popular music with a target demographic aged 20 to 40 years. Maintaining its leadership position, Super FM will continue its programming strategy and promoting its strong brand and talent to improve operating margins.

Metro FM is a national foreign language (primarily English) music station with a target demographic aged 17 to 34 years. In 2008 the station conducted research and as a result made certain changes to its music format. Metro FM, with its new solid format and exciting team, is expected to enjoy continuous listener growth in 2009. Metro FM intends to continue to be rated number one in 2009 by communicating “the best international entertainment experience” message and providing “the best hit music” in the marketplace.

Joy Turk FM is a local Istanbul radio station which features a Turkish easy listening format. Joy Turk FM’s music format focuses on a demographic of 20 to 30 year-olds. The station has a solid core listener base in central Istanbul. Maintaining the existing listener base, the station intends to expand its audience through marketing activities targeting the suburbs in 2009.

Joy FM is a local Istanbul radio station featuring an Foreign language (primarily English) easy listening format. Joy FM targets the 30 to 40 year-old age group. The station has a core listener base in central Istanbul. Similar to Joy Turk FM, Joy FM intends to expand its audience through more focused marketing activities in the suburbs in 2009.

We recently formed a specialized sales team who develop, prepare and present new non-traditional marketing opportunities to advertisers. In addition to radio sponsorship types of opportunities, we are also developing internet revenue through our radio websites with various projects that will take place in 2009.

Competitive Conditions

There is increasing competition with the recent consolidation occurring in the radio market. Competition among radio stations in Turkey – both on a national and local level – occurs for advertising revenue based on ratings and on a particular station’s brand perception. The radio industry also competes with other conventional media, such as television, newspaper and outdoor.

SEASONALITY

Our business has experienced and is expected to continue to experience significant seasonality due to, among other things, seasonal advertising patterns and seasonal influences on people’s viewing, reading and listening habits. Typically, our advertising revenue is lowest during the fourth quarter of the fiscal year, which ends in August, and highest during the first quarter of the fiscal year. Revenue derived from subscribers to the specialty television channels and newspapers are earned relatively evenly throughout the year.  Consequently, results of operations are subject to seasonal fluctuations that may materially impact operating results from period to period and the results of any one period are not necessarily indicative of results for future periods.

REGULATION

Canadian Television Regulation

Canadian television broadcasting, including specialty television broadcasting, is regulated principally by the Broadcasting Act (Canada). The CRTC administers the Broadcasting Act, grants and reviews broadcasting licenses and approves certain changes in corporate ownership and control. In addition, the CRTC establishes and oversees compliance with regulations and policies concerning broadcasting, including various programming requirements.

On May 17, 2008, the CRTC announced its determinations with respect to its review of certain aspects of the regulatory framework for over-the-air (broadcast) television.  Certain of these determinations are discussed in more detail below.

Further, the CRTC recently conducted a review of the policy frameworks for BDUs and for specialty and pay television services.  Also included in this review were certain issues directly related to broadcast television stations (e.g., “fee for carriage” for BDU carriage within a local television station’s broadcast contours, and compensation for BDU carriage where the local station is carried outside of its broadcast contours).

Licensing

Under the Broadcasting Act, the CRTC is authorized to issue, amend and renew and to suspend or revoke broadcasting licenses. A specialty television license grants a broadcaster the right to transmit programming to the public through a licensed BDU.

The CRTC will only issue licenses to eligible Canadian entities.

Typically, the CRTC issues licenses with terms of up to seven years and all licenses are subject to certain conditions, including minimum Canadian content requirements and, in certain cases, Canadian content expenditure requirements. Licensees must comply with the Broadcasting Act, the regulations, conditions of license, as well as the general policies and decisions of the CRTC, as issued from time to time. License conditions may be changed by the CRTC through an application for change by the licensee, or upon license renewal, or after five years of the license term at the CRTC’s discretion. The CRTC will establish a public proceeding in certain circumstances, including in connection with the issuance, suspension or revocation of a license, and may hold public hearings in other circumstances, such as license renewal or policy reviews. License renewal applications are generally filed the year prior to the license expiration date.

In order to conduct business, we must maintain our licenses in good standing. Failure to meet the terms of such licenses may result in their short-term renewal, suspension, revocation or non-renewal. Conditions may be imposed by the CRTC on broadcasting licenses that may affect the licensee’s profitability.  All of our licenses are in good standing, and we believe we enjoy good relations with the CRTC and all other regulatory bodies that govern our operations.

Licenses controlled by Canwest and their respective dates of renewal are listed below:

Service	Type	Expiration Date(1)
Global television stations:
Global Vancouver	CHAN	August 31, 2009
Global Halifax	CIHF	August 31, 2009
Global Saint John	CIHF-2	August 31, 2009
Global Quebec	CKMI	August 31, 2009
Global Calgary	CICT	August 31, 2009
Global Edmonton	CITV	August 31, 2009
Global Winnipeg	CKND	August 31, 2009
Global Saskatoon	CFSK	August 31, 2009
Global Regina	CFRE	August 31, 2009
Global Lethbridge	CISA	August 31, 2009
Global Ontario	CIII	August 31, 2009
E! television stations:
CJNT Montreal, Quebec	CJNT	August 31, 2009
CHCH Hamilton, Ontario	CHCH	August 31, 2009
CHEK, Victoria, British Columbia	CHEK	August 31, 2009
CHBC Kelowna, British Columbia	CHBC	August 31, 2009
CHCA Red Deer, Alberta	CHCA	August 31, 2009

Service	Type	Expiration Date(1)
TVtropolis	Analog*	August 31, 2010
HGTV	Analog*	August 31, 2010
Slice	Analog*	August 31, 2009
Showcase	Analog*	August 31, 2009
History Television	Analog*	August 31, 2010
Food Network Canada	Analog*	August 31, 2013
Discovery Health	Category 1*	August 31, 2009
Mystery	Category 1*	August 31, 2009
IFC	Category 1*	August 31, 2009
BBC Canada	Category 2	August 31, 2009
BBC Kids	Category 2	August 31, 2009
National Geographic Channel	Category 2	August 31, 2009
Showcase Action	Category 2	August 31, 2009
Showcase Diva	Category 2	August 31, 2009
Fine Living	Category 2	August 31, 2009
MovieTime (formerly Lonestar)	Category 2	August 31, 2009
Fox Sports World Canada	Category 2	August 31, 2009
Deja View	Category 2	August 31, 2009

The following are the license expiration dates for services in which Canwest owns a significant interest, but does not control:

Service	Type	Expiration Date(1)
Historia	Analog*	August 31, 2012
Series+	Analog*	August 31, 2012
Men TV	Category 1*	August 31, 2009
One: The Body Mind and Spirit Channel	Category 1*	August 31, 2009
Scream	Category 2	August 31, 2009
__________
(1) The CRTC has indicated that it intends to extend the August 31, 2009 specialty television license expiration dates to August 31, 2010; however, the formal extension has not yet been received.
*  These licenses have been granted “must-carry” status which obliges BDUs to offer them to their subscribers.  As described immediately below, Category 1 services only have must-carry status on digital BDU systems.  On October 30, 2008, the CRTC announced its intention to reclassify analog and Category 1 services as Category A services.  That change will require amendments to the BDU Regulations, and as such, we have retained current terminology in this document.

The CRTC created two categories of digital channel licenses: Category 1 and Category 2. The differences between these categories of licenses include among others, Canadian content and expenditure requirements, the number of licenses granted and whether BDUs are obligated to distribute the channel. Canadian content broadcasting requirements are generally highest for English-language analog channels and lowest for Category 2 digital specialty channels. In addition, at the present time, Canadian analog and Category 1 digital channels enjoy “genre protection” and “must-carry” status under their conditions of license. Genre protection means that the CRTC will not permit the licensing of another Canadian channel, or the import of a non-Canadian channel, in what the CRTC considers to be the same programming “genre” as an existing analog specialty services or Category 1 digital service. Must-carry status means that large BDUs, which account for the vast majority of subscribers in Canada, must carry these services, while smaller BDUs are generally not required to carry these services. In exchange for these benefits, Canadian analog and Category 1 digital channels are required to spend a minimum percentage of the previous year’s revenue on Canadian programming. Because the Category 2 channels have neither “must-carry” status nor genre protection, their respective Canadian content levels are generally lower and they are not required to spend a minimum amount of the previous year’s revenue on Canadian programming. There is no guarantee that must-carry status and genre protection will continue indefinitely.  In this regard, the CRTC has recently announced its intention to “open up” the genres of mainstream news and mainstream sports and has created a test for possible future elimination of genre protection in other genres.  See “– Canadian Television Regulations – Other CRTC Reviews.”

Digital Migration (Specialty)

Due to the nature of analog cable technology and applicable regulations, analog channels carried by cable companies have historically been offered in tiers of channels rather than on an individual basis. Therefore, analog cable subscribers were required to subscribe to an entire tier of channels in order to receive particular channels of their choice. The television broadcasting industry is currently shifting from analog to digital distribution (“digital migration”). Digital distribution offers greater packaging flexibility and choice, including the ability to subscribe to specific channels only, so long as those channels are offered as part of a package.

On February 27, 2006, the CRTC released its digital migration framework. This framework was designed to maximize the benefits of and encourage the rollout of digital technology, while minimizing the disruption to existing analog services during the transition period over the next four to seven years. The digital migration framework as established in 2006 allowed large cable operators, subject to mirroring rules described below, to discontinue the distribution of analog versions of channels once 85% of the households that currently subscribe to the analog tier containing our service(s) have at least one digital set-top box and are receiving one or more programming services on a digital basis. A cable operator that wishes to carry an analog service on a digital basis was required to mirror (i.e., replicate an entire analog tier as a digital package) the existing analog tier in digital format until at least January 1, 2010. Thereafter, a cable operator would have been required to continue to “mirror” any given analog tier until the earlier of (i) the date on which 85% of the subscribers to that tier have at least one digital set top box and are receiving one or more programming services on a digital basis and (ii) January 1, 2013.

On October 30, 2008, the CRTC announced its intention to revise its approach to digital migration of specialty services.  It has removed the 85% requirement outlined above, and altered the dates of implementation.  As of August 31, 2011, licensed BDUs will only be required to distribute Category A services (new terminology for analog and Category 1 services) on a digital basis.  As of that date, BDUs will no longer be required to distribute Category A services on an analog basis.  To the extent that BDUs wish to continue providing their subscribers with an analog offering, the CRTC will propose rules to cover such offerings when it issues its proposed amendments to the BDU Regulations.  Further, the CRTC has determined that there will be no need for “mirroring” requirements following the implementation of the amended BDU Regulations on August 31, 2011.

If the conversion to digital format ultimately results in the elimination of programming tiers, this could result in a loss of subscribers and shares of hours tuned and audience shares for our analog channels which currently benefit from the tiered programming structure.

HD Programming (Specialty)

There has been an increase in the popularity of HDTV technology, which provides a higher resolution, HD format picture. A continued increase in the consumer acceptance of HDTV technology and potential regulatory requirements may require our specialty television channels to increasingly offer programming in HD format.

The CRTC has encouraged the creation of HD programming and on June 15, 2006 issued a policy relating to the licensing and distribution of HD pay and specialty television services. Existing licensees who committed to a specified minimum of HD programming were permitted to apply for new HD-transitional licenses. This minimum threshold for an English language service was 50% of HD programming in the evening viewing period and 30% over the entire broadcast day, increasing to 50% by the beginning of the sixth year of the first license term of the HD-transitional license. In addition, by the beginning of the sixth year of the first license term of the HD-transitional license, a minimum of 50% of the HD programming that a licensee would broadcast under each of the above requirements must have been Canadian. The corresponding HD thresholds for French-language services were lower.  The majority of BDUs were required to distribute new HD-transitional services, and such license holders would be granted genre protection.   However, on October 30, 2008, the CRTC announced its intention to not include the policies respecting transitional HD licenses in the amended BDU Regulations. The CRTC maintained its approach with respect to amended specialty licenses to permit HD versions of the affected services.  A specialty television service that broadcasts HD programming may apply to the CRTC for an amendment of its license that would provide for an “upgraded” version of its signal. Under this new policy, BDUs required to distribute Category A services on a digital basis may choose to distribute either the SD or HD version of the signal.

CRTC Review of Canadian Over-the-Air Broadcast Television

On May 17, 2007, the CRTC released its decision with respect to its review of certain aspects of the regulatory framework for over-the-air or “broadcast” television. In its decision, the CRTC announced that it would liberalize advertising regulations to allow for increased advertising airtime. In addition, the CRTC established August 31, 2011 as the date by which broadcast television will be required to exclusively broadcast digital HD signals, and it rejected proposals for the introduction of subscriber fees for the carriage of broadcast television signals on cable and satellite. The CRTC also stated that it would require television broadcasters to caption for the hearing impaired all of their programming during the broadcast day, with the exception of advertising and promotions.

In its 2007 decision, the CRTC rejected calls for the re-imposition of minimum Canadian content expenditure requirements on broadcast television licensees. However, the CRTC indicated that it expects to discuss the issue of the appropriate level of such expenditures with English-language broadcast television at the time of their license renewals to ensure that an appropriate proportion of their financial resources would be allocated to the production and acquisition of Canadian programming. The CRTC also stated that it expects broadcast television licensees to provide draft, or signed, terms of trade agreements with independent producers as part of their license renewal applications. The CRTC will also examine the role of independent production at the time of the license renewals of broadcast television.

The CRTC determined that the construction of digital broadcast television facilities should continue to be at the discretion of television licensees. However, it said it would retain its current regulatory approach with respect to broadcasters that own such facilities, including continuance of priority carriage and simultaneous substitution, in order to encourage the extension of local and regional digital broadcast services. The CRTC also indicated that it would direct broadcasters to provide digital roll-out plans in their respective renewal applications for the next license term to ensure that Canadians have information regarding the extent to which they will have access to digital broadcast television service, and to ensure that they have the opportunity to comment on those plans.

License Renewals

Early in 2009, Canwest along with other large ownership groups of private over-the-air television stations will be required to file license renewals for all of their over-the-air television stations.

Other CRTC Reviews

In September 2007, the CRTC launched a proceeding to review issues related to the Canadian Broadcasting Act’s objective of ensuring that the Canadian broadcasting system provides Canadians with a diversity of programming. The CRTC initiated this proceeding in light of the current and potential future consolidation in the television broadcasting market. In its decision, released in January 2008, the CRTC introduced new policies relating to cross-media ownership, the common ownership of television channels, including pay and specialty channels, and the common ownership of BDUs. The CRTC indicated that, in general, it would not approve applications for a change in effective control of broadcasting undertakings that would result in the ownership or control, by one person, of a local radio station, a local television station, and a local newspaper serving the same market. It also indicated that, in general, it would not approve applications for a change in effective control that would result in the control, by one person, of a dominant position in the delivery of television channels and/or programming to Canadians. The CRTC established the following framework to review transactions involving the change of ownership or control of broadcasting undertakings:

•	it will likely not approve transactions that would result in the control by one person of more than 45% of the total television audience share;

•	it would carefully examine transactions that would result in the control by one person of between 35% and 45% of the total television audience share; and

•	barring other policy concerns, it will likely approve transactions that would result in the control by one person of less than 35% of the total television audience share.

The CRTC also stated it would not approve applications for a change in the effective control of BDUs that would result in one person being in a position to effectively control the delivery of programming services in a market.

In June 2008, the CRTC submitted its report on the Canadian Television Fund (“CTF”) to the Minister of Canadian Heritage.  The CTF is primarily funded by contributions from BDUs and the Canadian government and provides funding to support certain Canadian produced programming, which has the effect of reducing the cost of the programming to broadcasters. The CRTC has recommended certain changes to the methodology used in allocating program funding to, among other things, improve fairness in the allocation of funding relative to private broadcasters and the public broadcaster.  The Minister of Canadian Heritage will make the final determination on the recommendations.

In May 2008, the CRTC issued a Public Notice related to the scope of an upcoming public proceeding regarding the continued appropriateness of the Exemption Orders for new media (including mobile).  We expect the focus of this proceeding to centre on the possibility of regulating and/or developing incentive regimes regarding professional broadcasting elements on new media distribution platforms (currently undefined).  The oral presentation phase of this proceeding is scheduled to begin in February 2009.

In April 2008, the CRTC held a public hearing to review the Framework for Specialty and Pay Television Services and the BDU Framework. Among other matters, the Broadcasting Distribution Regulations 1997 and related policies govern the carriage and distribution of cable and satellite distribution undertakings. In particular, the CRTC invited comments on the appropriateness of moving away from detailed regulations and relying more on market forces. For example, the CRTC considered making revisions to the regulations related to the composition and size of the basic tier, station/service access to BDU systems, and genre protection for analog and Category 1 specialty and pay television services. In addition, the CRTC considered issues related to BDU advertising. It also asked what the obligations of specialty television services should be in a new regulatory environment.  The CRTC considered a number of questions relating to VOD and the impact that it could have on broadcasters. The CRTC has further asked for comments regarding the process for authorizing the distribution of non-Canadian services if the genre protection rule were eliminated or if genres were defined more broadly.  The CRTC asked if changes were required to the current approach of admitting non-Canadian services into Canada.

The CRTC determinations on those issues were released on October 30, 2008.  Although there is some uncertainty regarding the timing of some of the changes and the full impact of the changes we have determined the following.  Except for services in the mainstream news and mainstream sports genres, most of the current rules relating to specialty service access to BDU systems remain in place (although certain terminology has changed).  Genre protection rules have been retained except for services in the mainstream news and mainstream sports genres where the CRTC has decided to “open up” those particular genres to competition.  The CRTC has also put in place a test to determine whether other genres should be “opened up” in the future.  Advertising limitations were retained for specialty services (typically at 12 minutes per hour).  The current test for admitting non-Canadian services into Canada has also been retained.  The CRTC has added more programming flexibility for Category A services (analog and Category 1 services), especially with regard to the ability to include different programming categories on each programming schedule.  Terrestrial BDUs such as cable operators must continue to offer a basic tier that at minimum consists of local and regional conventional television stations, while DTH satellite BDUs have a new requirement to carry at least one local/regional television station from each of the major broadcast companies (as defined in the determination) from each province.

Issues related to VOD will be determined in a separate proceeding, as will issues related to the ability of BDUs to directly access advertising revenue (e.g., through local availabilities).  Those proceedings are scheduled to begin in early 2009.

The CRTC also considered the possibility of requiring BDUs to pay a fee to television broadcasters for the carriage of their channels in local markets (fee for carriage) and requiring BDUs to obtain the consent of television broadcasters for the carriage of their stations outside of local markets (distant signals). On October 30, 2008, the CRTC rejected proposals for a fee for carriage, but supported broadcaster proposals related to distant signals.  As such, as an outcome of those proceedings, broadcasters were provided with the right to negotiate the terms under which their signals will be retransmitted to distant markets.  The CRTC also created a Local Programming Improvement Fund (“LPIF”) that will be available to stations operating outside the metropolitan centres of Toronto, Vancouver, Edmonton, Calgary, Anglo Ottawa, and Montreal.  Use of LPIF funding must be incremental to the respective stations current expenditures on local programming as measured against a baseline of local programming spending in 2005/2006, 2006/2007, and 2007/2008.  It is not clear at this time which stations, if any, will ultimately be able to access the LPIF given the conditions attached.  Monies for the LPIF will be generated by mandated contribution from licensed BDUs (1% of their respective gross revenue derived from broadcasting activities).

Foreign Ownership Restrictions

The Canadian government issued a CRTC Direction not to issue, amend or renew broadcasting licenses to applicants who are not “Canadian”. A corporation is deemed to be “Canadian” if (a) it is incorporated or continued under the laws of Canada or a province thereof; (b) the chief executive officer is a resident Canadian; (c) not less than 80% of the directors are resident Canadians; (d) Canadians beneficially own and control not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes; and (e) it is not otherwise effectively controlled by non-Canadians.

If a licensee is a subsidiary corporation, its parent corporation must also be incorporated or continued under the laws of Canada or a province thereof, and Canadians must beneficially own and control not less than 66 2/3% of the issued and outstanding voting shares and not less than 66 2/3% of the votes. In addition, unless Canadians own and control not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes of the parent corporation, and unless its chief executive officer and 80% of its directors are resident Canadians, neither the parent corporation, nor its directors, may exercise any control or influence over any programming decisions of the licensed subsidiary.

Restrictions on Transfers of Ownership and Control

The CRTC also imposes restrictions on the transfer of ownership and control of television channel licenses. A holder of a television channel license must obtain approval of the CRTC prior to any act, agreement or transaction that directly or indirectly would result in a material change of ownership or effective control of the licensee, or of a person who has, directly or indirectly, effective control of the licensee. These regulations require application to the CRTC if ownership increases to above 30% or to above 50%, in instances where prior to the act, agreement or transaction, such person owned less than 30% or less than 50%, respectively, of the licensee. Transferees of ownership or control of a licensee must demonstrate to the CRTC that the transfer is in the public interest. As such, they are required to provide a “benefit” package to the Canadian broadcasting system and the communities served by the licensee in the form of a financial contribution to be approved by the CRTC. A “benefit” package for television stations normally proposes to allocate the majority of the value to Canadian programming initiatives and must be equivalent to at least 10% of the CRTC-accepted value of the transaction.

Advertising

As described in “– CRTC Review of Canadian Over-the-air Broadcast Television,” in 2007, the CRTC issued a decision to liberalize over-the-air television advertising regulations. Under CRTC regulations, a television licensee was traditionally limited to broadcasting of a maximum of 12 minutes of advertising per hour. Where the program is longer than one hour, the advertising minutes are averaged over the broadcasting time of the program. Unpaid public service announcements and promotions of Canadian programming are not considered advertising time.  In addition, certain advertising content is regulated by the CRTC and by various other legislation and regulations, as well as by industry codes and standards.

As an incentive to induce Canadian broadcasters to broadcast more original Canadian dramatic programming, the CRTC introduced a program in 2004, which provides broadcasters with additional advertising minutes for each additional hour of original Canadian drama programming it airs over the baseline established by the CRTC (there are also expenditure- and viewing-related incentives). The broadcaster is entitled to use the advertising minutes to add commercial time to any programming it chooses.

In its 2007 TV policy decision, the CRTC stated that it would increase the permitted amount of advertising airtime for over-the-air television broadcasters. Non-traditional advertising, such as product placement and virtual advertisements, would no longer be considered advertising airtime.  Beginning September 1, 2008, over-the-air broadcasters are permitted to broadcast a maximum of 15 minutes of advertising per hour during all hours. The CRTC stated that it plans to eliminate all restrictions on the amount of advertising airtime on over-the-air television stations beginning September 1, 2009.

In its review of the Specialty and Pay Television Framework in 2008, the CRTC discussed eliminating the 12 minutes per hour cap on advertising minutes for specialty television channels. It also considered permitting advertising on VOD services, and allowing BDUs to negotiate for the right to sell a part of the advertising airtime on non-Canadian specialty channels. Increases in the number of advertising minutes which are available for sale from 12 minutes per hour may substantially increase the supply of commercial advertising minutes in the system. In circumstances where the demand exceeds 12 minutes per hour this will provide broadcasters the opportunity to increase their volume of advertising sales. This could result in an increase in advertising sales for the programming with the highest audiences. If there is no corresponding increase in the total television advertising market, this could result in a redistribution of advertising revenue among broadcasters. Permitting the sale of advertising in VOD programming and/or permitting BDUs to sell advertising in Canadian and/or U.S. specialty services could result in further competition and fragmentation of the advertising market.

Regulation of Subscriber Rates

For any service carried as part of the basic analog cable package, the rates that may be charged to subscribers are regulated by the CRTC and set forth as a condition of license. Many cable systems in Canada carry one or more of our analog services as part of their basic package. In the CRTC’s digital migration decision, it indicated that it will no longer establish basic rates for specialty services and will instead leave that to negotiation between the BDUs and the services.

Historically, the CRTC had set maximum rates that were applicable when discretionary services were carried as part of a basic package. While those rates were set as maximum rates, in practice they became the benchmarks for the rates for our specialty services. While those historical rates are expected to continue to serve as reference points, it is possible that BDUs will seek to negotiate lower subscriber rates in the future.

Copyright Act

Canadian copyright collectives representing copyright owners of music are entitled to collect royalties for the music broadcast on our channels. These royalties are established by the Copyright Board and paid by broadcasting channels and BDUs.

Canadian Publishing Regulation

The publication of newspapers in Canada is not directly regulated by federal or provincial laws. There are, however, indirect restrictions on the foreign ownership of Canadian newspapers by virtue of certain provisions of the Income Tax Act (Canada). The Income Tax Act limits the deductibility by Canadian taxpayers of expenditures for newspaper advertising to advertising that is made in, “Canadian issues of Canadian newspapers”, except in limited circumstances. For any given publication to qualify as a “Canadian issue of a Canadian newspaper,” the entity that publishes it, if publicly traded, must ultimately be controlled by Canadian citizens and, if a private company must be at least 75% owned by Canadians. In addition, the publication must, with limited exceptions, be printed and published in Canada. All of our newspapers qualify as “Canadian issues of Canadian newspapers” (or otherwise fall outside of the limitation on deductibility of advertising expenses) and, as a result, our advertisers generally have the right to deduct their advertising expenditures for Canadian tax purposes.

Australian Television Regulation

The Broadcasting Services Act (Australia) (“BSA”) regulates the commercial television industry in Australia.  The Australian Communications and Media Authority (“ACMA”) administers the BSA, and has responsibility for planning and licensing, programming and content standards, ownership and control of commercial broadcasting services, handling complaints and administering the allocation of the broadcasting frequency spectrum.

Ownership and Control

In October 2006, the Australian Government passed a media reform package, including the Broadcasting Services Amendment (Media Ownership) Act 2006.  The Act removed limitations in the BSA on foreign ownership and control of the Australian media, leaving the sector to be regulated under the Foreign Acquisitions and Takeovers Act 1975 and Australia’s general foreign investment policy.  It also removed a ban on cross-ownership of newspapers, commercial television licenses and commercial radio licenses within the same license area.  Two new diversity tests apply instead.  These limit a person to owning two out of three of newspapers, commercial television, and commercial radio within a single market, and require a minimum number of independent voices from these three media in a market.  Once the minimum number of voices is reached, no further cross-ownership will be allowed.

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

Digital Television

Metropolitan television networks were required to commence broadcasting on new digital channels on January 1, 2001 and simulcast their digital and analog services until 2008, or such time as determined by further review.  The Australian Government has since announced that the switch-off to a digital only service will be delayed, and will likely commence around 2013.  Regional and rural broadcasters have commenced staggered digital broadcasts since 2001.  Free-to-air broadcasters were previously not permitted to provide multiple digital channels or subscription services.  However, in 2006 the Australian Government adopted changes to the legislation which regulates digital television.  The legislation enables commercial free-to-air broadcasters to multi-channel a service in HD from January 1, 2007 and allows SD multi-channeling from January 1, 2009.

The Australian Government's auction of two new national digital channels licenses (Channels A and B) has been delayed.  Channel A can be used only for free, in-home community, narrowcasting or data-casting services.  Channel B can be used to provide the same services as Channel A, or used for free or subscription mobile television services.  They cannot be used to offer a commercial broadcasting service.

Network TEN had previously undertaken a major program to establish the infrastructure and operations necessary for digital terrestrial broadcasting and commenced digital broadcasting on January 1, 2001.

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

Turkey Radio Regulation

Radio broadcasting in Turkey is regulated by The Radio and Television Supreme Council.

Licensing

In 1994, the Turkish regulator issued legislation pertaining to new procedures for the allocation of broadcasting frequencies and issuance of broadcasting licenses. The legislation has not become effective and no date has been established for it to come into force. Consequently, the broadcasting frequencies allocated and licenses issued to the Company are of an indefinite term.

Ownership and Control

Turkish media ownership restrictions allow an individual or corporation to hold only one radio license. Turkish law places restrictions on foreign ownership of licenses and limitations on ownership of multiple licenses. Under Turkish law we are not permitted to have an equity interest in more than one broadcast license and our ownership is restricted to 25% equity ownership of the license.

Intellectual Property

We use a number of trademarks for our products and services. Many of these trademarks are registered by us in the appropriate jurisdictions. In addition, we have legal rights in the unregistered marks arising from their use.

We have taken affirmative legal steps to protect our trademarks, and we believe our trademarks are adequately protected.

Television programming and motion pictures are granted legal protection under the copyright laws of the countries in which we operate, and there are substantial civil and criminal sanctions for unauthorized duplication and exhibition. The content of our newspapers and websites is similarly protected by copyright. We own copyright in each of our publications as a whole, and in all individual content items created by our employees in the course of their employment, subject to limited exceptions. We have entered into licensing agreements with wire services, freelancers and other content suppliers on terms that are sufficient to meet the needs of our publishing operations. We believe we have taken appropriate and reasonable measures to secure, protect and maintain our rights or obtain agreements from licensees to secure, protect and maintain copyright protection of content produced or distributed by us.

We have registered a number of domain names under which we operate websites associated with our television and publishing operations. As every internet domain name is unique, our domain names cannot be registered by other entities as long as our registrations are valid.

Environmental Protection

Substantially all of our operations are subject to laws and regulations concerning, among other things, air, water and sewer discharges, handling, storage and disposal of wastes, recycling, remediation of contaminated sites and otherwise relating to protection of the environment. We believe all of our operations, including our publishing operations, are in compliance with applicable environmental protection laws and our own internal environmental compliance standards in all material respects. Ensuring environmental compliance has not given and is not expected to give rise, in the aggregate, to any material adverse financial or operational effects upon our business.

Nevertheless, more stringent environmental laws, as well as more vigorous enforcement policies or discovery of previously unknown conditions requiring remediation, could result in additional costs that may have such effects.

ORGANIZATIONAL STRUCTURE

The following chart illustrates our relationship to our parent and principal subsidiaries and indicates each company’s respective jurisdiction of incorporation and the percentage of voting securities held by each company’s parent company, in each case as of August 31, 2008.  Entities are 100% owned unless otherwise indicated.

__________
(1)
We hold a 20% interest in this company which holds the broadcast license for one of our Turkish radio stations. In addition, we hold an indirect option to acquire a 100% equity interest in this company and three other Turkish companies which each hold a broadcast license for our remaining three Turkish radio stations.

(2)	We hold two-thirds of the voting shares and 35% of the equity interest in this company.

PROPERTY, PLANT AND EQUIPMENT

Our corporate head office is located in leased space located at 31st Floor, Canwest Place, 201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3L7.

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

Our Turkey radio stations operate from a leased facility in Istanbul which houses all of our studio, sales and administrative operations.  Our radio signals are distributed for over-the-air terrestrial analog broadcasting via satellite to transmitters we own on rented tower space in 36 cities around Turkey for Super FM, 24 cities for Metro, and Istanbul only for Joy FM and Joy Turk.

Ten Holdings owns its facilities in Adelaide, Perth and Brisbane. Properties in Sydney and Melbourne are under lease.
Substantially all of our owned property has been pledged as security under our credit facilities.

We currently are aware of no material environmental issues affecting the use of our properties.

Capital Expenditures

For a description of our principal capital expenditures during the past three fiscal years, see “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

We are an international media company and are one of Canada’s largest media companies. We are Canada’s largest publisher of English language daily newspapers, and own, operate and/or hold substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, websites, and radio stations and networks in Canada, Australia and Turkey.

KEY FACTORS AFFECTING SEGMENT REVENUES AND OPERATING INCOME

Television Broadcast

We have three television segments. Our Canadian television segment includes our television networks in Canada as well as TVtropolis and our five Canadian specialty television channels. The CW Media television segment includes the operations of Canadian specialty television channels held by CW Investments acquired in fiscal 2007 which were accounted for under the equity method until December 20, 2007, when the CRTC approved the transfer of effective control subject to certain conditions which were subsequently satisfied. Since December 21, 2007, the balance sheet and the results from operations have been consolidated. Our Australian television segment includes our interest in Ten Holdings, which owns and operates Network TEN.

We generate the majority of our television revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels. Subscriber revenue is recorded monthly based on subscriber levels. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television revenues less predictable than our publishing revenues.

For fiscal 2009, for Canadian and CW Media television operations we expect that our advertising revenues may be negatively affected as a result of weakened economic conditions. In general, we expect to sustain or improve the performance of our television channels as it relates to our audience share, and that the performance of our specialty television channels will continue to outpace that of our conventional television channels. We expect that subscriber revenues, which make up approximately 5% of our Canadian television revenues and 41% of our CW Media television revenues, will remain stable. In Australia we expect that television advertising revenues may be negatively affected by weakened economic conditions.

Publishing

Our publishing segment includes the publication of a number of newspapers and magazines, including metropolitan daily newspapers as well as operation of canada.com and other internet operations. All of our publishing operations with the exception of the National Post and The New Republic are held by the Limited Partnership.  Our publishing revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers and digital advertising revenue from our internet operations. Our newspaper and interactive advertising revenues are a function of the volume or linage of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales at retail outlets and vending machines. Circulation revenues are a function of the number of newspapers we sell and the average per copy prices we charge.

For fiscal 2009, we expect a challenging advertising market as a result of weakened economic conditions. In this environment, we expect it may be difficult to sustain the advertising revenue growth we have experienced in recent years but we expect that circulation revenue will remain stable. We also expect our expenses to increase moderately in the coming fiscal year as a result of normal wage escalations, higher distribution costs and higher newsprint costs. While newsprint costs decreased in fiscal 2008 and 2007, we expect this trend to reverse in fiscal 2009 with prices increasing significantly in the first half of the year.

Radio

Our radio segment consists of our radio operations in Turkey, which earns substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners.

Out-of-home advertising

Our Out-of-home advertising segment consists of Ten Holdings’ wholly owned subsidiary, Eye Corp, which generates revenue from the sale of out-of-home advertising. Eye Corp’s advertising revenues are a function of overall out-of-home advertising demand and advertising rates. Eye Corp’s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp’s displays.

Foreign Currency Effects

We operate internationally and have foreign currency exposure arising from our operations in Australia, United States and Turkey which expose our revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar, the United States dollar and the New Turkish Lira, respectively. A decline in value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the Canadian dollar has the opposite effect.

During fiscal 2008, the Canadian dollar depreciated against the Australian dollar by 2%, United States dollar by 10% and the New Turkish Lira by 3% as compared to currency translation rates for the same period in the prior fiscal year.

Seasonality

Our advertising revenues are seasonal. Revenues are typically highest in the first and fiscal third quarters, while expenses are relatively constant throughout the year.

ACQUISITIONS AND DIVESTITURES

We have made a number of acquisitions and divestitures that affect the comparability of our results from period to period.

•	In July 2008, we completed the sale of our United Kingdom radio segment.

•
In August 2007 we, along with Goldman Sachs completed our acquisition of Alliance Atlantis. Concurrent with the completion of the acquisition, Alliance Atlantis’ broadcast, entertainment and movie distribution businesses were reorganized. We do not have any continuing interest in the entertainment or movie distribution business. We hold 67% of the voting shares and approximately 35% of the equity interest in the broadcast operations, which compose our CW Media television segment. The principal business of CW Media is operating 13 specialty television channels in Canada and holding interests in five other specialty television channels. These operations were held in trust subject to CRTC approval of our application for change of control on December 20, 2007. We have consolidated this investment however, the operations in trust were accounted for under the equity method until December 20, 2007.

•
In July 2007, the Limited Partnership redeemed its Class A partnership units thereby completing the purchase of the 25.8% interest that was owned by the CanWest MediaWorks Income Fund. Because these operations were already consolidated in our audited consolidated financial statements, this transaction does not have a significant impact on our consolidated results of operations. The financing for the transaction has increased our consolidated long-term debt.

•	In June 2007, we completed the sale of our New Zealand television and radio segments.

•	During 2007, we completed the purchase of The New Republic, a bi-weekly subscription magazine in the United States.

•	During 2007, Eye Corp completed the 100% purchases of Ultimate Media Group in Australia and Foxmark Media Group in the United States.

•	In August 2006, we completed the sale of TV3 Ireland.

•	In June and July 2006, Eye Corp acquired the remaining 50% of Eye Outdoor Pty Limited, 100% of Outdoor Plus Pty Limited and 100% of Eye Corp (USA) Inc. (formerly Media Choice).

•	In April 2006, we acquired economic control of the assets and operations of four radio stations in Turkey.

•
In September 2005, we acquired a radio license to operate a station in the Solent region of the United Kingdom. This radio station, Original 106 FM, commenced operations in October, 2006. In September 2006, we were awarded a second radio broadcast license in the United Kingdom in Bristol, which began operations in fiscal 2007. In January 2007, we were awarded a third radio broadcast license in the United Kingdom in Aberdeen, which launched in October 2007. In July of 2008 we disposed of our United Kingdom radio operations.

•
In October 2005, we completed the initial public offering of the CanWest MediaWorks Income Fund, which reduced our ownership of our publishing operations and certain shared services from 100% to 74.2%. As described above, the Limited Partnership reacquired this ownership stake in July 2007.

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

Goodwill and Intangible Assets

We estimate the useful lives of intangible assets primarily based on their contractual terms and renewability, and on historical customer turnover rates. Significant changes in these factors could result in changes to the life of intangible assets. As at August 31, 2008 we had $1,645 million of indefinite life intangible assets and $112 million of finite life intangible assets and $2,327 million of goodwill on our balance sheet. The most significant intangible assets are broadcast licenses and newspaper mastheads.

For determining the fair value of our reporting units, we use both the income and market approaches. Under the income approach, we estimate the discounted future cash flows for three to five years and a terminal value for each of the reporting units. The future cash flows are based on our best estimates considering historical and expected operating plans, marketing, content procurement and development strategy, economic conditions, and general outlook for the industry and markets in which the reporting unit operates. The discount rates used by us are based on an optimal debt to equity ratio and considers the risk free rate, market equity risk premium, size premium and operational risk premium for possible variations from our projections. The terminal value is the value attributed to the reporting unit’s operations beyond the projected period of 2013 using a perpetuity growth rate based on industry, revenue and operating income trends and growth prospects. Under the market approach, we estimate fair value by multiplying maintainable earnings before interest, income taxes, depreciation, amortization and other non-recurring costs by multiples based on market comparables adjusted for a control premium. The estimation process results in a range of values for which we use the simple average of the mid-points under each approach.

The fair value of mastheads for each publication is estimated using a relief-from-royalty approach using the present value of expected after-tax royalty streams through licensing agreements. The key assumptions under this valuation approach are royalty rates, expected future revenues and discount rates. The fair values of broadcast licenses are determined individually or based on a group of licenses that operate together using a Greenfield discounted cash flow approach. This approach hypothetically re-measures the broadcast licenses assuming the business is commencing its operations on August 31, 2008. The key assumptions under this valuation approach are future revenues, costs of a hypothetical start-up broadcast operation and discount rates.

Our assumptions are affected by current market conditions, which may affect expected revenues, particularly advertising revenues and, to a lesser extent, subscriber revenues. In addition, while we continue to implement cost savings initiatives, operating costs may increase more significantly than expected. We also have significant competition in the markets in which we operate which may impact our revenue, procurement of content and operating costs. We have made certain assumptions for the discount and terminal growth rates to reflect possible variations in the cash flows; however, the risk premiums expected by market participants related to uncertainties about the industry, specific reporting units or specific intangibles assets may differ or change quickly depending on economic conditions and other events. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of goodwill and intangible assets and we would be required to recognize further impairment losses.

As at August 31, 2008, our estimates of fair values of all operating segments, except for the Publishing, CW Media television and Turkey radio segments, exceeded their respective carrying values by at least 20%. As at August 31, 2008, we estimate of fair values of indefinite life intangibles for all operating segments, except for Canadian television, certain Publishing mastheads and Turkey radio, exceeded their respective carrying values by at least 20%. Accordingly, the goodwill of the Publishing, CW Media television and Turkey radio, as well as Canadian television and Turkey radio broadcast licenses and certain Publishing mastheads are at greater risk of impairment should future valuations result in the determination of lower values.

Income Taxes

We are subject to income taxes in Canada and foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Management uses judgment in interpreting tax laws and determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability. Actual income taxes could vary significantly from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. Our income tax recovery was $23 million for the year ended August 31, 2008. Future tax assets were $421 million, while future tax liabilities were $207 million at August 31, 2008. See note 16 to our audited consolidated financial statements.

Accounting for Pension and Other Benefit Plans

The cost of defined benefit pension and other retirement benefits earned by employees is calculated based on management’s estimates of expected plan investment performance, salary escalation, retirement ages of employees, the discount rate used in measuring the liability and expected health care costs. For fiscal 2008 and 2007, based on the investment mix, current yields and experience, management estimated the long-term rate of return on plan assets to be 7.15% and 7.25%, respectively. The discount rate used in measuring the liability was 6.10% for post retirement plans and 6.15% for pension plans in fiscal 2008 compared to 5.60%, for both types of plans in fiscal 2007. The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. For fiscal 2008 and 2007, management assumed that salaries would increase by 3.70% and 3.40%, respectively. The defined benefit pension and other retirement benefit expense we recorded for the year ended August 31, 2008 was $37 million. As at August 31, 2008 our total plan assets were $411 million and, our obligations were $567 million, resulting in an aggregate plan deficit of $156 million. For accounting purposes the effect of certain items which impact the valuation of the liability are deferred and amortized over the average remaining service life of our employees. As at August 31, 2008, the total of these amounts which reduces our liability for accounting purposes is $81 million which is being amortized over 11 years for pension plans and 12 years for post-retirement benefit plans. Use of different assumptions would vary results.
The fair value of pension assets was based on a measurement date of June 30, 2008. Subsequent to the measurement date, as a result of market conditions, fair values of pension assets have declined significantly. If the asset value does not recover in the near term our future pension expense and funding requirements may increase and these increases may be significant.

Broadcast Rights

At August 31, 2008, we had $470 million in broadcast rights. Broadcast rights represent the right to air various forms of programming. Broadcast rights and the corresponding payable are recorded when the license period begins and the programs are available for telecast. First run foreign programming is primarily acquired on a “pay-for-play” basis and is immediately aired, while some foreign and most domestic programming may be carried in inventory and amortized over a series of plays. The net realizable value of broadcast rights are based on various estimates and assumptions including anticipated number of showings, projections of future estimated cash flows based on the time slots in which the programs will be aired and discount rates. These projections and assumptions, which are based on management's best estimates at the time of the net realizable value testing, involve uncertainties. Inventories are reviewed regularly to ensure that the net realizable value of the broadcast rights exceeds their book value.

Puttable Interest in Subsidiary

We and Goldman Sachs have agreed to certain put rights and call rights with respect to Goldman Sachs’ interest in the common shares of CW Investments, which are exercisable in 2011, 2012 and 2013, subject to certain restrictions. Under this agreement, the value of the Goldman Sachs interest under the put and call provisions is determined by a formula which varies based upon the adjusted combined segment operating profit (“Combined Segment Operating Profit”) of the our Canadian television segment plus our CW Media specialty television operations. In 2011, subject to any necessary regulatory approvals, we shall effect the combination of CW Media and our Canadian television segment. The relative ownership interests in the combined company will be calculated based upon an enterprise value which is determined based on a multiple of twelve times the Combined Segment Operating Profit for the twelve months ended March 31, 2011 less the consolidated net indebtedness of CW Investments at that time. The Goldman Sachs share is determined based upon a rate of return which varies based on the combined segment operating profit.

In each of 2011, 2012 and 2013 we will have the right to cause CW Media to purchase (or it may purchase itself) up to 100% of Goldman Sachs’ interest in CW Investments, subject to CW Investments remaining below a maximum consolidated leverage ratio if less than 100% of the Goldman Sachs interest is acquired (the “call right”). In the event that we or CW Media does not exercise the call right with respect to at least 50% of Goldman Sachs’ interest in 2011, Goldman Sachs has the right to require CW Investments to acquire interests, which, together with any interests purchased pursuant to our call in 2011, would equal up to 50% of Goldman Sachs’ interest, subject to CW Investments remaining below a maximum consolidated leverage ratio. Goldman Sachs also has the right to require CW Investments to purchase any remaining interests that it holds in 2013. In the event that we or CW Investments has not acquired 100% of the Goldman Sachs equity interest by the expiration date of the last put right in 2013, then Goldman Sachs will be entitled to sell CW Investments, subject to our right of first offer, failing which Goldman Sachs will have the right to require CW Investments to effect an initial public offering of CW Investments to effect its exit.

For purposes of determining the pricing under the put and call rights, regardless of actual results, we and Goldman Sachs have agreed to certain minimum amounts of Combined Segment Operating Profits of $230 million, $250 million and $280 million in each of 2011, 2012 and 2013, respectively. This minimum will not apply for purposes of determining the value applicable on exercise of Goldman Sachs’ put rights, except that if the put is exercised in 2011, the value will be based upon an agreed total enterprise value of no less than $2.5 billion less the consolidated net indebtedness of CW Media as at March 31, 2011.

The Goldman Sachs puttable interest in CW Investments is classified as a financial liability. It was initially recorded based on the amount invested by Goldman Sachs on August 15, 2007. The puttable interest in CW Investments is carried at amortized cost using the effective interest method. Under this method the carrying amount of the liability is measured by computing the present value of the estimated future cash flows at the original effective rate of 19%, which was determined based on the initial estimated amounts to settle the liability in 2011 and 2013. The liability will accrete to the estimated amount to settle the liability through charges to net earnings which are recorded as Accretion of long-term liabilities. As at August 31, 2008, the puttable interest liability was re-measured, based on management’s current expectations of the amounts required to settle the put options which represent a decrease compared to the prior year’s estimates. The present value of the effect of the decrease of $33 million has been recorded as a reduction of the liability as at August 31, 2008 and a reduction of the accretion expense for the year then ended.

The future estimated cash flows are calculated based the formula described above and will vary based on changes in expected and actual Combined Segment Operating Profit of the CW Media and Canadian Television segments and based on changes in actual and expected CW Investments consolidated debt. While we have computed the carrying amount using estimates of the Combined Segment Operating profit and debt including expected future advertising and subscriber revenue, expected future operating expenses, expected components of cash flows including which will affect CW Investments debt that are reasonable and supportable, it is reasonably possible that the carrying value may increase or decrease by a material amount based on changes in future estimates of or actual Combined Segment Operating profit and CW Investments net debt.

Derivative Financial Instruments

At August 31, 2008, we had derivative instruments of $427 million. We estimate the fair value of the derivative financial instruments by using market analyses which take into account forward interest rate curves and foreign exchange rates. The value of the derivatives is subject to change based on changes to the underlying interest rates and foreign exchange rates. A 0.25% change in interest rates would change the fair value of the derivatives by $9 million and a $0.01 change in foreign exchange rates would change the fair value of the derivatives by $28 million.

CHANGES IN ACCOUNTING POLICIES

Comprehensive Income and Financial Instruments

On September 1, 2007, we adopted CICA 1530, “Comprehensive Income”, 3251, “Equity”, 3855, “Financial Instruments – Recognition and Measurement”, 3861, “Financial Instruments – Disclosure and Presentation” and 3865, “Hedges”. The adoption of these new standards resulted in changes in accounting for financial instruments as well as the recognition of certain transition adjustments that have been recorded in opening Accumulated Other Comprehensive Income (“AOCI”) and retained earnings. We adopted these standards retroactively at the beginning of the year, and, in accordance with the transitional provisions, the prior period balances have not been restated except for the presentation of the currency translation account. The principal changes in the accounting for financial instruments due to the adoption of these accounting standards are described below.

Comprehensive Income

Section 1530 introduces comprehensive income, which represents the change in an entity’s net assets that results from transactions, events and circumstances related to sources other than the entity’s shareholders. Comprehensive income consists of net earnings and Other Comprehensive Income (“OCI”). In accordance with Canadian GAAP, certain revenue, expenses, gains and losses, such as unrealized gains and losses on available-for-sale investments, unrealized foreign currency gains and losses on self sustaining foreign operations and the effective portion of gains and losses on derivatives designated as cash flow hedges, that are excluded from net earnings are reorganized in OCI.

Equity

Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530. Upon adoption of these standards, we have presented consolidated statements of comprehensive income for changes in these items during the period. Cumulative changes in OCI are included in AOCI which is presented as a new category within our equity on our consolidated balance sheets.

Financial Instruments – Recognition and Measurement and Financial Instruments – Disclosure and Presentation

These new standards prescribe when a financial instrument is to be recognized and derecognized from the balance sheet and at what amount these financial instruments should be recognized. It also specifies how financial instrument gains and losses are accounted for. Under these new standards, all financial assets are classified as held-for-trading, held-to-maturity, loans and receivables or available-for-sale, and all financial liabilities must be classified as held-for-trading or other financial liabilities. In addition, an entity has the option to designate certain financial assets or liabilities as held-for-trading or financial assets as available-for-sale on initial recognition or upon adoption of these standards, even if the financial instrument was not acquired or incurred for the purpose of selling or repurchasing it in the near term.

All financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. After initial recognition, financial instruments should be measured at their fair values, except for financial assets classified as held-to-maturity or loans and receivables and other financial liabilities, which are measured at amortized cost using the effective interest method. Financial assets classified as available-for-sale that do not have a quoted market price in an active market are measured at cost. Amortization related to financial assets classified as held-to-maturity or loans and receivables and other financial liabilities is recorded in net earnings using the effective interest method. Gains and losses related to financial assets and financial liabilities classified as held-for-trading are recorded in net earnings in the period in which they arise. If a financial asset is classified as available-for-sale, the cumulative unrealized gain or loss is recognized in AOCI and recognized in net earnings upon the sale or other-than-temporary impairment.

Upon adoption, our financial assets and financial liabilities were classified as follows:

•	Cash and cash equivalents are classified as held-for-trading. Changes in fair value for the period are recorded in net earnings.

•	Accounts and other receivables are considered loans and receivables and are initially recorded at fair value and subsequently measured at amortized cost.

•
Due from related parties and advances to regulated entities are initially recorded at carrying amount or exchange amount, as appropriate, and are subsequently recorded at amortized cost. Interest income is recorded in net earnings, as applicable.

•
Other investments in equity instruments are classified as available-for-sale. Accordingly, as at September 1, 2007, investments were decreased by $1.8 million and opening AOCI decreased by $1.8 million, net of future income taxes of nil, to recognize investments at fair value at transition. We apply trade date accounting for these investments. Accordingly, other investments in equity securities are recognized by us on the day we commit to purchase and derecognized on the day we commit to sell. Changes in fair value for the period are recorded in OCI, unless they are other than temporarily impaired at which time the impairment is reclassified from AOCI to net earnings. Available-for-sale financial assets that do not have a quoted market price in an active market are measured at cost unless they are temporarily impaired at which time the impairment is recorded in earnings.

•
Revolving credit facilities, bank indebtedness, accounts payable and accrued liabilities, broadcast rights payable, long-term debt and puttable interest in subsidiary are considered other financial liabilities and are initially recorded at fair value and subsequently measured at amortized cost. Interest expense is recorded in net earnings, as applicable.

The new standards require all derivative financial instruments to be measured at fair value on the consolidated balance sheet, even when they are part of an effective hedging relationship. An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. If certain conditions are met, an embedded derivative is bifurcated from the host contract and accounted for as a derivative in the consolidated balance sheet, and measured at fair value. Upon adoption, entities have the option to recognize as an asset or liability all embedded derivative instruments that are required to be bifurcated from their host contracts or to select the beginning of a fiscal year ending no later than March 31, 2004 as its transition date for embedded derivatives. We have selected September 1, 2002 as its transition date for embedded derivatives. As at September 1, 2007, we determined that we do not have any material outstanding contracts or financial instruments with embedded derivatives that require bifurcation.

Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are included with the related financial instrument on initial recognition. On September 1, 2007, transaction costs consisted of debt issuance costs of $57.4 million which have been reclassified as a reduction of the related long-term debt. Accordingly, other assets were decreased by $55.5 million and long-term debt was decreased by $57.4 million and opening retained earnings was decreased by $1.3 million, net of future income taxes of $0.6 million, to account for the measurement difference upon adoption of the effective interest rate method.

Hedges

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 “Hedging Relationships”, and the hedging guidance in Section 1651 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

We have various derivative contracts outstanding to manage interest rate and foreign currency risks where there is corresponding debt outstanding that qualifies for hedge accounting under the provisions of Section 3865. We have designated certain of these hedging relationships as cash flow hedges and certain of these hedging relationships as fair value hedges, as appropriate. We use these derivatives to manage the interest rate and foreign exchange risks associated with the related debt instruments.

Cash Flow Hedges

The fair value of cash flow hedges, in an effective designated relationship, are recorded on the balance sheet as part of Hedging derivative instruments. Cash flows related to the hedged item are classified in the same categories as the hedged item. In a cash flow hedge, the effective portion of the change in fair value of foreign currency and interest rate swaps is recognized in OCI and reclassified to net earnings during the periods when the variability of the cash flows of the hedged items affects net earnings.  The ineffective portion is recognized in net earnings as interest expense and foreign exchange gains (losses), as appropriate. When payments are made on the underlying instruments, the realized portions of the amounts previously recognized in AOCI are reclassified to interest expense and foreign exchange gains (losses), as appropriate. When the hedging item ceases as a result of maturity, termination or cancellation, then the amounts previously recognized in AOCI are reclassified to net earnings during the periods when the variability in the cash flows of the hedged items affects net earnings. Gains and losses on the foreign currency and interest rate swaps are reclassified immediately to net earnings when the hedged items are extinguished. On adoption, as at September 1, 2007, hedging derivative instruments were increased by $48.5 million, long-term debt was decreased by $17.6 million, future income taxes were decreased by $9.9 million and opening AOCI was decreased by $21.0 million, to measure the foreign currency and interest rate swaps at fair value on the consolidated balance sheet and the effective portion of the hedging relationship in AOCI.

Fair Value Hedges

The changes in fair value of fair value hedging derivatives are recorded in Interest rate and foreign currency swap gains (losses) in the statement of net earnings. In addition, basis adjustments of the hedged instrument are also recorded in Interest rate and foreign currency swap gains (losses). We amortize the basis adjustment when the hedged item ceases to be subject to a basis adjustment. The fair value of fair value hedges are recorded on the balance sheet as Hedging derivative instruments and cash flows are classified in the same categories as the hedged item.

As at September 1, 2007, hedging derivative instruments were increased by $223.4 million, long-term debt was decreased by $220.1 million related to the basis adjustment, future income taxes were decreased by $1.0 million and opening retained earnings was decreased by $2.3 million relating to the cumulative ineffectiveness of the fair value hedges.

Capital Disclosures

We adopted CICA 1535, “Capital Disclosures” which requires us to disclose information that enables users of our financial statements to evaluate our objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. This information is disclosed in note 23 of the audited consolidated financial statements.

Financial Instrument Disclosures and Presentation

We adopted CICA 3862, “Financial Instrument – Disclosures” and CICA 3863, “Financial Instruments – Presentation” which revises and enhances the current disclosure requirement related to financial instruments. The additional disclosures include disclosures relating to the designation of each financial asset, assets held for trading, assets pledged for liabilities or contingent liabilities, allowance for credit losses, where an instrument has both liability and equity components and multiple embedded derivatives, accounting policies and the basis of measurement used in preparing the financial statements and qualitative and quantitative disclosures related to risks arising from financial instruments. CICA 3863 revises the current presentation of financial instruments and non-financial derivatives. CICA 3863 addresses the classification of financial instruments between liabilities and equity, the classification of related interest, dividends, losses and gains and circumstances in which financial assets and liabilities are offset. This information is disclosed in note 22 of the audited consolidated financial statements.

FORTHCOMING CHANGES IN ACCOUNTING POLICIES

Assessing Going Concern

The Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, “General Standards of Financial Statement Presentation” to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. We plan to, and must, apply the new standard effective September 1, 2008. We do not expect the adoption of such standard to have a significant impact.

Inventories

The AcSB issued CICA 3031, “Inventories”, which we must apply for our fiscal year beginning on September 1, 2008. CICA 3031 prescribes the measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost including allocation of overheads and other costs to inventory. Reversals of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories. The new standard will be effective for us September 1, 2008. We do not expect the adoption of such standard to have a significant impact.

Goodwill and Intangible Assets

The AcSB issued CICA 3064, “Goodwill and Intangible assets”, which we must apply for our fiscal year beginning on September 1, 2009. CICA 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CICA 3064 expands on the criteria when intangible assets can be recognized. CICA 3064 applies to internally generated intangible assets such as research and development activities and rights under licensing agreements. The section also indicates that expenditures not meeting the recognition criteria of intangible assets are expensed as incurred. We plan to, and must, apply these new standards effective September 1, 2009. We do not expect the adoption of such standard to have a significant impact.

International Financial Reporting Standards

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five-year transitional period. In February 2008, AcSB announced that IFRS will be used for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Our transition date of September 1, 2011, will require the restatement for comparative purposes of amounts reported in our financial statements for the year ended August 31, 2010. While we have begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

OPERATING RESULTS

Introductory Note

Segment Operating Profit

In the discussion that follows, we provide information concerning our segment operating profit. See note 27, Segmented Information, to our audited consolidated financial statements. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

Operating Income Before Amortization

We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under Canadian GAAP. Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings determined in accordance with Canadian GAAP as an indicator of our performance. Our method of calculating operating income before amortization may not be comparable to similarly titled measures used by other companies. A reconciliation of operating income before amortization to net earnings, which is the most closely comparable GAAP measure, is provided in “– Reconciliation of Non-GAAP Financial Measures.”

Fiscal 2008 Compared to Fiscal 2007

Following is a table summarizing segmented results for the year ended August 31, 2008 and August 31, 2007. See note 27, Segmented Information, to our audited consolidated financial statements:

	Revenue		Segment Operating Profit
	2008	2007(1)	2008	2007(1)
	$000	$000	$000	$000
Operating Segments
Publishing	1,302,456	1,285,298	294,415	269,096
Television
Canada	670,702	683,035	44,375	61,266
CW Media	360,024	-	120,571	-
	1,030,726	683,035	164,946	61,266
Australia	752,530	738,475	185,474	205,251
	1,783,256	1,421,510	350,420	266,517

Radio - Turkey	15,012	14,920	5,831	5,832
Out-of-home	161,641	146,226	6,369	416
Inter-segment revenue elimination	(7,613)	(3,796)	-	-
Corporate and other	-	-	(34,223)	(32,958)
Corporate development expenses	-	-	-	(16,910)
Restructuring expenses	-	-	(20,715)	-
	3,254,752	2,864,158	602,097	491,993
Elimination of equity accounted affiliates(2)	(108,767)	-	(44,440)	-
Total revenue	3,145,985	2,864,158
Operating income before amortization(3)			557,657	491,993
__________
(1) Revised to reflect the classification of our United Kingdom radio segment as discontinued operations.
(2) Elimination of our equity interest in regulated entities of CW Media up to December 20, 2007.
(3) See “– Reconciliation of Non-GAAP Financial Measures.”

Consolidated Results

Revenue. Consolidated revenue of $3,146 million for the year ended August 31, 2008, increased $282 million, or 10%, from $2,864 million for the year ended August 31, 2007. This increase is primarily attributable to the addition of $251 million in CW Media television revenue, an increase of 3% in our international media operations, which consist of Australia television, out-of-home, and Turkey operations, and an increase of 1% in our publishing operations. This was partly offset by a decrease of 2% in Canadian television.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization for the year ended August 31, 2008 increased $216 million, or 9%, to $2,588 million from $2,372 million in fiscal 2007. This increase reflects the addition of $175 million in CW Media television expenses, restructuring expense related to the Canadian television and publishing operations of $21 million and expense increases in our Australian operations.

Operating income before amortization. Consolidated operating income before amortization for the year ended August 31, 2008 increased by $66 million, or 13%, to $558 million from $492 million for fiscal 2007, including the $21 million increase in expenses related to restructuring activities. See note 28 of our audited consolidated financial statements for a detailed description of our restructuring activities.  The increase in operating income before amortization reflects the addition of $76 million in CW Media television operating income before amortization, increases in our Publishing and Out-of-home segments partly offset by declines in our Canadian and Australian television segments.

Amortization. Amortization of intangibles was $9 million for the year ended August 31, 2008 compared to $6 million for fiscal 2007, reflecting amortization related to acquisitions made in fiscal 2007. Amortization of property and equipment was $113 million for the year ended August 31, 2008 compared to $92 million for fiscal 2007, reflecting additions made in fiscal 2008 and 2007.

Interest expense. Interest expense was $328 million for the year ended August 31, 2008 compared to $190 million for the year ended August 31, 2007, primarily reflecting additional debt entered into in fiscal 2007 by CW Media, to finance the acquisition of its specialty television operations, and the Limited Partnership, to finance the repurchase of the 25.8% ownership interest of our Canadian Newspaper and interactive operations owned by the CanWest MediaWorks Income Fund. In addition, interest expense has increased by $15 million due to the adoption of new accounting policies whereby debt issuance costs are included in the effective interest rate of the financial liabilities.

Accretion of long-term liabilities. For year ended August 31, 2008, we have recorded an accretion expense of $68 million as we have recorded certain long-term liabilities at their present value which must be accreted to their estimated value over the term of these liabilities. This charge is primarily related to the Goldman Sachs puttable interest in CW Investments which is classified as a financial liability with an estimated accretion rate of approximately 19%. We estimate the fair value of the puttable interest liability based on management’s forecasts. Included in accretion expense for the year ended August 31, 2008 is a credit of $33 million from the adjustment to the future estimated cash flows.

Amortization of deferred financing cost. Amortization of deferred financing costs was nil for the year ended August 31, 2008 compared to $13 million in fiscal 2007. This is the result of a change in accounting policy whereby the amortization of these debt issuance costs is now included in the effective interest rate of the financial liability.

Interest rate and foreign currency swap gains/losses. For the year ended August 31, 2008, we recorded losses of $54 million to adjust the book value of certain swap instruments to fair value at the balance sheet date. This relates to fair value hedge adjustments and to swaps that do not qualify for hedge accounting, primarily because the related debt has been settled. For the year ended August 31, 2007, we recorded gains of $16 million.

Foreign exchange gains/losses. We recorded foreign exchange losses of $10 million for the year ended August 31, 2008, which primarily relates to the foreign currency losses related to U.S. denominated debt that is not hedged partly offset by gains related to our intercompany advances to our Turkish operations which are expected to be repaid in the future. For the year ended August 31, 2007, we recorded gains of $10 million related to our intercompany advances to our Turkish operations and debt denominated in U.S. dollars that is not hedged.

Investment gains, losses and write-downs. We recorded investment losses of $30 million for the year ended August 31, 2008. The investment loss is primarily due to an impairment loss in the value of an investment in a publicly traded company. For the year ended August 31, 2007, we recorded an investment gain of $8 million mainly related to the sale by Ten Holdings of a Malaysian investment.

Impairment loss on intangible assets. We recorded impairment losses on intangible assets of $409 million for the year ended August 31, 2008. The loss is due to an impairment of broadcast licenses of Canadian television due to lower near-term profit expectations as a result of the current outlook for the Canadian conventional television advertising market.

Impairment loss on goodwill. We recorded impairment losses on goodwill of $601 million for the year ended August 31, 2008. The loss is primarily due to an impairment of goodwill of Canadian television, due to lower future profit expectations as a result of the current outlook for the Canadian conventional television advertising market growth.

Income taxes. Our income tax recovery was $23 million for the year ended August 31, 2008 compared to income tax expense of $94 million for fiscal 2007. The effective tax rate for the year ended August 31, 2008 differed from our statutory rate of 33% due to adjustments in the income tax expense, including $272 million to the broadcast license and goodwill impairments, $20 million related to non-deductible accretion expenses, $9 million related to changes in valuation allowance and $8 million related to non-deductible expenses.  These expenses were partly offset by $7 million due to foreign income tax rates being lower than Canadian income tax rates. See note 16 of our audited consolidated financial statements for the income tax rate reconciliations.

Minority interest. For the year ended August 31, 2008, we recorded minority interest charges of $42 million primarily related to the 43% minority interest in Ten Holdings and $10 million related to certain specialty television stations not wholly owned by Canadian television and CW Media television segments. The minority interest charge related to Ten Holdings decreased by 35% as a result of reduced net earnings. There were no minority interest charges related to the Limited Partnership in the year ended August 31, 2008 as the 25.8% minority interest was repurchased in July 2007. For the year ended August 31, 2007, the minority interest charge related to the Limited Partnership was $52 million.

Interest in earnings of equity accounted affiliates. For the year ended August 31, 2008, we recorded interest in earnings of equity accounted affiliates of $40 million which was primarily related to CW Media’s assets which were held in trust until December 20, 2007 when conditional regulatory approval was received. These operations have been fully consolidated since they came out of trust.

Net earnings/loss from continuing operations. Our net loss from continuing operations for year ended August 31, 2008 was $1,021 million compared to earnings of $24 million for fiscal 2007.

Discontinued operations. Loss from discontinued operations was $7 million for year ended August 31, 2008 compared to earnings of $5 million for fiscal 2007. The loss in fiscal 2008 reflects the United Kingdom radio segment which was sold in July 2008. Earnings from discontinued operations in fiscal 2007 also include the New Zealand television and radio segments which were sold in June 2007 and the two Canadian radio stations that were sold in July 2007. The sale transaction for the United Kingdom radio stations resulted in a loss on sale of $7 million. The sale transactions for the New Zealand operations and the two Canadian radio stations resulted in gains on sale of $246 million and $5 million, respectively.

Net earnings. Our net loss for the year ended August 31, 2008 was $1,036 million compared to net earnings of $281 million for fiscal 2007.

Segmented Results

Publishing

Revenue. Publishing revenues for the year ended August 31, 2008 increased by $17 million, or 1%, to $1,302 million, compared to revenues of $1,285 million for fiscal 2007. Advertising revenues increased by 1% as a result of growth in revenues from inserts, retail and online advertising. Circulation revenue for the year ended August 31, 2008 was flat compared to the prior year as higher average per copy prices offset a 4% decline in circulation volume. Circulation revenue as a percentage of total revenues for the publishing segment was approximately 19% for the year ended August 31, 2008 and 20% for the year ended August 31, 2007.

Operating expenses. Compared to the prior fiscal year, operating expenses of our publishing operations decreased by $8 million for the year ended August 31, 2008. This primarily reflected higher payroll costs, caused by normal wage increases and increased distribution costs resulting from increased fuel costs offset by decreases in newsprint pricing of 12% and newsprint consumption of 3% for the year ended August 31, 2008 compared to fiscal 2007.

Segment operating profit. Our publishing operations reported an increase of $25 million, or 9%, in segment operating profit, to $294 million for the year ended August 31, 2008 compared to $269 million for fiscal 2007. The increase resulted from higher revenues and decreased expenses discussed above.

Canadian television

Revenue For the year ended August 31, 2008, revenues of $671 million from our Canadian television operating segment were $12 million, or 2%, lower than fiscal 2007. This reflected lower airtime revenue as a result of the lack of new programming caused by the writers’ strike, loss of the rights to broadcast the NFL, the effects of the Beijing Olympics and a softening advertising market for conventional television airtime.

Decreases in airtime revenues were partially offset by a $15 million increase in advertising and subscriber revenue from our specialty channels. Subscriber revenues from our specialty channels increased by 5% for the year ended August 31, 2008 as compared fiscal 2007, reflecting in large part, a 3% increase in subscribers.

Operating expenses. For the year ended August 31, 2008, operating expenses (including selling, general and administrative expenses) of our Canadian television operations of $626 million were $5 million, or 1%, higher than the prior year, primarily as a result of increased program amortization expense.

Segment operating profit. Canadian television segment operating profit of $44 million for the year ended August 31, 2008 was 28% lower than fiscal 2007 as a result of the revenue decreases and expense increases discussed above.

CW Media television

We acquired the broadcast operations of CW Media on August 15, 2007. Substantially all these assets were held in trust and accounted for using the equity method until December 20, 2007 when the CRTC approved the transfer of effective control subject to certain conditions which were subsequently satisfied. During year ended August 31, 2008, revenues were $360 million and segment operating profit was $121 million, reflecting the strong specialty television market in Canada and the ongoing strength of the CW Media brands. During the year ended August 31, 2008 subscribers increased by 6% compared to August 31, 2007.

Australian television

Revenue Segment revenues increased by 2% to $753 million for the year ended August 31, 2008, from $738 million in the prior year. In local currency, revenues for the year ended August 31, 2008 were consistent with prior year, reflecting the impact of a softer advertising market and the impact of the Beijing Olympic Games in the fourth quarter. The effect of the weakening currency relative to the Canadian dollar increased revenue by $14 million for the year ended August 31, 2008.

Operating expenses. Segment operating expenses increased by $34 million, or 6%, to $567 million for the year ended August 31, 2008 as compared to fiscal 2007. This primarily reflected a 4% increase in operating expenses in local currency, primarily reflecting normal cost inflation and costs related to Network TEN’s new digital media strategy.

Segment operating profit. Segment operating profit decreased by 10% to $185 million for the year ended August 31, 2008, compared to $205 million for fiscal 2007.

Turkey radio

During the year ended August 31, 2008, segment revenue and operating profit were consistent at $15 million and $6 million, respectively, compared to fiscal 2007.

Out-of-home advertising

Revenue from our Out-of-home advertising segment increased by 11%, or $15 million, to $162 million for the year ended August 31, 2008 as compared to fiscal 2007. The increase reflected 9% growth in revenue in local currency driven by additional inventory as a result of acquisitions made in fiscal 2007. Our segment operating profit from the Out-of-home advertising operations was $6 million for the year ended August 31, 2008 as compared to less than $1 million in fiscal 2007.

Corporate and other

Corporate and other expenses were $34 million for the year ended August 31, 2008 as compared to $33 million in fiscal 2007.

Corporate development expenses

Corporate development expenses were nil for the year ended August 31, 2008 as compared to $17 million in fiscal 2007. In fiscal 2007 corporate development expenses included costs relating to the exploration of strategies with respect to our investment in Ten Holdings, costs associated with the unsuccessful license applications in the United Kingdom, and the settlement and cancellation of the performance unit incentive plan previously offered and other privatization costs related to the Limited Partnership.

Restructuring

We are centralizing certain functions within the Canadian television segment, including the development of four state of the art broadcast centres to support the production needs of our local television stations and enable our programming to transition to high definition. Over the period from September 2007 to February 2009, we expect to have a net reduction in our workforce of 200 jobs relating to these changes. In addition, earlier this year we initiated a change in the work flow for our publishing operations which will result in the centralization of certain functions. The combined restructuring charge accrued to date for these initiatives is $21 million. Further restructuring expenses will be accrued in the future as these projects progress further. See note 5 of our audited consolidated financial statements for additional information.

Fiscal 2007 Compared to Fiscal 2006

Following is a table summarizing segmented results for the year ended August 31, 2007 and August 31, 2006. See note 27, Segmented Information, to our audited consolidated financial statements:

	Revenue		Segment Operating Profit
	2007(1)	2006	2007(1)	2006
	$000	$000	$000	$000
Operating Segments
Publishing	1,285,298	1,261,753	269,096	248,429
Television
Canada	683,035	657,876	61,266	31,487
Australia	738,475	656,306	205,251	197,229
	1,421,510	1,314,182	266,517	228,716

Radio - Turkey	14,920	5,726	5,832	2,610

Out-of-home	146,226	109,051	416	19,593
Inter-segment revenue elimination	(3,796)	(4,899)	-	-
Corporate and other	-	-	(32,958)	(33,205)
Corporate development	-	-	(16,910)	(6,723)
Total	2,864,158	2,685,813
Operating income before amortization			491,993 (2)	459,420 (2)
__________
(1) Revised to reflect the classification of our United Kingdom radio segment as discontinued operations.
(2) See “– Reconciliation of Non-GAAP Financial Measures.”

Consolidated Results

Revenue. Consolidated revenues of $2,864 million for the year ended August 31, 2007, increased $178 million, or 7%, from $2,686 million for the year ended August 31, 2006. Revenues for the year ended August 31, 2007 reflected increases in all our operations with the international media operations increasing by 17%, Canadian television increasing by 4% and Publishing increasing by 2%. The increase in the international operations in part reflects the strengthening Australian dollar and New Turkish Lira against the Canadian dollar.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization for the year ended August 31, 2007 increased $146 million, or 7%, to $2,372 million from $2,226 million in fiscal 2006. This increase reflects local currency expense increases in all operations.

Operating income before amortization. Consolidated operating income before amortization for the year ended August 31, 2007 increased by $33 million, or 7%, to $492 million from $459 million for fiscal 2006. The increase in operating income before amortization reflects local currency increases in our publishing, Canadian and Australian television and Turkey radio segments partially offset by a decline in our Out-of-home segment.

Amortization. Amortization of intangibles was $6 million for the year ended August 31, 2007 compared to $11 million for fiscal 2006. Amortization of intangibles decreased because one intangible asset was fully amortized in the second quarter of 2006. Amortization of property and equipment was $92 million for the year ended August 31, 2007 compared to $86 million for fiscal 2005, reflecting additions made during both fiscal 2007 and 2006.

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

Interest rate and foreign currency swap gains/losses. For the year ended August 31, 2007, we recorded a net gain of $16 million consisting of a gain on a swap settlement of $23 million offset by a loss to adjust the book value of certain swap instruments to fair value at the balance sheet date. Swaps that do not qualify for hedge accounting, primarily because the related debt has been settled, are marked to fair value through earnings. For the year ended August 31, 2006, we recorded losses of $139 million to adjust the book value of certain swap instruments to fair value at the balance sheet date.

Accretion of long-term liabilities. For the year ended August 31, 2007, we have recorded an accretion expense of $4 million as we have recorded certain liabilities at their discounted present value which must be accreted to their stated value over the term of these liabilities.

Foreign exchange gains/losses. We recorded foreign exchange gains of $10 million for the year ended August 31, 2007, related to our inter-company advances to our Turkish operations as a result of the strengthening New Turkish Lira relative to the Canadian dollar and certain debt denominated in U.S. dollars as a result of the strengthening Canadian dollar. The foreign exchange gains on the inter-company advances are realizable on a current basis because the intention is that the inter-company loans will be repaid.

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

Income taxes. Our income tax expense was $94 million for the year ended August 31, 2007 compared to income tax recoveries of $88 million for fiscal 2006. The effective tax rate for the year ended August 31, 2007 was above our statutory rate of 34% due to adjustments in the income tax expense, including, $31 million related to uncertain tax positions, $7 million related to non-deductible expenses and withholding taxes, and $6 million related to a taxable dividend from related parties.  These expenses were offset by $17 million related to the allocation of limited partnership earnings to the minority interest and $10 million due to foreign income tax rates being lower than Canadian income tax rates. See note 16 of our consolidated financial statements for the income tax rate reconciliations.

Minority interest. For the year ended August 31, 2007, we recorded minority interest charges related to the 43.6% minority interest in Ten Holdings of $50 million and the 25.8% minority interest in the Limited Partnership of $52 million up to the privatization date. The minority interest charge related to Ten Holdings decreased by 7% for the year ended August 31, 2007 as a result of decreased net earnings, and the Limited Partnership minority interest charge increased by 20% due to increased earnings for the period in which 25.8% was owned by the CanWest MediaWorks Income Fund.

Net earnings from continuing operations. Our net earnings from continuing operations for the year ended August 31, 2007 were $24 million compared to a loss of $3 million for fiscal 2006.

Discontinued operations. Earnings from discontinued operations were $5 million for year ended August 31, 2007 compared to $24 million for fiscal 2006. The earnings in fiscal 2007 reflect the New Zealand television and radio segments which were sold in June 2007 and the two Canadian radio stations that were sold in July 2007 which was partly offset by the loss reflected by the United Kingdom radio segment which was sold in July 2008. Earnings from discontinued operations in fiscal 2006 also include the operations TV3 Ireland which was sold on August 31, 2006. The sale transaction for the New Zealand operations and the two Canadian radio stations resulted in gains on sale of $246 million and $5 million, respectively. The sale transaction for TV3 Ireland which closed August 31, 2006 resulted in a gain on sale of $164 million, net of tax of $6 million.

Net earnings. Our net earnings for the year ended August 31, 2007 were $281 million compared to $190 million for fiscal 2006.

Segmented Results

Publishing

Revenue. Publishing revenues for the year ended August 31, 2007 increased by $23 million, or 2%, to $1,285 million, compared to revenues of $1,262 million for fiscal 2006. Advertising revenues increased by 2% as a result of growth in revenues from inserts and national advertising which was offset by reduced classified advertising revenues. Growth in online classifieds offset declines in print classifieds and on a combined basis print and online classified revenue increased by 1%. While circulation volume declined by 4% for the year ended August 31, 2007 as compared to fiscal 2006, circulation revenue increased by 2% as a result of higher average per copy prices. Circulation revenue as a percentage of total revenues for the publishing segment was approximately 20% for the years ended August 31, 2007 and 2006.

Operating expenses. Compared to the prior fiscal year, operating expenses of our publishing operations decreased by $2 million for the year ended August 31, 2007. This reflected higher payroll costs, caused by normal inflationary increases and increased distribution costs resulting from higher insert volumes, and increased fuel and labour costs, which were offset by a reduction of employee severance which amounted to $5 million in fiscal 2006. Newsprint pricing and consumption decreased by 4% and 2%, respectively for the year ended August 31, 2007 compared to fiscal 2006. For fiscal 2008, we expect expenses to increase due to normal inflationary pressures.

Segment operating profit. Our publishing operations had an increase of $21 million, or 8%, in segment operating profit, to $269 million for the year ended August 31, 2007 compared to $248 million for fiscal 2006. The fiscal 2006 results included operating losses of $10 million relating to Dose and Metro, newspaper start-up operations which have been discontinued, and employee severance costs in the amount $5 million.

Canadian television

Revenue For the year ended August 31, 2007, revenues of $683 million from our Canadian television operating segment were $25 million, or 4%, higher than revenue in fiscal 2006.

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

Operating expenses. For the year ended August 31, 2007, operating expenses (including selling, general and administrative expenses) of our Canadian television operations of $622 million were $3 million, or 1%, lower than the prior year, primarily as a result of an increase in program amortization that was offset by decreased promotion expenses and severance costs.

Segment operating profit. Canadian television segment operating profit of $61 million for the year ended August 31, 2007 was 95% higher than fiscal 2006 as a result of the revenue increases and the reduction in operating expenses described above.

Australian television

Revenue. Segment revenues increased by 13% to $738 million for the year ended August 31, 2007, from $656 million in the prior year. In local currency, revenues increased 8% for the year ended August 31, 2007, reflecting Network TEN’s strong ratings and a recovering advertising market. Network TEN’s ratings remained strong for the year ended August 31, 2007 compared to the prior year. The effect of the strengthening local currency relative to the Canadian dollar added $27 million to revenue for the year ended August 31, 2007.

Operating expenses. Segment operating expenses increased by $74 million, or 16%, to $533 million for the year ended August 31, 2007 as compared to fiscal 2006. This primarily reflects an 11% increase in operating expenses in local currency, primarily as a result of investments in new programs and the costs related to the introduction of a new digital media strategy.

Segment operating profit. Segment operating profit increased by 4% to $205 million for the year ended August 31, 2007, compared to $197 million for fiscal 2006.

Turkey radio

Our Turkey radio operations commenced on April 14, 2006. During the year ended August 31, 2007, revenues were $15 million and segment operating profit was $6 million.

Out-of-home advertising

Revenue from our out-of-home advertising segment increased by 34%, or $37 million, to $146 million for the year ended August 31, 2007 as compared to fiscal 2006. The increase reflected 28% growth in revenue in local currency driven by additional inventory as a result of acquisitions. Our segment operating profit from the out-of-home advertising operations was less than $1 million for the year ended August 31, 2007 as compared to $20 million in fiscal 2006 due primarily to development costs arising from expansion activities. In December 2006, Eye Corp’s U.S. subsidiary acquired Foxmark Media LLC which controls displays in 70 shopping malls in the United States. With this acquisition, Eye Corp’s U.S. subsidiary controls displays in a network of almost 300 shopping malls across the United States.

Corporate and other

Corporate and other expenses remained at $33 million for the year ended August 31, 2007 as compared to fiscal 2006.

Corporate development

We expense costs relating to specific corporate development activities. For the year ended August 31, 2007, corporate development related expenses increased by $10 million to $17 million from $7 million in fiscal 2006. In fiscal 2007, we incurred expenses relating to the exploration of strategies with respect to our investment in Ten Holdings, costs associated with unsuccessful license applications in the United Kingdom, the Hollinger arbitration hearings and the settlement and cancellation of the performance unit incentive plan previously offered by the Limited Partnership. In fiscal 2006, corporate development expenses related to the settlement of an arbitration award relating to the Jerusalem Post and costs associated with unsuccessful license applications in the United Kingdom.

CONSOLIDATED QUARTERLY FINANCIAL RESULTS

For the three month periods ended (in thousands of Canadian dollars)
(unaudited)

2008	31-August	31-May	29-February	30-November
Revenue	725,924	851,293	701,417	867,351
Operating income before amortization	61,227	179,143	94,081	223,206
Net earnings (loss) from continuing operations	(1,007,996)	(22,299)	(31,363)	40,263
Net earnings (loss)	(1,016,897)	(24,398)	(33,355)	38,878
Cash flow from continuing operating activities	50,128	26,043	45,462	(23,620)
Cash flow from operating activities	48,617	25,425	43,715	(25,778)

2007(1)	31-August	31-May	29-February	30-November
Revenue	678,364	737,765	643,406	804,623
Operating income before amortization	78,981	122,606	81,083	209,323
Net earnings (loss) from continuing operations	(50,918)	7,038	7,628	60,103
Net earnings (loss)	197,741	8,877	8,171	66,322
Cash flow from continuing operating activities	122,392	34,812	108,406	(27,154)
Cash flow from operating activities	128,520	38,642	114,484	(12,272)
__________
(1) Revised to reflect the classification of our United Kingdom radio segment as discontinued operations.

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

For fiscal 2009 we expect our major cash requirements to include capital expenditures of approximately $123 million, repayment of $13 million in principal payments on long-term debt and approximately $156 million to settle derivative instruments. Of these amounts $48 million in capital expenditures will be made by our subsidiaries which are guarantors under our senior credit facilities. We expect to meet our cash needs for fiscal 2009 primarily through a combination of operating cash flow, cash on hand and our credit facilities.

Sources of Funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At August 31, 2008, we had cash on hand of $75 million including $28 million of Ten Holdings cash, $26 million of Canwest Media Inc. cash, and $16 million of CW Media cash. We generated cash flow from operating activities of continuing operations of $98 million for the year ended August 31, 2008 compared to $238 million for fiscal 2007. For the year ended August 31, 2008, the cash flow from operating activities of continuing operations included the operating activities of CW Media that were acquired in August 2007. Total cash flow from operating activities from CW Media was an outflow of $68 million. This was affected by the payment of accrued employee severance costs of $15 million and a $32 million payment of accrued interest on the refinancing of CW Media’s Senior Unsecured Notes. In addition, our changes in non cash operating accounts were affected by the payment of current income taxes of $33 million, including a settlement of an uncertain tax position in the amount of $9 million.

In addition to the above sources of liquidity, we had unused borrowing capacity under our revolving credit facility of $161 million at August 31, 2008. Ten Holdings had unused borrowing capacity of A$355 million under its credit facilities at August 31, 2008. The Limited Partnership had $152 million available under its credit facilities and CW Media had $42 million available under its revolving credit facility at August 31, 2008.

In November 2008, we amended the terms of our credit facility including the following:

•	total leverage ratio not exceeding 5.00 times as at August 31, 2008 which will step up to 6.75 times effective August 31, 2009 and step down to 5.25 times effective August 31, 2010;

•	senior leverage ratio not exceeding 3.00 times as at August 31, 2008 which will step down to 2.00 times effective November 30, 2008 for the remainder of the term;

•	adjusted EBITDA to financing expense ratio of 2.00 times as at August 31, 2008 which will step down to 1.50 times effective May 31, 2009 and increase to 1.75 times effective February 28, 2010; and

•	reduced the threshold for the fair value of swaps to a liability of $400 million from $500 million; and

•	reduced the amount available from $513 million to $300 million.

Investment Activities

In June 2007, we completed the sale of our interest in CanWest MediaWorks (NZ) Limited and received total proceeds, including a special dividend, of $310 million. In July 2007, we completed the sale of our two Canadian radio stations and received net proceeds of $15 million. We applied the proceeds of these transactions to reduce advances under our senior credit facility.

On August 31, 2006, we closed the sale of our interest in TV3 Ireland, resulting in a gain on sale of $164 million net of tax of $6 million. Net proceeds of $179 million were held in cash at August 31, 2006 and applied to reduce advances under our senior credit facility in September 2006.

In October 2005, we received proceeds of $1,340 million from the Limited Partnership which consisted of $517 million relating to the proceeds received from the initial public offering of the Fund and $823 million related to new debt obtained by the Limited Partnership.

Uses of Funds

Capital Expenditures

In fiscal 2008, our capital expenditures amounted to $128 million. Of these capital expenditures, $57 million were made by our subsidiaries which are guarantors under our senior credit facilities. In fiscal 2009, we expect our capital expenditures to be approximately $123 million, of which approximately $48 million will relate to our subsidiaries which are guarantors under our credit facilities.

Investment Activities

In August 2007, we, along with Goldman Sachs, completed our acquisition of CW Media. As agreed to between us and Goldman Sachs, the purchase price allocated to the broadcast business was $1,183 million including transaction costs of $55 million plus the assumption of $304 million in Alliance Atlantis debt which was immediately repaid. The acquisition was financed through our investment of $262 million for our 35% economic interest and a 67% voting interest, Goldman Sachs’ contribution of $481 million and debt financing of $767 million. These operations were held in trust subject to CRTC approval of our application for change of control on December 20, 2007. The operations held in trust subject to CRTC approval were accounted for using the equity method until December 20, 2007 and subsequently were consolidated after December 20, 2007.

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

During fiscal 2007, Eye Corp acquired 100% of Ultimate Media Group for AUS$14 million including $3 million in deferred consideration and Foxmark Media Group for US$21 million.

In fiscal 2007, we launched radio operations the Solent region of the U.K. and in Bristol. In fiscal 2007, we were awarded a third license in Aberdeen which was launched in October 2007. During fiscal 2007 we supported the cost of the start-up of the U.K. radio operations. In July 2008, we disposed of our U.K. radio operations.

During the second quarter of fiscal 2006, we acquired a 30% interest in The New Republic, a weekly opinion magazine based in Washington D.C., for US$2 million. During the second quarter of fiscal 2007, we exercised our option to acquire the remaining 70% of The New Republic for US$5 million.

On April 14, 2006, the Company completed its acquisition of Super FM, Metro FM, Joy FM and Joy Turk FM for cash consideration of $74 million. The principal business activity of these companies is the operation of radio stations. The Company has a 20% equity interest in Super FM and no equity interest in Metro FM, Joy FM and Joy Turk FM. The Company has provided financing to a third party to indirectly acquire the remaining equity interest in each station and also holds an option to indirectly acquire 100% of the outstanding equity of each station, subject to compliance with Turkish foreign ownership restrictions. The Company has entered into agreements to provide operational, sales, and advisory services to each station on a fee-for-service basis.

CRTC Part II License Fees

The Canadian Association of Broadcasters (“CAB”), on behalf of their members, has challenged in Court the validity of the Part II license fees payable annually to the CRTC by television and radio broadcasters. In December 2006, the Federal Court ruled that the Part II license fees were an illegal tax. The Federal Government appealed the Federal Court judgment and on April 28, 2008, the Appeal Court ruled that the Federal Court mischaracterized the legal test to be applied to distinguish a tax from a regulatory charge and the fees, in fact, represented administrative costs incurred by the CRTC. On June 27, 2008, CAB filed an application for leave to appeal the Appeal Court decision to the Supreme Court of Canada. There is no assurance that such leave will be granted. The CRTC has confirmed with CAB that it will not attempt to collect the outstanding Part II license fees until the earlier of (i) the application for leave to appeal is denied by the Supreme Court of Canada, (ii) the Appeal Court decision is affirmed by the Supreme Court of Canada or (iii) the matter is settled between the parties. We have been accruing the Part II license fees using known rates since the beginning of the legal proceeding and will continue to accrue them until a final decision is rendered on the matter. As at August 31, 2008 we had $19.6 million accrued in current liabilities representing two years of unpaid Part II license fees.

CRTC Benefits

During fiscal 2008, we received approval from the CRTC related to our acquisition of Alliance Atlantis’ broadcast operations. We expect to fund the CRTC benefit obligations of $151 million over a seven year period primarily using cash on hand and cash flow from operations of CW Media. Approximately 10% of the benefits will be directed to social benefits payable by CW Media to third parties, approximately 10% will be funded by Canwest television segment related to news and public affairs programming and the remaining 80% will be directed to incremental production of Canadian programming by CW Media which may be aired on its channels. The estimated future expenditures related to the CRTC obligation are disclosed in note 26(c) of the audited consolidated financial statements.

Distributions

Our Australian operations make distributions twice annually. In July 2008, the Ten Holdings distributed $32 million, $18 million to us and $14 million to other shareholders, and in January 2008 Ten Holdings paid a dividend of $82 million which resulted in $46 million to us and $36 million to other shareholders. The Limited Partnership makes monthly distributions. During the year ended August 31, 2008, we received $166 million from the Limited Partnership. The distributions from our Australian operations are affected by the profitability of these operations. A change in the profitability will impact the amount of distributions received from the Australian operations. The distributions from the Limited Partnership are restricted by the availability of distributable cash as defined under its debt agreements. A change in distributable cash would impact the amount of distributions received from the Limited Partnership.

Financial Instruments

Derivative contracts included in derivative financial instruments mature in August 2009 and net payments totaling approximately $156 million will be required during fiscal 2009 to settle these contracts. On the settlement of these contracts we will receive approximately US$329 million and pay approximately $509 million. As at August 31, 2008 the net fair value of these cash flows was approximately a $156 million liability. Subsequent to year end we have entered into forward foreign exchange contracts to sell US$160 million of the US$ proceeds for $179 million. The remaining settlement amount, US$169 million, is subject to variations in the C$:US$ exchange rate.

Debt

Credit Facilities

The Canwest Media Inc. credit facility of $513 million which matures in October 2010 is subject to certain restrictions and bears interest at banker’s acceptance rates plus an applicable margin. This facility is secured by substantially all our directly held assets, including the assets of our Canadian television operations and the National Post, partnership units of the Limited Partnership and shares of CW Investments and Ten Holdings. In November 2008, the terms of the credit facility were amended including the following: to reduce the total availability to $300 million and to amend the financial ratios to accommodate our current forecasted ratios through to the maturity of the credit facility. As at August 31, 2008, in accordance with our debt covenants, we had $161 million available under this facility.

Under our senior credit facilities, we are required to maintain the fair value of our foreign currency and interest rate swap liabilities below a prescribed threshold of $500 million. In addition, there are prescribed thresholds with individual counterparties. During the year ended August 31, 2008, we were required to make $19 million of recouponing payments of which $14 million was applied to overhanging swaps and $5 million was applied to hedging swaps. As at August 31, 2008, the fair value of these foreign currency and interest rate swaps was $425 million. Strengthening of the Canadian currency and/or changes in interest rates may result in further prepayment requirements.

Total leverage as calculated under Canwest Media Inc.’s credit facility was 4.26 times cash flow for debt covenant purposes for the year ended August 31, 2008, compared to a covenant of 5.00 times. The debt used in calculating the total leverage is $942 million which includes Canwest Media Inc’s debt translated at swapped foreign exchange rates, certain cash on hand and outstanding letters of credit but excludes debt issuance costs.

The Limited Partnership has a senior secured credit facility and unsecured debt. The senior secured credit facility, which is secured by substantially all the assets of the Limited Partnership, consists of a $250 million revolving term loan, a $265 million term loan and a US$460 million term loan. As at August 31, 2008, the Limited Partnership had fully drawn on its term loan facilities and had drawn $96 million on its revolving term credit facility. The unsecured facilities consist of a $75 million senior subordinated unsecured credit facility and US$400 million in senior subordinated notes. These unsecured facilities rank junior to the senior credit facility and are guaranteed by the Limited Partnership and its subsidiaries.

During the year Ten Holdings renewed its unsecured credit facility to April, 2011. As at August 31, 2008, A$275 million was drawn against this A$630 million facility. In addition, Ten Holdings had senior unsecured notes and senior notes in the amount of US$125 million and A$150 million.

CW Media has a senior secured credit facility, which consists of a $50 million revolving term loan and a US$443 million term loan. This facility is secured by all the assets of CW Investments. As at August 31, 2008, CW Media had drawn $8 million upon the $50 million revolving term loan and had fully drawn the amount allowed under the term loan. In July, 2008 CW Media Holdings Inc. completed an offering of US$312 million Senior Unsecured Notes. Using cash on hand and the proceeds from the offering, CW Media repaid US$330 of interim senior unsecured notes, including accrued interest of US$31 million. The Senior notes bear interest at 13.5% and are due on August 15, 2015. No principal or interest payments are due under the Senior notes until August 15, 2011 at which time semi-annual payments of interest only will commence. The notes are unsecured and guaranteed by CW Media Holdings and its wholly owned subsidiaries.

General

Effective September 1, 2007, we were required to adopt new accounting policies for financial instruments. The adoption of these policies has impacted the presentation of debt and related interest rate and foreign currency swaps. The following table sets out the debt outstanding at August 31, 2008, which is translated at August 31, 2008 foreign currency exchange rates and includes debt issuance costs. Previously debt as presented in our financial statements excluded debt issuance costs, which were recorded in other assets, and included the effect of foreign currency swap arrangements. The first column of the table presents our debt at the foreign exchange rates specified in our foreign currency swap arrangements, where applicable.

	Debt at swapped foreign exchange rates	Debt at current foreign exchange rates	Accounting adjustments(2)	Carrying value as at August 31, 2008	Carrying value as at August 31, 2007(1)
Canwest Media Inc.
Senior subordinated notes	908,042	808,197	20,558	828,755	829,800

Canwest Limited Partnership
Senior secured credit – revolver	96,000	96,000	-	96,000	85,000
Senior secured credit – credit C	265,000	265,000	(2,972)	262,028	265,000
Senior secured credit – credit D	493,750	488,916	(4,917)	483,999	491,170
Senior subordinated unsecured credit facility	75,000	75,000	(847)	74,153	75,000
Senior subordinated unsecured notes	429,000	424,800	(9,035)	415,765	422,480
	1,358,750	1,349,716	(17,771)	1,331,945	1,338,650
CW Media Holdings
Senior revolving credit facility	8,000	8,000	-	8,000	-
Senior credit facility	471,438	470,552	(12,864)	457,688	471,518
Senior unsecured notes	338,472	338,472	(8,842)	329,630	315,429
	817,910	817,024	(21,706)	795,318	786,947
The Ten Group PTY Limited
Bank loan A$275,000 (Aug. 31, 2007 – A$245,000)	250,195	250,195	-	250,195	211,043
Senior unsecured notes US$125,000 (Aug. 31, 2007 – US$125,000)	191,134	132,322	-	132,322	132,050
Senior notes A$150,000 (Aug. 31, 2007 – A$150,000)	136,470	136,470	-	136,470	129,210
	577,799	518,987	-	518,987	472,303
Effect of foreign currency swaps	-	-	-	-	170,757
	3,662,501	3,493,924	(18,919)	3,475,005	3,598,457

__________
(1) The balances as at August 31, 2007 are translated at swapped rates and exclude debt issuance costs.
(2) Accounting adjustments include debt issuance cost, certain hedge adjustments and fair value hedge basis adjustments.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, operating lease arrangements, purchase commitments and other long-term liabilities as at August 31, 2008 are summarized below:
		Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	$000	$000	$000	$000	$000
Long-term debt	3,475,005	13,063	312,758	1,441,299	1,707,885
Cash interest obligations on long-term debt (1)	1,577,954	218,334	424,113	458,337	477,170
Cash payments on derivative instruments (2)	538,776	529,975	8,385	250	166
Cash receipts on derivative instruments (2)	(380,574)	(376,729)	(3,845)	-	-
Cash payments on hedging derivative instruments (2)	3,147,471	178,117	407,756	1,478,457	1,083,141
Cash receipts on hedging derivative instruments (2)	(2,847,056)	(145,020)	(364,951)	(1,281,870)	(1,055,215)
Obligations under capital leases	13,879	4,450	7,869	-	1,560
Puttable interest on subsidiary	1,092,403	-	450,740	641,663	-
Operating leases	595,378	110,155	194,311	125,559	165,353
Purchase obligations (3)	2,022,481	662,633	638,838	294,113	426,897
Estimated pension funding obligations (4)	132,138	30,784	57,866	43,488	-
Other long-term liabilities(5)	17,914	-	17,096	-	818
Total	9,385,769	1,225,762	2,150,936	3,201,296	2,807,775
__________
(1) Interest obligations on long-term debt represent an estimate of future cash interest expense based on current interest rates, current debt levels and scheduled debt repayments and their related interest rate and foreign currency interest swaps.
(2) Cash payments and receipts on derivative instruments and hedging derivative instruments represent an estimate of future cash payments based on current expectations regarding interest rate levels and current expectations regarding foreign exchange rates.
(3) Purchase obligations represent an estimate of our contractual commitments to purchase broadcast rights and to make investments in television programs.
(4) Pension funding obligation estimates have only been included for the next five years.
(5) Other long-term liabilities include the puttable interest in a subsidiary. The payment amounts represent an estimate of the amounts which would be payable to the holder of the interest on exercise of the put options.

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

In connection with the acquisition of Alliance Atlantis, we and Goldman Sachs entered into an indemnity agreement dated August 15, 2007 (the "Indemnity Agreement") and the amended shareholders agreement (the "Shareholders Agreement") governing the manner in which the affairs of CW Media would be conducted. Pursuant to the Indemnity Agreement, we have agreed to indemnify Goldman Sachs with respect to certain representations contained in the Indemnity Agreement and the Shareholders Agreement for an amount not to exceed $125 million and subject to a $25 million damages threshold and a $25 million deductible. The indemnity provided by us will terminate on the delivery of certain audited annual financial statements relating to CW Media and in any event no later than May 31, 2012 (the "Survival Date"). Also, Goldman Sachs agreed to indemnify us with respect to its representations contained in the Shareholders Agreement for an amount not to exceed $65 million and subject to a $25 million damages threshold and a $25 million deductible. The indemnity provided by Goldman Sachs will also terminate on the Survival Date.

Additionally, CW Media entered into an agreement dated August 15, 2007 (the “Separation Agreement”) pursuant to which certain of the parties to the Separation Agreement agreed to indemnify CW Media in respect of specified liabilities, including certain tax liabilities and, in some cases, on a joint and several basis. As at August 31, 2008, we have recorded income tax liabilities of $27 million which according to the terms of this agreement will be recoverable from other parties to the Separation Agreement if and when the liabilities are realized. We have recorded accounts receivable in this amount.

DIFFERENCES BETWEEN CANADIAN GAAP AND US GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. The significant differences relevant to the Company are discussed in detail in note 29 of our audited consolidated financial statements.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of operating income before amortization, a non-GAAP measure, to net earnings, its most closely comparable Canadian GAAP measure.

	For the years ended August 31,
	2008	2007(1)	2006

Net earnings (loss)	(1,035,772)	281,111	190,196
Amortization	122,964	100,221	104,576
Interest and other financing expenses	381,792	186,374	328,340
Accretion of long-term liabilities	67,560	3,603	-
Impairment of goodwill and intangible assets	1,009,802	-	-
Investment gains, losses, and interest income	7,758	(14,394)	(104,857)
Foreign exchange (gains) losses	10,208	(9,685)	7,941
Loss on debt extinguishment	-	-	117,401
Loan impairment recovery	-	-	(8,888)
Loss (income) from discontinued operations	14,377	(257,260)	(187,135)
Provision for income tax expense (recovery)	(22,632)	93,604	(88,423)
Interest in earnings of equity accounted affiliates	(39,989)	(2,422)	(2,612)
Minority interest	42,439	105,490	95,998
Realized currency translation adjustments	(850)	5,351	6,883
Operating income before amortization	557,657	491,933	459,420
__________
(1)  Revised: The 2007 results have been revised to reflect the classification of our United Kingdom radio operations as discontinued. (See note 18 to our audited consolidated financial statements).

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Prior to July 2008, the Board of Directors of Canwest Media Inc. consisted of David A. Asper, Gail S. Asper, Leonard J. Asper, Derek H. Burney, Ronald J. Daniels, David J. Drybrough, Paul V. Godfrey, David W. Kerr, Frank W. King, David A. Leslie and Lisa M. Pankratz, all of whom are directors of our parent company, Canwest.  Prior to his retirement in January 2008, Dr. Lloyd Barber also served as a member of our Board of Directors.

Effective as of July 2008, the Board of Directors of Canwest Media Inc. was reduced from eleven to five directors and consists of Leonard J. Asper, Thomas C. Strike, Peter D. Viner, John E. Maguire and Richard M. Leipsic, all of whom are executive officers of Canwest or the Company.

The change to the composition of our Board of Directors was made to enable our Board to be more flexible with regard to the scheduling of meetings, including unplanned meetings that are called in order to review new opportunities and to permit greater oversight and involvement by our Board in our daily operations.  We expect that these changes will permit our Board to take greater advantage of business opportunities as they arise and to take necessary actions to keep the Company competitive in the industries in which it operates.  Because we are a wholly owned subsidiary of Canwest, our operations will ultimately continue to be directed and managed by the executive management and the Board of Directors of Canwest.

The following table sets out certain information with respect to the directors and executive officers of each of Canwest Global Communications Corp. and Canwest Media Inc. as of the date hereof.

Name and Municipality of Residence	Office or Position with Company	Principal Occupation	Position Since
David A. Asper(1) Winnipeg, Manitoba	Canwest Director, Executive Vice -President of the Company and Chairman of The National Post Company	Executive Vice -President of the Company Chairman of The National Post Company	January 1997
Gail S. Asper, O.C.,O.M. Winnipeg, Manitoba	Canwest Director	President of the Canwest Global Foundation	September 2000
Leonard J. Asper Toronto, Ontario	Canwest Director, President and Chief Executive Officer of the Company and Director	President and Chief Executive Officer of the Company	September 2000
Derek H. Burney, O.C.(2)(3) Ottawa, Ontario	Chair of the Canwest Board of Directors	Senior Strategic Advisor, Ogilvy Renault LLP (Law firm)	April 2005
Ronald J. Daniels(1) (3) Ardmore, Pennsylvania	Canwest Director	Provost and Professor of Law, University of Pennsylvania	January 2004
David J. Drybrough, F.C.A(2)(5) East St. Paul, Manitoba	Canwest Director	Business Consultant and Corporate Director	March 2003
Paul V. Godfrey, C.M. (2)(3)(4) Toronto, Ontario	Canwest Director	President and Chief Executive Officer, Toronto Blue Jays Baseball Club (Professional baseball team)	January 2004
David W. Kerr(2)(5) Toronto, Ontario	Canwest Director	Managing Partner of Edper Financial Group (Investment company)	March 2007
Frank W. King, O.C., P.Eng(2)(3) Calgary, Alberta	Canwest Director	President, Metropolitan Investment Corp. (Investment company)	November 2004
Richard M. Leipsic Winnipeg, Manitoba	Director and Senior Vice President and General Counsel	Senior Vice President and General Counsel of the Company	September 2000
David A. Leslie, FCA.(1)(4)(5) Toronto, Ontario	Canwest Director	Corporate Director	March 2007

Name and Municipality of Residence	Office or Position with Company	Principal Occupation	Position Since
John E. Maguire Winnipeg, Manitoba	Director and Chief Financial Officer	Chief Financial Officer of the Company	September 2000
Lisa M. Pankratz, FCA, CFA(1)(5) Vancouver, British Columbia	Canwest Director	President, Mackenzie Cundill Investment Management Ltd. (Investment Management company)	April 2005
Thomas C. Strike Winnipeg, Manitoba	Director and President, Corporate Development and Strategy Implementation	President, Corporate Development and Strategy Implementation	July 2007
Kathleen A. Dore(6) Toronto, Ontario	President, Canadian Television	President, Canadian Television	October 2004
Dennis Skulsky Toronto, Ontario	President and Chief Executive Officer, Canwest Media Publications	President and Chief Executive Officer, Canwest Media Publications	May 2006
Grace Palombo Toronto, Ontario	Senior Vice President, Human Resources	Senior Vice President, Human Resources	March 2004
Peter Viner(7) Toronto, Ontario	Director and Interim President, Canadian Television	Interim President, Canadian Television	November 2008
__________
(1) Member of the Pension Committee.
(2) Member of the Governance and Nominating Committee.
(3) Member of the Human Resources Committee. (4) Mr Godfrey and Mr. Leslie are not standing for re-election as directors of Canwest.
(5) Member of the Audit Committee.
 (6)     Ms Dore will leave her current position with the company effective December 2008.
 (7)     Mr. Viner assumed the position of Interim President, Canadian Television effective November 2008.

David A. Asper is 49 years old and has been one of Canwest’s Directors since 1997 and was one of our Directors from 2000 to 2008.  Mr. Asper, a lawyer, joined Canwest in 1992 and is currently an Executive Vice President of Canwest and Chairman of The National Post Company.  He is a member of Canwest’s Executive Management Committee and oversees the corporate office functions, as well as the Canwest corporate affairs group.  He is a member of the Governing Council of the University of Toronto, a member of the Advisory Board to the Canadian Judicial Council, a member of the Board of the Pan Am Clinic, a founder of Canterbury Park Capital Corp., a member of the Board of Allegro Media Inc., an Honourary Director of The Canadian Friends of Simon Wiesenthal Institute and a Director of The Asper Charitable Trust.  Mr. Asper is also Chairman and founder of the Daremax Foundation through which Mr. Asper supports numerous charitable causes, and Chairman of Creswin Properties Ltd. Mr. Asper is the brother of Leonard J. Asper, our President and Chief Executive Officer and one of our Directors and Gail S. Asper, a Director of Canwest.

Gail S. Asper is 48 years old and has been one of Canwest’s Directors since 1990.  Ms. Asper was our Secretary and one of our Directors from 2000 to 2008.  Ms. Asper, a lawyer, has been with Canwest since 1989, serving as General Counsel until 1998 and as Corporate Secretary from 1990 to January 2008.  Ms. Asper is President of The Canwest Global Foundation, The Asper Foundation and The Gail Asper Family Foundation Inc., which are private charitable foundations.  She has served and serves in leadership positions on numerous not-for-profit boards and is currently a member of the Board of Directors of the Canadian Museum for Human Rights and Chair of the Museum’s capital campaign.  She is also a Director of the National Arts Centre Foundation.  Ms. Asper is an officer of the Order of Canada and the Order of Manitoba.  Ms. Asper is the sister of Leonard J. Asper, our President and Chief Executive Officer and one of our Directors and David A. Asper, our Executive Vice President, Chairman of The National Post Company and a Director of Canwest.

Leonard J. Asper is 44 years old and has been our President and Chief Executive Officer since September 2000 and Canwest’s President and Chief Executive Officer since 1999.  Mr. Asper, a lawyer, joined Canwest in 1991 as Associate General Counsel for Canwest’s Global Television station in Ontario.  Thereafter, he held various positions in corporate development and was Chief Operating Officer.  Mr. Asper took over as President and Chief Executive Officer of Canwest in 1999.  He is a Director and Deputy Chair of Ten Network Holdings Limited (Australia) and serves as a director of numerous companies within the Canwest group of companies.  He is also a Director of the University of Winnipeg Foundation, Business Council of Manitoba, and Canadian Council of Chief Executives, and founder of The Joshua Foundation, a private charitable trust.  Mr. Asper is the brother of David A. Asper, our Executive Vice President, Chairman of The National Post Company and a Director of Canwest, and Gail S. Asper, a Director of Canwest.

Derek H. Burney is 69 years old and has been one of Canwest’s Directors since April 2005 and was one of our Directors from April 2005 to 2008.  Mr. Burney became Chair of Canwest’s Board of Directors in August 2006.  Mr. Burney joined Ogilvy Renault LLP as Senior Strategic Advisor on May 1, 2006.  As Senior Strategic Advisor to the firm, Mr. Burney assists clients in dealing with cross-border and domestic issues, as well as trade and investment policy matters.  Mr. Burney also serves as Chairman, GardaWorld International Advisory Board and as a Director of TransCanada Pipelines Limited.  Mr. Burney has previously served as Chairman of the Board of NB Power Holding Corporation, Chairman of Confederation College Foundation and Lead Director of Shell Canada Limited.  Mr. Burney is a Senior Distinguished Fellow at the Centre for Trade Policy and Law and Adjunct Professor at the Norman Paterson School of International Relations at Carleton University.  From October 1999 until August 2004, he was Chairman and Chief Executive Officer of CAE Inc.  Prior to joining CAE, Mr. Burney was Chairman and Chief Executive Officer of Bell Canada International Inc. from 1993 through 1999.  From 1989 until 1993, Mr. Burney served as Canada’s Ambassador to the United States.  Mr. Burney is an Officer of the Order of Canada.

Ronald J. Daniels is 49 years old and has been one of Canwest’s Directors since January 2004 and was one of our Directors from January 2004 to 2008.  Mr. Daniels is the Provost and a Professor of Law at the University of Pennsylvania.  Prior to his appointment to this position in 2005, he was Dean of the Faculty of Law, University of Toronto; a position he held since 1995.  He is Chair of the Board’s Human Resources Committee.  Mr. Daniels is active in public policy reformation and has contributed to several public task forces.  He was Chair of the Ontario Task Force on Securities Regulation and was a member of the Toronto Stock Exchange Committee on Corporate Governance in Canada.  In March 2009, Mr. Daniels will assume the office of President of John Hopkins University in Baltimore, Maryland.

David J. Drybrough is 72 years old and has been one of Canwest’s Directors since 2003 and was one of our Directors from 2000 to 2008.  Mr. Drybrough is a Chartered Accountant.  Following his retirement in 1997 from the accounting firm PricewaterhouseCoopers LLP (then known as Coopers & Lybrand), Mr. Drybrough served as Vice President, Finance of Winnipeg-based Gendis Inc. until January 2004.  He is Chair of the Board’s Audit Committee, and from March 2005 until August 30, 2006, he served as Chair of the Board of Directors of the Company.  Mr. Drybrough serves as a Director and Chair of the Audit Committee of Fort Chicago Energy Partners LP and as a Trustee and Chair of the Audit Committee of Temple Real Estate Investment Trust.

Paul V. Godfrey is 69 years old and has been one of Canwest’s Directors since January 2004 and one of our Directors from 2000 to 2008.  Mr. Godfrey is President and Chief Executive Officer of the Toronto Blue Jays Baseball Club, a position he has held since September 1, 2000.  He has announced his intention to retire from this position on December 31, 2008.  From November 1992 until June 2000, Mr. Godfrey was President and Chief Executive Officer of The Toronto Sun.  He serves as a director of Astral Media Inc. and as a Trustee of RioCan Real Estate Investment Trust.  Mr. Godfrey is also a director of The Hospital for Sick Children Foundation and the Grand Prix of Toronto Board of Trustees and is actively involved in many charitable organizations.  Mr. Godfrey has received many honors including the City of Toronto’s highest award, the Civic Award of Merit, and is a member of the Order of Canada.  Mr. Godfrey will not stand for re-election to the Canwest Board of Directors in January 2009.

David W. Kerr is 64 years old and has been one of Canwest’s Directors since March 2007 and was one of our Directors from March 2007 to 2008.  Mr. Kerr, a Chartered Accountant, retired from Falconbridge Ltd. (formerly Noranda Inc.) in August 2006, prior to which he served as Chairman, President and Chief Executive Officer.  Mr. Kerr is a Managing Partner of Edper Financial Group and a Director of Brookfield Asset Management Inc., Sun Life Financial Inc., Research in Motion Limited, the Sustainable Development Technology Canada Foundation, the Toronto Rehabilitation Hospital Foundation and the Special Olympics Canada Foundation.

Frank W. King is 72 years old and has been one of Canwest’s Directors since November 2004 and was one of our Directors form November 2004 to 2008.  Mr. King is a Professional Engineer.  Following his career in the petrochemical and petroleum industry, Mr. King became the Chairman and Chief Executive Officer of the XV Olympic Winter Games, which were held in Calgary in 1988.  Mr. King has been in the investment management business since 1981 and is currently President and Chief Executive Officer of Metropolitan Investment Corporation.  He was Co-Chair of Canada 125, which was a national celebration of Canada’s 125th birthday.  Mr. King is currently Chairman of Networc Health Inc., a Director of Westaim Corporation and a Trustee of RioCan Real Estate Investment Trust.  Mr. King is active in numerous civic and philanthropic endeavors in the community and is the recipient of numerous honors, including the Olympic Order in Gold.  Mr. King is an Officer of the Order of Canada.  Mr. King served as Interim Chair of Canwest’s Governance and Nominating Committee from August 2006 to July 2007.

Richard M. Leipsic is 58 years old and has been one of our Directors since July 2008, our Senior Vice President and General Counsel since 2000 and Canwest’s Senior Vice President and General Counsel since he joined Canwest in 1999. From 1975 until he joined Canwest in 1999, Mr. Leipsic practiced commercial law at Pitblado LLP, a Winnipeg-based law firm, where he was a senior partner. During his time at Pitblado LLP, Mr. Leipsic acted as Canwest’s external legal counsel.

David A. Leslie is 65 years old and has been one of Canwest’s Directors since March 2007 and was one of our Directors from March 2007 to 2008.  Mr. Leslie, a Chartered Accountant, is a Fellow of the Institute of Chartered Accountants of Ontario.  Mr. Leslie has had a lengthy and distinguished career with Ernst & Young LLP, having held a number of senior positions including Chairman and Chief Executive Officer; the position from which he retired in June 2004.  Mr. Leslie is a former member of the Americas Executive Board of Ernst & Young and of the Global Executive Board.  Mr. Leslie has also been a Senior Tax Advisor to the federal Department of Finance, Tax Policy and Legislation Branch.  Mr. Leslie is a director of Enbridge Inc., Enbridge Gas Distribution Inc., Empire Company Limited, IMRIS Inc., Sobeys Inc. and is a Trustee of the Crombie Real Estate Investment Trust.  Mr. Leslie has been active in many community organizations and has held leadership positions in a number of organizations, including the Mississauga Board of Trade, United Way of Peel Region, the Mississauga Hospital Foundation and the Dean’s Advisory Council, Faculty of Arts and Science, University of Toronto.  In addition, Mr. Leslie serves as Chair of Sunnybrook Health Sciences Centre.  Mr. Leslie has been honored as Mississauga Businessman of the Year and is a recipient of the University of Toronto Arbor Award.  Mr. Leslie will not stand for re-election to the Board of Directors of Canwest in January 2009.

John E. Maguire is 55 years old and has been one of our Directors since July 2008, our Chief Financial Officer since 2000 and Canwest’s Chief Financial Officer since January 1996.  Prior to that, he was Vice President, Finance of Canwest since September 1994. Mr. Maguire is a Chartered Accountant. Prior to joining Canwest, Mr. Maguire worked with Coopers & Lybrand from 1980 to 1987 and another Winnipeg-based public company from 1987 to 1990.

Lisa M. Pankratz is 47 years old and has been one of Canwest’s Directors since April 2005 and was one of our Directors from April 2005 to 2008.  Ms. Pankratz, a Fellow of the Institute of Chartered Accountants of British Columbia, and Chartered Financial Analyst charterholder, is President of Mackenzie Cundill Investment Management Ltd.  Prior to her appointment to this position in September 2006, she was President, Chief Compliance Officer and a Director of Cundill Investment Research Ltd. and Chief Compliance Officer of The Cundill Group from August 2002 to September 2006.  Prior to this, she was a corporate consultant and advisor from August 2000 until July 2002.  Ms Pankratz is an advisor to the investment committees of Pacific Blue Cross and BC Life & Casualty Company and formerly served as a Director of The Insurance Corporation of British Columbia and as a member of the Accounting Policy and Advisory Committee advising the Ministry of Finance for the Province of British Columbia.

Thomas C. Strike is 54 years old and has been one of our Directors since July 2008 and President, Corporate Development and Strategy Implementation of Canwest since July 2007.  Previously, he was President of our international operations from October 2004 to July 2007 and from July 2002 he was the Chief Operating Officer (Corporate) of Canwest and Canwest Media Inc. Prior to July 2002, Mr. Strike was Canwest’s Chief Operating Officer since September 1999 and Canwest Media Inc.’s Chief Operating Officer since 2000. Prior to that, Mr. Strike was Executive Vice President of Canwest. He is a Chartered Accountant. Prior to joining Canwest, Mr. Strike worked with Coopers & Lybrand from 1978 to 1986.

Kathleen A. Dore is 57 years old and has been President, Canadian Television of Canwest Media Inc. since October 2004 and has responsibility for Global Television, a coast-to-coast Canadian broadcasting network that reaches more than 94% of English-speaking Canada, E! Entertainment Network, a second network that broadcasts in Montreal, Hamilton and Victoria, and eight specialty channels.  Before joining Canwest Media Inc., Ms. Dore was President, Entertainment Services, for Rainbow Media Holdings Inc. In this position, she was responsible for U.S. cable networks AMC (American Movie Classics), WE (Women’s Entertainment) and IFC (Independent Film Channel) which distributed the award-winning independent films My Big Fat Greek Wedding and Boys Don’t Cry. Prior to this, Ms. Dore was President of Bravo Networks until its sale to NBC in 2002. At Bravo, she oversaw the development of the award-winning series Inside the Actors Studio and Queer Eye for the Straight Guy. During Ms. Dore’s tenure, Bravo went from a viewership of fewer than 500,000 U.S. households to more than 68 million.  Ms. Dore will leave her current position with the Company effective December 18, 2008.

Dennis Skulsky is 53 years old and has been the President and Chief Executive Officer of Canwest Media Publications since May 2006.  Mr. Skulsky oversees our print and online assets, including ten metro dailies, thirty community newspapers, the National Post and the Canwest News Service. A seasoned executive of the newspaper industry, Mr. Skulsky began his career nearly 30 years ago as Circulation District Manager with The Edmonton Journal. Since that time, he has held a variety of senior leadership positions, with Southam Inc., Hollinger and Canwest. Prior to accepting his current position, Mr. Skulsky was the President and Publisher of the Pacific Newspaper Group and Group Publisher, Western Region. In this role, Mr. Skulsky also oversaw all of Canwest Media Western’s daily newspapers, including The Vancouver Sun, The Province, The Victoria Times-Colonist, The Calgary Herald, The Edmonton Journal, Regina Leader-Post, Saskatoon Star Phoenix and 12 community newspapers in B.C.’s Lower Mainland.

Grace M. Palombo is 45 years old and has been our Senior Vice President, Human Resources since March 2004.  Ms. Palombo is responsible for ensuring that the workforce, compensation and human resource programs are aligned with Canwest’s business strategy and values.  Ms. Palombo works with the Human Resource Committee of Canwest’s Board of Directors.  Prior to joining the Company, Ms. Palombo held various executive positions in areas of Human Resources, Legal and Corporate Communications with Husky, Canada Life Financial Services, Westcoast Energy/Union Gas and Bombardier Aerospace.

Peter D. Viner is 63 years old and has been one of our Directors since July 2008 and Interim President, Canadian Television since November 18, 2008.  From June 2005 to September 2007, Mr. Viner was the President and Chief Executive Officer of the Limited Partnership.  Prior to that, Mr. Viner served Canwest in a number of senior executive roles over a period of 25 years, including five years as chief executive officer of Network TEN in Australia.  On his return to Canada in 1997, Mr. Viner was appointed President and Chief Executive Officer of Canwest, a post he held until succeeded by Leonard Asper.  From that time, Mr. Viner served as publisher of the National Post and was involved as a strategic advisor in a number of Canwest’s corporate development initiatives.

Each Director serves a one-year term and holds office until the next annual meeting of shareholders or until the election of his or her successor, unless he or she resigns or his or her office becomes vacant by reason of his or her death, removal or other cause. There are no arrangements with any of Canwest directors or our directors providing for the payment of benefits upon termination of service as director.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Compensation of Directors

Prior to July 2008, the compensation of our Directors was paid by Canwest.  Options and Deferred Share Units issued to our Directors were those of Canwest.  We reimbursed Canwest for our 50% share of such remuneration.  Subsequent to June 2008, we continued to reimburse Canwest for 50% of the Canwest Director remuneration.   For fiscal 2008, total fees paid to Canwest Directors, inclusive of all retainers and meeting fees and inclusive of fees paid in the form of Deferred Share Units, were $1.4 million of which we were charged $0.7 million.

Effective as of July 2008, all of our Directors are executive officers of Canwest or the Company.  Directors of the Company who are employees or otherwise retained by the Company are not entitled to receive any additional remuneration for serving as directors.  As a result, no fees were paid to our Directors in July and August, 2008 in respect of their service as Directors of the Company.

All directors are reimbursed for travel and other reasonable expenses incurred in attending Board meetings.

Compensation of Senior Management

In fiscal 2008, we paid our executive officers aggregate compensation of $8,120,479 million. We awarded to our executive officers 444,600 stock options with an exercise price of $7.50 and an expiration date of November 5, 2014, 115,900 restricted share units and 24,600 stock appreciation rights to our executive officers. The total amount accrued to provide pension, retirement or similar benefits to directors and executive officers in fiscal 2008 was $0.6 million.

Summary Compensation Table

The Summary Compensation Table details compensation information for the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company (the “named executive officers”), for services rendered in all capacities with respect to the fiscal year ended August 31, 2008 and for the previous two fiscal years.  The information in these tables is prepared in accordance with applicable Canadian disclosure rules, which differ in a number of respects from comparable requirements applicable to U.S. domestic issuers.  As a foreign private issuer, we are subject to the requirements of Form 20-F and not the requirements applicable to U.S. domestic issuers generally.

		Annual Compensation			Long-term Compensation
				Other	Securities		Units Subject		All
				Annual	Under		to Resale		Other
Name and		Salary	Bonus	Compensation	Options/SARs		Restrictions		Compensation
Principal Position	Year	$	$	$(1)	Granted #(2)		$		$

L.J. Asper	2008	900,000	153,780	-	127,400	(2)	-		-
President & Chief Executive Officer	2007	900,000	1,163,745	-	175,000	(3)	-		-
Canwest Global Communications	2006	900,000	1,053,000	-	87,500	(3)	-		-
Corp.

J.E. Maguire	2008	500,000	75,325	-	38,800	(2)	-		-
Chief Financial Officer	2007	500,000	609,094	-	50,000	(3)	-		-
Canwest Global Communications	2006	500,000	621,250	-	25,000	(3)	-		-
Corp.

K.A. Dore	2008	1,100,000	1,100,000	-	-	(4)	-		280,000	(5)
President,	2007	1,100,000	1,973,425	-	100,000	(3)	-		630,000	(5)
Canadian Television,	2006	1,050,000	1,632,750	-	50,000	(3)	-		560,000	(5)
Canwest Media Inc.

D. Skulsky	2008	650,000	498,938	-	73,700	(2)	-		-
President & Chief Executive Officer, Canwest Media	2007	616,346	534,988	-	-		252,661	(7)	38,938	(8)
Publications Inc.	2006	504,237	241,333	-	-		168,496	(7)	14,663	(8)

T.C. Strike(6)	2008	900,000	203,280	-	89,000	(2)	-		-
President, Corporate	2007	900,000	1,298,193	2,704	120,000	(3)	-		-
Development & Strategy	2006	900,000	948,000	11,967	60,000	(3)	-		-
Implementation, Canwest Global
Communications Corp.
__________
(1)
The value of perquisites and benefits for each named executive officer is less than the lesser of $50,000 and 10% of the total annual base compensation and bonuses.  Amounts shown reflect imputed interest benefit on loans pursuant to other indebtedness.

(2)
Granted under the Canwest Global Communications Corp. Stock Option and Restricted Share Unit Plan approved by Canwest shareholders in January 2008.  Option exercise price per share is the market price per share of the Subordinated Voting Shares or Non-Voting Shares, as at the close of trading on the trading date immediately preceding the effective date of the option grant.

(3)
Option exercise price per share is the market price per share of the Subordinate Voting Shares or Non-Voting Shares as at the close of trading on the trading date immediately preceding the effective date of the option grant.  Represents the number of options granted  under the terms of theExecutive Stock Option Plan.  Effective November 2007, no further grants of options will be made pursuant to the Executive Stock Option Plan.

(4)
In fiscal 2008, Ms. Dore received Share Appreciation Rights granted under the CW Media Inc. Cash-Settled Stock Appreciation Right and Restricted Share Unit Plan implemented in fiscal 2008.  Share Appreciation Rights granted under the CW Media Inc. Cash-Settled Stock Appreciation Right and Restricted Share Unit Plan appreciate based on the notional share price of CW Media Inc, and indirect subsidiary of the Company.  Ms. Dore does not participate in the Canwest Global Communications Corp. Stock Option and Restricted Share Unit Plan.

(5)	Ms. Dore received payments of $560,000 in fiscal 2006, $630,000 in fiscal 2007 and $280,000 in fiscal 2008.
(6)	Mr. Strike was appointed to his present position on July 11, 2007. Previously he was President, Canwest Media International, a division of Canwest Media Inc.
(7)
Amount shown represents the value of performance units granted to the named executive officer pursuant to the terms of CanWest MediaWorks Income Fund’s Performance Unit Plan calculated by multiplying the number of performance units granted to the named executive officer by the closing price of the fund units on the Toronto Stock Exchange on the trading date prior to the effective date of the grant.  The number of fund units issued to a named executive officer pursuant to the terms of the Performance Unit Plan upon the redemption of performance units was dependent upon the application of a performance modifier.  Under the terms of the Plan, which was discontinued in July 2007, participants were to receive one unit of Canwest MediaWorks Income Fund at the end of a three-year performance period for each grant for each performance modifier adjusted vested performance unit, subject to the discretion of the Trustees of the Fund to make an equivalent cash payment in certain circumstances.  One-third of the performance units granted on an award date were to vest each year.  The performance modifier varied from 25% to 125% based upon the cumulative total unit holder return which, for purposes of the Performance Unit Plan, was measured by reference to the cumulative distributions on a reinvested basis and the percentage change in trading price of the units of the Fund on the TSX over the performance period.  Participants were entitled to receive distribution equivalents in the form of additional performance units based upon distributions paid by the CanWest MediaWorks Income Fund.

(8)
Amount shown represents the value of distribution equivalents credited to the named executive officer in the form of additional performance units pursuant to the terms of the Income Fund’s Performance Unit Plan.

OPTIONS

Options Granted During the Most Recently Completed Financial Year

Information as to options granted in respect of fiscal 2008 to named executive officers of the Company under Canwest’s Executive Stock Option Plan is shown in the table below:

Name	Shares Under Options Granted #	% of Total Options Granted to Employees in respect of fiscal 2008	Exercise or Base Price $/Security	Market Value of Shares Underlying Options on the Date of Grant $/Security	Expiration Date
L.J. Asper	127,400	14.4%	7.50	7.50	November 2017
J. E. Maguire	38,800	4.4%	7.50	7.50	November 2017
D. Skulsky	73,700	8.4%	7.50	7.50	November 2017
T.C. Strike	89,000	10.1%	7.50	7.50	November 2017

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

Information as to options exercised during the year and unexercised and outstanding options to purchase Subordinate Voting Shares or Non-Voting Shares pursuant to the Executive Stock Option Plan in respect of the named executive officers of the Company is shown in the table below:

	Securities Acquired on	Aggregate Value	Unexercised Options at August 31, 2008		Value of Unexercised In-The-Money Options at August 31, 2008
	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	#	$	#	#	$	$
L. J. Asper	-	-	293,249	436,900	-	-
J.E. Maguire	-	-	119,959	128,800	-	-
T.C. Strike	-	-	226,569	301,000	-	-
K.A. Dore	-	-	60,000	140,000	-	-
D. Skulsky	-	-	18,750	79,950	-	-

LTIP – RESTRICTED SHARE UNITS

Restricted Share Units Awards in Most Recently Completed Financial Year

The following table details restricted share units awarded in respect of the fiscal year ended August 31, 2008 to each of the named executive officers of the Company pursuant to the Canwest Global Communications Corp. Stock Option and Restricted Share Unit Plan.  Vesting of restricted share units granted pursuant to the Stock Option and Restricted Share Unit Plan is subject to the achievement of specified performance criteria.  Restricted share units granted pursuant to the Stock Option and Restricted Share Unit Plan are settled through the issuance from treasury of Subordinate Voting Shares or Non-Voting Shares in the capital stock of Canwest, as applicable.

Name	Year(1)	Securities/Units Or Other Rights #	Performance or Other Period Until Maturation or Payout
L.J. Asper	2008	33,200	2010
J.E. Maguire	2008	10,100	2010
D. Skulsky	2008	19,200	2010
T.C. Strike	2008	23,200	2010
__________
(1) The Company’s Stock Option and Restricted Share Unit Plan was implemented in fiscal 2008.

LTIP – CASH-SETTLED STOCK APPRECIATION RIGHTS AND RESTRICTED SHARE UNITS

Stock Appreciation Rights and Restricted Share Units Awards in Most Recently Completed Financial Year

The following table details cash-settled stock appreciation rights and restricted share units awarded in respect of the fiscal year ended August 31, 2008 to each of the named executive officers of the Company pursuant to the CW Media Inc. Cash-Settled Stock Appreciation Right and Restricted Share Unit Plan.  A portion of the stock appreciation rights granted pursuant to the CW Media Inc. Cash-Settled Stock Appreciation Right and Restricted Share Unit Plan are subject to performance criteria.  Vesting of restricted share units granted pursuant to the CW Media Inc. Cash-Settled Stock Appreciation Right and Restricted Share Unit Plan is subject to the achievement of specified performance criteria.  Stock appreciation rights and restricted share units granted pursuant to the CW Media Inc. Stock Appreciation Right and Restricted Share Unit Plan are settled with through cash payments based upon the notional share price of CW Media Inc., an indirect subsidiary of the Company.

Name	Securities/Units Or Other Rights #	Performance or Other Period Until Maturation or Payout
K. Dore	24,600 SARs 0 RSUs	2010 N/A

DEFINED BENEFIT OR ACTUARIAL PLAN DISCLOSURE

Named executive officers are entitled to retirement compensation benefits under a Retirement Compensation Arrangement or similar arrangements providing benefits (collectively, the “RCA”) as described below.

Retirement Compensation Arrangement

Certain senior executives of the Company are covered under the RCA.  Under the RCA, the benefit accrual for these senior executives is equal to 2.25% of the executive's Final Average Earnings multiplied by the number of years the executive has been continuously employed by the Company or its affiliates.  Final Average Earnings are defined as the average of the executive’s aggregate salary plus incentive bonus earned from the Company or any of its affiliates in each of the best three consecutive years out of the last ten years of the executive’s employment with participating employers.  Normal retirement is at age 62, and the normal form of pension is payable only for the lifetime of the executive; however, participants can elect an optional form of payment in the form of a life annuity guarantee or a joint survivor annuity.  In either case, the optional form is actuarially equivalent to the normal form.  Participants can retire as early as age 50 with 5 years' service.  Pensions payable on early retirement will be reduced by 0.5% for each month that retirement occurs prior to age 62.  For purposes of the RCA benefits payable to the named executive officers indicated below, the Final Average Earnings are capped at $500,000.  Benefits accrued under the RCA are not reduced by any social security or Canada Pension Plan benefits.

The table below shows the cumulative pension amounts which would be payable at normal retirement based on various levels of Final Average Earnings and years of credited service.

	Years of Credited Service
Final Average Earnings	15	20	25	30	35
$125,000	42,187.50	56,250.00	70,312.50	84,375.00	98,437.50
150,000	50,625.00	67,500.00	84,375.00	101,250.00	118,125.00
175,000	59,062.50	78,750.00	98,437.50	118,125.00	137,812.50
200,000	67,500.00	90,000.00	112,500.00	135,000.00	157,500.00
225,000	75,937.50	101,250.00	126,562.50	151,875.00	177,187.50
250,000	84,375.00	112,500.00	140,625.00	168,750.00	196,875.00
300,000	101,250.00	135,000.00	168,750.00	202,500.00	236,250.00
400,000	135,000.00	180,000.00	225,000.00	270,000.00	315,000.00
500,000	168,750.00	225,000.00	281,250.00	337,500.00	393,750.00

The above table is applicable to L.J. Asper, K. Dore, J.E. Maguire, and T.C. Strike.  Credited service at January 1, 2009 will be as follows:

Mr. L.J. Asper,	17.83 years;
Ms. K. Dore,	4.25 years
Mr. J.E. Maguire,	18.33 years; and
Mr. T.C. Strike,	22.42 years.

David  Skulsky participates in one of several defined benefit registered pension plans currently sponsored and maintained by Canwest and/or its affiliates (collectively, the “Basic Pension Plans”).  Certain Basic Pension Plans are sponsored by the Canwest Media Limited Partnership while other Basic Pension Plans are sponsored by Canwest or its affiliates but include the Partnership as a participating employer.

In addition to participating in the Basic Pension Plans, Dennis Skulsky participates in a Supplemental Executive Retirement Arrangement (“SERA”).  Pursuant to the SERA, Dennis Skulsky is entitled to an annual retirement benefit payable from age 62 of an amount equal to 2.0% of his Final Average Earnings for each year of continuous service, reduced by the amount of actual pension benefit, if any, payable under the relevant Basic Pension Plan.  Retirement benefits are not reduced by any social security or Canada Pension Plan benefits.  As at January 1, 2009, Dennis Skulsky will have 38 years of credited service under the SERA.

The following table provides the combined amounts which would be payable to Dennis Skulsky under the SERA at normal retirement age based upon various levels of Final Average Earnings and years of credited service.

	Years of Credited Service
Final Average Remuneration	30	35	40	45
$500,00	300,000	350,000	400,000	450,000
600,000	360,000	420,000	480,000	540,000
700,000	420,000	490,000	560,000	630,000
800,000	480,000	560,000	640,000	720,000
900,000	540,000	630,000	720,000	810,000
1,000,000	600,000	700,000	800,000	900,000
1,100,000	660,000	770,000	880,000	990,000
1,200,000	720,000	840,000	960,000	1,080,000

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Company has the following employment agreements with named executive officers:

Leonard J. Asper

The Company has entered into a management services agreement with Leonard Asper Holdings Inc. (“LAHI”) with respect to the services of Leonard Asper.  In respect of the services provided by Leonard Asper as President and Chief Executive Officer (“CEO”), the agreement provides for a base annual fee of $900,000 and incentive fees up to 200% of his base annual fee based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives.  On November 6, 2007, Mr. Asper was granted 127,400 options and 33,200 Restricted Share Units in respect of fiscal 2008 pursuant to the terms of the Stock Option and Restricted Share Unit Plan approved by shareholders in January 2008.  On November 18, 2008, Mr. Asper was granted 127,400 options and 33,200 Restricted Share Units in respect of fiscal 2009.  The agreement requires that Mr. Asper not engage or invest in, own, manage, operate, finance, control or participate in any business that competes with Canwest for a period of 12 months following the expiration of the agreement.  Should LAHI terminate the agreement within six months following a change of control of Canwest, LAHI is entitled to receive 24 months basic fees and pro-rated incentive fees for the fiscal year in which the termination occurs.

Kathleen A. Dore

In October 2004, the Company entered into an employment agreement with Kathleen Dore as President, Canadian Television Operations.  The agreement, which expired October 18, 2008, provided for a base annual salary of $1,100,000 and incentive compensation up to 200% of her base salary based upon agreed financial and personal objectives and included health, life insurance, pension and similar benefits available to all of our executives.  In August 2008, the Company extended the term of the employment agreement until December 18, 2008.  Thereafter, Ms. Dore’s employment may be renewed on mutually agreed terms and conditions for further consecutive 90 day periods.  On expiry of the original employment agreement, Ms. Dore is entitled to a payment equivalent to her annual base salary plus the average of her bonuses over the previous two years.  On November 6, 2007, Ms. Dore was granted 24,600 share appreciation rights under the CW Media Inc. Cash Settled Share Appreciation Right and Restricted Share Unit Plan in respect of fiscal 2008.  Under the terms of her employment agreement, Ms. Dore received a $700,000 signing bonus upon commencement of her employment and was entitled to payments of $350,000 in fiscal 2005, $560,000 in fiscal 2006, $630,000 in fiscal 2007 and $280,000 in fiscal 2008.  Ms. Dore was also entitled to receive 186,667 Non-Voting Shares on August 31, 2007.  Of these shares, 50% were held in escrow to be released over a period of time ending December 18, 2008.

John E. Maguire

The Company has entered into an employment agreement with John E. Maguire, as Chief Financial Officer.  The agreement provides for a base annual salary of $500,000 and incentive compensation up to 100% of his base salary based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives.  On November 6, 2007, Mr. Maguire was granted 38,800 options and 10,100 restricted share units in respect of fiscal 2008 pursuant to the terms of the Stock Option and Restricted Share Unit Plan approved by shareholders in January 2008.  On November 18, 2008, Mr. Maguire was granted 38,800 options and 10,100 Restricted Share Units in respect of fiscal 2009.

Dennis Skulsky

The Company has entered into an employment agreement with Dennis Skulsky as President and Chief Executive Officer of Canwest Media Publications.  The agreement provides for a base annual salary of $650,000 and incentive compensation up to 62.5% of his base salary based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives.  Effective as of September 1, 2008, Mr. Skulsky is entitled to a base annual salary of $750,000 and incentive compensation up to 112.5% of his base annual salary based upon agreed financial and personal objectives.  On November 6, 2007, Mr. Skulsky was granted 73,700 options and 19,200 Restricted Share Units in respect of fiscal 2008 pursuant to the terms of the Stock Option and Restricted Share Unit Plan approved by shareholders in January 2008.  On November 18, 2008, Mr. Skulsky was granted 73,700 options and 19,200 Restricted Share Units in respect of fiscal 2009.  In the event of termination without cause, Mr. Skulsky is entitled to receive a payment equivalent to two years base salary and average annual bonus earned during the preceding three-year period.

Thomas C. Strike

The Company has entered into an employment agreement with Thomas C. Strike, as President, Corporate Development and Strategy Implementation.  The agreement provides for a base annual salary of $750,000, a guaranteed annual bonus of $150,000 and incentive compensation up to 150% of his combined base salary and guaranteed annual bonus based upon agreed financial and personal objectives and includes health, life insurance, pension and similar benefits available to all of our executives.  On November 6, 2007, Mr. Strike was granted 89,000 options and 23,200 Restricted Share Units in respect of fiscal 2008 pursuant to the terms of the new Stock Option and Restricted Share Unit Plan approved by shareholders in January 2008.  On November 18, 2008, Mr. Strike was granted 89,000 options and 23,200 Restricted Share Units in respect of fiscal 2009.  In the event of termination following a change of control of Canwest, Mr. Strike is entitled to receive a payment equivalent to two years base salary and guaranteed annual bonus.

Composition of the Human Resources Committee

Prior to July 2008, the following were members of the Human Resources Committee:  Mr. Ronald Daniels (Chair), Mr. Derek Burney, Mr. Paul Godfrey and Mr. Frank King.  Prior to his retirement in January 2008, Dr. Lloyd Barber was also a member of the Human Resources Committee.  Following the reconstitution of our Board of Directors in July 2008, the functions of the Human Resources Committee were assumed by the Board of Directors as a whole.  The Company will continue to benefit from the oversight and direction of the Canwest Human Resources Committee.

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

In assessing the competitiveness of the Company’s executive compensation practices, the Human Resources Committee uses (a) independent published surveys and studies to compare the compensation packages to generally accepted practices for publicly traded companies, and (b) proxies of a representative sample of comparable Canadian and North American companies with which the Company competes for talent.  Comprehensive executive compensation surveys are routinely undertaken by third-party consulting firms on behalf of the Human Resources Committee and were recently completed by Aon Consulting in each of 2004 and 2006.

Compensation Objectives and Pay Mix

The major elements of the Company’s executive compensation packages consist of base salary, annual short-term performance-based cash incentives, long-term incentives and perquisites.

The annual cash incentive program is designed to reward delivery of results against pre-defined measures within a twelve-month period.  Long-term incentives are designed to reward the sustained performance of the Company through increased share price.  The actual mix between the compensation elements varies, depending on the ability of the executive to influence short-term and long-term results, the level of the executive, and competitive local market practices.   For the Company’s executive officers, the Human Resources Committee has determined that the desired pay mix is 40% base salary, 25% short-term cash incentives and 35% long-term incentives, over the course of the ensuing three to four year period. The Human Resources Committee has determined that adjustments to executive officer compensation arrangements will be made primarily through changes to long-term incentives rather than through increases to base salary or short-term cash incentives, as appropriate, until such time as the desired pay mix is achieved.  In fiscal 2008, the Company’s named executive officers were compensated based on the following pay mix:

	Fiscal 2008 Pay Mix
Name and Principal Position	Base Salary (%)	Short-Term Cash Incentive (%)	Long-Term Incentive (%)
Leonard J. Asper President & Chief Executive Officer Canwest Global Communications Corp.	37	37	26
John E. Maguire Chief Financial Officer Canwest Global Communications Corp.	47	35	18
Kathleen A. Dore President, Canadian Television Canwest Media Inc.	42	42	16
Dennis Skulsky President & Chief Executive Officer Canwest Media Publications	46	29	25
Thomas C. Strike President, Corporate Development & Strategy Implementation Canwest Global Communications Corp.	40	40	20

In 2006, the Human Resources Committee engaged Aon Consulting to complete a comprehensive executive compensation survey.  Aon Consulting found that although the Company was in a strong position on total cash compensation relative to the Canadian market (and was in a competitive position relative to the North American market), it was below market on long-term incentive grants.  Data from the comparison group suggested that other media and communications companies had adopted similar North American pay strategies.  However, relative to the comparison group, the Company placed a greater emphasis on short-term incentives than its media counterparts who had greater weighting on long-term incentives.

Accordingly, throughout fiscal 2006 and 2007, the Human Resources Committee initiated a number of reforms to the Company’s executive compensation practices.  These initiatives were designed to achieve a rebalancing of total direct compensation with greater weight placed on long-term incentives for the Company’s senior executives.  Details of these initiatives are described below.

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

Base Salaries

Base salary and variable compensation have been determined for each named executive officer based upon individual performance, level, scope and job responsibilities and, in relation to comparable positions internally as well as externally in the media industry.  Base salary levels are intended to attract and retain executives, provide fair and competitive compensation commensurate to an executive’s experience, as well as to reward individual performance and achievement of objectives.  The overall goal is to provide base salary packages for experienced, top-performing employees in the 50th percentile and above-market reward programs up to the 75th percentile.

Short-Term Cash Incentives

Annual performance-based incentives are designed to encourage and reward improved performance and achievement of results from year to year.  The amount of each employee’s annual incentive payment is tied to two components:  (i) achievement of improved financial results and (ii) achievement of personal objectives.

For fiscal 2008, the achievement of financial criteria and personal objectives has weightings of 80% and 20%, respectively, in the calculation of annual incentive payments for the executive management team (including the named executive officers).  Of the weight placed on financial goals, a portion will be allocated to group performance to incent greater line-of-sight for team results.  The weighting for financial and personal goals shift to 70% and 30% respectively for Senior Vice Presidents; to 60% and 40%, respectively, for Vice Presidents, Publishers and General Managers; and to 50% and 50%, respectively, for director level positions.  The Human Resources Committee believes that these weights are consistent with external market practices and, more appropriately, allocate a greater weight to financial criteria for senior executives.

Financial Goals

Financial performance targets are set by senior executives annually in conjunction with planning, budgeting and performance management processes.  Consideration is given to the historic probability of achievement.  By placing greater weight on financial results, the short-term incentive plan creates a clearer linkage between pay and performance.

For fiscal 2008, the financial performance targets for each of the Company’s named executive officers were measured against the following criteria:

Name and Principal Position	Long-Term Incentive Performance Criteria and Weight (%)
Leonard J. Asper President & Chief Executive Officer Canwest Global Communications Corp.
• Earnings Per Share of Canwest Global Communications Corp.  (33%)
• Consolidated EBITDA(1) of Canwest Global Communications Corp.  (33%)
• Cash Flow from Operations of Canwest Global Communications Corp.  (33%)

John E. Maguire Chief Financial Officer Canwest Global Communications Corp.
• Earnings Per Share of Canwest Global Communications Corp.  (33%)
• Consolidated EBITDA of Canwest Global Communications Corp.  (33%)
• Cash Flow from Operations of Canwest Global Communications Corp.  (33%)

Kathleen A. Dore President, Canadian Television Canwest Media Inc.	• EBITDA(2) of the Canadian Television Operating Segment of Canwest Global Communications Corp. (100%)
Dennis Skulsky President & Chief Executive Officer Canwest Media Publications	• EBITDA(3) of the Canadian Publishing Operating Segment of Canwest Global Communications Corp. (100%)
Thomas C. Strike, President, Corporate Development & Strategy Implementation, Canwest Global Communications Corp.
• Earnings Per Share of Canwest Global Communications Corp.  (33%)
• Consolidated EBITDA of Canwest Global Communications Corp.  (33%)
• Cash Flow from Operations of Canwest Global Communications Corp.  (33%)

__________
(1)	Consolidated EBITDA is defined as Operating Income Before Amortization.
(2)	EBITDA of the Canadian Television Operating Segment is defined as Canadian television and CW Media Television Segment Operating Profit less restructuring expenses.
(3)	EBITDA of the Canadian Publishing Operating Segment is defined as Publishing Segment Operating Profit less restructuring expenses.

For the small group of functional roles that work with all lines of business (including by way of example, the finance, legal and human resources groups), the achievement of financial criteria and personal objectives have weightings split between company performance and personal goals that are directly aligned to key company-wide projects. Budgetary targets are placed within personal goals.

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

Personal Goals

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

While individuals within a particular business unit may be paid up to 125% of their eligible bonus entitlement on their personal component, a budgetary cap of 110% will apply collectively to all individuals within that business unit.  This cap provides for a maximum payout equal to an “above expectations” rating per business unit and will be evaluated annually.

The Human Resources Committee believes it is appropriate to offer overachievement bonuses for both financial and personal goals thus giving management the ability to reward exceptional performance within the framework of a controlled management incentive program.

Long-Term Incentives

In fiscal 2008, Canwest replaced its long-term Executive Stock Option Plan with a new Stock Option and Restricted Share Unit Plan. Under the replacement Stock Option and Restricted Share Unit Plan, both the options and restricted share units are intended to provide employees with long-term incentive.  As Canwest’s share price increases, options and restricted share units increase in value.  As equity-based plans, the value realized by employees is directly related to changes in Canwest’s share price.  Importantly, the terms of the new Stock Option and Restricted Share Unit Plan enable the Board of Directors, under the recommendation of the Canwest Human Resources Committee, to specify certain performance criteria as a condition to the vesting of the awards.  The establishment of performance criteria, together with time vesting requirements, are intended to better align the interests of the participants with those of Canwest’s shareholders.

In developing the replacement plan, the Human Resources Committee considered the competitive position, retention value, tax effectiveness of the plan for employees and the Company, shareholder interests and dilution levels.

Stock Ownership Guidelines

Effective fiscal 2008, the Canwest Human Resources Committee introduced stock ownership guidelines for senior members of executive management.  Members of executive management are expected to demonstrate their commitment to the Company through stock ownership under the following board-approved guidelines and are expected to achieve such guidelines within a period of five years.

Name and Principal Position	Recommended Stock Ownership
Leonard J. Asper, President & Chief Executive Officer Canwest Global Communications Corp.	2.0 times annual salary
Kathleen A. Dore, President, Canadian Television Canwest Media Inc.	1.5 times annual salary
Dennis Skulsky, President & Chief Executive Officer Canwest Media Publications	1.5 times annual salary
Thomas C. Strike, President, Corporate Development & Strategy Implementation Canwest Global Communications Corp.	1.5 times annual salary
John E. Maguire, Chief Financial Officer Canwest Global Communications Corp.	1.5 times annual salary
David A. Asper, Executive Vice President Canwest Global Communications Corp.	1.0 times annual salary
Richard M. Leipsic, Senior Vice President and General Counsel Canwest Global Communications Corp.	1.0 times annual salary
Grace Palombo, Senior Vice President, Human Resources Canwest Global Communications Corp.	1.0 times annual salary

The Canwest Human Resources Committee has the responsibility to review annually and recommend for approval by the Board, corporate goals and objectives relevant to the CEO’s compensation package, as well as review and approve the CEO’s compensation based on the Committee’s evaluation of the CEO’s performance.  The Committee is also responsible for reviewing, evaluating and recommending compensation packages for (i) the Chair of the Board, (ii) each executive officer who reports to the CEO, and (iii) any other employee that the Committee determines appropriate from time to time.

Submitted by:	Ronald J. Daniels	Frank King
	Derek Burney	Paul Godfrey

Compensation of the CEO

In respect of fiscal 2008, the CEO was paid a base salary of $900,000, a bonus of $153,780 and was granted options to acquire 127,400 Subordinate Voting Shares and 33,200 Restricted Share Units under the Company’s Stock Option and Restricted Share Unit Plan.  The annual performance based incentive of up to 200% of base salary was based upon financial and personal objectives determined and approved by the Board.  In fiscal 2008, the short-term incentive plan was based upon achievement of the financial objectives (worth 80%) and achievement of personal objectives (worth 20%).  The Human Resources Committee reviews the compensation of the CEO in relation to the compensation of CEOs of comparable companies in the media and entertainment industry and other companies of similar size and revenue.  A comprehensive survey by a third party consulting firm was undertaken in 2006 in order to assist the Human Resources Committee with its determination.  No changes to the CEO’s compensation arrangements have been made since 2005.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company is committed to high standards of corporate governance. The Company’s Board, the Canwest Board and each of their respective committees, as applicable, have continued to refine the Company’s governance policies and practices in light of regulatory initiatives in North America that have been adopted to improve corporate governance.

Prior to the reconstitution of its Board of Directors in July 2008, the Company had an Audit Committee, a Pension Committee, a Governance and Nominating Committee and a Human Resources Committee.  The members of those Committees and details of the Board-approved mandates for each Committee were identical in all respects to the board-approved mandates adopted by the Canwest Board of Directors for its Audit Committee, Pension Committee, Governance and Nominating Committee and Human Resources Committee.  Details of those mandates are set out below.  Following the reconstitution of our Board of Directors in July 2008, the mandates of each of our Committees were assumed by the Board of Directors as a whole.  Notwithstanding the reconstitution of the Canwest Media Inc. Board of Directors and the elimination of our Committees in July 2008, Canwest maintains its Audit Committee, Pension Committee, Governance and Nominating Committee and Human Resources Committee.  The four Canwest committees continue to provide oversight and direction to the Board of Directors of the Company on board-approved mandates identical to those described below.

The corporate governance practices adopted by the Company are set out below.  These corporate practices were adhered to by our Board of Directors and each of its Committees prior to the reconstitution of our Board of Directors in July 2008 and are now adhered to by our Board of Directors as a whole.

Ethical Business Conduct

The Company has adopted a Code of Ethics that governs the behaviour of its directors and senior executive officers. The Code sets out procedures for monitoring compliance with the Code of Ethics, describes the measures designed to ensure that the directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, and describes other steps taken to encourage and promote a culture of ethical business conduct.  A copy of the Code of Ethics is available on the SEDAR website at www.sedar.com or on the Company’s website at www.canwest.com.

Board Mandate

The mandate of the Board is to supervise the management of the Company’s business and affairs, to act with a view to the Company’s best interests and to exercise the care, skill and diligence that a reasonably prudent person would exercise in comparable circumstances.  In doing so, the Board acts in accordance with:

•	The Corporations Act (Manitoba), the Canadian Broadcasting Act, other laws that apply to media companies, as well as laws of general application;
•	the Company’s articles of incorporation and by-laws;
•	written charters of the Board and Board committees; and
•	the Code and other internal policies.

As part of its overall stewardship responsibilities, the Board is responsible for the following matters:

(a)	General Strategic Direction and Significant Initiatives

•	Reviewing and assessing the Company’s operations with a view to ensuring the best performance is achieved;
•	Reviewing and approving the Company’s major development activities, including major acquisitions, investments and divestitures outside the ordinary course of business;
•	Adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
•	Approving operating and capital budgets;

•	Reviewing and approving the dividend policy and declaration of dividends; and
•	Reviewing and approving major financing and any offering of the Company’s securities.

(b)	Risk Management

•	Identifying the principal risks of the Company’s business (including financial, accounting and legal risks) and ensuring the implementation of appropriate systems to manage these risks;
•	Reviewing and ensuring the integrity of the Company’s internal control and management information systems;
•	Satisfying itself from time to time that the Company’s operations are in material compliance with applicable laws and regulations;
•
Reviewing and approving the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, taking into account the recommendations of the Audit Committee; and

•	Reviewing and approving the compensation of the external auditor, taking into account the recommendations of the Audit Committee.

(c)	Human Resources and Compensation (including the President and the CEO)

•	Appointing the President and the CEO;
•	Reviewing and approving position descriptions for the Chair of the Board and the CEO, and, in the case of the CEO, taking into account the recommendations of the Human Resources Committee;
•
Reviewing and evaluating the performance of (i) the Chair of the Board, (ii) the CEO and each executive officer who reports to the CEO, and (iii) any other employee that the Human Resources Committee determines appropriate from time to time, taking into account evaluations provided by the Human Resources Committee;

•
Reviewing and approving compensation for (i) the Chair of the Board, (ii) the CEO and each executive officer who reports to the CEO, and (iii) any other employee that the Human Resources Committee determines appropriate from time to time, including base salary, long-term incentive plans and perquisites, taking into account the recommendations of the Human Resources Committee;

•	Reviewing and approving the remuneration of each director, taking into account the recommendations of the Human Resources Committee;
•
Reviewing and approving Canwest’s Amended and Restated Combined Share Compensation Plan, Deferred Share Unit Plan and the new Stock Option and Restricted Share Unit Plan (collectively, the “Equity Plans”) and Executive Annual Incentive Plan;

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

•
Reviewing with management from time to time Canwest’s procedures for receiving feedback from shareholders, including written and electronic feedback, and satisfying itself that appropriate procedures are in place or recommending changes where desirable; and

•
Reviewing and approving the Company’s continuous disclosure documents including (i) quarterly and annual financial statements and accompanying management’s discussion and analysis, and (ii) annual report, taking into account the recommendations of the Audit Committee, where applicable.

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

In fulfilling its mandate, the directors have access to the Company’s management and advisors to the Company, which assists them in the understanding of proposed Board actions and the implications of voting for or against such actions.

Composition of the Board

The Company’s Board currently consists of five directors, none of whom are independent:  Leonard J. Asper, Thomas C. Strike, Peter D. Viner, John E. Maguire and Richard M. Leipsic.  Prior to July 2008, the Company’s Board consisted of eleven directors.  The following eight directors were independent: Derek H. Burney, Ronald J. Daniels, David J. Drybrough, Paul V. Godfrey, David W. Kerr, Frank W. King, David A. Leslie and Lisa M. Pankratz. Accordingly, a majority of the directors were independent. The three remaining directors, David A. Asper, Gail S. Asper and Leonard J. Asper, were considered to be non-independent directors because each is a senior officer of Canwest who, together, indirectly control Canwest.

The relatively small size of the Company’s Board has enabled the Company to be flexible with regard to scheduling meetings, including unplanned meetings which are called in order to review new opportunities.  The Board is thus able to act quickly and remain well informed. The Company’s management has been able to liaise regularly with the Board in seeking approval for any activities outside the normal course of business.

Committees of the Board

The Canwest Board has four committees which provide oversight and direction to the Board of Directors of the Company.  Prior to the reconsititution of our Board of Directors in July 2008, these same four committees existed within our Company.  Committees of the Board are authorized by the Board from time to time, and as appropriate, to retain outside advisors at the Company’s expense.  Individual directors may, with the consent of the Chair of the Governance and Nominating Committee, engage outside advisors at the expense of the Company.  In addition, the Human Resources Committee and the Pension Committee are permitted, without any separate approval being required, to retain consulting firms at the expense of the Company, in order to assist the committee in the evaluation of the CEO and other executive officers and in setting executive compensation.

Audit Committee

Prior to July 2008, the Audit Committee was composed of four directors, all of whom were unrelated and independent.  The Board has determined that all of the members of the Audit Committee are “financial experts” and “financially literate” as these terms are defined in MI 52-110, the Sarbanes-Oxley Act of 2002, the SEC Rules and NYSE Standards.  Subsequent to July 2008, the functions of the Audit Committee are performed by our Board of Directors as a whole subject to the oversight and direction of the Canwest Audit Committee.  The Audit Committee assists the Canwest Board in meeting its responsibilities related to internal control, managing financial, legal and accounting risks and financial reporting. In addition, the Audit Committee overseas the work of the external auditors and receives and responds to complaints related to accounting, internal controls or auditing matters.

Human Resources Committee

Prior to July 2008, the Human Resources Committee was composed of four directors, all of whom were independent.  Subsequent to July 2008, the functions of the Human Resources Committee are performed by our Board of Directors as a whole subject to the oversight and direction of the Canwest Human Resources Committee.  The committee makes recommendations to the Board on, among other things, executive compensation, approves the compensation of the CEO and each of his direct reports and reviews other aspects of executive compensation, such as the Company’s share compensation plans.  The Human Resources Committee has developed a description of the position of the Chair of the Board and each committee of the Board and the CEO and is responsible for reviewing and approving the corporate objectives (financial and personal) which the CEO is responsible for meeting.  This committee also conducts the annual assessment of the CEO’s performance as measured against these objectives. The results of this assessment are reported to the Board.

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

Pension Committee

Prior to July 2008, the Pension Committee was composed of four members, three of whom were independent directors.  Subsequent to July 2008, the functions of the Pension Committee are performed by our Board of Directors as a whole subject to the oversight and direction of the Canwest Pension Committee.  The Pension Committee is responsible for overseeing matters relating to the investment policies and performance of the Company’s pension funds.

Governance and Nominating Committee

Prior to July 2008, the Governance and Nominating Committee was composed of four directors, all of whom were independent.  Subsequent to July 2008, the functions of the Governance and Nominating Committee are performed by our Board of Directors as a whole subject to the oversight and direction of the Canwest Governance and Nominating Committee.  The committee is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company.  The Governance and Nominating Committee also monitors compliance with any rules, regulations, procedures or guidelines promulgated by regulatory authorities having jurisdiction over the Company (including applicable stock exchanges) relating to corporate governance.  The Board is responsible for reviewing and approving the set of corporate governance principles recommended by the Governance and Nominating Committee.  The Corporate Secretary is responsible for ensuring all corporate governance matters are reviewed by the Board and the Governance and Nominating Committee, as appropriate.

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

EMPLOYEES

As at August 31, 2008 our Canadian television operations employed the equivalent of approximately 2,395 full-time employees. Approximately 50% of our Canadian television employees are unionized and are employed under a total of 16 collective agreements.

Thirteen of our broadcasting bargaining units at 11 stations are represented by the Communications, Energy and Paper-workers Union of Canada (“CEP”). In April 2001, this union applied to the Canadian Industrial Relations Board (“CIRB”) to declare Canwest a “single employer” and to amalgamate those bargaining units into a single unit.  The CIRB determined that Canwest was a “single employer” for labour relations purposes and in November 2007 amalgamated the CEP bargaining units into three units—a British Columbia unit of CEP members at CHAN Vancouver, CHEK Victoria and CHBC Kelowna, an Alberta unit of CEP members at CICT Calgary, CITV Edmonton and CISA Lethbridge and an Eastern Canada unit of CEP members at CFSK Saskatoon, CKND Winnipeg, CIII Toronto/Ottawa, CHCH Hamilton and CIHF Halifax/St. John.  Currently all 13 of the existing CEP agreements are in expired status.  On May 22, 2008, CEP filed a reconsideration application respecting the decision of the CIRB.  In November 2008, the CIRB denied the reconsideration application.  It is expected that collective bargaining with respect to all three units will now begin.

As at August 31, 2008 we employed the equivalent of 5,921 full time employees in our publishing operations. Approximately 45% of these employees are employed under a total of 43 collective agreements. Eight of these collective agreements are currently in negotiation. In fiscal 2009, six collective agreements will expire.  In general, our collective agreements cover operations at individual publications or business locations, rather than multiple locations.

In addition, as at August 31, 2008, we had the equivalent of approximately 382 non-unionized full-time employees working in central services areas including our ReachCanada call centre, our business services centre, and our information technology group.  These employee groups support our Canadian television, publishing and online operations.  We also employ approximately 50 people at our corporate office.

In Australia, Network TEN and Eye Corp employed approximately 1,400 full-time employees at August 31, 2008.  Approximately 40% are represented by labour unions.

We employ 66 people in our Turkey radio operations, none of which are represented by trade unions.

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

The Family Members and certain of their respective wholly owned holding corporations have entered into a Shareholders’ Agreement under which the parties have granted to each other certain rights and obligations with respect to the holding and disposition of securities of Canwest.  In addition, each of the parties to the Shareholders’ Agreement that holds securities of Canwest has agreed to vote such securities held by it in favour of individuals nominated by the Family Members (or their representatives) as directors of Canwest and who together constitute at least a majority of the directors of Canwest but as close to a simple majority as possible. The Shareholders’ Agreement provides that each Family Member (or representative) is entitled to nominate an equal number of directors of the Company.  Such parties holding securities of Canwest have also agreed to vote such securities on all other matters submitted to a vote of shareholders of Canwest as determined by the Family Members (or their representatives).

RELATED PARTY TRANSACTIONS

As of August 31, 2008 we had outstanding advances due from Canwest of $55 million (August 31, 2007 - $56 million).  The largest amount outstanding during our fiscal year ended August 31, 2008 was $58 million. The loan is unsecured and non-interest bearing with no fixed repayment terms.

As of August 31, 2008 we had loans due from Fireworks Entertainment Inc. and its parent, Canwest Entertainment Inc., companies controlled by Canwest in the gross amount of $421.2 million (2007 – $421.2 million).  Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, in fiscal 2004, Canwest commenced a process to sell its Fireworks Entertainment Division.  A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company established a provision of $421.2 million against these loans.  These loans were unsecured and non-interest bearing.

The Company made operating lease payments of $3.1 million to Canwest and affiliated companies for the year ended August 31, 2008 (2007 - $3.2 million), which are included in selling, general and administrative expenses.  In addition, in the year ended August 31, 2007 the Company incurred $0.5 million of building development expenses  which were payable to this company and expensed in selling general and administrative expenses. The obligations under these operating leases of $0.7 million and $0.4 million continue until August 2010 and May 2018, respectively.

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

Aggregate Indebtedness

Currently, there are no indebtedness outstanding with any directors or officers.

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please refer to our audited consolidated financial statements set forth in Part III, Item 17 hereof and filed as part of this annual report.

LEGAL PROCEEDINGS

CBL Litigation

On March 5, 2001, certain plaintiffs who owned a 29.3% interest in CanWest Broadcasting Ltd. (“CBL”) filed a statement of claim against us, certain subsidiaries, and Israel Asper. The plaintiffs claim, among other things, that the defendants have acted in a manner that is oppressive and unfairly prejudicial to the plaintiffs; have improperly favoured the interests of the defendants over the interests of CBL and the plaintiffs (including the diversion of corporate opportunities); owe fiduciary duties to the plaintiffs; and have wrongly terminated certain contracts with the plaintiffs and replaced them with non-arm’s length contracts.

At the time of the commencement of the action, we owned 70.67% of CBL and the plaintiffs owned the minority interest. CBL owned the Global Television Network stations in British Columbia (CKVU), Manitoba (CKND) and Saskatchewan (CFRE and CFSK). On May 1, 2001, CBL amalgamated with one of our indirect wholly owned subsidiaries to continue as CBL Amalco. Under the terms of the amalgamation agreement, we received all of the shares of CBL Amalco and the minority shareholders of CBL received special preference shares of Canwest Global Communications Corp. We redeemed the special preference shares for $57.7 million on December 18, 2002. This action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim.

By a statement of claim dated April 5, 2004, issued in the Manitoba Court of Queen’s Bench, the plaintiffs commenced a suit against the defendants noted above as well as Leonard Asper (the “defendants”), claiming in substance the same matters as in the Ontario Action and as well that the amalgamation was oppressive to the interests of the plaintiff. The plaintiffs are seeking, among other things, damages of $425 million (including aggravated and punitive damages).

The defendants filed a statement of defense and counterclaim on June 20, 2005.  In its defense and counterclaim, the defendants deny the plaintiffs’ claim for damages and further assert that by not dissenting to the amalgamation the plaintiffs waived or are stopped from asserting claims in the action, including for appraisal, fair value or oppression. The defendants also plead that the plaintiff’s claim is barred with respect to any matter, facts, or conduct prior to six years preceding the filing of the statement of claim in Manitoba. In its counterclaim, we (plaintiff by counterclaim) claim against the plaintiffs (defendants by counterclaim) repayment of the difference between the fair value of the shares held by the defendants in CBL and $57.7 million.

The defendants filed a reply and defense to our counterclaim on September 6, 2005.

By way of summary application initiated by the defendants and heard before the Manitoba Court of Queen’s Bench in November 2007, the defendants sought a motion that the Court impose a six-year limitation date on the plaintiff’s claim and deny the plaintiffs a right to pursue a fair value (appraisal) remedy in respect of their former holdings in CBL or not attributed to their oppression action. On November 7, 2008, the court issued a judgment dismissing the plaintiffs’ action against Leonard Asper and their claim for breach of fiduciary duty against the defendants.  The other claims were permitted to proceed to trial.

Hollinger Litigation

We have requested arbitration related to $84 million owed by Hollinger International Inc., Hollinger Inc. and certain related parties (collectively “Hollinger”) related to certain unresolved adjustments and claims related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger.  Hollinger disputes this claim and claims that it and certain of its affiliates are owed $116 million by us.  The arbitration hearings which commenced in February 2007 were completed in June 2008 and we are currently awaiting the decision of the arbitrator.

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

ITEM 9.  THE OFFER AND LISTING

MARKETS

Our securities are not traded on any stock exchange or other regulated market.  Our parent, Canwest Global Communications Corp., is a public company whose Subordinate Voting Shares and Non-voting Shares are listed on The Toronto Stock Exchange.

ITEM 10.  ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set forth below is a summary of certain provisions of our Articles of Amalgamation and By-Laws. This summary is qualified in its entirety by reference to the Articles of Amalgamation and By-Laws.

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

Annual meetings of shareholders are to be held on such day as determined by the Board, or the chairman of the Board or the president and approved by the Board (Section 8.1 of the By-laws).  The Board may call a special meeting at any time (Section 8.2 of the By-laws). Shareholders shall receive notice of any meeting not less than 21 days nor more than 50 days before the meeting (Section 8.5 of the By-laws). Shareholders of record as of the record date, if set, or as of one day prior to the day notice of the meeting is given, shall be entitled to attend and vote at a shareholders meeting (Section 8.9 of the By-laws).

MATERIAL CONTRACTS

Except as otherwise disclosed in this annual report and our financial statements and notes included elsewhere in this annual report, we have no material contracts.

EXCHANGE CONTROLS

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian company to non-resident investors.

DOCUMENTS ON DISPLAY

Although we are not subject to the information requirements of Section 13 or 15(d) under the Securities Exchange Act of 1934, as amended, we are required to file such reports with the SEC under the terms of certain of our debt agreements.  Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 100 F Street, N.E., Washington D.C. 20549.  You may also obtain copies of these materials by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington D.C. 20549, at prescribed rates.  Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.  For further information on the public reference room, please call the SEC at 1-800-SEC-0330.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are interest rate and foreign currency exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating-rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed-rate debt to total long-term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates.  Foreign currency and interest rate swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivative financial instruments for trading purposes.

As at August 31, 2008, with the exception of CW Media senior unsecured loans, we have fully hedged the currency exposure on our U.S. dollar denominated debt.

As of August 31, 2008, we have entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 6.7%) and receive floating rates of interest (at an average rate of 3.3%) on a notional amount of $296 million. We have entered into pay fixed receive floating foreign currency and interest rate swap contracts at an average rate of 5.4% on a notional amount of $965 million and receive floating rates of 8.1% on a notional amount of US$903 million. We have also entered into pay floating receive fixed foreign currency and interest rate swap contracts at an average floating rate of 7.3% on a notional amount of $717 million and an average fixed rate of 8.0% on a notional amount of US$601 million. We have also entered into pay fix receive fixed cross currency swap contracts at an average fixed rate of 7.9% on a notional amount of $191million and receive fixed at an average rate of 8.0% on a notional amount of US$160 million. We have also entered into pay fix receive fixed cross currency swap contracts at an average fixed rate of 9.1% on a notional amount of $429million and receive fixed at an average rate of 9.3% on a notional amount of US$400 million.

We are also exposed to foreign exchange and interest rate risk as a result of debt and related swaps issued by Ten Holdings. At August 31, 2008, Ten Holdings had long-term debt of $518 million (A$570 million). Ten Holdings has entered into pay floating receive fixed foreign currency and interest rate swap contracts at an average floating rate of 9.2% on a notional amount of A$210 million and receive fixed swap contracts at an average rate of 5.4% on a notional amount of US$125 million. Ten Holdings has also entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 6.5%) on a notional amount of A$320 million.

Based on the swap contracts outstanding and the level of variable rate debt at August 31, 2008, we estimate that a 10 basis point increase in floating interest rates would increase annual interest expense by $1 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of August 31, 2008, our outstanding swap contracts were in a net unrealized loss position of $425 million (including $62 million related to Ten Holdings). Of this amount $271 million (including $63 million related to Ten Holdings) is recorded as hedging derivative instruments and a net amount $155 million is recorded as derivative instruments for the instruments where hedge accounting for which we are not utilizing hedge accounting.

As of August 31, 2008, assuming all other variables are held constant, a 25 basis point parallel upward shift in the Canadian and U.S. fixed yield interest rate curves would result in a $9.3 million improvement in the fair value of all swaps, excluding Ten Holdings. A $0.01 change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $28.3 million change in the fair value of the foreign currency and interest rate swaps. A $0.01 change in the value of the Australian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $3.0 million change in the fair value of the foreign currency and interest rate swaps.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of August 31, 2008.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of August 31, 2008 were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, an evaluation of the effectiveness of its internal control over financial reporting based upon the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission was conducted. Based on that evaluation, management concluded that the Company’s internal control over financial reporting was effective as at August 31, 2008.  This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during the year ended August 31, 2008 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Prior to July 2008, the following were members of the Audit Committee:  David J. Drybrough, David W. Kerr, David A. Leslie and Lisa M. Pankratz.  Prior to his retirement in January 2008, Dr. Lloyd Barber also served as a member of the Audit Committee.  Prior to July 2008, the Canwest Board determined that all of the members of the Company’s Audit Committee were financially literate, qualified as financial experts and were independent under the New York Stock Exchange independence standards applicable to foreign private issuers.  Effective as of July 2008, our Board of Directors serves as our Audit Committee.  Mr. John Maguire and Mr. Thomas Strike qualify as financial experts.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our Board and Canwest’s Audit Committee establish the external auditors’ compensation.  For the years ended August 31, 2008 and August 31, 2007, we paid fees to PricewaterhouseCoopers LLP and its affiliates as follows:

For the year ended August 31,	2008	2007
	$000	$000
Audit fees	5,357	3,999
Audit-related fees(1)	193	88
Tax fees(2)	747	404
All other fees	-	-
Total	6,297	4,491
__________
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

Canwest’s Audit Committee pre-approved all audit and non-audit services provided to us or our consolidated subsidiaries.  Canwest’s Audit Committee has adopted a pre-approval policy pursuant to which specific categories of services have been pre-approved.  Engagements pursuant to the pre-approval policy require specific pre-approval as soon as they appear likely to exceed $50,000 in fees.  The chair of the Audit Committee is authorized to pre-approve services on behalf of the Audit Committee provided that the chair reports such approvals to the Audit Committee.  The Audit Committee receives quarterly reports from PricewaterhouseCoopers LLP on the nature and fee levels of all services.

ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

    Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER

     Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Reference is made to our audited consolidated financial statements for the three-year period ended August 31, 2008 filed with this annual report and beginning on page F-1.

ITEM 18.  FINANCIAL STATEMENTS

Not applicable

ITEM 19.  EXHIBITS*

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

Exhibit No.	Exhibit
1.1	Articles of Amalgamation of Canwest Media Inc.(1)
1.2	By-laws of Canwest Media Inc.(1)
4.1
Credit Agreement dated as of 13 October 2005 among, inter alia, Canwest Media Inc., as borrower, the guarantors from time to time party thereto, The Bank of Nova Scotia, as administrative agent and the lenders from time to time party thereto.(1)

4.2
First Amendment Agreement to Credit Agreement dated October 13, 2005, dated as of February 15, 2006, among Canwest Media Inc., as borrower, the guarantors from time to time party to the Credit Agreement, The Bank of Nova Scotia as administrative agent and the lenders from time to time party to the Credit Agreement.(5)

4.3
Second Amendment Agreement to the Credit Agreement dated October 13, 2005, dated as of April 30, 2007, among Canwest Media Inc., as borrower, the guarantors from time to time party to the Credit Agreement, The Bank of Nova Scotia as administrative agent and the lenders from time to time party to the Credit Agreement.(6)

4.4
Third Amendment Agreement to the Credit Agreement dated October 13, 2005, dated as of July 31, 2007, among Canwest Media Inc., as borrower, the guarantors from time to time party to the Credit Agreement, The Bank of Nova Scotia as administrative agent and the lenders from time to time party to the Credit Agreement.(6)

4.5
Pension and Employee Benefit Plans Agreement, dated as of November 15, 2000, among Hollinger International Inc., Southam Inc. (n/k/a XSTM Holdings (2000) Inc.), Hollinger Canadian Newspapers, Limited Partnership, HCN Publications Company, Hollinger Canadian Operating Company ULC and Canwest Global Communications Corporation.(2)

4.6	Guarantee, dated as of November 18, 2004, executed by the Guarantors identified therein.(4)
4.7
Indenture, dated as of November 18, 2004, among 3815668 Canada Inc. (immediately prior to its amalgamation with Canwest Media Inc.), the Guarantors named therein; and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012.(4)

* Portions of these exhibits have been omitted pursuant to a confidentiality treatment request.  The omitted material has been filed separately with the U.S. Securities and Exchange Commission.

Exhibit No.	Exhibit
4.8
First Supplemental Indenture to the Indenture dated November 18, 2004, dated as of November 18, 2004, among 3815668 Canada Inc. (immediately prior to its amalgamation with Canwest Media Inc.), the Guarantors named therein and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012.(4)

4.9
Second Supplemental Indenture to the Indenture dated November 18, 2004, dated as of August 30, 2005, among Canwest Media Inc., 4309626 Canada Inc., National Post Holdings Ltd., GTNQ Holdings Inc. and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012.(1)

4.10
Third Supplemental Indenture to the Indenture dated November 18, 2004, dated as of August 31, 2005, among Canwest Media Inc., Canwest Media Publications Inc. and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012.(1)

4.11
Fourth Supplemental Indenture to the Indenture dated November 18, 2004, dated as of September 1, 2005, among Canwest Media Inc. and The Bank of New York, as Trustee relating to 8% Senior Subordinated Notes due 2012.(1)

4.12
Fifth Supplemental Indenture to the Indenture dated November 18, 2004, dated as of May 31, 2006, among Canwest Media Inc., Canwest MediaWorks (US) Holdings Corp. and The Bank of New York, as trustee relating to 8% Senior Subordinated Notes due 2012.(5)

4.13
Sixth Supplemental Indenture to the Indenture dated November 18, 2004, dated as of August 29, 2008, among Canwest Media Inc., The New Republic, LLC, and The Bank of New York Mellon, as trustee relating to 8% Senior Subordinated Notes due 2012.

4.14
Seventh Supplemental Indenture to the Indenture dated November 18, 2004, dated as of September 1, 2008, among Canwest Media Inc., Canwest Television GP Inc., Canwest Television Limited Partnership, and The Bank of New York Mellon, as trustee related to 8% Senior Subordinated Notes due 2012

4.15	Amended and Restated Retirement Compensation Arrangement Plan, dated April 21, 2004, approved on behalf of Canwest Global Communications Corp.(4)
4.16	Retirement Compensation Arrangement Trust Agreement, dated as of February 7, 2002, between Canwest Global Communications Corp. and Royal Trust Corporation of Canada.(3)
4.17	Arrangement Agreement dated January 10, 2007, between 6681859 Canada Inc. (a wholly owned subsidiary of Canwest Media Inc. as at January 10, 2007) and Alliance Atlantis Communications Inc.(6)
4.18	First Amendment Agreement to the Arrangement Agreement dated January 10, 2007, dated as of February 26, 2007, between 6681859 Canada Inc. and Alliance Atlantis Communications Inc.(6)
4.19	Second Amendment Agreement to the Arrangement Agreement dated January 10, 2007, dated as of July 30, 2007, between 6681859 Canada Inc. and Alliance Atlantis Communications Inc.(6)
4.20	Voting Agreement dated January 10, 2007 between 6681859 Canada Inc., Southhill Strategy Inc., Michael MacMillan and Seaton McLean.(6)

Exhibit No.	Exhibit
4.21	Voting Agreement dated January 10, 2007 between 6681859 Canada Inc., Sumac Corporation Limited and Donald R. Sobey.(6)
4.22	Voting Trust Agreement dated August 15, 2007 between CW Media Inc. and James B. Macdonald.*(6)
4.23
Shareholders Agreement dated August 15, 2007 between Canwest Media Inc., 4414616 Canada Inc., GS Capital Partners VI Fund, L.P., GSCP VI AA One Holding S.àr.L, GSCP VI AA One Parallel Holding S.àr.L and CW Investments Co. *(6)

4.23	Management and Administrative Services Agreement dated August 15, 2007 between Canwest Media Inc. and CW Media Inc.(6)
4.24
Separation and Distribution Agreement dated August 15, 2007 between Entertainment Subco AB, Inc., Alliance Distribution Holdings S.à.r.l., 4414608 Canada Inc., 3217920 Nova Scotia Company, 4437497 Canada Inc., 4437641 Canada Inc., CW Media Holdings Inc., Alliance Atlantis Equicap Corporation, 4414641 Canada Inc., CW Media Inc. and certain additional related parties of the foregoing.(6)

4.25	Privatization Agreement dated May 25, 2007 between Canwest Media Inc., CW MW Trust, Canwest Media (Canada) Inc., Canwest Media Limited Partnership and Canwest MediaWorks Income Fund.(6)
4.26	Lock-Up Agreement dated May 8, 2007 between Canwest MediaWorks Ireland Holdings and HT Media Limited.(6)
8	See Item 4. Organizational Structure in Part I of this Annual Report.
12.1	Certifications required by Rule 13a-14(a) or Rule 15d-14(a).
12.2	Certifications required by Rule 13a-14(a) or Rule 15d-14(a).
__________
(1)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 14, 2006, SEC File Number 333-13878 and incorporated by reference herein.
(2)	Previously filed as an Exhibit to the Registration Statement on Form F-4 of the Company filed on September 4, 2001, SEC File Number 333-00000 and incorporated by reference herein.
(3)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 28, 2003, SEC File Number 333-13878 and incorporated by reference herein.
(4)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on February 28, 2005, SEC File Number 333-13878 and incorporated by reference herein.
(5)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on December 6, 2006, SEC File Number 333-13878 and incorporated by reference herein.
(6)	Previously filed as an Exhibit to the Annual Report on Form 20-F of the Company filed on December 19, 2007, SEC File Number 333-13878 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CANWEST MEDIA INC.

By:  /s/ John E. Maguire
John E. Maguire
Chief Financial Officer

Date:  December 10, 2008

CANWEST MEDIA INC.
(formerly CANWEST MEDIAWORKS INC.)
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2008, 2007 AND 2006

PricewaterhouseCoopers LLP
Chartered Accountants
One Lombard Place, Suite 2300
Winnipeg, Manitoba
Canada R3B 0X6
Telephone +1 (204) 926 2400
Facsimile +1 (204) 944 1020
November 28, 2008

Independent Auditors’ Report

To the Board of Directors and the Shareholder of Canwest Media Inc.

We have audited the consolidated balance sheets of Canwest Media Inc. as of August 31, 2008 and August 31, 2007 and the related consolidated statements of earnings (loss), comprehensive income (loss), retained earnings and cash flows for each of the three years in the period ended August 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2008 and August 31, 2007 and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2008 in accordance with Canadian generally accepted accounting principles.

As described in note 2 to these consolidated financial statements, the Company changed its accounting policies related to financial instruments including hedging for the year ended August 31, 2008.

Chartered Accountants
Winnipeg, Canada

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

CANWEST MEDIA INC.
(formerly CANWEST MEDIAWORKS INC.)
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE YEARS ENDED AUGUST 31
 (In thousands of Canadian dollars)

	2008	2007	2006
		(Revised note 18)
Revenue	3,145,985	2,864,158	2,685,813
Operating expenses	1,714,599	1,560,475	1,464,116
Selling, general and administrative expenses	853,014	811,690	762,277
Restructuring expenses (note 5)	20,715	-	-
	557,657	491,993	459,420
Amortization of intangibles	9,040	6,395	10,947
Amortization of property and equipment	113,328	92,423	86,246
Other amortization	596	1,403	7,383
Operating income	434,693	391,772	354,844
Interest expense	(327,801)	(189,535)	(183,207)
Accretion of long-term liabilities (note 11)	(67,560)	(3,603)	-
Interest income (note 4)	22,162	5,946	2,367
Amortization of deferred financing costs	-	(12,794)	(6,494)
Interest rate and foreign currency swap gains (losses) (notes 9 and 22)	(53,991)	15,955	(138,639)
Foreign exchange gains (losses) (note 4)	(10,208)	9,685	(7,941)
Loan impairment recovery	-	-	8,888
Investment gains, losses and write-downs (note 17)	(29,920)	8,448	102,490
Impairment loss on intangible assets (note 8)	(408,484)	-	-
Impairment loss on goodwill (note 7)	(601,318)	-	-
Loss on debt extinguishment (notes 3 and 9)	-	-	(117,401)
	(1,042,427)	225,874	14,907
Provision for (recovery of) income taxes (note 16)	(22,632)	93,604	(88,423)
Earnings (loss) before the following	(1,019,795)	132,270	103,330
Minority interest	(42,439)	(105,490)	(95,998)
Interest in earnings of equity accounted affiliates (note 4)	39,989	2,422	2,612
Realized currency translation adjustments	850	(5,351)	(6,883)
Net earnings (loss) from continuing operations	(1,021,395)	23,851	3,061
Gain (loss) on sale of discontinued operations (note 18)	(6,970)	251,998	163,547
Earnings (loss) from discontinued operations (note 18)	(7,407)	5,262	23,588
Net earnings (loss) from discontinued operations	(14,377)	257,260	187,135
Net earnings (loss) for the year	(1,035,772)	281,111	190,196

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
(formerly CANWEST MEDIAWORKS INC.)
CONSOLIDATED BALANCE SHEETS
AS AT AUGUST 31
 (In thousands of Canadian dollars)

	2008	2007
ASSETS		(Revised note 18)
Current Assets
Cash and cash equivalents	74,988	123,331
Accounts receivable (note 22)	560,354	491,685
Inventory	10,710	8,907
Investment in broadcast rights	278,149	169,614
Future income taxes (note 16)	52,712	16,824
Other current assets	36,991	44,538
Assets of discontinued operations (note 18)	-	3,100
	1,013,904	857,999
Other investments (note 4)	25,518	1,534,920
Investment in broadcast rights	191,630	39,001
Due from parent and affiliated companies (note 24)	65,844	67,539
Property and equipment (note 6)	702,860	665,854
Future income taxes (note 16)	368,529	186,803
Other assets	38,867	91,404
Intangible assets (note 8)	1,757,425	1,285,478
Goodwill (note 7)	2,324,561	2,336,735
Assets of discontinued operations (note 18)	-	5,890
	6,489,138	7,071,623
LIABILITIES
Current Liabilities
Accounts payable	218,572	214,266
Accrued liabilities (note 5)	305,128	331,021
Income taxes payable	22,722	59,658
Broadcast rights payable	124,751	65,980
Deferred revenue	41,656	42,167
Future income taxes (note 16)	39,475	38,153
Current portion of long-term debt and obligations under capital leases	16,738	11,045
Current portion of hedging derivative instruments (notes 9 and 22)	32,737	-
Current portion of derivative instruments (note 22)	143,821	4,805
Liabilities of discontinued operations (note 18)	-	897
	945,600	767,992
Long-term debt (note 9)	3,461,942	3,589,947
Hedging derivative instruments (notes 9 and 22)	237,786	-
Derivative instruments (note 22)	12,416	147,131
Obligations under capital leases (note 10)	7,241	11,381
Other long-term liabilities	226,985	187,984
Future income taxes (note 16)	167,025	105,530
Deferred gain (note 16)	171,102	-
Puttable interest in subsidiary (note 11)	545,394	483,568
Minority interest	78,149	45,682
Liabilities of discontinued operations (note 18)	-	1,086
	5,853,640	5,340,301
Commitments, contingencies and guarantees (note 26)
Subsequent event (note 28)
SHAREHOLDER’S EQUITY
Capital stock (note 12)	438,838	438,838
Contributed surplus	132,953	132,953
Retained earnings	128,598	1,165,316
Accumulated other comprehensive loss (note 13)	(64,891)	(5,785)
	635,498	1,731,322
	6,489,138	7,071,623

The notes constitute an integral part of the consolidated financial statements.

Signed on behalf of the Board

/s/John Maguire
Director

/s/Richard Leipsic
Director

CANWEST MEDIA INC.
(formerly CANWEST MEDIAWORKS INC.)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED AUGUST 31
(In thousands of Canadian dollars)

	2008	2007	2006
Net earnings (loss) for the period	(1,035,772)	281,111	190,196
Other comprehensive income
Unrealized foreign currency translation gains (losses) on net assets of self-sustaining foreign operations	3,603	6,320	(12,402)
Realized foreign currency translation losses (gains) on net assets of self-sustaining foreign operations	(850)	5,351	6,883
Foreign currency translation adjustment (note 13)	2,753	11,671	(5,519)
Change in fair value of hedging derivative instruments designated as cash flow hedges (net of tax of $17.5 million) (note 13)	(40,833)	-	-

Unrealized loss on available-for-sale investment (net of tax of nil) (note 13)	(25,968)	-	-
Reclassification of impairment loss realized in net loss for the period (net of tax of nil) (notes 4 and 13)	28,329	-	-
	2,361	-	-
Comprehensive income (loss) for the period	(1,071,491)	292,782	184,677

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED AUGUST 31
 (In thousands of Canadian dollars)

	2008	2007	2006
Retained earnings - beginning of year	1,165,316	884,205	694,009
Adoption of new accounting policies, net of tax of $0.5 million (note 2)	(946)	-	-
	1,164,370	884,205	694,009
Net earnings (loss) for the year	(1,035,772)	281,111	190,196
Retained earnings – end of year	128,598	1,165,316	884,205

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
(formerly CANWEST MEDIAWORKS INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED AUGUST 31
 (In thousands of Canadian dollars)

	2008	2007	2006
		(Revised note 18)	(Revised note 18)
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the year	(1,035,772)	281,111	190,196
Net loss (earnings) from discontinued operations	14,377	(257,260)	(187,135)
Items not affecting cash
Amortization	122,964	113,015	111,070
Non-cash interest expense (income)	42,257	(273)	(1,503)
Accretion of long-term liabilities	67,560	-	-
Future income taxes	(62,016)	16,723	(119,366)
Realized foreign currency translation adjustments	(850)	5,351	6,883
Loan impairment recovery	-	-	(8,888)
Interest rate and foreign currency swap (gains) losses, net of settlements	33,551	(14,835)	34,790
Impairment loss on goodwill and intangible assets	1,009,802	-	-
Investment gains, losses, and write-downs	29,920	(8,448)	(102,490)
Pension expense in excess of employer contributions	4,554	6,918	8,336
Loss on debt extinguishment	-	-	117,401
Minority interest	42,439	105,490	95,998
Earnings from equity accounted affiliates	(39,989)	(2,422)	(2,612)
Foreign exchange (gains) losses	7,951	(10,022)	6,650
Stock based compensation expense (note 14)	3,420	1,116	3,199
Repayment of non-cash accrued interest on long-term debt	(31,719)	-	-
	208,449	236,464	152,529
Changes in non-cash operating accounts (note 19)	(110,436)	1,992	(93,098)
Cash flows from operating activities of continuing operations	98,013	238,456	59,431
Cash flows from operating activities of discontinued operations (note 18)	(6,034)	30,918	35,269
Cash flows from operating activities	91,979	269,374	94,700

INVESTING ACTIVITIES
Other investments (note 4)	-	(13,849)	(2,736)
Acquisitions (note 3)	(2,580)	(1,443,554)	(86,078)
Redemption of Class A Limited Partnership Units (note 3)	-	(496,923)	-
Proceeds from sale of discontinued operations (notes 3 and 18)	-	311,947	178,764
Proceeds from sales of other investments (note 4)	-	30,672	9,300
Proceeds from divestitures (note 17)	-	1,200	-
Payment of acquisition costs	(35,921)	-	-
Cash from equity accounted affiliates (note 4)	45,595	-	-
Proceeds from issuance of partnership units (note 3)	-	-	514,856
Proceeds from sales of property and equipment	139	4,349	1,963
Purchase of property and equipment	(128,177)	(103,214)	(79,053)
Proceeds from (advances to) parent and affiliated companies (note 24)	(1,725)	(7,444)	29,877
Investing activities from discontinued operations	(1,336)	(8,071)	(14,228)
	(124,005)	(1,724,887)	552,665
FINANCING ACTIVITIES
Issuance of long-term debt, net of financing costs	308,978	3,311,801	943,557
Repayment of long-term debt (note 9)	(310,519)	(2,126,542)	(1,387,049)
Advances (repayments) of revolving facilities, net of financing costs (note 9)	45,412	(269,776)	588,917
Settlement of swap liabilities	-	22,522	(354,205)
Swap recouponing payments (note 9)	(5,000)	-	(48,726)
Payments of capital leases	(3,182)	(3,639)	(1,199)
Issuance of share capital to minority interest	-	-	498
Issuance of puttable interest in subsidiary	-	479,965	-
Payment of distributions to minority interest	(54,622)	(97,871)	(114,744)
Financing activities from discontinued operations (note 18)	-	(13,363)	(13,691)
	(18,933)	1,303,097	(386,642)
Foreign exchange gain (loss) on cash denominated in foreign currencies	2,616	777	(1,331)
Net change in cash and cash equivalents	(48,343)	(151,639)	259,392
Cash and cash equivalents – beginning of year	123,331	274,970	15,578
Cash and cash equivalents – end of year	74,988	123,331	274,970

The notes constitute an integral part of the consolidated financial statements.

CANWEST MEDIA INC.
(formerly CANWEST MEDIAWORKS INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2008, 2007 AND 2006
 (In thousands of Canadian dollars except as otherwise noted)

1.	SIGNIFICANT ACCOUNTING POLICIES

In January 2008, CanWest MediaWorks Inc. was renamed Canwest Media Inc. Canwest Media Inc. (“the Company”) is a wholly-owned subsidiary of Canwest Global Communications Corp. (“Canwest”). The Company is an international media company with interests in conventional television, specialty television channels, out-of-home advertising, publishing and websites in Canada, Australia, Turkey, and the United States. The Company’s operating segments include television, publishing, radio and out-of-home advertising. The Canadian television segment includes the operation of the Global Television Network, E! Network, TVtropolis and five Canadian specialty television channels. The CW Media television segment includes the operations of CW Investments Co.’s (“CW Investments”) 18 Canadian specialty television channels. The Australian television segment includes Ten Network Holdings Limited’s (“Ten Holdings”) Ten Television Network (“Network Ten”). The Publishing segment includes the publication of a number of newspapers and magazines, including metropolitan daily newspapers, the National Post and The New Republic, as well as operation of the canada.com web portal and other web-based operations. The Turkey radio segment is comprised of four radio stations: Super FM, Metro FM, Joy FM and Joy Turk FM. The Out-of-home advertising segment includes Eye Corp Pty Limited (“Eye Corp”), an out-of-home advertising operation which is indirectly wholly-owned by Ten Holdings. The Company holds a 57% equity interest in Ten Holdings.

The Company’s television and radio broadcast revenues include advertising revenue from a customer base that is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. In addition, the Company’s specialty television revenues include subscription revenues which are derived from a variety of sources. Publishing revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company’s advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 29.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, all variable interest entities (“VIE’s”) for which it is the primary beneficiary with provision for non-controlling interests and the Company’s pro rata share of the assets, liabilities, and results of operations of three Canadian specialty television channel joint ventures. During 2007, the Company exchanged its economic interest in Ten Group Pty Limited (“Ten Group”) into common shares of Ten Holdings resulting in 57% voting equity in Ten Holdings. Prior to the exchange, the Company had determined that it was the primary beneficiary of Ten Group and, as a result, consolidated Ten Group in accordance with CICA Accounting Guideline 15 (“AcG-15”).

The Company holds a 67% voting interest and a 35% equity interest in CW Investments, the parent of CW Media Holdings Inc. (“CW Media”), which indirectly holds interests in 18 Canadian specialty television channels. The Company consolidates 100% of CW Investments because the 65% equity interest held by Goldman Sachs Capital Partners (“Goldman Sachs”) is classified as a financial liability (“Puttable interest in subsidiary”). Certain operations held by CW Media were held in trust and operated by a trustee until the Canadian Radio-television and Telecommunications Commission (“CRTC”) approved the transfer of effective control of the trust assets to CW Investments on December 20, 2007, subject to certain conditions which were subsequently satisfied. Accordingly, the Company has consolidated the results of these operations since December 21, 2007. While in trust, these entities were accounted for using the equity method of accounting.

Variable Interest Entities

The Company has a 20% equity interest in Super FM and no equity interest in Metro FM, Joy FM and Joy Turk FM. The Company provided interest free financing to a third party, who is unrelated to the Company but continues to provide legal and advisory services to the Company and certain subsidiaries, to acquire 100% of the equity and voting interests in a Turkish Company which in turn owns 80% of the common shares of the company that holds the license of Super FM and 100% of the common shares of the companies that hold the licenses for Metro FM, Joy FM and Joy Turk FM (“License Companies”). The Company issued interest free loans to the companies that hold the license in order for these license companies to acquire the licenses and related assets. The loan arrangements with the third party contains provisions which, subject to compliance with Turkish foreign ownership restrictions, allows the Company or its designate to acquire the third party’s ownership or allows the third party to put the shares to the Company or its designate for a specified amount which is equivalent to the balance of the third party loan. The third party also agreed not to assign, transfer, sell, encumber or grant any lien or security over the shares. The third party receives no compensation for his involvement in the structure, however, the third party does receive fees for the Turkish legal services provided to the Company. The Company through wholly-owned subsidiaries has also entered into agreements to provide operational, sales, and advisory services to each station on a fee for service basis (“Operational Agreements”) to the License Companies. The License Companies record advertising revenue and pay expenses based on the Operational Agreements. The Company, through directly owned subsidiaries, employs all the Turkish employees and provides services in accordance with the Operational Agreements. As a result of the Company’s equity interest, financing of the purchase and Operational Agreements, the Company has determined that it is the primary beneficiary, as defined by AcG-15, of these radio stations and accordingly, the Company has consolidated these radio stations.

The Company identified a VIE of which it is not the primary beneficiary and therefore, the entity has not been consolidated. The Company has a 49% equity interest in and loans receivable from this corporation which operates a specialty television channel. The channel is not operated by the Company and the investment is accounted for using the equity method. The Company’s maximum exposure to loss at August 31, 2008 is limited to the carrying amount of its equity interest of $2.1 million and loans receivable of $6.8 million. At August 31, 2008, the entity had assets of $1.8 million.

Investments

The Company accounts for investments in which it exercises significant influence, but not control, using the equity method. A provision for loss in value of investments is recorded in net earnings when a decline in fair value is considered other than temporary.

Investment in broadcast rights

Investment in broadcast rights represent licensed rights acquired for broadcast on the Company’s television channels. The Company records a liability for broadcast rights and the corresponding asset when the programs are available for telecast. Broadcast rights are charged to operating expenses as programs are telecast over the anticipated period of use. A loss is recognized when the carrying amount exceeds net realizable value.

Broadcast advances, included in other assets, represent payments for programming prior to the license window start date and are transferred to broadcast rights on the license window start date, provided the programming has been delivered.

The broadcast right asset is segregated on the balance sheet between current and non-current based on estimated time of usage. The broadcast right liability is segregated on the balance sheet between current and non-current based on the payment terms.

Foreign currency translation

The Company’s operations in self-sustaining foreign operations have been translated into Canadian dollars in accordance with the current rate method. Assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, and revenue and expenses are translated on the basis of average exchange rates during the periods. Any recognized and unrecognized gains or losses arising from the translation of these accounts are recorded in accumulated other comprehensive income (loss) (“AOCI”). An applicable portion of gains and losses is transferred to net earnings when there is a reduction of the net investment.

Property and equipment

Property and equipment are recorded at cost. Amortization is provided over the assets' estimated useful lives on a straight-line basis at the following annual rates:

Buildings	2 ½% - 5%
Machinery and equipment	4% - 50%
Leasehold and land improvements	2 ½% - 20%

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred. This obligation is subsequently adjusted for the passage of time and for any revisions to the timing or the amount required to settle the obligation. Upon initial measurement of an asset retirement obligation, a corresponding asset retirement cost is added to the carrying value of property and equipment. This cost is amortized on the same basis as the related asset. Changes in the asset retirement obligation due to the passage of time are recorded in interest expense.

CRTC benefit obligations

CRTC benefit obligations committed, as part of a business combination, are initially recorded at the present value of amounts to be paid net any expected cash inflows determined using the initial interest rate. The obligation is subsequently adjusted for the passage of time and for any revisions to the timing of the amount of cash flows. Changes in the obligation due to the passage of time are recorded in Accretion expense of long-term liabilities.

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

Deferred charges

Certain pre-operating costs incurred in new business undertakings are deferred prior to the commencement of commercial operations, which is generally the time at which subscriber and advertising revenues commence. Pre-operating costs deferred in the current year amounted to nil (2007 – $0.8 million, 2006 - $1.9 million). Pre-operating costs are amortized over a period of five years and are included in other amortization.

Capitalization of interest

Interest is capitalized as part of the cost of certain assets while they are being prepared for use. Interest of $5.4 million was capitalized in 2008 (2007 - $5.0 million).

Intangible assets

Broadcast licenses, brands, site licenses, newspaper mastheads, circulation and other intangible assets are recorded at their cost which, for business acquisitions, represents the fair value at the date of the acquisition.

Circulation, site licenses and other finite life intangibles are amortized over periods from 5 to 40 years. Finite life intangibles are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Intangibles with indefinite lives are not subject to amortization and are tested for impairment annually or when indicated by events or changes in circumstances. Impairment of an indefinite life intangible asset is recognized in an amount equal to the difference between the carrying value and the fair value of the related indefinite life intangible asset. The Company utilizes the Greenfield or relief of royalty approach, as appropriate, in determining the fair value of indefinite life intangible assets.

Goodwill

Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Goodwill is tested for impairment annually or when indicated by events or changes in circumstances by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying value to measure any impairment loss. Goodwill of equity accounted investments is not subject to annual impairment testing.

Revenue recognition

Television advertising revenue is recognized at the time commercials are broadcast. Subscriber revenue from specialty television is recognized monthly based on subscriber levels. Subscription and advertising revenues from publishing activities are recognized when the newspaper is delivered. Revenues derived from out-of-home advertising are recognized over the period the advertisement is displayed. Subscription revenues for news, business research and corporate financial information services are recognized on a straight-line basis over the term of the subscription or relevant contract.

Amounts received that do not meet all of the above criteria are recorded as deferred revenue on the balance sheet.

When a sales arrangement includes multiple advertising spots, the revenue is allocated to individual advertising spots under the arrangement based on relative fair values.

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

Pension plans and post retirement benefits

The Company maintains a number of defined benefit and defined contribution pension and other post retirement defined benefit plans. For the defined benefit plans, the cost of pension and other retirement benefits earned by employees is determined using the projected benefit method pro rated on service and management’s estimate of expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, and other costs, as applicable. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight line basis over the average remaining service period of employees active at the date of the amendment. For each plan, the excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees. Transitional obligations are amortized on a straight line basis over the average remaining service life of the employees expected to receive benefits under the plans as of September 1, 2000. Gains or losses arising from the settlement of a pension plan are only recognized once responsibility for the pension obligation has been relieved. The average remaining service period of employees covered by the pension plans is 11 years (2007 – 12 years). The average remaining service period of the employees covered by the post retirement defined benefit plans is 12 years (2007 – 16 years). For the defined contribution plans, the pension expense is the Company’s contribution to the plan.

Cash and cash equivalents

Cash equivalents are highly liquid investments with an original term to maturity of less than 90 days are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents are designated as held for trading, and accordingly, are carried at fair value. Changes to fair value are recorded in net earnings.

Share-based compensation

The Company has share-based compensation plans under which options of its parent company, Canwest, are issued to certain employees. The Company’s subsidiaries also maintain share-based compensation plans under which options of the related subsidiary are issued to certain employees. These plans are described in note 14. The Company utilizes the fair value or intrinsic value approach, as appropriate, to account for share-based compensation issued. The fair value or intrinsic value of share-based compensation is recorded as a charge to net earnings based on the vesting period with a credit to Due from parent and affiliated companies.

Other long-term incentive plans

The Company has established long-term incentive plans for eligible Canadian television employees including a Share Appreciation Rights Plan (the “Broadcast SAR Plan”) and a Restricted Share Unit (the “Broadcast RSU Plan”) (collectively, the “Broadcast Plans”).

Compensation cost attributable to the Broadcast Plans are recorded as an expense with a corresponding increase in accrued liabilities and are measured at intrinsic value. Changes in intrinsic value between the grant date and the measurement date result in a change in the compensation cost. Compensation cost is recognized over the vesting period using the graded vesting method for Broadcast Plans. Certain issuances under the Broadcast SAR Plan have performance vesting conditions, accordingly, in such arrangements compensation cost is recognized over the vesting period using the graded vesting method based on the Company’s best estimate of the achievement of the performance condition.

Compensation cost attributable to the Broadcast RSUs granted under the Broadcast RSU plan is recognized as an expense with a corresponding increase in accrued liabilities and is measured at intrinsic value. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. Compensation cost is recognized over the vesting period using the graded vesting method.

The Broadcast plans are based on notional shares and a notional share value. The notional share value is determined based on a notional value of the Canadian broadcast operations, which is determined with reference to segment operating profit and long-term debt, divided by a notional number of shares outstanding.

Financial instruments

All financial instruments are measured at fair value on initial recognition, except for certain related party transactions. After initial recognition, financial instruments are measured at their fair values, except for financial assets classified as held-to-maturity or loans and receivables and other financial liabilities, which are measured at amortized cost.

Amortized cost related to financial assets classified as held-to-maturity or loans and receivables and other financial liabilities is calculated using the effective interest method with changes recognized as income or expense in net earnings.

Collectibility of trade receivables is reviewed on an ongoing basis. An allowance account is used when there is objective evidence that it is impaired. The factors that are considered in determining if a trade receivable is impaired include whether a customer is in bankruptcy, under administration or if payments are in dispute. The offsetting expense is recognized in net earnings within operating expenses. When a trade receivable for which an impairment allowance had been recognized becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against operating expenses in net earnings.

Financial assets classified as available-for-sale that do not have a quoted market price in an active market are measured at cost. If a financial asset is classified as available-for-sale, the cumulative unrealized gain or loss is recognized in AOCI and recognized in earnings upon sale or other-than-temporary impairment. The Company designates financial assets as available-for-sale if it is not a loan and receivable or required to be designated as held-for-trading. The Company assesses whether a financial asset is other-than-temporarily impaired by assessing whether there is a significant or prolonged decline in fair value and objective evidence of impairment exists such as financial difficulty, breach or default of contracts, probability of bankruptcy or other financial reorganization.

Gains and losses related to financial assets and financial liabilities classified as held-for-trading are recorded in net earnings in the period in which they arise. The Company designates financial assets and financial liabilities as held for trading if it is acquired or incurred principally for the purpose of selling or repurchasing the near term.

The Company applies trade date accounting for its purchases and sales of financial assets.

Derivative financial instruments

All derivative financial instruments including those that are part of an effective hedging relationship are measured at fair value on the consolidated balance sheet. An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. If certain conditions are met, an embedded derivative is bifurcated from the host contract and accounted for as a derivative in the consolidated balance sheet, and measured at fair value.

Derivative financial instruments are used to reduce foreign currency and interest rate risk on the Company’s debt. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company’s policy is to designate each derivative financial instrument as a cash flow or fair value hedge of a specifically identified debt instrument at the time the Company enters into the derivative financial instrument. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair value of cash flow hedges, in an effective designated relationship, are recorded on the balance sheet as part of hedging derivative instruments. Cash flows related to the hedged item are classified in the same categories as the hedged item. In a cash flow hedge, the effective portion of the change in fair value of foreign currency and interest rate swaps is recognized in other comprehensive income (“OCI”) and reclassified to net earnings during the periods when the variability of the cash flows of the hedged items affects net earnings. The ineffective portion is recognized in net earnings as interest expense and foreign exchange gains (losses), as appropriate. When payments are made on the underlying instruments, the realized portions of the amounts previously recognized in AOCI are reclassified to interest expense and foreign exchange gains (losses), as appropriate. When the hedging item ceases as a result of maturity, termination or cancellation, then the amounts previously recognized in AOCI are reclassified to net earnings during the periods when the variability in the cash flows of the hedged items affects net earnings. Gains and losses on the foreign currency and interest rate swaps are reclassified immediately to net earnings when the hedged items are extinguished.

The changes in fair value of fair value hedging derivatives are recorded in Interest rate and foreign currency swap gains (losses) in the statement of net earnings. In addition, the changes in the fair value of the hedged risks (“basis adjustment”) of the hedged instrument are also recorded in Interest rate and foreign currency swap gains (losses). The Company amortizes the basis adjustment when the hedged item ceases to be subject to a basis adjustment. The fair value of fair value hedges, in an effective designated relationship, are recorded on the balance sheet as Hedging derivative instruments and cash flows are classified in the same categories as the hedged item.

Derivative financial instruments not qualifying for hedge accounting are recorded at fair value with changes in fair value recorded in net earnings as Interest rate and foreign currency swap gains (losses). These cash flows are included in cash flows from operating activities.

Transaction costs

Transaction costs are expensed as incurred for financial instruments classified or designated as held for trading. For other financial instruments, transaction costs are included with the related financial instrument on initial recognition. Prior to adoption of CICA 3855, “Financial Instruments – Recognition and Measurement”, transaction costs were deferred in other assets and amortized over the term of the related financial instrument.

2.	ACCOUNTING CHANGES

On September 1, 2007, the Company adopted CICA 1530, “Comprehensive Income”, 3251, “Equity”, 3855, “Financial Instruments – Recognition and Measurement”, 3861, “Financial Instruments – Disclosure and Presentation” and 3865, “Hedges”. The adoption of these new standards resulted in changes in accounting for financial instruments as well as the recognition of certain transition adjustments that have been recorded in opening AOCI. The Company adopted these standards retroactively at the beginning of the year and in accordance with the transitional provisions, the prior period balances have not been restated except for the presentation of the foreign currency translation account. The principal changes in the accounting for financial instruments due to the adoption of these accounting standards are described below.

Comprehensive Income

Section 1530 introduces comprehensive income, which represents the change in an entity’s net assets that results from transactions, events and circumstances related to sources other than the entity’s shareholders. Comprehensive income consists of net earnings and OCI. OCI comprises revenue, expenses, gains and losses that in accordance with GAAP are recognized in comprehensive income, but excluded from net income such as unrealized gains and losses on available-for-sale investments, unrealized foreign currency gains and losses on self-sustaining foreign operations and the effective portion of gains and losses on derivatives designated as cash flow hedges.

Equity

Section 3251 describes the changes in how to report and disclose equity and changes in equity as a result of the new requirements of Section 1530. Upon adoption of these standards, the Company has presented consolidated statements of comprehensive income for changes in these items during the period. Cumulative changes in OCI are included in AOCI which is presented as a new category within the Company’s equity on its consolidated balance sheets (note 13).

Financial Instruments – Recognition and Measurement and Financial Instruments – Disclosure and Presentation

These new standards prescribe when a financial instrument is to be recognized and derecognized from the balance sheet and at what amount these financial instruments should be recognized. It also specifies how financial instrument gains and losses are accounted for. Under these new standards, all financial assets are classified as held-for-trading, held-to-maturity, loans and receivables or available-for-sale and all financial liabilities must be classified as held-for-trading or other financial liabilities. In addition, an entity has the option to designate certain financial assets or liabilities as held-for-trading or financial assets as available-for-sale on initial recognition or upon adoption of these standards, even if the financial instrument was not acquired or incurred for the purpose of selling or repurchasing it in the near term.

All financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. After initial recognition, financial instruments should be measured at their fair values, except for financial assets classified as held-to-maturity or loans and receivables and other financial liabilities, which are measured at amortized cost using the effective interest method. Financial assets classified as available-for-sale that do not have a quoted market price in an active market are measured at cost. Amortization related to financial assets classified as held-to-maturity or loans and receivables and other financial liabilities is recorded in net earnings using the effective interest method. Gains and losses related to financial assets and financial liabilities classified as held-for-trading are recorded in net earnings in the period in which they arise. If a financial asset is classified as available-for-sale, the cumulative unrealized gain or loss is recognized in AOCI and recognized in net earnings upon the sale or other-than-temporary impairment.

Upon adoption, the Company’s financial assets and financial liabilities were classified as follows:

▪	Cash and cash equivalents are classified as held-for-trading. Changes in fair value for the period are recorded in net earnings.
▪	Accounts and other receivables are considered loans and receivables and are initially recorded at fair value and subsequently measured at amortized cost.
▪
Due from related parties and advances to regulated entities are initially recorded at carrying amount or exchange amount, as appropriate, and are subsequently recorded at amortized cost. Interest income is recorded in net earnings, as applicable.

▪
Other investments in equity instruments are classified as available-for-sale. Accordingly, as at September 1, 2007, other investments in equity instruments were decreased by $2.3 million and opening AOCI decreased by $2.3 million, net of future income taxes of nil, to recognize investments at fair value at transition. The Company applies trade date accounting for these investments. Accordingly, other investments in equity instruments are recognized by the Company on the day the Company commits to purchase and derecognized on the day the Company commits to sell. Changes in fair value for the period are recorded in OCI unless they are other-than-temporarily impaired at which time the impairment is reclassified from AOCI to net earnings. Available-for-sale financial assets that do not have a quoted market price in an active market are measured at cost unless they are other-than-temporarily impaired at which time the impairment is recorded in net earnings.

▪
Revolving credit facilities, bank indebtedness, accounts payable and accrued liabilities, broadcast rights payable, long-term debt and puttable interest in subsidiary are considered other financial liabilities and are initially recorded at fair value and subsequently measured at amortized cost. Interest expense is recorded in net earnings, as applicable.

The new standards require all derivative financial instruments to be measured at fair value on the consolidated balance sheet, even when they are part of an effective hedging relationship. An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. If certain conditions are met, an embedded derivative is bifurcated from the host contract and accounted for as a derivative in the consolidated balance sheet, and measured at fair value. Upon adoption, entities have the option to recognize as an asset or liability all embedded derivative instruments that are required to be bifurcated from their host contracts or to select the beginning of a fiscal year ending no later than March 31, 2004 as its transition date for embedded derivatives. The Company has selected September 1, 2002 as its transition date for embedded derivatives. As at September 1, 2007, the Company determined that it does not have any material outstanding contracts or financial instruments with embedded derivatives that require bifurcation.

Transaction costs are expensed as incurred for financial instruments classified or designated as held for trading. For other financial instruments, transaction costs are included with the related financial instrument on initial recognition. On September 1, 2007, transaction costs consisted of debt issuance costs of $57.4 million which have been reclassified as a reduction of the related long-term debt. Accordingly, other assets were decreased by $55.5 million and long-term debt was decreased by $57.4 million and opening retained earnings was increased by $1.3 million, net of future income taxes of $0.6 million, to account for the measurement difference upon adoption of the effective interest method.

Hedges

Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 “Hedging Relationships”, and the hedging guidance in Section 1651 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

The Company has various derivative contracts outstanding, to manage interest rate and foreign currency risks, where there is corresponding debt outstanding that qualifies for hedge accounting under the provisions of Section 3865. The Company has designated certain of these hedging relationships as cash flow hedges and certain of these hedging relationships as fair value hedges, as appropriate. The Company uses these derivatives to manage the interest rate and foreign exchange risks associated with the related debt instruments.

Cash flow hedges

The fair value of cash flow hedges, in an effective designated relationship, are recorded on the balance sheet as part of Hedging derivative instruments. Cash flows related to the hedged item are classified in the same categories as the hedged item. In a cash flow hedge, the effective portion of the change in fair value of foreign currency and interest rate swaps is recognized in OCI and reclassified to net earnings during the periods when the variability of the cash flows of the hedged items affects net earnings. The ineffective portion is recognized in net earnings as interest expense and foreign exchange gains (losses), as appropriate. When payments are made on the underlying instruments, the realized portions of the amounts previously recognized in AOCI are reclassified to interest expense and foreign exchange gains (losses), as appropriate. When the hedging item ceases as a result of maturity, termination or cancellation, then the amounts previously recognized in AOCI are reclassified to net earnings during the periods when the variability in the cash flows of the hedged items affects net earnings. Gains and losses on the foreign currency and interest rate swaps are reclassified immediately to net earnings when the hedged items are extinguished. On adoption, as at September 1, 2007, Hedging derivative instruments were increased by $48.5 million, long-term debt was decreased by $17.6 million, future income taxes were decreased by $9.9 million and opening AOCI was decreased by $21.0 million, to measure the foreign currency and interest rate swaps at fair value on the consolidated balance sheet and the effective portion of the hedging relationship in AOCI.

Fair value hedges

The changes in fair value of fair value hedging derivatives are recorded in Interest rate and foreign currency swap gains (losses) in the statement of net earnings. In addition, basis adjustments of the hedged instrument are also recorded in Interest rate and foreign currency swap gains (losses). The Company amortizes the basis adjustment when the hedged item ceases to be subject to a basis adjustment. The fair value of fair value hedges are recorded on the balance sheet as Hedging derivative instruments and cash flows are classified in the same categories as the hedged item.

As at September 1, 2007, Hedging derivative instruments were increased by $223.4 million, long-term debt was decreased by $220.1 million related to the basis adjustment, future income taxes were decreased by $1.0 million and opening retained earnings was decreased by $2.3 million relating to the cumulative ineffectiveness of the fair value hedges.

Impact upon adoption of new accounting standards

The following is a summary of the transition adjustments recorded in opening retained earnings, AOCI and the balance sheet related to the adoption of these new accounting standards as at September 1, 2007.

Retained Earnings	Increase (decrease)
Change in accounting policies for hedge accounting, net of income tax of $1.1 million	(2,292)
Adjustment related to accounting for debt issuance costs, net of income tax of $0.6 million	1,346
(946)

Accumulated Other Comprehensive Loss
Unrealized loss on available-for-sale investments, net of income tax of nil	(2,361)
Effective portion of unrealized loss on hedging derivative instruments designated as cash flow hedges, net of tax of $9.9 million	(21,026)
(23,387)

Balance Sheet
Other investments	(2,361)
Other assets	(55,492)
(57,853)
Long-term debt	(295,068)
Hedging derivative instruments	271,891
Future income tax liabilities	(10,343)
(33,520)
(24,333)

Capital Disclosures

The Company adopted CICA 1535, “Capital Disclosures”. CICA 1535 requires the Company to disclose information that enables users of its financial statements to evaluate its objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. This information is disclosed in note 23.

Financial Instrument Disclosures and Presentation

The Company adopted CICA 3862, “Financial Instrument –Disclosures”, and CICA 3863, “Financial Instruments – Presentation”. CICA 3862 revises and enhances the disclosure requirements related to financial instruments. The additional disclosures include disclosures relating to the designation of each financial asset, assets held for trading, assets pledged for liabilities or contingent liabilities, allowance for credit losses, where an instrument has both liability and equity components and multiple embedded derivatives, accounting policies and the basis of measurement used in preparing the financial statements and qualitative and quantitative disclosures related to risks arising from financial instruments. CICA 3863 revises the current presentation of financial instruments and non-financial derivatives. CICA 3863 addresses the classification of financial instruments between liabilities and equity, the classification of related interest, dividends, losses and gains and circumstances in which financial assets and liabilities are offset. This information is disclosed in note 22.

Proposed Accounting Changes

Assessing Going Concern

The Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. The Company plans to, and must, apply the new standard effective September 1, 2008. The Company does not expect the adoption of such standard to have a significant impact.

Inventories

The AcSB issued CICA 3031, “Inventories”, which prescribes the measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost including allocation of overheads and other costs to inventory. Reversals of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories. The Company plans to, and must, apply the new standard effective September 1, 2008. The Company does not expect the adoption of such standard to have a significant impact.

Goodwill and Intangible Assets

The AcSB issued CICA 3064, “Goodwill and Intangible assets”, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CICA 3064 expands on the criteria when intangible assets can be recognized. CICA 3064 applies to internally generated intangible assets such as research and development activities and rights under licensing agreements. The section also indicates that expenditures not meeting the recognition criteria of intangible assets are expensed as incurred. The Company plans to, and must, apply these new standards effective September 1, 2009. The Company does not expect the adoption of such standard to have a significant impact.

International Financial Reporting Standards

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, AcSB announced that IFRS will be used for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s transition date of September 1, 2011, will require the restatement for comparative purposes of amounts reported in its financial statements for the year ended August 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	ACQUISITIONS AND DIVESTITURES

Acquisitions

(a)
On August 15, 2007, the Company and Goldman Sachs completed the acquisition of Alliance Atlantis. Concurrent with the completion of the acquisition, Alliance Atlantis’ broadcast, entertainment and movie distribution businesses were reorganized. The Company does not have any continuing interest in the entertainment or movie distribution businesses.

As agreed between the Company and Goldman Sachs, the purchase price allocated to the broadcast business was $1,183 million, including transaction costs of $55 million. The Alliance Atlantis long-term debt of $304 million was assumed by the Company and immediately repaid. The acquisition was financed through the Company’s investment of $262 million for its 35% equity interest, Goldman Sachs’ contribution of $481 million in exchange for its puttable interest and debt financing of $767 million, net of debt issuance costs of $23 million. CW Media, a wholly-owned subsidiary of CW Investments, operates the acquired broadcast business which primarily consists of 18 specialty television channels in Canada.

The Company has, subject to regulatory approval, committed to combine its Canadian television operations with CW Media’s operations (together the “Combined Operations”) prior to August 2011. In 2011, the Company’s and Goldman Sachs’ economic interest in the Combined Operations will be determined based on a formula which is based on the combined segment operating profit of CW Media and Canwest’s Canadian television operations.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of the non-regulated assets since the date of acquisition and the regulated assets from December 21, 2007. The Company’s equity earnings include the net earnings of the regulated assets of the acquired operations from the date of acquisition to December 20, 2007.

A summary of the adjusted fair value of the assets and liabilities acquired at August 15, 2007 combining in trust and out-of-trust operations is as follows:

Cash and cash equivalents	32,906
Future income taxes	7,413
Current assets	201,597
Property and equipment	39,263
Other investments in equity investments	46,506
Non-current assets	128,708
Goodwill	597,908
Intangible assets	868,900
Current liabilities	(184,121)
Long-term debt	(303,906)
Future income taxes	(92,409)
Non-current liabilities	(159,846)
1,182,919
Funding provided by:
Cash	262,300
Puttable interest in subsidiary	480,787
Debt, net of debt issuance costs	766,668
Less financing raised in excess of purchase price (1)	(326,836)
1,182,919
(1) The investors provided funding in excess of the purchase price to repay the assumed long-term debt and to fund costs related to acquisition and restructuring.

The Company finalized a plan to provide termination benefits to certain employees of the acquired business and accrued an additional $1.0 million for a total accrual of $18.6 million relating to these termination benefits with a corresponding increase to goodwill. The Company made payments of $15.4 million in the year ending August 31, 2008 and $2.3 million in the period ended August 31, 2007 which have been applied against the termination benefit accrual. Included in accounts payable and accrued liabilities at August 31, 2008 is $0.9 million relating to these termination benefits.

The Company finalized the purchase price equation allocation with respect to the CRTC benefit obligation following the receipt of the approval of the transaction by the CRTC in January 2008. At that time the amount of the obligation was finalized. Non-current liabilities were increased by $47.6 million and current liabilities were decreased by $2.8 million, resulting in a $44.8 million increase to goodwill.

Following the receipt of CRTC approval in January 2008, the Company began the assessment of the valuation of acquired broadcast rights. As a result of finalizing the purchase price equation allocation for broadcast rights, current assets and non-current assets were reduced by $16.5 million and $23.0 million, respectively, with a corresponding increase to goodwill. In addition, current liabilities were increased by $12.8 million to reflect unfavourable commitments to purchase broadcast rights with a corresponding increase to goodwill.

As a result of the above adjustments to the purchase equation and a historical reassessment, current income taxes payable were decreased by $2.0 million and future income taxes payable were decreased by $15.1 million, resulting in a $17.1 million decrease to goodwill. The Company also adjusted the purchase equation allocation by $5.9 million to reflect an income tax indemnity receivable with a corresponding decrease to goodwill.

Intangible assets are comprised of broadcast licenses and brands of $837.9 million and $31.0 million, respectively. The Company has allocated $597.9 million to goodwill which is attributable to merger synergies and assembled workforce that will not be amortized but will be reviewed annually for impairment. The goodwill is not deductible for tax purposes. Goodwill of $121.0 million was allocated to the Canadian television segment, relating to the merger synergies and $476.9 million has been included in the CW Media television segment.

(b)
On July 10, 2007, Canwest Limited Partnership (formerly CanWest MediaWorks Limited Partnership) (“Limited Partnership”) redeemed its Class A partnership units, representing the 25.8% minority interest, for cash consideration of $495 million plus acquisition costs of $2 million,. The acquisition was accounted for as a step purchase. The fair value of acquired assets exceeded the cost of the transaction and, accordingly, the excess was allocated on a pro-rata basis as a reduction in the amount of non-monetary assets acquired. As a result of the transaction, property and equipment was decreased by $6.7 million, circulation, subscribers and other customer relationships were increased by $48.7 million, newspaper mastheads were increased by $77.4 million, pension and post retirement liabilities were increased by $22.0 million and future tax liabilities were increased by $17.9 million.

(c)	During fiscal 2007, the Company acquired the following three enterprises for aggregate cost of $44.5 million, which was paid primarily in cash:

•	Ultimate Media Group, an out-of-home advertising company in Australia, for cash consideration of $8.9 million (A$10.4 million) and deferred consideration of $2.8 million (A$3.2 million).

•
Foxmark Media Group, an out-of-home advertising company in the United States, for cash consideration of $24.7 million (US$20.9 million) and deferred consideration of $2.2 million (US $1.9 million) paid in December 2007;

•	The New Republic, a subscription based magazine in the United States, for cash consideration of $5.9 million (US$5.0 million) for the 70% not previously acquired (note 4).

These acquisitions were accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of the acquired operations since the dates of acquisition. Aggregate goodwill recognized in these transactions amounted to $33.4 million, of which nil is expected to be deductible for tax purposes. Site licenses recognized in these transactions amounted to $17.3 million and mastheads recognized in one of the transactions amounted to $2.2 million. Goodwill of $23.9 million and $9.5 million was assigned to the Out-of-home and Publishing segments, respectively.

(d)
On April 14, 2006, the Company completed its acquisition of Super FM, Metro FM, Joy FM and Joy Turk FM for cash consideration of $73.6 million. The principal business activity of these companies is the operation of radio stations and the operations are presented in the Turkey radio segment (note 1). Broadcast licenses and goodwill recognized in the transaction amounted to $60.7 million and $12.8 million, respectively. The goodwill was assigned to the Turkey radio segment.

(e)   During 2006, Eye Corp completed the following transactions:
i.	On July 1, 2006, Eye Corp acquired the remaining 50% of Eye Outdoor Pty Limited.
ii.	On July 1, 2006, Eye Corp acquired 100% of Outdoor Plus Pty Limited.
iii.	On June 14, 2006, Eye Corp acquired 100% of the operations of Eye Corp (USA) Inc. (formerly Media Choice).

The total costs for these acquisitions was $14.6 million (A$17.3 million) consisting of cash of $12.5 million (A$14.8 million) and deferred consideration of $2.1 million (A$2.5 million) which was paid within one year. The principal business activities of these companies are the sale of out-of-home advertising. Site licenses and goodwill recognized in these transactions amounted to $3.0 million and $9.0 million, respectively. The goodwill was assigned to the Out-of-home segment.

Divestitures

(f)
In July 2008, the Company completed the sale of its United Kingdom radio segment (note 18). The Company recorded a disposition of broadcast licenses, other assets, and liabilities of $2.0 million, $4.9 million, and $16.5 million, respectively.

(g)
On June 14, 2007, the Company completed the sale of its New Zealand television and radio segments (note 18). The Company recorded disposition of goodwill, broadcast licenses, other assets, long-term debt and other liabilities related to the New Zealand television and radio segments of $136.5 million, $13.9 million, $88.1 million, $136.7 million and $53.0 million, respectively.

(h)
On October 13, 2005, the Company transferred its publishing operations (excluding the National Post) and certain shared customer support and administrative services operations to the Limited Partnership for net proceeds of $515.3 million and 74.2% of the Limited Partnership. The remaining 25.8% of the Limited Partnership was held by the CanWest MediaWorks Income Fund. The Company recorded a dilution gain of $101.7 million on this transaction. As discussed in note 3(b), the Company reacquired these interests in 2007.

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

(i)
On August 31, 2006, the Company completed the sale of its Ireland Television segment (note 18). The Company recorded a disposition of goodwill, other assets and liabilities, related to the Ireland television segment of $3.9 million, $15.4 million and $11.8 million, respectively.

4.	OTHER INVESTMENTS

	2008	2007
Equity accounted investments:
Investment in regulated entities(1)	-	1,484,505
Other investments(2)	5,619	3,450
Portfolio investments – at cost:
Investment in publicly traded companies(3)	14,593	42,922
Investment in private companies	5,306	4,043
	25,518	1,534,920
(1) Certain operations acquired as part of the purchase of CW Media’s specialty television operations had been placed into trust until the CRTC approval of the change of control of the broadcast licenses was obtained.

The following sets out condensed financial information for the regulated entities held in trust for the period from September 1, 2007 to December 20, 2007.

Summary condensed statements of earnings
September 1 to December 20, 2007
Revenue	108,767
Operating expenses	64,327
Operating income before amortization	44,440
Amortization	(2,083)
Interest expense, net	(20,007)
Foreign exchange gains	16,163
Recovery of income taxes	5,618
Interest in earnings of equity accounted affiliates	163
Minority interest	(4,904)
Net earnings of regulated entities	39,390

Summary condensed statements of cash flows
September 1 to December 20, 2007
Cash flows - operating activities	28,890
Cash flows - investing activities	(1,521)
Cash flows - financing activities	-
Net change in cash	27,369
Cash – beginning of period	18,226
Cash – end of period	45,595

During the trust period from September 1, 2007 to December 20, 2007, the Company recorded interest income of $19.4 million and a foreign exchange loss of $15.6 million related to advances to the regulated assets held in trust. Net earnings of the regulated entities include interest expense of $19.4 million and a foreign exchange gain of $15.6 million related to the inter-company debt. In addition, the Company recovers corporate costs from the regulated entities held in trust and has recorded cost recoveries in the amount of $3.5 million. The cost recoveries have reduced selling, general and administrative expenses of the Company and are included in operating expenses of the regulated entities. Net earnings of the regulated entities also include agency fees of $8.8 million, which have been recorded as revenue by the Company. Since December 21, 2007, these inter-company balances and transactions are eliminated on consolidation.

(2) In March 2007, Ten Holdings sold an investment in an equity accounted affiliate for proceeds of $24.0 million and recorded a gain of $7.5 million.

(3) As part of the acquisition of the CW Media broadcast operations, the Company acquired 21,460,902 shares recorded at fair value of $42.9 million. The fair value of the shares at August 31, 2008 was $14.6 million. The Company concluded that the accumulated loss was other than temporary based on the significant decrease in the trading value of the investment from the historical carrying value and during the year ended August 31, 2008 recorded an impairment loss of $28.3 million.

5.           RESTRUCTURING EXPENSES

The Company is centralizing certain functions including developing four state of the art broadcast centres to support the production needs of its local television stations and enable the transition to high definition. This initiative is expected to be conducted in three phases. Over the period from September 2007 to February 2009, the Company expects to have a net reduction in its workforce of 200 jobs relating to these changes. The Company has accrued the costs associated with the first two phases of the initiative. In addition, the Company initiated a change in the work flow for its Publishing operations which will result in the centralization of certain functions. The first two phases of the Canadian television initiative and the entire publishing initiative were completed during the current fiscal year. The total expected costs associated with these initiatives are $22 million. The combined restructuring expenses accrued to date for these initiatives that consist of employee severance accruals, are $20.7 million of which $10.7 million relates to the Publishing segment and $10.0 million relates to the Canadian television segment. During the year ended August 31, 2008, the Company made payments of $12.2 million, of which $8.3 million relates to the Publishing segment and $3.9 million relates to the Canadian television segment. Included in accrued liabilities at August 31, 2008 is $8.5 million relating to these restructuring expenses.

As part of its acquisition of CW Media’s operations, the Company plans to provide termination benefits to certain employees of the acquired business with an expected cost of $18.6 million relating to these termination benefits. The Company made payments of $15.4 million in the year ending August 31, 2008 and $2.3 million in the period ended August 31, 2007 and the accrued liabilities at August 31, 2008 is $0.9 million relating to these termination benefits. These expenses and payments relate to the CW Media television segment.

6.	PROPERTY AND EQUIPMENT

	2008
	Cost	Accumulated Amortization	Net
Land	60,525	-	60,525
Buildings	206,010	58,865	147,145
Machinery and equipment	908,372	448,209	460,163
Leasehold and land improvements	56,838	21,811	35,027
	1,231,745	528,885	702,860

	2007 (Revised note 18)
	Cost	Accumulated Amortization	Net
Land	60,392	-	60,392
Buildings	194,975	50,982	143,993
Machinery and equipment	852,377	418,379	433,998
Leasehold and land improvements	44,042	16,571	27,471
	1,151,786	485,932	665,854

The net book value of property and equipment located in Canada was $581.9 million (2007 - $557.6 million), in Australia $112.6 million (2007 - $105.5 million) and in other foreign jurisdictions was $8.4 million (2007 - $4.1 million).

As at August 31, 2008 the Company had assets not yet in service of $11.2 million (2007 - $1.8 million).

During 2008, 2007 and 2006, the Company had no additions related to assets under capital leases.

The Company has assets under capital leases with original cost of $18.5 million (2007 – $18.5 million) and accumulated amortization of $2.8 million (2007 – $2.2 million, 2006 - $1.6 million).

7.	GOODWILL

	2007	Additions		Divestitures	Other		2008
Publishing	1,699,337	2,612	(1)	-	(4,544	)(2)	1,697,405
Television – Canada	475,896	121,000	(3)	-	(596,896	)(3)	-
Television – CW Media	19,866	457,042	(4)	-	-		476,908
Television – Australia	30,154	-		-	1,995	(5)	32,149
Out-of-home – Australia	99,152	-		-	5,325	(5)	104,477
Radio - Turkey	12,330	-		-	1,292	(5)	13,622
Total	2,336,735	580,654		-	(592,828)		2,324,561

	2006	Additions		Divestitures		Other		2007
Publishing	1,694,792	5,463	(2)	-		(918)		1,699,337
Television – Canada	481,341			(5,445	)(6)	-		475,896
Television – CW Media	-	19,866	(4)	-		-		19,866
Television – Australia	28,987	-		-		1,167	(5)	30,154
Out-of-home – Australia	75,802	24,345	(7)	(757	)(8)	(238	)(5)	99,152
Radio - Turkey	11,600	-		-		730	(5)	12,330
Total	2,292,522	49,674		(6,202)		741		2,336,735

(1) Increase in goodwill is related to a small publishing acquisition.

(2) Decrease in goodwill relates to a non cash impairment charge for The New Republic, a subscription-based magazine in the United States. Using estimates of the fair value of future cash flows, the Company determined that the fair value of this reporting unit was less than its carrying value and, as a result, recorded a goodwill impairment charge. Increase in the year ended August 31, 2007 related to goodwill, net of a goodwill impairment, related to the Company’s acquisition of The New Republic (note 3).

(3) Decrease in goodwill relates to a non cash impairment charge of $596.9 million. For goodwill impairment testing, the Company allocated goodwill of $121.0 million related to expected merger synergies resulting from the acquisition of CW Media to the Canadian television segment. Using estimates of the fair value of future cash flows, the Company determined that the fair value of this reporting unit was less than its carrying value and as a result, recorded a goodwill impairment charge. The fair value of this reporting unit declined primarily as a result of the decrease in the future profit expectations as a result of the expectations related to Canadian conventional television advertising market growth. Because the fair value of the reporting unit exceeded its carrying value, including goodwill, the Company performed comprehensive review of the fair value of its assets and liabilities to determine the amount of the impairment loss.

(4) Increase in goodwill is related to the consolidation of the regulated assets of CW Media (note 3). The increase for the year ended August 31, 2007, related to acquisition of CW Media.
(5) Decrease/increase in goodwill related to fluctuations in foreign currency translation rates.
(6) Decrease in goodwill is related to the sale of the Company’s Canadian radio stations (note 18).
(7) Increase in goodwill is related to Eye Corp’s acquisitions of Ultimate Media Group and Foxmark Media Group (note 3).
(8) Decrease in goodwill is related to an Eye Corp disposal.

For determining the fair value of its reporting units, the Company uses both the income and market approaches. Under the income approach, management estimates the discounted future cash flows for three to five years and a terminal value for each of the reporting units. The future cash flows are based on management’s best estimates considering historical and expected operating plans, marketing, content procurement and development strategy, economic conditions, and general outlook for the industry and markets in which the reporting unit operates. The discount rates used by the Company are based on an optimal debt to equity ratio and considers the risk free rate, market equity risk premium, size premium and operational risk premium for possible variations from management’s projections. The terminal value is the value attributed to the reporting unit’s operations beyond the projected period of 2013 using a perpetuity growth rate based on industry, revenue and operating income trends and growth prospects. Under the market approach, the Company estimates fair value by multiplying maintainable earnings before interest, income taxes, depreciation, amortization and other non-recurring costs by multiples based on market comparables adjusted for a control premium. The estimation process results in a range of values for which management uses the simple average of the mid-points under each approach.

The Company’s assumptions are affected by current market conditions which may affect expected revenues, particularly advertising revenues and, to a lesser extent, subscriber revenues. In addition, while the Company continues to implement cost savings initiatives, operating costs may increase more significantly than expected. The Company also has significant competition in the markets in which it operates which may impact its revenue, procurement of content and operating costs. The Company has made certain assumptions for the discount and terminal growth rates to reflect possible variations in the cash flows; however, the risk premiums expected by market participants related to uncertainties about the industry, specific reporting units or specific intangibles assets may differ or change quickly depending on economic conditions and other events. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of goodwill and the Company would be required to recognize further impairment losses. As at August 31, 2008, the Company’s estimates of fair values of all operating segments, except for the Publishing, CW Media television and Turkey radio segments, exceeded their respective carrying values by at least 20%. Accordingly, the goodwill of the Publishing, CW Media television and Turkey radio segments is at greater risk of impairment should future valuations result in lower enterprise values.

8.	INTANGIBLE ASSETS

	2008
	Cost	Accumulated	Net
		Amortization
Finite life:
Circulation, subscribers and other customer relationships	95,477	17,842	77,635
Site licenses	44,683	10,053	34,630
	140,160	27,895	112,265
Indefinite life:
Broadcast licenses			1,195,599
Brands			31,000
Newspaper mastheads			418,561
			1,645,160

Total intangible assets			1,757,425

	2007 (Revised note 18)
	Cost	Accumulated	Net
		Amortization
Finite life:
Circulation, subscribers and other customer relationships	95,477	11,410	84,067
Site licenses	43,388	7,048	36,340
	138,865	18,458	120,407
Indefinite life:
Broadcast licenses			746,985
Brands and newspaper mastheads			418,086
			1,165,071

Total intangible assets			1,285,478

Indefinite life intangible assets by operating segment include Publishing of $419 million (2007 -$419 million), Canadian television $86 million (2007 - $494 million), CW Media television $869 million (2007 – nil), Australian television of $207 million (2007- $194 million) and Turkey radio of $64 million (2007 - $58 million).

During 2008, the Company finalized the CW Media purchase price allocation and, as a result, recorded an increase in broadcast licenses and brands of $837.9 million and $31.0 million, respectively (note 3). The Company also completed a small publishing acquisition and recorded a masthead on the acquisition of $0.5 million. In addition, site licenses of $1.2 million were recorded on the Eye Corp acquisitions.

In the fourth quarter, the Company recorded a non-cash impairment charge of $408.5 million to reflect impairment of the broadcast licenses of the Canadian television segment. As part of its annual impairment analysis, the Company, using the Greenfield income approach, determined the fair value of the broadcast license was lower than its carrying value, and as a result, an impairment charge was recorded in the statement of earnings (loss). The fair value of the broadcast licenses declined primarily as a result of a decrease in the future profit expectations of Canadian conventional television as a result of the structural issues facing conventional television in Canada and the current economic environment

During 2007, the Company completed the purchase of the 25.8% of the Limited Partnership and as a result, recorded an increase in subscribers and customer relationships of $48.7 million and newspaper mastheads of $77.4 million. The Company also acquired the remaining portion of The New Republic, not previously owned, and recorded a masthead on the acquisition of $2.2 million. In addition, site licenses of $17.3 million were recorded on the Eye Corp acquisitions.

As at August 31, 2008, the Company’s estimates of fair values of indefinite life intangibles for all operating segments, except for Canadian television, certain Publishing mastheads and Turkey radio, exceeded their respective carrying values by at least 20%. The more significant intangibles in these operating segments include broadcast licenses and mastheads.

The fair value of mastheads for each publication is estimated using a relief-from-royalty approach using the present value of expected after-tax royalty streams through licensing agreements. The key assumptions under this valuation approach are royalty rates, expected future revenues and discount rates. The fair values of broadcast licenses are determined individually or based on a group of licenses that operate together using a Greenfield discounted cash flow approach. This approach hypothetically re-measures the broadcast licenses assuming the business is commencing its operations on August 31, 2008. The key assumptions under this valuation approach are future revenues, costs of a hypothetical start-up broadcast operation and discount rates.

The Company’s assumptions are affected by current market conditions which may affect expected revenues, particularly advertising revenues and, to a lesser extent, subscriber revenues. In addition, while the Company continues to implement cost savings initiatives, operating costs may increase more significantly than expected. The Company also has significant competition in the markets in which it operates which may impact its revenue, procurement of content and operating costs. The Company has made certain assumptions for the discount and terminal growth rates to reflect possible variations in the cash flows; however, the risk premiums expected by market participants related to uncertainties about the industry, specific reporting units or specific intangible assets may differ or change quickly depending on economic conditions and other events. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of indefinite life intangibles and the Company would be required to recognize further impairment losses.

Amortization of intangible assets of $9.0 million was recorded in 2008 (2007 - $6.4 million, 2006 - $10.9 million).

9.          LONG-TERM DEBT

	Maturity	Principal Outstanding August 31,	As at August 31,	As at August 31,
	(fiscal year)	2008	2008	2007
		(millions)
Canwest Media Inc.:
Senior secured revolving credit facility(1)	2011	-	-	-
Senior subordinated notes (net of debt issuance costs of $11 million)(2)	2012	US$761	828,755	829,800
Canwest Limited Partnership:
Senior secured credit facilities- revolver(3)	2012	$96	96,000	85,000
Senior secured credit facilities- credit C (net of debt issuance costs of $3 million)(3)	2012	$265	262,028	265,000
Senior secured credit facilities-credit D (net of debt issuance costs of $5 million)(3)	2014	US$460	483,999	491,170
Senior subordinated unsecured credit facility (net of debt issuance costs of $1 million)(4)	2015	$75	74,152	75,000
Senior subordinated unsecured notes (net of debt issuance costs of $9 million)(5)	2015	US$400	415,766	422,480
CW Media Holdings Inc.:
Senior secured revolving credit facility(6)	2013	$8	8,000	-
Senior secured credit facility (net of debt issuance costs of $13 million)(6)	2015	US$443	457,688	471,518
Interim senior unsecured notes(7)	2008	-	-	315,429
Senior unsecured notes including accrued interest (net of debt issuance costs of $9 million)(8)	2015	US$319	329,630	-
Ten Network Holdings Limited:
Bank loan(9)	2011	$A275	250,195	211,043
Senior unsecured notes (10)	2013	US$125	132,322	132,050
Senior unsecured notes(11)	2016	$A150	136,470	129,210
			3,475,005	3,427,700
Effect of foreign currency swaps			-	170,757
Long-term debt			3,475,005	3,598,457
Less portion due within one year			(13,063)	(8,510)
Long-term portion			3,461,942	3,589,947

As described in note 2 on adoption of new accounting policies, the Company has included debt issuance costs in the initial carrying fair value of the related long-term debt. Accordingly, as at September 1, 2007, long-term debt was decreased by $57.4 million.

(1) As at August 31, 2008 and August 31, 2007, no amounts were drawn on Canwest Media’s $513 million Senior secured revolving credit facility. As at August 31, 2008, based on existing covenants, the Company had $161 million, net of letters of credit of $39 million available on this facility. The revolving facility matures October 2010, is subject to certain restrictions and bears interest at banker’s acceptance rates plus a margin. This facility is secured by substantially all of the Company’s directly held assets including the assets of its Canadian television operations, the National Post, partnership units of Canwest Limited Partnership, and the shares of Ten Holdings and CW Media. In November 2008, the terms of the credit facility were amended, among other things, to reduce the total availability to $300 million and amend the financial covenant ratios (see note 23).

(2) Consists of $808 million (August 31, 2007 - $804 million) Senior subordinated notes which are due in 2012 and bear interest at 8.0%. As at August 31, 2008, giving effect to hedging instruments, the swap adjusted effective interest rate was 7.4% (2007 – 8.7%). The notes rank junior to the Company’s Senior secured revolving credit facility and are guaranteed by certain subsidiaries of the Company. The notes are redeemable at par at the Company’s option on or after September 15, 2011. The carrying value of this debt includes a premium of $21 million and a basis adjustment to reflect changes in the fair value of the hedged risks of $15 million. The Company has entered into a US$761 million foreign currency and interest rate swap until September 2012 resulting in a fixed currency exchange rate of US$1:$1.1932 and a floating interest rate based on banker’s acceptance plus a margin. In June 2008 the Company amended the swap resulting in a floating interest rate based on banker’s acceptance rates plus a margin on a notional amount of US$601 million and a fixed interest rate of 7.9% on a notional amount of US$160 million. The portion of the swap related to the notional amount of US$601 million is designated as a fair value hedge and its fair value of $86 million is recorded on the consolidated balance sheet in Hedging derivative instruments. The portion of the swap related to the notional amount of US$160M is designated as a cash flow hedge and its fair value of $26 million (current portion of $2 million) is recorded on the consolidated balance sheet in Hedging derivative instruments.

(3) The Limited Partnership has a Senior secured credit facility, which is secured by substantially all of the assets of the Limited Partnership. The facility includes:
(a)
a $250 million revolving term loan. As at August 31, 2008, the Limited Partnership had drawn $96 million (August 31, 2007 - $85 million) on its revolver and had available $152 million, net of letters of credit of $2 million. This facility matures in July 2012 and is subject to certain restrictions. This facility bears interest at prime plus a margin or banker’s acceptance rates plus a margin. This facility had an interest rate of 6.6% as at August 31, 2008 (2007 – 7.0%).

(b)
a $265 million (August 31, 2007 - $265 million) non-revolving term loan which is subject to minimum principal payment reductions of a minimum of 5% beginning in fourth quarter 2009 and 10% in each of years beginning in fourth quarter 2010. This facility which matures in July 2012 is subject to certain restrictions and bears interest at banker’s acceptance rates plus a margin. This facility had an interest rate of 6.2% as at August 31, 2008 (2007 – 6.4%)

(c)
a $489 million (US$460 million) (August 31, 2007 - $491 million (US$466 million)) term loan which is subject to principal repayments of $5 million (US$4.8 million) per year. This facility matures on July 13, 2014 and is subject to certain restrictions and bears interest at floating interest rates based on LIBOR rates plus a margin. The Limited Partnership has entered into a foreign currency and interest rate swap to fix the interest and principal payment on a notional amount of US$466 million which reduces with principal payments on the debt, at a fixed currency exchange of US$1:$1.0725 until July 2014, resulting in an swap adjusted effective interest rate of 7.5% (2007 - 7.5%). This swap was designated a cash flow hedge and its fair value of $46 million (current portion of $12 million) is recorded on the consolidated balance sheet in Hedging derivative instruments.

(4) The Limited Partnership has a $75 million Senior subordinated unsecured credit facility. This unsecured facility ranks junior to the Limited Partnership’s Senior credit facility and is guaranteed by certain subsidiaries of the Limited Partnership. This facility which matures in July 2015 is subject to certain restrictions and bears interest at banker’s acceptance rates plus a margin. This facility had an interest rate of 11.1% as at August 31, 2008 (2007 – 8.9%).

(5) The Limited Partnership has Senior subordinated notes of $425 million (US$400 million) (August 31, 2007 – $423 million (US$400 million)) which are due in August 2015 and bear interest at 9.3%. These notes rank junior to the Limited Partnership’s Senior credit facility and are guaranteed by certain subsidiaries of the Limited Partnership. The Senior subordinated notes have a variable prepayment option at a premium. The prepayment option represents an embedded derivative that is to be accounted for separately at fair value. As at August 31, 2008, the estimated fair value of the prepayment option is nominal. The Limited Partnership has entered into a US$400 million swap resulting in a fixed currency exchange rate of US$1:$1.0725 until July 2015 and a fixed interest rate of 9.1%. The swap adjusted effective interest rate is 9.1% (2007 - 9.1%). This swap was designated a cash flow hedge and its fair value of $9 million (current portion - nil) is recorded on the consolidated balance sheet in Hedging derivative instruments.

(6) CW Media has a Senior secured credit facility that is secured by substantially all of the assets of CW Media and CW Investments and, subject to certain limitations, by each of its existing and each subsequently acquired or organized wholly-owned subsidiaries. The senior secured credit facility consists of the following:
(a)
a $50 million revolving term loan. As at August 31, 2008, $8 million was drawn under the revolving term loan. This facility matures in August 2013 and is subject to certain restrictions and bears interest at banker’s acceptance rates plus a margin. Principal amounts outstanding under the revolving term loan are due and payable in full at maturity. This facility had an interest rate of 7.0% as at August 31, 2008.

(b)
a $471 million (US$443 million) (August 31, 2007 – $475 million (US$446 million)) term loan which is subject to principal repayments of $4.8 million (US$4.4 million) per year with the balance payable on maturity. The term loan may be repaid at any time without penalty, subject to certain conditions. The term loan bears interest at LIBOR plus a margin. CW Media may be required to prepay a portion of the term loan facility based on excess cash flows as defined by the credit agreement. This facility matures in February 2015 and is subject to certain restrictions. CW Media has entered into a foreign currency interest rate swap, which expires in February 2015, to fix the interest rate and principal payments on an initial notional amount of US$446 million, reduced accordingly as the principal portion of the debt is repaid, resulting in a swap adjusted interest rate of 8.7% and a fixed currency exchange of US$1:1.064 Canadian dollars until February 2015. The swap was designated as a cash flow hedge and its fair value of $40 million (current portion of $11 million) is recorded on the consolidated balance sheet in Hedging derivative instruments.

(7) In July 2008, Senior unsecured loans and accrued interest with a carrying value of $336 million (US$330 million) including $32 million (US$31 million) of accrued interest was retired using the proceeds of CW Media’s Senior unsecured notes and cash on hand.

(8) In July 2008, CW Media issued US$312 million Senior unsecured notes maturing on August 15, 2015. The Senior notes bear interest at 13.5% per annum, compounded semi-annually. Interest is accrued from the date of issue to August 15, 2011 (the “Cash Interest Date”), however is not payable until maturity, unless CW Media elects to pay interest in cash with respect to any interest period before the Cash Interest Date. After August 15, 2011, interest will accrue and be paid in cash. During the year ended August 31, 2008, the senior unsecured notes increased by $7.1 million (US$6.7 million) which represents accrued non-cash interest. These notes are guaranteed by CW Media and its wholly-owned subsidiaries. The Senior unsecured notes have a variable prepayment option at a premium. The prepayment option represents an embedded derivative that is to be accounted for separately at fair value. As at August 31, 2008, the estimated fair value of the prepayment option is nominal.

(9) Ten Holdings has an unsecured credit facility that provides for a maximum of $573 million (A$630 million) (August 31, 2007 - $603 million (A$630 million)) in advances. At August 31, 2008, Ten Holdings had drawn $250 million (August 31, 2007 - $211 million) against this facility leaving availability of $323 million (A$355 million). This facility, which was renewed during the year, matures in April 2011 and bears interest at floating rates plus a margin. This facility had an interest rate of 8.4% as at August 31, 2008 (2007 – 7.2%).

(10) Ten Holdings has $132 million (US$125 million) (August 31, 2007 - $132 million (US$125 million)) of Senior unsecured notes which mature in March 2013. Ten Holdings has entered into a US$125 million foreign currency interest rate swap resulting in floating rates and a fixed currency exchange rate of US$1:A$1.6807 until March 2013. This swap is designated as a fair value hedge and its fair value of $63 million (current portion of $7 million) is recorded on the consolidated balance sheet in Hedging derivative instruments. The notes had a swap adjusted effective interest rate of 9.2% as at August 31, 2008 (2007 – 7.7%).

(11) Ten Holdings has $136 million (August 31, 2007 - $129 million) of Senior unsecured notes which bear interest at floating rates plus a margin and mature in December 2015. The notes had an interest rate of 8.5% as at August 31, 2008 (2007 – 7.1%)

Under the Canwest Media Inc. Senior secured revolving credit facility the Company is required to maintain a fair value of the Canwest Media Inc. interest rate swaps and foreign currency and interest rate swaps below a prescribed threshold of $500 million. In November 2008, this threshold was revised to $400 million. There are also prescribed thresholds for individual counterparties, which have two-way recouponing provisions. During the year ended August 31, 2008, the Company made net recouponing payments of $5 million and $14 million on its hedging derivative instruments and derivative instruments, respectively (2007 – nil). In addition, under the Limited Partnership senior credit facilities, the Limited Partnership is required to maintain a fair value of its foreign currency and interest rate swap liabilities below a prescribed threshold of $250 million.

The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

Principal payments of long-term debt, based on terms existing at August 31, 2008 over the next five years, are:

Year ending August 31,	2009	13,063
	2010	26,313
	2011	286,445
	2012	324,373
	2013	1,116,926

10.          OBLIGATIONS UNDER CAPITAL LEASES

The Company has entered into capital leases with future minimum lease payments for the years ended August 31 as follows:

2009	4,450
2010	3,900
2011	3,969
2012	-
2013	-
Thereafter	1,560
Total minimum lease payments	13,879
Amount representing interest (at rates of 5.9% to 8.5%)	(2,963)
Present value of minimum capital lease payments	10,916
Less current portion of obligations under capital leases	(3,675)
7,241

For the year ended August 31, 2008 the Company recorded interest expense on the obligations under capital leases of $1.1 million (2007 – $1.3 million, 2006 - $1.4 million).

11.          PUTTABLE INTEREST IN SUBSIDIARY

The Company and Goldman Sachs have agreed to certain put rights and call rights with respect to Goldman Sachs’ interest in the common shares of CW Investments, which are exercisable in 2011, 2012 and 2013 subject to certain restrictions. Under this agreement, the value of the Goldman Sachs interest under the put and call provisions is determined by a formula which varies based upon the adjusted combined segment operating profit (“Combined Segment Operating Profit”) of the Company’s Canadian television segment plus the CW Media specialty television operations. In 2011, subject to any necessary regulatory approvals, the Company shall effect the combination of CW Media and its Canadian television segment. The relative ownership interests in the combined company will be calculated based upon an enterprise value which is determined based on a multiple of twelve times the combined Segment Operating Profit for the twelve months ended March 31, 2011 less the consolidated net indebtedness of CW Investments at that time. The Goldman Sachs share is determined based upon a rate of return which varies based on the Combined Segment Operating Profit.

In each of 2011, 2012 and 2013 the Company will have the right to cause CW Investments to purchase (or it may purchase itself) up to 100% of Goldman Sachs’ interest in CW Investments, subject to CW Investments remaining below a maximum consolidated leverage ratio if less than 100% of the Goldman Sachs interest is acquired (the “call right”). In the event that the Company or CW Investments does not exercise its call right with respect to at least 50% of Goldman Sachs’ interest in 2011, Goldman Sachs has the right to require CW Investments to acquire interests, which, together with any interests purchased pursuant to the Company’s call in 2011, would equal up to 50% of Goldman Sachs’ interest, subject to CW Investments remaining below a maximum consolidated leverage ratio. Goldman Sachs also has the right to require CW Investments to purchase any remaining interests that it holds in 2013. In the event that the Company or CW Investments has not acquired 100% of the Goldman Sachs’ interest by the expiry date of the last put right in 2013, then Goldman Sachs will be entitled to sell CW Investments, subject to a right of first offer in favour of the Company, failing which Goldman Sachs will have the right to require CW Investments to effect an initial public offering of CW Investments to effect its exit.

For purposes of determining the value of the put and call rights, regardless of actual results, the Company and Goldman Sachs have agreed to certain minimum amounts of Combined Segment Operating Profits of $230 million, $250 million and $280 million in each of 2011, 2012 and 2013, respectively. This minimum will not apply for purposes of determining the value applicable on exercise of Goldman Sachs’ put rights, except that if the put is exercised in 2011, the value will be based upon an agreed total enterprise value of no less than $2.5 billion less the consolidated net indebtedness of CW Investments as at March 31, 2011.

The Goldman Sachs puttable interest in CW Investments is classified as a financial liability. It was initially recorded based on the amount invested by Goldman Sachs on August 15, 2007. The puttable interest in CW Investments is carried at amortized cost using the effective interest method. Under this method the carrying amount of the liability is measured by computing the present value of the estimated future cash flows at the original effective rate of 19.4% which was determined based on the initial estimated amounts to settle the liability in 2011 and 2013. The liability will accrete to the estimated amount to settle the liability through charges to net earnings which are recorded as Accretion of long-term liabilities. As at August 31, 2008, the puttable interest liability was re-measured, based on management’s current expectations of the amounts required to settle the put options which represent a decrease compared to the prior year’s estimates. The present value of the effect of the decrease of $32.8 million has been recorded as a reduction of the liability as at August 31, 2008 and a reduction of the accretion expense for the year then ended.

August 15, 2007	479,965
Accretion expense	3,603
Amortized cost - August 31, 2007	483,568
Accretion expense	94,589
Accretion expense adjustment due to change in cash flows	(32,763)
Amortized cost - August 31, 2008	545,394

The future estimated cash flows are calculated based on the formula described above and will vary based on changes in expected and actual Combined Segment Operating Profit of the CW Media and Canadian television segments and based on changes in actual and expected CW Investments consolidated debt. While management has computed the carrying amount using estimates of the Combined Segment Operating Profit and debt including expected future advertising and subscriber revenue, expected future operating expenses, expected components of cash flows which will affect CW Investments debt that are reasonable and supportable, it is reasonably possible that the carrying value may increase or decrease by a material amount based on changes in future estimates of or actual Combined Segment Operating Profit and CW Investments net debt.

12.	CAPITAL STOCK

The authorized and issued capital stock of the Company is as follows:

Authorized

An unlimited number of common shares.

An unlimited number of preference shares.

Issued
	2008	2007
22,786 common shares	438,838	438,838

13.           ACCUMULATED OTHER COMPREHENSIVE LOSS

	Foreign currency translation adjustment	Available for sale investments	Hedging derivative instruments designated as cash flow hedges	Total
Balance, August 31, 2005	(11,937)	-	-	(11,937)
Other comprehensive loss	(5,519)	-	-	(5,519)
Balance, August 31, 2006	(17,456)	-	-	(17,456)
Other comprehensive income	11,671	-	-	11,671
Balance, August 31, 2007	(5,785)	-	-	(5,785)
Cumulative impact on implementing new accounting standards (net of tax of $9,732)	-	(2,361)	(21,026)	(23,387)
Other comprehensive income (loss)	2,753	2,361	(40,833)	(35,719)
Balance, August 31, 2008	(3,032)	-	(61,859)	(64,891)

The unrealized loss on foreign currency interest rate swap that will be reclassified to interest expense over the next twelve months is estimated to be $22.2 million, net of tax of $8.9 million.

14.           STOCK BASED COMPENSATION

The Company utilizes share compensation plans in order to provide employees of the Company and its subsidiaries the opportunity to participate in the growth and development of the Company. The shares referred to are the shares of the Company’s parent, Canwest. At any time the number of Canwest shares reserved for issuance to any individual under the share compensation plans may not exceed 5% of the outstanding share capital of all classes and the total number of shares issued or issuable under the plans may not exceed 10% of outstanding share capital of all classes.

In November 2007, the Board of Directors of Canwest (“Board”) approved a new Stock Option Plan (the “Option Plan”) and Restricted Share Unit Plan (the “RSU Plan”) for its eligible non-broadcast employees. These plans replace the Amended and Restated Share Compensation Plan (the “Discontinued Share Compensation Plan”). The options issued under the Discontinued Share Compensation Plan have not been modified and remain outstanding.

Stock Option Plan

The Option Plan provides for grants of options to employees of the Company and its affiliates and the issuance of Subordinate Voting Shares and Non-Voting Shares of Canwest (together being “Shares”) upon the exercise of options or vesting of restricted share units.

The Board has the authority to determine the manner in which the options granted pursuant to the Option Plan shall vest and other vesting terms applicable to the grant of options. Options may vest over a period of time (“Regular Options”) and/or may vest conditionally upon the attainment of specified market thresholds (“Market Threshold Options”) as determined by the Board. The Company utilizes the fair value approach to account for stock based compensation.

The Regular Options vest over a four year period and expire seven years after issuance. The Market Threshold Options vest on achievement of both four years service and a pre-defined price hurdle of closing prices during their seven year term. The exercise price represents the market trading price on the date on which the options were granted.

On November 6, 2007, Canwest granted 528,900 Regular Options and 353,300 Market Threshold Options to the Company’s employees. All of these options expire on November 6, 2014 and were granted at an average exercise price of $7.50 per option. The fair value of both the Regular Options and Market Threshold Options granted was estimated using a binomial option pricing model with the assumptions of no dividend yield, an expected volatility of 28%, risk free interest rates of 4.2% and an expected life of six years. The total fair value of the Regular Options issued was $1.4 million, an average of $2.61 per option. The total fair value of the Market Threshold Options was $0.9 million, an average of $2.44 per option.

The Company has recorded compensation expense for the year ended August 31, 2008 of $0.5 million related to the Option Plan.

Restricted Share Unit Plan

Eligible participants receive grants of Restricted Share Units (“RSU”), under the RSU Plan, which are settled by the issuance of an equivalent number of Shares of Canwest for nil consideration at the end of the three year term if the attainment of specified performance goals as determined by the Board have been met. Additional RSU’s are granted if Canwest declared dividends prior to the settlement date.

On November 6, 2007, Canwest granted 305,200 restricted share units under the RSU Plan. The fair value at the time of issuance was $7.50 per RSU. During the period ending August 31, 2008, 13,600 RSU’s were forfeited leaving 291,600 outstanding with a remaining life of 2.2 years.

The Company has recorded compensation expense for the year ended August 31, 2008 of $0.5 million related to the restricted share units.

Deferred Share Unit Plan

The Company’s parent, Canwest, utilizes a Deferred Share Unit Plan (“DSU”) as a component of its compensation plan for Directors. Under the DSU Plan, directors may elect to receive their compensation in cash, DSUs or a combination thereof. DSUs are issued at the market trading price of Canwest’s subordinate voting shares on the grant date. DSUs vest immediately and are only redeemable after the participant ceases to be a director. DSUs are redeemable for cash based on the value of Canwest’s subordinate voting shares at the redemption date.

The Company records the issuance of DSUs as compensation expense when issued with a corresponding credit to accrued liabilities. The liability is adjusted to its intrinsic value at each balance sheet date with a charge or credit to compensation expense.

Compensation expense related to the DSU plan was a recovery of $0.2 million for the year ended August 31, 2008 (2007 – expense of $0.1 million, 2006 - nil).

Discontinued Share Compensation Plan

On November 6, 2007, Canwest made a final grant of options under the Discontinued Share Compensation Plan to the Company’s employees. The options under the Discontinued Share Compensation Plan vest over 5 years and expire in ten years. The fair value of the options granted during the year ended August 31, 2008 was estimated using a binomial option pricing model with the assumptions of no dividend yield (2007– nil, 2006 - nil), an expected volatility of 28% (2007- 27%, 2006 – 31%), risk free interest rates of 4.3% (2007- 4.0%, 2006 – 4%) and an expected life of seven years (2007 – seven years, 2006 – seven years). The total fair value of the 629,000 options granted by the Company in the year ended August 31, 2008 with an average exercise price of $7.50 per option was $1.8 million, a weighted average fair value per option of $2.94. During the year ended August 31, 2007, 675,250 options with an average exercise price of $10.18 per option were granted with a total fair value of $2.6 million, and a weighted average fair value per option of $3.88. During the year ended August 31, 2006, 982,750 stock options were granted with a weighted average exercise price of $10.10 per option, a total fair value of $4.1 million and a weighted average fair value per option of $4.17.  The options granted vest over five years. No additional options will be issued under the Discontinued Share Compensation Plan.

The Company has recorded compensation expense for the year ended August 31, 2008 of $2.4 million (2007 - $2.7 million, 2006 - $2.5 million) with a corresponding credit to Due from parent and affiliated companies related to the Discontinued Share Compensation Plan.

The Company has recorded total compensation expense for the year ended August 31, 2008 of $3.2 million (2007 - $2.8 million, 2006 - $2.5 million) with a corresponding credit to Due from parent and affiliated companies related to all its stock based compensation plans.

Changes in outstanding options to purchase subordinate voting shares or non-voting shares of Canwest for the three years ended August 31 were as follows:

	Options	Average Exercise Price $
Options outstanding, August 31, 2005	2,494,202	13.45
Changes pursuant to:
Options granted	982,750	10.10
Options exercised	(17,231)	7.25
Options expired	(280,931)	12.80
Options forfeited	(186,386)	11.56
Options outstanding, August 31, 2006	2,992,404	12.56
Changes pursuant to:
Options granted	675,250	10.18
Options exercised	(28,600)	7.46
Options expired	(224,251)	17.34
Options forfeited	(172,559)	11.19
Options outstanding, August 31, 2007	3,242,244	11.85
Changes pursuant to:
Options granted	1,511,200	7.50
Options exercised	-	-
Options expired	(318,590)	16.32
Options forfeited	(139,650)	8.88
Options outstanding, August 31, 2008	4,295,204	10.09

Options exercisable as at August 31, 2008	1,601,204	11.98
Options exercisable as at August 31, 2007	1,366,154	13.48
Options exercisable as at August 31, 2006	1,203,151	14.83

The following options to purchase subordinate voting shares or non-voting shares of Canwest were outstanding and exercisable as at August 31, 2008:

Range of exercise prices $	Number outstanding	Weighted average remaining life years	Weighted average exercise price $	Number exercisable	Weighted average exercise price $
5 – 10	1,616,900	7.1	7.47	181,700	7.21
10 – 15	2,378,252	6.8	11.05	1,119,452	11.51
15 – 20	274,542	1.9	16.17	274,542	16.17
20 – 25	25,510	0.4	21.14	25,510	21.14
	4,295,204	6.6	10.09	1,601,204	11.98

The Limited Partnership had a performance unit plan for certain officers and employees. As part of the acquisition (note 3) the performance unit plan was discontinued and all units immediately vested under the plan. Compensation expense related to this plan was $1.5 million for the year ended August 31, 2007. The expense related to discontinuance of the performance unit plan was $6.6 million for the year ended August 31, 2007. Prior to the discontinuance of the plan, the terms of the plan were changed to allow the Limited Partnership to settle the performance unit plan in cash and, as a result, the Limited Partnership reclassified $1.7 million from contributed surplus to a liability. The Limited Partnership made cash payments of $9.7 million to settle the plan.

15.           OTHER LONG-TERM INCENTIVE PLANS

In November 2007, the Board of Canwest approved new long-term incentive plans for eligible Canadian television and CW Media employees including the Broadcast SAR Plan and the Broadcast RSU Plan. These plans replace the Discontinued Share Compensation Plan for Canadian broadcast employees.

Broadcast SAR Plan

Eligible participants receive grants of Broadcast SARs which entitle them to participate in the growth in the notional share value of the broadcast operations. Regular share appreciation rights (“Regular SARs”) vest at a rate of 25% per year. Performance threshold share appreciation rights (“Performance Threshold SARs”) vest at a rate of 25% per year if certain EBITDA growth rates, as set by the Board, have been met. At the grant date the recipients can opt to have the SARs settled at each vesting date or at the end of the four year term.

Certain employees also received SARs which vest only if the “Combined EBITDA”, as defined by the plan, of the Canadian television and CW Media television segments reaches a prescribed threshold by 2011. (“Special Performance SARs”). The Special Performance SARs vest 50% on March 11, 2011 and 50% on March 31, 2012.

The Company issued 76,000 regular SARs and 17,600 Performance Threshold SARs. At the time of issuance, the notional share value was $10.00. During the period ending August 31, 2008, 7,100 Broadcast SARs were forfeited leaving 86,500 outstanding with a remaining life of 3.2 years.

In January 2008, the Company approved an issuance of 565,472 Special Performance SARs. At the time of issuance, the notional value was $10.00 per Special Performance SAR. During the period ending August 31, 2008, 2,380 Special Performance SARs were forfeited leaving 563,092 outstanding with a remaining life of 3.1 years.

The vested SARs are settled through a cash payment which is calculated based on the increase in the notional share value at the end of the most recently completed quarter prior to the settlement date over the notional share value at the grant date.

Broadcast RSU Plan

Eligible participants receive grants of Broadcast RSUs which are settled at the end of a three year term provided that specified performance goals or other factors as determined by the Board have been met. The vested RSUs are settled through a cash payment equal to the notional share value at the end of the most recently completed quarter prior to the settlement date times the number of RSUs held. The Company issued 46,000 Broadcast RSUs under the Broadcast Plan. The notional share value at the time of issuance was $10.00 per RSU. During the period ending August 31, 2008, 5,100 RSU were forfeited leaving 40,900 outstanding with a remaining life of 2.2 years.

The RSUs are accounted as a financial liability and are accrued and adjusted to intrinsic value over the vesting period. The value of the outstanding SARs is recorded as a financial liability with changes in the intrinsic value recorded in operating expenses. The Company has recorded a nominal expense and a financial liability related to these plans.

16.	INCOME TAXES

The Company’s provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

	2008	2007	2006
		(Revised note 18)
Income taxes at combined Canadian statutory rate of 32.53% (2007 – 34.14%; 2006 – 34.37%)	(339,101)	77,114	5,124
Non-taxable portion of capital (gains) and losses	4,629	(4,619)	(2,284)
Effect of valuation allowance on future tax assets	9,263	1,348	(6,737)
Effect of foreign income tax rates differing from Canadian income tax rates	(7,306)	(9,840)	(8,242)
Change in expected future tax rates	6,063	1,891	(4,541)
Non-deductible accretion expense	20,100	1,224	-
Non-deductible expenses	7,647	7,211	5,584
Partnership net earnings allocated to minority interests	(1,681)	(16,665)	(15,822)
Effect of uncertain tax positions	(1,669)	30,768	(15,331)
Effect of partnership earnings from equity accounted affiliates	1,332	-	-
Effect of broadcast license and goodwill impairments	272,077	-	-
Taxable dividends from related parties	-	5,704	-
Non-deductible foreign exchange losses	-	-	2,641
Large corporation tax and withholding tax	-	-	1,060
Non-taxable dilution gain on disposition of Limited Partnership	-	-	(45,594)
Other	6,014	(532)	(4,281)
Provision for (recovery of) income taxes	(22,632)	93,604	(88,423)

An analysis of net earnings (loss) from continuing operations before tax by jurisdiction follows:

	2008	2007	2006
		(Revised note 18)
Canada	(1,149,972)	58,140	(157,406)
Foreign	107,545	167,734	172,313
Net earnings (loss) before tax	(1,042,427)	225,874	14,907

An analysis of the provision for current and future income taxes by jurisdiction follows:

	2008	2007	2006
Current income taxes	1,037	17,915	(14,880)
Canada	38,347	58,966	45,823
Foreign	39,384	76,881	30,943
Future income taxes
Canada	(58,502)	28,053	(127,741)
Foreign	(3,514)	(11,330)	8,375
	(62,016)	16,723	(119,366)
Provision for (recovery of) income taxes	(22,632)	93,604	(88,423)

Significant components of the Company’s future tax assets and liabilities are as follows:

	2008	2007
		(Revised note 18)
Future tax assets
Non-capital loss carryforwards	245,843	200,696
Provision for write down of investments	4,618	817
Provision for related party loan impairment	58,174	66,347
Accounts payable, other accruals and interest rate and foreign currency swap liability	143,209	94,815
Pension and post retirement benefits	22,012	23,490
Intangible assets	4,307	-
Other liabilities	-	12,944
Less: Valuation allowance	(171,705)	(124,957)
Total future tax assets	306,458	274,152

Future tax liabilities
Capital cost allowances in excess of book amortization	42,848	51,101
Pension assets - net	4,735	5,040
Broadcast rights	42,101	38,849
Intangible assets	-	119,218
Other assets	2,033	-
Total future tax liabilities	91,717	214,208
Net future tax asset	(214,741)	(59,944)

Current portion of future tax asset	52,712	16,824
Long-term future tax asset	368,529	186,803
Current portion of future tax liability	(39,475)	(38,153)
Long-term future tax liability	(167,025)	(105,530)
	(214,741)	(59,944)

As at August 31, 2008, the Company had non-capital loss carry forwards for income tax purposes of $862.0 million, that expire as follows: 2009 - $12.9 million, 2010 - $12.9 million, 2011 - $15.5 million, 2012 - $6.4 million, 2013 - $19.0 million and thereafter - $795.3 million.

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

During the year, the minority shareholders in Ten Group exchanged their shares into common shares of Ten Holdings. Under Australian tax legislation, this created a new tax consolidation group that required Ten Holdings, for income tax purposes, to fair value its consolidated assets and liabilities. This resulted in Ten Holdings recording a future tax asset of $171.1 million. The Company will not recognize the benefit associated with this future tax asset in earnings until it is realized and accordingly, has recorded a deferred gain of $171.1 million.

17.	INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

The Company has recorded the following investment gains, losses and writedowns.

	2008	2007	2006
Impairment loss on available for sale investments (note 13)	(28,329)	-	-
Dilution gain – sale of 25.8% of Limited Partnership (note 3)	-	-	101,370
Gain (loss) on sale of investment	(137)	7,480	138
Gain on sale of joint venture	-	1,318	-
Other	(1,454)	(350)	982
	(29,920)	8,448	102,490

18.	DISCONTINUED OPERATIONS

During July 2008, the Company reached an agreement to sell its United Kingdom radio stations as the Company concluded that the expectations for these assets were not consistent with the Company’s long-term growth strategy. The Company recorded a loss of $7 million on the sale of these stations. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, the results of the United Kingdom radio stations were reported within the United Kingdom radio segment. The classification of the United Kingdom radio stations as a discontinued operation increased earnings from continuing operations by $7 million for the year ended August 31, 2008 (2007 - $5 million, 2006 - nil). Cash flows from operating activities of continuing operations increased by $6 million for the year ended August 31, 2008 (2007 - $8 million, 2006 - $3 million).

During the third quarter of fiscal 2007, the Company reached an agreement to sell its 70% interest in CanWest MediaWorks (NZ) Limited as the Company concluded that it was no longer a core operating asset. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows, and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to classification as a discontinued operation, the results of CanWest MediaWorks (NZ) Limited were reported within the New Zealand television and radio segments. The sale was completed in June 2007 for aggregate proceeds of $310 million, including a special dividend, and a gain on sale of $246 million was recorded. The classification of CanWest MediaWorks (NZ) Limited as a discontinued operation decreased earnings from continuing operations by $12 million for the year ended August 31, 2007 (2006 – $14 million). Cash flows from operating activities of continuing operations decreased by $38 million for the year ended August 31, 2007 (2006 – $31 million).

During September 2006, the Company announced that it had reached an agreement to sell its Canadian radio stations for $15 million as they were not core operating assets. The transaction closed in August 2007 and the Company recorded gain of $5 million, after an allocation of goodwill of $5 million. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. Prior to the classification as a discontinued operation, the results of the Canadian radio stations were reported within the Canadian television segment. The classification of the Canadian radio stations as a discontinued operation increased earnings from continuing operations by $1 million for the year ended August 31, 2007 (2006 – $2 million). Cash flows from operating activities of continuing operations decreased by less than a million dollars for the year ended August 31, 2007 (2006 – less than a million dollars).

During the second quarter of fiscal 2006, the Company commenced a process to sell its 45% interest in TV3 Ireland as it was no longer a core operating asset. As a result, the results of these operations were classified as a discontinued operation in the consolidated statements of earnings, the net cash flows were classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities were classified on the consolidated balance sheets as assets and liabilities of discontinued operations. The Company completed the sale of TV3 Ireland on August 31, 2006. In November 2006, the Company finalized the working capital adjustment with respect to the sale and recorded an additional gain of $1 million. Prior to the classification as a discontinued operation, the results of TV3 Ireland were reported within the Ireland Television segment. The classification of TV3 Ireland as a discontinued operation decreased earnings from continuing operations by $11 million for the year August 31, 2006. Cash flows from operating activities of continuing operations decreased by $9 million for the year ended August 31, 2006.

The earnings from discontinued operations excluding the gain (loss) on sale of discontinued operations are summarized as follows:

	2008	2007	2006
Revenue	1,537	160,340	232,454

Earnings (loss) from discontinued operations before tax expense	(7,407)	18,498	41,557
Income tax expense	-	8,244	11,900
Minority interest	-	4,992	6,069

Earnings (loss) from discontinued operations	(7,407)	5,262	23,588

The carrying values of net assets related to discontinued operations are as follows:

	As at August 31, 2008	As at August 31, 2007
Current assets	-	3,100
Goodwill	-	-
Non-current assets	-	5,890
Current liabilities	-	(897)
Long-term debt	-	-
Other long-term liabilities	-	(1,086)
Net assets	-	7,007

19.	STATEMENTS OF CASH FLOWS

The following amounts comprise the net change in non-cash operating accounts included in the statements of cash flows excluding non-cash operating accounts related to discontinued operations:

	2008	2007	2006
		(Revised note 18)	(Revised note 18)
Cash generated (utilized) by:
Accounts receivable	17,702	(9,774)	(2,593)
Investment in broadcast rights	(47,771)	(17,052)	(20,401)
Inventory	(1,803)	4,455	171
Other current assets	7,547	(5,622)	(14,179)
Other assets	1,916	905	5,908
Accounts payable and accrued liabilities	(51,692)	(3,206)	(11,493)
Income taxes recoverable and payable	(42,212)	20,856	(52,528)
Deferred revenue	(2,245)	6,308	(915)
Broadcast rights payable	8,122	5,122	2,932
	(110,436)	1,992	(93,098)

The following amounts were paid on account of interest and income taxes:

	2008	2007	2006
Interest	315,895	171,016	196,909
Income taxes	90,990	56,715	90,256

20.          ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations arise from legal obligations that exist for the removal of equipment or the restoration of sites upon termination of certain agreements. Asset retirement obligations are primarily associated with transmission facilities and related structures. Additional liabilities incurred in 2008 were $1.0 million (2007 – nil). No liabilities were settled during 2008 and 2007. The asset retirement obligations, which are calculated based on the discounted future cost of the estimated cash flows required to settle the obligations, of $11.3 million (2007 – $10.1 million) are recorded in other accrued liabilities. The undiscounted amount of the estimated cash flows is approximately $19.8 million (2007 – $16.5 million). Discount rates of 8.5% to 9.0% were used to calculate the present value of the asset retirement obligations over a period of 5 to 99 years. Accretion expense of $0.9 million (2007 - $1.2 million, 2006 - $0.4 million) was recorded in the statement of earnings.

21.           PENSION, POST RETIREMENT, AND POST EMPLOYMENT BENEFITS

The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, post retirement and post employment benefits to its employees. Its defined benefit pension plans are based on years of service and final average salary. Information on the Company’s pension, post retirement, and post employment benefit plans follows:

	Pension benefits (1)		Post retirement /employment benefits (2)
	2008	2007	2008	2007
Plan Assets
Fair value – beginning of year	407,039	346,748	-	-
Actual return on plan assets	(6,025)	42,961	-	-
Employer contributions	30,756	26,903	1,928	1,009
Employee contributions	7,230	7,143	-	-
Benefits paid and administrative expenses	(20,350)	(16,716)	(1,928)	(1,009)
Reclassification (3)	(7,301)	-	-	-
Fair value – end of year	411,349	407,039	-	-

Plan Obligations
Accrued benefit obligation – beginning ofyear (4)	528,017	482,398	50,658	46,081
Amendment to plan	-	3,858	5,952	-
Accrued interest on benefits	29,890	28,274	3,548	2,717
Current service costs	26,048	26,382	2,716	1,678
Benefits paid	(20,350)	(16,716)	(1,928)	(1,009)
Actuarial losses (gains) (4)	(45,355)	3,821	(4,362)	1,191
Reclassification (3)	(7,301)	-	-	-
Accrued benefit obligation – end of year(4)	510,949	528,017	56,584	50,658

The Company’s accrued benefit asset (liability) is determined as follows:
Accrued benefit obligations	510,949	528,017	56,584	50,658
Fair value of plan assets	411,349	407,039	-	-
Plan deficits	(99,600)	(120,978)	(56,584)	(50,658)
Unamortized net actuarial losses (gains)(4)	67,897	80,432	(12,472)	(1,690)
Unamortized transitional obligations	4,053	4,486	1,814	2,117
Unamortized past service costs	13,485	14,904	5,931	566
Accrued plan liability	(14,165)	(21,156)	(61,311)	(49,665)
Valuation allowance	(333)	(435)	-	-
Accrued net plan liability, net ofvaluation allowance	(14,498)	(21,591)	(61,311)	(49,665)
The accrued pension plan asset of $17.1 million (2007 - $16.0 million) is included in long-term other assets, the accrued pension plan liability of $31.6 million (2007 - $37.6 million) and the accrued post retirement and post employment plan liability is included in other long-term liabilities in the consolidated balance sheet.

Plan assets consist of:	Actual	Target
Equity securities	61.7%	60.0%
Debt securities	34.7%	40.0%
Other	3.6%	0.0%
Total	100.0%	100.0%

The pension plans have no investment in equity or debt securities of Canwest entities.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at June 30 of each year. Subsequent to the measurement date, as a result of market conditions, fair values of pension assets have declined significantly which may result in significant changes in the future expense in the near term. In addition, the Company may be required to increase its funding of its pension plans in the near term.

The most recent actuarial valuations of the Company’s pension plans were between December 31, 2005 and December 31, 2007. The valuations indicated that the plans had deficiencies. As a result, the Company is currently required to make total annual special payments of $14.7 million. The next required valuation will be completed between December 31, 2008 and December 31, 2009. The investment strategy for pension plan assets is to utilize a balanced mix of equity and fixed income portfolios, with limited additional diversification, to earn a long-term investment return that meets the Company’s pension plan obligations. Active management strategies and style diversification strategies are utilized in anticipation of realizing investment returns in excess of market indices.

Total cash payments for 2008, consisting of cash contributed by the Company to its funded pension plans, cash payments to beneficiaries for its post retirement plans, and cash contributed to its defined contribution plans, was $44.2 million (2007 - $38.2 million, 2006 - $31.6 million).

The Company’s pension benefit expense is determined as follows:

	2008			2007
	Incurred in year	Matching adjustments(5)	Recognized in year	Incurred in year	Matching adjustments(5)	Recognized in year
Current service cost	26,048	-	26,048	26,382	-	26,382
Employee contributions	(7,230)	-	(7,230)	(7,143)	-	(7,143)
Accrued interest on benefits	29,890	-	29,890	28,274	-	28,274
Return on plan assets	6,025	(35,051)	(29,026)	(42,961)	17,678	(25,283)
Transitional obligation	-	433	433	-	434	434
Past service costs	-	1,419	1,419	3,858	(2,488)	1,370
Net actuarial loss (gain)	(45,355)	47,586	2,231	3,821	2,342	6,163
Changes in valuation allowance	40	(142)	(102)	58	(83)	(25)
Benefit expense	9,418	14,245	23,663	12,289	17,883	30,172
Employer contribution to the defined contribution plan	11,549	-	11,549	10,322	-	10,322
Total pension benefit expense	20,967	14,245	35,212	22,611	17,883	40,494
	2006
	Incurred in year	Adjustments(3)	Recognized in year
Current service cost	24,610	-	24,610
Employee contributions	(6,669)	-	(6,669)
Accrued interest on benefits	24,238	-	24,238
Return on plan assets	(15,454)	(7,766)	(23,220)
Transitional obligation	-	433	433
Past service costs	-	1,207	1,207
Net actuarial loss	1,712	3,902	5,614
Changes in valuation allowance	-	(112)	(112)
Benefit expense	28,437	(2,336)	26,101
Employer contribution to the defined contribution plan	9,028	-	9,028
Total pension benefit expense	37,465	(2,336)	35,129

The Company’s post retirement and post employment benefit expense is determined as follows:

	2008			2007
	Incurred in year	Matching adjustments(5)	Recognized in year	Incurred in year	Matching adjustments(5)	Recognized in year
Current service cost	2,716	-	2,716	1,678	-	1,678
Accrued interest on benefits	3,548	-	3,548	2,717	-	2,717
Transitional obligation	-	303	303	-	303	303
Past service costs	5,952	(5,365)	587	-	136	136
Net actuarial loss (gain)	(4,362)	10,782	6,420	1,191	(1,367)	(176)
Total post retirement benefit expense	7,854	5,720	13,574	5,586	(928)	4,658

	2006
	Incurred in year	Adjustments(3)	Recognized in year
Current service cost	1,806	-	1,806
Accrued interest on benefits	2,523	-	2,523
Transitional obligation	-	303	303
Past service costs	-	136	136
Net actuarial loss (gain)	(2,971)	3,030	59
	1,358	3,469	4,827

	Pension benefits			Post retirement/employment benefits
	2008	2007	2006	2008	2007	2006
Significant actuarial assumptions in measuring the Company’s accrued benefit obligations as at June 30 are as follows:
Discount rate	6.15%	5.60%	5.75%	6.10%	5.60%	5.75%
Rate of compensation increase	3.70%	3.40%	3.70%	-	-	-

Significant actuarial assumptions in measuring the Company’s benefit costs as at June 30 are as follows:
Discount rate	5.60%	5.75%	5.35%	5.60%	5.75%	5.35%
Expected long-term rate ofreturn on pension plan assets	7.15%	7.25%	7.25%	-	-	-
Rate of compensation increase	2.90%	3.70%	3.00%	-	-	-

The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. For fiscal 2009, the expected long-term rate of return on plan assets will be 7.0%, based on the investment mix, current yields and experience. In 2009, the Company expects to contribute $39.3 million to its defined benefit pension plans and $1.3 million to its other post retirement and post employment benefit plans.

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending August 31:

Year ending August 31,	2009	20,968
	2010	23,383
	2011	25,766
	2012	28,284
	2013	31,072
	2014 - 2018	201,892

(1)
As at August 31, 2008 the Company has defined benefit pension plans that are not fully funded. These plans have aggregate plan assets of $312.2 million (2007 - $302.1 million) and aggregate benefit obligations of $418.7 million (2007 - $443.2 million).

(2)
Post retirement plans are non-contributory and include health, dental, and life insurance benefits. The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the post retirement health and life plans were 10.0% for medical and 7.0% for dental, decreasing to an ultimate rate of 5.0% for medical in 2019. A one percentage point increase in assumed health care cost trend rates would have increased the service and interest costs and obligation by $0.8 million and $5.6 million, respectively. A one percentage point decrease in assumed health care cost trends would have lowered the service and interest costs and the obligation by $0.6 million and $4.7 million, respectively.

(3)	During 2008, $7.3 million in pension assets related to operations which have been sold were transferred. Previously they were classified as obligations of the plan.
(4)	The accrued pension benefit obligation as at August 31, 2007 was reduced by $13.0 million to reflect the reclassification between the obligation and actuarial gains and losses in the period.
(5)	Accounting entries to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

22.           FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

(a) Financial Instruments

	Carrying Amounts
	August 31, 2008					August 31, 2007
	Financial instruments required to be classified as held for trading	Financial instruments classified as available for sale	Loans and receivables	Financial liabilities at amortized cost	Foreign currency interest rate swaps accounted for as hedges
Financial Assets
Cash and cash equivalents	74,988	-	-	-	-	123,331
Accounts receivable	-	-	560,354	-	-	491,685
Other investments	-	25,518	-	-	-	1,534,920
	74,988	25,518	560,354	-	-	2,149,936
Financial Liabilities
Accounts payable and accrued liabilities	-	-	-	490,540	-	535,167
Broadcast rights payable	-	-	-	124,751	-	65,980
Long-term debt	-	-	-	3,475,005	-	3,427,700
Derivative instruments	-	-	-	-	154,865	147,295
Hedging derivative instruments	-	-		-	270,523	170,757
Puttable interest in subsidiary	-	-		545,394	-	483,568
Other long-term accrued liabilities	-	-	-	17,914	-	16,789
	-	-	-	4,653,604	425,388	4,847,256

There have been no changes in classification of financial instruments since adoption of the new financial instrument presentation on September 1, 2007 (note 2).

Total interest expense for financial liabilities carried at amortized cost was $327.8 million.

The fair values as compared to carrying values of the financial instruments are as follows:

	2008		2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash and cash equivalents	74,988	74,988	123,331	123,331
Accounts receivable	560,354	560,354	491,685	491,685
Other investments	25,518	25,518	1,534,920	1,532,559
	660,860	660,860	2,149,936	2,147,575
Financial Liabilities
Accounts payable and accrued liabilities	490,540	490,540	535,167	535,167
Broadcast rights payable	124,751	124,751	65,980	65,980
Long-term debt	3,475,005	3,156,156	3,427,700	3,367,949
Derivative instruments	154,865	154,865	147,295	147,295
Hedging derivative instruments	270,523	270,523	170,757	269,943
Puttable interest in subsidiary	545,394	528,164	483,568	483,568
Other long-term accrued liabilities	17,914	17,914	16,789	16,789
	5,078,992	4,742,913	4,847,256	4,886,691

The estimated fair values of financial instruments as at August 31, 2008 are based on relevant market prices and information available at the time.

The fair value of the short term financial assets and liabilities, which include cash and cash equivalents, accounts and other receivables, bank indebtedness, accounts payable, accrued liabilities, broadcast rights payable, approximates their carrying value due to the short term nature of these financial assets and liabilities.

The fair values of investments in equity instruments with a quoted market price and traded in an active market are based on the closing quoted market price. The fair values of the investment in private companies that do not have a quoted market price in an active market are not disclosed due to the unavailability of quoted market prices and limited markets. The Company does not intend to dispose of the investments in the near term.

The fair value of long-term debt is estimated by using market values for publicly traded debt. The fair value of long-term debt, not publicly traded, is estimated by discounting future cash flows using risk free interest rates adjusted for a credit spread. Credit spreads reflecting credit risk are affected both by the financial condition and prospects of the Company and its subsidiaries as well as by conditions affecting the credit market in general. A 0.25% increase in interest rates due to either a change in credit risk or interest rates would decrease the fair value of non publicly traded debt by $15.7 million and a $0.25% decrease would increase the fair value of non publicly traded debt by $16.0 million.

Hedging derivative instruments and derivative instruments are carried at fair value on the consolidated balance sheet. These contracts are valued using an income approach which consists of a discounted cash flow model that takes into account the present value of future cash flows under the terms of the contracts using current market information as of the reporting date such as prevailing interest rates and foreign currency spot and forward rates. Until settled, the fair value of these instruments will fluctuate based on changes in interest rate and foreign currency rates.

The fair value of other long-term liabilities, including broadcast rights payable, approximate their carrying value.

The fair value of the puttable interest in subsidiary is estimated by discounting future expected cash flows using the risk free interest rates adjusted for a credit spread aggregating to 20.4%. A 0.25% increase in interest rates due to either a change in credit risk or interest rates would decrease the value of the puttable interest in subsidiary by $4.2 million and a 0.25% decrease would increase the value of the Puttable interest in subsidiary by $4.2 million.

(b) Financial Risk Management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Company uses derivative financial instruments to hedge foreign currency and interest rate risk exposures.

The Company uses different methods to monitor the different types of risk to which it is exposed. These methods include monitoring fair value of derivative instruments, fair value of publicly traded debt, foreign exchange rates and interest rates with respect to interest rates and foreign exchange risk, aging analysis and credit reviews for credit risk and cash flow projections for liquidity risk.

Risk management is primarily the responsibility of the Company’s corporate finance functions. Significant risks are regularly monitored and actions are taken, when appropriate, according to the Company’s approved policies, established for that purpose. In addition, as required, these risks are reviewed with the Company’s Board of Directors. During the year ended August 31, 2008, the Company did not change its methods in managing its financial risks.

(i) Foreign Currency Risk

Foreign currency risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. The Company is exposed to foreign currency risk arising from various currency exposures, primarily with respect to US dollar denominated debt. The Company manages its exposure on its US dollar denominated debt and expected foreign currency exposures on US dollar denominated foreign currency cash flows associated with interest settlements. The Company’s treasury risk management policy is to hedge between 50% and 100% of its US dollar denominated debt instruments.

As at August 31, 2008, the Company and its subsidiaries have entered into interest rate and foreign currency swaps with a notional value of US$2,189.6 million (note 9) representing approximately 88% of its US dollar denominated debt. As at August 31, 2008, if the Canadian dollar had weakened or strengthened by 1% against the US dollar with all other variables held constant, after tax net earnings (loss) for the period would have been $6.4 million higher or lower and after tax other comprehensive income (loss) would have been $12.6 million higher or lower.

The Company has exposure on US dollar denominated debt of $318.7 million. As at August 31, 2008, if the Canadian dollar had weakened or strengthened by 1% against the US dollar with all other variables held constant, after tax net earnings (loss) for the period would have been $2.9 million higher or lower, respectively, mainly as a result of foreign exchange gains (losses) on translation of US dollar denominated debt.

(ii) Interest Rate Risk

The Company has no significant interest-bearing assets. The Company’s interest rate risk arises from long-term borrowings issued at variable rates which expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk.

The Company manages its cash flow interest rate risk by using interest rate and foreign currency swaps. Such swaps have the economic effect of converting borrowings from US floating rates to Canadian fixed rates or from US fixed rates to Canadian fixed rates.

Under these swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts, as well as amounts reflecting the amortization of the principal amount.

As at August 31, 2008, if interest rates on long-term debt had been 10 basis points higher or lower with all other variables held constant, after tax net earnings (loss) for the period would have been $1.3 million higher or lower, respectively, for the year ended August 31, 2008, mainly as a result of higher or lower interest expense on long-term debt, including the effect of the foreign currency and interest rate swap.

As at August 31, 2008, assuming all other variables are held constant, a 25 basis point parallel shift in the Canadian and US fixed yield curve would have resulted in a $9.3 million change in the fair value of the swap and no change in the fair value of the long-term debt. As at August 31, 2008, a $0.01 higher or lower change in the value of the Canadian dollar against the US dollar, assuming all other variables are held constant, would have resulted in a $28.3 million change in the fair value of the swap. The impact on after tax net earnings (loss) would have been $5.4 million and the impact on other comprehensive income (loss) for the year would have been $22.1 million, mainly as a result of changes in the fair value of the swap. The change in the fair value of the debt does not have an impact on net earnings (loss) and other comprehensive income (loss) as the debt is accounted for as an other financial liability at amortized cost.

	2008					2007
	Maturity	Notional Amount	Fair Value	25 basis point parallel shift	$0.01 change in Canadian dollar	Notional Amount	Fair Value
Derivative instruments:
Floating to fixed interest rate swap	Various to August 2009	46,320	1,471	75	-	46,803	1,484
Floating to fixed interest rate swap	November 2009	250,000	13,579	800	-	250,000	11,104
Floating to fixed interest rate swaps (1)	Various to December 2014	291,136 ($A320,000)	(1,372) ( A$1,551)	-	-	219,657 (A$255,000)	(4,641) ( A$5,375)
Floating to fixed interest rate swaps	Various to August 2009	509,520	141,187	825	3,400	514,828	139,348
		1,096,976	154,865	1,700	3,400	1,031,288	147,295

	2008
	Maturity	Notional Amount	Fair Value	25 basis point parallel shift	$0.01 change in Canadian dollar
Hedging derivative instruments:
Fair value hedging instruments
Fixed to floating interest rate and foreign currency swap	September 2012	717,396 (US$601,323)	86,344	(5,725)	7,400
Cash flow hedging instruments
Fixed to floating interest rate and foreign currency swap (1)	March 2013	191,134 ($A210,084)(US$125,000)	62,950	-	-
Fixed to fixed interest rate and foreign currency swap	September 2012	190,646 (US$159,777)	26,451	225	1,900
Fixed to fixed interest rate and foreign currency swap	July 2015	429,000 (US$400,000)	8,834	150	5,200
Floating to fixed interest rate and foreign currency swap	July 2014	493,750 (US$460,373)	45,671	6,250	5,100
Floating to fixed interest rate and foreign currency swap	February 2015	471,438 (US$443,081)	40,273	6,693	5,280
		2,493,364	270,523	7,593	24,880
(1)

Ten Holdings has foreign currency and interest rate swaps that convert US dollar denominated debt to Australian dollars. At August 31, 2008, if interest rates had changed by 25 basis points from the year end rates with all other variables held constant, after tax net earnings (loss) for the year would have been A$0.5 million higher or lower, mainly as a result of higher or lower interest expense from borrowings. Other components of equity would have been A$1.2 million lower or higher mainly as a result of an increase or decrease in the fair value of the cash flow hedges of borrowings.

The net loss on the derivative instruments recorded in the statements of earnings (loss) as interest rate and foreign currency swap losses are $54.0 million (2007 – gain of $16.0 million)

As at August 31, 2008, the Company has decreased the hedging derivative instruments by $47.0 million, increased long-term debt by $72.4 million related to the basis adjustment and for the year ended August 31, 2008 recorded a charge to interest rate and foreign currency swap losses of $25.2 million. During the year ended August 31, 2008, $25.2 million was recorded in net earnings (loss) which represented the hedge ineffectiveness associated with the fair value hedging instruments.

During the year ended August 31, 2008, $18.7 million foreign exchange losses, were reclassified to the income statement from AOCI, representing foreign exchange losses on the notional amounts of the cash flow hedging derivatives. These amounts were offset by foreign exchange gains recognized on the related US dollar denominated long-term debt. During the year nil was recorded in net earnings (loss) which represented hedge effectiveness associated with cash flow hedging instruments.

During the year ended August 31, 2008, the Company reclassified $15.2 million from AOCI to net earnings upon payment of interest. This amount has been recorded as a charge to interest expense and represents the effect of the swaps on the Company’s interest expense.

The change in the fair value of the debt does not have an impact on net earnings (loss) and OCI as the debt is accounted for as other financial liabilities at amortized cost.

(iii) Price Risk

Price risk arises from changes in market risks, other than interest rate risk or credit risk, causing fluctuations in the fair value or future cash flows of the financial instrument. The Company is exposed to price risk on its available-for-sale investment. As at August 31, 2008, a $0.01 change in the market value per share of the Company’s publicly traded investment would result in a change of $0.3 million in other comprehensive income (loss) for the period.

(iv) Credit Risk

The objective of managing counterparty credit risk is to prevent losses on financial assets. Credit risk arises from cash and cash equivalents, derivative financial instruments, as well as credit exposures related to outstanding receivables. The Company’s maximum exposure to credit risk are the amounts currently recognized as financial assets. Cash and cash equivalents are held at large chartered Canadian and Australian banks and accordingly the credit risk is considered minimal as the banks are rated AA(low). The Company is exposed to credit risk if the counterparties to the foreign currency and interest rate swaps are unable to meet their obligations. The Company does not expect the counterparties to fail to meet their obligations as the counterparties are rated greater than AA (low).

For exposures to accounts receivable from advertising agencies and other receivables, the Company assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors in determining credit limits. Credit is extended to customers following a credit review that includes obtaining credit ratings from external sources. Credit limits are determined based on credit assessment criteria and credit quality. Outstanding receivables are monitored regularly and any credit concerns are brought to the attention of operational management. The Company uses a variety of industry and other external sources to monitor its customers.

Management regularly monitors accounts receivable aging, reviews customer credit limits, performs credit reviews and provides allowances for potentially uncollectible accounts receivable. The amounts disclosed in the consolidated balance sheets are net of allowances for doubtful accounts. The Company establishes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of accounts receivable. The main components of this allowance are a specific loss component that relates to individually significant exposures and an overall loss component established based on historical trends.

Accounts receivable are impaired when there is evidence that collection is unlikely. The factors that are considered in determining if collection is unlikely include whether a customer is in bankruptcy, under administration or the payments are in dispute. At August 31, 2008, the Company had accounts receivable of $560.4 million, net of an allowance for doubtful accounts of $11.4 million, which adequately reflects the Company’s credit risk. At August 31, 2008, $168.3 million of accounts receivable is considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for respective customers, but not impaired.

The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk. The activity of the allowance for doubtful accounts for the period is as follows:

August 31, 2008
Allowance for doubtful accounts – beginning of period	11,981
Bad debt expense	3,496
Write-offs	(4,187)
Foreign exchange	72
Allowance for doubtful accounts – end of period	11,362

A significant portion of sales by Canadian and CW Media television are made to advertising agencies which results in some concentration of credit risk. For the CW Media television segment, 60% of the $63 million in accounts receivable as at August 31, 2008 are due from the largest ten accounts. The largest amount, which is due from an advertising agency, is $6 million or 9% of receivables at August 31, 2008. For the Canadian television segment 68% of the $136 million in accounts receivable as at August 31, 2008 are due from the largest ten accounts which are all advertising agencies. The largest amount due from a single agency is $14 million or 10% of receivables at August 31, 2008.

Sales in the publishing segment are widely distributed with 20% of the $149 million in accounts receivable as at August 31, 2008 due from the largest ten accounts which are all advertising agencies. The largest amount due from a single agency is $5 million or 3% of receivables at August 31, 2008.

For Ten Holdings, 67% of the $145 million in receivables are due from the largest ten accounts.

(v) Liquidity Risk

Liquidity risk is the risk that sufficient funds will not be available to meet financial requirements as they become due. The Company manages liquidity risk by ensuring the availability of funding through an adequate amount of committed credit facilities and continually monitors actual and projected cash flows.

The table below summarizes the Company’s financial liabilities by maturity at the balance sheet date. The amounts disclosed in the table are the contractual cash flows.

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Thereafter	Total
Accounts payable and accrued liabilities	490,540	-	-	-	490,540
Broadcast rights payable	124,751	-	-	-	124,751
Long-term debt and cash interest	231,348	241,197	2,236,098	2,363,632	5,072,275
Puttable interest in subsidiary	-	-	1,092,403	-	1,092,403
Derivative instruments
Cash outflow (Canadian dollar)	529,975	8,385	250	166	538,776
Cash inflow (Canadian dollar equivalent of US dollar)	(376,729)	(3,845)	-	-	(380,574)
Hedging derivative instrument
Cash outflow (Canadian dollar)	178,117	204,723	1,681,490	1,083,141	3,147,471
Cash inflow (Canadian dollar equivalent of US dollar)	(145,020)	(179,519)	(1,467,302)	(1,055,215)	(2,847,056)
Other long-term liabilities	-	17,063	33	818	17,914
	1,032,982	288,004	3,542,972	2,392,542	7,256,500

23.           CAPITAL MANAGEMENT

The Company holds controlling interests in a number of media companies including Canwest Limited Partnership, CW Investments Inc. and Ten Network Holdings Limited. The Company manages its capital at the Parent level separately from the capital of these subsidiaries. For capital management purposes, the Parent includes the Company and Canwest. For purposes of disclosures of capital management, the Company has provided separate information about the Company, Canwest Limited Partnership, CW Media Holdings Inc. and Ten Network Holdings Limited. The Company information provided is based on the legal non-consolidated statutory financial statements while the information provided for Canwest Limited Partnership, CW Investments Inc. and Ten Network Holdings Limited is based on their individual consolidated financial statements. The Company has not changed its approach to capital management for the year ended August 31, 2008.

The Parent

The Parent’s capital management objective is to maximize shareholder returns while ensuring the Parent is capitalized in a manner which appropriately supports its operations and provides flexibility to take advantage of growth and development opportunities. In managing its capital structure, the Parent takes into account the asset characteristics of its subsidiaries, planned requirements for funds and leveraging their individual borrowing capacities in the most efficient manner to achieve the lowest cost of borrowing.

The Parent views capital as the sum of the Parent’s net debt and shareholders’ equity, excluding AOCI. Net debt consists of long-term and current portions of debt less cash and cash equivalents.

Capital managed at the Parent as presented in the consolidated statement of financial position is summarized as follows:

	August 31, 2008	August 31, 2007
Cash and cash equivalents	(25,891)	(3,379)
Interest bearing debt	828,755	829,800
Shareholder’s equity, excluding accumulated other comprehensive income	700,389	1,663,945
Capital	1,503,253	2,490,366

The Parent is subject to certain covenants under its Senior secured revolving credit facility and Senior subordinated notes, including the following financial covenants, as defined by the related agreement as at August 31, 2008 and reflecting the 2008 amendments:
•	Total leverage ratio not exceeding 5.00 times as at August 31, 2008 which will step up to 6.75 times effective August 31, 2009 and step down to 5.25 times effective August 31, 2010;
•	Senior leverage ratio not exceeding 3.00 times as at August 31, 2008 which will step down to 2.00 times effective November 30, 2008 for the remainder of the term;
•	Adjusted EBITDA to financing expenses to exceed 2.00 times as at August 31, 2008 which will step down to 1.50 times effective May 31, 2009 and increase to 1.75 times effective February 28, 2010; and
•	Market value of equity of publicly traded investments to senior secured debt ratio not less than 1.25 times.

Leverage ratios are based on adjusted EBITDA which includes operating income before amortization from certain wholly-owned subsidiaries adjusted to exclude non-recurring items, unusual items and other adjustments permitted in calculating covenant compliance under the Senior secured revolving credit facilities and the Senior unsecured notes. The definition of adjusted EBITDA and the Parent financial covenants are non-GAAP financial measures and do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation used by other companies.

The Parent regularly monitors these ratios to ensure that it meets all financial covenants and has controls in place to ensure that contractual covenants are met. The Parent has complied with all its debt covenants as at August 31, 2008.

Subsequent to year end in November 2008, the terms of the credit facility were amended to among other things reduce the total availability to $300 million and to amend the financial covenant ratios.

The Parent manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and working capital requirements. In order to maintain or adjust its capital structure, the Parent, upon approval from its Board of Directors, may issue or repay long-term debt or undertake other activities as deemed appropriate under the specific circumstances. The Parent reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

Except for foreign ownership restrictions that were complied with during the year ended August 31, 2008, the Parent is not subject to externally imposed capital requirements. The Parent’s capital management strategy has not changed during the year ended August 31, 2008.

Canwest Limited Partnership

The Limited Partnership’s capital management objective is to maximize partner returns while ensuring the Limited Partnership is capitalized in a manner which appropriately supports its operations and provides the flexibility to take advantage of growth and development opportunities of the business. The Limited Partnership’s capital is comprised of net debt and partners’ deficiency, excluding accumulated other comprehensive income. Net debt consists of the long-term and current portions of debt and capital leases less cash and cash equivalents.

Capital managed at the Limited Partnership as presented in the consolidated statement of financial position is summarized as follows:

	August 31, 2008	August 31, 2007
Cash and cash equivalents	-	(10,682)
Long-term debt	1,331,945	1,352,750
Capital leases	9,927	12,462
Partners’ deficiency, excluding accumulated other comprehensive income	(960,649)	(939,186)
Capital	381,223	415,344

The Limited Partnership monitors capital based on its leverage ratio which is total indebtedness measured in accordance with the credit agreements of the Limited Partnership and certain subsidiaries less cash and cash equivalents held by the Limited Partnership and certain subsidiaries divided by last four quarters Adjusted EBITDA. Adjusted EBITDA is operating income before amortization adjusted to exclude non-recurring items, unusual items and other adjustments permitted in calculating covenant compliance under the Senior secured credit facilities and the Senior unsecured notes. The definition of capital, Adjusted EBITDA and the Limited Partnership’s financial covenants are non-GAAP financial measures and do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation used by other companies. Under the Limited Partnership’s Senior secured credit facilities, Senior subordinated unsecured credit facilities and Senior subordinated unsecured notes it is required to maintain to the leverage ratio of less than 5.75:1.0, a senior leverage ratio of less than 3.75:1.0, and an interest coverage ratio of not less than 1.75:1.0.

The Limited Partnership regularly monitors these ratios to ensure that it meets all financial covenants and has controls in place to ensure that contractual covenants are met. The Limited Partnership has complied with all its debt covenants as at August 31, 2008.

The Limited Partnership is not subject to externally imposed capital requirements. The Limited Partnership’s capital management strategy has not changed during the year ended August 31, 2008.

CW Investments Inc.

CW Investment’s capital management objective is to maximize shareholder returns while ensuring it is capitalized in a manner which appropriately supports its operations and provides the flexibility to take advantage of growth and development opportunities of the business. CW Investment’s capital is comprised of net debt, puttable interest in a subsidiary and shareholders’ equity, excluding AOCI. Net debt consists of interest-bearing debt and capital leases less cash and cash equivalents.

Capital managed at CW Investments as presented in the consolidated statement of financial position is summarized as follows:

	August 31, 2008	August 31, 2007
Cash and cash equivalents	(15,536)	(86,029)
Interest bearing debt	795,318	786,947
Capital leases	989	1,454
Puttable interest in a subsidiary	545,394	483,568
Shareholders’ equity, excluding accumulated other comprehensive income	177,723	261,414
Capital	1,503,888	1,447,354

CW Investments monitors capital using a consolidated leverage ratio which is consolidated total indebtedness as defined in its credit agreements less cash and cash equivalents held by CW Investments and certain subsidiaries divided by last four quarters Adjusted EBITDA. Adjusted EBITDA is operating income before amortization adjusted to exclude non-recurring items, unusual items and other adjustments permitted in calculating covenant compliance under the Senior secured credit facilities and the Senior unsecured Notes. The definition of capital, Adjusted EBITDA and CW Investment’s financial covenants are non-GAAP financial measures and do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation used by other companies. Under CW Media’s Senior secured credit facilities and Senior unsecured notes, as at August 31, 2008, CW Media is required to maintain a consolidated leverage ratio of less than 9.8:1.0. CW Investments has complied with all its debt covenants as at August 31, 2008.

Except for foreign ownership restrictions that were complied with during the year ended August 31, 2008, CW Investments is not subject to externally imposed capital requirements. CW Investment’s capital management strategy has not changed during the year ended August 31, 2008.

Ten Network Holdings Limited

Ten Holdings’ capital management objective is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders, benefit other stakeholders, maintain an optimal capital structure to reduce the cost of debt and maintain a flexible financing structure so as to be able to take advantage of any new investment opportunities or initiatives that may arise. Ten Holdings’ capital is comprised of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents.

Capital managed at Ten Holdings as presented in the Ten Holdings consolidated statement of financial position is summarized as follows:

	August 31, 2008	August 31, 2007
	$A	$A
Cash and cash equivalents	(30,938)	(20,187)
Interest bearing debt	570,441	542,604
Shareholders’ equity	766,274	627,328
Capital	1,305,777	1,149,745

In order to maintain or adjust the capital structure, Ten Holdings may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Under the Ten Holdings credit facilities, Ten Holdings is required to maintain a consolidated leverage ratio of less than 4.25:1.00. Ten Holdings has complied with all its debt covenants as of August 31, 2008.

Ten Holdings is not subject to externally imposed capital requirements. Ten Holding’s capital management strategy has not changed during the year ended August 31, 2008.

24.           RELATED PARTY BALANCES AND TRANSACTIONS

Due from parent and affiliated companies consist of the following:

	As at	As at
	August 31,	August 31,
	2008	2007
Due from parent, Canwest - non-interest bearing	65,844	67,539
Due from various affiliated companies:
Canwest Entertainment Inc. - non-interest bearing	60,888	60,888
Fireworks Entertainment Inc. - non-interest bearing	360,360	360,360
Provision for loan impairment	(421,248)	(421,248)
Due from parent and affiliated companies	65,844	67,539

These advances have no fixed repayment terms.

The Company has loans due from Fireworks Entertainment Inc. and its parent, Canwest Entertainment Inc., companies controlled by Canwest in the amount of $421.2 million (2007 – $421.2 million). Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, in fiscal 2004, Canwest commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company established a provision of $421.2 million against these loans.

The Company made operating lease payments of $3.1 million to Canwest and affiliated companies for the year ended August 31, 2008 (2007 - $3.2 million, 2006 - $3.2 million), which are included in selling, general and administrative expenses. In addition, during 2008 the Company has included in selling general and administrative expenses $0.3 million (2007 – nil, 2006 – $0.5 million) of building development expenses payable to this company. The annual obligations under these operating leases of $0.7 million and $0.4 million continue until August 2010 and May 2018 respectively.

All related party transactions have been recorded at the exchange amounts, which are representative of market rates.

25.           JOINTLY CONTROLLED ENTERPRISES

The following amounts included in the consolidated financial statements represent the Company’s proportionate interest in joint ventures.

	2008	2007
Balance Sheets
Assets
Current assets	5,095	2,134
Long-term assets	4,677	130
	9,772	2,264
Liabilities
Current liabilities	573	19
Long-term liabilities	535	-
	1,108	19

	2008	2007	2006
Statements of earnings (loss)
Revenue	27,378	5,638	4,789
Expenses	14,703	6,016	6,457
Net earnings (loss)	12,675	(378)	(1,668)

Statements of cash flows
Cash generated (utilized) by:
Operating activities	11,748	4,397	(3,139)
Investing activities	-	155	(144)
Financing activities	(11,581)	(4,540)	4,040
Net increase in cash	167	12	757

26.           COMMITMENTS, CONTINGENCIES and GUARANTEES

Commitments

(a)
The Company has entered into various agreements for the right to broadcast certain feature films and television programs in the future. These agreements generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these additional broadcast rights is contingent on the actual production and/or the airing of the programs or films. Management estimates that the commitments related to these agreements will result in annual broadcast rights payments as follows:

2009	624,497
2010	349,076
2011	242,377
2012	124,201
2013	122,454

(b)	For the year ended August 31, the Company’s future minimum lease payments under the terms of its operating leases are as follows:

2009	110,155
2010	103,762
2011	90,549
2012	71,963
2013	53,596
Thereafter	165,353

(c)
The Company is required to spend $151.2 million on initiatives that will benefit the Canadian broadcasting industry over a period of seven years. This obligation was initially recorded at fair value, being the sum of discounted future net cash flows using a discount rate of 8% with an offsetting entry to goodwill.

Changes in this obligation during the fiscal year ended August 31, 2008 are as follows:

Amortized cost - August 31, 2007	-
Obligation	113,327
Payments	(4,980)
Interest accretion	5,341
Amortized cost - August 31, 2008	113,688

As at August 31, 2008, $26.6 million of this obligation has been classified as current.

Future expenditures related to these initiatives are projected as follows:

2009	26,614
2010	23,761
2011	23,624
2012	23,761
2013	23,698
Thereafter	23,698
145,156
Amount representing discounting	(31,468)
113,688

Contingencies

(d)
The Company has requested arbitration related to $78.2 million owed by Hollinger International Inc., Hollinger Inc. and certain related parties (collectively “Hollinger”) related to certain unresolved adjustments and claims related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger. Hollinger disputes this claim and claims that it and certain of its affiliates are owed $113.3 million by the Company. The arbitration hearings have been completed and the decision of the arbitrator is expected by December 31, 2008.

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

Additionally, CW Media entered into an agreement dated August 15, 2007 (the “Separation Agreement”) pursuant to which certain of the parties to the Separation Agreement agreed to indemnify CW Media in respect of specified liabilities, including certain tax liabilities, and in some cases, on a joint and several basis. As at August 31, 2008, the Company has recorded income tax liabilities of $27.3 million which according to the terms of this agreement will be recoverable from other parties to the Separation Agreement if and when the liabilities are realized. The Company has recorded accounts receivable in this amount.

The Company has agreed to indemnify its current and former directors and officers to the extent permitted by law against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of such indemnification prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. At August 31, 2008 the Company has $40 million in directors’ and officers’ liability insurance coverage.

27.           SEGMENTED INFORMATION

The Company operates primarily within the publishing, television, radio and out-of-home advertising industries in Canada, Australia, Turkey, and United States. Segmented information has been retroactively revised to reflect the Company’s current reportable segment structure due to the sale of the United Kingdom radio segment and includes the operations of CW Media from the date of acquisition.

Each segment operates as a strategic business unit with separate management. Segment performance is measured primarily upon the basis of segment operating profit. The Company accounts for intersegment revenues as if the revenues were to third parties.

Segmented information and a reconciliation from segment operating profit to earnings before income taxes are presented below:

	Revenue(1) (2)			Segment Operating Profit			Total Assets		Capital Asset Expenditures
Operating Segments	2008	2007	2006	2008	2007	2006	2008	2007	2008	2007	2006
		(Revised note 18)			(Revised note 18)			(Revised note 18)		(Revised note 18)	(Revised note 18)
Publishing	1,302,456	1,285,298	1,261,753	294,415	269,096	248,429	2,783,127	2,798,337	36,629	19,980	22,087
Television
Canada	670,702	683,035	657,876	44,375	61,266	31,487	549,965	1,356,450	55,948	28,445	36,028
CW Media	360,024	-	-	120,571	-	-	1,767,075	-	2,865	-	-
	1,030,726	683,035	657,876	164,946	61,266	31,487	2,317,040	1,356,450	58,813	28,445	36,028
Australia	752,530	738,475	656,306	185,474	205,251	197,229	828,102	634,161	18,385	26,484	12,806
	1,783,256	1,421,510	1,314,182	350,420	266,517	228,716	3,145,142	1,990,611	77,198	54,929	48,834

Radio - Turkey	15,012	14,920	5,726	5,831	5,832	2,610	91,398	81,469	142	2,334	335
Out-of-home	161,641	146,226	109,051	6,369	416	19,593	223,732	213,262	13,990	25,387	7,572
Intersegment revenues	(7,613)	(3,796)	(4,899)
Corporate and other	-	-	-	(34,223)	(32,958)	(33,205)	245,739	1,978,954	218	584	225
Corporate development expenses	-	-	-	-	(16,910)	(6,723)
Restructuring expenses				(20,715)	-	-
Discontinued operations	-	-	-	-	-	-	-	8,990	-	-	-
	3,254,752	2,864,158	2,685,813	602,097	491,993	459,420	6,489,138	7,071,623	128,177	103,214	79,053
Elimination of equity accounted affiliates(3)	(108,767)	-	-	(44,440)	-	-				-	-
	3,145,985	2,864,158	2,685,813	557,657	491,993	459,420	6,489,138	7,071,623	128,177	103,214	79,053

Amortization of intangibles				9,040	6,395	10,947
Amortization of property, plant and equipment				113,328	92,423	86,246
Other amortization				596	1,403	7,383
Operating income				434,693	391,772	354,844
Interest expense				(327,801)	(189,535)	(183,207)
Accretion of long-term liabilities				(67,560)	(3,603)	-
Interest income				22,162	5,946	2,367
Amortization of deferred financing costs				-	(12,794)	(6,494)
Interest rate and foreign currency swap (gains) losses				(53,991)	15,955	(138,639)
Foreign exchange gains (losses)				(10,208)	9,685	(7,941)
Loan impairment recovery				-	-	8,888
Investment gains, losses and write-downs				(29,920)	8,448	102,490
Loss on debt extinguishment				-	-	(117,401)
Impairment loss on intangible assets				(408,484)	-	-
Impairment loss on goodwill				(601,318)	-	-
Earnings (loss) before income taxes				(1,042,427)	225,874	14,907
(1)

Represents revenue from third parties. In addition, the following segments recorded intercompany revenues for the year ended August 31, 2008: Canadian television – $6.4 million (2007 - $1.8 million, 2006 - $1.6 million) and Publishing - $1.2 million (2007 - $2.0 million, 2006 - $3.3 million).

(2)
Revenues consist of advertising revenues of $2,692 million (2007 - $2,560 million, 2006 - $2,388 million) and circulation and subscriber revenues of $454 million (2007 - $304 million, 2006 - $297 million).

(3)	Elimination of the Company’s equity interest in regulated entities of CW Media up to December 20, 2007.

28.           SUBSEQUENT EVENT

Subsequent to year end, the Company announced a restructuring plan that will impact the Canadian television, CW Media television and Publishing segments. The plan for Canadian and CW Media television will reduce the workforce in these segments by approximately 210 positions and the Company will incur an estimated $7 million restructuring charge in fiscal 2009 related to this plan. The plan for the Publishing segment will reduce the workforce in this segment by approximately 350 positions and the Company expects to incur an estimated $18 million to $22 million restructuring charge in fiscal 2009 related to this plan.

29.           UNITED STATES ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States (“US”) differs from Canadian GAAP. The reconciliation only covers measurement and not disclosure differences pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Amounts are in thousands of Canadian dollars, unless otherwise noted.

Principal differences affecting the Company

(a)   Comprehensive earnings

Comprehensive income, defined as all changes in equity other than those resulting from investments by owners and distributions to owners, must be reported under US GAAP. Similar requirements under Canadian GAAP were adopted by the Company effective September 1, 2007 (note 2). Upon adoption of CICA 1530, Comprehensive Income, the Company reported Other Comprehensive Income and Accumulated Other Comprehensive Income in accordance with Canadian GAAP.

(b)   Pre-operating costs

In accordance with US GAAP, pre-operating costs are expensed in the period incurred. In accordance with Canadian GAAP, the Company defers pre-operating costs until commencement of commercial operations and amortizes the deferred costs over a period not to exceed five years. The US GAAP reconciliation reflects the expensing of amounts which were deferred for Canadian GAAP of: 2008 - nil (2007 - $270, 2006 - $751), with related tax recoveries of: 2008 - nil (2007 - $54, 2006 - $150), the reversal of amortization of pre-operating costs of: 2008 - $1,072 (2007 - $1,391, 2006 - $2,416), with related tax provisions of: 2008 - $499 (2007 – $558, 2006 - $829) and decrease in minority interest share of: 2008 - nil (2007 - $35, increase of 2006 - $48) and the reversal of pre-operating costs written off of: 2008 - nil (2007 - $199, 2006 – $2,025), with related tax provisions of: 2008 - nil (2007 - $66, 2006 – $675). The Company  has classified certain operations as discontinued operations which had previously recognized pre-operating costs. The US GAAP reconciliation reflects an increase in the net earnings of discontinued operations of: 2008 - $1,900 (2007 - $356, 2006 – decrease of $1,132), with related tax provisions of: 2008 - nil (2007 - $245, 2006 – nil) related to these operations. The balance sheet effect of these adjustments was: other assets reduced by 2008 - $563 (2007 - $3,535), long-term future tax liability reduced by 2008 - $113 (2007 - $612), and shareholder’s equity reduced by the net amount of: 2008 - $450 (2007 - $2,923).

(c)   Foreign currency translation

In accordance with US GAAP, distributions from self-sustaining foreign operations do not result in a realization of the foreign currency translation adjustments account. Realization of such foreign currency translation adjustments occurs only upon the sale of all or part of the investment giving rise to the foreign currency translation adjustments. In accordance with Canadian GAAP, reductions in the net investment in self-sustaining foreign operations result in a proportionate reduction in the foreign currency translation adjustments account. The US GAAP reconciliation reflects the reversal of realization of foreign currency translation adjustments resulting in a decrease in net earnings of: 2008 – $478 (2007 – $2,981, 2006 – increase in earnings of $6,511). The balance sheet effect of these adjustments was: increase retained earnings by: 2008 - $12,464 (2007 - $12,942) and decrease accumulated other comprehensive income by: 2008 - $12,464 (2007 - $12,942).

(d)   Programming commitments

Under Canadian GAAP, certain programming commitments imposed by regulatory requirements and certain unfavourable purchase commitments related to the acquisition were accrued in the purchase equation resulting in additional goodwill.  Under U.S. GAAP, these costs are expensed as incurred. The US GAAP reconciliation reflects the expensing of these programming costs as incurred of: 2008 - $3,384 (2007 – nil, 2006 - $7,558), with related tax recoveries of 2008 - $859 (2007 – nil, 2006 - $2,500). In addition, tax rate changes impacted future taxes related to programming commitments by a recovery of $1,657 for the year ended August 31, 2008. The balance sheet effect was to reduce goodwill by $92,440 (2007 - $18,639), increase long term future tax liability by $32,658 (2007 - nil), increase in current assets by $919 (2007 – nil), reduce other long term liabilities by $76,576 (2007 - nil), reduce accrued liabilities by $28,096 (2007 - nil) and reduce shareholder’s equity by $19,507 (2007 - $18,639).

(e)   Investment in a broadcasting operation on an equity basis

Under Canadian GAAP, the Company’s investment in a broadcasting operation was accounted for using the equity method during the period that this investment was held in trust pending completion of the regulatory approval process. Effective July 6, 2000, the Company consolidated this investment for both Canadian and US GAAP purposes. Under US GAAP, the investment was initially accounted for on a cost basis; then, as a result of receiving approval to complete the purchase of the broadcasting operation, the Company changed its method of accounting for the investment to the equity method. The change in accounting policy was retroactively applied as required under APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, to the date that the Company initially acquired its investment. The US GAAP reconciliation had no effect on earnings for the periods presented. The effect on the balance sheet was to increase goodwill by: 2008 and 2007 - $38,503 and increase shareholder’s equity by: 2007 and 2006 - $38,503. The Company has determined no US GAAP difference existed related to the investment in regulated entities (note 3).

(f)    Intangible assets

Under Canadian GAAP, certain costs related to the development of broadcast licenses, other than through a business combination, were recorded as intangible assets. Under US GAAP such costs are expensed as incurred. The US GAAP reconciliation reflects the expensing of these costs incurred of: 2008 - nil (2007 - $1,278, 2006 - $1,206). During 2008, the Company disposed of operations which generated certain of the intangible assets previously expensed under US GAAP. The US GAAP reconciliation reflects a decrease in the loss on sale of discontinued operations related to this intangible asset of: 2008 - $2,484 (2007 – increase in the gain on sale of discontinued operations of $403, 2006 – nil), with related tax provision of: 2008 - nil (2007 $149, 2006 – nil). The balance sheet effect was to reduce intangible assets by: 2008 - $1,922 (2007 - $4,406), reduce long-term future tax liability by: 2008 - $711 (2007 - $711), and to reduce shareholder’s equity by: 2008 - $1,211 (2007 - $3,695).

(g)   Other investments in equity instruments

For US GAAP, investments classified as “available for sale” are carried at fair value, and unrealized gains and losses are included, net of tax, in other comprehensive income. Similar requirements under Canadian GAAP were adopted by the Company effective September 1, 2007 (note 2). Upon adoption of CICA 1530, Comprehensive Income, the Company carries its investments which have a quoted price in an active market at fair value, and unrealized gains and losses are included, net of tax, in other comprehensive income. For the Company’s other investments in private companies, fair value is not readily determinable nor are they quoted in an active market and are accordingly carried at cost. As a result, effective September 1, 2007, there is no adjustment for unrealized gains and losses on other investments in equity instruments required to arrive at US GAAP shareholder’s equity at August 31, 2008.

Prior to September 1, 2007, in accordance with Canadian GAAP, the Company carried its other investment in equity instruments at cost. The effect on the US GAAP reconciliation for the year ended August 31, 2008 was to decrease other comprehensive income by nil (2007 - $2,361, 2006 – nil), with related tax expense of $384 (2007- recovery of $384, 2006 - nil). For the year ended August 31, 2007 the balance sheet effect was to reduce other investments in equity instruments by $2,361, reduce long-term future tax liabilities by $384, and to reduce accumulated other comprehensive income by $1,977.

(h)   Pension valuation allowances

Under Canadian GAAP a valuation allowance against pension assets is the excess of the adjusted benefit asset over the expected future benefit. Changes in the valuation allowance are recorded as adjustments to pension expense. Under US GAAP valuation allowances are not recorded. The US GAAP reconciliation reflects the elimination of pension valuation allowances resulting in reduced earnings of: 2008 - $102 (2007 - $25, 2006 - $112), with related tax recoveries of: 2008 - $40 (2007 - $8, 2006 - $36). The balance sheet effect was to decrease long-term other assets by: 2008 - $333 (2007 – increase of $435), increase long-term future tax liability by: 2008 - $130 (2007 - $170) and increase shareholder’s equity by: 2008 - $203 (2007 - $265).

(i)    Proportionate consolidation

Canadian GAAP requires the accounts of jointly controlled enterprises to be proportionately consolidated. Under US GAAP, investments in jointly controlled entities are accounted as equity investments. This accounting difference applies to the Company’s investment in joint ventures disclosed in note 25. Accordingly, under accommodation provided by the SEC, this presentation difference is not included in the US GAAP reconciliation.

(j)    Accounting for derivative instruments and hedging activities

Effective September 1, 2007, the Company adopted CICA 3865, Hedges (“CICA 3865”). As a result under Canadian GAAP, the Company records the changes in fair value of cash flow hedging derivatives in other comprehensive income, to the extent effective, and amounts are reclassified to net earnings during the periods when the variability of the cash flows of hedged items affects net earnings. The Company records the changes in fair value of fair value hedging derivatives, in the statement of net earnings. In addition, the changes in the fair value of the hedged risks of the hedged instrument are recorded in net earnings. Under US GAAP these derivative instruments are not accounted for as hedges but instead changes in the fair value of the derivative instruments are recognized in net earnings immediately. The fair value of derivatives designated as hedges before August 31, 2000 have been included in a transitional adjustment and are recognized in net earnings over the term of the hedged transaction. The US GAAP reconciliation reflects the reversal of the adoption of CICA 3865 on September 1, 2007 of accumulated other comprehensive loss of $30,895, with related tax recoveries of $9,869 and shareholder’s equity of $3,346, with related tax recoveries of $1,054. The US GAAP reconciliation also reflects the recording of gains on interest rate and cross-currency swaps of: 2008 - $16,861 (2007 – loss of $14,622, 2006 – loss of $19,771), with related tax expense of: 2008 - $5,643 (2007 – recovery of $3,693, 2006 – recovery of $7,920) and the recording of minority interest share of: 2008 - $1,079 (2007 - $808, 2006 - $132). Other comprehensive loss was decreased $58,822 (2007 and 2006 – nil), with related tax recoveries of $17,669 (2007 and 2006 – nil). The balance sheet effect was to increase long-term swap liabilities by: 2008 - nil (2007 - $99,185), reduce long-term debt by $10,739 (2007 – nil), increase future tax liabilities by: 2008 - $2,985 (2007 – decrease of $31,250) and decrease minority interest by: 2008 - $1,254 (2007 - $2,333), and increase shareholder’s equity by: 2008 - $9,008 (2007 – decrease of $65,602). Included in the aforementioned adjustment is a US GAAP transition adjustment on swaps recorded in accumulated other comprehensive income of: 2008 - $641 (2007 - $961), net of tax of: 2008 - $449 (2007 - $621) and an increase in comprehensive income of: 2008 - $320 (2007 - $320, 2006 - $320) net of tax of: 2008 - $172 (2007 - $172, 2006 - $172).

(k)   Integration costs related to the acquisition of the publications properties

Under Canadian GAAP certain integration costs related to the acquisition of the Company’s publication properties were accrued in the purchase equation. Under US GAAP, these costs are expensed as incurred. The US GAAP reconciliation had no effect on net earnings for the periods presented. The balance sheet effect was to decrease goodwill by: 2008 and 2007 - $1,663, decrease minority interest by: 2008 and 2007 – $429, and reduce shareholder’s equity by: 2008 and 2007 - $1,234.

(l)    Resolution of acquired tax contingencies

Under US GAAP, the resolution of tax contingencies acquired in a business combination result in an adjustment to the purchase equation. In accordance with Canadian GAAP, the resolution of such tax contingencies is included in net earnings once the purchase price allocation is finalized. The balance sheet effect was to reduce goodwill and shareholder’s equity by: 2008 and 2007 - $7,000.

(m)  Future income taxes

Under Canadian GAAP, the Company recorded changes to future tax balances upon the adoption of CICA 3062, Goodwill and Other Intangible Assets,as an adjustment to goodwill. Under US GAAP, the changes to future tax balances upon the adoption of FAS 142, Goodwill and Other Intangible Assets, in 2001, were reflected as a future income tax recovery in the year FAS 142 was adopted. The related US GAAP balance sheet effect would be to increase goodwill by: 2008 and 2007 - $160,500, increase minority interest by: 2008 and 2007 – $11,069, and increase retained earnings by: 2008 and 2007 – $149,431.

(n)   Pension and post-retirement liabilities

As at August 31, 2007 the Company adopted SFAS 158 Employers’ Accounting for Defined Benefits Pension and Other Post-retirement Plans which requires employers to recognize in its balance sheet an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, and recognize changes in the funded status of a defined benefit pension and postretirement plans in the year in which the changes occur through comprehensive income and a separate component of shareholder’s equity. The effect on the US GAAP reconciliation for the year ended August 31, 2008 was to increase comprehensive income by $20,107 with related future tax provision of $5,334. In addition, tax rate changes impacted future tax related to pension and post-retirement liabilities by a provision of $4,426 for the year ended August 31, 2008. The balance sheet effect at August 31, 2008 was to decrease other assets by $15,875 (2007 – $12,845), decrease intangible assets by nil (2007 - $22,137), increase other long-term liabilities by $64,833 (2007 - 67,058), decrease future tax liabilities by $21,773 (2007 - $31,279) and decrease shareholder’s equity by $58,935 (2007 - $70,761). The pension and post-retirement liabilities for the year ended August 31, 2008 includes an accumulated comprehensive loss adjustment from the prior year of $12,950, with related future tax provision of $3,336, related to the adoption of FAS 158. The Company has determined this adjustment is not material to the previously reported results

For periods prior to September 1, 2007, SFAS 87, Employers’ Accounting for Pensions, the Company recognizes an additional minimum pension liability when the accumulated benefit obligation exceeds the fair value of plan assets to the extent that such excess is greater than accrued pension costs otherwise recorded. For the purposes of determining the additional minimum pension liability, the accumulated benefit obligation does not incorporate projections of future compensation increases in the determination of the obligation. No such adjustment is required under Canadian GAAP. The effect on the US GAAP reconciliation for the year ended August 31, 2007 was to increase other comprehensive income by $32,867 (2006 – $23,109), with related future tax provision of $10,063 (2006 - $9,046). In addition, tax rate changes impacted future tax by a provision of $1,673 for the year ended August 31, 2007 (2006 – nil). The balance sheet effect as at August 31, 2007, prior to the adoption of SFAS158, was to increase other long-term liabilities by $33,806, increase intangible assets by $22,137, decrease other assets by $56, decrease future tax liabilities by $3,590, and decrease shareholder’s equity by $8,135.

(o)   Dilution gain on sale of Limited Partnership

The table below reflects the US GAAP differences in calculating the dilution gain on the sale of 25.8% of the Limited Partnership described in note 3.

Dilution gain – sale of 25.8% sale of Limited Partnership in accordance with Canadian GAAP	101,370
US GAAP adjustments:
Pre-operating costs (b)	431
Goodwill adjustment related to integration costs (k)	429
Goodwill adjustment related to future income taxes (m)	(11,069)
Total US GAAP adjustments	(10,209)
Dilution gain – sale of 25.8% sale of Limited Partnership in accordance with US GAAP	91,161

(p)   Redemption of Limited Partnership units

During 2007, the Limited Partnership redeemed its Class A partnership units as described in note 3. For US GAAP purposes, the fair value of acquired assets exceeded the cost of the acquisition by an additional $10,640 and, accordingly, this excess was allocated pro-rata as an additional reduction in the amount of non-monetary acquired assets. As a result of the transaction, the property and equipment was decreased by $4,160, circulation, subscribers and other customer relationships were decreased by $2,504, newspaper mastheads were decreased by $6,709 and future tax liabilities were decreased by $2,733. During 2008, the US GAAP reconciliation reflects the reversal of amortization of property and equipment, circulation subscribers and customer relationships of: 2008 - $1,313 (2007- nil), with related tax expense of: 2008 - $368 (2007 – nil). The balance sheet effect was to decrease property and equipment $3,040 (2007 – $4,160), decrease intangible assets $9,020 (2007 – $9,213), decrease minority interest $10,640 (2007 – $10,640), decrease future tax liabilities $2,365 (2007 - $2,733), and increase shareholder’s equity by $945 (2007 – nil).

(q)   Impairment loss on goodwill

The table below reflects the US GAAP differences in calculating the impairment loss on goodwill described in note 7, sub note 3.

Impairment loss on goodwill in accordance with Canadian GAAP	475,896
US GAAP adjustments:
Programming commitments (d)	(18,639)
Investment in a broadcasting operation on an equity basis (e)	38,503
Resolution of acquired tax contingencies (l)	(7,000)
Goodwill adjustment related to future income taxes (m)	117,597
Total US GAAP adjustments	130,461
Impairment loss on goodwill in accordance with US GAAP	606,357

The balance sheet effect was to decrease goodwill and shareholders equity by $130,461 for the year ended August 31, 2008.

(r)   Puttable interest in subsidiary

Under Canadian GAAP, common shares of a subsidiary redeemable by the holder are presented as financial liabilities and accounted for at amortized cost using the effective interest rate method.  Under US GAAP, the common shares of a subsidiary redeemable by the holder are presented outside of permanent equity in accordance with Rule 5-02 of Regulation S-X of the SEC and Emerging Issues Task Force Topic No. D-98, Classification and Measurement of Redeemable Securities.  The redemption value is computed based on the contractual terms under the arrangement including the current combined segment operating profits and the difference between the estimated redemption value and the carrying value are accreted using the interest method over the period to the earliest redemption date with changes in the estimate of redemption value accounted for prospectively as a change in estimate.  The loss attributable to the minority interests has been presented as minority interests in the statement of net earnings (loss); and the excess of the accretion in the puttable interest over the minority interests allocated in the statement of earnings has been presented as a charge to retained earnings.  For the year ended August 31, 2008, the US GAAP reconciliation of net earnings (loss) reflects the reversal of accretion of long term liabilities of $61,789 recorded under Canadian GAAP and the portion of the loss allocated to the minority interest in the subsidiary of $14,337 under US GAAP.  As at August 31, 2008, the balance sheet effect is to present the puttable interest in a subsidiary as temporary equity resulting in a reversal of the financial liability of $545,394 under Canadian GAAP, increasing temporary equity by $556,480, and decreasing retained earnings by $11,086 including the accretion of the temporary equity by $87,212.

(s)   Other long-term incentive plans

SARs Under Canadian GAAP, compensation expense attributable to SARs is measured at intrinsic value with changes in intrinsic value between the grant date and the measurement date recorded as an adjustment to accrued liabilities and compensation expense. Under SFAS 123R, compensation expense attributable to SARs awards is measured at fair value at each reporting date.

RSUs Under Canadian GAAP, compensation expense attributable to RSUs is measured at intrinsic value with changes in intrinsic value between the grant date and the measurement date recorded as an adjustment to accrued liabilities and compensation expense. Under SFAS 123R, RSUs are classified as a liability and remeasured each reporting period at fair value based on fair market value. Additional compensation expense is recognized for changes in fair value each reporting period until the date of payment.

The US GAAP reconciliation reflects additional compensation expense of $237 (2007 – nil), with related tax recoveries of $69 (2007 – nil). The balance sheet effect was to increase accrued liabilities by: 2008 - $237 (2007 – nil), decrease long term future tax liability by $69 (2006 – nil), and decrease shareholder’s equity by $168 (2007 – nil).

(t)    Income taxes

Under US GAAP, the Company adopted the provisions of FIN 48 Accounting for Uncertainty in Income Taxes – an interpretation of FAS 109, (“FIN 48”) on September 1, 2007. As indicated in the transitional provisions of FIN 48, the changes have been applied retroactively without restatement of prior years’ results. Under FIN 48, the Company applies a more-likely-than-not recognition threshold for all tax uncertainties and recognizes a benefit for tax positions that meet the more-likely-than-not recognition threshold. For tax uncertainties that have a greater than 50% likelihood of being sustained upon examination, the benefit is measured based upon the cumulative probability of the amount to be realized upon ultimate settlement in excess of 50%. The cumulative effect adjustment to the Company’s opening shareholder’s equity was to decrease shareholder’s equity and increase current taxes payable by $1,674. During the year, the Company recorded no additional income tax expense related to uncertain tax positions for US GAAP purposes.

(u)   Debt Issuance Costs

Upon the adoption of CICA 3855, “Financial Instruments – Recognition and Measurement”, on September 1, 2007, for Canadian GAAP (note 2), debt issuance costs recorded in the consolidated financial statements are included in long term debt. Under US GAAP, debt issuance costs are classified as an asset. As at August 31, 2008 the Company has classified $50,720 of debt issuance costs as a reduction of long-term debt.

Under Canadian GAAP prior to September 1, 2007 the Company amortized debt issuance costs on a straight line basis. Under US GAAP, debt issuance costs are amortized using the interest method. The US GAAP reconciliation for the year ended August 31, 2008 reflects the cumulative increase to net earnings of $1,926 with related tax provisions of $580.  The Company has determined that this adjustment is not material to its previously reported results.

(v)   Consolidated Statement of Cash Flows

The Company’s consolidated statement of cash flows is prepared in accordance with Canadian GAAP, which is consistent with the principles for cash flow statements in International Accounting Standard No. 7, Cash Flow Statements. Consistent with the accommodation provided by the SEC for a GAAP reconciliation, the Company has not provided a reconciliation of cash flows to US GAAP.

Proposed accounting policies

The Fair Value Option for Financial Assets and Financial Liabilities including and amendment of FASB Statement No. 115 (“SFAS 159”)

FASB issued SFAS 159 which gives companies the option, with some exceptions, to record its financial instruments and certain other items at fair value. The fair value option can be applied on an instrument-by-instrument basis. This standard also expands the disclosures required for instruments where the fair value option has been applied. The standard is applicable for fiscal years beginning after November 15, 2007. The Company is currently considering the impact of applying this standard.

Fair Value Measurements (“SFAS 157”)

FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value in US GAAP and expands disclosures about fair values. This standard does not require any new fair value measurements. The standard is applicable for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2 ("FSP 157-2") which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP 157-2 partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within its scope.  The Company is currently considering the impact of applying this standard and related interpretation.

Non-Controlling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 (“SFAS 160”)

FASB issued SFAS 160 that indicates that non-controlling interests are to be presented as a separate component of consolidated equity, that earnings attributable to non-controlling interests should be clearly identified and presented on the face of the consolidated statement of earnings, and that changes in the parent’s ownership of the subsidiary should be accounted for as equity transactions. The standard also provides guidance on the measurement of retained non-controlling interests in subsidiaries that have been deconsolidated. This standard is applicable for fiscal years beginning after December 15, 2008. The Company is currently considering the impact of applying this standard.

Business Combinations (“SFAS 141R”)

FASB issued SFAS 141R that establishes principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose in the financial statements. This standard is effective prospectively to business combinations occurring on or after December 15, 2008. The Company is currently considering the impact of applying this standard.

Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133 (“SFAS 161”)

FASB issued SFAS 161 that enhances the disclosures of derivative instruments and hedging activities by requiring disclosure of how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flows. This standard is effective for year ends beginning after November 15, 2008. The Company is currently considering the impact of this standard.

Determination of the Useful Life of Intangible Assets (“FSP 142-3”)

FASB issued FSP 142-3 that discusses the determination of useful life of the intangible assets. FSP 142-3 indicates that the useful life would be determined by considering its own historical experience in renewing or extending similar arrangements. In absence of its own historical experience in renewing or extending similar arrangements a company would consider the assumptions that market participants would use about renewal or extension. In both cases, the assumptions would be adjusted for company specific factors. In addition, FSP 142-3 requires additional disclosures on how the cash flows associated with the asset have been impacted by the ability to renew or extend the arrangement. FSP 142-3 is to be applied prospectively and is effective for intangible assets acquired after December 15, 2008. The Company is currently considering the impact of applying this interpretation

Comparative Reconciliation of Net Earnings (Loss)

The following is a reconciliation of net earnings reflecting the differences between Canadian and US GAAP:

	2008	2007	2006
		(Restated note 18)	(Restated note 18)
Net earnings (loss) in accordance with Canadian GAAP from continuing operations	(1,021,395)	23,851	3,061
Pre-operating costs deferred (b)	-	(270)	(751)
Pre-operating costs written-off (b)	-	199	2,025
Amortization of pre-operating costs (b)	1,072	1,391	2,416
Realization of foreign currency translation adjustments (c)	(478)	(2,981)	6,511
Programming costs imposed by regulatory requirement (d)	(3,384)	-	(7,558)
Pension valuation allowances (h)	(102)	(25)	(112)
Gain (loss) on interest rate and foreign currency swaps (j)	16,861	(14,622)	(19,771)
Adjustment of dilution gain on sale of Limited Partnership (o)	-	-	(10,209)
Redemption of Limited Partnership units (p)	1,313	-	-
Impairment loss on goodwill (q)	(130,461)	-	-
Puttable interest in subsidiary (r)	61,789	-	-
Other long-term incentive plans (s)	(237)	-	-
Debt issuance costs (u)	1,926	-	-
Minority interests effect of adjustments (1)	13,258	773	(264)
Tax rate changes (n) (d)	(2,769)	(1,673)	-
Tax effect of adjustments	(6,122)	3,131	9,102
Net earnings (loss) for the year from continuing operations in accordance with US GAAP	(1,068,729)	9,774	(15,550)
Net earnings from discontinued operations in accordance with Canadian GAAP	(14,377)	257,260	187,135
Pre-operating costs (b)	1,900	356	(1,132)
Costs to develop intangible assets (f)	2,484	(875)	(1,206)
Tax effect of adjustments and tax rate changes (n)	-	(394)	-
Net earnings (loss) from discontinued operations in accordance with US GAAP	(9,993)	256,347	184,797
Net earnings (loss) for the year in accordance with US GAAP	(1,078,722)	266,121	169,247
(1) Represents the recording of minority interest share of earnings for (b), (j) and (r).

Consolidated Statements of Comprehensive Income (Loss)

Under Canadian GAAP, the Company was not required to present comprehensive income for the years ended August 31, 2007 and 2006. Under US GAAP, comprehensive income for the years ended August 31, 2007 and 2006 are as follows:

	2007	2006
Net earnings in accordance with US GAAP	266,121	169,247
Unrealized foreign currency translation gain (loss)	6,320	(12,402)
Realized foreign currency translation loss (c)	8,332	372
Foreign currency translation gain (loss)	14,652	(12,030)
Unrealized losses on securities available for sale net of tax of $384 (2006 – nil) (g)	(1,977)	-
Transition adjustment on swaps net of tax of $172 (2006 - $172) (j)	320	320
Decrease in pension and post retirement liabilities, net of tax of $10,063 (2006 – $9,046) (n)	22,804	14,063
	35,799	2,353
Comprehensive income	301,920	171,600

Comprehensive income (loss) – accumulated balances - US GAAP

	Foreign currency translation	Unrealized gains (losses) on securities	Transition adjustment on swaps	Pension and post-retirement liabilities	Total
Accumulated other comprehensive income (loss)– August 31, 2006	(33,379)	-	(1,281)	(29,266)	(63,926)
Change during the year	14,652	(1,977)	320	22,804	35,799
Adoption of SFAS 158 (q)	-	-	-	(70,761)	(70,761)
Accumulated other comprehensive income (loss)– August 31, 2007	(18,727)	(1,977)	(961)	(77,223)	(98,888)
Adjustment to adoption of SFAS 158 (n)	-	-	-	9,614	9,614
Change during the year	3,231	1,977	320	14,773	20,301
Accumulated other comprehensive income (loss)– August 31, 2008	(15,496)	-	(641)	(52,836)	(68,973)

Comparative Reconciliation of Shareholder’s Equity
A reconciliation of shareholder’s equity reflecting the differences between Canadian and US GAAP is set out below:

	2008	2007
Shareholder’s equity in accordance with Canadian GAAP	635,498	1,731,322
Pre-operating costs deferred (b)	(563)	(3,535)
Goodwill adjustment related to programming costs incurred (d)	(36,084)	(32,700)
Historical amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination (d)	938	938
Goodwill adjustment related to retroactive equity accounting of WIC upon regulatory approval (e)	38,503	38,503
Costs to develop intangible assets expensed (f)	(1,922)	(4,406)
Unrealized gain (loss) on securities available for sale (g)	-	(2,361)
Pension valuation allowance (h)	333	435
Loss on interest rate and foreign-currency swaps (j)	11,829	(97,603)
Transition adjustment on interest rate swaps (j)	(1,090)	(1,582)
Goodwill adjustment related to integration costs (k)	(1,663)	(1,663)
Goodwill adjustment related to resolution of acquired tax contingencies (l)	(7,000)	(7,000)
Goodwill adjustment related to future income taxes (m)	160,500	160,500
Pension and post-retirement liabilities (n)	(80,708)	(113,765)
Redemption of Limited Partnership units (p)	1,313	-
Impairment loss on goodwill (q)	(130,461)	-
Puttable interest in subsidiary (r)	(25,423)	-
Other long-term incentive plans (s)	(237)	-
Income taxes (t)	(1,674)	-
Minority interests effect of adjustments (1)	4,951	(8,307)
Tax effect of adjustments	35,599	81,556
Shareholder’s equity in accordance with US GAAP	602,639	1,740,332

(1) Represents the minority interest share of shareholder’s equity for (k), (m), (j), and (r).

29.           CONSOLIDATING FINANCIAL INFORMATION

The Company has entered into financing arrangements which are guaranteed by certain of its wholly-owned subsidiaries (the "Guarantor Subsidiaries"). Such guarantees are full, unconditional and joint and several.

The following supplemental financial information sets forth, on an unconsolidated basis, balance sheets, statements of operations and cash flow information for the Company, the Guarantor Subsidiaries and the Company's other subsidiaries (the "Non-Guarantor Subsidiaries"). The supplemental financial information reflects the investments of the Company in the Guarantor and Non-Guarantor Subsidiaries using the equity method of accounting. The Company’s basis of accounting has been applied to the Guarantor and Non-Guarantor Subsidiaries.

The non-guarantor’s supplemental consolidating financial information has been retroactively revised to reflect the Company’s sale in July 2008 of the United Kingdom Radio segment and the reclassification of The New Republic as a Guarantor subsidiary.

CANWEST MEDIA INC.
Supplemental Consolidating Balance Sheet
August 31, 2008

	Canwest Media Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination entries	Consolidated
Assets
Current Assets
Cash and cash equivalents	25,891	2,749	46,348	-	74,988
Accounts receivable	132,165	3,861	424,328	-	560,354
Inventory	-	-	10,710	-	10,710
Investment in broadcast rights	41,087	-	237,062	-	278,149
Future income taxes	37,070	-	15,642	-	52,712
Other current assets	15,809	117	21,065	-	36,991
	252,022	6,727	755,155	-	1,013,904
Investment in equity accounted subsidiaries	1,046,871	91,236	-	(1,138,107)	-
Other investments	1,362	-	24,156	-	25,518
Investment in broadcast rights	47,380	-	144,250	-	191,630
Due from parent and affiliated companies	240,439	757,693	(932,288)	-	65,844
Property and equipment	174,461	1,762	526,637	-	702,860
Future income taxes	116,758	-	251,771	-	368,529
Other assets	4,245	551	34,071	-	38,867
Intangible assets	85,020	2,840	1,669,565	-	1,757,425
Goodwill	-	-	2,324,561	-	2,324,561
	1,968,558	860,809	4,797,878	(1,138,107)	6,489,138
Liabilities
Current liabilities
Accounts payable	35,018	3,860	179,694	-	218,572
Accrued liabilities	103,236	18,671	183,221	-	305,128
Income taxes payable	8,981	5,712	8,029	-	22,722
Broadcast rights accounts payable	43,059	(8,885)	90,577	-	124,751
Deferred revenue	3,434	1,934	36,288	-	41,656
Future income taxes	-	-	39,475	-	39,475
Current portion of long-term debt and obligations under capital leases	-	-	16,738	-	16,738
Current portion of hedging derivative instruments	2,046	-	30,691	-	32,737
Current portion of derivative instruments	143,821	-	-	-	143,821
	339,595	21,292	584,713	-	945,600
Long-term debtswap liability	828,755	-	2,704,315	(71,128)	3,461,942
Hedging derivative instrumentsLiability	110,749	-	127,037	-	237,786
Derivative instruments	12,416	-	-	-	12,416
Obligations under capital leases	-	-	7,241	-	7,241
Other long-term liabilities	16,072	3,299	207,614	-	226,985
Future income taxes	25,473	(2,054)	143,606	-	167,025
Deferred gain	-	-	171,102	-	171,102
Puttable interest in subsidiary	-	-	545,394	-	545,394
Minority interest	-	-	78,149	-	78,149
	1,333,060	22,537	4,569,171	(71,128)	5,853,640
Shareholder's Equity
Capital stock	438,838	182,290	239,988	(422,278)	438,838
Contributed surplus	132,953	-	(388)	388	132,953
Retained earnings	128,598	663,214	51,959	(715,173)	128,598
Accumulated other comprehensive loss	(64,891)	(7,232)	(62,852)	70,084	(64,891)
	635,498	838,272	228,707	(1,066,979)	635,498
	1,968,558	860,809	4,797,878	(1,138,107)	6,489,138

Shareholder's equity in accordance with Canadian GAAP	635,498	838,272	228,707	(1,066,979)	635,498
Pre-operating costs deferred	-	-	(563)	-	(563)
Goodwill adjustment related to programming costs incurred	(32,700)	-	(3,384)	-	(36,084)
Historical amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination	938	-	-	-	938
Goodwill adjustment related to retroactive equity accounting of WIC upon regulatory approval	38,503	-	-	-	38,503
Costs to develop intangible assets expensed	-	-	(1,922)	-	(1,922)
Pension valuation allowance	333	-	-	-	333
Loss on interest rate and foreign-currency swaps	11,829	-	-	-	11,829
Transition adjustment on interest rate swaps	(1,090)	-	-	-	(1,090)
Goodwill adjustment related to integration costs	-	-	(1,663)	-	(1,663)
Goodwill adjustment related to resolution of acquired tax contingencies	(7,000)	-	-	-	(7,000)
Goodwill adjustment related to future income taxes	117,597	-	42,903	-	160,500
Pension and post-retirement liabilities	(48,842)		(31,866)	-	(80,708)
Redemption of Limited Partnership units	-	-	1,313	-	1,313
Impairment loss on goodwill	(130,461)	-	-	-	(130,461)
Puttable interest in subsidiary	-	-	(25,423)	-	(25,423)
Other long-term incentive plans	(155)	-	(82)	-	(237)
Minority interests effect of adjustments	-	-	4,951	-	4,951
Income taxes	-	-	(1,674)	-	(1,674)
Tax effect of adjustments	24,321	-	11,278	-	35,599
Interest in earnings (losses) of equity accounted affiliates	(6,132)	804	-	5,328	-
Shareholder’s equity in accordance with US GAAP	602,639	839,076	222,575	(1,061,651)	602,639

CANWEST MEDIA INC.
Supplemental Consolidating Statement of Earnings
For the Year Ended August 31, 2008

	Canwest Media Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination Entries	Consolidated
Revenue	583,063	18,943	2,543,979	-	3,145,985
Operating expenses	400,203	21,495	1,292,901	-	1,714,599
Selling, general and administrative expenses	191,229	3,953	657,832	-	853,014
Restructuring	8,158	1,849	10,708	-	20,715
	(16,527)	(8,354)	582,538	-	557,657
Amortization of intangibles	-	-	9,040	-	9,040
Amortization of property and equipment	25,954	349	87,025	-	113,328
Other amortization	157	-	439	-	596
Operating income	(42,638)	(8,703)	486,034	-	434,693
Interest expense	(71,581)	(12,741)	(243,479)	-	(327,801)
Accretion of long-term liabilities	-	-	(67,560)	-	(67,560)
Interest income	510	70	21,582	-	22,162
Interest rate and foreign currency swap losses	(49,899)	-	(4,092)	-	(53,991)
Foreign exchange gains (losses)	(1,132)	8,386	(17,462)	-	(10,208)
Investment gains, losses and write-downs	(2,132)	(87)	(27,701)	-	(29,920)
Impairment loss on intangible assets	(408,484)	-	-	-	(408,484)
Impairment loss on goodwill	(596,895)	(4,423)	-	-	(601,318)
	(1,172,251)	(17,498)	147,322	-	(1,042,427)
Provision for (recovery of) income taxes	(50,338)	(4,102)	31,808	-	(22,632)
Losses before the following	(1,121,913)	(13,396)	115,514	-	(1,019,795)
Minority interest	-	-	(42,439)	-	(42,439)
Interest in earnings (loss) of equity accounted affiliates	86,141	45,490	40,126	(131,768)	39,989
Realized currency translation adjustments	-	478	372	-	850
Net earnings (loss) from continuing operations	(1,035,772)	32,572	113,573	(131,768)	(1,021,395)
Loss on sale of discontinued operations	-	-	(6,970)	-	(6,970)
Loss from discontinued operations	-	-	(7,407)	-	(7,407)
Net loss from discontinued operations	-	-	(14,377)	-	(14,377)
Net earnings (loss) for the year	(1,035,772)	32,572	99,196	(131,768)	(1,035,772)
Retained earnings – beginning of year	1,165,316	568,121	21,716	(589,837)	1,165,316
Adoption of new accounting policies	(946)	-	248	(248)	(946)
Dividends	-	62,521	(69,201)	6,680	-
Retained earnings – end of year	128,598	663,214	51,959	(715,173)	128,598
Net earnings (loss) in accordance with Canadian GAAP from continuing operations	(1,035,772)	32,572	113,573	(131,768)	(1,021,395)
Amortization of pre-operating costs	640	-	432	-	1,072
Realization of foreign currency translation adjustments	-	(478)	-	-	(478)
Programming costs imposed by regulatory requirement	-	-	(3,384)	-	(3,384)
Pension valuation allowances	(102)	-	-	-	(102)
Gain (loss) on interest rate and cross currency swaps	67,316	-	(50,455)	-	16,861
Redemption of Limited Partnership units	-	-	1,313	-	1,313
Impairment loss on goodwill	(130,461)	-	-	-	(130,461)
Puttable interest in subsidiary	-	-	61,789	-	61,789
Other long term incentive plans	(155)	-	(82)	-	(237)
Debt issuance costs	1,678	-	248	-	1,926
Minority interests effect of adjustments	-	-	13,258	-	13,258
Tax rate changes	(2,083)	-	(686)	-	(2,769)
Tax effect of adjustments	(21,871)	-	15,749	-	(6,122)
Interest in earnings (losses) of equity accounted affiliates	37,704	1,571	-	(39,275)	-
Net earnings (loss) from continuing operations in accordance with US GAAP	(1,083,106)	33,665	151,755	(171,043)	(1,068,729)
Net losses from discontinued operations	-	-	(14,377)	-	(14,377)
Pre-operating costs	-	-	1,900	-	1,900
Costs to develop intangible assets	-	-	2,484	-	2,484
Interest in earnings of equity accounted affiliates	4,384	-	-	(4,384)	-
Net earnings (loss) from discontinued operations in accordance with US GAAP	4,384	-	(9,993)	(4,384)	(9,993)
Net earnings (loss) in accordance with US GAAP	(1,078,722)	33,665	141,762	(175,427)	(1,078,722)

CANWEST MEDIA INC.
Supplemental Consolidating Statement of Cash Flows
For the Year Ended August 31, 2008

	Canwest Media Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination entries	Consolidated
Cash generated (utilized) by:
Operating activities
Net earnings (loss) for the year	(1,035,772)	32,572	99,196	(131,768)	(1,035,772)
Net losses from discontinued operations	-	-	14,377	-	14,377
Items not affecting cash
Amortization	26,111	349	96,504	-	122,964
Non-cash interest expense (income)	(103)	-	42,360	-	42,257
Accretion of long-term liabilities	-	-	67,560	-	67,560
Future income taxes	(49,025)	238	(13,229)	-	(62,016)
Realized currency translation adjustments	-	(478)	(372)	-	(850)
Interest rate and foreign currency swap losses, net of settlements	29,459	-	4,092	-	33,551
Impairment loss on goodwill and intangible assets	1,005,379	4,423	-	-	1,009,802
Investment gains, losses and write-downs	2,132	87	27,701	-	29,920
Pension expense in excess of (less than) employer contributions	7,004	(208)	(2,242)	-	4,554
Minority interest	-	-	42,439	-	42,439
Loss (earnings) from equity accounted affiliates	(86,141)	(45,490)	(40,126)	131,768	(39,989)
Foreign exchange losses (gains)	-	(6,736)	14,687	-	7,951
Stock compensation expense	2,616	51	753	-	3,420
Repayment of non-cash accrued interest on long-term debt	-	-	(31,719)	-	(31,719)
Distributions equity affiliates	172,680	62,251	-	(234,931)	-
Changes in non-cash operating accounts	(53,014)	18,000	(75,422)	-	(110,436)
Cash flows from operating activities of continuing operations	21,326	65,059	246,559	(234,931)	98,013
Cash flows from operating activities of discontinued operations	-	-	(6,034)	-	(6,034)
Cash flows from operating activities	21,326	65,059	240,525	(234,931)	91,979

Investing Activities
Other investments	385	(190)	(2,775)	-	(2,580)
Payment of acquisition costs	-	-	(35,921)	-	(35,921)
Cash from equity accounted affiliates	-	-	45,595	-	45,595
Proceeds from sale of property and equipment	69	-	70	-	139
Purchase of property and equipment	(56,166)	(453)	(71,558)	-	(128,177)
Proceeds from (advances to) parent andaffiliated companies	61,898	(63,623)	-	-	(1,725)
Investing activities from discontinued operations	-	-	(1,336)	-	(1,336)
	6,186	(64,266)	(65,925)	-	(124,005)
Financing Activities
Issuance of long-term debt, net of financing costs	-	-	308,978	-	308,978
Repayment of long-term debt	-	-	(310,519)	-	(310,519)
Advances of revolving facilities, net of financing costs	-	-	45,412	-	45,412
Swap recouponing payments	(5,000)	-	-	-	(5,000)
Payments of capital leases	-	-	(3,182)	-	(3,182)
Distributions paid	-	-	(234,931)	234,931	-
Payment of distributions to minority interest	-	-	(54,622)	-	(54,622)
	(5,000)	-	(248,864)	234,931	(18,933)
Foreign exchange gain on cash denominated in foreign currencies	-	-	2,616	-	2,616
Net change in cash and cash equivalents	22,512	793	(71,648)	-	(48,343)
Cash and cash equivalents — beginning of year	3,379	1,956	117,996	-	123,331
Cash and cash equivalents — end of year	25,891	2,749	46,348	-	74,988

CANWEST MEDIA INC.
Supplemental Consolidating Balance Sheet
August 31, 2007

	Canwest Media Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination entries	Consolidated
Assets
Current Assets
Cash	3,379	1,956	117,996	-	123,331
Accounts receivable	129,646	3,170	358,869	-	491,685
Inventory	-	-	8,907	-	8,907
Investment in broadcast rights	44,291	-	125,323	-	169,614
Future income taxes	7,631	-	9,193	-	16,824
Other current assets	19,584	68	24,886	-	44,538
Assets of discontinued operations	-	-	3,100	-	3,100
	204,531	5,194	648,274	-	857,999
Investment in equity accounted subsidiaries	1,089,542	103,498	-	(1,193,040)	-
Other investments	4,213	-	1,530,707	-	1,534,920
Investment in broadcast rights	34,355	-	4,646	-	39,001
Due from parent and affiliated companies	483,304	665,040	(1,080,805)	-	67,539
Property and equipment	142,833	1,192	521,829	-	665,854
Future income taxes	96,909	-	89,894	-	186,803
Other assets	23,912	551	66,941	-	91,404
Intangible assets	493,504	2,829	789,145	-	1,285,478
Goodwill	475,894	4,544	1,856,297	-	2,336,735
Assets of discontinued operations	-	-	5,890	-	5,890
	3,048,997	782,848	4,432,818	(1,193,040)	7,071,623
Liabilities
Current liabilities
Accounts payable	30,622	5,416	178,228	-	214,266
Accrued liabilities	104,018	19,001	208,002	-	331,021
Income taxes payable	16,609	10,535	32,514	-	59,658
Broadcast rights accounts payable	35,274	(4,087)	34,793	-	65,980
Deferred revenue	3,039	2,151	36,977	-	42,167
Future income taxes	-	-	38,153	-	38,153
Current portion of long-term debt and obligations under capital leases	-	-	11,045	-	11,045
Current portion of derivative instruments	4,805	-	-	-	4,805
Liabilities of discontinued operations	-	-	897	-	897
	194,367	33,016	540,609		767,992
Long-term debt	934,059	-	2,721,395	(65,507)	3,589,947
Derivative instruments	147,131	-	-	-	147,131
Obligations under capital leases	-	-	11,381	-	11,381
Other accrued liabilities	16,374	4,184	167,426	-	187,984
Future income taxes	25,744	(3,358)	83,144	-	105,530
Puttable interest in subsidiary	-	-	483,568	-	483,568
Minority interest	-	-	45,682	-	45,682
Liabilities of discontinued operations	-	-	1,086	-	1,086
	1,317,675	33,842	4,054,291	(65,507)	5,340,301
Shareholder's Equity
Capital stock	438,838	182,303	361,975	(544,278)	438,838
Contributed surplus	132,953		(797)	797	132,953
Retained earnings	1,165,316	568,121	21,716	(589,837)	1,165,316
Accumulated other comprehensive loss	(5,785)	(1,418)	(4,367)	5,785	(5,785)
	1,731,322	749,006	378,527	(1,127,533)	1,731,322
	3,048,997	782,848	4,432,818	(1,193,040)	7,071,623

Shareholder's equity in accordance with Canadian GAAP	1,731,322	749,006	378,527	(1,127,533)	1,731,322
Pre-operating costs deferred	(640)	-	(2,895)	-	(3,535)
Goodwill adjustment related to programming costs incurred	(32,700)	-	-	-	(32,700)
Historical amortization of goodwill related to future programming costs imposed by regulatory requirement on business combination	938	-	-	-	938
Goodwill adjustment related to retroactive equity accounting of WIC upon regulatory approval	38,503	-	-	-	38,503
Costs to develop intangible assets expensed	-	-	(4,406)	-	(4,406)
Unrealized gain (loss) on securities available for sale	-	-	(2,361)	-	(2,361)
Pension valuation allowance	435	-	-	-	435
Loss on interest rate and cross-currency swaps	(58,972)	-	(38,631)	-	(97,603)
Transition adjustment on interest rate swaps	(1,582)	-	-	-	(1,582)
Goodwill adjustment related to integration costs	-	-	(1,663)	-	(1,663)
Goodwill adjustment related to resolution of acquired tax contingencies	(7,000)	-	-	-	(7,000)
Goodwill adjustment related to future income taxes	117,597	-	42,903	-	160,500
Pension and post-retirement liabilities	(53,695)	-	(60,070)	-	(113,765)
Minority interests effect of adjustments	-	-	(8,307)	-	(8,307)
Tax effect of adjustments	50,060	-	31,496	-	81,556
Interest in earnings (losses) of equity accounted affiliates	(43,934)	(5,326)	-	49,260	-
Shareholder’s equity in accordance with US GAAP	1,740,332	743,680	334,593	(1,078,273)	1,740,332

CANWEST MEDIA INC.
Supplemental Consolidating Statement of Earnings
For the Year Ended August 31, 2007

	Canwest Media Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination Entries	Consolidated
Revenue	609,332	22,865	2,231,961	-	2,864,158
Operating expenses	390,983	24,503	1,144,989	-	1,560,475
Selling, general and administrative expenses	206,971	7,081	597,638	-	811,690
	11,378	(8,719)	489,334	-	491,993
Amortization of intangibles	-	-	6,395	-	6,395
Amortization of property and equipment	21,512	500	70,411	-	92,423
Other amortization	590	-	813	-	1,403
Operating income	(10,724)	(9,219)	411,715	-	391,772
Interest expense	(107,038)	12,873	(95,370)	-	(189,535)
Accretion of long-term liabilities	-	-	(3,603)	-	(3,603)
Interest income	3,001	581	2,364	-	5,946
Amortization of deferred financing costs	(5,066)	-	(7,728)	-	(12,794)
Interest rate and foreign currency swap gains (losses)	(8,644)	-	24,599	-	15,955
Foreign exchange gains (losses)	(289)	4,568	5,406	-	9,685
Investment gains, losses and write-downs	125	(4,222)	12,545	-	8,448
	(128,635)	4,581	349,928	-	225,874
Provision for income taxes	50,121	8,435	35,048	-	93,604
Earnings (loss) before the following	(178,756)	(3,854)	314,880	-	132,270
Minority interests	-	-	(105,490)	-	(105,490)
Interest in (earnings) losses of equity accounte9d affiliates	455,809	30,907	2,248	(486,542)	2,422
Realized currency translation adjustments	-	(5,351)	-	-	(5,351)
Net earnings (loss) from continuing operations	277,053	21,702	211,638	(486,542)	23,851
Gain on sale of discontinued operations	5,170	296,646	(49,818)	-	251,998
Earnings (losses) from discontinued operations	(1,112)	-	6,374	-	5,262
Net earnings from discontinued operations	4,058	296,646	(43,444)		257,260
Net earnings (loss) for the year	281,111	318,348	168,194	(486,542)	281,111
Retained earnings – beginning of year	884,205	479,384	(56,189)	(423,195)	884,205
Dividends	-	(229,611)	(90,289)	319,900	-
Retained earnings – end of year	1,165,316	568,121	21,716	(589,837)	1,165,316

Net earnings (loss) in accordance with Canadian GAAP from continuing operations	277,053	21,702	211,638	(486,542)	23,851
Pre-operating costs deferred	-	-	(270)	-	(270)
Pre-operating costs written off	-	-	199	-	199
Amortization of pre-operating costs	426	-	965	-	1,391
Realization of foreign currency translation adjustments	-	(2,981)	-	-	(2,981)
Pension valuation allowances	(25)	-	-	-	(25)
Gain (loss) on interest rate and cross currency swaps	19,949	-	(34,571)	-	(14,622)
Minority interests effect of adjustments	-	-	773	-	773
Tax rate changes	-	-	(1,673)	-	(1,673)
Tax effect of adjustments	(6,923)	-	10,054	-	3,131
Interest in earnings (losses) of equity accounted affiliates	(27,504)	(465)	-	27,969	-
Net earnings (loss) from continuing operations in accordance with US GAAP	262,976	18,256	187,115	(458,573)	9,774
Net earnings (loss) from discontinued operations	4,058	296,646	(43,444)	-	257,260
Pre-operating costs	-	-	356	-	356
Costs to develop intangible assets expensed	-	-	(875)	-	(875)
Tax effect of adjustments	-	-	(394)	-	(394)
Interest in earnings of equity accounted affiliates	(913)	-	-	913	-
Net earnings (loss) from discontinued operations in accordance with US GAAP	3,145	296,646	(44,357)	913	256,347
Net earnings (loss) in accordance with US GAAP	266,121	314,902	142,758	(457,660)	266,121

CANWEST MEDIA INC.
Supplemental Consolidating Statement of Cash Flows
For the Year Ended August 31, 2007

	Canwest Media Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination entries	Consolidated
Cash generated (utilized) by:
Operating activities
Net earnings (loss) for the year	281,111	318,348	168,194	(486,542)	281,111
Net loss (earnings) from discontinued operations	(4,058)	(296,646)	43,444	-	(257,260)
Items not affecting cash Amortization	27,168	500	85,347	-	113,015
Non-cash interest expense (income)	(3,876)	-	-	-	(3,876)
Accretion of long-term liabilities	-	-	3,603	-	3,603
Future income taxes	30,443	2,192	(15,912)	-	16,723
Realized currency translation adjustments	-	5,351	-	-	5,351
Interest rate and foreign currency swap (gains) losses net of settlements	9,764	-	(24,599)	-	(14,835)
Investment gains, losses and write-downs	(125)	4,222	(12,545)	-	(8,448)
Pension expense in excess of (less than) employer contributions	2,704	-	4,214	-	6,918
Minority interests	-	-	105,490	-	105,490
Loss (earnings) of equity accounted affiliates	(455,809)	(30,907)	(2,248)	486,542	(2,422)
Foreign exchange (gains) losses	15	(4,542)	(5,495)	-	(10,022)
Stock compensation expense	2,702	-	(1,586)	-	1,116
Distributions equity affiliates	279,856	60,998	-	(340,854)	-
Changes in non-cash operating accounts	(84,692)	29,895	56,789	-	1,992
Cash flows from operating activities of continuing operations	85,203	89,411	404,696	(340,854)	238,456
Cash flows from operating activities of discontinued operations	(1,781)	-	32,699	-	30,918
Cash flows from operating activities	83,422	89,411	437,395	(340,854)	269,374

Investing Activities
Other investments	(1,808)	(248)	(11,793)	-	(13,849)
Acquisitions	-	(5,873)	(1,437,681)	-	(1,443,554)
Redemption of Class A Limited Partnership Units	-	-	(496,923)	-	(496,923)
Proceeds from sales of discontinued operations	15,047	-	296,900	-	311,947
Proceeds from sales of other investments	-	-	30,672	-	30,672
Proceeds from divestitures	-	-	1,200	-	1,200
Proceeds from sale of property and equipment	1,977	-	2,372	-	4,349
Purchase of property and equipment	(29,030)	(52)	(74,132)	-	(103,214)
Proceeds from (advances to) parent andaffiliated companies	300,455	(202,899)	(105,000)	-	(7,444)
Investing activities from discontinued operations	(14)	(537)	(7,520)	-	(8,071)
	286,627	(209,609)	(1,801,905)	-	(1,724,887)
Financing Activities
Issuance of long-term debt, net of financing costs	-	-	3,311,801	-	3,311,801
Repayment of long-term debt	(292)	-	(2,126,250)	-	(2,126,542)
Advances (repayments) of revolving Facilities, net of financing costs	(423,458)	-	153,682	-	(269,776)
Settlement of swap liabilities	-	-	22,522	-	22,522
Payments of capital leases	-	-	(3,639)	-	(3,639)
Issuance of puttable interest in subsidiary	-	-	479,965	-	479,965
Distributions paid	-	-	(340,854)	340,854	-
Payment of distributions to minority interest	-	-	(97,871)	-	(97,871)
Financing activities from discontinued operations	-	-	(13,363)	-	(13,363)
	(423,750)	-	1,385,993	340,854	1,303,097
Foreign exchange gain on cash denominated in foreign currencies	-	-	777	-	777
Net change in cash and cash equivalents	(53,701)	(120,198)	22,260	-	(151,639)
Cash and cash equivalents — beginning of year	57,080	122,154	95,736	-	274,970
Cash and cash equivalents — end of year	3,379	1,956	117,996	-	123,331

CANWEST MEDIA INC.
Supplemental Consolidating Statement of Earnings
For the Year Ended August 31, 2006

	Canwest Media Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries	Elimination Entries	Consolidated
Revenue	587,959	26,960	2,070,894	-	2,685,813
Operating expenses	383,216	36,437	1,044,463	-	1,464,116
Selling, general and administrative expenses	209,537	967	551,773	-	762,277
	(4,794)	(10,444)	474,658	-	459,420
Amortization of intangibles	-	-	10,947	-	10,947
Amortization of property and equipment	22,192	572	63,482	-	86,246
Other amortization	3,524	-	3,859	-	7,383
Operating income	(30,510)	(11,016)	396,370	-	354,844
Interest expense	(114,245)	23	(107,937)	38,952	(183,207)
Interest income	33,107	6,695	1,517	(38,952)	2,367
Amortization of deferred financing costs	(4,738)	-	(1,756)	-	(6,494)
Interest rate and foreign currency swap (gains) losses	(143,528)	-	4,889	-	(138,639)
Foreign exchange gains	164	(8,101)	(4)	-	(7,941)
Loan impairment recovery	8,888	-	-	-	8,888
Investment gains, losses and write-downs	102,086	64	340	-	102,490
Loss on debt extinguishment	(117,401)	-	-	-	(117,401)
	(266,177)	(12,335)	293,419	-	14,907
Provision for (recovery of) income taxes	(115,011)	429	26,159	-	(88,423)
Earnings (loss) before the following	(151,166)	(12,764)	267,260	-	103,330
Minority interests	-	-	(95,998)	-	(95,998)
Interest in (earnings) losses of equity accounted affiliates	313,558	92,028	3,009	(405,983)	2,612
Realized currency translation adjustments	-	(6,883)	-	-	(6,883)
Net earnings (loss) from continuing operations	162,392	72,381	174,271	(405,983)	3,061
Gain (loss) on sale of discontinued operations	29,061	138,630	(4,144)	-	163,547
Earnings (losses) from discontinued operations	(1,257)	-	24,845	-	23,588
Net earnings from discontinued operations	27,804	138,630	20,701	-	187,135
Net earnings (loss) for the year	190,196	211,011	194,972	(405,983)	190,196
Retained earnings – beginning of year	694,009	268,373	(111,785)	(156,588)	694,009
Transfer of net asset to Canwest Media Inc.	-	-	7,555	(7,555)	-
Dividends	-	-	(146,931)	146,931	-
Retained earnings – end of year	884,205	479,384	(56,189)	(423,195)	884,205
Net earnings (loss) in accordance with Canadian GAAP from continuing operations	162,392	72,381	174,271	(405,983)	3,061
Pre-operating costs deferred	-	-	(751)	-	(751)
Pre-operating costs written off	-	-	2,025	-	2,025
Amortization of pre-operating costs	427	-	1,989	-	2,416
Realization of foreign currency translation adjustments	-	6,511	-	-	6,511
Programming costs imposed by regulatory requirement	(7,558)	-	-	-	(7,558)
Pension valuation allowances	(112)	-	-	-	(112)
Gain (loss) on interest rate and foreign currency swaps	(20,370)	-	599	-	(19,771)
Adjustment of dilution gain on sale of Limited Partnership	(10,209)	-	-	-	(10,209)
Minority interests effect of adjustments	-	-	(264)	-	(264)
Tax effect of adjustments	10,084	-	(982)	-	9,102
Interest in earnings (losses) of equity accounted affiliates	9,127	(2,993)	-	(6,134)	-
Net earnings (loss) from continuing operations in accordance with US GAAP	143,781	75,899	176,887	(412,117)	(15,550)
Net earnings from discontinued operations	27,804	138,630	20,701	-	187,135
Pre-operating costs	-	-	(1,132)	-	(1,132)
Costs to develop intangible assets expensed	-	-	(1,206)		(1,206)
Interest in losses of equity accounted affiliates	(2,338)	-	-	2,338	-
Net earnings from discontinued operations in accordance with US GAAP	25,466	138,630	18,363	2,338	184,797
Net earnings (loss) in accordance with US GAAP	169,247	214,529	195,250	(409,779)	169,247

CANWEST MEDIA INC.
Supplemental Consolidating Statement of Cash Flows
For the Year Ended August 31, 2006

	Canwest Media Inc. parent company	Guarantor subsidiaries	Non-guarantor subsidiaries (Revised note 18)	Elimination entries	Consolidated
Cash generated (utilized) by:
Operating activities
Net earnings (loss) for the year	190,196	211,011	194,972	(405,983)	190,196
Net earnings from discontinued operations	(27,804)	(138,630)	(20,701)	-	(187,135)
Items not affecting cash
Amortization	30,454	572	80,044	-	111,070
Non-cash interest income	(1,503)	-	-	-	(1,503)
Future income taxes	(100,204)	(1,505)	(17,657)	-	(119,366)
Realized currency translation adjustments	-	6,883	-	-	6,883
Loan impairment recovery	(8,888)	-	-	-	(8,888)
Interest rate and foreign currency swap (gains) losses net of settlements	39,679	-	(4,889)	-	34,790
Investment gains, losses and write-downs	(102,086)	(64)	(340)	-	(102,490)
Loss on debt extinguishment	117,401	-	-	-	117,401
Pension expense in excess of employer contributions	2,169	-	6,167	-	8,336
Minority interests	-	-	95,998	-	95,998
Earnings (losses) of equity accounted affiliates	(313,558)	(92,028)	(3,009)	405,983	(2,612)
Foreign exchange losses (gains)	(969)	7,619	-	-	6,650
Stock compensation expense	2,240	-	959	-	3,199
Distributions equity affiliates	168,009	92,784	-	(260,793)	-
Changes in non-cash operating accounts	(207,447)	58,191	56,158	-	(93,098)
Cash flows from operating activities of continuing operations	(212,311)	144,833	387,702	(260,793)	59,431
Cash flows from operating activities of discontinued operations	(794)	-	36,063	-	35,269
Cash flows from operating activities	(213,105)	144,833	423,765	(260,793)	94,700

Investing Activities
Other investments	(2,736)	-	-	-	(2,736)
Acquisitions	-	(73,591)	(12,487)	-	(86,078)
Proceeds from sales of discontinued operations	35,322	143,442	-	-	178,764
Proceeds from sales of other investments	9,300	-	-	-	9,300
Proceeds from issuance of partnership units	-	-	514,856	-	514,856
Proceeds from sale of property, and equipment	594	-	1,369	-	1,963
Purchase of property and equipment	(36,725)	-	(42,328)	-	(79,053)
Proceeds from (advances to) parent andaffiliated companies	1,454,249	(92,784)	(1,331,588)	-	29,877
Investing activities from discontinued operations	-	-	(14,228)	-	(14,228)
	1,460,004	(22,933)	(884,406)	-	552,665
Financing Activities
Issuance of long-term debt, net of financing costs	-	-	943,557	-	943,557
Repayment of long-term debt	(1,387,049)	-	-	-	(1,387,049)
Advances (repayments) of revolving Facilities, net of financing costs	600,125	-	(11,208)	-	588,917
Settlement of swap liabilities	(354,205)	-	-	-	(354,205)
Swap recouponing payments	(48,726)	-	-	-	(48,726)
Payments of capital leases	-	-	(1,199)	-	(1,199)
Issuance of share capital to minority interest	-	-	498	-	498
Distributions paid	-	-	(260,793)	260,793	-
Payment of distributions to minority interest	-	-	(114,744)	-	(114,744)
Financing activities from discontinued operations	-	-	(13,691)	-	(13,691)
	(1,189,855)	-	542,420	260,793	(386,642)
Foreign exchange loss on cash denominated in foreign currencies	-	-	(1,331)	-	(1,331)
Net change in cash and cash equivalents	57,044	121,900	80,448	-	259,392
Cash and cash equivalents — beginning of year	36	254	15,288	-	15,578
Cash and cash equivalents — end of year	57,080	122,154	95,736	-	274,970

30.           RECLASSIFICATION OF PRIOR YEAR AMOUNTS

Certain prior year amounts have been reclassified to conform with the financial statement presentation adopted in the current year.